40-33

HOWARD
RICE
NEMEROVSKI
CANADY
FALK
& RABKIN

A Professional Corporation

Three Embarcadero Center
Seventh Floor
San Francisco, CA 94111-4024

Telephone 415.434.1600
Facsimile 415.217.5910
www.howardrice.com

Writer's Information:

Gilbert R. Serota
Direct: 415.399.3138
gserota@howardrice.com

January 27, 2009

VIA FEDERAL EXPRESS

SEC Mail Processing
Section

JAN 28 2009

Washington, DC
110

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Form 40-33 Paper Filing

Re: Wells Fargo Funds Trust, CIK 0001081400
Form 40-33 Filing - Litigation Material Filed Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

On behalf of Wells Fargo Funds Trust, enclosed please find one copy of litigation material with respect to Wells Fargo Funds Trust, CIK 0001081400, filed herein as Form 40-33 under Section 33 of the Investment Company Act of 1940.

Very truly yours,

Gilbert R. Serota

Enclosures
cc: Lawrence S. Hing, Esq.,
Senior Counsel, Wells Fargo Bank, N.A. (w/out encls.)

PROCESSED
FEB 03 2009
THOMSON REUTERS

09005355

GILBERT R. SEROTA (No. 75305)
Email: gserota@howardrice.com
JIN H. KIM (No. 208676)
Email: jkim@howardrice.com
JEREMY T. KAMRAS (No. 237377)
Email: jkamras@howardrice.com
HOWARD RICE NEMEROVSKI CANADY
FALK & RABKIN
A Professional Corporation
Three Embarcadero Center, 7th Floor
San Francisco, California 94111-4024
Telephone: 415/434-1600
Facsimile: 415/217-5910

Attorneys for Defendants
WELLS FARGO & COMPANY, WELLS FARGO FUNDS MANAGEMENT, LLC, AND WELLS FARGO FUNDS TRUST

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN
A Professional Corporation

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

EDWARD LEE, EDWARD ARSENAULT, EMIL DE BACCO, RICHARD HINTON, ARNOLD KREEK, and MARGRET MACHT, Individually And On Behalf Of All Others Similarly Situated, Plaintiffs, v. WELLS FARGO & COMPANY, WELLS FARGO FUNDS MANAGEMENT, LLC, and WELLS FARGO FUNDS TRUST, Defendants.	No. 08-CV-1830 WHA Action Filed: April 4, 2008 NOTICE OF MOTION AND MOTION OF DEFENDANTS WELLS FARGO & COMPANY, WELLS FARGO FUNDS MANAGEMENT, LLC, TO DISMISS AMENDED COMPLAINT; MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT OF MOTION Date: February 26, 2009 Time: 2:00 pm Dept: Courtroom 9, 19th Floor Trial Date: TBD

TABLE OF CONTENTS

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN
A Professional Corporation

TABLE OF CONTENTS

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

TABLE OF AUTHORITIES

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN
A Professional Corporation

TABLE OF AUTHORITIES

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

TABLE OF AUTHORITIES

Statutes

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

TABLE OF AUTHORITIES

Other Authorities

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN
A Professional Corporation

NOTICE OF MOTION AND MOTION

TO ALL PARTIES AND THEIR ATTORNEYS OF RECORD:

PLEASE TAKE NOTICE THAT on February 26, 2009 at 2:00 p.m., or as soon thereafter as the matter may be heard, before the Honorable William H. Alsup, in courtroom 9, 19th floor of the Court indicated above, located at 450 Golden Gate Avenue, San Francisco, California, Defendants Wells Fargo & Company, Wells Fargo Funds Management, LLC, and Wells Fargo Funds Trust, will and hereby do move the Court for an order dismissing the Amended Class Action Complaint For Violation Of The Federal Securities Laws and each and every cause of action asserted therein, with prejudice.

This Motion is made pursuant to Federal Rule of Civil Procedure 12(b)(6) on the grounds that the Complaint is barred by the statute of limitations and, in any event, fails to state a claim for which relief can be granted. This Motion is based on this Notice Of Motion And Motion, the following Memorandum Of Points And Authorities, the Request For Judicial Notice and attached exhibits filed herewith, and such other and further papers and argument as may hereafter be presented.

MEMORANDUM OF POINTS AND AUTHORITIES

INTRODUCTION

As a result of rampant abuse, Congress adopted and the Courts have enforced stringent pleading standards for putative federal securities class actions. Those standards are not met by measuring the length of the complaint or by consideration of redundant pleading of irrelevant facts, conclusions without factual support, or hyperbole. Instead, the rules require specific factual pleading of each and every element required of a cause of action. That is precisely what is missing from the Complaint at issue here. Several of the fundamental elements of a 10b-5 cause of action are not pleaded with the requisite facts and specificity, including materiality, scienter, reliance, loss causation and, for the unique theory espoused here, the excessiveness of the mutual fund fees allegedly extracted from each fund by Defendants. Instead of pleading these facts, the Complaint resorts to subterfuge, papering the pleading with irrelevancies, lengthy quotations without meaning, and conclusions without factual support.

But the Court need not even reach these substantive pleading deficiencies because the entire action is barred by the statute of limitations, as shown by facts of which the Court can take judicial notice.

STATEMENT OF ISSUES TO BE DECIDED

1. Should this action be dismissed as untimely under the statute of limitations because all putative class members were on inquiry notice more than two years before the action was filed, or at a minimum, should the class period be shortened to comply with the statute of repose?

2. Should this action be dismissed because the Complaint fails to properly plead a violation of Rule 10b-5, including the elements of materiality, reliance, scienter, and loss causation, or that the revenue-sharing fees were "excessive"?

ARGUMENT

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN
A Professional Corporation

I. THIS ACTION IS BARRED BY THE STATUTE OF LIMITATIONS.

Plaintiffs assert only two claims: that (1) Wells Fargo Funds Management, LLC ("WFFM") and Wells Fargo Funds Trust violated Section 10(b) of the Securities Exchange Act of 1934 (the "1934 Act") and Rule 10b-5 thereunder; and (2) Wells Fargo & Company violated Section 20(a) of the 1934 Act. Amended Class Action Complaint For Violation Of The Federal Securities Laws ("Complaint" or "FAC") ¶¶256-270. These claims are governed by a two-year statute of limitations (28 U.S.C. §1658(b)(1)) that begins to run when the alleged misstatement or omission was discovered or should have been discovered. *Betz v. Trainer Wortham & Co., Inc.*, 519 F.3d 863, 874-76 (9th Cir. 2008). Therefore, "inquiry notice, and not merely actual notice, can cause the statute of limitations for securities fraud to begin to run." *Id.* at 875.

A. All Putative Class Members Were On Inquiry Notice More Than Two Years Before This Action Was Filed.

"A plaintiff is on inquiry notice when there exists sufficient suspicion of fraud to cause a reasonable investor to investigate the matter further." *Id.* at 876. This is a low threshold: "Plaintiffs need not . . . have fully discovered the nature and extent of the fraud before they [are] on notice that something may have been amiss." *In re Infonet Servs. Corp. Sec. Litig.*, 310 F. Supp. 2d 1106, 1119 (C.D. Cal. 2003) (quotation marks and citation omitted). Because "[a] reasonable investor is presumed to have information available in the public domain" (*Whirlpool Fin. Corp. v. GN Holdings, Inc.*, 67 F.3d 605, 610 (7th Cir. 1995)), "[c]ourts can impute knowledge of public information without inquiring into when, or whether, individual shareholders actually knew of the information in question." *Berry v. Valence Tech., Inc.*, 175 F.3d 699, 703 n.4 (9th Cir. 1999). In the case of press releases and news articles, where there is a "reasonable nexus between the allegations made in the article[s] and the nature of the action subsequently brought," such "article[s] [] put shareholders on inquiry notice." *Id.* at 705.

Here, Plaintiffs were on inquiry notice no later than December 2005—more than two years before this action was filed—because there was sufficient publicly available information to have raised the requisite suspicion of fraud in any reasonable investor. This information includes:

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN
A Professional Corporation

Public Disclosures by NASD. On June 8, 2005, the NASD announced that it had fined 15 brokers, including Wells Fargo affiliates, in connection with its "efforts to eliminate conflicts of interests in the sale of mutual funds." Defendants' Request For Judicial Notice In Support Of Motion To Dismiss ("RJN") Ex. A at 1.[1] The NASD press release explained that the brokers "operated 'preferred partner' or 'shelf space' programs" and that "[t]he mutual fund complexes that participated in these programs paid extra fees"—which the release also referred to as "revenue sharing fees"—for this "enhanced visibility." *Id.* The release further asserted that the fund complexes "use[d] assets of the mutual funds instead of their own money to meet the[se] revenue sharing obligations." *Id.* The NASD again made this information public in its monthly report of "Disciplinary and Other NASD Actions" (*Id.*, Ex. B at D17-D18), and major media outlets, including the *Los Angeles Times*, *Associated Press*, *MarketWire*, and *PR Newswire*, carried the story. *Id.*, Exs. MM-PP. Plaintiffs concede they were on inquiry notice as of the date of the NASD

[1]On a motion to dismiss, a court may consider documents attached to the complaint; documents to which the complaint refers or on which the claims rely and whose authenticity is not questioned; and documents subject to judicial notice, including the court's orders and records, press releases, news articles and industry reports, government publications, and filings with regulatory agencies. *See In re Am. Funds Sec. Litig.*, 556 F. Supp. 2d 1100, 1102 (C.D. Cal. 2008).

press release, which they incorporate into the Complaint under the heading: "***THE TRUTH BEGINS TO BE DISCLOSED***." FAC ¶246.[2]

The Siemers Action and Related Press. Plaintiffs in the *Siemers* Action filed their first complaint on November 4, 2005. RJN Ex. Z. Plaintiffs made the complaint available on counsel's website (*see id.*, Ex. AA at Ex. B), and publicized it in a "widely circulated national business-oriented publication or wire service" (15 U.S.C. 78u-4(a)(3)(A)(i)) on November 11, 2005. RJN Ex. AA, ¶3 & Ex. B. They did so via the same wire service that this Court later approved for use in providing publication notice of the class settlement. *See id.*, Ex. BB, ¶10 (referring to *id.*, Ex. CC, ¶4(a)(vi)); *see also id.*, Ex. DD, ¶4. The press release was also carried by the *Associated Press*. *Id.*, Ex. D. Over the following two months, plaintiffs released substantially the same press release at least 19 additional times. *Id.*, Exs. E-W. These press releases disclosed core allegations in the *Siemers* Action that are substantially identical to those here:

> The action also includes a subclass of persons who held any shares of Wells Fargo Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of Wells Fargo, Wells Fargo Funds Management, created further undisclosed material conflicts of interest by entering into revenue sharing agreements .... The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. (*Id.*, Ex. AA at Ex. B; *compare, e.g.*, FAC ¶2)

SEC Filing. On December 1, 2005, Wells Fargo filed the *Siemers* complaint with the SEC (RJN Ex. FF), after which it was publicly accessible through this additional source.

Public Disclosure by Wells Fargo. In December 2005, Wells Fargo issued a "Disclosure Statement," wherein it acknowledged that WFFM had made revenue-sharing payments in exchange for "enhanced access," which "payments and compensation arrangements [were] in addition to the sales charges and fees that are disclosed in the fee tables, prospectuses and statements of additional information." FAC ¶247 (emphasis omitted). In the *Siemers* Action, plaintiffs alleged that "the full extent of Defendants' conflicts of interests were revealed" when this document was "publicly

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[2]Plaintiffs in the *Siemers* Action likewise believed that they were then on inquiry notice: the class period ended on June 8, 2005 (RJN Ex. X, ¶2)—the same date the NASD release was issued—and, in the Second Amended Complaint, they alleged that "[t]he truth about Wells Fargo's kickback arrangement started to be revealed on June 8, 2005." *Id.*, Ex. Y, ¶63.

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

circulated" in December 2005. RJN Ex. Y, ¶65. Here again, Plaintiffs allege this document disclosed that WFFM had made the payments at issue, that the payments created a potential conflict of interests, and that they had not been previously disclosed. FAC ¶247; *see also id.* ¶241.

These disclosures were "sufficiently probative of fraud . . . to incite [the putative class members] to investigate." *Betz*, 519 F.3d at 876 (quotations marks and citation omitted). Plaintiffs in the *Siemers* Action admitted as much: "The filing of the Complaint in [the *Siemers* Action] in November 2005, and the publication of notice of the Complaint pursuant to the [PSLRA], as well as subsequent press releases regarding decisions rendered by this Court, created additional public awareness of Defendants' wrongdoing." RJN Ex. X, ¶259.

Once an investor is on inquiry notice, the statute of limitations begins to run when "the investor, in the exercise of reasonable diligence, should have discovered the facts constituting the alleged fraud." *Betz*, 519 F.3d at 876. This is so even if the putative class members did not in fact undertake any further investigation or discover the alleged fraud. *Id.*; *see also Gray v. First Winthrop Corp.*, 82 F.3d 877, 881 (9th Cir. 1996). Had the putative class members exercised even minimal diligence they would have discovered any alleged fraud. *DeBenedictis v. Merrill Lynch & Co., Inc.*, 492 F.3d 209, 218-19 (3d Cir. 2007) (a "reasonable investor of ordinary intelligence, with the exercise of reasonable diligence, would have discovered the basis of the claims" regarding the fee structure of mutual fund classes and possible broker conflicts of interest, as of time he possessed the funds' registration statements, NASD press releases, and related news articles).

Plaintiffs in the *Siemers* Action were able to deduce the alleged fraud and file a nearly identical action in November 2005—a fact that irrefutably establishes that the putative class members here should have discovered the alleged fraud well more than two years before they filed this action. *See, e.g., In re Stac Elec. Sec. Litig.*, 89 F.3d 1399, 1411 (9th Cir. 1996) (affirming dismissal of securities claims on ground that "plaintiffs were clearly aware of or suspected fraud at the time they filed their first complaint"); *accord In re Exxon Mobil Corp. Sec. Litig.*, 387 F. Supp. 2d 407, 419 (D.N.J. 2005).

In re American Funds Securities Litigation, 556 F. Supp. 2d 1100 (C.D. Cal. 2008), is directly on point: There, a putative class alleged, as had a prior class action, that American Funds had charged "excessive management and marketing fees" to finance undisclosed revenue-sharing in violation of federal securities laws, including Rule 10b-5. *Id.* at 1101. Relying on Ninth Circuit authority, the court held that the putative class members had been on inquiry notice, and in the exercise of reasonable diligence, should have discovered any fraud, more than two years before the litigation had commenced in December 2006. *Id.* In finding that plaintiffs were on inquiry notice, the court relied upon the following factors, all of which are equally present here: (1) *plaintiffs' admission* in their own complaint that "'[t]he truth [that Defendants were violating various securities laws] was partially disclosed' . . . when NASD fined and censured [Defendants]" (*id.* at 1104; *compare* FAC ¶246); (2) *publicly available news articles*, which years before the action was filed, had "focus[ed] on the activities of the defendants named in this case and on the same payments that are the center of their alleged wrongdoing" (*In re Am. Funds*, 556 F. Supp. 2d at 1105); (3) *regulatory proceedings*, including the SEC's "industry-wide investigation of the very practices at issue in this case," which was "a matter of public record" beginning in 2003 (*id.* at 1102; *see also id.* at 1107; *compare, e.g.*, FAC ¶¶4, 134, 144-45, 168-69); and (4) *a prior class action* that "allege[d] a nearly identical scheme of wrongdoing against Defendants." *In re Am. Funds*, 556 F. Supp. 2d at 1108 (emphasis omitted).

The court concluded that plaintiffs should have discovered the alleged fraud at least two years before the complaint was filed, relying on the facts noted above and emphasizing the fact that "other similarly-situated investors . . . were able to investigate and bring a substantively similar complaint by mid-2004, well over two years earlier." *Id.* at 1111.

The court's rationale in *American Funds* applies equally here. By December 2005, if not earlier, the putative class members in this action were on inquiry notice, and through the exercise of due diligence, should have discovered the facts underlying the claims now asserted. They might have filed the present action shortly after the June 1, 2007 class certification order in the *Siemers* Action, which substantially limited the class. Instead, they did not initiate this follow-on litigation until April 2008 and therefore more than two years after the state of limitations began to run.

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

B. The *Siemers* Action Did Not Toll The Statute Of Limitations.

From the point when a putative class action is filed until a decision on class certification is rendered, applicable statutes of limitations are tolled for those putative class members who, in the event certification is denied as to them, thereafter seek to intervene as *individual* plaintiffs (*Am. Pipe & Const. Co. v. Utah*, 414 U.S. 538, 554 (1974)) or file *individual* actions. *Crown, Cork & Seal Co. v. Parker*, 462 U.S. 345, 354 (1983). Neither the Supreme Court nor any circuit court has extended the *American Pipe* tolling doctrine to cases like this one. Rather, the Ninth Circuit has held that if certification of a putative class is denied, the statute of limitations is ***not*** tolled for a follow-on *class* action, as here, in which plaintiffs effectively "seek[] to relitigate the correctness of that denial." *Catholic Soc. Servs., Inc. v. INS*, 232 F.3d 1139, 1147 (9th Cir. 2000); *see also id.* at 1149 (permitting tolling, but distinguishing case from that where plaintiffs "attempt[ed] to relitigate an earlier denial of class certification, or to correct a procedural deficiency"). Where a class action "sought to relitigate the issue of class certification and thereby circumvent the earlier denial" (*id.* at 1147), the Ninth Circuit therefore refused to afford the class the benefit of the tolling doctrine and, instead, affirmed the dismissal of the follow-on class action as untimely. *Robbin v. Fluor Corp.*, 835 F.2d 213, 214 (9th Cir. 1987). District courts within the Ninth Circuit have followed suit. *Sheppard v. Capital One Bank*, No. CV 06-7535 GAF, 2007 WL 5405188, at *4 (C.D. Cal. July 11, 2007) ("[Ninth] circuit case law, including *Catholic Social Services*, indicate[s] that the statute of limitations as to the class claims in this case should not be tolled" because "[p]laintiff is attempting to correct the proposed [national] class's procedural deficiencies").

Other circuits also have refused to apply the tolling doctrine in circumstances like those here.[3]

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[3]*Korwek v. Hunt*, 827 F.2d 874, 879 (2d Cir. 1987) ("the tolling doctrine enunciated in *American Pipe* does not apply to permit a plaintiff to file a subsequent class action following a definitive determination of the inappropriateness of class certification"); *Yang v. Odom*, 392 F.3d 97, 112 (3d Cir. 2004) ("hold[ing] that *American Pipe* tolling does not apply to later class actions where a substantially identical class suit was denied certification due to a Rule 23 defect in the class itself"); *Salazar-Calderon v. Presidio Valley Farmers Ass'n*, 765 F.2d 1334, 1349-51 (5th Cir. 1985) (concluding that there is "no authority for [the] contention that putative class members may piggyback one class action onto another and thus toll the statute of limitations indefinitely"); *Andrews v. Orr*, 851 F.2d 146, 149 (6th Cir. 1988) ("The courts of appeals that have dealt with the issue appear to be in unanimous agreement that the pendency of a previously filed class action does not toll the limitations period for additional class actions by putative members of the original

(continued . . .)

And for good reason. Tolling would "allow lawyers to file successive putative class actions with the hope of attracting more potential plaintiffs and perpetually tolling the statute of limitations as to all such potential litigants, regardless of how many times a court declines to certify the class." *Basch v. Ground Round, Inc.*, 139 F.3d 6, 11 (1st Cir. 1998); *see also* 5 *Moore's Federal Practice*, §23.65[1][c] (3d ed. 2008) ("tolling would allow the question of certification to be relitigated over and over, regardless of statute of limitations").

In the *Siemers* Action, lead plaintiff sought to certify a class consisting of all persons or entities that invested during the five-year class period in any of the approximately 100 Wells Fargo mutual funds. *See* RJN Ex. HH at 1:6-10. This Court declined to certify such a broad class, concluding that the class would be unmanageable. *Id.*, Ex. GG at 1:20-23, 10:18-11:10. Plaintiffs now seek to relitigate that issue and certify a class consisting of all persons or entities that invested during the class period in any of the approximately 100 Wells Fargo mutual funds other than the three at issue in the *Siemers* Action. FAC ¶1. Plaintiffs expressly state that "[t]his case is intended to provide relief for all Wells Fargo mutual fund investors not covered by the class certification order and subsequent settlement in *Siemers*." *Id.* ¶2.

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This follow-on class action is therefore precisely the sort to which the tolling doctrine is inapplicable. In *Korwek v. Hunt*, 827 F.2d 874 (2d Cir. 1987), the district court "certified a narrower class that would be coextensive with [the] class representative['s] . . . trading activity . . . ." *Id.* at 875. Disregarding the Court's finding that "the original action was unwieldy," plaintiffs thereafter filed "what was essentially a duplicate of the original complaint" (*id.* at 879), in which they sought to certify a class nearly the same in scope as the class originally sought. *Id.* at 876. Holding that the statute of limitations had not been tolled by the original class action, the district court granted defendants' motion to dismiss the class claims in the follow-on class action. *Id.* The Second Circuit affirmed. *Id.*

(. . . continued)
asserted class."); *Griffin v. Singletary*, 17 F.3d 356, 359 (11th Cir. 1994) (same); *see also Basch v. Ground Round, Inc.*, 139 F.3d 6, 11 (1st Cir. 1998) ("Plaintiffs may not stack one class action on top of another and continue to toll the statute of limitations indefinitely").

This case is the same as that in *Korwek*, with which the Ninth Circuit and other circuits have signaled their agreement. *Robbin*, 835 F.2d at 214 (citing *Korwek* with approval); *Yang*, 392 F.3d at 105 ("The Second Circuit rightly declined to toll the statutory period"). Plaintiffs here had ample opportunity to bring a timely action before and after this Court's class certification ruling. Having failed to do so, the two-year statute has run.

II. IN ANY EVENT, THE STATUTE OF REPOSE BARS CLAIMS BASED ON ALLEGED MISREPRESENTATIONS OR OMISSIONS MADE MORE THAN FIVE YEARS BEFORE THE ACTION WAS FILED.

The putative class period alleged in the Complaint begins on November 4, 2000. FAC ¶1. Even in the absence of inquiry notice, 10b-5 claims must be brought within five years of the alleged violation. *See Betz*, 519 F.3d at 874-76; 28 U.S.C. §1658(b)(2). This five-year provision is a statute of repose, rather than a statute of limitations, and is not subject to equitable tolling. *In re Zoran Corp. Derivative Litig.*, 511 F. Supp. 2d 986, 1013-14 (N.D. Cal. 2007).

Even if the Court were not to apply the two-year statue of limitations and dismiss the action, all claims based on any misrepresentations or omissions made five years before the action was initiated on April 4, 2008 are untimely.. At a minimum, then, the putative class period must be shortened accordingly, and may begin no earlier than April 4, 2003.

III. PLAINTIFFS FAIL TO PROPERLY ALLEGE THAT THE PURPORTED OMISSIONS AND MISREPRESENTATIONS WERE MATERIAL.

To prevail on a 10b-5 claim, plaintiffs must show that the statements or omissions at issue were misleading as to material facts. *Basic Inc. v. Levinson*, 485 U.S. 224, 238 (1988)). Alternatively, a plaintiff may allege that a defendant was under a statutory or regulatory obligation to disclose information allegedly omitted. *In re Morgan Stanley & Van Kampen Mut. Fund Sec. Litig.*, No. 03 Civ. 8208(RO), 2006 WL 1008138, at *7 (S.D.N.Y. April 18, 2006). A statement is material only if "there is a *substantial likelihood* that the disclosure of the omitted fact would have been viewed by a reasonable investor as having *significantly altered* the total mix of information made available." *Miller v. Thane Int'l, Inc.*, 519 F.3d 879, 889 (9th Cir. 2008), *cert. denied*, 129 S. Ct. 161 (Oct. 6, 2008). This "fact-specific inquiry" (*id.*) must be pleaded with particularity under the PSLRA and FRCP 9(b). *In re AIG Advisor Group Sec. Litig.*, No. 06 CV 1625(JG), 2007 WL 2750676, at *2 (E.D.N.Y. Sept. 20, 2007).

Here, Plaintiffs fail to allege either (1) a statutory or regulatory obligation to disclose the details of revenue-sharing programs; or (2) the materiality of any misstatements or omissions with sufficient particularity as to any Plaintiff, any prospectus, or any purchase or sale of any Wells Fargo Fund.

The Complaint does not allege the existence of any laws or regulations requiring that a mutual fund prospectus disclose the details of a revenue-sharing program. The Courts have recognized that such regulations do not exist. *Hoffman v. UBS-AG*, —F. Supp. 2d—, No. 05 Civ 6817LBS, 2008 WL 4684168, at *6 (S.D.N.Y Oct. 22, 2008) ("[C]urrent Second Circuit law supports the conclusion that no SEC rule requires disclosure of specific shelf-space arrangements without further inquiry"); *Benzon v. Morgan Stanley Distrib., Inc.*, 420 F.3d 598, 612 (6th Cir. 2005) ("Current SEC regulations, including Form N1-A, do not impose a disclosure obligation with respect to broker compensation"). Accordingly, "materiality" cannot be established by law or regulations.

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A Professional Corporation

Plaintiffs' purely conclusory pleading of materiality fails to satisfy the particularity requirement of the PSLRA or FRCP 9(b). Plaintiffs certify that they invested in over a dozen Wells Fargo funds. Yet, they only allege that no reasonable investor would have invested in any of WFFM's funds had he or she known that WFFM paid "hundreds of millions of dollars" to selling agents in non-12b-1 fees. FAC ¶157. The basic facts required to support this conclusion are missing. Plaintiffs *do not* allege *how much* in revenue-sharing (obtained by virtue of excessive fees) was paid by WFFM on behalf of *any* fund in *any* year. There are no facts pleaded showing how any such amount related either to total fees paid by the fund to WFFM or to total assets of any fund, or how such payments affected any fund's performance. Nor are there facts pleaded that would explain why a reasonable investor considering purchasing *any particular* Wells Fargo fund would find the portion of fully disclosed fees spent on revenue-sharing to be important.

Instead of specific Plaintiff-by-Plaintiff, year-by-year, and fund-by-fund materiality allegations, Plaintiffs' materiality theory seems to rest on the flawed assumption that the aggregate amount WFFM paid from fees received from all its funds to all its selling agents over a multi-year period was a "large" sum. But the fact that several hundred million dollars in the aggregate was paid over a long period of time is utterly immaterial where the fund assets during the same period was comprised of billions of dollars. Numerous 10b-5 cases hold that subjectively large amounts are not material in relation to much, much larger sums. The district court in *Johnson v. Tellabs*, 262 F. Supp. 2d 937, 949 n.12 (N.D. Ill. 2003), held that the plaintiffs' allegation that the defendant's purported channel stuffing resulted in returns of "millions of dollars" failed to satisfy the materiality requirement where the defendant's fourth-quarter sales alone were more than a billion dollars. *See also In re Coca-Cola Enters. Sec. Litig.*, 510 F. Supp. 2d 1187, 1197 (N.D. Ga. 2007) (a "plaintiff must allege facts that show that the amount of sales or revenue improperly recognized is material in relation to the size of the company's operations"); *Hoffman*, 2008 WL 4684168, at *8 (allegation that defendant paid 100 basis points to financial advisors for revenue-sharing did not satisfy the materiality requirement).

Plaintiffs' approach to pleading materiality with respect to revenue-sharing arrangements has been rejected by other courts. In September 2007, after the *Siemers* Action settled, the court in *In re AIG Advisor Group Securities Litigation*, 2007 WL 2750676, at *1, held that plaintiffs failed to plead a 10b-5 case based on revenue-sharing where the complaint did not allege the amount of assets under management for any fund or how much the brokers stood to receive as compensation for their shelf-space programs. The court rejected plaintiffs' attempt to plead materiality by aggregating "figures covering thousands of transactions brokered by thousands of financial advisors in which the plaintiffs did not purchase interests." *Id.* at *3.

Here, it is impossible to determine from the Complaint whether the amount of fees paid by any fund to WFFM was excessive by a material amount or whether money paid by WFFM to brokers in *any year* as to *any fund* were material. The Complaint fails to plead specific facts as to these amounts and how they relate to the funds' assets, total fees, and its performance. Because of the extensive discovery in the *Siemers* Action, Plaintiffs' failure to plead these facts with specificity cannot be excused by lack of access to WFFM documents. Accordingly, Plaintiffs' 10b-5 claim should be dismissed for having insufficiently pleaded materiality.

IV. PLAINTIFFS FAIL TO ALLEGE THAT THEY RELIED ON DEFENDANTS' PROSPECTUSES AND SAIS.

Reliance is an express element of every 10b-5 claim and "requires plaintiffs to prove that the alleged misrepresentations induced them to do something different from what they would otherwise have done in making investment decisions." *In re NationsMart Corp. Sec. Litig.*, 130 F.3d 309, 321 (8th Cir. 1998). Plaintiffs must plead reliance with specificity. *Id. at* 321; *In re Pfizer Inc. Sec. Litig.*, —F. Supp 2d—, No. 04 Civ. 9866(LTS) (DCF), 2008 WL 2627131, at *18 (S.D.N.Y. July 1, 2008) (dismissing claims based only on "general allegations of direct reliance").

Pleading individual reliance may be excused in two limited circumstances. First, the fraud-on-the-market theory can presume reliance. *Basic Inc. v. Levinson*, 485 U.S. 224, 241-42 (1988). Second, the *Ute* exception allows a presumption of reliance where the defendant allegedly *omitted material information* from its communications with a plaintiff. *Affiliated Ute Citizens of Utah v. United States*, 406 U.S. 128, 153-54 (1972). As demonstrated below, (1) Plaintiffs fail to adequately plead individual reliance; and (2) neither the fraud-on-the-market nor the *Ute* exception is applicable.

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN *A Professional Corporation*

A. Plaintiffs Have Not Pleaded That They Read The Prospectuses Or SAIs At Issue.

Beyond a purely conclusory allegation that they "rel[ied] directly" on the purportedly misleading *information* in the Prospectuses and SAIs (FAC ¶¶245, 262), none of the six named Plaintiffs allege how, when, or where they received *any* or all of the Wells Fargo prospectuses at issue, which parts of them they read and relied upon, or how any disclosures or omissions related to their purchase decisions. These are fundamental facts that must be pleaded with specificity to properly allege individual reliance. The Complaint also does not allege that any of the Plaintiffs ever read or requested any of the purportedly misleading SAIs. The conclusory statement that plaintiffs "directly relied" on misleading information in the prospectuses and SAIs is insufficient:

> The Plaintiffs did not adequately plead actual reliance, because they did not allege specific facts showing that they relied on the Prospectus or any post-offering statements by the defendants. They did not claim that they ever read the Prospectus or specify which allegedly fraudulent statements they relied on in purchasing NationsMart stock. (*NationsMart*, 130 F.3d. at 322)

Siemers v. Wells Fargo & Co., No. C 05-04518 WHA, 2006 WL 2355411, at *4 (N.D. Cal. Aug. 14,

2006) ("[T]he court is not required to 'accept legal conclusions cast in the form of factual allegations if those conclusions cannot reasonably be drawn from the facts alleged") (quoting *Clegg v. Cult Awareness Network*, 18 F.3d 752, 754-55 (9th Cir. 1994)).

Unless there is a ground upon which to excuse Plaintiffs' failure to specifically plead individual reliance, the Complaint must be dismissed. The next two sections show that no such ground exists.

B. The Fraud-On-The-Market Exception Is Not Applicable.

Where plaintiffs show that the defendant perpetrated a fraud on the *stock exchange market*, the reliance element is presumed satisfied. *Blackie v. Barrack*, 524 F.2d 891, 906 (9th Cir. 1975). Plaintiffs do not plead "fraud on the market" and, as this Court found in *Siemers*, the fraud-on-the-market exception is inapplicable with respect to a mutual fund case. RJN Ex. GG at 6; *accord, In re Van Wagoner Funds, Inc. Sec. Litig.*, 382 F. Supp. 2d 1173, 1188 (N.D. Cal. 2004).

C. The *Ute* Exception Does Not Apply.

Ute permits a presumption of reliance if the alleged omissions are material. *Ute*, 406 U.S. at 153-54. However, omissions are actionable only where the material omitted is required by law to be disclosed or where the omissions caused statements made to a plaintiff to be misleading. *Ulferts v. Franklin Res. Inc.*, 567 F. Supp. 2d 678, 680 (D.N.J. 2008). Neither is properly alleged here, making the *Ute* exception inapplicable.

Unlike this case, *Ute* involved misleading statements directly made to plaintiffs. A federal trusteeship over an Indian tribe had been terminated and its assets were to be distributed to its "mixed blood" members. 406 U.S. at 135-36. The defendant bankers were charged by the corporation representing the mixed-blood members to purchase shares from any members who chose to sell them early. *Id.* But the corporation instructed the defendant bankers to inform the would-be sellers that there was no way to determine the true value of the stock at the time of sale. *Id.* at 145-46. Contrary to these instructions, the defendant bankers facilitated a thriving non-Indian market for the stock by purchasing it for themselves and arranging standing orders for their purchase for profits as large as twice the value of each share. *Id.* at 147. Because their profit-making scheme would have been material if known to plaintiffs, the Supreme Court held that the bankers had an affirmative duty to disclose these facts. *Id.* at 153.

Ute is founded upon communicative interaction between the defendant and plaintiff, whether verbal or in writing, in which a misleading statement was made. The *Ute* presumption is based on a policy of avoiding forcing a plaintiff to show "a speculative state of facts, *i.e.*, how he would have acted if omitted material information had been disclosed." *Basic*, 485 U.S. at 245. But no such concern arises until a plaintiff alleges that he has received misleading information in the first place.

The need for this threshold interaction has been recognized by subsequent cases. In *Eckstein v. Balcor Film Investors*, 58 F.3d 1162, 1170-71 (7th Cir. 1995), investors defined as those *not having relied on* the defendant's public offering materials argued that they nevertheless would not have purchased the securities had they known about the material information allegedly omitted from those materials. After holding that the fraud-on-the-market exception was inapplicable, the Seventh Circuit affirmed summary judgment against plaintiffs on the ground that the *Ute* presumption does not apply where there was no opportunity for the plaintiffs to have been deceived: "People who did not rely on what was *in* the materials cannot have relied on what was omitted; to them the public offering materials were so much waste paper." *Id.* at 1171. In *Shores v. Sklar*, 647 F.2d 462, 468 (5th Cir. 1981), the Fifth Circuit held that *Ute* was inapplicable where the plaintiff never read or otherwise relied on the document he alleged contained material omissions.

Here, Plaintiffs do not allege any facts showing that there was any opportunity for them to be mislead by any omissions from the prospectuses and SAIs because they do not specifically allege that they received or read the prospectuses or SAIs. This illustrates the logical flaw here: How can omissions be subject to reliance by a plaintiff who never read the representations alleged to be misleading *as a result* of those omissions? Accordingly, the *Ute* exception does not apply.

V. PLAINTIFFS FAIL TO PROPERLY ALLEGE THAT DEFENDANTS ACTED WITH THE REQUISITE SCIENTER.

To prevail on a 10b-5 claim, "a private plaintiff must prove that the defendant acted with scienter, a mental state embracing an intent to deceive, manipulate, or defraud." *Tellabs, Inc. v. Makor Issues & Rights, Ltd.*, 127 S. Ct. 2499, 2507 (2007) (quotation marks and citation omitted). It must allege and then prove that "the defendant made false or misleading statements either intentionally or with deliberate recklessness." *Zucco Partners, LLC v. Digimarc Corp.*, —F.3d—, No. 06-35758, 2009 WL 57081, at *6 (9th Cir. Jan. 12, 2009) (quotation marks and citation omitted):

> [T]he plaintiff must plead a *highly unreasonable omission*, involving not merely simple, or *even inexcusable negligence*, but an *extreme departure from the standards of ordinary care*, and which presents of a danger of misleading buyers or sellers that is either known to the defendant or is so obvious that the actor must have been aware of it. (*Id.* (emphasis added) (citation omitted))

The PSLRA requires that plaintiffs "state with particularity facts giving rise to a strong inference that the defendant acted with [scienter]." 15 U.S.C. §78u-4(b)(2). In June 2007, the Supreme Court in *Tellabs* held that the "strong inference" requirement demands more than "facts from which an inference of scienter *could* be drawn." *Tellabs*, 127 S. Ct. at 2510. The plaintiff "must plead facts rendering an inference *at least as likely as* any plausible opposing inference." *Id.* at 2513. The inference of scienter "must be *more* than merely 'reasonable' or 'permissible'—it must be cogent and compelling, thus strong in light of other explanations." *Id.* at 2510 (emphasis added). In determining whether such an inference arises, *Tellabs* instructs courts to consider the complaint holistically. *Id.* at 2509.

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Tellabs's high threshold for pleading scienter has been stringently enforced by the Ninth Circuit, which has repeatedly upheld dismissals where the *Tellabs* standard is not satisfied. *Rubke v. Capitol Bancorp Ltd.*, —F.3d—, No 07-15083, 2009 WL 69278, at *9 (9th Cir. Jan. 13, 2009); *Glazer Cap. Mgmt., LP v. Magistri*, 549 F.3d 736, 745-49 (9th Cir. 2008); *Metzler Inv. GMBH v. Corinthian Colleges, Inc.*, 540 F.3d 1049, 1069 (9th Cir. 2008); *Zucco*, 2009 WL 57081, at *1.

Plaintiffs' allegations of scienter are not detailed and specific and fail to give rise to a strong inference of scienter. They are improperly conclusory. First, Plaintiffs' allege that the Defendants knew of the revenue-sharing arrangements and issued the allegedly misleading prospectuses and SAIs. FAC ¶¶143, 145, 164-69. But the issuance of alleged misrepresentations is by itself insufficient to show scienter. *Zucco*, 2009 WL 57081, at *6.

Second, Plaintiffs allege that WFFM was motivated to limit its revenue-sharing disclosures so that it could induce customers to invest in the funds. FAC ¶¶5, 239. This generalized motive has repeatedly been rejected as insufficient. *In re Morgan Stanley & Van Kampen Mut. Fund Sec.*

Litig., 2006 WL 1008138, at *10 (S.D.N.Y. Apr. 18, 2006) (a mutual fund's desire to attract more investors as a way of increasing fees is too generalized a motive to constitute scienter); *Castillo v. Dean Witter Discover & Co.*, No. 97 Civ. 1272(RPP), 1998 WL 342050, at *10 (S.D.N.Y. June 25, 1998) (same).

The Complaint concedes that WFFM *repeatedly disclosed* the existence of its revenue-sharing arrangements. Plaintiffs allege that the February 1, 2002 Stock Funds prospectus states that "selling or shareholder servicing agents may receive significant additional payments directly from the Adviser . . . in connection with the sale of Fund shares." FAC ¶42. Plaintiffs' allegations of WFFM's subsequent disclosures shows that it *increased* disclosure in later years. *Id.* ¶¶46, 49. Having conceded that revenue-sharing was disclosed, Plaintiffs attempt to allege scienter by criticizing the manner of such disclosures: that they were not repeated elsewhere in the prospectuses (*id. e.g.*, ¶¶34, 38); that they did not provide more specific information about the revenue-sharing arrangements, (*id. e.g.*, ¶42); and that the disclosures stated that revenue-sharing "may" occur when the arrangements were already in place. *Id.*

This does not come close to alleging "a highly unreasonable omission" or "extreme departure from the standards of ordinary care." *Zucco*, 2009 WL 57081, at *6 (quotation marks and citation omitted). This is especially true given that there is no allegation that revenue-sharing changed the amount of fees paid by any fund to WFFM, changed the amount of fees charged to any investor, altered the strategy of any fund, or altered the reporting of their past performance. To the extent investors might be concerned about how much of the fees were passed along to retail brokers, if any, WFFM's disclosure was more than adequate to put them on notice and enable such investors to make further inquiries to their broker. *See Hoffman v. UBS-AG*, —F. Supp. 2d—, No. 05CIV6817 LBS, 2008 WL 4684168, at *6 (S.D.N.Y. Oct. 22, 2008) (disclosure that an advisor *may* enter into a shelf-space fund agreement "gave investors adequate notice of the possibility of shelf-space agreements, arrangements about which investors could have inquired"); *Ulferts v. Franklin Res., Inc.*, 567 F. Supp. 2d 678, 682 (D.N.J. 2008) (there was "nothing misleading" with respect to a mutual fund prospectus that made investors aware that revenue-sharing agreements *might* exist).

A. The Inference That Defendants Acted Without An Intention To Deceive Or Defraud Investors Is More Compelling Than An Inference Of Scienter.

Tellabs requires a second level of analysis, which further demonstrates the absence of properly pleaded allegations showing a "strong inference" of scienter. Here, the Complaint, case law, and secondary sources show that Plaintiffs' attempt to infer scienter is weak when compared with the competing inference that Defendants acted consistently with regulatory guidance and in accord with industry custom and practice.

1. Despite The Widespread Practice Of Revenue-Sharing, The SEC Never Established An Obligation To Disclose Its Existence.

Revenue-sharing programs have been in place since the 1990s.[4] Throughout the class period, the practice of revenue-sharing between brokers and mutual fund managers was widespread.[5] Both the SEC and Congress have been aware of the existence of revenue-sharing programs for years.[6] Despite this knowledge, neither Congress nor the SEC ever prohibited revenue-sharing. Nor did they establish any rules or regulations obligating mutual funds to disclose its existence in prospectuses or SAIs.

In 2000, the SEC stated in an amicus brief to the Second Circuit that a fund's minimal disclosure of revenue-sharing was sufficient to put investors on notice of potential conflicts of interests with their broker. SEC Amicus Brief, *Cohen v. Donaldson, Lufkin & Jenrette Sec. Corp.*, 2000 WL 34447852, at *27-28 (2d Cir., filed Feb. 14, 2000). The SEC said that "disclosure with precision is not necessary" and concluded that the prospectus's language adequately discloses the mere "existence of a conflict and gives some idea of the dimensions of the conflict." *Id.* at **21, 28.

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[4]RJN Ex. II.

[5]*See, e.g.*, *Id.*, Ex. JJ (noting that revenue-sharing was a "widespread industry practice"); *Id.*, Ex. KK ("Revenue-sharing has been a practice that has been well known in the industry and has been going on in its present form and its present intensity for many, many years").

[6]*See, e.g.*, *id.*, Ex. LL (noting, in its report to Congress, that "80% of fund companies that partner with major broker-dealers make revenue sharing payments"); SEC, *Proposed Rules*, 69 F.R. 9726 (Mar. 1, 2004) ("Our staff found that the use of brokerage commissions to facilitate the sale of fund shares is widespread among funds that rely on brokers to sell their shares"); RJN Ex. KK (discussing the SEC's long-held practice of condoning minimal disclosure of revenue-sharing arrangements between mutual funds and brokers).

Relying on the SEC's position and the disclosures in prospectuses, the Second Circuit found that additional information regarding the revenue-sharing at the retail level would not be material to an investor with respect to potential conflicts of interest with brokers under Rule 10b-5. In *Press v. Quick & Reilly, Inc.*, 218 F.3d 121, 131 (2nd Cir. 2000), it stated that:

> because the SEC has decided precisely what type of disclosure is necessary to reveal a conflict of interest arising from third-party payments to brokers in the context of Rule 10b-10, we will not undermine the SEC's interpretation by requiring even greater disclosure about that conflict of interest under the general antifraud provisions of Rule 10b-5.

The Second Circuit's opinion gave the entire industry substantial comfort that "notice" disclosure of revenue-sharing in a fund prospectus would be sufficient both at the distribution and retail levels. Because WFFM had no reason to believe that its disclosures were improper, it is not possible to infer scienter. *In re Morgan Stanley*, 2006 WL 1008138, at *11 ("It cannot be conscious misbehavior or recklessness for a defendant to fail to disclose in a prospectus information that is neither material nor required to be disclosed under applicable SEC regulations" (quotation marks and citation omitted)).

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

Industry-wide practices provide important context in determining whether the defendant has the requisite scienter in a 10b-5 case. *Berckeley Investments Group, Ltd. v. Colkitt*, 455 F.3d 195, 218-219 (3rd Cir. 2006). Following the *Press* decision, the prospectuses of many mutual funds provided a similar level of disclosure to that of WFFM, and were found adequate upon judicial review. In *Ulferts*, the prospectus stated that "Distributors and/or affiliates *may* provide financial support to securities dealers that sell share[s] of Franklin Templeton Investments. . . . Financial support to securities dealers may be made by payments from Distributor's own resources . . . ." 567 F. Supp. 2d at 682 (emphasis added). In *Hoffman*, 2008 WL 4684168, at *6, defendants' prospectuses "disclosed that they *might* enter into agreements akin to shelf-space agreements." In both cases, challenges to the adequacy of disclosure were rejected. Reliable secondary sources also suggest that disclosure by the mutual fund industry of revenue-sharing arrangements was general and succinct.[7]

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[7]*See, e.g.*, RJN Ex. LL ("[T]he amount of revenue sharing payments . . . are not typically (continued . . .)

2. The Complaint's Allegations Show No Intent To Deceive.

Despite Plaintiffs' central theme that Defendants intended to conceal their revenue-sharing arrangements, the Complaint pleads numerous contradictory facts, including internal and external communications, the existence of written third-party revenue-sharing agreements, and the fact that WFFM's prospectuses and SAIs *disclosed* the existence of its revenue-sharing programs beginning in 2002 and increased such disclosure throughout the class period. While Plaintiffs or this Court may disagree with the form, content or location of such disclosures, such disagreement does not mean that WFFM committed securities fraud when it made the disclosures. There is a significant difference between pleading that a disclosure is inadequate and meeting the much higher hurdle of pleading with specificity that it was drafted and published with scienter.

Plaintiffs' allegations of correspondence between Defendants and brokers and internal communications among WFFM officers further negates an inference of scienter. *Id.* ¶¶136, 140, 141, 143, 148-53. None of these excerpts show that the WFFM-affiliated speakers believed that WFFM's revenue-sharing arrangements were improper or that WFFM's disclosures were inadequate. Rather, the candor of the WFFM officers regarding the revenue-sharing programs strongly indicates that they (rightfully) believed that WFFM was acting within the law. A particularly striking example is where the Complaint notes that *a particular broker* was reluctant to put its revenue-sharing agreement with WFFM into writing (*id.* ¶140), but that WFFM "was fairly insistent upon document[ing] the fee payments" with that broker-dealer, and, indeed, a written agreement resulted. *Id.* ¶¶139, 140. All of the written materials cited in the complaint were found within WFFM's files and were accessible both to Plaintiffs in discovery and to routine and special audits by regulators. That is not consistent with scienter.

(. . . continued)
disclosed to investors, except for possible general disclosure in a fund's prospectus or SAI"); *id.*, Ex. KK (noting that revenue-sharing arrangements were "disclosed to investors in only vague terms, or, in some cases, not disclosed at all"); *id.*, Ex. II at 56 ("To the extent that funds do disclose payments [to broker-dealers], they keep the details to a minimum").

For all of these reasons, the inference of scienter that Plaintiffs attempt to plead is not "strong" and is far inferior to the more reasonable inference that WFFM believed that its disclosures were in accord with the law, regulatory guidance, and industry practice.

VI. PLAINTIFFS FAIL TO ALLEGE WITH PARTICULARITY THAT THE FEES WERE EXCESSIVE UNDER *GARTENBERG.*

Under the unique theory of *Siemers*, the obligation of a mutual fund to make detailed disclosure of revenue-sharing arises when the advisor's ability to share revenue is a direct result of its extraction of excessive fees. If such non-disclosure is actionable under Rule 10b-5, then the pleading of the facts underlying excessiveness must be made with the specificity required by the PSLRA. These allegations should specify the amount of excessiveness for each fund; the amount used in revenue-sharing by each fund; the effect on the performance of each fund; the damages caused investors for each year of the class period; and the facts that caused the fund to pay excessive fees. None of these facts are in the Complaint.

Although Plaintiffs attempt to allege that the fees charged by Wells Fargo were "excessive," (*see* FAC ¶¶183-84), using the factors set out in *Gartenberg v. Merrill Lynch Asset Management*, 694 F.2d 923, 929-30 (2d Cir. 1982), their allegations are utterly inadequate. In fact, Plaintiffs do not come close to properly pleading *any* of the *Gartenberg* factors: [8]

Conscientiousness and Independence of Directors. Recognizing that the conscientiousness and independence of directors is "among the most important factors to be examined in evaluating whether the compensation fund advisers and distributors receive is reasonable" (FAC ¶228 (citing

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[8]The theory that Wells Fargo charged excessive fees in multiple funds for a five-year period is implausible from an economic point of view. As stated in a recent study, advisors "compete for individual investors' assets by striving for superior returns—net of fees—in order to increase money inflows . . . . Because of this competition, any attempt by an advisor to charge excessive fees relative to the services offered will fail in the long run as investors move to lower-cost, higher-service or -return investments. As long as investors can switch at relatively low cost, excessive fees cannot persist for more than a short period of time . . . ." J. Coates & R. Hubbard, *Competition In The Mutual Fund Industry: Evidence And Implications For Policy*, 33 J. Corp. L. 151, 159 (2007). *See also Jones v. Harris Associates, LP*, 527 F.3d 627, 634 (7th Cir. 2008) (disapproving *Gartenberg's* focus on the amount of fees because the market is a better price-setter than the judiciary; noting that "investors can and do and 'fire' advisers cheaply and easily by moving their money elsewhere").

Gartenberg)), Plaintiffs state the "Directors were beholden to the" advisors, "failed to adequately inform themselves[,] and disregarded 'red flags.'" FAC ¶177; *see id.* ¶175. But they allege no specific facts about how the directors were "interested" or "beholden," failing in any manner to demonstrate why any of the Directors would constitute an "interested person" as that term is defined with specificity in the Investment Company Act of 1940. 15 U.S.C. §80(a)-2(a)(9). Nor do they allege any specific, credible facts that demonstrate a failure by the directors to meet their duty of care or any other facts that would create a reasonable doubt that the board is entitled to the benefit of the business judgment rule. *Grimes v. Donald*, 673 A.2d 1207, 1219 (Del. 1996), *overruled on other grounds*, 746 A2d 244 (Del. 2000).[9]

Nature and Quality of Services/Fund Performance. The Complaint contains virtually no allegations about the nature and quality of services, much less the nature and quality of services for the funds in which Plaintiffs actually invested. FAC ¶¶202-06. Plaintiffs instead rely on allegations that the returns on some of the Wells Fargo funds were consistent with those of the S&P 500 Market Index. *Id.* ¶206. Similar allegations have been held insufficient. *See, e.g.*, *Amron v. Morgan Stanley Inv. Advisors Inc.*, 464 F.3d 338, 344 (2d Cir. 2006); *Hoffman*, 2008 WL 4684168, at *10; *In re Salomon Smith Barney Mut. Fund Fees Litig.*, 528 F. Supp. 2d 332, 337-338 (S.D.N.Y. 2007).

"Fall-Out" Benefits; Profitability of Fund. Plaintiffs make no allegations whether any fall-out benefits accrued to Defendants. Nor do they allege with particularity the profitability of the funds to the advisor, instead making the bare allegation that the advisor "received 'something for nothing'" (FAC ¶221) and that Defendants got a "windfall" as a consequence of economies of scale (*see, e.g.*, *id.* ¶187). But such conclusory statements are meaningless without any allegations about the *cost* of running the funds. *In re Salomon Smith Barney*, 528 F. Supp. 2d at 338.

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[9]The closest Plaintiffs get is the conclusory allegation that the directors improperly considered the Wells Fargo funds as a family unit instead of individually, pointing to certain agreements that were entered into for all the funds. FAC ¶¶232-233. Just three paragraphs later, however, Plaintiffs fault the directors for treating the funds *differently* by adopting breakpoints for certain funds, but not others. *Id.* ¶236. This point does not come close to establishing the breach of fiduciary duty which is at the heart of this claim.

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Economies of Scale. Plaintiffs allege that, because the expense ratio of certain funds—only one of which Plaintiffs invested in—remained the same or increased while the NAV increased, economies of scale were not passed on to investors. FAC ¶¶185-93. Such allegations, when there are no corresponding allegations about the transaction costs for the funds, are insufficient to plead this factor. *Amron*, 464 F.3d at 345; *Hoffman*, 2008 WL 4684168, at *11; *In re Salomon Smith Barney*, 528 F. Supp. 2d at 339. Nor can this factor be salvaged by Plaintiffs' allegations about certain funds' breakpoints. FAC ¶¶195-201. What Plaintiffs allege to be high breakpoints (*id.* ¶195) does not establish a failure to pass along the economies of scale, but merely the compensation structure of the funds. *Hoffman*, 2008 WL 4684168, at *11. The differences in the breakpoints between the advisor and subadvisor also do not support this factor (*id.* ¶¶195-99), as they can explained by the different services provided by the two. *Hoffman*, 2008 WL 4684168, at *11.

Comparative Fee Structures. Plaintiffs make no allegations about how the fees of any of the funds in which Plaintiffs invested in compare with similar funds. FAC ¶¶207-13.

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VII. PLAINTIFFS FAIL TO ALLEGE ANY LOSSES OR DAMAGES THAT ARE RECOVERABLE UNDER RULE 10B-5.

Courts have limited the nature of damages recoverable under Rule 10b-5 to cognizable economic losses that are attributable to the fraud of the defendant. Both "economic loss" and "loss causation" must be alleged with specificity. *See Dura Pharm. v. Broudo*, 544 U.S. 336, 341, 342 (2005). *Accord, In re Gilead Sciences Sec. Litig.*, 536 F.3d 1049, 1056 (9th Cir. 2008).

Loss causation allegations are adequate only if the plaintiff alleges that the defendant's fraud inflated the price of the securities and that the disclosure of the fraud caused the value of those securities to drop, thereby damaging the plaintiff. *Dura*, 544 U.S. at 346-48. *See also Metzler Inc. GMBH v. Corinthian Colleges, Inc.*, 540 F.3d 1049, 1062 (9th Cir. 2008) (a complaint under 10b-5 must allege that the share price fell significantly after the truth became known); *In re Daou Sys.*, 411 F.3d 1006, 1026 (9th Cir. 2005) (a plaintiff must plead that the drop in the stock price was causally related to the defendant's misstatements). If the fraud's disclosure does nothing to the price of the security, then the fraud is not actionable under Rule 10b-5. *Oscar Private Equity Investments v. Allegiance Telecom, Inc.*, 487 F.3d 261, 271 (5th Cir. 2007).

Plaintiffs allege, with no degree of specificity, that Defendants "artificially inflated" and "distorted" the prices of Wells Fargo mutual fund shares. FAC ¶¶244-45. Not only is this allegation factually incorrect—defendants' revenue-sharing arrangement had *no* effect on the mutual funds' share prices, which are determined exclusively from the price of the underlying securities—but it is exactly the type of pleading that the *Dura* court rejected. 544 U.S. at 346-48.

A. "Excessive Fees" Are Not Recoverable Under Rule 10b-5.

Rule 10b-5 is targeted at preventing fraud connected to the "purchase or sale of securities." *Superintendent of Ins. of State of N.Y. v. Bankers Life & Cas. Co.*, 404 U.S. 6, 12 (1971) ("Congress meant to bar deceptive devices and contrivances *in the purchase or sale of securities* whether conducted in the organized markets or face to face" (emphasis added)). Excessive mutual fund fees of the sort alleged here are not incurred in the course of buying and selling securities. The fees are, at most, no more than an indirect cost of *holding* shares of a mutual fund. Long-term holders of mutual funds theoretically incur more harm from excessive fees than do short-term traders of mutual fund shares. That is because the fees paid by a fund to its advisor are not part of the purchase or sale transaction. The Investment Company Act of 1940, and specifically Section 36(b) thereof, provide an express remedy for excessive fees charged to holders of mutual funds. We are aware of no appellate decision that has extended the reach of the implied cause of action under Section 10 of the 1934 Act to allow damages to mutual fund investors in the amount of excessive fees paid by a fund to its advisor.

B. Brokerage Churning Cases Are Inapposite.

This Court in *Siemers* suggested that because some courts allowed Section 10 claims involving brokerage churning, plaintiffs alleging excessive mutual fund fees might establish loss causation. RJN Ex. GG at 8. We believe that the churning analogy is inapposite and that the Court should reexamine it.

A churning case involves a retail broker making needless transactions with a client's money in order to generate fees. The investor must prove not only that the broker intended to defraud his client, but also that the broker had control over the improper transactions. *Mihara v. Dean Witter Co.*, 619 F.2d 814, 821 (9th Cir. 1980); *see also Follansbee v. Davis, Skaggs & Co., Inc.*, 681 F.2d

673, 677-78 (1982) (no churning claim where plaintiff approved of the allegedly wrongful transactions). In churning cases, the broker's actions can be said to have directly caused the investor to lose money in the form of excessive commissions charged to *his account.*

But churning cases fail to establish a sound basis for recognizing the amount of excessive fees paid by a mutual fund to its advisor as 10b-5 damages. The broker churning claim pre-dates the Reform Act and PSLRA and the strict requirement that loss causation be pleaded with particularity. It does not require misrepresentations or omissions or loss causation. *Shad v. Dean Witter Reynolds, Inc.*, 799 F.2d 525, 530 (9th Cir. 1986). In a series of cases in the 1980s and early 1990s—before the passage of the Reform Act and PSLRA—the Ninth Circuit recognized that loss causation would be difficult or impossible to establish in a churning case, and therefore *need not even be proven. Nesbit v. McNeil,* 896 F.2d 380, 386 (9th Cir. 1990); *Hatrock v. Edward D. Jones & Co.*, 750 F.2d 767, 773 (9th Cir. 1984) (same). In so doing, the Court *distinguished* cases involving misrepresentations and omissions from churning cases. As it recognized in *Hatrock*, it is precisely because a churning claim does *not* involve false statements or omissions that loss causation need not be proven:

> It is true that in an action brought under Rule 10b-5 for material omissions or misstatements, the plaintiff must prove both transaction causation, that the violations in question caused the plaintiff to engage in the transaction, and loss causation, that the misrepresentations or omissions caused the harm. The plaintiff, however, should not have to prove loss causation where the evil is not the price the investor paid for a security, but the broker's fraudulent inducement of the investor to purchase the security. Therefore, when a securities broker engages in excessive trading in disregard of his customer's investment objectives for the purpose of generating commission business, the customer may hold the broker liable for churning without proving loss causation. (750 F.2d at 773 (citations omitted))

Broker churning cases, therefore, do not excuse specific pleading of loss causation where a plaintiff's 10b-5 claims are based on misrepresentations or omissions.

C. Plaintiffs Fail To Plead Their Losses With Specificity.

The Ninth Circuit requires plaintiffs to allege facts in sufficient detail to demonstrate how defendants' alleged acts caused a specific economic loss. *Metzler*, 540 F.3d at 1064. Here, the Complaint is so vague that is impossible to understand how and from where any particular damages arose. In the three paragraphs (of their 270-paragraph complaint) that Plaintiffs devote to loss causation, Plaintiffs fail to identify the source of any damages or the amount of damages allegedly suffered by any Plaintiff or in any mutual fund. Plaintiffs fail to say by what amount the fees were excessive for any single Wells Fargo fund in which they invested (or for each of the funds they try to encompass within the putative class). Plaintiffs also fail to allege with particularity how any alleged excess in fees paid by each fund to the advisor affected the value of their shares or the performance of the fund. Because of this clear absence of specificity, the Complaint fails.

CONCLUSION

For each of these separate and independent grounds, the Complaint should be dismissed with prejudice.

DATED: January 22, 2009.

Respectfully,

GILBERT R. SEROTA
JIN H. KIM
JEREMY T. KAMRAS

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN
A Professional Corporation

By: /s/ Gilbert R. Serota
GILBERT R. SEROTA

Attorneys for Defendants WELLS FARGO & COMPANY, WELLS FARGO FUNDS MANAGEMENT, LLC, AND WELLS FARGO FUNDS TRUST

Motions

3:08-cv-01830-WHA Kreek v. Wells Fargo & Company et al

ADRMOP, E-Filing, RELATE

U.S. District Court
Northern District of California
Notice of Electronic Filing or Other Case Activity

NOTE: Please read this entire notice before calling the Help Desk. If you have questions, please email the Help Desk by replying to this message; include your question or comment along with the original text.

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If there are **two** hyperlinks below, the first will lead to the docket and the second will lead to an e-filed document.
If there is no second hyperlink, there is no electronic document available **.**
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The following transaction was received from by Serota, Gilbert entered on 1/22/2009 5:52 PM PST and filed on 1/22/2009

Case Name:	Kreek v. Wells Fargo & Company et al
Case Number:	3:08-cv-1830
Filer:	Wells Fargo & Company Wells Fargo Funds Trust Wells Fargo Funds Management, LLC.
Document Number:	65

Docket Text:
MOTION to Dismiss *Amended Complaint; Memorandum of Points and Authorities in Support of Motion* filed by Wells Fargo & Company, Wells Fargo Funds Management, LLC., Wells Fargo Funds Trust. Motion Hearing set for 2/26/2009 02:00 PM in Courtroom 9, 19th Floor, San Francisco. (Serota, Gilbert) (Filed on 1/22/2009)

3:08-cv-1830 Notice has been electronically mailed to:

Deborah Clark-Weintraub dweintraub@wdklaw.com, ecf@wdklaw.com

Elizabeth Rosenberg erosenberg@wdklaw.com

Gilbert Ross Serota gserota@hrice.com, nprince@howardrice.com

Jason M. Skaggs jskaggs@howardrice.com, jrustice@howardrice.com

Jeremy Kamras jkamras@howardrice.com, jcaruso@howardrice.com

Jin H. Kim jkim@hrice.com

Michael Robert Reese michael@reeserichman.com

Thomas Octavian Jacob tojacob@wellsfargo.com, Merredith.Lloyd@wellsfargo.com

3:08-cv-1830 Notice has been delivered by other means to:

Deborah Weintraub
Whatley Drake & Kallas, LLC
1540 Broadway 37th Floor
New York, NY 10036

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\Motion to Dismiss.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007341-0]
[71f531848f229323b2af1e93d0b39ab665d82ee7518c49a7de5aade1dcdf3c749f5dc
bddff39ddacca376e65c1659281304ab0d0741fbe8cdcb2ad4e2de5b534]]

GILBERT R. SEROTA (No. 75305)
Email: gserota@howardrice.com
JIN H. KIM (No. 208676)
Email: jkim@howardrice.com
JEREMY T. KAMRAS (No. 237377)
Email: jkamras@howardrice.com
HOWARD RICE NEMEROVSKI CANADY FALK
& RABKIN
A Professional Corporation
Three Embarcadero Center, 7th Floor
San Francisco, California 94111-4024
Telephone: 415/434-1600
Facsimile: 415/217-5910

Attorneys for Defendants
WELLS FARGO & COMPANY, WELLS FARGO FUNDS MANAGEMENT, LLC, AND WELLS FARGO FUNDS TRUST

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN
A Professional Corporation

EDWARD LEE, EDWARD ARSENAULT, EMIL DE BACCO, RICHARD HINTON, ARNOLD KREEK, and MARGRET MACHT, Individually And On Behalf Of All Others Similarly Situated,

Plaintiffs,

v.

WELLS FARGO & COMPANY, WELLS FARGO FUNDS MANAGEMENT, LLC, and WELLS FARGO FUNDS TRUST,

Defendants.

No. 08-CV-1830 WHA

Action Filed: April 4, 2008

DEFENDANTS' REQUEST FOR JUDICIAL NOTICE IN SUPPORT OF MOTION TO DISMISS

Date: February 26, 2009
Time: 2:00 pm
Dept: Courtroom 9, 19th Floor

Trial Date: TBD

REQUEST FOR JUDICIAL NOTICE

Defendants Wells Fargo & Company, Wells Fargo Funds Management, LLC, and Wells Fargo Funds Trust (collectively "Defendants") hereby request that this Court, pursuant to Federal Rule of Evidence 201, take judicial notice of the content, and date of filing or publication, of the following documents attached hereto as Exhibits A through LL:

Exhibit A	NASD Press Release dated June 8, 2005, titled "NASD Charges 15 Firms with Directed Brokerage Violations, Imposes Fines Totaling More than $34 Million" (http://www.finra.org/Newsroom/NewsReleases/2005/P-14340)
Exhibit B	NASD Notices to Members Disciplinary Actions, June 2005 (http://www.finra.org/web/groups/industry/@ip/@reg/@notice /documents/notices/p014456.pdf)
Exhibit C	PR Newswire Press Release dated November 11, 2005, "Milberg Weiss Announces the Filing of a Class Action Suit Against Wells Fargo & Company and Certain of Its Affiliates on Behalf of Purchasers of Certain Funds"
Exhibit D	AP Alert – Financial Press Release dated November 11, 2005, "Milberg Weiss Announces the Filing of a Class Action Suit Against Wells Fargo & Company and Certain of Its Affiliates on Behalf of Purchasers of Certain Funds"
Exhibit E	Market Wire Press Release dated November 14, 2005, "Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Purchasers of Certain Mutual Funds"
Exhibit F	Market Wire Press Release dated November 15, 2005, "Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased Putnam Mutual Funds From Wells Fargo"
Exhibit G	Market Wire Press Release dated November 16, 2005, "Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased MFS Mutual Funds From Wells Fargo"
Exhibit H	Market Wire Press Release dated November 16, 2005, "Law Offices of Brodsky & Smith, LLC Announces Class Action Lawsuit Against Wells Fargo & Co."
Exhibit I	AP Alert Press Release dated November 17, 2005, "Law Offices of Brodsky & Smith, LLC Announces Class Action Lawsuit Against Wells Fargo & Co."

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

Exhibit J	Market Wire Press Release dated November 18, 2005, "Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased AIM Mutual Funds From Wells Fargo"
Exhibit K	Market Wire Press Release dated November 21, 2005, "Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased Oppenheimer Mutual Funds From Wells Fargo"
Exhibit L	Market Wire Press Release dated November 28, 2005, "Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased Van Kampen Mutual Funds From Wells Fargo"
Exhibit M	Market Wire Press Release dated December 1, 2005, "Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased Fidelity Mutual Funds From Wells Fargo"
Exhibit N	Market Wire Press Release dated December 7, 2005, "Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased Eaton Vance Mutual Funds From Wells Fargo"
Exhibit O	Market Wire Press Release dated December 9, 2005, "Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased Hartford Mutual Funds From Wells Fargo"
Exhibit P	Market Wire Press Release dated December 13, 2005, "Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased Scudder Mutual Funds From Wells Fargo"
Exhibit Q	Market Wire Press Release dated December 14, 2005, "Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased Franklin Templeton Mutual Funds From Wells Fargo"
Exhibit R	Market Wire Press Release dated December 19, 2005, "Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased Dreyfus Mutual Funds From Wells Fargo"
Exhibit S	Market Wire Press Release dated December 21, 2005, "Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased Federated Mutual Funds From Wells Fargo"

Exhibit T	Market Wire Press Release dated December 22, 2005, "Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased Pioneer Mutual Funds From Wells Fargo"
Exhibit U	Market Wire Press Release dated January 3, 2006, "Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased PIMCO Mutual Funds From Wells Fargo"
Exhibit V	Market Wire Press Release dated January 5, 2006, "Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased Evergreen Mutual Funds From Wells Fargo"
Exhibit W	Market Wire Press Release dated January 4, 2006, "Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased AllianceBernstein Mutual Funds From Wells Fargo"
Exhibit X	Third Amended Consolidated Class Action Complaint For Violation Of The Federal Securities Laws And For Violation Of The Investment Company Act, filed in *Siemers v. Wells Fargo & Co., et al.*, Case No. 05-04518 (Docket Number 251)
Exhibit Y	Second Amended Consolidated Class Action Complaint For Violation Of The Federal Securities Laws And For Violation Of The Investment Company Act, filed in *Siemers v. Wells Fargo & Co., et al.*, Case No. 05-04518 (Docket Number 117)
Exhibit Z	Class Action Complaint For The Violation Of The Federal Securities Laws And For Violations Of Investment Company Act, filed in *Siemers v. Wells Fargo & Co., et al.*, Case No. 05-04518 (Docket Number 1)
Exhibit AA	Declaration Of Michael R. Reese In Support Of The Corrected Revised Motion To Appoint Ronald Siemers As Lead Plaintiff And Approval Of Lead Plaintiff's Selection Of Lead Counsel and Exhibit B appended thereto, filed in *Siemers v. Wells Fargo & Co., et al.*, Case No. 05-04518 (Docket Number 51-2 and 51-4)
Exhibit BB	Order Preliminarily Approving Settlement, Notice, And Setting Fairness Hearing, filed in *Siemers v. Wells Fargo & Co., et al.*, Case No. 05-04518 (Docket Number 390)
Exhibit CC	Stipulation Of Settlement, filed in *Siemers v. Wells Fargo & Co., et al.*, Case No. 05-04518 (Docket Number 371)
Exhibit DD	Order Granting Final Approval Of Settlement, Awarding Attorneys' Fees And Expenses, And Entering Final Judgment, filed in *Siemers v. Wells Fargo & Co., et al.*, Case No. 05-04518 (Docket Number 408)

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN
A Professional Corporation

Exhibit EE	Administrative Motion To Consider Whether Cases Should Be Related And Transferred, filed in *Siemers v. Wells Fargo & Co., et al.*, Case No. 05-04518 (Docket Number 411)
Exhibit FF	Wells Fargo Management letter to the SEC, dated December 1, 2005 filing the complaint in Siemers v. Wells Fargo & Co., et al., Case No. 05-04518, pursuant to Section 33 of the Investment Company Act of 1940
Exhibit GG	Order Granting Class Certification And Confirming Class Representative And Class Counsel, filed in *Siemers v. Wells Fargo & Co., et al.*, Case No. 05-04518 (Docket Number 358)
Exhibit HH	Plaintiffs' Notice Of Motion And Motion For Class Certification; Memorandum Of Points And Authorities In Support Of Plaintiffs' Motion For Class Certification, filed in *Siemers v. Wells Fargo & Co., et al.*, Case No. 05-04518 (Docket Number 305)
Exhibit II	Article by R. Blake in Institutional Investor, Volume 35, Issue 5, p. 56, titled "How High Can Costs Go?" (May 2001)
Exhibit JJ	Article by R. Blake in Institutional Investor, Volume 37, Issue 6, p. 47, titled "How High Can Costs Go?" (June 2003)
Exhibit KK	Article by T. Lauricella & D. Solomon in the Wall Street Journal, titled "SEC Defended Fund-Broker Compacts in Past" (June 22, 2004)
Exhibit LL	United States General Accounting Office Report to Congressional Requesters dated June 2003, "Mutual Funds – General Transparency Needed in Disclosures to Investors", GAO-03-763
Exhibit MM	PR Newswire Press Release dated June 8, 2005, "NASD Charges 15 Firms With Directed Brokerage Violations, Imposes Fines Totaling More Than $34 Million"
Exhibit NN	AP Alert Press Release dated June 8, 2005, "NASD Charges 15 Firms With Directed Brokerage Violations, Imposes Fines Totaling More Than $34 Million"
Exhibit OO	MarketWatch Press Release dated June 8, 2005, "Brokers settle with NASD; Firms to pay $34M over undisclosed deals with funds"
Exhibit PP	Los Angeles Times article dated June 9, 2005, "Brokerages Settle Fund-Sale Cases"

This Request is made in connection with Defendants' Motion To Dismiss and the authorities cited below.

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

ARGUMENT

When requested and supplied with the necessary information, a Court must take judicial notice of facts "capable of accurate and ready determination by resort to sources whose accuracy cannot reasonably be questioned." Fed. R. Evid. 201(b)(2); *see also* Fed. R. Evid. 201(d). Each of the attached documents falls into one or more of the following four categories; and the content, and date of filing or publication, of such documents is "capable of accurate and ready determination":

1. Pleadings filed before, or orders entered by, this Court in the related action *Siemers v. Wells Fargo*, No. C 05-04518 WHA (N.D. Cal.);[1]
2. Press releases, news articles and industry reports;[2]
3. Government publications and amicus curiae briefs filed by regulatory agencies;[3] and
4. Filings with regulatory agencies.[4]

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN *A Professional Corporation*

---

[1]*E.g.*, *Reyna Pasta Bella, LLC v. Visa USA, Inc.*, 442 F.3d 741, 746 n.6 (9th Cir. 2006) (taking judicial notice of "court filings and other matters of public record such as pleadings, briefs, memoranda, motions, and transcripts filed in the underlying and related litigation"); *Prometheus Dev. Co., Inc. v. Everest Props. II, LLC,* No. C 06-02751 WHA, 2006 WL 1699574, at *2 n.1 (N.D. Cal. June 16, 2006) (Alsup, J.) (taking judicial notice of court documents filed in related state and federal actions).

[2]*E.g.*, *United States v. W.R. Grace*, 504 F.3d 745, 766 (9th Cir. 2007) ("[W]e have discretion to take judicial notice under Rule 201 of the existence and content of published articles"); *In re LDK Solar Sec. Litig.*, 584 F. Supp. 2d 1230 (N.D. Cal. 2008) (Alsup, J.) (taking judicial notice of the content and date of SEC filings and news articles).

[3]*E.g.*, *Corrie v. Caterpillar, Inc.*, 503 F.3d 974, 978 n.2 (9th Cir. 2007) (taking judicial notice of "government publications"); *New England Health Care Employees Pension Fund v. Ernst & Young, LLP*, 336 F.3d 495, 500 n.2 (6th Cir. 2003) (taking judicial notice of amicus curiae brief submitted by the SEC); *Natural Res. Def. Council v. Sw. Marine, Inc.*, 39 F. Supp. 2d 1235, 1237 n.1 (S.D. Cal. 1999) (taking judicial notice of government amicus curiae brief).

[4]*E.g.*, *In re LDK Solar Sec. Litig.*, 584 F. Supp. 2d 1230 (N.D. Cal. 2008) (Alsup, J.) (taking judicial notice of the content and date of SEC filings and news articles); *Siemers v. Wells Fargo*, No. C 05-04518 WHA, 2006 WL 3041090, at *13 n.6 (N.D. Cal. Oct. 24, 2006) (Alsup, J.) (taking judicial notice of the content of "mandatory SEC filings").

CONCLUSION

For the foregoing reasons, Defendants respectfully request that the Court take judicial notice of the content, and date of filing or publication, of the above-referenced exhibits.

DATED: January 22, 2009.

Respectfully,

GILBERT R. SEROTA
JIN H. KIM
JEREMY T. KAMRAS

HOWARD RICE NEMEROVSKI CANADY
FALK & RABKIN
A Professional Corporation

By: /s/ Gilbert R. Serota
GILBERT R. SEROTA

Attorneys for Defendants WELLS FARGO & COMPANY, WELLS FARGO FUNDS MANAGEMENT, LLC, AND WELLS FARGO FUNDS TRUST

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN
A Professional Corporation

Other Supporting Documents

3:08-cv-01830-WHA Kreek v. Wells Fargo & Company et al

ADRMOP, E-Filing, RELATE

U.S. District Court
Northern District of California
Notice of Electronic Filing or Other Case Activity

NOTE: Please read this entire notice before calling the Help Desk. If you have questions, please email the Help Desk by replying to this message; include your question or comment along with the original text.

Please note that these Notices are sent for all cases in the system when any case activity occurs, regardless of whether the case is designated for e-filing or not, or whether the activity is the filing of an electronic document or not.

If there are **two** hyperlinks below, the first will lead to the docket and the second will lead to an e-filed document.
If there is no second hyperlink, there is no electronic document available .
See the FAQ posting 'I have a Notice of Electronic Filing that was e-mailed to me but there's no hyperlink...' on the ECF home page at https://ecf.cand.uscourts.gov for more information.

The following transaction was received from by Serota, Gilbert entered on 1/22/2009 6:24 PM PST and filed on 1/22/2009

Case Name:	Kreek v. Wells Fargo & Company et al
Case Number:	3:08-cv-1830
Filer:	Wells Fargo & Company Wells Fargo Funds Trust Wells Fargo Funds Management, LLC.
Document Number:	66

Docket Text:
Request for Judicial Notice re [65] MOTION to Dismiss *Amended Complaint; Memorandum of Points and Authorities in Support of Motion* filed byWells Fargo & Company, Wells Fargo Funds Management, LLC., Wells Fargo Funds Trust. (Attachments: # (1) Exhibit A, # (2) Exhibit B, # (3) Exhibit C, # (4) Exhibit D, # (5) Exhibit E, # (6) Exhibit F, # (7) Exhibit G, # (8) Exhibit H, # (9) Exhibit I, # (10) Exhibit J, # (11) Exhibit K, # (12) Exhibit L, # (13) Exhibit M, # (14) Exhibit N, # (15) Exhibit O, # (16) Exhibit P, # (17) Exhibit Q, # (18) Exhibit R, # (19) Exhibit S, # (20) Exhibit T, # (21) Exhibit U, # (22) Exhibit V, # (23) Exhibit W, # (24) Exhibit X-1, # (25) Exhibit X-2, # (26) Exhibit Y, # (27) Exhibit Z, # (28) Exhibit AA, # (29) Exhibit BB, # (30) Exhibit CC, # (31) Exhibit DD, # (32) Exhibit EE, # (33) Exhibit FF, # (34) Exhibit GG, # (35) Exhibit HH, # (36) Exhibit II, # (37) Exhibit JJ, # (38) Exhibit KK, # (39) Exhibit LL, # (40) Exhibit MM, #

(41) Exhibit NN, # (42) Exhibit OO, # (43) Exhibit PP)(Related document(s)[65]) (Serota, Gilbert) (Filed on 1/22/2009)

3:08-cv-1830 Notice has been electronically mailed to:

Deborah Clark-Weintraub dweintraub@wdklaw.com, ecf@wdklaw.com

Elizabeth Rosenberg erosenberg@wdklaw.com

Gilbert Ross Serota gserota@hrice.com, nprince@howardrice.com

Jason M. Skaggs jskaggs@howardrice.com, jrustice@howardrice.com

Jeremy Kamras jkamras@howardrice.com, jcaruso@howardrice.com

Jin H. Kim jkim@hrice.com

Michael Robert Reese michael@reeserichman.com

Thomas Octavian Jacob tojacob@wellsfargo.com, Merredith.Lloyd@wellsfargo.com

3:08-cv-1830 Notice has been delivered by other means to:

Deborah Weintraub
Whatley Drake & Kallas, LLC
1540 Broadway 37th Floor
New York, NY 10036

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\Request for Judicial Notice.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-0]
[96f0ff25c8c3ac8c05cbeead0e9550362e26ca11d37161ab637447298626f3fc0bc79
d1ca02c74b060f2ce6394f872e385a616f684591d144256a9690645fe65]]
Document description: Exhibit A
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit A.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-1]
[45b68227a3942f2f5568e2a3f6ca93d0020da2d4bd67bb94e5e61398f71a15652ee63
8d5c3815d66eea57cfdbe7d6663aa52aae74843516828d706da3904eeb1]]
Document description: Exhibit B
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit B.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-2]
[2ce7ea29312b20b77330746a8aa7c81617e5c39b4b81e8226a9c2a194868191b386af
4942ed830fa959b031d04538dcd103a5fe300c5646c2ed30ce0be766134]]
Document description: Exhibit C
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit C.pdf

Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-3]
[0c16a7c6ee9cdaaeea12696872bc90176ad1564c4b55e85b2a08a1a0c8f68eb1f457a
e5f5eb1d0990d204e3093c4fe030a878179a7ab56b475ca1800f6f07402]]
Document description: Exhibit D
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit D.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-4]
[84c6c1e80519e6a3aabe44f11e99955d8f30be1c09068e38c2f220480c5ee9fef0a37
add335b2da6e14886ba2f44863d9d082032a03be356f3b46c6836dbd1c2]]
Document description: Exhibit E
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit E.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-5]
[8f2480a2cc0783507badde6e2de1b1867ba4953ae021bce8c90e4c58bdf609cdb1640
85bffaf208b891fda141873f297f7a04347836b892920c46eef50e0f4d0]]
Document description: Exhibit F
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit F.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-6]
[574c673a82903628e6fe96233cad764d5977abf9634b881245010d236006d75f734de
f1dac1c3ab5e1e4c038fdff1f93a3c7dae0d3aa465d6f7c5f9dba7534c2]]
Document description: Exhibit G
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit G.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-7]
[50e4e2418f5f56c4c27e0eadca7adcbe14372e3812b2753e775baf86312088a90ac12
bb9e242677d5f17a0b50f56c9fcfd7bb10f882ea7184e9c4ccf28deea25]]
Document description: Exhibit H
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit H.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-8]
[72da21f76da11f72adb5cd282d091f51131955aa74d01ef140944cad6cdff0434d5e0
59592080d2405a9e40bcc76d1f6ae338fc147b4ea43ecc93f2e179181f3]]
Document description: Exhibit I
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit I.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-9]
[4e5120f4e40755b2ba908bca7c40d926eabe043cdb9c9a245a2719c881ff058661ac2
17ec8a1cb486e2f4acb8cc04cf658aaef223e267e85f79524cd13634a45]]
Document description: Exhibit J
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit J.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-10]
[828ec79506bf4b7a4d5e2fea422555f174c8026066c797c1044c136360d6c4902ff9
cd4290b17a43cd4b31ce13e1f5b07dc70c3057ea13e0ecf19bc20f304978]]
Document description: Exhibit K
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit K.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-11]
[469b51c73d7e5ec7f0d2496170950344726a2bd0c8ac9216f6a9f6dff8e4f59391a6

adf741eddb8e91737eed7a4dcc6c26d4f64390d824bddd73baeab1489be3]]
Document description: Exhibit L
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit L.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-12]
[311a7ebfaf40bee147550b13592db1cea9eece520c7094da576f1fd3c3eb48257014
41d37a53ad41e84ecae2ae85d7cd2f320e71e34862a665722aa1398a0e3f]]
Document description: Exhibit M
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit M.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-13]
[7c52a1f4c77b08b552bff4fc03ebb91e5b19cb5d43099fc351682266bed2aad399c6
d5beaa393fbc515ba86991bb97d3fbb4425863345ddfe77cd1611cef3bed]]
Document description: Exhibit N
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit N.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-14]
[3651c0744cc2ec17159754915006c02e355cf4fca8c5b33b8383e82e90027d750296
8f98245dc435595821554de8157bcbebd07ca325a7da3918084f6cb05d37]]
Document description: Exhibit O
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit O.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-15]
[0579b0ed0b04109a62ca6ed88d52e9427d99d6008c916dc88a0fcb002ea1b8396176
b9138179c083da09d2d40f9c497b95a56063a0ca19769f7b1c75071e0157]]
Document description: Exhibit P
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit P.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-16]
[186810e56f3ca317248c2d90e8037fc616830c2e73ba13c4bda16fda877f796a0509
7d67ee83946d1a51b0409b36ac05339c5bfec7c99817bbd364c4322e3132]]
Document description: Exhibit Q
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit Q.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-17]
[8d9881ce15baf56408f0cdb88e3a7cbb0fd4a111e9a267681831bb96a2a12eefe49d
0030077bc6a0a3f87baf4a4a4f425f95b780d0409c0dbf1950162169d4ed]]
Document description: Exhibit R
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit R.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-18]
[1eaa907b09065797eeafbf7bc442d722c950289da2424541c265b325e1a469704368
8cc462a2078b2a1a81c884bbc4e2523ad80c643848615b00d4fe59cb8343]]
Document description: Exhibit S
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit S.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-19]
[21cb97248661821bca34e3ff3a9dd5a8e49ba2291d47f70dc656e948c94db909e423
2e8c39f5a2b51a3f622184e57d8e2dd1fb3a70f548b7a6435dbccddf1d24]]
Document description: Exhibit T
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit T.pdf

Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-20] [ab12c6f91c5d0390e34388caca7654b44bae788ffd2a0c24bb00c97f23623e092f7a aa659e42c2ba02f8d4a9993247d8051d944db0c76c2fae83e07d3e021a5b]]
Document description: Exhibit U
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit U.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-21] [a14e9d4556898a92f319cca120025483104bf7e7d4f343fc4a9cdbbf75a04ea370f4 e14d58d40b4123b9bc2d8d7fb7129e5adcebeb392d0e5839c7ca78d1f620]]
Document description: Exhibit V
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit V.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-22] [5a12a9a563384664fd9444fddfa64d7c880a5a3b6de0936030bad6e469678212f1f4 c1c2b045d7c521f02fa59101a21bc5f5b19414cb46a27f5406c014347c62]]
Document description: Exhibit W
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit W.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-23] [ae43f29761080b5bba6edb8e88daf83525e30004f5457ca4ecadd727b92832a9c925 60cf78a44dd39d3fe110d6a0f770bcd7ccdf3ace13762d2838441987c017]]
Document description: Exhibit X-1
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit X-1.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-24] [362d7aeca1d2585b80c056b328fa456d34f0871fb8dc7f30489797734d21f7822f27 33abce3a23b38f5bd6124acb87ee6f34298a0a9007e1cd3faf24f3199f04]]
Document description: Exhibit X-2
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit X-2.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-25] [5fc37ebc036fed2561b1419025cedcd88078154d9b96a99e02e0a9e81ac887148cd2 2d23ff49f098a1a3583b32c2ce69da468a8db0f923c86a1584ac0cedf653]]
Document description: Exhibit Y
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit Y.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-26] [0f6933bc28d2609fafd130c3e24d48c1417a8623936fa2305e43f7038258c5d0f88c 8199028bf2210661b203a4578f07bf3a84107ae88e448a0873194d38b25f]]
Document description: Exhibit Z
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit Z.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-27] [840249c0a235b68f612a95fc5e1b3e5912ed5b48442c70148f721902c25967a73d64 acf43b5cceedd16a8c7a50eeff33620f77292261c7513b52b65415a10058]]
Document description: Exhibit AA
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit AA.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-28] [5b903a6f5fdd6bf49b08690bb6082e11224ba329e7ea9e3eadeae6a94d115655ef3c

cb387841f5037f6618c16435f00f1e48fae226d0c7213aa725e50494f110]]
Document description: Exhibit BB
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit BB.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-29]
[0b6e8ea041787775f01c693f725b505b19703a54d29a4a75380ba403df2603b99bff
b023ea84fb86573abd968776a9a270f1934e6528ddf53121a516e06829b1]]
Document description: Exhibit CC
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit CC.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-30]
[7d5cdc5b2afedfca288d75f38cbf3767c54f93986484e79d493275d8e89e6795c7b7
b045e16db98c50c9a867acbc2ede6648155f211d884ed955612f64bee586]]
Document description: Exhibit DD
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit DD.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-31]
[ac7f05096b92fcc885010666abb0c90bea27a0aa0f28f0e096c8a8a6015572ae2c2f
fcf51c402850befcad81edd0bfd5f8c23630a27fc7c6d8515bcb609e814a]]
Document description: Exhibit EE
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit EE.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-32]
[2c7b31055fc8e49a3401869acad415e00f5f4192a6ec7fe8ac93086c35fe97ecf4df
5a4c7b4c3540d72dee49132214c53b262e298aafda34161287503aef8589]]
Document description: Exhibit FF
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit FF.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-33]
[25ce8e2d175bb2259e6c408675a17233664c70c21734b0cdaa23ba8666c67d6ca958
9d47757b32d12ddaad1163c7d57bb486d34a3dc13879db36c79fa37559ba]]
Document description: Exhibit GG
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit GG.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-34]
[3a7b659e34b0d5577efb34fb27ae5ad3461ad5eb62822047f8a69e65a4e1426c24bc
254b6e5079fa0f2de7acecd0a87520d150fcf4c79b68587762002a8a9ff6]]
Document description: Exhibit HH
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit HH.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=500 7377-35]
[35f0a96823e82150e800d9576ffc25d08c69e3a52f0e6bf53ab0b28e2507ba4c90e6
dff1663dfe6f3b98f78aeb0a7a9a88782f0ec615ea3ce0294a5b24336e44]]
Document description: Exhibit II
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit II.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-36]
[330743bc64e59a054d7a94484a759d61560a0820d06404158ceaeb3f6869620896f3
704a3496ee1a4b38792507bc42b4aa51bc869529b30650f465b1736e015b]]
Document description: Exhibit JJ
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit JJ.pdf

Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-37]
[4c2213a43d80589a168976dea837ede0a88690faa810a0a21f2dc5b169a4c0db4752
d77772c8a2eca5cf83e121c49b7f5f59bc3f2ab5aa6d645e25531b180280]]
Document description: Exhibit KK
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit KK.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-38]
[a9ba92fd1a0e071e7aa07a2f87ee3739c1101bbaa3c6a6453f5cd6aa7ce489acba98
39802c1bc35b95ee45afd299accca2cd586221e9ea8fb5dda0a9dabb2905]]
Document description: Exhibit LL
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit LL.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-39]
[91ef056cba4c931b43fb01331f16b9e3c17052b49060fbb0720b35c34f10f91cdfee
d34ef52c459609e110bdcfd8d1fdc95ab5a9741ca92acf378cc9ee64af86]]
Document description: Exhibit MM
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit MM.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-40]
[8fb5edc78eb629bc3e2d86db01c3bcc9fa8eaa9aa9ef5d8bb955d4695a5da08c967e
9712ec4d1ee78c1967d517e0a595e6f36fa96278670c9ac37e91b988abff]]
Document description: Exhibit NN
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit NN.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-41]
[5f19b987a2c7cb1928f41a5b976c95f87f45ab4c71fa6b003e7bd06936574e3e381a
efa0f1693e5766a147fa0915dfdb8f694b449b1fc968348c8c4dd7f2bd0b]]
Document description: Exhibit OO
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit OO.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-42]
[4fb2265a40253a7dbba7544982794e7f2219d2e0aa59eef7354fdb65b1963603e138
e054728dd3ddf9ae32e58997c631813c60a9ddf2018c457d8db0947b53ce]]
Document description: Exhibit PP
Original filename:M:\EFiling\08-1830 Kreek v Wells Fargo\012209\RJN Exhibit PP.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/22/2009] [FileNumber=5007377-43]
[a247470f4214d3779d2c0bf69a5cb12ed25c5a11cb7c717d4e854692b4c861dc18a1
0a5ecf0aaf8fb05138f72804679d0636f114ac369f2cbe73b1c9257075b3]]

News Release

FOR RELEASE: **Wednesday, June 8, 2005**
CONTACTS: Nancy Condon **202-728-8379**
Herb Perone **202-728-8464**

NASD

NASD Charges 15 Firms with Directed Brokerage Violations, Imposes Fines Totaling More than $34 Million

Washington, DC — NASD announced today that it has imposed fines totaling more than $34 million on 15 broker-dealers in connection with the receipt of directed brokerage in exchange for preferential treatment for certain mutual fund companies.

Today's cases, part of NASD's efforts to eliminate conflicts of interest in the sale of mutual funds, focus on brokerage firms involved in selling mutual funds to retail investors, as well as one mutual fund distributor. All of the cases involve violations of NASD's Anti-Reciprocal Rule, which prohibits firms from favoring the sale of shares of particular mutual funds on the basis of brokerage commissions received by the firm. Among other things, a firm may not recommend specific funds to sales personnel or establish preferred lists of funds in exchange for directed brokerage.

NASD found that the 14 retail firms, most of which sold funds offered by hundreds of different mutual fund complexes, operated "preferred partner" or "shelf space" programs that provided certain benefits to a relatively small number of mutual fund complexes in return for directed brokerage. The benefits to mutual fund complexes of these quid pro quo arrangements included, in various cases, higher visibility on the firms' internal websites, increased access to the firms' sales forces, participation in "top producer" or training meetings, and promotion of their funds on a broader basis than was available for other funds.

"When recommending mutual fund investments, firms must act on the basis of the merits of the funds and the investment objectives of the customers and not because of other benefits the brokerage firm will receive," said NASD Vice Chairman Mary L. Schapiro. "NASD's prohibition on the receipt of directed brokerage is designed to eliminate these conflicts of interest."

The mutual fund complexes that participated in these programs paid extra fees for enhanced visibility. The additional fees were typically based on a combination of sales and/or assets under management by the brokerage firm. Some of the complexes participating in the preferred partner programs paid part or all of the revenue sharing fees by the use of directed brokerage - that is, by directing a portion of the trades in the portfolios they managed to the trading desks of the firms participating in the program.

For firms that did not have the capacity to provide trade execution, trades were sent to designated third parties, which then remitted a portion of the trading commissions to the retail firms - although they provided no services in connection with the trade. These commissions were sufficiently large to pay for the benefits received by the funds as well as the costs of trade execution.

The retail firms generally monitored the amount of directed brokerage received to ensure that the fund complexes were satisfying their revenue sharing obligations. The use of directed brokerage allowed the fund complexes to use assets of the mutual funds instead of their own money to meet their revenue sharing obligations.

NASD also censured and fined one mutual fund distributor, AllianceBernstein Investment Research and Management, Inc. AllianceBernstein paid for some of its shelf space obligations by having its affiliated investment adviser direct portfolio transactions to or for the benefit of firms to which the distributor owed revenue sharing fees.

The fifteen firms and their respective fines are as follows (firms noted with asterisks are wholly owned subsidiaries of AIG Advisor Group, Inc.)

Royal Alliance Associates, Inc.*	$6,600,000	New York, NY
H.D. Vest Investment Services	$4,015,000	Irving, TX
AllianceBernstein Investment Research and Management, Inc.	$3,984,087	New York, NY
Linsco/Private Ledger Corp.	$3,602,398	Boston, MA
Wells Fargo Investments, LLC	$2,970,000	San Francisco, CA
SunAmerica Securities, Inc.*	$2,500,000	Phoenix, AZ
FSC Securities Corp.*	$2,400,000	Atlanta, GA
Securities America, Inc.	$2,400,000	Omaha, NE
RBC Dain Rauscher, Inc.	$1,700,000	Minneapolis, MN
McDonald Investments Inc.	$1,500,000	Cleveland, OH
AXA Advisors, LLC	$900,000	New York, NY
Sentra Securities Corporation* and Spelman & Co., Inc.* (joint fine)	$780,000	Phoenix, AZ
Advantage Capital Corp.*	$450,000	Atlanta, GA
Advest, Inc.	$286,415	Hartford, CT

The fines imposed on eight of the firms - Royal Alliance Associates, SunAmerica Securities, FSC Securities Corp., Advantage Capital Corp., Sentra Securities Corp., Spelman & Co., RBC Dain Rauscher, and McDonald Investments - included charges relating to their failure to retain emails as required by the federal securities laws and NASD rules.

The fine imposed on H.D. Vest Investment Services included charges related to violations of NASD rules relating to non-cash compensation. H.D. Vest reimbursed brokers' expenses incurred in connection with certain firm training and educational conferences based, in part, on the brokers' sales of funds that participated in its preferred partner program - instead of giving equal weight to the sales of all mutual funds, as required by NASD rules.

H.D. Vest Investment Services, RBC Dain Rauscher, and McDonald Investments were also charged with violations of NASD's supervisory systems and procedures rule.

In settling these matters, the firms involved neither admitted nor denied the charges, but consented to the entry of NASD's findings.

NASD has brought five previous actions for similar violations, including a complaint that is still pending against American Fund Distributors and settlements with Quick & Reilly, Inc., Piper Jaffray & Co., Edward D. Jones & Co. L.P. and Morgan Stanley DW Inc.

Investors can obtain more information about, and the disciplinary record of, any NASD-registered broker or brokerage firm by using NASD's BrokerCheck. NASD makes BrokerCheck available at no charge to the public. In 2004, members of the public used this service to conduct more than 3.8 million searches and request almost 190,000 reports for existing brokers or firms. Investors can link directly to BrokerCheck at www.nasdbrokercheck.com. Investors can also access this service by calling 1-800-289-9999.

NASD is the leading private-sector provider of financial regulatory services, dedicated to investor protection and market integrity through effective and efficient regulation and complementary compliance and technology-based services. NASD touches virtually every aspect of the securities business - from registering and educating all industry participants, to examining securities firms, enforcing both NASD rules and the federal securities laws, and administering the largest dispute resolution forum for investors and member firms. For more information, please visit our Web site at www.nasd.com.

Investor protection. Market integrity.
1735 K Street, NW
Washington, DC
20006-1506
tel 202 728 8000
www.nasd.com

Disciplinary and Other NASD Actions

REPORTED FOR JUNE

NASD® has taken disciplinary actions against the following firms and individuals for violations of NASD rules; federal securities laws, rules, and regulations; and the rules of the Municipal Securities Rulemaking Board (MSRB). The information relating to matters contained in this *Notice* is current as of the end of May 2005.

Firms and Individuals Fined

Actinver Securities Inc. (CRD #41139, Sugar Land, Texas) and Alvaro Madero (CRD #2155183, Registered Principal, Mexico City, Alabama) submitted a Letter of Acceptance, Waiver and Consent in which they were censured and fined $20,000, jointly and severally. Without admitting or denying the allegations, the firm and Madero consented to the described sanctions and to the entry of findings that Actinver Securities, acting through Madero, sold shares of a mutual fund to its customers in violation of the firm's membership agreement, which did not permit the firm to engage in mutual fund sales at the time. The findings also stated that Madero, acting on behalf of Actinver Securities, failed to designate one or more appropriately registered principals in its main office with the authority to carry out the firm's supervisory responsibilities as required by NASD Conduct Rule 3010(a)(4). (NASD Case #C10050017)

First Security Investments, Inc. (CRD #24035, Kingston, Pennsylvania) and Stephen Maynard Alinikoff (CRD #1022014, Registered Principal, Kingston, Pennsylvania) submitted a Letter of Acceptance, Waiver, and Consent in which they were censured and fined $35,000, jointly and severally. Without admitting or denying the allegations, the firm and Alinikoff consented to the findings that First Security Investments, Inc., executed riskless principal transactions and failed to disclose the amount of its markup/markdowns on the confirmations that it sent to its public customers for these transactions. The findings further stated that Alinikoff failed to ensure that the firm complied with this disclosure requirement. (NASD Case #C9A050022) Firms and Individuals Fined

Greenwich Global, LLC (CRD #37304, Wilton, Connecticut), Timothy James Daly (CRD #1460203, Registered Principal, Norwalk, Connecticut), and Alice Jean Solomon (CRD #1789872, Registered Principal, Highlands, New Jersey) submitted a Letter of Acceptance, Waiver, and Consent in which they were censured and fined $15,000, jointly and severally. Without admitting or denying the allegations, Greenwich Global, Daly, and Solomon consented to the described sanctions and to the entry of findings that Solomon served as Greenwich Global's Limited Principal–Financial and Operational without registering with NASD as a Limited Principal–Financial and Operational by taking and passing the appropriate qualification exam. The findings also stated that Greenwich Global, acting through Daly, its CEO, and President, failed to comply with its membership agreement in that the firm made a material change in its business activities without giving prior notification to and receiving approval from NASD. The findings also included that the firm, acting through Daly, failed to establish, maintain, and enforce written procedures to supervise its options and variable annuity business. (NASD Case #C11050014)

Pond Equities, Incorporated (CRD #30934, Brooklyn, New York) and Stephen Joshua Greenberg (CRD #2324570, Brooklyn, New York) submitted a Letter of Acceptance, Waiver, and Consent in which Pond Equities was censured and fined $30,000, including disgorgement of $3,800 in transacational profits. Greenberg was fined $10,000 and suspended from associating with any member firm in all capacities for 20 business days. The firm shall review its system and procedures regarding the purchase and sale of restricted securities for compliance with NASD rules and federal securities laws and regulations. Without admitting or denying the allegations, the firm and Greenberg consented to the described sanctions and to the entry of findings that Pond Equities, acting through Greenberg, sold shares of a stock to the public that were not registered, and no applicable exemption from registration applied. The findings further stated that in effecting sales of a company's shares to the public, Pond failed to comply with its obligations to exercise due care to prevent the sale of unregistered securities. The findings also stated that the firm lacked an adequate supervisory system and written procedures for sales of unregistered stock, and failed to provide sufficient guidance to its brokers to enable them to identify circumstances that should lead them to conclude the stocks are restricted; failed to instruct its brokers as to the steps necessary to conduct due diligence before selling stock that may be restricted; and failed to establish the steps supervisors or the compliance department needed to take to review transactions in such stock. NASD also found that the firm lacked systems to provide reasonable assurance that its brokers were conducting a reasonable investigation into whether securities were registered or subject to valid exemption from registration.

Greenberg's suspension began on May 16, 2005 and end with the close of business on June 13, 2005. (NASD Case #CE4050001)

Wachovia Securities, LLC (CRD #19616, Glen Allen, Virginia), Larry Michael Phillips (CRD #362671) and Richard James DiCenso (CRD #67208, Lancaster, California) submitted a Letter of Acceptance, Waiver, and Consent in which Wachovia Securities was censured and fined $25,000; Phillips was fined $20,000 and suspended from association with any NASD member fro 10 business days; and DiCenso was censured and fined $15,000. Without admitting or denying the allegations, the firm, Phillips, and DiCenso consented to the findings that Wachovia, acting through Phillips, created and distributed written communications that failed to disclose adequately material facts regarding investment products and strategies, or made exaggerated, unwarranted, or misleading statements or claims regarding those products, or both. The findings also stated that the firm, acting primarily through DiCenso, failed to reasonably supervise a registered representative's written communications activities in connection with correspondences and sales literature. In addition, the findings stated that Wachovia failed to file Phillips' sales literature with NASD. The findings also stated that Wachovia failed to establish and maintain procedures that were reasonably designed to achieve compliance with NASD's requirement for filing sales literature within 10 days of first use. The findings further stated that Wachovia's written supervisory procedures improperly instructed the firm's managerial personnel on when written communication qualified as sales literature that needed to be filed with NASD.

Phillips' suspension began June 6, 2005, and will conclude at the close of business June 17, 2005. (NASD Case #CE2050007)

Firms Fined

Alpine Securities Corporation (CRD #14952, Salt Lake City, Utah) submitted a Letter of Acceptance, Waiver, and Consent in which the firm was censured, fined $20,000, and required to revise its written supervisory procedures with respect to the Order Audit Trail System℠ (OATS℠). Without admitting or denying the allegations, Alpine Securities consented to the described sanctions and to the entry of findings that it transmitted to OATS reports that contained inaccurate, incomplete, or improperly formatted data. The findings also stated that the firm's supervisory system did not provide for supervision reasonably designed to achieve compliance with respect to applicable securities laws and regulations, and NASD rules concerning OATS. (NASD Case #CLG050041)

Banc of America Securities, LLC (CRD #26091, Charlotte, North Carolina) submitted a Letter of Acceptance, Waiver, and Consent in which the firm was censured and fined $15,000. Without admitting or denying the allegations, Banc of America Securities consented to the described sanctions and to the entry of findings that it failed, within 90 seconds after execution, to transmit through the Automated Confirmation Transaction℠ System (ACT℠) last-sale reports of transactions in eligible securities and failed to designate through ACT such last-sale reports as late. The findings also stated that the firm failed, within 90 seconds after execution, to transmit through ACT last-sale reports of transactions in over-the-counter (OTC) equity securities. (NASD Case #CLG050051)

Belle Haven Investments, L.P. (CRD #29278, Greenwich, Connecticut) submitted a Letter of Acceptance, Waiver, and Consent in which the firm was censured and fined $25,000. Without admitting or denying the allegations, the firm consented to the described sanctions and to the entry of findings that it failed to report at least 299 transactions involving Trade Reporting and Compliance Engine (TRACE)-eligible securities. The findings also stated that the firm violated Section 15c(3)(a) of the Exchange Act, Rule 15c3-3 thereunder, by accepting customer checks payable to itself rather than to its clearing firm. The findings further stated that the firm failed to enforce its written supervisory procedures relating to reporting transactions in TRACE-eligible securities and to the receipt and handling of customer funds. (NASD Case #C11050008)

Delano Group Securities, L.L.C. (CRD #47619, Chicago, Illinois) submitted a Letter of Acceptance, Waiver, and Consent in which the firm was censured and fined $10,000. Without admitting or denying the allegations, the firm consented to the described sanctions and to the entry of findings that it failed to implement an adequate written anti-money laundering (AML) compliance program. (NASD Case #C8A050026)

Divine Capital Markets LLC (CRD #118212, New York, New York) submitted a Letter of Acceptance, Waiver, and Consent in which the firm was censured and fined $10,000. Without admitting or denying the allegations, the firm consented to the described sanctions and to the entry of findings that it engaged in securities transactions while failing to maintain its required net capital. (NASD Case #C10050016)

Fifth Third Securities, Inc. (CRD #628, Cincinnati, Ohio) submitted a Letter of Acceptance, Waiver, and Consent in which the firm was censured and fined $79,750. Without admitting or denying the allegations, the firm consented to the described sanctions and to the entry of findings that it failed to ensure that Forms U5 were filed in a timely manner with NASD. The findings stated that the firm failed to file MSRB Forms G36 for the primary offering of municipal underwritings within 10 business days after the final agreement to purchase, offer, or sell the securities, and for municipal underwritings within one business day after receipt of the official statement from the issuer. The findings also stated that the firm failed to enforce its written supervisory procedures with respect to the timely submission of Forms U5 and MSRB Forms G-36 with NASD. (NASD Case #C8A0500034)

J.P. Morgan Securities Incorporated (CRD #18718, New York, New York) submitted a Letter of Acceptance, Waiver, and Consent in which the firm was censured and fined $150,000. Without admitting or denying the allegations, the firm consented to the described sanctions and to the entry of findings that it failed to take reasonable steps to ensure that its representations to NASD that specific shares would not be sold for specified periods of time from the initial date of the IPO would be adhered to. The findings also stated that the firm's supervisory system contained inadequate policies or procedures for monitoring restrictions on sales of securities held by individuals associated with the firm, which could not be sold for specified periods of time. (NASD Case #CE2050008)

May Financial Corporation (CRD #3927, Dallas, Texas) submitted an Offer of Settlement Letter in which the firm was censured and fined $15,000. Without admitting or denying the allegations, the firm consented to the described sanctions and to the entry of findings that, acting through an individual, it engaged in a securities business while failing to maintain sufficient net capital. The findings also stated that the firm, acting through an individual, filed inaccurate FOCUS reports, prepared inaccurate net capital computations, and failed to provide telegraphic notice of the net capital deficiencies. The findings further stated that the firm, acting through an individual, completed inaccurate reserve computations, failed to have the requisite amount of funds on deposit in the firm's reserve account, and failed to notify the SEC and NASD that it had failed to make the required deposit into its reserve bank account. (NASD Case #C06040029)

Momentum Securities, LLC (CRD #39293, New York, New York) submitted a Letter of Acceptance, Waiver and Consent in which the firm was censured and fined $50,000. Without admitting or denying the allegations, the firm consented to the described sanctions and to the entry of findings that it engaged in a securities business when its net capital was below the required minimum in contravention of SEC Rule 15c3-1. The findings stated that the firm failed to record liabilities owed to traders who participated in a "rebate" trading program sponsored by an affiliated company. The findings also stated that the firm failed to record on its financial statements the account payable for the amount of the rebates that the firm was to pass through the traders whose trading activity earned the rebates. In addition, NASD found that the firm failed to record $400,000 in liabilities owed to certain employees for deferred bonus compensation and failed to record a $1.2 million liability owed to NASDAQ. NASD also determined that the firm prepared inaccurate net capital computations, trail balances, and general ledgers materially overstating its net capital. NASD also found that the firm failed and neglected to provide notification that its net capital was below the required minimum and failed to file accurate FOCUS reports. The findings also stated that Momentum allowed persons associated with the firm to engage in the management of the firm's securities business without registering as principals of the firm. (NASD Case #C06050008)

Morgan Stanley & Company, Incorporated (CRD #8209, New York, New York) submitted a Letter of Acceptance, Waiver, and Consent in which the firm was censured, fined $150,000 and ordered to pay disgorgement of $2,545,618.14. Without admitting or denying the allegations, the firm consented to the described sanctions and to the entry of findings that it failed to take reasonable steps to ensure that its representations to NASD that specific shares would not be sold prior to the expiration of lock-up periods would be adhered to. The findings further stated that the firm's supervisory system contained inadequate policies or procedures for monitoring restrictions on sales of securities, including securities held by firm affiliates or affiliated firms, which could not be sold for specified periods of time. The findings also stated that the firm's supervisory system contained inadequate policies or procedures for monitoring restrictions on sales of securities, which the firm had represented to NASD would not be sold for specified periods in connection with obtaining approval of the terms of an offering. (NASD Case #CE2050009)

NBC Capital Markets Group, Inc. (CRD #18229, Memphis, Tennessee) submitted a Letter of Acceptance, Waiver, and Consent in which the firm was censured, fined $15,000, and required to pay $8,975, plus interest, in restitution to a public customer. Without admitting or denying the allegations, the firm consented to the described sanctions and the entry of findings that it failed to take the necessary steps to make an accurate determination of the value of municipal security transactions, resulting in the firm's purchasing the securities from the customer at prices that were below the fair market value, and failed to ensure that the transactions were executed at aggregate prices that were fair and reasonable. The findings also stated that the firm failed to ensure that the municipal securities purchase and sales transactions were approved by a municipal securities principal. (NASD Case #C05050016)

Park Financial Group, Inc. (CRD #30582, Winter Park, Florida) submitted a Letter of Acceptance, Waiver and Consent in which the firm was censured and fined $12,500. Without admitting or denying the allegations, the firm consented to the described sanctions and to the entry of findings that it failed to establish and implement polices, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and implement regulations thereunder, including the obligation to report suspicious activities as required. The findings also stated that the firm failed to provide for independent compliance testing to be conducted by a qualified outside party. NASD also found that the firm conducted a securities business while failing to maintain its required minimum net capital and filed a materially inaccurate FOCUS report in that its net capital calculation was inaccurate. (NASD Case #C07050026)

Ryan Beck & Company, Incorporated (CRD #3248, Livingston, New Jersey) submitted a Letter of Acceptance, Waiver, and Consent in which the firm was censured and fined $12,000. Without admitting or denying the allegations, the firm consented to the described sanctions and to the entry of findings that it failed to display customer limit orders immediately in NASDAQ securities in its public quotation, when each such order was at a price that would have improved firm's bid or offer in such security. The findings also stated that the firm failed to preserve for a period of not less than three years, the first two in an accessible place, the memorandum of broker orders. (NASD Case #CLG050040)

Standard & Poor's Securities, Incorporated (CRD #5248, New York, New York) submitted a Letter of Acceptance, Waiver, and Consent in which the firm was censured, fined $40,000, and required to revise its written supervisory procedures with respect to OATS. Without admitting or denying the allegations, the firm consented to the described sanctions and to the entry of findings that it failed to submit required information to OATS on 785 business days. The findings also stated that the firm's supervisory system did not provide for supervision reasonably designed to achieve compliance with respect to applicable securities laws and regulations, and NASD rules concerning OATS. (NASD Case #CLG050042)

Track Data Securities Corporation (CRD #103802, Brooklyn, New York) submitted a Letter of Acceptance, Waiver, and Consent in which the firm was censured and fined $105,000. Without admitting or denying the allegations, the firm consented to the described sanctions and to the entry of findings that it executed short sale transactions and failed to report each of these transactions to ACT with a short sale modifier. The findings stated that the firm made available a report on the covered orders in national market system securities that it received for execution from public customers that classified orders incorrectly. The findings also stated that the firm published inaccurate information for its routing of non-directed orders in covered securities and failed to maintain documentation indicating whether certain orders in covered securities were directed or non-directed orders. NASD found that the firm failed to report through ACT last sale reports of transactions in NASDAQ National Market securities. In addition, the findings stated that the firm's supervisory system did not provide for supervision reasonably designed to achieve compliance with respect to applicable securities laws and regulations, and NASD rules concerning best execution, limit order display, trade reporting, books and records, registration of supervisors and order clerks, locked and crossed markets, Section 21(A)-related issues, short sales, OATS, and SEC rule 11Ac1-5. (NASD Case #CLG050044)

UBS Financial Services, Inc. (CRD #8174, Weehawken, New Jersey) submitted a Letter of Acceptance, Waiver, and Consent in which the firm was censured, fined $175,000, and required to pay restitution to public customers. Without admitting or denying the allegations, the firm consented to the described sanctions and to the entry of findings that it sold securities to public customers for whom the investment was unsuitable. The findings also stated that the firm failed to maintain records disclosing the basis upon which its suitability determinations were made in its recommendations and sales to public customers of certain securities. The findings further stated that the firm included advertisements on its Web site that failed to adequately disclose and describe the risks of investing in managed futures products. (NASD Case #CE3050009)

William Blair and Company, L.L.C. (CRD #1252, Chicago, Illinois) submitted a Letter of Acceptance, Waiver, and Consent in which the firm was censured and fined $15,000. Without admitting or denying the allegations, the firm consented to the described sanctions and to the entry of findings that it failed to register an associated person with NASD as a Limited Representative–Equity Trader, where such person was engaged in proprietary trading, the execution of transactions on an agency basis, or the direct supervision of such activities. The finding also stated that the firm failed to immediately display customer limit orders in NASDAQ securities in its public quotation, when such order was at a price that would have improved the firm's bid or offer and the national best bid or offer for each such security, and the size of the order represented more than a de minimis change in relation to the size associated with the respondent firm's bid or offer in each such security. The findings further stated that the respondent firm transmitted to OATS reports that contained inaccurate, incomplete, or improperly formatted data. (NASD Case #CLG050050)

Individual Fined

Hany Samir Awadalla (CRD #2074306, Registered Representative, New York, New York) submitted an Offer of Settlement in which he was censured and fined $75,000. Without admitting or denying the allegations, the respondent consented to the described sanctions and to the entry of findings that he threatened an official of a public company in an attempt to obtain a fee for his firm's investment banking services that was larger than the company was willing to pay. (NASD Case #CAF030058)

Individuals Barred or Suspended

Joseph Abbondante (CRD #1879052, Registered Principal, Freehold, New Jersey) was barred from association with any NASD member in any capacity and required to pay restitution in the amount of $276,265 to public customers. The National Adjudicatory Council (NAC) imposed the sanctions following appeal of an Office of Hearing Officers (OHO) decision. The sanctions were based on findings that Abbondante (1) participated in private securities transactions without providing prior written notice to, and receiving prior written approval from, his member firm; (2) recklessly made material misrepresentations and omissions to public customers with respect to an investment fund; (3) engaged in outside business activities without providing prompt written notice to his member firm; and (4) knowingly facilitated another in providing false account statements to seven customers of his member firm. (NASD Case #C10020090)

Terry Jon Atzen (CRD #8627, Registered Principal, Newberg, Oregon) submitted a Letter of Acceptance, Waiver, and Consent in which he was fined $88,342.51, including $78,342.51 in disgorgement of financial benefits received, and suspended from association with any NASD member in any capacity for two years. The fine must be paid before Atzen reassociates with any NASD member following the suspension or before requesting relief from any statutory disqualification. Without admitting or denying the allegations, Atzen consented to the described sanctions and to the entry of findings that he engaged in private securities transactions without providing prior notice to, and receiving approval from, his member firms.

Atzen's suspension began at opening of business June 6, 2005, and will conclude June 5, 2007. (NASD Case #C3B050008)

John Douglas Audifferen (CRD #2053214, Registered Representative, Brooklyn, New York) was fined $17,500, and barred from association with any NASD member in any capacity. The fine must be paid before Audifferen may request relief from any statutory disqualification. The sanctions were based on the findings that he purchased shares of stock for a public customer in the cash account of the customer at his member firm and knew, or should have known, that the customer did not have sufficient cash to cover the cost of the purchases. The findings also stated that Audifferen deposited his own funds into the customer's account to cover the cost of the purchases, thereby willfully violating Regulation T by directly or indirectly extending credit to or for the customer's account. In addition, NASD determined that Audifferen sold securities from the account of the public customer, received $17,500 from the customer that represented, in part, proceeds from the sale, thereby obtaining the beneficial use of an extension of credit and willfully causing his member firm to violate Regulation T. Moreover, the findings stated that Audifferen maintained his own securities account at his member firm, purchased and sold securities in the account, and knew he did not have sufficient margin or sufficient funds to cover the cost of the purchases, thereby causing his member firm to make an extension of credit to him in violation of Regulation T. NASD also determined that Audifferen failed to disclose information on his Form U4. (NASD Case #C10030095)

Scott Anthony Bartlett (CRD #3211860, Registered Representative, Schertz, Texas) was barred from association with any NASD member in any capacity. The sanction was based on findings that Bartlett willfully failed to disclose a material fact on his Form U4 and failed to respond to NASD requests for information. (NASD Case #C06040033)

James Michael Begale (CRD #16874, Registered Representative, Lombard, Illinois) submitted a Letter of Acceptance, Waiver, and Consent in which he was fined $5,000 and suspended from association with any NASD member in any capacity for 90 days. The fine must be paid before Begale reassociates with any NASD member following the suspension or before requesting relief from any statutory disqualification. Without admitting or denying the allegations, Begale consented to the described sanctions and to the entry of findings that he affixed a public customer's initials to a new account form and submitted the form to his member firm without the customer's knowledge or consent.

Begale's suspension began June 6, 2005, and will conclude September 3, 2005. (NASD Case #C8A050032)

Geoffrey Sherwood Beitner (CRD #1065826, Registered Representative, Norfolk, Virginia) submitted a Letter of Acceptance, Waiver, and Consent in which he was fined $5,000 and suspended from association with any NASD member in any capacity for ten business days. The fine must be paid before Beitner reassociates with any NASD member following the suspension or before requesting and relief from any statutory disqualification. Without admitting or denying the allegations, Beitner consented to the described sanctions and to the entry of findings that he borrowed $20,000 from a public customer, contrary to the firm's written procedures.

Beitner's suspension began May 16, 2005, and concluded at the close of business May 27, 2005. (NASD Case #C9A050018)

Francios Belizaire (CRD #4495421, Associated Person, Irvington, New Jersey) was barred from association with any NASD member in any capacity. The sanction was based on findings that Belizaire falsified an authorization agreement for automatic deposits for public customers without the customers' knowledge, authorization, or consent. NASD found that Belizaire failed to respond to NASD requests for documents and information. (NASD Case #C10040110)

Michael Franklin Bestine (CRD #1879401, Registered Representative, Point Pleasant, New Jersey) submitted a letter of Acceptance, Wavier, and Consent in which he was fined $5,000 and suspended from association with any NASD member in any capacity for six months. The fine must be paid before he reassociates with any NASD member following the suspension or before requesting relief from any statutory disqualification. Without admitting or denying the allegations Bestine consented to the described sanctions and to the entry of findings that he settled a complaint with a public customer without the approval or authority of his member firm.

Bestine's suspension began May 16, 2005, and will conclude at the close of business November 15, 2005. (NASD Case # C9B050023)

Roger James Blundell (CRD #2228388, Registered Principal, Boxfond, Massachusetts) submitted a Letter of Acceptance, Waiver, and Consent in which he was fined $7,500 and suspended from association with any NASD member in any principal or supervisory capacity for 30 days. The fine must be paid before Blundell reassociates with any NASD member following the suspension or before requesting relief from any statutory disqualification. Without admitting or denying the allegations, Blundell consented to the described sanctions and to the entry of findings that he failed to take appropriate action to supervise registered representatives of his member firm to prevent their violations and achieve compliance with applicable securities laws, regulations, and NASD rules.

Blundell's suspension began June 6, 2005, and will conclude at the close of business July 5, 2005. (NASD Case #C11050009)

Elizabeth Susanne Brasler (CRD #4285019, Registered Representative, Santa Barbara, California) submitted a letter of Acceptance, Wavier and Consent in which she was fined $5,000, suspended from association with any NASD member in any capacity for two months, and ordered to pay $112,018 in restitution to a public customer. Without admitting or denying the allegations, Brasler consented to the described sanctions and to the entry of findings that she recommended that a public customer invest in certain high-risk municipal bonds without having reasonable grounds for believing that it was suitable for the customer in light of the facts disclosed by the customer concerning her financial status, investment objectives, and risk tolerance.

Brasler's suspension began June 6, 2005, and will conclude August 5, 2005. (NASD Case #C02050033)

Thomas James Burke (CRD #4582502, Registered Representative, Worcester, Massachusetts) submitted a Letter of Acceptance, Waiver, and Consent in which he was barred from association with any NASD member in any capacity. The sanctions were based on findings that Burke forged the signatures of public customers on insurance and/or investment-related documents. The findings also stated that Burke submitted a falsified marketing expense report to his member firm. (NASD Case #C9B050030)

Kevin John Cerruti (CRD #1094911, Registered Principal, North Long Branch, New Jersey) submitted a letter of Acceptance, Wavier and Consent in which he was fined $10,000 and barred from association with any NASD member in any principal or supervisory capacity. The fine must be paid immediately upon reassociation with any NASD member or prior to requesting relief from any statutory disqualification. Without admitting or denying the allegations, Cerruti consented to the described sanctions and to the entry of findings that he failed to supervise registered representatives and associated persons with a view to preventing violations of NASD's rules and federal securities laws. (NASD Case #CLI050008)

John Sheldon Cotton (CRD #1835778, Registered Principal, Louisville, Kentucky) submitted a Letter of Acceptance, Waiver and Consent in which he was barred from association with any NASD member in any capacity. Without admitting or denying the allegations, Cotton consented to the described sanction and to the entry of findings that he engaged in a "ponzi-type" scheme involving funds totaling $2,565,725. The findings stated that Cotton represented to public customers that the funds would be used to purchase securities from a private individual at a discounted price and then sold at the market price for an immediate profit. The findings also stated that Cotton did not purchase the securities and arranged for funds received from new investors to be wired directly to accounts of prior investors, purportedly representing investment profits without the knowledge or involvement of either of his member firms. NASD found that Cotton caused $30,800 to be deposited into the securities account of public customers for the purpose of compensating them for trading losses in their accounts without the knowledge of his member firm. In addition, NASD determined that he created and sent a customer an account statement incorrectly reflecting an overstated value in the customer's securities account. (NASD Case #C05040090)

Robert Payne Crider (CRD #3237093, Registered Representative, San Antonio, Texas) submitted an Offer of Settlement in which he was fined $15,000 and suspended from association with any NASD member in any capacity for one year. The fine must be paid before Crider reassociates with any NASD member following the suspension or before requesting relief from any statutory disqualification. Without admitting or denying the allegations, Crider consented to the described sanctions and to the entry of findings that he recommended and effected securities transactions in the account of a public customer without having a reasonable basis for believing the transactions were suitable based upon customer's investment objectives, financial situation, and needs.

Crider's suspension began May 16, 2005, and will conclude at the close of business May 15, 2006. (NASD Case #C06050003)

Dan Robert Del Fium (CRD #4173034, Registered Representative, Las Flores, California) submitted a letter of Acceptance, Wavier and Consent in which he was barred from association with any NASD member in any capacity. Without admitting or denying the allegations, Del Fium consented to the described sanction and to the entry of findings that he signed the names of public customers on an authorization form without the customers' knowledge or consent. (NASD Case #C02050032)

David Leo Dennis (CRD #2451340, Registered Representative, Austin, Texas) was barred from association with any NASD member in any capacity. The sanction was based on the findings that he participated in private securities transactions without providing prior written notice to his member firm. The findings also stated that Dennis failed to respond to NASD requests for information. (NASD Case #C05040076)

Mark Joseph Deves (CRD #1977959, Registered Principal, Colorado Springs, Colorado) was fined $18,541, which includes disgorgement of $8,541 in commissions received, and suspended from association with any NASD member in any capacity for one year. The sanctions were based on the findings that Deves engaged in outside business activities for compensation without prior written notification to his member firm.

Deves' suspension began May 2, 2005, and will conclude May 1, 2006. (NASD Case #C3A040043)

Harold Philip Donnerstag (CRD #2691932, Registered Representative, Matawan, New Jersey) was barred from association with any NASD member in any capacity. The sanction was based on findings that Donnerstag failed to respond to NASD requests for information. The findings also stated the he entered into a settlement agreement with a public customer without his member firm's knowledge or approval. (NASD Case #C9B040103)

Victor Anthony Duque (CRD #2177517, Registered Representative, Westbury, New York) submitted a Letter of Acceptance, Waiver, and Consent in which he was barred from association with any NASD member in any capacity. The sanctions were based on findings that, in an attempt to settle a complaint by a public customer, Duque proposed settlement terms, and made settlement payments, to the customer without obtaining written authorization from his member firm. The findings also stated that Duque failed to respond to NASD requests for an on-the-record interview. (NASD Case #CLI050010)

James Anthony Dvorznak (CRD #2874901, Registered Representatives, Bethpage, New York) was barred from association with any NASD member in any capacity. The sanction was based on the findings that he effected unauthorized transactions in public customers' accounts. The findings also stated that Dvorznak failed to appear and provide requested testimony. (NASD Case #C07040097)

Michael Blaise Doherty (CRD #1325333, Registered Principal, Bayside, New York) was fined $5,000 and suspended from association with any NASD member in any supervisory capacity for 10 business days. The sanctions were based on the findings that Doherty failed to take appropriate action to supervise a registered representative.

Doherty's suspension began May 2, 2005, and concluded at the close of business May 13, 2005. (NASD Case #C9B040036)

Robert William English (CRD #1110587, Registered Principal, Butte, Montana) submitted a Letter of Acceptance, Waiver, and Consent in which he was fined $15,000 and barred from association with any NASD member in any principal capacity. Without admitting or denying the allegations, English consented to the described sanctions and to the entry of findings that he failed to supervise a registered representative. (NASD Case #C3B050009)

Thomas Ray Femister (CRD #2783803, Registered Representative, Washington, District of Columbia) submitted a Letter of Acceptance, Waiver, and Consent in which he was barred from association with any NASD member in any capacity. The sanction was based on findings that Femister converted funds of a public customer for his own use and benefit without the knowledge or authorization of the customer. The findings also stated that Femister failed to respond to NASD requests for documents and information. (NASD Case #C9A050019)

Marc Aaron Frazier (CRD #2467261, Registered Representative, Centerville, Utah) submitted a Letter of Acceptance, Waiver, and Consent in which he was barred from association with any NASD member in any capacity. Without admitting or denying the allegations, Frazier consented to the described sanction and to the entry of findings that he affixed, or caused to be affixed, the signature of a public customer to mutual fund letters of acknowledgment without the customer's authorization, knowledge, or consent. (NASD Case #C3B050010)

Mark Furmato (CRD #1823640, Registered Representative, Brielle, New Jersey) submitted a letter of Acceptance, Wavier and Consent in which he was barred from association with any NASD member in any capacity. Without admitting or denying the allegations, Furmato consented to the described sanction and to the entry of findings that he improperly transferred profits from one account to another account to receive greater compensation. (NASD Case #C9B050029)

Carol Anne Garrett (CRD #1988572, Registered Principal, Huntington, Connecticut) submitted a Letter of Acceptance, Waiver, and Consent in which she was barred from association with any NASD member in any capacity. Without admitting or denying the allegations, Garrett consented to the described sanction and to the entry of findings that she misappropriated $76,728.51 in customer funds and her firm's payroll funds without the customer and firm's authorization or consent. The findings stated that Garrett failed to appear for an NASD on-the-record interview. (NASD Case #C11050007)

Thomas Kennedy Gifford (CRD #2370665, Registered Representative, Wyckoff, New Jersey) submitted a letter of Acceptance, Wavier and Consent in which he was barred from association with any NASD member in any capacity. Without admitting or denying the allegations, Gifford consented to the described sanction and to the entry of findings that he effected transactions in the account of public customers without the customers' consent or authority. (NASD Case #C9B050027)

Irene Weiner Goldberg (CRD #1282174, Registered Representative, East Norwich, New York) and Mitchell Louis Goldberg (CRD #1386682, Registered Principal, Syosset, New York) submitted a Letter of Acceptance, Waiver, and Consent in which each respondent was barred from association with any NASD member in any capacity. The sanctions were based on findings they engaged in a pattern of trading activity in a public customer's account that was excessive in light of the customer's objectives, financial situation, and needs. (NASD Case #CLI050011)

Ernest Alexander Harris (CRD #714335, Registered Representative, Los Angeles, California) submitted a letter of Acceptance, Wavier and Consent in which he was fined $7,000, including disgorgement of $2,000, and suspended from association with any NASD member in any capacity for 15 business days. Without admitting or denying the allegations, Harris consented to the described sanctions and to the entry of findings that he engaged in outside business activity, for compensation, without prior written notification to, or written approval from his member firm.

Harris' suspension began June 6, 2005, and will conclude at the close of business June 24, 2005. (NASD Case #C02050031)

Darren L. Heyman (CRD #4372849, Registered Representative, Willemstad, Curacao) submitted a Letter of Acceptance, Waiver, and Consent in which he was suspended from association with any NASD member in any capacity for four months. In light of the financial status of Heyman, no monetary sanctions have been imposed. Without admitting or denying the allegations, Heyman consented to the described sanction and to the entry of findings that he knowingly and intentionally engaged in a course of conduct where he was able, on behalf of his member firm's proprietary account, to sell (buy) shares of securities at prices that were higher/lower than he would otherwise have been able to obtain, but for his entry and execution of the one-share orders.

Heyman' s suspension began May 16, 2005, and will conclude at close of business September 15, 2005. (NASD Case #CLG050054)

Wesley Matthew Hiles (CRD #4368679, Registered Representative, Tamaqua, Pennsylvania) submitted a Letter of Acceptance, Waiver, and Consent in which he was barred from association with any NASD member in any capacity. Without admitting or denying the allegations, Begale consented to the described sanction and to the entry of findings that he solicited public customers to purchase a variable annuity or other securities products, received instructions or authorization from the customers to invest the funds on their behalf in conformance with the solicitation, and thereafter misappropriated $270,000 of the customers' funds for his own use and benefit. (NASD Case #C9A050021)

Steven Joseph Iannini (CRD #2141254, Registered Representative, Mechanicsville, Virginia) submitted a Letter of Acceptance, Waiver, and Consent in which he was fined $40,000 and suspended from associating with any member firm in all capacities for six months. The fine must be paid before Iannini reassociates with any NASD member following the suspension or before requesting any relief from any statutory disqualification. Without admitting or denying the allegations, Iannini consented to the described sanctions and to the entry of findings that he facilitated the ability of a public customer of his member firm to avoid attempts to limit market-timing trading, thereby enabling the customer to continue market timing through sub-accounts of variable annuities. The findings also stated that through Iannini, the customer purchased annuities from two insurance companies for hedge funds and funds of funds it managed. NASD found that the customer systematically market timed sub-accounts of the variable annuities it purchased. NASD also found that with the assistance of Iannini, the customer was able to avoid restrictions by opening new contracts using purportedly different hedge funds, naming different annuitants, and purchasing smaller contracts.

Iannini's suspension began June 6, 2005, and will conclude at the close of business December 5, 2005. (NASD Case #CE4050004)

Roger Angelo Kapsalis (CRD #2159293, Registered Representative, Brooklyn, New York) submitted a letter of Acceptance, Wavier, and Consent in which he was fined $10,000 and suspended from association with any NASD member in any capacity for nine months. The fine must be paid before Kapsalis reassociates with any NASD member following the suspension or before requesting relief from any statutory disqualification. Without admitting or denying the allegations, Kapsalis consented to the described sanctions and to the entry of findings that he willfully failed to disclose material facts on his Form U4. The findings also stated that he effected securities transactions away from his member firm and failed to provide written notification to his member firm.

Kapsalis' suspension began May 16, 2005, and will conclude at the close of business February 15, 2006. (NASD Case #C10050018)

Kevin Owen Kelley (CRD #1183995, Registered Principal, Norwalk, Connecticut) submitted a Letter of Acceptance, Waiver, and Consent in which he was barred from association with any NASD member in any capacity. The sanction was based on the findings that Kelley engaged in outside business activities without providing prompt written notice to his member firm. The findings also stated that Kelley failed to appear for an NASD on-the-record interview. (NASD Case #C11050012)

Scott Ronald Kemmerling (CRD #2105289, Registered Representative, Rochester Hills, Michigan) submitted a Letter of Acceptance, Waiver, and Consent in which he was fined $10,000 and suspended from association with any NASD member in any capacity for three months. The fine shall be due and payable either immediately upon reassociation with a member firm following the three-month suspension, or prior to any application requesting relief from any statutory disqualification. Without admitting or denying the allegations, Kemmerling consented to the described sanctions and to the entry of findings that he failed and neglected to provide prompt, written notice to his member firm of his outside business activities.

Kemmerling's suspension began May 16, 2005, and will conclude at the close of business August 15, 2005. (NASD Case #C8A050025)

Thomas Francis Kennedy, Jr. (CRD #1230523, Registered Supervisor, Babylon, New York) submitted a letter of Acceptance, Wavier, and Consent in which he was fined $5,000 and suspended from association with any NASD member in any capacity for five business days. The fine must be paid before Kennedy reassociates with any NASD member following the suspension or before requesting relief from statutory disqualification. Without admitting or denying the allegations, Kennedy consented to the described sanctions and to the entry of findings that he failed to adequately supervise a registered representative.

Kennedy's suspension began May 16, 2005, and will conclude at the close of business May 20, 2005. (NASD Case #C10050022)

Shawn Allen Linneborn (CRD #3023329, Registered Representative, Depew, New York) submitted a Letter of Acceptance, Waiver, and Consent in which he was barred from association with any NASD member in any capacity. Without admitting or denying the allegations, Linneborn consented to the described sanction and to the entry of findings that he converted $14,000, and attempted to convert an additional $17,409.97, of a public customer's funds. The findings also stated that Linneborn failed to respond to NASD requests for information. (NASD Case #C9B050024)

Yuan Lung Liu (CRD #2595053, Registered Principal, Diamond Bar, California) submitted a letter of Acceptance, Wavier, and Consent in which he was fined $10,000 and suspended from association with any NASD member in any capacity for six months. The fine must be paid before Liu reassociates with any NASD member following the suspension or before requesting relief from any statutory disqualification. Without admitting or denying the allegations, Liu consented to the described sanctions and to the entry of findings that he engaged in outside business activities for compensation without providing written notice to his member firm.

Liu's suspension began May 16, 2005, and will conclude at the close of business November 15, 2005. (NASD Case #C02050030)

Scott Kenneth Lyons (CRD #2377884, Registered Representative, Portsmouth, Rhode Island) submitted a letter of Acceptance, Wavier, and Consent in which he was barred from association with any NASD member in any capacity. Without admitting or denying the allegations, Lyons consented to the described sanction and to the entry of findings that he converted $20,000 of a public customer's funds. (NASD Case #C9B050028)

Georgios Manou (CRD #4240321, Registered Representative, Rochester, New York) submitted a letter of Acceptance, Wavier, and Consent in which he was fined $15,000 and suspended from association with any NASD member in any capacity for 45 days. Without admitting or denying the allegations, Manou consented to the described sanctions and to the entry of findings that he falsified a public customer's account records.

Manou's suspension will begin July 1, 2005, and will conclude at the close of business August 14, 2005 (NASD Case #C9B050025)

James J. Mariani (CRD #2932631, Registered Representative, Hauppauge, New York) submitted a letter of Acceptance, Wavier, and Consent in which he was fined $15,000, including $5,000 in disgorgement, and suspended from association with any NASD member in any capacity for 30 business days. The fine must be paid before Mariani reassociates with any NASD member following the suspension or before requesting relief from any statutory disqualification. Without admitting or denying the allegations, Mariani consented to the described sanctions and to the entry of findings that he recommended and effected securities transactions in the account of a public customer without having reasonable grounds for believing that these recommendations and transactions on margin were suitable for the customer based on her financial situation, investment objectives, and needs.

Mariani's suspension began June 6, 2005, and will conclude at the close of business July 18, 2005. (NASD Case #C10050025)

Dennis Leslie Marlow (CRD #600767, Registered Representative, Monument, Colorado) submitted an Offer of Settlement in which he was barred from association with any NASD member in any capacity. Without admitting or denying the allegations, Marlow consented to the described sanction and to the entry of findings that he created and distributed sales literature and advertisements without prior written approval from his member firm that omitted material facts and was misleading. (NASD Case #CAF040071)

James Clifford McClure (CRD #2073666, Registered Representative, South Charleston, West Virginia) submitted a Letter of Acceptance, Waiver, and Consent in which he was fined $5,000 and suspended from association with any NASD member in any capacity for 15 business days. Without admitting or denying the allegations, McClure consented to the described sanctions and to the entry of findings that he offered to share in losses in a public customer's securities account.

McClure's suspension began May 16, 2005, and concluded at the close of business June 3, 2005. (NASD Case #C9A050020)

Alexander Stuart Mundin (CRD #2709187, Registered Representative, Richmond, Virginia) and Gregory Douglas Suskind (CRD #3056711, Registered Representative, Richmond, Virginia) submitted a Letter of Acceptance, Waiver, and Consent in which Mundin was fined $5,000, including disgorgement of $3,277.72 in unlawful profits, and suspended from association with any NASD member in any capacity for five months; and Suskind was fined $5,000 and suspended from association with any NASD member in any capacity for 30 days. Without admitting or denying the allegations, Mundin and Suskind consented to the described sanctions and to the entry of findings that they facilitated the ability of a client of their member firm to avoid attempts to limit its market-timing trading, thereby enabling the client to continue market timing through sub-accounts of variable annuities. The findings also stated that through Mundin and Suskind, the customer purchased annuities from two insurance companies for hedge funds and funds of funds it managed and systematically market timed sub-accounts of the variable annuities it purchased. NASD also found that with the assistance of Mundin and Suskind, the client was able to avoid restrictions by opening new contracts using purportedly different hedge funds, naming different annuitants, and purchasing smaller contracts.

Mundin's suspension will begin June 20, 2005, and will conclude November 19, 2005. Suskind's suspension began June 6, 2005, and will conclude at the close of business July 5, 2005. (NASD Case #CE4050003)

Gloria Rene Osorio (CRD #4520109, Registered Representative, Joliet, Illinois) submitted a Letter of Acceptance, Waiver, and Consent in which she was barred from association with any NASD member in any capacity. Without admitting or denying the allegations, Osorio consented to the described sanction and to the entry of findings that she failed to respond to NASD requests for documents and information. (NASD Case #C8A050031)

Frank Anthony Passarella (CRD #2689136, Registered Representative, Mineola, New York) submitted an Offer of Settlement in which he was barred from association with any NASD member in any capacity. Without admitting or denying the allegations, Passarella consented to the described sanction and to the entry of findings that he directly or indirectly, by the use of the means or instrumentalities of interstate commerce or of the mails, knowingly or recklessly used or employed, in connection with the purchase or sale of securities, manipulative or deceptive devices or contrivances; and knowingly or recklessly effected transactions in, or induced the purchase or sale of, securities by means of manipulative, deceptive, or other fraudulent devices or contrivances. The findings also included that Passarella recommended transactions in securities without having reasonable grounds for believing such transactions were suitable in light of the size and frequency of the transactions, the nature of the account, and the customer's financial situation and needs. In addition, NASD found that Passarella effected transactions in the accounts of public customers without their prior knowledge, authorization, or consent. (NASD Case #C9B040106)

Kelly P. Paterno (CRD #2355542, Associated Person, Deerfield Beach, Florida) submitted an Offer of Settlement in which he was fined $5,000 and suspended from association with any NASD member in any capacity for two years. The fine must be paid before Paterno reassociates with any NASD member following the suspension or before requesting relief from statutory disqualification. Without admitting or denying the allegations, Paterno consented to the described sanction and to the entry of findings that he engaged in fraudulent and deceptive devices and contrivances involving trading in stocks through the use of instrumentalities of interstate commerce, the mails, or a facility of any national securities exchange. The findings state that Paterno, acting through his member firm, failed to act with reasonable diligence to ascertain the best inter-dealer market for the subject securities and failed to act diligently to ensure that the prices paid by the customers were as favorable as possible under the prevailing market conditions at the time. In addition, NASD found that that Paterno has never been registered with NASD in any capacity, but functioned as an equity trader for the firm by entering and reporting trades on behalf of the firm, determining when and how to execute trades, directing trades to market makers or the firm's clearing firm, and conducting proprietary trades for the firm. The findings also included that the firm, acting through Paterno, failed to make and preserve order tickets for the transactions as required by Rules 17a-3 and 17a-4.

Paterno's suspension began May 16, 2005, and will conclude May 15, 2007. (NASD Case #C05040054)

Mitchell John Pizzirusso (CRD #1093406, Registered Representative, Newark, New Jersey) submitted a letter of Acceptance, Wavier, and Consent in which he was fined $10,000 and suspended from association with any NASD member in any capacity for 15 business days. Without admitting or denying the allegations, Pizzirusso consented to the described sanctions and to the entry of findings that he entered into an agreement with a registered representative in order to circumvent securities licensing requirements. The findings stated that Pizzirusso falsified a public customer's account records so that he appeared as the registered representative of record.

Pizzirusso's suspension will begin July 1, 2005, and will conclude at the close of business July 22, 2005. (NASD Case #C9B050026)

Teron Jamal Porter (CRD #4779422, Associated Person, Missouri City, Texas) submitted a Letter of Acceptance, Waiver, and Consent in which he was fined $10,000 and suspended from association with any NASD member in any capacity for 18 months. The fine must be paid before Porter reassociates with any NASD member following the suspension or before requesting relief from any statutory disqualification. Without admitting or denying the allegations, Porter consented to the described sanctions and to the entry of findings that he willfully failed to disclose a material fact on his Form U4. The findings also stated that Porter failed to timely respond to NASD requests for information.

Porter's suspension began May 16, 2005, and will conclude at the close of business November 15, 2006. (NASD Case #C05050013)

David Alan Roth (CRD #2456284, Registered Representative, Newport Beach, California) submitted a letter of Acceptance, Wavier, and Consent in which he was fined $5,000 and suspended from association with any NASD member in any capacity for three months. The fine must be paid before Roth reassociates with any NASD member following the suspension or before requesting relief from statutory disqualification. Without admitting or denying the allegations, Roth consented to the described sanctions and to the entry of findings that he participated in private securities transactions for which he expected to receive compensation, but did not receive prior written approval from his member firm.

Roth's suspension began June 6, 2005 and will conclude September 5, 2005. (NASD Case #C02050028)

James Joseph Rovezzi (CRD #1341098, Registered Representative, Boynton Beach, Florida) was barred from association with any NASD member in any capacity. The sanction was based on findings that Rovezzi engaged in outside business activities without providing prompt written notice to his member firm. The findings also included that Rovezzi provided a written response to his member firm in which he falsely represented that he had not engaged in the outside business activities. (NASD Case #C07040088)

Patrick James Sahli (CRD #1019843, Registered Representative, Taft, California) submitted a letter of Acceptance, Wavier, and Consent in which he was barred from association with any NASD member in any capacity and must pay restitution to public customers and to his member firm before requesting relief from any statutory disqualification. Without admitting or denying the allegations, Sahli consented to the described sanctions and to the entry of findings that he engaged in a scheme to convert funds, and converted customer funds for his own use and benefit without the customers' knowledge, authorization, or consent. (NASD Case #C02050034)

Scott Thomas Schaul (CRD #2200484, Registered Principal, Norwood, Massachusetts) submitted a Letter of Acceptance, Waiver, and Consent in which he was fined $5,000 and suspended from association with any NASD member in any capacity for three months. The fine must be paid before Schaul reassociates with any NASD member following the suspension or before requesting relief from any statutory disqualification. Without admitting or denying the allegations, Schaul consented to the described sanctions and to the entry of findings that he signed a public customer's name on a variable annuity contract application and on a letter authorizing the liquidation of the customer's mutual fund.

Schaul's suspension began May 16, 2005, and will conclude at the close of business August 15, 2005. (NASD Case #C11050011)

Norair Allain Seferian (CRD #2674569, Registered Representative, Smithtown, New York) submitted a Letter of Acceptance, Waiver, and Consent in which he was fined $2,500, and suspended from association with any NASD member in any capacity for 30 business days. Without admitting or denying the allegations, Seferian consented to the described sanctions and to the entry of findings that he failed to disclose a material fact on his Form U4.

Seferian's suspension began June 6, 2005, and will conclude at the close of business July 18, 2005. (NASD Case #CLI050006)

Jeffrey Lynn Smith (CRD #4783827, Associated Person, Clint, Texas) submitted a letter of Acceptance, Wavier, and Consent in which he was barred from association with any NASD member in any capacity. Without admitting or denying the allegations, Smith consented to the described sanction and to the entry of findings that he misappropriated $28,000 in insurance premium payments received from public customers without the customers' knowledge, authorization, or consent. (NASD Case #C06050005)

Keith Everett Stahl (CRD #4826984, Registered Representative, Houston, Texas) submitted a letter of Acceptance, Wavier, and Consent in which he was barred from association with any NASD member in any capacity. Without admitting or denying the allegations, Stahl consented to the described sanction and to the entry of findings that he willfully failed to disclose material facts on his Form U4. (NASD Case #C05050018)

Vernon Grant Stewart (CRD #1319855, Registered Representative, Indianapolis, Indiana) submitted an Offer of Settlement in which he was fined $2,500 and suspended from association with any NASD member in any capacity for two months. Without admitting or denying the allegations, Stewart consented to the described sanctions and to the entry of findings that he willfully failed to disclose a material fact on his Form U4.

Stewart's suspension began June 6, 2005, and will conclude August 5, 2005. (NASD Case #C8A050001)

Andrew Barrett Vaughey (CRD #2453108, Registered Representative, Seattle, Washington) submitted an Offer of Settlement in which he was fined $10,000 and suspended from association with any NASD member in any capacity for two years. The fine must be paid before Vaughey reassociates with any NASD member following the suspension or before requesting relief from any statutory disqualification. Without admitting or denying the allegations, Vaughey consented to the described sanctions and to the entry of findings that, by the use of instrumentalities of interstate commerce or the mails, he intentionally or recklessly employed devices to defraud public customers and their registered representative by making untrue statements of material facts and/or omitting to state material facts necessary to make the statements made by him, in light of the circumstances in which they were made, not misleading.

Vaughey's suspension began May 16, 2005, and will conclude at the close of business May 15, 2007. (NASD Case #C3B050004)

Michael Lawrence Walters (CRD #1674530, Registered Representative, Allen Park, Michigan) submitted a Letter of Acceptance, Waiver, and Consent in which he was barred from association with any NASD member in any capacity. Without admitting or denying the allegations, Walters consented to the described sanction and to the entry of findings that he prepared and submitted documents bearing the forged signatures of public customers that included authorizations to obtain payments for financial plans that were never provided and fees charged to customers' accounts without their knowledge or consent. The findings stated that Walters misused customer funds by using the documents bearing forged signatures to obtain payments and fees from accounts of customers at the firm for his own use or benefit and not the benefit of the customers. In addition, the findings stated that Walters failed to respond to an NASD request to appear to give on-the-record testimony. (NASD Case #C8A050035)

Kevin Mark Weaver (CRD #2845934, Registered Principal, Dallas, Texas) was barred from association with any NASD member in any capacity and ordered to pay $547,468, plus interest, in restitution to public customers. The sanction was based on findings that Weaver engaged in the fraudulent offer and sale of unregistered securities in the form of limited partnership interests through ostensibly separate offerings to public customers, and each offering was made pursuant to a private placement memorandum that contained numerous misrepresentations and omitted to state several material facts. NASD found that Weaver failed to respond to NASD requests to appear and provide on-the-record testimony. (NASD Case #C06040034)

Ryan-Li Juck Tan Wong (CRD #4298343, Registered Representative, Wahiawa, Hawaii) submitted a letter of Acceptance, Wavier, and Consent in which he was barred from association with any NASD member in any capacity. Without admitting or denying the allegations, Wong consented to the described sanction and to the entry of findings that he attempted to convert a public customer's funds to his own use and benefit by submitting a wire transfer from his member firm in an attempt to transfer $18,000 from the securities account of the customer to a bank account without the knowledge or consent of the customer. (NASD Case #C01050005)

Paul Zdzieblowski (CRD #3029905, Registered Representative, Sterling Heights, Michigan) was fined $5,000, and suspended from association with any NASD member in any capacity for one year. The NAC imposed the sanction following appeal of an OHO decision. The sanctions were based on findings that Zdzieblowski willfully failed to disclose a material fact on his Form U4.

Zdzieblowski's suspension will begin at opening of business July 5, 2005, and will conclude at the close of business July 5, 2006. (NASD Case #C8A030062)

Complaints Filed

NASD issued the following complaints. Issuance of a disciplinary complaint represents the initiation of a formal proceeding by NASD in which findings as to the allegations in the complaint have not been made, and does not represent a decision as to any of the allegations contained in the complaint. Because these complaints are unadjudicated, you may wish to contact the respondents before drawing any conclusions regarding the allegations in the complaint.

Jose Antonio Alba (CRD #4680317, Registered Representative, North Bergen, New Jersey) was named as a respondent in an NASD complaint alleging that he converted $5,160 in customer funds at his member firm. The complaint also alleges that Alba failed to respond to NASD requests for information. (NASD Case #C10050021)

Anthony Cipriano (CRD #2998665, Registered Representative, West Babylon, New York) and Anthony Rahama Whitter (CRD #2733252, Registered Representative, Mount Vernon, New York) were named in an NASD complaint alleging that they acted knowingly or recklessly in making baseless price predictions, misrepresentations, and omissions of material facts to public customers. (NASD Case #C07050029)

David Edward Cook (CRD #2503250, Registered Principal, Warren, Ohio) was named in an NASD complaint alleging that he affixed the signatures of public customers to Individual Retirement Account (IRA) distribution forms and submitted the forms to a clearing house to cover margin calls in the customers' accounts without the customers' knowledge or consent. The complaint also alleged that Cook caused distributions from public customers' IRAs to cover margin calls in the customers' accounts without the customers' knowledge or consent. The complaint further alleged that Cook submitted falsified IRA distribution forms to NASD, purportedly signed by public customers and falsely claiming that the customers authorized the distributions to cover margin calls. In addition, the complaint alleged that respondent Cook failed to respond to NASD requests for information. (NASD Case #C8A050030)

Timothy Bryan Dickey (CRD #2541369, Registered Principal, Durant, Oklahoma) was named in an NASD complaint alleging that he recommended and effected investment strategies to public customers and effected the strategies without having a reasonable basis for believing that the strategy was suitable for the customers given their financial needs and conditions. The complaint also alleged that Dickey participated in private securities transactions without first providing written notice to and obtaining approval from his member firm. The complaint further alleged that Dickey failed to respond to NASD requests for information. (NASD Case #C05050017)

Michael Wayne Gibson (CRD #1501602, Registered Principal, Sacramento, California) was named as a respondent in an NASD complaint alleging that he committed theft and embezzlement with respect to the property of an elderly and dependant adult. The complaint also alleges that Gibson failed to respond to NASD requests for documents and information. (NASD Case #C01050006)

James Brendan Hanley (CRD #1438024, Registered Representative, Malden, Massachusetts) was named in an NASD complaint alleging that he effected excessive and unsuitable transactions in the accounts of public customers without written authority from the customers or acceptance of the accounts as discretionary by his member firm. (NASD Case #C11050013)

Joseph Lee Karcagi (CRD #264316, General Securities Principal, Punta Gorda, Florida) was named in an NASD complaint alleging that he participated in private securities transactions without providing written notice to his member firm of his involvement in these transactions. The complaint also alleged that Karcagi failed to appear for testimony and failed to respond completely to NASD requests for documents and information. (NASD Case #C07050028)

Philip John Nociforo (CRD #1482682, Registered Representative, Sound Beach, New York) was named as a respondent in an NASD complaint alleging that, in connection with public customers' variable life insurance applications, he completed and submitted various forms indicating that the customers did not have other life insurance coverage and that they were not replacing existing life insurance coverage with the new policies, knowing that this information was false. The complaint also alleges that Nociforo received checks totaling $16,050.46 from public customers for the specific purpose of funding the customers' variable life insurance policies, deposited the checks into his personal bank account, obtained bank checks totaling $6,020.75 and forwarded the checks to his member firm as initial premium payments of customers' life insurance policies, thereby converting the remaining $10,029.71 for his own personal use and benefit without the customers' authorization, knowledge, or consent. (NASD Case #C10050027)

John Gregory Oppenheimer (CRD #3178207, Registered Representative, Raleigh, North Carolina) was named in an NASD complaint alleging that he effected, or caused to be effected, the liquidation of a public customer's mutual funds and the purchase of a variable annuity without the customer's authorization. The complaint also alleged that Oppenheimer forged, or caused to be forged, a public customer's signature on documents, including an annuity purchase application. The complaint further alleged that Oppenheimer failed to appear for testimony. (NASD Case #C07050031)

Kevin W. Parsells (CRD #4210163, Registered Representative, Merganville, New Jersey) was named in an NASD complaint alleging that he effected transactions on margin in the account of a public customer without the customer's prior knowledge, authorization, or consent. The complaint further alleged that Parsells failed to place a stop loss on a public customer's stocks, as requested by the customer. (NASD Case #CLI050007)

Jennifer Cochrane Prussack (CRD #4405629, Registered Representative, Garland, Texas) was named in an NASD complaint alleging that she made unauthorized withdrawals from the accounts of public customers and converted the funds for her own personal use and benefit without the knowledge, authorization, or consent of the customers. The complaint also alleged that respondent Prussack failed to respond to NASD requests for information. (NASD Case #C06050006)

Marylan Katherine Taylor (CRD #2263196, Registered Representative, Aurora, Ohio) was named in an NASD complaint alleging that she submitted a falsified certificate of completion of a continuing education course to the Kentucky Department of Insurance. The complaint also alleged that Taylor made herself the beneficiary of a public customer's annuity without the customer's consent or knowledge. The complaint further alleged that Taylor willfully failed to disclose material facts on a Form U4 and failed to respond truthfully to requests for information by the state of Kentucky. (NASD Case #C8A050027)

Robert Trevlin Stewart Jr. (CRD #1611243, Registered Principal, Richmond, Virginia) was named as a respondent in an NASD complaint alleging that he received a check totaling $165,000 from a public customer to be used to purchase an annuity, but he instead deposited the check into a bank account under his control and made withdrawals against that account, thereby misusing customer funds without the customer's knowledge, authorization, or consent. The complaint also alleges that Stewart failed to respond to an NASD request for information. (NASD Case #C3B050006)

Firm Expelled for Failing to Pay Fines and/or Costs in Accordance with NASD Rule 8320

The Camelot Group, Inc.
Ft. Lauderdale, Florida
(May 6, 2005)

Firms Suspended for Failure to Supply Financial Information

The following firms were suspended from membership in the NASD for failure to comply with formal written requests to submit financial information to the NASD. The action was based on the provisions of NASD Rule 9552. The date the suspension commenced is listed after the entry. If the firm has complied with the requests for information, the listing also includes the date the suspension concluded.

Blue Marble Financial, LLC
Irving, Texas
(February 1, 2005 to May 2, 2005)

BMS International Inc.
Berglangebach, Germany
(April 12, 2005 to May 16, 2005)

Mount Yale Securities, LLC
Denver, Colorado
(April 12, 2005 to May 20, 2005)

National Clearing Corp.
Sherman Oaks, California
(April 12, 2005 to May 2, 2005)

Individuals Suspended Pursuant to NASD Rule Series 9510 for Failure to Comply With an Arbitration Award or a Settlement Agreement

(The date the suspension began is listed after the entry. If the suspension has been lifted, the date follows the suspension date.)

Ball, Ronald Clark
Ft. Lauderdale, Florida
(May 6, 2005)

Burt, Reginald Darnell
Stafford, Texas
(April 28, 2005)

Clark, Salvatore
Deer Park, New York
(April 28, 2005 to May 4, 2005)

Connor, Brian Paul
Venice, Florida
(April 29, 2005)
Connor's suspension was lifted May 12, 2005.

Crihfield, Mark Keith
Germantown, Tennessee
(April 12, 2005 to May 5, 2005)

Driggers, Darren Alan
Spring, Texas
(April 18, 2005)

Elliott, Michael Scott
Sarasota, Florida
(May 6, 2005)

Fagan, Michael James Sr.
Ponchatoula, Louisiana
(May 6, 2005)

Hardesty, Clifford Allen
Austin, Texas
(April 28, 2005)

Jenak, Robert Brian
Boulder, Colorado
(May 3, 2005)

Rainner, Byron Sherrod
Plantation, Florida
(May 6, 2005)

Torrice, Jeffrey Peter
Grosse Point Woods, Michigan
(April 18, 2005)

Individuals Revoked for Failing to Pay Fines and/or Costs in Accordance with NASD Rule 8320

Greos, James W.
Scottsdale, Arizona
May 6, 2005)

Dudnik, Dennis A.
Brooklyn, New York
(May 6, 2005)

Scarso, Emanuele A.
Brooklyn, New York
(May 6, 2005)

Morgan Stanley to Pay $2.7 Million for IPO Lock-Up Violations

NASD Fines J.P. Morgan $150,000, Goldman Sachs $125,000 for Similar Violations

NASD ordered three firms—Morgan Stanley & Co, J.P. Morgan Securities, Inc., and Goldman, Sachs & Co.—to pay more than $2.9 million following sales of restricted securities in violation of lock-up agreements as required by NASD rules.

NASD censured the firms and ordered Morgan Stanley to pay a fine of $150,000 and disgorgement of more than $2.5 million in ill-gotten profits. J.P. Morgan was ordered to pay a fine $150,000 and Goldman Sachs was fined $125,000.

"NASD's rules that regulate the underwriting process, including lock-up requirements, ensure that the underwriting terms and arrangements are fair and reasonable," said NASD Vice Chairman Mary Schapiro. "Lock-up requirements may be imposed to bring underwriting compensation into compliance with NASD guidelines and to protect investors in IPOs from the potential for dilution and manipulation if underwriters were to sell large amounts of an IPO issuer's shares into the aftermarket. These firms' failure to have policies in place to ensure compliance with the rules and to minimize the opportunity for underwriters and related persons to realize a quick profit from the sale of pre-IPO shares hurt the integrity of the underwriting process and the confidence of investors."

Each of the firms, or entities or individuals affiliated with the firms, acquired the securities from issuers in private placements prior to each issuer's IPO. Each of the firms subsequently served as an underwriter of the issuer's IPO. Under NASD rules, certain of the private placement securities were deemed underwriting compensation and were restricted from sale for a period of one year from the date of the IPO. In addition, NASD rules provided that if a member firm agreed to restrict the sale of securities for an additional period of time—one or two years—additional discounts would be provided to the value assigned to the shares for purposes of determining underwriting compensation.

NASD's Corporate Financing Department, which reviews the terms of public offerings of securities underwritten by NASD members, determined that the underwriting compensation for certain of the offerings was excessive. As a result, in order to lower the amount of underwriting compensation for certain offerings so it would not be deemed excessive by NASD, Goldman Sachs represented to NASD in writing that relatives of employees would not sell certain securities for three years from the date of the IPO. J.P. Morgan represented to NASD in writing that its officers and affiliated companies would not sell certain securities for three years from the date of the IPO. J.P Morgan and Morgan Stanley also represented to NASD in writing, to obtain approval for other offerings, that affiliated entities would not sell certain securities for one year from the date of the offering. In addition, the registration statements for each of the offerings stated that the securities would not be sold for the specified periods. Despite the firms' representations and NASD rules, securities were sold prior to the expiration of the specified lock-up periods.

Entities affiliated with Morgan Stanley sold shares in two offerings—Breakaway Solutions, Inc., and AsiaInfo Holdings, Inc.—prior to the expiration of the one-year lock-up period. As a result of the sale of these securities prior to the expiration of the lock-up period, Morgan Stanley received additional net profits of over $2.5 million.

Five individuals related to employees of Goldman Sachs sold shares in one offering, PlanetRx.com, Inc., prior to the expiration of the lock-up periods.

NASD's action against J.P. Morgan was taken against the firm as successor-in-interest to Hambrecht & Quist. An entity affiliated with Hambrecht & Quist, and officers of the firm, sold shares in four offerings—PlanetRx.com, coolsavings.com, Inc., Net2Phone, Inc., and Liberate Technologies—prior to the expiration of the lock-up periods.

Each of the firms violated NASD rules by failing to take reasonable steps to ensure compliance with the representations made to NASD regarding restrictions on the sale of the securities. Each of the firms also failed to establish and maintain an adequate supervisory system to ensure that securities would not be sold prior to the expiration of the lock-up periods.

Each of the firms settled the actions without admitting or denying the allegations, but consented to the entry of NASD's findings.

NASD Charges 15 Firms with Directed Brokerage Violations, Imposes Fines Totaling More Than $34 Million

NASD imposed fines totaling more than $34 million on 15 broker-dealers in connection with the receipt of directed brokerage in exchange for preferential treatment for certain mutual fund companies.

These cases, part of NASD's efforts to eliminate conflicts of interest in the sale of mutual funds, focus on brokerage firms involved in selling mutual funds to retail investors, as well as one mutual fund distributor. All of the cases involve violations of NASD's Anti-Reciprocal Rule, which prohibits firms from favoring the sale of shares of particular mutual funds on the basis of brokerage commissions received by the firm. Among other things, a firm may not recommend specific funds to sales personnel or establish preferred lists of funds in exchange for directed brokerage.

NASD found that the 14 retail firms, most of which sold funds offered by hundreds of different mutual fund complexes, operated "preferred partner" or "shelf space" programs that provided certain benefits to a relatively small number of mutual fund complexes in return for directed brokerage. The benefits to mutual fund complexes of these quid pro quo arrangements included, in various cases, higher visibility on the firms' internal Web sites, increased access to the firms' sales forces, participation in "top producer" or training meetings, and promotion of their funds on a broader basis than was available for other funds.

"When recommending mutual fund investments, firms must act on the basis of the merits of the funds and the investment objectives of the customers and not because of other benefits the brokerage firm will receive," said NASD Vice Chairman Mary L. Schapiro. "NASD's prohibition on the receipt of directed brokerage is designed to eliminate these conflicts of interest."

The mutual fund complexes that participated in these programs paid extra fees for enhanced visibility. The additional fees were typically based on a combination of sales and/or assets under management by the brokerage firm. Some of the complexes participating in the preferred partner programs paid part or all of the revenue sharing fees by the use of directed brokerage—that is, by directing a portion of the trades in the portfolios they managed to the trading desks of the firms participating in the program.

For firms that did not have the capacity to provide trade execution, trades were sent to designated third parties, which then remitted a portion of the trading commissions to the retail firms, although they provided no services in connection with the trade. These commissions were sufficiently large to pay for the benefits received by the funds as well as the costs of trade execution.

The retail firms generally monitored the amount of directed brokerage received to ensure that the fund complexes were satisfying their revenue-sharing obligations. The use of directed brokerage allowed the fund complexes to use assets of the mutual funds instead of their own money to meet their revenue sharing obligations.

NASD also censured and fined one mutual fund distributor, AllianceBernstein Investment Research and Management, Inc. AllianceBernstein paid for some of its shelf space obligations by having its affiliated investment adviser direct portfolio transactions to or for the benefit of firms to which the distributor owed revenue sharing fees.

The 15 firms and their respective fines are as follows (firms noted with asterisks are wholly owned subsidiaries of AIG Advisor Group, Inc.):

Royal Alliance Associates, Inc.* $6,600,000	New York, NY
H.D. Vest Investment Services $4,015,000	Irving, TX
AllianceBernstein Investment Research and Management, Inc. $3,984,087	New York, NY
Linsco/Private Ledger Corp. $3,602,398	Boston, MA
Wells Fargo Investments, LLC $2,970,000	San Francisco, CA
SunAmerica Securities, Inc.* $2,500,000	Phoenix, AZ
FSC Securities Corp.* $2,400,000	Atlanta, GA
Securities America, Inc. $2,400,000	Omaha, NE
RBC Dain Rauscher, Inc. $1,700,000	Minneapolis, MN
McDonald Investments Inc. $1,500,000	Cleveland, OH
AXA Advisors, LLC $900,000	New York, NY
Sentra Securities Corporation* and Spelman & Co., Inc.* (joint fine) $780,000	Phoenix, AZ
Advantage Capital Corp.* $450,000	Atlanta, GA
Advest, Inc. $286,415	Hartford, CT

The fines imposed on eight of the firms—Royal Alliance Associates, SunAmerica Securities, FSC Securities Corp., Advantage Capital Corp., Sentra Securities Corp., Spelman & Co., RBC Dain Rauscher, and McDonald Investments—included charges relating to their failure to retain emails as required by the federal securities laws and NASD rules.

The fine imposed on H.D. Vest Investment Services included charges related to violations of NASD rules relating to non-cash compensation. H.D. Vest reimbursed brokers' expenses incurred in connection with certain firm training and educational conferences based, in part, on the brokers' sales of funds that participated in its preferred partner program, instead of giving equal weight to the sales of all mutual funds, as required by NASD rules.

H.D. Vest Investment Services, RBC Dain Rauscher, and McDonald Investments were also charged with violations of NASD's supervisory systems and procedures rule.

In settling these matters, the firms involved neither admitted nor denied the charges, but consented to the entry of NASD's findings.

NASD has brought five previous actions for similar violations, including a complaint that is still pending against American Fund Distributors and settlements with Quick & Reilly, Inc., Piper Jaffray & Co., Edward D. Jones & Co. L.P., and Morgan Stanley DW Inc.

Hedge Fund Manager Hilary Shane Barred, to Pay $1.45 Million to Settle NASD, SEC Fraud, and Insider Trading Charges Related to Purchase and Sale of Compudyne PIPE Shares

NASD Investigation into Other Individuals, Entities Continuing

NASD announced that Hilary L. Shane, a hedge fund manager formerly registered with First New York Securities, L.L.C. (FNY), has been permanently barred from associating with any NASD-registered firm and will pay more than $1.45 million to settle NASD and Securities and Exchange Commission (SEC) charges of fraud and insider trading. The charges arise from Shane's purchase and sale of shares in a PIPE transaction.

Sanctions imposed by NASD include the permanent bar and a $375,000 fine. Sanctions imposed by the SEC include a one-year suspension from associating with any investment adviser; an injunction from any further violations of securities law; disgorgement of more than $296,000 in ill-gotten profits from insider trading; disgorgement of more than $356,000 in ill-gotten profits from selling unregistered shares; an SEC civil penalty of $296,785; and prejudgment interest of more than $125,000.

"This case is part of NASD's ongoing commitment to dealing with abuses in the marketing and trading of PIPE shares," said NASD Vice Chairman Mary L. Schapiro. "These abuses are serious and warrant serious sanctions."

A PIPE (Private Investment in a Public Equity) is a private offering in which accredited investors agree to purchase restricted, unregistered securities of public companies. Only after the PIPE shares registration is approved by the SEC are investors free to sell them on the open market. PIPE shares can only be offered to "accredited" investors—investors with assets of $1 million or more.

NASD found that in September 2001, Maryland's Compudyne Corporation and its placement agent, Friedman, Billings, Ramsey & Co., Inc. (FBR), offered sophisticated investors—on a confidential basis—a PIPE deal proposing to sell 2.45 million shares of common stock, which raised more than $29 million. The restricted stock was offered at the below-market price of $12 per share. NASD found that Shane, after agreeing to buy the Compudyne PIPE shares, established a short position in the stock while in possession of material, non-public information and used the PIPE shares, once they were registered, to cover the short position. In addition, NASD found that Shane made false statements to obtain the right to acquire shares in the PIPE transaction and caused extensive violations of NASD's short sale rules by FNY.

On Oct. 8, 2001, Shane and FNY Millennium Partners, L.P., a hedge fund that she managed, obtained the right to buy 475,000 shares in the Compudyne PIPE. NASD found that Shane obtained the shares by falsely certifying in the purchase agreements that she and the hedge fund had no intention of distributing the shares.

The Compudyne PIPE deal was not announced to the public until 11:44 a.m. on Oct. 9, 2001. Between 8:30 a.m. and 11:44 a.m. that day, before the public announcement, Shane and the hedge fund sold short 122,900 shares of Compudyne, while she was in possession of material, non-public information about Compudyne.

By Oct. 29, 2001, when the SEC approved the registration statement that allowed sale of the PIPE shares, Shane had sold short 455,000 shares of Compudyne. When the PIPE shares were registered, Shane and the hedge fund obtained the PIPE shares at $12 per share and then used these newly registered shares to cover the short position at a profit.

In settling this matter with NASD, Shane neither admitted nor denied the charges, but consented to the entry of NASD's findings. In the SEC proceeding, Shane consented to the entry of a final judgment by the U.S. District Court and an SEC administrative order, without admitting or denying the allegations in the SEC's complaint.

NASD's investigation into other individuals and entities involved in the Compudyne PIPE is continuing.

SunTrust Capital Markets Fined $100,000 for Failing to Register Research Analysts under New Rules

SunTrust's 48 Analysts Issued More Than 600 Reports without Taking Qualifying Exams.

NASD censured and fined SunTrust Capital Markets, Inc.—the Atlanta, GA-based bank-affiliated broker-dealer and investment bank—$100,000 for failing to register its 48 research analysts under new NASD rules that took effect last year. This is the first NASD enforcement action involving the new registration requirements.

As of March 30, 2004, NASD rules require research analysts to be registered with NASD after passing new research analyst examinations. Persons who were already functioning as research analysts were granted a one-year grace period for meeting the new registration requirements, provided their firm applied for the research analyst registration by May 31, 2004—60 days following the effective date of the new requirement.

NASD found that SunTrust failed to apply for the research analyst designation for its 48 analysts by the May 31 deadline. As a result, the one-year grace period for passing the research analyst qualification examinations was not available to SunTrust's analysts. Nevertheless, during the period from June 1, 2004 to July 30, 2004, SunTrust's analysts continued to perform and publish research without taking and passing the research analyst qualification examinations.

NASD found that from June 1, 2004 through July 21, 2004, when SunTrust discovered its failure to submit the registration applications, SunTrust issued 438 research reports and/or updates. SunTrust issued another 202 research reports and/or updates between July 21, 2004 and July 30, 2004 after SunTrust realized that its research analysts had not been properly registered, and while it was seeking an extension of the filing deadline. Only on July 30, 2004, after its request for an exemption from the rule requirements was denied, did SunTrust cease issuing research reports.

"NASD's new analyst registration requirements are designed to protect investors, by helping to ensure that analysts are qualified to offer research opinions and understand their obligations under NASD rules," said NASD Vice Chairman Mary L. Schapiro.

By September 2004, 15 of SunTrust's analysts had qualified through examination. The remaining analysts were qualified by October 2004.

In settling this matter, SunTrust neither admitted nor denied the charges, but consented to the entry of NASD's findings.

11/11/05 PR Newswire 22:14:00

PR Newswire

November 11, 2005

Milberg Weiss Announces the Filing of a Class Action Suit Against **Wells Fargo** & Company and Certain of Its Affiliates on Behalf of Purchasers of Certain Funds

NEW YORK, Nov. 11 NEW YORK, Nov. 11 /PRNewswire/ -- The law firm of Milberg Weiss Bershad & Schulman LLP ("Milberg Weiss") announces that a class action lawsuit was filed on November 4, 2005 against **Wells Fargo** & Company (NYSE: WFC), and certain of its affiliates, on behalf of all persons who purchased from **Wells Fargo** Investments, LLC (" **Wells Fargo** Investments") or H.D. Vest Investment Services, LLC ("H.D. Vest") one or more of the **Wells Fargo** proprietary funds (" **Wells Fargo** Funds," as defined below) or non-proprietary funds participating in the **Revenue Sharing** Program (the " **Wells Fargo** Preferred Funds" and "H.D. Vest Preferred Funds," as defined below), from June 30, 2000 through June 8, 2005, inclusive (the "Class Period"), seeking to pursue remedies under the Securities Act of 1993 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and state law.

If you purchased any of the **Wells Fargo** Funds, or **Wells Fargo** or H.D. Vest Preferred Funds, through a **Wells Fargo** Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class member's claim is typical of the claims of other class members, and that the class member will adequately represent the class. Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Milberg Weiss or other counsel of your choice to serve as your counsel in this action.

The action is pending in the United States District Court for the Northern District of California against defendant **Wells Fargo** and its affiliated entities. A copy of the complaint filed in this action is retrievable from the Court using the case number C-05-4518WHA, or can be viewed on Milberg Weiss's website at: http://www.milbergweiss.com .

The "**Wells Fargo** Preferred Funds" includes mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors , LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and **Wells Fargo** Mutual Funds.

The "H.D. Vest Preferred Funds" includes mutual funds in the following families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, **Wells Fargo** Funds, American Funds, and Franklin Templeton Investments.

The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push **Wells Fargo** Investments and H.D. Vest sales personnel to steer clients into purchasing certain **Wells Fargo** Funds and **Wells Fargo** and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to **Wells Fargo** and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. **Wells Fargo** Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.

The action also includes a subclass of persons who held any shares of **Wells Fargo** Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of **Wells Fargo**, **Wells Fargo** Funds Management, created further undisclosed material conflicts of interest by entering into **revenue sharing** agreements with brokers at **Wells Fargo** Investments and H.D. Vest to push investors into **Wells Fargo** Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.

The action includes a second subclass of persons who purchased a **Wells Fargo** Financial Plan that held **Wells Fargo** Funds. The **Wells Fargo** Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.

Milberg Weiss (http://www.milbergweiss.com) is a law firm with over 100 lawyers with offices in New York City, Los Angeles, Boca Raton, Delaware, and Washington, D.C. and is active in major litigations pending in federal and state courts throughout the United States. Milberg Weiss has taken a leading role in many important actions on behalf of defrauded investors, consumers, and others for nearly 40 years. Please contact the Milberg Weiss website for more information about the firm. If you wish to discuss this action with us, or have any questions concerning this notice or your rights and interests with regard to the case, please contact the following attorneys:

Steven G. Schulman One Pennsylvania Plaza, 49th fl. New York, NY, 10119-0165 Phone number: (800) 320-5081 Email: sfeerick@milbergweiss.com Website: http://www.milbergweiss.com

SOURCE Milberg Weiss Bershad & Schulman LLP

CONTACT: Steven G. Schulman, of Milberg Weiss Bershad & Schulman LLP, 1-800-320-5081, sfeerick@milbergweiss.com

---- INDEX REFERENCES ----

COMPANY: WACHOVIA CORP; PUTNAM INVESTMENTS; SCUDDER FUNDS; FMR CORP; OPPENHEIMER FUNDS INC; WELLS FARGO AND CO; DREYFUS CORP

NEWS SUBJECT: (Business Lawsuits & Settlements (1BU19); Joint Ventures (1JO05); Major Corporations (1MA93); Corporate Groups & Ownership (1XO09))

INDUSTRY: (Banking (1BA20); Personal Financial Planning (1PE18); Investment Management (1IN34); Financial Services (1FI37))

REGION: (USA (1US73); Americas (1AM92); Delaware (1DE13); New York (1NE72); North America (1NO39); California (1CA98))

Language: EN

OTHER INDEXING: (AIM INVESTMENTS; ALLIANCE BERNSTEIN INVESTMENT RESEARCH; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; ASSET MANAGEMENT; DELAWARE; DELAWARE INVESTMENTS; DISTRIBUTORS INC; DREYFUS SERVICE CORP; EATON VANCE MANAGED INVESTMENTS; EVERGREEN INVESTMENTS; FARGO PREFERRED FUNDS; FEDERATED; FIDELITY INVESTMENTS; FRANKLIN TEMPLETON INVESTMENTS; FULL SERVICE; INVESTMENT; INVESTMENT MANAGEMENT; JOHN HANCOCK FUNDS **WELLS FARGO** FUNDS; LLC; MILBERG WEISS BERSHAD SCHULMAN; NYSE: WFC; OPPENHEIMER FUNDS INC; OPPENHEIMER FUNDS PUTNAM INVESTMENTS; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; **REVENUE SHARING** PROGRAM; SCUDDER INVESTMENTS; TEMPLETON INVESTMENTS; "**WELLS FARGO** PREFERRED FUNDS (THE); **WELLS FARGO** FUNDS (THE); VAN KAMPEN INVESTMENTS; VAN KAMPEN INVESTMENTS AIM; VEST INVESTMENT SERVICES LLC; WEISS BERSHAD SCHULMAN; **WELLS FARGO**; **WELLS FARGO** CO; **WELLS FARGO** FINANCIAL; **WELLS FARGO** FINANCIAL PLAN; **WELLS FARGO** FUNDS; **WELLS FARGO** INVESTMENTS; **WELLS FARGO** INVESTMENTS LLC; **WELLS FARGO** MUTUAL FUNDS; **WELLS FARGO WELLS FARGO**

FUNDS MANAGEMENT) (Boca Raton; Funds; Funds Distributors; H.D. Vest; Lincoln Financial Distributors; Milberg Weiss; Milberg Weiss Announces; Preferred Funds; Shelf; Steven G. Schulman; The; Unbeknownst; Weiss) (United States; Hartford; Phoenix; New York City; Los Angeles; United States; New York)
KEYWORDS: (FIN); (LAW)

COMPANY TERMS: MILBERG WEISS BERSHAD AND SCHULMAN LLP; **WELLS FARGO** AND CO; HD VEST INVESTMENT SERVICES LLC

TICKER SYMBOL: NYSE:WFC; CSTGX; CABDX; DELDX; DGAGX; EAAFX; KAUFX; TEMTX; ITHAX; NIVAX; PZFVX; MSFRX

Word Count: 1285
11/11/05 PRWIRE 22:14:00
END OF DOCUMENT

11/11/05 AP Alert - Fin. 22:16:26

AP Alert - Financial

November 11, 2005

NY WellsFargo lawsuit 11 11

bc-NY-WellsFargo-lawsuit 11-11

1/8STK 3/8 WFC CSTGX CABDX DELDX DGAGX EAAFX KAUFX TEMTX ITHAX NIVAX PZFVX MSFRX

1/8IN 3/8 FIN

1/8SU 3/8 LAW

TO BUSINESS AND LEGAL AFFAIRS EDITORS:

Milberg Weiss Announces the Filing of a Class Action Suit Against Wells Fargo & Company and Certain of Its Affiliates on Behalf of Purchasers of Certain Funds

NEW YORK, Nov. 11 /PRNewswire/ -- The law firm of Milberg Weiss Bershad & Schulman LLP ("Milberg Weiss") announces that a class action lawsuit was filed on November 4, 2005 against Wells Fargo & Company (NYSE: WFC), and certain of its affiliates, on behalf of all persons who purchased from Wells Fargo Investments, LLC ("Wells Fargo Investments") or H.D. Vest Investment Services, LLC ("H.D. Vest") one or more of the Wells Fargo proprietary funds ("Wells Fargo Funds," as defined below) or non-proprietary funds participating in the Revenue Sharing Program (the "Wells Fargo Preferred Funds" and "H.D. Vest Preferred Funds," as defined below), from June 30, 2000 through June 8, 2005, inclusive (the "Class Period"), seeking to pursue remedies under the Securities Act of 1993 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment

Company Act"), and state law.

If you purchased any of the **Wells Fargo** Funds, or **Wells Fargo** or H.D. Vest Preferred Funds, through a **Wells Fargo** Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class member's claim is typical of the claims of other class members, and that the class member will adequately represent the class. Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Milberg Weiss or other counsel of your choice to serve as your counsel in this action.

The action is pending in the United States District Court for the **Northern** District of California against defendant **Wells Fargo** and its affiliated entities. A copy of the complaint filed in this action is retrievable from the Court using the case number C-05-4518WHA, or can be viewed on Milberg Weiss's website at: http://www.milbergweiss.com .

The "**Wells Fargo** Preferred Funds" includes mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors , LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware

Investments, Pioneer Investment Management, Inc., Scudder Investments, and **Wells Fargo** Mutual Funds.

The "H.D. Vest Preferred Funds" includes mutual funds in the following families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, **Wells Fargo** Funds, American Funds, and Franklin Templeton Investments.

The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push **Wells Fargo** Investments and H.D. Vest sales personnel to steer clients into purchasing certain **Wells Fargo** Funds and **Wells Fargo** and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to **Wells Fargo** and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. **Wells Fargo** Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.

The action also includes a subclass of persons who held any shares of **Wells Fargo** Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of **Wells Fargo**, **Wells Fargo** Funds Management, created further undisclosed material conflicts of interest by entering into

revenue sharing agreements with brokers at **Wells Fargo** Investments and H.D. Vest to push investors into **Wells Fargo** Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.

The action includes a second subclass of persons who purchased a **Wells Fargo** Financial Plan that held **Wells Fargo** Funds. The **Wells Fargo** Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.

Milberg Weiss (http://www.milbergweiss.com) is a law firm with over 100 lawyers with offices in New York City, Los Angeles, Boca Raton, Delaware, and Washington, D.C. and is active in major litigations pending in federal and state courts throughout the United States. Milberg Weiss has taken a leading role in many important actions on behalf of defrauded investors, consumers, and others for nearly 40 years. Please contact the Milberg Weiss website for more information about the firm. If you wish to discuss this action with us, or have any questions concerning this notice or your rights and interests with regard to the case, please contact the following attorneys:

Steven G. Schulman

One Pennsylvania Plaza, 49th fl.

New York, NY, 10119-0165

Phone number: (800) 320-5081

Email: sfeerick@milbergweiss.com

Website: http://www.milbergweiss.com

SOURCE Milberg Weiss Bershad & Schulman LLP

-0- 11/11/2005

/CONTACT: Steven G. Schulman, of Milberg Weiss Bershad & Schulman LLP,

1-800-320-5081, sfeerick@milbergweiss.com/

/Web site: http://www.milbergweiss.com /

(WFC CSTGX CABDX DELDX DGAGX EAAFX KAUFX TEMTX ITHAX NIVAX PZFVX MSFRX)

CO: Milberg Weiss Bershad & Schulman LLP; **Wells Fargo** & Company;

H.D. Vest Investment Services, LLC

ST: New York

IN: FIN

SU: LAW

JS-GF

-- NYF100 --

2955 11/11/2005 17:14 EST http://www.prnewswire.com

---- INDEX REFERENCES ----

COMPANY: PUTNAM INVESTMENTS; WACHOVIA CORP; SCUDDER FUNDS; FMR CORP; OPPENHEIMER FUNDS INC; WELLS FARGO AND CO; DREYFUS CORP

NEWS SUBJECT: (Business Lawsuits & Settlements (1BU19); Business Litigation (1BU04); Joint Ventures (1JO05); Major Corporations (1MA93); Corporate Groups & Ownership (1XO09))

INDUSTRY: (Banking (1BA20); Personal Financial Planning (1PE18); Investment Management (1IN34); Financial Services (1FI37))

REGION: (USA (1US73); Americas (1AM92); Delaware (1DE13); New York (1NE72); North America (1NO39); California (1CA98))

Language: EN

OTHER INDEXING: (AIM INVESTMENTS; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; ASSET MANAGEMENT; BERNSTEIN INVESTMENT RESEARCH; DISTRIBUTORS INC; DREYFUS SERVICE CORP; EATON VANCE MANAGED INVESTMENTS; EVERGREEN INVESTMENTS; FARGO FINANCIAL PLAN; FI-

DELITY INVESTMENTS; FRANKLIN TEMPLETON INVESTMENTS; FULL SERVICE; FUNDS DISTRIBUTORS LLC; INVESTMENT; INVESTMENT CO; INVESTMENT MANAGEMENT; INVESTMENTS; INVESTMENTS LLC; JOHN HANCOCK FUNDS; JS; LINCOLN FINANCIAL DISTRIBUTORS; LLC; MANAGEMENT; MFS; MILBERG; MILBERG WEISS; MILBERG WEISS BERSHAD; MILBERG WEISS BERSHAD SCHULMAN LLP; NYSE: WFC; OPPENHEIMER FUNDS INC; OPPENHEIMER FUNDS PUTNAM INVESTMENTS; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; REVENUE SHARING PROGRAM; SCHULMAN LLP; SCUDDER INVESTMENTS; TEMPLETON INVESTMENTS; "WELLS FARGO PREFERRED FUNDS (THE); WELLS FARGO FUNDS (THE); VAN KAMPEN INVESTMENTS; VEST INVESTMENT SERVICES; WEISS; WELLS FARGO; WELLS FARGO CO; WELLS FARGO FINANCIAL; WELLS FARGO FUNDS; WELLS FARGO INVESTMENTS; WELLS FARGO MUTUAL FUNDS; WELLS FARGO WELLS FARGO FUNDS MANAGEMENT; WFC) (Alliance; Boca Raton; CO; CSTGX CABDX DELDX DGAGX EAAFX KAUFX TEMTX ITHAX NIVAX PZFVX; DELDX DGAGX EAAFX KAUFX TEMTX ITHAX NIVAX PZFVX; Fargo; Fargo Funds; Fargo Preferred Funds; Funds; H.D. Vest; LEGAL AFFAIRS EDITORS; Milberg Weiss Announces; Pennsylvania Plaza; Phone; Preferred Funds; Shelf; Steven G. Schulman; The; Unbeknownst; Vest) (United States; USA; NorthAmerica)

KEYWORDS: (f); (Financial); (Business)

Word Count: 1410
11/11/05 APALERTFIN 22:16:26
END OF DOCUMENT

11/14/05 Internet Wire 00:00:00

Market Wire
Copyright 2005 Market Wire, Incorporated

November 14, 2005

Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Purchasers of Certain Mutual Funds

NEW YORK, NY 11/14/05 NEW YORK, NY, 11/14/05 / MARKET WIRE/ -- Notice is hereby given that a class action lawsuit was filed on November 4, 2005 in the United States District Court for the Northern District of California against Wells Fargo & Company (NYSE: WFC) and certain of its affiliates, on behalf of those who purchased from Wells Fargo Investments, LLC (" Wells Fargo Investments") or H.D. Vest Investment Services, LLC ("H.D. Vest") one or more of the Wells Fargo proprietary funds or non-proprietary funds participating in the Wells Fargo and H.D. Vest revenue sharing programs (" Wells Fargo Preferred Funds" and "H.D. Vest Preferred Funds," as defined below) during the period between June 30, 2000 and June 8, 2005, inclusive (the "Class Period").

If you purchased any of the Wells Fargo mutual funds, or Wells Fargo or H.D. Vest Preferred Funds, through a Wells Fargo Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class member's claim is typical of the claims of other class members, and that the class member will adequately represent the class. Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Stull, Stull & Brody, or other counsel of your choice, to serve as your counsel in this action. Stull, Stull & Brody has litigated many class actions for violations of securities laws in federal courts over the past 30 years and has obtained court approval of substantial settlements on numerous occasions. Stull, Stull & Brody maintains offices in both New York and Los Angeles.

The **Wells Fargo** proprietary funds and their respective trading symbols are as follows:

Wells Fargo Advantage Agg Allocation Adm (NASDAQ: NWBEX) **Wells Fargo** Advantage Asia Pacific (NASDAQ: SASPX) **Wells Fargo** Advantage Asset Alloc Adm (NASDAQ: WFAIX) **Wells Fargo** Advantage Asset Allocation (NASDAQ: SFAAX) (NASDAQ: SASBX) (NASDAQ:

WFALX) **Wells Fargo** Advantage Balanced Inv (NASDAQ: STAAX) **Wells Fargo** Advantage C&B Lrg Cap Val (NASDAQ: CBEAX) (NASDAQ: CBLLX) (NASDAQ: CBEBX) (NASDAQ: CBECX) (NASDAQ: CBEQX) (NASDAQ: CBLSX) **Wells Fargo** Advantage C&B Mid Cap Val (NASDAQ: CB-MAX) (NASDAQ: CBMIX) (NASDAQ: CBMBX) (NASDAQ: CBMCX) (NASDAQ: CBMDX) (NASDAQ: CBM-SX) **Wells Fargo** Advantage C&B Tax Mgd Val (NASDAQ: CBTTX) (NASDAQ: CBTIX) (NASDAQ: CBTBX) (NASDAQ: CBTCX) (NASDAQ: CBTAX) **Wells Fargo** Advantage CA Ltd-Term T/F (NASDAQ: SFCIX) (NASDAQ: SCTIX) (NASDAQ: SFCCX) **Wells Fargo** Advantage CA Tax-Free (NASDAQ: SCTAX) (NASDAQ: SGCAX) (NASDAQ: SGCBX) (NASDAQ: SCTCX) **Wells Fargo** Advantage Capital Growth (NASDAQ: WFCDX) (NASDAQ: WWCIX) (NASDAQ: SLGIX) **Wells Fargo** Advantage CO Tax-Free (NASDAQ: NWCOX) (NASDAQ: NCOTX) (NASDAQ: NWCBX) **Wells Fargo** Advantage Common Stock (NASDAQ: SCSAX) (NASDAQ: SCSKX) (NASDAQ: STSAX) (NASDAQ: STCSX) **Wells Fargo** Advantage Cons Allocation Ad (NASDAQ: NVCBX) **Wells Fargo** Advantage Corporate Bond (NASDAQ: SCBDX) (NASDAQ: SCBNX) (NASDAQ: STCBX) **Wells Fargo** Advantage Discovery (NASDAQ: WFDDX) (NASDAQ: STDIX) **Wells Fargo** Advantage Divers Bond Adm (NASDAQ: NVMFX) **Wells Fargo** Advantage Diversified Eq (NASDAQ: NVDAX) (NASDAQ: NVDEX) (NASDAQ: NVDBX) (NASDAQ: WFDEX) **Wells Fargo** Advantage Diversified Sm Adm (NASDAQ: NVDSX) **Wells Fargo** Advantage Dividend Income (NASDAQ: WWIDX) (NASDAQ: SDVIX) **Wells Fargo** Advantage Emerg Mkt Focus (NASDAQ: MFFAX) (NASDAQ: MNEFX) (NASDAQ: MFFBX) (NASDAQ: MFFCX) **Wells Fargo** Advantage Endeavor Lrg Cap (NASDAQ: STALX) (NASDAQ: WELBX) (NASDAQ: WELCX) **Wells Fargo** Advantage Endeavor Select (NASDAQ: STAEX) (NASDAQ: WECDX) (NASDAQ: WECBX) (NASDAQ: WECCX) (NASDAQ: WF-CIX) **Wells Fargo** Advantage Enterprise (NASDAQ: SEPKX) (NASDAQ: SENAX) (NASDAQ: WFEIX) (NASDAQ: SENTX) **Wells Fargo** Advantage Equity Income (NASDAQ: NVAEX) (NASDAQ: NVIEX) (NASDAQ: NVBEX) (NASDAQ: WFEEX) **Wells Fargo** Advantage Equity Index (NASDAQ: SFCSX) (NASDAQ: SQIBX) **Wells Fargo** Advantage Equity Value (NASDAQ: WLVAX) (NASDAQ: WLVIX) (NASDAQ: WLVBX) (NASDAQ: WLVCX) **Wells Fargo** Advantage Government Sec (NASDAQ: SGVDX) (NASDAQ: WGSCX) (NASDAQ: SGVIX) (NASDAQ: STVSX) (NASDAQ: WGS-DX) **Wells Fargo** Advantage Growth (NASDAQ: SGRKX) (NASDAQ: SGRAX) (NASDAQ: WGFCX) (NASDAQ: SGRNX) (NASDAQ: SGROX) **Wells Fargo** Advantage Growth and Inc (NASDAQ: SGIKX) (NASDAQ: SGNAX) (NASDAQ: SGNIX) (NASDAQ: SGRIX) **Wells Fargo** Advantage Growth Balanced (NASDAQ: WFGBX) (NASDAQ: NVGBX) (NASDAQ: NVGRX) (NASDAQ: WFGWX) **Wells Fargo** Advantage Growth Equity (NASDAQ: NVEAX) (NASDAQ: NVGEX) (NASDAQ: NVEBX) (NASDAQ: WFGGX) (NASDAQ: WGEIX) **Wells Fargo** Advantage High Income (NASDAQ: SHBAX) (NASDAQ: SHYYX) (NASDAQ: STHYX) **Wells Fargo** Advantage High Yield Bond (NASDAQ: HYBAX) (NASDAQ: HYBBX) (NASDAQ: HYBCX) **Wells Fargo** Advantage Income Plus (NASDAQ: STYAX) (NASDAQ: STYBX) (NASDAQ: WFIPX) **Wells Fargo** Advantage Index (NASDAQ: NVINX) (NASDAQ: WFVEX) **Wells Fargo** Advantage Infl Prot Bond (NASDAQ: IP-BAX) (NASDAQ: IPBIX) (NASDAQ: IPBBX) (NASDAQ: IPBCX) **Wells Fargo** Advantage Inst Emerg Mkt (NASDAQ: MIEMX) **Wells Fargo** Advantage Interm Govt Inc (NASDAQ: NVGAX) (NASDAQ: NVGIX) (NASDAQ: NVBGX) (NASDAQ: WFGCX) **Wells Fargo** Advantage Interm T/F Bd Inv (NASDAQ: SIMBX) **Wells Fargo** Advantage International Eq (NASDAQ: SILAX) (NASDAQ: SILBX) (NASDAQ: WFECX) (NASDAQ: WFIEX) **Wells Fargo** Advantage Intl Core (NASDAQ: WFIAX) (NASDAQ: WFIDX) (NASDAQ: WFIBX) (NASDAQ: WFICX) **Wells Fargo** Advantage Intl Value (NASDAQ: WFFAX) (NASDAQ: WFVDX) (NASDAQ: WFVBX) (NASDAQ: WFVCX) **Wells Fargo** Advantage Large Cap Appr (NASDAQ: WFAPX) (NASDAQ: WFAKX) (NASDAQ:

WFABX) (NASDAQ: WFACX) **Wells Fargo** Advantage Large Co Growth (NASDAQ: STRFX) (NASDAQ: NVLAX) (NASDAQ: NVLCX) (NASDAQ: NVLOX) (NASDAQ: WFLCX) (NASDAQ: WLCSX) (NASDAQ: WFLZX) **Wells Fargo** Advantage LifeStage (NASDAQ: SAGGX) (NASDAQ: SCONX) (NASDAQ: SMDPX) **Wells Fargo** Advantage Lrg Co Core (NASDAQ: SLGAX) (NASDAQ: SLCKX) (NASDAQ: WLCBX) (NASDAQ: WLCCX) (NASDAQ: WLCZX) **Wells Fargo** Advantage Mid Cap Discpl (NASDAQ: SMCDX) (NASDAQ: WFMDX) (NASDAQ: WFMIX) **Wells Fargo** Advantage Mid Cap Growth (NASDAQ: WFMCX) (NASDAQ: WFMBX) (NASDAQ: WFMHX) (NASDAQ: WFMZX) **Wells Fargo** Advantage MN Tax-Free (NASDAQ: NMTFX) (NASDAQ: NWMIX) (NASDAQ: NWMBX) (NASDAQ: WMTCX) (NASDAQ: WMTZX) **Wells Fargo** Advantage Mod Balanced (NASDAQ: WFMAX) (NASDAQ: NVMBX) (NASDAQ: WMOBX) (NASDAQ: WFBCX) **Wells Fargo** Advantage Municipal Bond (NASDAQ: WMFAX) (NASDAQ: WMFDX) (NASDAQ: WMFBX) (NASDAQ: WMFCX) (NASDAQ: SXFIX) **Wells Fargo** Advantage Natl Ltd-Tm T/F (NASDAQ: WNLAX) (NASDAQ: NVLIX) (NASDAQ: WNLBX) (NASDAQ: WNLCX) **Wells Fargo** Advantage Natl Tax-Free (NASDAQ: NWTFX) (NASDAQ: NTFTX) (NASDAQ: NWTBX) (NASDAQ: WFNTX) **Wells Fargo** Advantage NE Tax-Free Bd Adm (NASDAQ: GPTFX) **Wells Fargo** Advantage Opportunity (NASDAQ: WOFDX) (NASDAQ: SOPVX) (NASDAQ: SOPFX) **Wells Fargo** Advantage Outlook 2010 (NASDAQ: STNRX) (NASDAQ: WFLGX) (NASDAQ: SPTBX) (NASDAQ: WFOCX) (NASDAQ: WFOAX) **Wells Fargo** Advantage Outlook 2020 (NASDAQ: STTRX) (NASDAQ: WFLPX) (NASDAQ: STPBX) (NASDAQ: WFLAX) (NASDAQ: WFOBX) **Wells Fargo** Advantage Outlook 2030 (NASDAQ: STHRX) (NASDAQ: WFLIX) (NASDAQ: SGPBX) (NASDAQ: WFDMX) (NASDAQ: WFOOX) **Wells Fargo** Advantage Outlook 2040 (NASDAQ: STFRX) (NASDAQ: WFLWX) (NASDAQ: SLPBX) (NASDAQ: WFOFX) (NASDAQ: WFOSX) **Wells Fargo** Advantage Outlook Today (NASDAQ: STWRX) (NASDAQ: WFLOX) (NASDAQ: WFOKX) (NASDAQ: WFODX) (NASDAQ: WOTDX) **Wells Fargo** Advantage Overseas (NASDAQ: WFIIX) (NASDAQ: SOVRX) **Wells Fargo** Advantage S/T Hi-Yld Bd (NASDAQ: SSTHX) (NASDAQ: STHBX) **Wells Fargo** Advantage S/T Muni Bd (NASDAQ: WSSCX) (NASDAQ: STSMX) **Wells Fargo** Advantage Sh Dur Govt Bd (NASDAQ: MSDAX) (NASDAQ: MNSGX) (NASDAQ: MSDBX) (NASDAQ: MSDCX) (NASDAQ: WSGIX) **Wells Fargo** Advantage Short-Term Bd (NASDAQ: SSTVX) (NASDAQ: SSHIX) (NASDAQ: SSTBX) **Wells Fargo** Advantage Sm Cap Discpl (NASDAQ: WFSDX) (NASDAQ: WFSSX) (NASDAQ: SCOVX) **Wells Fargo** Advantage Sm Cap Gr (NASDAQ: WFSIX) (NASDAQ: WFSZX) **Wells Fargo** Advantage Sm/Mid Cap Val (NASDAQ: WWMDX) (NASDAQ: SMMVX) **Wells Fargo** Advantage Small Cap Gr (NASDAQ: MNSCX) (NASDAQ: WMNIX) (NASDAQ: WMNBX) (NASDAQ: WMNCX) **Wells Fargo** Advantage Small Cap Opp (NASDAQ: NVSOX) **Wells Fargo** Advantage Small Cap Value (NASDAQ: SMVAX) (NASDAQ: SMVBX) (NASDAQ: SMVCX) (NASDAQ: SSMVX) **Wells Fargo** Advantage Small Co Growth (NASDAQ: WFSAX) (NASDAQ: NVSCX) (NASDAQ: WFSBX) (NASDAQ: WSMCX) **Wells Fargo** Advantage Small Co Value (NASDAQ: SCVAX) (NASDAQ: SCVIX) (NASDAQ: SCVBX) (NASDAQ: SCVFX) **Wells Fargo** Advantage Spec Fin Serv (NASDAQ: SIFEX) (NASDAQ: SIFBX) (NASDAQ: SIFCX) **Wells Fargo** Advantage Spec Health Sci (NASDAQ: WFHAX) (NASDAQ: WFHBX) (NASDAQ: WFHCX) **Wells Fargo** Advantage Specialized Tech (NASDAQ: WFSTX) (NASDAQ: WFTBX) (NASDAQ: WFTCX) (NASDAQ: WFTZX) **Wells Fargo** Advantage Stable Income (NASDAQ: NVSAX) (NASDAQ: NVSIX) (NASDAQ: NVSBX) (NASDAQ: WSICX) **Wells Fargo** Advantage Strategic Income (NASDAQ: SASAX) (NASDAQ: SASIX) (NASDAQ: SASCX) **Wells Fargo** Advantage Total Ret Bond (NASDAQ: MBFAX) (NASDAQ: MNTRX) (NASDAQ: MBFBX) (NASDAQ: MBFCX) (NASDAQ: MBFIX) (NASDAQ: WTRZX) **Wells Fargo** Advantage U.S. Value (NASDAQ: WFUAX) (NASDAQ: SEQKX) (NASDAQ: WFUBX) (NASDAQ: WFUCX) (NASDAQ: SEQIX) **Wells Fargo** Advantage U/S Duration Bd (NASDAQ: STSDX) (NASDAQ: SSDKX) (NASDAQ: SSHCX) (NASDAQ: STGBX) **Wells Fargo** Advantage Ult S/T Mun In (NASDAQ: SMUAX) (NASDAQ: SMAVX) (NASDAQ: SMAIX) **Wells Fargo** Advantage Ultra S/T Inc (NASDAQ: WUSDX) (NASDAQ: SADAX) (NASDAQ: SADIX) (NASDAQ: STADX) **Wells Fargo** Advantage WB Cons Allocation (NASDAQ: WBCAX) **Wells Fargo** Advantage WB Equity (NASDAQ: WBGIX) **Wells Fargo** Advantage WB Grow Allocation (NASDAQ: WBGGX) **Wells Fargo** Advantage WB Growth Balanced (NASDAQ: WBGBX) **Wells Fargo** Advantage WB Mod Balanced (NASDAQ: WBBBX) **Wells Fargo** Advantage WB Tactical Equity (NASDAQ: WBGAX) **Wells Fargo** Advantage WI Tax-Free (NASDAQ: WWTCX) (NASDAQ: SWFRX)

The **Wells Fargo** Preferred Funds include mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance-Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors , LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and **Wells Fargo** Mutual Funds.

The H.D. Vest Preferred Funds include mutual funds in the following mutual fund families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, **Wells Fargo** Funds, American Funds, and Franklin Templeton Investments.

The action is pending in the United States District Court for the Northern District of California against defendant **Wells Fargo** & Company and certain of its affiliated entities. The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push **Wells Fargo** Investments and H.D. Vest sales personnel to steer clients into purchasing certain **Wells Fargo** Funds and **Wells Fargo** and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to **Wells Fargo** and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. **Wells Fargo** Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.

The action also includes a subclass of persons who held any shares of **Wells Fargo** Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of **Wells Fargo**, **Wells Fargo** Funds Management, created further undisclosed material conflicts of interest by entering into revenue sharing agree-

ments with brokers at **Wells Fargo** Investments and H.D. Vest to push investors into **Wells Fargo** Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.
The action includes a second subclass of persons who purchased a **Wells Fargo** Financial Plan that held **Wells Fargo** Funds. The **Wells Fargo** Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.

If you wish to discuss this action or have any questions concerning this notice or your rights or interests with respect to these matters, please contact Tzivia Brody at Stull, Stull & Brody by calling toll-free 1-800-337-4983, or by e-mail at SSBNY@aol.com, or by fax at 212/490-2022, or by writing to Stull, Stull & Brody, 6 East 45th Street, New York, NY 10017. You can also visit our website at www.ssbny.com.

Tzivia Brody
Stull, Stull & Brody
1-800-337-4983
Email Contact
Fax: 212/490-2022

---- INDEX REFERENCES ----

COMPANY: FMR CORP; WELLS FARGO AND CO; CIA LLC; FIDELITY INVESTMENT SERVICES LTD; FIDELITY ABERDEEN STREET TRUST; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; WELLS FARGO AND CO CALIFORNIA; PACIFIC; FIDELITY SELECT PORTFOLIOS; VAN KAMPEN INVESTMENTS; WELLS FARGO INVESTMENTS LLC; WACHOVIA CORP; JAPAN FUND INC; DELAWARE INVESTMENTS; FIDELITY INVESTMENT; OPPENHEIMER TRANSITION 2010 FUND; FIDELITY INCOME FUND; FIDELITY INVESTMENTS; OPPENHEIMER FUNDS INC; OPPENHEIMER TRANSITION 2020 FUND; DREYFUS CORP (THE); DELAWARE MANAGEMENT HOLDINGS CO INC; ASSET MANAGEMENT; OPPENHEIMER TRANSITION 2030 FUND; EVERGREEN INVESTMENTS; FIDELITY INVESTMENTS INSTITUTIONAL SERVICES CO INC; PACIFIC AND WESTERN CREDIT CORP; MICHIGAN COATING PRODUCTS; MARSH AND MCLENNAN COS INC; FIDELITY FINANCIAL TRUST

NEWS SUBJECT: (Legal (1LE33); Major Corporations (1MA93); Economics & Trade (1EC26); Business Litigation (1BU04); Business Lawsuits & Settlements (1BU19))

INDUSTRY: (Investment Management (1IN34); Personal Financial Planning (1PE18); Banking (1BA20); Financial Services Regulatory (1FI03); Financial Services Products (1FI16); Mutual Funds (1MU87); Securities Investment (1SE57); Financial

Services (1FI37))

REGION: (North America (1NO39); New York (1NE72); USA (1US73); Americas (1AM92); California (1CA98))

Language: EN

OTHER INDEXING: (ALLIANCE BERNSTEIN INVESTMENT RESEARCH; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; ASSET MANAGEMENT; DELAWARE INVESTMENTS; DISTRIBUTORS INC; DREYFUS SERVICE CORP; EATON VANCE MANAGED INVESTMENTS; EVERGREEN INVESTMENTS; FARGO ADVANTAGE AGG; FARGO ADVANTAGE ASIA; FARGO ADVANTAGE CA LTD; FARGO ADVANTAGE CO; FARGO ADVANTAGE U S VALUE; FARGO ADVANTAGE U/S DURATION BD; FEDERATED; FIDELITY INVESTMENTS; FULL SERVICE; INVESTMENT; INVESTMENT MANAGEMENT; INVESTMENTS; JOHN HANCOCK FUNDS WELLS FARGO FUNDS; LLC; LRG CAP VAL; NASDAQ: CBEAX; NASDAQ: CBEBX; NASDAQ: CBECX; NASDAQ: CBEQX; NASDAQ: CBLLX; NASDAQ: CBLSX; NASDAQ: CBMAX; NASDAQ: CBMBX; NASDAQ: CBMCX; NASDAQ: CBMDX; NASDAQ: CBMIX; NASDAQ: CBMSX; NASDAQ: CBTAX; NASDAQ: CBTBX; NASDAQ: CBTCX; NASDAQ: CBTIX; NASDAQ: CBTTX; NASDAQ: GPTFX; NASDAQ: HYBAX; NASDAQ: HYBBX; NASDAQ: HYBCX; NASDAQ: IPBAX; NASDAQ: IPBBX; NASDAQ: IPBCX; NASDAQ: IPBIX; NASDAQ: MBFAX; NASDAQ: MBFBX; NASDAQ: MBFCX; NASDAQ: MBFIX; NASDAQ: MFFAX; NASDAQ: MFFBX; NASDAQ: MFFCX; NASDAQ: MIEMX; NASDAQ: MNEFX; NASDAQ: MNSCX; NASDAQ: MNSGX; NASDAQ: MNTRX; NASDAQ: MSDAX; NASDAQ: MSDBX; NASDAQ: MSDCX; NASDAQ: NCOTX; NASDAQ: NMTFX; NASDAQ: NTFTX; NASDAQ: NVAEX; NASDAQ: NVBEX; NASDAQ: NVBGX; NASDAQ: NVCBX; NASDAQ: NVDAX; NASDAQ: NVDBX; NASDAQ: NVDEX; NASDAQ: NVDSX; NASDAQ: NVEAX; NASDAQ: NVEBX; NASDAQ: NVGAX; NASDAQ: NVGBX; NASDAQ: NVGEX; NASDAQ: NVGIX; NASDAQ: NVGRX; NASDAQ: NVIEX; NASDAQ: NVINX; NASDAQ: NVLAX; NASDAQ: NVLCX; NASDAQ: NVLIX; NASDAQ: NVLOX; NASDAQ: NVMBX; NASDAQ: NVMFX; NASDAQ: NVSAX; NASDAQ: NVSBX; NASDAQ: NVSCX; NASDAQ: NVSIX; NASDAQ: NVSOX; NASDAQ: NWBEX; NASDAQ: NWCBX; NASDAQ: NWCOX; NASDAQ: NWMBX; NASDAQ: NWMIX; NASDAQ: NWTBX; NASDAQ: NWTFX; NASDAQ: SADAX; NASDAQ: SADIX; NASDAQ: SAGGX; NASDAQ: SASAX; NASDAQ: SASBX; NASDAQ: SASCX; NASDAQ: SASIX; NASDAQ: SASPX; NASDAQ: SCBDX; NASDAQ: SCBNX; NASDAQ: SCONX; NASDAQ: SCOVX; NASDAQ: SCSAX; NASDAQ: SCSKX; NASDAQ: SCTAX; NASDAQ: SCTCX; NASDAQ: SCTIX; NASDAQ: SCVAX; NASDAQ: SCVBX; NASDAQ: SCVFX; NASDAQ: SCVIX; NASDAQ: SDVIX; NASDAQ: SENAX; NASDAQ: SENTX; NASDAQ: SEPKX; NASDAQ: SEQIX; NASDAQ: SEQKX; NASDAQ: SFAAX; NASDAQ: SFCCX; NASDAQ: SFCIX; NASDAQ: SFCSX; NASDAQ: SGCAX; NASDAQ: SGCBX; NASDAQ: SGIKX; NASDAQ: SGNAX; NASDAQ: SGNIX; NASDAQ: SGPBX; NASDAQ: SGRAX; NASDAQ: SGRIX; NASDAQ: SGRKX; NASDAQ: SGRNX; NASDAQ: SGROX; NASDAQ: SGVDX; NASDAQ: SGVIX; NASDAQ: SHBAX; NASDAQ: SHYYX; NASDAQ: SIFBX; NASDAQ: SIFCX; NASDAQ: SIFEX; NASDAQ: SILAX; NASDAQ: SILBX; NASDAQ: SIMBX; NASDAQ: SLCKX; NASDAQ: SLGAX; NASDAQ: SLGIX; NASDAQ: SLPBX; NASDAQ: SMAIX; NASDAQ: SMAVX; NASDAQ: SMCDX; NASDAQ: SMDPX; NASDAQ: SMMVX; NASDAQ: SMUAX; NASDAQ: SMVAX; NASDAQ: SMVBX; NASDAQ: SMVCX; NASDAQ: SOPFX; NASDAQ: SOPVX; NASDAQ: SOVRX; NASDAQ: SPTBX; NASDAQ: SQIBX; NASDAQ: SSDKX; NASDAQ: SSHCX; NASDAQ: SSHIX; NASDAQ: SSMVX; NASDAQ: SSTBX; NASDAQ: SSTHX; NASDAQ: SSTVX; NASDAQ: STAAX; NASDAQ: STADX; NASDAQ: STAEX; NASDAQ: STALX; NASDAQ: STCBX; NASDAQ: STCSX; NASDAQ: STDIX; NASDAQ: STFRX; NASDAQ: STGBX; NASDAQ: STHBX; NASDAQ: STHRX; NASDAQ: STHYX; NASDAQ: STNRX; NASDAQ: STPBX; NASDAQ: STRFX; NASDAQ: STSAX; NASDAQ: STSDX; NASDAQ: STSMX; NASDAQ: STTRX; NASDAQ: STVSX; NASDAQ: STWRX; NASDAQ: STYAX; NASDAQ: STYBX;

NASDAQ: SWFRX; NASDAQ: SXFIX; NASDAQ: WBBBX; NASDAQ: WBCAX; NASDAQ: WBGAX; NASDAQ: WBGBX; NASDAQ: WBGGX; NASDAQ: WBGIX; NASDAQ: WECBX; NASDAQ: WECCX; NASDAQ: WECDX; NASDAQ: WELBX; NASDAQ: WELCX; NASDAQ: WFABX; NASDAQ: WFACX; NASDAQ: WFAIX; NASDAQ: WFAKX; NASDAQ: WFALX; NASDAQ: WFAPX; NASDAQ: WFBCX; NASDAQ: WFCDX; NASDAQ: WFCIX; NASDAQ: WFDDX; NASDAQ: WFDEX; NASDAQ: WFDMX; NASDAQ: WFECX; NASDAQ: WFEEX; NASDAQ: WFEIX; NASDAQ: WFFAX; NASDAQ: WFGBX; NASDAQ: WFGCX; NASDAQ: WFGGX; NASDAQ: WFGWX; NASDAQ: WFHAX; NASDAQ: WFHBX; NASDAQ: WFHCX; NASDAQ: WFIAX; NASDAQ: WFIBX; NASDAQ: WFICX; NASDAQ: WFIDX; NASDAQ: WFIEX; NASDAQ: WFIIX; NASDAQ: WFIPX; NASDAQ: WFLAX; NASDAQ: WFLCX; NASDAQ: WFLGX; NASDAQ: WFLIX; NASDAQ: WFLOX; NASDAQ: WFLPX; NASDAQ: WFLWX; NASDAQ: WFLZX; NASDAQ: WFMAX; NASDAQ: WFMBX; NASDAQ: WFMCX; NASDAQ: WFMDX; NASDAQ: WFMHX; NASDAQ: WFMIX; NASDAQ: WFMZX; NASDAQ: WFNTX; NASDAQ: WFOAX; NASDAQ: WFOBX; NASDAQ: WFOCX; NASDAQ: WFODX; NASDAQ: WFOFX; NASDAQ: WFOKX; NASDAQ: WFOOX; NASDAQ: WFOSX; NASDAQ: WFSAX; NASDAQ: WFSBX; NASDAQ: WFSDX; NASDAQ: WFSIX; NASDAQ: WFSSX; NASDAQ: WFSTX; NASDAQ: WFSZX; NASDAQ: WFTBX; NASDAQ: WFTCX; NASDAQ: WFTZX; NASDAQ: WFUAX; NASDAQ: WFUBX; NASDAQ: WFUCX; NASDAQ: WFVBX; NASDAQ: WFVCX; NASDAQ: WFVDX; NASDAQ: WFVEX; NASDAQ: WGEIX; NASDAQ: WGFCX; NASDAQ: WGSCX; NASDAQ: WGSDX; NASDAQ: WLCBX; NASDAQ: WLCCX; NASDAQ: WLCSX; NASDAQ: WLCZX; NASDAQ: WLVAX; NASDAQ: WLVBX; NASDAQ: WLVCX; NASDAQ: WLVIX; NASDAQ: WMFAX; NASDAQ: WMFBX; NASDAQ: WMFCX; NASDAQ: WMFDX; NASDAQ: WMNBX; NASDAQ: WMNCX; NASDAQ: WMNIX; NASDAQ: WMOBX; NASDAQ: WMTCX; NASDAQ: WMTZX; NASDAQ: WNLAX; NASDAQ: WNLBX; NASDAQ: WNLCX; NASDAQ: WOFDX; NASDAQ: WOTDX; NASDAQ: WSGIX; NASDAQ: WSICX; NASDAQ: WSMCX; NASDAQ: WSSCX; NASDAQ: WTRZX; NASDAQ: WUSDX; NASDAQ: WWCIX; NASDAQ: WWIDX; NASDAQ: WWMDX; NASDAQ: WWTCX; NYSE: WFC; OPPENHEIMER FUNDS INC; PACIFIC; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; SCUDDER INVESTMENTS; STULL; STULL BRODY; STULL BRODY ANNOUNCES CLASS ACTION AGAINST; TAX MGD VAL; TEMPLETON INVESTMENTS; TZIVIA BRODY STULL; VAN KAMPEN INVESTMENTS; VAN KAMPEN INVESTMENTS AIM; VEST INVESTMENT SERVICES LLC; WELLS; **WELLS FARGO**; **WELLS FARGO** ADVANTAGE; **WELLS FARGO** ADVANTAGE ASSET; **WELLS FARGO** ADVANTAGE ASSET ALLOCATION; **WELLS FARGO** ADVANTAGE BALANCED INV; **WELLS FARGO** ADVANTAGE CAPITAL GROWTH; **WELLS FARGO** ADVANTAGE COMMON; **WELLS FARGO** ADVANTAGE CONS ALLOCATION AD; **WELLS FARGO** ADVANTAGE CORPORATE BOND; **WELLS FARGO** ADVANTAGE DISCOVERY; **WELLS FARGO** ADVANTAGE DIVERS; **WELLS FARGO** ADVANTAGE DIVERSIFIED; **WELLS FARGO** ADVANTAGE DIVERSIFIED EQ; **WELLS FARGO** ADVANTAGE DIVIDEND; **WELLS FARGO** ADVANTAGE EMERG MKT FOCUS; **WELLS FARGO** ADVANTAGE ENDEAVOR LRG CAP; **WELLS FARGO** ADVANTAGE ENDEAVOR SELECT; **WELLS FARGO** ADVANTAGE ENTERPRISE; **WELLS FARGO** ADVANTAGE EQUITY INDEX; **WELLS FARGO** ADVANTAGE GOVERNMENT SEC; **WELLS FARGO** ADVANTAGE GROWTH; **WELLS FARGO** ADVANTAGE GROWTH AND INC; **WELLS FARGO** ADVANTAGE GROWTH BALANCED; **WELLS FARGO** ADVANTAGE HIGH YIELD BOND; **WELLS FARGO** ADVANTAGE INDEX; **WELLS FARGO** ADVANTAGE INFL PROT BOND; **WELLS FARGO** ADVANTAGE INST EMERG MKT; **WELLS FARGO** ADVANTAGE INTERM; **WELLS FARGO** ADVANTAGE INTERM GOVT INC; **WELLS FARGO** ADVANTAGE INTERNATIONAL EQ; **WELLS FARGO** ADVANTAGE INTL CORE; **WELLS FARGO** ADVANTAGE LARGE CAP APPR; **WELLS FARGO** ADVANTAGE LARGE CO; **WELLS FARGO** ADVANTAGE LIFESTAGE; **WELLS FARGO** ADVANTAGE LRG CO; **WELLS FARGO** ADVANTAGE MID CAP DISCPL; **WELLS FARGO** ADVANTAGE MID CAP GROWTH; **WELLS FARGO** ADVANTAGE MOD BALANCED; **WELLS FARGO** ADVANTAGE MUNICIPAL BOND; **WELLS FARGO** ADVANTAGE NATL; **WELLS FARGO** ADVANTAGE NATL LTD; **WELLS FARGO** ADVANTAGE OPPORTUNITY; **WELLS FARGO** ADVANTAGE OUTLOOK

2010; **WELLS FARGO** ADVANTAGE OUTLOOK 2020; **WELLS FARGO** ADVANTAGE OUTLOOK 2030; **WELLS FARGO** ADVANTAGE OUTLOOK 2040; **WELLS FARGO** ADVANTAGE OUTLOOK TODAY; **WELLS FARGO** ADVANTAGE OVERSEAS; **WELLS FARGO** ADVANTAGE SH DUR GOVT BD; **WELLS FARGO** ADVANTAGE SM; **WELLS FARGO** ADVANTAGE SM CAP DISCPL; **WELLS FARGO** ADVANTAGE SM CAP GR; **WELLS FARGO** ADVANTAGE SMALL; **WELLS FARGO** ADVANTAGE SMALL CAP GR; **WELLS FARGO** ADVANTAGE SMALL CAP OPPWELLS **FARGO** ADVANTAGE SMALL CO; **WELLS FARGO** ADVANTAGE SPEC FIN SERV; **WELLS FARGO** ADVANTAGE SPEC HEALTH SCI; **WELLS FARGO** ADVANTAGE SPECIALIZED TECH; **WELLS FARGO** ADVANTAGE STABLE; **WELLS FARGO** ADVANTAGE STRATEGIC; **WELLS FARGO** ADVANTAGE TOTAL RET BOND; **WELLS FARGO** ADVANTAGE ULT; **WELLS FARGO** ADVANTAGE ULTRA; **WELLS FARGO** CO; **WELLS FARGO** FINANCIAL; **WELLS FARGO** FINANCIAL PLAN; **WELLS FARGO** FUNDS; **WELLS FARGO** INVESTMENTS; **WELLS FARGO** INVESTMENTS LLC; **WELLS FARGO** MUTUAL FUNDS; **WELLS FARGO** PREFERRED FUNDS; **WELLS FARGO WELLS FARGO** FUNDS MANAGEMENT) (Franklin Templeton Investments.; Funds; Funds Distributors; H.D .Vest; H.D. Vest; Lincoln; Preferred Funds; Shelf-Space Funds; Unbeknownst) (NEW YORK, NY)

KEYWORDS: (Class Action); (Professional Services:Legal)

TICKER SYMBOL: CBEAX:NASDAQ; CBEBX:NASDAQ; CBECX:NASDAQ; CBEQX:NASDAQ; CBLLX:NASDAQ; CBLSX:NASDAQ; CBMAX:NASDAQ; CBMBX:NASDAQ; CBMCX:NASDAQ; CBM-DX:NASDAQ; CBMIX:NASDAQ; CBMSX:NASDAQ; CBTAX:NASDAQ; CBTBX:NASDAQ; CBTCX:NASDAQ; CBTIX:NASDAQ; CBTTX:NASDAQ; GPTFX:NASDAQ; HYBAX:NASDAQ; HYBBX:NASDAQ; HYB-CX:NASDAQ; IPBAX:NASDAQ; IPBBX:NASDAQ; IPBCX:NASDAQ; IPBIX:NASDAQ; MBFAX:NASDAQ; MBFBX:NASDAQ; MBFCX:NASDAQ; MBFIX:NASDAQ; MFFAX:NASDAQ; MFFBX:NASDAQ; MFFCX:NASDAQ; MIEMX:NASDAQ; MNEFX:NASDAQ; MNSCX:NASDAQ; MNSGX:NASDAQ; MNTRX:NASDAQ; MSDAX:NASDAQ; MSDBX:NASDAQ; MSDCX:NASDAQ; NCOTX:NASDAQ; NMT-FX:NASDAQ; NTFTX:NASDAQ; NVAEX:NASDAQ; NVBEX:NASDAQ; NVBGX:NASDAQ; NVCBX:NASDAQ; NVDAX:NASDAQ; NVDBX:NASDAQ; NVDEX:NASDAQ; NVDSX:NASDAQ; NVEAX:NASDAQ; NVEBX:NASDAQ; NVGAX:NASDAQ; NVGBX:NASDAQ; NVGEX:NASDAQ; NVGIX:NASDAQ; NVGRX:NASDAQ; NVIEX:NASDAQ; NVINX:NASDAQ; NVLAX:NASDAQ; NVLCX:NASDAQ; NVLIX:NASDAQ; NVLOX:NASDAQ; NVMBX:NASDAQ; NVMFX:NASDAQ; NVSAX:NASDAQ; NVS-BX:NASDAQ; NVSCX:NASDAQ; NVSIX:NASDAQ; NVSOX:NASDAQ; NWBEX:NASDAQ; NWCBX:NASDAQ; NWCOX:NASDAQ; NWMBX:NASDAQ; NWMIX:NASDAQ; NWTBX:NASDAQ; NWTFX:NASDAQ; SADAX:NASDAQ; SADIX:NASDAQ; SAGGX:NASDAQ; SASAX:NASDAQ; SASBX:NASDAQ; SASCX:NASDAQ; SASIX:NASDAQ; SASPX:NASDAQ; SCBDX:NASDAQ; SCBNX:NASDAQ; SCONX:NASDAQ; SCOVX:NASDAQ; SCSAX:NASDAQ; SCSKX:NASDAQ; SCTAX:NASDAQ; SCTCX:NASDAQ; SCTIX:NASDAQ; SCVAX:NASDAQ; SCVBX:NASDAQ; SCVFX:NASDAQ; SCVIX:NASDAQ; SDVIX:NASDAQ; SENAX:NASDAQ; SENTX:NASDAQ; SEPKX:NASDAQ; SE-QIX:NASDAQ; SEQKX:NASDAQ; SFAAX:NASDAQ; SFCCX:NASDAQ; SFCIX:NASDAQ; SFCSX:NASDAQ; SGCAX:NASDAQ; SGCBX:NASDAQ; SGIKX:NASDAQ; SGNAX:NASDAQ; SGNIX:NASDAQ; SGP-BX:NASDAQ; SGRAX:NASDAQ; SGRIX:NASDAQ; SGRKX:NASDAQ; SGRNX:NASDAQ; SGROX:NASDAQ; SGVDX:NASDAQ; SGVIX:NASDAQ; SHBAX:NASDAQ; SHYYX:NASDAQ; SIFBX:NASDAQ; SI-FCX:NASDAQ; SIFEX:NASDAQ; SILAX:NASDAQ; SILBX:NASDAQ; SIMBX:NASDAQ; SLCKX:NASDAQ; SLGAX:NASDAQ; SLGIX:NASDAQ; SLPBX:NASDAQ; SMAIX:NASDAQ; SMAVX:NASDAQ; SMCDX:NASDAQ; SMDPX:NASDAQ; SMMVX:NASDAQ; SMUAX:NASDAQ; SMVAX:NASDAQ; SMVBX:NASDAQ; SMVCX:NASDAQ; SOPFX:NASDAQ; SOPVX:NASDAQ; SOVRX:NASDAQ; SPT-

BX:NASDAQ; SQIBX:NASDAQ; SSDKX:NASDAQ; SSHCX:NASDAQ; SSHIX:NASDAQ; SSMVX:NASDAQ; SSTBX:NASDAQ; SSTHX:NASDAQ; SSTVX:NASDAQ; STAAX:NASDAQ; STADX:NASDAQ; STAEX:NASDAQ; STALX:NASDAQ; STCBX:NASDAQ; STCSX:NASDAQ; STDIX:NASDAQ; STFRX:NASDAQ; STGBX:NASDAQ; STHBX:NASDAQ; STHRX:NASDAQ; STHYX:NASDAQ; STNRX:NASDAQ; STPBX:NASDAQ; STRFX:NASDAQ; STSAX:NASDAQ; STSDX:NASDAQ; STS-MX:NASDAQ; STTRX:NASDAQ; STVSX:NASDAQ; STWRX:NASDAQ; STYAX:NASDAQ; STYBX:NASDAQ; SWFRX:NASDAQ; SXFIX:NASDAQ; WBBBX:NASDAQ; WBCAX:NASDAQ; WBGAX:NASDAQ; WBG-BX:NASDAQ; WBGGX:NASDAQ; WBGIX:NASDAQ; WECBX:NASDAQ; WECCX:NASDAQ; WECDX:NASDAQ; WELBX:NASDAQ; WELCX:NASDAQ; WFABX:NASDAQ; WFACX:NASDAQ; WFAIX:NASDAQ; WFAKX:NASDAQ; WFALX:NASDAQ; WFAPX:NASDAQ; WFBCX:NASDAQ; WFC:NYSE; WFCDX:NASDAQ; WFCIX:NASDAQ; WFDDX:NASDAQ; WFDEX:NASDAQ; WFDMX:NASDAQ; WFECX:NASDAQ; WFEEX:NASDAQ; WFEIX:NASDAQ; WFFAX:NASDAQ; WFGBX:NASDAQ; WFGCX:NASDAQ; WFG-GX:NASDAQ; WFGWX:NASDAQ; WFHAX:NASDAQ; WFHBX:NASDAQ; WFHCX:NASDAQ; WFIAX:NASDAQ; WFIBX:NASDAQ; WFICX:NASDAQ; WFIDX:NASDAQ; WFIEX:NASDAQ; WFIIX:NASDAQ; WFIPX:NASDAQ; WFLAX:NASDAQ; WFLCX:NASDAQ; WFLGX:NASDAQ; WFLIX:NASDAQ; WFLOX:NASDAQ; WFLPX:NASDAQ; WFLWX:NASDAQ; WFLZX:NASDAQ; WFMAX:NASDAQ; WFM-BX:NASDAQ; WFMCX:NASDAQ; WFMDX:NASDAQ; WFMHX:NASDAQ; WFMIX:NASDAQ; WFMZX:NASDAQ; WFNTX:NASDAQ; WFOAX:NASDAQ; WFOBX:NASDAQ; WFOCX:NASDAQ; WFODX:NASDAQ; WFOFX:NASDAQ; WFOKX:NASDAQ; WFOOX:NASDAQ; WFOSX:NASDAQ; WFSAX:NASDAQ; WFS-BX:NASDAQ; WFSDX:NASDAQ; WFSIX:NASDAQ; WFSSX:NASDAQ; WFSTX:NASDAQ; WFSZX:NASDAQ; WFTBX:NASDAQ; WFTCX:NASDAQ; WFTZX:NASDAQ; WFUAX:NASDAQ; WFUBX:NASDAQ; WFUCX:NASDAQ; WFVBX:NASDAQ; WFVCX:NASDAQ; WFVDX:NASDAQ; WFVEX:NASDAQ; WGEIX:NASDAQ; WGFCX:NASDAQ; WGSCX:NASDAQ; WGSDX:NASDAQ; WLCBX:NASDAQ; WL-CCX:NASDAQ; WLCSX:NASDAQ; WLCZX:NASDAQ; WLVAX:NASDAQ; WLVBX:NASDAQ; WLVCX:NASDAQ; WLVIX:NASDAQ; WMFAX:NASDAQ; WMFBX:NASDAQ; WMFCX:NASDAQ; WMFDX:NASDAQ; WMN-BX:NASDAQ; WMNCX:NASDAQ; WMNIX:NASDAQ; WMOBX:NASDAQ; WMTCX:NASDAQ; WMTZX:NASDAQ; WNLAX:NASDAQ; WNLBX:NASDAQ; WNLCX:NASDAQ; WOFDX:NASDAQ; WOTDX:NASDAQ; WS-GIX:NASDAQ; WSICX:NASDAQ; WSMCX:NASDAQ; WSSCX:NASDAQ; WTRZX:NASDAQ; WUSDX:NASDAQ; WWCIX:NASDAQ; WWIDX:NASDAQ; WWMDX:NASDAQ; WWTCX:NASDAQ

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11/14/05 INTERNETWIRE 00:00:00
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11/15/05 Internet Wire 00:00:00

Market Wire
Copyright 2005 Market Wire, Incorporated

November 15, 2005

Stull, Stull & Brody Announces Class Action Against **Wells Fargo** & Company On Behalf of Those Who Purchased Putnam Mutual Funds From **Wells Fargo**

NEW YORK, NY 11/15/05 NEW YORK, NY, 11/15/05 / MARKET WIRE/ -- Notice is hereby given that a class action lawsuit was filed on November 4, 2005 in the United States District Court for the **Northern District** of California against **Wells Fargo** & Company (NYSE: WFC) and certain of its affiliates, on behalf of those who purchased Putnam mutual funds from **Wells Fargo** Investments, LLC (" **Wells Fargo** Investments") or H.D. Vest Investment Services, LLC ("H.D. Vest") during the period between June 30, 2000 and June 8, 2005, inclusive (the "Class Period").

If you purchased Putnam mutual funds, **Wells Fargo** mutual funds, or any funds participating in the **Wells Fargo** and H.D. Vest **revenue sharing** programs (" **Wells Fargo** Preferred Funds" and "H.D. Vest Preferred Funds," as defined below) through a **Wells Fargo** Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class member's claim is typical of the claims of other class members, and that the class member will adequately represent the class. Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Stull, Stull & Brody, or other counsel of your choice, to serve as your counsel in this action. Stull, Stull & Brody has litigated many class actions for violations of securities laws in federal courts over the past 30 years and has obtained court approval of substantial settlements on numerous occasions. Stull, Stull & Brody maintains offices in both New York and Los Angeles.

The Putnam mutual funds and their respective symbols are as follows:

Putnam American Government Income Fund (NASDAQ: PAGVX) (NASDAQ: PAMBX) (NASDAQ: PAMMX) Putnam Arizona Tax Exempt Income Fund (NASDAQ: PTAZX) (NASDAQ: PAZBX) Putnam Asset Allocation:Balanced Portfolio (NASDAQ: PABAX) (NASDAQ: PABBX) (NASDAQ: AABCX) (NASDAQ: PABMX) Putnam Asset Allocation:Conservative Portfolio

(NASDAQ: PACAX) (NASDAQ: PACBX) (NASDAQ: PACCX) (NASDAQ: PACMX) Putnam Asset Allocation:Growth Portfolio (NASDAQ: PAEAX) (NASDAQ: PAEBX) (NASDAQ: PAECX) (NASDAQ: PAGMX) Putnam California Tax Exempt Income Fund (NASDAQ: PCTEX) (NASDAQ: PCTBX) (NASDAQ: PCLMX) Putnam Capital Appreciation Fund (NASDAQ: PCAPX) (NASDAQ: PCABX) (NASDAQ: PCAMX) Putnam Capital Opportunities Fund (NASDAQ: PCOAX) (NASDAQ: POPBX) (NASDAQ: PCOCX) Putnam Classic Equity Fund (NASDAQ: PXGIX) (NASDAQ: PGIIX) (NASDAQ: PGTCX) (NASDAQ: PGIMX) Putnam Convertible Income-Growth Trust (NASDAQ: PCONX) (NASDAQ: PCNBX) (NASDAQ: PCNMX) Putnam Discovery Growth Fund (NASDAQ: PVIIX) (NASDAQ: PVYBX) (NASDAQ: PVYCX) (NASDAQ: PVYMX) Putnam Diversified Income Trust (NASDAQ: PDINX) (NASDAQ: PSIBX) (NASDAQ: PDVCX) (NASDAQ: PDVMX) Putnam Equity Income Fund (NASDAQ: PEYAX) (NASDAQ: PEQNX) (NASDAQ: PEQCX) (NASDAQ: PEIMX) Putnam Europe Equity Fund (NASDAQ: PEUGX) (NASDAQ: PEUBX) (NASDAQ: PEUMX) Putnam Florida Tax Exempt Income Fund (NASDAQ: PTFLX) (NASDAQ: PFLBX) Putnam Fund for Growth and Income (NASDAQ: PGRWX) (NASDAQ: PGIBX) (NASDAQ: PGRIX) (NASDAQ: PGRMX) George Putnam Fund of Boston (NASDAQ: PGEOX) (NASDAQ: PGEBX) (NASDAQ: PGPCX) (NASDAQ: PGEMX) Putnam Global Equity Fund (NASDAQ: PEQUX) (NASDAQ: PEQBX) (NASDAQ: PUGCX) (NASDAQ: PEQMX) Putnam Global Income Trust (NASDAQ: PGGIX) (NASDAQ: PGLBX) (NASDAQ: PGGMX) Putnam Global Natural Resources Fund (NASDAQ: EBERX) (NASDAQ: PNRBX) (NASDAQ: PGLMX) Putnam Growth Opportunities Fund (NASDAQ: POGAX) (NASDAQ: POGBX) (NASDAQ: POGCX) (NASDAQ: PGOMX) Putnam Health Sciences Trust (NASDAQ: PHSTX) (NASDAQ: PHSBX) (NASDAQ: PCHSX) (NASDAQ: PHLMX) Putnam High Yield Advantage Fund (NASDAQ: PHYIX) (NASDAQ: PHYBX) (NASDAQ: PHYMX) Putnam High Yield Trust (NASDAQ: PHIGX) (NASDAQ: PHBBX) (NASDAQ: PCHYX) (NASDAQ: PHIMX) Putnam Income Fund (NASDAQ: PINCX) (NASDAQ: PNCBX) (NASDAQ: PUICX) (NASDAQ: PNCMX) Putnam Intermediate U.S. Government Income Fund (NASDAQ: PBLGX) (NASDAQ: PBGBX) (NASDAQ: PVICX) Putnam International Capital Opportunities Fund (NASDAQ: PNVAX) (NASDAQ: PVNBX) (NASDAQ: PUVCX) (NASDAQ: PIVMX) Putnam International Equity Fund (NASDAQ: POVSX) (NASDAQ: POVBX) (NASDAQ: PIGCX) (NASDAQ: POVMX) Putnam International Growth and Income Fund (NASDAQ: PNGAX) (NASDAQ: PGNBX) (NASDAQ: PIGRX) (NASDAQ: PIGMX) Putnam International New Opportunities Fund (NASDAQ: PINOX) (NASDAQ: PINWX) (NASDAQ: PIOCX) (NASDAQ: PINMX) Putnam Investors Fund (NASDAQ: PINVX) (NASDAQ: PNVBX) (NASDAQ: PCINX) (NASDAQ: PNVMX) Putnam Massachusetts Tax Exempt Income Fund (NASDAQ: PXMAX) (NASDAQ: PMABX) Putnam Michigan Tax Exempt Income Fund (NASDAQ: PXIMX) (NASDAQ: PMEBX) Putnam Mid Cap Value Fund (NASDAQ: PMVAX) (NASDAQ: PMVBX) (NASDAQ: PMPCX) Putnam Minnesota Tax Exempt Income Fund (NASDAQ: PXMNX) (NASDAQ: PMTBX) Putnam Money Market Fund (NASDAQ: PDDXX) (NASDAQ: PTBXX) (NASDAQ: PFCXX) (NASDAQ: PTMXX) Putnam Municipal Income Fund (NASDAQ: PTFHX) (NASDAQ: PFHBX) (NASDAQ: PMUMX) Putnam New Jersey Tax Exempt Income Fund (NASDAQ: PTNJX) (NASDAQ: PNJBX) Putnam New Opportunities Fund (NASDAQ: PNOPX) (NASDAQ: PNOBX) (NASDAQ: PNOMX) Putnam New Value Fund (NASDAQ: PANVX) (NASDAQ: PBNVX) (NASDAQ: PNVCX) (NASDAQ: PMNVX) Putnam New York Tax Exempt Income Fund (NASDAQ: PTEIX) (NASDAQ: PEIBX) Putnam New York Tax Exempt Opportunities Fund (NASDAQ: PTNHX) (NASDAQ: PTNBX) (NASDAQ: PNYMX) Putnam OTC & Emerging Growth Fund (NASDAQ: POEGX) (NASDAQ: POTBX) (NASDAQ: POEXC) (NASDAQ: POEMX) Putnam Ohio Tax Exempt Income Fund (NASDAQ: PHOHX) (NASDAQ: POXBX) Putnam Pennsylvania Tax Exempt Income Fund (NASDAQ: PTEPX) (NASDAQ: PPNBX) Putnam Research Fund (NASDAQ: PNRAX) (NASDAQ: PRFBX) (NASDAQ: PRACX) Putnam Small Cap Growth Fund (NASDAQ: PNSAX) Putnam Small Cap Value Fund (NASDAQ: PSLAX) (NASDAQ: PSLBX) (NASDAQ: PSLCX) (NASDAQ: PSLMX) Putnam Tax Exempt Income Fund (NASDAQ: PTAEX) (NASDAQ: PTBEX) (NASDAQ: PTXMX) Putnam Tax Exempt Money Market Fund (NASDAQ: PTXXX) Putnam Tax Smart Equity Fund (NASDAQ: PATSX) (NASDAQ: PBTSX) (NASDAQ: PCSMX) Putnam Tax-Free High Yield Fund (NASDAQ: PTHAX) (NASDAQ: PTHYX) (NASDAQ: PTYMX) Putnam Tax-Free Insured Fund (NASDAQ: PPNAX) (NASDAQ: PTFIX) Putnam U.S. Government Income Trust (NASDAQ: PGSIX) (NASDAQ: PGSBX) (NASDAQ: PGVCX) (NASDAQ: PGSMX) Putnam Utilities Growth and Income Fund (NASDAQ: PUGIX) (NASDAQ: PUTBX) (NASDAQ: PUTMX) Putnam Vista Fund (NASDAQ: PVISX) (NASDAQ: PVTBX) (NASDAQ: PCVFX) (NASDAQ: PVIMX) Putnam Voyager Fund (NASDAQ: PVOYX) (NASDAQ: PVOBX) (NASDAQ: PVFCX) (NASDAQ: PVOMX)

The **Wells Fargo** Preferred Funds include mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors, LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and **Wells Fargo** Mutual Funds.

The H.D. Vest Preferred Funds include mutual funds in the following mutual fund families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, **Wells Fargo** Funds, American Funds, and Franklin Templeton Investments.

The action is pending in the United States District Court for the **Northern** District of California against defendant **Wells Fargo** & Company and certain of its affiliated entities. The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push **Wells Fargo** Investments and H.D. Vest sales personnel to steer clients into purchasing certain **Wells Fargo** Funds and **Wells Fargo** and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to **Wells Fargo** and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. **Wells Fargo** Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.

The action also includes a subclass of persons who held any shares of **Wells Fargo** Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of **Wells Fargo**, **Wells Fargo** Funds Management, created further undisclosed material conflicts of interest by entering into **revenue sharing** agreements with brokers at **Wells Fargo** Investments and H.D. Vest to push investors into **Wells Fargo** Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.

The action includes a second subclass of persons who purchased a **Wells Fargo** Financial Plan that held **Wells Fargo** Funds. The **Wells Fargo** Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.

If you wish to discuss this action or have any questions concerning this notice or your rights or interests with respect to these matters, please contact Tzivia Brody at Stull, Stull & Brody by calling toll-free 1-800-337-4983, or by e-mail at SSBNY@aol.com, or by fax at 212/490-2022, or by writing to Stull, Stull & Brody, 6 East 45th Street, New York, NY 10017. You can also visit our website at www.ssbny.com.

Tzivia Brody, Esq.
Stull, Stull & Brody
toll-free 1-800-337-4983
Email Contact

---- INDEX REFERENCES ----

COMPANY: FMR CORP; WELLS FARGO AND CO; CIA LLC; FIDELITY INVESTMENT SERVICES LTD; PIONEER INVESTMENT MANAGEMENT INC; FIDELITY ABERDEEN STREET TRUST; PUTNAM VISTA FUND/NEW/; PUTNAM INVESTMENTS; PUTNAM DISCOVERY GROWTH FUND; PUTNAM TAX EXEMPT MONEY MARKET FUND; WELLS FARGO AND CO CALIFORNIA; PUTNAM VOYAGER FUND; FIDELITY SELECT PORTFOLIOS; VAN KAMPEN INVESTMENTS; WELLS FARGO INVESTMENTS LLC; WACHOVIA CORP; LIBERTY MUTUAL HOLDING CO INC; PUTNAM HEALTH SCIENCES TRUST; JAPAN FUND INC; FIDELITY INVESTMENT; DELAWARE INVESTMENTS; OPPENHEIMER TRANSITION 2010 FUND; FIDELITY INCOME FUND; PUTNAM NEW YORK TAX EXEMPT INCOME TRUST; FIDELITY INVESTMENTS; OPPENHEIMER FUNDS INC; OPPENHEIMER TRANSITION 2020 FUND; DREYFUS CORP (THE); ASSET MANAGEMENT; DELAWARE MANAGEMENT HOLDINGS CO INC; PUTNAM HIGH YIELD ADVANTAGE FUND; OPPENHEIMER TRANSITION 2030 FUND; EVERGREEN INVESTMENTS; PUTNAM INVESTORS FUND; PUTNAM GLOBAL NATURAL RESOURCES FUND; FIDELITY INVESTMENTS INSTITUTIONAL SERVICES CO INC; MICHIGAN COATING PRODUCTS; PUTNAM EUROPE EQUITY FUND; MARSH AND MCLENNAN

COS INC; FIDELITY FINANCIAL TRUST

NEWS SUBJECT: (Taxation (1TA10); Legal (1LE33); Major Corporations (1MA93); Economics & Trade (1EC26); Business Litigation (1BU04); Tax Law (1TA64); Government (1GO80); Business Lawsuits & Settlements (1BU19))

INDUSTRY: (Investment Management (1IN34); Personal Financial Planning (1PE18); Banking (1BA20); Financial Services Regulatory (1FI03); Accounting, Consulting & Legal Services (1AC73); Financial Services Products (1FI16); Mutual Funds (1MU87); Securities Investment (1SE57); Financial Services (1FI37))

REGION: (North America (1NO39); New York (1NE72); USA (1US73); Americas (1AM92); New England (1NE37); California (1CA98); Massachusetts (1MA15))

Language: EN.

OTHER INDEXING: (ALLIANCE BERNSTEIN INVESTMENT RESEARCH; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; ASSET MANAGEMENT; DELAWARE INVESTMENTS; DISTRIBUTORS INC; DREYFUS SERVICE CORP; EATON VANCE MANAGED INVESTMENTS; EMERGING GROWTH FUND; ESQ STULL; EVERGREEN INVESTMENTS; FEDERATED; FIDELITY INVESTMENTS; FULL SERVICE; GEORGE PUTNAM FUND; INVESTMENT; INVESTMENT MANAGEMENT; INVESTMENTS; JOHN HANCOCK FUNDS WELLS FARGO FUNDS; LLC; NASDAQ: AABCX; NASDAQ: EBERX; NASDAQ: PABAX; NASDAQ: PABBX; NASDAQ: PABMX; NASDAQ: PACAX; NASDAQ: PACBX; NASDAQ: PACCX; NASDAQ: PACMX; NASDAQ: PAEAX; NASDAQ: PAEBX; NASDAQ: PAECX; NASDAQ: PAGMX; NASDAQ: PAGVX; NASDAQ: PAMBX; NASDAQ: PAMMX; NASDAQ: PANVX; NASDAQ: PATSX; NASDAQ: PAZBX; NASDAQ: PBGBX; NASDAQ: PBLGX; NASDAQ: PBNVX; NASDAQ: PBTSX; NASDAQ: PCABX; NASDAQ: PCAMX; NASDAQ: PCAPX; NASDAQ: PCHSX; NASDAQ: PCHYX; NASDAQ: PCINX; NASDAQ: PCLMX; NASDAQ: PCNBX; NASDAQ: PCNMX; NASDAQ: PCOAX; NASDAQ: PCOCX; NASDAQ: PCONX; NASDAQ: PCSMX; NASDAQ: PCTBX; NASDAQ: PCTEX; NASDAQ: PCVFX; NASDAQ: PDDXX; NASDAQ: PDINX; NASDAQ: PDVCX; NASDAQ: PDVMX; NASDAQ: PEIBX; NASDAQ: PEIMX; NASDAQ: PEQBX; NASDAQ: PEQCX; NASDAQ: PEQMX; NASDAQ: PEQNX; NASDAQ: PEQUX; NASDAQ: PEUBX; NASDAQ: PEUGX; NASDAQ: PEUMX; NASDAQ: PFCXX; NASDAQ: PFHBX; NASDAQ: PFLBX; NASDAQ: PGEBX; NASDAQ: PGEMX; NASDAQ: PGEOX; NASDAQ: PGGIX; NASDAQ: PGGMX; NASDAQ: PGIBX; NASDAQ: PGIIX; NASDAQ: PGIMX; NASDAQ: PGLBX; NASDAQ: PGLMX; NASDAQ: PGNBX; NASDAQ: PGOMX; NASDAQ: PGPCX; NASDAQ: PGRIX; NASDAQ: PGRMX; NASDAQ: PGRWX; NASDAQ: PGSBX; NASDAQ: PGSIX; NASDAQ: PGSMX; NASDAQ: PGTCX; NASDAQ: PGVCX; NASDAQ: PHBBX; NASDAQ: PHIGX; NASDAQ: PHIMX; NASDAQ: PHLMX; NASDAQ: PHOHX; NASDAQ: PHSBX; NASDAQ: PHSTX; NASDAQ: PHYBX; NASDAQ: PHYIX; NASDAQ: PHYMX; NASDAQ: PIGCX; NASDAQ: PIGMX; NASDAQ: PIGRX; NASDAQ: PINCX; NASDAQ: PINMX; NASDAQ: PINOX; NASDAQ: PINVX; NASDAQ: PINWX; NASDAQ: PIOCX; NASDAQ: PIVMX; NASDAQ: PMABX; NASDAQ: PMEBX; NASDAQ: PMNVX; NASDAQ: PMPCX; NASDAQ: PMTBX; NASDAQ: PMUMX; NASDAQ: PMVAX; NASDAQ: PMVBX; NASDAQ: PNCBX; NASDAQ: PNCMX; NASDAQ: PNGAX; NASDAQ: PNJBX; NASDAQ: PNOBX; NASDAQ: PNOMX; NASDAQ: PNOPX; NASDAQ: PNRAX; NASDAQ: PNRBX; NASDAQ: PNSAX; NASDAQ: PNVAX; NASDAQ: PNVBX; NASDAQ: PNVCX; NASDAQ: PNVMX; NASDAQ: PNYMX; NASDAQ: POEGX; NASDAQ: POEMX; NASDAQ: POEXC; NASDAQ: POGAX; NASDAQ: POGBX; NASDAQ: POGCX; NASDAQ: POPBX; NASDAQ: POTBX; NASDAQ: POVBX; NASDAQ: POVMX; NASDAQ: POVSX; NASDAQ: POXBX; NASDAQ: PPNAX; NASDAQ: PPNBX; NASDAQ: PRACX; NASDAQ:

PRFBX; NASDAQ: PSIBX; NASDAQ: PSLAX; NASDAQ: PSLBX; NASDAQ: PSLCX; NASDAQ: PSLMX; NASDAQ: PTAEX; NASDAQ: PTAZX; NASDAQ: PTBEX; NASDAQ: PTBXX; NASDAQ: PTEIX; NASDAQ: PTEPX; NASDAQ: PTFHX; NASDAQ: PTFIX; NASDAQ: PTFLX; NASDAQ: PTHAX; NASDAQ: PTHYX; NASDAQ: PTMXX; NASDAQ: PTNBX; NASDAQ: PTNHX; NASDAQ: PTNJX; NASDAQ: PTXMX; NASDAQ: PTXXX; NASDAQ: PTYMX; NASDAQ: PUGCX; NASDAQ: PUGIX; NASDAQ: PUICX; NASDAQ: PUTBX; NASDAQ: PUTMX; NASDAQ: PUVCX; NASDAQ: PVFCX; NASDAQ: PVICX; NASDAQ: PVIIX; NASDAQ: PVIMX; NASDAQ: PVISX; NASDAQ: PVNBX; NASDAQ: PVOBX; NASDAQ: PVOMX; NASDAQ: PVOYX; NASDAQ: PVTBX; NASDAQ: PVYBX; NASDAQ: PVYCX; NASDAQ: PVYMX; NASDAQ: PXGIX; NASDAQ: PXIMX; NASDAQ: PXMAX; NASDAQ: PXMNX; NYSE: WFC; OPPENHEIMER FUNDS INC; PEYAX; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM; PUTNAM ARIZONA; PUTNAM ASSET; PUTNAM CALIFORNIA; PUTNAM CAPITAL OPPORTUNITIES FUND; PUTNAM DISCOVERY GROWTH FUND; PUTNAM EUROPE EQUITY FUND; PUTNAM FLORIDA; PUTNAM FUND; PUTNAM GLOBAL NATURAL RESOURCES FUND; PUTNAM GROWTH OPPORTUNITIES FUND; PUTNAM HEALTH SCIENCES TRUST; PUTNAM HIGH YIELD ADVANTAGE FUND; PUTNAM HIGH YIELD TRUST; PUTNAM INTERMEDIATE; PUTNAM INTL; PUTNAM INTERNATIONAL CAPITAL OPPORTUNITIES FUND; PUTNAM INVESTMENTS; PUTNAM INVESTORS FUND; PUTNAM MASSACHUSETTS; PUTNAM MICHIGAN; PUTNAM MID CAP; PUTNAM MINNESOTA; PUTNAM MONEY MARKET FUND; PUTNAM NEW YORK TAX EXEMPT INCOME FUND; PUTNAM NEW YORK TAX EXEMPT OPPORTUNITIES FUND; PUTNAM OHIO; PUTNAM OTC; PUTNAM PENNSYLVANIA; PUTNAM RESEARCH FUND; PUTNAM SMALL CAP; PUTNAM SMALL CAP GROWTH FUND; PUTNAM TAX; PUTNAM TAX FREE INSURED FUND; PUTNAM TAX EXEMPT MONEY MARKET FUND; PUTNAM UTILITIES; PUTNAM VISTA FUND; PUTNAM VOYAGER FUND; SCUDDER INVESTMENTS; STULL; STULL BRODY; STULL BRODY ANNOUNCES CLASS ACTION AGAINST; TEMPLETON INVESTMENTS; TZIVIA BRODY; US GOVERNMENT INCOME FUND; VAN KAMPEN INVESTMENTS; VAN KAMPEN INVESTMENTS AIM; VEST INVESTMENT SERVICES LLC; **WELLS FARGO**; **WELLS FARGO** CO; **WELLS FARGO** FINANCIAL; **WELLS FARGO** FINANCIAL PLAN; **WELLS FARGO** FUNDS; **WELLS FARGO** INVESTMENTS; **WELLS FARGO** INVESTMENTS LLC; **WELLS FARGO** MUTUAL FUNDS; **WELLS FARGO** PREFERRED FUNDS; **WELLS FARGO WELLS FARGO** FUNDS MANAGEMENT) (Franklin Templeton Investments.; Funds; Funds Distributors; H.D. Vest; Lincoln; Preferred Funds; Shelf-Space Funds; Unbeknownst) (NEW YORK, NY)
KEYWORDS: (Class Action); (Professional Services:Legal)

TICKER SYMBOL: AABCX:NASDAQ; EBERX:NASDAQ; PABAX:NASDAQ; PABBX:NASDAQ; PABMX:NASDAQ; PACAX:NASDAQ; PACBX:NASDAQ; PACCX:NASDAQ; PACMX:NASDAQ; PAEAX:NASDAQ; PAEBX:NASDAQ; PAECX:NASDAQ; PAGMX:NASDAQ; PAGVX:NASDAQ; PAMBX:NASDAQ; PAMMX:NASDAQ; PANVX:NASDAQ; PATSX:NASDAQ; PAZBX:NASDAQ; PBGBX:NASDAQ; PBLGX:NASDAQ; PBNVX:NASDAQ; PBTSX:NASDAQ; PCABX:NASDAQ; PCAMX:NASDAQ; PCAPX:NASDAQ; PCHSX:NASDAQ; PCHYX:NASDAQ; PCINX:NASDAQ; PCLMX:NASDAQ; PCNBX:NASDAQ; PCNMX:NASDAQ; PCOAX:NASDAQ; PCOCX:NASDAQ; PCONX:NASDAQ; PCSMX:NASDAQ; PCTBX:NASDAQ; PCTEX:NASDAQ; PCVFX:NASDAQ; PDDXX:NASDAQ; PDINX:NASDAQ; PDVCX:NASDAQ; PDVMX:NASDAQ; PEIBX:NASDAQ; PEIMX:NASDAQ; PEQBX:NASDAQ; PEQCX:NASDAQ; PEQMX:NASDAQ; PEQNX:NASDAQ; PEQUX:NASDAQ; PEUBX:NASDAQ; PEUGX:NASDAQ; PEUMX:NASDAQ; PEYAX:NASDAQ; PFCXX:NASDAQ; PFHBX:NASDAQ; PFLBX:NASDAQ; PGEBX:NASDAQ; PGEMX:NASDAQ; PGEOX:NASDAQ; PGGIX:NASDAQ; PGGMX:NASDAQ; PGIBX:NASDAQ; PGIIX:NASDAQ; PGIMX:NASDAQ; PGLBX:NASDAQ; PGLMX:NASDAQ; PGNBX:NASDAQ; PGOMX:NASDAQ; PGPCX:NASDAQ; PGRIX:NASDAQ; PGRMX:NASDAQ; PGRWX:NASDAQ; PGS-

BX:NASDAQ; PGSIX:NASDAQ; PGSMX:NASDAQ; PGTCX:NASDAQ; PGVCX:NASDAQ; PHBBX:NASDAQ; PHIGX:NASDAQ; PHIMX:NASDAQ; PHLMX:NASDAQ; PHOHX:NASDAQ; PHSBX:NASDAQ; PHSTX:NASDAQ; PHYBX:NASDAQ; PHYIX:NASDAQ; PHYMX:NASDAQ; PIGCX:NASDAQ; PIG-MX:NASDAQ; PIGRX:NASDAQ; PINCX:NASDAQ; PINMX:NASDAQ; PINOX:NASDAQ; PINVX:NASDAQ; PINWX:NASDAQ; PIOCX:NASDAQ; PIVMX:NASDAQ; PMABX:NASDAQ; PMEBX:NASDAQ; PMN-VX:NASDAQ; PMPCX:NASDAQ; PMTBX:NASDAQ; PMUMX:NASDAQ; PMVAX:NASDAQ; PMVBX:NASDAQ; PNCBX:NASDAQ; PNCMX:NASDAQ; PNGAX:NASDAQ; PNJBX:NASDAQ; PNOBX:NASDAQ; PNOMX:NASDAQ; PNOPX:NASDAQ; PNRAX:NASDAQ; PNRBX:NASDAQ; PNSAX:NASDAQ; PN-VAX:NASDAQ; PNVBX:NASDAQ; PNVCX:NASDAQ; PNVMX:NASDAQ; PNYMX:NASDAQ; POEGX:NASDAQ; POEMX:NASDAQ; POEXC:NASDAQ; POGAX:NASDAQ; POGBX:NASDAQ; POGCX:NASDAQ; POP-BX:NASDAQ; POTBX:NASDAQ; POVBX:NASDAQ; POVMX:NASDAQ; POVSX:NASDAQ; POXBX:NASDAQ; PPNAX:NASDAQ; PPNBX:NASDAQ; PRACX:NASDAQ; PRFBX:NASDAQ; PSIBX:NASDAQ; PSLAX:NASDAQ; PSLBX:NASDAQ; PSLCX:NASDAQ; PSLMX:NASDAQ; PTAEX:NASDAQ; PTAZX:NASDAQ; PTBEX:NASDAQ; PTBXX:NASDAQ; PTEIX:NASDAQ; PTEPX:NASDAQ; PTF-HX:NASDAQ; PTFIX:NASDAQ; PTFLX:NASDAQ; PTHAX:NASDAQ; PTHYX:NASDAQ; PTMXX:NASDAQ; PTNBX:NASDAQ; PTNHX:NASDAQ; PTNJX:NASDAQ; PTXMX:NASDAQ; PTXXX:NASDAQ; PTYMX:NASDAQ; PUGCX:NASDAQ; PUGIX:NASDAQ; PUICX:NASDAQ; PUTBX:NASDAQ; PUT-MX:NASDAQ; PUVCX:NASDAQ; PVFCX:NASDAQ; PVICX:NASDAQ; PVIIX:NASDAQ; PVIMX:NASDAQ; PVISX:NASDAQ; PVNBX:NASDAQ; PVOBX:NASDAQ; PVOMX:NASDAQ; PVOYX:NASDAQ; PVT-BX:NASDAQ; PVYBX:NASDAQ; PVYCX:NASDAQ; PVYMX:NASDAQ; PXGIX:NASDAQ; PXIMX:NASDAQ; PXMAX:NASDAQ; PXMNX:NASDAQ; WFC:NYSE

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11/15/05 INTERNETWIRE 00:00:00
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11/16/05 Internet Wire 00:00:00

Market Wire
Copyright 2005 Market Wire, Incorporated

November 16, 2005

Stull, Stull & Brody Announces Class Action Against **Wells Fargo** & Company on Behalf of Those Who Purchased MFS Mutual Funds From **Wells Fargo**

NEW YORK, NY 11/16/05 NEW YORK, NY, 11/16/05 / MARKET WIRE/ -- Notice is hereby given that a class action lawsuit was filed on November 4, 2005 in the United States District Court for the **Northern District** of California against **Wells Fargo** & Company (NYSE: WFC) and certain of its affiliates, on behalf of those who purchased MFS mutual funds from **Wells Fargo** Investments, LLC ("**Wells Fargo** Investments") or H.D. Vest Investment Services, LLC ("H.D. Vest") during the period between June 30, 2000 and June 8, 2005, inclusive (the "Class Period").

If you purchased MFS mutual funds, **Wells Fargo** mutual funds, or any funds participating in the **Wells Fargo** and H.D. Vest **revenue sharing** programs ("**Wells Fargo** Preferred Funds" and "H.D. Vest Preferred Funds," as defined below) through a **Wells Fargo** Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class member's claim is typical of the claims of other class members, and that the class member will adequately represent the class. Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Stull, Stull & Brody, or other counsel of your choice, to serve as your counsel in this action. Stull, Stull & Brody has litigated many class actions for violations of securities laws in federal courts over the past 30 years and has obtained court approval of substantial settlements on numerous occasions. Stull, Stull & Brody maintains offices in both New York and Los Angeles.

The MFS mutual funds and their respective symbols are as follows:

MFS Capital Opportunities Fund (NASDAQ: MCOFX), (NASDAQ: MCOBX), (NASDAQ: MCOCX), (NASDAQ: MFCRX), (NASDAQ: MCOTX), (NASDAQ: EACOX), (NASDAQ: EBCOX), (NASDAQ: ECCOX), (NASDAQ: MCOIX) MFS Core Growth Fund (NASDAQ: MFCAX), (NASDAQ: MFCBX), (NASDAQ: MFCCX), (NASDAQ: MCFRX), (NASDAQ: MCRRX), (NASDAQ: MFCIX) MFS

Emerging Growth Fund (NASDAQ: MEGRX), (NASDAQ: MEGBX), (NASDAQ: MFECX), (NASDAQ: MFERX), (NASDAQ: MEGRX), (NASDAQ: EAGRX), (NASDAQ: EBEGX), (NASDAQ: ECEGX), (NASDAQ: MFEGX), (NASDAQ: MFEIX) MFS Growth Opportunities Fund (NASDAQ: MGOFX), (NASDAQ: MGOBX) MFS Large Cap Growth Fund (NASDAQ: MCGAX), (NASDAQ: MCGBX) MFS Managed Sectors Fund (NASDAQ: MMNSX), (NASDAQ: MSEBX), (NASDAQ: MMNCX) MFS Mid Cap Growth Fund (NASDAQ: OTCAX), (NASDAQ: OTCBX), (NASDAQ: OTCCX), (NASDAQ: MMCRX), (NASDAQ: MCPRX), (NASDAQ: EAMCX), (NASDAQ: EBCGX), (NASDAQ: ECGRX), (NASDAQ: OTCIX) MFS New Discovery Fund (NASDAQ: MNDAX), (NASDAQ: MNDBX), (NASDAQ: MNDCX), (NASDAQ: MFNRX), (NASDAQ: MNDRX), (NASDAQ: EANDX), (NASDAQ: EBNDX), (NASDAQ: ECNDX), (NASDAQ: MNDIX) MFS New Endeavor Fund (NASDAQ: MECAX), (NASDAQ: MECBX), (NASDAQ: MECCX), (NASDAQ: MNERX), (NASDAQ: MENRX), (NASDAQ: MECIX) MFS Research Fund (NASDAQ: MFRFX), (NASDAQ: MFRBX), (NASDAQ: MFRCX), (NASDAQ: MFRRX), (NASDAQ: MSRRX), (NASDAQ: EARFX), (NASDAQ: EBRFX), (NASDAQ: ECRFX) MFS Strategic Growth Fund (NASDAQ: MFSGX), (NASDAQ: MSBGX), (NASDAQ: MFGCX), (NASDAQ: MSGRX), (NASDAQ: MSTRX), (NASDAQ: EASGX), (NASDAQ: EBSGX), (NASDAQ: ECSGX), (NASDAQ: MS-GIX) MFS Technology Fund (NASDAQ: MTCAX), (NASDAQ: MTCBX), (NASDAQ: MTCCX), (NASDAQ: MTQRX), (NASDAQ: MTERX), (NASDAQ: MTCIX) Massachusetts Investors Growth Stock (NASDAQ: MIGFX), (NASDAQ: MIGBX), (NASDAQ: MIGDX), (NASDAQ: MIGRX), (NASDAQ: MIRGX), (NASDAQ: EISTX), (NASDAQ: EMIVX), (NASDAQ: EMICX), (NASDAQ: MGTIX) MFS Mid Cap Value Fund (NASDAQ: MVCAX), (NASDAQ: MCBVX), (NASDAQ: MVCCX), (NASDAQ: MMVRX), (NASDAQ: MCVRX), (NASDAQ: EACVX), (NASDAQ: EBCVX), (NASDAQ: EC-CVX), (NASDAQ: MCVIX) MFS Research Growth and Income Fund (NASDAQ: MRGAX), (NASDAQ: MRGBX), (NASDAQ: MRGCX), (NASDAQ: MGIRX), (NASDAQ: MRERX), (NASDAQ: MR-GRX) MFS Strategic Value Fund (NASDAQ: MSVTX), (NASDAQ: MSVCX), (NASDAQ: MQSVX), (NASDAQ: MSVRX), (NASDAQ: MVSRX), (NASDAQ: EASVX), (NASDAQ: EBSVX), (NASDAQ: EC-SVX), (NASDAQ: MSVLX), (NASDAQ: MISVX) MFS Total Return Fund (NASDAQ: MSFRX), (NASDAQ: MTRBX), (NASDAQ: MTRCX), (NASDAQ: MFTRX), (NASDAQ: MTRRX), (NASDAQ: EATRX), (NASDAQ: EBTRX), (NASDAQ: ECTRX), (NASDAQ: MTRIX) MFS Union Standard Equity Fund (NASDAQ: MUEAX), (NASDAQ: MUSBX), (NASDAQ: MUECX), (NASDAQ: MUSEX) MFS Utilities Fund (NASDAQ: MMUFX), (NASDAQ: MMUBX), (NASDAQ: MMUCX), (NASDAQ: MMURX), (NASDAQ: MURRX), (NASDAQ: MMUIX) MFS Value Fund (NASDAQ: MEIAX), (NASDAQ: MFEBX), (NASDAQ: MEICX), (NASDAQ: MFVRX), (NASDAQ: MVRRX), (NASDAQ: EAVLX), (NASDAQ: EBVLX), (NASDAQ: ECVLX), (NASDAQ: MEIIX) Massachusetts Investors Trust (NASDAQ: MITTX), (NASDAQ: MITBX), (NASDAQ: MITCX), (NASDAQ: MITRX), (NASDAQ: MIRTX), (NASDAQ: EAMTX), (NASDAQ: EBMTX), (NASDAQ: ECITX), (NASDAQ: MITIX) MFS Aggressive Growth Allocation Fund (NASDAQ: MAAGX), (NASDAQ: MBAGX), (NASDAQ: MCAGX), (NASDAQ: MAARX), (NASDAQ: MAWAX), (NASDAQ: EAGTX), (NASDAQ: EBAAX), (NASDAQ: ECAAX), (NASDAQ: MIAGX) MFS Conservative Allocation Fund (NASDAQ: MACFX), (NASDAQ: MACBX), (NASDAQ: MACVX), (NASDAQ: MACRX), (NASDAQ: MCARX), (NASDAQ: ECLAX), (NASDAQ: EBCAX), (NASDAQ: ECACX), (NASDAQ: MACIX) MFS Growth Allocation Fund (NASDAQ: MAGWX), (NASDAQ: MBGWX), (NASDAQ: MCGWX), (NASDAQ: MGARX), (NASDAQ: MGALX), (NASDAQ: EAGWX), (NASDAQ: EBGWX), (NASDAQ: ECGWX), (NASDAQ: MGWIX) MFS Moderate Allocation Fund (NASDAQ: MAMAX), (NASDAQ: MMABX), (NASDAQ: MMACX), (NASDAQ: MAMRX), (NASDAQ: MARRX), (NASDAQ: MAMDX), (NASDAQ: EBMDX), (NASDAQ: ECMAX), (NASDAQ: MMAIX) MFS Bond Fund (NASDAQ: MFBFX), (NASDAQ: MFBBX), (NASDAQ:

MFBCX), (NASDAQ: MFBRX), (NASDAQ: MBRRX), (NASDAQ: EABDX), (NASDAQ: EBBDX), (NASDAQ: ECBDX, (NASDAQ: MBDIX) MFS Emerging Markets Debt Fund (NASDAQ: MEDAX), (NASDAQ: MEDBX), (NASDAQ: MEDCX), (NASDAQ: MEDIX) MFS Government Limited Maturity Fund (NASDAQ: MGLFX), (NASDAQ: MGLBX), (NASDAQ: MGLCX) MFS Government Mortgage Fund (NASDAQ: MGMTX), (NASDAQ: MGTBX), (NASDAQ: MGMIX) MFS Government Securities Fund (NASDAQ: MFGSX), (NASDAQ: MFGBX), (NASDAQ: MFGDX), (NASDAQ: MGSRX), (NASDAQ: MGVSX), (NASDAQ: EAGSX), (NASDAQ: EBGSX), (NASDAQ: ECGSX) MFS High Income Fund (NASDAQ: MHITX), (NASDAQ: MHIBX), (NASDAQ: MHICX), (NASDAQ: EAHIX), (NASDAQ: EMH-BX), (NASDAQ: EMHCX), (NASDAQ: MHIIX), (NASDAQ: MHIRX) MFS High Yield Opportunit-ies Fund (NASDAQ: MHOAX), (NASDAQ: MHOBX), (NASDAQ: MHOCX), (NASDAQ: MHOIX) MFS Intermediate Investment Grade Bond Fund (NASDAQ: MGBFX), (NASDAQ: MGBVX), (NASDAQ: MGBCX), (NASDAQ: MGBEX), (NASDAQ: MIBRX) MFS Limited Maturity Fund (NASDAQ: MQLFX), (NASDAQ: MQLBX), (NASDAQ: MQLCX), (NASDAQ: EALMX), (NASDAQ: EBLMX), (NASDAQ: ELDCX), (NASDAQ: MLDRX) MFS Research Bond Fund (NASDAQ: MRBFX), (NASDAQ: MRBBX), (NASDAQ: MRBCX), (NASDAQ: EARBX), (NASDAQ: EBRBX), (NASDAQ: ECRBX), (NASDAQ: MRBIX), (NASDAQ: MRBRX) MFS Strategic Income Fund (NASDAQ: MFI-OX), (NASDAQ: MIOBX), (NASDAQ: MIOCX), (NASDAQ: MFIIX) MFS Alabama Municipal Bond Fund (NASDAQ: MFALX), (NASDAQ: MBABX) MFS Arkansas Municipal Bond Fund (NASDAQ: MFARX), (NASDAQ: MBARX) MFS California Municipal Bond Fund (NASDAQ: MCFTX), (NASDAQ: MBCAX), (NASDAQ: MCCAX) MFS Florida Municipal Bond Fund (NASDAQ: MFFLX), (NASDAQ: MBFLX) MFS Georgia Municipal Bond Fund (NASDAQ: MMGAX), (NASDAQ: MBGAX) MFS Maryland Municipal Bond Fund (NASDAQ: MFSMX), (NASDAQ: MBMDX) MFS Massachu-setts Municipal Bond Fund (NASDAQ: MFSSX), (NASDAQ: MBMAX) MFS Mississippi Muni-cipal Bond Fund (NASDAQ: MISSX), (NASDAQ: MBMSX) MFS Municipal Bond Fund (NASDAQ: MMBFX), (NASDAQ: MMBBX) MFS Municipal Limited Maturity Fund (NASDAQ: MTLFX), (NASDAQ: MTLBX), (NASDAQ: MTLCX) MFS New York Municipal Bond Fund (NASDAQ: MSNYX), (NASDAQ: MBNYX), (NASDAQ: MCNYX) MFS North Carolina Municipal Bond Fund (NASDAQ: MSNCX), (NASDAQ: MBNCX), (NASDAQ: MCNCX) MFS Pennsylvania Municipal Bond Fund (NASDAQ: MFPAX), (NASDAQ: MBPAX) MFS South Carolina Municipal Bond Fund (NASDAQ: MFSCX), (NASDAQ: MBSCX) MFS Tennessee Municipal Bond Fund (NASDAQ: MST-NX), (NASDAQ: MBTNX) MFS Virginia Municipal Bond Fund (NASDAQ: MSVAX), (NASDAQ: MBVAX), (NASDAQ: MVACX) MFS West Virginia Municipal Bond Fund (NASDAQ: MFWVX), (NASDAQ: MBWVX) MFS Emerging Markets Equity Fund (NASDAQ: MEMAX), (NASDAQ: MEMCX), (NASDAQ: MEMIX), (NASDAQ: MEMBX) MFS Global Equity Fund (NASDAQ: MWEFX), (NASDAQ: MWEBX), (NASDAQ: MWECX), (NASDAQ: MWEIX), (NASDAQ: MGERX) MFS Global Growth Fund (NASDAQ: MWOFX), (NASDAQ: MWOBX), (NASDAQ: MWOCX), (NASDAQ: MWOIX), (NASDAQ: MGLRX) MFS Global Total Return Fund (NASDAQ: MFWTX), (NASDAQ: MFWBX), (NASDAQ: MFWCX), (NASDAQ: MFWIX), (NASDAQ: MGRRX) MFS International Growth Fund (NASDAQ: MGRAX), (NASDAQ: MGRBX), (NASDAQ: MGRCX), (NASDAQ: MQGIX) MFS International New Discovery Fund (NASDAQ: MIDAX), (NASDAQ: MIDBX), (NASDAQ: MIDCX), (NASDAQ: EAIDX), (NASDAQ: EBIDX), (NASDAQ: ECIDX), (NASDAQ: MWNIX), (NASDAQ: MINRX) MFS International Value Fund (NASDAQ: MGIAX), (NASDAQ: MGIBX), (NASDAQ: MGICX), (NASDAQ: MINIX) MFS Research International Fund (NASDAQ: MRSAX), (NASDAQ: MRIBX), (NASDAQ: MRICX), (NASDAQ: EARSX), (NASDAQ: EBRIX), (NASDAQ: ECRIX), (NASDAQ: MR-SIX), (NASDAQ: MRIRX)

The Wells Fargo Preferred Funds include mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors, LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and Wells Fargo Mutual Funds.
The H.D. Vest Preferred Funds include mutual funds in the following mutual fund families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, Wells Fargo Funds, American Funds, and Franklin Templeton Investments.

The action is pending in the United States District Court for the Northern District of California against defendant Wells Fargo & Company and certain of its affiliated entities. The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push Wells Fargo Investments and H.D. Vest sales personnel to steer clients into purchasing certain Wells Fargo Funds and Wells Fargo and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to Wells Fargo and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. Wells Fargo Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.

The action also includes a subclass of persons who held any shares of Wells Fargo Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of Wells Fargo, Wells Fargo Funds Management, created further undisclosed material conflicts of interest by entering into revenue sharing agreements with brokers at Wells Fargo Investments and H.D. Vest to push investors into Wells Fargo Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.

The action includes a second subclass of persons who purchased a Wells Fargo Financial Plan that held Wells Fargo Funds. The Wells Fargo Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Manage-

ment accounts, WellsChoice account, and WellsSelect account.
If you wish to discuss this action or have any questions concerning this notice or your rights or interests with respect to these matters, please contact Tzivia Brody at Stull, Stull & Brody by calling toll-free 1-800-337-4983, or by e-mail at SSBNY@aol.com, or by fax at 212/490-2022, or by writing to Stull, Stull & Brody, 6 East 45th Street, New York, NY 10017. You can also visit our website at www.ssbny.com.

Contact:
Tzivia Brody
Stull, Stull & Brody
1-800-337-4983
Email Contact
Fax: 212/490-2022
www.ssbny.com.

---- INDEX REFERENCES ----

COMPANY: FMR CORP; WELLS FARGO AND CO; MFS MANAGED SECTORS FUND; MFS RESEARCH FUND; CIA LLC; FIDELITY INVESTMENT SERVICES LTD; FIDELITY ABERDEEN STREET TRUST; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; WELLS FARGO AND CO CALIFORNIA; FIDELITY SELECT PORTFOLIOS; WELLS FARGO INVESTMENTS LLC; MASSACHUSETTS INVESTORS TRUST; WACHOVIA CORP; JAPAN FUND INC; DELAWARE INVESTMENTS; FIDELITY INVESTMENT; OPPENHEIMER TRANSITION 2010 FUND; FIDELITY INCOME FUND; MFS GOVERNMENT LIMITED MATURITY FUND; FIDELITY INVESTMENTS; OPPENHEIMER FUNDS INC; DREYFUS CORP (THE); OPPENHEIMER TRANSITION 2020 FUND; DELAWARE MANAGEMENT HOLDINGS CO INC; ASSET MANAGEMENT; OPPENHEIMER TRANSITION 2030 FUND; EVERGREEN INVESTMENTS; MFS INVESTMENT MANAGEMENT; FIDELITY INVESTMENTS INSTITUTIONAL SERVICES CO INC; MFS GOVERNMENT SECURITIES FUND; MICHIGAN COATING PRODUCTS; MARSH AND MCLENNAN COS INC; FIDELITY FINANCIAL TRUST

NEWS SUBJECT: (Legal (1LE33); Major Corporations (1MA93); Economics & Trade (1EC26); Business Litigation (1BU04); Government (1GO80); Business Lawsuits & Settlements (1BU19); Financial Markets (1FI87))

INDUSTRY: (Investment Management (1IN34); Personal Financial Planning (1PE18); Banking (1BA20); Financial Services Regulatory (1FI03); Financial Services Products (1FI16); Mutual Funds (1MU87); Securities Investment (1SE57); Financial Services (1FI37))

REGION: (North America (1NO39); New York (1NE72); USA (1US73); Americas (1AM92); New England (1NE37); California (1CA98); Massachusetts (1MA15))

Language: EN

OTHER INDEXING: (ALLIANCE BERNSTEIN INVESTMENT RESEARCH; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; ASSET MANAGEMENT; CAROLINA MUNICIPAL BOND FUND; DELAWARE INVESTMENTS; DISTRIBUTORS INC; DREYFUS SERVICE CORP; EATON VANCE MANAGED INVESTMENTS; EVERGREEN INVESTMENTS; FEDERATED; FIDELITY INVESTMENTS; FULL SERVICE; INVESTMENT; INVESTMENTS; JOHN HANCOCK FUNDS **WELLS FARGO** FUNDS; LLC; MASSACHUSETTS INVESTORS; MASSACHUSETTS INVESTORS TRUST; MFS; MFS AGGRESSIVE GROWTH ALLOCATION FUND; MFS ALABAMA MUNICIPAL BOND FUND; MFS ARKANSAS MUNICIPAL BOND FUND; MFS BOND FUND; MFS CALIFORNIA MUNICIPAL BOND FUND; MFS CAPITAL OPPORTUNITIES FUND; MFS CONSERVATIVE ALLOCATION FUND; MFS CORE GROWTH FUND; MFS EMERGING GROWTH FUND; MFS EMERGING MARKETS DEBT FUND; MFS EMERGING MARKETS EQUITY FUND; MFS FLORIDA MUNICIPAL BOND FUND; MFS GEORGIA MUNICIPAL BOND FUND; MFS GLOBAL EQUITY FUND; MFS GLOBAL GROWTH FUND; MFS GLOBAL TOTAL RETURN FUND; MFS GOVERNMENT LIMITED MATURITY FUND; MFS GOVERNMENT MORTGAGE FUND; MFS GOVERNMENT SECURITIES FUND; MFS GROWTH ALLOCATION FUND; MFS GROWTH OPPORTUNITIES FUND; MFS HIGH INCOME FUND; MFS HIGH YIELD OPPORTUNITIES FUND; MFS INTERMEDIATE INVESTMENT GRADE BOND FUND; MFS INTL; MFS INTERNATIONAL GROWTH FUND; MFS INVESTMENT; MFS INVESTMENT MANAGEMENT VAN KAMPEN INVESTMENTS; MFS LARGE CAP GROWTH FUND; MFS LIMITED MATURITY FUND; MFS MANAGED SECTORS FUND; MFS MARYLAND MUNICIPAL BOND FUND; MFS MASSACHUSETTS MUNICIPAL BOND FUND; MFS MID CAP; MFS MID CAP GROWTH FUND; MFS MISSISSIPPI MUNICIPAL BOND FUND; MFS MODERATE ALLOCATION FUND; MFS MUNICIPAL BOND FUND; MFS MUNICIPAL LIMITED MATURITY FUND; MFS NEW YORK MUNICIPAL BOND FUND; MFS NORTH; MFS PENNSYLVANIA MUNICIPAL BOND FUND; MFS RESEARCH; MFS RESEARCH BOND FUND; MFS RESEARCH FUND; MFS RESEARCH INTERNATIONAL FUND; MFS SOUTH; MFS STRATEGIC; MFS STRATEGIC GROWTH FUND; MFS STRATEGIC INCOME FUND; MFS TECHNOLOGY FUND; MFS TENNESSEE MUNICIPAL BOND FUND; MFS TOTAL RETURN FUND; MFS UNION STANDARD EQUITY FUND; MFS UTILITIES FUND; MFS VALUE FUND; MFS VIRGINIA MUNICIPAL BOND FUND; MFS WEST; NASDAQ: EABDX; NASDAQ: EACOX; NASDAQ: EACVX; NASDAQ: EAGRX; NASDAQ: EAGSX; NASDAQ: EAGTX; NASDAQ: EAGWX; NASDAQ: EAHIX; NASDAQ: EAIDX; NASDAQ: EALMX; NASDAQ: EAMCX; NASDAQ: EAMTX; NASDAQ: EANDX; NASDAQ: EARBX; NASDAQ: EARFX; NASDAQ: EARSX; NASDAQ: EASGX; NASDAQ: EASVX; NASDAQ: EATRX; NASDAQ: EAVLX; NASDAQ: EBAAX; NASDAQ: EBBDX; NASDAQ: EBCAX; NASDAQ: EBCGX; NASDAQ: EBCOX; NASDAQ: EBCVX; NASDAQ: EBEGX; NASDAQ: EBGSX; NASDAQ: EBGWX; NASDAQ: EBIDX; NASDAQ: EBLMX; NASDAQ: EBMDX; NASDAQ: EBMTX; NASDAQ: EBNDX; NASDAQ: EBRBX; NASDAQ: EBRFX; NASDAQ: EBRIX; NASDAQ: EBSGX; NASDAQ: EBSVX; NASDAQ: EBTRX; NASDAQ: EBVLX; NASDAQ: ECAAX; NASDAQ: ECACX; NASDAQ: ECBDX; NASDAQ: ECCOX; NASDAQ: ECCVX; NASDAQ: ECEGX; NASDAQ: ECGRX; NASDAQ: ECGSX; NASDAQ: ECGWX; NASDAQ: ECIDX; NASDAQ: ECITX; NASDAQ: ECLAX; NASDAQ: ECMAX; NASDAQ: ECNDX; NASDAQ: ECRBX; NASDAQ: ECRFX; NASDAQ: ECRIX; NASDAQ: ECSGX; NASDAQ: ECSVX; NASDAQ: ECTRX; NASDAQ: ECVLX; NASDAQ: EISTX; NASDAQ: ELDCX; NASDAQ: EMHBX; NASDAQ: EMHCX; NASDAQ: EMICX; NASDAQ: EMIVX; NASDAQ: MAAGX; NASDAQ: MAARX; NASDAQ: MACBX; NASDAQ: MACFX; NASDAQ: MACIX; NASDAQ: MACRX; NASDAQ: MACVX; NASDAQ: MAGWX; NASDAQ: MAMAX; NASDAQ: MAMDX; NASDAQ: MAMRX; NASDAQ: MARRX; NASDAQ: MAWAX; NASDAQ: MBABX; NASDAQ: MBAGX; NASDAQ: MBARX; NASDAQ: MBCAX; NASDAQ: MBDIX; NASDAQ: MBFLX; NASDAQ: MBGAX; NASDAQ: MBGWX; NASDAQ: MBMAX; NASDAQ: MBMDX; NASDAQ: MBMSX; NASDAQ: MBNCX; NASDAQ: MBNYX; NASDAQ: MBPAX; NASDAQ: MBRRX; NASDAQ: MBSCX; NASDAQ: MBTNX; NASDAQ: MBVAX; NASDAQ: MBWVX; NASDAQ: MCAGX; NASDAQ: MCARX; NASDAQ: MCBVX; NASDAQ: MCCAX; NASDAQ: MCFRX; NASDAQ: MCFTX; NASDAQ: MCGAX; NASDAQ:

MCGBX; NASDAQ: MCGWX; NASDAQ: MCNCX; NASDAQ: MCNYX; NASDAQ: MCOBX; NASDAQ: MCOCX; NASDAQ: MCOFX; NASDAQ: MCOIX; NASDAQ: MCOTX; NASDAQ: MCPRX; NASDAQ: MCRRX; NASDAQ: MCVIX; NASDAQ: MCVRX; NASDAQ: MECAX; NASDAQ: MECBX; NASDAQ: MECCX; NASDAQ: MECIX; NASDAQ: MEDAX; NASDAQ: MEDBX; NASDAQ: MEDCX; NASDAQ: MEDIX; NASDAQ: MEGBX; NASDAQ: MEGRX; NASDAQ: MEIAX; NASDAQ: MEICX; NASDAQ: MEIIX; NASDAQ: MEMAX; NASDAQ: MEMBX; NASDAQ: MEMCX; NASDAQ: MEMIX; NASDAQ: MENRX; NASDAQ: MFALX; NASDAQ: MFARX; NASDAQ: MFBBX; NASDAQ: MFBCX; NASDAQ: MFBFX; NASDAQ: MFBRX; NASDAQ: MFCAX; NASDAQ: MFCBX; NASDAQ: MFCCX; NASDAQ: MFCIX; NASDAQ: MFCRX; NASDAQ: MFEBX; NASDAQ: MFECX; NASDAQ: MFEGX; NASDAQ: MFEIX; NASDAQ: MFERX; NASDAQ: MFFLX; NASDAQ: MFGBX; NASDAQ: MFGCX; NASDAQ: MFGDX; NASDAQ: MFGSX; NASDAQ: MFIIX; NASDAQ: MFIOX; NASDAQ: MFNRX; NASDAQ: MFPAX; NASDAQ: MFRBX; NASDAQ: MFRCX; NASDAQ: MFRFX; NASDAQ: MFRRX; NASDAQ: MFSCX; NASDAQ: MFSGX; NASDAQ: MFSMX; NASDAQ: MFSSX; NASDAQ: MFTRX; NASDAQ: MFVRX; NASDAQ: MFWBX; NASDAQ: MFWCX; NASDAQ: MFWIX; NASDAQ: MFWTX; NASDAQ: MFWVX; NASDAQ: MGALX; NASDAQ: MGARX; NASDAQ: MGBCX; NASDAQ: MGBEX; NASDAQ: MGBFX; NASDAQ: MGBVX; NASDAQ: MGERX; NASDAQ: MGIAX; NASDAQ: MGIBX; NASDAQ: MGICX; NASDAQ: MGIRX; NASDAQ: MGLBX; NASDAQ: MGLCX; NASDAQ: MGLFX; NASDAQ: MGLRX; NASDAQ: MGMIX; NASDAQ: MGMTX; NASDAQ: MGOBX; NASDAQ: MGOFX; NASDAQ: MGRAX; NASDAQ: MGRBX; NASDAQ: MGRCX; NASDAQ: MGRRX; NASDAQ: MGSRX; NASDAQ: MGTBX; NASDAQ: MGTIX; NASDAQ: MGVSX; NASDAQ: MGWIX; NASDAQ: MHIBX; NASDAQ: MHICX; NASDAQ: MHIIX; NASDAQ: MHIRX; NASDAQ: MHITX; NASDAQ: MHOAX; NASDAQ: MHOBX; NASDAQ: MHOCX; NASDAQ: MHOIX; NASDAQ: MIAGX; NASDAQ: MIBRX; NASDAQ: MIDAX; NASDAQ: MIDBX; NASDAQ: MIDCX; NASDAQ: MIGBX; NASDAQ: MIGDX; NASDAQ: MIGFX; NASDAQ: MIGRX; NASDAQ: MINIX; NASDAQ: MINRX; NASDAQ: MIOBX; NASDAQ: MIOCX; NASDAQ: MIRGX; NASDAQ: MIRTX; NASDAQ: MISSX; NASDAQ: MISVX; NASDAQ: MITBX; NASDAQ: MITCX; NASDAQ: MITIX; NASDAQ: MITRX; NASDAQ: MITTX; NASDAQ: MLDRX; NASDAQ: MMABX; NASDAQ: MMACX; NASDAQ: MMAIX; NASDAQ: MMBBX; NASDAQ: MMBFX; NASDAQ: MMCRX; NASDAQ: MMGAX; NASDAQ: MMNCX; NASDAQ: MMNSX; NASDAQ: MMUBX; NASDAQ: MMUCX; NASDAQ: MMUFX; NASDAQ: MMUIX; NASDAQ: MMURX; NASDAQ: MMVRX; NASDAQ: MNDAX; NASDAQ: MNDBX; NASDAQ: MNDCX; NASDAQ: MNDIX; NASDAQ: MNDRX; NASDAQ: MNERX; NASDAQ: MQGIX; NASDAQ: MQLBX; NASDAQ: MQLCX; NASDAQ: MQLFX; NASDAQ: MQSVX; NASDAQ: MRBBX; NASDAQ: MRBCX; NASDAQ: MRBFX; NASDAQ: MRBIX; NASDAQ: MRBRX; NASDAQ: MRERX; NASDAQ: MRGAX; NASDAQ: MRGBX; NASDAQ: MRGCX; NASDAQ: MRGRX; NASDAQ: MRIBX; NASDAQ: MRICX; NASDAQ: MRIRX; NASDAQ: MRSAX; NASDAQ: MRSIX; NASDAQ: MSBGX; NASDAQ: MSEBX; NASDAQ: MSFRX; NASDAQ: MSGIX; NASDAQ: MSGRX; NASDAQ: MSNCX; NASDAQ: MSNYX; NASDAQ: MSRRX; NASDAQ: MSTNX; NASDAQ: MSTRX; NASDAQ: MSVAX; NASDAQ: MSVCX; NASDAQ: MSVLX; NASDAQ: MSVRX; NASDAQ: MSVTX; NASDAQ: MTCAX; NASDAQ: MTCBX; NASDAQ: MTCCX; NASDAQ: MTCIX; NASDAQ: MTERX; NASDAQ: MTLBX; NASDAQ: MTLCX; NASDAQ: MTLFX; NASDAQ: MTQRX; NASDAQ: MTRBX; NASDAQ: MTRCX; NASDAQ: MTRIX; NASDAQ: MTRRX; NASDAQ: MUEAX; NASDAQ: MUECX; NASDAQ: MURRX; NASDAQ: MUSBX; NASDAQ: MUSEX; NASDAQ: MVACX; NASDAQ: MVCAX; NASDAQ: MVCCX; NASDAQ: MVRRX; NASDAQ: MVSRX; NASDAQ: MWEBX; NASDAQ: MWECX; NASDAQ: MWEFX; NASDAQ: MWEIX; NASDAQ: MWNIX; NASDAQ: MWOBX; NASDAQ: MWOCX; NASDAQ: MWOFX; NASDAQ: MWOIX; NASDAQ: OTCAX; NASDAQ: OTCBX; NASDAQ: OTCCX; NASDAQ: OTCIX; NYSE: WFC; OPPENHEIMER FUNDS INC; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; SCUDDER INVESTMENTS; STULL; STULL BRODY; STULL BRODY ANNOUNCES CLASS ACTION AGAINST; TEMPLETON INVESTMENTS; TZIVIA BRODY STULL; VAN KAMPEN INVESTMENTS AIM; VEST INVESTMENT SERVICES LLC; VIRGINIA MUNICIPAL BOND FUND; WELLS FARGO; WELLS FARGO CO; WELLS FARGO FINANCIAL;

FARGO FINANCIAL PLAN; WELLS FARGO FUNDS; WELLS FARGO INVESTMENTS; WELLS FARGO INVESTMENTS LLC; WELLS FARGO MUTUAL FUNDS; WELLS FARGO PREFERRED FUNDS; WELLS FARGO WELLS FARGO FUNDS MANAGEMENT) (Franklin Templeton Investments.; Funds; Funds Distributors; H.D .Vest; H.D. Vest; Lincoln; Preferred Funds; Shelf-Space Funds; Unbeknownst) (NEW YORK, NY)
KEYWORDS: (Class Action); (Professional Services:Legal)

TICKER SYMBOL: EABDX:NASDAQ; EACOX:NASDAQ; EACVX:NASDAQ; EAGRX:NASDAQ; EAGSX:NASDAQ; EAGTX:NASDAQ; EAGWX:NASDAQ; EAHIX:NASDAQ; EAIDX:NASDAQ; EALMX:NASDAQ; EAMCX:NASDAQ; EAMTX:NASDAQ; EANDX:NASDAQ; EARBX:NASDAQ; EARFX:NASDAQ; EARSX:NASDAQ; EASGX:NASDAQ; EASVX:NASDAQ; EATRX:NASDAQ; EAVLX:NASDAQ; EBAAX:NASDAQ; EBBDX:NASDAQ; EBCAX:NASDAQ; EBCGX:NASDAQ; EBCOX:NASDAQ; EBCVX:NASDAQ; EBEGX:NASDAQ; EBGSX:NASDAQ; EBGWX:NASDAQ; EBIDX:NASDAQ; EBLMX:NASDAQ; EBMDX:NASDAQ; EBMTX:NASDAQ; EBNDX:NASDAQ; EBRBX:NASDAQ; EBRFX:NASDAQ; EBRIX:NASDAQ; EBSGX:NASDAQ; EBSVX:NASDAQ; EBTRX:NASDAQ; EBVLX:NASDAQ; ECAAX:NASDAQ; ECACX:NASDAQ; ECCOX:NASDAQ; ECCVX:NASDAQ; ECEGX:NASDAQ; ECGRX:NASDAQ; ECGSX:NASDAQ; ECGWX:NASDAQ; ECIDX:NASDAQ; ECITX:NASDAQ; ECLAX:NASDAQ; ECMAX:NASDAQ; ECNDX:NASDAQ; ECRBX:NASDAQ; ECRFX:NASDAQ; ECRIX:NASDAQ; ECSGX:NASDAQ; ECSVX:NASDAQ; ECTRX:NASDAQ; ECVLX:NASDAQ; EISTX:NASDAQ; ELDCX:NASDAQ; EMHBX:NASDAQ; EMHCX:NASDAQ; EMICX:NASDAQ; EMIVX:NASDAQ; MAAGX:NASDAQ; MAARX:NASDAQ; MACBX:NASDAQ; MACFX:NASDAQ; MACIX:NASDAQ; MACRX:NASDAQ; MACVX:NASDAQ; MAGWX:NASDAQ; MAMAX:NASDAQ; MAMDX:NASDAQ; MAMRX:NASDAQ; MARRX:NASDAQ; MAWAX:NASDAQ; MBABX:NASDAQ; MBAGX:NASDAQ; MBARX:NASDAQ; MBCAX:NASDAQ; MBDIX:NASDAQ; MBFLX:NASDAQ; MBGAX:NASDAQ; MBGWX:NASDAQ; MBMAX:NASDAQ; MBMDX:NASDAQ; MBMSX:NASDAQ; MBNCX:NASDAQ; MBNYX:NASDAQ; MBPAX:NASDAQ; MBRRX:NASDAQ; MBSCX:NASDAQ; MBTNX:NASDAQ; MBVAX:NASDAQ; MBWVX:NASDAQ; MCAGX:NASDAQ; MCARX:NASDAQ; MCBVX:NASDAQ; MCCAX:NASDAQ; MCFRX:NASDAQ; MCFTX:NASDAQ; MCGAX:NASDAQ; MCGBX:NASDAQ; MCGWX:NASDAQ; MCNCX:NASDAQ; MCNYX:NASDAQ; MCOBX:NASDAQ; MCOCX:NASDAQ; MCOFX:NASDAQ; MCOIX:NASDAQ; MCOTX:NASDAQ; MCPRX:NASDAQ; MCRRX:NASDAQ; MCVIX:NASDAQ; MCVRX:NASDAQ; MECAX:NASDAQ; MECBX:NASDAQ; MECCX:NASDAQ; MECIX:NASDAQ; MEDAX:NASDAQ; MEDBX:NASDAQ; MEDCX:NASDAQ; MEDIX:NASDAQ; MEGBX:NASDAQ; MEGRX:NASDAQ; MEIAX:NASDAQ; MEICX:NASDAQ; MEIIX:NASDAQ; MEMAX:NASDAQ; MEMBX:NASDAQ; MEMCX:NASDAQ; MEMIX:NASDAQ; MENRX:NASDAQ; MFALX:NASDAQ; MFARX:NASDAQ; MFBBX:NASDAQ; MFBCX:NASDAQ; MFBFX:NASDAQ; MFBRX:NASDAQ; MFCAX:NASDAQ; MFCBX:NASDAQ; MFCCX:NASDAQ; MFCIX:NASDAQ; MFCRX:NASDAQ; MFEBX:NASDAQ; MFECX:NASDAQ; MFEGX:NASDAQ; MFEIX:NASDAQ; MFERX:NASDAQ; MFFLX:NASDAQ; MFGBX:NASDAQ; MFGCX:NASDAQ; MFGDX:NASDAQ; MFGSX:NASDAQ; MFIIX:NASDAQ; MFIOX:NASDAQ; MFNRX:NASDAQ; MFPAX:NASDAQ; MFRBX:NASDAQ; MFRCX:NASDAQ; MFRFX:NASDAQ; MFRRX:NASDAQ; MFSCX:NASDAQ; MFSGX:NASDAQ; MFSMX:NASDAQ; MFSSX:NASDAQ; MFTRX:NASDAQ; MFVRX:NASDAQ; MFWBX:NASDAQ; MFWCX:NASDAQ; MFWIX:NASDAQ; MFWTX:NASDAQ; MFWVX:NASDAQ; MGALX:NASDAQ; MGARX:NASDAQ; MGBCX:NASDAQ; MGBEX:NASDAQ; MGBFX:NASDAQ; MGBVX:NASDAQ; MGERX:NASDAQ; MGIAX:NASDAQ; MGIBX:NASDAQ; MGICX:NASDAQ; MGIRX:NASDAQ; MGLBX:NASDAQ; MGLCX:NASDAQ; MGLFX:NASDAQ; MGLRX:NASDAQ; MGMIX:NASDAQ; MGMTX:NASDAQ; MGOBX:NASDAQ; MGOFX:NASDAQ; MGRAX:NASDAQ; MGRBX:NASDAQ; MGRCX:NASDAQ; MGRRX:NASDAQ; MGS-

RX:NASDAQ; MGTBX:NASDAQ; MGTIX:NASDAQ; MGVSX:NASDAQ; MGWIX:NASDAQ; MHIBX:NASDAQ; MHICX:NASDAQ; MHIIX:NASDAQ; MHIRX:NASDAQ; MHITX:NASDAQ; MHOAX:NASDAQ; MHOBX:NASDAQ; MHOCX:NASDAQ; MHOIX:NASDAQ; MIAGX:NASDAQ; MIBRX:NASDAQ; MID-AX:NASDAQ; MIDBX:NASDAQ; MIDCX:NASDAQ; MIGBX:NASDAQ; MIGDX:NASDAQ; MIGFX:NASDAQ; MIGRX:NASDAQ; MINIX:NASDAQ; MINRX:NASDAQ; MIOBX:NASDAQ; MIOCX:NASDAQ; MIR-GX:NASDAQ; MIRTX:NASDAQ; MISSX:NASDAQ; MISVX:NASDAQ; MITBX:NASDAQ; MITCX:NASDAQ; MITIX:NASDAQ; MITRX:NASDAQ; MITTX:NASDAQ; MLDRX:NASDAQ; MMABX:NASDAQ; MMACX:NASDAQ; MMAIX:NASDAQ; MMBBX:NASDAQ; MMBFX:NASDAQ; MMCRX:NASDAQ; MMGAX:NASDAQ; MMNCX:NASDAQ; MMNSX:NASDAQ; MMUBX:NASDAQ; MMUCX:NASDAQ; MMUFX:NASDAQ; MMUIX:NASDAQ; MMURX:NASDAQ; MMVRX:NASDAQ; MNDAX:NASDAQ; MND-BX:NASDAQ; MNDCX:NASDAQ; MNDIX:NASDAQ; MNDRX:NASDAQ; MNERX:NASDAQ; MQGIX:NASDAQ; MQLBX:NASDAQ; MQLCX:NASDAQ; MQLFX:NASDAQ; MQSVX:NASDAQ; MRBBX:NASDAQ; MRB-CX:NASDAQ; MRBFX:NASDAQ; MRBIX:NASDAQ; MRBRX:NASDAQ; MRERX:NASDAQ; MRGAX:NASDAQ; MRGBX:NASDAQ; MRGCX:NASDAQ; MRGRX:NASDAQ; MRIBX:NASDAQ; MRICX:NASDAQ; MRI-RX:NASDAQ; MRSAX:NASDAQ; MRSIX:NASDAQ; MSBGX:NASDAQ; MSEBX:NASDAQ; MSFRX:NASDAQ; MSGIX:NASDAQ; MSGRX:NASDAQ; MSNCX:NASDAQ; MSNYX:NASDAQ; MSRRX:NASDAQ; MST-NX:NASDAQ; MSTRX:NASDAQ; MSVAX:NASDAQ; MSVCX:NASDAQ; MSVLX:NASDAQ; MSVRX:NASDAQ; MSVTX:NASDAQ; MTCAX:NASDAQ; MTCBX:NASDAQ; MTCCX:NASDAQ; MTCIX:NASDAQ; MTERX:NASDAQ; MTLBX:NASDAQ; MTLCX:NASDAQ; MTLFX:NASDAQ; MTQRX:NASDAQ; MTRBX:NASDAQ; MTRCX:NASDAQ; MTRIX:NASDAQ; MTRRX:NASDAQ; MUEAX:NASDAQ; MUECX:NASDAQ; MURRX:NASDAQ; MUSBX:NASDAQ; MUSEX:NASDAQ; MVACX:NASDAQ; MVCAX:NASDAQ; MVCCX:NASDAQ; MVRRX:NASDAQ; MVSRX:NASDAQ; MWEBX:NASDAQ; MWECX:NASDAQ; MWEFX:NASDAQ; MWEIX:NASDAQ; MWNIX:NASDAQ; MWOBX:NASDAQ; MWOCX:NASDAQ; MWOFX:NASDAQ; MWOIX:NASDAQ; OTCAX:NASDAQ; OTCBX:NASDAQ; OTCCX:NASDAQ; OTCIX:NASDAQ; WFC:NYSE

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11/16/05 INTERNETWIRE 00:00:00
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11/16/05 Internet Wire 00:00:00

Market Wire
Copyright 2005 Market Wire, Incorporated

November 16, 2005

Law Offices of Brodsky & Smith, LLC Announces Class Action Lawsuit Against **Wells Fargo** & Co.

BALA CYNWYD, PA 11/16/05 BALA CYNWYD, PA, 11/16/05 / MARKET WIRE/ -- Law offices of Brodsky & Smith, LLC announces that a securities class action lawsuit has been filed against **Wells Fargo** & Company (NYSE: WFC), and certain of its affiliates, on behalf of all persons who purchased from **Wells Fargo** Investments, LLC (" **Wells Fargo** Investments") or H.D. Vest Investment Services, LLC ("H.D. Vest") one or more of the **Wells Fargo** proprietary funds (" **Wells Fargo** Funds," as defined below) or non-proprietary funds participating in the **Revenue Sharing** Program (the " **Wells Fargo** Preferred Funds" and "H.D. Vest Preferred Funds," as defined below), from June 30, 2000 through June 8, 2005, inclusive (the "Class Period"), seeking to pursue remedies under the Securities Act of 1993 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and state law. The class action lawsuit was filed in the United States District Court for the Northern District of California.

The " **Wells Fargo** Preferred Funds" includes mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors, LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and **Wells Fargo** Mutual Funds.

The "H.D. Vest Preferred Funds" includes mutual funds in the following families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, **Wells Fargo** Funds, American Funds, and Franklin Templeton Investments.

The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of

their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push **Wells Fargo** Investments and H.D. Vest sales personnel to steer clients into purchasing certain **Wells Fargo** Funds and **Wells Fargo** and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to **Wells Fargo** and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. **Wells Fargo** Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.
The action also includes a subclass of persons who held any shares of **Wells Fargo** Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of **Wells Fargo**, **Wells Fargo** Funds Management, created further undisclosed material conflicts of interest by entering into **revenue sharing** agreements with brokers at **Wells Fargo** Investments and H.D. Vest to push investors into **Wells Fargo** Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.

The action includes a second subclass of persons who purchased a **Wells Fargo** Financial Plan that held **Wells Fargo** Funds. The **Wells Fargo** Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.

No class has yet been certified in the above action. Until a class is certified, you are not represented by counsel unless you retain one. If you purchased this stock during the above referenced class period you have certain rights. To be a member of the class you need not take any action at this time, and you may retain counsel of your choice. If you want to discuss your legal rights, you may e-mail or call the law office of Brodsky & Smith, LLC who will, without obligation or cost to you, attempt to answer your questions. You may contact Evan J. Smith, Esquire or Marc L. Ackerman, Esquire at Brodsky & Smith, LLC, Two Bala Plaza, Suite 602, Bala Cynwyd, PA 19004, by e-mail at clients@brodsky-smith.com, or by calling toll free 877-LEGAL-90.

Contact:
Evan J. Smith, Esquire
Marc L. Ackerman, Esquire
Brodsky & Smith, LLC
Email Contact
877-LEGAL-90

---- INDEX REFERENCES ----

COMPANY: FMR CORP; WELLS FARGO AND CO; CIA LLC; FIDELITY ABERDEEN STREET TRUST; PIONEER INVESTMENT MANAGEMENT INC; FIDELITY INVESTMENT SERVICES LTD; PUTNAM INVESTMENTS; WELLS FARGO AND CO CALIFORNIA; FIDELITY SELECT PORTFOLIOS; VAN KAMPEN INVESTMENTS; WACHOVIA CORP; JAPAN FUND INC; DELAWARE INVESTMENTS; FIDELITY INVESTMENT; OPPENHEIMER TRANSITION 2010 FUND; FIDELITY INCOME FUND; FIDELITY INVESTMENTS; OPPENHEIMER FUNDS INC; DREYFUS CORP (THE); OPPENHEIMER TRANSITION 2020 FUND; DELAWARE MANAGEMENT HOLDINGS CO INC; ASSET MANAGEMENT; OPPENHEIMER TRANSITION 2030 FUND; EVERGREEN INVESTMENTS; FIDELITY INVESTMENTS INSTITUTIONAL SERVICES CO INC; MICHIGAN COATING PRODUCTS; MARSH AND MCLENNAN COS INC; FIDELITY FINANCIAL TRUST

NEWS SUBJECT: (Legal (1LE33); Major Corporations (1MA93); Economics & Trade (1EC26); Business Litigation (1BU04); Business Lawsuits & Settlements (1BU19))

INDUSTRY: (Investment Management (1IN34); Personal Financial Planning (1PE18); Banking (1BA20); Financial Services Regulatory (1FI03); Financial Services Products (1FI16); Securities Investment (1SE57); Financial Services (1FI37))

REGION: (North America (1NO39); USA (1US73); Americas (1AM92); California (1CA98))

Language: EN

OTHER INDEXING: (ALLIANCE BERNSTEIN INVESTMENT RESEARCH; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; ANNOUNCES CLASS ACTION LAWSUIT AGAINST; ASSET MANAGEMENT; BALA CYNWYD; BALA PLAZA SUITE 602; DELAWARE INVESTMENTS; DISTRIBUTORS INC; DREYFUS SERVICE CORP; EATON VANCE MANAGED INVESTMENTS; EVERGREEN INVESTMENTS; FARGO INVESTMENTS; FARGO PREFERRED FUNDS; FEDERATED; FIDELITY INVESTMENTS; FULL SERVICE; INVESTMENT; INVESTMENT MANAGEMENT; INVESTMENTS; JOHN HANCOCK FUNDS WELLS FARGO FUNDS; LLC; NYSE: WFC; OPPENHEIMER FUNDS INC; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; REVENUE SHARING PROGRAM; SCUDDER INVESTMENTS; SMITH LLC; TEMPLETON INVESTMENTS; VAN KAMPEN INVESTMENTS; VAN KAMPEN INVESTMENTS AIM; VEST INVESTMENT SERVICES; WELLS; WELLS FARGO; WELLS FARGO CO; WELLS FARGO FINANCIAL; WELLS FARGO FINANCIAL PLAN; WELLS FARGO FUNDS; WELLS FARGO INVESTMENTS; WELLS FARGO MUTUAL FUNDS; WELLS FARGO WELLS FARGO FUNDS MANAGEMENT) (Brodsky Smith; Esquire; Evan J. Smith; Franklin Templeton Investments.; Funds; Funds Distributors; H.D. Vest; Lincoln; Marc L .Ackerman; Marc L. Ackerman; Preferred Funds; Shelf-Space Funds; The; Unbeknownst) (BALA CYNWYD, PA)

KEYWORDS: (Class Action); (Professional Services:Legal)

TICKER SYMBOL: WFC:NYSE

Word Count: 1007
11/16/05 INTERNETWIRE 00:00:00
END OF DOCUMENT

11/17/05 AP Alert - Bus. 01:18:54

AP Alert - Business

November 17, 2005

Law Offices of Brodsky & Smith, LLC Announces Class Action Lawsuit Against Wells Fargo & Co.

BALA CYNWYD, PA_(Market Wire) _ Law offices of Brodsky & Smith, LLC announces that a securities class action lawsuit has been filed against **Wells Fargo** & Company (NYSE: WFC), and certain of its affiliates, on behalf of all persons who purchased from **Wells Fargo** Investments, LLC (" **Wells Fargo** Investments") or H.D. Vest Investment Services, LLC ("H.D. Vest") one or more of the **Wells Fargo** proprietary funds (" **Wells Fargo** Funds," as defined below) or non-proprietary funds participating in the **Revenue Sharing** Program (the " **Wells Fargo** Preferred Funds" and "H.D. Vest Preferred Funds," as defined below), from June 30, 2000 through June 8, 2005, inclusive (the "Class Period"), seeking to pursue remedies under the Securities Act of 1993 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and state law. The class action lawsuit was filed in the United States District Court for the **Northern District** of California.

The " **Wells Fargo** Preferred Funds" includes mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors, LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and **Wells Fargo** Mutual Funds.

The "H.D. Vest Preferred Funds" includes mutual funds in the following families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, **Wells Fargo** Funds, American Funds, and Franklin Templeton Investments.

The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their

disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push **Wells Fargo** Investments and H.D. Vest sales personnel to steer clients into purchasing certain **Wells Fargo** Funds and **Wells Fargo** and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to **Wells Fargo** and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. **Wells Fargo** Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.
The action also includes a subclass of persons who held any shares of **Wells Fargo** Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of **Wells Fargo**, **Wells Fargo** Funds Management, created further undisclosed material conflicts of interest by entering into **revenue sharing** agreements with brokers at **Wells Fargo** Investments and H.D. Vest to push investors into **Wells Fargo** Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.

The action includes a second subclass of persons who purchased a **Wells Fargo** Financial Plan that held **Wells Fargo** Funds. The **Wells Fargo** Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.

No class has yet been certified in the above action. Until a class is certified, you are not represented by counsel unless you retain one. If you purchased this stock during the above referenced class period you have certain rights. To be a member of the class you need not take any action at this time, and you may retain counsel of your choice. If you want to discuss your legal rights, you may e-mail or call the law office of Brodsky & Smith, LLC who will, without obligation or cost to you, attempt to answer your questions. You may contact Evan J. Smith, Esquire or Marc L. Ackerman, Esquire at Brodsky & Smith, LLC, Two Bala Plaza, Suite 602, Bala Cynwyd, PA 19004, by e-mail at (clients@brodsky-smith.com) clients@brodsky-smith.com, or by calling toll free 877-LEGAL-90.

Distributed by (http://www.marketwire.com) Market Wire

Contact: Evan J. Smith, Esquire Marc L. Ackerman, Esquire Brodsky & Smith, LLC Email Contact 877-LEGAL-90

Distributed by the Associated Press

---- INDEX REFERENCES ----

COMPANY: WACHOVIA CORP; PUTNAM INVESTMENTS; SCUDDER FUNDS; FMR CORP; OPPENHEIMER FUNDS INC; WELLS FARGO AND CO; DREYFUS CORP

NEWS SUBJECT: (Business Lawsuits & Settlements (1BU19); Business Litigation (1BU04); Joint Ventures (1JO05); Major Corporations (1MA93); Corporate Groups & Ownership (1XO09))

INDUSTRY: (Banking (1BA20); Personal Financial Planning (1PE18); Investment Management (1IN34); Securities Investment (1SE57); Financial Services (1FI37))

REGION: (USA (1US73); Americas (1AM92); North America (1NO39); California (1CA98))

Language: EN

OTHER INDEXING: (AIM INVESTMENTS; ALLIANCE BERNSTEIN INVESTMENT RESEARCH; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; ANNOUNCES CLASS ACTION LAWSUIT AGAINST; ASSET MANAGEMENT; BALA CYNWYD; BALA PLAZA SUITE 602; DELAWARE INVESTMENTS; DISTRIBUTORS INC; DREYFUS SERVICE CORP; EATON VANCE MANAGED INVESTMENTS; EVERGREEN INVESTMENTS; FARGO INVESTMENTS; FARGO PREFERRED FUNDS; FEDERATED; FIDELITY INVESTMENTS; FRANKLIN TEMPLETON INVESTMENTS; FULL SERVICE; INVESTMENT; INVESTMENT MANAGEMENT; JOHN HANCOCK FUNDS **WELLS FARGO** FUNDS; LLC; MARKET WIRE; NYSE: WFC; OPPENHEIMER FUNDS INC; OPPENHEIMER FUNDS PUTNAM INVESTMENTS; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; **REVENUE SHARING** PROGRAM; SCUDDER INVESTMENTS; SMITH LLC; TEMPLETON INVESTMENTS; "**WELLS FARGO** PREFERRED FUNDS (THE); VAN KAMPEN INVESTMENTS; VAN KAMPEN INVESTMENTS AIM; VEST INVESTMENT SERVICES; WELLS; **WELLS FARGO**; **WELLS FARGO** CO; **WELLS FARGO** FINANCIAL; **WELLS FARGO** FINANCIAL PLAN; **WELLS FARGO** FUNDS; **WELLS FARGO** INVESTMENTS; **WELLS FARGO** MUTUAL FUNDS; **WELLS FARGO WELLS FARGO** FUNDS MANAGEMENT) (Brodsky Smith; Esquire; Evan J. Smith; Funds; Funds Distributors; H.D. Vest; Lincoln Financial Distributors; Marc L. Ackerman; Preferred Funds; Shelf; The; Unbeknownst) (United States; USA; NorthAmerica)

KEYWORDS: (a); (Business); (Municipal); (Legal)

Word Count: 1042
11/17/05 APALERTBUS 01:18:54
END OF DOCUMENT

11/18/05 Internet Wire 00:00:00

Market Wire
Copyright 2005 Market Wire, Incorporated

November 18, 2005

Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased AIM Mutual Funds From Wells Fargo

NEW YORK, NY 11/18/05 NEW YORK, NY, 11/18/05 / MARKET WIRE/ -- Notice is hereby given that a class action lawsuit was filed on November 4, 2005 in the United States District Court for the Northern District of California against Wells Fargo & Company (NYSE: WFC) and certain of its affiliates, on behalf of those who purchased AIM mutual funds from Wells Fargo Investments, LLC (" Wells Fargo Investments") or H.D. Vest Investment Services, LLC ("H.D. Vest") during the period between June 30, 2000 and June 8, 2005, inclusive (the "Class Period").

If you purchased AIM mutual funds, Wells Fargo mutual funds, or any funds participating in the Wells Fargo and H.D. Vest revenue sharing programs (" Wells Fargo Preferred Funds" and "H.D. Vest Preferred Funds," as defined below) through a Wells Fargo Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class member's claim is typical of the claims of other class members, and that the class member will adequately represent the class. Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Stull, Stull & Brody, or other counsel of your choice, to serve as your counsel in this action. Stull, Stull & Brody has litigated many class actions for violations of securities laws in federal courts over the past 30 years and has obtained court approval of substantial settlements on numerous occasions. Stull, Stull & Brody maintains offices in both New York and Los Angeles.

The AIM mutual funds and their respective symbols are as follows:

AIM Advantage Health Sci (NASDAQ: IAGHX) (NASDAQ: IGHBX) (NASDAQ: IGHCX) AIM Aggressive Growth (NASDAQ: AAGFX) (NASDAQ: AAGBX) (NASDAQ: AAGCX) (NASDAQ: AAGVX) (NASDAQ: ARRGX) AIM Asia Pacific Growth (NASDAQ: ASIAX) (NASDAQ: ASIBX) (NASDAQ: ASICX) AIM Basic Balanced (NASDAQ: BBLAX) (NASDAQ: BBLBX) (NASDAQ: BBLCX) (NASDAQ:

BBLIX) (NASDAQ: BBLTX) (NASDAQ: BBLRX) AIM Basic Value (NASDAQ: GTVLX) (NASDAQ: GTVBX) (NASDAQ: GTVCX) (NASDAQ: GTVVX) (NASDAQ: GTVRX) AIM Blue Chip (NASDAQ: ABCAX) (NASDAQ: ABCBX) (NASDAQ: ABCCX) (NASDAQ: ABCVX) (NASDAQ: BCIVX) (NASDAQ: ABCRX) AIM Capital Development (NASDAQ: ACDAX) (NASDAQ: ACDBX) (NASDAQ: ACDCX) (NASDAQ: ACDVX) (NASDAQ: ACDIX) (NASDAQ: ACDRX) AIM Charter (NASDAQ: CHTRX) (NASDAQ: BCHTX) (NASDAQ: CHTCX) (NASDAQ: CHTVX) (NASDAQ: CHRRX) AIM Conservative Allocation (NASDAQ: ACNAX) (NASDAQ: ACNBX) (NASDAQ: ACNCX) (NASDAQ: ACNIX) (NASDAQ: ACNRX) AIM Constellation (NASDAQ: CSTGX) (NASDAQ: CSTBX) (NASDAQ: CSTCX) (NASDAQ: CSITX) (NASDAQ: CSTRX) AIM Developing Markets (NASDAQ: GTDDX) (NASDAQ: GTDBX) (NASDAQ: GTDCX) AIM Diversified Dividend Fund (NASDAQ: LCEAX) (NASDAQ: LCEDX) (NASDAQ: LCEVX) (NASDAQ: LCEIX) AIM Dynamics (NASDAQ: IDYAX) (NASDAQ: IDYBX) (NASDAQ: IFDCX) (NASDAQ: IDICX) (NASDAQ: FIDYX) (NASDAQ: IDYKX) AIM Energy (NASDAQ: IENAX) (NASDAQ: IENBX) (NASDAQ: IEFCX) (NASDAQ: FSTEX) (NASDAQ: IENKX) AIM European Growth (NASDAQ: AEDAX) (NASDAQ: AEDBX) (NASDAQ: AEDCX) (NASDAQ: EGINX) (NASDAQ: AEDRX) AIM European Small Company (NASDAQ: ESMAX) (NASDAQ: ESMBX) (NASDAQ: ESMCX) AIM Financial Services (NASDAQ: IFSAX) (NASDAQ: IFSBX) (NASDAQ: IFSCX) (NASDAQ: FSFSX) (NASDAQ: FSFKX) AIM Floating Rate (NASDAQ: XAFRX) (NASDAQ: XFRCX) AIM Global Aggressive Growth (NASDAQ: AGAAX) (NASDAQ: AGABX) (NASDAQ: AGACX) AIM Global Equity (NASDAQ: GTNDX) (NASDAQ: GNDBX) (NASDAQ: GNDCX) (NASDAQ: GNDIX) AIM Global Growth (NASDAQ: AGGAX) (NASDAQ: AGGBX) (NASDAQ: AGGCX) AIM Global Health Care (NASDAQ: GGHCX) (NASDAQ: GTHBX) (NASDAQ: GTHCX) (NASDAQ: GTHIX) AIM Global Real Estate (NASDAQ: AGREX) (NASDAQ: BGREX) (NASDAQ: CGREX) (NASDAQ: IGREX) (NASDAQ: RGREX) AIM Global Value (NASDAQ: AWSAX) (NASDAQ: AWSBX) (NASDAQ: AWSCX) AIM Gold & Precious Metals (NASDAQ: IGDAX) (NASDAQ: IGDBX) (NASDAQ: IGDCX) (NASDAQ: FGLDX) AIM Growth Allocation (NASDAQ: AADAX) (NASDAQ: AAEBX) (NASDAQ: AADCX) (NASDAQ: AADIX) (NASDAQ: AADRX) AIM High Income Municipal Bond (NASDAQ: AHMAX) (NASDAQ: AHMBX) (NASDAQ: AHMCX) AIM High-Yield (NASDAQ: AMHYX) (NASDAQ: AHYBX) (NASDAQ: AHYCX) (NASDAQ: AHIYX) (NASDAQ: HYINX) AIM Income (NASDAQ: AMIFX) (NASDAQ: ABIFX) (NASDAQ: ACIFX) (NASDAQ: AIIVX) (NASDAQ: AMIRX) AIM Intermediate Government (NASDAQ: AGOVX) (NASDAQ: AGVBX) (NASDAQ: AGVCX) (NASDAQ: AGOIX) (NASDAQ: AGIVX) (NASDAQ: AGVRX) AIM International Growth (NASDAQ: AIIEX) (NASDAQ: AIEBX) (NASDAQ: AIECX) (NASDAQ: AIEVX) (NASDAQ: AIERX) AIM International Small Company (NASDAQ: IEGAX) (NASDAQ: IEGBX) (NASDAQ: IEGCX) AIM Intl Core Equity (NASDAQ: IBVAX) (NASDAQ: IBVBX) (NASDAQ: IBVCX) (NASDAQ: IBVIX) (NASDAQ: IIBCX) (NASDAQ: IIBRX) AIM Large Cap Basic Value (NASDAQ: LCBAX) (NASDAQ: LCBBX) (NASDAQ: LCBCX) (NASDAQ: LCBIX) (NASDAQ: LCINX) (NASDAQ: LCBRX) AIM Large Cap Growth (NASDAQ: LCGAX) (NASDAQ: LCGBX) (NASDAQ: LCGCX) (NASDAQ: LCIGX) (NASDAQ: LCGIX) (NASDAQ: LCRGX) AIM Leisure (NASDAQ: ILSAX) (NASDAQ: ILSBX) (NASDAQ: IVLCX) (NASDAQ: FLISX) (NASDAQ: ILEKX) AIM Limited Maturity Treasury (NASDAQ: SHTIX) (NASDAQ: LMTAX) (NASDAQ: ALMIX) AIM Mid Cap Basic Value (NASDAQ: MDCAX) (NASDAQ: MDCBX) (NASDAQ: MDCVX) (NASDAQ: MDICX) (NASDAQ: MDCRX) AIM Mid Cap Core Equity (NASDAQ: GTAGX) (NASDAQ: GTABX) (NASDAQ: GTACX) (NASDAQ: GTAVX) (NASDAQ: GTARX) AIM Mid Cap Growth (NASDAQ: AMCAX) (NASDAQ: AMCBX) (NASDAQ: AMCVX) (NASDAQ: AMIGX) (NASDAQ: AMGRX) AIM Moderate Allocation (NASDAQ: AMKAX) (NASDAQ: AMKBX) (NASDAQ: AMKCX) (NASDAQ: AMLIX) (NASDAQ: AMKRX) AIM Moderate Growth Allocation (NASDAQ:

AAMGX) (NASDAQ: AMBGX) (NASDAQ: ACMGX) (NASDAQ: AIMGX) (NASDAQ: RAMGX) AIM Moderately Conservative Alloc (NASDAQ: CAAMX) (NASDAQ: CMBAX) (NASDAQ: CACMX) (NASDAQ: CMAIX) (NASDAQ: CMARX) AIM Multi-Sector (NASDAQ: IAMSX) (NASDAQ: IBMSX) (NASDAQ: ICMSX) (NASDAQ: IIMSX) AIM Municipal Bond (NASDAQ: AMBDX) (NASDAQ: AMBBX) (NASDAQ: AMBCX) (NASDAQ: AMBIX) AIM Opportunities I (NASDAQ: ASCOX) (NASDAQ: SCPBX) (NASDAQ: SCOCX) AIM Opportunities II (NASDAQ: AMCOX) (NASDAQ: MCOVX) (NASDAQ: MCODX) AIM Opportunities III (NASDAQ: LCPAX) (NASDAQ: LCPBX) (NASDAQ: LCPCX) AIM Premier Equity (NASDAQ: AVLFX) (NASDAQ: AVLBX) (NASDAQ: AVLCX) (NASDAQ: AVLVX) (NASDAQ: AVLRX) AIM Real Estate (NASDAQ: IARAX) (NASDAQ: AARBX) (NASDAQ: IARCX) (NASDAQ: IARIX) (NASDAQ: REINX) (NASDAQ: IARRX) AIM S&P 500 Index (NASDAQ: ISIIX) (NASDAQ: ISPIX) AIM Select Equity (NASDAQ: AGWFX) (NASDAQ: AGWBX) (NASDAQ: AGWCX) AIM Short Term Bond (NASDAQ: STBAX) (NASDAQ: STBCX) (NASDAQ: ISTBX) (NASDAQ: STBRX) AIM Small Cap Equity (NASDAQ: SMEAX) (NASDAQ: SMEBX) (NASDAQ: SMECX) (NASDAQ: SMEIX) (NASDAQ: SMERX) AIM Small Cap Growth (NASDAQ: GTSAX) (NASDAQ: GTSBX) (NASDAQ: GTSDX) (NASDAQ: GTSVX) (NASDAQ: GTSRX) AIM Small Company Growth (NASDAQ: ISGAX) (NASDAQ: ISGBX) (NASDAQ: ISGCX) (NASDAQ: FIEGX) (NASDAQ: ISCKX) AIM Summit (NASDAQ: SMMIX) AIM Tax-Free Intermediate (NASDAQ: AITFX) (NASDAQ: ATFAX) (NASDAQ: ATFIX) AIM Technology (NASDAQ: ITYAX) (NASDAQ: ITYBX) (NASDAQ: ITHCX) (NASDAQ: FTPIX) (NASDAQ: FTCHX) (NASDAQ: ITHKX) AIM Total Return Bond (NASDAQ: TBRAX) (NASDAQ: TBRDX) (NASDAQ: TBRCX) (NASDAQ: TBRIX) (NASDAQ: TBRRX) AIM Trimark (NASDAQ: ATKAX) (NASDAQ: ATKBX) (NASDAQ: ATKCX) AIM Trimark Endeavor (NASDAQ: ATDAX) (NASDAQ: ATDBX) (NASDAQ: ATDCX) (NASDAQ: ATDIX) (NASDAQ: ATDRX) AIM Trimark (NASDAQ: ATKIX) (NASDAQ: ATKRX) AIM Trimark Small Companies (NASDAQ: ATIAX) (NASDAQ: ATIBX) (NASDAQ: ATICX) (NASDAQ: ATIIX) (NASDAQ: ATIRX) AIM Utilities (NASDAQ: IAUTX) (NASDAQ: IBUTX) (NASDAQ: IUTCX) (NASDAQ: FSTUX) AIM Weingarten (NASDAQ: WEINX) (NASDAQ: BWEIX) (NASDAQ: CWEIX) (NASDAQ: IWEIX) (NASDAQ: RWEIX)

The **Wells Fargo** Preferred Funds include mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors, LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and **Wells Fargo** Mutual Funds.
The H.D. Vest Preferred Funds include mutual funds in the following mutual fund families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, **Wells Fargo** Funds, American Funds, and Franklin Templeton Investments.

The action is pending in the United States District Court for the **Northern** District of California against defendant **Wells Fargo** & Company and certain of its affiliated entities. The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push **Wells Fargo** Investments and H.D. Vest sales personnel to steer clients into purchasing certain **Wells Fargo** Funds and **Wells Fargo** and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to **Wells Fargo** and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. **Wells Fargo** Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.

The action also includes a subclass of persons who held any shares of **Wells Fargo** Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of **Wells Fargo**, **Wells Fargo** Funds Management, created further undisclosed material conflicts of interest by entering into **revenue sharing** agreements with brokers at **Wells Fargo** Investments and H.D. Vest to push investors into **Wells Fargo** Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.

The action includes a second subclass of persons who purchased a **Wells Fargo** Financial Plan that held **Wells Fargo** Funds. The **Wells Fargo** Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.
If you wish to discuss this action or have any questions concerning this notice or your rights or interests with respect to these matters, please contact Tzivia Brody at Stull, Stull & Brody by calling toll-free 1-800-337-4983, or by e-mail at SSBNY@aol.com, or by fax at 212/490-2022, or by writing to Stull, Stull & Brody, 6 East 45th Street, New York, NY 10017. You can also visit our website at www.ssbny.com.

Contact:
Tzivia Brody
Stull, Stull & Brody
toll-free 1-800-337-4983
e-mail at Email Contact
fax at 212/490-2022

---- INDEX REFERENCES ----

COMPANY: FMR CORP; WELLS FARGO AND CO; CIA LLC; FIDELITY INVESTMENT SERVICES LTD; FIDELITY ABERDEEN STREET TRUST; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; WELLS FARGO AND CO CALIFORNIA; FIDELITY SELECT PORTFOLIOS; AFRICA INLAND MISSION INTERNATIONAL INC; VAN KAMPEN INVESTMENTS; WELLS FARGO INVESTMENTS LLC; WACHOVIA CORP; JAPAN FUND INC; DELAWARE INVESTMENTS; FIDELITY INVESTMENT; OPPENHEIMER TRANSITION 2010 FUND; ATHENA INFORMATION MANAGEMENT INC; FIDELITY INCOME FUND; FIDELITY INVESTMENTS; OPPENHEIMER FUNDS INC; OPPENHEIMER TRANSITION 2020 FUND; DREYFUS CORP (THE); DELAWARE MANAGEMENT HOLDINGS CO INC; ASSET MANAGEMENT; OPPENHEIMER TRANSITION 2030 FUND; EVERGREEN INVESTMENTS; AUTOMOTIVE IMPORTING MNFG INC; ACCURACY IN MEDIA INC; FIDELITY INVESTMENTS INSTITUTIONAL SERVICES CO INC; AIR INSTRUMENTS AND MEASUREMENTS INC; AIM DISTRIBUTORS INC; MARSH AND MCLENNAN COS INC; FIDELITY FINANCIAL TRUST

NEWS SUBJECT: (Legal (1LE33); Major Corporations (1MA93); Economics & Trade (1EC26); Business Litigation (1BU04); Government (1GO80); Business Lawsuits & Settlements (1BU19); Financial Markets (1FI87))

INDUSTRY: (Investment Management (1IN34); Personal Financial Planning (1PE18); Banking (1BA20); Financial Services Regulatory (1FI03); Financial Services Products (1FI16); Mutual Funds (1MU87); Securities Investment (1SE57); Financial Services (1FI37))

REGION: (North America (1NO39); New York (1NE72); USA (1US73); Americas (1AM92); California (1CA98))

Language: EN

OTHER INDEXING: (AIM; AIM ADVANTAGE HEALTH SCI; AIM AGGRESSIVE GROWTH; AIM ASIA; AIM BASIC BALANCED; AIM BLUE CHIP; AIM CAPITAL DEVELOPMENT; AIM CHARTER; AIM CONSERVATIVE ALLOCATION; AIM CONSTELLATION; AIM DEVELOPING MARKETS; AIM DISTRIBUTORS INC; AIM DIVERSIFIED DIVIDEND FUND; AIM DYNAMICS; AIM ENERGY; AIM EUROPEAN GROWTH; AIM EUROPEAN SMALL CO; AIM FINANCIAL SERVICES; AIM FLOATING RATE; AIM GLOBAL; AIM GLOBAL AGGRESSIVE GROWTH; AIM GLOBAL EQUITY; AIM GLOBAL GROWTH; AIM GLOBAL HEALTH CARE; AIM GLOBAL REAL ESTATE; AIM GOLD PRECIOUS METALS; AIM GROWTH ALLOCATION; AIM HIGH; AIM INCOME; AIM INTERMEDIATE GOVERNMENT; AIM INTERNATIONAL GROWTH; AIM INTERNATIONAL SMALL CO; AIM INTL; AIM INVESTMENTS; AIM LARGE; AIM LARGE CAP GROWTH; AIM LEISURE; AIM LIMITED MATURITY TREASURY; AIM MID; AIM MID CAP GROWTH; AIM MODERATE ALLOCATION; AIM MODERATE GROWTH ALLOCATION; AIM MODERATELY CONSERVATIVE ALLOC; AIM MULTI; AIM MUNICIPAL BOND; AIM OPPORTUNITIES II; AIM OPPORTUNITIES III; AIM PREMIER EQUITY; AIM REAL ESTATE; AIM SELECT EQUITY; AIM SHORT TERM BOND; AIM SMALL; AIM SMALL CAP GROWTH; AIM SUMMIT; AIM TAX; AIM TECHNOLOGY; AIM TOTAL RETURN BOND; AIM TRIMARK; AIM TRIMARK ENDEAVOR; AIM TRIMARK SMALL COMPANIES; AIM UTILITIES; AIM WEINGARTEN; ALLIANCE BERNSTEIN INVESTMENT RESEARCH; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; ASSET MANAGEMENT; DELAWARE INVESTMENTS; DREYFUS SERVICE CORP; EATON VANCE MANAGED INVESTMENTS; EVERGREEN INVESTMENTS; FEDERATED; FIDELITY INVESTMENTS; FULL SERVICE; INVESTMENT; INVESTMENT MANAGEMENT; JOHN HANCOCK FUNDS

WELLS FARGO FUNDS; LLC; NASDAQ: AADAX; NASDAQ: AADCX; NASDAQ: AADIX; NASDAQ: AADRX; NASDAQ: AAEBX; NASDAQ: AAGBX; NASDAQ: AAGCX; NASDAQ: AAGFX; NASDAQ: AAGVX; NASDAQ: AAMGX; NASDAQ: AARBX; NASDAQ: ABCAX; NASDAQ: ABCBX; NASDAQ: ABCCX; NASDAQ: ABCRX; NASDAQ: ABCVX; NASDAQ: ABIFX; NASDAQ: ACDAX; NASDAQ: ACDBX; NASDAQ: ACDCX; NASDAQ: ACDIX; NASDAQ: ACDRX; NASDAQ: ACDVX; NASDAQ: ACIFX; NASDAQ: ACMGX; NASDAQ: ACNAX; NASDAQ: ACNBX; NASDAQ: ACNCX; NASDAQ: ACNIX; NASDAQ: ACNRX; NASDAQ: AEDAX; NASDAQ: AEDBX; NASDAQ: AEDCX; NASDAQ: AEDRX; NASDAQ: AGAAX; NASDAQ: AGABX; NASDAQ: AGACX; NASDAQ: AGGAX; NASDAQ: AGGBX; NASDAQ: AGGCX; NASDAQ: AGIVX; NASDAQ: AGOIX; NASDAQ: AGOVX; NASDAQ: AGREX; NASDAQ: AGVBX; NASDAQ: AGVCX; NASDAQ: AGVRX; NASDAQ: AGWBX; NASDAQ: AGWCX; NASDAQ: AGWFX; NASDAQ: AHIYX; NASDAQ: AHMAX; NASDAQ: AHMBX; NASDAQ: AHMCX; NASDAQ: AHYBX; NASDAQ: AHYCX; NASDAQ: AIEBX; NASDAQ: AIECX; NASDAQ: AIERX; NASDAQ: AIEVX; NASDAQ: AIIEX; NASDAQ: AIIVX; NASDAQ: AIMGX; NASDAQ: AITFX; NASDAQ: ALMIX; NASDAQ: AMBBX; NASDAQ: AMBCX; NASDAQ: AMBDX; NASDAQ: AMBGX; NASDAQ: AMBIX; NASDAQ: AMCAX; NASDAQ: AMCBX; NASDAQ: AMCOX; NASDAQ: AMCVX; NASDAQ: AMGRX; NASDAQ: AMHYX; NASDAQ: AMIFX; NASDAQ: AMIGX; NASDAQ: AMIRX; NASDAQ: AMKAX; NASDAQ: AMKBX; NASDAQ: AMKCX; NASDAQ: AMKRX; NASDAQ: AMLIX; NASDAQ: ARRGX; NASDAQ: ASCOX; NASDAQ: ASIAX; NASDAQ: ASIBX; NASDAQ: ASICX; NASDAQ: ATDAX; NASDAQ: ATDBX; NASDAQ: ATDCX; NASDAQ: ATDIX; NASDAQ: ATDRX; NASDAQ: ATFAX; NASDAQ: ATFIX; NASDAQ: ATIAX; NASDAQ: ATIBX; NASDAQ: ATICX; NASDAQ: ATIIX; NASDAQ: ATIRX; NASDAQ: ATKAX; NASDAQ: ATKBX; NASDAQ: ATKCX; NASDAQ: ATKIX; NASDAQ: ATKRX; NASDAQ: AVLBX; NASDAQ: AVLCX; NASDAQ: AVLFX; NASDAQ: AVLRX; NASDAQ: AVLVX; NASDAQ: AWSAX; NASDAQ: AWSBX; NASDAQ: AWSCX; NASDAQ: BBLAX; NASDAQ: BBLBX; NASDAQ: BBLCX; NASDAQ: BBLIX; NASDAQ: BBLRX; NASDAQ: BBLTX; NASDAQ: BCHTX; NASDAQ: BCIVX; NASDAQ: BGREX; NASDAQ: BWEIX; NASDAQ: CAAMX; NASDAQ: CACMX; NASDAQ: CGREX; NASDAQ: CHRRX; NASDAQ: CHTCX; NASDAQ: CHTRX; NASDAQ: CHTVX; NASDAQ: CMAIX; NASDAQ: CMARX; NASDAQ: CMBAX; NASDAQ: CSITX; NASDAQ: CSTBX; NASDAQ: CSTCX; NASDAQ: CSTGX; NASDAQ: CSTRX; NASDAQ: CWEIX; NASDAQ: EGINX; NASDAQ: ESMAX; NASDAQ: ESMBX; NASDAQ: ESMCX; NASDAQ: FGLDX; NASDAQ: FIDYX; NASDAQ: FIEGX; NASDAQ: FLISX; NASDAQ: FSFKX; NASDAQ: FSFSX; NASDAQ: FSTEX; NASDAQ: FSTUX; NASDAQ: FTCHX; NASDAQ: FTPIX; NASDAQ: GGHCX; NASDAQ: GNDBX; NASDAQ: GNDCX; NASDAQ: GNDIX; NASDAQ: GTABX; NASDAQ: GTACX; NASDAQ: GTAGX; NASDAQ: GTARX; NASDAQ: GTAVX; NASDAQ: GTDBX; NASDAQ: GTDCX; NASDAQ: GTDDX; NASDAQ: GTHBX; NASDAQ: GTHCX; NASDAQ: GTHIX; NASDAQ: GTNDX; NASDAQ: GTSAX; NASDAQ: GTSBX; NASDAQ: GTSDX; NASDAQ: GTSRX; NASDAQ: GTSVX; NASDAQ: GTVBX; NASDAQ: GTVCX; NASDAQ: GTVLX; NASDAQ: GTVRX; NASDAQ: GTVVX; NASDAQ: HYINX; NASDAQ: IAGHX; NASDAQ: IAMSX; NASDAQ: IARAX; NASDAQ: IARCX; NASDAQ: IARIX; NASDAQ: IARRX; NASDAQ: IAUTX; NASDAQ: IBMSX; NASDAQ: IBUTX; NASDAQ: IBVAX; NASDAQ: IBVBX; NASDAQ: IBVCX; NASDAQ: IBVIX; NASDAQ: ICMSX; NASDAQ: IDICX; NASDAQ: IDYAX; NASDAQ: IDYBX; NASDAQ: IDYKX; NASDAQ: IEFCX; NASDAQ: IEGAX; NASDAQ: IEGBX; NASDAQ: IEGCX; NASDAQ: IENAX; NASDAQ: IENBX; NASDAQ: IENKX; NASDAQ: IFDCX; NASDAQ: IFSAX; NASDAQ: IFSBX; NASDAQ: IFSCX; NASDAQ: IGDAX; NASDAQ: IGDBX; NASDAQ: IGDCX; NASDAQ: IGHBX; NASDAQ: IGHCX; NASDAQ: IGREX; NASDAQ: IIBCX; NASDAQ: IIBRX; NASDAQ: IIMSX; NASDAQ: ILEKX; NASDAQ: ILSAX; NASDAQ: ILSBX; NASDAQ: ISCKX; NASDAQ: ISGAX; NASDAQ: ISGBX; NASDAQ: ISGCX; NASDAQ: ISIIX; NASDAQ: ISPIX; NASDAQ: ISTBX; NASDAQ: ITHCX; NASDAQ: ITHKX; NASDAQ: ITYAX; NASDAQ: ITYBX; NASDAQ: IUTCX; NASDAQ: IVLCX; NASDAQ: IWEIX; NASDAQ: LCBAX; NASDAQ: LCBBX; NASDAQ: LCBCX; NASDAQ: LCBIX; NASDAQ: LCBRX; NASDAQ: LCEAX; NASDAQ: LCEDX; NASDAQ: LCEIX; NASDAQ: LCEVX; NASDAQ:

LCGAX; NASDAQ: LCGBX; NASDAQ: LCGCX; NASDAQ: LCGIX; NASDAQ: LCIGX; NASDAQ: LCINX; NASDAQ: LCPAX; NASDAQ: LCPBX; NASDAQ: LCPCX; NASDAQ: LCRGX; NASDAQ: LMTAX; NASDAQ: MCODX; NASDAQ: MCOVX; NASDAQ: MDCAX; NASDAQ: MDCBX; NASDAQ: MDCRX; NASDAQ: MDCVX; NASDAQ: MDICX; NASDAQ: RAMGX; NASDAQ: REINX; NASDAQ: RGREX; NASDAQ: RWEIX; NASDAQ: SCOCX; NASDAQ: SCPBX; NASDAQ: SHTIX; NASDAQ: SMEAX; NASDAQ: SMEBX; NASDAQ: SMECX; NASDAQ: SMEIX; NASDAQ: SMERX; NASDAQ: SMMIX; NASDAQ: STBAX; NASDAQ: STBCX; NASDAQ: STBRX; NASDAQ: TBRAX; NASDAQ: TBRCX; NASDAQ: TBRDX; NASDAQ: TBRIX; NASDAQ: TBRRX; NASDAQ: WEINX; NASDAQ: XAFRX; NASDAQ: XFRCX; NYSE: WFC; OPPENHEIMER FUNDS INC; PACIFIC GROWTH; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; SCUDDER INVESTMENTS; STULL; STULL BRODY; STULL BRODY ANNOUNCES CLASS ACTION AGAINST; TEMPLETON INVESTMENTS; TZIVIA BRODY STULL; VAN KAMPEN INVESTMENTS; VEST INVESTMENT SERVICES LLC; **WELLS FARGO**; **WELLS FARGO** CO; **WELLS FARGO** FINANCIAL; **WELLS FARGO** FUNDS; **WELLS FARGO** INVESTMENTS; **WELLS FARGO** INVESTMENTS LLC; **WELLS FARGO** MUTUAL FUNDS; **WELLS FARGO** PREFERRED FUNDS; **WELLS FARGO WELLS FARGO** FUNDS MANAGEMENT) (Franklin Templeton Investments.; Funds; Funds Distributors; H.D .Vest; H.D. Vest; Lincoln; Preferred Funds; Shelf-Space Funds; Unbeknownst) (NEW YORK, NY)
KEYWORDS: (Class Action); (Professional Services:Legal)

TICKER SYMBOL: AADAX:NASDAQ; AADCX:NASDAQ; AADIX:NASDAQ; AADRX:NASDAQ; AAEBX:NASDAQ; AAGBX:NASDAQ; AAGCX:NASDAQ; AAGFX:NASDAQ; AAGVX:NASDAQ; AAMGX:NASDAQ; AARBX:NASDAQ; ABCAX:NASDAQ; ABCBX:NASDAQ; ABCCX:NASDAQ; ABCRX:NASDAQ; ABCVX:NASDAQ; ABIFX:NASDAQ; ACDAX:NASDAQ; ACDBX:NASDAQ; ACDCX:NASDAQ; ACDIX:NASDAQ; ACDRX:NASDAQ; ACDVX:NASDAQ; ACIFX:NASDAQ; ACMGX:NASDAQ; ACNAX:NASDAQ; ACNBX:NASDAQ; ACNCX:NASDAQ; ACNIX:NASDAQ; ACNRX:NASDAQ; AEDAX:NASDAQ; AEDBX:NASDAQ; AEDCX:NASDAQ; AEDRX:NASDAQ; AGAAX:NASDAQ; AGABX:NASDAQ; AGACX:NASDAQ; AGGAX:NASDAQ; AGGBX:NASDAQ; AGGCX:NASDAQ; AGIVX:NASDAQ; AGOIX:NASDAQ; AGOVX:NASDAQ; AGREX:NASDAQ; AGVBX:NASDAQ; AGVCX:NASDAQ; AGVRX:NASDAQ; AGWBX:NASDAQ; AGWCX:NASDAQ; AGWFX:NASDAQ; AHIYX:NASDAQ; AHMAX:NASDAQ; AHMBX:NASDAQ; AHMCX:NASDAQ; AHYBX:NASDAQ; AHYCX:NASDAQ; AIEBX:NASDAQ; AIECX:NASDAQ; AIERX:NASDAQ; AIEVX:NASDAQ; AIIEX:NASDAQ; AIIVX:NASDAQ; AIMGX:NASDAQ; AITFX:NASDAQ; ALMIX:NASDAQ; AMBBX:NASDAQ; AMBCX:NASDAQ; AMBDX:NASDAQ; AMBGX:NASDAQ; AMBIX:NASDAQ; AMCAX:NASDAQ; AMCBX:NASDAQ; AMCOX:NASDAQ; AMCVX:NASDAQ; AMGRX:NASDAQ; AMHYX:NASDAQ; AMIFX:NASDAQ; AMIGX:NASDAQ; AMIRX:NASDAQ; AMKAX:NASDAQ; AMKBX:NASDAQ; AMKCX:NASDAQ; AMKRX:NASDAQ; AMLIX:NASDAQ; ARRGX:NASDAQ; ASCOX:NASDAQ; ASIAX:NASDAQ; ASIBX:NASDAQ; ASICX:NASDAQ; ATDAX:NASDAQ; ATDBX:NASDAQ; ATDCX:NASDAQ; ATDIX:NASDAQ; ATDRX:NASDAQ; ATFAX:NASDAQ; ATFIX:NASDAQ; ATIAX:NASDAQ; ATIBX:NASDAQ; ATICX:NASDAQ; ATIIX:NASDAQ; ATIRX:NASDAQ; ATKAX:NASDAQ; ATKBX:NASDAQ; ATKCX:NASDAQ; ATKIX:NASDAQ; ATKRX:NASDAQ; AVLBX:NASDAQ; AVLCX:NASDAQ; AVLFX:NASDAQ; AVLRX:NASDAQ; AVLVX:NASDAQ; AWSAX:NASDAQ; AWSBX:NASDAQ; AWSCX:NASDAQ; BBLAX:NASDAQ; BBLBX:NASDAQ; BBLCX:NASDAQ; BBLIX:NASDAQ; BBLRX:NASDAQ; BBLTX:NASDAQ; BCHTX:NASDAQ; BCIVX:NASDAQ; BGREX:NASDAQ; BWEIX:NASDAQ; CAAMX:NASDAQ; CACMX:NASDAQ; CGREX:NASDAQ; CHRRX:NASDAQ; CHTCX:NASDAQ; CHTRX:NASDAQ; CHTVX:NASDAQ; CMAIX:NASDAQ; CMARX:NASDAQ; CMBAX:NASDAQ; CSITX:NASDAQ; CSTBX:NASDAQ; CSTCX:NASDAQ; CSTGX:NASDAQ; CSTRX:NASDAQ; CWEIX:NASDAQ; EGINX:NASDAQ; ESMAX:NASDAQ; ESMBX:NASDAQ; ESMCX:NASDAQ;

FGLDX:NASDAQ; FIDYX:NASDAQ; FIEGX:NASDAQ; FLISX:NASDAQ; FSFKX:NASDAQ; FSF-SX:NASDAQ; FSTEX:NASDAQ; FSTUX:NASDAQ; FTCHX:NASDAQ; FTPIX:NASDAQ; GGHCX:NASDAQ; GNDBX:NASDAQ; GNDCX:NASDAQ; GNDIX:NASDAQ; GTABX:NASDAQ; GTACX:NASDAQ; GTAGX:NASDAQ; GTARX:NASDAQ; GTAVX:NASDAQ; GTDBX:NASDAQ; GTDCX:NASDAQ; GT-DDX:NASDAQ; GTHBX:NASDAQ; GTHCX:NASDAQ; GTHIX:NASDAQ; GTNDX:NASDAQ; GTSAX:NASDAQ; GTSBX:NASDAQ; GTSDX:NASDAQ; GTSRX:NASDAQ; GTSVX:NASDAQ; GTVBX:NASDAQ; GTVCX:NASDAQ; GTVLX:NASDAQ; GTVRX:NASDAQ; GTVVX:NASDAQ; HYINX:NASDAQ; IAGHX:NASDAQ; IAMSX:NASDAQ; IARAX:NASDAQ; IARCX:NASDAQ; IARIX:NASDAQ; IAR-RX:NASDAQ; IAUTX:NASDAQ; IBMSX:NASDAQ; IBUTX:NASDAQ; IBVAX:NASDAQ; IBVBX:NASDAQ; IBVCX:NASDAQ; IBVIX:NASDAQ; ICMSX:NASDAQ; IDICX:NASDAQ; IDYAX:NASDAQ; IDY-BX:NASDAQ; IDYKX:NASDAQ; IEFCX:NASDAQ; IEGAX:NASDAQ; IEGBX:NASDAQ; IEGCX:NASDAQ; IENAX:NASDAQ; IENBX:NASDAQ; IENKX:NASDAQ; IFDCX:NASDAQ; IFSAX:NASDAQ; IFS-BX:NASDAQ; IFSCX:NASDAQ; IGDAX:NASDAQ; IGDBX:NASDAQ; IGDCX:NASDAQ; IGHBX:NASDAQ; IGHCX:NASDAQ; IGREX:NASDAQ; IIBCX:NASDAQ; IIBRX:NASDAQ; IIMSX:NASDAQ; ILEKX:NASDAQ; ILSAX:NASDAQ; ILSBX:NASDAQ; ISCKX:NASDAQ; ISGAX:NASDAQ; IS-GBX:NASDAQ; ISGCX:NASDAQ; ISIIX:NASDAQ; ISPIX:NASDAQ; ISTBX:NASDAQ; ITHCX:NASDAQ; ITHKX:NASDAQ; ITYAX:NASDAQ; ITYBX:NASDAQ; IUTCX:NASDAQ; IVLCX:NASDAQ; IWEIX:NASDAQ; LCBAX:NASDAQ; LCBBX:NASDAQ; LCBCX:NASDAQ; LCBIX:NASDAQ; LCBRX:NASDAQ; LCEAX:NASDAQ; LCEDX:NASDAQ; LCEIX:NASDAQ; LCEVX:NASDAQ; LCGAX:NASDAQ; LCGBX:NASDAQ; LCGCX:NASDAQ; LCGIX:NASDAQ; LCIGX:NASDAQ; LCINX:NASDAQ; LCPAX:NASDAQ; LCPBX:NASDAQ; LCPCX:NASDAQ; LCRGX:NASDAQ; LMTAX:NASDAQ; MCODX:NASDAQ; MCOVX:NASDAQ; MDCAX:NASDAQ; MDCBX:NASDAQ; MD-CRX:NASDAQ; MDCVX:NASDAQ; MDICX:NASDAQ; RAMGX:NASDAQ; REINX:NASDAQ; RGREX:NASDAQ; RWEIX:NASDAQ; SCOCX:NASDAQ; SCPBX:NASDAQ; SHTIX:NASDAQ; SMEAX:NASDAQ; SME-BX:NASDAQ; SMECX:NASDAQ; SMEIX:NASDAQ; SMERX:NASDAQ; SMMIX:NASDAQ; STBAX:NASDAQ; STBCX:NASDAQ; STBRX:NASDAQ; TBRAX:NASDAQ; TBRCX:NASDAQ; TBRDX:NASDAQ; TBRIX:NASDAQ; TBRRX:NASDAQ; WEINX:NASDAQ; WFC:NYSE; XAFRX:NASDAQ; XFRCX:NASDAQ

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11/18/05 INTERNETWIRE 00:00:00
END OF DOCUMENT

11/21/05 Internet Wire 00:00:00

Market Wire
Copyright 2005 Market Wire, Incorporated

November 21, 2005

Stull, Stull & Brody Announces Class Action Against **Wells Fargo** & Company on Behalf of Those Who Purchased Oppenheimer Mutual Funds From **Wells Fargo**

NEW YORK, NY 11/21/05 NEW YORK, NY, 11/21/05 / MARKET WIRE/ -- Notice is hereby given that a class action lawsuit was filed on November 4, 2005 in the United States District Court for the **Northern District** of California against **Wells Fargo** & Company (NYSE: WFC) and certain of its affiliates, on behalf of those who purchased Oppenheimer mutual funds from **Wells Fargo** Investments, LLC (" **Wells Fargo** Investments") or H.D. Vest Investment Services, LLC ("H.D. Vest") during the period between June 30, 2000 and June 8, 2005, inclusive (the "Class Period").

If you purchased Oppenheimer mutual funds, **Wells Fargo** mutual funds, or any funds participating in the **Wells Fargo** and H.D. Vest **revenue sharing** programs (" **Wells Fargo** Preferred Funds" and "H.D. Vest Preferred Funds," as defined below) through a **Wells Fargo** Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class members claim is typical of the claims of other class members, and that the class member will adequately represent the class. Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Stull, Stull & Brody, or other counsel of your choice, to serve as your counsel in this action. Stull, Stull & Brody has litigated many class actions for violations of securities laws in federal courts over the past 30 years and has obtained court approval of substantial settlements on numerous occasions. Stull, Stull & Brody maintains offices in both New York and Los Angeles.

The Oppenheimer mutual funds and their respective symbols are as follows:

Oppenheimer AMT-Free NY Municipal (NASDAQ: OPNYX) (NASDAQ: ONYBX) (NASDAQ: ONYCX) Oppenheimer AMT-Free Municipals (NASDAQ: OPTAX) (NASDAQ: OTFBX) (NASDAQ: OMFCX) Oppenheimer Balanced (NASDAQ: OPASX) (NASDAQ: OASBX) (NASDAQ: OASCX) (NASDAQ: OASNX) Oppenheimer CA Municipal (NASDAQ: OPCAX) (NASDAQ: OCABX)

(NASDAQ: OCACX) Oppenheimer Capital Appreciation (NASDAQ: OPTFX) (NASDAQ: OTGBX) (NASDAQ: OTFCX) (NASDAQ: OTCNX) (NASDAQ: OTCYX) Oppenheimer Capital Income (NASDAQ: OPPEX) (NASDAQ: OPEBX) (NASDAQ: OPECX) (NASDAQ: OCINX) Oppenheimer Champion Income (NASDAQ: OPCHX) (NASDAQ: OCHBX) (NASDAQ: OCHCX) (NASDAQ: OCHNX) Oppenheimer Convertible Securities (NASDAQ: RCVAX) (NASDAQ: RCVBX) (NASDAQ: RCVCX) (NASDAQ: RCVGX) (NASDAQ: RCVNX) Oppenheimer Core Bond (NASDAQ: OPIGX) (NASDAQ: OIGBX) (NASDAQ: OPBCX) (NASDAQ: OPBNX) (NASDAQ: OPBYX) Oppenheimer Developing Markets (NASDAQ: ODMAX) (NASDAQ: ODVBX) (NASDAQ: ODVCX) (NASDAQ: ODVNX) Oppenheimer Disciplined Allocation (NASDAQ: CNMTX) (NASDAQ: CDABX) (NASDAQ: CDACX) (NASDAQ: CDANX) Oppenheimer Discovery (NASDAQ: OPOCX) (NASDAQ: ODIBX) (NASDAQ: ODICX) (NASDAQ: ODINX) (NASDAQ: ODIYX) Oppenheimer Emerging Growth (NASDAQ: OEGAX) (NASDAQ: OEGBX) (NASDAQ: OEGCX) (NASDAQ: OEGNX) (NASDAQ: OEGYX) Oppenheimer Emerging Technologies (NASDAQ: OETAX) (NASDAQ: OETBX) (NASDAQ: OETCX) (NASDAQ: OETNX) (NASDAQ: OETYX) Oppenheimer Enterprise (NASDAQ: OENAX) (NASDAQ: OENBX) (NASDAQ: OENCX) (NASDAQ: OENNX) (NASDAQ: OENYX) Oppenheimer Equity (NASDAQ: OEQAX) (NASDAQ: OEQBX) (NASDAQ: OEQCX) (NASDAQ: OEQNX) (NASDAQ: OEQYX) Oppenheimer Global (NASDAQ: OPPAX) (NASDAQ: OGLBX) (NASDAQ: OGLCX) (NASDAQ: OGLNX) (NASDAQ: OGLYX) Oppenheimer Global Opportunities (NASDAQ: OPGIX) (NASDAQ: OGGIX) (NASDAQ: OGICX) (NASDAQ: OGINX) (NASDAQ: OGIYX) Oppenheimer Gold & Special Minerals (NASDAQ: OPGSX) (NASDAQ: OGMBX) (NASDAQ: OGMCX) (NASDAQ: OGMNX) Oppenheimer Growth (NASDAQ: OPPSX) (NASDAQ: OPSBX) (NASDAQ: OGRCX) (NASDAQ: OGRNX) (NASDAQ: OGRYX) Oppenheimer High-Yield (NASDAQ: OPPHX) (NASDAQ: OHYBX) (NASDAQ: OHYCX) (NASDAQ: OHYNX) (NASDAQ: OHYYX) Oppenheimer International Bond (NASDAQ: OIBAX) (NASDAQ: OIBBX) (NASDAQ: OIBCX) (NASDAQ: OIBNX) (NASDAQ: OIBYX) Oppenheimer International Growth (NASDAQ: OIGAX) (NASDAQ: IGRWX) (NASDAQ: OIGCX) (NASDAQ: OIGNX) Oppenheimer International Small Co (NASDAQ: OSMAX) (NASDAQ: OSMBX) (NASDAQ: OSMCX) (NASDAQ: OSMNX) Oppenheimer International Value (NASDAQ: OIVAX) (NASDAQ: OIVBX) (NASDAQ: OIVCX) Oppenheimer Limited Term CA Muni (NASDAQ: OLCAX) (NASDAQ: OLCBX) (NASDAQ: OLCCX) Oppenheimer Limited Term Municipal (NASDAQ: OPITX) (NASDAQ: OIMBX) (NASDAQ: OITCX) Oppenheimer Limited Term NY Municipal (NASDAQ: LTNYX) (NASDAQ: LTBBX) (NASDAQ: LTNCX) Oppenheimer Limited-Term Government (NASDAQ: OPGVX) (NASDAQ: OGSBX) (NASDAQ: OLTCX) (NASDAQ: OLTNX) (NASDAQ: OLTYX) Oppenheimer Main St Opportunity (NASDAQ: OMSOX) (NASDAQ: OMOBX) (NASDAQ: OMSCX) (NASDAQ: OMSNX) (NASDAQ: OMSYX) Oppenheimer Main St Small Cap (NASDAQ: OPMSX) (NASDAQ: OPMBX) (NASDAQ: OPMCX) (NASDAQ: OPMNX) (NASDAQ: OPMYX) Oppenheimer Main Street (NASDAQ: MSIGX) (NASDAQ: OMSBX) (NASDAQ: MIGCX) (NASDAQ: OMGNX) (NASDAQ: MIGYX) Oppenheimer MidCap (NASDAQ: OMDAX) (NASDAQ: OMDBX) (NASDAQ: OMDCX) (NASDAQ: OMDNX) (NASDAQ: OMDYX) Oppenheimer NJ Municipal (NASDAQ: ONJAX) (NASDAQ: ONJBX) (NASDAQ: ONJCX) Oppenheimer PA Municipal (NASDAQ: OPATX) (NASDAQ: OPABX) (NASDAQ: OPACX) Oppenheimer Port Series Active Alloc (NASDAQ: OAAAX) (NASDAQ: OAABX) (NASDAQ: OAACX) (NASDAQ: OAANX) (NASDAQ: OAAYX) Oppenheimer Port Series Agg Inv (NASDAQ: OAAIX) (NASDAQ: OBAIX) (NASDAQ: OCAIX) (NASDAQ: ONAIX) (NASDAQ: OYAIX) Oppenheimer Port Series Conserv Inv (NASDAQ: OACIX) (NASDAQ: OBCIX) (NASDAQ: OCCIX) (NASDAQ: ONCIX) (NASDAQ: OYCIX) Oppenheimer Port Series Moderate Inv (NASDAQ: OAMIX) (NASDAQ: OBMIX) (NASDAQ: OCMIX) (NASDAQ: ON-

MIX) (NASDAQ: OYMIX) Oppenheimer Principal Prot Main St (NASDAQ: OAPPX) (NASDAQ: OBPPX) (NASDAQ: OCPPX) (NASDAQ: ONPPX) Oppenheimer Principal Prot Main St II (NASDAQ: OAPMX) (NASDAQ: OBPMX) (NASDAQ: OCPMX) Oppenheimer Principal Prot Main St III (NASDAQ: OAPRX) (NASDAQ: OBPRX) (NASDAQ: OCPRX) (NASDAQ: ONPRX) Oppenheimer Quest Balanced (NASDAQ: QVGIX) (NASDAQ: QGRBX) (NASDAQ: QGRCX) (NASDAQ: QGRNX) (NASDAQ: QGRYX) Oppenheimer Quest Capital Value (NASDAQ: QCVAX) (NASDAQ: QCVBX) (NASDAQ: QCVCX) (NASDAQ: QCVNX) Oppenheimer Quest International Value (NASDAQ: QIVAX) (NASDAQ: QIVBX) (NASDAQ: QIVCX) (NASDAQ: QIVNX) Oppenheimer Quest Opportunity Value (NASDAQ: QVOPX) (NASDAQ: QOPBX) (NASDAQ: QOPCX) (NASDAQ: QOPNX) (NASDAQ: QOPYX) Oppenheimer Quest Value (NASDAQ: QFVFX) (NASDAQ: QFVBX) (NASDAQ: QFVCX) (NASDAQ: QFVNX) (NASDAQ: QFVYX) Oppenheimer Quest Real Asset (NASDAQ: QRAAX) (NASDAQ: QRABX) (NASDAQ: QRACX) (NASDAQ: QRANX) (NASDAQ: QRAYX) Oppenheimer Real Estate (NASDAQ: OREAX) (NASDAQ: OREBX) (NASDAQ: ORECX) (NASDAQ: ORENX) (NASDAQ: OREYX) Oppenheimer Rochester National Muni (NASDAQ: ORNAX) (NASDAQ: ORNBX) (NASDAQ: ORNCX) Oppenheimer Select Value (NASDAQ: OSVAX) (NASDAQ: OSVBX) (NASDAQ: OSCVX) (NASDAQ: OSVNX) (NASDAQ: OSVYX) Oppenheimer Senior Floating Rate (NASDAQ: XOSAX) (NASDAQ: XOSBX) (NASDAQ: XOSCX) Oppenheimer Small & Mid Cap Value (NASDAQ: QVSCX) (NASDAQ: QSCBX) (NASDAQ: QSCCX) (NASDAQ: QSCNX) Oppenheimer Strat Income (NASDAQ: OPSIX) (NASDAQ: OPSGX) (NASDAQ: OSICX) (NASDAQ: OSINX) (NASDAQ: OSIYX) Oppenheimer Total Return Bond (NASDAQ: OTRAX) (NASDAQ: OTRBX) (NASDAQ: OTRCX) (NASDAQ: OTRNX) Oppenheimer U.S. Government (NASDAQ: OUSGX) (NASDAQ: UGTBX) (NASDAQ: OUSCX) (NASDAQ: OUSNX) (NASDAQ: OUSYX) Oppenheimer Value (NASDAQ: CGRWX) (NASDAQ: CGRBX) (NASDAQ: CGRCX) (NASDAQ: CGRNX) (NASDAQ: CGRYX) Oppenheimer Rochester Fund Muni (NASDAQ: RMUNX) (NASDAQ: RMUBX) (NASDAQ: RMUCX) (NASDAQ: RMUYX)

The **Wells Fargo** Preferred Funds include mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors, LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and **Wells Fargo** Mutual Funds.
The H.D. Vest Preferred Funds include mutual funds in the following mutual fund families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, **Wells Fargo** Funds, American Funds, and Franklin Templeton Investments.

The action is pending in the United States District Court for the **Northern** District of California against defendant **Wells Fargo** & Company and certain of its affiliated entities. The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push **Wells Fargo** Investments and H.D. Vest sales personnel to steer clients into purchasing certain **Wells Fargo** Funds and **Wells Fargo** and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to **Wells Fargo** and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. **Wells Fargo** Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.

The action also includes a subclass of persons who held any shares of **Wells Fargo** Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of **Wells Fargo**, **Wells Fargo** Funds Management, created further undisclosed material conflicts of interest by entering into **revenue sharing** agreements with brokers at **Wells Fargo** Investments and H.D. Vest to push investors into **Wells Fargo** Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.

The action includes a second subclass of persons who purchased a **Wells Fargo** Financial Plan that held **Wells Fargo** Funds. The **Wells Fargo** Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.
If you wish to discuss this action or have any questions concerning this notice or your rights or interests with respect to these matters, please contact Tzivia Brody at Stull, Stull & Brody by calling toll-free 1-800-337-4983, or by e-mail at SSBNY@aol.com, or by fax at 212/490-2022, or by writing to Stull, Stull & Brody, 6 East 45th Street, New York, NY 10017. You can also visit our website at www.ssbny.com.

Contact:
Tzivia Brody
Stull, Stull & Brody
toll-free 1-800-337-4983
e-mail at Email Contact
fax at 212/490-2022

---- INDEX REFERENCES ----

COMPANY: FMR CORP; WELLS FARGO AND CO; CIA LLC; PIONEER INVESTMENT MANAGEMENT INC; FIDELITY ABERDEEN STREET TRUST; FIDELITY INVESTMENT SERVICES LTD; OPPENHEIMER GROWTH AND INCOME FUND; PUTNAM INVESTMENTS; WELLS FARGO AND CO CALIFORNIA; FIDELITY SELECT PORTFOLIOS; VAN KAMPEN INVESTMENTS; OPPENHEIMER AND CO INC; WELLS FARGO INVESTMENTS LLC; WACHOVIA CORP; JAPAN FUND INC; DELAWARE INVESTMENTS; FIDELITY INVESTMENT; OPPENHEIMER TRANSITION 2010 FUND; FIDELITY INCOME FUND; OPPENHEIMER FUNDS INC; FIDELITY INVESTMENTS; OPPENHEIMER TRANSITION 2020 FUND; DREYFUS CORP (THE); ASSET MANAGEMENT; DELAWARE MANAGEMENT HOLDINGS CO INC; OPPENHEIMER TRANSITION 2030 FUND; EVERGREEN INVESTMENTS; OPPENHEIMER AND CLOSE INC; CIBC WORLD MARKETS CORP; FIDELITY INVESTMENTS INSTITUTIONAL SERVICES CO INC; MICHIGAN COATING PRODUCTS; MARSH AND MCLENNAN COS INC; FIDELITY FINANCIAL TRUST

NEWS SUBJECT: (Legal (1LE33); Major Corporations (1MA93); Economics & Trade (1EC26); Business Litigation (1BU04); Government (1GO80); Business Lawsuits & Settlements (1BU19); Financial Markets (1FI87))

INDUSTRY: (Investment Management (1IN34); Personal Financial Planning (1PE18); Banking (1BA20); Financial Services Regulatory (1FI03); Financial Services Products (1FI16); Mutual Funds (1MU87); Securities Investment (1SE57); Financial Services (1FI37))

REGION: (North America (1NO39); New York (1NE72); USA (1US73); Americas (1AM92); California (1CA98))

Language: EN

OTHER INDEXING: (ALLIANCE BERNSTEIN INVESTMENT RESEARCH; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; ASSET MANAGEMENT; DELAWARE INVESTMENTS; DISTRIBUTORS INC; DREYFUS SERVICE CORP; EAST 45TH STREET; EATON VANCE MANAGED INVESTMENTS; EVERGREEN INVESTMENTS; FEDERATED; FIDELITY INVESTMENTS; FREE MUNICIPALS; FREE NY MUNICIPAL; FULL SERVICE; INVESTMENT; INVESTMENT MANAGEMENT; INVESTMENTS; JOHN HANCOCK FUNDS WELLS FARGO FUNDS; LLC; NASDAQ: CDABX; NASDAQ: CDACX; NASDAQ: CDANX; NASDAQ: CGRBX; NASDAQ: CGRCX; NASDAQ: CGRNX; NASDAQ: CGRWX; NASDAQ: CGRYX; NASDAQ: CNMTX; NASDAQ: IGRWX; NASDAQ: LTBBX; NASDAQ: LTNCX; NASDAQ: LTNYX; NASDAQ: MIGCX; NASDAQ: MIGYX; NASDAQ: MSIGX; NASDAQ: OAAAX; NASDAQ: OAABX; NASDAQ: OAACX; NASDAQ: OAAIX; NASDAQ: OAANX; NASDAQ: OAAYX; NASDAQ: OACIX; NASDAQ: OAMIX; NASDAQ: OAPMX; NASDAQ: OAPPX; NASDAQ: OAPRX; NASDAQ: OASBX; NASDAQ: OASCX; NASDAQ: OASNX; NASDAQ: OBAIX; NASDAQ: OBCIX; NASDAQ: OBMIX; NASDAQ: OBPMX; NASDAQ: OBPPX; NASDAQ: OBPRX; NASDAQ: OCABX; NASDAQ: OCACX; NASDAQ: OCAIX; NASDAQ: OCCIX; NASDAQ: OCHBX; NASDAQ: OCHCX; NASDAQ: OCHNX; NASDAQ: OCINX; NASDAQ: OCMIX; NASDAQ: OCPMX; NASDAQ: OCPPX; NASDAQ: OCPRX; NASDAQ: ODIBX; NASDAQ: ODICX; NASDAQ: ODINX; NASDAQ: ODIYX; NASDAQ: ODMAX; NASDAQ: ODVBX; NASDAQ: ODVCX; NASDAQ: ODVNX; NASDAQ: OEGAX; NASDAQ: OEGBX; NASDAQ: OEGCX; NASDAQ: OEGNX; NASDAQ: OEGYX; NASDAQ: OENAX; NASDAQ: OENBX; NASDAQ: OENCX; NASDAQ: OENNX; NASDAQ: OENYX; NASDAQ: OEQAX; NASDAQ: OEQBX; NASDAQ: OEQCX; NASDAQ: OEQNX; NASDAQ: OEQYX; NASDAQ: OETAX; NASDAQ: OETBX; NASDAQ: OETCX; NASDAQ: OETNX; NASDAQ: OETYX; NASDAQ: OGGIX; NASDAQ: OGICX; NASDAQ: OGINX; NASDAQ: OGIYX; NASDAQ:

OGLBX; NASDAQ: OGLCX; NASDAQ: OGLNX; NASDAQ: OGLYX; NASDAQ: OGMBX; NASDAQ: OGMCX; NASDAQ: OGMNX; NASDAQ: OGRCX; NASDAQ: OGRNX; NASDAQ: OGRYX; NASDAQ: OGSBX; NASDAQ: OHYBX; NASDAQ: OHYCX; NASDAQ: OHYNX; NASDAQ: OHYYX; NASDAQ: OIBAX; NASDAQ: OIBBX; NASDAQ: OIBCX; NASDAQ: OIBNX; NASDAQ: OIBYX; NASDAQ: OIGAX; NASDAQ: OIGBX; NASDAQ: OIGCX; NASDAQ: OIGNX; NASDAQ: OIMBX; NASDAQ: OITCX; NASDAQ: OIVAX; NASDAQ: OIVBX; NASDAQ: OIVCX; NASDAQ: OLCAX; NASDAQ: OLCBX; NASDAQ: OLCCX; NASDAQ: OLTCX; NASDAQ: OLTNX; NASDAQ: OLTYX; NASDAQ: OMDAX; NASDAQ: OMDBX; NASDAQ: OMDCX; NASDAQ: OMDNX; NASDAQ: OMDYX; NASDAQ: OMFCX; NASDAQ: OMGNX; NASDAQ: OMOBX; NASDAQ: OMSBX; NASDAQ: OMSCX; NASDAQ: OMSNX; NASDAQ: OMSOX; NASDAQ: OMSYX; NASDAQ: ONAIX; NASDAQ: ONCIX; NASDAQ: ONJAX; NASDAQ: ONJBX; NASDAQ: ONJCX; NASDAQ: ONMIX; NASDAQ: ONPPX; NASDAQ: ONPRX; NASDAQ: ONYBX; NASDAQ: ONYCX; NASDAQ: OPABX; NASDAQ: OPACX; NASDAQ: OPASX; NASDAQ: OPATX; NASDAQ: OPBCX; NASDAQ: OPBNX; NASDAQ: OPBYX; NASDAQ: OPCAX; NASDAQ: OPCHX; NASDAQ: OPEBX; NASDAQ: OPECX; NASDAQ: OPGIX; NASDAQ: OPGSX; NASDAQ: OPGVX; NASDAQ: OPIGX; NASDAQ: OPITX; NASDAQ: OPMBX; NASDAQ: OPMCX; NASDAQ: OPMNX; NASDAQ: OPMSX; NASDAQ: OPMYX; NASDAQ: OPNYX; NASDAQ: OPOCX; NASDAQ: OPPAX; NASDAQ: OPPEX; NASDAQ: OPPHX; NASDAQ: OPPSX; NASDAQ: OPSBX; NASDAQ: OPSGX; NASDAQ: OPSIX; NASDAQ: OPTAX; NASDAQ: OPTFX; NASDAQ: OREAX; NASDAQ: OREBX; NASDAQ: ORECX; NASDAQ: ORENX; NASDAQ: OREYX; NASDAQ: ORNAX; NASDAQ: ORNBX; NASDAQ: ORNCX; NASDAQ: OSCVX; NASDAQ: OSICX; NASDAQ: OSINX; NASDAQ: OSIYX; NASDAQ: OSMAX; NASDAQ: OSMBX; NASDAQ: OSMCX; NASDAQ: OSMNX; NASDAQ: OSVAX; NASDAQ: OSVBX; NASDAQ: OSVNX; NASDAQ: OSVYX; NASDAQ: OTCNX; NASDAQ: OTCYX; NASDAQ: OTFBX; NASDAQ: OTFCX; NASDAQ: OTGBX; NASDAQ: OTRAX; NASDAQ: OTRBX; NASDAQ: OTRCX; NASDAQ: OTRNX; NASDAQ: OUSCX; NASDAQ: OUSGX; NASDAQ: OUSNX; NASDAQ: OUSYX; NASDAQ: OYAIX; NASDAQ: OYCIX; NASDAQ: OYMIX; NASDAQ: QCVAX; NASDAQ: QCVBX; NASDAQ: QCVCX; NASDAQ: QCVNX; NASDAQ: QFVBX; NASDAQ: QFVCX; NASDAQ: QFVFX; NASDAQ: QFVNX; NASDAQ: QFVYX; NASDAQ: QGRBX; NASDAQ: QGRCX; NASDAQ: QGRNX; NASDAQ: QGRYX; NASDAQ: QIVAX; NASDAQ: QIVBX; NASDAQ: QIVCX; NASDAQ: QIVNX; NASDAQ: QOPBX; NASDAQ: QOPCX; NASDAQ: QOPNX; NASDAQ: QOPYX; NASDAQ: QRAAX; NASDAQ: QRABX; NASDAQ: QRACX; NASDAQ: QRANX; NASDAQ: QRAYX; NASDAQ: QSCBX; NASDAQ: QSCCX; NASDAQ: QSCNX; NASDAQ: QVGIX; NASDAQ: QVOPX; NASDAQ: QVSCX; NASDAQ: RCVAX; NASDAQ: RCVBX; NASDAQ: RCVCX; NASDAQ: RCVGX; NASDAQ: RCVNX; NASDAQ: RMUBX; NASDAQ: RMUCX; NASDAQ: RMUNX; NASDAQ: RMUYX; NASDAQ: UGTBX; NASDAQ: XOSAX; NASDAQ: XOSBX; NASDAQ: XOSCX; NYSE: WFC; OPPENHEIMER; OPPENHEIMER AMT; OPPENHEIMER BALANCED; OPPENHEIMER CA MUNICIPAL; OPPENHEIMER CONVERTIBLE SECURITIES; OPPENHEIMER CORE BOND; OPPENHEIMER DEVELOPING MARKETS; OPPENHEIMER DISCIPLINED ALLOCATION; OPPENHEIMER DISCOVERY; OPPENHEIMER EMERGING GROWTH; OPPENHEIMER EMERGING TECHNOLOGIES; OPPENHEIMER ENTERPRISE; OPPENHEIMER FUNDS INC; OPPENHEIMER GLOBAL; OPPENHEIMER GLOBAL OPPORTUNITIES; OPPENHEIMER GOLD SPECIAL MINERALS; OPPENHEIMER GROWTH; OPPENHEIMER INTERNATIONAL BOND; OPPENHEIMER INTERNATIONAL GROWTH; OPPENHEIMER INTERNATIONAL SMALL CO; OPPENHEIMER LTD; OPPENHEIMER LIMITED TERM; OPPENHEIMER LIMITED TERM MUNICIPAL; OPPENHEIMER LIMITED TERM NY MUNICIPAL; OPPENHEIMER MAIN STREET; OPPENHEIMER MIDCAP; OPPENHEIMER NJ MUNICIPAL; OPPENHEIMER PA MUNICIPAL; OPPENHEIMER PORT SERIES ACTIVE ALLOC; OPPENHEIMER PORT SERIES AGG INV; OPPENHEIMER PORT SERIES CONSERV INV; OPPENHEIMER PORT SERIES MODERATE INV; OPPENHEIMER PRINCIPAL PROT; OPPENHEIMER QUEST; OPPENHEIMER QUEST BALANCED; OPPENHEIMER QUEST INTL; OPPENHEIMER QUEST REAL ASSET; OPPENHEIMER REAL ESTATE; OPPENHEIMER ROCHESTER FUND MUNI; OPPENHEIMER ROCHESTER

NATIONAL MUNI; OPPENHEIMER SENIOR FLOATING RATE; OPPENHEIMER SMALL; OPPENHEIMER TOTAL RETURN BOND; OPPENHEIMER VALUE; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; SCUDDER INVESTMENTS; ST II; ST III; ST OPPORTUNITY; ST SMALL CAP; STULL; STULL BRODY; STULL BRODY ANNOUNCES CLASS ACTION AGAINST; TEMPLETON INVESTMENTS; TZIVIA BRODY STULL; VAN KAMPEN INVESTMENTS; VAN KAMPEN INVESTMENTS AIM; VEST INVESTMENT SERVICES LLC; **WELLS FARGO**; **WELLS FARGO** CO; **WELLS FARGO** FINANCIAL; **WELLS FARGO** FINANCIAL PLAN; **WELLS FARGO** FUNDS; **WELLS FARGO** INVESTMENTS; **WELLS FARGO** INVESTMENTS LLC; **WELLS FARGO** MUTUAL FUNDS; **WELLS FARGO** PREFERRED FUNDS; **WELLS FARGO WELLS FARGO** FUNDS MANAGEMENT) (Franklin Templeton Investments.; Funds; Funds Distributors; H.D .Vest; H.D. Vest; Lincoln; Preferred Funds; Shelf-Space Funds; Unbeknownst) (NEW YORK, NY)
KEYWORDS: (Class Action); (Professional Services:Legal)

TICKER SYMBOL: CDABX:NASDAQ; CDACX:NASDAQ; CDANX:NASDAQ; CGRBX:NASDAQ; CGRCX:NASDAQ; CGRNX:NASDAQ; CGRWX:NASDAQ; CGRYX:NASDAQ; CNMTX:NASDAQ; IGRWX:NASDAQ; LTBBX:NASDAQ; LTNCX:NASDAQ; LTNYX:NASDAQ; MIGCX:NASDAQ; MIGYX:NASDAQ; MSIGX:NASDAQ; OAAAX:NASDAQ; OAABX:NASDAQ; OAACX:NASDAQ; OAAIX:NASDAQ; OAANX:NASDAQ; OAAYX:NASDAQ; OACIX:NASDAQ; OAMIX:NASDAQ; OAPMX:NASDAQ; OAPPX:NASDAQ; OAPRX:NASDAQ; OASBX:NASDAQ; OASCX:NASDAQ; OASNX:NASDAQ; OBAIX:NASDAQ; OBCIX:NASDAQ; OBMIX:NASDAQ; OBPMX:NASDAQ; OBPPX:NASDAQ; OBPRX:NASDAQ; OCABX:NASDAQ; OCACX:NASDAQ; OCAIX:NASDAQ; OCCIX:NASDAQ; OCHBX:NASDAQ; OCHCX:NASDAQ; OCHNX:NASDAQ; OCINX:NASDAQ; OCMIX:NASDAQ; OCPMX:NASDAQ; OCPPX:NASDAQ; OCPRX:NASDAQ; ODIBX:NASDAQ; ODICX:NASDAQ; ODINX:NASDAQ; ODIYX:NASDAQ; ODMAX:NASDAQ; ODVBX:NASDAQ; ODVCX:NASDAQ; ODVNX:NASDAQ; OEGAX:NASDAQ; OEGBX:NASDAQ; OEGCX:NASDAQ; OEGNX:NASDAQ; OEGYX:NASDAQ; OENAX:NASDAQ; OENBX:NASDAQ; OENCX:NASDAQ; OENNX:NASDAQ; OENYX:NASDAQ; OEQAX:NASDAQ; OEQBX:NASDAQ; OEQCX:NASDAQ; OEQNX:NASDAQ; OEQYX:NASDAQ; OETAX:NASDAQ; OETBX:NASDAQ; OETCX:NASDAQ; OETNX:NASDAQ; OETYX:NASDAQ; OGGIX:NASDAQ; OGICX:NASDAQ; OGINX:NASDAQ; OGIYX:NASDAQ; OGLBX:NASDAQ; OGLCX:NASDAQ; OGLNX:NASDAQ; OGLYX:NASDAQ; OGMBX:NASDAQ; OGMCX:NASDAQ; OGMNX:NASDAQ; OGRCX:NASDAQ; OGRNX:NASDAQ; OGRYX:NASDAQ; OGSBX:NASDAQ; OHYBX:NASDAQ; OHYCX:NASDAQ; OHYNX:NASDAQ; OHYYX:NASDAQ; OIBAX:NASDAQ; OIBBX:NASDAQ; OIBCX:NASDAQ; OIBNX:NASDAQ; OIBYX:NASDAQ; OIGAX:NASDAQ; OIGBX:NASDAQ; OIGCX:NASDAQ; OIGNX:NASDAQ; OIMBX:NASDAQ; OITCX:NASDAQ; OIVAX:NASDAQ; OIVBX:NASDAQ; OIVCX:NASDAQ; OLCAX:NASDAQ; OLCBX:NASDAQ; OLCCX:NASDAQ; OLTCX:NASDAQ; OLTNX:NASDAQ; OLTYX:NASDAQ; OMDAX:NASDAQ; OMDBX:NASDAQ; OMDCX:NASDAQ; OMDNX:NASDAQ; OMDYX:NASDAQ; OMFCX:NASDAQ; OMGNX:NASDAQ; OMOBX:NASDAQ; OMSBX:NASDAQ; OMSCX:NASDAQ; OMSNX:NASDAQ; OMSOX:NASDAQ; OMSYX:NASDAQ; ONAIX:NASDAQ; ONCIX:NASDAQ; ONJAX:NASDAQ; ONJBX:NASDAQ; ONJCX:NASDAQ; ONMIX:NASDAQ; ONPPX:NASDAQ; ONPRX:NASDAQ; ONYBX:NASDAQ; ONYCX:NASDAQ; OPABX:NASDAQ; OPACX:NASDAQ; OPASX:NASDAQ; OPATX:NASDAQ; OPBCX:NASDAQ; OPBNX:NASDAQ; OPBYX:NASDAQ; OPCAX:NASDAQ; OPCHX:NASDAQ; OPEBX:NASDAQ; OPECX:NASDAQ; OPGIX:NASDAQ; OPGSX:NASDAQ; OPGVX:NASDAQ; OPIGX:NASDAQ; OPITX:NASDAQ; OPMBX:NASDAQ; OPMCX:NASDAQ; OPMNX:NASDAQ; OPMSX:NASDAQ; OPMYX:NASDAQ; OPNYX:NASDAQ; OPOCX:NASDAQ; OPPAX:NASDAQ; OPPEX:NASDAQ; OPPHX:NASDAQ; OPPSX:NASDAQ; OPSBX:NASDAQ; OPSGX:NASDAQ; OPSIX:NASDAQ; OPTAX:NASDAQ;

OPTFX:NASDAQ; OREAX:NASDAQ; OREBX:NASDAQ; ORECX:NASDAQ; ORENX:NASDAQ; OREYX:NASDAQ; ORNAX:NASDAQ; ORNBX:NASDAQ; ORNCX:NASDAQ; OSCVX:NASDAQ; OS-ICX:NASDAQ; OSINX:NASDAQ; OSIYX:NASDAQ; OSMAX:NASDAQ; OSMBX:NASDAQ; OSMCX:NASDAQ; OSMNX:NASDAQ; OSVAX:NASDAQ; OSVBX:NASDAQ; OSVNX:NASDAQ; OSVYX:NASDAQ; OTCNX:NASDAQ; OTCYX:NASDAQ; OTFBX:NASDAQ; OTFCX:NASDAQ; OTGBX:NASDAQ; OTRAX:NASDAQ; OTRBX:NASDAQ; OTRCX:NASDAQ; OTRNX:NASDAQ; OUSCX:NASDAQ; OUS-GX:NASDAQ; OUSNX:NASDAQ; OUSYX:NASDAQ; OYAIX:NASDAQ; OYCIX:NASDAQ; OYMIX:NASDAQ; QCVAX:NASDAQ; QCVBX:NASDAQ; QCVCX:NASDAQ; QCVNX:NASDAQ; QFVBX:NASDAQ; QFVCX:NASDAQ; QFVFX:NASDAQ; QFVNX:NASDAQ; QFVYX:NASDAQ; QGRBX:NASDAQ; QGRCX:NASDAQ; QGRNX:NASDAQ; QGRYX:NASDAQ; QIVAX:NASDAQ; QIVBX:NASDAQ; QIVCX:NASDAQ; QIVNX:NASDAQ; QOPBX:NASDAQ; QOPCX:NASDAQ; QOPNX:NASDAQ; QOPYX:NASDAQ; QRAAX:NASDAQ; QRABX:NASDAQ; QRACX:NASDAQ; QRANX:NASDAQ; QRAYX:NASDAQ; QSCBX:NASDAQ; QSCCX:NASDAQ; QSCNX:NASDAQ; QVGIX:NASDAQ; QVOPX:NASDAQ; QVSCX:NASDAQ; RCVAX:NASDAQ; RCVBX:NASDAQ; RCVCX:NASDAQ; RCVGX:NASDAQ; RCVNX:NASDAQ; RMUBX:NASDAQ; RMUCX:NASDAQ; RMUNX:NASDAQ; RMUYX:NASDAQ; UGTBX:NASDAQ; WFC:NYSE; XOSAX:NASDAQ; XOSBX:NASDAQ; XOSCX:NASDAQ

Word Count: 2322
11/21/05 INTERNETWIRE 00:00:00
END OF DOCUMENT

11/28/05 Internet Wire 00:00:00

Market Wire

November 28, 2005

Stull, Stull & Brody Announces Class Action Against **Wells Fargo** & Company on Behalf of Those Who Purchased Van Kampen Mutual Funds From **Wells Fargo**

NEW YORK, NY 11/28/05 NEW YORK, NY, 11/28/05 / MARKET WIRE/ -- Notice is hereby given that a class action lawsuit was filed on November 4, 2005 in the United States District Court for the **Northern District** of California against **Wells Fargo** & Company (NYSE: WFC) and certain of its affiliates, on behalf of those who purchased Van Kampen mutual funds from **Wells Fargo** Investments, LLC (" **Wells Fargo** Investments") or H.D. Vest Investment Services, LLC ("H.D. Vest") during the period between June 30, 2000 and June 8, 2005, inclusive (the "Class Period").

If you purchased Van Kampen mutual funds, **Wells Fargo** mutual funds, or any funds participating in the **Wells Fargo** and H.D. Vest **revenue sharing** programs (" **Wells Fargo** Preferred Funds" and "H.D. Vest Preferred Funds," as defined below) through a **Wells Fargo** Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class member's claim is typical of the claims of other class members, and that the class member will adequately represent the class. Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Stull, Stull & Brody, or other counsel of your choice, to serve as your counsel in this action. Stull, Stull & Brody has litigated many class actions for violations of securities laws in federal courts over the past 30 years and has obtained court approval of substantial settlements on numerous occasions. Stull, Stull & Brody maintains offices in both New York and Los Angeles. The Van Kampen mutual funds and their respective symbols are as follows:

Van Kampen Aggressive Growth (NASDAQ: VAGAX) (NASDAQ: VAGBX) (NASDAQ: VAGCX) (NASDAQ: VAGDX) Van Kampen American Value (NASDAQ: MSAVX) (NASDAQ: MGAVX) (NASDAQ: MSVCX) Van Kampen CA Insured Tax-Free (NASDAQ: VKCIX) (NASDAQ: VCIBX) (NASDAQ: VCICX) Van Kampen Comstock (NASDAQ: ACSTX) (NASDAQ: ACSWX) (NASDAQ: ACSYX) (NASDAQ: ACSDX) (NASDAQ: ACSRX) Van Kampen Corporate Bond (NASDAQ: ACCBX) (NASDAQ:

ACCDX) (NASDAQ: ACCEX) Van Kampen Emerging Growth (NASDAQ: ACEGX) (NASDAQ: ACEMX) (NASDAQ: ACEFX) (NASDAQ: ACEDX) (NASDAQ: ACEEX) Van Kampen Emerging Markets (NASDAQ: MSRAX) (NASDAQ: MSRBX) (NASDAQ: MSRCX) Van Kampen Enterprise (NASDAQ: ACENX) (NASDAQ: ACEOX) (NASDAQ: ACEPX) Van Kampen Equity and Income (NASDAQ: ACEIX) (NASDAQ: ACEQX) (NASDAQ: ACERX) (NASDAQ: ACETX) (NASDAQ: ACESX) Van Kampen Equity Growth (NASDAQ: VEGAX) (NASDAQ: VEGBX) (NASDAQ: VEGCX) Van Kampen Exchange (NASDAQ: ACEHX) Van Kampen Global Equity Alloc (NASDAQ: MSGAX) (NASDAQ: MSGBX) (NASDAQ: MSGCX) Van Kampen Global Franchise (NASDAQ: VGFAX) (NASDAQ: VGFBX) (NASDAQ: VGFCX) Van Kampen Global Value Equity (NASDAQ: MGEAX) (NASDAQ: MGEBX) (NASDAQ: MGECX) Van Kampen Government Securities (NASDAQ: ACGVX) (NASDAQ: ACGTX) (NASDAQ: ACGSX) Van Kampen Growth and Income (NASDAQ: ACGIX) (NASDAQ: ACGJX) (NASDAQ: ACGKX) (NASDAQ: ACGMX) (NASDAQ: ACGLX) Van Kampen Harbor (NASDAQ: ACHBX) (NASDAQ: ACHAX) (NASDAQ: ACHCX) (NASDAQ: ACHIX) Van Kampen High Yield (NASDAQ: ACHYX) (NASDAQ: ACHZX) (NASDAQ: ACHWX) (NASDAQ: ACHVX) Van Kampen High-Yield Municipal (NASDAQ: ACTHX) (NASDAQ: ACTGX) (NASDAQ: ACTFX) Van Kampen Insured Tax-Free Inc (NASDAQ: VKMTX) (NASDAQ: VMTBX) (NASDAQ: VMTCX) Van Kampen Interm-Term Muni (NASDAQ: VKLMX) (NASDAQ: VKLBX) (NASDAQ: VKLCX) Van Kampen International Advantage (NASDAQ: VKIAX) (NASDAQ: VKIBX) (NASDAQ: VKICX) Van Kampen Limited Duration (NASDAQ: ACFMX) (NASDAQ: ACFTX) (NASDAQ: ACFWX) Van Kampen Mid Cap Growth (NASDAQ: VGRAX) (NASDAQ: VGRBX) (NASDAQ: VGRCX) Van Kampen Municipal Income (NASDAQ: VKMMX) (NASDAQ: VMIBX) (NASDAQ: VMICX) Van Kampen NY Tax-Free Income (NASDAQ: VNYAX) (NASDAQ: VBNYX) (NASDAQ: VNYCX) Van Kampen PA Tax-Free Income (NASDAQ: VKMPX) (NASDAQ: VKPAX) (NASDAQ: VKPCX) Van Kampen Pace (NASDAQ: ACPAX) (NASDAQ: ACPBX) (NASDAQ: ACPCX)) Van Kampen Real Estate Secs (NASDAQ: ACREX) (NASDAQ: ACRBX) (NASDAQ: ACRCX) Van Kampen Select Growth (NASDAQ: VSGAX) (NASDAQ: VBSGX) (NASDAQ: VSGCX) Van Kampen Senior Loan (NASDAQ: XPRTX) (NASDAQ: XSLCX) Van Kampen Small Cap Growth (NASDAQ: VASCX) (NASDAQ: VBSCX) (NASDAQ: VCSCX) Van Kampen Small Cap Value (NASDAQ: VSCAX) (NASDAQ: VSMBX) (NASDAQ: VSMCX) Van Kampen Strategic Municipal Inc (NASDAQ: VKMHX) (NASDAQ: VKTFX) (NASDAQ: VMHCX) Van Kampen Technology (NASDAQ: VT-FAX) (NASDAQ: VTFBX) (NASDAQ: VTFCX) Van Kampen U.S. Mortgage (NASDAQ: VKMGX) (NASDAQ: VUSBX) (NASDAQ: VUSCX) Van Kampen Utility (NASDAQ: VKUAX) (NASDAQ: VKUBX) (NASDAQ: VKUCX) Van Kampen Value Opportunities (NASDAQ: VVOAX) (NASDAQ: VVOBX) (NASDAQ: VVOCX) (NASDAQ: VVOIX)

The **Wells Fargo** Preferred Funds include mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors, LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and **Wells Fargo** Mutual Funds.

The H.D. Vest Preferred Funds include mutual funds in the following mutual fund families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, **Wells Fargo** Funds, American Funds, and Franklin Templeton Investments.

The action is pending in the United States District Court for the **Northern District** of California against defendant **Wells Fargo** & Company and certain of its affiliated entities. The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push **Wells Fargo** Investments and H.D. Vest sales personnel to steer clients into purchasing certain **Wells Fargo** Funds and **Wells Fargo** and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to **Wells Fargo** and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. **Wells Fargo** Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.

The action also includes a subclass of persons who held any shares of **Wells Fargo** Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of **Wells Fargo**, **Wells Fargo** Funds Management, created further undisclosed material conflicts of interest by entering into **revenue sharing** agreements with brokers at **Wells Fargo** Investments and H.D. Vest to push investors into **Wells Fargo** Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.

The action includes a second subclass of persons who purchased a **Wells Fargo** Financial Plan that held **Wells Fargo** Funds. The **Wells Fargo** Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.
If you wish to discuss this action or have any questions concerning this notice or your rights or interests with respect to these matters, please contact Tzivia Brody at Stull, Stull & Brody by calling toll-free 1-800-337-4983, or by e-mail at SSBNY@aol.com, or by fax at 212/490-2022, or by writing to Stull, Stull & Brody, 6 East 45th Street, New York, NY 10017. You can also visit our website at www.ssbny.com.

Contact:
Tzivia Brody

Stull, Stull & Brody
toll-free 1-800-337-4983
e-mail at Email Contact
fax at 212/490-2022

---- INDEX REFERENCES ----

COMPANY: FMR CORP; WELLS FARGO AND CO; CIA LLC; FIDELITY INVESTMENT SERVICES LTD; FIDELITY ABERDEEN STREET TRUST; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; WELLS FARGO AND CO CALIFORNIA; FIDELITY SELECT PORTFOLIOS; VAN KAMPEN INVESTMENTS; WELLS FARGO INVESTMENTS LLC; WACHOVIA CORP; JAPAN FUND INC; LOAN AND BUILDING SOCIETY; FIDELITY INVESTMENT; DELAWARE INVESTMENTS; OPPENHEIMER TRANSITION 2010 FUND; FIDELITY INCOME FUND; FIDELITY INVESTMENTS; OPPENHEIMER FUNDS INC; DREYFUS CORP (THE); OPPENHEIMER TRANSITION 2020 FUND; DELAWARE MANAGEMENT HOLDINGS CO INC; ASSET MANAGEMENT; OPPENHEIMER TRANSITION 2030 FUND; EVERGREEN INVESTMENTS; FIDELITY INVESTMENTS INSTITUTIONAL SERVICES CO INC; MICHIGAN COATING PRODUCTS; MARSH AND MCLENNAN COS INC; FIDELITY FINANCIAL TRUST

NEWS SUBJECT: (Legal (1LE33); Major Corporations (1MA93); Economics & Trade (1EC26); Business Litigation (1BU04); Government (1GO80); Business Lawsuits & Settlements (1BU19))

INDUSTRY: (Investment Management (1IN34); Personal Financial Planning (1PE18); Banking (1BA20); Financial Services Regulatory (1FI03); Financial Services Products (1FI16); Mutual Funds (1MU87); Securities Investment (1SE57); Financial Services (1FI37))

REGION: (North America (1NO39); New York (1NE72); USA (1US73); Americas (1AM92); California (1CA98))

Language: EN

OTHER INDEXING: (ALLIANCE BERNSTEIN INVESTMENT RESEARCH; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; ASSET MANAGEMENT; DELAWARE INVESTMENTS; DISTRIBUTORS INC; DREYFUS SERVICE CORP; EATON VANCE MANAGED INVESTMENTS; EVERGREEN INVESTMENTS; FEDERATED; FIDELITY INVESTMENTS; FULL SERVICE; INVESTMENT; INVESTMENT MANAGEMENT; INVESTMENTS; JOHN HANCOCK FUNDS WELLS FARGO FUNDS; KAMPEN INVESTMENTS AIM; LLC; LOAN; NASDAQ: ACCBX; NASDAQ: ACCDX; NASDAQ: ACCEX; NASDAQ: ACEDX; NASDAQ: ACEEX; NASDAQ: ACEFX; NASDAQ: ACEGX; NASDAQ: ACEHX; NASDAQ: ACEIX; NASDAQ: ACEMX; NASDAQ: ACENX; NASDAQ: ACEOX; NASDAQ: ACEPX; NASDAQ: ACEQX; NASDAQ: ACERX; NASDAQ: ACESX; NASDAQ: ACETX; NASDAQ: ACFMX; NASDAQ: ACFTX; NASDAQ: ACFWX; NASDAQ: ACGIX; NASDAQ: ACGJX; NASDAQ: ACGKX; NASDAQ: ACGLX; NASDAQ: ACGMX; NASDAQ: ACGSX; NASDAQ: ACGTX; NASDAQ: ACGVX; NASDAQ: ACHAX; NASDAQ: ACHBX; NASDAQ: ACHCX; NASDAQ: ACHIX; NASDAQ: ACHVX; NASDAQ: ACHWX; NASDAQ: ACHYX; NASDAQ: ACHZX; NASDAQ: ACPAX; NASDAQ: ACPBX; NASDAQ: ACPCX; NASDAQ: ACRBX; NASDAQ: ACRCX; NASDAQ: ACREX; NASDAQ: ACSDX; NASDAQ: ACSRX;

NASDAQ: ACSTX; NASDAQ: ACSWX; NASDAQ: ACSYX; NASDAQ: ACTFX; NASDAQ: ACTGX; NASDAQ: ACTHX; NASDAQ: MGAVX; NASDAQ: MGEAX; NASDAQ: MGEBX; NASDAQ: MGECX; NASDAQ: MSAVX; NASDAQ: MSGAX; NASDAQ: MSGBX; NASDAQ: MSGCX; NASDAQ: MSRAX; NASDAQ: MSRBX; NASDAQ: MSRCX; NASDAQ: MSVCX; NASDAQ: VAGAX; NASDAQ: VAGBX; NASDAQ: VAGCX; NASDAQ: VAGDX; NASDAQ: VASCX; NASDAQ: VBNYX; NASDAQ: VBSCX; NASDAQ: VBSGX; NASDAQ: VCIBX; NASDAQ: VCICX; NASDAQ: VCSCX; NASDAQ: VEGAX; NASDAQ: VEGBX; NASDAQ: VEGCX; NASDAQ: VGFAX; NASDAQ: VGFBX; NASDAQ: VGFCX; NASDAQ: VGRAX; NASDAQ: VGRBX; NASDAQ: VGRCX; NASDAQ: VKCIX; NASDAQ: VKIAX; NASDAQ: VKIBX; NASDAQ: VKICX; NASDAQ: VKLBX; NASDAQ: VKLCX; NASDAQ: VKLMX; NASDAQ: VKMGX; NASDAQ: VKMHX; NASDAQ: VKMMX; NASDAQ: VKMPX; NASDAQ: VKMTX; NASDAQ: VKPAX; NASDAQ: VKPCX; NASDAQ: VKTFX; NASDAQ: VKUAX; NASDAQ: VKUBX; NASDAQ: VKUCX; NASDAQ: VMHCX; NASDAQ: VMIBX; NASDAQ: VMICX; NASDAQ: VMTBX; NASDAQ: VMTCX; NASDAQ: VNYAX; NASDAQ: VNYCX; NASDAQ: VSCAX; NASDAQ: VSGAX; NASDAQ: VSGCX; NASDAQ: VSMBX; NASDAQ: VSMCX; NASDAQ: VTFAX; NASDAQ: VTFBX; NASDAQ: VTFCX; NASDAQ: VUSBX; NASDAQ: VUSCX; NASDAQ: VVOAX; NASDAQ: VVOBX; NASDAQ: VVOCX; NASDAQ: VVOIX; NASDAQ: XPRTX; NASDAQ: XSLCX; NYSE: WFC; OPPENHEIMER FUNDS INC; OPPORTUNITIES; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; SCUDDER INVESTMENTS; STULL; STULL BRODY; STULL BRODY ANNOUNCES CLASS ACTION AGAINST; TAX FREE INC; TEMPLETON INVESTMENTS; TZIVIA BRODY STULL; US MORTGAGE; VAN KAMPEN; VAN KAMPEN CORPORATE BOND; VAN KAMPEN EMERGING GROWTH; VAN KAMPEN GLOBAL FRANCHISE; VAN KAMPEN GOVERNMENT SECURITIES; VAN KAMPEN INTERNATIONAL ADVANTAGE; VAN KAMPEN INVESTMENTS; VAN KAMPEN LIMITED DURATION; VAN KAMPEN SELECT GROWTH; VAN KAMPEN STRATEGIC MUNICIPAL INC; VEST INVESTMENT SERVICES LLC; **WELLS FARGO**; **WELLS FARGO** CO; **WELLS FARGO** FINANCIAL; **WELLS FARGO** FINANCIAL PLAN; **WELLS FARGO** FUNDS; **WELLS FARGO** INVESTMENTS; **WELLS FARGO** INVESTMENTS LLC; **WELLS FARGO** MUTUAL FUNDS; **WELLS FARGO** PREFERRED FUNDS; **WELLS FARGO WELLS FARGO** FUNDS MANAGEMENT) (Equity Growth; Franklin Templeton Investments.; Funds; Funds Distributors; H.D .Vest; H.D. Vest; High Yield; Kampen Aggressive Growth; Kampen Comstock; Kampen Enterprise; Kampen Exchange; Kampen Global; Kampen Interm; Kampen Pace; Kampen Technology; Kampen Utility; Lincoln; Mid Cap Growth; Preferred Funds; Real Estate Secs; Shelf-Space Funds; Small Cap Growth; Unbeknownst; Van; Van Kampen) (NEW YORK, NY)
KEYWORDS: (Class Action); (Professional Services:Legal)

TICKER SYMBOL: ACCBX:NASDAQ; ACCDX:NASDAQ; ACCEX:NASDAQ; ACEDX:NASDAQ; ACEEX:NASDAQ; ACEFX:NASDAQ; ACEGX:NASDAQ; ACEHX:NASDAQ; ACEIX:NASDAQ; ACEMX:NASDAQ; ACENX:NASDAQ; ACEOX:NASDAQ; ACEPX:NASDAQ; ACEQX:NASDAQ; ACERX:NASDAQ; ACESX:NASDAQ; ACETX:NASDAQ; ACFMX:NASDAQ; ACFTX:NASDAQ; ACFWX:NASDAQ; ACGIX:NASDAQ; ACGJX:NASDAQ; ACGKX:NASDAQ; ACGLX:NASDAQ; ACGMX:NASDAQ; ACGSX:NASDAQ; ACGTX:NASDAQ; ACGVX:NASDAQ; ACHAX:NASDAQ; ACHBX:NASDAQ; ACHCX:NASDAQ; ACHIX:NASDAQ; ACHVX:NASDAQ; ACHWX:NASDAQ; ACHYX:NASDAQ; ACHZX:NASDAQ; ACPAX:NASDAQ; ACPBX:NASDAQ; ACPCX:NASDAQ; ACRBX:NASDAQ; ACRCX:NASDAQ; ACREX:NASDAQ; ACSDX:NASDAQ; ACSRX:NASDAQ; ACSTX:NASDAQ; ACSWX:NASDAQ; ACSYX:NASDAQ; ACTFX:NASDAQ; ACTGX:NASDAQ; ACTHX:NASDAQ; MGAVX:NASDAQ; MGEAX:NASDAQ; MGEBX:NASDAQ; MGECX:NASDAQ; MSAVX:NASDAQ; MSGAX:NASDAQ; MSGBX:NASDAQ; MSGCX:NASDAQ; MSRAX:NASDAQ; MSRBX:NASDAQ; MSRCX:NASDAQ; MSVCX:NASDAQ; VAGAX:NASDAQ; VAGBX:NASDAQ; VAGCX:NASDAQ; VAGDX:NASDAQ; VASCX:NASDAQ;

VBNYX:NASDAQ; VBSCX:NASDAQ; VBSGX:NASDAQ; VCIBX:NASDAQ; VCICX:NASDAQ; VC-SCX:NASDAQ; VEGAX:NASDAQ; VEGBX:NASDAQ; VEGCX:NASDAQ; VGFAX:NASDAQ; VGFBX:NASDAQ; VGFCX:NASDAQ; VGRAX:NASDAQ; VGRBX:NASDAQ; VGRCX:NASDAQ; VKCIX:NASDAQ; VKI-AX:NASDAQ; VKIBX:NASDAQ; VKICX:NASDAQ; VKLBX:NASDAQ; VKLCX:NASDAQ; VKLMX:NASDAQ; VKMGX:NASDAQ; VKMHX:NASDAQ; VKMMX:NASDAQ; VKMPX:NASDAQ; VKMTX:NASDAQ; VK-PAX:NASDAQ; VKPCX:NASDAQ; VKTFX:NASDAQ; VKUAX:NASDAQ; VKUBX:NASDAQ; VKUCX:NASDAQ; VMHCX:NASDAQ; VMIBX:NASDAQ; VMICX:NASDAQ; VMTBX:NASDAQ; VMTCX:NASDAQ; VNYAX:NASDAQ; VNYCX:NASDAQ; VSCAX:NASDAQ; VSGAX:NASDAQ; VSGCX:NASDAQ; VSMBX:NASDAQ; VSMCX:NASDAQ; VTFAX:NASDAQ; VTFBX:NASDAQ; VTFCX:NASDAQ; VUS-BX:NASDAQ; VUSCX:NASDAQ; VVOAX:NASDAQ; VVOBX:NASDAQ; VVOCX:NASDAQ; VVOIX:NASDAQ; WFC:NYSE; XPRTX:NASDAQ; XSLCX:NASDAQ

Word Count: 1763
11/28/05 INTERNETWIRE 00:00:00
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12/1/05 Internet Wire 00:00:00

Market Wire
Copyright 2005 Market Wire, Incorporated

December 1, 2005

Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased Fidelity Mutual Funds From Wells Fargo

NEW YORK, NY 12/01/05 NEW YORK, NY, 12/01/05 / MARKET WIRE/ -- Notice is hereby given that a class action lawsuit was filed on November 4, 2005 in the United States District Court for the Northern District of California against Wells Fargo & Company and certain of its affiliates, on behalf of those who purchased Fidelity mutual funds from Wells Fargo Investments, LLC (" Wells Fargo Investments") during the period between June 30, 2000 and June 8, 2005, inclusive (the "Class Period").

If you purchased Fidelity mutual funds, Wells Fargo mutual funds, or any funds participating in the Wells Fargo and H.D. Vest Investment Services, LLC ("H.D. Vest") revenue sharing programs (" Wells Fargo Preferred Funds" and "H.D. Vest Preferred Funds," as defined below) through a Wells Fargo Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class member's claim is typical of the claims of other class members, and that the class member will adequately represent the class. Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Stull, Stull & Brody, or other counsel of your choice, to serve as your counsel in this action. Stull, Stull & Brody has litigated many class actions for violations of securities laws in federal courts over the past 30 years and has obtained court approval of substantial settlements on numerous occasions. Stull, Stull & Brody maintains offices in both New York and Los Angeles.

The Fidelity mutual funds and their respective symbols are as follows:

Fidelity Advisor Intl Sm Cap Opp (NASDAQ: FOPBX) (NASDAQ: FOPCX) (NASDAQ: FOPIX) (NASDAQ: FOPTX) Fidelity Aggressive Growth (NASDAQ: FDEGX) Fidelity Aggressive Intl (NASDAQ: FIVFX) Fidelity Arizona Municipal Income (NASDAQ: FSAZX) Fidelity Asset Manager (NASDAQ: FASMX) Fidelity Asset Manager: Aggressive (NASDAQ: FAMRX) Fidelity Asset Manager: Growth (NASDAQ: FASGX) Fidelity Asset Manager: Income (NASDAQ: FASIX) Fidelity Balanced (NASDAQ: FBALX) Fidelity Blue Chip Growth (NASDAQ: FBGRX) Fidelity Blue Chip Value Fund (NASDAQ: FBCVX) Fidelity California Municipal Income (NASDAQ: FCTFX) Fidelity Canada (NASDAQ: FICDX) Fidelity Capital & Income (NASDAQ: FAGIX) Fidelity Capital Appreciation (NASDAQ: FDCAX) Fidelity China Region (NASDAQ: FHKCX) Fidelity Congress Street (NASDAQ: CNGRX) Fidelity Connecticut Municipal Income (NASDAQ: FICNX) Fidelity Contrafund (NASDAQ: FCNTX) Fidelity Convertible Securities (NASDAQ: FCVSX) Fidelity Disciplined Equity (NASDAQ: FDEQX) Fidelity Discovery Fund (NASDAQ: FDSVX) Fidelity Diversified International (NASDAQ: FDIVX) Fidelity Dividend Growth (NASDAQ: FDGFX) Fidelity Emerging Markets (NASDAQ: FEMKX) Fidelity Equity-Income (NASDAQ: FEQIX) Fidelity Equity-Income II (NASDAQ: FEQTX) Fidelity Europe (NASDAQ: FIEUX) Fidelity Europe Capital Appreciation (NASDAQ: FECAX) Fidelity Exchange (NASDAQ: FDLEX) Fidelity Export & Multinational (NASDAQ: FEXPX) Fidelity Fifty (NASDAQ: FFTYX) Fidelity Floating Rate High Income (NASDAQ: FFRHX) Fidelity Florida Municipal Income (NASDAQ: FFLIX) Fidelity Focused Stock (NASDAQ: FTQGX) Fidelity Four-in-One Index (NASDAQ: FFNOX) Fidelity Freedom 2000 (NASDAQ: FFFBX) Fidelity Freedom 2005 (NASDAQ: FFFVX) Fidelity Freedom 2010 (NASDAQ: FFFCX) Fidelity Freedom 2015 (NASDAQ: FFVFX) Fidelity Freedom 2020 (NASDAQ: FFFDX) Fidelity Freedom 2025 (NASDAQ: FFTWX) Fidelity Freedom 2030 (NASDAQ: FFFEX) Fidelity Freedom 2035 (NASDAQ: FFTHX) Fidelity Freedom 2040 (NASDAQ: FFFFX) Fidelity Freedom Income (NASDAQ: FFFAX) Fidelity Ginnie Mae (NASDAQ: FGMNX) Fidelity Global Balanced (NASDAQ: FGBLX) Fidelity Government Income (NASDAQ: FGOVX) Fidelity Growth & Income (NASDAQ: FGRIX) Fidelity Growth & Income II (NASDAQ: FGRTX) Fidelity Growth Company (NASDAQ: FDGRX) Fidelity High Income (NASDAQ: SPHIX) Fidelity Independence (NASDAQ: FDFFX) Fidelity Inflation-Protected Bond (NASDAQ: FINPX) Fidelity Instl Short-Interm Govt (NASDAQ: FFXSX) Fidelity Intermediate Bond (NASDAQ: FTHRX) Fidelity Intermediate Government (NASDAQ: FSTGX) Fidelity Intermediate Municipal Income (NASDAQ: FLTMX) Fidelity International Discovery (NASDAQ: FIGRX) Fidelity International Small Cap (NASDAQ: FISMX) Fidelity International Small Cap Opp (NASDAQ: FSCOX) Fidelity Investment Grade Bond (NASDAQ: FBNDX) Fidelity Japan (NASDAQ: FJPNX) Fidelity Japan Smaller Companies (NASDAQ: FJSCX) Fidelity Large Cap Growth (NASDAQ: FSLGX) Fidelity Large Cap Stock (NASDAQ: FLCSX) Fidelity Large Cap Value (NASDAQ: FSLVX) Fidelity Latin America (NASDAQ: FLATX) Fidelity Leveraged Company Stock (NASDAQ: FLVCX) Fidelity Low-Priced Stock (NASDAQ: FLPSX) Fidelity Magellan (NASDAQ: FMAGX) Fidelity Maryland Municipal Income (NASDAQ: SMDMX) Fidelity Massachusetts Municipal Income (NASDAQ: FDMMX) Fidelity Michigan Municipal Income (NASDAQ: FMHTX) Fidelity Mid Cap Growth (NASDAQ: FSMGX) Fidelity Mid Cap Value (NASDAQ: FSMVX) Fidelity Mid-Cap Stock (NASDAQ: FMCSX) Fidelity Minnesota Municipal Income (NASDAQ: FIMIX) Fidelity Mortgage Secs (NASDAQ: FMSFX) Fidelity Municipal Income (NASDAQ: FHIGX) Fidelity NASdaq Composite Index (NASDAQ: FNCMX) Fidelity New Jersey Municipal Income (NASDAQ: FNJHX) Fidelity New Markets Income (NASDAQ: FNMIX) Fidelity New Millennium (NASDAQ: FMILX) Fidelity New York Municipal Income (NASDAQ: FTFMX) Fidelity Nordic (NASDAQ: FNORX) Fidelity Ohio Municipal Income (NASDAQ: FOHFX) Fidelity OTC (NASDAQ: FOCPX) Fidelity Overseas (NASDAQ:

FOSFX) Fidelity Pacific Basin (NASDAQ: FPBFX) Fidelity Pennsylvania Municipal Income (NASDAQ: FPXTX) Fidelity Puritan (NASDAQ: FPURX) Fidelity Real Estate Income (NASDAQ: FRIFX) Fidelity Real Estate Investment (NASDAQ: FRESX) Fidelity Select Air Transportation (NASDAQ: FSAIX) Fidelity Select Automotive (NASDAQ: FSAVX) Fidelity Select Banking (NASDAQ: FSRBX) Fidelity Select Biotechnology (NASDAQ: FBIOX) Fidelity Select Brokerage & Investmnt (NASDAQ: FSLBX) Fidelity Select Business Serv&Outsrcg (NASDAQ: FBSOX) Fidelity Select Chemicals (NASDAQ: FSCHX) Fidelity Select Computers (NASDAQ: FDCPX) Fidelity Select Construction&Housing (NASDAQ: FSHOX) Fidelity Select Consumer Industries (NASDAQ: FSCPX) Fidelity Select Cyclical Industries (NASDAQ: FCYIX) Fidelity Select Defense & Aerospace (NASDAQ: FSDAX) Fidelity Select Developing Comm (NASDAQ: FSDCX) Fidelity Select Electronics (NASDAQ: FSELX) Fidelity Select Energy (NASDAQ: FSENX) Fidelity Select Energy Service (NASDAQ: FSESX) Fidelity Select Environmental (NASDAQ: FSLEX) Fidelity Select Financial Services (NASDAQ: FIDSX) Fidelity Select Food & Agriculture (NASDAQ: FDFAX) Fidelity Select Gold (NASDAQ: FSAGX) Fidelity Select Health Care (NASDAQ: FSPHX) Fidelity Select Home Finance (NASDAQ: FSVLX) Fidelity Select Industrial Equipment (NASDAQ: FSCGX) Fidelity Select Industrial Materials (NASDAQ: FSDPX) Fidelity Select Insurance (NASDAQ: FSPCX) Fidelity Select Leisure (NASDAQ: FDLSX) Fidelity Select Medical Delivery (NASDAQ: FSHCX) Fidelity Select Medical Equip/Systems (NASDAQ: FSMEX) Fidelity Select Multimedia (NASDAQ: FBMPX) Fidelity Select Natural Gas (NASDAQ: FSNGX) Fidelity Select Natural Resources (NASDAQ: FNARX) Fidelity Select Network & Infrastruct (NASDAQ: FNINX) Fidelity Select Paper & Forest Prod (NASDAQ: FSPFX) Fidelity Select Pharmaceuticals (NASDAQ: FPHAX) Fidelity Select Retailing (NASDAQ: FSRPX) Fidelity Select Software & Comp (NASDAQ: FSCSX) Fidelity Select Technology (NASDAQ: FSPTX) Fidelity Select Telecommunications (NASDAQ: FSTCX) Fidelity Select Transportation (NASDAQ: FSRFX) Fidelity Select Utilities Growth (NASDAQ: FSUTX) Fidelity Select Wireless (NASDAQ: FWRLX) Fidelity Short-Intermediate Muni Income (NASDAQ: FSTFX) Fidelity Short-Term Bond (NASDAQ: FSHBX) Fidelity Small Cap Growth (NASDAQ: FCPGX) Fidelity Small Cap Independence (NASDAQ: FDSCX) Fidelity Small Cap Retirement (NASDAQ: FSCRX) Fidelity Small Cap Stock (NASDAQ: FSLCX) Fidelity Small Cap Value (NASDAQ: FCPVX) Fidelity Southeast Asia (NASDAQ: FSEAX) Fidelity Spartan 500 Index (NASDAQ: FSMKX) Fidelity Spartan Extended Mkt Index (NASDAQ: FSEMX) Fidelity Spartan Government Income (NASDAQ: SPGVX) Fidelity Spartan International Index (NASDAQ: FSIIX) Fidelity Spartan Investment Gr Bond (NASDAQ: FSIBX) Fidelity Spartan Total Market Index (NASDAQ: FSTMX) Fidelity Spartan U.S. Equity Index (NASDAQ: FUSEX) Fidelity Stock Selector (NASDAQ: FDSSX) Fidelity Strategic Dividend & Income (NASDAQ: FSDIX) Fidelity Strategic Income (NASDAQ: FSICX) Fidelity Tax-Free Bond (NASDAQ: FTABX) Fidelity Tax-Managed Stock (NASDAQ: FTXMX) Fidelity Total Bond (NASDAQ: FTBFX) Fidelity Trend (NASDAQ: FTRNX) Fidelity U.S. Bond Index (NASDAQ: FBIDX) Fidelity Ultra-Short Bond (NASDAQ: FUSFX) Fidelity Utilities (NASDAQ: FIUIX) Fidelity Value (NASDAQ: FDVLX) Fidelity Value Discovery (NASDAQ: FVDFX) Fidelity Value Strategies (NASDAQ: FSLSX) Fidelity Worldwide (NASDAQ: FWWFX)

The Wells Fargo Preferred Funds include mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors, LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and **Wells Fargo** Mutual Funds.

The H.D. Vest Preferred Funds include mutual funds in the following mutual fund families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, **Wells Fargo** Funds, American Funds, and Franklin Templeton Investments.

The action is pending in the United States District Court for the **Northern** District of California against defendant **Wells Fargo** & Company and certain of its affiliated entities. The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push **Wells Fargo** Investments and H.D. Vest sales personnel to steer clients into purchasing certain **Wells Fargo** Funds and **Wells Fargo** and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to **Wells Fargo** and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. **Wells Fargo** Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.
The action also includes a subclass of persons who held any shares of **Wells Fargo** Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of **Wells Fargo**, **Wells Fargo** Funds Management, created further undisclosed material conflicts of interest by entering into **revenue sharing** agreements with brokers at **Wells Fargo** Investments and H.D. Vest to push investors into **Wells Fargo** Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.

The action includes a second subclass of persons who purchased a **Wells Fargo** Financial Plan that held **Wells Fargo** Funds. The **Wells Fargo** Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.

If you wish to discuss this action or have any questions concerning this notice or your rights or interests with respect to these matters, please contact Tzivia Brody at Stull, Stull & Brody by calling toll-free 1-800-337-4983, or by e-mail at SSBNY@aol.com, or by fax at 212/490-2022, or by writing to Stull, Stull & Brody, 6 East 45th Street, New York, NY 10017. You can also visit our website at www.ssbny.com.

Contact:
Tzivia Brody, Esq.
Stull, Stull & Brody
1-800-337-4983
Email Contact
Fax: 212/490-2022
www.ssbny.com

---- INDEX REFERENCES ----

COMPANY: FIDELITY CONTRAFUND; FMR CORP; WELLS FARGO AND CO; CIA LLC; FIDELITY INVESTMENT SERVICES LTD; PIONEER INVESTMENT MANAGEMENT INC; FIDELITY ABERDEEN STREET TRUST; LAS VEGAS AMERICA CORP; PUTNAM INVESTMENTS; FIDELITY AND TRUST BANK; FIDELITY STOCK SELECTOR; WELLS FARGO AND CO CALIFORNIA; FIDELITY SELECT PORTFOLIOS; VAN KAMPEN INVESTMENTS; WELLS FARGO INVESTMENTS LLC; FIDELITY AND DEPOSIT CO OF MD; WACHOVIA CORP; JAPAN FUND INC; FIDELITY INVESTMENT; DELAWARE INVESTMENTS; OPPENHEIMER TRANSITION 2010 FUND; FIDELITY INCOME FUND; FIDELITY INVESTMENTS; OPPENHEIMER FUNDS INC; OPPENHEIMER TRANSITION 2020 FUND; DREYFUS CORP (THE); ASSET MANAGEMENT; DELAWARE MANAGEMENT HOLDINGS CO INC; OPPENHEIMER TRANSITION 2030 FUND; EVERGREEN INVESTMENTS; FIDELITY INVESTMENTS INSTITUTIONAL SERVICES CO INC; FIDELITY REAL ESTATE INVESTMENT; MICHIGAN COATING PRODUCTS; MARSH AND MCLENNAN COS INC; FIDELITY FINANCIAL TRUST

NEWS SUBJECT: (Legal (1LE33); Major Corporations (1MA93); Economics & Trade (1EC26); Business Litigation (1BU04); Government (1GO80); Business Lawsuits & Settlements (1BU19))

INDUSTRY: (Investment Management (1IN34); Personal Financial Planning (1PE18); Banking (1BA20); Financial Services Regulatory (1FI03); Financial Services Products (1FI16); Mutual Funds (1MU87); Securities Investment (1SE57); Financial Services (1FI37))

REGION: (North America (1NO39); New York (1NE72); Eastern Asia (1EA61); USA (1US73); Americas (1AM92); Asia (1AS61); California (1CA98))

Language: EN

OTHER INDEXING: (AIR TRANSPORTATION (NASDAQ; ALLIANCE BERNSTEIN INVESTMENT RE-

SEARCH; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; AMERICA; ASSET MANAGEMENT; DELAWARE INVESTMENTS; DISTRIBUTORS INC; DREYFUS SERVICE CORP; EAST 45TH STREET; EATON VANCE MANAGED INVESTMENTS; ESQ STULL; EVERGREEN INVESTMENTS; FCYIX; FDIVX; FEDERATED; FIDELITY; FIDELITY ADVISOR INTL SM CAP OPP; FIDELITY AGGRESSIVE GROWTH; FIDELITY AGGRESSIVE INTL; FIDELITY ARIZONA MUNICIPAL; FIDELITY ASSET; FIDELITY ASSET MANAGER; FIDELITY BALANCED; FIDELITY BLUE CHIP; FIDELITY BLUE CHIP GROWTH; FIDELITY CALIFORNIA MUNICIPAL; FIDELITY CANADA; FIDELITY CHINA REGION; FIDELITY CONGRESS STREET; FIDELITY CONTRAFUND; FIDELITY CONVERTIBLE SECURITIES; FIDELITY DISCOVERY FUND; FIDELITY DIVERSIFIED INTERNATIONAL (NASDAQ; FIDELITY DIVIDEND GROWTH; FIDELITY EMERGING MARKETS; FIDELITY EUROPE; FIDELITY EXCHANGE; FIDELITY EXPORT MULTINATIONAL; FIDELITY FIFTY; FIDELITY FLOATING; FIDELITY FREEDOM 2000; FIDELITY FREEDOM 2005; FIDELITY FREEDOM 2010; FIDELITY FREEDOM 2015; FIDELITY FREEDOM 2020; FIDELITY FREEDOM 2025; FIDELITY FREEDOM 2030; FIDELITY FREEDOM 2035; FIDELITY FREEDOM 2040; FIDELITY GINNIE MAE; FIDELITY GLOBAL BALANCED; FIDELITY GROWTH CO; FIDELITY INDEPENDENCE; FIDELITY INFLATION; FIDELITY INSTL; FIDELITY INTERMEDIATE BOND; FIDELITY INTERMEDIATE GOVERNMENT; FIDELITY INTERNATIONAL SMALL CAP; FIDELITY INTERNATIONAL SMALL CAP OPP; FIDELITY INVESTMENT GRADE BOND; FIDELITY INVESTMENTS; FIDELITY JAPAN; FIDELITY JAPAN SMALLER COMPANIES; FIDELITY LARGE; FIDELITY LARGE CAP GROWTH; FIDELITY LATIN; FIDELITY LEVERAGED; FIDELITY LOW; FIDELITY MAGELLAN; FIDELITY MID; FIDELITY MID CAP GROWTH; FIDELITY MORTGAGE SECS; FIDELITY NASDAQ COMPOSITE INDEX; FIDELITY NEW; FIDELITY NEW YORK MUNICIPAL INCOME; FIDELITY NORDIC; FIDELITY OHIO MUNICIPAL INCOME; FIDELITY OTC; FIDELITY OVERSEAS; FIDELITY PACIFIC BASIN; FIDELITY PURITAN; FIDELITY REAL ESTATE INVESTMENT; FIDELITY SELECT; FIDELITY SELECT AUTOMOTIVE; FIDELITY SELECT BANKING; FIDELITY SELECT BIOTECHNOLOGY; FIDELITY SELECT BROKERAGE INVESTMNT; FIDELITY SELECT BUSINESS SERV; FIDELITY SELECT CHEMICALS; FIDELITY SELECT COMPUTERS; FIDELITY SELECT CONSTRUCTION; FIDELITY SELECT CONSUMER INDUSTRIES (NASDAQ; FIDELITY SELECT CYCLICAL INDUSTRIES (NASDAQ; FIDELITY SELECT DEFENSE AEROSPACE; FIDELITY SELECT DEVELOPING COMM; FIDELITY SELECT ELECTRONICS; FIDELITY SELECT ENERGY; FIDELITY SELECT ENERGY SERVICE; FIDELITY SELECT ENVIRONMENTAL; FIDELITY SELECT FINANCIAL SERVICES; FIDELITY SELECT FOOD AGRICULTURE; FIDELITY SELECT GOLD; FIDELITY SELECT HEALTH CARE; FIDELITY SELECT HOME FINANCE; FIDELITY SELECT INDUSTRIAL EQUIPMENT; FIDELITY SELECT INDUSTRIAL MATERIALS; FIDELITY SELECT INSURANCE; FIDELITY SELECT LEISURE; FIDELITY SELECT MEDICAL; FIDELITY SELECT MULTIMEDIA; FIDELITY SELECT NATURAL GAS; FIDELITY SELECT NATURAL RESOURCES; FIDELITY SELECT NETWORK INFRASTRUCT; FIDELITY SELECT PAPER FOREST PROD; FIDELITY SELECT PHARMACEUTICALS; FIDELITY SELECT RETAILING; FIDELITY SELECT SOFTWARE CO; FIDELITY SELECT TECHNOLOGY; FIDELITY SELECT TELECOMMUNICATIONS; FIDELITY SELECT TRANSPORTATION; FIDELITY SELECT UTILITIES GROWTH; FIDELITY SELECT WIRELESS; FIDELITY SHORT; FIDELITY SMALL; FIDELITY SMALL CAP GROWTH; FIDELITY SMALL CAP INDEPENDENCE; FIDELITY SMALL CAP RETIREMENT; FIDELITY SOUTHEAST ASIA; FIDELITY SPARTAN; FIDELITY SPARTAN EXTENDED MKT INDEX; FIDELITY SPARTAN INTERNATIONAL INDEX; FIDELITY SPARTAN INVESTMENT GR BOND; FIDELITY SPARTAN TOTAL MARKET INDEX; FIDELITY STOCK SELECTOR; FIDELITY TAX; FIDELITY TOTAL BOND; FIDELITY TREND; FIDELITY U S BOND INDEX; FIDELITY ULTRA; FIDELITY UTILITIES; FIDELITY VALUE; FIDELITY WORLDWIDE; FLTMX; FNMIX; FSAIX; FSCPX; FULL SERVICE BROKERAGE ACCOUNTS; INVEST-

MENT; INVESTMENT MANAGEMENT; INVESTMENTS; JOHN HANCOCK FUNDS WELLS FARGO FUNDS; LLC; NASDAQ: CNGRX; NASDAQ: FAGIX; NASDAQ: FAMRX; NASDAQ: FASGX; NASDAQ: FASIX; NASDAQ: FASMX; NASDAQ: FBALX; NASDAQ: FBCVX; NASDAQ: FBGRX; NASDAQ: FBIDX; NASDAQ: FBIOX; NASDAQ: FBMPX; NASDAQ: FBNDX; NASDAQ: FBSOX; NASDAQ: FCNTX; NASDAQ: FCPGX; NASDAQ: FCPVX; NASDAQ: FCTFX; NASDAQ: FCVSX; NASDAQ: FDCAX; NASDAQ: FDCPX; NASDAQ: FDEGX; NASDAQ: FDEQX; NASDAQ: FDFAX; NASDAQ: FDFFX; NASDAQ: FDGFX; NASDAQ: FDGRX; NASDAQ: FDLEX; NASDAQ: FDLSX; NASDAQ: FDMMX; NASDAQ: FDSCX; NASDAQ: FDSSX; NASDAQ: FDSVX; NASDAQ: FDVLX; NASDAQ: FECAX; NASDAQ: FEMKX; NASDAQ: FEQIX; NASDAQ: FEQTX; NASDAQ: FEXPX; NASDAQ: FFFAX; NASDAQ: FFFBX; NASDAQ: FFFCX; NASDAQ: FFFDX; NASDAQ: FFFEX; NASDAQ: FFFFX; NASDAQ: FFFVX; NASDAQ: FFLIX; NASDAQ: FFNOX; NASDAQ: FFRHX; NASDAQ: FFTHX; NASDAQ: FFTWX; NASDAQ: FFTYX; NASDAQ: FFVFX; NASDAQ: FFXSX; NASDAQ: FGBLX; NASDAQ: FGMNX; NASDAQ: FGOVX; NASDAQ: FGRIX; NASDAQ: FGRTX; NASDAQ: FHIGX; NASDAQ: FHKCX; NASDAQ: FICDX; NASDAQ: FICNX; NASDAQ: FIDSX; NASDAQ: FIEUX; NASDAQ: FIGRX; NASDAQ: FIMIX; NASDAQ: FINPX; NASDAQ: FISMX; NASDAQ: FIUIX; NASDAQ: FIVFX; NASDAQ: FJPNX; NASDAQ: FJSCX; NASDAQ: FLATX; NASDAQ: FLCSX; NASDAQ: FLPSX; NASDAQ: FLVCX; NASDAQ: FMAGX; NASDAQ: FMCSX; NASDAQ: FMHTX; NASDAQ: FMILX; NASDAQ: FMSFX; NASDAQ: FNARX; NASDAQ: FNCMX; NASDAQ: FNINX; NASDAQ: FNJHX; NASDAQ: FNORX; NASDAQ: FOCPX; NASDAQ: FOHFX; NASDAQ: FOPBX; NASDAQ: FOPCX; NASDAQ: FOPIX; NASDAQ: FOPTX; NASDAQ: FOSFX; NASDAQ: FPBFX; NASDAQ: FPHAX; NASDAQ: FPURX; NASDAQ: FPXTX; NASDAQ: FRESX; NASDAQ: FRIFX; NASDAQ: FSAGX; NASDAQ: FSAVX; NASDAQ: FSAZX; NASDAQ: FSCGX; NASDAQ: FSCHX; NASDAQ: FSCOX; NASDAQ: FSCRX; NASDAQ: FSCSX; NASDAQ: FSDAX; NASDAQ: FSDCX; NASDAQ: FSDIX; NASDAQ: FSDPX; NASDAQ: FSEAX; NASDAQ: FSELX; NASDAQ: FSEMX; NASDAQ: FSENX; NASDAQ: FSESX; NASDAQ: FSHBX; NASDAQ: FSHCX; NASDAQ: FSHOX; NASDAQ: FSIBX; NASDAQ: FSICX; NASDAQ: FSIIX; NASDAQ: FSLBX; NASDAQ: FSLCX; NASDAQ: FSLEX; NASDAQ: FSLGX; NASDAQ: FSLSX; NASDAQ: FSLVX; NASDAQ: FSMEX; NASDAQ: FSMGX; NASDAQ: FSMKX; NASDAQ: FSMVX; NASDAQ: FSNGX; NASDAQ: FSPCX; NASDAQ: FSPFX; NASDAQ: FSPHX; NASDAQ: FSPTX; NASDAQ: FSRBX; NASDAQ: FSRFX; NASDAQ: FSRPX; NASDAQ: FSTCX; NASDAQ: FSTFX; NASDAQ: FSTGX; NASDAQ: FSTMX; NASDAQ: FSUTX; NASDAQ: FSVLX; NASDAQ: FTABX; NASDAQ: FTBFX; NASDAQ: FTFMX; NASDAQ: FTHRX; NASDAQ: FTQGX; NASDAQ: FTRNX; NASDAQ: FTXMX; NASDAQ: FUSEX; NASDAQ: FUSFX; NASDAQ: FVDFX; NASDAQ: FWRLX; NASDAQ: FWWFX; NASDAQ: SMDMX; NASDAQ: SPGVX; NASDAQ: SPHIX; OPPENHEIMER FUNDS INC; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; SCUDDER INVESTMENTS; STULL; STULL BRODY; STULL BRODY ANNOUNCES CLASS ACTION AGAINST; TEMPLETON INVESTMENTS; TZIVIA BRODY; US EQUITY INDEX; VAN KAMPEN INVESTMENTS; VAN KAMPEN INVESTMENTS AIM; VEST INVESTMENT SERVICES LLC; WELLS FARGO; WELLS FARGO CO; WELLS FARGO FINANCIAL; WELLS FARGO FUNDS; WELLS FARGO INVESTMENTS; WELLS FARGO INVESTMENTS LLC; WELLS FARGO MUTUAL FUNDS; WELLS FARGO PREFERRED FUNDS; WELLS FARGO WELLS FARGO FUNDS MANAGEMENT) (Franklin Templeton Investments.; Funds; Funds Distributors; H.D .Vest; H.D. Vest; Lincoln; Preferred Funds; Shelf-Space Funds; Unbeknownst) (NEW YORK, NY) (NEW YORK, NY)
KEYWORDS: (Class Action); (Professional Services:Legal)

TICKER SYMBOL: CNGRX:NASDAQ; FAGIX:NASDAQ; FAMRX:NASDAQ; FASGX:NASDAQ; FASIX:NASDAQ; FASMX:NASDAQ; FBALX:NASDAQ; FBCVX:NASDAQ; FBGRX:NASDAQ; FBIDX:NASDAQ; FBIOX:NASDAQ; FBMPX:NASDAQ; FBNDX:NASDAQ; FBSOX:NASDAQ;

FCNTX:NASDAQ; FCPGX:NASDAQ; FCPVX:NASDAQ; FCTFX:NASDAQ; FCVSX:NASDAQ; FCYIX:NASDAQ; FDCAX:NASDAQ; FDCPX:NASDAQ; FDEGX:NASDAQ; FDEQX:NASDAQ; FD-FAX:NASDAQ; FDFFX:NASDAQ; FDGFX:NASDAQ; FDGRX:NASDAQ; FDIVX:NASDAQ; FDLEX:NASDAQ; FDLSX:NASDAQ; FDMMX:NASDAQ; FDSCX:NASDAQ; FDSSX:NASDAQ; FDSVX:NASDAQ; FD-VLX:NASDAQ; FECAX:NASDAQ; FEMKX:NASDAQ; FEQIX:NASDAQ; FEQTX:NASDAQ; FEXPX:NASDAQ; FFFAX:NASDAQ; FFFBX:NASDAQ; FFFCX:NASDAQ; FFFDX:NASDAQ; FFFEX:NASDAQ; FFFFX:NASDAQ; FFFVX:NASDAQ; FFLIX:NASDAQ; FFNOX:NASDAQ; FFRHX:NASDAQ; FFTHX:NASDAQ; FFTWX:NASDAQ; FFTYX:NASDAQ; FFVFX:NASDAQ; FFXSX:NASDAQ; FGBLX:NASDAQ; FGMNX:NASDAQ; FGOVX:NASDAQ; FGRIX:NASDAQ; FGRTX:NASDAQ; FHIGX:NASDAQ; FHKCX:NASDAQ; FICDX:NASDAQ; FICNX:NASDAQ; FIDSX:NASDAQ; FIEUX:NASDAQ; FIGRX:NASDAQ; FIMIX:NASDAQ; FINPX:NASDAQ; FISMX:NASDAQ; FIUIX:NASDAQ; FIVFX:NASDAQ; FJPNX:NASDAQ; FJSCX:NASDAQ; FLATX:NASDAQ; FLC-SX:NASDAQ; FLPSX:NASDAQ; FLTMX:NASDAQ; FLVCX:NASDAQ; FMAGX:NASDAQ; FMCSX:NASDAQ; FMHTX:NASDAQ; FMILX:NASDAQ; FMSFX:NASDAQ; FNARX:NASDAQ; FNCMX:NASDAQ; FN-INX:NASDAQ; FNJHX:NASDAQ; FNMIX:NASDAQ; FNORX:NASDAQ; FOCPX:NASDAQ; FOHFX:NASDAQ; FOPBX:NASDAQ; FOPCX:NASDAQ; FOPIX:NASDAQ; FOPTX:NASDAQ; FOSFX:NASDAQ; FPB-FX:NASDAQ; FPHAX:NASDAQ; FPURX:NASDAQ; FPXTX:NASDAQ; FRESX:NASDAQ; FRIFX:NASDAQ; FSAGX:NASDAQ; FSAIX:NASDAQ; FSAVX:NASDAQ; FSAZX:NASDAQ; FSCGX:NASDAQ; FSCHX:NASDAQ; FSCOX:NASDAQ; FSCPX:NASDAQ; FSCRX:NASDAQ; FSCSX:NASDAQ; FS-DAX:NASDAQ; FSDCX:NASDAQ; FSDIX:NASDAQ; FSDPX:NASDAQ; FSEAX:NASDAQ; FSELX:NASDAQ; FSEMX:NASDAQ; FSENX:NASDAQ; FSESX:NASDAQ; FSHBX:NASDAQ; FSHCX:NASDAQ; FSHOX:NASDAQ; FSIBX:NASDAQ; FSICX:NASDAQ; FSIIX:NASDAQ; FSLBX:NASDAQ; FSLCX:NASDAQ; FSLEX:NASDAQ; FSLGX:NASDAQ; FSLSX:NASDAQ; FSLVX:NASDAQ; FS-MEX:NASDAQ; FSMGX:NASDAQ; FSMKX:NASDAQ; FSMVX:NASDAQ; FSNGX:NASDAQ; FSPCX:NASDAQ; FSPFX:NASDAQ; FSPHX:NASDAQ; FSPTX:NASDAQ; FSRBX:NASDAQ; FSRFX:NASDAQ; FS-RPX:NASDAQ; FSTCX:NASDAQ; FSTFX:NASDAQ; FSTGX:NASDAQ; FSTMX:NASDAQ; FSUTX:NASDAQ; FSVLX:NASDAQ; FTABX:NASDAQ; FTBFX:NASDAQ; FTFMX:NASDAQ; FTHRX:NASDAQ; FTQGX:NASDAQ; FTRNX:NASDAQ; FTXMX:NASDAQ; FUSEX:NASDAQ; FUSFX:NASDAQ; FVD-FX:NASDAQ; FWRLX:NASDAQ; FWWFX:NASDAQ; SMDMX:NASDAQ; SPGVX:NASDAQ; SPHIX:NASDAQ

Word Count: 2598
12/1/05 INTERNETWIRE 00:00:00
END OF DOCUMENT

12/7/05 Internet Wire 00:00:00

Market Wire

December 7, 2005

Stull, Stull & Brody Announces Class Action Against **Wells Fargo** & Company on Behalf of Those Who Purchased Eaton Vance Mutual Funds From **Wells Fargo**

NEW YORK, NY 12/07/05 NEW YORK, NY, 12/07/05 / MARKET WIRE/ -- Notice is hereby given that a class action lawsuit was filed on November 4, 2005 in the United States District Court for the **Northern District** of California against **Wells Fargo** & Company and certain of its affiliates, on behalf of those who purchased Eaton Vance mutual funds from **Wells Fargo** Investments, LLC (" **Wells Fargo** Investments") during the period between June 30, 2000 and June 8, 2005, inclusive (the "Class Period").

If you purchased Eaton Vance mutual funds, **Wells Fargo** mutual funds, or any funds participating in the **Wells Fargo** and H.D. Vest Investment Services, LLC ("H.D. Vest") **revenue sharing** programs (" **Wells Fargo** Preferred Funds" and "H.D. Vest Preferred Funds," as defined below) through a **Wells Fargo** Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class member's claim is typical of the claims of other class members, and that the class member will adequately represent the class. Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Stull, Stull & Brody, or other counsel of your choice, to serve as your counsel in this action. Stull, Stull & Brody has litigated many class actions for violations of securities laws in federal courts over the past 30 years and has obtained court approval of substantial settlements on numerous occasions. Stull, Stull & Brody maintains offices in both New York and Los Angeles.

The Eaton Vance mutual funds and their respective symbols are as follows:

Eaton Vance AL Municipals (NASDAQ: ETALX) (NASDAQ: EVALX) Eaton Vance AR Municipals (NASDAQ: ETARX) (NASDAQ: EVARX) Eaton Vance Asian Small Companies (NASDAQ: EVASX) (NASDAQ: EBASX) Eaton Vance AZ Municipals (NASDAQ: ETAZX) (NASDAQ: EVAZX) Eaton Vance Balanced (NASDAQ: EVIFX) (NASDAQ: EMIFX) (NASDAQ: ECIFX) Eaton Vance

CA Ltd Maturity Munis (NASDAQ: EXCAX) (NASDAQ: ELCAX) Eaton Vance CA Municipals (NASDAQ: EACAX) (NASDAQ: EVCAX) (NASDAQ: ECCAX) Eaton Vance CO Municipals (NASDAQ: ETCOX) (NASDAQ: EVCLX) Eaton Vance CT Municipals (NASDAQ: ETCTX) (NASDAQ: EVCTX) Eaton Vance Diversified Income (NASDAQ: EADDX) (NASDAQ: EBDDX) Eaton Vance Emerging Markets (NASDAQ: ETEMX) (NASDAQ: EMEMX) Eaton Vance Equity Research (NASDAQ: EAERX) Eaton Vance FL Insured Municipals (NASDAQ: EAFIX) (NASDAQ: EBFIX) Eaton Vance FL Ltd Maturity Munis (NASDAQ: EXFLX) (NASDAQ: ELFLX) (NASDAQ: EZFLX) Eaton Vance FL Municipals (NASDAQ: ETFLX) (NASDAQ: EVFLX) Eaton Vance Floating Rate (NASDAQ: EVBLX) (NASDAQ: EABLX) (NASDAQ: EBBLX) (NASDAQ: ECBLX) (NASDAQ: EIBLX) Eaton Vance Floating-Rate & Hi Inc (NASDAQ: EVFHX) (NASDAQ: EAFHX) (NASDAQ: EBFHX) (NASDAQ: ECFHX) (NASDAQ: EIFHX) Eaton Vance GA Municipals (NASDAQ: ETGAX) (NASDAQ: EVGAX) Eaton Vance Global Growth (NASDAQ: ETIAX) (NASDAQ: EMIAX) (NASDAQ: ECIAX) Eaton Vance Government Obligations (NASDAQ: EVGOX) (NASDAQ: EMGOX) (NASDAQ: ECGOX) Eaton Vance Greater China Growth (NASDAQ: EVCGX) (NASDAQ: EMCGX) (NASDAQ: ECCGX) Eaton Vance Greater India (NASDAQ: ETGIX) (NASDAQ: EMGIX) Eaton Vance Growth (NASDAQ: EVGFX) (NASDAQ: EMGFX) (NASDAQ: ECGFX) Eaton Vance HI Municipals (NASDAQ: ETHWX) (NASDAQ: EVHWX) Eaton Vance High-Income (NASDAQ: ETHIX) (NASDAQ: EVHIX) (NASDAQ: ECHIX) Eaton Vance High-Yield Municipals (NASDAQ: ETHYX) (NASDAQ: EVHYX) (NASDAQ: ECHYX) Eaton Vance Income Fund of Boston (NASDAQ: EVIBX) (NASDAQ: EBIBX) (NASDAQ: ECIBX) (NASDAQ: EIBIX) (NASDAQ: ERIBX) Eaton Vance KS Municipals (NASDAQ: ETKSX) (NASDAQ: EVKSX) Eaton Vance KY Municipals (NASDAQ: ETKYX) (NASDAQ: EVKYX) Eaton Vance LA Municipals (NASDAQ: ETLAX) (NASDAQ: EVLAX) Eaton Vance Large-Cap Core (NASDAQ: EALCX) (NASDAQ: EBLCX) (NASDAQ: ECLCX) Eaton Vance Large-Cap Value (NASDAQ: EHSTX) (NASDAQ: EMSTX) (NASDAQ: ECSTX) (NASDAQ: EILVX) (NASDAQ: ERSTX) Eaton Vance Low Duration (NASDAQ: EALDX) (NASDAQ: EBLDX) (NASDAQ: ECLDX) Eaton Vance MA Ltd Maturity Munis (NASDAQ: EXMAX) (NASDAQ: ELMAX) (NASDAQ: EZMAX) Eaton Vance MA Municipals (NASDAQ: ETMAX) (NASDAQ: EVMAX) Eaton Vance MD Municipals (NASDAQ: ETMDX) (NASDAQ: EVMYX) Eaton Vance MI Municipals (NASDAQ: ETMIX) (NASDAQ: EVMIX) Eaton Vance MN Municipals (NASDAQ: ETMNX) (NASDAQ: EVMNX) Eaton Vance MO Municipals (NASDAQ: ETMOX) (NASDAQ: EVMOX) Eaton Vance MS Municipals (NASDAQ: ETMSX) (NASDAQ: EVMSX) Eaton Vance Municipal Bond (NASDAQ: ETMBX) (NASDAQ: EBMBX) (NASDAQ: EVMBX) Eaton Vance National Ltd Mat Munis (NASDAQ: EXNAX) (NASDAQ: ELNAX) (NASDAQ: EZNAX) Eaton Vance National Municipals (NASDAQ: EANAX) (NASDAQ: EVHMX) (NASDAQ: ECHMX) (NASDAQ: EIHMX) Eaton Vance NC Municipals (NASDAQ: ETNCX) (NASDAQ: EVNCX) Eaton Vance NJ Ltd Maturity Munis (NASDAQ: EXNJX) (NASDAQ: ELNJX) Eaton Vance NJ Municipals (NASDAQ: ETNJX) (NASDAQ: EVNJX) Eaton Vance NY Ltd Maturity Munis (NASDAQ: EXNYX) (NASDAQ: ELNYX) (NASDAQ: EZNYX) Eaton Vance NY Municipals (NASDAQ: ETNYX) (NASDAQ: EVNYX) (NASDAQ: ECNYX) Eaton Vance OH Ltd Maturity Munis (NASDAQ: EXOHX) (NASDAQ: ELOHX) Eaton Vance OH Municipals (NASDAQ: ETOHX) (NASDAQ: EVOHX) Eaton Vance OR Municipals (NASDAQ: ETORX) (NASDAQ: EVORX) Eaton Vance PA Ltd Maturity Munis (NASDAQ: EXPNX) (NASDAQ: ELPNX) (NASDAQ: EZPNX) Eaton Vance PA Municipals (NASDAQ: ETPAX) (NASDAQ: EVPAX) Eaton Vance RI Municipals (NASDAQ: ETRIX) (NASDAQ: EVRIX) Eaton Vance SC Municipals (NASDAQ: EASCX) (NASDAQ: EVSCX) Eaton Vance Small-Cap Growth (NASDAQ: ETEGX) (NASDAQ: EBSMX) (NASDAQ: ECSMX) Eaton Vance Small-Cap Value (NASDAQ: EAVSX) (NASDAQ: EBVSX) (NASDAQ: ECVSX) Eaton Vance

Special Equities (NASDAQ: EVSEX) (NASDAQ: EMSEX) (NASDAQ: ECSEX) Eaton Vance Strategic Income (NASDAQ: ETSIX) (NASDAQ: EVSGX) (NASDAQ: ECSIX) Eaton Vance Tax-Managed Dividend Inc (NASDAQ: EADIX) (NASDAQ: EBDIX) (NASDAQ: ECDIX) Eaton Vance Tax-Managed Emg Mkts (NASDAQ: EITEX) Eaton Vance Tax-Mgd Eq Asset Alloc(NASDAQ: EAEAX) (NASDAQ: EBEAX) (NASDAQ: ECEAX) Eaton Vance Tax-Mgd Growth 1.0 (NASDAQ: CAPEX) Eaton Vance Tax-Mgd Growth 1.1 (NASDAQ: ETTGX) (NASDAQ: EMTGX) (NASDAQ: ECTGX) (NASDAQ: EITMX) Eaton Vance Tax-Mgd Growth 1.2 (NASDAQ: EXTGX) (NASDAQ: EYTGX) (NASDAQ: EZTGX) (NASDAQ: EITGX) Eaton Vance Tax-Mgd Intl Equity (NASDAQ: ETIGX) (NASDAQ: EMIGX) (NASDAQ: ECIGX) Eaton Vance Tax-Mgd Mid-Cap Core (NASDAQ: EXMCX) (NASDAQ: EBMCX) (NASDAQ: ECMCX) Eaton Vance Tax-Mgd Multi-Cap Opp (NASDAQ: EACPX) (NASDAQ: EBCPX) (NASDAQ: ECCPX) Eaton Vance Tax-Mgd Sm-Cap Gr 1.1 (NASDAQ: ETMGX) (NASDAQ: EMMGX) (NASDAQ: ECMGX) Eaton Vance Tax-Mgd Sm-Cap Gr 1.2 (NASDAQ: EXMGX) (NASDAQ: EYMGX) (NASDAQ: EZMGX) Eaton Vance Tax-Mgd Small-Cap Value (NASDAQ: ESVAX)NASDAQ: ESVBX) (NASDAQ: ESVCX) Eaton Vance Tax-Mgd Value (NASDAQ: EATVX) (NASDAQ: EBTVX) (NASDAQ: ECTVX) Eaton Vance TN Municipals (NASDAQ: ETTNX) (NASDAQ: EVTNX) Eaton Vance Utilities (NASDAQ: EVTMX) (NASDAQ: EMTMX) (NASDAQ: ECTMX) Eaton Vance VA Municipals (NASDAQ: ETVAX) (NASDAQ: EVVAX) Eaton Vance Worldwide Health Sci (NASDAQ: ETHSX) (NASDAQ: EMHSX) (NASDAQ: ECHSX) (NASDAQ: ERHSX) Eaton Vance WV Municipals (NASDAQ: ETWVX) (NASDAQ: EVWVX) EV Atlanta Capital Intermediate Bond (NASDAQ: EIINX) EV Atlanta Capital Large-Cap Growth (NASDAQ: EAALX) (NASDAQ: EILGX) EV Atlanta Capital Small-Cap (NASDAQ: EAASX) (NASDAQ: EISMX)

The **Wells Fargo** Preferred Funds include mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors, LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and **Wells Fargo** Mutual Funds.

The H.D. Vest Preferred Funds include mutual funds in the following mutual fund families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, **Wells Fargo** Funds, American Funds, and Franklin Templeton Investments.

The action is pending in the United States District Court for the **Northern** District of California against defendant **Wells Fargo** & Company and certain of its affiliated entities. The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push **Wells Fargo** Investments and H.D. Vest sales personnel to steer clients into purchasing certain **Wells Fargo** Funds and **Wells Fargo** and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to **Wells Fargo** and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. **Wells Fargo** Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.

The action also includes a subclass of persons who held any shares of **Wells Fargo** Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of **Wells Fargo**, **Wells Fargo** Funds Management, created further undisclosed material conflicts of interest by entering into **revenue sharing** agreements with brokers at **Wells Fargo** Investments and H.D. Vest to push investors into **Wells Fargo** Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.
The action includes a second subclass of persons who purchased a **Wells Fargo** Financial Plan that held **Wells Fargo** Funds. The **Wells Fargo** Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.

If you wish to discuss this action or have any questions concerning this notice or your rights or interests with respect to these matters, please contact Tzivia Brody at Stull, Stull & Brody by calling toll-free 1-800-337-4983, or by e-mail at SSBNY@aol.com, or by fax at 212/490-2022, or by writing to Stull, Stull & Brody, 6 East 45th Street, New York, NY 10017. You can also visit our website at www.ssbny.com.

Contact:
Tzivia Brody
Stull, Stull & Brody
toll-free 1-800-337-4983
e-mail: Email Contact
fax: at 212/490-2022
www.ssbny.com

---- INDEX REFERENCES ----

COMPANY: FMR CORP; WELLS FARGO AND CO; CIA LLC; PIONEER INVESTMENT MANAGEMENT INC; FIDELITY ABERDEEN STREET TRUST; FIDELITY INVESTMENT SERVICES LTD; PUTNAM INVEST-

MENTS; WELLS FARGO AND CO CALIFORNIA; FIDELITY SELECT PORTFOLIOS; VAN KAMPEN INVESTMENTS; EATON VANCE CORP; WELLS FARGO INVESTMENTS LLC; WACHOVIA CORP; JAPAN FUND INC; DELAWARE INVESTMENTS; FIDELITY INVESTMENT; OPPENHEIMER TRANSITION 2010 FUND; FIDELITY INCOME FUND; OPPENHEIMER FUNDS INC; FIDELITY INVESTMENTS; OPPENHEIMER TRANSITION 2020 FUND; DREYFUS CORP (THE); ASSET MANAGEMENT; DELAWARE MANAGEMENT HOLDINGS CO INC; OPPENHEIMER TRANSITION 2030 FUND; EVERGREEN INVESTMENTS; FIDELITY INVESTMENTS INSTITUTIONAL SERVICES CO INC; MICHIGAN COATING PRODUCTS; EATON VANCE; MARSH AND MCLENNAN COS INC; FIDELITY FINANCIAL TRUST

NEWS SUBJECT: (Legal (1LE33); Major Corporations (1MA93); Economics & Trade (1EC26); Business Litigation (1BU04); Business Lawsuits & Settlements (1BU19))

INDUSTRY: (Investment Management (1IN34); Personal Financial Planning (1PE18); Banking (1BA20); Financial Services Regulatory (1FI03); Financial Services Products (1FI16); Mutual Funds (1MU87); Securities Investment (1SE57); Financial Services (1FI37))

REGION: (North America (1NO39); New York (1NE72); USA (1US73); Americas (1AM92); Georgia (1GE15); California (1CA98))

Language: EN

OTHER INDEXING: (ALLIANCE BERNSTEIN INVESTMENT RESEARCH; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; ASSET MANAGEMENT; CAPEX; DELAWARE INVESTMENTS; DISTRIBUTORS INC; DREYFUS SERVICE CORP; EATON; EATON VANCE; EATON VANCE ASIAN SMALL; EATON VANCE BALANCED; EATON VANCE CA LTD; EATON VANCE CO; EATON VANCE EMERGING MARKETS; EATON VANCE EQUITY RESEARCH; EATON VANCE FL LTD; EATON VANCE FLOATING; EATON VANCE FLOATING RATE; EATON VANCE GLOBAL GROWTH; EATON VANCE GOVERNMENT OBLIGATIONS; EATON VANCE GREATER CHINA GROWTH; EATON VANCE GREATER INDIA; EATON VANCE GROWTH; EATON VANCE LARGE; EATON VANCE LARGE CAP CORE; EATON VANCE LOW DURATION; EATON VANCE MA LTD; EATON VANCE MANAGED INVESTMENTS; EATON VANCE MUNICIPAL BOND; EATON VANCE MUTUAL; EATON VANCE NATIONAL LTD; EATON VANCE NATIONAL MUNICIPALS; EATON VANCE NJ LTD; EATON VANCE NY LTD; EATON VANCE NY MUNICIPALS; EATON VANCE OH LTD; EATON VANCE PA LTD; EATON VANCE SPECIAL EQUITIES; EATON VANCE TAX MANAGED DIVIDEND INC; EATON VANCE TAX MANAGED EMG MKTS; EATON VANCE UTILITIES; EATON VANCE WORLDWIDE HEALTH SCI; EQ ASSET ALLOC; ETMGX; ETTGX; EVERGREEN INVESTMENTS; EXMGX; EXTGX; FEDERATED; FIDELITY INVESTMENTS; FULL SERVICE; INSURED MUNICIPALS; INVESTMENT; INVESTMENT MANAGEMENT; INVESTMENTS; JOHN HANCOCK FUNDS WELLS FARGO FUNDS; LLC; MAT MUNIS; MATURITY MUNIS; MS MUNICIPALS; MULTI CAP OPP; MUNICIPALS; NASDAQ: EAALX; NASDAQ: EAASX; NASDAQ: EABLX; NASDAQ: EACAX; NASDAQ: EACPX; NASDAQ: EADDX; NASDAQ: EADIX; NASDAQ: EAEAX; NASDAQ: EAERX; NASDAQ: EAFHX; NASDAQ: EAFIX; NASDAQ: EALCX; NASDAQ: EALDX; NASDAQ: EANAX; NASDAQ: EASCX; NASDAQ: EATVX; NASDAQ: EAVSX; NASDAQ: EBASX; NASDAQ: EBBLX; NASDAQ: EBCPX; NASDAQ: EBDDX; NASDAQ: EBDIX; NASDAQ: EBEAX; NASDAQ: EBFHX; NASDAQ: EBFIX; NASDAQ: EBIBX; NASDAQ: EBLCX; NASDAQ: EBLDX; NASDAQ: EBMBX; NASDAQ: EBMCX; NASDAQ: EBSMX; NASDAQ: EBTVX; NASDAQ: EBVSX; NASDAQ: ECBLX; NASDAQ: ECCAX; NASDAQ: ECCGX; NASDAQ: ECCPX; NASDAQ: ECDIX; NASDAQ: ECEAX; NASDAQ:

ECFHX; NASDAQ: ECGFX; NASDAQ: ECGOX; NASDAQ: ECHIX; NASDAQ: ECHMX; NASDAQ: ECHSX; NASDAQ: ECHYX; NASDAQ: ECIAX; NASDAQ: ECIBX; NASDAQ: ECIFX; NASDAQ: ECIGX; NASDAQ: ECLCX; NASDAQ: ECLDX; NASDAQ: ECMCX; NASDAQ: ECMGX; NASDAQ: ECNYX; NASDAQ: ECSEX; NASDAQ: ECSIX; NASDAQ: ECSMX; NASDAQ: ECSTX; NASDAQ: ECTGX; NASDAQ: ECTMX; NASDAQ: ECTVX; NASDAQ: ECVSX; NASDAQ: EHSTX; NASDAQ: EIBIX; NASDAQ: EIBLX; NASDAQ: EIFHX; NASDAQ: EIHMX; NASDAQ: EIINX; NASDAQ: EILGX; NASDAQ: EILVX; NASDAQ: EISMX; NASDAQ: EITEX; NASDAQ: EITGX; NASDAQ: EITMX; NASDAQ: ELCAX; NASDAQ: ELFLX; NASDAQ: ELMAX; NASDAQ: ELNAX; NASDAQ: ELNJX; NASDAQ: ELNYX; NASDAQ: ELOHX; NASDAQ: ELPNX; NASDAQ: EMCGX; NASDAQ: EMEMX; NASDAQ: EMGFX; NASDAQ: EMGIX; NASDAQ: EMGOX; NASDAQ: EMHSX; NASDAQ: EMIAX; NASDAQ: EMIFX; NASDAQ: EMIGX; NASDAQ: EMMGX; NASDAQ: EMSEX; NASDAQ: EMSTX; NASDAQ: EMTGX; NASDAQ: EMTMX; NASDAQ: ERHSX; NASDAQ: ERIBX; NASDAQ: ERSTX; NASDAQ: ESVAX; NASDAQ: ESVBX; NASDAQ: ESVCX; NASDAQ: ETALX; NASDAQ: ETARX; NASDAQ: ETAZX; NASDAQ: ETCOX; NASDAQ: ETCTX; NASDAQ: ETEGX; NASDAQ: ETEMX; NASDAQ: ETFLX; NASDAQ: ETGAX; NASDAQ: ETGIX; NASDAQ: ETHIX; NASDAQ: ETHSX; NASDAQ: ETHWX; NASDAQ: ETHYX; NASDAQ: ETIAX; NASDAQ: ETIGX; NASDAQ: ETKSX; NASDAQ: ETKYX; NASDAQ: ETLAX; NASDAQ: ETMAX; NASDAQ: ETMBX; NASDAQ: ETMDX; NASDAQ: ETMIX; NASDAQ: ETMNX; NASDAQ: ETMOX; NASDAQ: ETMSX; NASDAQ: ETNCX; NASDAQ: ETNJX; NASDAQ: ETNYX; NASDAQ: ETOHX; NASDAQ: ETORX; NASDAQ: ETPAX; NASDAQ: ETRIX; NASDAQ: ETSIX; NASDAQ: ETTNX; NASDAQ: ETVAX; NASDAQ: ETWVX; NASDAQ: EVALX; NASDAQ: EVARX; NASDAQ: EVASX; NASDAQ: EVAZX; NASDAQ: EVBLX; NASDAQ: EVCAX; NASDAQ: EVCGX; NASDAQ: EVCLX; NASDAQ: EVCTX; NASDAQ: EVFHX; NASDAQ: EVFLX; NASDAQ: EVGAX; NASDAQ: EVGFX; NASDAQ: EVGOX; NASDAQ: EVHIX; NASDAQ: EVHMX; NASDAQ: EVHWX; NASDAQ: EVHYX; NASDAQ: EVIBX; NASDAQ: EVIFX; NASDAQ: EVKSX; NASDAQ: EVKYX; NASDAQ: EVLAX; NASDAQ: EVMAX; NASDAQ: EVMBX; NASDAQ: EVMIX; NASDAQ: EVMNX; NASDAQ: EVMOX; NASDAQ: EVMSX; NASDAQ: EVMYX; NASDAQ: EVNCX; NASDAQ: EVNJX; NASDAQ: EVNYX; NASDAQ: EVOHX; NASDAQ: EVORX; NASDAQ: EVPAX; NASDAQ: EVRIX; NASDAQ: EVSCX; NASDAQ: EVSEX; NASDAQ: EVSGX; NASDAQ: EVTMX; NASDAQ: EVTNX; NASDAQ: EVVAX; NASDAQ: EVWVX; NASDAQ: EXCAX; NASDAQ: EXFLX; NASDAQ: EXMAX; NASDAQ: EXMCX; NASDAQ: EXNAX; NASDAQ: EXNJX; NASDAQ: EXNYX; NASDAQ: EXOHX; NASDAQ: EXPNX; NASDAQ: EYMGX; NASDAQ: EYTGX; NASDAQ: EZFLX; NASDAQ: EZMAX; NASDAQ: EZMGX; NASDAQ: EZNAX; NASDAQ: EZNYX; NASDAQ: EZPNX; NASDAQ: EZTGX; OPPENHEIMER FUNDS INC; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; SCUDDER INVESTMENTS; STULL; STULL BRODY; STULL BRODY ANNOUNCES CLASS ACTION AGAINST; TEMPLETON INVESTMENTS; TZIVIA BRODY STULL; VAN KAMPEN INVESTMENTS; VAN KAMPEN INVESTMENTS AIM; VEST INVESTMENT SERVICES LLC; **WELLS FARGO**; **WELLS FARGO** CO; **WELLS FARGO** FINANCIAL; **WELLS FARGO** FINANCIAL PLAN; **WELLS FARGO** FUNDS; **WELLS FARGO** INVESTMENTS; **WELLS FARGO** INVESTMENTS LLC; **WELLS FARGO** MUTUAL FUNDS; **WELLS FARGO** PREFERRED FUNDS;
WELLS FARGO WELLS FARGO FUNDS MANAGEMENT) (AL Municipals; Franklin Templeton Investments.; Funds; Funds Distributors; H.D .Vest; H.D. Vest; Lincoln; Preferred Funds; Shelf-Space Funds; Unbeknownst) (NEW YORK, NY) (NEW YORK, NY)
KEYWORDS: (Class Action); (Professional Services:Legal)

TICKER SYMBOL: CAPEX:NASDAQ; EAALX:NASDAQ; EAASX:NASDAQ; EABLX:NASDAQ; EACAX:NASDAQ; EACPX:NASDAQ; EADDX:NASDAQ; EADIX:NASDAQ; EAEAX:NASDAQ; EAERX:NASDAQ; EAFHX:NASDAQ; EAFIX:NASDAQ; EALCX:NASDAQ; EALDX:NASDAQ; EANAX:NASDAQ; EASCX:NASDAQ; EATVX:NASDAQ; EAVSX:NASDAQ; EBASX:NASDAQ;

EBBLX:NASDAQ; EBCPX:NASDAQ; EBDDX:NASDAQ; EBDIX:NASDAQ; EBEAX:NASDAQ; EBF-HX:NASDAQ; EBFIX:NASDAQ; EBIBX:NASDAQ; EBLCX:NASDAQ; EBLDX:NASDAQ; EBMBX:NASDAQ; EBMCX:NASDAQ; EBSMX:NASDAQ; EBTVX:NASDAQ; EBVSX:NASDAQ; ECBLX:NASDAQ; EC-CAX:NASDAQ; ECCGX:NASDAQ; ECCPX:NASDAQ; ECDIX:NASDAQ; ECEAX:NASDAQ; ECFHX:NASDAQ; ECGFX:NASDAQ; ECGOX:NASDAQ; ECHIX:NASDAQ; ECHMX:NASDAQ; ECHSX:NASDAQ; ECHYX:NASDAQ; ECIAX:NASDAQ; ECIBX:NASDAQ; ECIFX:NASDAQ; ECIGX:NASDAQ; ECLCX:NASDAQ; ECLDX:NASDAQ; ECMCX:NASDAQ; ECMGX:NASDAQ; ECNYX:NASDAQ; EC-SEX:NASDAQ; ECSIX:NASDAQ; ECSMX:NASDAQ; ECSTX:NASDAQ; ECTGX:NASDAQ; ECTMX:NASDAQ; ECTVX:NASDAQ; ECVSX:NASDAQ; EHSTX:NASDAQ; EIBIX:NASDAQ; EIBLX:NASDAQ; EIF-HX:NASDAQ; EIHMX:NASDAQ; EIINX:NASDAQ; EILGX:NASDAQ; EILVX:NASDAQ; EISMX:NASDAQ; EITEX:NASDAQ; EITGX:NASDAQ; EITMX:NASDAQ; ELCAX:NASDAQ; ELFLX:NASDAQ; EL-MAX:NASDAQ; ELNAX:NASDAQ; ELNJX:NASDAQ; ELNYX:NASDAQ; ELOHX:NASDAQ; ELPNX:NASDAQ; EMCGX:NASDAQ; EMEMX:NASDAQ; EMGFX:NASDAQ; EMGIX:NASDAQ; EMGOX:NASDAQ; EMH-SX:NASDAQ; EMIAX:NASDAQ; EMIFX:NASDAQ; EMIGX:NASDAQ; EMMGX:NASDAQ; EMSEX:NASDAQ; EMSTX:NASDAQ; EMTGX:NASDAQ; EMTMX:NASDAQ; ERHSX:NASDAQ; ERIBX:NASDAQ; ER-STX:NASDAQ; ESVAX:NASDAQ; ESVCX:NASDAQ; ETALX:NASDAQ; ETARX:NASDAQ; ETAZX:NASDAQ; ETCOX:NASDAQ; ETCTX:NASDAQ; ETEGX:NASDAQ; ETEMX:NASDAQ; ETFLX:NASDAQ; ET-GAX:NASDAQ; ETGIX:NASDAQ; ETHIX:NASDAQ; ETHSX:NASDAQ; ETHWX:NASDAQ; ETHYX:NASDAQ; ETIAX:NASDAQ; ETIGX:NASDAQ; ETKSX:NASDAQ; ETKYX:NASDAQ; ETLAX:NASDAQ; ET-MAX:NASDAQ; ETMBX:NASDAQ; ETMDX:NASDAQ; ETMGX:NASDAQ; ETMIX:NASDAQ; ETMNX:NASDAQ; ETMOX:NASDAQ; ETMSX:NASDAQ; ETNCX:NASDAQ; ETNJX:NASDAQ; ETNYX:NASDAQ; ETO-HX:NASDAQ; ETORX:NASDAQ; ETPAX:NASDAQ; ETRIX:NASDAQ; ETSIX:NASDAQ; ETTGX:NASDAQ; ETTNX:NASDAQ; ETVAX:NASDAQ; ETWVX:NASDAQ; EVALX:NASDAQ; EVARX:NASDAQ; EVASX:NASDAQ; EVAZX:NASDAQ; EVBLX:NASDAQ; EVCAX:NASDAQ; EVCGX:NASDAQ; EVCLX:NASDAQ; EVCTX:NASDAQ; EVFHX:NASDAQ; EVFLX:NASDAQ; EVGAX:NASDAQ; EVG-FX:NASDAQ; EVGOX:NASDAQ; EVHIX:NASDAQ; EVHMX:NASDAQ; EVHWX:NASDAQ; EVHYX:NASDAQ; EVIBX:NASDAQ; EVIFX:NASDAQ; EVKSX:NASDAQ; EVKYX:NASDAQ; EVLAX:NASDAQ; EVMAX:NASDAQ; EVMBX:NASDAQ; EVMIX:NASDAQ; EVMNX:NASDAQ; EVMOX:NASDAQ; EVM-SX:NASDAQ; EVMYX:NASDAQ; EVNCX:NASDAQ; EVNJX:NASDAQ; EVNYX:NASDAQ; EVOHX:NASDAQ; EVORX:NASDAQ; EVPAX:NASDAQ; EVRIX:NASDAQ; EVSCX:NASDAQ; EVSEX:NASDAQ; EVS-GX:NASDAQ; EVTMX:NASDAQ; EVTNX:NASDAQ; EVVAX:NASDAQ; EVWVX:NASDAQ; EXCAX:NASDAQ; EXFLX:NASDAQ; EXMAX:NASDAQ; EXMCX:NASDAQ; EXMGX:NASDAQ; EXNAX:NASDAQ; EXN-JX:NASDAQ; EXNYX:NASDAQ; EXOHX:NASDAQ; EXPNX:NASDAQ; EXTGX:NASDAQ; EYMGX:NASDAQ; EYTGX:NASDAQ; EZFLX:NASDAQ; EZMAX:NASDAQ; EZMGX:NASDAQ; EZNAX:NASDAQ; EZNYX:NASDAQ; EZPNX:NASDAQ; EZTGX:NASDAQ

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12/7/05 INTERNETWIRE 00:00:00
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12/9/05 Internet Wire 00:00:00

Market Wire
Copyright 2005 Market Wire, Incorporated

December 9, 2005

Stull, Stull & Brody Announces Class Action Against **Wells Fargo** & Company on Behalf of Those Who Purchased Hartford Mutual Funds From **Wells Fargo**

NEW YORK, NY 12/09/05 NEW YORK, NY, 12/09/05 / MARKET WIRE/ -- Notice is hereby given that a class action lawsuit was filed on November 4, 2005 in the United States District Court for the **Northern District** of California against **Wells Fargo** & Company and certain of its affiliates, on behalf of those who purchased Hartford mutual funds from **Wells Fargo** Investments, LLC (" **Wells Fargo** Investments") during the period between June 30, 2000 and June 8, 2005, inclusive (the "Class Period").

If you purchased Hartford mutual funds, **Wells Fargo** mutual funds, or any funds participating in the **Wells Fargo** and H.D. Vest Investment Services, LLC ("H.D. Vest") **revenue sharing** programs (" **Wells Fargo** Preferred Funds" and "H.D. Vest Preferred Funds," as defined below) through a **Wells Fargo** Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class member's claim is typical of the claims of other class members, and that the class member will adequately represent the class. Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Stull, Stull & Brody, or other counsel of your choice, to serve as your counsel in this action. Stull, Stull & Brody has litigated many class actions for violations of securities laws in federal courts over the past 30 years and has obtained court approval of substantial settlements on numerous occasions. Stull, Stull & Brody maintains offices in both New York and Los Angeles.

The Hartford mutual funds and their respective symbols are as follows:

Hartford Advisers (NASDAQ: ITTAX) (NASDAQ: IHABX) (NASDAQ: HAFCX) (NASDAQ: IHAYX) (NASDAQ: HADAX) (NASDAQ: HAIBX) Hartford Blue Chip (NASDAQ: HBCIX) Hartford Capital Appreciation (NASDAQ: ITHAX) (NASDAQ: IHCAX) (NASDAQ: HCACX) (NASDAQ: HCAYX) (NASDAQ: HIACX) (NASDAQ: HIBCX) Hartford Capital Opportunities (NASDAQ: HCOIX)

Hartford Disciplined Equity (NASDAQ: HAIAX) (NASDAQ: HGIBX) (NASDAQ: HGICX) (NASDAQ: HGIYX) (NASDAQ: HIAGX) (NASDAQ: HBGIX) Hartford Dividend & Growth (NASDAQ: IHGIX) (NASDAQ: ITDGX) (NASDAQ: HDGCX) (NASDAQ: HDGYX) (NASDAQ: HIADX) (NASDAQ: HDGBX) Hartford Equity Income (NASDAQ: HQIAX) (NASDAQ: HQIBX) (NASDAQ: HQICX) (NASDAQ: HQIYX) (NASDAQ: HIAEX) (NASDAQ: HIBEX) Hartford Focus (NASDAQ: HF-FAX) (NASDAQ: HFFBX) (NASDAQ: HFFCX) (NASDAQ: HFFYX) (NASDAQ: HIAFX) (NASDAQ: HFCBX) Hartford Global Advisers (NASDAQ: HGAAX) (NASDAQ: HGABX) Hartford Global Communications (NASDAQ: HGCAX) (NASDAQ: HGCBX) (NASDAQ: HGCCX) (NASDAQ: HGCYX) (NASDAQ: HGCIX) (NASDAQ: HBGCX) Hartford Global Financial Svcs (NASDAQ: HGFAX) (NASDAQ: HGFBX) (NASDAQ: HGFCX) (NASDAQ: HGFYX) (NASDAQ: HFIAX) (NASDAQ: HBGFX) Hartford Global Health (NASDAQ: HGHAX) (NASDAQ: HGHBX) (NASDAQ: HGHCX) (NASDAQ: HGHYX) (NASDAQ: HIAHX) (NASDAQ: HBGHX) Hartford Global Leaders (NASDAQ: HALAX) (NASDAQ: HGLBX) (NASDAQ: HGLCX) (NASDAQ: HGLYX) (NASDAQ: HIALX) (NASDAQ: HBGLX) Hartford Global Technology (NASDAQ: HGTAX) (NASDAQ: HGTBX) (NASDAQ: HGTCX) (NASDAQ: HGTYX) (NASDAQ: HIATX) (NASDAQ: HBGTX) Hartford Growth (NASDAQ: HGWAX) (NASDAQ: HGWBX) (NASDAQ: HGWCX) (NASDAQ: FECHX) (NASDAQ: HGIAX) (NASDAQ: HBGRX) (NASDAQ: FECLX) (NASDAQ: FECBX) (NASDAQ: FECCX) Hartford Growth Opportunities (NASDAQ: HGOAX) (NASDAQ: HGOBX) (NASDAQ: HGOCX) (NASDAQ: FGRHX) (NASDAQ: HAGOX) (NASDAQ: HBGOX) (NASDAQ: FGRWX) (NASDAQ: FGRBX) (NASDAQ: FGRCX) (NASDAQ: HGOYX) (NASDAQ: FGRZX) (NASDAQ: HGWYX) Hartford High Yield (NASDAQ: HAHAX) (NASDAQ: HAH-BX) (NASDAQ: HAHCX) (NASDAQ: HIAYX) (NASDAQ: HBHYX) (NASDAQ: HAHYX) Hartford Income (NASDAQ: HTIAX) (NASDAQ: HTIBX) (NASDAQ: HTICX) (NASDAQ: HTIYX) Hartford Index (NASDAQ: HIAIX) (NASDAQ: HBIDX) Hartford Inflation Plus (NASDAQ: HIPAX) (NASDAQ: HIPBX) (NASDAQ: HIPCX) (NASDAQ: HIPYX) Hartford International Opp (NASDAQ: HIAOX) (NASDAQ: HBIOX) Hartford International Stock (NASDAQ: HAISX) Hartford Intl Capital Appr (NASDAQ: HNCAX) (NASDAQ: HNCBX) (NASDAQ: HNCCX) (NASDAQ: HNCYX) (NASDAQ: HNCIX) (NASDAQ: HBICX) Hartford Intl Opportunities (NASDAQ: IHOAX) (NASDAQ: HIOBX) (NASDAQ: HIOCX) (NASDAQ: HAOYX) Hartford Intl Small Company (NASDAQ: HNSAX) (NASDAQ: HNSBX) (NASDAQ: HNSCX) (NASDAQ: HNSIX) (NASDAQ: HBISX) (NASDAQ: HNSYX) Hartford Large Cap Growth (NASDAQ: HLGCX) Hartford Mid Cap Value (NASDAQ: HMVAX) (NASDAQ: HMVBX) (NASDAQ: HMVCX) (NASDAQ: HMVYX) Hartford Midcap (NASDAQ: HFMCX) (NASDAQ: HAMBX) (NASDAQ: HMDCX) (NASDAQ: HIMCX) (NASDAQ: HBMCX) (NASDAQ: HMDYX) Hartford MidCap Stock (NASDAQ: HMCSX) Hartford MidCap Value (NASDAQ: HMVIX) (NASDAQ: HBMVX) Hartford Mortgage Securities (NASDAQ: HMSIX) (NASDAQ: HBMGX) Hartford Short Duration (NASDAQ: HSDAX) (NASDAQ: HSDBX) (NASDAQ: HSDCX) (NASDAQ: HSDYX) Hartford Small Cap Growth (NASDAQ: HSLAX) (NASDAQ: HSLBX) (NASDAQ: HSLCX) (NASDAQ: FACHX) (NASDAQ: FACAX) (NASDAQ: FACBX) (NASDAQ: FACCX) (NASDAQ: HSLYX) Hartford Small Cap Value (NASDAQ: HSCGX) (NASDAQ: HBSCX) Hartford Small Company (NASDAQ: IHSAX) (NASDAQ: HSCBX) (NASDAQ: HSMCX) (NASDAQ: HIASX) (NASDAQ: HDMBX) (NASDAQ: HSCYX) Hartford SmallCap Growth (NASDAQ: HISCX) (NASDAQ: HBSGX) Hartford Stock (NASDAQ: IHSTX) (NASDAQ: ITSBX) (NASDAQ: HSFCX) (NASDAQ: HSTAX) (NASDAQ: HIBSX) (NASDAQ: HASYX) Hartford Tax-Free CA (NASDAQ: HTFAX) (NASDAQ: HTFBX) (NASDAQ: HTFCX) Hartford Tax-Free MN (NASDAQ: HTMAX) (NASDAQ: HTM-BX) (NASDAQ: HTMCX) (NASDAQ: FTMNX) (NASDAQ: FTMHX) (NASDAQ: FTMAX) (NASDAQ: FTM-BX) (NASDAQ: FTMCX) (NASDAQ: HTMYX) Hartford Tax-Free National (NASDAQ: HTNAX)

(NASDAQ: HTNBX) (NASDAQ: HTNCX) (NASDAQ: FTNLX) (NASDAQ: FTNHX) (NASDAQ: FTNAX) (NASDAQ: FTNBX) (NASDAQ: FTNKX) (NASDAQ: HTNYX) Hartford Tax-Free NY (NASDAQ: HTYAX) (NASDAQ: HTYBX) (NASDAQ: HTYCX) Hartford Total Return Bond (NASDAQ: ITBAX) (NASDAQ: ITBBX) (NASDAQ: HABCX) (NASDAQ: HIABX) (NASDAQ: HBNBX) (NASDAQ: HABYX) Hartford U.S. Government Secs (NASDAQ: HAUSX) (NASDAQ: HBUSX) (NASDAQ: HUSAX) (NASDAQ: HUSBX) (NASDAQ: HUSCX) (NASDAQ: FIUGX) (NASDAQ: FIUHX) (NASDAQ: FIUAX) (NASDAQ: FIPBX) (NASDAQ: FIUCX) (NASDAQ: HUSYX) Hartford Value (NASDAQ: HVFAX) (NASDAQ: HVFBX) (NASDAQ: HVFCX) Hartford Value (NASDAQ: HIAVX) (NASDAQ: HBVLX) Hartford Value Opportunities (NASDAQ: HVOAX) (NASDAQ: HVOBX) (NASDAQ: HVOCX) (NASDAQ: FVAHX) (NASDAQ: HAVOX) (NASDAQ: HBVOX) (NASDAQ: FVAAX) (NASDAQ: FVABX) (NASDAQ: FRVCX) (NASDAQ: HVOYX) Hartford Value (NASDAQ: HVFYX)

The **Wells Fargo** Preferred Funds include mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors, LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and **Wells Fargo** Mutual Funds.

The H.D. Vest Preferred Funds include mutual funds in the following mutual fund families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, **Wells Fargo** Funds, American Funds, and Franklin Templeton Investments.

The action is pending in the United States District Court for the **Northern** District of California against defendant **Wells Fargo** & Company and certain of its affiliated entities. The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push **Wells Fargo** Investments and H.D. Vest sales personnel to steer clients into purchasing certain **Wells Fargo** Funds and **Wells Fargo** and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to **Wells Fargo** and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. **Wells Fargo** Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.

The action also includes a subclass of persons who held any shares of **Wells Fargo** Mutual Funds. The complaint additionally alleges that the investment advisor sub-

sidiary of **Wells Fargo**, **Wells Fargo** Funds Management, created further undisclosed material conflicts of interest by entering into **revenue sharing** agreements with brokers at **Wells Fargo** Investments and H.D. Vest to push investors into **Wells Fargo** Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.
The action includes a second subclass of persons who purchased a **Wells Fargo** Financial Plan that held **Wells Fargo** Funds. The **Wells Fargo** Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.

If you wish to discuss this action or have any questions concerning this notice or your rights or interests with respect to these matters, please contact Tzivia Brody at Stull, Stull & Brody by calling toll-free 1-800-337-4983, or by e-mail at SSBNY@aol.com, or by fax at 212/490-2022, or by writing to Stull, Stull & Brody, 6 East 45th Street, New York, NY 10017. You can also visit our website at www.ssbny.com.

Contact:
Tzivia Brody
Stull, Stull & Brody
Toll-free: 1-800-337-4983
E-mail: Email Contact
Fax: 212/490-2022
www.ssbny.com

---- INDEX REFERENCES ----

COMPANY: FMR CORP; WELLS FARGO AND CO; CIA LLC; PIONEER INVESTMENT MANAGEMENT INC; FIDELITY ABERDEEN STREET TRUST; FIDELITY INVESTMENT SERVICES LTD; PUTNAM INVESTMENTS; WELLS FARGO AND CO CALIFORNIA; FIDELITY SELECT PORTFOLIOS; VAN KAMPEN INVESTMENTS; WELLS FARGO INVESTMENTS LLC; WACHOVIA CORP; JAPAN FUND INC; DELAWARE INVESTMENTS; FIDELITY INVESTMENT; OPPENHEIMER TRANSITION 2010 FUND; FIDELITY INCOME FUND; OPPENHEIMER FUNDS INC; FIDELITY INVESTMENTS; OPPENHEIMER TRANSITION 2020 FUND; DREYFUS CORP (THE); ASSET MANAGEMENT; DELAWARE MANAGEMENT HOLDINGS CO INC; OPPENHEIMER TRANSITION 2030 FUND; EVERGREEN INVESTMENTS; FIDELITY INVESTMENTS INSTITUTIONAL SERVICES CO INC; MICHIGAN COATING PRODUCTS; MARSH AND MCLENNAN COS INC; FIDELITY FINANCIAL TRUST

NEWS SUBJECT: (Legal (1LE33); Major Corporations (1MA93); Economics & Trade (1EC26); Business Litigation (1BU04); Business Lawsuits & Settlements (1BU19))

INDUSTRY: (Investment Management (1IN34); Personal Financial Planning (1PE18); Banking (1BA20); Financial Services Regulatory (1FI03); Financial Services Products (1FI16); Mutual Funds (1MU87); Securities Investment (1SE57); Financial Services (1FI37))

REGION: (North America (1NO39); New York (1NE72); USA (1US73); Americas (1AM92); California (1CA98))

Language: EN

OTHER INDEXING: (ALLIANCE BERNSTEIN INVESTMENT RESEARCH; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; ASSET MANAGEMENT; DELAWARE INVESTMENTS; DISTRIBUTORS INC; DREYFUS SERVICE CORP; EATON VANCE MANAGED INVESTMENTS; EVERGREEN INVESTMENTS; FEDERATED; FIDELITY INVESTMENTS; FULL SERVICE; HARTFORD BLUE CHIP; HARTFORD CAPITAL OPPORTUNITIES; HARTFORD DIVIDEND GROWTH; HARTFORD GLOBAL ADVISERS; HARTFORD GLOBAL COMMUNICATIONS; HARTFORD GLOBAL HEALTH; HARTFORD GLOBAL LEADERS; HARTFORD GLOBAL TECHNOLOGY; HARTFORD GROWTH OPPORTUNITIES; HARTFORD HIGH YIELD; HARTFORD INTERNATIONAL OPP; HARTFORD INTL OPPORTUNITIES; HARTFORD INTL SMALL CO; HARTFORD LARGE CAP GROWTH; HARTFORD MORTGAGE SECURITIES; HARTFORD SHORT DURATION; HARTFORD SMALL CAP GROWTH; HARTFORD SMALLCAP GROWTH; HARTFORD TAX FREE CA; HARTFORD TAX FREE MN; HARTFORD TAX FREE NATIONAL; HARTFORD TAX FREE NY; HARTFORD TOTAL RETURN BOND; HIAVX; HVFAX; INVESTMENT; INVESTMENT MANAGEMENT; INVESTMENTS; JOHN HANCOCK FUNDS WELLS FARGO FUNDS; LLC; NASDAQ: FACAX; NASDAQ: FACBX; NASDAQ: FACCX; NASDAQ: FACHX; NASDAQ: FECBX; NASDAQ: FECCX; NASDAQ: FECHX; NASDAQ: FECLX; NASDAQ: FGRBX; NASDAQ: FGRCX; NASDAQ: FGRHX; NASDAQ: FGRWX; NASDAQ: FGRZX; NASDAQ: FIPBX; NASDAQ: FIUAX; NASDAQ: FIUCX; NASDAQ: FIUGX; NASDAQ: FIUHX; NASDAQ: FRVCX; NASDAQ: FTMAX; NASDAQ: FTMBX; NASDAQ: FTMCX; NASDAQ: FTMHX; NASDAQ: FTMNX; NASDAQ: FTNAX; NASDAQ: FTNBX; NASDAQ: FTNHX; NASDAQ: FTNKX; NASDAQ: FTNLX; NASDAQ: FVAAX; NASDAQ: FVABX; NASDAQ: FVAHX; NASDAQ: HABCX; NASDAQ: HABYX; NASDAQ: HADAX; NASDAQ: HAFCX; NASDAQ: HAGOX; NASDAQ: HAHAX; NASDAQ: HAHBX; NASDAQ: HAHCX; NASDAQ: HAHYX; NASDAQ: HAIAX; NASDAQ: HAIBX; NASDAQ: HAISX; NASDAQ: HALAX; NASDAQ: HAMBX; NASDAQ: HAOYX; NASDAQ: HASYX; NASDAQ: HAUSX; NASDAQ: HAVOX; NASDAQ: HBCIX; NASDAQ: HBGCX; NASDAQ: HBGFX; NASDAQ: HBGHX; NASDAQ: HBGIX; NASDAQ: HBGLX; NASDAQ: HBGOX; NASDAQ: HBGRX; NASDAQ: HBGTX; NASDAQ: HBHYX; NASDAQ: HBICX; NASDAQ: HBIDX; NASDAQ: HBIOX; NASDAQ: HBISX; NASDAQ: HBMCX; NASDAQ: HBMGX; NASDAQ: HBMVX; NASDAQ: HBNBX; NASDAQ: HBSCX; NASDAQ: HBSGX; NASDAQ: HBUSX; NASDAQ: HBVLX; NASDAQ: HBVOX; NASDAQ: HCACX; NASDAQ: HCAYX; NASDAQ: HCOIX; NASDAQ: HDGBX; NASDAQ: HDGCX; NASDAQ: HDGYX; NASDAQ: HDMBX; NASDAQ: HFCBX; NASDAQ: HFFAX; NASDAQ: HFFBX; NASDAQ: HFFCX; NASDAQ: HFFYX; NASDAQ: HFIAX; NASDAQ: HFMCX; NASDAQ: HGAAX; NASDAQ: HGABX; NASDAQ: HGCAX; NASDAQ: HGCBX; NASDAQ: HGCCX; NASDAQ: HGCIX; NASDAQ: HGCYX; NASDAQ: HGFAX; NASDAQ: HGFBX; NASDAQ: HGFCX; NASDAQ: HGFYX; NASDAQ: HGHAX; NASDAQ: HGHBX; NASDAQ: HGHCX; NASDAQ: HGHYX; NASDAQ: HGIAX; NASDAQ: HGIBX; NASDAQ: HGICX; NASDAQ: HGIYX; NASDAQ: HGLBX; NASDAQ: HGLCX; NASDAQ: HGLYX; NASDAQ: HGOAX; NASDAQ: HGOBX; NASDAQ: HGOCX; NASDAQ: HGOYX; NASDAQ: HGTAX; NASDAQ: HGTBX; NASDAQ: HGTCX; NASDAQ: HGTYX; NASDAQ: HGWAX; NASDAQ: HGWBX; NASDAQ: HGWCX; NASDAQ: HGWYX; NASDAQ: HIABX; NASDAQ: HIACX; NASDAQ: HIADX; NASDAQ: HIAEX; NASDAQ: HIAFX; NASDAQ: HIAGX; NASDAQ: HIAHX; NASDAQ: HIAIX; NASDAQ: HIALX;

NASDAQ: HIAOX; NASDAQ: HIASX; NASDAQ: HIATX; NASDAQ: HIAYX; NASDAQ: HIBCX; NASDAQ: HIBEX; NASDAQ: HIBSX; NASDAQ: HIMCX; NASDAQ: HIOBX; NASDAQ: HIOCX; NASDAQ: HIPAX; NASDAQ: HIPBX; NASDAQ: HIPCX; NASDAQ: HIPYX; NASDAQ: HISCX; NASDAQ: HLGCX; NASDAQ: HMCSX; NASDAQ: HMDCX; NASDAQ: HMDYX; NASDAQ: HMSIX; NASDAQ: HMVAX; NASDAQ: HMVBX; NASDAQ: HMVCX; NASDAQ: HMVIX; NASDAQ: HMVYX; NASDAQ: HNCAX; NASDAQ: HNCBX; NASDAQ: HNCCX; NASDAQ: HNCIX; NASDAQ: HNCYX; NASDAQ: HNSAX; NASDAQ: HNSBX; NASDAQ: HNSCX; NASDAQ: HNSIX; NASDAQ: HNSYX; NASDAQ: HQIAX; NASDAQ: HQIBX; NASDAQ: HQICX; NASDAQ: HQIYX; NASDAQ: HSCBX; NASDAQ: HSCGX; NASDAQ: HSCYX; NASDAQ: HSDAX; NASDAQ: HSDBX; NASDAQ: HSDCX; NASDAQ: HSDYX; NASDAQ: HSFCX; NASDAQ: HSLAX; NASDAQ: HSLBX; NASDAQ: HSLCX; NASDAQ: HSLYX; NASDAQ: HSMCX; NASDAQ: HSTAX; NASDAQ: HTFAX; NASDAQ: HTFBX; NASDAQ: HTFCX; NASDAQ: HTIAX; NASDAQ: HTIBX; NASDAQ: HTICX; NASDAQ: HTIYX; NASDAQ: HTMAX; NASDAQ: HTMBX; NASDAQ: HTMCX; NASDAQ: HTMYX; NASDAQ: HTNAX; NASDAQ: HTNBX; NASDAQ: HTNCX; NASDAQ: HTNYX; NASDAQ: HTYAX; NASDAQ: HTYBX; NASDAQ: HTYCX; NASDAQ: HUSAX; NASDAQ: HUSBX; NASDAQ: HUSCX; NASDAQ: HUSYX; NASDAQ: HVFBX; NASDAQ: HVFCX; NASDAQ: HVFYX; NASDAQ: HVOAX; NASDAQ: HVOBX; NASDAQ: HVOCX; NASDAQ: HVOYX; NASDAQ: IHABX; NASDAQ: IHAYX; NASDAQ: IHCAX; NASDAQ: IHGIX; NASDAQ: IHOAX; NASDAQ: IHSAX; NASDAQ: IHSTX; NASDAQ: ITBAX; NASDAQ: ITBBX; NASDAQ: ITDGX; NASDAQ: ITHAX; NASDAQ: ITSBX; NASDAQ: ITTAX; OPPENHEIMER FUNDS INC; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; SCUDDER INVESTMENTS; STULL; STULL BRODY; STULL BRODY ANNOUNCES CLASS ACTION AGAINST; TEMPLETON INVESTMENTS; TZIVIA BRODY STULL; VAN KAMPEN INVESTMENTS; VAN KAMPEN INVESTMENTS AIM; VEST INVESTMENT SERVICES LLC; **WELLS FARGO**; **WELLS FARGO** CO; **WELLS FARGO** FINANCIAL; **WELLS FARGO** FUNDS; **WELLS FARGO** INVESTMENTS; **WELLS FARGO** INVESTMENTS LLC; **WELLS FARGO** MUTUAL FUNDS; **WELLS FARGO** PREFERRED FUNDS; **WELLS FARGO WELLS FARGO** FUNDS MANAGEMENT)(Franklin Templeton Investments.; Funds; Funds Distributors; H.D. Vest; Hartford; Hartford Focus; Hartford Growth; Hartford Index; Hartford Midcap; Hartford Mutual Funds; Lincoln; Preferred Funds; Shelf-Space Funds; Unbeknownst; Wells; Wells Fargo Preferred Funds) (NEW YORK, NY) (NEW YORK, NY)

KEYWORDS: (Class Action); (Professional Services:Legal)

TICKER SYMBOL: FACAX:NASDAQ; FACBX:NASDAQ; FACCX:NASDAQ; FACHX:NASDAQ; FECBX:NASDAQ; FECCX:NASDAQ; FECHX:NASDAQ; FECLX:NASDAQ; FGRBX:NASDAQ; FGRCX:NASDAQ; FGRHX:NASDAQ; FGRWX:NASDAQ; FGRZX:NASDAQ; FIPBX:NASDAQ; FIUAX:NASDAQ; FIUCX:NASDAQ; FIUGX:NASDAQ; FIUHX:NASDAQ; FRVCX:NASDAQ; FTMAX:NASDAQ; FTMBX:NASDAQ; FTMCX:NASDAQ; FTMHX:NASDAQ; FTMNX:NASDAQ; FTNAX:NASDAQ; FTNBX:NASDAQ; FTNHX:NASDAQ; FTNKX:NASDAQ; FTNLX:NASDAQ; FVAAX:NASDAQ; FVABX:NASDAQ; FVAHX:NASDAQ; HABCX:NASDAQ; HABYX:NASDAQ; HADAX:NASDAQ; HAFCX:NASDAQ; HAGOX:NASDAQ; HAHAX:NASDAQ; HAHBX:NASDAQ; HAHCX:NASDAQ; HAHYX:NASDAQ; HAIAX:NASDAQ; HAIBX:NASDAQ; HAISX:NASDAQ; HALAX:NASDAQ; HAMBX:NASDAQ; HAOYX:NASDAQ; HASYX:NASDAQ; HAUSX:NASDAQ; HAVOX:NASDAQ; HBCIX:NASDAQ; HBGCX:NASDAQ; HBGFX:NASDAQ; HBGHX:NASDAQ; HBGIX:NASDAQ; HBGLX:NASDAQ; HBGOX:NASDAQ; HBGRX:NASDAQ; HBGTX:NASDAQ; HBHYX:NASDAQ; HBICX:NASDAQ; HBIDX:NASDAQ; HBIOX:NASDAQ; HBISX:NASDAQ; HBMCX:NASDAQ; HBMGX:NASDAQ; HBMVX:NASDAQ; HBNBX:NASDAQ; HBSCX:NASDAQ; HBSGX:NASDAQ; HBUSX:NASDAQ; HBVLX:NASDAQ; HBVOX:NASDAQ; HCACX:NASDAQ; HCAYX:NASDAQ; HCOIX:NASDAQ; HDGBX:NASDAQ; HDGCX:NASDAQ; HDGYX:NASDAQ; HDM-

BX:NASDAQ; HFCBX:NASDAQ; HFFAX:NASDAQ; HFFBX:NASDAQ; HFFCX:NASDAQ; HFFYX:NASDAQ; HFIAX:NASDAQ; HFMCX:NASDAQ; HGAAX:NASDAQ; HGABX:NASDAQ; HGCAX:NASDAQ; HGCBX:NASDAQ; HGCCX:NASDAQ; HGCIX:NASDAQ; HGCYX:NASDAQ; HGFAX:NASDAQ; HGF-BX:NASDAQ; HGFCX:NASDAQ; HGFYX:NASDAQ; HGHAX:NASDAQ; HGHBX:NASDAQ; HGHCX:NASDAQ; HGHYX:NASDAQ; HGIAX:NASDAQ; HGIBX:NASDAQ; HGICX:NASDAQ; HGIYX:NASDAQ; HGL-BX:NASDAQ; HGLCX:NASDAQ; HGLYX:NASDAQ; HGOAX:NASDAQ; HGOBX:NASDAQ; HGOCX:NASDAQ; HGOYX:NASDAQ; HGTAX:NASDAQ; HGTBX:NASDAQ; HGTCX:NASDAQ; HGTYX:NASDAQ; HG-WAX:NASDAQ; HGWBX:NASDAQ; HGWCX:NASDAQ; HGWYX:NASDAQ; HIABX:NASDAQ; HIACX:NASDAQ; HIADX:NASDAQ; HIAEX:NASDAQ; HIAFX:NASDAQ; HIAGX:NASDAQ; HIAHX:NASDAQ; HI-AIX:NASDAQ; HIALX:NASDAQ; HIAOX:NASDAQ; HIASX:NASDAQ; HIATX:NASDAQ; HIAVX:NASDAQ; HIAYX:NASDAQ; HIBCX:NASDAQ; HIBEX:NASDAQ; HIBSX:NASDAQ; HIMCX:NASDAQ; HIOBX:NASDAQ; HIOCX:NASDAQ; HIPAX:NASDAQ; HIPBX:NASDAQ; HIPCX:NASDAQ; HIPYX:NASDAQ; HISCX:NASDAQ; HLGCX:NASDAQ; HMCSX:NASDAQ; HMDCX:NASDAQ; HM-DYX:NASDAQ; HMSIX:NASDAQ; HMVAX:NASDAQ; HMVBX:NASDAQ; HMVCX:NASDAQ; HMVIX:NASDAQ; HMVYX:NASDAQ; HNCAX:NASDAQ; HNCBX:NASDAQ; HNCCX:NASDAQ; HNCIX:NASDAQ; HNCYX:NASDAQ; HNSAX:NASDAQ; HNSBX:NASDAQ; HNSCX:NASDAQ; HNSIX:NASDAQ; HNSYX:NASDAQ; HQIAX:NASDAQ; HQIBX:NASDAQ; HQICX:NASDAQ; HQIYX:NASDAQ; HSCBX:NASDAQ; HSCGX:NASDAQ; HSCYX:NASDAQ; HSDAX:NASDAQ; HSDBX:NASDAQ; HSD-CX:NASDAQ; HSDYX:NASDAQ; HSFCX:NASDAQ; HSLAX:NASDAQ; HSLBX:NASDAQ; HSLCX:NASDAQ; HSLYX:NASDAQ; HSMCX:NASDAQ; HSTAX:NASDAQ; HTFAX:NASDAQ; HTFBX:NASDAQ; HT-FCX:NASDAQ; HTIAX:NASDAQ; HTIBX:NASDAQ; HTICX:NASDAQ; HTIYX:NASDAQ; HTMAX:NASDAQ; HTMBX:NASDAQ; HTMCX:NASDAQ; HTMYX:NASDAQ; HTNAX:NASDAQ; HTNBX:NASDAQ; HT-NCX:NASDAQ; HTNYX:NASDAQ; HTYAX:NASDAQ; HTYBX:NASDAQ; HTYCX:NASDAQ; HUSAX:NASDAQ; HUSBX:NASDAQ; HUSCX:NASDAQ; HUSYX:NASDAQ; HVFAX:NASDAQ; HVFBX:NASDAQ; HVFCX:NASDAQ; HVFYX:NASDAQ; HVOAX:NASDAQ; HVOBX:NASDAQ; HVOCX:NASDAQ; HVOYX:NASDAQ; IHABX:NASDAQ; IHAYX:NASDAQ; IHCAX:NASDAQ; IHGIX:NASDAQ; IHOAX:NASDAQ; IHSAX:NASDAQ; IHSTX:NASDAQ; ITBAX:NASDAQ; ITBBX:NASDAQ; IT-DGX:NASDAQ; ITHAX:NASDAQ; ITSBX:NASDAQ; ITTAX:NASDAQ

Word Count: 2097
12/9/05 INTERNETWIRE 00:00:00
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12/13/05 Internet Wire 00:00:00

Market Wire

December 13, 2005

Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased Scudder Mutual Funds From Wells Fargo

NEW YORK, NY 12/13/05 NEW YORK, NY, 12/13/05 / MARKET WIRE/ -- Notice is hereby given that a class action lawsuit was filed on November 4, 2005 in the United States District Court for the Northern District of California against Wells Fargo & Company (NYSE: WFC) and certain of its affiliates, on behalf of those who purchased Scudder mutual funds from Wells Fargo Investments, LLC (" Wells Fargo Investments") or H.D. Vest Investment Services, LLC ("H.D. Vest") during the period between June 30, 2000 and June 8, 2005, inclusive (the "Class Period").

If you purchased Scudder mutual funds, Wells Fargo mutual funds, or any funds participating in the Wells Fargo and H.D. Vest revenue sharing programs (" Wells Fargo Preferred Funds" and "H.D. Vest Preferred Funds," as defined below) through a Wells Fargo Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class member's claim is typical of the claims of other class members, and that the class member will adequately represent the class. Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Stull, Stull & Brody, or other counsel of your choice, to serve as your counsel in this action. Stull, Stull & Brody has litigated many class actions for violations of securities laws in federal courts over the past 30 years and has obtained court approval of substantial settlements on numerous occasions. Stull, Stull & Brody maintains offices in both New York and Los Angeles.

The Scudder mutual funds and their respective symbols are as follows:

Scudder Aggressive Growth (NASDAQ: KGGAX) (NASDAQ: KGGBX) (NASDAQ: KGGCX) (NASDAQ: KGGIX) Scudder Blue Chip (NASDAQ: KBCAX) (NASDAQ: KBCBX) (NASDAQ: KBCCX) (NASDAQ: KBCIX) (NASDAQ: KBCSX) Scudder Capital Growth (NASDAQ: SDGAX) (NASDAQ: ACGFX) (NASDAQ: SDGBX) (NASDAQ: SDGCX) (NASDAQ: SDGTX) (NASDAQ: SDGRX) (NASDAQ:

SCGSX) Scudder Commodity Securities (NASDAQ: SKNRX) (NASDAQ: SKBRX) (NASDAQ: SKCRX) (NASDAQ: SKIRX) (NASDAQ: SKSRX) Scudder Development (NASDAQ: SDVLX) (NASDAQ: SCDVX) Scudder Dreman Concentrated Value (NASDAQ: LOPEX) (NASDAQ: LOPBX) (NASDAQ: LOPCX) (NASDAQ: LOPIX) Scudder Dreman Financial Services (NASDAQ: KDFAX) (NASDAQ: KDFBX) (NASDAQ: KDFCX) Scudder Dreman High Return Eq (NASDAQ: KDHAX) (NASDAQ: KDHBX) (NASDAQ: KDHCX) (NASDAQ: KDHIX) (NASDAQ: KDHRX) (NASDAQ: KDHSX) Scudder Dreman Mid Cap Value (NASDAQ: MIDVX) (NASDAQ: MIDYX) (NASDAQ: MIDZX) (NASDAQ: MIDIX) (NASDAQ: MIDTX) Scudder Dreman Small Cap Value (NASDAQ: KDSAX) (NASDAQ: KDSBX) (NASDAQ: KDSCX) (NASDAQ: KDSIX) (NASDAQ: KDSRX) Scudder EAFE Equity Index (NASDAQ: BTAEX) Scudder Emerging Markets (NASDAQ: SEKAX) (NASDAQ: SEMMX) (NASDAQ: SEKBX) (NASDAQ: SEKCX) (NASDAQ: SEMGX) Scudder Emerging Markets Income (NASDAQ: SZEAX) (NASDAQ: SEMKX) (NASDAQ: SZEBX) (NASDAQ: SZECX) (NASDAQ: SCEMX) Scudder Equity 500 Index (NASDAQ: BTIIX) (NASDAQ: BTIEX) Scudder Fixed Income (NASDAQ: SFXAX) (NASDAQ: SFXBX) (NASDAQ: SFXCX) (NASDAQ: MFINX) (NASDAQ: MFISX) (NASDAQ: SFXRX) (NASDAQ: SFXSX) Scudder Flag Communications (NASDAQ: TISHX) (NASDAQ: FTEBX) (NASDAQ: FTICX) (NASDAQ: FLICX) Scudder Flag Equity Partners (NASDAQ: FLEPX) (NASDAQ: FEPBX) (NASDAQ: FEPCX) (NASDAQ: FLIPX) Scudder Flag Value Builder (NASDAQ: FLVBX) (NASDAQ: FVBBX) (NASDAQ: FVBCX) (NASDAQ: FLIVX) Scudder Global (NASDAQ: SGQAX) (NASDAQ: ACOBX) (NASDAQ: SGQBX) (NASDAQ: SGQCX) (NASDAQ: SGQRX) (NASDAQ: SCOBX) Scudder Global Bond (NASDAQ: SZGAX) (NASDAQ: SGBDX) (NASDAQ: SZGBX) (NASDAQ: SZGCX) (NASDAQ: SSTGX) Scudder Global Discovery (NASDAQ: KGDAX) (NASDAQ: SGDPX) (NASDAQ: KGDBX) (NASDAQ: KGDCX) (NASDAQ: SGSCX) Scudder GNMA (NASDAQ: AGNMX) (NASDAQ: SGINX) Scudder Gold & Precious Metals (NASDAQ: SGDAX) (NASDAQ: SGLDX) (NASDAQ: SGDBX) (NASDAQ: SGDCX) (NASDAQ: SCGDX) Scudder Greater Europe (NASDAQ: SERAX) (NASDAQ: SGEGX) (NASDAQ: SERBX) (NASDAQ: SERCX) (NASDAQ: SERNX) (NASDAQ: SCGEX) Scudder Growth & Income (NASDAQ: SUWAX) (NASDAQ: ACDGX) (NASDAQ: SUWBX) (NASDAQ: SUWCX) (NASDAQ: SUWIX) (NASDAQ: SUWRX) (NASDAQ: SCDGX) Scudder Health Care (NASDAQ: SUHAX) (NASDAQ: SHCAX) (NASDAQ: SUHBX) (NASDAQ: SUHCX) (NASDAQ: SUHIX) (NASDAQ: SCHLX) Scudder High Income (NASDAQ: KHYAX) (NASDAQ: KHYBX) (NASDAQ: KHYCX) (NASDAQ: KHYIX) Scudder High Income Plus (NASDAQ: SGHAX) (NASDAQ: SGHTX) (NASDAQ: SGHBX) (NASDAQ: SGHCX) (NASDAQ: MGHYX) (NASDAQ: MGHVX) (NASDAQ: MGHPX) (NASDAQ: SGHSX) Scudder High-Yield Tax-Free (NASDAQ: NOTAX) (NASDAQ: SHYFX) (NASDAQ: NOTBX) (NASDAQ: NOTCX) (NASDAQ: NOTIX) (NASDAQ: SHYTX) Scudder Income (NASDAQ: SZIAX) (NASDAQ: AINCX) (NASDAQ: SZIBX) (NASDAQ: SZICX) (NASDAQ: SZIIX) (NASDAQ: SCSBX) Scudder Inflation Protected Plus (NASDAQ: TIPAX) (NASDAQ: TIPTX) (NASDAQ: TIPCX) (NASDAQ: TIPIX) (NASDAQ: TIPSX) Scudder Intermediate Tax/Amt Free (NASDAQ: SZMAX) (NASDAQ: SMTTX) (NASDAQ: SZMBX) (NASDAQ: SZMCX) (NASDAQ: SZMIX) (NASDAQ: SZMVX) (NASDAQ: SCMTX) Scudder International (NASDAQ: SUIAX) (NASDAQ: AINTX) (NASDAQ: SUIBX) (NASDAQ: SUICX) Scudder International Equity (NASDAQ: DBAIX) (NASDAQ: DBBIX) (NASDAQ: DBCIX) (NASDAQ: BEIIX) (NASDAQ: BTEQX) Scudder International (NASDAQ: SUIIX) (NASDAQ: SCINX) Scudder International Sel Eq (NASDAQ: DBISX) (NASDAQ: DBIBX) (NASDAQ: DBICX) (NASDAQ: MGINX) (NASDAQ: MGIVX) (NASDAQ: MGIPX) (NASDAQ: DBITX) (NASDAQ: DBIVX) Scudder Japanese Equity (NASDAQ: FJEAX) (NASDAQ: FJEBX) (NASDAQ: FJECX) (NASDAQ: FJESX) Scudder Large Cap Value (NASDAQ: KDCAX) (NASDAQ: KDCPX) (NASDAQ: KDCBX) (NASDAQ: KDCCX)

(NASDAQ: KDCIX) (NASDAQ: KDCRX) (NASDAQ: KDCSX) Scudder Large Company Growth (NASDAQ: SGGAX) (NASDAQ: SLGRX) (NASDAQ: SGGBX) (NASDAQ: SGGCX) (NASDAQ: SGGIX) (NASDAQ: SCQRX) (NASDAQ: SCQGX) Scudder Latin America (NASDAQ: SLANX) (NASDAQ: SLAMX) (NASDAQ: SLAOX) (NASDAQ: SLAPX) (NASDAQ: SLAFX) Scudder Lifecycle Long Range (NASDAQ: BTAMX) (NASDAQ: BTILX) Scudder Lifecycle Mid Range (NASDAQ: BTLRX) Scudder Lifecycle Short Range (NASDAQ: BTSRX) Scudder Limited-Duration Plus (NASDAQ: PPIAX) (NASDAQ: PPLCX) (NASDAQ: DBPIX) Scudder MA Tax-Free (NASDAQ: SQMAX) (NASDAQ: SMAFX) (NASDAQ: SQMBX) (NASDAQ: SQMCX) (NASDAQ: SCMAX) Scudder Managed Municipal Bonds (NASDAQ: SMLAX) (NASDAQ: AMUBX) (NASDAQ: SMLBX) (NASDAQ: SMLCX) (NASDAQ: SMLIX) (NASDAQ: SCMBX) Scudder Micro Cap (NASDAQ: SMFAX) (NASDAQ: SMFBX) (NASDAQ: SMFCX) (NASDAQ: MGMCX) (NASDAQ: MMFSX) (NASDAQ: SMFSX) Scudder Mid Cap Growth (NASDAQ: SMCAX) (NASDAQ: SMCBX) (NASDAQ: SMCCX) (NASDAQ: BTEAX) (NASDAQ: BTCAX) (NASDAQ: SMCRX) (NASDAQ: SMCSX) Scudder Pacific Opportunities (NASDAQ: SPAOX) (NASDAQ: SPOPX) (NASDAQ: SBPOX) (NASDAQ: SPCCX) (NASDAQ: SCOPX) Scudder Pathway Conservative (NASDAQ: SUCAX) (NASDAQ: APWCX) (NASDAQ: SUCBX) (NASDAQ: SUCCX) (NASDAQ: SCPCX) Scudder Pathway Growth (NASDAQ: SUPAX) (NASDAQ: APWGX) (NASDAQ: SUPBX) (NASDAQ: SUPCX) (NASDAQ: SPGRX) Scudder Pathway Growth Plus (NASDAQ: PLUSX) (NASDAQ: PLSBX) (NASDAQ: PLSCX) (NASDAQ: PPLSX) Scudder Pathway Moderate (NASDAQ: SPDAX) (NASDAQ: SPWBX) (NASDAQ: SPDBX) (NASDAQ: SPDCX) (NASDAQ: SPBAX) Scudder Retirement VI (NASDAQ: KRFFX) Scudder Retirement VII (NASDAQ: KR-FGX) Scudder RREEF Real Estate Sec (NASDAQ: RRRRX) (NASDAQ: RRRAX) (NASDAQ: RRRBX) (NASDAQ: RRRCX) (NASDAQ: RRRSX) (NASDAQ: RRREX) Scudder S&P 500 Index (NASDAQ: SX)PAX) (NASDAQ: ASPIX) (NASDAQ: SXPRB) (NASDAQ: SXPCX) (NASDAQ: SCPIX) Scudder Select 500 (NASDAQ: OUTDX) (NASDAQ: SSLFX) (NASDAQ: OUTBX) (NASDAQ: OUTCX) (NASDAQ: OUTRX) (NASDAQ: SSFFX) Scudder Short Duration (NASDAQ: SDUAX) (NASDAQ: SDUBX) (NASDAQ: SDUCX) (NASDAQ: MGSFX) (NASDAQ: SDUSX) Scudder Short Term Municip-al Bond (NASDAQ: SRMSX) Scudder Short-Term Bond (NASDAQ: SZBAX) (NASDAQ: ASHTX) (NASDAQ: SZBBX) (NASDAQ: SZBCX) (NASDAQ: SCSTX) Scudder Short-Term Muni Bd (NASDAQ: SRMAX) (NASDAQ: SRMBX) (NASDAQ: SRMCX) (NASDAQ: MGSMX) (NASDAQ: MSMSX) Scudder Small Cap Growth (NASDAQ: SSDAX) (NASDAQ: SSDPX) (NASDAQ: SSDBX) (NASDAQ: SSDCX) (NASDAQ: SSDIX) (NASDAQ: BTSCX) (NASDAQ: SSDRX) (NASDAQ: SSDSX) Scudder Small Company Stock (NASDAQ: SZCAX) (NASDAQ: ASCSX) (NASDAQ: SZCBX) (NASDAQ: SZC-CX) (NASDAQ: SSLCX) Scudder Small Company Value (NASDAQ: SAAUX) (NASDAQ: SABUX) (NASDAQ: SACUX) (NASDAQ: SCSUX) Scudder State Tax-Free Income CA (NASDAQ: KCTAX) (NASDAQ: KCTBX) (NASDAQ: KCTCX) (NASDAQ: SDCSX) Scudder State Tax-Free Income NY (NASDAQ: KNTAX) (NASDAQ: KNTBX) (NASDAQ: KNTCX) (NASDAQ: SNWYX) Scudder Strategic Income (NASDAQ: KSTAX) (NASDAQ: KSTBX) (NASDAQ: KSTCX) (NASDAQ: KSTSX) Scudder Target 2010 (NASDAQ: KRFAX) Scudder Target 2011 (NASDAQ: KRFBX) Scudder Target 2012 (NASDAQ: KRFCX) Scudder Target 2013 (NASDAQ: KRFDX) Scudder Target 2014 (NASDAQ: KRFEX) Scudder Tax Adv Dividend (NASDAQ: SDDAX) (NASDAQ: SDDBX) (NASDAQ: SDDCX) (NASDAQ: SDDGX) Scudder Technology (NASDAQ: KTCAX) (NASDAQ: KTCPX) (NASDAQ: KTCBX) (NASDAQ: KTCCX) (NASDAQ: KTCIX) (NASDAQ: KTCSX) Scudder Total Return (NASDAQ: KTRAX) (NASDAQ: KTRPX) (NASDAQ: KTRBX) (NASDAQ: KTRCX) (NASDAQ: KTRIX) (NASDAQ: KTRRX) (NASDAQ: KTRSX) Scudder U.S. Government Securities (NASDAQ: KUSAX) (NASDAQ: KUSBX) (NASDAQ: KUSCX) (NASDAQ: KUSIX) (NASDAQ: KUSMX) Scudder US Bond

Index (NASDAQ: BTUSX)

The Wells Fargo Preferred Funds include mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors , LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and Wells Fargo Mutual Funds.

The H.D. Vest Preferred Funds include mutual funds in the following mutual fund families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, Wells Fargo Funds, American Funds, and Franklin Templeton Investments.

The action is pending in the United States District Court for the Northern District of California against defendant Wells Fargo & Company and certain of its affiliated entities. The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push Wells Fargo Investments and H.D. Vest sales personnel to steer clients into purchasing certain Wells Fargo Funds and Wells Fargo and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to Wells Fargo and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. Wells Fargo Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.
The action also includes a subclass of persons who held any shares of Wells Fargo Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of Wells Fargo, Wells Fargo Funds Management, created further undisclosed material conflicts of interest by entering into revenue sharing agreements with brokers at Wells Fargo Investments and H.D. Vest to push investors into Wells Fargo Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.

The action includes a second subclass of persons who purchased a Wells Fargo Financial Plan that held **Wells Fargo** Funds. The **Wells Fargo** Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.

If you wish to discuss this action or have any questions concerning this notice or your rights or interests with respect to these matters, please contact Tzivia Brody at Stull, Stull & Brody by calling toll-free 1-800-337-4983, or by e-mail at SSBNY@aol.com, or by fax at 212/490-2022, or by writing to Stull, Stull & Brody, 6 East 45th Street, New York, NY 10017. You can also visit our website at www.ssbny.com.

Contact:
Tzivia Brody
Stull, Stull & Brody
toll-free 1-800-337-4983
e-mail at Email Contact
fax 212/490-2022
website www.ssbny.com

---- INDEX REFERENCES ----

COMPANY: FMR CORP; TARGET STORES; WELLS FARGO AND CO; CIA LLC; FIDELITY INVESTMENT SERVICES LTD; FIDELITY ABERDEEN STREET TRUST; PIONEER INVESTMENT MANAGEMENT INC; LAS VEGAS AMERICA CORP; PUTNAM INVESTMENTS; WELLS FARGO AND CO CALIFORNIA; FIDELITY SELECT PORTFOLIOS; TARGET; VAN KAMPEN INVESTMENTS; WELLS FARGO INVESTMENTS LLC; WACHOVIA CORP; JAPAN FUND INC; DELAWARE INVESTMENTS; FIDELITY INVESTMENT; OPPENHEIMER TRANSITION 2010 FUND; FIDELITY INCOME FUND; FIDELITY INVESTMENTS; OPPENHEIMER FUNDS INC; DREYFUS CORP (THE); OPPENHEIMER TRANSITION 2020 FUND; DELAWARE MANAGEMENT HOLDINGS CO INC; ASSET MANAGEMENT; OPPENHEIMER TRANSITION 2030 FUND; EVERGREEN INVESTMENTS; FIDELITY INVESTMENTS INSTITUTIONAL SERVICES CO INC; SCUDDER MUNICIPAL TRUST; MICHIGAN COATING PRODUCTS; MARSH AND MCLENNAN COS INC; FIDELITY FINANCIAL TRUST

NEWS SUBJECT: (Legal (1LE33); Major Corporations (1MA93); Economics & Trade (1EC26); Business Litigation (1BU04); Business Lawsuits & Settlements (1BU19); Financial Markets (1FI87))

INDUSTRY: (Investment Management (1IN34); Personal Financial Planning (1PE18); Banking (1BA20); Financial Services Regulatory (1FI03); Financial Services Products (1FI16); Mutual Funds (1MU87); Securities Investment (1SE57); Financial Services (1FI37))

REGION: (North America (1NO39); New York (1NE72); USA (1US73); Americas (1AM92); California (1CA98))

Language: EN

OTHER INDEXING: (ALLIANCE BERNSTEIN INVESTMENT RESEARCH; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; AMERICA; ASSET MANAGEMENT; BOND INDEX; DELAWARE INVESTMENTS; DISTRIBUTORS INC; DREYFUS SERVICE CORP; EATON VANCE MANAGED INVESTMENTS; EVERGREEN INVESTMENTS; FEDERATED; FIDELITY INVESTMENTS; FULL SERVICE; INVESTMENT; INVESTMENT MANAGEMENT; INVESTMENTS; JOHN HANCOCK FUNDS WELLS FARGO FUNDS; LLC; NASDAQ: ACDGX; NASDAQ: ACGFX; NASDAQ: ACOBX; NASDAQ: AGNMX; NASDAQ: AINCX; NASDAQ: AINTX; NASDAQ: AMUBX; NASDAQ: APWCX; NASDAQ: APWGX; NASDAQ: ASCSX; NASDAQ: ASHTX; NASDAQ: ASPIX; NASDAQ: BEIIX; NASDAQ: BTAEX; NASDAQ: BTAMX; NASDAQ: BTCAX; NASDAQ: BTEAX; NASDAQ: BTEQX; NASDAQ: BTIEX; NASDAQ: BTIIX; NASDAQ: BTILX; NASDAQ: BTLRX; NASDAQ: BTSCX; NASDAQ: BTSRX; NASDAQ: BTUSX; NASDAQ: DBAIX; NASDAQ: DBBIX; NASDAQ: DBCIX; NASDAQ: DBIBX; NASDAQ: DBICX; NASDAQ: DBISX; NASDAQ: DBITX; NASDAQ: DBIVX; NASDAQ: DBPIX; NASDAQ: FEPBX; NASDAQ: FEPCX; NASDAQ: FJEAX; NASDAQ: FJEBX; NASDAQ: FJECX; NASDAQ: FJESX; NASDAQ: FLEPX; NASDAQ: FLICX; NASDAQ: FLIPX; NASDAQ: FLIVX; NASDAQ: FLVBX; NASDAQ: FTEBX; NASDAQ: FTICX; NASDAQ: FVBBX; NASDAQ: FVBCX; NASDAQ: KBCAX; NASDAQ: KBCBX; NASDAQ: KBCCX; NASDAQ: KBCIX; NASDAQ: KBCSX; NASDAQ: KCTAX; NASDAQ: KCTBX; NASDAQ: KCTCX; NASDAQ: KDCAX; NASDAQ: KDCBX; NASDAQ: KDCCX; NASDAQ: KDCIX; NASDAQ: KDCPX; NASDAQ: KDCRX; NASDAQ: KDCSX; NASDAQ: KDFAX; NASDAQ: KDFBX; NASDAQ: KDFCX; NASDAQ: KDHAX; NASDAQ: KDHBX; NASDAQ: KDHCX; NASDAQ: KDHIX; NASDAQ: KDHRX; NASDAQ: KDHSX; NASDAQ: KDSAX; NASDAQ: KDSBX; NASDAQ: KDSCX; NASDAQ: KDSIX; NASDAQ: KDSRX; NASDAQ: KGDAX; NASDAQ: KGDBX; NASDAQ: KGDCX; NASDAQ: KGGAX; NASDAQ: KGGBX; NASDAQ: KGGCX; NASDAQ: KGGIX; NASDAQ: KHYAX; NASDAQ: KHYBX; NASDAQ: KHYCX; NASDAQ: KHYIX; NASDAQ: KNTAX; NASDAQ: KNTBX; NASDAQ: KNTCX; NASDAQ: KRFAX; NASDAQ: KRFBX; NASDAQ: KRFCX; NASDAQ: KRFDX; NASDAQ: KRFEX; NASDAQ: KRFFX; NASDAQ: KRFGX; NASDAQ: KSTAX; NASDAQ: KSTBX; NASDAQ: KSTCX; NASDAQ: KSTSX; NASDAQ: KTCAX; NASDAQ: KTCBX; NASDAQ: KTCCX; NASDAQ: KTCIX; NASDAQ: KTCPX; NASDAQ: KTCSX; NASDAQ: KTRAX; NASDAQ: KTRBX; NASDAQ: KTRCX; NASDAQ: KTRIX; NASDAQ: KTRPX; NASDAQ: KTRRX; NASDAQ: KTRSX; NASDAQ: KUSAX; NASDAQ: KUSBX; NASDAQ: KUSCX; NASDAQ: KUSIX; NASDAQ: KUSMX; NASDAQ: LOPBX; NASDAQ: LOPCX; NASDAQ: LOPEX; NASDAQ: LOPIX; NASDAQ: MFINX; NASDAQ: MFISX; NASDAQ: MGHPX; NASDAQ: MGHVX; NASDAQ: MGHYX; NASDAQ: MGINX; NASDAQ: MGIPX; NASDAQ: MGIVX; NASDAQ: MGMCX; NASDAQ: MGSFX; NASDAQ: MGSMX; NASDAQ: MIDIX; NASDAQ: MIDTX; NASDAQ: MIDVX; NASDAQ: MIDYX; NASDAQ: MIDZX; NASDAQ: MMFSX; NASDAQ: MSMSX; NASDAQ: NOTAX; NASDAQ: NOTBX; NASDAQ: NOTCX; NASDAQ: NOTIX; NASDAQ: OUTBX; NASDAQ: OUTCX; NASDAQ: OUTDX; NASDAQ: OUTRX; NASDAQ: PLSBX; NASDAQ: PLSCX; NASDAQ: PLUSX; NASDAQ: PPIAX; NASDAQ: PPLCX; NASDAQ: PPLSX; NASDAQ: RRRAX; NASDAQ: RRRBX; NASDAQ: RRRCX; NASDAQ: RRREX; NASDAQ: RRRRX; NASDAQ: RRRSX; NASDAQ: SABUX; NASDAQ: SACUX; NASDAQ: SBPOX; NASDAQ: SCDGX; NASDAQ: SCDVX; NASDAQ: SCEMX; NASDAQ: SCGDX; NASDAQ: SCGEX; NASDAQ: SCGSX; NASDAQ: SCHLX; NASDAQ: SCINX; NASDAQ: SCMAX; NASDAQ: SCMBX; NASDAQ: SCMTX; NASDAQ: SCOBX; NASDAQ: SCOPX; NASDAQ: SCPCX; NASDAQ: SCPIX; NASDAQ: SCQGX; NASDAQ: SCQRX; NASDAQ: SCSBX; NASDAQ: SCSTX; NASDAQ: SCSUX; NASDAQ: SDCSX; NASDAQ: SDDAX; NASDAQ: SDDBX; NASDAQ: SDDCX; NASDAQ: SDDGX; NASDAQ: SDGAX; NASDAQ: SDGBX; NASDAQ: SDGCX; NASDAQ: SDGRX; NASDAQ: SDGTX; NASDAQ: SDUAX; NASDAQ: SDUBX; NASDAQ: SDUCX; NASDAQ: SDUSX; NASDAQ: SDVLX; NASDAQ: SEKAX; NASDAQ: SEKBX; NASDAQ: SEKCX; NASDAQ: SEMGX; NASDAQ: SEMKX; NASDAQ: SEMMX; NASDAQ: SERAX; NASDAQ: SERBX; NASDAQ: SERCX;

NASDAQ: SERNX; NASDAQ: SFXAX; NASDAQ: SFXBX; NASDAQ: SFXCX; NASDAQ: SFXRX; NASDAQ: SFXSX; NASDAQ: SGBDX; NASDAQ: SGDAX; NASDAQ: SGDBX; NASDAQ: SGDCX; NASDAQ: SGDPX; NASDAQ: SGEGX; NASDAQ: SGGAX; NASDAQ: SGGBX; NASDAQ: SGGCX; NASDAQ: SGGIX; NASDAQ: SGHBX; NASDAQ: SGHCX; NASDAQ: SGHSX; NASDAQ: SGHTX; NASDAQ: SGINX; NASDAQ: SGLDX; NASDAQ: SGQAX; NASDAQ: SGQBX; NASDAQ: SGQCX; NASDAQ: SGQRX; NASDAQ: SGSCX; NASDAQ: SHCAX; NASDAQ: SHYFX; NASDAQ: SHYTX; NASDAQ: SKBRX; NASDAQ: SKCRX; NASDAQ: SKIRX; NASDAQ: SKNRX; NASDAQ: SKSRX; NASDAQ: SLAFX; NASDAQ: SLAMX; NASDAQ: SLANX; NASDAQ: SLAOX; NASDAQ: SLAPX; NASDAQ: SLGRX; NASDAQ: SMAFX; NASDAQ: SMCAX; NASDAQ: SMCBX; NASDAQ: SMCCX; NASDAQ: SMCRX; NASDAQ: SMCSX; NASDAQ: SMFAX; NASDAQ: SMFBX; NASDAQ: SMFCX; NASDAQ: SMFSX; NASDAQ: SMLAX; NASDAQ: SMLBX; NASDAQ: SMLCX; NASDAQ: SMLIX; NASDAQ: SMTTX; NASDAQ: SNWYX; NASDAQ: SPAOX; NASDAQ: SPBAX; NASDAQ: SPCCX; NASDAQ: SPDAX; NASDAQ: SPDBX; NASDAQ: SPDCX; NASDAQ: SPGRX; NASDAQ: SPOPX; NASDAQ: SPWBX; NASDAQ: SQMAX; NASDAQ: SQMBX; NASDAQ: SQMCX; NASDAQ: SRMAX; NASDAQ: SRMBX; NASDAQ: SRMCX; NASDAQ: SRMSX; NASDAQ: SSDAX; NASDAQ: SSDBX; NASDAQ: SSDCX; NASDAQ: SSDIX; NASDAQ: SSDPX; NASDAQ: SSDRX; NASDAQ: SSDSX; NASDAQ: SSFFX; NASDAQ: SSLCX; NASDAQ: SSLFX; NASDAQ: SSTGX; NASDAQ: SUCAX; NASDAQ: SUCBX; NASDAQ: SUCCX; NASDAQ: SUHAX; NASDAQ: SUHBX; NASDAQ: SUHCX; NASDAQ: SUHIX; NASDAQ: SUIAX; NASDAQ: SUIBX; NASDAQ: SUICX; NASDAQ: SUIIX; NASDAQ: SUPAX; NASDAQ: SUPBX; NASDAQ: SUPCX; NASDAQ: SUWAX; NASDAQ: SUWBX; NASDAQ: SUWCX; NASDAQ: SUWIX; NASDAQ: SUWRX; NASDAQ: SX; NASDAQ: SXPCX; NASDAQ: SXPRB; NASDAQ: SZBAX; NASDAQ: SZBBX; NASDAQ: SZBCX; NASDAQ: SZCAX; NASDAQ: SZCBX; NASDAQ: SZCCX; NASDAQ: SZEAX; NASDAQ: SZEBX; NASDAQ: SZECX; NASDAQ: SZGAX; NASDAQ: SZGBX; NASDAQ: SZGCX; NASDAQ: SZIAX; NASDAQ: SZIBX; NASDAQ: SZICX; NASDAQ: SZIIX; NASDAQ: SZMAX; NASDAQ: SZMBX; NASDAQ: SZMCX; NASDAQ: SZMIX; NASDAQ: SZMVX; NASDAQ: TIPAX; NASDAQ: TIPCX; NASDAQ: TIPIX; NASDAQ: TIPSX; NASDAQ: TIPTX; NASDAQ: TISHX; NYSE: WFC; OPPENHEIMER FUNDS INC; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; SAAUX; SCUDDER; SCUDDER AGGRESSIVE GROWTH; SCUDDER BLUE CHIP; SCUDDER CAPITAL GROWTH; SCUDDER COMMODITY SECURITIES; SCUDDER DEVELOPMENT; SCUDDER DREMAN; SCUDDER DREMAN FINANCIAL SERVICES; SCUDDER EMERGING MARKETS; SCUDDER FLAG; SCUDDER FLAG COMMUNICATIONS; SCUDDER FLAG EQUITY PARTNERS; SCUDDER GLOBAL; SCUDDER GLOBAL BOND; SCUDDER GLOBAL DISCOVERY; SCUDDER GNMA; SCUDDER GOLD PRECIOUS METALS; SCUDDER GREATER EUROPE; SCUDDER HEALTH CARE; SCUDDER INCOME; SCUDDER INFLATION; SCUDDER INTL; SCUDDER INTERNATIONAL SEL EQ; SCUDDER INVESTMENTS; SCUDDER LARGE; SCUDDER LATIN; SCUDDER LIFECYCLE LONG RANGE; SCUDDER LIFECYCLE MID RANGE; SCUDDER LIFECYCLE SHORT RANGE; SCUDDER LTD; SCUDDER MA TAX; SCUDDER MANAGED MUNICIPAL BONDS; SCUDDER MICRO CAP; SCUDDER MID CAP GROWTH; SCUDDER PACIFIC OPPORTUNITIES; SCUDDER PATHWAY; SCUDDER PATHWAY CONSERVATIVE; SCUDDER PATHWAY GROWTH; SCUDDER PATHWAY MODERATE; SCUDDER RETIREMENT; SCUDDER RREEF; SCUDDER SELECT 500; SCUDDER SHORT DURATION; SCUDDER SMALL; SCUDDER SMALL CAP GROWTH; SCUDDER STATE; SCUDDER TAX ADV DIVIDEND; SCUDDER TECHNOLOGY; SCUDDER TOTAL RETURN; SGHAX; STULL; STULL BRODY; STULL BRODY ANNOUNCES CLASS ACTION AGAINST; TARGET; TEMPLETON INVESTMENTS; TZIVIA BRODY STULL; VAN KAMPEN INVESTMENTS; VAN KAMPEN INVESTMENTS AIM; VEST INVESTMENT SERVICES LLC; WELLS FARGO; WELLS FARGO CO; WELLS FARGO FINANCIAL; WELLS FARGO FUNDS; WELLS FARGO INVESTMENTS; WELLS FARGO INVESTMENTS LLC; WELLS FARGO MUTUAL FUNDS; WELLS FARGO PREFERRED FUNDS; WELLS FARGO WELLS FARGO FUNDS MANAGEMENT) (Email Contact; Estate Sec; Franklin Templeton Investments.;

Funds; Funds Distributors; H.D. Vest; Lincoln; Preferred Funds; Shelf-Space Funds; Unbeknownst) (NEW YORK, NY) (NEW YORK, NY)
KEYWORDS: (Class Action); (Professional Services:Legal)

TICKER SYMBOL: ACDGX:NASDAQ; ACGFX:NASDAQ; ACOBX:NASDAQ; AGNMX:NASDAQ; AINCX:NASDAQ; AINTX:NASDAQ; AMUBX:NASDAQ; APWCX:NASDAQ; APWGX:NASDAQ; ASCSX:NASDAQ; ASHTX:NASDAQ; ASPIX:NASDAQ; BEIIX:NASDAQ; BTAEX:NASDAQ; BTAMX:NASDAQ; BTCAX:NASDAQ; BTEAX:NASDAQ; BTEQX:NASDAQ; BTIEX:NASDAQ; BTIIX:NASDAQ; BTILX:NASDAQ; BTLRX:NASDAQ; BTSCX:NASDAQ; BTSRX:NASDAQ; BTUSX:NASDAQ; DBAIX:NASDAQ; DBBIX:NASDAQ; DBCIX:NASDAQ; DBIBX:NASDAQ; DBICX:NASDAQ; DBISX:NASDAQ; DBITX:NASDAQ; DBIVX:NASDAQ; DBPIX:NASDAQ; FEPBX:NASDAQ; FEPCX:NASDAQ; FJEAX:NASDAQ; FJEBX:NASDAQ; FJECX:NASDAQ; FJESX:NASDAQ; FLEPX:NASDAQ; FLICX:NASDAQ; FLIPX:NASDAQ; FLIVX:NASDAQ; FLVBX:NASDAQ; FTEBX:NASDAQ; FTICX:NASDAQ; FVBBX:NASDAQ; FVBCX:NASDAQ; KBCAX:NASDAQ; KBCBX:NASDAQ; KBCCX:NASDAQ; KBCIX:NASDAQ; KBCSX:NASDAQ; KCTAX:NASDAQ; KCTBX:NASDAQ; KCTCX:NASDAQ; KDCAX:NASDAQ; KDCBX:NASDAQ; KDCCX:NASDAQ; KDCIX:NASDAQ; KDCPX:NASDAQ; KDCRX:NASDAQ; KDCSX:NASDAQ; KDFAX:NASDAQ; KDFBX:NASDAQ; KDFCX:NASDAQ; KDHAX:NASDAQ; KDHBX:NASDAQ; KDHCX:NASDAQ; KDHIX:NASDAQ; KDHRX:NASDAQ; KDHSX:NASDAQ; KDSAX:NASDAQ; KDSBX:NASDAQ; KDSCX:NASDAQ; KDSIX:NASDAQ; KDSRX:NASDAQ; KGDAX:NASDAQ; KGDBX:NASDAQ; KGDCX:NASDAQ; KGGAX:NASDAQ; KGGBX:NASDAQ; KGGCX:NASDAQ; KGGIX:NASDAQ; KHYAX:NASDAQ; KHYBX:NASDAQ; KHYCX:NASDAQ; KHYIX:NASDAQ; KNTAX:NASDAQ; KNTBX:NASDAQ; KNTCX:NASDAQ; KRFAX:NASDAQ; KRFBX:NASDAQ; KRFCX:NASDAQ; KRFDX:NASDAQ; KRFEX:NASDAQ; KRFFX:NASDAQ; KRFGX:NASDAQ; KSTAX:NASDAQ; KSTBX:NASDAQ; KSTCX:NASDAQ; KSTSX:NASDAQ; KTCAX:NASDAQ; KTCBX:NASDAQ; KTCCX:NASDAQ; KTCIX:NASDAQ; KTCPX:NASDAQ; KTCSX:NASDAQ; KTRAX:NASDAQ; KTRBX:NASDAQ; KTRCX:NASDAQ; KTRIX:NASDAQ; KTRPX:NASDAQ; KTRRX:NASDAQ; KTRSX:NASDAQ; KUSAX:NASDAQ; KUSBX:NASDAQ; KUSCX:NASDAQ; KUSIX:NASDAQ; KUSMX:NASDAQ; LOPBX:NASDAQ; LOPCX:NASDAQ; LOPEX:NASDAQ; LOPIX:NASDAQ; MFINX:NASDAQ; MFISX:NASDAQ; MGHPX:NASDAQ; MGHVX:NASDAQ; MGHYX:NASDAQ; MGINX:NASDAQ; MGIPX:NASDAQ; MGIVX:NASDAQ; MGMCX:NASDAQ; MGSFX:NASDAQ; MGSMX:NASDAQ; MIDIX:NASDAQ; MIDTX:NASDAQ; MIDVX:NASDAQ; MIDYX:NASDAQ; MIDZX:NASDAQ; MMFSX:NASDAQ; MSMSX:NASDAQ; NOTAX:NASDAQ; NOTBX:NASDAQ; NOTCX:NASDAQ; NOTIX:NASDAQ; OUTBX:NASDAQ; OUTCX:NASDAQ; OUTDX:NASDAQ; OUTRX:NASDAQ; PLSBX:NASDAQ; PLSCX:NASDAQ; PLUSX:NASDAQ; PPIAX:NASDAQ; PPLCX:NASDAQ; PPLSX:NASDAQ; RRRAX:NASDAQ; RRRBX:NASDAQ; RRRCX:NASDAQ; RRREX:NASDAQ; RRRRX:NASDAQ; RRRSX:NASDAQ; SAAUX:NASDAQ; SABUX:NASDAQ; SACUX:NASDAQ; SBPOX:NASDAQ; SCDGX:NASDAQ; SCDVX:NASDAQ; SCEMX:NASDAQ; SCGDX:NASDAQ; SCGEX:NASDAQ; SCGSX:NASDAQ; SCHLX:NASDAQ; SCINX:NASDAQ; SCMAX:NASDAQ; SCMBX:NASDAQ; SCMTX:NASDAQ; SCOBX:NASDAQ; SCOPX:NASDAQ; SCPCX:NASDAQ; SCPIX:NASDAQ; SCQGX:NASDAQ; SCQRX:NASDAQ; SCSBX:NASDAQ; SCSTX:NASDAQ; SCSUX:NASDAQ; SDCSX:NASDAQ; SDDAX:NASDAQ; SDDBX:NASDAQ; SDDCX:NASDAQ; SDDGX:NASDAQ; SDGAX:NASDAQ; SDGBX:NASDAQ; SDGCX:NASDAQ; SDGRX:NASDAQ; SDGTX:NASDAQ; SDUAX:NASDAQ; SDUBX:NASDAQ; SDUCX:NASDAQ; SDUSX:NASDAQ; SDVLX:NASDAQ; SEKAX:NASDAQ; SEKBX:NASDAQ; SEKCX:NASDAQ; SEMGX:NASDAQ; SEMKX:NASDAQ; SEMMX:NASDAQ; SERAX:NASDAQ; SERBX:NASDAQ; SERCX:NASDAQ; SERNX:NASDAQ; SFXAX:NASDAQ; SFXBX:NASDAQ; SFXCX:NASDAQ; SFXRX:NASDAQ; SFXSX:NASDAQ; SGBDX:NASDAQ; SG-

DAX:NASDAQ; SGDBX:NASDAQ; SGDCX:NASDAQ; SGDPX:NASDAQ; SGEGX:NASDAQ; SGGAX:NASDAQ; SGGBX:NASDAQ; SGGCX:NASDAQ; SGGIX:NASDAQ; SGHAX:NASDAQ; SGHBX:NASDAQ; SGH-CX:NASDAQ; SGHSX:NASDAQ; SGHTX:NASDAQ; SGINX:NASDAQ; SGLDX:NASDAQ; SGQAX:NASDAQ; SGQBX:NASDAQ; SGQCX:NASDAQ; SGQRX:NASDAQ; SGSCX:NASDAQ; SHCAX:NASDAQ; SHY-FX:NASDAQ; SHYTX:NASDAQ; SKBRX:NASDAQ; SKCRX:NASDAQ; SKIRX:NASDAQ; SKNRX:NASDAQ; SKSRX:NASDAQ; SLAFX:NASDAQ; SLAMX:NASDAQ; SLANX:NASDAQ; SLAOX:NASDAQ; SLAPX:NASDAQ; SLGRX:NASDAQ; SMAFX:NASDAQ; SMCAX:NASDAQ; SMCBX:NASDAQ; SMC-CX:NASDAQ; SMCRX:NASDAQ; SMCSX:NASDAQ; SMFAX:NASDAQ; SMFBX:NASDAQ; SMFCX:NASDAQ; SMFSX:NASDAQ; SMLAX:NASDAQ; SMLBX:NASDAQ; SMLCX:NASDAQ; SMLIX:NASDAQ; SMT-TX:NASDAQ; SNWYX:NASDAQ; SPAOX:NASDAQ; SPBAX:NASDAQ; SPCCX:NASDAQ; SPDAX:NASDAQ; SPDBX:NASDAQ; SPDCX:NASDAQ; SPGRX:NASDAQ; SPOPX:NASDAQ; SPWBX:NASDAQ; SQMAX:NASDAQ; SQMBX:NASDAQ; SQMCX:NASDAQ; SRMAX:NASDAQ; SRMBX:NASDAQ; SRM-CX:NASDAQ; SRMSX:NASDAQ; SSDAX:NASDAQ; SSDBX:NASDAQ; SSDCX:NASDAQ; SSDIX:NASDAQ; SSDPX:NASDAQ; SSDRX:NASDAQ; SSDSX:NASDAQ; SSFFX:NASDAQ; SSLCX:NASDAQ; SSLFX:NASDAQ; SSTGX:NASDAQ; SUCAX:NASDAQ; SUCBX:NASDAQ; SUCCX:NASDAQ; SUHAX:NASDAQ; SUHBX:NASDAQ; SUHCX:NASDAQ; SUHIX:NASDAQ; SUIAX:NASDAQ; SUIBX:NASDAQ; SUICX:NASDAQ; SUIIX:NASDAQ; SUPAX:NASDAQ; SUPBX:NASDAQ; SUP-CX:NASDAQ; SUWAX:NASDAQ; SUWBX:NASDAQ; SUWCX:NASDAQ; SUWIX:NASDAQ; SUWRX:NASDAQ; SX:NASDAQ; SXPCX:NASDAQ; SXPRB:NASDAQ; SZBAX:NASDAQ; SZBBX:NASDAQ; SZBCX:NASDAQ; SZCAX:NASDAQ; SZCBX:NASDAQ; SZCCX:NASDAQ; SZEAX:NASDAQ; SZEBX:NASDAQ; SZECX:NASDAQ; SZGAX:NASDAQ; SZGBX:NASDAQ; SZGCX:NASDAQ; SZIAX:NASDAQ; SZ-IBX:NASDAQ; SZICX:NASDAQ; SZIIX:NASDAQ; SZMAX:NASDAQ; SZMBX:NASDAQ; SZMCX:NASDAQ; SZMIX:NASDAQ; SZMVX:NASDAQ; TIPAX:NASDAQ; TIPCX:NASDAQ; TIPIX:NASDAQ; TIPSX:NASDAQ; TIPTX:NASDAQ; TISHX:NASDAQ; WFC:NYSE

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12/13/05 INTERNETWIRE 00:00:00
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12/14/05 Internet Wire 00:00:00

Market Wire
Copyright 2005 Market Wire, Incorporated

December 14, 2005

Stull, Stull & Brody Announces Class Action Against **Wells Fargo** & Company on Behalf of Those Who Purchased Franklin Templeton Mutual Funds From **Wells Fargo**

NEW YORK, NY 12/14/05 NEW YORK, NY, 12/14/05 / MARKET WIRE/ -- Notice is hereby given that a class action lawsuit was filed on November 4, 2005 in the United States District Court for the **Northern District** of California against **Wells Fargo** & Company (NYSE: WFC) and certain of its affiliates, on behalf of those who purchased Franklin Templeton mutual funds from **Wells Fargo** Investments, LLC (" **Wells Fargo** Investments") or H.D. Vest Investment Services, LLC ("H.D. Vest") during the period between June 30, 2000 and June 8, 2005, inclusive (the "Class Period").

If you purchased Franklin Templeton mutual funds, **Wells Fargo** mutual funds, or any funds participating in the **Wells Fargo** and H.D. Vest **revenue sharing** programs (" **Wells Fargo** Preferred Funds" and "H.D. Vest Preferred Funds," as defined below) through a **Wells Fargo** Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class member's claim is typical of the claims of other class members, and that the class member will adequately represent the class. Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Stull, Stull & Brody, or other counsel of your choice, to serve as your counsel in this action. Stull, Stull & Brody has litigated many class actions for violations of securities laws in federal courts over the past 30 years and has obtained court approval of substantial settlements on numerous occasions. Stull, Stull & Brody maintains offices in both New York and Los Angeles. The Franklin Templeton mutual funds and their respective symbols are as follows:

Franklin AGE High Income Fund (NASDAQ: AGEFX) (NASDAQ: FAHAX) (NASDAQ: FHIBX) (NASDAQ: FRAIX) (NASDAQ: FAHRX) Franklin Adjustable U.S. Government Securities Fund (NASDAQ: FISAX) (NASDAQ: FCSCX) Franklin Aggressive Growth Fund (NASDAQ: FGRAX) (NASDAQ: FRAAX) (NASDAQ: FKABX) (NASDAQ: FKACX) (NASDAQ: FKARX) Franklin

Alabama Tax-Free Income Fund (NASDAQ: FRALX) (NASDAQ: FALEX) Franklin Arizona Tax-Free Income Fund (NASDAQ: FTAZX) (NASDAQ: FBAZX) (NASDAQ: FAZIX) Franklin Balance Sheet Investment Fund (NASDAQ: FRBSX) (NASDAQ: FBSAX) (NASDAQ: FBSBX) (NASDAQ: FCBSX) (NASDAQ: FBSRX) Franklin Biotechnology Discovery Fund (NASDAQ: FBDIX) Franklin Blue Chip Fund (NASDAQ: FKBCX) (NASDAQ: FKBBX) (NASDAQ: FBCCX) (NASDAQ: FBCRX) Franklin California High Yield Municipal Fund (NASDAQ: FCAMX) (NASDAQ: FB-CAX) (NASDAQ: FCAHX) Franklin California Insured Tax-Free Income Fund (NASDAQ: FRCIX) (NASDAQ: FRCBX) (NASDAQ: FRCAX) Franklin California Intermediate-Term Tax-Free Income Fund (NASDAQ: FKCIX) Franklin California Limited Term Tax-Free Income Fund Franklin California Tax-Exempt Money Fund (NASDAQ: FCLXX) Franklin California Tax-Free Income Fund (NASDAQ: FKTFX) (NASDAQ: FCAVX) (NASDAQ: FCABX) (NASDAQ: FRCTX) Franklin Capital Growth Fund (NASDAQ: FKREX) (NASDAQ: FEACX) (NASDAQ: FKEQX) (NASDAQ: FREQX) (NASDAQ: FKIRX) Franklin Colorado Tax-Free Income Fund (NASDAQ: FRCOX) (NASDAQ: FCOIX) Franklin Connecticut Tax-Free Income Fund (NASDAQ: FXCTX) (NASDAQ: FCTIX) Franklin Convertible Securities Fund (NASDAQ: FISCX) (NASDAQ: FROTX) Franklin Double Tax-Free Income Fund (NASDAQ: FPRTX) (NASDAQ: FPRIX) Franklin DynaTech Fund (NASDAQ: FKDNX) (NASDAQ: FDNBX) (NASDAQ: FDYNX) Franklin Equity Income Fund (NASDAQ: FISEX) (NASDAQ: FBEIX) (NASDAQ: FRETX) (NASDAQ: FREIX) Franklin Federal Intermediate-Term Tax-Free Income Fund (NASDAQ: FKITX) Franklin Federal Limited Term Tax-Free Income Fund (NASDAQ: FFTFX) Franklin Federal Money Fund (NASDAQ: FMNXX) Franklin Federal Tax-Free Income Fund (NASDAQ: FKTIX) (NASDAQ: FAFTX) (NASDAQ: FFTBX) (NASDAQ: FRFTX) Franklin Flex Cap Growth Fund (NASDAQ: FKCGX) (NASDAQ: FKCBX) (NASDAQ: FCIIX) (NASDAQ: FRCGX) Franklin Floating Rate Daily Access Fund (NASDAQ: FAFRX) (NASDAQ: FBFRX) (NASDAQ: FCFRX) Franklin Floating Rate Trust (NASDAQ: XFFLX) Franklin Florida Insured Tax-Free Income Fund (NASDAQ: FFLTX) Franklin Florida Tax-Free Income Fund (NASDAQ: FRFLX) (NASDAQ: FRFBX) (NASDAQ: FRFIX) Franklin Georgia Tax-Free Income Fund (NASDAQ: FT-GAX) (NASDAQ: FGAIX) Franklin Global Aggressive Growth Fund Franklin Global Communications Fund (NASDAQ: FRGUX) Franklin Global Growth Fund Franklin Global Health Care Fund (NASDAQ: FKGHX) (NASDAQ: FGHBX) (NASDAQ: FGIIX) Franklin Gold and Precious Metals Fund (NASDAQ: FKRCX) (NASDAQ: FGADX) (NASDAQ: FAGPX) (NASDAQ: FRGOX) Franklin Growth Fund (NASDAQ: FKGRX) (NASDAQ: FCGAX) (NASDAQ: FKGBX) (NASDAQ: FRGSX) (NASDAQ: FGSRX) Franklin High Yield Tax-Free Income Fund (NASDAQ: FRHIX) (NASDAQ: FYIBX) (NASDAQ: FHYIX) Franklin Income Fund (NASDAQ: FKINX) (NASDAQ: FRI-AX) (NASDAQ: FBICX) (NASDAQ: FICBX) (NASDAQ: FCISX) (NASDAQ: FISRX) Franklin Insured Tax-Free Income Fund (NASDAQ: FTFIX) (NASDAQ: FBITX) (NASDAQ: FRITX) Franklin Kentucky Tax-Free Income Fund (NASDAQ: FRKYX) Franklin Large Cap Growth Fund (NASDAQ: FKGAX) (NASDAQ: FRGAX) (NASDAQ: FKGCX) (NASDAQ: FRLGX) Franklin Large Cap Value Fund (NASDAQ: FLVAX) (NASDAQ: FBLCX) (NASDAQ: FLCVX) (NASDAQ: FLCRX) Franklin Louisiana Tax-Free Income Fund (NASDAQ: FKLAX) (NASDAQ: FLAIX) Franklin Maryland Tax-Free Income Fund (NASDAQ: FMDTX) (NASDAQ: FMDIX) Franklin Massachusetts Insured Tax-Free Income Fund (NASDAQ: FMISX) (NASDAQ: FMAIX) Franklin Michigan Insured Tax-Free Income Fund (NASDAQ: FTTMX) (NASDAQ: FBMIX) (NASDAQ: FRMTX) Franklin MicroCap Value Fund (NASDAQ: FRMCX) Franklin Minnesota Insured Tax-Free Income Fund (NASDAQ: FMINX) (NASDAQ: FMNIX) Franklin Missouri Tax-Free Income Fund

(NASDAQ: FRMOX) (NASDAQ: FMOIX) Franklin Money Fund (NASDAQ: FMFXX) Franklin Natural Resources Fund (NASDAQ: FRNRX) (NASDAQ: FNRAX) Franklin New Jersey Tax-Free Income Fund (NASDAQ: FRNJX) (NASDAQ: FNJBX) (NASDAQ: FNIIX) Franklin New York Insured Tax-Free Income Fund (NASDAQ: FRNYX) (NASDAQ: FNYKX) Franklin New York Intermediate-Term Tax-Free Income Fund (NASDAQ: FKNIX) Franklin New York Limited Term Tax-Free Income Fund Franklin New York Tax-Exempt Money Fund (NASDAQ: FRNXX) Franklin New York Tax-Free Income Fund (NASDAQ: FNYTX) (NASDAQ: FNYAX) (NASDAQ: FTFBX) (NASDAQ: FNYIX) Franklin North Carolina Tax-Free Income Fund (NASDAQ: FXNCX) (NASDAQ: FNCIX) Franklin Ohio Insured Tax-Free Income Fund (NASDAQ: FTOIX) (NASDAQ: FBOIX) (NASDAQ: FOITX) Franklin Oregon Tax-Free Income Fund (NASDAQ: FRORX) (NASDAQ: FORIX) Franklin Pennsylvania Tax-Free Income Fund (NASDAQ: FRPAX) (NASDAQ: FBPTX) (NASDAQ: FRPTX) Franklin Real Estate Securities Fund (NASDAQ: FREEX) (NASDAQ: FRLAX) (NASDAQ: FBREX) (NASDAQ: FRRSX) Franklin Rising Dividends Fund (NASDAQ: FRDPX) (NASDAQ: FRDBX) (NASDAQ: FRDTX) (NASDAQ: FRDRX) Franklin Short-Intermediate U.S. Government Securities Fund (NASDAQ: FRGVX) (NASDAQ: FSUAX) Franklin Small Cap Growth Fund II (NASDAQ: FSGRX) (NASDAQ: FSSAX) (NASDAQ: FBSGX) (NASDAQ: FCSGX) (NASDAQ: FSSRX) Franklin Small Cap Value Fund (NASDAQ: FRVLX) (NASDAQ: FVADX) (NASDAQ: FBVAX) (NASDAQ: FRVFX) (NASDAQ: FVFRX) Franklin Small-Mid Cap Growth Fund (NASDAQ: FRSGX) (NASDAQ: FSGAX) (NASDAQ: FBSMX) (NASDAQ: FRSIX) (NASDAQ: FSMRX) Franklin Strategic Income Fund (NASDAQ: FRSTX) (NASDAQ: FKSAX) (NASDAQ: FKSBX) (NASDAQ: FSGCX) (NASDAQ: FKSRX) Franklin Strategic Mortgage Portfolio (NASDAQ: FSMIX) Franklin Tax-Exempt Money Fund (NASDAQ: FTMXX) Franklin Technology Fund (NASDAQ: FTCAX) (NASDAQ: FRTCX) (NASDAQ: FFTCX) (NASDAQ: FTERX) Franklin Templeton Conservative Target Fund (NASDAQ: FTCIX) (NASDAQ: FTCCX) (NASDAQ: FTCRX) Franklin Templeton CoreFolio Allocation Fund (NASDAQ: FTCOX) Franklin Templeton Founding Funds Allocation Fund (NASDAQ: FFALX) (NASDAQ: FFABX) (NASDAQ: FFACX) Franklin Templeton Growth Target Fund (NASDAQ: FGTIX) (NASDAQ: FT-GTX) (NASDAQ: FGTRX) Franklin Templeton Hard Currency Fund (NASDAQ: ICPHX) Franklin Templeton Moderate Target Fund (NASDAQ: FMTIX) (NASDAQ: FTMTX) (NASDAQ: FTMRX) Franklin Templeton Money Fund (NASDAQ: FMBXX) (NASDAQ: FRIXX) (NASDAQ: FMRXX) Franklin Tennessee Municipal Bond Fund (NASDAQ: FRTIX) Franklin Texas Tax-Free Income Fund (NASDAQ: FTXTX) (NASDAQ: FTXIX) Franklin Total Return Fund (NASDAQ: FK-BAX) (NASDAQ: FBDAX) (NASDAQ: FBTLX) (NASDAQ: FCTLX) (NASDAQ: FTRRX) Franklin U.S. Government Securities Fund (NASDAQ: FKUSX) (NASDAQ: FUSAX) (NASDAQ: FUGBX) (NASDAQ: FRUGX) (NASDAQ: FUSRX) Franklin U.S. Long-Short Fund (NASDAQ: FUSLX) Franklin Utilities Fund (NASDAQ: FKUTX) (NASDAQ: FRUAX) (NASDAQ: FRUBX) (NASDAQ: FRUSX) (NASDAQ: FRURX) Franklin Virginia Tax-Free Income Fund (NASDAQ: FRVAX) (NASDAQ: FVAIX) Templeton China World Fund (NASDAQ: TCWAX) (NASDAQ: TACWX) Templeton Developing Markets Trust (NASDAQ: TEDMX) (NASDAQ: TDADX) (NASDAQ: TDMBX) (NASDAQ: TDMTX) (NASDAQ: TDMRX) Templeton Foreign Fund (NASDAQ: TEMFX) (NASDAQ: TFFAX) (NASDAQ: TFRBX) (NASDAQ: TEFTX) (NASDAQ: TEFRX) Templeton Foreign Smaller Companies Fund (NASDAQ: FINEX) (NASDAQ: FTFAX) (NASDAQ: FCFSX) Templeton Global Bond Fund (NASDAQ: TPINX) (NASDAQ: TGBAX) (NASDAQ: TEGBX) Templeton Global Long-Short Fund (NASDAQ: TLSAX) (NASDAQ: TLSBX) Templeton Global Opportunities Trust (NASDAQ: TEGOX) (NASDAQ: TEGPX) Templeton Global Smaller Companies Fund (NASDAQ:

TEMGX) (NASDAQ: TGSAX) (NASDAQ: TESGX) Templeton Growth Fund) (NASDAQ: Inc. (NASDAQ: TEPLX) (NASDAQ: TGADX) (NASDAQ: TMGBX) (NASDAQ: TEGTX) (NASDAQ: TEGRX) Templeton International (Ex EM) Fund (NASDAQ: TEGEX) (NASDAQ: TGEFX) Templeton Latin America Fund (NASDAQ: TELAX) (NASDAQ: TLAAX) (NASDAQ: TLAIX) Templeton Pacific Growth Fund (NASDAQ: FKPGX) (NASDAQ: FPGCX) Templeton World Fund (NASDAQ: TEMWX) (NASDAQ: TWDBX) (NASDAQ: TEWTX) Mutual Beacon Fund (NASDAQ: TEBIX) (NASDAQ: TEBBX) (NASDAQ: TEMEX) (NASDAQ: BEGRX) Mutual Discovery Fund (NASDAQ: TEDIX) (NASDAQ: TEDBX) (NASDAQ: TEDSX) (NASDAQ: TEDRX) (NASDAQ: MDISX) Mutual European Fund (NASDAQ: TEMIX) (NASDAQ: TEUBX) (NASDAQ: TEURX) (NASDAQ: MEURX) Mutual Financial Services Fund (NASDAQ: TFSIX) (NASDAQ: TBFSX) (NASDAQ: TMFSX) (NASDAQ: TEFAX) Mutual Qualified Fund (NASDAQ: TEQIX) (NASDAQ: TEBQX) (NASDAQ: TEMQX) (NASDAQ: MQIFX) Mutual Recovery Fund (NASDAQ: FMRVX) Mutual Shares Fund (NASDAQ: TESIX) (NASDAQ: FMUBX) (NASDAQ: TEMTX) (NASDAQ: TESRX) (NASDAQ: MUTHX)

The **Wells Fargo** Preferred Funds include mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors, LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and **Wells Fargo** Mutual Funds.

The H.D. Vest Preferred Funds include mutual funds in the following mutual fund families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, **Wells Fargo** Funds, American Funds, and Franklin Templeton Investments.

The action is pending in the United States District Court for the **Northern District** of California against defendant **Wells Fargo** & Company and certain of its affiliated entities. The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push **Wells Fargo** Investments and H.D. Vest sales personnel to steer clients into purchasing certain **Wells Fargo** Funds and **Wells Fargo** and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to **Wells Fargo** and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. **Wells Fargo** Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.

The action also includes a subclass of persons who held any shares of **Wells Fargo** Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of **Wells Fargo**, **Wells Fargo** Funds Management, created further undisclosed material conflicts of interest by entering into **revenue sharing** agreements with brokers at **Wells Fargo** Investments and H.D. Vest to push investors into **Wells Fargo** Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.
The action includes a second subclass of persons who purchased a **Wells Fargo** Financial Plan that held **Wells Fargo** Funds. The **Wells Fargo** Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.

If you wish to discuss this action or have any questions concerning this notice or your rights or interests with respect to these matters, please contact Tzivia Brody at Stull, Stull & Brody by calling toll-free 1-800-337-4983, or by e-mail at SSBNY@aol.com, or by fax at 212/490-2022, or by writing to Stull, Stull & Brody, 6 East 45th Street, New York, NY 10017. You can also visit our website at www.ssbny.com.

Contact:
Tzivia Brody
Stull, Stull & Brody
toll-free 1-800-337-4983
e-mail Email Contact
fax 212/490-2022
website www.ssbny.com

---- INDEX REFERENCES ----

COMPANY: FMR CORP; WELLS FARGO AND CO; TEMPLETON LATIN AMERICA INVESTMENT TRUST PLC; TEMPLETON CHINA WORLD FUND; CIA LLC; PIONEER INVESTMENT MANAGEMENT INC; FIDELITY ABERDEEN STREET TRUST; FIDELITY INVESTMENT SERVICES LTD; PUTNAM INVESTMENTS; WELLS FARGO AND CO CALIFORNIA; FIDELITY SELECT PORTFOLIOS; VAN KAMPEN INVESTMENTS; TEMPLETON DEVELOPING MARKETS TRUST; FRANKLIN FLOATING RATE TRUST; FRANKLIN TEMPLETON INVESTMENTS; WELLS FARGO INVESTMENTS LLC; FRANKLIN FLEX CAP GROWTH FUND; FRANKLIN TECHNOLOGY FUND; WACHOVIA CORP; JAPAN FUND INC; DELAWARE INVESTMENTS; FIDELITY INVESTMENT; OPPENHEIMER TRANSITION 2010 FUND; FRANKLIN CAPITAL GROWTH FUND; FIDELITY INCOME FUND; OPPENHEIMER FUNDS INC; FIDELITY INVESTMENTS; DREYFUS CORP (THE); OPPENHEIMER TRANSITION 2020 FUND; FRANKLIN FEDERAL MONEY FUND; TEMPLETON GLOBAL SMALLER COMPANIES FUND; DELAWARE MANAGEMENT HOLDINGS CO INC; AS-

SET MANAGEMENT; OPPENHEIMER TRANSITION 2030 FUND; EVERGREEN INVESTMENTS; FRANKLIN STRATEGIC MORTGAGE PORTFOLIO; TEMPLETON GLOBAL OPPORTUNITIES TRUST; TEMPLETON GLOBAL BOND FUND; TEMPLETON GLOBAL GROWTH FUND LTD; FRANKLIN TAX EXEMPT MONEY FUND; TEMPLETON FUNDS; FIDELITY INVESTMENTS INSTITUTIONAL SERVICES CO INC; E AND M; FRANKLIN MONEY FUND; MICHIGAN COATING PRODUCTS; MARSH AND MCLENNAN COS INC; MUTUAL DISCOVERY FUND; FIDELITY FINANCIAL TRUST

NEWS SUBJECT: (Legal (1LE33); Major Corporations (1MA93); Economics & Trade (1EC26); Business Litigation (1BU04); Government (1GO80); Business Lawsuits & Settlements (1BU19))

INDUSTRY: (Investment Management (1IN34); Personal Financial Planning (1PE18); Banking (1BA20); Financial Services Regulatory (1FI03); Financial Services Products (1FI16); Mutual Funds (1MU87); Securities Investment (1SE57); Financial Services (1FI37))

REGION: (North America (1NO39); New York (1NE72); USA (1US73); Americas (1AM92); California (1CA98); Florida (1FL79))

Language: EN

OTHER INDEXING: (ALLIANCE BERNSTEIN INVESTMENT RESEARCH; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; AMERICA FUND; ASSET MANAGEMENT; DELAWARE INVESTMENTS; DISTRIBUTORS INC; DREYFUS SERVICE CORP; EATON VANCE MANAGED INVESTMENTS; EM; EVERGREEN INVESTMENTS; FEDERATED; FIDELITY INVESTMENTS; FISEX; FRANKLIN ADJUSTABLE U S GOVERNMENT SECURITIES FUND; FRANKLIN AGGRESSIVE GROWTH FUND; FRANKLIN ARIZONA TAX; FRANKLIN BIOTECHNOLOGY DISCOVERY FUND; FRANKLIN BLUE CHIP FUND; FRANKLIN CALIFORNIA; FRANKLIN CALIFORNIA HIGH YIELD MUNICIPAL FUND; FRANKLIN CALIFORNIA LTD; FRANKLIN CALIFORNIA TAX; FRANKLIN CAPITAL GROWTH FUND; FRANKLIN CONVERTIBLE SECURITIES FUND; FRANKLIN DYNATECH FUND; FRANKLIN FEDERAL LIMITED TERM; FRANKLIN FEDERAL MONEY FUND; FRANKLIN FLEX CAP GROWTH FUND; FRANKLIN FLOATING RATE TRUST; FRANKLIN FLORIDA INSURED; FRANKLIN FLORIDA TAX; FRANKLIN GEORGIA TAX; FRANKLIN GLOBAL AGGRESSIVE; FRANKLIN GLOBAL COMMUNICATIONS FUND; FRANKLIN GLOBAL GROWTH; FRANKLIN GLOBAL HEALTH CARE FUND; FRANKLIN GROWTH FUND; FRANKLIN INCOME FUND; FRANKLIN LARGE CAP; FRANKLIN LARGE CAP GROWTH FUND; FRANKLIN MICHIGAN INSURED; FRANKLIN MICROCAP; FRANKLIN MINNESOTA INSURED; FRANKLIN MONEY FUND; FRANKLIN NATURAL RESOURCES FUND; FRANKLIN NEW YORK INSURED TAX; FRANKLIN NEW YORK LIMITED TERM TAX; FRANKLIN OHIO INSURED; FRANKLIN REAL ESTATE SECURITIES FUND; FRANKLIN RISING DIVIDENDS FUND; FRANKLIN SHORT; FRANKLIN SMALL MID CAP GROWTH FUND; FRANKLIN SMALL CAP; FRANKLIN STRATEGIC MORTGAGE PORTFOLIO; FRANKLIN TAX EXEMPT MONEY FUND; FRANKLIN TECHNOLOGY FUND; FRANKLIN TEMPLETON COREFOLIO ALLOCATION FUND; FRANKLIN TEMPLETON INVESTMENTS; FRANKLIN TEMPLETON MONEY FUND; FRANKLIN TENNESSEE MUNICIPAL BOND FUND; FRANKLIN TOTAL RETURN FUND; FRANKLIN UTILITIES FUND; FULL SERVICE; FUND; FUND (NASDAQ; INVESTMENT; INVESTMENT MANAGEMENT; INVESTMENTS; JOHN HANCOCK FUNDS WELLS FARGO FUNDS; LLC; MUTUAL BEACON FUND; MUTUAL DISCOVERY FUND; MUTUAL EUROPEAN FUND; MUTUAL FINANCIAL SERVICES FUND; MUTUAL QUALIFIED FUND; MUTUAL RECOVERY FUND;

MUTUAL SHARES FUND; NASDAQ: AGEFX; NASDAQ: BEGRX; NASDAQ: FAFRX; NASDAQ: FAFTX; NASDAQ: FAGPX; NASDAQ: FAHAX; NASDAQ: FAHRX; NASDAQ: FALEX; NASDAQ: FAZIX; NASDAQ: FBAZX; NASDAQ: FBCAX; NASDAQ: FBCCX; NASDAQ: FBCRX; NASDAQ: FBDAX; NASDAQ: FBDIX; NASDAQ: FBEIX; NASDAQ: FBFRX; NASDAQ: FBICX; NASDAQ: FBITX; NASDAQ: FBLCX; NASDAQ: FBMIX; NASDAQ: FBOIX; NASDAQ: FBPTX; NASDAQ: FBREX; NASDAQ: FBSAX; NASDAQ: FBSBX; NASDAQ: FBSGX; NASDAQ: FBSMX; NASDAQ: FBSRX; NASDAQ: FBTLX; NASDAQ: FBVAX; NASDAQ: FCABX; NASDAQ: FCAHX; NASDAQ: FCAMX; NASDAQ: FCAVX; NASDAQ: FCBSX; NASDAQ: FCFRX; NASDAQ: FCFSX; NASDAQ: FCGAX; NASDAQ: FCIIX; NASDAQ: FCISX; NASDAQ: FCLXX; NASDAQ: FCOIX; NASDAQ: FCSCX; NASDAQ: FCSGX; NASDAQ: FCTIX; NASDAQ: FCTLX; NASDAQ: FDNBX; NASDAQ: FDYNX; NASDAQ: FEACX; NASDAQ: FFABX; NASDAQ: FFACX; NASDAQ: FFALX; NASDAQ: FFLTX; NASDAQ: FFTBX; NASDAQ: FFTCX; NASDAQ: FFTFX; NASDAQ: FGADX; NASDAQ: FGAIX; NASDAQ: FGHBX; NASDAQ: FGIIX; NASDAQ: FGRAX; NASDAQ: FGSRX; NASDAQ: FGTIX; NASDAQ: FGTRX; NASDAQ: FHIBX; NASDAQ: FHYIX; NASDAQ: FICBX; NASDAQ: FINEX; NASDAQ: FISAX; NASDAQ: FISCX; NASDAQ: FISRX; NASDAQ: FKABX; NASDAQ: FKACX; NASDAQ: FKARX; NASDAQ: FKBAX; NASDAQ: FKBBX; NASDAQ: FKBCX; NASDAQ: FKCBX; NASDAQ: FKCGX; NASDAQ: FKCIX; NASDAQ: FKDNX; NASDAQ: FKEQX; NASDAQ: FKGAX; NASDAQ: FKGBX; NASDAQ: FKGCX; NASDAQ: FKGHX; NASDAQ: FKGRX; NASDAQ: FKINX; NASDAQ: FKIRX; NASDAQ: FKITX; NASDAQ: FKLAX; NASDAQ: FKNIX; NASDAQ: FKPGX; NASDAQ: FKRCX; NASDAQ: FKREX; NASDAQ: FKSAX; NASDAQ: FKSBX; NASDAQ: FKSRX; NASDAQ: FKTFX; NASDAQ: FKTIX; NASDAQ: FKUSX; NASDAQ: FKUTX; NASDAQ: FLAIX; NASDAQ: FLCRX; NASDAQ: FLCVX; NASDAQ: FLVAX; NASDAQ: FMAIX; NASDAQ: FMBXX; NASDAQ: FMDIX; NASDAQ: FMDTX; NASDAQ: FMFXX; NASDAQ: FMINX; NASDAQ: FMISX; NASDAQ: FMNIX; NASDAQ: FMNXX; NASDAQ: FMOIX; NASDAQ: FMRVX; NASDAQ: FMRXX; NASDAQ: FMTIX; NASDAQ: FMUBX; NASDAQ: FNCIX; NASDAQ: FNIIX; NASDAQ: FNJBX; NASDAQ: FNRAX; NASDAQ: FNYAX; NASDAQ: FNYIX; NASDAQ: FNYKX; NASDAQ: FNYTX; NASDAQ: FOITX; NASDAQ: FORIX; NASDAQ: FPGCX; NASDAQ: FPRIX; NASDAQ: FPRTX; NASDAQ: FRAAX; NASDAQ: FRAIX; NASDAQ: FRALX; NASDAQ: FRBSX; NASDAQ: FRCAX; NASDAQ: FRCBX; NASDAQ: FRCGX; NASDAQ: FRCIX; NASDAQ: FRCOX; NASDAQ: FRCTX; NASDAQ: FRDBX; NASDAQ: FRDPX; NASDAQ: FRDRX; NASDAQ: FRDTX; NASDAQ: FREEX; NASDAQ: FREIX; NASDAQ: FREQX; NASDAQ: FRETX; NASDAQ: FRFBX; NASDAQ: FRFIX; NASDAQ: FRFLX; NASDAQ: FRFTX; NASDAQ: FRGAX; NASDAQ: FRGOX; NASDAQ: FRGSX; NASDAQ: FRGUX; NASDAQ: FRGVX; NASDAQ: FRHIX; NASDAQ: FRIAX; NASDAQ: FRITX; NASDAQ: FRIXX; NASDAQ: FRKYX; NASDAQ: FRLAX; NASDAQ: FRLGX; NASDAQ: FRMCX; NASDAQ: FRMOX; NASDAQ: FRMTX; NASDAQ: FRNJX; NASDAQ: FRNRX; NASDAQ: FRNXX; NASDAQ: FRNYX; NASDAQ: FRORX; NASDAQ: FROTX; NASDAQ: FRPAX; NASDAQ: FRPTX; NASDAQ: FRRSX; NASDAQ: FRSGX; NASDAQ: FRSIX; NASDAQ: FRSTX; NASDAQ: FRTCX; NASDAQ: FRTIX; NASDAQ: FRUAX; NASDAQ: FRUBX; NASDAQ: FRUGX; NASDAQ: FRURX; NASDAQ: FRUSX; NASDAQ: FRVAX; NASDAQ: FRVFX; NASDAQ: FRVLX; NASDAQ: FSGAX; NASDAQ: FSGCX; NASDAQ: FSGRX; NASDAQ: FSMIX; NASDAQ: FSMRX; NASDAQ: FSSAX; NASDAQ: FSSRX; NASDAQ: FSUAX; NASDAQ: FTAZX; NASDAQ: FTCAX; NASDAQ: FTCCX; NASDAQ: FTCIX; NASDAQ: FTCOX; NASDAQ: FTCRX; NASDAQ: FTERX; NASDAQ: FTFAX; NASDAQ: FTFBX; NASDAQ: FTFIX; NASDAQ: FTGAX; NASDAQ: FTGTX; NASDAQ: FTMRX; NASDAQ: FTMTX; NASDAQ: FTMXX; NASDAQ: FTOIX; NASDAQ: FTRRX; NASDAQ: FTTMX; NASDAQ: FTXIX; NASDAQ: FTXTX; NASDAQ: FUGBX; NASDAQ: FUSAX; NASDAQ: FUSLX; NASDAQ: FUSRX; NASDAQ: FVADX; NASDAQ: FVAIX; NASDAQ: FVFRX; NASDAQ: FXCTX; NASDAQ: FXNCX; NASDAQ: FYIBX; NASDAQ: ICPHX; NASDAQ: INC; NASDAQ: MDISX; NASDAQ: MEURX; NASDAQ: MQIFX; NASDAQ: MUTHX; NASDAQ: TACWX; NASDAQ: TBFSX; NASDAQ: TCWAX; NASDAQ: TDADX; NASDAQ: TDMBX; NASDAQ: TDMRX; NASDAQ: TDMTX; NASDAQ: TEBBX; NASDAQ: TEBIX;

NASDAQ: TEBQX; NASDAQ: TEDBX; NASDAQ: TEDIX; NASDAQ: TEDMX; NASDAQ: TEDRX; NASDAQ: TEDSX; NASDAQ: TEFAX; NASDAQ: TEFRX; NASDAQ: TEFTX; NASDAQ: TEGBX; NASDAQ: TEGOX; NASDAQ: TEGPX; NASDAQ: TEGRX; NASDAQ: TEGTX; NASDAQ: TELAX; NASDAQ: TEMEX; NASDAQ: TEMFX; NASDAQ: TEMGX; NASDAQ: TEMIX; NASDAQ: TEMQX; NASDAQ: TEMTX; NASDAQ: TEMWX; NASDAQ: TEPLX; NASDAQ: TEQIX; NASDAQ: TESGX; NASDAQ: TESIX; NASDAQ: TESRX; NASDAQ: TEUBX; NASDAQ: TEURX; NASDAQ: TEWTX; NASDAQ: TFFAX; NASDAQ: TFRBX; NASDAQ: TFSIX; NASDAQ: TGADX; NASDAQ: TGBAX; NASDAQ: TGEFX; NASDAQ: TGSAX; NASDAQ: TLAAX; NASDAQ: TLAIX; NASDAQ: TLSAX; NASDAQ: TLSBX; NASDAQ: TMFSX; NASDAQ: TMGBX; NASDAQ: TPINX; NASDAQ: TWDBX; NASDAQ: XFFLX; NEW YORK TAX EXEMPT MONEY FUND; NYSE: WFC; OPPENHEIMER FUNDS INC; PIONEER INVESTMENT MANAGEMENT INC; PRECIOUS METALS FUND; PUTNAM INVESTMENTS; SCUDDER INVESTMENTS; STULL; STULL BRODY; STULL BRODY ANNOUNCES CLASS ACTION AGAINST; TEGEX; TEMPLETON CHINA WORLD FUND; TEMPLETON DEVELOPING MARKETS TRUST; TEMPLETON FOREIGN FUND; TEMPLETON FOREIGN SMALLER COMPANIES FUND; TEMPLETON GLOBAL; TEMPLETON GLOBAL BOND FUND; TEMPLETON GLOBAL OPPORTUNITIES TRUST; TEMPLETON GLOBAL SMALLER COMPANIES FUND; TEMPLETON GROWTH FUND; TEMPLETON INTL; TEMPLETON LATIN; TEMPLETON PACIFIC GROWTH FUND; TEMPLETON WORLD FUND; TZIVIA BRODY STULL; VAN KAMPEN INVESTMENTS; VAN KAMPEN INVESTMENTS AIM; VEST INVESTMENT SERVICES LLC; **WELLS FARGO**; **WELLS FARGO** CO; **WELLS FARGO** FINANCIAL; **WELLS FARGO** FUNDS; **WELLS FARGO** INVESTMENTS; **WELLS FARGO** INVESTMENTS LLC; **WELLS FARGO** MUTUAL FUNDS; **WELLS FARGO** PREFERRED FUNDS; **WELLS FARGO WELLS FARGO** FUNDS MANAGEMENT) (Email Contact; Founding Funds; Franklin; Franklin Gold; Franklin Templeton; Funds; Funds Distributors; H.D. Vest; Lincoln; Preferred Funds; Shelf-Space Funds; Templeton Conservative; Templeton Growth; Templeton Moderate; Unbeknownst) (NEW YORK, NY) (NEW YORK, NY)
KEYWORDS: (Class Action); (Professional Services:Legal)

TICKER SYMBOL: AGEFX:NASDAQ; BEGRX:NASDAQ; FAFRX:NASDAQ; FAFTX:NASDAQ; FAGPX:NASDAQ; FAHAX:NASDAQ; FAHRX:NASDAQ; FALEX:NASDAQ; FAZIX:NASDAQ; FBAZX:NASDAQ; FBCAX:NASDAQ; FBCCX:NASDAQ; FBCRX:NASDAQ; FBDAX:NASDAQ; FBDIX:NASDAQ; FBEIX:NASDAQ; FBFRX:NASDAQ; FBICX:NASDAQ; FBITX:NASDAQ; FBLCX:NASDAQ; FBMIX:NASDAQ; FBOIX:NASDAQ; FBPTX:NASDAQ; FBREX:NASDAQ; FBSAX:NASDAQ; FBSBX:NASDAQ; FBSGX:NASDAQ; FBSMX:NASDAQ; FBSRX:NASDAQ; FBTLX:NASDAQ; FBVAX:NASDAQ; FCABX:NASDAQ; FCAHX:NASDAQ; FCAMX:NASDAQ; FCAVX:NASDAQ; FCBSX:NASDAQ; FCFRX:NASDAQ; FCFSX:NASDAQ; FCGAX:NASDAQ; FCIIX:NASDAQ; FCISX:NASDAQ; FCLXX:NASDAQ; FCOIX:NASDAQ; FCSCX:NASDAQ; FCSGX:NASDAQ; FCTIX:NASDAQ; FCTLX:NASDAQ; FDNBX:NASDAQ; FDYNX:NASDAQ; FEACX:NASDAQ; FFABX:NASDAQ; FFACX:NASDAQ; FFALX:NASDAQ; FFLTX:NASDAQ; FFTBX:NASDAQ; FFTCX:NASDAQ; FFTFX:NASDAQ; FGADX:NASDAQ; FGAIX:NASDAQ; FGHBX:NASDAQ; FGIIX:NASDAQ; FGRAX:NASDAQ; FGSRX:NASDAQ; FGTIX:NASDAQ; FGTRX:NASDAQ; FHIBX:NASDAQ; FHYIX:NASDAQ; FICBX:NASDAQ; FINEX:NASDAQ; FISAX:NASDAQ; FISCX:NASDAQ; FISEX:NASDAQ; FISRX:NASDAQ; FKABX:NASDAQ; FKACX:NASDAQ; FKARX:NASDAQ; FKBAX:NASDAQ; FKBBX:NASDAQ; FKBCX:NASDAQ; FKCBX:NASDAQ; FKCGX:NASDAQ; FKCIX:NASDAQ; FKDNX:NASDAQ; FKEQX:NASDAQ; FKGAX:NASDAQ; FKGBX:NASDAQ; FKGCX:NASDAQ; FKGHX:NASDAQ; FKGRX:NASDAQ; FKINX:NASDAQ; FKIRX:NASDAQ; FKITX:NASDAQ; FKLAX:NASDAQ; FKNIX:NASDAQ; FKPGX:NASDAQ; FKRCX:NASDAQ; FKREX:NASDAQ; FKSAX:NASDAQ; FKSBX:NASDAQ; FKSRX:NASDAQ; FKT-

FX:NASDAQ; FKTIX:NASDAQ; FKUSX:NASDAQ; FKUTX:NASDAQ; FLAIX:NASDAQ; FLCRX:NASDAQ; FLCVX:NASDAQ; FLVAX:NASDAQ; FMAIX:NASDAQ; FMBXX:NASDAQ; FMDIX:NASDAQ; FM-DTX:NASDAQ; FMFXX:NASDAQ; FMINX:NASDAQ; FMISX:NASDAQ; FMNIX:NASDAQ; FMNXX:NASDAQ; FMOIX:NASDAQ; FMRVX:NASDAQ; FMRXX:NASDAQ; FMTIX:NASDAQ; FMUBX:NASDAQ; FN-CIX:NASDAQ; FNIIX:NASDAQ; FNJBX:NASDAQ; FNRAX:NASDAQ; FNYAX:NASDAQ; FNYIX:NASDAQ; FNYKX:NASDAQ; FNYTX:NASDAQ; FOITX:NASDAQ; FORIX:NASDAQ; FPGCX:NASDAQ; FPRIX:NASDAQ; FPRTX:NASDAQ; FRAAX:NASDAQ; FRAIX:NASDAQ; FRALX:NASDAQ; FRB-SX:NASDAQ; FRCAX:NASDAQ; FRCBX:NASDAQ; FRCGX:NASDAQ; FRCIX:NASDAQ; FRCOX:NASDAQ; FRCTX:NASDAQ; FRDBX:NASDAQ; FRDPX:NASDAQ; FRDRX:NASDAQ; FRDTX:NASDAQ; FREEX:NASDAQ; FREIX:NASDAQ; FREQX:NASDAQ; FRETX:NASDAQ; FRFBX:NASDAQ; FRFIX:NASDAQ; FRFLX:NASDAQ; FRFTX:NASDAQ; FRGAX:NASDAQ; FRGOX:NASDAQ; FRGSX:NASDAQ; FRGUX:NASDAQ; FRGVX:NASDAQ; FRHIX:NASDAQ; FRIAX:NASDAQ; FRITX:NASDAQ; FRIXX:NASDAQ; FRKYX:NASDAQ; FRLAX:NASDAQ; FRLGX:NASDAQ; FRM-CX:NASDAQ; FRMOX:NASDAQ; FRMTX:NASDAQ; FRNJX:NASDAQ; FRNRX:NASDAQ; FRNXX:NASDAQ; FRNYX:NASDAQ; FRORX:NASDAQ; FROTX:NASDAQ; FRPAX:NASDAQ; FRPTX:NASDAQ; FRRSX:NASDAQ; FRSGX:NASDAQ; FRSIX:NASDAQ; FRSTX:NASDAQ; FRTCX:NASDAQ; FRTIX:NASDAQ; FRUAX:NASDAQ; FRUBX:NASDAQ; FRUGX:NASDAQ; FRURX:NASDAQ; FRUSX:NASDAQ; FRVAX:NASDAQ; FRVFX:NASDAQ; FRVLX:NASDAQ; FSGAX:NASDAQ; FS-GCX:NASDAQ; FSGRX:NASDAQ; FSMIX:NASDAQ; FSMRX:NASDAQ; FSSAX:NASDAQ; FSSRX:NASDAQ; FSUAX:NASDAQ; FTAZX:NASDAQ; FTCAX:NASDAQ; FTCCX:NASDAQ; FTCIX:NASDAQ; FT-COX:NASDAQ; FTCRX:NASDAQ; FTERX:NASDAQ; FTFAX:NASDAQ; FTFBX:NASDAQ; FTFIX:NASDAQ; FTGAX:NASDAQ; FTGTX:NASDAQ; FTMRX:NASDAQ; FTMTX:NASDAQ; FTMXX:NASDAQ; FTOIX:NASDAQ; FTRRX:NASDAQ; FTTMX:NASDAQ; FTXIX:NASDAQ; FTXTX:NASDAQ; FUG-BX:NASDAQ; FUSAX:NASDAQ; FUSLX:NASDAQ; FUSRX:NASDAQ; FVADX:NASDAQ; FVAIX:NASDAQ; FVFRX:NASDAQ; FXCTX:NASDAQ; FXNCX:NASDAQ; FYIBX:NASDAQ; ICPHX:NASDAQ; MDISX:NASDAQ; MEURX:NASDAQ; MQIFX:NASDAQ; MUTHX:NASDAQ; TACWX:NASDAQ; TBF-SX:NASDAQ; TCWAX:NASDAQ; TDADX:NASDAQ; TDMBX:NASDAQ; TDMRX:NASDAQ; TDMTX:NASDAQ; TEBBX:NASDAQ; TEBIX:NASDAQ; TEBQX:NASDAQ; TEDBX:NASDAQ; TEDIX:NASDAQ; TED-MX:NASDAQ; TEDRX:NASDAQ; TEDSX:NASDAQ; TEFAX:NASDAQ; TEFRX:NASDAQ; TEFTX:NASDAQ; TEGBX:NASDAQ; TEGEX:NASDAQ; TEGOX:NASDAQ; TEGPX:NASDAQ; TEGRX:NASDAQ; TEGTX:NASDAQ; TELAX:NASDAQ; TEMEX:NASDAQ; TEMFX:NASDAQ; TEMGX:NASDAQ; TE-MIX:NASDAQ; TEMQX:NASDAQ; TEMTX:NASDAQ; TEMWX:NASDAQ; TEPLX:NASDAQ; TEQIX:NASDAQ; TESGX:NASDAQ; TESIX:NASDAQ; TESRX:NASDAQ; TEUBX:NASDAQ; TEURX:NASDAQ; TEWTX:NASDAQ; TFFAX:NASDAQ; TFRBX:NASDAQ; TFSIX:NASDAQ; TGADX:NASDAQ; TG-BAX:NASDAQ; TGEFX:NASDAQ; TGSAX:NASDAQ; TLAAX:NASDAQ; TLAIX:NASDAQ; TLSAX:NASDAQ; TLSBX:NASDAQ; TMFSX:NASDAQ; TMGBX:NASDAQ; TPINX:NASDAQ; TWDBX:NASDAQ; WFC:NYSE; XFFLX:NASDAQ

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12/14/05 INTERNETWIRE 00:00:00
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12/19/05 Internet Wire 00:00:00

Market Wire

December 19, 2005

Stull, Stull & Brody Announces Class Action Against **Wells Fargo** & Company on Behalf of Those Who Purchased Dreyfus Mutual Funds From **Wells Fargo**

NEW YORK, NY 12/19/05 NEW YORK, NY, 12/19/05 / MARKET WIRE/ -- Notice is hereby given that a class action lawsuit was filed on November 4, 2005 in the United States District Court for the **Northern District** of California against **Wells Fargo** & Company and certain of its affiliates, on behalf of those who purchased Dreyfus mutual funds from **Wells Fargo** Investments, LLC (" **Wells Fargo** Investments") during the period between June 30, 2000 and June 8, 2005, inclusive (the "Class Period").

If you purchased Dreyfus mutual funds, **Wells Fargo** mutual funds, or any funds participating in the **Wells Fargo** and H.D. Vest Investment Services, LLC ("H.D. Vest") **revenue sharing** programs (" **Wells Fargo** Preferred Funds" and "H.D. Vest Preferred Funds," as defined below) through a **Wells Fargo** Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class member's claim is typical of the claims of other class members, and that the class member will adequately represent the class. Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Stull, Stull & Brody, or other counsel of your choice, to serve as your counsel in this action. Stull, Stull & Brody has litigated many class actions for violations of securities laws in federal courts over the past 30 years and has obtained court approval of substantial settlements on numerous occasions. Stull, Stull & Brody maintains offices in both New York and Los Angeles.

The Dreyfus mutual funds and their respective symbols are as follows:

Dreyfus A Bonds Plus (NASDAQ: DRBDX) Dreyfus Appreciation (NASDAQ: DGAGX) Dreyfus Balanced Fund, Inc. (NASDAQ: DRBAX) Dreyfus Basic S&P 500 Stock Index (NASDAQ: DSPIX) Dreyfus Basic US Mortgage Securities (NASDAQ: DIGFX) Dreyfus Bond Market Index (NASDAQ: DBIRX) (NASDAQ: DBMIX) Dreyfus CA Intermediate Muni Bond (NASDAQ:

DCIMX) Dreyfus California Municipal Income Inc. (NASDAQ: XDCGX) Dreyfus CT Intermediate Muni Bond (NASDAQ: DCTIX) Dreyfus Disciplined Stock (NASDAQ: DDSTX) Dreyfus Emerging Leaders (NASDAQ: DRELX) Dreyfus FL Intermediate Muni Bond (NASDAQ: DFLIX) Dreyfus Founders Balanced (NASDAQ: FRIDX) (NASDAQ: FRIBX) (NASDAQ: FRICX) (NASDAQ: FRINX) (NASDAQ: FRIRX) (NASDAQ: FRIUX) Dreyfus Founders Discovery (NASDAQ: FDIDX) (NASDAQ: FDIEX) (NASDAQ: FDICX) (NASDAQ: FDISX) (NASDAQ: FDIRX) (NASDAQ: FDITX) Dreyfus Founders Equity Growth (NASDAQ: FRMAX) (NASDAQ: FRMEX) (NASDAQ: FRMDX) (NASDAQ: FRMUX) (NASDAQ: FRMRX) (NASDAQ: FRMVX) Dreyfus Founders Government Secs (NASDAQ: FGVSX) Dreyfus Founders Growth (NASDAQ: FRGDX) (NASDAQ: FRGEX) (NASDAQ: FRGFX) (NASDAQ: FRGRX) (NASDAQ: FRGYX) (NASDAQ: FRGZX) Dreyfus Founders International Eq (NASDAQ: FOIAX) (NASDAQ: FOIDX) (NASDAQ: FOICX) (NASDAQ: FOIEX) (NASDAQ: FOIRX) (NASDAQ: FOIUX) Dreyfus Founders Mid-Cap Growth (NASDAQ: FRSDX) (NASDAQ: FRSFX) (NASDAQ: FRSCX) (NASDAQ: FRSPX) (NASDAQ: FRSRX) (NASDAQ: FRSVX) Dreyfus Founders Passport (NASDAQ: FPSAX) (NASDAQ: FPSBX) (NASDAQ: FPSCX) (NASDAQ: FPSSX) (NASDAQ: FPSRX) (NASDAQ: FPSTX) Dreyfus Founders Worldwide Growth (NASDAQ: FWWAX) (NASDAQ: FWWBX) (NASDAQ: FWWCX) (NASDAQ: FWWGX) (NASDAQ: FWWRX) (NASDAQ: FWWTX) Dreyfus General California Muni (NASDAQ: GCABX) Dreyfus General Municipal Bond (NASDAQ: GMBDX) Dreyfus GNMA (NASDAQ: DRGMX) Dreyfus Growth & Income (NASDAQ: DGRIX) Dreyfus Growth Opportunity (NASDAQ: DREQX) Dreyfus High Yield Strategies Fund (NASDAQ: XDHFX) Dreyfus Inflation-Adjusted Sec (NASDAQ: DIASX) (NASDAQ: DIAVX) Dreyfus Instl Yield Advantage Inst (NASDAQ: DIYAX) Dreyfus Instl Yield Advantage Inv (NASDAQ: DYAIX) Dreyfus Insured Municipal Bond (NASDAQ: DTBDX) Dreyfus Intermediate Municipal Bond (NASDAQ: DITEX) Dreyfus Intermediate-Term Inc (NASDAQ: DITIX) (NASDAQ: DRITX) Dreyfus Intl Stock Index (NASDAQ: DIISX) Dreyfus LifeTime Growth & Income (NASDAQ: DGIIX) (NASDAQ: DGIRX) Dreyfus LifeTime Growth (NASDAQ: DLGIX) (NASDAQ: DLGRX) Dreyfus LifeTime Income (NASDAQ: DLIIX) (NASDAQ: DLIRX) Dreyfus MA Intermediate Muni Bond (NASDAQ: DMAIX) Dreyfus Massachusetts Tax Exemp (NASDAQ: DMEBX) Dreyfus MidCap Index (NASDAQ: PESPX) Dreyfus Midcap Value (NASDAQ: DMCVX) Dreyfus Municipal Bond (NASDAQ: DRTAX) Dreyfus Municipal Income Inc. (NASDAQ: XDMFX) Dreyfus New York Municipal Income Inc. (NASDAQ: XDNMX) Dreyfus NJ Intermediate Muni Bond (NASDAQ: DNJIX) Dreyfus NY Tax-Exempt Bond (NASDAQ: DRNYX) Dreyfus NY Tax-Exempt Interm Bond (NASDAQ: DRNIX) Dreyfus PA Intermediate Muni Bond (NASDAQ: DPABX) Dreyfus Premier Alpha Growth (NASDAQ: DPWAX) (NASDAQ: BSFBX) (NASDAQ: BSFCX) (NASDAQ: DPARX) (NASDAQ: BSFAX) Dreyfus Premier Balanced (NASDAQ: PRBAX) (NASDAQ: PRBBX) (NASDAQ: DPBCX) (NASDAQ: PDBLX) (NASDAQ: DBFTX) Dreyfus Premier Balanced Opportunity (NASDAQ: DBOAX) (NASDAQ: DBOBX) (NASDAQ: DBOCX) (NASDAQ: THPBX) (NASDAQ: DBORX) (NASDAQ: DBOTX) (NASDAQ: DBOZX) Dreyfus Premier Blue Chip (NASDAQ: DBCAX) (NASDAQ: DBCBX) (NASDAQ: DBUCX) (NASDAQ: TPBCX) (NASDAQ: DBCRX) (NASDAQ: DBCTX) Dreyfus Premier CA Tax Exempt Bond (NASDAQ: DCAAX) (NASDAQ: DCABX) (NASDAQ: DCACX) (NASDAQ: DRCAX) Dreyfus Premier California Muni (NASDAQ: DPACX) (NASDAQ: PRCAX) (NASDAQ: PRCBX) Dreyfus Premier Core Bond (NASDAQ: DSINX) (NASDAQ: DRCBX) (NASDAQ: DRCCX) (NASDAQ: DRCRX) Dreyfus Premier Core Equity (NASDAQ: DLTSX) (NASDAQ: DPEBX) (NASDAQ: DPECX) (NASDAQ: DPERX) (NASDAQ: DCETX) Dreyfus Premier Core Value (NASDAQ: DCVIX) (NASDAQ: DBCVX) (NASDAQ: DCVCX) (NASDAQ: DCVFX) (NASDAQ: DTCRX) (NASDAQ: DCVTX) Dreyfus Premier Corporate Bond

(NASDAQ: DCBAX) (NASDAQ: DCBBX) (NASDAQ: DCBCX) (NASDAQ: DCBRX) Dreyfus Premier Emerging Markets (NASDAQ: DRFMX) (NASDAQ: DBPEX) (NASDAQ: DCPEX) (NASDAQ: DRPEX) (NASDAQ: DTPEX) Dreyfus Premier Enterprise (NASDAQ: DPMGX) (NASDAQ: DMCGX) (NASDAQ: DMCCX) (NASDAQ: DMCTX) Dreyfus Premier Financial Services (NASDAQ: DFSFX) (NASDAQ: DFSBX) (NASDAQ: DFVCX) (NASDAQ: DFVRX) (NASDAQ: DFVTX) Dreyfus Premier Future Leaders (NASDAQ: DFLAX) (NASDAQ: DFLBX) (NASDAQ: DPFCX) (NASDAQ: DFLRX) (NASDAQ: DFLTX) Dreyfus Premier GNMA (NASDAQ: PSGNX) (NASDAQ: PGMBX) (NASDAQ: DP-GCX) Dreyfus Premier Greater China (NASDAQ: DPCAX) (NASDAQ: DPCBX) (NASDAQ: DPCCX) (NASDAQ: DPCRX) (NASDAQ: DPCTX) Dreyfus Premier Growth & Income (NASDAQ: PEGAX) (NASDAQ: PEGBX) (NASDAQ: DGICX) (NASDAQ: DRERX) (NASDAQ: DGITX) Dreyfus Premier Health Care (NASDAQ: DHCAX) (NASDAQ: DHCBX) (NASDAQ: DHCCX) (NASDAQ: DHCRX) (NASDAQ: DHCTX) Dreyfus Premier High Income (NASDAQ: DIMAX) (NASDAQ: DIMBX) (NASDAQ: DIMCX) (NASDAQ: DIMRX) Dreyfus Premier International Eq (NASDAQ: DIEAX) (NASDAQ: DIEBX) (NASDAQ: DIECX) (NASDAQ: DIERX) (NASDAQ: DIETX) Dreyfus Premier International Gr (NASDAQ: DRGLX) (NASDAQ: DGLBX) (NASDAQ: DIGCX) (NASDAQ: DIGRX) (NASDAQ: DPITX) Dreyfus Premier International Opp (NASDAQ: DPAVX) (NASDAQ: DPBVX) (NASDAQ: DPCVX) (NASDAQ: DPRVX) (NASDAQ: DPVTX) Dreyfus Premier International Sm-Cp (NASDAQ: DSMAX) (NASDAQ: DSMBX) (NASDAQ: DSMCX) (NASDAQ: DSMRX) (NASDAQ: DSMTX) Dreyfus Premier International Value (NASDAQ: DVLAX) (NASDAQ: DIBVX) (NASDAQ: DICVX) (NASDAQ: DIRVX) (NASDAQ: DITVX) Dreyfus Premier Japan Fund Class (NASDAQ: DPJAX) (NASDAQ: DPJBX) (NASDAQ: DPJCX) (NASDAQ: DPJRX) (NASDAQ: DPJTX) Dreyfus Premier Intrinsic Value (NASDAQ: DPVAX) (NASDAQ: BLCBX) (NASDAQ: BLCCX) (NASDAQ: BSLYX) (NASDAQ: BLCAX) Dreyfus Premier Large Company Stock (NASDAQ: DRDEX) (NASDAQ: DRLBX) (NASDAQ: DLCCX) (NASDAQ: DEIRX) (NASDAQ: DLSTX) Dreyfus Premier Limited-Term Income (NASDAQ: DPIAX) (NASDAQ: DPIBX) (NASDAQ: DPICX) (NASDAQ: PLTIX) Dreyfus Premier Ltd-Term High Yld (NASDAQ: DPLTX) (NASDAQ: DLTBX) (NASDAQ: PTHIX) (NASDAQ: DLHRX) Dreyfus Premier Managed Income (NASDAQ: PMNIX) (NASDAQ: DTMBX) (NASDAQ: DTMCX) (NASDAQ: DTMRX) Dreyfus Premier Midcap Stock (NASDAQ: DP-MAX) (NASDAQ: DMSBX) (NASDAQ: DMSCX) (NASDAQ: DDMRX) (NASDAQ: DMSTX) Dreyfus Premier MidCap Value (NASDAQ: DMVPX) (NASDAQ: DMVBX) (NASDAQ: DMVCX) (NASDAQ: DM-VRX) (NASDAQ: DMVTX) Dreyfus Premier Municipal Bond (NASDAQ: PTEBX) (NASDAQ: PMUBX) (NASDAQ: DMBCX) (NASDAQ: DMBZX) Dreyfus Premier Natural Leaders (NASDAQ: DNLAX) (NASDAQ: DLDBX) (NASDAQ: DLDCX) (NASDAQ: DLDRX) (NASDAQ: DLDTX) Dreyfus Premier New Leaders (NASDAQ: DNLDX) (NASDAQ: DNLBX) (NASDAQ: DNLCX) (NASDAQ: DNLRX) (NASDAQ: DNLTX) Dreyfus Premier NJ Municipal Bond (NASDAQ: DRNJX) (NASDAQ: DBNJX) (NASDAQ: DCNJX) Dreyfus Premier NY Municipal Bond (NASDAQ: PSNYX) (NASDAQ: PRNBX) (NASDAQ: PNYCX) Dreyfus Premier Consumer Fd Cl (NASDAQ: DCOAX) (NASDAQ: DCOBX) (NASDAQ: DCOCX) (NASDAQ: DCORX) (NASDAQ: DCOTX) Dreyfus Prem NexTech Fd (NASDAQ: DPNTX) Dreyfus Premier S&P Stars (NASDAQ: DPPAX) (NASDAQ: BSPBX) (NASDAQ: BSPCX) Dreyfus Premier S&P Stars Opp (NASDAQ: DPOAX) (NASDAQ: BSOBX) (NASDAQ: BSOCX) (NASDAQ: DSORX) (NASDAQ: BSOAX) (NASDAQ: BSSPX) (NASDAQ: BSPAX) Dreyfus Premier Sel Intm Muni Bond (NASDAQ: DPASX) (NASDAQ: DPBSX) (NASDAQ: DPCSX) (NASDAQ: DBIMX) Dreyfus Premier Sel Mid-Cap Growth (NASDAQ: DASMX) (NASDAQ: DBSMX) (NASDAQ: DCSMX) (NASDAQ: DRSMX) (NASDAQ: DMGTX) Dreyfus Premier Sel Municipal Bond (NASDAQ: DMUAX) (NASDAQ: DMUBX) (NASDAQ: DMUCX) (NASDAQ: DRMBX) Dreyfus Premier

Select Growth Fund (NASDAQ: DASGX) (NASDAQ: DBSGX) (NASDAQ: DCSGX) (NASDAQ: DRSGX) (NASDAQ: DGRTX) Dreyfus Premier Select (NASDAQ: DSLAX) (NASDAQ: DSLBX) (NASDAQ: DSLCX) (NASDAQ: THPSX) (NASDAQ: DSLRX) (NASDAQ: DSLTX) Dreyfus Premier Short Term Income (NASDAQ: DSHAX) (NASDAQ: DSHBX) (NASDAQ: DSTIX) (NASDAQ: DSHPX) Dreyfus Premier Sht-Intm Muni Bond (NASDAQ: DSBAX) (NASDAQ: DSBBX) (NASDAQ: DSIBX) (NASDAQ: DSBPX) Dreyfus Premier Small Cap Equity (NASDAQ: DSEAX) (NASDAQ: DSEBX) (NASDAQ: DSECX) (NASDAQ: DSERX) (NASDAQ: DSETX) Dreyfus Premier Small Cap Value (NASDAQ: DSVAX) (NASDAQ: DSVBX) (NASDAQ: DSVCX) (NASDAQ: DSVRX) (NASDAQ: DSVTX) Dreyfus Premier Small Company Gr (NASDAQ: DSGAX) (NASDAQ: DSGBX) (NASDAQ: DSGCX) (NASDAQ: DSGRX) (NASDAQ: DSGTX) Dreyfus Premier State Muni Bond CT (NASDAQ: PSCTX) (NASDAQ: PMCBX) (NASDAQ: PMCCX) Dreyfus Premier State Muni Bond FL (NASDAQ: PSFLX) (NASDAQ: PSFBX) (NASDAQ: PSFCX) Dreyfus Premier State Muni Bond MA (NASDAQ: PSMAX) (NASDAQ: PBMAX) (NASDAQ: PCMAX) (NASDAQ: PMAZX) Dreyfus Premier State Muni Bond MD (NASDAQ: PSMDX) (NASDAQ: PMDBX) (NASDAQ: PMDCX) Dreyfus Premier State Muni Bond MI (NASDAQ: PSMIX) (NASDAQ: PMIBX) (NASDAQ: PCMIX) Dreyfus Premier State Muni Bond MN (NASDAQ: PSMNX) (NASDAQ: PMMNX) (NASDAQ: PMNCX) Dreyfus Premier State Muni Bond NC (NASDAQ: PSNOX) (NASDAQ: PMNBX) (NASDAQ: PNCCX) Dreyfus Premier State Muni Bond OH (NASDAQ: PSOHX) (NASDAQ: POHBX) (NASDAQ: POHCX) Dreyfus Premier State Muni Bond PA (NASDAQ: PTPAX) (NASDAQ: PPABX) (NASDAQ: PPACX) Dreyfus Premier State Muni Bond TX (NASDAQ: PTXBX) (NASDAQ: PSTBX) (NASDAQ: PTXCX) Dreyfus Premier State Muni Bond VA (NASDAQ: PSVAX) (NASDAQ: PVABX) (NASDAQ: PVACX) Dreyfus Premier Strategic Value (NASDAQ: DAGVX) (NASDAQ: DBGVX) (NASDAQ: DCGVX) (NASDAQ: DRGVX) (NASDAQ: DTGVX) Dreyfus Premier Structured Lg Cp Val (NASDAQ: DLVAX) (NASDAQ: DLVBX) (NASDAQ: DLVCX) (NASDAQ: DLVRX) (NASDAQ: DLVTX) Dreyfus Premier Structured Midcap (NASDAQ: DPSAX) (NASDAQ: DPSBX) (NASDAQ: DPSCX) (NASDAQ: DPSRX) (NASDAQ: DPSTX) Dreyfus Premier Tax-Managed Growth (NASDAQ: DTMGX) (NASDAQ: DPTMX) (NASDAQ: DPTAX) (NASDAQ: DPTRX) (NASDAQ: DPMTX) Dreyfus Premier Technology Growth (NASDAQ: DTGRX) (NASDAQ: DTGBX) (NASDAQ: DTGCX) (NASDAQ: DGVRX) (NASDAQ: DPTGX) Dreyfus Premier Third Century (NASDAQ: DTCAX) (NASDAQ: DTCBX) (NASDAQ: DTCCX) (NASDAQ: DRTCX) (NASDAQ: DTCTX) (NASDAQ: DRTHX) Dreyfus Premier Value (NASDAQ: DRSIX) (NASDAQ: DSTBX) (NASDAQ: DPVCX) (NASDAQ: DPVRX) (NASDAQ: DTPVX) Dreyfus Premier Worldwide Growth (NASDAQ: PGROX) (NASDAQ: PGWBX) (NASDAQ: PGRCX) (NASDAQ: DPWRX) (NASDAQ: DPWTX) Dreyfus Premier Yield Advantage (NASDAQ: DPYAX) (NASDAQ: DPYBX) (NASDAQ: DYADX) (NASDAQ: DPYPX) (NASDAQ: DPYSX) Dreyfus S&P 500 Index (NASDAQ: PEOPX) Dreyfus Short-Intermediate Government (NASDAQ: DSIGX) Dreyfus Small Cap Stock Index (NASDAQ: DISSX) Dreyfus Small Company Value (NASDAQ: DSCVX) Dreyfus Strategic Municipal Bond Fund Inc. (NASDAQ: XDSMX) Dreyfus Strategic Municipals Inc. (NASDAQ: XLEOX) Dreyfus U.S. Treasury Intrm-Term (NASDAQ: DRGIX) Dreyfus U.S. Treasury Long-Term (NASDAQ: DRGBX)

The Wells Fargo Preferred Funds include mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors,

LLC, Allianz Global Investors Distributors , LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and **Wells Fargo** Mutual Funds.
The H.D. Vest Preferred Funds include mutual funds in the following mutual fund families:. Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, **Wells Fargo** Funds, American Funds, and Franklin Templeton Investments.

The action is pending in the United States District Court for the **Northern District** of California against defendant **Wells Fargo** & Company and certain of its affiliated entities. The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push **Wells Fargo** Investments and H.D. Vest sales personnel to steer clients into purchasing certain **Wells Fargo** Funds and **Wells Fargo** and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to **Wells Fargo** and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. **Wells Fargo** Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.

The action also includes a subclass of persons who held any shares of **Wells Fargo** Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of **Wells Fargo**, **Wells Fargo** Funds Management, created further undisclosed material conflicts of interest by entering into **revenue sharing** agreements with brokers at **Wells Fargo** Investments and H.D. Vest to push investors into **Wells Fargo** Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.

The action includes a second subclass of persons who purchased a **Wells Fargo** Financial Plan that held **Wells Fargo** Funds. The **Wells Fargo** Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.
If you wish to discuss this action or have any questions concerning this notice or your rights or interests with respect to these matters, please contact Tzivia Brody at Stull, Stull & Brody by calling toll-free 1-800-337-4983, or by e-mail at SSBNY@aol.com, or by fax at 212/490-2022, or by writing to Stull, Stull & Brody, 6

East 45th Street, New York, NY 10017. You can also visit our website at www.ssbny.com.

Contact:
Tzivia Brody
Stull, Stull & Brody
toll-free 1-800-337-4983
Email Contact
fax 212/490-2022
website www.ssbny.com

---- INDEX REFERENCES ----

COMPANY: FMR CORP; WELLS FARGO AND CO; DREYFUS NEW YORK MUNICIPAL INCOME INC; CIA LLC; FIDELITY ABERDEEN STREET TRUST; PIONEER INVESTMENT MANAGEMENT INC; FIDELITY INVESTMENT SERVICES LTD; PUTNAM INVESTMENTS; WELLS FARGO AND CO CALIFORNIA; FIDELITY SELECT PORTFOLIOS; VAN KAMPEN INVESTMENTS; DREYFUS GLOBAL DIVERSIFIED INCOME FUND; WELLS FARGO INVESTMENTS LLC; WACHOVIA CORP; JAPAN FUND INC; DELAWARE INVESTMENTS; FIDELITY INVESTMENT; OPPENHEIMER TRANSITION 2010 FUND; FIDELITY INCOME FUND; DREYFUS AND SONS CO LTD; FIDELITY INVESTMENTS; OPPENHEIMER FUNDS INC; DREYFUS CORP (THE); DREYFUS BALANCED FUND INC; OPPENHEIMER TRANSITION 2020 FUND; DELAWARE MANAGEMENT HOLDINGS CO INC; ASSET MANAGEMENT; OPPENHEIMER TRANSITION 2030 FUND; EVERGREEN INVESTMENTS; FIDELITY INVESTMENTS INSTITUTIONAL SERVICES CO INC; MICHIGAN COATING PRODUCTS; MARSH AND MCLENNAN COS INC; FIDELITY FINANCIAL TRUST

NEWS SUBJECT: (Legal (1LE33); Major Corporations (1MA93); Economics & Trade (1EC26); Business Litigation (1BU04); Government (1GO80); Business Lawsuits & Settlements (1BU19))

INDUSTRY: (Investment Management (1IN34); Personal Financial Planning (1PE18); Banking (1BA20); Financial Services Regulatory (1FI03); Financial Services Products (1FI16); Mutual Funds (1MU87); Securities Investment (1SE57); Financial Services (1FI37))

REGION: (North America (1NO39); New York (1NE72); USA (1US73); Americas (1AM92); California (1CA98))

Language: EN

OTHER INDEXING: (ALLIANCE BERNSTEIN INVESTMENT RESEARCH; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; ASSET MANAGEMENT; DELAWARE INVESTMENTS; DISTRIBUTORS INC; DREYFUS; DREYFUS APPRECIATION; DREYFUS BALANCED FUND INC; DREYFUS BASIC; DREYFUS BOND MARKET INDEX; DREYFUS CA INTERMEDIATE MUNI BOND; DREYFUS CALIFORNIA MUNICIPAL INCOME INC; DREYFUS CT INTERMEDIATE MUNI BOND; DREYFUS EMERGING LEADERS; DREYFUS FL INTERMEDIATE MUNI BOND; DREYFUS FOUNDERS; DREYFUS FOUNDERS BALANCED; DREYFUS

FOUNDERS DISCOVERY; DREYFUS FOUNDERS GOVERNMENT SECS; DREYFUS FOUNDERS GROWTH; DREYFUS FOUNDERS INTERNATIONAL EQ; DREYFUS FOUNDERS PASSPORT; DREYFUS FOUNDERS WORLDWIDE GROWTH; DREYFUS GNMA; DREYFUS GROWTH OPPORTUNITY; DREYFUS HIGH YIELD STRATEGIES FUND; DREYFUS INFLATION; DREYFUS INSTL YIELD ADVANTAGE INST; DREYFUS INSTL YIELD ADVANTAGE INV; DREYFUS INSURED MUNICIPAL BOND; DREYFUS INTERMEDIATE TERM INC; DREYFUS INTERMEDIATE MUNICIPAL BOND; DREYFUS INTL STOCK INDEX; DREYFUS LIFETIME GROWTH; DREYFUS MA INTERMEDIATE MUNI BOND; DREYFUS MASSACHUSETTS TAX EXEMP; DREYFUS MIDCAP INDEX; DREYFUS MUNICIPAL BOND; DREYFUS MUNICIPAL INCOME INC; DREYFUS NEW YORK MUNICIPAL INCOME INC; DREYFUS NJ INTERMEDIATE MUNI BOND; DREYFUS NY TAX EXEMPT BOND; DREYFUS NY TAX EXEMPT INTERM BOND; DREYFUS PA INTERMEDIATE MUNI BOND; DREYFUS PREM NEXTECH FD; DREYFUS PREMIER; DREYFUS PREMIER ALPHA GROWTH; DREYFUS PREMIER BALANCED; DREYFUS PREMIER BALANCED OPPORTUNITY; DREYFUS PREMIER BLUE CHIP; DREYFUS PREMIER CALIFORNIA MUNI; DREYFUS PREMIER CONSUMER FD CL; DREYFUS PREMIER CORE BOND; DREYFUS PREMIER CORPORATE BOND; DREYFUS PREMIER EMERGING MARKETS; DREYFUS PREMIER ENTERPRISE; DREYFUS PREMIER FINANCIAL SERVICES; DREYFUS PREMIER FUTURE LEADERS; DREYFUS PREMIER GREATER CHINA; DREYFUS PREMIER HEALTH CARE; DREYFUS PREMIER INTL; DREYFUS PREMIER INTERNATIONAL EQ; DREYFUS PREMIER INTERNATIONAL GR; DREYFUS PREMIER INTERNATIONAL OPP; DREYFUS PREMIER INTERNATIONAL SM; DREYFUS PREMIER JAPAN FUND CLASS; DREYFUS PREMIER LTD; DREYFUS PREMIER MUNICIPAL BOND; DREYFUS PREMIER NATURAL LEADERS; DREYFUS PREMIER NY MUNICIPAL BOND; DREYFUS PREMIER SEL; DREYFUS PREMIER SEL INTM MUNI BOND; DREYFUS PREMIER SEL MUNICIPAL BOND; DREYFUS PREMIER SELECT; DREYFUS PREMIER SELECT GROWTH FUND; DREYFUS PREMIER SHT INTM MUNI BOND; DREYFUS PREMIER STATE MUNI; DREYFUS PREMIER STRUCTURED LG CP VAL; DREYFUS PREMIER STRUCTURED MIDCAP; DREYFUS PREMIER TECHNOLOGY GROWTH; DREYFUS PREMIER WORLDWIDE GROWTH; DREYFUS PREMIER YIELD ADVANTAGE; DREYFUS SERVICE CORP; DREYFUS SHORT; DREYFUS SMALL; DREYFUS STRATEGIC MUNICIPAL BOND FUND INC; DREYFUS STRATEGIC MUNICIPALS INC; DREYFUS U S TREASURY; DREYFUS U S TREASURY INTRM; DSCVX; EATON VANCE MANAGED INVESTMENTS; EVERGREEN INVESTMENTS; FEDERATED; FIDELITY INVESTMENTS; FULL SERVICE; INVESTMENT; INVESTMENT MANAGEMENT; INVESTMENTS; JOHN HANCOCK FUNDS WELLS FARGO FUNDS; LLC; MUNICIPAL BOND; NASDAQ: BLCAX; NASDAQ: BLCBX; NASDAQ: BLCCX; NASDAQ: BSFAX; NASDAQ: BSFBX; NASDAQ: BSFCX; NASDAQ: BSLYX; NASDAQ: BSOAX; NASDAQ: BSOBX; NASDAQ: BSOCX; NASDAQ: BSPAX; NASDAQ: BSPBX; NASDAQ: BSPCX; NASDAQ: BSSPX; NASDAQ: DAGVX; NASDAQ: DASGX; NASDAQ: DASMX; NASDAQ: DBCAX; NASDAQ: DBCBX; NASDAQ: DBCRX; NASDAQ: DBCTX; NASDAQ: DBCVX; NASDAQ: DBFTX; NASDAQ: DBGVX; NASDAQ: DBIMX; NASDAQ: DBIRX; NASDAQ: DBMIX; NASDAQ: DBNJX; NASDAQ: DBOAX; NASDAQ: DBOBX; NASDAQ: DBOCX; NASDAQ: DBORX; NASDAQ: DBOTX; NASDAQ: DBOZX; NASDAQ: DBPEX; NASDAQ: DBSGX; NASDAQ: DBSMX; NASDAQ: DBUCX; NASDAQ: DCAAX; NASDAQ: DCABX; NASDAQ: DCACX; NASDAQ: DCBAX; NASDAQ: DCBBX; NASDAQ: DCBCX; NASDAQ: DCBRX; NASDAQ: DCETX; NASDAQ: DCGVX; NASDAQ: DCIMX; NASDAQ: DCNJX; NASDAQ: DCOAX; NASDAQ: DCOBX; NASDAQ: DCOCX; NASDAQ: DCORX; NASDAQ: DCOTX; NASDAQ: DCPEX; NASDAQ: DCSGX; NASDAQ: DCSMX; NASDAQ: DCTIX; NASDAQ: DCVCX; NASDAQ: DCVFX; NASDAQ: DCVIX; NASDAQ: DCVTX; NASDAQ: DDMRX; NASDAQ: DDSTX; NASDAQ: DEIRX; NASDAQ: DFLAX; NASDAQ: DFLBX; NASDAQ: DFLIX; NASDAQ: DFLRX; NASDAQ: DFLTX; NASDAQ: DFSBX; NASDAQ: DFSFX; NASDAQ: DFVCX; NASDAQ: DFVRX; NASDAQ: DFVTX; NASDAQ: DGAGX; NASDAQ: DGICX; NASDAQ: DGIIX; NASDAQ: DGIRX; NASDAQ: DGITX; NASDAQ: DGLBX; NASDAQ: DGRIX; NASDAQ: DGRTX; NASDAQ: DGVRX;

NASDAQ: DHCAX; NASDAQ: DHCBX; NASDAQ: DHCCX; NASDAQ: DHCRX; NASDAQ: DHCTX; NASDAQ: DIASX; NASDAQ: DIAVX; NASDAQ: DIBVX; NASDAQ: DICVX; NASDAQ: DIEAX; NASDAQ: DIEBX; NASDAQ: DIECX; NASDAQ: DIERX; NASDAQ: DIETX; NASDAQ: DIGCX; NASDAQ: DIGFX; NASDAQ: DIGRX; NASDAQ: DIISX; NASDAQ: DIMAX; NASDAQ: DIMBX; NASDAQ: DIMCX; NASDAQ: DIMRX; NASDAQ: DIRVX; NASDAQ: DISSX; NASDAQ: DITEX; NASDAQ: DITIX; NASDAQ: DITVX; NASDAQ: DIYAX; NASDAQ: DLCCX; NASDAQ: DLDBX; NASDAQ: DLDCX; NASDAQ: DLDRX; NASDAQ: DLDTX; NASDAQ: DLGIX; NASDAQ: DLGRX; NASDAQ: DLHRX; NASDAQ: DLIIX; NASDAQ: DLIRX; NASDAQ: DLSTX; NASDAQ: DLTBX; NASDAQ: DLTSX; NASDAQ: DLVAX; NASDAQ: DLVBX; NASDAQ: DLVCX; NASDAQ: DLVRX; NASDAQ: DLVTX; NASDAQ: DMAIX; NASDAQ: DMBCX; NASDAQ: DMBZX; NASDAQ: DMCCX; NASDAQ: DMCGX; NASDAQ: DMCTX; NASDAQ: DMCVX; NASDAQ: DMEBX; NASDAQ: DMGTX; NASDAQ: DMSBX; NASDAQ: DMSCX; NASDAQ: DMSTX; NASDAQ: DMUAX; NASDAQ: DMUBX; NASDAQ: DMUCX; NASDAQ: DMVBX; NASDAQ: DMVCX; NASDAQ: DMVPX; NASDAQ: DMVRX; NASDAQ: DMVTX; NASDAQ: DNJIX; NASDAQ: DNLAX; NASDAQ: DNLBX; NASDAQ: DNLCX; NASDAQ: DNLDX; NASDAQ: DNLRX; NASDAQ: DNLTX; NASDAQ: DPABX; NASDAQ: DPACX; NASDAQ: DPARX; NASDAQ: DPASX; NASDAQ: DPAVX; NASDAQ: DPBCX; NASDAQ: DPBSX; NASDAQ: DPBVX; NASDAQ: DPCAX; NASDAQ: DPCBX; NASDAQ: DPCCX; NASDAQ: DPCRX; NASDAQ: DPCSX; NASDAQ: DPCTX; NASDAQ: DPCVX; NASDAQ: DPEBX; NASDAQ: DPECX; NASDAQ: DPERX; NASDAQ: DPFCX; NASDAQ: DPGCX; NASDAQ: DPIAX; NASDAQ: DPIBX; NASDAQ: DPICX; NASDAQ: DPITX; NASDAQ: DPJAX; NASDAQ: DPJBX; NASDAQ: DPJCX; NASDAQ: DPJRX; NASDAQ: DPJTX; NASDAQ: DPLTX; NASDAQ: DPMAX; NASDAQ: DPMGX; NASDAQ: DPMTX; NASDAQ: DPNTX; NASDAQ: DPOAX; NASDAQ: DPPAX; NASDAQ: DPRVX; NASDAQ: DPSAX; NASDAQ: DPSBX; NASDAQ: DPSCX; NASDAQ: DPSRX; NASDAQ: DPSTX; NASDAQ: DPTAX; NASDAQ: DPTGX; NASDAQ: DPTMX; NASDAQ: DPTRX; NASDAQ: DPVAX; NASDAQ: DPVCX; NASDAQ: DPVRX; NASDAQ: DPVTX; NASDAQ: DPWAX; NASDAQ: DPWRX; NASDAQ: DPWTX; NASDAQ: DPYAX; NASDAQ: DPYBX; NASDAQ: DPYPX; NASDAQ: DPYSX; NASDAQ: DRBAX; NASDAQ: DRBDX; NASDAQ: DRCAX; NASDAQ: DRCBX; NASDAQ: DRCCX; NASDAQ: DRCRX; NASDAQ: DRDEX; NASDAQ: DRELX; NASDAQ: DREQX; NASDAQ: DRERX; NASDAQ: DRFMX; NASDAQ: DRGBX; NASDAQ: DRGIX; NASDAQ: DRGLX; NASDAQ: DRGMX; NASDAQ: DRGVX; NASDAQ: DRITX; NASDAQ: DRLBX; NASDAQ: DRMBX; NASDAQ: DRNIX; NASDAQ: DRNJX; NASDAQ: DRNYX; NASDAQ: DRPEX; NASDAQ: DRSGX; NASDAQ: DRSIX; NASDAQ: DRSMX; NASDAQ: DRTAX; NASDAQ: DRTCX; NASDAQ: DRTHX; NASDAQ: DSBAX; NASDAQ: DSBBX; NASDAQ: DSBPX; NASDAQ: DSEAX; NASDAQ: DSEBX; NASDAQ: DSECX; NASDAQ: DSERX; NASDAQ: DSETX; NASDAQ: DSGAX; NASDAQ: DSGBX; NASDAQ: DSGCX; NASDAQ: DSGRX; NASDAQ: DSGTX; NASDAQ: DSHAX; NASDAQ: DSHBX; NASDAQ: DSHPX; NASDAQ: DSIBX; NASDAQ: DSIGX; NASDAQ: DSINX; NASDAQ: DSLAX; NASDAQ: DSLBX; NASDAQ: DSLCX; NASDAQ: DSLRX; NASDAQ: DSLTX; NASDAQ: DSMAX; NASDAQ: DSMBX; NASDAQ: DSMCX; NASDAQ: DSMRX; NASDAQ: DSMTX; NASDAQ: DSORX; NASDAQ: DSPIX; NASDAQ: DSTBX; NASDAQ: DSTIX; NASDAQ: DSVAX; NASDAQ: DSVBX; NASDAQ: DSVCX; NASDAQ: DSVRX; NASDAQ: DSVTX; NASDAQ: DTBDX; NASDAQ: DTCAX; NASDAQ: DTCBX; NASDAQ: DTCCX; NASDAQ: DTCRX; NASDAQ: DTCTX; NASDAQ: DTGBX; NASDAQ: DTGCX; NASDAQ: DTGRX; NASDAQ: DTGVX; NASDAQ: DTMBX; NASDAQ: DTMCX; NASDAQ: DTMGX; NASDAQ: DTMRX; NASDAQ: DTPEX; NASDAQ: DTPVX; NASDAQ: DVLAX; NASDAQ: DYADX; NASDAQ: DYAIX; NASDAQ: FDICX; NASDAQ: FDIDX; NASDAQ: FDIEX; NASDAQ: FDIRX; NASDAQ: FDISX; NASDAQ: FDITX; NASDAQ: FGVSX; NASDAQ: FOIAX; NASDAQ: FOICX; NASDAQ: FOIDX; NASDAQ: FOIEX; NASDAQ: FOIRX; NASDAQ: FOIUX; NASDAQ: FPSAX; NASDAQ: FPSBX; NASDAQ: FPSCX; NASDAQ: FPSRX; NASDAQ: FPSSX; NASDAQ: FPSTX; NASDAQ: FRGDX; NASDAQ: FRGEX; NASDAQ: FRGFX; NASDAQ: FRGRX; NASDAQ: FRGYX; NASDAQ: FRGZX; NASDAQ: FRIBX; NASDAQ: FRICX; NASDAQ: FRIDX; NASDAQ: FRINX; NASDAQ: FRIRX; NASDAQ: FRIUX; NASDAQ:

FRMAX; NASDAQ: FRMDX; NASDAQ: FRMEX; NASDAQ: FRMRX; NASDAQ: FRMUX; NASDAQ: FRMVX; NASDAQ: FRSCX; NASDAQ: FRSDX; NASDAQ: FRSFX; NASDAQ: FRSPX; NASDAQ: FRSRX; NASDAQ: FRSVX; NASDAQ: FWWAX; NASDAQ: FWWBX; NASDAQ: FWWCX; NASDAQ: FWWGX; NASDAQ: FWWRX; NASDAQ: FWWTX; NASDAQ: GCABX; NASDAQ: GMBDX; NASDAQ: PBMAX; NASDAQ: PCMAX; NASDAQ: PCMIX; NASDAQ: PDBLX; NASDAQ: PEGAX; NASDAQ: PEGBX; NASDAQ: PEOPX; NASDAQ: PESPX; NASDAQ: PGMBX; NASDAQ: PGRCX; NASDAQ: PGROX; NASDAQ: PGWBX; NASDAQ: PLTIX; NASDAQ: PMAZX; NASDAQ: PMCBX; NASDAQ: PMCCX; NASDAQ: PMDBX; NASDAQ: PMDCX; NASDAQ: PMIBX; NASDAQ: PMMNX; NASDAQ: PMNBX; NASDAQ: PMNCX; NASDAQ: PMNIX; NASDAQ: PMUBX; NASDAQ: PNCCX; NASDAQ: PNYCX; NASDAQ: POHBX; NASDAQ: POHCX; NASDAQ: PPABX; NASDAQ: PPACX; NASDAQ: PRBAX; NASDAQ: PRBBX; NASDAQ: PRCAX; NASDAQ: PRCBX; NASDAQ: PRNBX; NASDAQ: PSCTX; NASDAQ: PSFBX; NASDAQ: PSFCX; NASDAQ: PSFLX; NASDAQ: PSGNX; NASDAQ: PSMAX; NASDAQ: PSMDX; NASDAQ: PSMIX; NASDAQ: PSMNX; NASDAQ: PSNOX; NASDAQ: PSNYX; NASDAQ: PSOHX; NASDAQ: PSTBX; NASDAQ: PSVAX; NASDAQ: PTEBX; NASDAQ: PTHIX; NASDAQ: PTPAX; NASDAQ: PTXBX; NASDAQ: PTXCX; NASDAQ: PVABX; NASDAQ: PVACX; NASDAQ: THPBX; NASDAQ: THPSX; NASDAQ: TPBCX; NASDAQ: XDCGX; NASDAQ: XDHFX; NASDAQ: XDMFX; NASDAQ: XDNMX; NASDAQ: XDSMX; NASDAQ: XLEOX; OPPENHEIMER FUNDS INC; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; SCUDDER INVESTMENTS; STARS OPP; STULL; STULL BRODY; STULL BRODY ANNOUNCES CLASS ACTION AGAINST; TAX EXEMPT BOND; TEMPLETON INVESTMENTS; TZIVIA BRODY STULL; VAN KAMPEN INVESTMENTS; VAN KAMPEN INVESTMENTS AIM; VEST INVESTMENT SERVICES LLC; **WELLS FARGO**; **WELLS FARGO** CO; **WELLS FARGO** FINANCIAL; **WELLS FARGO** FUNDS; **WELLS FARGO** INVESTMENTS; **WELLS FARGO** INVESTMENTS LLC; **WELLS FARGO** MUTUAL FUNDS; **WELLS FARGO** PREFERRED FUNDS; **WELLS FARGO WELLS FARGO** FUNDS MANAGEMENT) (California Muni; Email Contact; Franklin Templeton Investments.; Funds; Funds Distributors; H.D .Vest; H.D. Vest; Lincoln; Municipal Bond; Preferred Funds; Shelf-Space Funds; Unbeknownst) (NEW YORK, NY) (NEW YORK, NY) KEYWORDS: (Class Action); (Professional Services:Legal)

TICKER SYMBOL: BLCAX:NASDAQ; BLCBX:NASDAQ; BLCCX:NASDAQ; BSFAX:NASDAQ; BSFBX:NASDAQ; BSFCX:NASDAQ; BSLYX:NASDAQ; BSOAX:NASDAQ; BSOBX:NASDAQ; BSOCX:NASDAQ; BSPAX:NASDAQ; BSPBX:NASDAQ; BSPCX:NASDAQ; BSSPX:NASDAQ; DAGVX:NASDAQ; DASGX:NASDAQ; DASMX:NASDAQ; DBCAX:NASDAQ; DBCBX:NASDAQ; DBCRX:NASDAQ; DBCTX:NASDAQ; DBCVX:NASDAQ; DBFTX:NASDAQ; DBGVX:NASDAQ; DBIMX:NASDAQ; DBIRX:NASDAQ; DBMIX:NASDAQ; DBNJX:NASDAQ; DBOAX:NASDAQ; DBOBX:NASDAQ; DBOCX:NASDAQ; DBORX:NASDAQ; DBOTX:NASDAQ; DBOZX:NASDAQ; DBPEX:NASDAQ; DBSGX:NASDAQ; DBSMX:NASDAQ; DBUCX:NASDAQ; DCAAX:NASDAQ; DCABX:NASDAQ; DCACX:NASDAQ; DCBAX:NASDAQ; DCBBX:NASDAQ; DCBCX:NASDAQ; DCBRX:NASDAQ; DCETX:NASDAQ; DCGVX:NASDAQ; DCIMX:NASDAQ; DCNJX:NASDAQ; DCOAX:NASDAQ; DCOBX:NASDAQ; DCOCX:NASDAQ; DCORX:NASDAQ; DCOTX:NASDAQ; DCPEX:NASDAQ; DCSGX:NASDAQ; DCSMX:NASDAQ; DCTIX:NASDAQ; DCVCX:NASDAQ; DCVFX:NASDAQ; DCVIX:NASDAQ; DCVTX:NASDAQ; DDMRX:NASDAQ; DDSTX:NASDAQ; DEIRX:NASDAQ; DFLAX:NASDAQ; DFLBX:NASDAQ; DFLIX:NASDAQ; DFLRX:NASDAQ; DFLTX:NASDAQ; DFSBX:NASDAQ; DFSFX:NASDAQ; DFVCX:NASDAQ; DFVRX:NASDAQ; DFVTX:NASDAQ; DGAGX:NASDAQ; DGICX:NASDAQ; DGIIX:NASDAQ; DGIRX:NASDAQ; DGITX:NASDAQ; DGLBX:NASDAQ; DGRIX:NASDAQ; DGRTX:NASDAQ; DGVRX:NASDAQ; DHCAX:NASDAQ; DHCBX:NASDAQ; DHCCX:NASDAQ; DHCRX:NASDAQ; DHCTX:NASDAQ; DIASX:NASDAQ; DIAVX:NASDAQ; DIBVX:NASDAQ; DICVX:NASDAQ;

DIEAX:NASDAQ; DIEBX:NASDAQ; DIECX:NASDAQ; DIERX:NASDAQ; DIETX:NASDAQ; DIGCX:NASDAQ; DIGFX:NASDAQ; DIGRX:NASDAQ; DIISX:NASDAQ; DIMAX:NASDAQ; DIM-BX:NASDAQ; DIMCX:NASDAQ; DIMRX:NASDAQ; DIRVX:NASDAQ; DISSX:NASDAQ; DITEX:NASDAQ; DITIX:NASDAQ; DITVX:NASDAQ; DIYAX:NASDAQ; DLCCX:NASDAQ; DLDBX:NASDAQ; DLD-CX:NASDAQ; DLDRX:NASDAQ; DLDTX:NASDAQ; DLGIX:NASDAQ; DLGRX:NASDAQ; DLHRX:NASDAQ; DLIIX:NASDAQ; DLIRX:NASDAQ; DLSTX:NASDAQ; DLTBX:NASDAQ; DLTSX:NASDAQ; DLVAX:NASDAQ; DLVBX:NASDAQ; DLVCX:NASDAQ; DLVRX:NASDAQ; DLVTX:NASDAQ; DMAIX:NASDAQ; DMBCX:NASDAQ; DMBZX:NASDAQ; DMCCX:NASDAQ; DMCGX:NASDAQ; DMCTX:NASDAQ; DMCVX:NASDAQ; DMEBX:NASDAQ; DMGTX:NASDAQ; DMSBX:NASDAQ; DM-SCX:NASDAQ; DMSTX:NASDAQ; DMUAX:NASDAQ; DMUBX:NASDAQ; DMUCX:NASDAQ; DMVBX:NASDAQ; DMVCX:NASDAQ; DMVPX:NASDAQ; DMVRX:NASDAQ; DMVTX:NASDAQ; DNJIX:NASDAQ; DNLAX:NASDAQ; DNLBX:NASDAQ; DNLCX:NASDAQ; DNLDX:NASDAQ; DNLRX:NASDAQ; DNLTX:NASDAQ; DPABX:NASDAQ; DPACX:NASDAQ; DPARX:NASDAQ; DPASX:NASDAQ; DPAVX:NASDAQ; DPBCX:NASDAQ; DPBSX:NASDAQ; DPBVX:NASDAQ; DPCAX:NASDAQ; DP-CBX:NASDAQ; DPCCX:NASDAQ; DPCRX:NASDAQ; DPCSX:NASDAQ; DPCTX:NASDAQ; DPCVX:NASDAQ; DPEBX:NASDAQ; DPECX:NASDAQ; DPERX:NASDAQ; DPFCX:NASDAQ; DPGCX:NASDAQ; DPI-AX:NASDAQ; DPIBX:NASDAQ; DPICX:NASDAQ; DPITX:NASDAQ; DPJAX:NASDAQ; DPJBX:NASDAQ; DPJCX:NASDAQ; DPJRX:NASDAQ; DPJTX:NASDAQ; DPLTX:NASDAQ; DPMAX:NASDAQ; DP-MGX:NASDAQ; DPMTX:NASDAQ; DPNTX:NASDAQ; DPOAX:NASDAQ; DPPAX:NASDAQ; DPRVX:NASDAQ; DPSAX:NASDAQ; DPSBX:NASDAQ; DPSCX:NASDAQ; DPSRX:NASDAQ; DPSTX:NASDAQ; DPTAX:NASDAQ; DPTGX:NASDAQ; DPTMX:NASDAQ; DPTRX:NASDAQ; DPVAX:NASDAQ; DPVCX:NASDAQ; DPVRX:NASDAQ; DPVTX:NASDAQ; DPWAX:NASDAQ; DPWRX:NASDAQ; DP-WTX:NASDAQ; DPYAX:NASDAQ; DPYBX:NASDAQ; DPYPX:NASDAQ; DPYSX:NASDAQ; DRBAX:NASDAQ; DRBDX:NASDAQ; DRCAX:NASDAQ; DRCBX:NASDAQ; DRCCX:NASDAQ; DRCRX:NASDAQ; DR-DEX:NASDAQ; DRELX:NASDAQ; DREQX:NASDAQ; DRERX:NASDAQ; DRFMX:NASDAQ; DRGBX:NASDAQ; DRGIX:NASDAQ; DRGLX:NASDAQ; DRGMX:NASDAQ; DRGVX:NASDAQ; DRITX:NASDAQ; DRL-BX:NASDAQ; DRMBX:NASDAQ; DRNIX:NASDAQ; DRNJX:NASDAQ; DRNYX:NASDAQ; DRPEX:NASDAQ; DRSGX:NASDAQ; DRSIX:NASDAQ; DRSMX:NASDAQ; DRTAX:NASDAQ; DRTCX:NASDAQ; DRTHX:NASDAQ; DSBAX:NASDAQ; DSBBX:NASDAQ; DSBPX:NASDAQ; DSCVX:NASDAQ; DSEAX:NASDAQ; DSEBX:NASDAQ; DSECX:NASDAQ; DSERX:NASDAQ; DSETX:NASDAQ; DSGAX:NASDAQ; DSGBX:NASDAQ; DSGCX:NASDAQ; DSGRX:NASDAQ; DSGTX:NASDAQ; DSHAX:NASDAQ; DSHBX:NASDAQ; DSHPX:NASDAQ; DSIBX:NASDAQ; DSIGX:NASDAQ; DSINX:NASDAQ; DSLAX:NASDAQ; DSLBX:NASDAQ; DSLCX:NASDAQ; DSLRX:NASDAQ; DSLTX:NASDAQ; DSMAX:NASDAQ; DSMBX:NASDAQ; DSMCX:NASDAQ; DSMRX:NASDAQ; DS-MTX:NASDAQ; DSORX:NASDAQ; DSPIX:NASDAQ; DSTBX:NASDAQ; DSTIX:NASDAQ; DSVAX:NASDAQ; DSVBX:NASDAQ; DSVCX:NASDAQ; DSVRX:NASDAQ; DSVTX:NASDAQ; DTBDX:NASDAQ; DTCAX:NASDAQ; DTCBX:NASDAQ; DTCCX:NASDAQ; DTCRX:NASDAQ; DTCTX:NASDAQ; DTG-BX:NASDAQ; DTGCX:NASDAQ; DTGRX:NASDAQ; DTGVX:NASDAQ; DTMBX:NASDAQ; DTMCX:NASDAQ; DTMGX:NASDAQ; DTMRX:NASDAQ; DTPEX:NASDAQ; DTPVX:NASDAQ; DVLAX:NASDAQ; DY-ADX:NASDAQ; DYAIX:NASDAQ; FDICX:NASDAQ; FDIDX:NASDAQ; FDIEX:NASDAQ; FDIRX:NASDAQ; FDISX:NASDAQ; FDITX:NASDAQ; FGVSX:NASDAQ; FOIAX:NASDAQ; FOICX:NASDAQ; FOIDX:NASDAQ; FOIEX:NASDAQ; FOIRX:NASDAQ; FOIUX:NASDAQ; FPSAX:NASDAQ; FPS-BX:NASDAQ; FPSCX:NASDAQ; FPSRX:NASDAQ; FPSSX:NASDAQ; FPSTX:NASDAQ; FRGDX:NASDAQ; FRGEX:NASDAQ; FRGFX:NASDAQ; FRGRX:NASDAQ; FRGYX:NASDAQ; FRGZX:NASDAQ; FRIBX:NASDAQ; FRICX:NASDAQ; FRIDX:NASDAQ; FRINX:NASDAQ; FRIRX:NASDAQ; FRI-

UX:NASDAQ; FRMAX:NASDAQ; FRMDX:NASDAQ; FRMEX:NASDAQ; FRMRX:NASDAQ; FRMUX:NASDAQ; FRMVX:NASDAQ; FRSCX:NASDAQ; FRSDX:NASDAQ; FRSFX:NASDAQ; FRSPX:NASDAQ; FRSRX:NASDAQ; FRSVX:NASDAQ; FWWAX:NASDAQ; FWWBX:NASDAQ; FWWCX:NASDAQ; FWWGX:NASDAQ; FWWRX:NASDAQ; FWWTX:NASDAQ; GCABX:NASDAQ; GMBDX:NASDAQ; PB-MAX:NASDAQ; PCMAX:NASDAQ; PCMIX:NASDAQ; PDBLX:NASDAQ; PEGAX:NASDAQ; PEGBX:NASDAQ; PEOPX:NASDAQ; PESPX:NASDAQ; PGMBX:NASDAQ; PGRCX:NASDAQ; PGROX:NASDAQ; PGW-BX:NASDAQ; PLTIX:NASDAQ; PMAZX:NASDAQ; PMCBX:NASDAQ; PMCCX:NASDAQ; PMDBX:NASDAQ; PMDCX:NASDAQ; PMIBX:NASDAQ; PMMNX:NASDAQ; PMNBX:NASDAQ; PMNCX:NASDAQ; PM-NIX:NASDAQ; PMUBX:NASDAQ; PNCCX:NASDAQ; PNYCX:NASDAQ; POHBX:NASDAQ; POHCX:NASDAQ; PPABX:NASDAQ; PPACX:NASDAQ; PRBAX:NASDAQ; PRBBX:NASDAQ; PRCAX:NASDAQ; PRCBX:NASDAQ; PRNBX:NASDAQ; PSCTX:NASDAQ; PSFBX:NASDAQ; PSFCX:NASDAQ; PSFLX:NASDAQ; PSGNX:NASDAQ; PSMAX:NASDAQ; PSMDX:NASDAQ; PSMIX:NASDAQ; PSMNX:NASDAQ; PSNOX:NASDAQ; PSNYX:NASDAQ; PSOHX:NASDAQ; PSTBX:NASDAQ; PS-VAX:NASDAQ; PTEBX:NASDAQ; PTHIX:NASDAQ; PTPAX:NASDAQ; PTXBX:NASDAQ; PTXCX:NASDAQ; PVABX:NASDAQ; PVACX:NASDAQ; THPBX:NASDAQ; THPSX:NASDAQ; TPBCX:NASDAQ; XD-CGX:NASDAQ; XDHFX:NASDAQ; XDMFX:NASDAQ; XDNMX:NASDAQ; XDSMX:NASDAQ; XLEOX:NASDAQ

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12/21/05 Internet Wire 00:00:00

Market Wire
Copyright 2005 Market Wire, Incorporated

December 21, 2005

Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased Federated Mutual Funds From Wells Fargo

NEW YORK, NY 12/21/05 NEW YORK, NY, 12/21/05 / MARKET WIRE/ -- Notice is hereby given that a class action lawsuit was filed on November 4, 2005 in the United States District Court for the Northern District of California against Wells Fargo & Company and certain of its affiliates, on behalf of those who purchased Federated mutual funds from Wells Fargo Investments, LLC (" Wells Fargo Investments") during the period between June 30, 2000 and June 8, 2005, inclusive (the "Class Period").

If you purchased Federated mutual funds, Wells Fargo mutual funds, or any funds participating in the Wells Fargo and H.D. Vest Investment Services, LLC ("H.D. Vest") revenue sharing programs (" Wells Fargo Preferred Funds" and "H.D. Vest Preferred Funds," as defined below) through a Wells Fargo Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class member's claim is typical of the claims of other class members, and that the class member will adequately represent the class. Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Stull, Stull & Brody, or other counsel of your choice, to serve as your counsel in this action. Stull, Stull & Brody has litigated many class actions for violations of securities laws in federal courts over the past 30 years and has obtained court approval of substantial settlements on numerous occasions. Stull, Stull & Brody maintains offices in both New York and Los Angeles.

The Federated mutual funds and their respective symbols are as follows:

Adjustable Rate Securities Fund (NASDAQ: FEUGX) (NASDAQ: FASSX) Alabama Municipal Cash Trust (NASDAQ: ALMXX) American Leaders Fund, Inc. (NASDAQ: FALDX) (NASDAQ: FALBX) (NASDAQ: FALCX) (NASDAQ: FALFX) (NASDAQ: FALKX) Arizona Municipal Cash Trust (NASDAQ: AZMXX) Automated Cash Management Trust (NASDAQ: ACCXX) (NASDAQ:

ACMXX) Automated Government Cash Reserves (NASDAQ: AGSXX) Automated Government Money Trust (NASDAQ: AGMXX) Automated Treasury Cash Reserves (NASDAQ: ATTXX) Bond Fund (NASDAQ: FDBAX) (NASDAQ: FDBBX) (NASDAQ: FDBCX) (NASDAQ: ISHIX) California Municipal Cash Trust (NASDAQ: CALXX) (NASDAQ: CAIXX) (NASDAQ: CACXX) California Municipal Income Fund (NASDAQ: FCMIX) (NASDAQ: CMUIX) Capital Appreciation Fund (NASDAQ: FEDEX) (NASDAQ: CPABX) (NASDAQ: CPACX) (NASDAQ: CPAKX) Capital Income Fund (NASDAQ: CAPAX) (NASDAQ: CAPBX) (NASDAQ: CAPCX) (NASDAQ: CAPFX) Communications Technology Fund (NASDAQ: FCTAX) (NASDAQ: FCTEX) (NASDAQ: FCTYX) Connecticut Municipal Cash Trust (NASDAQ: FCTXX) Conservative Allocation Fund (NASDAQ: FMCGX) (NASDAQ: FCGSX) Equity Income Fund, Inc. (NASDAQ: FLEIFX) (NASDAQ: LEIBX) (NASDAQ: LEICX) (NASDAQ: LFEIX) European Equity Fund (NASDAQ: EURAX) (NASDAQ: EURBX) (NASDAQ: EURCX) Florida Municipal Cash Trust (NASDAQ: FLCXX) (NASDAQ: FLMXX) Fund for U.S. Government Securities (NASDAQ: FUSGX) (NASDAQ: FUSBX) (NASDAQ: FUSCX) GNMA Trust (NASDAQ: FGMAX) (NASDAQ: FGSSX) Georgia Municipal Cash Trust (NASDAQ: GAMXX) Global Equity Fund (NASDAQ: FGEIX) (NASDAQ: FGEFX) (NASDAQ: FGEDX) Global Value Fund (NASDAQ: WUFAX) (NASDAQ: WUFBX) (NASDAQ: WUFCX) Government Cash Series (NASDAQ: CTGXX) Government Income Securities, Inc (NASDAQ: FGOAX) (NASDAQ: FGOBX) (NASDAQ: FGOCX) (NASDAQ: FGOIX) Government Obligations Fund(NASDAQ: GOIXX) (NASDAQ: GOSXX) (NASDAQ: GORXX) Government Obligations Tax-Managed Fund (NASDAQ: GOTXX) (NASDAQ: GTSXX) Government Ultrashort Duration Fund (NASDAQ: FGUAX) (NASDAQ: FGUSX) (NASDAQ: FEUSX) Growth Allocation Fund (NASDAQ: FMGPX) (NASDAQ: FMGSX) Growth Strategies Fund (NASDAQ: FGSAX) (NASDAQ: FGSBX) (NASDAQ: FGSCX) High Income Bond Fund, Inc. (NASDAQ: FHIIX) (NASDAQ: FHBBX) (NASDAQ: FHICX) High Yield Trust (NASDAQ: FHYTX) Income Trust (NASDAQ: FICMX) (NASDAQ: FITSX) Institutional High Yield Bond Fund (NASDAQ: FIHBX) Intermediate Income Fund (NASDAQ: FIIFX) (NASDAQ: INISX) Intermediate Municipal Trust (NASDAQ: FIMTX) (NASDAQ: FIMYX) International Bond Fund (NASDAQ: FTIIX) (NASDAQ: FTBBX) (NASDAQ: IFTIBX) International Capital Appreciation Fund (NASDAQ: IGFAX) (NASDAQ: IGFBX) (NASDAQ: IGFCX) International Equity Fund (NASDAQ: FTITX) (NASDAQ: FIEBX) (NASDAQ: FIECX) International High Income Fund (NASDAQ: IHIAX) (NASDAQ: IHIBX) (NASDAQ: IHICX) International Small Company (NASDAQ: ISCAX) (NASDAQ: ISCBX) (NASDAQ: ISCCX) International Value Fund (NASDAQ: FGFAX) (NASDAQ: FGFBX) (NASDAQ: FGFCX) Kaufmann Fund (NASDAQ: KAUAX) (NASDAQ: KAUBX) (NASDAQ: KAUCX) (NASDAQ: KAUFX) Kaufmann Small Cap Fund (NASDAQ: FKASX) (NASDAQ: FKBSX) (NASDAQ: FKCSX) Large Cap Growth Fund (NASDAQ: FLGAX) (NASDAQ: FLGBX) (NASDAQ: FLGCX) Liberty U.S. Government Money Market Trust (NASDAQ: LUGXX) (NASDAQ: LIBXX) Limited Duration Fund (NASDAQ: FTRLX) (NASDAQ: FTRDX) (NASDAQ: FLDIX) (NASDAQ: FLDSX) Limited Term Fund (NASDAQ: LTDFX) (NASDAQ: LTFSX) Limited Term Municipal Fund (NASDAQ: LMINX) Liquid Cash Trust (NASDAQ: LCTXX) Managed Income Portfolio (NASDAQ: FMIPX) (NASDAQ: FIPSX) Market Opportunity Fund (NASDAQ: FMAAX) (NASDAQ: FMBBX) (NASDAQ: FMRCX) Maryland Municipal Cash (NASDAQ: MDMXX) Massachusetts Municipal Cash Trust (NASDAQ: MMCXX) Master Trust (NASDAQ: FMTXX) Max-Cap Index Fund (NASDAQ: MXCCX) (NASDAQ: FISPX) (NASDAQ: FMXKX) (NASDAQ: FMXSX) Michigan Intermediate Municipal Trust (NASDAQ: MMIFX) Michigan Municipal Cash Trust (NASDAQ: MIIXX) (NASDAQ: MINXX) (NASDAQ: MIMXX) Mid-Cap Index Fund (NASDAQ: FMDCX) Mini-Cap Index Fund (NASDAQ: MNCCX) (NASDAQ: FMCPX) Minnesota

Municipal Cash Trust (NASDAQ: MNMXX) (NASDAQ: FEMXX) Moderate Allocation Fund (NASDAQ: FMMGX) (NASDAQ: FMMSX) Money Market Trust (NASDAQ: MMTXX) Mortgage Fund (NASDAQ: FGFIX) (NASDAQ: FGFSX) Muni and Stock Advantage Fund (NASDAQ: FMUAX) (NASDAQ: FMNBX) (NASDAQ: FMUCX) Municipal Cash Series (NASDAQ: CMSXX) (NASDAQ: MCTXX) Municipal Obligations Fund (NASDAQ: MFCXX) (NASDAQ: MOFXX) (NASDAQ: MOSXX) Municipal Opportunities Fund, Inc. (NASDAQ: FMOAX) (NASDAQ: FMOBX) (NASDAQ: FMNCX) (NASDAQ: FMTFX) Municipal Securities Fund, Inc. (NASDAQ: LMSFX) (NASDAQ: FMSBX) (NASDAQ: LMSCX) Municipal Ultrashort Fund (NASDAQ: FMUUX) (NASDAQ: FMUSX) New Jersey Municipal Cash Trust (NASDAQ: NJMXX) (NASDAQ: NJSXX) New York Municipal Cash Trust (NASDAQ: NYCXX) (NASDAQ: FNTXX) New York Municipal Income Fund (NASDAQ: NYIFX) (NASDAQ: NYIBX) North Carolina Municipal Cash Trust (NASDAQ: NCMXX) North Carolina Municipal Income Fund (NASDAQ: NCIFX) Ohio Municipal Cash Trust (NASDAQ: FOHXX) (NASDAQ: OHIXX) (NASDAQ: OHTXX) Ohio Municipal Income Fund (NASDAQ: OMIFX) Pennsylvania Municipal Cash Trust (NASDAQ: PACXX) (NASDAQ: PAMXX) (NASDAQ: FPAXX) Pennsylvania Municipal Income Fund (NASDAQ: PAMFX) (NASDAQ: FPABX) Prime Cash Obligations Fund (NASDAQ: PCCXX) (NASDAQ: PCOXX) (NASDAQ: PRCXX) Prime Cash Series (NASDAQ: CTPXX) Prime Obligations Fund (NASDAQ: POIXX) (NASDAQ: PRSXX) (NASDAQ: POLXX) Prime Value Obligations Fund (NASDAQ: PVCXX) (NASDAQ: PVOXX) (NASDAQ: PVSXX) Short-Term Income Fund (NASDAQ: FSTIX) (NASDAQ: FSISX) Short-Term Municipal Trust (NASDAQ: FSHIX) (NASDAQ: FSHSX) Short-Term U.S. Government Trust (NASDAQ: FSUXX) Stock Trust (NASDAQ: FSTKX) Stock and Bond Fund, Inc. (NASDAQ: FSTBX) (NASDAQ: FSBBX) (NASDAQ: FSBCX) (NASDAQ: FSBKX) Strategic Income Fund (NASDAQ: STIAX) (NASDAQ: SINBX) (NASDAQ: SINCX) (NASDAQ: STFSX) Tax-Free Instruments Trust (NASDAQ: TFIXX) (NASDAQ: TFSXX) Tax-Free Obligations Fund (NASDAQ: TBIXX) (NASDAQ: TBSXX) (NASDAQ: TBTXX) Tax-Free Trust (NASDAQ: FTFXX) Total Return Bond Fund (NASDAQ: TLRAX) (NASDAQ: TLRBX) (NASDAQ: TLRCX) (NASDAQ: FTRBX) (NASDAQ: FTRKX) (NASDAQ: FTRFX) Total Return Government Bond Fund (NASDAQ: FTRGX) (NASDAQ: FTGSX) Treasury Cash Series (NASDAQ: CTTXX) (NASDAQ: CTWXX) Treasury Obligations Fund (NASDAQ: TOCXX) (NASDAQ: TOIXX) (NASDAQ: TOSXX) (NASDAQ: TOTXX) Trust for Government Cash Reserves (NASDAQ: TGCXX) Trust for Short-Term U.S. Government Securities (NASDAQ: TUSXX) Trust for U.S. Treasury Obligations (NASDAQ: TTOXX) U.S. Government Bond Fund (NASDAQ: FEDBX) U.S. Government Securities Fund:1-3 Years (NASDAQ: FSGVX) (NASDAQ: UFSGIX) (NASDAQ: FSGTX) U.S. Government Securities Fund:2-5 Years (NASDAQ: FIGTX) (NASDAQ: FIGKX) (NASDAQ: FIGIX) U.S. Treasury Cash Reserves (NASDAQ: UTIXX) (NASDAQ: TISXX) Ultrashort Bond Fund (NASDAQ: FULAX) (NASDAQ: FULIX) (NASDAQ: FULBX) Virginia Municipal Cash Trust (NASDAQ: VAIXX) (NASDAQ: VACXX)

The **Wells Fargo** Preferred Funds include mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors, LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and **Wells Fargo** Mutual Funds.

The H.D. Vest Preferred Funds include mutual funds in the following mutual fund families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, **Wells Fargo** Funds, American Funds, and Franklin Templeton Investments.

The action is pending in the United States District Court for the **Northern District** of California against defendant **Wells Fargo** & Company and certain of its affiliated entities. The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push **Wells Fargo** Investments and H.D. Vest sales personnel to steer clients into purchasing certain **Wells Fargo** Funds and **Wells Fargo** and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to **Wells Fargo** and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. **Wells Fargo** Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.

The action also includes a subclass of persons who held any shares of **Wells Fargo** Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of **Wells Fargo**, **Wells Fargo** Funds Management, created further undisclosed material conflicts of interest by entering into **revenue sharing** agreements with brokers at **Wells Fargo** Investments and H.D. Vest to push investors into **Wells Fargo** Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.

The action includes a second subclass of persons who purchased a **Wells Fargo** Financial Plan that held **Wells Fargo** Funds. The **Wells Fargo** Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.

If you wish to discuss this action or have any questions concerning this notice or your rights or interests with respect to these matters, please contact Tzivia Brody at Stull, Stull & Brody by calling toll-free 1-800-337-4983, or by e-mail at SSBNY@aol.com, or by fax at 212/490-2022, or by writing to Stull, Stull & Brody, 6

East 45th Street, New York, NY 10017. You can also visit our website at www.ssbny.com.

Contact:
Tzivia Brody
Stull, Stull & Brody
toll-free 1-800-337-4983
e-mail Email Contact
fax 212/490-2022
website www.ssbny.com

---- INDEX REFERENCES ----

COMPANY: FMR CORP; WELLS FARGO AND CO; INTERMEDIATE MUNICIPAL TRUST/; TAX FREE INSTRUMENTS TRUST; CIA LLC; FIDELITY INVESTMENT SERVICES LTD; FIDELITY ABERDEEN STREET TRUST; PIONEER INVESTMENT MANAGEMENT INC; FEDERATED STOCK AND BOND FUND INC; PUTNAM INVESTMENTS; INCOME TRUST; CALIFORNIA MUNICIPAL CASH TRUST; LIMITED TERM MUNICIPAL FUND; WELLS FARGO AND CO CALIFORNIA; FIDELITY SELECT PORTFOLIOS; GLOBAL EQUITY FUND; MONEY MARKET TRUST; VAN KAMPEN INVESTMENTS; WELLS FARGO INVESTMENTS LLC; FEDERAL EXPRESS INTERNATIONAL INC; WACHOVIA CORP; MASTER TRUST; JAPAN FUND INC; FIDELITY INVESTMENT; DELAWARE INVESTMENTS; OPPENHEIMER TRANSITION 2010 FUND; FIDELITY INCOME FUND; LIQUID CASH TRUST; FIDELITY INVESTMENTS; OPPENHEIMER FUNDS INC; FEDERATED AMERICAN LEADERS FUND INC; DREYFUS CORP (THE); OPPENHEIMER TRANSITION 2020 FUND; DELAWARE MANAGEMENT HOLDINGS CO INC; ASSET MANAGEMENT; AUTOMATED CASH MANAGEMENT TRUST; OPPENHEIMER TRANSITION 2030 FUND; EVERGREEN INVESTMENTS; GLOBAL GROWTH 100 FUND; FEDERAL EXPRESS INTERNATIONAL FRANCE SNC; BOND FUND; NEW YORK MUNICIPAL CASH TRUST; AUTOMATED GOVERNMENT MONEY TRUST; FIDELITY INVESTMENTS INSTITUTIONAL SERVICES CO INC; FEDEX EXPRESS CORP; MICHIGAN COATING PRODUCTS; MARSH AND MCLENNAN COS INC; FIDELITY FINANCIAL TRUST

NEWS SUBJECT: (Legal (1LE33); Major Corporations (1MA93); Economics & Trade (1EC26); Business Litigation (1BU04); Government (1GO80); Business Lawsuits & Settlements (1BU19))

INDUSTRY: (Investment Management (1IN34); Personal Financial Planning (1PE18); Banking (1BA20); Financial Services Regulatory (1FI03); Financial Services Products (1FI16); Mutual Funds (1MU87); Securities Investment (1SE57); Financial Services (1FI37))

REGION: (North America (1NO39); New York (1NE72); USA (1US73); Americas (1AM92); California (1CA98); Ohio (1OH35); North Carolina (1NO26); Michigan (1MI45); Pennsylvania (1PE71))

Language: EN

OTHER INDEXING: (ADJUSTABLE RATE SECURITIES FUND; ALABAMA MUNICIPAL CASH TRUST; ALLIANCE BERNSTEIN INVESTMENT RESEARCH; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; AMERICAN LEADERS FUND INC; ARIZONA MUNICIPAL CASH TRUST; ASSET MANAGEMENT; AUTOMATED CASH MANAGEMENT TRUST; AUTOMATED GOVERNMENT CASH RESERVES; AUTOMATED GOVERNMENT MONEY TRUST; AUTOMATED TREASURY CASH RESERVES; BOND FUND; CALIFORNIA MUNICIPAL CASH TRUST; COMMUNICATIONS TECHNOLOGY FUND; CONNECTICUT MUNICIPAL CASH TRUST; CONSERVATIVE ALLOCATION FUND; DELAWARE INVESTMENTS; DISTRIBUTORS INC; DREYFUS SERVICE CORP; EATON VANCE MANAGED INVESTMENTS; EUROPEAN EQUITY FUND; EVERGREEN INVESTMENTS; FEDERATED; FEDEX; FIDELITY INVESTMENTS; FLORIDA MUNICIPAL CASH TRUST; FSTIX; FULL SERVICE; GLOBAL EQUITY FUND; GNMA TRUST; GOVERNMENT CASH SERIES; GOVERNMENT OBLIGATIONS FUND; GOVERNMENT ULTRASHORT DURATION FUND; GROWTH ALLOCATION FUND; GROWTH STRATEGIES FUND; HIGH YIELD TRUST; INCOME TRUST; INSTITUTIONAL HIGH YIELD BOND FUND; INTERMEDIATE MUNICIPAL TRUST; INTERNATIONAL BOND FUND; INTERNATIONAL CAPITAL; INTERNATIONAL EQUITY FUND; INTERNATIONAL SMALL CO; INTERNATIONAL VALUE; INVESTMENT; INVESTMENT MANAGEMENT; INVESTMENTS; JERSEY MUNICIPAL CASH TRUST; JOHN HANCOCK FUNDS WELLS FARGO FUNDS; KAUFMANN FUND; KAUFMANN SMALL CAP FUND; LARGE CAP GROWTH FUND; LIBERTY U S GOVERNMENT MONEY MARKET TRUST; LIMITED DURATION FUND; LIMITED TERM FUND; LIMITED TERM MUNICIPAL FUND; LIQUID CASH TRUST; LLC; MARKET OPPORTUNITY FUND; MARYLAND MUNICIPAL CASH; MASSACHUSETTS MUNICIPAL CASH TRUST; MASTER TRUST; MAX CAP INDEX FUND; MICHIGAN INTERMEDIATE MUNICIPAL TRUST; MICHIGAN MUNICIPAL CASH TRUST; MID CAP INDEX FUND; MINI CAP INDEX FUND; MINNESOTA MUNICIPAL CASH TRUST; MODERATE ALLOCATION FUND; MONEY MARKET TRUST; MORTGAGE FUND; MUNI AND STOCK ADVANTAGE FUND; MUNICIPAL CASH SERIES; MUNICIPAL CASH TRUST; MUNICIPAL OBLIGATIONS FUND; MUNICIPAL OPPORTUNITIES FUND INC; MUNICIPAL SECURITIES FUND INC; MUNICIPAL ULTRASHORT FUND; NASDAQ: ACCXX; NASDAQ: ACMXX; NASDAQ: AGMXX; NASDAQ: AGSXX; NASDAQ: ALMXX; NASDAQ: ATTXX; NASDAQ: AZMXX; NASDAQ: CACXX; NASDAQ: CAIXX; NASDAQ: CALXX; NASDAQ: CAPAX; NASDAQ: CAPBX; NASDAQ: CAPCX; NASDAQ: CAPFX; NASDAQ: CMSXX; NASDAQ: CMUIX; NASDAQ: CPABX; NASDAQ: CPACX; NASDAQ: CPAKX; NASDAQ: CTGXX; NASDAQ: CTPXX; NASDAQ: CTTXX; NASDAQ: CTWXX; NASDAQ: EURAX; NASDAQ: EURBX; NASDAQ: EURCX; NASDAQ: FALBX; NASDAQ: FALCX; NASDAQ: FALDX; NASDAQ: FALFX; NASDAQ: FALKX; NASDAQ: FASSX; NASDAQ: FCGSX; NASDAQ: FCMIX; NASDAQ: FCTAX; NASDAQ: FCTEX; NASDAQ: FCTXX; NASDAQ: FCTYX; NASDAQ: FDBAX; NASDAQ: FDBBX; NASDAQ: FDBCX; NASDAQ: FEDBX; NASDAQ: FEMXX; NASDAQ: FEUGX; NASDAQ: FEUSX; NASDAQ: FGEDX; NASDAQ: FGEFX; NASDAQ: FGEIX; NASDAQ: FGFAX; NASDAQ: FGFBX; NASDAQ: FGFCX; NASDAQ: FGFIX; NASDAQ: FGFSX; NASDAQ: FGMAX; NASDAQ: FGOAX; NASDAQ: FGOBX; NASDAQ: FGOCX; NASDAQ: FGOIX; NASDAQ: FGSAX; NASDAQ: FGSBX; NASDAQ: FGSCX; NASDAQ: FGSSX; NASDAQ: FGUAX; NASDAQ: FGUSX; NASDAQ: FHBBX; NASDAQ: FHICX; NASDAQ: FHIIX; NASDAQ: FHYTX; NASDAQ: FICMX; NASDAQ: FIEBX; NASDAQ: FIECX; NASDAQ: FIGIX; NASDAQ: FIGKX; NASDAQ: FIGTX; NASDAQ: FIHBX; NASDAQ: FIIFX; NASDAQ: FIMTX; NASDAQ: FIMYX; NASDAQ: FIPSX; NASDAQ: FISPX; NASDAQ: FITSX; NASDAQ: FKASX; NASDAQ: FKBSX; NASDAQ: FKCSX; NASDAQ: FLCXX; NASDAQ: FLDIX; NASDAQ: FLDSX; NASDAQ: FLEIFX; NASDAQ: FLGAX; NASDAQ: FLGBX; NASDAQ: FLGCX; NASDAQ: FLMXX; NASDAQ: FMAAX; NASDAQ: FMBBX; NASDAQ: FMCGX; NASDAQ: FMCPX; NASDAQ: FMDCX; NASDAQ: FMGPX; NASDAQ: FMGSX; NASDAQ: FMIPX; NASDAQ: FMMGX; NASDAQ: FMMSX; NASDAQ: FMNBX; NASDAQ: FMNCX; NASDAQ: FMOAX; NASDAQ: FMOBX; NASDAQ: FMRCX; NASDAQ: FMSBX; NASDAQ: FMTFX; NASDAQ: FMTXX; NASDAQ: FMUAX; NASDAQ: FMUCX;

NASDAQ: FMUSX; NASDAQ: FMUUX; NASDAQ: FMXKX; NASDAQ: FMXSX; NASDAQ: FNTXX; NASDAQ: FOHXX; NASDAQ: FPABX; NASDAQ: FPAXX; NASDAQ: FSBBX; NASDAQ: FSBCX; NASDAQ: FSBKX; NASDAQ: FSGTX; NASDAQ: FSGVX; NASDAQ: FSHIX; NASDAQ: FSHSX; NASDAQ: FSISX; NASDAQ: FSTBX; NASDAQ: FSTKX; NASDAQ: FSUXX; NASDAQ: FTBBX; NASDAQ: FTFXX; NASDAQ: FTGSX; NASDAQ: FTIIX; NASDAQ: FTITX; NASDAQ: FTRBX; NASDAQ: FTRDX; NASDAQ: FTRFX; NASDAQ: FTRGX; NASDAQ: FTRKX; NASDAQ: FTRLX; NASDAQ: FULAX; NASDAQ: FULBX; NASDAQ: FULIX; NASDAQ: FUSBX; NASDAQ: FUSCX; NASDAQ: FUSGX; NASDAQ: GAMXX; NASDAQ: GOIXX; NASDAQ: GORXX; NASDAQ: GOSXX; NASDAQ: GOTXX; NASDAQ: GTSXX; NASDAQ: IFTIBX; NASDAQ: IGFAX; NASDAQ: IGFBX; NASDAQ: IGFCX; NASDAQ: IHIAX; NASDAQ: IHIBX; NASDAQ: IHICX; NASDAQ: INISX; NASDAQ: ISCAX; NASDAQ: ISCBX; NASDAQ: ISCCX; NASDAQ: ISHIX; NASDAQ: KAUAX; NASDAQ: KAUBX; NASDAQ: KAUCX; NASDAQ: KAUFX; NASDAQ: LCTXX; NASDAQ: LEIBX; NASDAQ: LEICX; NASDAQ: LFEIX; NASDAQ: LIBXX; NASDAQ: LMINX; NASDAQ: LMSCX; NASDAQ: LMSFX; NASDAQ: LTDFX; NASDAQ: LTFSX; NASDAQ: LUGXX; NASDAQ: MCTXX; NASDAQ: MDMXX; NASDAQ: MFCXX; NASDAQ: MIIXX; NASDAQ: MIMXX; NASDAQ: MINXX; NASDAQ: MMCXX; NASDAQ: MMIFX; NASDAQ: MMTXX; NASDAQ: MNCCX; NASDAQ: MNMXX; NASDAQ: MOFXX; NASDAQ: MOSXX; NASDAQ: MXCCX; NASDAQ: NCIFX; NASDAQ: NCMXX; NASDAQ: NJMXX; NASDAQ: NJSXX; NASDAQ: NYCXX; NASDAQ: NYIBX; NASDAQ: NYIFX; NASDAQ: OHIXX; NASDAQ: OHTXX; NASDAQ: OMIFX; NASDAQ: PACXX; NASDAQ: PAMFX; NASDAQ: PAMXX; NASDAQ: PCCXX; NASDAQ: PCOXX; NASDAQ: POIXX; NASDAQ: POLXX; NASDAQ: PRCXX; NASDAQ: PRSXX; NASDAQ: PVCXX; NASDAQ: PVOXX; NASDAQ: PVSXX; NASDAQ: SINBX; NASDAQ: SINCX; NASDAQ: STFSX; NASDAQ: STIAX; NASDAQ: TBIXX; NASDAQ: TBSXX; NASDAQ: TBTXX; NASDAQ: TFIXX; NASDAQ: TFSXX; NASDAQ: TGCXX; NASDAQ: TISXX; NASDAQ: TLRAX; NASDAQ: TLRBX; NASDAQ: TLRCX; NASDAQ: TOCXX; NASDAQ: TOIXX; NASDAQ: TOSXX; NASDAQ: TOTXX; NASDAQ: TTOXX; NASDAQ: TUSXX; NASDAQ: UFSGIX; NASDAQ: UTIXX; NASDAQ: VACXX; NASDAQ: VAIXX; NASDAQ: WUFAX; NASDAQ: WUFBX; NASDAQ: WUFCX; NEW YORK MUNICIPAL CASH TRUST; NEW YORK MUNICIPAL INCOME FUND; OHIO MUNICIPAL CASH TRUST; OHIO MUNICIPAL INCOME FUND; OPPENHEIMER FUNDS INC; PENNSYLVANIA MUNICIPAL CASH TRUST; PIONEER INVESTMENT MANAGEMENT INC; PRIME CASH OBLIGATIONS FUND; PRIME CASH SERIES; PRIME OBLIGATIONS FUND; PUTNAM INVESTMENTS; SCUDDER INVESTMENTS; STOCK AND BOND FUND INC; STOCK TRUST; STULL; STULL BRODY; STULL BRODY ANNOUNCES CLASS ACTION AGAINST; TAX FREE INSTRUMENTS TRUST; TAX FREE OBLIGATIONS FUND; TAX FREE TRUST; TEMPLETON INVESTMENTS; TOTAL RETURN BOND FUND; TOTAL RETURN GOVERNMENT BOND FUND; TREASURY CASH SERIES; TREASURY OBLIGATIONS FUND; TZIVIA BRODY STULL; US TREASURY CASH RESERVES; US TREASURY OBLIGATIONS; ULTRASHORT BOND FUND; VAN KAMPEN INVESTMENTS; VAN KAMPEN INVESTMENTS AIM; VEST INVESTMENT SERVICES LLC; VIRGINIA MUNICIPAL CASH TRUST; **WELLS FARGO**; **WELLS FARGO** CO; **WELLS FARGO** FINANCIAL; **WELLS FARGO** FINANCIAL PLAN; **WELLS FARGO** FUNDS; **WELLS FARGO** INVESTMENTS; **WELLS FARGO** INVESTMENTS LLC; **WELLS FARGO** MUTUAL FUNDS; **WELLS FARGO** PREFERRED FUNDS; **WELLS FARGO WELLS FARGO** FUNDS MANAGEMENT) (Cash Trust; Email Contact; Franklin Templeton Investments.; Funds; Funds Distributors; H.D. Vest; Lincoln; Preferred Funds; Shelf-Space Funds; Unbeknownst) (NEW YORK, NY) (NEW YORK, NY)
KEYWORDS: (Class Action); (Professional Services:Legal)

TICKER SYMBOL: ACCXX:NASDAQ; ACMXX:NASDAQ; AGMXX:NASDAQ; AGSXX:NASDAQ; ALMXX:NASDAQ; ATTXX:NASDAQ; AZMXX:NASDAQ; CACXX:NASDAQ; CAIXX:NASDAQ; CALXX:NASDAQ; CAPAX:NASDAQ; CAPBX:NASDAQ; CAPCX:NASDAQ; CAPFX:NASDAQ; CM-

SXX:NASDAQ; CMUIX:NASDAQ; CPABX:NASDAQ; CPACX:NASDAQ; CPAKX:NASDAQ; CTGXX:NASDAQ; CTPXX:NASDAQ; CTTXX:NASDAQ; CTWXX:NASDAQ; EURAX:NASDAQ; EURBX:NASDAQ; EURCX:NASDAQ; FALBX:NASDAQ; FALCX:NASDAQ; FALDX:NASDAQ; FALFX:NASDAQ; FALKX:NASDAQ; FASSX:NASDAQ; FCGSX:NASDAQ; FCMIX:NASDAQ; FCTAX:NASDAQ; FC-TEX:NASDAQ; FCTXX:NASDAQ; FCTYX:NASDAQ; FDBAX:NASDAQ; FDBBX:NASDAQ; FDBCX:NASDAQ; FEDBX:NASDAQ; FEDEX:NASDAQ; FEMXX:NASDAQ; FEUGX:NASDAQ; FEUSX:NASDAQ; FGEDX:NASDAQ; FGEFX:NASDAQ; FGEIX:NASDAQ; FGFAX:NASDAQ; FGFBX:NASDAQ; FG-FCX:NASDAQ; FGFIX:NASDAQ; FGFSX:NASDAQ; FGMAX:NASDAQ; FGOAX:NASDAQ; FGOBX:NASDAQ; FGOCX:NASDAQ; FGOIX:NASDAQ; FGSAX:NASDAQ; FGSBX:NASDAQ; FGSCX:NASDAQ; FGSSX:NASDAQ; FGUAX:NASDAQ; FGUSX:NASDAQ; FHBBX:NASDAQ; FHICX:NASDAQ; FHIIX:NASDAQ; FHYTX:NASDAQ; FICMX:NASDAQ; FIEBX:NASDAQ; FIECX:NASDAQ; FIGIX:NASDAQ; FIGKX:NASDAQ; FIGTX:NASDAQ; FIHBX:NASDAQ; FIIFX:NASDAQ; FIMTX:NASDAQ; FIMYX:NASDAQ; FIPSX:NASDAQ; FISPX:NASDAQ; FITSX:NASDAQ; FKASX:NASDAQ; FKBSX:NASDAQ; FKCSX:NASDAQ; FLCXX:NASDAQ; FLDIX:NASDAQ; FLD-SX:NASDAQ; FLEIFX:NASDAQ; FLGAX:NASDAQ; FLGBX:NASDAQ; FLGCX:NASDAQ; FLMXX:NASDAQ; FMAAX:NASDAQ; FMBBX:NASDAQ; FMCGX:NASDAQ; FMCPX:NASDAQ; FMDCX:NASDAQ; FMG-PX:NASDAQ; FMGSX:NASDAQ; FMIPX:NASDAQ; FMMGX:NASDAQ; FMMSX:NASDAQ; FMNBX:NASDAQ; FMNCX:NASDAQ; FMOAX:NASDAQ; FMOBX:NASDAQ; FMRCX:NASDAQ; FMSBX:NASDAQ; FMT-FX:NASDAQ; FMTXX:NASDAQ; FMUAX:NASDAQ; FMUCX:NASDAQ; FMUSX:NASDAQ; FMUUX:NASDAQ; FMXKX:NASDAQ; FMXSX:NASDAQ; FNTXX:NASDAQ; FOHXX:NASDAQ; FPABX:NASDAQ; FPAXX:NASDAQ; FSBBX:NASDAQ; FSBCX:NASDAQ; FSBKX:NASDAQ; FSGTX:NASDAQ; FS-GVX:NASDAQ; FSHIX:NASDAQ; FSHSX:NASDAQ; FSISX:NASDAQ; FSTBX:NASDAQ; FSTIX:NASDAQ; FSTKX:NASDAQ; FSUXX:NASDAQ; FTBBX:NASDAQ; FTFXX:NASDAQ; FTGSX:NASDAQ; FTIIX:NASDAQ; FTITX:NASDAQ; FTRBX:NASDAQ; FTRDX:NASDAQ; FTRFX:NASDAQ; FTRGX:NASDAQ; FTRKX:NASDAQ; FTRLX:NASDAQ; FULAX:NASDAQ; FULBX:NASDAQ; FULIX:NASDAQ; FUSBX:NASDAQ; FUSCX:NASDAQ; FUSGX:NASDAQ; GAMXX:NASDAQ; GOIXX:NASDAQ; GORXX:NASDAQ; GOSXX:NASDAQ; GOTXX:NASDAQ; GTSXX:NASDAQ; IFT-IBX:NASDAQ; IGFAX:NASDAQ; IGFBX:NASDAQ; IGFCX:NASDAQ; IHIAX:NASDAQ; IHIBX:NASDAQ; IHICX:NASDAQ; INISX:NASDAQ; ISCAX:NASDAQ; ISCBX:NASDAQ; ISCCX:NASDAQ; ISHIX:NASDAQ; KAUAX:NASDAQ; KAUBX:NASDAQ; KAUCX:NASDAQ; KAUFX:NASDAQ; LCTXX:NASDAQ; LEIBX:NASDAQ; LEICX:NASDAQ; LFEIX:NASDAQ; LIBXX:NASDAQ; LMINX:NASDAQ; LMSCX:NASDAQ; LMSFX:NASDAQ; LTDFX:NASDAQ; LTFSX:NASDAQ; LUGXX:NASDAQ; MCTXX:NASDAQ; MDMXX:NASDAQ; MFCXX:NASDAQ; MIIXX:NASDAQ; MIMXX:NASDAQ; MINXX:NASDAQ; MMCXX:NASDAQ; MMIFX:NASDAQ; MMTXX:NASDAQ; MNC-CX:NASDAQ; MNMXX:NASDAQ; MOFXX:NASDAQ; MOSXX:NASDAQ; MXCCX:NASDAQ; NCIFX:NASDAQ; NCMXX:NASDAQ; NJMXX:NASDAQ; NJSXX:NASDAQ; NYCXX:NASDAQ; NYIBX:NASDAQ; NYI-FX:NASDAQ; OHIXX:NASDAQ; OHTXX:NASDAQ; OMIFX:NASDAQ; PACXX:NASDAQ; PAMFX:NASDAQ; PAMXX:NASDAQ; PCCXX:NASDAQ; PCOXX:NASDAQ; POIXX:NASDAQ; POLXX:NASDAQ; PRCXX:NASDAQ; PRSXX:NASDAQ; PVCXX:NASDAQ; PVOXX:NASDAQ; PVSXX:NASDAQ; SIN-BX:NASDAQ; SINCX:NASDAQ; STFSX:NASDAQ; STIAX:NASDAQ; TBIXX:NASDAQ; TBSXX:NASDAQ; TBTXX:NASDAQ; TFIXX:NASDAQ; TFSXX:NASDAQ; TGCXX:NASDAQ; TISXX:NASDAQ; TLRAX:NASDAQ; TLRBX:NASDAQ; TLRCX:NASDAQ; TOCXX:NASDAQ; TOIXX:NASDAQ; TOSXX:NASDAQ; TOTXX:NASDAQ; TTOXX:NASDAQ; TUSXX:NASDAQ; UFSGIX:NASDAQ; UTIXX:NASDAQ; VACXX:NASDAQ; VAIXX:NASDAQ; WUFAX:NASDAQ; WUFBX:NASDAQ; WUFCX:NASDAQ

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12/21/05 INTERNETWIRE 00:00:00
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12/22/05 Internet Wire 00:00:00

Market Wire
Copyright 2005 Market Wire, Incorporated

December 22, 2005

Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased Pioneer Mutual Funds From Wells Fargo

NEW YORK, NY 12/22/05 NEW YORK, NY, 12/22/05 / MARKET WIRE/ -- Notice is hereby given that a class action lawsuit was filed on November 4, 2005 in the United States District Court for the Northern District of California against **Wells Fargo** & Company and certain of its affiliates, on behalf of those who purchased Pioneer mutual funds from **Wells Fargo** Investments, LLC (" **Wells Fargo** Investments") during the period between June 30, 2000 and June 8, 2005, inclusive (the "Class Period").

If you purchased Pioneer mutual funds, **Wells Fargo** mutual funds, or any funds participating in the **Wells Fargo** and H.D. Vest Investment Services, LLC ("H.D. Vest") **revenue sharing** programs (" **Wells Fargo** Preferred Funds" and "H.D. Vest Preferred Funds," as defined below) through a **Wells Fargo** Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class member's claim is typical of the claims of other class members, and that the class member will adequately represent the class. Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Stull, Stull & Brody, or other counsel of your choice, to serve as your counsel in this action. Stull, Stull & Brody has litigated many class actions for violations of securities laws in federal courts over the past 30 years and has obtained court approval of substantial settlements on numerous occasions. Stull, Stull & Brody maintains offices in both New York and Los Angeles.

The Pioneer mutual funds and their respective symbols are as follows:

Pioneer (NASDAQ: PIODX) (NASDAQ: PBODX) (NASDAQ: PCODX) (NASDAQ: PFIOX) (NASDAQ: PIORX) (NASDAQ: PYODX) Pioneer America Income Trust (NASDAQ: PUSGX) (NASDAQ: PBUSX) (NASDAQ: PCUSX) (NASDAQ: PUSIX) Pioneer AmPac Growth (NASDAQ: PAPRX) (NASDAQ: PRABX) (NASDAQ: PRRCX) (NASDAQ: PRFRX) Pioneer Balanced (NASDAQ: MOMIX)

(NASDAQ: PBMIX) (NASDAQ: PCMPX) (NASDAQ: MOIIX) Pioneer Bond (NASDAQ: PIOBX) (NASDAQ: PBOBX) (NASDAQ: PCYBX) (NASDAQ: BFIOX) (NASDAQ: PBFRX) (NASDAQ: PICYX) Pioneer CA Tax Free Income (NASDAQ: CATAX) (NASDAQ: CATBX) (NASDAQ: CATCX) (NASDAQ: CATIX) Pioneer Cullen Value (NASDAQ: CVFCX) (NASDAQ: CVFBX) (NASDAQ: CVCFX) (NASDAQ: CVFYX) Pioneer Emerging Markets (NASDAQ: PEMFX) (NASDAQ: PBEFX) (NASDAQ: PCEFX) (NASDAQ: PYEFX) Pioneer Equity Opportunity (NASDAQ: PEOFX) (NASDAQ: PEOBX) (NASDAQ: PEOCX) Pioneer Equity-Income (NASDAQ: PEQIX) (NASDAQ: PBEQX) (NASDAQ: PCEQX) (NASDAQ: PQIRX) (NASDAQ: PYEQX) Pioneer Europe Select Equity (NASDAQ: PERAX) (NASDAQ: PERBX) (NASDAQ: PERCX) Pioneer Global High Yield (NASDAQ: PGHYX) (NASDAQ: PGHBX) (NASDAQ: PGYCX) Pioneer Growth (NASDAQ: MOMGX) (NASDAQ: PBMGX) (NASDAQ: PCMGX) (NASDAQ: MOIGX) (NASDAQ: PGRRX) (NASDAQ: PYMGX) Pioneer Growth Leaders (NASDAQ: LRPSX) (NASDAQ: LRPBX) (NASDAQ: LRPCX) (NASDAQ: LRPRX) Pioneer Growth Opportunities (NASDAQ: PGOFX) (NASDAQ: GOFBX) (NASDAQ: GOFCX) (NASDAQ: PGIFX) Pioneer High Yield (NASDAQ: TAHYX) (NASDAQ: TBHYX) (NASDAQ: PYICX) (NASDAQ: TAHIX) (NASDAQ: TYHRX) (NASDAQ: TYHYX) Pioneer Ibbotson Aggressive Allocation (NASDAQ: PIAAX) (NASDAQ: IALBX) (NASDAQ: IALCX) Pioneer Ibbotson Conservative Alloc (NASDAQ: PIAVX) (NASDAQ: PIBVX) (NASDAQ: PICVX) Pioneer Ibbotson Growth Allocation (NASDAQ: GRAAX) (NASDAQ: GRABX) (NASDAQ: GRACX) Pioneer Ibbotson Moderate Allocation (NASDAQ: PIALX) (NASDAQ: PIBLX) (NASDAQ: PIDCX) Pioneer Independence (NASDAQ: PINDX) Pioneer International Equity (NASDAQ: PIWEX) (NASDAQ: PBWEX) (NASDAQ: PCWEX) (NASDAQ: IEIPX) (NASDAQ: PIEYX) Pioneer International Value (NASDAQ: PIIFX) (NASDAQ: PBIFX) (NASDAQ: PCITX) Pioneer Mid-Cap Growth (NASDAQ: PITHX) (NASDAQ: PBMDX) (NASDAQ: PCMCX) (NASDAQ: PMCYX) Pioneer Mid-Cap Value (NASDAQ: PCGRX) (NASDAQ: PBCGX) (NASDAQ: PCCGX) (NASDAQ: PGCIX) (NASDAQ: PCMRX) (NASDAQ: PYCGX) Pioneer Municipal Bond (NASDAQ: PBMFX) (NASDAQ: PBMUX) (NASDAQ: MNBCX) (NASDAQ: PBIMX) Pioneer Oak Ridge Large Cap Growth (NASDAQ: ORILX) (NASDAQ: ORLBX) (NASDAQ: ORLCX) (NASDAQ: ORLRX) (NASDAQ: PORYX) Pioneer Oak Ridge Small Cap Growth (NASDAQ: ORIGX) (NASDAQ: ORIBX) (NASDAQ: ORICX) Pioneer Protected Principal Plus (NASDAQ: PPPAX) (NASDAQ: PPPBX) (NASDAQ: PPPCX) Pioneer Protected Principal Plus II (NASDAQ: PPFAX) (NASDAQ: PPFBX) (NASDAQ: PPFCX) Pioneer Real Estate (NASDAQ: PWREX) (NASDAQ: PBREX) (NASDAQ: PCREX) (NASDAQ: PYREX) Pioneer Research (NASDAQ: PATMX) (NASDAQ: PBTMX) (NASDAQ: PCTMX) (NASDAQ: PRFYX) Pioneer Short Term Income (NASDAQ: STABX) (NASDAQ: STBBX) (NASDAQ: PSHCX) (NASDAQ: PSHYX) Pioneer Small and Mid Cap Growth (NASDAQ: PAPPX) (NASDAQ: MCSBX) (NASDAQ: CGCPX) (NASDAQ: CGCRX) Pioneer Small Cap Value (NASDAQ: PIMCX) (NASDAQ: PBMOX) (NASDAQ: PSVCX) (NASDAQ: CALLX) (NASDAQ: PSVRX) (NASDAQ: PCAYX) Pioneer Small Company (NASDAQ: PSCFX) (NASDAQ: PBSCX) (NASDAQ: PCSCX) Pioneer Strategic Growth (NASDAQ: PAAFX) (NASDAQ: PIABX) (NASDAQ: PAGCX) Pioneer Strategic Income (NASDAQ: PSRAX) (NASDAQ: PSRBX) (NASDAQ: PSRCX) (NASDAQ: STIRX) (NASDAQ: STRYX) Pioneer Tax Free Income (NASDAQ: MOMTX) (NASDAQ: PBMTX) (NASDAQ: PCMTX) (NASDAQ: MOITX) (NASDAQ: PYMTX) Pioneer Value (NASDAQ: PIOTX) (NASDAQ: PBOTX) (NASDAQ: PCOTX) (NASDAQ: PIOIX) (NASDAQ: PVFRX) (NASDAQ: PVFYX)

The Wells Fargo Preferred Funds include mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Man-

agement, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors, LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and **Wells Fargo** Mutual Funds.
The H.D. Vest Preferred Funds include mutual funds in the following mutual fund families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, **Wells Fargo** Funds, American Funds, and Franklin Templeton Investments.

The action is pending in the United States District Court for the **Northern District** of California against defendant **Wells Fargo** & Company and certain of its affiliated entities. The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push **Wells Fargo** Investments and H.D. Vest sales personnel to steer clients into purchasing certain **Wells Fargo** Funds and **Wells Fargo** and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to **Wells Fargo** and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. **Wells Fargo** Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.

The action also includes a subclass of persons who held any shares of **Wells Fargo** Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of **Wells Fargo**, **Wells Fargo** Funds Management, created further undisclosed material conflicts of interest by entering into **revenue sharing** agreements with brokers at **Wells Fargo** Investments and H.D. Vest to push investors into **Wells Fargo** Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.

The action includes a second subclass of persons who purchased a **Wells Fargo** Financial Plan that held **Wells Fargo** Funds. The **Wells Fargo** Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.
If you wish to discuss this action or have any questions concerning this notice

or your rights or interests with respect to these matters, please contact Tzivia Brody at Stull, Stull & Brody by calling toll-free 1-800-337-4983, or by e-mail at SSBNY@aol.com, or by fax at 212/490-2022, or by writing to Stull, Stull & Brody, 6 East 45th Street, New York, NY 10017. You can also visit our website at www.ssbny.com.

Contact:
Tzivia Brody
Stull, Stull & Brody
toll-free 1-800-337-4983
e-mail: Email Contact
Fax: 212/490-2022
www.ssbny.com

---- INDEX REFERENCES ----

COMPANY: FMR CORP; PIONEER AND CO INC; WELLS FARGO AND CO; CIA LLC; FIDELITY INVESTMENT SERVICES LTD; PIONEER INVESTMENT MANAGEMENT INC; FIDELITY ABERDEEN STREET TRUST; PUTNAM INVESTMENTS; WELLS FARGO AND CO CALIFORNIA; FIDELITY SELECT PORTFOLIOS; PIONEER AMERICA INCOME TRUST; VAN KAMPEN INVESTMENTS; WELLS FARGO INVESTMENTS LLC; WACHOVIA CORP; JAPAN FUND INC; DELAWARE INVESTMENTS; FIDELITY INVESTMENT; OPPENHEIMER TRANSITION 2010 FUND; FIDELITY INCOME FUND; FIDELITY INVESTMENTS; OPPENHEIMER FUNDS INC; OPPENHEIMER TRANSITION 2020 FUND; DREYFUS CORP (THE); ASSET MANAGEMENT; PIONEER; DELAWARE MANAGEMENT HOLDINGS CO INC; OPPENHEIMER TRANSITION 2030 FUND; PIONEER ELECTRONICS IBERICA SA; EVERGREEN INVESTMENTS; FIDELITY INVESTMENTS INSTITUTIONAL SERVICES CO INC; MICHIGAN COATING PRODUCTS; MARSH AND MCLENNAN COS INC; FIDELITY FINANCIAL TRUST

NEWS SUBJECT: (Legal (1LE33); Major Corporations (1MA93); Economics & Trade (1EC26); Business Litigation (1BU04); Business Lawsuits & Settlements (1BU19))

INDUSTRY: (Investment Management (1IN34); Personal Financial Planning (1PE18); Banking (1BA20); Financial Services Regulatory (1FI03); Financial Services Products (1FI16); Mutual Funds (1MU87); Securities Investment (1SE57); Financial Services (1FI37))

REGION: (North America (1NO39); New York (1NE72); USA (1US73); Americas (1AM92); California (1CA98))

Language: EN

OTHER INDEXING: (ALLIANCE BERNSTEIN INVESTMENT RESEARCH; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; ASSET MANAGEMENT; DELAWARE INVESTMENTS; DISTRIBUTORS INC; DREYFUS SERVICE CORP; EATON VANCE MANAGED INVESTMENTS; EVERGREEN INVESTMENTS; FEDERATED; FIDELITY INVESTMENTS; FULL SERVICE; II; INVESTMENT; INVESTMENT MANAGEMENT; INVEST-

MENTS; JOHN HANCOCK FUNDS WELLS FARGO FUNDS; LLC; NASDAQ: BFIOX; NASDAQ: CALLX; NASDAQ: CATAX; NASDAQ: CATBX; NASDAQ: CATCX; NASDAQ: CATIX; NASDAQ: CGCPX; NASDAQ: CGCRX; NASDAQ: CVCFX; NASDAQ: CVFBX; NASDAQ: CVFCX; NASDAQ: CVFYX; NASDAQ: GOFBX; NASDAQ: GOFCX; NASDAQ: GRAAX; NASDAQ: GRABX; NASDAQ: GRACX; NASDAQ: IALBX; NASDAQ: IALCX; NASDAQ: IEIPX; NASDAQ: LRPBX; NASDAQ: LRPCX; NASDAQ: LRPRX; NASDAQ: LRPSX; NASDAQ: MCSBX; NASDAQ: MNBCX; NASDAQ: MOIGX; NASDAQ: MOIIX; NASDAQ: MOITX; NASDAQ: MOMGX; NASDAQ: MOMIX; NASDAQ: MOMTX; NASDAQ: ORIBX; NASDAQ: ORICX; NASDAQ: ORIGX; NASDAQ: ORILX; NASDAQ: ORLBX; NASDAQ: ORLCX; NASDAQ: ORLRX; NASDAQ: PAAFX; NASDAQ: PAGCX; NASDAQ: PAPPX; NASDAQ: PAPRX; NASDAQ: PATMX; NASDAQ: PBCGX; NASDAQ: PBEFX; NASDAQ: PBEQX; NASDAQ: PBFRX; NASDAQ: PBIFX; NASDAQ: PBIMX; NASDAQ: PBMDX; NASDAQ: PBMFX; NASDAQ: PBMGX; NASDAQ: PBMIX; NASDAQ: PBMOX; NASDAQ: PBMTX; NASDAQ: PBMUX; NASDAQ: PBOBX; NASDAQ: PBODX; NASDAQ: PBOTX; NASDAQ: PBREX; NASDAQ: PBSCX; NASDAQ: PBTMX; NASDAQ: PBUSX; NASDAQ: PBWEX; NASDAQ: PCAYX; NASDAQ: PCCGX; NASDAQ: PCEFX; NASDAQ: PCEQX; NASDAQ: PCGRX; NASDAQ: PCITX; NASDAQ: PCMCX; NASDAQ: PCMGX; NASDAQ: PCMPX; NASDAQ: PCMRX; NASDAQ: PCMTX; NASDAQ: PCODX; NASDAQ: PCOTX; NASDAQ: PCREX; NASDAQ: PCSCX; NASDAQ: PCTMX; NASDAQ: PCUSX; NASDAQ: PCWEX; NASDAQ: PCYBX; NASDAQ: PEMFX; NASDAQ: PEOBX; NASDAQ: PEOCX; NASDAQ: PEOFX; NASDAQ: PEQIX; NASDAQ: PERAX; NASDAQ: PERBX; NASDAQ: PERCX; NASDAQ: PFIOX; NASDAQ: PGCIX; NASDAQ: PGHBX; NASDAQ: PGHYX; NASDAQ: PGIFX; NASDAQ: PGOFX; NASDAQ: PGRRX; NASDAQ: PGYCX; NASDAQ: PIAAX; NASDAQ: PIABX; NASDAQ: PIALX; NASDAQ: PIAVX; NASDAQ: PIBLX; NASDAQ: PIBVX; NASDAQ: PICVX; NASDAQ: PICYX; NASDAQ: PIDCX; NASDAQ: PIEYX; NASDAQ: PIIFX; NASDAQ: PIMCX; NASDAQ: PINDX; NASDAQ: PIOBX; NASDAQ: PIODX; NASDAQ: PIOIX; NASDAQ: PIORX; NASDAQ: PIOTX; NASDAQ: PITHX; NASDAQ: PIWEX; NASDAQ: PMCYX; NASDAQ: PORYX; NASDAQ: PPFAX; NASDAQ: PPFBX; NASDAQ: PPFCX; NASDAQ: PPPAX; NASDAQ: PPPBX; NASDAQ: PPPCX; NASDAQ: PQIRX; NASDAQ: PRABX; NASDAQ: PRFRX; NASDAQ: PRFYX; NASDAQ: PRRCX; NASDAQ: PSCFX; NASDAQ: PSHCX; NASDAQ: PSHYX; NASDAQ: PSRAX; NASDAQ: PSRBX; NASDAQ: PSRCX; NASDAQ: PSVCX; NASDAQ: PSVRX; NASDAQ: PUSGX; NASDAQ: PUSIX; NASDAQ: PVFRX; NASDAQ: PVFYX; NASDAQ: PWREX; NASDAQ: PYCGX; NASDAQ: PYEFX; NASDAQ: PYEQX; NASDAQ: PYICX; NASDAQ: PYMGX; NASDAQ: PYMTX; NASDAQ: PYODX; NASDAQ: PYREX; NASDAQ: STABX; NASDAQ: STBBX; NASDAQ: STIRX; NASDAQ: STRYX; NASDAQ: TAHIX; NASDAQ: TAHYX; NASDAQ: TBHYX; NASDAQ: TYHRX; NASDAQ: TYHYX; OPPENHEIMER FUNDS INC; PIONEER; PIONEER AMERICA INCOME TRUST; PIONEER AMPAC GROWTH; PIONEER BALANCED; PIONEER BOND; PIONEER CA; PIONEER EMERGING MARKETS; PIONEER EQUITY OPPORTUNITY; PIONEER EUROPE; PIONEER GLOBAL HIGH YIELD; PIONEER GROWTH; PIONEER GROWTH LEADERS; PIONEER GROWTH OPPORTUNITIES; PIONEER HIGH YIELD; PIONEER IBBOTSON AGGRESSIVE ALLOCATION; PIONEER IBBOTSON CONSERVATIVE ALLOC; PIONEER IBBOTSON GROWTH ALLOCATION; PIONEER IBBOTSON MODERATE ALLOCATION; PIONEER INDEPENDENCE; PIONEER INVESTMENT MANAGEMENT INC; PIONEER MID; PIONEER MUNICIPAL BOND; PIONEER OAK RIDGE LARGE CAP GROWTH; PIONEER OAK RIDGE SMALL CAP GROWTH; PIONEER PROTECTED; PIONEER REAL ESTATE; PIONEER RESEARCH; PIONEER SMALL; PIONEER SMALL CO; PIONEER STRATEGIC GROWTH; PIONEER VALUE; PUTNAM INVESTMENTS; SCUDDER INVESTMENTS; STULL; STULL BRODY; STULL BRODY ANNOUNCES CLASS ACTION AGAINST; TEMPLETON INVESTMENTS; TZIVIA BRODY STULL; VAN KAMPEN INVESTMENTS; VAN KAMPEN INVESTMENTS AIM; VEST INVESTMENT SERVICES LLC; WELLS FARGO; WELLS FARGO CO; WELLS FARGO FINANCIAL; WELLS FARGO FINANCIAL PLAN; WELLS FARGO FUNDS; WELLS FARGO INVESTMENTS; WELLS FARGO INVESTMENTS LLC; WELLS FARGO MUTUAL FUNDS; WELLS FARGO

PREFERRED FUNDS; WELLS FARGO WELLS FARGO FUNDS MANAGEMENT) (Franklin Templeton Investments.; Funds; Funds Distributors; H.D .Vest; H.D. Vest; Lincoln; Mid Cap Growth; Preferred Funds; Shelf-Space Funds; Unbeknownst) (NEW YORK, NY) (NEW YORK, NY)
KEYWORDS: (Class Action); (Professional Services:Legal)

TICKER SYMBOL: BFIOX:NASDAQ; CALLX:NASDAQ; CATAX:NASDAQ; CATBX:NASDAQ; CATCX:NASDAQ; CATIX:NASDAQ; CGCPX:NASDAQ; CGCRX:NASDAQ; CVCFX:NASDAQ; CVF-BX:NASDAQ; CVFCX:NASDAQ; CVFYX:NASDAQ; GOFBX:NASDAQ; GOFCX:NASDAQ; GRAAX:NASDAQ; GRABX:NASDAQ; GRACX:NASDAQ; IALBX:NASDAQ; IALCX:NASDAQ; IEIPX:NASDAQ; LRP-BX:NASDAQ; LRPCX:NASDAQ; LRPRX:NASDAQ; LRPSX:NASDAQ; MCSBX:NASDAQ; MNBCX:NASDAQ; MOIGX:NASDAQ; MOIIX:NASDAQ; MOITX:NASDAQ; MOMGX:NASDAQ; MOMIX:NASDAQ; MO-MTX:NASDAQ; ORIBX:NASDAQ; ORICX:NASDAQ; ORIGX:NASDAQ; ORILX:NASDAQ; ORLBX:NASDAQ; ORLCX:NASDAQ; ORLRX:NASDAQ; PAAFX:NASDAQ; PAGCX:NASDAQ; PAPPX:NASDAQ; PAPRX:NASDAQ; PATMX:NASDAQ; PBCGX:NASDAQ; PBEFX:NASDAQ; PBEQX:NASDAQ; PB-FRX:NASDAQ; PBIFX:NASDAQ; PBIMX:NASDAQ; PBMDX:NASDAQ; PBMFX:NASDAQ; PBMGX:NASDAQ; PBMIX:NASDAQ; PBMOX:NASDAQ; PBMTX:NASDAQ; PBMUX:NASDAQ; PBOBX:NASDAQ; PBODX:NASDAQ; PBOTX:NASDAQ; PBREX:NASDAQ; PBSCX:NASDAQ; PBTMX:NASDAQ; PBUSX:NASDAQ; PBWEX:NASDAQ; PCAYX:NASDAQ; PCCGX:NASDAQ; PCEFX:NASDAQ; PCEQX:NASDAQ; PCGRX:NASDAQ; PCITX:NASDAQ; PCMCX:NASDAQ; PCMGX:NASDAQ; PCM-PX:NASDAQ; PCMRX:NASDAQ; PCMTX:NASDAQ; PCODX:NASDAQ; PCOTX:NASDAQ; PCREX:NASDAQ; PCSCX:NASDAQ; PCTMX:NASDAQ; PCUSX:NASDAQ; PCWEX:NASDAQ; PCYBX:NASDAQ; PEM-FX:NASDAQ; PEOBX:NASDAQ; PEOCX:NASDAQ; PEOFX:NASDAQ; PEQIX:NASDAQ; PERAX:NASDAQ; PERBX:NASDAQ; PERCX:NASDAQ; PFIOX:NASDAQ; PGCIX:NASDAQ; PGHBX:NASDAQ; PGHYX:NASDAQ; PGIFX:NASDAQ; PGOFX:NASDAQ; PGRRX:NASDAQ; PGYCX:NASDAQ; PI-AAX:NASDAQ; PIABX:NASDAQ; PIALX:NASDAQ; PIAVX:NASDAQ; PIBLX:NASDAQ; PIBVX:NASDAQ; PICVX:NASDAQ; PICYX:NASDAQ; PIDCX:NASDAQ; PIEYX:NASDAQ; PIIFX:NASDAQ; PIMCX:NASDAQ; PINDX:NASDAQ; PIOBX:NASDAQ; PIODX:NASDAQ; PIOIX:NASDAQ; PI-ORX:NASDAQ; PIOTX:NASDAQ; PITHX:NASDAQ; PIWEX:NASDAQ; PMCYX:NASDAQ; PORYX:NASDAQ; PPFAX:NASDAQ; PPFBX:NASDAQ; PPFCX:NASDAQ; PPPAX:NASDAQ; PPPBX:NASDAQ; PPPCX:NASDAQ; PQIRX:NASDAQ; PRABX:NASDAQ; PRFRX:NASDAQ; PRFYX:NASDAQ; PRRCX:NASDAQ; PSCFX:NASDAQ; PSHCX:NASDAQ; PSHYX:NASDAQ; PSRAX:NASDAQ; PSR-BX:NASDAQ; PSRCX:NASDAQ; PSVCX:NASDAQ; PSVRX:NASDAQ; PUSGX:NASDAQ; PUSIX:NASDAQ; PVFRX:NASDAQ; PVFYX:NASDAQ; PWREX:NASDAQ; PYCGX:NASDAQ; PYEFX:NASDAQ; PY-EQX:NASDAQ; PYICX:NASDAQ; PYMGX:NASDAQ; PYMTX:NASDAQ; PYODX:NASDAQ; PYREX:NASDAQ; STABX:NASDAQ; STBBX:NASDAQ; STIRX:NASDAQ; STRYX:NASDAQ; TAHIX:NASDAQ; TAHYX:NASDAQ; TBHYX:NASDAQ; TYHRX:NASDAQ; TYHYX:NASDAQ

Word Count: 1877
12/22/05 INTERNETWIRE 00:00:00
END OF DOCUMENT

1/3/06 Internet Wire 00:00:00

Market Wire

January 3, 2006

Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased PIMCO Mutual Funds From Wells Fargo

NEW YORK, NY 01/03/06 NEW YORK, NY, 01/03/06 / MARKET WIRE/ -- Notice is hereby given that a class action lawsuit was filed on November 4, 2005 in the United States District Court for the Northern District of California against Wells Fargo & Company and certain of its affiliates, on behalf of those who purchased PIMCO mutual funds from Wells Fargo Investments, LLC ("Wells Fargo Investments") during the period between June 30, 2000 and June 8, 2005, inclusive (the "Class Period").

If you purchased PIMCO mutual funds, **Wells Fargo** mutual funds, or any funds participating in the **Wells Fargo** and H.D. Vest Investment Services, LLC ("H.D. Vest") **revenue sharing** programs (" **Wells Fargo** Preferred Funds" and "H.D. Vest Preferred Funds," as defined below) through a **Wells Fargo** Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class member's claim is typical of the claims of other class members, and that the class member will adequately represent the class. Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Stull, Stull & Brody, or other counsel of your choice, to serve as your counsel in this action. Stull, Stull & Brody has litigated many class actions for violations of securities laws in federal courts over the past 30 years and has obtained court approval of substantial settlements on numerous occasions. Stull, Stull & Brody maintains offices in both New York and Los Angeles.

The PIMCO mutual funds and their respective symbols are as follows:

PIMCO All Asset Fund (NASDAQ: PASAX) (NASDAQ: PASBX) (NASDAQ: PASCX) (NASDAQ: PAAIX) (NASDAQ: PAALX) PIMCO Asset Allocation Fund (NASDAQ: PALAX) (NASDAQ: PALBX) (NASDAQ: PALCX) PIMCO CA Intermediate Muni Bond Fund (NASDAQ: PCMBX) (NASDAQ: PCIMX) PIMCO CA Muni Bond Fund (NASDAQ: PCAAX) (NASDAQ: PICMX) PIMCO CCM Capital Appreciation Fund (NASDAQ: PCFAX) (NASDAQ: PFCBX) (NASDAQ: PFCCX) (NASDAQ: PAPIX)

PIMCO CCM Mid-Cap Fund (NASDAQ: PFMAX) (NASDAQ: PFMBX) (NASDAQ: PFMCX) (NASDAQ: PGMIX) PIMCO CommodityRealReturn Strategy Fund (NASDAQ: PCRAX) (NASDAQ: PCRBX) (NASDAQ: PCRCX) (NASDAQ: PCRIX) PIMCO Diversified Income Fund (NASDAQ: PDVAX) (NASDAQ: PDVBX) (NASDAQ: PDICX) (NASDAQ: PDIIX) PIMCO Emerging Markets Bond Fund (NASDAQ: PAEMX) (NASDAQ: PBEMX) (NASDAQ: PEBCX) (NASDAQ: PEBIX) PIMCO Foreign Bond Fund (NASDAQ: PFOAX) (NASDAQ: PFOBX) (NASDAQ: PFOCX) (NASDAQ: PFORX) PIMCO GNMA Fund (NASDAQ: PAGNX) (NASDAQ: PGGNX) (NASDAQ: PCGNX) (NASDAQ: PDMIX) PIMCO Global Bond II Fund (NASDAQ: PAIIX) (NASDAQ: PBIIX) (NASDAQ: PCIIX) (NASDAQ: PGBIX) PIMCO High Yield Fund (NASDAQ: PHDAX) (NASDAQ: PHDBX) (NASDAQ: PHDCX) (NASDAQ: PHIYX) PIMCO International StocksPlus TR Strategy Fund (NASDAQ: PIPAX) (NASDAQ: PIPBX) (NASDAQ: PIPCX) PIMCO Investment Grade Corporate Bond Fund (NASDAQ: PIGIX) PIMCO Long-Term U.S. Govt. Fund (NASDAQ: PFGAX) (NASDAQ: PGGBX) (NASDAQ: PFGCX) (NASDAQ: PGOVX) PIMCO Low Duration Fund (NASDAQ: PTLAX) (NASDAQ: PTLBX) (NASDAQ: PTLCX) (NASDAQ: PLDTX) PIMCO Low Duration II Fund (NASDAQ: PLDTX) PIMCO Low Duration III Fund (NASDAQ: PLDIX) PIMCO Moderate Duration Fund (NASDAQ: PMDRX) PIMCO Money Market Fund (NASDAQ: PYAXX) (NASDAQ: PYCXX) (NASDAQ: PKCXX) (NASDAQ: PMIXX) PIMCO Municipal Bond Fund (NASDAQ: PMLAX) (NASDAQ: PNFBX) (NASDAQ: PMLCX) (NASDAQ: PFMIX) PIMCO NACM Flex-Cap Fund (NASDAQ: PNFAX) (NASDAQ: PNFBX) (NASDAQ: PNFCX) PIMCO NACM Global Fund (NASDAQ: NGBAX) (NASDAQ: NGBBX) (NASDAQ: NGBCX) PIMCO NACM Growth Fund (NASDAQ: NGWAX) (NASDAQ: NGWBX) (NASDAQ: NGWCX) PIMCO NACM International Fund (NASDAQ: PILAX) (NASDAQ: PILBX) (NASDAQ: PILCX) PIMCO NACM Pacific Rim Fund (NASDAQ: PPRAX) (NASDAQ: PPRBX) (NASDAQ: PPRCX) (NASDAQ: NAPRX) PIMCO NACM Value Fund (NASDAQ: PVUAX) (NASDAQ: PVUBX) (NASDAQ: PVUCX) PIMCO NFJ Dividend Value Fund (NASDAQ: PNEAX) (NASDAQ: PNEBX) (NASDAQ: PNECX) (NASDAQ: NFJEX) PIMCO NFJ Large-Cap Value Fund (NASDAQ: PNBAX) (NASDAQ: PNBBX) (NASDAQ: PNBCX) PIMCO NFJ Small-Cap Value Fund (NASDAQ: PCVAX) (NASDAQ: PCVBX) (NASDAQ: PCVCX) (NASDAQ: PSVIX) PIMCO NY Muni Bond Fund (NASDAQ: PNYAX) PIMCO PEA Growth Fund (NASDAQ: PGWAX) (NASDAQ: PGFBX) (NASDAQ: PGWCX) (NASDAQ: PGFIX) PIMCO PEA Growth and Income Fund (NASDAQ: PGRAX) (NASDAQ: PGRBX) (NASDAQ: PGNCX) (NASDAQ: PMEIX) PIMCO PEA Innovation Fund (NASDAQ: PIVAX) (NASDAQ: PIVBX) (NASDAQ: PIVCX) (NASDAQ: PIFIX) PIMCO PEA Opportunity Fund (NASDAQ: POPAX) (NASDAQ: PQNBX) (NASDAQ: POPCX) (NASDAQ: POFIX) PIMCO PEA Renaissance Fund (NASDAQ: PQNAX) (NASDAQ: PGNBX) (NASDAQ: PQNCX) (NASDAQ: PRNIX) PIMCO PEA Target Fund (NASDAQ: PTAAX) (NASDAQ: PTABX) (NASDAQ: PTACX) (NASDAQ: PFTIX) PIMCO PEA Value Fund (NASDAQ: PDLAX) (NASDAQ: PDLBX) (NASDAQ: PDLCX) (NASDAQ: PDLIX) PIMCO RCM Biotechnology Fund (NASDAQ: RABTX) (NASDAQ: RBBTX) (NASDAQ: RCBTX) PIMCO RCM Global Healthcare Fund (NASDAQ: RAGHX) (NASDAQ: RBGHX) (NASDAQ: RCGHX) PIMCO RCM Global Small-Cap Fund (NASDAQ: RGSAX) (NASDAQ: RGSBX) (NASDAQ: RGSCX) (NASDAQ: DGSCX) PIMCO RCM Global Technology Fund (NASDAQ: RAGTX) (NASDAQ: RBGTX) (NASDAQ: RCGTX) (NASDAQ: DRGTX) PIMCO RCM International Growth Equity Fund (NASDAQ: RAIGX) (NASDAQ: RBIGX) (NASDAQ: RCIGX) (NASDAQ: DRIEX) PIMCO RCM Large-Cap Growth Fund (NASDAQ: RALGX) (NASDAQ: RBLGX) (NASDAQ: RCLGX) (NASDAQ: DRLCX) PIMCO RCM Mid-Cap Fund (NASDAQ: RMDAX) (NASDAQ: RMDBX) (NASDAQ: RMDCX) (NASDAQ: DRMCX) PIMCO RCM Tax-Managed Growth Fund (NASDAQ: PMWAX) (NASDAQ: PMWBX) (NASDAQ: PMWCX) (NASDAQ: DRTIX) PIMCO Real Return Fund (NASDAQ: PRTNX) (NASDAQ: PRRBX) (NASDAQ: PRTCX) (NASDAQ: PRRIX) (NASDAQ: PARRX) (NASDAQ: PRRRX)

PIMCO Real Return Fund (NASDAQ: PRRIX) PIMCO Real Return II Fund (NASDAQ: PIRRX) PIMCO Real Estate Real Return Strategy Fund (NASDAQ: PETAX) (NASDAQ: PETBX) (NASDAQ: PETCX) PIMCO Short Duration Municipal Income Fund (NASDAQ: PSDAX) (NASDAQ: PSDCX) (NASDAQ: PSDIX) PIMCO Short-Term Fund (NASDAQ: PSHAX) (NASDAQ: PTSBX) (NASDAQ: PFTCX) (NASDAQ: PTSHX) PIMCO Stocks PLUS Fund (NASDAQ: PSPAX) (NASDAQ: PSPBX) (NASDAQ: PSPCX) (NASDAQ: PSTKX) PIMCO Stocks PLUS Total Return Fund (NASDAQ: PTOAX) (NASDAQ: PTOBX) (NASDAQ: PSOCX) (NASDAQ: PSPTX) PIMCO Total Return Fund (NASDAQ: PTTAX) (NASDAQ: PTTBX) (NASDAQ: PTTCX) (NASDAQ: PTTRX) PIMCO Total Return II Fund (NASDAQ: PMBIX) PIMCO Total Return III Fund (NASDAQ: PTSAX) PIMCO Total Return Mortgage Fund (NASDAQ: PMRAX) (NASDAQ: PMRBX) (NASDAQ: PMRCX) (NASDAQ: PTRIX)

The Wells Fargo Preferred Funds include mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors, LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and Wells Fargo Mutual Funds.

The H.D. Vest Preferred Funds include mutual funds in the following mutual fund families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, Wells Fargo Funds, American Funds, and Franklin Templeton Investments.

The action is pending in the United States District Court for the Northern District of California against defendant Wells Fargo & Company and certain of its affiliated entities. The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push Wells Fargo Investments and H.D. Vest sales personnel to steer clients into purchasing certain Wells Fargo Funds and Wells Fargo and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to Wells Fargo and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. Wells Fargo Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.

The action also includes a subclass of persons who held any shares of Wells Fargo Mutual Funds. The complaint additionally alleges that the investment advisor sub-

sidiary of **Wells Fargo**, **Wells Fargo** Funds Management, created further undisclosed material conflicts of interest by entering into **revenue sharing** agreements with brokers at **Wells Fargo** Investments and H.D. Vest to push investors into **Wells Fargo** Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.
The action includes a second subclass of persons who purchased a Wells Fargo Financial Plan that held Wells Fargo Funds. The Wells Fargo Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.

If you wish to discuss this action or have any questions concerning this notice or your rights or interests with respect to these matters, please contact Tzivia Brody at Stull, Stull & Brody by calling toll-free 1-800-337-4983, or by e-mail at SSBNY@aol.com, or by fax at 212/490-2022, or by writing to Stull, Stull & Brody, 6 East 45th Street, New York, NY 10017. You can also visit our website at www.ssbny.com.

Contact:
Tzivia Brody
Stull, Stull & Brody
1-800-337-4983
Email Contact
fax at 212/490-2022
www.ssbny.com

---- INDEX REFERENCES ----

COMPANY: PIMCO; FMR CORP; WELLS FARGO AND CO; PIMCO DIVERSIFIED INCOME FUND; CIA LLC; FIDELITY INVESTMENT SERVICES LTD; PIONEER INVESTMENT MANAGEMENT INC; FIDELITY ABERDEEN STREET TRUST; PUTNAM INVESTMENTS; WELLS FARGO AND CO CALIFORNIA; FIDELITY SELECT PORTFOLIOS; VAN KAMPEN INVESTMENTS; INTERNATIONAL FUND/; WELLS FARGO INVESTMENTS LLC; WACHOVIA CORP; JAPAN FUND INC; DELAWARE INVESTMENTS; FIDELITY INVESTMENT; OPPENHEIMER TRANSITION 2010 FUND; FIDELITY INCOME FUND; GLOBAL HEALTHCARE FUND; FIDELITY INVESTMENTS; OPPENHEIMER FUNDS INC; OPPENHEIMER TRANSITION 2020 FUND; DREYFUS CORP (THE); ASSET MANAGEMENT; DELAWARE MANAGEMENT HOLDINGS CO INC; OPPENHEIMER TRANSITION 2030 FUND; EVERGREEN INVESTMENTS; PACIFIC INVESTMENT MANAGEMENT CO; FIDELITY INVESTMENTS INSTITUTIONAL SERVICES CO INC; MICHIGAN COATING PRODUCTS; MARSH AND MCLENNAN COS INC; FIDELITY FINANCIAL TRUST

NEWS SUBJECT: (Legal (1LE33); Major Corporations (1MA93); Economics & Trade

(1EC26); Business Litigation (1BU04); Business Lawsuits & Settlements (1BU19))

INDUSTRY: (Investment Management (1IN34); Personal Financial Planning (1PE18); Banking (1BA20); Financial Services Regulatory (1FI03); Financial Services Products (1FI16); Mutual Funds (1MU87); Securities Investment (1SE57); Financial Services (1FI37))

REGION: (North America (1NO39); New York (1NE72); USA (1US73); Americas (1AM92); California (1CA98))

Language: EN

OTHER INDEXING: (ALLIANCE BERNSTEIN INVESTMENT RESEARCH; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; ASSET MANAGEMENT; CAP FUND; DELAWARE INVESTMENTS; DISTRIBUTORS INC; DREYFUS SERVICE CORP; EATON VANCE MANAGED INVESTMENTS; EVERGREEN INVESTMENTS; FEDERATED; FIDELITY INVESTMENTS; FULL SERVICE; FUND; GLOBAL FUND; GLOBAL HEALTHCARE FUND; GLOBAL SMALL CAP FUND; GLOBAL TECHNOLOGY FUND; GROWTH FUND; II FUND; III FUND; INCOME FUND; INTERMEDIATE MUNI BOND FUND; INTERNATIONAL FUND; INTERNATIONAL GROWTH EQUITY FUND; INVESTMENT; INVESTMENT MANAGEMENT; INVESTMENTS; JOHN HANCOCK FUNDS WELLS FARGO FUNDS; LLC; MUNI BOND FUND; NASDAQ: DGSCX; NASDAQ: DRGTX; NASDAQ: DRIEX; NASDAQ: DRLCX; NASDAQ: DRMCX; NASDAQ: DRTIX; NASDAQ: NAPRX; NASDAQ: NFJEX; NASDAQ: NGBAX; NASDAQ: NGBBX; NASDAQ: NGBCX; NASDAQ: NGWAX; NASDAQ: NGWBX; NASDAQ: NGWCX; NASDAQ: PAAIX; NASDAQ: PAALX; NASDAQ: PAEMX; NASDAQ: PAGNX; NASDAQ: PAIIX; NASDAQ: PALAX; NASDAQ: PALBX; NASDAQ: PALCX; NASDAQ: PAPIX; NASDAQ: PARRX; NASDAQ: PASAX; NASDAQ: PASBX; NASDAQ: PASCX; NASDAQ: PBEMX; NASDAQ: PBIIX; NASDAQ: PCAAX; NASDAQ: PCFAX; NASDAQ: PCGNX; NASDAQ: PCIIX; NASDAQ: PCIMX; NASDAQ: PCMBX; NASDAQ: PCRAX; NASDAQ: PCRBX; NASDAQ: PCRCX; NASDAQ: PCRIX; NASDAQ: PCVAX; NASDAQ: PCVBX; NASDAQ: PCVCX; NASDAQ: PDICX; NASDAQ: PDIIX; NASDAQ: PDLAX; NASDAQ: PDLBX; NASDAQ: PDLCX; NASDAQ: PDLIX; NASDAQ: PDMIX; NASDAQ: PDVAX; NASDAQ: PDVBX; NASDAQ: PEBCX; NASDAQ: PEBIX; NASDAQ: PETAX; NASDAQ: PETBX; NASDAQ: PETCX; NASDAQ: PFCBX; NASDAQ: PFCCX; NASDAQ: PFGAX; NASDAQ: PFGCX; NASDAQ: PFMAX; NASDAQ: PFMBX; NASDAQ: PFMCX; NASDAQ: PFMIX; NASDAQ: PFOAX; NASDAQ: PFOBX; NASDAQ: PFOCX; NASDAQ: PFORX; NASDAQ: PFTCX; NASDAQ: PFTIX; NASDAQ: PGBIX; NASDAQ: PGFBX; NASDAQ: PGFIX; NASDAQ: PGGBX; NASDAQ: PGGNX; NASDAQ: PGMIX; NASDAQ: PGNBX; NASDAQ: PGNCX; NASDAQ: PGOVX; NASDAQ: PGRAX; NASDAQ: PGRBX; NASDAQ: PGWAX; NASDAQ: PGWCX; NASDAQ: PHDAX; NASDAQ: PHDBX; NASDAQ: PHDCX; NASDAQ: PHIYX; NASDAQ: PICMX; NASDAQ: PIFIX; NASDAQ: PIGIX; NASDAQ: PILAX; NASDAQ: PILBX; NASDAQ: PILCX; NASDAQ: PIPAX; NASDAQ: PIPBX; NASDAQ: PIPCX; NASDAQ: PIRRX; NASDAQ: PIVAX; NASDAQ: PIVBX; NASDAQ: PIVCX; NASDAQ: PKCXX; NASDAQ: PLDIX; NASDAQ: PLDTX; NASDAQ: PMBIX; NASDAQ: PMDRX; NASDAQ: PMEIX; NASDAQ: PMIXX; NASDAQ: PMLAX; NASDAQ: PMLCX; NASDAQ: PMRAX; NASDAQ: PMRBX; NASDAQ: PMRCX; NASDAQ: PMWAX; NASDAQ: PMWBX; NASDAQ: PMWCX; NASDAQ: PNBAX; NASDAQ: PNBBX; NASDAQ: PNBCX; NASDAQ: PNEAX; NASDAQ: PNEBX; NASDAQ: PNECX; NASDAQ: PNFAX; NASDAQ: PNFBX; NASDAQ: PNFCX; NASDAQ: PNYAX; NASDAQ: POFIX; NASDAQ: POPAX; NASDAQ: POPCX; NASDAQ: PPRAX; NASDAQ: PPRBX; NASDAQ: PPRCX; NASDAQ: PQNAX; NASDAQ: PQNBX; NASDAQ: PQNCX; NASDAQ: PRNIX; NASDAQ: PRRBX; NASDAQ: PRRIX; NASDAQ: PRRRX; NASDAQ: PRTCX; NASDAQ: PRTNX; NASDAQ: PSDAX; NASDAQ: PSDCX; NASDAQ: PSDIX; NASDAQ: PSHAX; NASDAQ: PSOCX;

NASDAQ: PSPAX; NASDAQ: PSPBX; NASDAQ: PSPCX; NASDAQ: PSPTX; NASDAQ: PSTKX; NASDAQ: PSVIX; NASDAQ: PTAAX; NASDAQ: PTABX; NASDAQ: PTACX; NASDAQ: PTLAX; NASDAQ: PTLBX; NASDAQ: PTLCX; NASDAQ: PTOAX; NASDAQ: PTOBX; NASDAQ: PTRIX; NASDAQ: PTSAX; NASDAQ: PTSBX; NASDAQ: PTSHX; NASDAQ: PTTAX; NASDAQ: PTTBX; NASDAQ: PTTCX; NASDAQ: PTTRX; NASDAQ: PVUAX; NASDAQ: PVUBX; NASDAQ: PVUCX; NASDAQ: PYAXX; NASDAQ: PYCXX; NASDAQ: RABTX; NASDAQ: RAGHX; NASDAQ: RAGTX; NASDAQ: RAIGX; NASDAQ: RALGX; NASDAQ: RBBTX; NASDAQ: RBGHX; NASDAQ: RBGTX; NASDAQ: RBIGX; NASDAQ: RBLGX; NASDAQ: RCBTX; NASDAQ: RCGHX; NASDAQ: RCGTX; NASDAQ: RCIGX; NASDAQ: RCLGX; NASDAQ: RGSAX; NASDAQ: RGSBX; NASDAQ: RGSCX; NASDAQ: RMDAX; NASDAQ: RMDBX; NASDAQ: RMDCX; OPPENHEIMER FUNDS INC; PIMCO; PIMCO ASSET ALLOCATION FUND; PIMCO CA; PIMCO COMMODITYREALRETURN STRATEGY FUND; PIMCO DIVERSIFIED INCOME FUND; PIMCO EMERGING MARKETS BOND FUND; PIMCO FOREIGN BOND FUND; PIMCO GLOBAL; PIMCO HIGH YIELD FUND; PIMCO INTERNATIONAL STOCKSPLUS; PIMCO INVESTMENT GRADE CORPORATE BOND FUND; PIMCO LONG TERM; PIMCO LOW; PIMCO LOW DURATION; PIMCO LOW DURATION FUND; PIMCO MODERATE DURATION FUND; PIMCO MONEY MARKET FUND; PIMCO MUNICIPAL BOND FUND; PIMCO NACM GROWTH FUND; PIMCO NY MUNI BOND FUND; PIMCO PEA GROWTH FUND; PIMCO PEA INNOVATION FUND; PIMCO PEA OPPORTUNITY FUND; PIMCO PEA RENAISSANCE FUND; PIMCO RCM BIOTECHNOLOGY FUND; PIMCO REAL; PIMCO REAL ESTATE REAL RETURN STRATEGY FUND; PIMCO REAL RETURN FUND; PIMCO SHORT; PIMCO SHORT DURATION MUNICIPAL INCOME FUND; PIMCO STOCKS; PIMCO TOTAL; PIMCO TOTAL RETURN; PIMCO TOTAL RETURN FUND; PIMCO TOTAL RETURN MORTGAGE FUND; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; RIM FUND; SCUDDER INVESTMENTS; STULL; STULL BRODY; STULL BRODY ANNOUNCES CLASS ACTION AGAINST; TARGET FUND; TEMPLETON INVESTMENTS; TERM FUND; TOTAL RETURN FUND; TZIVIA BRODY STULL; US GOVT; VAN KAMPEN INVESTMENTS; VAN KAMPEN INVESTMENTS AIM; VEST INVESTMENT SERVICES LLC; WELLS FARGO; WELLS FARGO CO; WELLS FARGO FINANCIAL; WELLS FARGO FINANCIAL PLAN; WELLS FARGO FUNDS; WELLS FARGO INVESTMENTS; WELLS FARGO INVESTMENTS LLC; WELLS FARGO MUTUAL FUNDS; WELLS FARGO PREFERRED FUNDS; WELLS FARGO WELLS FARGO FUNDS MANAGEMENT) (Franklin Templeton Investments.; Funds; Funds Distributors; H.D. Vest; Lincoln; Preferred Funds; Shelf-Space Funds; Unbeknownst) (NEW YORK, NY) (NEW YORK, NY)

KEYWORDS: (Class Action); (Professional Services:Legal)

TICKER SYMBOL: DGSCX:NASDAQ; DRGTX:NASDAQ; DRIEX:NASDAQ; DRLCX:NASDAQ; DRMCX:NASDAQ; DRTIX:NASDAQ; NAPRX:NASDAQ; NFJEX:NASDAQ; NGBAX:NASDAQ; NGBBX:NASDAQ; NGBCX:NASDAQ; NGWAX:NASDAQ; NGWBX:NASDAQ; NGWCX:NASDAQ; PAAIX:NASDAQ; PAALX:NASDAQ; PAEMX:NASDAQ; PAGNX:NASDAQ; PAIIX:NASDAQ; PALAX:NASDAQ; PALBX:NASDAQ; PALCX:NASDAQ; PAPIX:NASDAQ; PARRX:NASDAQ; PASAX:NASDAQ; PASBX:NASDAQ; PASCX:NASDAQ; PBEMX:NASDAQ; PBIIX:NASDAQ; PCAAX:NASDAQ; PCFAX:NASDAQ; PCGNX:NASDAQ; PCIIX:NASDAQ; PCIMX:NASDAQ; PCMBX:NASDAQ; PCRAX:NASDAQ; PCRBX:NASDAQ; PCRCX:NASDAQ; PCRIX:NASDAQ; PCVAX:NASDAQ; PCVBX:NASDAQ; PCVCX:NASDAQ; PDICX:NASDAQ; PDIIX:NASDAQ; PDLAX:NASDAQ; PDLBX:NASDAQ; PDLCX:NASDAQ; PDLIX:NASDAQ; PDMIX:NASDAQ; PDVAX:NASDAQ; PDVBX:NASDAQ; PEBCX:NASDAQ; PEBIX:NASDAQ; PETAX:NASDAQ; PETBX:NASDAQ; PETCX:NASDAQ; PFCBX:NASDAQ; PFCCX:NASDAQ; PFGAX:NASDAQ; PFGCX:NASDAQ; PFMAX:NASDAQ; PFMBX:NASDAQ; PFMCX:NASDAQ; PFMIX:NASDAQ; PFOAX:NASDAQ; PFOBX:NASDAQ; PFOCX:NASDAQ; PFORX:NASDAQ;

PFTCX:NASDAQ; PFTIX:NASDAQ; PGBIX:NASDAQ; PGFBX:NASDAQ; PGFIX:NASDAQ; PGG-BX:NASDAQ; PGGNX:NASDAQ; PGMIX:NASDAQ; PGNBX:NASDAQ; PGNCX:NASDAQ; PGOVX:NASDAQ; PGRAX:NASDAQ; PGRBX:NASDAQ; PGWAX:NASDAQ; PGWCX:NASDAQ; PHDAX:NASDAQ; PHD-BX:NASDAQ; PHDCX:NASDAQ; PHIYX:NASDAQ; PICMX:NASDAQ; PIFIX:NASDAQ; PIGIX:NASDAQ; PILAX:NASDAQ; PILBX:NASDAQ; PILCX:NASDAQ; PIPAX:NASDAQ; PIPBX:NASDAQ; PIP-CX:NASDAQ; PIRRX:NASDAQ; PIVAX:NASDAQ; PIVBX:NASDAQ; PIVCX:NASDAQ; PKCXX:NASDAQ; PLDIX:NASDAQ; PLDTX:NASDAQ; PMBIX:NASDAQ; PMDRX:NASDAQ; PMEIX:NASDAQ; PMIXX:NASDAQ; PMLAX:NASDAQ; PMLCX:NASDAQ; PMRAX:NASDAQ; PMRBX:NASDAQ; PMR-CX:NASDAQ; PMWAX:NASDAQ; PMWBX:NASDAQ; PMWCX:NASDAQ; PNBAX:NASDAQ; PNBBX:NASDAQ; PNBCX:NASDAQ; PNEAX:NASDAQ; PNEBX:NASDAQ; PNECX:NASDAQ; PNFAX:NASDAQ; PNF-BX:NASDAQ; PNFCX:NASDAQ; PNYAX:NASDAQ; POFIX:NASDAQ; POPAX:NASDAQ; POPCX:NASDAQ; PPRAX:NASDAQ; PPRBX:NASDAQ; PPRCX:NASDAQ; PQNAX:NASDAQ; PQNBX:NASDAQ; PQNCX:NASDAQ; PRNIX:NASDAQ; PRRBX:NASDAQ; PRRIX:NASDAQ; PRRRX:NASDAQ; PRT-CX:NASDAQ; PRTNX:NASDAQ; PSDAX:NASDAQ; PSDCX:NASDAQ; PSDIX:NASDAQ; PSHAX:NASDAQ; PSOCX:NASDAQ; PSPAX:NASDAQ; PSPBX:NASDAQ; PSPCX:NASDAQ; PSPTX:NASDAQ; PSTKX:NASDAQ; PSVIX:NASDAQ; PTAAX:NASDAQ; PTABX:NASDAQ; PTACX:NASDAQ; PTLAX:NASDAQ; PTLBX:NASDAQ; PTLCX:NASDAQ; PTOAX:NASDAQ; PTOBX:NASDAQ; PTRIX:NASDAQ; PTSAX:NASDAQ; PTSBX:NASDAQ; PTSHX:NASDAQ; PTTAX:NASDAQ; PTTBX:NASDAQ; PTTCX:NASDAQ; PTTRX:NASDAQ; PVUAX:NASDAQ; PVUBX:NASDAQ; PVUCX:NASDAQ; PYAXX:NASDAQ; PYCXX:NASDAQ; RABTX:NASDAQ; RAGHX:NASDAQ; RAGTX:NASDAQ; RAIGX:NASDAQ; RALGX:NASDAQ; RBBTX:NASDAQ; RBGHX:NASDAQ; RBGTX:NASDAQ; RBIGX:NASDAQ; RBLGX:NASDAQ; RCBTX:NASDAQ; RCGHX:NASDAQ; RCGTX:NASDAQ; RCIGX:NASDAQ; RCLGX:NASDAQ; RGSAX:NASDAQ; RGSBX:NASDAQ; RGSCX:NASDAQ; RMDAX:NASDAQ; RMDBX:NASDAQ; RMDCX:NASDAQ

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1/5/06 Internet Wire 00:00:00

Market Wire
Copyright 2006 Market Wire, Incorporated

January 5, 2006

Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased Evergreen Mutual Funds From Wells Fargo

NEW YORK, NY 01/05/06 NEW YORK, NY, 01/05/06 / MARKET WIRE/ -- Notice is hereby given that a class action lawsuit was filed on November 4, 2005 in the United States District Court for the Northern District of California against Wells Fargo & Company and certain of its affiliates, on behalf of those who purchased Evergreen mutual funds from Wells Fargo Investments, LLC ("Wells Fargo Investments") during the period between June 30, 2000 and June 8, 2005, inclusive (the "Class Period").

If you purchased Evergreen mutual funds, **Wells Fargo** mutual funds, or any funds participating in the **Wells Fargo** and H.D. Vest Investment Services, LLC ("H.D. Vest") **revenue sharing** programs (" **Wells Fargo** Preferred Funds" and "H.D. Vest Preferred Funds," as defined below) through a **Wells Fargo** Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class member's claim is typical of the claims of other class members, and that the class member will adequately represent the class. Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Stull, Stull & Brody, or other counsel of your choice, to serve as your counsel in this action. Stull, Stull & Brody has litigated many class actions for violations of securities laws in federal courts over the past 30 years and has obtained court approval of substantial settlements on numerous occasions. Stull, Stull & Brody maintains offices in both New York and Los Angeles.

The Evergreen mutual funds and their respective symbols are as follows:

Evergreen Adjustable Rate (NASDAQ: ESAAX) (NASDAQ: ESABX) (NASDAQ: ESACX) (NASDAQ: EKIZX) (NASDAQ: ESARX) Evergreen Aggressive Growth (NASDAQ: EAGAX) (NASDAQ: EAGBX) (NASDAQ: EAGCX) (NASDAQ: EAGYX) Evergreen AL Municipal Bond (NASDAQ: EALAX) (NASDAQ: EALBX) (NASDAQ: EALZX) (NASDAQ: EALYX) Evergreen Asset

Allocation (NASDAQ: EAAFX) (NASDAQ: EABFX) (NASDAQ: EACFX) (NASDAQ: EAIFX) (NASDAQ: EAXFX) Evergreen Balanced (NASDAQ: EKBAX) (NASDAQ: EKBBX) (NASDAQ: EKBCX) (NASDAQ: EKBYX) Evergreen CA Municipal (NASDAQ: EOCAX) (NASDAQ: EOCBX) (NASDAQ: EOCCX) (NASDAQ: EOCIX) Evergreen Core Bond (NASDAQ: ESBAX) (NASDAQ: ESBBX) (NASDAQ: ESBCX) (NASDAQ: ESBIX) (NASDAQ: ESBSX) (NASDAQ: ESBRX) Evergreen CT Municipal Bond (NASDAQ: ECTAX) (NASDAQ: ECTBX) (NASDAQ: ECTCX) (NASDAQ: ECTYX) Evergreen Disciplined Value (NASDAQ: EDSAX) (NASDAQ: EDSBX) (NASDAQ: EDSCX) (NASDAQ: EDSIX) Evergreen Diversified Bond (NASDAQ: EKDLX) (NASDAQ: EKDMX) (NASDAQ: EKDCX) (NASDAQ: EKDYX) Evergreen Emerging Markets Growth (NASDAQ: EMGAX) (NASDAQ: EMGBX) (NASDAQ: EMGCX) (NASDAQ: EMGYX) Evergreen Equity Income (NASDAQ: ETRAX) (NASDAQ: ETRBX) (NASDAQ: ETRCX) (NASDAQ: EVTRX) (NASDAQ: ETRRX) Evergreen Equity Index (NASDAQ: ESINX) (NASDAQ: ESIOX) (NASDAQ: ESECX) (NASDAQ: EVIIX) (NASDAQ: EVISX) Evergreen FL High-Income Muni Bond (NASDAQ: EFHAX) (NASDAQ: EFHBX) (NASDAQ: EFHCX) (NASDAQ: EFHYX) Evergreen FL Municipal Bond (NASDAQ: EFMAX) (NASDAQ: EFMBX) (NASDAQ: EMBCX) (NASDAQ: EFMYX) Evergreen Fundamental Large Cap (NASDAQ: EGIAX) (NASDAQ: EGIBX) (NASDAQ: EGICX) (NASDAQ: EVVTX) Evergreen GA Municipal Bond (NASDAQ: EGAAX) (NASDAQ: EGABX) (NASDAQ: EGACX) (NASDAQ: EGAYX) Evergreen Global Large Cap Equity (NASDAQ: EAGLX) (NASDAQ: EBGLX) (NASDAQ: ECGLX) (NASDAQ: EYGLX) Evergreen Global Opportunities (NASDAQ: EKGAX) (NASDAQ: EKGBX) (NASDAQ: EKGCX) (NASDAQ: EKGYX) Evergreen Growth (NASDAQ: EGWAX) (NASDAQ: EGRBX) (NASDAQ: EGRTX) (NASDAQ: EGRYX) Evergreen Health Care (NASDAQ: EHABX) (NASDAQ: EHCBX) (NASDAQ: EHCCX) (NASDAQ: EHCYX) Evergreen High-Grade Municipal (NASDAQ: EHGAX) (NASDAQ: EHGBX) (NASDAQ: EHGCX) (NASDAQ: EHGYX) Evergreen High-Yield Bond (NASDAQ: EKHAX) (NASDAQ: EKHBX) (NASDAQ: EKHCX) (NASDAQ: EKHYX) Evergreen Institutional Mortgage (NASDAQ: EMSFX) Evergreen Intermediate Muni Bd (NASDAQ: ESTVX) (NASDAQ: ESTTX) (NASDAQ: ESTUX) (NASDAQ: ESTSX) (NASDAQ: ESTIX) Evergreen International Bond (NASDAQ: ESIYX) (NASDAQ: ESIUX) (NASDAQ: ESIVX) (NASDAQ: ESICX) (NASDAQ: ESIBX) Evergreen International Equity (NASDAQ: EKZAX) (NASDAQ: EKZBX) (NASDAQ: EKZCX) (NASDAQ: EKZYX) (NASDAQ: EKZRX) Evergreen Large Cap Equity (NASDAQ: EVSAX) (NASDAQ: EVSBX) (NASDAQ: EVSTX) (NASDAQ: EVSYX) (NASDAQ: EVSSX) Evergreen Large Cap Value (NASDAQ: EILAX) (NASDAQ: EILBX) (NASDAQ: EILCX) (NASDAQ: EILIX) Evergreen Large Company Growth (NASDAQ: EKJAX) (NASDAQ: EKJBX) (NASDAQ: EKJCX) (NASDAQ: EKJYX) Evergreen Limited Duration (NASDAQ: ESDAX) (NASDAQ: ESDBX) (NASDAQ: ESDCX) (NASDAQ: ESDIX) (NASDAQ: ESDSX) Evergreen MD Municipal Bond (NASDAQ: EMDAX) (NASDAQ: EMDDX) (NASDAQ: EMDCX) (NASDAQ: EMDYX) Evergreen Mid Cap Growth (NASDAQ: EKAAX) (NASDAQ: EKABX) (NASDAQ: EKACX) (NASDAQ: EKAYX) Evergreen Municipal Bond (NASDAQ: EKEAX) (NASDAQ: EKEBX) (NASDAQ: EKECX) (NASDAQ: EKEYX) Evergreen NC Municipal Bond (NASDAQ: ENCMX) (NASDAQ: ENCBX) (NASDAQ: ENCCX) (NASDAQ: ENCYX) Evergreen NJ Municipal Bond (NASDAQ: ENJAX) (NASDAQ: ENJBX) (NASDAQ: ENJCX) (NASDAQ: ENJYX) Evergreen NY Municipal (NASDAQ: EOYAX) (NASDAQ: EOYBX) (NASDAQ: EOYCX) (NASDAQ: EOYIX) Evergreen Omega (NASDAQ: EKOAX) (NASDAQ: EKOBX) (NASDAQ: EKOCX) (NASDAQ: EOMYX) (NASDAQ: EKORX) Evergreen PA Municipal (NASDAQ: EKVAX) (NASDAQ: EKVBX) (NASDAQ: EKVCX) (NASDAQ: EKVYX) Evergreen Precious Metals (NASDAQ: EKWAX) (NASDAQ: EKWBX) (NASDAQ: EKWCX) (NASDAQ: EKWYX) Evergreen SC Municipal Bond (NASDAQ: EGASX) (NASDAQ: EGBSX) (NASDAQ: EGCSX) (NASDAQ: EGSYX)

Evergreen Select High Yield Bd (NASDAQ: EHYIX) (NASDAQ: EHYSX) Evergreen Short-Interm Bond (NASDAQ: EFXAX) (NASDAQ: EFXBX) (NASDAQ: EFXCX) (NASDAQ: ESFIX) (NASDAQ: EFISX) Evergreen Short-Interm Municipal (NASDAQ: EMUAX) (NASDAQ: EMUBX) (NASDAQ: EMUCX) (NASDAQ: EMUNX) Evergreen Small Cap Value (NASDAQ: ESKAX) (NASDAQ: ESKBX) (NASDAQ: ESKCX) (NASDAQ: ESKIX) Evergreen Special Equity (NASDAQ: ESEAX) (NASDAQ: ESEBX) (NASDAQ: ESQCX) (NASDAQ: ESDDX) (NASDAQ: ESSEX) Evergreen Special Values (NASDAQ: ESPAX) (NASDAQ: ESPBX) (NASDAQ: ESPCX) (NASDAQ: ESPIX) (NASDAQ: ESPRX) Evergreen Strategic Core Bond Port(NASDAQ: ENFDX) Evergreen Strategic Growth (NASDAQ: ESGAX) (NASDAQ: ESGBX) (NASDAQ: ESGTX) (NASDAQ: ESGIX) (NASDAQ: ESGSX) (NASDAQ: ESGRX) Evergreen Strategic Income (NASDAQ: EKSAX) (NASDAQ: EKSBX) (NASDAQ: EKSCX) (NASDAQ: EKSYX) Evergreen Strategic Municipal Bd (NASDAQ: VMPAX) (NASDAQ: VMPIX) (NASDAQ: DHICX) (NASDAQ: VMPYX) Evergreen Strategic Value (NASDAQ: ESSAX) (NASDAQ: ESSBX) (NASDAQ: ESSCX) (NASDAQ: ESSIX) (NASDAQ: ESSSX) Evergreen U.S. Government (NASDAQ: EUSAX) (NASDAQ: EUSBX) (NASDAQ: EUSCX) (NASDAQ: EUSYX) Evergreen Ultra Short Opportunities (NASDAQ: EUBAX) (NASDAQ: EUBBX) (NASDAQ: EUB-CX) (NASDAQ: EUBIX) Evergreen Utility & Telecomm (NASDAQ: EVUAX) (NASDAQ: EVUBX) (NASDAQ: EVUCX) (NASDAQ: EVUYX) Evergreen VA Municipal Bond (NASDAQ: EGVRX) (NASDAQ: EVABX) (NASDAQ: EVACX) (NASDAQ: EGVZX)

The Wells Fargo Preferred Funds include mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors, LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and Wells Fargo Mutual Funds.

The H.D. Vest Preferred Funds include mutual funds in the following mutual fund families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, Wells Fargo Funds, American Funds, and Franklin Templeton Investments.

The action is pending in the United States District Court for the Northern District of California against defendant Wells Fargo & Company and certain of its affiliated entities. The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push Wells Fargo Investments and H.D. Vest sales personnel to steer clients into purchasing certain Wells Fargo Funds and Wells Fargo and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to Wells Fargo and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. Wells Fargo Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.

The action also includes a subclass of persons who held any shares of **Wells Fargo** Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of **Wells Fargo**, **Wells Fargo** Funds Management, created further undisclosed material conflicts of interest by entering into **revenue sharing** agreements with brokers at **Wells Fargo** Investments and H.D. Vest to push investors into **Wells Fargo** Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.
The action includes a second subclass of persons who purchased a Wells Fargo Financial Plan that held Wells Fargo Funds. The Wells Fargo Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.

If you wish to discuss this action or have any questions concerning this notice or your rights or interests with respect to these matters, please contact Tzivia Brody at Stull, Stull & Brody by calling toll-free 1-800-337-4983, or by e-mail at SSBNY@aol.com, or by fax at 212/490-2022, or by writing to Stull, Stull & Brody, 6 East 45th Street, New York, NY 10017. You can also visit our website at www.ssbny.com.

Contact:
Tzivia Brody
Stull, Stull & Brody
1-800-337-4983
Email Contact
fax at 212/490-2022
www.ssbny.com

---- INDEX REFERENCES ----

COMPANY: FMR CORP; WELLS FARGO AND CO; CIA LLC; FIDELITY INVESTMENT SERVICES LTD; PIONEER INVESTMENT MANAGEMENT INC; FIDELITY ABERDEEN STREET TRUST; PUTNAM INVESTMENTS; WELLS FARGO AND CO CALIFORNIA; FIDELITY SELECT PORTFOLIOS; VAN KAMPEN INVESTMENTS; WELLS FARGO INVESTMENTS LLC; EVERGREEN EQUITY TRUST; WACHOVIA CORP; JAPAN FUND INC; DELAWARE INVESTMENTS; FIDELITY INVESTMENT; OPPENHEIMER TRANSITION 2010 FUND; FIDELITY INCOME FUND; FIDELITY INVESTMENTS; OPPENHEIMER FUNDS INC; OP-

PENHEIMER TRANSITION 2020 FUND; DREYFUS CORP (THE); ASSET MANAGEMENT; DELAWARE MANAGEMENT HOLDINGS CO INC; OPPENHEIMER TRANSITION 2030 FUND; EVERGREEN INVESTMENTS; EVERGREEN SALES AND MKTG INC; EVERGREEN GROWTH AND INCOME FUND; FIDELITY INVESTMENTS INSTITUTIONAL SERVICES CO INC; MICHIGAN COATING PRODUCTS; MARSH AND MCLENNAN COS INC; FIDELITY FINANCIAL TRUST

NEWS SUBJECT: (Legal (1LE33); Major Corporations (1MA93); Economics & Trade (1EC26); Business Litigation (1BU04); Government (1GO80); Business Lawsuits & Settlements (1BU19))

INDUSTRY: (Investment Management (1IN34); Personal Financial Planning (1PE18); Banking (1BA20); Financial Services Regulatory (1FI03); Financial Services Products (1FI16); Mutual Funds (1MU87); Securities Investment (1SE57); Financial Services (1FI37))

REGION: (North America (1NO39); New York (1NE72); USA (1US73); Americas (1AM92); California (1CA98))

Language: EN

OTHER INDEXING: (ALLIANCE BERNSTEIN INVESTMENT RESEARCH; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; ASSET MANAGEMENT; DELAWARE INVESTMENTS; DISTRIBUTORS INC; DREYFUS SERVICE CORP; EATON VANCE MANAGED INVESTMENTS; EVERGREEN; EVERGREEN ADJUSTABLE RATE; EVERGREEN AGGRESSIVE GROWTH; EVERGREEN AL; EVERGREEN ASSET ALLOCATION; EVERGREEN BALANCED; EVERGREEN CA MUNICIPAL; EVERGREEN CORE BOND; EVERGREEN CT MUNICIPAL BOND; EVERGREEN DIVERSIFIED BOND; EVERGREEN EMERGING MARKETS GROWTH; EVERGREEN EQUITY INDEX; EVERGREEN FL; EVERGREEN FL MUNICIPAL BOND; EVERGREEN FUNDAMENTAL LARGE CAP; EVERGREEN GA MUNICIPAL BOND; EVERGREEN GLOBAL; EVERGREEN GLOBAL OPPORTUNITIES; EVERGREEN GROWTH; EVERGREEN HEALTH CARE; EVERGREEN INSTITUTIONAL MORTGAGE; EVERGREEN INTERMEDIATE MUNI BD; EVERGREEN INTERNATIONAL BOND; EVERGREEN INVESTMENTS; EVERGREEN LARGE; EVERGREEN LIMITED DURATION; EVERGREEN MD MUNICIPAL BOND; EVERGREEN MID CAP GROWTH; EVERGREEN MUNICIPAL BOND; EVERGREEN NC MUNICIPAL BOND; EVERGREEN NJ MUNICIPAL BOND; EVERGREEN NY MUNICIPAL; EVERGREEN OMEGA; EVERGREEN PA MUNICIPAL; EVERGREEN PRECIOUS METALS; EVERGREEN SC MUNICIPAL BOND; EVERGREEN SELECT; EVERGREEN SHORT; EVERGREEN SMALL; EVERGREEN STRATEGIC CORE BOND PORT; EVERGREEN STRATEGIC GROWTH; EVERGREEN STRATEGIC MUNICIPAL BD; EVERGREEN ULTRA SHORT OPPORTUNITIES; EVERGREEN UTILITY TELECOMM; EVERGREEN VA MUNICIPAL BOND; FEDERATED; FIDELITY INVESTMENTS; FULL SERVICE; INVESTMENT; INVESTMENT MANAGEMENT; INVESTMENTS; JOHN HANCOCK FUNDS WELLS FARGO FUNDS; LLC; MUNICIPAL BOND; NASDAQ: DHICX; NASDAQ: EAAFX; NASDAQ: EABFX; NASDAQ: EACFX; NASDAQ: EAGAX; NASDAQ: EAGBX; NASDAQ: EAGCX; NASDAQ: EAGLX; NASDAQ: EAGYX; NASDAQ: EAIFX; NASDAQ: EALAX; NASDAQ: EALBX; NASDAQ: EALYX; NASDAQ: EALZX; NASDAQ: EAXFX; NASDAQ: EBGLX; NASDAQ: ECGLX; NASDAQ: ECTAX; NASDAQ: ECTBX; NASDAQ: ECTCX; NASDAQ: ECTYX; NASDAQ: EDSAX; NASDAQ: EDSBX; NASDAQ: EDSCX; NASDAQ: EDSIX; NASDAQ: EFHAX; NASDAQ: EFHBX; NASDAQ: EFHCX; NASDAQ: EFHYX; NASDAQ: EFISX; NASDAQ: EFMAX; NASDAQ: EFMBX; NASDAQ: EFMYX; NASDAQ: EFXAX; NASDAQ: EFXBX; NASDAQ: EFXCX; NASDAQ: EGAAX; NASDAQ: EGABX; NASDAQ: EGACX;

NASDAQ: EGASX; NASDAQ: EGAYX; NASDAQ: EGBSX; NASDAQ: EGCSX; NASDAQ: EGIAX; NASDAQ: EGIBX; NASDAQ: EGICX; NASDAQ: EGRBX; NASDAQ: EGRTX; NASDAQ: EGRYX; NASDAQ: EGSYX; NASDAQ: EGVRX; NASDAQ: EGVZX; NASDAQ: EGWAX; NASDAQ: EHABX; NASDAQ: EHCBX; NASDAQ: EHCCX; NASDAQ: EHCYX; NASDAQ: EHGAX; NASDAQ: EHGBX; NASDAQ: EHGCX; NASDAQ: EHGYX; NASDAQ: EHYIX; NASDAQ: EHYSX; NASDAQ: EILAX; NASDAQ: EILBX; NASDAQ: EILCX; NASDAQ: EILIX; NASDAQ: EKAAX; NASDAQ: EKABX; NASDAQ: EKACX; NASDAQ: EKAYX; NASDAQ: EKBAX; NASDAQ: EKBBX; NASDAQ: EKBCX; NASDAQ: EKBYX; NASDAQ: EKDCX; NASDAQ: EKDLX; NASDAQ: EKDMX; NASDAQ: EKDYX; NASDAQ: EKEAX; NASDAQ: EKEBX; NASDAQ: EKECX; NASDAQ: EKEYX; NASDAQ: EKGAX; NASDAQ: EKGBX; NASDAQ: EKGCX; NASDAQ: EKGYX; NASDAQ: EKHAX; NASDAQ: EKHBX; NASDAQ: EKHCX; NASDAQ: EKHYX; NASDAQ: EKIZX; NASDAQ: EKJAX; NASDAQ: EKJBX; NASDAQ: EKJCX; NASDAQ: EKJYX; NASDAQ: EKOAX; NASDAQ: EKOBX; NASDAQ: EKOCX; NASDAQ: EKORX; NASDAQ: EKSAX; NASDAQ: EKSBX; NASDAQ: EKSCX; NASDAQ: EKSYX; NASDAQ: EKVAX; NASDAQ: EKVBX; NASDAQ: EKVCX; NASDAQ: EKVYX; NASDAQ: EKWAX; NASDAQ: EKWBX; NASDAQ: EKWCX; NASDAQ: EKWYX; NASDAQ: EKZAX; NASDAQ: EKZBX; NASDAQ: EKZCX; NASDAQ: EKZRX; NASDAQ: EKZYX; NASDAQ: EMBCX; NASDAQ: EMDAX; NASDAQ: EMDCX; NASDAQ: EMDDX; NASDAQ: EMDYX; NASDAQ: EMGAX; NASDAQ: EMGBX; NASDAQ: EMGCX; NASDAQ: EMGYX; NASDAQ: EMSFX; NASDAQ: EMUAX; NASDAQ: EMUBX; NASDAQ: EMUCX; NASDAQ: EMUNX; NASDAQ: ENCBX; NASDAQ: ENCCX; NASDAQ: ENCMX; NASDAQ: ENCYX; NASDAQ: ENFDX; NASDAQ: ENJAX; NASDAQ: ENJBX; NASDAQ: ENJCX; NASDAQ: ENJYX; NASDAQ: EOCAX; NASDAQ: EOCBX; NASDAQ: EOCCX; NASDAQ: EOCIX; NASDAQ: EOMYX; NASDAQ: EOYAX; NASDAQ: EOYBX; NASDAQ: EOYCX; NASDAQ: EOYIX; NASDAQ: ESAAX; NASDAQ: ESABX; NASDAQ: ESACX; NASDAQ: ESARX; NASDAQ: ESBAX; NASDAQ: ESBBX; NASDAQ: ESBCX; NASDAQ: ESBIX; NASDAQ: ESBRX; NASDAQ: ESBSX; NASDAQ: ESDAX; NASDAQ: ESDBX; NASDAQ: ESDCX; NASDAQ: ESDDX; NASDAQ: ESDIX; NASDAQ: ESDSX; NASDAQ: ESEAX; NASDAQ: ESEBX; NASDAQ: ESECX; NASDAQ: ESFIX; NASDAQ: ESGAX; NASDAQ: ESGBX; NASDAQ: ESGIX; NASDAQ: ESGRX; NASDAQ: ESGSX; NASDAQ: ESGTX; NASDAQ: ESIBX; NASDAQ: ESICX; NASDAQ: ESINX; NASDAQ: ESIOX; NASDAQ: ESIUX; NASDAQ: ESIVX; NASDAQ: ESIYX; NASDAQ: ESKAX; NASDAQ: ESKBX; NASDAQ: ESKCX; NASDAQ: ESKIX; NASDAQ: ESPAX; NASDAQ: ESPBX; NASDAQ: ESPCX; NASDAQ: ESPIX; NASDAQ: ESPRX; NASDAQ: ESQCX; NASDAQ: ESSAX; NASDAQ: ESSBX; NASDAQ: ESSCX; NASDAQ: ESSEX; NASDAQ: ESSIX; NASDAQ: ESSSX; NASDAQ: ESTIX; NASDAQ: ESTSX; NASDAQ: ESTTX; NASDAQ: ESTUX; NASDAQ: ESTVX; NASDAQ: ETRAX; NASDAQ: ETRBX; NASDAQ: ETRCX; NASDAQ: ETRRX; NASDAQ: EUBAX; NASDAQ: EUBBX; NASDAQ: EUBCX; NASDAQ: EUBIX; NASDAQ: EUSAX; NASDAQ: EUSBX; NASDAQ: EUSCX; NASDAQ: EUSYX; NASDAQ: EVABX; NASDAQ: EVACX; NASDAQ: EVIIX; NASDAQ: EVISX; NASDAQ: EVSAX; NASDAQ: EVSBX; NASDAQ: EVSSX; NASDAQ: EVSTX; NASDAQ: EVSYX; NASDAQ: EVTRX; NASDAQ: EVUAX; NASDAQ: EVUBX; NASDAQ: EVUCX; NASDAQ: EVUYX; NASDAQ: EVVTX; NASDAQ: EYGLX; NASDAQ: VMPAX; NASDAQ: VMPIX; NASDAQ: VMPYX; OPPENHEIMER FUNDS INC; PIONEER INVESTMENT MANAGEMENT INC; PUTNAM INVESTMENTS; SCUDDER INVESTMENTS; STULL; STULL BRODY; STULL BRODY ANNOUNCES CLASS ACTION AGAINST; TEMPLETON INVESTMENTS; TZIVIA BRODY STULL; VAN KAMPEN INVESTMENTS; VAN KAMPEN INVESTMENTS AIM; VEST INVESTMENT SERVICES LLC; WELLS FARGO; WELLS FARGO CO; WELLS FARGO FINANCIAL; WELLS FARGO FINANCIAL PLAN; WELLS FARGO FUNDS; WELLS FARGO INVESTMENTS; WELLS FARGO INVESTMENTS LLC; WELLS FARGO MUTUAL FUNDS; WELLS FARGO PREFERRED FUNDS; WELLS FARGO WELLS FARGO FUNDS MANAGEMENT) (Franklin Templeton Investments.; Funds; Funds Distributors; H.D .Vest; H.D. Vest; Lincoln; Preferred Funds; Shelf-Space Funds; Unbeknownst) (NEW YORK, NY) (NEW YORK, NY)

KEYWORDS: (Class Action); (Professional Services:Legal)

TICKER SYMBOL: DHICX:NASDAQ; EAAFX:NASDAQ; EABFX:NASDAQ; EACFX:NASDAQ; EAGAX:NASDAQ; EAGBX:NASDAQ; EAGCX:NASDAQ; EAGLX:NASDAQ; EAGYX:NASDAQ; EAIFX:NASDAQ; EALAX:NASDAQ; EALBX:NASDAQ; EALYX:NASDAQ; EALZX:NASDAQ; EAXFX:NASDAQ; EBGLX:NASDAQ; ECGLX:NASDAQ; ECTAX:NASDAQ; ECTBX:NASDAQ; EC-TCX:NASDAQ; ECTYX:NASDAQ; EDSAX:NASDAQ; EDSBX:NASDAQ; EDSCX:NASDAQ; EDSIX:NASDAQ; EFHAX:NASDAQ; EFHBX:NASDAQ; EFHCX:NASDAQ; EFHYX:NASDAQ; EFISX:NASDAQ; EFMAX:NASDAQ; EFMBX:NASDAQ; EFMYX:NASDAQ; EFXAX:NASDAQ; EFXBX:NASDAQ; EFX-CX:NASDAQ; EGAAX:NASDAQ; EGABX:NASDAQ; EGACX:NASDAQ; EGASX:NASDAQ; EGAYX:NASDAQ; EGBSX:NASDAQ; EGCSX:NASDAQ; EGIAX:NASDAQ; EGIBX:NASDAQ; EGICX:NASDAQ; EGRBX:NASDAQ; EGRTX:NASDAQ; EGRYX:NASDAQ; EGSYX:NASDAQ; EGVRX:NASDAQ; EGVZX:NASDAQ; EGWAX:NASDAQ; EHABX:NASDAQ; EHCBX:NASDAQ; EHCCX:NASDAQ; EHCYX:NASDAQ; EHGAX:NASDAQ; EHGBX:NASDAQ; EHGCX:NASDAQ; EHGYX:NASDAQ; EHYIX:NASDAQ; EHYSX:NASDAQ; EILAX:NASDAQ; EILBX:NASDAQ; EILCX:NASDAQ; EILIX:NASDAQ; EKAAX:NASDAQ; EKABX:NASDAQ; EKACX:NASDAQ; EKAYX:NASDAQ; EK-BAX:NASDAQ; EKBBX:NASDAQ; EKBCX:NASDAQ; EKBYX:NASDAQ; EKDCX:NASDAQ; EKDLX:NASDAQ; EKDMX:NASDAQ; EKDYX:NASDAQ; EKEAX:NASDAQ; EKEBX:NASDAQ; EKECX:NASDAQ; EKEYX:NASDAQ; EKGAX:NASDAQ; EKGBX:NASDAQ; EKGCX:NASDAQ; EKGYX:NASDAQ; EKHAX:NASDAQ; EKHBX:NASDAQ; EKHCX:NASDAQ; EKHYX:NASDAQ; EKIZX:NASDAQ; EK-JAX:NASDAQ; EKJBX:NASDAQ; EKJCX:NASDAQ; EKJYX:NASDAQ; EKOAX:NASDAQ; EKOBX:NASDAQ; EKOCX:NASDAQ; EKORX:NASDAQ; EKSAX:NASDAQ; EKSBX:NASDAQ; EKSCX:NASDAQ; EK-SYX:NASDAQ; EKVAX:NASDAQ; EKVBX:NASDAQ; EKVCX:NASDAQ; EKVYX:NASDAQ; EKWAX:NASDAQ; EKWBX:NASDAQ; EKWCX:NASDAQ; EKWYX:NASDAQ; EKZAX:NASDAQ; EKZBX:NASDAQ; EKZCX:NASDAQ; EKZRX:NASDAQ; EKZYX:NASDAQ; EMBCX:NASDAQ; EMDAX:NASDAQ; EMD-CX:NASDAQ; EMDDX:NASDAQ; EMDYX:NASDAQ; EMGAX:NASDAQ; EMGBX:NASDAQ; EMGCX:NASDAQ; EMGYX:NASDAQ; EMSFX:NASDAQ; EMUAX:NASDAQ; EMUBX:NASDAQ; EMUCX:NASDAQ; EMUNX:NASDAQ; ENCBX:NASDAQ; ENCCX:NASDAQ; ENCMX:NASDAQ; ENCYX:NASDAQ; ENF-DX:NASDAQ; ENJAX:NASDAQ; ENJBX:NASDAQ; ENJCX:NASDAQ; ENJYX:NASDAQ; EOCAX:NASDAQ; EOCBX:NASDAQ; EOCCX:NASDAQ; EOCIX:NASDAQ; EOMYX:NASDAQ; EOYAX:NASDAQ; EOY-BX:NASDAQ; EOYCX:NASDAQ; EOYIX:NASDAQ; ESAAX:NASDAQ; ESABX:NASDAQ; ESACX:NASDAQ; ESARX:NASDAQ; ESBAX:NASDAQ; ESBBX:NASDAQ; ESBCX:NASDAQ; ESBIX:NASDAQ; ES-BRX:NASDAQ; ESBSX:NASDAQ; ESDAX:NASDAQ; ESDBX:NASDAQ; ESDCX:NASDAQ; ESDDX:NASDAQ; ESDIX:NASDAQ; ESDSX:NASDAQ; ESEAX:NASDAQ; ESEBX:NASDAQ; ESECX:NASDAQ; ES-FIX:NASDAQ; ESGAX:NASDAQ; ESGBX:NASDAQ; ESGIX:NASDAQ; ESGRX:NASDAQ; ESGSX:NASDAQ; ESGTX:NASDAQ; ESIBX:NASDAQ; ESICX:NASDAQ; ESINX:NASDAQ; ESIOX:NASDAQ; ESI-UX:NASDAQ; ESIVX:NASDAQ; ESIYX:NASDAQ; ESKAX:NASDAQ; ESKBX:NASDAQ; ESKCX:NASDAQ; ESKIX:NASDAQ; ESPAX:NASDAQ; ESPBX:NASDAQ; ESPCX:NASDAQ; ESPIX:NASDAQ; ES-PRX:NASDAQ; ESQCX:NASDAQ; ESSAX:NASDAQ; ESSBX:NASDAQ; ESSCX:NASDAQ; ESSEX:NASDAQ; ESSIX:NASDAQ; ESSSX:NASDAQ; ESTIX:NASDAQ; ESTSX:NASDAQ; ESTTX:NASDAQ; ES-TUX:NASDAQ; ESTVX:NASDAQ; ETRAX:NASDAQ; ETRBX:NASDAQ; ETRCX:NASDAQ; ETRRX:NASDAQ; EUBAX:NASDAQ; EUBBX:NASDAQ; EUBCX:NASDAQ; EUBIX:NASDAQ; EUSAX:NASDAQ; EUSBX:NASDAQ; EUSCX:NASDAQ; EUSYX:NASDAQ; EVABX:NASDAQ; EVACX:NASDAQ; EVIIX:NASDAQ; EVISX:NASDAQ; EVSAX:NASDAQ; EVSBX:NASDAQ; EVSSX:NASDAQ; EVSTX:NASDAQ; EVSYX:NASDAQ; EVTRX:NASDAQ; EVUAX:NASDAQ; EVUBX:NASDAQ;

EVUCX:NASDAQ; EVUYX:NASDAQ; EVVTX:NASDAQ; EYGLX:NASDAQ; VMPAX:NASDAQ; VMPIX:NASDAQ; VMPYX:NASDAQ

Word Count: 2201
1/5/06 INTERNETWIRE 00:00:00
END OF DOCUMENT

1/4/06 Internet Wire 00:00:00

January 4, 2006

Stull, Stull & Brody Announces Class Action Against Wells Fargo & Company on Behalf of Those Who Purchased AllianceBernstein Mutual Funds From Wells Fargo

NEW YORK, NY 01/04/06 NEW YORK, NY, 01/04/06 / MARKET WIRE/ -- Notice is hereby given that a class action lawsuit was filed on November 4, 2005 in the United States District Court for the Northern District of California against Wells Fargo & Company and certain of its affiliates, on behalf of those who purchased AllianceBernstein mutual funds from Wells Fargo Investments, LLC ("Wells Fargo Investments") during the period between June 30, 2000 and June 8, 2005, inclusive (the "Class Period").

If you purchased AllianceBernstein mutual funds, **Wells Fargo** mutual funds, or any funds participating in the **Wells Fargo** and H.D. Vest Investment Services, LLC ("H.D. Vest") **revenue sharing** programs (" **Wells Fargo** Preferred Funds" and "H.D. Vest Preferred Funds," as defined below) through a **Wells Fargo** Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class member's claim is typical of the claims of other class members, and that the class member will adequately represent the class. Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Stull, Stull & Brody, or other counsel of your choice, to serve as your counsel in this action. Stull, Stull & Brody has litigated many class actions for violations of securities laws in federal courts over the past 30 years and has obtained court approval of substantial settlements on numerous occasions. Stull, Stull & Brody maintains offices in both New York and Los Angeles.

The AllianceBernstein mutual funds and their respective symbols are as follows:

AllianceBernstein All-Asia Investment Fund (NASDAQ: AALAX) (NASDAQ: AAABX) (NASDAQ: AAACX) AllianceBernstein Americas Government Income Trust (NASDAQ: ANAGX) (NASDAQ: ANABX) (NASDAQ: ANACX) AllianceBernstein Balanced Shares (NASDAQ: CABNX) (NASDAQ: CABBX) (NASDAQ: CBACX) AllianceBernstein Blended Style Series - U.S.

Large Cap Portfolio (NASDAQ: ABBAX) (NASDAQ: ABBAX) (NASDAQ: ABBCX) AllianceBernstein Bond Fund Corporate Bond Portfolio (NASDAQ: CBFAX) (NASDAQ: CBFBX) (NASDAQ: CBFCX) AllianceBernstein Bond Fund Quality Bond Portfolio (NASDAQ: ABQUX) (NASDAQ: ABQBX) (NASDAQ: ABQCX) AllianceBernstein Bond Fund U.S. Government Portfolio (NASDAQ: ABUSX) (NASDAQ: ABUBX) (NASDAQ: ABUCX) AllianceBernstein Disciplined Value Fund (NASDAQ: ADGAX) (NASDAQ: ADGBX) (NASDAQ: ADGCX) AllianceBernstein Emerging Market Debt Fund (NASDAQ: AGDAX) (NASDAQ: AGDBX) (NASDAQ: AGDCX) AllianceBernstein Global Small Cap Fund (NASDAQ: GSCAX) (NASDAQ: AGCBX) (NASDAQ: GSCCX) AllianceBernstein Global Strategic Income Trust (NASDAQ: AGSAX) (NASDAQ: AGSBX) (NASDAQ: AGCCX) AllianceBernstein Global Value Fund (NASDAQ: ABAGX) (NASDAQ: ABBGX) (NASDAQ: ABCGX) AllianceBernstein Greater China '97 Fund (NASDAQ: GCHAX) (NASDAQ: GCHBX) (NASDAQ: GCHCX) AllianceBernstein Growth & Income Fund (NASDAQ: CABDX) (NASDAQ: CBBDX) (NASDAQ: CBBCX) AllianceBernstein Growth Fund (NASDAQ: AGRFX) (NASDAQ: AGBBX) (NASDAQ: AGRCX) AllianceBernstein Health Care Fund (NASDAQ: AHLAX) (NASDAQ: CBBDX) (NASDAQ: CBBCX) AllianceBernstein High Yield Fund (NASDAQ: AHYAX) (NASDAQ: AHHBX) (NASDAQ: AHHCX) AllianceBernstein Intermediate California Muni Portfolio (NASDAQ: AICBX) (NASDAQ: ACLBX) (NASDAQ: ACMCX) AllianceBernstein Intermediate Diversified Muni Portfolio (NASDAQ: AIDAX) (NASDAQ: AIDBX) (NASDAQ: AIMCX) AllianceBernstein Intermediate New York Muni Portfolio:(NASDAQ: ANIAX) (NASDAQ: ANYBX) (NASDAQ: ANMCX) AllianceBernstein International Premier Growth Fund (NASDAQ: AIPAX) (NASDAQ: AIPBX) (NASDAQ: AIPCX) AllianceBernstein International Value Fund (NASDAQ: ABIAX) (NASDAQ: ABIBX) (NASDAQ: ABICX) AllianceBernstein Mid-Cap Growth (NASDAQ: CHCAX) (NASDAQ: CHCBX) (NASDAQ: CHCCX) AllianceBernstein Multi-Market Strategy Trust (NASDAQ: AMMSX) (NASDAQ: AMMBX) (NASDAQ: AMMCX) AllianceBernstein Muni Income Fund Arizona Portfolio (NASDAQ: AAZAX) (NASDAQ: AAZBX) (NASDAQ: AAZCX) AllianceBernstein Muni Income Fund California Portfolio (NASDAQ: ALCAX) (NASDAQ: ALCBX) (NASDAQ: ACACX) AllianceBernstein Muni Income Fund Florida Portfolio (NASDAQ: AFLAX) (NASDAQ: AFLBX) (NASDAQ: AFLCX) AllianceBernstein Muni Income Fund Insured California Portfolio (NASDAQ: BUICX) (NASDAQ: BUIBX) (NASDAQ: BUCCX) AllianceBernstein Muni Income Fund Insured National Portfolio (NASDAQ: CABTX) (NASDAQ: CBBBX) (NASDAQ: CACCX) AllianceBernstein Muni Income Fund Massachusetts Portfolio (NASDAQ: AMAAX) (NASDAQ: AMABX) AllianceBernstein Muni Income Fund Michigan Portfolio (NASDAQ: AMIAX) (NASDAQ: AMIBX) (NASDAQ: AMICX) AllianceBernstein Muni Income Fund Minnesota Portfolio (NASDAQ: AMNAX) (NASDAQ: AMNBX) (NASDAQ: AMNCX) AllianceBernstein Muni Income Fund National Portfolio (NASDAQ: ALTHX) (NASDAQ: ALTBX) (NASDAQ: ALNCX) AllianceBernstein Muni Income Fund New Jersey Portfolio (NASDAQ: ANJAX) (NASDAQ: ANJBX) (NASDAQ: ANJCX) AllianceBernstein Muni Income Fund New York Portfolio (NASDAQ: ALNYX) (NASDAQ: ALNBX) (NASDAQ: ANYCX) AllianceBernstein Muni Income Fund Ohio Portfolio (NASDAQ: AOHAX) (NASDAQ: AOHBX) (NASDAQ: AOHCX) AllianceBernstein Muni Income Fund Pennsylvania Portfolio (NASDAQ: APAAX) (NASDAQ: APABX) (NASDAQ: APACX) AllianceBernstein Muni Income Fund Virginia Portfolio (NASDAQ: AVAAX) (NASDAQ: AVABX) (NASDAQ: AVACX) AllianceBernstein New Europe Fund (NASDAQ: ANEAX) (NASDAQ: ANEBX) (NASDAQ: ANECX) AllianceBernstein Premier Growth Fund (NASDAQ: APGAX) (NASDAQ: APGBX) (NASDAQ: APGCX) AllianceBernstein Quasar Fund (NASDAQ: QUASX) (NASDAQ: QUABX)

(NASDAQ: QUACX) AllianceBernstein Real Estate Investment Fund (NASDAQ: AREAX) (NASDAQ: AREBX) (NASDAQ: ARECX) AllianceBernstein Select Investor Series Biotechnology Portfolio (NASDAQ: ASBAX) (NASDAQ: AIBBX) (NASDAQ: ASBCX) AllianceBernstein Select Investor Series Premier Portfolio (NASDAQ: ASPAX) (NASDAQ: ASPBX) (NASDAQ: ASPCX) AllianceBernstein Select Investor Series Technology Portfolio (NASDAQ: AITAX) (NASDAQ: AITBX) (NASDAQ: AITCX) AllianceBernstein Short Duration (NASDAQ: ADPAX) (NASDAQ: ADPBX) (NASDAQ: ADPCX) AllianceBernstein Small Cap Value Fund (NASDAQ: ABASX) (NASDAQ: ABBSX) (NASDAQ: ABCSX) AllianceBernstein Technology Fund (NASDAQ: ALTFX) (NASDAQ: ATEBX) (NASDAQ: ATECX) AllianceBernstein Utility Income Fund (NASDAQ: AUIAX) (NASDAQ: AUIBX) (NASDAQ: AUICX) AllianceBernstein Value Fund (NASDAQ: ABVAX) (NASDAQ: ABVBX) (NASDAQ: ABVCX) AllianceBernstein Worldwide Privatization Fund (NASDAQ: AWPAX) (NASDAQ: AWPBX) (NASDAQ: AWPCX)

The Wells Fargo Preferred Funds include mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors, LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and Wells Fargo Mutual Funds.

The H.D. Vest Preferred Funds include mutual funds in the following mutual fund families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, Wells Fargo Funds, American Funds, and Franklin Templeton Investments.

The action is pending in the United States District Court for the Northern District of California against defendant Wells Fargo & Company and certain of its affiliated entities. The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push Wells Fargo Investments and H.D. Vest sales personnel to steer clients into purchasing certain Wells Fargo Funds and Wells Fargo and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to Wells Fargo and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. Wells Fargo Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.

The action also includes a subclass of persons who held any shares of

Fargo Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of Wells Fargo, Wells Fargo Funds Management, created further undisclosed material conflicts of interest by entering into revenue sharing agreements with brokers at Wells Fargo Investments and H.D. Vest to push investors into Wells Fargo Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.

The action includes a second subclass of persons who purchased a Wells Fargo Financial Plan that held Wells Fargo Funds. The Wells Fargo Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.

If you wish to discuss this action or have any questions concerning this notice or your rights or interests with respect to these matters, please contact Tzivia Brody at Stull, Stull & Brody by calling toll-free 1-800-337-4983, or by e-mail at SSBNY@aol.com, or by fax at 212/490-2022, or by writing to Stull, Stull & Brody, 6 East 45th Street, New York, NY 10017. You can also visit our website at www.ssbny.com.

Contact:
Tzivia Brody
Stull, Stull & Brody
1-800-337-4983
Email Contact
fax at 212/490-2022
www.ssbny.com

---- INDEX REFERENCES ----

COMPANY: FMR CORP; WELLS FARGO AND CO; ALLIANCE CAPITAL MANAGEMENT LP; CIA LLC; FIDELITY INVESTMENT SERVICES LTD; PIONEER INVESTMENT MANAGEMENT INC; FIDELITY ABERDEEN STREET TRUST; PUTNAM INVESTMENTS; WELLS FARGO AND CO CALIFORNIA; FIDELITY SELECT PORTFOLIOS; VAN KAMPEN INVESTMENTS; WELLS FARGO INVESTMENTS LLC; WACHOVIA CORP; JAPAN FUND INC; DELAWARE INVESTMENTS; FIDELITY INVESTMENT; OPPENHEIMER TRANSITION 2010 FUND; ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT FUND; FIDELITY INCOME FUND; FIDELITY INVESTMENTS; OPPENHEIMER FUNDS INC; OPPENHEIMER TRANSITION 2020 FUND; DREYFUS CORP (THE); ASSET MANAGEMENT; DELAWARE MANAGEMENT HOLDINGS CO INC; OPPENHEIMER TRANSITION 2030 FUND; EVERGREEN INVESTMENTS; FIDELITY INVESTMENTS INSTITUTIONAL SERVICES CO INC; ALLIANCEBERNSTEIN HOLDING LP; MICHIGAN COATING PRODUCTS; MARSH AND MCLENNAN COS INC; FIDELITY FINANCIAL TRUST

NEWS SUBJECT: (Legal (1LE33); Major Corporations (1MA93); Economics & Trade (1EC26); Business Litigation (1BU04); Business Lawsuits & Settlements (1BU19))

INDUSTRY: (Investment Management (1IN34); Personal Financial Planning (1PE18); Banking (1BA20); Financial Services Regulatory (1FI03); Financial Services Products (1FI16); Mutual Funds (1MU87); Securities Investment (1SE57); Financial Services (1FI37))

REGION: (North America (1NO39); New York (1NE72); USA (1US73); Americas (1AM92); California (1CA98))

Language: EN

OTHER INDEXING: (ALLIANCE BERNSTEIN INVESTMENT RESEARCH; ALLIANCEBERNSTEIN; ALLIANCEBERNSTEIN BLENDED STYLE SERIES; ALLIANCEBERNSTEIN BOND FUND CORPORATE BOND PORTFOLIO; ALLIANCEBERNSTEIN BOND FUND QUALITY BOND PORTFOLIO; ALLIANCEBERNSTEIN BOND FUND U S GOVERNMENT PORTFOLIO; ALLIANCEBERNSTEIN DISCIPLINED; ALLIANCEBERNSTEIN EMERGING MARKET DEBT FUND; ALLIANCEBERNSTEIN GLOBAL; ALLIANCEBERNSTEIN GLOBAL SMALL CAP FUND; ALLIANCEBERNSTEIN GREATER CHINA; ALLIANCEBERNSTEIN GROWTH FUND; ALLIANCEBERNSTEIN HEALTH CARE FUND; ALLIANCEBERNSTEIN HIGH YIELD FUND; ALLIANCEBERNSTEIN INTERMEDIATE; ALLIANCEBERNSTEIN INTERMEDIATE CALIFORNIA MUNI PORTFOLIO; ALLIANCEBERNSTEIN INTERMEDIATE DIVERSIFIED MUNI PORTFOLIO; ALLIANCEBERNSTEIN INTL; ALLIANCEBERNSTEIN INTERNATIONAL PREMIER GROWTH FUND; ALLIANCEBERNSTEIN MID; ALLIANCEBERNSTEIN MULTI MARKET STRATEGY TRUST; ALLIANCEBERNSTEIN PREMIER GROWTH FUND; ALLIANCEBERNSTEIN QUASAR FUND; ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT FUND; ALLIANCEBERNSTEIN SELECT INVESTOR SERIES BIOTECHNOLOGY PORTFOLIO; ALLIANCEBERNSTEIN SELECT INVESTOR SERIES PREMIER PORTFOLIO; ALLIANCEBERNSTEIN SELECT INVESTOR SERIES TECHNOLOGY PORTFOLIO; ALLIANCEBERNSTEIN SHORT DURATION; ALLIANCEBERNSTEIN SMALL CAP; ALLIANCEBERNSTEIN TECHNOLOGY FUND; ALLIANCEBERNSTEIN WORLDWIDE PRIVATIZATION FUND; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS; ASIA INVESTMENT; ASSET MANAGEMENT; DELAWARE INVESTMENTS; DISTRIBUTORS INC; DREYFUS SERVICE CORP; EATON VANCE MANAGED INVESTMENTS; EVERGREEN INVESTMENTS; FEDERATED; FIDELITY INVESTMENTS; FULL SERVICE; FUND; INVESTMENT; INVESTMENT MANAGEMENT; INVESTMENTS; JERSEY PORTFOLIO; JOHN HANCOCK FUNDS WELLS FARGO FUNDS; LLC; NASDAQ: AAABX; NASDAQ: AAACX; NASDAQ: AALAX; NASDAQ: AAZAX; NASDAQ: AAZBX; NASDAQ: AAZCX; NASDAQ: ABAGX; NASDAQ: ABASX; NASDAQ: ABBAX; NASDAQ: ABBCX; NASDAQ: ABBGX; NASDAQ: ABBSX; NASDAQ: ABCGX; NASDAQ: ABCSX; NASDAQ: ABIAX; NASDAQ: ABIBX; NASDAQ: ABICX; NASDAQ: ABQBX; NASDAQ: ABQCX; NASDAQ: ABQUX; NASDAQ: ABUBX; NASDAQ: ABUCX; NASDAQ: ABUSX; NASDAQ: ABVAX; NASDAQ: ABVBX; NASDAQ: ABVCX; NASDAQ: ACACX; NASDAQ: ACLBX; NASDAQ: ACMCX; NASDAQ: ADGAX; NASDAQ: ADGBX; NASDAQ: ADGCX; NASDAQ: ADPAX; NASDAQ: ADPBX; NASDAQ: ADPCX; NASDAQ: AFLAX; NASDAQ: AFLBX; NASDAQ: AFLCX; NASDAQ: AGBBX; NASDAQ: AGCBX; NASDAQ: AGCCX; NASDAQ: AGDAX; NASDAQ: AGDBX; NASDAQ: AGDCX; NASDAQ: AGRCX; NASDAQ: AGRFX; NASDAQ: AGSAX; NASDAQ: AGSBX; NASDAQ: AHHBX; NASDAQ: AHHCX; NASDAQ: AHLAX; NASDAQ: AHYAX; NASDAQ: AIBBX; NASDAQ: AICBX; NASDAQ: AIDAX; NASDAQ: AIDBX; NASDAQ: AIMCX; NASDAQ: AIPAX; NASDAQ: AIPBX; NASDAQ: AIPCX; NASDAQ: AITAX; NASDAQ: AITBX; NASDAQ: AITCX; NASDAQ: ALCAX; NASDAQ: ALCBX; NASDAQ: ALNBX; NASDAQ: ALNCX; NASDAQ: ALNYX; NASDAQ: ALTBX;

NASDAQ: ALTFX; NASDAQ: ALTHX; NASDAQ: AMAAX; NASDAQ: AMABX; NASDAQ: AMIAX; NASDAQ: AMIBX; NASDAQ: AMICX; NASDAQ: AMMBX; NASDAQ: AMMCX; NASDAQ: AMMSX; NASDAQ: AMNAX; NASDAQ: AMNBX; NASDAQ: AMNCX; NASDAQ: ANABX; NASDAQ: ANACX; NASDAQ: ANAGX; NASDAQ: ANEAX; NASDAQ: ANEBX; NASDAQ: ANECX; NASDAQ: ANIAX; NASDAQ: ANJAX; NASDAQ: ANJBX; NASDAQ: ANJCX; NASDAQ: ANMCX; NASDAQ: ANYBX; NASDAQ: ANYCX; NASDAQ: AOHAX; NASDAQ: AOHBX; NASDAQ: AOHCX; NASDAQ: APAAX; NASDAQ: APABX; NASDAQ: APACX; NASDAQ: APGAX; NASDAQ: APGBX; NASDAQ: APGCX; NASDAQ: AREAX; NASDAQ: AREBX; NASDAQ: ARECX; NASDAQ: ASBAX; NASDAQ: ASBCX; NASDAQ: ASPAX; NASDAQ: ASPBX; NASDAQ: ASPCX; NASDAQ: ATEBX; NASDAQ: ATECX; NASDAQ: AUIAX; NASDAQ: AUIBX; NASDAQ: AUICX; NASDAQ: AVAAX; NASDAQ: AVABX; NASDAQ: AVACX; NASDAQ: AWPAX; NASDAQ: AWPBX; NASDAQ: AWPCX; NASDAQ: BUCCX; NASDAQ: BUIBX; NASDAQ: BUICX; NASDAQ: CABBX; NASDAQ: CABDX; NASDAQ: CABNX; NASDAQ: CABTX; NASDAQ: CACCX; NASDAQ: CBACX; NASDAQ: CBBBX; NASDAQ: CBBCX; NASDAQ: CBBDX; NASDAQ: CBFAX; NASDAQ: CBFBX; NASDAQ: CBFCX; NASDAQ: CHCAX; NASDAQ: CHCBX; NASDAQ: CHCCX; NASDAQ: GCHAX; NASDAQ: GCHBX; NASDAQ: GCHCX; NASDAQ: GSCAX; NASDAQ: GSCCX; NASDAQ: QUABX; NASDAQ: QUACX; NASDAQ: QUASX; NEW YORK MUNI PORTFOLIO; OPPENHEIMER FUNDS INC; PIONEER INVESTMENT MANAGEMENT INC; PORTFOLIO; PUTNAM INVESTMENTS; SCUDDER INVESTMENTS; STULL; STULL BRODY; STULL BRODY ANNOUNCES CLASS ACTION AGAINST; TEMPLETON INVESTMENTS; TZIVIA BRODY STULL; US LARGE CAP PORTFOLIO; VAN KAMPEN INVESTMENTS; VAN KAMPEN INVESTMENTS AIM; VEST INVESTMENT SERVICES LLC; WELLS FARGO; WELLS FARGO CO; WELLS FARGO FINANCIAL; WELLS FARGO FINANCIAL PLAN; WELLS FARGO FUNDS; WELLS FARGO INVESTMENTS; WELLS FARGO INVESTMENTS LLC; WELLS FARGO MUTUAL FUNDS; WELLS FARGO PREFERRED FUNDS; WELLS FARGO WELLS FARGO FUNDS MANAGEMENT) (Franklin Templeton Investments.; Funds; Funds Distributors; H.D .Vest; H.D. Vest; Lincoln; Preferred Funds; Shelf-Space Funds; Unbeknownst) (NEW YORK, NY) (NEW YORK, NY)

KEYWORDS: (Class Action); (Professional Services:Legal)

TICKER SYMBOL: AAABX:NASDAQ; AAACX:NASDAQ; AALAX:NASDAQ; AAZAX:NASDAQ; AAZBX:NASDAQ; AAZCX:NASDAQ; ABAGX:NASDAQ; ABASX:NASDAQ; ABBAX:NASDAQ; ABBCX:NASDAQ; ABBGX:NASDAQ; ABBSX:NASDAQ; ABCGX:NASDAQ; ABCSX:NASDAQ; ABIAX:NASDAQ; ABIBX:NASDAQ; ABICX:NASDAQ; ABQBX:NASDAQ; ABQCX:NASDAQ; ABQUX:NASDAQ; ABUBX:NASDAQ; ABUCX:NASDAQ; ABUSX:NASDAQ; ABVAX:NASDAQ; ABVBX:NASDAQ; ABVCX:NASDAQ; ACACX:NASDAQ; ACLBX:NASDAQ; ACMCX:NASDAQ; ADGAX:NASDAQ; ADGBX:NASDAQ; ADGCX:NASDAQ; ADPAX:NASDAQ; ADPBX:NASDAQ; ADPCX:NASDAQ; AFLAX:NASDAQ; AFLBX:NASDAQ; AFLCX:NASDAQ; AGBBX:NASDAQ; AGCBX:NASDAQ; AGCCX:NASDAQ; AGDAX:NASDAQ; AGDBX:NASDAQ; AGDCX:NASDAQ; AGRCX:NASDAQ; AGRFX:NASDAQ; AGSAX:NASDAQ; AGSBX:NASDAQ; AHHBX:NASDAQ; AHHCX:NASDAQ; AHLAX:NASDAQ; AHYAX:NASDAQ; AIBBX:NASDAQ; AICBX:NASDAQ; AIDAX:NASDAQ; AIDBX:NASDAQ; AIMCX:NASDAQ; AIPAX:NASDAQ; AIPBX:NASDAQ; AIPCX:NASDAQ; AITAX:NASDAQ; AITBX:NASDAQ; AITCX:NASDAQ; ALCAX:NASDAQ; ALCBX:NASDAQ; ALNBX:NASDAQ; ALNCX:NASDAQ; ALNYX:NASDAQ; ALTBX:NASDAQ; ALTFX:NASDAQ; ALTHX:NASDAQ; AMAAX:NASDAQ; AMABX:NASDAQ; AMIAX:NASDAQ; AMIBX:NASDAQ; AMICX:NASDAQ; AMMBX:NASDAQ; AMMCX:NASDAQ; AMMSX:NASDAQ; AMNAX:NASDAQ; AMNBX:NASDAQ; AMNCX:NASDAQ; ANABX:NASDAQ; ANACX:NASDAQ; ANAGX:NASDAQ; ANEAX:NASDAQ; ANEBX:NASDAQ; ANECX:NASDAQ; ANIAX:NASDAQ; ANJAX:NASDAQ; ANJBX:NASDAQ; AN-

JCX:NASDAQ; ANMCX:NASDAQ; ANYBX:NASDAQ; ANYCX:NASDAQ; AOHAX:NASDAQ; AOHBX:NASDAQ; AOHCX:NASDAQ; APAAX:NASDAQ; APABX:NASDAQ; APACX:NASDAQ; APGAX:NASDAQ; APG-BX:NASDAQ; APGCX:NASDAQ; AREAX:NASDAQ; AREBX:NASDAQ; ARECX:NASDAQ; ASBAX:NASDAQ; ASBCX:NASDAQ; ASPAX:NASDAQ; ASPBX:NASDAQ; ASPCX:NASDAQ; ATEBX:NASDAQ; ATECX:NASDAQ; AUIAX:NASDAQ; AUIBX:NASDAQ; AUICX:NASDAQ; AVAAX:NASDAQ; AVABX:NASDAQ; AVACX:NASDAQ; AWPAX:NASDAQ; AWPBX:NASDAQ; AWPCX:NASDAQ; BUC-CX:NASDAQ; BUIBX:NASDAQ; BUICX:NASDAQ; CABBX:NASDAQ; CABDX:NASDAQ; CABNX:NASDAQ; CABTX:NASDAQ; CACCX:NASDAQ; CBACX:NASDAQ; CBBBX:NASDAQ; CBBCX:NASDAQ; CBBDX:NASDAQ; CBFAX:NASDAQ; CBFBX:NASDAQ; CBFCX:NASDAQ; CHCAX:NASDAQ; CHCBX:NASDAQ; CHCCX:NASDAQ; GCHAX:NASDAQ; GCHBX:NASDAQ; GCHCX:NASDAQ; GSCAX:NASDAQ; GSCCX:NASDAQ; QUABX:NASDAQ; QUACX:NASDAQ; QUASX:NASDAQ

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END OF DOCUMENT

GUTRIDE SAFIER LLP
Michael R. Reese (Cal. State Bar No. 206773)
Kim E. Richman (admitted *pro hac vice*)
230 Park Avenue, Suite 963
New York, New York 10169
Telephone: (212) 579-4625
Facsimile: (212) 253-4272

- and -

GUTRIDE SAFIER LLP
Adam J. Gutride (Cal. State Bar No.181466)
Seth A. Safier (Cal. State Bar No. 197427)
Kate J. Stoia (Cal. State Bar No. 183471)
835 Douglass Street
San Francisco, California 94114
Telephone: (415) 271-6469
Facsimile: (415) 449-6469

Court Appointed Lead Counsel

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

RONALD SIEMERS and FORREST MCKENNA, Individually And On Behalf Of All Others Similarly Situated, Plaintiffs, vs. WELLS FARGO & COMPANY, WELLS FARGO INVESTMENTS, LLC, WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT INC., STEPHENS INC., WELLS FARGO FUNDS DISTRIBUTOR, LLC, and WELLS FARGO FUNDS TRUST, Defendants.	Case No. 05-04518 WHA **THIRD AMENDED CONSOLIDATED CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS AND FOR VIOLATION OF THE INVESTMENT COMPANY ACT** **<u>JURY TRIAL DEMANDED</u>**

Lead Plaintiff Ronald Siemers and plaintiff Forrest McKenna (collectively "Plaintiffs") by and through their counsel, allege the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, and media reports about Wells Fargo & Company and its related entities also named herein as defendants (collectively "Defendants" or "Wells Fargo"). Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

INTRODUCTION

1. This Third Amended Complaint is designed to comply with the Order Identifying Claims To Proceed And Dismissing All Other Claims And Granting Motion To Amend In Part, dated March 9, 2007 ("Order Identifying Claims", Dkt. 248). Consistent with that Order, Plaintiffs do not here restate claims that have been severed and stayed. Nevertheless, Plaintiffs preserve such claims and will replead them when authorized by the Court. Plaintiffs also do not restate claims that have been dismissed or state claims as to which leave to amend was not granted but reserve their rights with respect to all such claims.

2. This is a federal class action arising out of Defendants' failure to disclose their unlawful and deceitful course of conduct that was designed to improperly enrich Defendants to the detriment of Plaintiffs and other members of the Class. This claim is brought by Plaintiffs against Wells Fargo on behalf of a Class (defined below) consisting of all persons or entities who purchased one or more of the Wells Fargo Funds, from November 4, 2000 through June 8, 2005, inclusive (the "Class Period").

3. Defendant Investment Advisers and Distributors to the Wells Fargo Funds (as defined below) created undisclosed material conflicts of interest with members of the Class, by entering into revenue-sharing agreements with brokerages and selling agents who sold the Wells Fargo Funds, including without limitation Defendant Wells Fargo Investments. The Investment Advisers and Distributors financed these arrangements by illegally charging excessive and improper fees to the Wells Fargo Funds and their investors that should have been invested in the underlying portfolio. Defendants did not disclose to investors, at the time of purchase, their pre-

existing and ongoing revenue sharing arrangements, but rather knowingly hid such information by way of material omissions and half-truths in the prospectuses and other offering documents.

4. Defendant Wells Fargo Investments solicited investments in the Wells Fargo Funds and recommended such investments to its clients, without disclosing that it was a recipient of such kickbacks. The NASD has fined and censured Wells Fargo Investments millions of dollars for its conduct accepting such kickbacks, which included its role in this scheme. Likewise, the NASD and SEC have fined and censured broker-dealers such as American Express for failure to disclose the kickbacks paid to the broker-dealers by the Wells Fargo Defendants.

5. Defendants' sales practices created a material insurmountable conflict of interest between themselves and their clients by using investor assets to provide monetary incentives to broker/dealers to sell Wells Fargo Funds, sales of which increased Defendants' overall profits, but improperly diminished investors' returns. Defendants failed to disclose its kickback scheme, knowing that if the truth were revealed, no reasonable investor would invest in the Wells Fargo Funds. This conflict of interest created by Defendants' failure to disclose these incentives violates federal securities laws. Furthermore, Plaintiffs and other members of the Class paid fees and commissions that they would not have paid otherwise had the kickback scheme been disclosed, and, as result, received lower returns from their investments.

6. In engaging in this conduct, the Broker/Dealer, Investment Advisers, Distributors, and Control Person Defendants violated the Securities Act of 1933. In addition, the Investment Advisor, Distributors, and Control Person Defendants violated the Securities Exchange Act of 1934. Furthermore, the Investment Advisers, Investment Subadviser and Distributors violated the Investment Company Act of 1940 with respect to the Wells Fargo Advantage Small Cap Growth Fund.

7. The truth was finally disclosed in part on June 8, 2005, the end of the Class Period, when the NASD fined and censured Wells Fargo Investments for its involvement in this insidious scheme that betrayed the trust of its clients.

JURISDICTION AND VENUE

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. § 78aa; Section 22 of the Securities Act of 1933 (the "Securities Act"), 15 U.S.C. § 77v; and Sections 36(b) and 48(a) of the Investment Company Act ("ICA"), 15 U.S.C. §§ 80a-33(b), 80a-35(a), 80a-35(b), 80a-43 and 80a-47(a); and 28 U.S.C. §§ 1331, 1337 and 1367(a).

9. Venue is proper in this District pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1391. Substantial acts in furtherance of the alleged fraud, including the preparation and dissemination of materially false and misleading information, occurred within this District. Defendant Wells Fargo is headquartered in San Francisco.

10. In connection with the acts alleged herein, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

Plaintiffs

11. Court appointed Lead Plaintiff Ronald Siemers, a client of Wells Fargo Investments, purchased shares of the Wells Fargo Funds during the Class Period and was thereby damaged. The Wells Fargo Funds acquired by Mr. Siemers are included in Mr. Siemers certification attached hereto as Exhibit A. Mr. Siemers held the shares of the Wells Fargo Advantage Small Cap Growth Fund as reflected in attachment A at the time this action was originally filed and has continued, and continues, to hold these shares of the Wells Fargo Advantage Small Cap Growth Fund.

12. Forrest McKenna, a client of Wells Fargo Investments, purchased shares of the Wells Fargo Funds during the Class Period and was thereby damaged. The Wells Fargo Funds acquired by Mr. McKenna are included in Mr. McKenna's certification attached hereto as Exhibit B.

The Parent Company

13. Wells Fargo & Company is the ultimate parent of all Defendants named in this Complaint other than Stephens, Inc. and is incorporated in Delaware. Wells Fargo & Company is a diversified financial services company providing banking, insurance, investments, mortgage and consumer finance services. Through its subsidiaries, Wells Fargo & Company also markets, sponsors, and provides investment advisory, distribution, and administrative services to mutual funds, including the Wells Fargo Funds. Defendant Wells Fargo & Company is headquartered at 420 Montgomery Street, San Francisco, California 94104. It was the ultimate beneficiary of the secret plan and scheme to drive new investors into the Wells Fargo Funds through the kickback scheme alleged herein. Defendant Wells Fargo & Company is herein referred to as the "Control Person Defendant."

The Broker/Dealer

14. Defendant Wells Fargo Investments, LLC ("WF Investments") is a broker/dealer. WF Investments received kickback payments from the Investment Adviser Defendants during the Class Period that pushed clients into purchasing the Wells Fargo Funds in exchange for financial gain. The firm's address is 420 Montgomery St., San Francisco, California 94104.

15. Defendants WF Investments will be referred to herein as the "Broker/Dealer Defendant."

The Investment Advisers

16. Defendant Wells Fargo Funds Management, LLC ("the Fund Management Defendant" or "WFFM") is a Delaware corporation registered as an investment adviser under the Investment Advisers Act. Its offices are located at 525 Market St., San Francisco, California 94105. It is an indirect, wholly-owned subsidiary of Wells Fargo & Company. Prior to March 1, 2001, the Fund Management Defendant existed as a division or department of Wells Fargo Bank, N.A., rather than as a separate legal entity, but at all times it has acted in the capacities described herein. For example, in the prospectuses dated February 1, 2001, the Fund Management Defendant stated that it had been created in "early 2001" but referenced its existence as a fund

manager (under the ownership of Wells Fargo & Company) prior to that date, stating, "As of September 30, 2000, Funds Management and its affiliates managed over $514 billion in assets."

17. The Investment Adviser is responsible for implementing the investment policies and guidelines for the Wells Fargo Funds and for supervising the sub-adviser responsible for their day-to-day management, including the placing of orders for the purchase and sale of portfolio securities. In return, the Investment Adviser receives fees calculated as percentage of net assets under management.

18. As of June 30, 2004, the Investment Adviser managed over $75 billion in Wells Fargo Funds mutual fund assets. In breach of their fiduciary duties, the Investment Adviser Defendants (as defined below) provided self-serving information to the Funds' Board of Trustees and created a secret plan with broker/dealers to promote the Wells Fargo Funds which resulted in the Funds' investors footing the bill.

Investment Sub-Adviser

19. Defendant Wells Capital Management Inc. ("Wells Capital Management") is an affiliate of Funds Management, a sub-adviser for each of the Funds, and is responsible for the day-to-day investment management activities of the Funds. Wells Capital Management is compensated by the Investment Advisers for its services as adviser. It is located at 525 Market St., San Francisco, California 94105.

20. Defendant Wells Capital Management is also referred to herein as the "Investment Sub-Adviser."

The Distributors

21. Wells Fargo Funds Distributor, LLC is the distributor of all Wells Fargo Funds. Wells Fargo Distributor is located at 525 Market Street, San Francisco, California 94105 and is an affiliate of the Fund Management Defendant. According to the Wells Fargo Funds prospectuses: "Wells Fargo Funds Distributor, LLC serves as the principal underwriter distributing securities of the Funds on a continuous basis" during the Class Period. *see* April 11, 2005 prospectuses for Wells Fargo Advantage Small Cap Growth Fund.

22. Defendant Stephens Inc. served as the Distributor of the Wells Fargo Funds until July 26, 2004. Stephens Inc. is located at 111 Center Street, Little Rock, Arkansas 72201. According to the Wells Fargo Funds prospectuses: "Stephens served as the principal underwriter distributing securities….on a continuous basis" during portions of the Class Period. *See* April 11, 2005 prospectuses for Wells Fargo Advantage Small Cap Growth Fund.

23. Defendant Stephen Inc. and Wells Fargo Funds Distributor, LLC., will be collectively referred to as the "Distributor Defendants".

The Registrant

24. Defendant Wells Fargo Funds Trust is the Registrant of all the Wells Fargo Funds for the purposes of filing financials with the SEC, under which the Wells Fargo Funds are organized as several portfolios/series. Defendant Wells Fargo Funds Trust is an open-ended management company incorporated in Delaware and is registered with the SEC under the Investment Company Act. Wells Fargo Funds Trust has its principal executive offices at 525 Market Street, San Francisco, California 94105. Defendant Wells Fargo Funds Trust is herein referred to as the "Registrant Defendant."

SUBSTANTIVE ALLEGATIONS

Background

25. Wells Fargo provides banking, insurance, investments, mortgage and consumer finance services to more than 23 million customers through an international network of over 6,160 financial services offices, the internet and other distribution channels. Wells Fargo has $435 billion in assets and over 150,000 employees. Wells Fargo calls its financial consultants "team members" and states on its website that the "team members" will "provide sound financial advice for customers … and create new wealth for them." WellsFargo.com, Vision and Values: What is Wells Fargo, http://www.wellsfargo.com/ invest_relations/vision_values/4.

26. Investors often turn to financial consultants for guidance on savings and retirement vehicles that will maximize the growth of their assets. Brokers, such as those at Wells Fargo Investments, refer to themselves as financial consultants. Wells Fargo states on its website that among its core values are that its employees "[v]alue and reward open, honest, two-way

communication...[a]void any actual or perceived conflict of interest...[and] [c]omply with the letter and the spirit of the law." WellsFargo.com, Vision and Values: What Are Our Values, http://www.wellsfargo.com/invest_relations/vision_values/11. Indeed, the "Wells Fargo Team Members Code of Ethics and Business Conduct" states that team members must avoid conflicts of interest or the appearance of conflicts of interest, and also notes that it is unlawful for team members to accept anything of value from any person intending to be influenced or rewarded in connection with any business or transaction of Wells Fargo. WellsFargo.com, Wells Fargo Team Members Code of Ethics and Business Conduct, June 1, 2004, at 6, http://www.wellsfargo.com/ pages/about/corporate/ethics/team_member_code_of_ethics_2004.pdf. These internally-published prohibitions on conflicts of interest are, of course, in addition to the matrix of market regulations governing broker/dealers and mutual fund companies that prohibit such conduct.

27. However, Defendants' mutual funds sales practices clearly contradict their statements made to investors. Undisclosed conflict of interests were rampant in the relationships between Defendants and mutual fund investors who are members of the Class.

28. The kickbacks paid by the Wells Fargo Funds were in the form of "revenue sharing." Revenue sharing occurs when a mutual fund's investment adviser or its affiliate makes cash payments to a broker/dealer in exchange for the broker/dealer pushing shares of that fund over other funds. Revenue sharing arrangements are problematic because they reduce the assets of the funds for a purpose that is not disclosed to investors. In addition, broker/dealers cannot uphold their fiduciary responsibilities when they choose to include or exclude a fund based on the fund's participation in a revenue sharing arrangement rather than based on the benefit to the investor without informing the investor. The SEC has stated that "[r]evenue sharing arrangements not only pose potential conflicts of interest, but also may have the indirect effect of reducing investors' returns by increasing the distribution-related costs incurred by funds." 69 Fed. Reg. 6438, 6441 n.21 (Feb.10, 2004)

29. According to Wells Fargo documents, payments from the Wells Fargo Funds were based upon the amount of assets of the Wells Fargo Fund held under management, as well as on the amount of sales of the Wells Fargo Funds.

PLAINTIFFS' PURCHASES

30. Plaintiff Ronald Siemers purchased the Wells Fargo Funds at issue based upon the recommendations of his WFI brokers/financial consultants. Mr. Siemers made the following purchases based upon the following recommendations by his WFI brokers/financial consultants during the Class Period:

a. On or about January 1, 2000, John Ingwalson ("Ingwalson"), Mr. Siemers' WFI broker/financial consultant at the time, had a face-to-face meeting with Siemers that took place at Ingwalson's WFI offices located in St. Paul, Minnesota. During that meeting, Ingwalson recommended to Mr. Siemers how Siemers should invest Siemers' annual bonus he had just received. Ingwalson recommended to Siemers that Siemers make purchases of Wells Fargo Diversified Equity Fund (NVDAX) and continue to do so on a monthly basis. Based upon that recommendation, Mr. Siemers made monthly purchases of Wells Fargo Diversified Equity Fund (NVDAX) on a monthly basis throughout the Class Period as reflected in Exhibit A attached hereto.

b. On or about February 20, 2004, Steve Sullivan ("Sullivan"), Mr. Siemers' WFI broker/financial consultant at the time, had a face-to-face meeting with Mr. Seimers that took place at Sullivan's WFI offices in St. Paul, Minnesota. During that meeting, Sullivan recommended to Mr. Siemers that he purchase shares of the Wells Fargo Advantage Small Cap Growth Fund (MNSCX) and Wells Fargo TR Montgomery Emerging Markets Focus Fund (MFFAX). Based upon that recommendation, Mr. Siemers purchased shares of Wells Fargo Advantage Small Cap Growth Fund (MNSCX) on February 20, 2004 and shares of Wells Fargo TR Montgomery Emerging Markets Focus Fund (MFFAX) on February 23, 2004 as reflected in Exhibit A attached hereto.

31. Forrest McKenna ("McKenna") purchased the Wells Fargo Funds at issue based upon the recommendations of his WFI broker/financial consultant, Ty Sell ("Sell"). McKenna

made the following transactions in Wells Fargo Funds based upon the recommendations by Sell during the Class Period as follows: On or about May 3, 2001, Sell had a telephone conversation from Sell's office in Flagstaff, Arizona with McKenna located in Bullhead City, Arizona during which Sell recommended to McKenna that McKenna buy shares of Wells Fargo Advantage Large Company Growth mutual fund and Wells Fargo Advantage Small Cap Growth mutual fund. Based upon that recommendation, McKenna purchased, on May 3, 2001, 191.84 shares of Wells Fargo Advantage Large Company Growth mutual fund and 252.18 shares of Wells Fargo Advantage Small Cap Growth mutual fund as reflected in Exhibit B attached hereto.

THE WELLS FARGO FUNDS' PROSPECTUSES, THEIR STATEMENTS OF ADDITIONAL INFORMATION AND DEFENDANTS' PUBLIC STATEMENTS WERE MATERIALLY FALSE AND MISLEADING REGARDING THE KICKBACK ARRANGEMENTS

32. The kickback activities engaged in by Defendants as described herein created conflicts of interest with respect to the financial consultants' investment advice given to their clients and the management of their client accounts. These conflicts of interest were not disclosed to Plaintiffs and the Class, and were actively concealed from investors. Disclosure of these sales incentives and compensation structures were necessary for Wells Fargo's clients to make informed investment decisions.

33. Wells Fargo disclosed information to its customers concerning mutual fund purchases primarily through supplying customers with the prospectuses and if requested, the statements of additional information ("SAIs") issued by the mutual funds.

34. A mutual fund's prospectus and its SAIs are required to disclose all material facts in order to provide investors with information that will assist them in making an informed decision about whether to invest in a mutual fund. The law requires that such disclosures be in straightforward and easy to understand language such that it is readily comprehensible to the average investor. See Plain English Disclosure, SEC Release Nos. 33-7497, 34-39593 (Oct. 1, 1998) (to be codified at 17 C.F.R. pts. 228, 229, 230, 239 and 274).

35. Prior to investing in any of the Wells Fargo Funds, Plaintiffs and each member of the Class were entitled to receive the appropriate prospectuses. The SAI is not distributed to

investors, but is available to them on request. The prospectuses and SAIs were deceptive and misleading as they failed to disclose Defendants' practice of steering investors into Wells Fargo Funds.

36. Each of the Wells Fargo Funds prospectuses and their SAIs issued during the Class Period failed to adequately disclose to investors material information about the mutual funds and the fees and costs associated with them. As seen below, each of the prospectuses and their SAIs contained the same materially false and misleading statements and omissions regarding revenue sharing.

37. Wells Fargo issued prospectuses annually for its Wells Fargo Funds. These prospectuses were written by the Investment Adviser Defendant. Accordingly to sworn deposition testimony in the above-captioned matter by a Wells Fargo Funds Management, LLC F.R.C.P. 30(b)(6) corporate representative (Karla Rabusch – President of Defendant Wells Fargo Funds Management, LLC during the Class Period) –the prospectuses were created using a common template such that the language contained in the various prospectuses was consistent. Moreover, during the Class Period, the Investment Adviser Defendant often issued a single annual prospectus that pertained to a number of different Wells Fargo Funds.

Exemplar Prospectus: February 1, 2000 Prospectus

38. On or about February 1, 2000 Wells Fargo issued a single prospectus that covered the following Wells Fargo Funds: Wells Fargo Diversified Equity Fund, Diversified Small Cap Fund, Equity Income Fund, Equity Index Fund, Equity Value Fund, Growth Fund, Growth Equity Fund, International Fund, International Equity Fund, Large Company Growth Fund, Small Cap Growth Fund, and Small Cap Opportunities Fund ("Feb. 1, 2000 Stock Fund Propspectus"). —The Feb. 1, 2000 Stock Fund Prospectus provided in relevant part as follows:

39. First, the prospectus discussed the funds' "Fund—Objective— Principal Strategy" and stated:

> Diversified Equity Fund. Seeks long-term capital appreciation with moderate annual return volatility. The Fund is a Gateway fund that invests in five different equity investment styles--an index style, an equity income style, a large company style, a diversified small cap style and an international style to minimize the volatility and risk of

investing in a single equity investment style. The Fund currently invests in 10 core portfolios.

* * *

Large Company Growth Fund. Seeks long-term capital appreciation. The Fund is a Gateway fund that invests in the common stock of large, high- quality domestic companies that have superior growth potential. We consider "large" companies to be those whose market capitalization is greater than the median of the Russell 1000 Index, which is considered a mid- to large- capitalization index.

Small Cap Growth Fund. Seeks long-term capital appreciation.We invest in common stocks issued by companies whose market capitalization falls within the range of the Russell 2000 Index, which is considered a small capitalization index. We invest in the common stocks of domestic and foreign issuers we believe have above-average prospects for capital growth, or that may be involved in new or innovative products, services and processes.

40. This discussion of the funds' objectives and principal strategies is false and misleading in that it does not disclose that an additional objective to increase investments in the fund by use of a strategy of paying revenue-sharing kickbacks of fund assets to selling agents to incentivize new investments.

41. Next, the prospectus discusses "Shareholder Fees" and "Annual Fund Operating Expenses" as set forth in the table on the following page

[Remainder of Page left intentionally blank]

SHAREHOLDER FEES

<TABLE>
<CAPTION>

	All Funds		
	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum deferred sales charge (load) (as a percentage of the lower of the Net Asset Value ("NAV") at purchase or the NAV at redemption)	None/1/	5.00%	1.00%

</TABLE>

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)

<TABLE>
<CAPTION>

	Diversified Equity Fund			Diversified Small Cap Fund	
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B
<S>	<C>	<C>	<C>	<C>	<C>
Management Fees	0.86%	0.86%	0.86%	0.99%	0.99%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%
Other Expenses/2/	0.73%	0.73%	1.40%	0.87%	0.96%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.59%	2.34%	3.01%	1.86%	2.70%
Fee Waivers/3/	0.59%	0.59%	1.26%	0.46%	0.55%
NET EXPENSES	1.00%	1.75%	1.75%	1.40%	2.15%

</TABLE>

<TABLE>
<CAPTION>

	Growth Equity Fund			International Fund	
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B
<S>	<C>	<C>	<C>	<C>	<C>
Management Fees	1.07%	1.07%	1.07%	1.00%	1.00%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%
Other Expenses/2/	0.77%	0.86%	0.91%	1.24%	1.22%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.84%	2.69%	2.73%	2.24%	2.97%
Fee Waivers/3/	0.34%	0.44%	0.48%	0.49%	0.47%
NET EXPENSES	1.50%	2.25%	2.25%	1.75%	2.50%

</TABLE>

/1/ Class A shares that are purchased at NAV in amounts of $1,000,000 or more may be assessed a 1.00% CDSC if they are redeemed within one year from the date of purchase. See "A Choice of Share Classes" for further information. All other Class A shares will not have a CDSC.

<PAGE>

<TABLE>
<CAPTION>

Equity Income Fund			Equity Index Fund		Equity Value Fund			Growth Fund	
CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
0.75%	0.75%	0.75%	0.25%	0.25%	0.75%	0.75%	0.75%	0.75%	0.75%
0.00%	0.75%	0.75%	0.00%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%
0.65%	0.63%	0.55%	0.60%	0.71%	0.81%	0.86%	0.70%	0.69%	0.74%
1.40%	2.13%	2.05%	0.85%	1.71%	1.56%	2.36%	2.20%	1.44%	2.24%
0.30%	0.28%	0.20%	0.14%	0.25%	0.38%	0.43%	0.27%	0.32%	0.37%
1.10%	1.85%	1.85%	0.71%	1.46%	1.18%	1.93%	1.93%	1.12%	1.87%

</TABLE>

<TABLE>
<CAPTION>

International Equity Fund			Large Company Growth Fund			Small Cap Growth Fund			Small Cap Opportunities Fund	
CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
1.00%	1.00%	1.00%	0.75%	0.75%	0.75%	0.90%	0.90%	0.90%	0.90%	0.90%
0.00%	0.75%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%

1.09%	1.28%	1.33%	[illegible]	0.66%	0.66%	0.96%	1.07%	[illegible]	0.76%	0.56%
2.09%	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1.66%	[illegible]
0.34%	0.53%	0.58%	0.10%	0.41%	0.41%	0.57%	0.68%	0.40%	0.26%	0.06%
1.75%	2.50%	2.50%	1.20%	1.75%	1.75%	1.29%	2.04%	2.04%	1.40%	2.15%

</TABLE>

/2/ Other expenses are based on estimated amounts for the current fiscal year and reflect the impact of fund mergers, if applicable, which occurred on November 6, 1999.

/3/ Fee waivers are contractual and apply for one year from the closing date of the reorganization (two years for the Equity Income Fund). After this time, the Advisor, with Board approval, may reduce or eliminate such waivers.

<PAGE>

42. The table setting forth "Shareholder Fees" and "Annual Fund Operating Expenses" is false and misleading because it fails to state that portions of the "Annual Fund Operating Expenses" are in fact paid as kickbacks to selling agents as described in this complaint and because it implies that the only compensation to selling agents paid by shareholders' fees are the "sales charges."

43. The prospectus next discusses "Organization and Management of the Funds" as follows:

> A number of different entities provide services to the Funds. This section shows how the Funds are organized, lists the entities that perform different services, and explains how these service providers are compensated. Further information is available in the Statement of Additional Information for the Funds.
>
> **About Wells Fargo Funds Trust**
>
> Wells Fargo Funds Trust (the "Trust") was organized as a Delaware business trust on March 10, 1999. The Board of Trustees of the Trust supervises each Fund's activities, monitors its contractual arrangements with various service providers and decides upon matters of general policy.
>
> * * *
>
> The Board of Trustees of the Trust supervises the Funds' activities and approves the selection of various companies hired to manage the Funds' operation. The major service providers are described in the diagram below. Except for the advisors, which require shareholder vote to change, if the Board believes that it is in the best interest of the shareholders it may make a change in one of these companies.
>
> * * *
>
> **The Investment Advisor**
>
> Wells Fargo Bank provides portfolio management and fundamental security analysis services as the advisor for the Funds. Wells Fargo Bank, founded in 1852, is the oldest bank in the western United States and is one of the largest banks in the United States. Wells Fargo Bank is a wholly owned subsidiary of Wells Fargo & Company, a national bank holding company. As of September 30, 1999, Wells Fargo Bank and its affiliates managed over $129 billion in assets. For providing these services, Wells Fargo Bank is entitled to receive fees as described in the "Summary of Expenses" section at the front of this Prospectus.
>
> The Growth Balanced Fund is a Gateway Fund that invests in various core portfolios. Wells Fargo Bank is entitled to receive an investment advisory fee of 0.25% of the Fund's average annual net assets for providing advisory services, including the determination of the asset allocations of the Fund's investments in various core portfolios. Wells Fargo Bank also acts as the Advisor to, and is entitled to receive a fee from, the core portfolios. The total amount of investment advisory fees paid to Wells Fargo Bank as a result of the Fund's investments varies depending on the Fund's allocation of assets among the various core portfolios.

Dormant Investment Advisory Arrangements

Under the existing investment advisory contract for the Funds, Wells Fargo Bank has been retained as an investment advisor for Gateway Fund assets redeemed from a core portfolio and invested directly in a portfolio of securities. Wells Fargo Bank does not receive any compensation under this arrangement as long as a Gateway Fund invests substantially all of its assets in one or more core portfolios. If a Gateway Fund redeems assets from a core portfolio and invests them directly, Wells Fargo Bank receives an investment advisory fee from the Gateway Fund for the management of those assets.

The Sub-Advisors

Wells Capital Management Incorporated ("WCM"), a wholly owned subsidiary of Wells Fargo Bank, N.A., is the sub-advisor for the Equity Income, Equity Index, Equity Value, Growth, International Equity and Small Cap Growth Funds. In this capacity, it is responsible for the day-to-day investment management activities of these Funds. As of June 30, 1999, WCM provided advisory services for over $71 billion in assets.

Peregrine Capital Management, Inc. ("Peregrine"), a wholly owned subsidiary of Norwest Bank Minnesota, N.A., is the sub-advisor for the Large Company Growth Fund. Peregrine, which is located at LaSalle Plaza, 800 LaSalle Avenue, Suite 1850, Minneapolis, Minnesota 55402, is an investment advisor subsidiary of Norwest Bank Minnesota, N.A. Peregrine provides investment advisory services to corporate and public pension plans, profit sharing plans, savings investment plans and 401(k) plans. As of December 31, 1999, Peregrine managed approximately $8.1 billion in assets.

Schroder Investment Management North America, Inc. ("Schroder"), is the sub-advisor for the International Core Portfolio. Schroder, whose principal business address is 787 7/th/ Avenue, New York, NY 10019, is a registered investment adviser. Schroder provides investment management services to company retirement plans, foundations, endowments, trust companies and high net worth individuals. As of September 30, 1999, Schroder managed $ 36.1 billion in assets.

Smith Asset Management Group, LP ("Smith Group"), whose principal business address is 300 Crescent Court, Suite 750, Dallas, Texas 75201 is a registered investment adviser. Smith Group provides investment management services to company retirement plans, foundations, endowments, trust companies, and high net worth individuals using a disciplined equity style. As of December 31, 1999, the Smith Group managed over $1 billion in assets.

WCM, Peregrine, Schroders and Smith Group are each sub-advisors to certain of the core portfolios in which the Diversified Equity, Diversified Small Cap, and Growth Equity Funds invest.

The Administrator

Wells Fargo Bank provides the Funds with administration services, including general supervision of each Fund's operation, coordination of the other services provided to each Fund, compilation of information for reports to the SEC and the state securities commissions, preparation of proxy statements and shareholder reports, and general supervision of data compilation in connection with preparing periodic reports to the Trust's Trustees and officers. Wells Fargo Bank also furnishes office space and certain facilities to conduct each Fund's business. For providing these services, Wells

> Fargo Bank is entitled to receive a fee of 0.15% of the average annual net assets of each Fund.
>
> **Shareholder Servicing Plan**
>
> We have a shareholder servicing plan for each Fund class. We have agreements with various shareholder servicing agents to process purchase and redemption requests, to service shareholder accounts, and to provide other related services. For these services, each Fund pays 0.25% of its average net assets, except the Asset Allocation Fund which pays 0.10%.
>
> **The Transfer Agent**
>
> Boston Financial Data Services, Inc. ("BFDS") provides transfer agency and dividend disbursing services to the Funds. For providing these services, BFDS receives an annual fee, certain transaction-related fees, and is reimbursed for out-of-pocket expenses incurred on behalf of the Funds.

44. The section discussing Organization and Management of the Funds is false and misleading in at least the following respects: (1) It states that the fee paid to the Administrator is for "providing investment advisory services" when in fact a portion of that fee is not for such services at all, but rather used to market the funds by way of kickbacks to selling agents; (2)it states that the Fund pays a set percentage of assets for "shareholder servicing" when in fact the amounts paid, including the kickbacks, were much larger: (3) It states that the transfer agent receives fees for its services; in fact a portion of these fees were not for such services but were redirected to selling agents as kickbacks; (4) It fails to disclose the existence of agreements with selling agents by which a portion of fees paid by the funds were sent to those selling agents as kickbacks or to state the amount of the kickbacks; (5) It states that the Board supervises the activities of the Advisers when in fact it did not supervise or put a stop to revenue sharing practices; (6) It implies that the Board is an independent entity when in fact it acts as an arm of the Investment Advisor Defendant.

45. Finally, the prospectus discusses the "Distribution Plan" as follows:

> **<u>Distribution Plan</u>**
>
> We have adopted a Distribution Plan ("Plan") pursuant to Rule 12b-1 of the 1940 Act for the Class B and Class C shares of the Funds. The Plan authorizes the payment of all or part of the cost of preparing and distributing prospectuses and distribution-related services, including ongoing compensation to *selling agents*. The Plan also provides that, if and to the extent any shareholder servicing payments are recharacterized as payments

for distribution-related services, they are approved and payable under the Plan. The fees paid under this Plan are as follows:

FUND	CLASS B	CLASS C
Diversified Equity	0.75%	0.75%
Equity Income	0.75%	0.75%
Equity Index	0.75%	N/A
Growth Fund	0.75%	N/A
Growth Equity	0.75%	0.75%
International Equity	0.75%	0.75%
Large Cap Appreciation	0.75%	0.75%
Large Cap Value	0.75%	0.75%
Large Company Growth	0.75%	0.75%
Montgomery Emerging Markets Focus	0.75%	0.75%
Montgomery Mid Cap Growth	0.75%	0.75%
Montgomery Small Cap	0.75%	0.75%
SIFE Specialized Financial Services	0.75%	0.75%
Small Cap Growth	0.75%	0.75%
Small Company Growth	0.75%	0.75%
Small Company Value	0.75%	0.75%
Specialized Health Sciences	0.75%	0.75%
Specialized Technology	0.75%	0.75%

[In later prospectuses discussed *infra* in this Complaint, this chart was replaced with the simple sentence: "For these services, the Class B and Class C shares of the Funds pay 0.75% of their average daily net assets on an annual basis."]

These fees are paid out of the Funds' assets on an ongoing basis. Over time, these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

This passage was false and misleading in the following respects: (1) by mentioning only Class B and C shares, it implies that no ongoing fees were being paid for distribution-related services by Class A shareholders, when in fact all shareholders were footing the bill for such services through revenue sharing kickbacks; (2) it states that improperly paid shareholder servicing fees will be subject to the rule 12b-1 cap, when in fact they were not, because they were paid along with other revenue sharing kickbacks to the same selling agents, (3) Defendants did not comply with rule 12b-1 because they paid revenue sharing kickbacks without following the requirements of that rule for Board approval, findings of benefit to investors, and full investor disclosure.

Additional Prospectuses

February 1, 2001 Prospectus

46. The February 1, 2001 prospectus for the Wells Fargo Diversified Equity Fund, Diversified Small Cap Fund, Equity Income Fund, Equity Index Fund, Equity Value Fund, Growth Fund, Growth Equity Fund, International Fund, International Equity Fund, Large Company Growth Fund, Mid Cap Growth Fund, Small Cap Growth Fund, Small Cap Opportunities Fund, Specialized Health Sciences Fund, and Specialized Technology Fund -- share classes A, B and C—is substantially identical to the 2000 prospectus and is false and misleading for the same reasons. It provides in relevant part as follows:

47. First, the prospectus discusses the funds' "Fund—Objective— Principal Strategies." This section of the prospectus for the Diversified Equity Fund, Large Company Growth Fund and Small Cap Growth Fund is identical to the February 1, 2000 prospectus and is false and misleading for the reasons discussed above regarding this section.

48. Next, the prospectus discusses "Shareholder Fees" and "Annual Fund Operating Expenses" as set forth in the table on the following page

[Remainder of Page left intentionally blank]

SHAREHOLDER FEES

<TABLE>
<CAPTION>

	All Funds		
	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum deferred sales charge (load) (as a percentage of the lower of the Net Asset Value ("NAV") at purchase or the NAV at redemption)	None/1/	5.00%	1.00%

</TABLE>

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)

<TABLE>
<CAPTION>

	Diversified Equity Fund/4/			Diversified Small Cap Fund	
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B
	<C>	<C>	<C>	<C>	<C>
Management Fees	0.89%	0.89%	0.89%	0.99%	0.99%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%
Other Expenses/2/	0.71%	0.72%	1.40%	0.87%	0.96%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.60%	2.36%	3.04%	1.86%	2.70%
Fee Waivers	--	--	--	0.46%	0.55%
NET EXPENSES/3/	--	--	--	1.40%	2.15%

<CAPTION>

	Growth Equity Fund			International Fund	
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B
<S>	<C>	<C>	<C>	<C>	<C>
Management Fees	1.09%	1.09%	1.09%	1.00%	1.00%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%
Other Expenses/2/	0.73%	0.86%	0.91%	1.09%	1.22%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.82%	2.70%	2.75%	2.09%	2.97%
Fee Waivers	0.32%	0.45%	0.50%	0.34%	0.47%
NET EXPENSES/3/	1.50%	2.25%	2.25%	1.75%	2.50%

</TABLE>

/1/ Class A shares that are purchased at NAV in amounts of $1,000,000 or more may be assessed a 1.00% CDSC if they are redeemed within one year from the date of purchase. See "A Choice of Share Classes" for further information. All other Class A shares will not have a CDSC.

/2/ Other expenses are based on estimated amounts for the current fiscal year.

<PAGE>

<TABLE>
<CAPTION>

	Equity Income Fund			Equity Index Fund		Equity Value Fund			Growth Fund	
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B
<S>		<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
	0.75%	0.75%	0.75%	0.25%	0.25%	0.75%	0.75%	0.75%	0.75%	0.75%
	0.00%	0.75%	0.75%	0.00%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%
	0.65%	0.63%	0.55%	0.60%	0.71%	0.81%	0.86%	0.70%	0.69%	0.74%
	1.40%	2.13%	2.05%	0.85%	1.71%	1.56%	2.36%	2.20%	1.44%	2.24%
	0.30%	0.28%	0.20%	0.18%	0.30%	0.38%	0.43%	0.27%	0.32%	0.37%
	1.10%	1.85%	1.85%	0.67%	1.41%	1.18%	1.93%	1.93%	1.12%	1.87%

<CAPTION>

	International Equity Fund			Large Company Growth Fund			Mid Cap Growth Fund			Small Cap Growth Fund/4/		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>		<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
	1.00%	1.00%	1.00%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.90%	0.90%	0.90%
	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
	1.20%	1.39%	1.44%	0.55%	0.66%	0.66%	1.38%	1.38%	1.38%	0.96%	1.07%	0.79%
	2.20%	3.14%	3.19%	1.30%	2.16%	2.16%	2.13%	2.88%	2.88%	1.86%	2.72%	2.44%
	0.45%	0.64%	0.69%	0.10%	0.41%	0.41%	0.73%	0.73%	0.73%	--	--	--
	1.75%	2.50%	2.50%	1.20%	1.75%	1.75%	1.40%	2.15%	2.15%	--	--	--

</TABLE>

/3/ The advisor has committed through ...ry 30, 2002 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expense ratio shown.

/4/ The actual expenses incurred by these Funds may be lower than the total (gross) amounts shown above in certain instances as a result of fee waivers. Based on fee waiver arrangements for the upcoming year, actual expense ratios for the Funds and share classes indicated are not expected to exceed the following amounts: Diversified Equity Fund - Class A: 1.25%, Class B: 2.00%, Class C: 2.00%; Small Cap Growth Funds - Class A: 1.40%, Class B: 2.15%, Class C: 2.15%.

<PAGE>

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)

<TABLE>
<CAPTION>

	Small Cap Opportunities Fund		Specialized Health Sciences Fund			Specialized Technology Fund		
	CLASS A	CLASS B	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Management Fees	0.90%	0.90%	0.95%	0.95%	0.95%	1.05%	1.05%	1.05%
Distribution (12b-1) Fees	0.00%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses/2/	0.76%	0.56%	0.87%	0.87%	0.87%	0.96%	0.96%	0.96%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.66%	2.21%	1.82%	2.57%	2.57%	2.01%	2.76%	2.76%
Fee Waivers	0.26%	0.06%	0.17%	0.17%	0.17%	0.26%	0.26%	0.26%
NET EXPENSES/3/	1.40%	2.15%	1.65%	2.40%	2.40%	1.75%	2.50%	2.50%

</TABLE>

/2/ Other expenses are based on estimated amounts for the current fiscal year.

/3/ The advisor has committed through January 30, 2002 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expense ratio shown.

49. The table setting forth "Shareholder Fees" and "Annual Fund Operating Expenses" is false and misleading because it fails to state that portions of the "Annual Fund Operating Expenses" are in fact paid as kickbacks to selling agents as described in this complaint and because it implies that the only compensation to selling agents paid by shareholders' fees are the "sales charges."

50. The prospectus next discusses "Organization and Management of the Funds", as follows:

> A number of different entities provide services to the Funds. This section shows how the Funds are organized, lists the entities that perform different services, and explains how these service providers are compensated. Further information is available in the Statement of Additional Information for the Funds.
>
> **About Wells Fargo Funds Trust**
>
> Wells Fargo Funds Trust (the "Trust") was organized as a Delaware business trust on March 10, 1999. The Board of Trustees of the Trust supervises each Fund's activities, monitors its contractual arrangements with various service providers and decides upon matters of general policy.
>
> * * *
>
> The Board of Trustees of the Trust supervises the Funds' activities and approves the selection of various companies hired to manage the Funds' operation. The major service providers are described in the diagram below. Except for the advisors, which generally require shareholder approval to change, if the Board believes that it is in the best interest of the shareholders it may change service providers.
>
> * * *
>
> **The Investment Advisor**
>
> Wells Fargo Funds Management, LLC ("Funds Management") is expected to assume the investment advisory responsibilities for each of the Funds on or about March 1, 2001. Funds Management, an indirect wholly owned subsidiary of Wells Fargo & Company, was created in early 2001 to succeed to the mutual fund advisory responsibilities of Wells Fargo Bank. Funds Management is an affiliate of Wells Fargo Bank. Wells Fargo Bank, which was founded in 1852, is the oldest bank in the western United States and is one of the largest banks in the United States. The Funds' advisor is responsible for developing the investment policies and guidelines for the Funds, and for supervising the sub-advisers who are responsible for the day-to-day portfolio management of the Funds. Because Funds management is not expected to assume the mutual funds advisory responsibilities of Wells Fargo Bank until on or about March 1, 2001, there will be a transition period whereby Wells Fargo Bank retains these responsibilities until Funds Management becomes operational. As of September 30, 2000, Funds Management and its affiliates managed over $514 billion in assets. For providing these services, Funds Management is entitled to receive fees as described in the "Summary of Expenses" section at the front of this Prospectus.

The Diversified Equity and Growth Equity Funds are gateway funds that invest in various core portfolios. Funds Management is entitled to receive an annual investment advisory fee of 0.25% of each Fund's average daily net assets for providing services to each Fund, including the determination of the asset allocations of each Fund's investments in the various core portfolios. Funds Management also acts as the adviser to, and is entitled to receive a fee from, each core portfolio. The total amount of investment advisory fees paid to Funds Management as a result of a Fund's investments varies depending on the Fund's allocation of assets among the various core portfolios.

Dormant Investment Advisory Arrangements

Under the investment advisory contract for the Funds, Funds Management acts as investment adviser for gateway fund assets redeemed from a core portfolio and invested directly in a portfolio of securities. Funds Management does not receive any compensation under this agreement as long as a gateway fund invests substantially all of its assets in one or more core portfolios. If a Gateway fund redeems assets from a core portfolio and invests them directly, Funds Management receives an investment advisory fee from the Gateway fund for the management of those assets.

* * *

The Sub-Advisors

Wells Capital Management Incorporated ("WCM"), an affiliate of Funds Management, is the sub-adviser for the Equity Income, Equity Index, Equity Value, Growth, International Equity, Small Cap Growth and Mid Cap Growth Funds. In this capacity, it is responsible for the day-to-day investment management activities of the Funds. WCM provides investment advisory services for registered mutual funds, company retirement plans, foundations, endowments, trust companies, and high net-worth individuals. As of December 31, 2000, WCM provided advisory services for over $87 billion in assets.

Peregrine Capital Management, Inc. ("Peregrine"), a wholly owned subsidiary of Wells Fargo Bank Minnesota, N.A., is the sub-advisor for the Large Company Growth Portfolio. Peregrine, which is located at LaSalle Plaza, 800 LaSalle Avenue, Suite 1850, Minneapolis, Minnesota 55402, provides investment advisory services to corporate and public pension plans, profit sharing plans, savings investment plans and 401(k) plans. As of December 31, 2000, Peregrine managed approximately $10.4 billion in assets.

Schroder Investment Management North America, Inc. ("Schroder"), is the sub-advisor for the International Core Portfolio. Schroder, whose principal business address is 787 7/th/ Avenue, New York, NY 10019, is a registered investment adviser. Schroder provides investment management services to company retirement plans, foundations, endowments, trust companies and high net worth individuals. As of December 31, 2000, Schroder, along with its other U.S. registered investment advisory affiliates managed approximately $41 billion in assets.

Smith Asset Management Group, LP ("Smith Group"), whose principal business address is 200 Crescent Court, Suite 850, Dallas, Texas 75201 is a registered investment adviser and the sub-advisor to the Small Cap Value Portfolio. Smith Group provides investment management services to company retirement plans, foundations, endowments, trust companies, and high net worth individuals using a disciplined equity style. As of December 31, 2000, the Smith Group managed over $900 million in assets.

Dresdner RCM Global Investors LLC ("Dresdner"), an indirect wholly owned subsidiary of Dresdner Bank AG, is the sub-advisor for the Specialized Health Sciences and Specialized Technology Funds. Dresdner is responsible of the day-to-day investment management activities of the Funds. As of September 30, 2000, Dresdner and affiliates managed over $86 billion in assets.

WCM, Peregrine, Schroders and Smith Group are each sub-advisors to certain of the core portfolios in which the Diversified Equity, Diversified Small Cap, and Growth Equity Funds invest.

The Administrator

Funds Management provides the Funds with administration services, including general supervision of each Fund's operation, coordination of the other services provided to each Fund, compilation of information for reports to the SEC and the state securities commissions, preparation of proxy statements and shareholder reports, and general supervision of data compilation in connection with preparing periodic reports to the Trust's Trustees and officers. Funds Management also furnishes office space and certain facilities to conduct each Fund's business. For providing these services, Funds Management is entitled to receive a fee of 0.15% of the average daily net assets of each Fund.

Shareholder Servicing Plan

We have a shareholder servicing plan for each Fund. We have agreements with various shareholder servicing agents to process purchase and redemption requests, to service shareholder accounts, and to provide other related services. For these services, each Fund pays an annual fee of 0.25% of its average daily net assets.

The Transfer Agent

Boston Financial Data Services, Inc. ("BFDS") provides transfer agency and dividend disbursing services to the Funds. For providing these services, BFDS receives an annual fee, certain transaction-related fees, and is reimbursed for out-of-pocket expenses incurred on behalf of the Funds.

51. The section discussing Organization and Management of the Funds is false and misleading in at least the following respects: (1) It states that the fee paid to the Administrator is for "providing investment advisory services" when in fact a portion of that fee is not for such services at all, but rather used to market the funds by way of kickbacks to selling agents; (2)it states that the Fund pays a set percentage of assets for "shareholder servicing" when in fact the amounts paid, including the kickbacks, were much larger: (3) It states that the transfer agent receives fees for its services; in fact a portion of these fees were not for such services but were redirected to selling agents as kickbacks; (4) It fails to disclose the existence of agreements with

selling agents by which a portion of fees paid by the funds were sent to those selling agents as kickbacks or to state the amount of the kickbacks; (5) It states that the Board supervises the activities of the Advisers when in fact it did not supervise or put a stop to revenue sharing practices; (6) It implies that the Board is an independent entity when in fact it acts as an arm of the Investment Advisor Defendant.

52. Finally, the Prospectus discusses the Distribution Plan, in identical language set forth in the prior prospectus and is false and misleading for the same reasons discussed above for this section of the prospectus.

February 1, 2002 Prospectus

53. The February 1, 2002 prospectus for the Wells Fargo Diversified Equity Fund, Equity Income Fund, Equity Index Fund, Equity Value Fund, Growth Fund, Growth Equity Fund, International Equity Fund, Large Cap Appreciation Fund, Large Company Growth Fund, Mid Cap Growth Fund, Small Cap Growth Fund, Small Company Value Fund, Specialized Health Sciences Fund, and Specialized Technology Fund -- share classes A, B and C-- is substantially identical to the 2000-2001 prospectuses and is false and misleading for the same reasons. It provides in relevant part as follows:

54. First, the prospectus discusses the funds' "Fund—Objective—Principal Strategies" as follows:

> Diversified Equity Fund. Seeks long-term capital appreciation with moderate annual return volatility. The Fund is a gateway fund that invests in five different equity investment styles--index, equity income, large company, small cap, and international--to minimize the volatility and risk of investing in a single equity investment style. We currently invest in 11 core portfolios.
>
> * * *
>
> Large Company Growth Fund. Seeks long-term capital appreciation. The Fund is a gateway fund that invests in the common stocks of large U.S. companies that have superior growth potential. We invest principally in securities of companies with market capitalizations of $3 billion or more.
>
> * * *
>
> Small Cap Growth Fund. Seeks long-term capital appreciation. In selecting portfolio investments, we focus on companies that we believe have above-average growth potential, or that may be involved in new or innovative products, services and processes. We invest principally in securities of companies with market capitalizations equal to or

lower than the company with the largest market capitalization in the Russell 2000 Index, a small capitalization range that is expected to change frequently.

55. This discussion of the funds' objectives and principal strategies is false and misleading in that it does not disclose that an additional objective to increase investments in the fund by use of a strategy of paying revenue-sharing kickbacks of fund assets to selling agents to incentivize new investments.

56. Next, the prospectus discusses "Shareholder Fees" and "Annual Fund Operating Expenses" as set forth in the table on the following page

[Remainder of Page left intentionally blank]

<TABLE>
<CAPTION>

	All Funds		
	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum deferred sales charge (load) (as a percentage of the lower of the Net Asset Value ("NAV") at purchase or the NAV at redemption)	None/1/	5.00%	1.00%

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)/2/

	Diversified Equity Fund			Equity Income Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
Management Fees	0.89%	0.89%	0.89%	0.75%	0.75%	0.75%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses/3/	0.72%	0.77%	0.37%	0.76%	0.70%	0.52%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.61%	2.41%	2.01%	1.51%	2.20%	2.02%
Fee Waivers	0.36%	0.41%	0.01%	0.41%	0.35%	0.17%
NET EXPENSES/4/	1.25%	2.00%	2.00%	1.10%	1.85%	1.85%

	Growth Equity Fund			International Equity Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
Management Fees	1.09%	1.09%	1.09%	1.00%	1.00%	1.00%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses/3/	0.84%	0.81%	0.48%	0.81%	0.95%	0.75%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.93%	2.65%	2.32%	1.81%	2.70%	2.50%
Fee Waivers	0.43%	0.40%	0.07%	0.06%	0.20%	0.00%
NET EXPENSES/4/	1.50%	2.25%	2.25%	1.75%	2.50%	2.50%

</TABLE>

/1/ Class A shares that are purchased at NAV in amounts of $1,000,000 or more may be assessed a 1.00% CDSC if they are redeemed within one year from the date of purchase. See "A Choice of Share Classes" for further information. All other Class A shares will not have a CDSC.

/2/ Expenses for gateway funds include expenses allocated from the core portfolio(s) in which each such Fund invests.

/3/ Other expenses may include expenses payable to affiliates of Wells Fargo Bank, N.A. Other expenses for the Large Cap Appreciation Fund have been adjusted as necessary from amounts incurred during the Fund's most recent fiscal year to reflect current fees and expenses.

<PAGE>

Equity Index Fund		Equity Value Fund			Growth Fund	
CLASS A	CLASS B	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B
0.25%	0.25%	0.75%	0.75%	0.75%	0.75%	0.75%
0.00%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%
0.63%	0.63%	0.95%	0.92%	1.20%	0.78%	0.73%
0.88%	1.63%	1.70%	2.42%	2.70%	1.53%	2.23%
0.21%	0.22%	0.52%	0.49%	0.77%	0.41%	0.36%
0.67%	1.41%	1.18%	1.93%	1.93%	1.12%	1.87%

Large Cap Appreciation Fund			Large Company Growth Fund			Mid Cap Growth Fund		
CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
0.70%	0.70%	0.70%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%
0.00%	0.75%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
0.58%	0.58%	0.58%	0.61%	0.69%	0.65%	1.72%	1.67%	2.27%
1.28%	2.03%	2.03%	1.36%	2.19%	2.15%	2.47%	3.17%	3.77%
0.08%	0.08%	0.08%	0.16%	0.44%	0.40%	1.07%	1.02%	1.62%
1.20%	1.95%	1.95%	1.20%	1.75%	1.75%	1.40%	2.15%	2.15%

/4/ The adviser has committed through January 31, 2003 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expense ratio shown.

<PAGE>

<TABLE>
<CAPTION>

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)/1/

	Small Cap Growth Fund			Small Company Value Fund	
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B
<S>	<C>	<C>	<C>	<C>	<C>
Management Fees	0.90%	0.90%	0.90%	0.90%	0.90%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%
Other Expenses/2/	0.71%	0.67%	0.53%	0.58%	0.58%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.61%	2.32%	2.18%	1.48%	2.23%
Fee Waivers	0.21%	0.17%	0.03%	0.08%	0.08%
NET EXPENSES/3/	1.40%	2.15%	2.15%	1.40%	2.15%

</TABLE>

/1/ Expenses for gateway funds include expenses allocated from the core portfolio(s) in which each such Fund invests.

/2/ Other expenses may include expenses payable to affiliates of Wells Fargo Bank, N.A. Other expenses for the Small Company Value Fund are based on estimated amounts for the current fiscal year.

/3/ The adviser has committed through January 31, 2003 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expense ratio shown.

57. The table setting forth "Shareholder Fees" and "Annual Fund Operating Expenses" is false and misleading because it fails to state that portions of the "Annual Fund Operating Expenses" are in fact paid as kickbacks to selling agents as described in this complaint and because it implies that the only compensation to selling agents paid by shareholders' fees are the "sales charges."

58. The prospectus next discusses "Organization and Management of the Funds" as follows:

> A number of different entities provide services to the Funds. This section shows how the Funds are organized, lists the entities that perform different services, and explains how these service providers are compensated. Further information is available in the Statement of Additional Information for the Funds.
>
> **About Wells Fargo Funds Trust**
>
> The Trust was organized as a Delaware business trust on March 10, 1999. The Board of Trustees of the Trust supervises each Fund's activities, monitors its contractual arrangements with various service providers and decides upon matters of general policy.
>
> * * *
>
> The Board of Trustees of the Trust supervises the Funds' activities and approves the selection of various companies hired to manage the Funds' operation. The major service providers are described in the diagram below. Except for the advisors, which generally may be changed only with shareholder approval, if the Board believes that it is in the best interest of the shareholders it may change service providers.
>
> * * *
>
> **The Investment Advisor**
>
> Funds Management serves as the investment adviser for each of the Funds. Funds Management, an indirect wholly owned subsidiary of Wells Fargo & Company, was created to succeed to the mutual fund advisory responsibilities of Wells Fargo Bank and is an affiliate of Wells Fargo Bank. Wells Fargo Bank, which was founded in 1852, is the oldest bank in the western United States and is one of the largest banks in the United States. The Funds' adviser is responsible for developing the investment policies and guidelines for the Funds, and for supervising the sub-advisers who are responsible for the day-to-day portfolio management of the Funds. As of September 30, 2001, Funds Management and its affiliates managed over $155 billion in assets. For providing these services, Funds Management is entitled to receive fees as described in the "Summary of Expenses" section at the front of this Prospectus.
>
> The Diversified Equity and Growth Equity Funds are gateway funds that invest in various core portfolios. Funds Management is entitled to receive an annual investment advisory fee of 0.25% of each Fund's average daily net assets for providing services to each Fund, including the determination of the asset allocations of each Fund's investments in the various core portfolios. Funds Management also

acts as the adviser to, and is entitled to receive a fee from, each core portfolio. The total amount of investment advisory fees paid to Funds Management as a result of a Fund's investments varies depending on the Fund's allocation of assets among the various core portfolios.

Dormant Investment Advisory Arrangements

Under the investment advisory contract for the Funds, Funds Management acts as investment adviser for gateway fund assets redeemed from a core portfolio and invested directly in a portfolio of securities. Funds Management does not receive any compensation under this agreement as long as a gateway fund invests substantially all of its assets in one or more core portfolios. If a gateway fund redeems assets from a core portfolio and invests them directly, Funds Management receives an investment advisory fee from the gateway fund for the management of those assets.

* * *

The Sub-Advisors

Wells Capital Management Incorporated ("WCM"), an affiliate of Funds Management located at 525 Market Street, San Francisco, CA 94163, is the sub-adviser for the Equity Index, Equity Value, Growth, International Equity, Mid Cap Growth and Small Cap Growth Funds, and in this capacity is responsible for the day-to-day investment management activities of the Funds. WCM provides investment advisory services for registered mutual funds, company retirement plans, foundations, endowments, trust companies, and high net-worth individuals. As of September 30, 2001, WCM managed assets aggregating in excess of $99 billion.

* * *

Cadence Capital Management ("Cadence"), Peregrine Capital Management, Inc. ("Peregrine"), Smith Asset Management Group, LP ("Smith Group"), Schroder Investment Management North America Inc. ("Schroder") and WCM are each investment sub-advisers to certain Funds and to certain core portfolios in which the gateway funds invest and in this capacity are each responsible for the day- to-day investment management activities of the Funds and core portfolios.

* * *

Peregrine, a wholly owned subsidiary of Wells Fargo Bank Minnesota, N.A. located at LaSalle Plaza, 800 LaSalle Avenue, Suite 1850, Minneapolis, MN 55402, is the investment sub-adviser for the Large Company Growth, Small Company Growth and Small Company Value Portfolios. Peregrine provides investment advisory services to corporate and public pension plans, profit sharing plans, savings investment plans, 401(k) plans, foundations and endowments. As of September 30, 2001, Peregrine managed approximately $9.1 billion in assets.

* * *

WCM is the sub-adviser for the Equity Income, Index, International Equity and Small Cap Index Portfolios.

The sub-advisers are compensated for their services by Funds Management from the fees Funds Management receives for its services as adviser.

The Administrator

Funds Management provides the Funds with administration services, including general supervision of each Fund's operation, coordination of the other services provided to each Fund, compilation of information for reports to the SEC and the state securities commissions, preparation of proxy statements and shareholder reports, and general supervision of data compilation in connection with preparing periodic reports to the Trust's Trustees and officers. Funds Management also furnishes office space and certain facilities to conduct each Fund's business. For providing these services, Funds Management is entitled to receive a fee of 0.15% of the average daily net assets of each Fund.

Shareholder Servicing Plan

We have a shareholder servicing plan for each Fund. We have agreements with various shareholder servicing agents to process purchase and redemption requests, to service shareholder accounts, and to provide other related services. For these services, each Fund pays an annual fee of 0.25% of its average daily net assets.

The Transfer Agent

Boston Financial Data Services, Inc. ("BFDS") provides transfer agency and dividend disbursing services to the Funds. For providing these services, BFDS receives an annual fee, certain transaction-related fees, and is reimbursed for out-of-pocket expenses incurred on behalf of the Funds.

59. The section discussing Organization and Management of the Funds is false and misleading in at least the following respects: (1) It states that the fee paid to the Administrator is for "providing investment advisory services" when in fact a portion of that fee is not for such services at all, but rather used to market the funds by way of kickbacks to selling agents; (2)it states that the Fund pays a set percentage of assets for "shareholder servicing" when in fact the amounts paid, including the kickbacks, were much larger: (3) It states that the transfer agent receives fees for its services; in fact a portion of these fees were not for such services but were redirected to selling agents as kickbacks; (4) It fails to disclose the existence of agreements with selling agents by which a portion of fees paid by the funds were sent to those selling agents as kickbacks or to state the amount of the kickbacks; (5) It states that the Board supervises the activities of the Advisers when in fact it did not supervise or put a stop to revenue sharing practices; (6) It implies that the Board is an independent entity when in fact it acts as an arm of the Investment Advisor Defendant.

60. Next, the Prospectus discusses the Distribution Plan, in identical language set forth in the prior prospectuses and is false and misleading for the same reasons discussed above for this section of the prospectus

61. Finally, the Prospectus adds a brief statement about "additional payments" as follows:

> In addition to payments received from the Funds, selling or shareholder servicing agents may receive significant additional payments directly from the Adviser, the Distributor, or their affiliates in connection with the sale of Fund shares.

This additional disclosure is false and misleading in the following respects. First, the language was not placed anywhere near the applicable text regarding strategies, shareholder fees, or organization and management of the funds. Instead, it appeared on a page near the end of the prospectus, without any heading, between sections labeled "You Can Buy Fund Shares" and "Minimum Investments." The placement of the text seems deliberately designed to hide it from investors who might be looking for it. Second, the statement that selling agents "may" receive additional fees are materially misleading because in fact there already were set agreements to pay such fees, in specific amounts to specific firms. Third, the statement does not disclose the amount of the additional fees, nor the fact that the "additional fees" were *greater than* the amount of fees for disclosed purposes such as shareholder servicing and 12b-1 fees, as set forth *infra*. Fourth, the statement does not disclose that the source of the "additional payments" were fees charged to the investors by the funds, and then sent by the funds to the Investment Advisers and Distributors, or that the Investment Advisor's only source of income was fees earned from the funds. Fifth, the statement does not disclose to whom the additional payments were being made, which made it impossible for investors to determine if the selling agents with whom they were dealing had a conflict of interest or were potentially biased. Sixth, the statement does not disclose that the payments were made in exchange for preferential marketing treatment by the selling agents.

February 1, 2003 Prospectus

62. The February 1, 2003 prospectus for the Wells Fargo Diversified Equity Fund, Equity Income Fund, Equity Index Fund, Equity Value Fund, Growth Fund, Growth Equity Fund, International Equity Fund, Large Cap Appreciation Fund, Large Company Growth Fund, Mid Cap Growth Fund, SIFE Specialized Financial Services Fund, Small Cap Growth Fund, Small Company Value Fund, Specialized Health Sciences Fund, and Specialized Technology Fund -- share classes A, B and C-- is substantially identical to the 2000-2002 prospectuses and is false and misleading for the same reasons. It provides in relevant part as follows:

63. First, the prospectus discusses the funds' "Fund—Objective— Principal Strategies" as follows:

> Diversified Equity Fund. Seeks long-term capital appreciation with moderate annual return volatility. The Fund is a gateway fund that invests in five different equity investment styles--index, equity income, large company, small cap, and international--to minimize the volatility and risk of investing in a single equity investment style. We currently invest in 9 master portfolios.
>
> * * *
>
> Large Company Growth Fund. Seeks long-term capital appreciation. The Fund is a gateway fund that invests in the common stocks of large U.S. companies that have superior growth potential. We invest principally in securities of companies with market capitalizations of $3 billion or more.
>
> * * *
>
> Small Cap Growth Fund. Seeks long-term capital appreciation. We focus on companies that we believe have above-average growth potential, or that may be involved in new or innovative products, services and processes. We invest principally in securities of companies with market capitalizations equal to or lower than the company with the largest market capitalization in the Russell 2000 Index, a small capitalization range that is expected to change frequently.

64. This discussion of the funds' objectives and principal strategies is false and misleading in that it does not disclose that an additional objective to increase investments in the fund by use of a strategy of paying revenue-sharing kickbacks of fund assets to selling agents to incentivize new investments.

65. Next, the prospectus discusses "Shareholder Fees" and "Annual Fund Operating Expenses" as set forth in the table on the following page

[Remainder of Page left intentionally blank]

SHAREHOLDER FEES

	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None	1.00%
Maximum deferred sales charge (load) (as a percentage of the lower of the Net Asset Value ("NAV") at purchase or the NAV at redemption)	None/1/	5.00%	1.00%

<CAPTION>

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)/2/

	Diversified Equity Fund			Equity Income Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Management Fees	0.88%	0.88%	0.88%	0.75%	0.75%	0.75%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses/3/	0.70%	0.76%	0.50%	0.61%	0.68%	0.62%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.58%	2.39%	2.13%	1.36%	2.18%	2.12%
Fee Waivers	0.33%	0.39%	0.13%	0.26%	0.33%	0.27%
NET EXPENSES/4/	1.25%	2.00%	2.00%	1.10%	1.85%	1.85%

<CAPTION>

	Growth Equity Fund			International Equity Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Management Fees	1.05%	1.05%	1.05%	1.00%	1.00%	1.00%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses/3/	0.83%	0.83%	0.94%	0.96%	1.31%	1.21%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.88%	2.63%	2.74%	1.96%	3.06%	2.96%
Fee Waivers	0.38%	0.38%	0.49%	0.46%	0.81%	0.71%
NET EXPENSES/4/	1.50%	2.25%	2.25%	1.50%	2.25%	2.25%

</TABLE>

/1/ Class A shares that are purchased at NAV in amounts of $1,000,000 or more may be assessed a 1.00% CDSC if they are redeemed within one year from the date of purchase. See "A Choice of Share Classes" for further information. All other Class A shares will not have a CDSC.

/2/ Expenses for gateway funds include expenses allocated from the master portfolio(s) in which each such Fund invests.

/3/ Other expenses may include expenses payable to affiliates of Wells Fargo & Company.

<PAGE>

<TABLE>
<CAPTION>

Equity Index Fund		Equity Value Fund			Growth Fund	
CLASS A	CLASS B	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B
<S>	<C>	<C>	<C>	<C>	<C>	<C>
0.25%	0.25%	0.75%	0.75%	0.75%	0.75%	0.75%
0.00%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%
0.74%	0.97%	1.14%	1.24%	1.23%	0.95%	1.19%
0.99%	1.97%	1.89%	2.74%	2.73%	1.70%	2.69%
0.32%	0.56%	0.79%	0.89%	0.88%	0.45%	0.69%
0.67%	1.41%	1.10%	1.85%	1.85%	1.25%	2.00%

<CAPTION>

Large Cap Appreciation Fund			Large Company Growth Fund			Mid Cap Growth Fund		
CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
0.70%	0.70%	0.70%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%
0.00%	0.75%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
5.78%	7.00%	6.92%	0.70%	0.96%	0.78%	2.27%	2.71%	3.53%
6.48%	8.45%	8.37%	1.45%	2.46%	2.28%	3.02%	4.21%	5.03%
5.23%	6.45%	6.37%	0.25%	0.51%	0.33%	1.57%	2.01%	2.83%
1.25%	2.00%	2.00%	1.20%	1.95%	1.95%	1.45%	2.20%	2.20%

</TABLE>

/4/ Other expenses have been adjuste[illegible]cessary from amounts incurred during the Fund's most recent fiscal yea[illegible]eflect current fees and expenses. Other expenses for the Class C sh[illegible] of the Small Company Value Fund are based [illegible] committed through January 31, 2004 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expense ratio shown.

<PAGE>

<TABLE>
<CAPTION>

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)/1/

	SIFE Specialized Financial Services Fund			Small Cap Growth Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Management Fees	0.95%	0.95%	0.95%	0.90%	0.90%	0.90%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses/2/	0.51%	0.78%	1.04%	0.84%	1.39%	1.01%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.46%	2.48%	2.74%	1.74%	3.04%	2.66%
Fee Waivers	0.11%	0.38%	0.64%	0.29%	0.84%	0.46%
NET EXPENSES/3/	1.35%	2.10%	2.10%	1.45%	2.20%	2.20%

</TABLE>

/1/ Expenses for gateway funds include expenses allocated from the master portfolio(s) in which each such Fund invests.

/2/ Other expenses may include expenses payable to affiliates of Wells Fargo & Company. Other expenses for the Class C shares of the Small Company Value Fund are based on estimated amounts for the current fiscal year.

/3/ The adviser has committed through January 31, 2004 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expense ratio shown.

<PAGE>

<TABLE>
<CAPTION>

Small Company Value Fund			Specialized Health Sciences Fund			Specialized Technology Fund		
CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
0.90%	0.90%	0.90%	0.95%	0.95%	0.95%	1.05%	1.05%	1.05%
0.00%	0.75%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
1.42%	1.81%	1.25%	0.97%	1.17%	1.33%	1.42%	1.66%	1.36%
2.32%	3.46%	2.90%	1.92%	2.87%	3.03%	2.47%	3.46%	3.16%
0.87%	1.26%	0.70%	0.27%	0.47%	0.63%	0.72%	0.96%	0.66%
1.45%	2.20%	2.20%	1.65%	2.40%	2.40%	1.75%	2.50%	2.50%

</TABLE>

66. The table setting forth "Shareholder Fees" and "Annual Fund Operating Expenses" is false and misleading because it fails to state that portions of the "Annual Fund Operating Expenses" are in fact paid as kickbacks to selling agents as described in this complaint and because it implies that the only compensation to selling agents paid by shareholders' fees are the "sales charges."

67. The prospectus next discusses "Organization and Management of the Funds" as follows:

> A number of different entities provide services to the Funds. This section shows how the Funds are organized, lists the entities that perform different services, and explains how these service providers are compensated. Further information is available in the Statement of Additional Information for the Funds.
>
> **About Wells Fargo Funds Trust**
>
> The Trust was organized as a Delaware statutory trust on March 10, 1999. The Board of Trustees of the Trust supervises each Fund's activities, monitors its contractual arrangements with various service providers and decides upon matters of general policy.
>
> The Board supervises the Funds' activities and approves the selection of various companies hired to manage the Funds' operation. The major service providers are described in the diagram below. Except for the advisors, which generally may be changed only with shareholder approval, if the Board believes that it is in the best interest of the shareholders it may change service providers.
>
> * * *
>
> **The Investment Advisor**
>
> Funds Management serves as the investment adviser for each of the Funds. Funds Management, an indirect wholly owned subsidiary of Wells Fargo & Company, was created to succeed to the mutual fund advisory responsibilities of Wells Fargo Bank and is an affiliate of Wells Fargo Bank. Wells Fargo Bank, which was founded in 1852, is the oldest bank in the western United States and is one of the largest banks in the United States. The Funds' adviser is responsible for developing the investment policies and guidelines for the Funds, and for supervising the sub-advisers who are responsible for the day-to-day portfolio management of the Funds. As of September 30, 2002, Funds Management and its affiliates managed over $171 billion in assets. For providing these services, Funds Management is entitled to receive fees as shown in the table of Annual Fund Operating Expenses under "Management Fees" in the front of this Prospectus.
>
> The Diversified Equity and Growth Equity Funds are gateway funds that invest in various master portfolios. Funds Management is entitled to receive an annual investment advisory fee of 0.25% of each Fund's average daily net assets for providing services to each Fund, including the determination of the asset allocations of each Fund's investments in the various master portfolios. Funds Management also acts as the adviser to, and is entitled to receive a fee from, each master portfolio. The

total amount of investment advisory fees paid to Funds Management as a result of a Fund's investments varies depending on the Fund's allocation of assets among the various master portfolios.

Dormant Investment Advisory Arrangements

Under the investment advisory contract for the Equity Income, Large Cap Appreciation, Large Company Growth, and Small Company Value Funds, Funds Management does not receive any compensation from the Funds as long as the Funds continue to invest, as they do today, substantially all of their assets in a single master portfolio. If a Fund were to change its investment structure so that it begins to invest substantially all of its assets in two or more master portfolios, Funds Management would be entitled to receive an annual fee of 0.25% of the Fund's average daily net assets for providing investment advisory services to the Fund, including the determination of the asset allocations of the Fund's investments in the various master portfolios.

Under the investment advisory contract for all the gateway funds, Funds Management acts as investment adviser for gateway fund assets redeemed from a master portfolio and invested directly in a portfolio of securities..Funds Management does not receive any compensation under this agreement as long as a gateway fund invests substantially all of its assets in one or more master portfolios. If a gateway fund redeems assets from a master portfolio and invests them directly, Funds Management receives an investment advisory fee from the gateway fund for the management of those assets.

* * *

The Sub-Advisors

Wells Capital Management Incorporated ("Wells Capital Management "), an affiliate of Funds Management located at 525 Market Street, San Francisco, CA 94163, is the sub-adviser for the Equity Index, Equity Value, Growth, International Equity, Mid Cap Growth, SIFE Specialized Financial Services, and Small Cap Growth Funds, and in this capacity is responsible for the day-to-day investment management activities of the Funds. Wells Capital Management provides investment advisory services for registered mutual funds, company retirement plans, foundations, endowments, trust companies, and high net-worth individuals. As of September 30, 2002, Wells Capital Management managed assets aggregating in excess of $106 billion.

* * *

Cadence Capital Management ("Cadence"), Peregrine Capital Management, Inc. ("Peregrine"), Smith Asset Management Group, LP ("Smith Group"), Schroder Investment Management North America Inc. ("Schroder") and Wells Capital Management are each investment sub-advisers to certain Funds and to certain master portfolios in which the gateway funds invest and in this capacity are each responsible for the day- to-day investment management activities of the Funds and master portfolios.

* * *

Peregrine, a wholly owned subsidiary of Wells Fargo Bank Minnesota, N.A. located at LaSalle Plaza, 800 LaSalle Avenue, Suite 1850, Minneapolis, MN 55402, is the investment sub-adviser for the Large Company Growth, Small Company Growth and

Small Company Value Portfolios. Peregrine provides investment advisory services to corporate and public pension plans, profit sharing plans, savings investment plans, 401(k) plans, foundations and endowments. As of September 30, 2002, Peregrine managed approximately $8.6 billion in assets.

* * *

Wells Capital Management is the sub-adviser for the Equity Income, Index, International Equity, Small Cap Basic Value and Small Cap Index Portfolios.

The sub-advisers are compensated for their services by Funds Management from the fees Funds Management receives for its services as adviser.

The Administrator

Funds Management provides the Funds with administration services, including general supervision of each Fund's operation, coordination of the other services provided to each Fund, compilation of information for reports to the SEC and the state securities commissions, preparation of proxy statements and shareholder reports, and general supervision of data compilation in connection with preparing periodic reports to the Trust's Trustees and officers. Funds Management also furnishes office space and certain facilities to conduct each Fund's business. For providing these services, Funds Management is entitled to receive a fee of 0.15% of the average daily net assets of each Fund.

Shareholder Servicing Plan

We have a shareholder servicing plan for each Fund. We have agreements with various shareholder servicing agents to process purchase and redemption requests, to service shareholder accounts, and to provide other related services. For these services, each Fund pays an annual fee of 0.25% of its average daily net assets.

The Transfer Agent

Boston Financial Data Services, Inc. ("BFDS") provides transfer agency and dividend disbursing services to the Funds. For providing these services, BFDS receives an annual fee, certain transaction-related fees, and is reimbursed for out-of-pocket expenses incurred on behalf of the Funds.

68. The section discussing Organization and Management of the Funds is false and misleading in at least the following respects: (1) It states that the fee paid to the Administrator is for "providing investment advisory services" when in fact a portion of that fee is not for such services at all, but rather used to market the funds by way of kickbacks to selling agents; (2)it states that the Fund pays a set percentage of assets for "shareholder servicing" when in fact the amounts paid, including the kickbacks, were much larger: (3) It states that the transfer agent receives fees for its services; in fact a portion of these fees were not for such services but were redirected to selling agents as kickbacks; (4) It fails to disclose the existence of agreements with

selling agents by which a portion of fees paid by the funds were sent to those selling agents as kickbacks or to state the amount of the kickbacks; (5) It states that the Board supervises the activities of the Advisers when in fact it did not supervise or put a stop to revenue sharing practices; (6) It implies that the Board is an independent entity when in fact it acts as an arm of the Investment Advisor Defendant.

69. Next, the Prospectus discusses the Distribution Plan, in identical language set forth in the prior prospectuses and is false and misleading for the same reasons discussed above regarding this section of the Prospectus.

70. Finally, the Prospectus adds a brief statement about "additional payments" which is identical to the February 1, 2002 Prospectus and is false and misleading for the same reasons discussed above regarding this section of the Prospectus .

June 9, 2003 Prospectus

71. The June 9, 2003 prospectus for the Wells Fargo Diversified Equity Fund, Equity Income Fund, Equity Index Fund, Growth Fund, Growth Equity Fund, International Equity Fund, Large Cap Appreciation Fund, Large Company Growth Fund, Montgomery Emerging Markets Focus Fund, Montgomery Mid Cap Growth Fund, Montgomery Small Cap Fund, SIFE Specialized Financial Services Fund, Small Cap Growth Fund, Small Company Value Fund, Specialized Health Sciences Fund, and Specialized Technology Fund -- share classes A, B and C-- is substantially identical to the 2000-2002 and February 2003 prospectuses and is false and misleading for the same reasons. It provides in relevant part as follows:

72. First, the prospectus discusses the funds' "Fund—Objective— Principal Strategies." The discussion of the Diversified Equity Fund, Large Company Growth Fund and Small Cap Growth Fund is identical to the February 1, 2003 prospectus. The discussion of the Emerging Markets Focus Fund is as follows:

> Montgomery Emerging Markets Focus Fund, Seeks long-term capital appreciation. We invest in a focused portfolio consisting of equity securities of 20 to 40 companies that are tied economically to emerging market countries.

73. This discussion of the fund's objectives and principal strategies is false and misleading in that it does not disclose that an additional objective to increase investments in the

fund by use of a strategy of paying revenue-sharing kickbacks of fund assets to selling agents to incentivize new investments.

74. Next, the prospectus discusses "Shareholder Fees" and "Annual Fund Operating Expenses" as set forth in the table on the following page

[Remainder of Page left intentionally blank]

SHAREHOLDER FEES

<TABLE>
<CAPTION>

	All Funds except for the Montgomery Emerging Markets Focus Fund		
	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None	1.00%
Maximum deferred sales charge (load) (as a percentage of the Net Asset Value ("NAV") at purchase)	None/1/	5.00%	1.00%
Redemption Fee	None	None	None

</TABLE>

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)/2/

<TABLE>
<CAPTION>

	Diversified Equity Fund			Equity Income Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Management Fees	0.88%	0.88%	0.88%	0.75%	0.75%	0.75%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses/4/	0.70%	0.76%	0.50%	0.61%	0.68%	0.62%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.58%	2.39%	2.13%	1.36%	2.18%	2.12%
Fee Waivers	0.33%	0.39%	0.13%	0.26%	0.33%	0.27%
NET EXPENSES/5/	1.25%	2.00%	2.00%	1.10%	1.85%	1.85%

</TABLE>

<TABLE>
<CAPTION>

	International Equity Fund			Large Cap Appreciation Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Management Fees	1.00%	1.00%	1.00%	0.70%	0.70%	0.70%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses/4/	0.96%	1.31%	1.21%	5.78%	7.00%	6.92%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.96%	3.06%	2.96%	6.48%	8.45%	8.37%
Fee Waivers	0.46%	0.81%	0.71%	5.23%	6.45%	6.37%
NET EXPENSES/5/	1.50%	2.25%	2.25%	1.25%	2.00%	2.00%

</TABLE>

/1/ Class A shares that are purchased at NAV in amounts of $1,000,000 or more may be assessed a 1.00% CDSC if they are redeemed within one year from the date of purchase. See "A Choice of Share Classes" for further information. All other Class A shares will not have a CDSC.

/2/ Expenses for gateway funds include expenses allocated from the master portfolio(s) in which each such Fund invests.

/3/ Deducted from the net proceeds of shares redeemed (or exchanged) within three months after purchase. This fee by the is retained Fund.

<PAGE>

<TABLE>
<CAPTION>

	Montgomery Emerging Markets Focus Fund		
	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None	1.00%
Maximum deferred sales charge (load) (as a percentage of the Net Asset Value ("NAV") at purchase)	None/1/	5.00%	1.00%
Redemption Fee	2.00%/3/	None	None

</TABLE>

<TABLE>
<CAPTION>

	Equity Index Fund		Growth Fund		Growth Equity Fund		
	CLASS A	CLASS B	CLASS A	CLASS B	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Management Fees	0.25%	0.25%	0.75%	0.75%	1.05%	1.05%	1.05%
Distribution (12b-1) Fees	0.00%	0.75%	0.00%	0.75%	0.00%	0.75%	0.75%
Other Expenses/4/	0.74%	0.97%	0.95%	1.19%	0.83%	0.83%	0.94%

TOTAL ANNUAL FUND OPERATING EXPENSES	[illegible]	1.97%	1.70%	2.69%	1.88%	[illegible]	2.74%
Fee Waivers	[illegible]	[illegible]	[illegible]	0.69%	[illegible]	[illegible]	[illegible]
NET EXPENSES/5/	0.67%	1.41%	1.25%	2.00%	1.50%	2.25%	2.25%

</TABLE>

<TABLE>
<CAPTION>

	Large Company Growth Fund			Montgomery Emerging Markets Focus Fund			Montgomery Mid Cap Growth Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Management Fees	0.75%	0.75%	0.75%	1.10%	1.10%	1.10%	0.75%	0.75%	0.75%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses/4/	0.70%	0.96%	0.78%	0.94%	0.94%	0.94%	0.75%	0.75%	0.75%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.45%	2.46%	2.28%	2.04%	2.79%	2.79%	1.50%	2.25%	2.25%
Fee Waivers	0.25%	0.51%	0.33%	0.14%	0.14%	0.14%	0.05%	0.05%	0.05%
NET EXPENSES/5/	1.20%	1.95%	1.95%	1.90%	2.65%	2.65%	1.45%	2.20%	2.20%

</TABLE>

/4/ Other expenses may include expenses payable to affiliates of Wells Fargo & Company. Other expenses have been adjusted as necessary from amounts incurred during the Fund's most recent fiscal year to reflect current fees and expenses. Other expenses for the Montgomery Emerging Markets Focus and Montgomery Mid Cap Growth Funds are based on estimated amounts for the current fiscal year.

/5/ The adviser has committed through January 31, 2004 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expense ratio shown.

<PAGE>

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)/1/

<TABLE>
<CAPTION>

	Montgomery Small Cap Fund			SIFE Specialized Financial Services Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Management Fees	0.90%	0.90%	0.90%	0.95%	0.95%	0.95%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses/2/	0.80%	0.82%	0.82%	0.51%	0.78%	1.04%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.70%	2.47%	2.47%	1.46%	2.48%	2.74%
Fee Waivers	0.30%	0.32%	0.32%	0.11%	0.38%	0.64%
NET EXPENSES/3/	1.40%	2.15%	2.15%	1.35%	2.10%	2.10%

</TABLE>

<TABLE>
<CAPTION>

	Specialized Health Sciences Fund			Specialized Technology Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Management Fees	0.95%	0.95%	0.95%	1.05%	1.05%	1.05%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses/2/	0.97%	1.17%	1.33%	1.42%	1.66%	1.36%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.92%	2.87%	3.03%	2.47%	3.46%	3.16%
Fee Waivers	0.27%	0.47%	0.63%	0.72%	0.96%	0.66%
NET EXPENSES/3/	1.65%	2.40%	2.40%	1.75%	2.50%	2.50%

</TABLE>

/1/ Expenses for gateway funds include expenses allocated from the master portfolio(s) in which each such Fund invests.

/2/ Other expenses may include expenses payable to affiliates of Wells Fargo & Company. Other expenses for the Montgomery Small Cap Fund and the Class C shares of the Small Company Value Fund are based on estimated amounts for the current fiscal year.

/3/ The adviser has committed through January 31, 2004 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's, except the SIFE Specialized Financial Services Fund's, net operating expense ratio shown. For the SIFE Specialized Financial Services Fund, the adviser has committed through February 24, 2004 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expense ratio shown.

<PAGE>

Summary of Expenses

<TABLE>
<CAPTION>

	Small Cap Growth Fund			Small Company Value Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Management Fees	0.90%	0.90%	0.90%	0.90%	0.90%	0.90%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses/2/	0.84%	1.39%	1.01%	1.42%	1.81%	1.25%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.74%	3.04%	2.66%	2.32%	3.46%	2.90%
Fee Waivers	0.29%	0.84%	0.46%	0.87%	1.26%	0.70%
NET EXPENSES/3/	1.45%	2.20%	2.20%	1.45%	2.20%	2.20%

</TABLE>

75. The table setting forth "Shareholder Fees" and "Annual Fund Operating Expenses" is false and misleading because it fails to state that portions of the "Annual Fund Operating Expenses" are in fact paid as kickbacks to selling agents as described in this complaint and because it implies that the only compensation to selling agents paid by shareholders' fees are the "sales charges."

76. The prospectus next discusses "Organization and Management of the Funds" as follows:

> A number of different entities provide services to the Funds. This section shows how the Funds are organized, lists the entities that perform different services, and explains how these service providers are compensated. Further information is available in the Statement of Additional Information for the Funds.
>
> **About Wells Fargo Funds Trust**
>
> The Trust was organized as a Delaware statutory trust on March 10, 1999. The Board of Trustees of the Trust (the "Board") supervises each Fund's activities, monitors its contractual arrangements with various service providers and decides upon matters of general policy.
>
> The Board supervises the Funds' activities and approves the selection of various companies hired to manage the Funds' operation. The major service providers are described in the diagram below. Except for the advisors, which generally may be changed only with shareholder approval, if the Board believes that it is in the best interest of the shareholders it may change service providers.
>
> * * *
>
> **The Investment Advisor**
>
> Funds Management serves as the investment adviser for each of the Funds. Funds Management, an indirect wholly owned subsidiary of Wells Fargo & Company, was created to succeed to the mutual fund advisory responsibilities of Wells Fargo Bank and is an affiliate of Wells Fargo Bank. Wells Fargo Bank, which was founded in 1852, is the oldest bank in the western United States and is one of the largest banks in the United States. The Funds' adviser is responsible for developing the investment policies and guidelines for the Funds, and for supervising the sub-advisers who are responsible for the day-to-day portfolio management of the Funds. As of March 31, 2003, Funds Management and its affiliates managed over $183 billion in assets. For providing these services, Funds Management is entitled to receive fees as shown in the table of Annual Fund Operating Expenses under "Management Fees" in the front of this Prospectus.
>
> The Diversified Equity and Growth Equity Funds are gateway funds that invest in various master portfolios. Funds Management is entitled to receive an annual investment advisory fee of 0.25% of each Fund's average daily net assets for providing services to each Fund, including the determination of the asset allocations

of each Fund's investments in the various master portfolios. Funds Management also acts as the adviser to, and is entitled to receive a fee from, each master portfolio. The total amount of investment advisory fees paid to Funds Management as a result of a Fund's investments varies depending on the Fund's allocation of assets among the various master portfolios.

Dormant Investment Advisory Arrangements

Under the investment advisory contract for the Equity Income, Large Cap Appreciation, Large Company Growth, and Small Company Value Funds, Funds Management does not receive any compensation from the Funds as long as the Funds continue to invest, as they do today, substantially all of their assets in a single master portfolio. If a Fund were to change its investment structure so that it begins to invest substantially all of its assets in two or more master portfolios, Funds Management would be entitled to receive an annual fee of 0.25% of the Fund's average daily net assets for providing investment advisory services to the Fund, including the determination of the asset allocations of the Fund's investments in the various master portfolios.

Under the investment advisory contract for all the gateway funds, Funds Management acts as investment adviser for gateway fund assets redeemed from a master portfolio and invested directly in a portfolio of securities. Funds Management does not receive any compensation under this agreement as long as a gateway fund invests substantially all of its assets in one or more master portfolios. If a gateway fund redeems assets from a master portfolio and invests them directly, Funds Management receives an investment advisory fee from the gateway fund for the management of those assets.

* * *

The Sub-Advisors

Wells Capital Management Incorporated ("Wells Capital Management "), an affiliate of Funds Management located at 525 Market Street, San Francisco, CA 94163, is the sub-adviser for the Equity Index, Equity Value, Growth, International Equity, Mid Cap Growth, SIFE Specialized Financial Services, and Small Cap Growth Funds, and in this capacity is responsible for the day-to-day investment management activities of the Funds. Wells Capital Management provides investment advisory services for registered mutual funds, company retirement plans, foundations, endowments, trust companies, and high net-worth individuals. As of March 31, 2003, Wells Capital Management managed assets aggregating in excess of $114 billion.

* * *

Cadence Capital Management ("Cadence"), Peregrine Capital Management, Inc. ("Peregrine"), Smith Asset Management Group, LP ("Smith Group"), Schroder Investment Management North America Inc. ("Schroder") and Wells Capital Management are each investment sub-advisers to certain Funds and to certain master portfolios in which the gateway funds invest and in this capacity are each responsible for the day- to-day investment management activities of the Funds and master portfolios.

* * *

Peregrine, a wholly owned subsidiary of Wells Fargo Bank Minnesota, N.A. located at LaSalle Plaza, 800 LaSalle Avenue, Suite 1850, Minneapolis, MN 55402, is the investment sub-adviser for the Large Company Growth, Small Company Growth and Small Company Value Portfolios. Peregrine provides investment advisory services to corporate and public pension plans, profit sharing plans, savings investment plans, 401(k) plans, foundations and endowments. As of March 31, 2003, Peregrine managed approximately $9.3 billion in assets.

* * *

Wells Capital Management is the sub-adviser for the Equity Income, Index, International Equity, Small Cap Basic Value and Small Cap Index Portfolios.

The sub-advisers are compensated for their services by Funds Management from the fees Funds Management receives for its services as adviser.

The Administrator

Funds Management provides the Funds with administration services, including general supervision of each Fund's operation, coordination of the other services provided to each Fund, compilation of information for reports to the SEC and the state securities commissions, preparation of proxy statements and shareholder reports, and general supervision of data compilation in connection with preparing periodic reports to the Trust's Trustees and officers. Funds Management also furnishes office space and certain facilities to conduct each Fund's business.

Shareholder Servicing Plan

We have a shareholder servicing plan for each Fund. We have agreements with various shareholder servicing agents to process purchase and redemption requests, to service shareholder accounts, and to provide other related services. For these services, each Fund pays an annual fee of 0.25% of its average daily net assets.

The Transfer Agent

Boston Financial Data Services, Inc. ("BFDS") provides transfer agency and dividend disbursing services to the Funds. For providing these services, BFDS receives an annual fee, certain transaction-related fees, and is reimbursed for out-of-pocket expenses incurred on behalf of the Funds.

77. The section discussing Organization and Management of the Funds is false and misleading in at least the following respects: (1) It states that the fee paid to the Administrator is for "providing investment advisory services" when in fact a portion of that fee is not for such services at all, but rather used to market the funds by way of kickbacks to selling agents; (2)it states that the Fund pays a set percentage of assets for "shareholder servicing" when in fact the amounts paid, including the kickbacks, were much larger: (3) It states that the transfer agent receives fees for its services; in fact a portion of these fees were not for such services but were redirected to selling agents as kickbacks; (4) It fails to disclose the existence of agreements with

selling agents by which a portion of fees paid by the funds were sent to those selling agents as kickbacks or to state the amount of the kickbacks; (5) It states that the Board supervises the activities of the Advisers when in fact it did not supervise or put a stop to revenue sharing practices; (6) It implies that the Board is an independent entity when in fact it acts as an arm of the Investment Advisor Defendant.

78. Next, the Prospectus discusses the Distribution Plan, in identical language set forth in the prior prospectuses and is false and misleading for the same reasons discussed above regarding this section of the Prospectus .

79. Finally, the Prospectus adds a brief statement about "additional payments" which is identical to the February 1, 2002 prospectus and is false and misleading for the same reasons discussed above regarding this section of the prospectus .

February 1, 2004 Prospectus

80. The February 1, 2004 prospectus for the Wells Fargo Diversified Equity Fund, Equity Income Fund, Equity Index Fund, Growth Fund, Growth Equity Fund, International Equity Fund, Large Cap Appreciation Fund, Large Company Growth Fund, Montgomery Emerging Markets Focus Fund, Montgomery Mid Cap Growth Fund, Montgomery Small Cap Fund, SIFE Specialized Financial Services Fund, Small Cap Growth Fund, Small Company Growth Fund, Small Company Value Fund, Specialized Health Sciences Fund, and Specialized Technology Fund -- share classes A, B and C-- is substantially identical to the 2000-2003 prospectuses and is false and misleading for the same reasons. It provides in relevant part as follows:

81. First, the prospectus discusses the funds' "Fund—Objective— Principal Strategies." The discussion of the Large Company Growth Fund, Montgomery Emerging Markets Focus Fund and Small Cap Growth Fund is identical to the June 9, 2003 prospectus. The discussion of the Diversified Equity Fund is as follows:

> Diversified Equity Fund. Seeks long-term capital appreciation with moderate annual return volatility. The Fund is a gateway fund that invests in five different equity investment styles—large cap blend, large cap value, large cap growth small cap, and international--to minimize the volatility and risk of investing in a single equity investment style. We currently invest in 14 master portfolios.

82. This discussion of the funds' objectives and principal strategies is false and misleading in that it does not disclose that an additional objective to increase investments in the fund by use of a strategy of paying revenue-sharing kickbacks of fund assets to selling agents to incentivize new investments.

83. Next, the prospectus discusses "Shareholder Fees" and "Annual Fund Operating Expenses" as set forth in the table on the following page

[Remainder of Page left intentionally blank]

SHAREHOLDER FEES (FEES PAID DIRECTLY F[illegible]UR INVESTMENT)

	...ds except for the Montgomery Emerging Markets Focus Fund		
	CLASS A	CLASS B	CLASS C
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum deferred sales charge (load) (as a percentage of the Net Asset Value ("NAV") at purchase)	None/1/	5.00%	1.00%
Redemption Fee	None	None	None

<TABLE>
<CAPTION>

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)/2/

	Diversified Equity Fund			Equity Income Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Management Fees	0.88%	0.88%	0.88%	0.75%	0.75%	0.75%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses/4/	0.66%	0.68%	0.65%	0.58%	0.63%	0.57%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.54%	2.31%	2.28%	1.33%	2.13%	2.07%
Fee Waivers	0.29%	0.31%	0.28%	0.23%	0.28%	0.22%
NET EXPENSES/5/	1.25%	2.00%	2.00%	1.10%	1.85%	1.85%

</TABLE>

<TABLE>
<CAPTION>

	International Equity Fund			Large Cap Appreciation Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Management Fees	1.00%	1.00%	1.00%	0.70%	0.70%	0.70%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses/4/	0.76%	1.07%	0.95%	1.75%	1.66%	2.51%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.76%	2.82%	2.70%	2.45%	3.11%	3.96%
Fee Waivers	0.26%	0.57%	0.45%	1.20%	1.11%	1.96%
NET EXPENSES/5/	1.50%	2.25%	2.25%	1.25%	2.00%	2.00%

</TABLE>

/1/ Class A shares that are purchased at NAV in amounts of $1,000,000 or more may be assessed a 1.00% CDSC if they are redeemed within one year from the date of purchase. See "A Choice of Share Classes" for further information. All other Class A shares will not have a CDSC.

/2/ Expenses for gateway funds include expenses allocated from the master portfolio(s) in which each such Fund invests.

/3/ Deducted from the net proceeds of shares redeemed (or exchanged) within three months after purchase. This fee is retained by the Fund. Please see "Redemption Fee" on page 131 for further information.

<PAGE>

SHAREHOLDER FEES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)

	Montgomery Emerging Markets Focus Fund		
	CLASS A	CLASS B	CLASS C
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum deferred sales charge (load) (as a percentage of the Net Asset Value ("NAV") at purchase)	None/1/	5.00%	1.00%
Redemption Fee	2.00%/3/	None	None

<TABLE>
<CAPTION>

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)/2/

	Equity Index Fund		Growth Fund		Growth Equity Fund		
	CLASS A	CLASS B	CLASS A	CLASS B	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Management Fees	0.15%	0.15%	0.75%	0.75%	1.05%	1.05%	1.05%
Distribution (12b-1) Fees	0.00%	0.75%	0.00%	0.75%	0.00%	0.75%	0.75%
Other Expenses/4/	0.78%	0.88%	0.81%	0.98%	0.77%	0.79%	0.88%
TOTAL ANNUAL FUND OPERATING EXPENSES	0.93%	1.78%	1.56%	2.48%	1.82%	2.59%	2.68%
Fee Waivers	0.29%	0.39%	0.31%	0.48%	0.32%	0.34%	0.43%

NET EXPENSES/5/	[illegible]64%	1.39%	1.25%	2.00%	1.50[illegible]	2.25%	2.25%

</TABLE>

<TABLE>
<CAPTION>

	Large Cap Value Fund			Large Company Growth Fund			Montgomery Emerging Markets Focus Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Management Fees	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	1.10%	1.10%	1.10%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses/4/	0.66%	0.66%	0.66%	0.66%	0.83%	0.66%	0.93%	0.94%	0.94%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.41%	2.16%	2.16%	1.41%	2.33%	2.16%	2.03%	2.79%	2.79%
Fee Waivers	0.16%	0.16%	0.16%	0.21%	0.38%	0.21%	0.13%	0.14%	0.14%
NET EXPENSES/5/	1.25%	2.00%	2.00%	1.20%	1.95%	1.95%	1.90%	2.65%	2.65%

</TABLE>

/4/ Other expenses may include expenses payable to affiliates of Wells Fargo & Company. Other expenses for the Equity Index Fund have been adjusted as necessary from amounts incurred during the Fund's most recent fiscal year to reflect current fees and expenses. Other expenses for the Large Cap Value Fund and Small Company Growth Fund are based on estimated amounts for the current fiscal year.

/5/ The adviser has committed through January 31, 2005 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expense ratio shown.

<PAGE>

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)/1/

<TABLE>
<CAPTION>

	Montgomery Mid Cap Growth Fund			Montgomery Small Cap Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Management Fees	0.75%	0.75%	0.75%	0.90%	0.90%	0.90%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses/2/	0.70%	0.70%	0.70%	0.79%	0.78%	0.82%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.45%	2.20%	2.20%	1.69%	2.43%	2.47%
Fee Waivers	0.00%	0.00%	0.00%	0.29%	0.28%	0.32%
NET EXPENSES/3/	1.45%	2.20%	2.20%	1.40%	2.15%	2.15%

</TABLE>

<TABLE>
<CAPTION>

	Small Company Value Fund			Specialized Health Sciences Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Management Fees	0.90%	0.90%	0.90%	0.95%	0.95%	0.95%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses/2/	0.55%	0.55%	0.55%	1.30%	1.36%	1.48%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.45%	2.20%	2.20%	2.25%	3.06%	3.18%
Fee Waivers	0.00%	0.00%	0.00%	0.60%	0.66%	0.78%
NET EXPENSES/3/	1.45%	2.20%	2.20%	1.65%	2.40%	2.40%

</TABLE>

/1/ Expenses for gateway funds include expenses allocated from the master portfolio(s) in which each such Fund invests.

/2/ Other expenses may include expenses payable to affiliates of Wells Fargo & Company.

/3/ The adviser has committed through January 31, 2005 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expense ratio shown.

<PAGE>

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)/1/

<TABLE>

<CAPTION>

	Specialized Financial Services Fund			Small Cap Growth Fund			Small Company Growth Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Management Fees	0.95%	0.95%	0.95%	0.90%	0.90%	0.90%	0.90%	0.90%	0.90%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses/2/	0.64%	0.75%	0.85%	0.95%	1.46%	1.09%	0.77%	0.77%	0.77%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.59%	2.45%	2.55%	1.85%	3.11%	2.74%	1.67%	2.42%	2.42%
Fee Waivers	0.24%	0.35%	0.45%	0.40%	0.91%	0.54%	0.22%	0.22%	0.22%
NET EXPENSES/3/	1.35%	2.10%	2.10%	1.45%	2.20%	2.20%	1.45%	2.20%	2.20%

</TABLE>

	Specialized Technology Fund		
	CLASS A	CLASS B	CLASS C
Management Fees	1.05%	1.05%	1.05%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%
Other Expenses/2/	0.93%	1.28%	1.11%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.98%	3.08%	2.91%
Fee Waivers	0.23%	0.58%	0.41%
NET EXPENSES/3/	1.75%	2.50%	2.50%

84. The table setting forth "Shareholder Fees" and "Annual Fund Operating Expenses" is false and misleading because it fails to state that portions of the "Annual Fund Operating Expenses" are in fact paid as kickbacks to selling agents as described in this complaint and because it implies that the only compensation to selling agents paid by shareholders' fees are the "sales charges."

85. The prospectus next discusses "Organization and Management of the Funds." This section is identical to the June 9, 2003 prospectus in all respects quoted above, except as follows. (1) The assets under management by Wells Fargo Funds Management. Wells Capital Management, and Peregrine are updated as of September 30, 2003 as $72 billion, $116 billion, and $11.6 billion, respectively. (2) Wells Capital Management is no longer listed as sub-advisor for the Small Cap Basic Value portfolio, (3) there is a new section called "Dormant Multi-Manager Structure:"

> **Dormant Multi-Manager Structure**
>
> The Board has adopted a dormant "multi-manager" structure for the Large Cap Value Fund, Montgomery Emerging Markets Focus and Montgomery Small Cap Funds. Under this structure, a Fund and Funds Management would engage one or more sub-advisers to make day-to-day investment decisions for the Fund's assets. Funds Management would retain ultimate responsibility (subject to the oversight of the Board) for overseeing the sub-advisers and may, at times, recommend to the Board that the Fund: (i) change, add or terminate one or more sub-advisers; (ii) continue to retain a sub-adviser even though the sub-adviser's ownership or corporate structure has changed; or (iii) materially change a sub-advisory agreement with a sub-adviser.
>
> Applicable law generally requires a Fund to obtain shareholder approval of most of these types of recommendations, even if the Board approves the proposed action. Under the dormant "multi-manager" structure approved by the Board, the Fund will seek exemptive relief, if necessary, from the SEC to permit Funds Management (subject to the Board's oversight and approval) to make decisions about the Fund's sub-advisory arrangements without obtaining shareholder approval. The Fund will continue to submit matters to shareholders for their approval to the extent required by applicable law.

86. The section discussing Organization and Management of the Funds is false and misleading in at least the following respects: (1) It states that the fee paid to the Administrator is for "providing investment advisory services" when in fact a portion of that fee is not for such services at all, but rather used to market the funds by way of kickbacks to selling agents; (2)it states that the Fund pays a set percentage of assets for "shareholder servicing" when in fact the amounts paid, including the kickbacks, were much larger: (3) It states that the transfer agent

receives fees for its services; in fact a portion of these fees were not for such services but were redirected to selling agents as kickbacks; (4) It fails to disclose the existence of agreements with selling agents by which a portion of fees paid by the funds were sent to those selling agents as kickbacks or to state the amount of the kickbacks; (5) It states that the Board supervises the activities of the Advisers when in fact it did not supervise or put a stop to revenue sharing practices; (6) It implies that the Board is an independent entity when in fact it acts as an arm of the Investment Advisor Defendant.

87. Next, the Prospectus discusses the Distribution Plan, in identical language set forth in the prior prospectuses and is false and misleading for the same reasons discussed above regarding this section of the Prospectus.

88. Finally, the Prospectus adds a brief statement about "additional payments" which is slightly longer than the February 1, 2002 prospectus. It provides as follows:

> In addition to payments received from the Funds, selling or shareholder servicing agents may receive significant additional payments directly from the adviser, the distributor, or their affiliates in connection with the sale of Fund shares. These amounts may be fixed dollar amounts or a percentage of sales or both, and may be up-front or ongoing payments or both. Agents may agree to provide a marketing or servicing advantages to the Funds in return for the payments. Selling or shareholder servicing agents, in turn, may pay some or all of these amounts to their employees who recommend or sell Fund shares or make investment decisions on behalf of clients. Payments made with respect to the Funds may differ from those made with respect to other mutual funds available through the agent and could influence the agent's recommendations or decisions. Prospective investors should consult with their selling or shareholder servicing agent if they wish to request further information regarding these matters.

This additional disclosure is false and misleading in the nearly all the same respects as the shorter disclosure used between February 1, 2002 and January 31, 2004. First, the language was not placed anywhere near the applicable text regarding strategies, shareholder fees, or organization and management of the funds. Instead, it appeared on a page near the end of the prospectus, without any heading, between sections labeled "You Can Buy Fund Shares" and "Minimum Investments." The placement of the text seems deliberately designed to hide it from investors who might be looking for it. Second, the statement that selling agents "may" receive additional fees are materially misleading because in fact there already were set agreements to pay such fees, in specific amounts to specific firms. Third, the statement does not disclose the amount of the additional fees, nor the fact that the "additional fees" were *greater than* the amount of fees for disclosed purposes such as shareholder servicing and 12b-1 fees., as set forth *infra.* Fourth, the statement does not disclose that the source of the "additional payments" were fees charged to the investors by the funds, and then sent by the funds to the Investment Advisers and Distributors, or that the Investment Advisor's only source of income was fees earned from the funds. Fifth, the statement does not disclose to whom the additional payments were being made, which made it impossible for investors to determine if the selling agents with whom they were dealing had a conflict of interest or were potentially biased.

<u>February 1, 2005 Prospectus</u>

89. The February 1, 2005 prospectus for the Wells Fargo Diversified Equity Fund, Equity Income Fund, Equity Index Fund, Growth Fund, Growth Equity Fund, International Equity Fund, Large Cap Appreciation Fund, Large Cap Value Fund, Large Company Growth Fund, Montgomery Emerging Markets Focus Fund, Montgomery Mid Cap Growth Fund, Montgomery Small Cap Fund, SIFE Specialized Financial Services Fund, Small Cap Growth Fund, Small Company Growth Fund, Small Company Value Fund, Specialized Health Sciences Fund, and Specialized Technology Fund -- share classes A, B and C-- is substantially identical to the 2000-2004 prospectuses and is false and misleading for the same reasons. It provides in relevant part as follows:

90. First, the prospectus discusses the funds' "Fund—Objective— Principal Strategies." The discussion of the Large Company Growth Fund, Montgomery Emerging Markets Focus Fund and Small Cap Growth Fund is identical to the February 1, 2004 prospectus and is false and misleading for the same reasons discussed above for this section of the prospectus.

91. Next, the prospectus discusses "Shareholder Fees" and "Annual Fund Operating Expenses" as set forth in the table below:

SHAREHOLDER FEES (fees paid directly from your investment)	All Funds except for the Montgomery Emerging Markets Focus Fund		
	CLASS A	CLASS B	CLASS C

Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum deferred sales charge (load) (as a percentage of the *Net Asset Value* ("*NAV*") at purchase)	None[1]	5.00%	1.00%
Redemption Fee	None	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from fund assets)[3]

	Diversified Equity Fund			Equity Income[7] Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
Management Fees[4]	0.83%	0.83%	0.83%	0.69%	0.69%	0.69%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses[5]	0.54%	0.54%	0.54%	0.49%	0.49%	0.49%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.37%	2.12%	2.12%	1.18%	1.93%	1.93%
Fee Waivers	0.12%	0.12%	0.12%	0.08%	0.08%	0.08%
NET EXPENSES[6]	1.25%	2.00%	2.00%	1.10%	1.85%	1.85%

	International Equity Fund			Large Cap Appreciation Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
Management Fees[4]	0.95%	0.95%	0.95%	0.70%	0.70%	0.70%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses[5]	0.76%	0.76%	0.75%	0.72%	0.71%	0.71%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.71%	2.46%	2.45%	1.42%	2.16%	2.16%
Fee Waivers	0.21%	0.21%	0.20%	0.17%	0.16%	0.16%
NET EXPENSES[6]	1.50%	2.25%	2.25%	1.25%	2.00%	2.00%

[1] Class A shares that are purchased at *NAV* in amounts of $1,000,000 or more may be assessed a 1.00% CDSC if they are redeemed within one year from the date of purchase. See "A Choice of Share Classes" for further information. All other Class A shares will not have a CDSC.

[2] Deducted from the net proceeds of shares redeemed (or exchanged) within three months after purchase. This fee is retained by the Fund. Please see "Redemption Fee" on page 131 for further information.

[3] Expenses for *gateway funds* include expenses allocated from the master portfolio(s) in which each such Fund invests.

[4] The Funds' investment adviser has implemented breakpoint schedules for the Funds' management fees and the master portfolios in which the *gateway funds* invest. The management fees charged to the Funds/master portfolios will decline as a Fund's assets grow and will continue to be based on a percentage of the Fund's/master portfolio's average daily net assets. The Equity Index Fund, Growth Fund, International Equity Fund and Montgomery Emerging Markets Focus Fund invest directly in a portfolio of securities. The breakpoint schedule for the Equity Index Fund is as follows: 0.10% for assets from $0 to $999 million, 0.075% for assets from $1 billion to $4.99 billion; 0.05% for assets $5 billion and higher. The breakpoint schedule for the Montgomery Emerging Market Focus Fund is as follows: 1.10% for assets from $0 to $499 million, 1.05% for assets from $500 million to $999 million; 1.00% for assets from $1 billion to $2.99 billion; 0.975% for assets from $3 billion to $4.99 billion; and 0.95% for assets $5 billion and higher. The breakpoint schedule for the Growth Fund is as follows: 0.75% for assets from $0 to $499 million, 0.70% for assets from $500 million to $999 million; 0.65% for assets from $1 billion to $2.99 billion; 0.625% for assets from $3 billion to $4.99 billion; and 0.60% for assets $5 billion and higher. The breakpoint schedule for the International Equity Fund is as follows: 0.95% for assets from $0 to $499 million, 0.90% for assets from $500 million to $999 million; 0.85% for assets from $1 billion to $2.99 billion; 0.825% for assets from $3 billion to $4.99 billion; and 0.80% for assets $5 billion and higher.

	Montgomery Emerging Markets Focus Fund		
	CLASS A	CLASS B	CLASS C
	5.75%	None	None
	None[1]	5.00%	1.00%
	2.00%[2]	None	None

Equity Index	Growth	Growth Equity

	Fund CLASS A	Fund CLASS B	Fund CLASS A	Fund CLASS B	Fund CLASS A	Fund CLASS B	Fund CLASS C
	0.10%	0.10%	0.75%	0.75%	1.00%	1.00%	1.00%
	0.00%	0.75%	0.00%	0.75%	0.00%	0.75%	0.75%
	0.72%	0.72%	0.68%	0.68%	0.60%	0.59%	0.59%
	0.82%	1.57%	1.43%	2.18%	1.60%	2.34%	2.34%
	0.18%	0.18%	0.18%	0.18%	0.10%	0.09%	0.09%
	0.64%	1.39%	1.25%	2.00%	1.50%	2.25%	2.25%

	Large Cap Value Fund			Large Company[7] Growth Fund			Montgomery Emerging Markets Focus Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
	0.75%	0.75%	0.75%	0.67%	0.67%	0.67%	1.10%	1.10%	1.10%
	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
	10.15%	9.70%	9.61%	0.61%	0.61%	0.61%	0.91%	0.92%	0.92%
	10.90%	11.20%	11.11%	1.28%	2.03%	2.03%	2.01%	2.77%	2.77%
	9.65%	9.20%	9.11%	0.08%	0.08%	0.08%	0.11%	0.12%	0.12%
	1.25%	2.00%	2.00%	1.20%	1.95%	1.95%	1.90%	2.65%	2.65%

The Equity Income, Large Cap Appreciation, Large Cap Value and Large Company Growth Funds invest substantially all of their assets in one master portfolio. The Funds' investment adviser has implemented breakpoint schedules for the management fees of the master portfolios in which these Funds invest. The breakpoint schedule for the master portfolios in which the Equity Income, Large Cap Value and Large Company Growth Funds invest is as follows: 0.75% for assets from $0 to $499 million, 0.70% for assets from $500 million to $999 million; 0.65% for assets from $1 billion to $2.99 billion; 0.625% for assets from $3 billion to $4.99 billion; and 0.60% for assets $5 billion and higher. The breakpoint schedule for the master portfolio in which the Large Cap Appreciation Fund invests is as follows: 0.70% for assets from $0 to $999 million; 0.65% for assets from $1 billion to $2.99 billion; 0.625% for assets from $3 billion to $4.99 billion; and 0.60% for assets $5 billion and higher.

The Diversified Equity Fund and Growth Equity Fund each invest substantially all of their assets in two or more master portfolios. Management fees for the Growth Balanced Fund and Moderate Balanced Fund are based on a blended rate of the advisory fees charged to the master portfolios in which the Funds invest.

5 Other expenses may include expenses payable to affiliates of Wells Fargo & Company. Other expenses for the Equity Index Fund have been adjusted as necessary from amounts incurred during the Fund's most recent fiscal year to reflect current fees and expenses.

6 The adviser has committed through January 31, 2006 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expense ratio shown.

7 For the Equity Income and Large Company Growth Funds, the adviser has committed through April 30, 2007 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expense ratio as shown.

	Montgomery Mid Cap[6] Growth Fund			Montgomery Small[6] Cap Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
Management Fees[2]	0.75%	0.75%	0.75%	0.90%	0.90%	0.90%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses[3]	0.75%	0.76%	0.76%	0.79%	0.83%	0.83%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.50%	2.26%	2.26%	1.69%	2.48%	2.48%
Fee Waivers	0.10%	0.11%	0.11%	0.29%	0.33%	0.33%
NET EXPENSES[4]	1.40%	2.15%	2.15%	1.40%	2.15%	2.15%

	Small Company Value Fund			Specialized Health Sciences Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
Management Fees[2]	0.90%	0.90%	0.90%	0.95%	0.95%	0.95%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses[3]	0.68%	0.71%	0.70%	0.89%	0.89%	0.89%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.58%	2.36%	2.35%	1.84%	2.59%	2.59%
Fee Waivers	0.13%	0.16%	0.15%	0.19%	0.19%	0.19%
NET EXPENSES[4]	1.45%	2.20%	2.20%	1.65%	2.40%	2.40%

[1] Expenses for *gateway funds* include expenses allocated from the master portfolio(s) in which each such Fund invests.

[2] The Funds' investment adviser has implemented breakpoint schedules for the Funds' management fees and the management fees of the master portfolios in which the *gateway funds* invest. The management fees charged to the Funds/master portfolios will decline as a Fund's/master portfolio's assets grow and will continue to be based on a percentage of the Fund's/master portfolio's average daily net assets. The Montgomery Mid Cap Growth Fund, Montgomery Small Cap Fund, SIFE Specialized Financial Services Fund, Specialized Health Sciences Fund and Specialized Technology Fund invest directly in a portfolio of securities. The breakpoint schedule for the Montgomery Mid Cap Growth Fund is as follows: 0.75% for assets from $0 to $499 million, 0.70% for assets from $500 million to $999 million; 0.65% for assets from $1 billion to $2.99 billion; 0.625% for assets from $3 billion to $4.99 billion; and 0.60% for assets $5 billion and higher. The breakpoint schedule for the Montgomery Small Cap Fund is as follows: 0.90% for assets from $0 to $499 million, 0.85% for assets from $500 million to $999 million; 0.80% for assets from $1 billion to $2.99 billion; 0.775% for assets from $3 billion to $4.99 billion; and 0.75% for assets $5 billion and higher. The breakpoint schedule for the SIFE Specialized Financial Services Fund and Specialized Health Sciences Fund is as follows: 0.95% for assets from $0 to $499 million, 0.90% for assets from $500 million to $999 million; 0.85% for assets from $1 billion to $2.99 billion; 0.825% for assets from $3 billion to $4.99 billion; and 0.80% for assets $5 billion and higher. The breakpoint schedule for the Specialized Technology Funds is as follows: 1.05% for assets from $0 to $499 million, 1.00% for assets from $500 million to $999 million; 0.95% for assets from $1 billion to $2.99 billion; 0.925% for assets from $3 billion to $4.99 billion; and 0.90% for assets $5 billion and higher.

The Small Company Growth and Small Company Value Funds each invest substantially all of their assets in one master portfolio. The breakpoint schedule for these Funds is as follows: 0.90% for assets from $0 to $499 million, 0.85% for assets from $500 million to $999 million; 0.80% for assets from $1 billion to $2.99 billion; 0.775% for assets from $3 billion to $4.99 billion; and 0.75% for assets $5 billion and higher.

[3] Other expenses may include expenses payable to affiliates of Wells Fargo & Company.

[4] The adviser has committed through January 31, 2006 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expense ratio shown.

[5] For the Montgomery Mid Cap Growth, Montgomery Small Cap Funds and Specialized Technology Funds, the adviser has committed through April 30, 2007 to waive fees and/or reimburse expenses to the extent necessary to maintain the Funds' net operating expense ratio as shown.

[redacted]

	SIFE Specialized Financial Services Fund			Small Cap Growth Fund			Small Company Growth Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
	0.95%	0.95%	0.95%	0.90%	0.90%	0.90%	0.90%	0.90%	0.90%
	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
	0.65%	0.65%	0.65%	0.68%	0.68%	0.68%	0.65%	0.64%	0.62%
	1.60%	2.35%	2.35%	1.58%	2.33%	2.33%	1.55%	2.29%	2.27%
	0.25%	0.25%	0.25%	0.13%	0.13%	0.13%	0.10%	0.09%	0.07%
	1.35%	2.10%	2.10%	1.45%	2.20%	2.20%	1.45%	2.20%	2.20%

	Specialized[5] Technology Fund		
	CLASS A	CLASS B	CLASS C
	1.05%	1.05%	1.05%
	0.00%	0.75%	0.75%
	0.75%	0.75%	0.74%
	1.80%	2.55%	2.54%
	0.05%	0.05%	0.04%
	1.75%	2.50%	2.50%

92. The table setting forth "Shareholder Fees" and "Annual Fund Operating Expenses" is false and misleading because it fails to state that portions of the "Annual Fund Operating Expenses" are in fact paid as kickbacks to selling agents as described in this complaint

and because it implies that the only compensation to selling agents paid by shareholders' fees are the "sales charges."

93. The prospectus next discusses "Organization and Management of the Funds." This section is identical to the February 1, 2004 prospectus in all quoted respects, except that the assets under management by Wells Fargo Funds Management. Wells Capital Management, and Peregrine are updated as of September 30, 2004 as $74 billion in mutual fund assets, $112 billion, and $12.4 billion, respectively. This section of the prospectus is false and misleading for the same reasons set forth above.

94. Next, the Prospectus discusses the Distribution Plan, in identical language set forth in the prior prospectuses and is false and misleading for the same reasons set forth above for this section of the prospectus.

95. Finally, the Prospectus discusses "additional payments" in identical language as the February 1, 2004 prospectus and is false and misleading for the same reasons set forth above for this section of the prospectus .

<u>**April 11, 2005 Small and Mid Cap Stock Funds Prospectus**</u>

96. The April 11, 2005 prospectus for the Wells Fargo Advantage C&B Mid Cap Value Fund, Common Stock Fund, Mid Cap Growth Fund, Small Cap Growth Fund, and Small Cap Value Fund -- share classes A, B and C-- is substantially identical to the earlier prospectuses and is false and misleading for the same reasons. It provides in relevant part as follows:

97. First, the prospectus discusses the funds' "Fund—Objective— Principal Strategies." The discussion of the Small Cap Growth Fund is as follows:

> Small Cap Growth Fund (formerly named the Montgomery Small Cap Fund). Seeks long-term capital appreciation. We invest principally in securities of small-capitalization companies, which are defined as those with market capitalizations equal to or lower than the company with the largest market capitalization in the Russell 2500TM Index at the time of purchase; and up to 30% of the Fund's assets in foreign securities. The company with the largest market capitalization in the Russell 2500TM Index was $9.5 billion, as of December 31, 2004, and is expected to change frequently. As a hedging strategy, the Fund may write put and call options.

98. This discussion of the fund's objectives and principal strategies is false and misleading in that it does not disclose that an additional objective to increase investments in the

fund by use of a strategy of paying revenue-sharing kickbacks of fund assets to selling agents to incentivize new investments.

99. Next, the prospectus discusses "Shareholder Fees" and "Annual Fund Operating Expenses" as set forth in the table below:

SHAREHOLDER FEES (fees paid directly from your investments)

	All Funds		
	CLASS A	CLASS B	CLASS C
Maximum sales charge (load) imposed on purchases (as a percentage of the offering price)	5.75%	None	None
Maximum deferred sales charge (load) (as a percentage of the *Net Asset Value* ("*NAV*") at purchase)	None[1]	5.00%	1.00%

ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from fund assets)

	C&B Mid Cap Value Fund			Common Stock Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
Management Fees[2]	0.74%	0.74%	0.74%	0.70%	0.70%	0.70%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses[3]	0.67%	0.67%	0.67%	0.63%	0.63%	0.63%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.41%	2.16%	2.16%	1.33%	2.08%	2.08%
Fee Waivers	0.01%	0.01%	0.01%	0.02%	0.02%	0.02%
NET EXPENSES[4]	1.40%	2.15%	2.15%	1.31%	2.06%	2.06%

	Mid Cap Growth Fund			Small Cap Growth Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
Management Fees[2]	0.75%	0.75%	0.75%	0.90%	0.90%	0.90%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses[3]	0.75%	0.76%	0.76%	0.72%	0.72%	0.72%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.50%	2.26%	2.26%	1.67%	2.37%	2.37%
Fee Waivers	0.10%	0.11%	0.11%	0.27%	0.22%	0.22%
NET EXPENSES[4]	1.40%	2.15%	2.15%	1.40%	2.15%	2.15%

[1] Class A shares that are purchased at NAV in amounts of $1,000,000 or more may be assessed a 1.00% CDSC if they are redeemed within one year from the date of purchase. See "A Choice of Share Classes" for further information.

[2] The Funds' investment adviser has implemented a breakpoint schedule for the Funds' management fees. The management fees charged to the Funds will decline as a Fund's assets grow and will continue to be based on a percentage of the Fund's average daily net assets. The breakpoint schedule for the C&B Mid Cap Value, Common Stock, and Mid Cap Growth Funds is as follows: 0.75% for assets from $0 to $499 million; 0.70% for assets from $500 million to $999 million; 0.65% for assets from $1 billion to $2.99 billion; 0.625% for assets from $3 billion to $4.99 billion; and 0.60% for assets $5 billion and higher. The breakpoint schedule for the Small Cap Growth and Small Cap Value Funds is as follows: 0.90% for assets from $0 to $499 million; 0.85% for assets from $500 million to $999 million; 0.80% for assets from $1 billion to $2.99 billion; 0.775% for assets from $3 billion to $4.99 billion; and 0.75% for assets $5 billion and higher.

ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from fund assets)	Small Cap Value Fund		
	CLASS A	CLASS B	CLASS C
Management Fees[2]	0.83%	0.83%	0.83%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%
Other Expenses[3]	0.63%	0.63%	0.63%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.46%	2.21%	2.21%
Fee Waivers	0.02%	0.02%	0.02%
NET EXPENSES[4]	1.44%	2.19%	2.19%

[3] Other expenses may include expenses payable to affiliates of Wells Fargo & Company. Other expenses for the C&B Mid Cap Value Fund, Common Stock Fund and Small Cap Value Fund are based on estimated amounts for the current fiscal year. Other expenses for the C&B Mid Cap Value Fund include various Fund start-up expenses, which will only be incurred in the first year of the Fund's operation. Without including these first year expenses, the Gross Operating Expense ratio for the Class A, Class B and Class C shares of the C&B Mid Cap Value Fund would be 1.38%, 2.13% and 2.13%, respectively.

[4] For all the Funds, except the C&B Mid Cap Value Fund, the adviser has committed through April 30, 2007, to waive fees and/or reimburse expenses to the extent necessary to maintain each Fund's net operating expense ratio shown. For the C&B Mid Cap Value Fund, the adviser has committed through February 28, 2007, to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expense ratio shown. After this time, the net operating expense ratio may be increased only with the approval of the Board of Trustees.

100. The table setting forth "Shareholder Fees" and "Annual Fund Operating Expenses" is false and misleading because it fails to state that portions of the "Annual Fund Operating Expenses" are in fact paid as kickbacks to selling agents as described in this complaint and because it implies that the only compensation to selling agents paid by shareholders' fees are the "sales charges."

101. The prospectus next discusses "Organization and Management of the Funds." This section is identical to the quoted portions of the February 1, 2005 stock fund prospectus except that the dollar amounts of assets under management are updated and is false and misleading for the same reasons discussed above for this section of the prospectus.

102. Next, the Prospectus discusses the Distribution Plan, in identical language set forth in the prior prospectuses and is false and misleading for the same reasons discussed above for this section of the prospectus.

103. Finally, the Prospectus discusses "additional payments" with a slightly longer passage than the February 1, 2004 prospectus, as follows:

> In addition to payments received from the Funds for distribution and shareholder servicing, the Adviser, the Funds' distributor or their affiliates, may pay out of their own assets, and at no cost to the Funds, significant amounts to selling or shareholder servicing agents in connection with the sale and distribution of shares of the Funds or for

> services to the Funds and their shareholders.
>
> In return for these payments, the Funds may receive certain marketing or servicing advantages including, without limitation, inclusion of the Funds on a selling agent's "preferred list"; providing "shelf space" for the placement of the funds on a list of mutual funds offered as investment options to its clients; granting access to a selling agent's registered representatives; providing assistance in training and educating the selling agent's registered representatives and furnishing marketing support and other related services. Additionally, the Funds and their shareholders may receive certain services including, but not limited to, establishing and maintaining accounts and records; answering inquiries regarding purchases, exchanges and redemptions; processing and verifying purchase, redemption and exchange transactions; furnishing account statements and confirmations of transactions; processing and mailing monthly statements, prospectuses, shareholder reports and other SEC-required communications, and providing services that might typically be provided by a Fund's transfer agent (e.g., the maintenance of omnibus or omnibus-like accounts, the use of the National Securities Clearing Corporation for the transmission of transaction information and the transmission of shareholder mailings).
>
> Payments made by the Funds' Adviser, distributor or their affiliates, for the advantages and services described above, may be fixed dollar amounts, may be based on a percentage of sales and/or assets under management or a combination of the above, and may be up-front or ongoing payments or both. Such payments may be based on the number of customer accounts maintained by the selling or shareholder servicing agent, or based on a percentage of the value of shares sold to, or held by, customers of the selling or shareholder servicing agent, and may differ among selling and shareholder servicing agents.
>
> In addition, representatives of the Funds' distributor visit selling agents on a regular basis to educate their registered representatives and to encourage the sale of Fund shares. The costs associated with such visits and any arrangement, such as sponsoring various contests and promotions to encourage the sale of Fund shares, may be paid for by the Adviser, the Funds' distributor or its affiliates, subject to applicable NASD regulations.

This additional disclosure is false and misleading in the nearly all the same respects as the shorter disclosures used between February 1, 2002 and April 10, 2005. First, the language was not placed anywhere near the applicable text regarding strategies, shareholder fees, or organization and management of the funds. Instead, it appeared on a page near the end of the prospectus, without any heading, in a section entitled "How to Open an Account." The placement of the text seems deliberately designed to hide it from investors who might be looking for it. Second, the statement that selling agents "may" receive additional fees is materially misleading because in fact there already were set agreements to pay such fees, in specific amounts to specific firms. Third, the statement does not disclose the amount of the additional fees, nor the fact that the "additional fees" were *greater than* the amount of fees for disclosed purposes such as shareholder servicing and 12b-1 fees., as set forth *infra*. Fourth, the statement does not disclose that the source of the "additional payments" were fees charged to the investors by the funds, and then sent by the funds to the Investment Advisers and Distributors, or that the Investment Advisor's only source of income was fees earned from the funds. Instead it states falsely that the provision of these payments are at "no cost to the Funds." Fifth, the statement does not disclose to whom the additional payments were being made, which made it impossible for investors to determine if the selling agents with whom they were dealing had a conflict of interest or were potentially biased.

April 11, 2005 Equity Gateway Funds Prospectus

104. The April 11, 2005 prospectus for the Wells Fargo Advantage C&B Large Cap Value Fund, Diversified Equity Fund, Equity Income Fund, Equity Value Fund, Growth Equity Fund, Large Cap Appreciation Fund, Large Company Growth Fund, Small Company Growth Fund, and Small Company Value Fund -- share classes A, B and C-- is substantially identical to the other prospectuses and is false and misleading for the same reasons. It provides in relevant part as follows:

105. First, the prospectus discusses the funds' "Fund—Objective— Principal Strategies." The discussion of the Large Company Growth Fund and Diversified Equity Fund are as follows.

> Diversified Equity Fund. Seeks long-term capital appreciation with moderate annual return volatility. The Fund is a gateway fund that invests in five different equity investment styles—large cap blend, large cap value, large cap growth, small cap, and international--to minimize the volatility and risk of investing in a single equity investment style. We currently invest in 14 master portfolios.

* * *

> Large Company Growth Fund. Seeks long-term capital appreciation. The Fund is a gateway fund that invests in the common stocks of large U.S. companies that we believe have superior growth potential. We invest principally in securities of companies with market capitalizations of $3 billion or more.

106. This discussion of the funds' objectives and principal strategies is false and misleading in that it does not disclose that an additional objective to increase investments in the fund by use of a strategy of paying revenue-sharing kickbacks of fund assets to selling agents to incentivize new investments.

107. Next, the prospectus discusses "Shareholder Fees" and "Annual Fund Operating Expenses" as set forth in the table on the following page:

[remainder of page left intentionally blank]

Equity Gateway Funds

These tables are intended to help you understand the various costs and expenses you will pay as a shareholder in a Fund. These tables do not reflect charges that may be imposed in connection with an account through which you hold Fund shares. A broker-dealer or financial institution maintaining the account through which you hold Fund shares may charge separate account, service or transaction fees on the purchase or sale of Fund shares that would be in addition to the fees and expenses shown here.

SHAREHOLDER FEES (fees paid directly from your investment)	All Funds		
	CLASS A	CLASS B	CLASS C
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum deferred sales charge (load) (as a percentage of the *Net Asset Value* ("*NAV*") at purchase)	None[1]	5.00%	1.00%

ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from fund assets)[2]	C&B Large Cap Value Fund			Diversified Equity Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
Management Fees[3]	0.75%	0.75%	0.75%	0.83%	0.83%	0.83%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses[4]	0.85%	0.85%	0.85%	0.54%	0.54%	0.54%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.60%	2.35%	2.35%	1.37%	2.12%	2.12%
Fee Waivers	0.40%	0.40%	0.40%	0.12%	0.12%	0.12%
NET EXPENSES[5]	1.20%	1.95%	1.95%	1.25%	2.00%	2.00%

	Large Cap Appreciation Fund			Large Company Growth Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
Management Fees[3]	0.70%	0.70%	0.70%	0.67%	0.67%	0.67%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses[4]	0.72%	0.71%	0.71%	0.61%	0.61%	0.61%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.42%	2.16%	2.16%	1.28%	2.03%	2.03%
Fee Waivers	0.17%	0.16%	0.16%	0.08%	0.08%	0.08%
NET EXPENSES[5]	1.25%	2.00%	2.00%	1.20%	1.95%	1.95%

[1] Class A shares that are purchased at *NAV* in amounts of $1,000,000 or more may be assessed a 1.00% CDSC if they are redeemed within one year from the date of purchase. See "A Choice of Share Classes" for further information. All other Class A shares will not have a CDSC.
[2] Expenses for *gateway funds* include expenses allocated from the master portfolio(s) in which each such Fund invests.
[3] The Funds' investment adviser has implemented breakpoint schedules for the management fees of the master portfolios in which the Funds invest. The management fees charged to the master portfolios will decline as a master portfolio's assets grow and will continue to be based on a percentage of the master portfolio's average daily net assets. Each Fund, except for the Diversified Equity Fund and Growth Equity Fund, invests substantially all of its assets in one master portfolio. The breakpoint schedule for the C&B Large Cap Value, Equity Income, Equity Value, and Large Company Growth Funds is as follows: 0.75% for assets from $0 to $499 million; 0.70% for assets from $500 million to $999 million; 0.65% for assets from $1 billion to $2.99 billion; 0.625% for assets from $3 billion to $4.99 billion; and 0.60% for assets $5 billion and higher. The breakpoint schedule for the Large Cap Appreciation Fund is as follows: 0.70% for assets from $0 to $999 million; 0.65% for assets from $1 billion to $2.99 billion; 0.625% for assets from $3 billion to $4.99 billion; and 0.60% for assets $5 billion and higher. Management fees for the Diversified Equity and Growth Equity Funds are based on a blended rate of the advisory fees charged to the master portfolios in which the Funds invest.

	Equity Income Fund			Equity Value Fund			Growth Equity Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
	0.69%	0.69%	0.69%	0.75%	0.75%	0.75%	1.00%	1.00%	1.00%
	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
	0.49%	0.49%	0.49%	10.15%	9.70%	9.61%	0.60%	0.59%	0.59%
	1.18%	1.93%	1.93%	10.90%	11.20%	11.11%	1.60%	2.34%	2.34%
	0.08%	0.08%	0.08%	9.65%	9.20%	9.11%	0.10%	0.09%	0.09%
	1.10%	1.85%	1.85%	1.25%	2.00%	2.00%	1.50%	2.25%	2.25%

[4] Other expenses may include expenses payable to affiliates of Wells Fargo & Company. Other expenses for the C&B Large Cap Value Fund are based on estimates for the current fiscal year and include various Fund start-up expenses which will only be incurred in the first year of the Fund's operation. Without including these first year expenses, the Gross Operating Expense Ratios for the Class A, Class B and Class C shares of the C&B Large Cap Value Fund are 1.52%, 2.27% and 2.27%, respectively.

[5] For the Diversified Equity Fund, Equity Value Fund, Growth Equity Fund and Large Cap Appreciation Fund, the adviser has committed through January 31, 2006 to waive fees and/or reimburse expenses to the extent necessary to maintain each Fund's net operating expense ratio shown. The adviser has committed through April 30, 2007 to waive fees and/or reimburse expenses to the extent necessary to maintain the net operating expense ratio shown for the Large Company Growth Fund and the Equity Income Fund. The adviser has committed through February 28, 2007 to waive fees and/or reimburse expenses to the extent necessary to maintain the net operating expense ratio shown for the C&B Large Cap Value Fund.

Equity Gateway Funds — Summary of Expenses

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)[1]

	Small Company Growth Fund			Small Company Value Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
Management Fees[2]	0.90%	0.90%	0.90%	0.90%	0.90%	0.90%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses[3]	0.65%	0.64%	0.62%	0.68%	0.71%	0.70%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.55%	2.29%	2.27%	1.58%	2.36%	2.35%
Fee Waivers	0.10%	0.09%	0.07%	0.13%	0.10%	0.15%
NET EXPENSES[4]	1.45%	2.20%	2.20%	1.45%	2.20%	2.20%

[1] Expenses for *gateway funds* include expenses allocated from the master portfolio(s) in which each such Fund invests.

[2] The Funds' investment adviser has implemented a breakpoint schedule for the management fees of the master portfolios in which the Funds invest. The management fees charged to the master portfolios will decline as a master portfolio's assets grow and will continue to be based on a percentage of the master portfolio's average daily net assets. The breakpoint schedule for the Small Company Growth and Small Company Value Funds is as follows: 0.90% for assets from $0 to $499 million; 0.85% for assets from $500 million to $999 million; 0.80% for assets from $1 billion to $2.99 billion; 0.775% for assets from $3 billion to $4.99 billion; and 0.75% for assets $5 billion and higher.

[3] Other expenses may include expenses payable to affiliates of Wells Fargo & Company.

[4] The adviser has committed through January 31, 2006 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expense ratio shown. After this time, the net operating expense ratio may be increased only with the approval of the Board of Trustees.

108. The table setting forth "Shareholder Fees" and "Annual Fund Operating Expenses" is false and misleading because it fails to state that portions of the "Annual Fund Operating Expenses" are in fact paid as kickbacks to selling agents as described in this complaint and because it implies that the only compensation to selling agents paid by shareholders' fees are the "sales charges."

109. The prospectus next discusses "Organization and Management of the Funds." This section is identical to the April 11, 2005 Small and Mid Cap Stock Funds prospectus and is false and misleading for the same reasons discussed above for this section of the prospectus.

110. Next, the Prospectus discusses the Distribution Plan, in identical language set forth in the prior prospectuses and is false and misleading for the same reasons set above for this section of the prospectus.

111. Finally, the Prospectus discusses "additional payments" in language identical to the April 11, 2005 Small and Mid Cap Stock Funds prospectus and is false and misleading for the same reasons set above for this section of the prospectus.

April 11, 2005 International Stock Funds Prospectus

112. The April 11, 2005 prospectus for the Wells Fargo Advantage Emerging Markets Focus Fund, International Core Fund, International Equity Fund, and International Value Fund -- share classes A, B and C-- is substantially identical to the other prospectuses and is false and misleading for the same reasons. It provides in relevant part as follows:

113. First, the prospectus discusses the funds' "Fund—Objective— Principal Strategies." The discussion of the Emerging Market Focus Fund is the same as in the February 1, 2005 prospectus and is false and misleading for the same reasons discussed above for this section of the prospectus.

114. Next, the prospectus discusses "Shareholder Fees" and "Annual Fund Operating Expenses" as set forth in the table on the following page:

[remainder of page left intentionally blank]

These tables are intended to help you understand the various costs and expenses you will pay as a shareholder in a Fund. These tables do not reflect the charges that may be imposed in connection with an account through which you hold Fund shares. A broker-dealer or financial institution maintaining the account through which you hold Fund shares may charge separate account, service or transaction fees on the purchase or sale of Fund shares that would be in addition to the fees and expenses shown here.

SHAREHOLDER FEES (fees paid directly from your investments)

	All Funds		
	CLASS A	CLASS B	CLASS C
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum deferred sales charge (load) (as a percentage of the *Net Asset Value* ("*NAV*") at purchase)	None[2]	5.00%	1.00%
Redemption Fee[1]	2.00%	2.00%	2.00%

ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from fund assets)

	Emerging Markets Focus Fund			International Core Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
Management Fees[3]	1.10%	1.10%	1.10%	0.95%	0.95%	0.95%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses[4]	0.91%	0.92%	0.92%	6.82%	6.82%	6.82%
TOTAL ANNUAL FUND OPERATING EXPENSES[5]	2.01%	2.77%	2.77%	7.77%	8.52%	8.52%
Fee Waivers	0.11%	0.12%	0.12%	6.27%	6.27%	6.27%
NET EXPENSES[5]	1.90%	2.65%	2.65%	1.50%	2.25%	2.25%

	International Equity Fund			International Value Fund[6,7]		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
Management Fees[3]	0.95%	0.95%	0.95%	0.95%	0.95%	0.95%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
Other Expenses[4]	0.76%	0.76%	0.75%	0.80%	0.74%	0.74%
TOTAL ANNUAL FUND OPERATING EXPENSES[5]	1.71%	2.46%	2.45%	1.75%	2.44%	2.44%
Fee Waivers	0.21%	0.21%	0.20%	0.25%	0.19%	0.19%
NET EXPENSES[5]	1.50%	2.25%	2.25%	1.50%	2.25%	2.25%

[1] Deducted from the net proceeds of shares redeemed or exchanged within 30 days after purchase. This fee is retained by the Fund. Please see "Redemption Fees" on page 57 for further information.

[2] Class A shares that are purchased at *NAV* in amounts of $1,000,000 or more may be assessed a 1.00% CDSC if they are redeemed within one year from the date of purchase. See "A Choice of Share Classes" for further information.

[3] The Funds' investment adviser has implemented a breakpoint schedule for each Fund's management fees, except the International Value Fund's, and the master portfolio in which the International Value Fund invests. The management fees charged to the Funds/ master portfolio's will decline as a Fund's/master portfolio's assets grow and will continue to be based on a percentage of the Fund's/ master portfolio's average daily net assets. The breakpoint schedule for the Emerging Markets Focus Fund is as follows: 1.10% for assets from $0 to $499 million; 1.05% for assets from $500 million to $999 million; 1.00% for assets from $1 billion to $2.99 billion; 0.975% for assets from $3 billion to $4.99 billion; and 0.95% for assets $5 billion and higher. The breakpoint schedule for the International Core Fund, International Equity Fund and master portfolio in which the International Value Fund invests substantially all its assets is as follows: 0.95% for assets from $0 to $499 million; 0.90% for assets from $500 million to $999 million; 0.85% for assets from $1 billion to $2.99 billion; 0.825% for assets from $3 billion to $4.99 billion; and 0.80% for assets $5 billion and higher.

[4] Other expenses may include expenses payable to affiliates of Wells Fargo & Company. Other expenses for the International Core Fund and the Class B and Class C shares of the International Value Fund are based on estimates for the current fiscal year.

[5] For the Emerging Markets Focus Fund and International Equity Fund, the adviser has committed through January 31, 2006, to waive fees and/or reimburse expenses to the extent necessary to maintain each Fund's net operating expense ratio shown. For the International Core Fund and International Value Fund, the adviser has committed through April 30, 2007, to waive fees and/or reimburse expenses to the extent necessary to maintain each Fund's net operating expense ratio shown. After this time, the net operating expense ratio may be increased only with the approval of the Board of Trustees.

[6] Expenses for the International Value Fund include expenses allocated from the master portfolio in which the Fund invests.

[7] The Fund, with eleven months of operating history, has nominal assets due to it being distributed on a very limited basis (only to the following individuals who are residents of the state of California: current employees, directors, trustees and officers of *Wells Fargo Advantage Funds*, and Wells Fargo & Company; and the family members of same). Due to the expected expansion of the distribution of the Fund during its second year of operations, the Fund's Adviser has determined to treat the Fund as a New Fund and has made certain assumptions as to its anticipated asset size in calculating the annual fund operating expenses referenced above. If such assumptions were not made, the annual fund operating expenses would be as follows:

EXAMPLE OF EXPENSES

These examples are intended to help you compare the cost of investing in a Fund with the cost of investing in other mutual funds. The examples assume a fixed rate of return, the reinvestment of all dividends, and that fund operating expenses remain the same. The fee waivers shown in the table of Annual Fund Operating Expenses are not reflected in the 3, 5 and 10 year examples. Your actual costs may be higher or lower than those shown.

You would pay the following expenses on a $10,000 investment assuming a 5% annual return and that you redeem your shares at the end of each period.

	Emerging Markets Focus Fund			International Core Fund		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
1 YEAR	$ 957	$ 968	$ 568	$ 919	$ 928	$ 528
3 YEARS	$1,159	$1,148	$ 848	$2,193	$2,218	$1,918
5 YEARS	$1,586	$1,654	$1,454	$3,587	$3,691	$3,491
10 YEARS	$2,770	$2,824	$3,091	$6,747	$6,808	$6,963
	International Equity Fund			**International Value Fund[1]**		
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
1 YEAR	$ 919	$ 928	$ 528	$ 919	$ 728	$ 528
3 YEARS	$1,064	$1,047	$ 744	$1,071	$1,042	$ 742
5 YEARS	$1,431	$1,492	$1,288	$1,447	$ —	$ —
10 YEARS	$2,462	$2,508	$2,771	$2,499	$ —	$ —

FMG 013298

115. The table setting forth "Shareholder Fees" and "Annual Fund Operating Expenses" is false and misleading because it fails to state that portions of the "Annual Fund Operating Expenses" are in fact paid as kickbacks to selling agents as described in this complaint and because it implies that the only compensation to selling agents paid by shareholders' fees are the "sales charges."

116. The prospectus next discusses "Organization and Management of the Funds." This section is identical to the April 11, 2005 Small and Mid Cap Stock Funds prospectus and is false and misleading for the same reasons discussed above for this section of the prospectus.

117. Next, the Prospectus discusses the Distribution Plan, in identical language set forth in the prior prospectuses and is false and misleading for the same reasons discussed above for this section of the prospectus.

118. Finally, the Prospectus discusses "additional payments" in language identical to the April 11, 2005 Small and Mid Cap Stock Funds prospectus and is false and misleading for the same reasons discussed above for this section of the prospectus.

The Statements Of Additional Information Were Materially Misleading

119. Each Prospectus for each Wells Fargo Fund makes reference to the Statement of Additional Information with the following (or substantially the following) language:

> YOU MAY WISH TO REVIEW THE FOLLOWING DOCUMENTS:
>
> STATEMENT OF ADDITIONAL INFORMATION supplements the disclosures made by this Prospectus. The Statement of Additional Information has been filed with the SEC and incorporated by reference into this Prospectus and is legally part of this Prospectus.

120. The Statement of Additional Information for each of the funds was misleading in the same fashion. For example, the Statement of Additional Information for the Disciplined Growth Fund, Diversified Equity Fund, Diversified Small Cap Fund, Equity Income Fund, Equity Index Fund, Equity Value Fund, Growth Fund, Growth Equity Fund, Index Fund, International Equity Fund, International Fund, Large Company Growth Fund, Small Cap Growth Fund, Small Cap Opportunities Fund, Small Cap Value Fund, Small Company Growth Fund,

share classes A, B, C, O and Institutional, dated February 1, 2000, provides in relevant part as follows.

121. First, the Statement of Additional Information states the following regarding the duties of the investment advisor:

> Investment Advisor. Subject to the general supervision of the Board, Wells Fargo Bank provides investment advisory services to the Funds. As investment advisor, Wells Fargo Bank furnishes investment guidance and policy direction in connection with the daily portfolio management of the Funds. Wells Fargo Bank furnishes to the Trust's Board of Trustees periodic reports on the investment strategies and performance of each Fund.
>
> The Funds operate under three types of advisory arrangements: (i) stand- alone Funds with an investment advisor and sub-advisor; (ii) gateway feeder Funds that invest in a single corresponding core portfolio of Wells Fargo Core Trust ("Core Trust") and have "dormant" advisory arrangements at the gateway level; and (iii) gateway blended Funds that invest in two or more core portfolios and have both active and dormant advisory arrangements at the gateway level.

This statement is false and misleading in at least the following respects, as further described in this Complaint: ((1) the Board did not supervise the Investment Advisor, and (2) the Investment Advisor did not report to the Board on the existence or scope of the revenue sharing arrangements.

122. Next the Statement of Additional Information discusses the compensation of the Investment Advisor. This information is provided on the following page.

[Remainder of Page left intentionally blank]

As compensation for its advisory [illegible]es for the following stand-alone Funds, Wells Fargo Bank is entitled to [illegible]ve a monthly fee at the annual rates indicated b[illegible]et assets:

Stand-Alone Funds	Annual Rate (as a percentage of net assets)
Equity Index	0.25%
Equity Value	0.75%
Growth	0.75%
International Equity	1.00%
Small Cap Growth	0.90%
Small Cap Opportunities	0.90%

As described in the second category above, the gateway feeder Funds (the "Gateway Funds") each invest 100% of their assets in a single respective core portfolio of Core Trust. Because the Gateway Funds invest all of their assets in a single portfolio, no investment advisory

<PAGE>

services are currently provided at the gateway feeder Fund level. However, in order to preserve flexibility to allow the Gateway Funds to either invest in more than one core portfolio of Core Trust or to convert to a stand-alone Fund with a direct advisory relationship, the following Funds have a "dormant" advisory arrangement with Wells Fargo Bank. Under the dormant advisory arrangement, Wells Fargo Bank will receive no advisory fees as long as the Gateway Fund invest all (or substantially all) of its assets in one core portfolio of Core Trust. In the event that the Gateway Fund converts into a gateway blended Fund as described above, Wells Fargo Bank as advisor would be entitled to receive a fee of 0.25% for asset allocation services. The dormant advisory rate listed below mirrors the advisory fee charged by Wells Fargo Bank to the Core Trust portfolio in which the Gateway Fund invests.

<TABLE>
<CAPTION>

Gateway Feeder Fund	Active Advisory Fees	Dormant Asset Allocation Fees/*/	Pass-through Advisory Fees/**/
<S>	<C>	<C>	<C>
Disciplined Growth	0.00%	0.25%	0.75%
Equity Income	0.00%	0.25%	0.75%
Index	0.00%	0.25%	0.15%
International	0.00%	0.25%	1.00%
Large Company Growth	0.00%	0.25%	0.75%
Small Cap Value	0.00%	0.25%	0.90%
Small Company Growth	0.00%	0.25%	0.90%

</TABLE>

/*/ Represents the proposed advisory fee payable to Wells Fargo Bank as Advisor if the Fund converts into a gateway blended Fund.

/**/ Represents the advisory fee payable to Wells Fargo Bank as advisor to the portfolio(s) of Core Trust in which the Fund invests. This would be the proposed advisory fee payable to Wells Fargo Bank as advisor if the Fund converts into a stand-alone Fund.

As described in the third category above, the following gateway blended Funds invest their respective assets in two or more Funds of Core Trust. For these Funds, Wells Fargo Bank determines the core portfolios of Core Trust in which each gateway blended Fund invests and the percentage allocation that each gateway blended Fund would make to each core portfolio. For these asset allocation services, Wells Fargo Bank is entitled to receive a fee as indicated in the chart below. The gateway blended Funds also have the dormant advisory arrangements described above with respect to the gateway feeder Funds.

<PAGE>

<TABLE>
<CAPTION>

Gateway Blended Funds	Advisory Fees (Maximum Asset Allocation Fees)	Core Level Dormant Advisory Fees*
<S>	<C>	<C>
Diversified Equity	0.25%	0.72%
Diversified Small Cap	0.25%	0.87%
Growth Equity	0.25%	0.97%

</TABLE>

* Because the gateway blended Funds invest in two or more Core Trust portfolios with varying advisory fees, the dormant advisory fees are based on a formula that reflects a blended fee rate.

As discussed in the "Historical Fund Information" section, the Funds were created as part of the reorganization of the Stagecoach and Norwest Funds. Therefore, the information shown below concerning the dollar amount of advisory (and other) fees paid shows the dollar amount of fees paid to either Wells Fargo Bank or NIM by the predecessor portfolio that is considered the surviving entity for accounting purposes.

FORMER STAGECOACH FUNDS

For the periods indicated below, the following Funds paid to Wells Fargo Bank the following advisory fees and Wells Fargo Bank waived the indicated amounts:

<TABLE>
<CAPTION>

	Year-Ended 9/30/99	
Fund	Fees Paid	Fees Waived
<S>	<C>	<C>
Equity Index	$1,647,315	$1,035,373

Equity Value	$1,[illegible]3	$1,320,099
Growth	$1,[illegible]6	$1,841,878
International Equity	[illegible]	$ 463,889
Small Cap Growth	[illegible]	[illegible]

</TABLE>

<TABLE>
<CAPTION>

Fund	Six-Month Period-Ended 9/30/98 Fees Paid	Fees Waived	Year-Ended 3/31/98 Fees Paid	Fees Waived	Six-Month Period-Ended 3/31/97 Fees Paid	Fees Waived
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Equity Index	$572,998	$158,503	$ 1,638,127	$ 288,393	$ 933,498*	$ 0*
Equity Value	$843,996	$ 0	$ 1,286,783	$ 95,512	$ 557,096	$ 0
Growth	$969,698	$ 0	$ 1,753,825	$ 44,284	$ 782,529	$ 0
International Equity**	$238,297	$ 83,843	$ 145,743	$ 111,696	N/A	N/A
Small Cap Growth	$288,703	$ 10,004	$ 169,949***	$ 227,120***	$ 89,707***	$ 0***

</TABLE>

<PAGE>

* For the period between April 29, 1996 and December 15, 1997, amounts represent advisory fees paid by the Master Portfolio on behalf of the Fund as described below.

** These amounts indicate fees paid since September 24, 1997, the commencement date.

*** These amounts reflect fees allocated from the Master Portfolio for the Fund as described below.

This information is false and misleading because the fees paid did not in fact go for advisory services, but instead a portion were used to pay revenue sharing kickbacks.

123. Next, the Statement of Additional Information discusses the Investment Sub-Advisors. It states that "As compensation for sub-advisory services ... [the Sub-Advisors] entitled to receive the following fees" and then lists a fee table. This information is false and misleading because a portion of the fee paid was not for sub-advisory services but was redistributed to selling agents, including Wells Fargo Investments and H.D. Vest, as revenue sharing kickbacks.

124. Next, the Statement of Additional Information discusses the Administrator. It provides as follows:

> Administrator. The Trust has retained Wells Fargo Bank as Administrator on behalf of each Fund. Under the Administration Agreement between Wells Fargo Bank and the Trust, Wells Fargo Bank shall provide as administration services, among other things: (i) general supervision of the Funds' operations, including coordination of the services performed by each Fund's investment advisor, transfer agent, custodian, shareholder servicing agent(s), independent auditors and legal counsel, regulatory compliance, including the compilation of information for documents such as reports to, and filings with, the SEC and state securities commissions; and preparation of proxy statements and shareholder reports for each Fund; and (ii) general supervision relative to the compilation of data required for the preparation of periodic reports distributed to the Trust's officers and Board of Trustees. Wells Fargo Bank also furnishes office space and certain facilities required for conducting the Funds' business together with ordinary clerical and bookkeeping services. The Administrator is entitled to receive a fee of up to 0.15% of each Fund's average daily net assets on an annual basis.

This information is false and misleading because a portion of the fee paid was not for the administrative services provided but instead but was redistributed to selling agents as revenue sharing kickbacks.

125. Next, the Statement of Additional Information discusses the Distributor. It provides as follows:

> Distributor. Stephens Inc. ("Stephens," the "Distributor"), located at 111 Center Street, Little Rock, Arkansas 72201, serves as Distributor for the Funds. The Funds have adopted a distribution plan (a "Plan") under Section 12(b) of the 1940 Act and Rule 12b-1 thereunder (the "Rule") for their Class B and Class C shares. The Plan was adopted by the Trust's Board of Trustees, including a majority of the Trustees who were not "interested persons" (as defined in the 1940 Act) of the Funds and who had no direct or indirect financial interest in the operation of the Plan or in any agreement related to the Plan (the "Non-Interested Trustees").

> Under the Plan and pursuant to the related Distribution Agreement, the Class B and Class C shares of the Funds pay Stephens up to 0.75% of the average daily net assets attributable to each Class as compensation for distribution- related services or as reimbursement for distribution-related expenses.
>
> The actual fee payable to the Distributor by the above-indicated Funds and Classes is determined, within such limits, from time to time by mutual agreement between the Trust and the Distributor and will not exceed the maximum sales charges payable by mutual funds sold by members of the National Association of Securities Dealers, Inc. ("NASD") under the Conduct Rules of the NASD. The Distributor may enter into selling agreements with one or more selling agents (which may include Wells Fargo Bank and its affiliates) under which such agents may receive compensation for distribution-related services from the Distributor, including, but not limited to, commissions or other payments to such agents based on the average daily net assets of Fund shares attributable to their customers. The Distributor may retain any portion of the total distribution fee payable thereunder to compensate it for distribution-related services provided by it or to reimburse it for other distribution-related expenses.

This information is false and misleading because according to the deposition testimony in this matter of Stephen, Inc. corporate representative Richard Blank because: (1) in fact, the revenue sharing payments were being made for purposes subject to rule 12b-1 purposes but without complying with the 12b-1 plan, (2) the revenue sharing payments were made for all shares, not just class B and class C shares, (3) some if not all of the monies paid under the 12b-1 plan did not in fact go to the Distributor, but instead was redirected to selling agents either in the form of direct payments or in the form of reimbursements for meals, entertainment and travel expenses, (4) the Distributor sold all the rights to the 12b-1 fees to a third party, so that it could finance up-front payments to the selling agents of anticipated future 12b-1 fees, (5) the Distributor already had entered into selling agreements with selling agents by which 12b-1 fees were to be redirected to selling agents at the time of this disclosure, (6) the Distributor used other monies it earned as recordkeeper for the funds to finance marketing activities that were supposed to be paid by the 12b-1 fees, because the Distributor had assigned its right to the 12b-1 fees to a third party so that it could make the up-front payments to selling agents.

126. Next, the Statement of Additional Information discusses the rule 12b-1 plan as follows:

> General. The Plan will continue in effect from year to year if such continuance is approved by a majority vote of both the Trustees of the Trust and the Non-Interested Trustees. Any Distribution Agreement related to the Plan also must be approved by such vote of the Trustees and the Non-Interested Trustees. Such Agreement will

> terminate automatically if assigned, and may be terminated at any time, without payment of any penalty, by a vote of a majority of the outstanding voting securities of the relevant class of the Fund or by vote of a majority of the Non-Interested Trustees on not more than 60 days' written notice. The Plan may not be amended to increase materially the amounts payable thereunder without the approval of a majority of the outstanding voting securities of the Fund, and no material amendment to the Plan may be made except by a majority of both the Trustees of the Trust and the Non-Interested Trustees.
>
> The Plan requires that the Treasurer of Trust shall provide to the Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended (and purposes therefor) under the Plan. The Rule also requires that the selection and nomination of Trustees who are not "interested persons" of the Trust be made by such disinterested Trustees.
>
> Wells Fargo Bank, an interested person (as that term is defined in Section 2(a)(19) of the 1940 Act) of the Trust, acts as a selling agent for the Funds' shares pursuant to selling agreements with Stephens authorized under the Plan. As a selling agent, Wells Fargo Bank has an indirect financial interest in the operation of the Plan. The Board of Trustees has concluded that the Plan is reasonably likely to benefit the Funds and their shareholders because the Plan authorizes the relationships with selling agents, including Wells Fargo Bank, that have previously developed distribution channels and relationships with the retail customers that the Funds are designed to serve. These relationships and distribution channels are believed by the Board to provide potential for increased Fund assets and ultimately corresponding economic efficiencies (i.e., lower per-share transaction costs and fixed expenses) that are generated by increased assets under management.

These statements are false and misleading in that (1) the revenue sharing kickbacks, though subject to rule 12b-1, were not approved in the method stated, (2) the statements falsely imply that there were no payments from the funds for purposes subject to rule 12b-1 other than the payments pursuant to the 12b-1 plan, (3) the revenue sharing payments did not benefit the Funds and their shareholders but rather decreased the value of investors' assets for the benefit of Defendants, (4) no economic efficiencies that benefited investors were derived from the revenue sharing arrangements.

127. Next, the Statement of Additional Information discusses the Shareholder Servicing Plan and Shareholder Servicing Agents. It states:

> Shareholder Servicing Agent. The Funds have approved a Servicing Plan and have entered into related Shareholder Servicing Agreements with financial institutions, including Wells Fargo Bank. Under the agreements, Shareholder Servicing Agents (including Wells Fargo Bank) agree to perform, as agents for their customers, administrative services, with respect to Fund shares, which include aggregating and transmitting shareholder orders for purchases, exchanges and redemptions; maintaining shareholder accounts and records; and providing such other related services as the Trust or a shareholder may reasonably request. For providing shareholder services, a Servicing Agent is entitled to a fee from the applicable Fund

as indicated below on an annualized basis, of the average daily net assets of the class of shares owned of record or beneficially by the customers of the Servicing Agent during the period for which payment is being made. The amounts payable under the Shareholder Servicing Plan and Agreements are shown below. The Servicing Plan and related Shareholder Servicing Agreements were approved by the Trust's Board of Trustees and provide that a Fund shall not be obligated to make any payments under such Plan or related Agreements that exceed the maximum amounts payable under the Conduct Rules of the NASD.

Fund	Fee
Diversified Equity	
Class A	0.25%
Class B	0.25%
Class C	0.25%
Institutional Class	N/A
Large Company Growth	
Class A	0.25%
Class B	0.25%
Class C	0.25%
Institutional Class	N/A
Small Cap Growth	
Class A	0.25%
Class B	0.25%
Class C	0.25%
Institutional Class	0.10%

General. The Servicing Plan will continue in effect from year to year if such continuance is approved by a majority vote of the Trustees of the Trust, and the Non-Interested Trustees. Any form of Servicing Agreement related to the Servicing Plan also must be approved by such vote of the Trustees and the Non- Interested Trustees. Servicing Agreements may be terminated at any time, without payment of any penalty, by a vote of a majority of the Board of Trustees, including a majority of the Non-Interested Trustees. No material amendment to the Servicing Plan or related Servicing Agreements may be made except by a majority of both the Trustees of the Trust and the Non-Interested Trustees.

The Servicing Plan requires that the Administrator of the Trust shall provide to the Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended (and purposes therefor) under the Servicing Plan.

This information is false and misleading because (1) Defendants made revenue sharing payments to shareholder servicing agents (aka selling agents) far in excess of the disclosed shareholder servicing fees, (2) Defendants failed to secure the vote of trustees or non-interested trustees to approve such payments, (3) Defendants failed to provide the trustees of written reports of such payments.

128. Finally, the Statement of Additional Information discusses the Custodian, as follows:

> Custodian. Norwest Bank Minnesota, N.A. ("Norwest Bank"), located at Norwest Center, 6th and Marquette, Minneapolis, Minnesota 55479, acts as custodian for each Fund except for the International Equity Fund for which Investors Bank & Trust Company ("IBT"), located at 200 Clarendon Street, Boston, Massachusetts 02116, acts as custodian. The custodian, among other things, maintains a custody account or accounts in the name of each Fund, receives and delivers all assets for each Fund upon purchase and upon sale or maturity, collects and receives all income and other payments and distributions on account of the assets of each Fund and pays all expenses of each Fund. For its services as custodian, Norwest Bank is entitled to receive 0.02% of the average daily net assets of each Fund except the Gateway Funds. The Gateways Funds are not charged a custody fee at the Gateway level, provided that they remain Gateway Funds and Norwest Bank receives custodial fees for the Core Trust Portfolios. With respect to the International Equity Fund, IBT is entitled to receive a domestic custody fee of 0.01% of the average daily net assets of the Fund and transaction fees and basis point fees depending on the county in which the foreign assets are held.

This information is false and misleading because, in fact, a portion of the fees paid to the custodian were not for "services as custodian" but instead were redistributed from the custodian to other Wells Fargo entities that acted as selling agents for the funds, as "profit sharing", a.k.a. revenue sharing kickbacks. The recipients of these monies included Defendant Wells Fargo Investments, H.D. Vest, and First Allied Securities.

All Wells Fargo Funds Prospectuses and Statements Of Additional Information <u>Were Identically False And Misleading</u>

129. Every prospectus for every Wells Fargo Fund issued during the class period contained identical or substantially identical statements in the false and misleading categories of the Prospectus discussed above, namely, the fund's "objective and principal strategies," the "Shareholder Fees," and the "Organization and Management of the Funds." Each of the prospectuses also incorporated by reference a Statements of Additional information, which contained identical or substantially identical statements in the false and misleading categories of the Statement of Additional Information discussed above, namely, Duties of Investment Advisor, Compensation of Investment Advisor, Investment Sub Advisors, Administrator, Distributor, 12b-1 Plan, Shareholder Servicing Plan and Shareholder Servicing Agent, and Custodian. These sections of each prospectus and statement of additional information for each Wells Fargo Fund were false and misleading during the entire class period in the same respects set forth above.

130. Wells Fargo Funds Management LLC corporate representative Karla Rabusch, President of Wells Fargo Funds Management, stated during deposition testimony in this matter that Wells Fargo Funds Management, LLC used a "common template" for *all* prospectuses "in order to be consistent" for any disclosures regarding the revenue sharing practices at issue here – disclosures that are alleged to be inadequate and in violation of the federal securities laws. Rabusch further admitted to the SEC on February 29, 2004, during its investigation of Wells Fargo Funds Management, LLC that there had been only two versions of "disclosures" in the Wells Fargo Funds prospectuses regarding revenue sharing (dated February 1, 2002 and Feburary 1, 2004), and that these were identical for all prospectuses. As stated in her lette response to the SEC:

> [REQUEST BY SEC] *Provide copies of all disclosures to investors relating to revenue esharing or directed brokerage commissions, and identify the relevant portion of each disclosure, the date the disclosure was first published, and any changes made to the relevant portion of the disclosure since January 1, 2001.*
>
> [WELLS FARGO RESPONSE] Starting with prospectuses dated February 1, 2002, the following disclosure regarding revenue sharing was included in the Funds' prospectuses:
>
>> In addition to payments received from the Funds, selling or shareholder servicing agents may receive significant additional payments directly from the Adviser, the Distributor, or their affiliates in connection with the sale of Fund shares.
>
> Starting with prospectuses dated February 1, 2004, the revenue share language described above was revised and now reads as follows:
>
>> In addition to payments received from the Funds, selling or shareholder servicing agents may receive significant additional payments directly from the adviser, the distributor, or their affiliates in connection with the sale of Fund shares. These amounts may be fixed dollar amounts or a percentage of sales or both, and may be up-front or ongoing payments or both. Agents may agree to provide a marketing or servicing advantages to the Funds in return for the payments. Selling or shareholder servicing agents, in turn, may pay some or all of these amounts to their employees who recommend or sell Fund shares or make investment decisions on behalf of clients. Payments made with respect to the Funds may differ from those made with respect to other mutual funds available through the agent and could influence the agent's recommendations or decisions. Prospective investors should consult with their selling or shareholder servicing agent if they wish to request further information regarding these matters.

These statements were false and misleading in all the following respects. First, the language was not placed anywhere near the applicable text regarding strategies, shareholder fees, or organization and management of the funds. Instead, it appeared on a page near the end of the prospectus, without any heading, in a section entitled "How to Open an Account." The placement of the text seems deliberately designed to hide it from investors who might be looking for it. Second, the statement that selling agents "may" receive additional fees is materially misleading because in fact there already were set agreements to pay such fees, in specific amounts to specific firms. These statements left the impression that the payment might or might not materialize when it was, in reality, already a done deal. Third, the statement does not disclose the amount of the additional fees, nor the fact that the "additional fees" were *greater than* the amount of fees for disclosed purposes such as shareholder servicing and 12b-1 fees., as set forth *infra*. Fourth, the statement does not disclose that the source of the "additional payments" were fees charged to the investors by the funds, and then sent by the funds to the Investment Advisers and Distributors, or that the Investment Advisor's only source of income was fees earned from the funds. Instead it states falsely that the provision of these payments are at "no cost to the Funds." Fifth, the statement does not disclose to whom the additional payments were being made, which made it impossible for investors to determine if the selling agents with whom they were dealing had a conflict of interest or were potentially biased. Nor do these statements adequately disclose that the payments were for preferential marketing of the Wells Fargo Funds over other mutual funds and that those payments created inherent conflicts of interests.

The Investment Adviser and Distributor Defendants Knew of The Kickback Scheme

131. According to internal Wells Fargo documents as well as sworn testimony from corporate representatives of Defendant WFFM and Defendant Stephens, Inc, the Defendants had actual knowledge of the kickback scheme at issue here.

132. Specifically, the kickback arrangements entered into by WFFM were negotiated by WFFM President Rabusch or her predecessor Mike Hogan ("Hogan"). These agreements were then memoralized in written form and signed by Rabusch or Hogan and were good for

periods of a year or longer. For example, in the revenue-sharing arrangement between WFFM and A the revenue-sharing kickback arrangement was memoralized in a letter of understanding date signed by Hogan, among other Wells Fargo personnel, that stated that ' REDACTED ' This revenue-sharing kickback arrangement was subsequently re-confirmed in letters of understanding between and WFFM that were signed by Rabusch on or abou REDACTED The greement came only days before Wells Fargo Funds issued updated prospectuses on June 9, 2003, which made no mention of the agreement or any other revenue sharing arrangements.

133. Likewise, in a revenue sharing letter of understanding with the and Wells Fargo, signed by Rabusch, under the subject line "Revenue Share Agreement", it states that ' REDACTED ." In other words, instead of using the Expense Ratio, which is the total amount of fees paid by investors for supposed legitimate services such as portfolio management, Defendant WFFM was REDACTED

134. The kickback arrangements discussed above that misappropriated investors' earnings as kickbacks to REDACTED are just a few of a number of revenue sharing arrangements entered into between Wells Fargo and selling agents. According to internal Wells Fargo documents, Defendants had kickback arrangements with, among others, the following selling agents during the Class Period:

E
[
I
/
N st
(
F

REDACTED

REDACTED

135. The internal Wells Fargo documents reflecting these arrangements also show that revenue-sharing kickbacks were not just limited to improperly used investment adviser fees, but

REDACTED

REDACTED

REDACTED

Wells Fargo

140. Notably, several of the selling agents listed directly above already have been fined and censured by the SEC and/or NASD for the kickback arrangements at issue here. For example, on December 1, 2005, the SEC announced the fine and censure of American Express (now known as Ameriprise) because it "failed to adequately disclose millions of dollars in revenue sharing payments that it received from a select group of mutual fund companies." *See* December 1, 20005 press release, *American Express Financial Advisors (now know as Ameriprise Financial Services, Inc.) to Pay $30 Million to Settle Revenue Sharing Charges* at

http://www.sec.gov/news/press/2005-168.htm. As explained in the SEC's Cease-and-Desist Order brought against American Express:

> **AEFA Did Not Adequately Disclose Its Revenue Sharing Programs To Its Customers**
>
> AEFA did not make adequate disclosures to its brokerage customers relating to its receipt of revenue sharing payments from the inception of the program through approximately August 2004. Instead, AEFA relied on incomplete disclosures in its brokerage application, in some of its brochures and in the prospectuses and Statements of Additional Information ("SAIs") of the mutual fund families that participated in the Preferred Provider and Select Group programs to disclose its revenue sharing practices. Although the mutual fund families' prospectuses and SAIs contained various disclosures concerning payments to broker-dealers distributing their funds, many of these documents did not adequately disclose the source and the amount of the revenue sharing payments to AEFA and the dimensions of the resulting conflicts of interest.
>
> None of the disclosures made by the participating mutual fund families indicated that many of AEFA's financial advisors were given financial incentives of paying reduced or no ticket charges for the sale of Preferred, Strategic, Select and Associate fund families at AEFA or that those financial advisors did not receive similar incentives for the sales of fund families that did not pay revenue sharing.
>
> Moreover, these disclosures did not disclose the conflict of interest created by AEFA's selection of mutual fund families for participation in its distribution system based in part on the financial incentives provided to AEFA, including in some cases, the receipt of payments for distribution of fund shares through "step-outs."

In the Matter of American Express Financial Advisors, Inc. (now known as Ameriprise Financial Advisors, Inc.) Order Instituting Administrative and Cease-and-Desist Proceedings, SEC File No. 3-12115 at 6 available at http://www.sec.gov/litigation/admin/33-8637.pdf

141. Although the SEC did not disclose the names of any of the mutual fund companies involved in paying revenue-sharing kickbacks to American Express, the internal Wells Fargo documents discussed above reveal that Well Fargo was one of the mutual fund companies making such payments to American Express that were the subject of the SEC cease and desist order based, in part, on inadequate disclosures in the prospectuses of the participants –

i.e. Wells Fargo. Additionally, in a parallel action by the New Hampshire Bureau of Securities Regulation ("New Hampshire Bureau") against American Express for the type of kickback payments at issue here, the New Hampshire Bureau identified Wells Fargo as one of the mutual fund companies making the revenue-sharing kickback payments to American Express. *See State of New Hampshire Department of State Bureau of Securities Regulation, Staff Petition for Relief in the Matter of American Express Financial Advisors, Inc. INV04-122* at 5 available at http://www.sos.nh.gov/securities/EnforceOrderINV04-122.pdf

142. Likewise, as stated above, both Wells Fargo Investments and H.D. Vest were fined and censured by the NASD for their receipt of revenue-sharing kickbacks from Defendant WFFM, among others.

143. In order to keep track of the revenue-sharing kickback payments at issue here,

REDACTED

REDACTED

REDACTED

REDACTED

The Amount Of Kickbacks Paid Was Material

REDACTED

REDACTED

153. Had it been disclosed to investors at the time the investments were made that REDACTED heir fees would not be used for the purposes stated disclosed to investors in the Prospectuses or Statements of Additional Information, no reasonable investor would have invested in the Wells Fargo Funds. Had it been disclosed that the amounts of shareholder servicing fees and 12b-1 fees described in the Prospectuses were total amount of payments to selling agents taken out of fees charged by the funds, no reasonable investor would have invested in the Wells Fargo Funds. Indeed, had he or she known the truth, no reasonable investor would have agreed to any of the amounts being paid to selling agents, including the shareholder servicing fees, 12b-1 fees, other fees, or the loads and contingent deferred sales charges imposed on them, which, in total, amounted to billions of dollars.

<u>Wells Fargo Treated the Funds as One Common Unit</u>

154. The Defendants treated all of the Wells Fargo Funds as one unit. All Wells Fargo Funds shared the same Board of Directors and had the same investment adviser, Wells Fargo Funds Management, LLC.

155. Moreover, because Wells Fargo Funds Management, LLC was the sole investment adviser for all the Wells Fargo Funds, Wells Fargo Funds Management, LLC entered into revenue-sharing kickback arrangement that affected all of the Wells Fargo Funds. For example, the revenue-sharing arrangement entered into between and Wells Fargo, signed by Rabusch, was on behalf of all the Wells Fargo Funds.

REDACTED

REDACTED

expenses.

157. The fact that the Wells Fargo Funds Defendants treated the Wells Fargo Funds as one entity is further reflected by the fact that a single entity, Wells Fargo Funds Management, LLC, was responsible for drafting and creating the Prospectuses for all the Funds. Because the Wells Fargo Funds were treated as one entity, several Wells Fargo Funds would appear on the same Prospectus or Statement of Additional Information, sharing the same language. In fact, the Prospectuses and/or Statements of Additional Information for the five funds owned by Siemers and McKenna are applicable to up to 38 different Wells Fargo Funds.

158. As set forth above, the applicable language of the Prospectuses is substantially identical regardless of fund, throughout the Class Period. During her deposition as a corporate representative in the above-captioned matter, Rabusch further testified that, beyond funds listed in the same prospectus, that Wells Fargo Funds Management, LLC used a "common template" for *all* prospectuses "in order to be consistent" for any disclosures regarding the revenue sharing practices at issue here – disclosures that are alleged to be inadequate and in violation of the federal securities laws.

159. Furthermore, investors in one fund were permitted to transfer investments to any other fund without payment of a sales load. Thus an investor in any Wells Fargo fund has an interest in the integrity of the entire fund complex.

<u>SEC Enforcement Actions Confirm The Insufficiency</u>

Of Defendants' Disclosures.

> The SEC has ruled in similar cases that such prospectus disclosures are not adequate. *See* SEC Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions, In the Matter of Massachusetts Financial Services Company, Mar. 31, 2004, *available at* http://www.sec.gov/litigation/admin/ia-2224.htm;

SEC Order Instituting Administrative And Cease-And-Desist Proceedings, Making Findings, And Imposing Remedial Sanctions, In the Matter of Franklin Advisers, Inc. and Franklin/Templeton Distributors, Inc., *available at* http://www.sec.gov/litigation/admin/34-50841.htm (emphasis added). *See also* SEC Order Instituting Administrative And Cease-And-Desist Proceedings, Making Findings, And Imposing Remedial Sanctions, In the Matter of OppenheimerFunds, Inc. and OppenheimerFunds Distributor, Inc., Sept. 14, 2004, *available at* http://www.sec.gov/litigation/ admin/34-52420.pdf; SEC Order Instituting Administrative And Cease-And-Desist Proceedings, Making Findings, And Imposing Remedial Sanctions, In the Matter of Putnam Investment Management, LLC, Mar. 23, 2005, *available at* http://www.sec.gov/litigation/admin/ia-2370.pdf

160. Additionally, the Broker/Dealer Defendant's reliance on the Wells Fargo Funds' prospectuses and SAIs to disclose the revenue sharing arrangements was insufficient to make investors aware of the costs and risks associated with these arrangements. The SEC recently brought administrative actions against broker-dealers for failing to adequately disclose their revenue sharing relationships to investors by solely relying on Shelf-space Funds' prospectuses and SAI. As was explained in the SEC Administrative Cease-and-Desist Order brought against Citigroup Global Corp ("CGMI"):

> CGMI relied on the participating funds' prospectuses and SAIs to satisfy its disclosure obligations with regard to its revenue sharing program....[M]ost of the disclosures were generally vague and lacked sufficient information to inform CGMI's customers of the nature and scope of CGMI's revenue sharing program. For example, the prospectuses and SAIs did not specifically disclose the magnitude of the revenue sharing payments that CGMI received from the fund complexes or that certain fund complexes had greater access to, or increased visibility in, CGMI's retail network. As a result, CGMI's customers were not provided with sufficient

> information to appreciate the dimension of the conflict of interest the revenue sharing program created.

In the Matter of Citigroup Global Markets, Inc., Order Instituting Administrative and Cease-and-Desist Proceedings, SEC Act Release No. 8557, March 23, 2005. Likewise, in an SEC action against Edward D. Jones, another broker-dealer, the SEC also came to the same conclusions, and noted that the:

> [P]referred families' prospectuses and SAIs fail to disclose adequate information about the source and the amount of revenue sharing payments to Edward Jones and the dimensions of the resulting potential conflicts of interest. Although the Preferred Families' prospectuses and SAI's contained various disclosures concerning payments to broker-dealers distributing their funds, few of these disclosures adequately described Edward Jones' potential conflict of interest.

In the Matter of Edward D. Jones & Co., L.P., Order Instituting Administrative and Cease-and-Desist Proceedings, SEC Release No. 8520, December 22, 2004.

161. Here, as in the SEC's actions against Edward Jones and Citigroup, the Broker/Dealer Defendant improperly relied on prospectuses and SAIs that failed to disclose the financial quid pro quo arrangements discussed above. The Wells Fargo Fund prospectuses and SAIs also failed to disclose that participants in the Broker/Dealer's financial arrangements paid with a portion of advisory fees and other fees derived from the Wells Fargo Funds and their investors, in addition to the sales loads accompanying the initial purchase of shares. The Broker/Dealer Defendant took no other steps to ensure that investors were made aware of the material scope of these arrangements, the nature of which was also not disclosed, leaving investors unaware that the payments made by Wells Fargo Funds to the Broker/Dealer Defendant were in exchange for the Broker/Dealer Defendant's "financial consultants" steering investors into the Wells Fargo Funds. In fact, the additional fees were paid to sway the financial consultants into misrepresenting the value and performance of the Wells Fargo Funds. Defendants, therefore, misled investors into believing that the Wells Fargo Funds were given priority over other mutual funds due to their performance and the consultants' objective analyses of different mutual funds.

The Investment Adviser Defendant and Distributor Defendants Were Responsible for the False and Misleading Statements in the Wells Fargo Funds' Prospectuses and SAIs.

162. The Investment Adviser and Distributor Defendants each were responsible for the statements made in the Wells Fargo Funds Prospectuses and SAIs and had a duty to disclose all material information in the Prospectuses and SAIs. In addition to the general anti-fraud provision of section 10(b) of the Securities Exchange Act of 1934, the federal securities laws impose specific duties on mutual fund investment advisers and distributors/underwriters to disclose all material information. *See* Section 11(a)(5) of the Securities Act of 1933, 15 U.S.C. § 77k (stating that an underwriter is liable for any misleading material statements or omissions made in a registration statement); section 34(b) Investment Company Act of 1940; 15 U.S.C. § 80a-34(b) (stating that an investment adviser involved in the preparation or filing of a registration statement is liable for any misleading material statements or omissions made therein). Additionally, the SEC also imposes disclosure requirements on mutual fund investment advisers and distributors through its rules and regulations, including, but not limited to, the requirements of Form N-1A. Accordingly, when a mutual fund investment adviser or distributor fails to meet the disclosure requirements imposed by the federal securities laws and the SEC, the SEC has held mutual fund investment advisers and distributor liable under the federal securities laws for failure to disclose.

163. The Wells Fargo Prospectuses and SAIs state that the Investment Adviser Defendant – Wells Fargo Funds Management, LLC – was directly involved in the preparation and dissemination of the false and misleading Prospectuses and SAIs. For example, the Prospectus for Wells Fargo Advantage Large Cap Stock Funds states as follows:

> **Organization and Management of the Funds**
>
> **The Administrator**
> Funds Management provides the [Wells Fargo] Funds with administrative services, including general supervision of each Fund's operation, coordination of the other services provided to each Fund, ***compilation of information for reports to the SEC and the state securities commissions, preparation of proxy statements and shareholder reports, and general supervision of data compilation in connection with preparing periodic reports to the Trust's***

Trustees and officers.

Prospectus for Wells Fargo Advantage Large Cap Stock Funds including the Wells Fargo Advantage Capital Growth Fund, Wells Fargo Advantage Dividend Income Fund, Wells Fargo Advantage Growth Fund, Wells Fargo Advantage Growth and Income Fund, Wells Fargo Advantage Large Cap Growth Fund and Wells Fargo Advantage Value Fund effective December 1, 2005 (emphasis added).

164. The Statements of Additional Information to the Wells Fargo Advantage Funds Prospectuses further underscore the significant involvement of the Investment Adviser Defendant:

> **Administrator**
>
> The [Wells Fargo Fund] Trust has retained Funds Management (the *"Administrator"*) as administrator on behalf of the Portfolios pursuant to an Administration Agreement. Under the Administration Agreement with the Trust, Funds Management provides, among other things: (i) general supervision of the Portfolios' operations, including communication, coordination and supervision services with regard to the Portfolios' transfer agent, custodian, fund accountant and other service organizations that render record-keeping or shareholder communication services; (ii) ***coordination of the preparation and filing of reports and other information materials regarding the Portfolios, including prospectuses, proxies and other shareholder communications***; (iii) ***development and implementation of procedures for monitoring compliance with regulatory requirements*** and compliance with the Portfolios' investment objectives, policies and restrictions; and (iv) any other administrative services reasonably necessary for the operation of the Portfolios other than those services that are provided by the Portfolios' transfer agent, custodian and fund accountant. Funds Management also furnishes office space and certain facilities required for conducting the Portfolios' business together with ordinary clerical and bookkeeping services.

Wells Fargo Growth Fund SAI effective October 21, 2003 (emphasis added)

165. Likewise, during her testimony as a corporate representative in this matter, Rabusch testified that Defendant Wells Fargo Funds Management LLC created the Wells Fargo Funds Prospectuses and SAI's at issue here and that WFFM is "responsible for the disclosures in the prospectuses, the creation of them, getting them out timely – the information in them."

> In situations identical to that presented here where a mutual fund investment adviser is responsible for "compilation of information for reports to the SEC" and engaged in providing "revenue-sharing" kickbacks, the SEC has held the investment adviser liable for violating the disclosure requirements of the federal securities laws and Form N-1A. See, e.g., *See* SEC Order Instituting Administrative and Cease-And-Desist Proceedings,

Making Findings, and Imposing Remedial Sanctions, In the Matter of Massachusetts Financial Services Company, Mar. 31, 2004, *available at* http://www.sec.gov/litigation/admin/ia-2224.htm;

SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings and Imposing Remedial Sanction In the Matter of Hartford Investment Financial Services, LLC, HL Investment Advisors, LLC, and Hartford Securities Distribution Company, Inc. dated November 6, 2006, *available at* http://www.sec.gov/litigation/admin/2006/33-8750.pdf (emphasis added). *See also* SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings and Imposing Remedial Sanction In the Matter of Putnam Investment Management, LLC dated March 23, 2005, *available at* http://www.sec.gov/litigation/admin/ia-2370.pdf; SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings and Imposing Remedial Sanction In the Matter of Franklin Advisers, Inc. and Franklin/Templeton Distributors, Inc., dated December 13, 2004 *available at* http://www.sec.gov.litigation/admin/34-50841.htm ("The shelf space arrangements also were not adequately disclosed to the FT Shareholders. [Investment adviser] FA [Franklin Advisers, Inc.] was responsible for ensuring that the disclosures made in the funds' prospectuses and Statements of Additional Information ("SAIs") accurately described how [distributor/underwriter] FTDI chose the broker-dealers with which it worked.").

THE KICKBACKS WERE FINANCED BY EXCESSIVE FEES CHARGED TO THE WELLS FARGO FUNDS

166. During the relevant time-frame, compensation and fees paid to the Investment Adviser and Distributor Defendants rose dramatically even though the services provided by these Defendants remained the same, and no additional benefits were provided to the Funds or their investors in return for the additional fees. As a result, the advisory and distribution fees were excessive.

167. A major reason for the dramatic increase in compensation to the Investment Adviser Defendants, Distributor Defendants and affiliates was the growth in the size of the Wells Fargo Funds, resulting from Defendants' use of Wells Fargo Fund assets to promote the sale of Wells Fargo Fund shares through participation in revenue sharing or "Shelf Space" programs.

These payments resulted in the growth of the Wells Fargo Funds, which benefited the Investment Adviser and Distributor Defendants because it allowed their advisory and other asset-based fees to increase. The aforesaid Defendants engaged in those programs in an effort to generate increased compensation even though many of those programs were in violation of SEC and NASD rules and regulations. Defendants engaged in such activity despite ample evidence that the increase in their compensation was not justified by any increase in the quality or nature of the services which they provided to the Wells Fargo Funds or their investors, or by additional benefits to the Wells Fargo Funds or their investors.

168. Although an increase in mutual fund assets can benefit investors through economies of scale that decrease the expenses of operating such funds on a per share basis, Defendants failed to reduce their fees to pass on the economies of scale to the Wells Fargo Funds or their investors. Instead, they utilized the economies of scale for their own benefit.

169. The fee structure imposed by Defendants on the Wells Fargo Funds and their investors far exceeded the fees that would be paid as a result of arm's-length bargaining. Fees for essentially the same services that were paid by similar funds not affiliated with Defendants were substantially less.

170. In addition, Wells Fargo Fund assets were used to pay large amounts of what essentially were "Rule 12b-1" fees to the Distributor Defendants without any benefit accruing to the Wells Fargo Funds or their investors from those payments, without being limited to class B and class C shares, and without disclosure to investors.

171. Furthermore, the Directors of the Wells Fargo Funds ("Directors") failed to satisfy their duty to independently and conscientiously evaluate the Funds' 12b-1 and advisory fee arrangements, a factor which strongly supports a finding of fee excessiveness. The Directors were unable to perform their duties as the "watchdogs" of the Wells Fargo Funds because they failed to obtain enough information adequately to evaluate the Wells Fargo Funds' distribution fees as required by Rule 12b-1. As a result of the Directors' failure to be adequately informed, they were unable to evaluate whether Defendants' use of Wells Fargo Fund assets for Shelf Space agreements was in the Wells Fargo Funds' and their investors' best interest and whether

the fees being charged were excessive. Moreover, the increase in the Wells Fargo Funds' net assets, accompanied by an increase in the expense ratios and Defendants' failure to reduce their fees, were red flags which the Directors disregarded. As a result, the Directors did not perform their duties as "watchdogs" of the Wells Fargo Funds because they failed to ensure that any economies of scale that were being realized from the increase in Wells Fargo Funds assets were passed to the Wells Fargo Funds and their investors. The Directors' failure to satisfy their duties resulted in excessive fees being charged to the Wells Fargo Funds that were disproportionate to the services rendered and were not the product of arm's-length bargaining.

172. The fees charged to a mutual fund and its investors should be the equivalent of fees that would have been negotiated within the bounds of arm's-length bargaining. Directors are responsible for negotiating the fees charged to the fund on behalf of the investors who, individually, are unable to negotiate such fees. At the same time, investment advisers and their affiliates have a fiduciary duty with respect to the fees that are charged to investors, in that such fees must be reasonably related to the services provided.

173. Congress has underscored directors' duties by adopting Section 15(c) of the Investment Company Act, requiring directors to be adequately informed of the terms of any investment advisory contracts, and giving them the authority to demand documents and other information from investment advisers in order to make informed and independent decisions when evaluating such contracts. See 15 U.S.C. § 80a-15(c). However, as alleged below, the Directors were beholden to the Investment Adviser Defendants, failed to adequately inform themselves and disregarded red flags showing that the advisory and distribution fees were excessive. Furthermore, the Directors failed to hold the Investment Adviser Defendants accountable for revenue sharing agreements entered into by them with various brokerage firms, or for other Shelf Space payments for which the Investment Adviser and Distributor Defendants charged the Funds, and therefore their investors, excessive fees and commissions.

<u>**The Excessive Fees At Issue**</u>

174. **Investment Advisory Fees:** Investment advisory fees are calculated as a percentage of assets under management. As the fund assets increase, the dollar amount of such

fees parallels this growth. Directors are charged with ensuring that such growth does not result in a windfall to advisers where commensurate services are not provided. Investment advisory fees are paid to investment advisers for managing the underlying portfolio, *i.e.*, choosing the securities in which a mutual fund should invest and conducting the operations required to support the management of the portfolio, and include the overhead and administrative costs involved in conducting the business of the investment adviser.

175. **Rule 12b-1 Fees**: SEC Rule 12b-1 permits a fund to pay "12b-1" distribution fees out of fund assets, but only if the fund has adopted a 12b-1 plan authorizing their payment, and only if the Directors properly find that there is a reasonable likelihood that the plan will benefit the fund and its investors. Distribution fees are comprised of fees paid to the Distributor Defendants for marketing and selling fund shares, including compensation for advertising, the printing and mailing of prospectuses and sales literature to investors and payments to financial consultants and others who sell fund shares. Like the investment advisory fees, 12b-1 fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund.

176. **Service Fees And Administrative Fees**: Service and administrative fees are paid to persons to respond to investor inquiries, furnish investors with information about their investments, and to provide other services required to enable the functioning of the fund. These two types of fees may pay for similar expenses or may significantly overlap, as described more fully below. Unlike distribution fees, a fund may pay shareholder service and administrative fees without adopting a 12b-1 plan. Accordingly, such fees are often not visible to investors and are highly susceptible to manipulation by the Investment Advisers. Like the investment advisory fees and the 12b-1 fees, the service and administrative fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund.

177. **Transfer Agency Fees**: Transfer agency fees are paid to an in-house, affiliated or independent third party to handle sales and redemptions of fund shares, maintain shareholder records, compute the net asset value (the "NAV") of the fund daily, and pay out dividends and capital gains. Like the investment advisory fees, the 12b-1 fees and the administrative/service

fees, the transfer agency fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund.

178. These foregoing fees are the principal components of a funds "expense ratio," which is the ratio of total expenses to net assets. The expense ratio determines the fund's efficiency and cost effectiveness, and consequently a lower number is desirable because it reflects higher total returns.

Factors That Show The Fees Charged To The Wells Fargo Funds And Their Investors Were Not Reasonably Related To The Services Provided Them And Were Excessive

179. Courts recognize that certain factors indicate that fees are excessive. In particular, the following factors bear on whether the investment adviser and its affiliates are charging excessive fees to a fund and its investors:

- the nature and quality of services being paid for by the fund and its investors;
- whether the investment advisory fees are reduced to reflect the "fall-out benefits" the advisers receive, which are those benefits other than the advisory fees that flow to the adviser and its affiliates as a result of the adviser's relationship with the fund;
- what fees other fund families or funds within the same fund family charge for similar services to similar mutual funds;
- whether economies of scale were passed to the funds and their investors or kept by the investment adviser; and
- whether the funds' directors or trustees exercised a sufficient level of care and conscientiousness in approving the investment advisory and distribution agreements.

180. These factors, when applied to the Wells Fargo Funds, demonstrate that the fees charged to the Wells Fargo Funds and their investors were not reasonably related to the services provided and were excessive.

The Economies Of Scale Were Not Passed On To Investors

181. While Defendants were profiting from the Funds' growth, they failed to pass the economies of scale generated from such growth to the Funds and their investors. The legislative history of Section 36(b) recognizes that an investment adviser's failure to pass on economies of scale to the fund is the principal cause of excessive fees:

> It is noted ... that problems arise due to the economies of scale attributable to the dramatic growth of the mutual fund industry. In some instances these economies of scale have not been shared with investors. Recently there has been a desirable tendency on the part of some fund managers to reduce their effective charges as the fund grows in size. Accordingly, the best industry practice will provide a guide.

S. Rep. No. 91-184, at 5-6 (1969), as reprinted in 1970 U.S. Code Cong. & Ad. News, at 4901-02.

182. An investment adviser's profit is a function of revenue minus the costs of providing services. Defendants' incremental costs of providing advisory services to the Wells Fargo Funds were nominal. The additional fees received by Defendants were disproportionate given that the nature, quality and level of the services they provided remained the same. On a per share basis, it does not cost more to manage additional assets in a growing fund because economies of scale occur at both the fund complex and portfolio levels for various costs incurred. For example, many of the costs, such as the costs of research for a particular investment, remain fixed regardless of the amount of assets in a given fund devoted to that investment. As has been noted, the mutual fund industry is a business in which economies of scale are present and are statistically significant. *See* Jim Saxton, Chairman, Joint Economic Committee of the United States Congress, *The Mutual Fund Industry: An Overview and Analysis* 19 (2002) (citing William Baumol, *The Economics of Mutual Fund Markets: Competition Versus Regulation* 186, 190 (Kluwer Academic 1990)), *available at* http://www.house.gov/jec/mutual2.pdf.

183. The growth of assets under management by the Investment Adviser Defendants has generated substantial economies of scale which, to the great benefit of the Investment Adviser and Distributor Defendants, have not been passed on to the Funds and their investors

through lower fees. Instead, Defendants retained these economies of scale for themselves as a windfall and continued charging greatly increased expenses without providing additional, commensurate services.

184. In regard to Wells Fargo Advantage Asset Allocation, industry analyst Morningstar noted that "the fund's rising costs disappoint us. Despite having below-average fees for a front-load offering in this category, fees have steadily trended upward over the past decade." Lawrence Jones, *Morningstar's Take: We think This Fund's Aggressive Allocation Stance and Increasing Costs Limit Its Appeal*, Dec. 1, 2005, http://quicktake.morningstar.com (password required). Morningstar's conclusions are supported by the increase in assets under management between 2002 and 2005, when the Fund grew from $1.13 billion to $1.16 billion and the expense ratio simultaneously increased from 1.84% to 1.90%.[1]

185. Additionally, in regards to Wells Fargo Small Cap Value Fund, Morningstar analysts have observed that, "[t]he fund's asset growth could have provided shareholders with one benefit: a lower cost, had this fund's advisor lowered expenses significantly as assets grew. Unfortunately, it has not done so. Lower costs could provide the fund a better opportunity to replicate past successes with a less nimble offering." Lawrence Jones, *Morningstar's Take: Could Wells Fargo Advantage Small Cap Value Become a Victim of Its Own Success*, Feb. 27, 2006, http://quicktake.morningstar.com (password required). The increase in assets under management and the expense ratio demonstrates Morningstar's point.

186. Several other Wells Fargo Funds illustrate the same historical trends with their expense ratios:

- Between 2002 and 2005, Wells Fargo Advantage Growth Equity Fund increased in assets from $390,546,000 to $560,779,000, and the Class B expense ratio also increased from 2.22% to 2.25%;[2]

[1] Wells Fargo Asset Allocation Fund, annual report for fiscal year ending Sept. 30, 2003 (Form N-CSR) (Dec. 9, 2003); Wells Fargo Advantage Asset Allocation, annual report for fiscal year ending Sept. 30, 2005 (Form N-CSR) (Dec. 7, 2005).

[2] Wells Fargo Growth Equity Fund, annual report for fiscal year ending Sept. 30, 2003 (Form N-CSR) (Dec. 9, 2003); Wells Fargo Advantage Growth Equity, annual report for fiscal year ending Sept. 30, 2005 (Form N-CSR) (Dec. 7, 2005).

- Wells Fargo Advantage Outlook 2020 Fund's assets also increased between 2000 and 2005, growing from $230,820,000 to $363,586,000, and its Class B expense ratio rose from 1.30% to 2.02% during the same period;[3]
- Wells Fargo Advantage Diversified Equity Fund increased in assets between 2002 and 2005, from $1.16 billion to $1.37 billion, while its expense ratio remained constant.[4]
- Wells Fargo Montgomery Emerging Markets Focus Funds grew between 2002 and 2005 from $23,020,221 to $237,387,000 and its Class B expense ratio increased from 2.31% to 2.65%.[5]
- Between 2004 and 2005, Wells Fargo Advantage Small Cap Growth Fund increased from $131,274,000 to $246,389,079, and the Fund's Class B expense ratio remained at 2.15%.[6]
- Between 2001 and 2005, Wells Fargo Advantage Large Company Growth Fund increased from $202,514,000 to $524,323,000 and the expense ratio remained constant.[7]

---

[3] Wells Fargo Outlook 2020 Fund, annual report for fiscal year ending Feb. 28, 2005 (Form N-CSR) (Apr. 27, 2005); Wells Fargo LifePath 2020 Fund, annual report for fiscal year ending Feb. 28, 2001 (Form N-30D) (May 10, 2001).

[4] Wells Fargo Diversified Equity Fund, annual report for fiscal year ending Sept. 30, 2003 (Form N-CSR) (Dec. 9, 2003); Wells Fargo Advantage Diversified Equity Fund, annual report for fiscal year ending Sept. 30, 2005 (Form N-CSR) (Dec 7, 2005).

[5] Wells Fargo Montgomery Emerging Markets Focus Fund, annual report for fiscal year ended June 30, 2003 (Form N-CSR) (Sept. 8, 2003); Wells Fargo Montgomery Emerging Markets Focus Fund, annual report for fiscal year ended Sept. 30, 2005 (Form N-CSR) (Dec. 7, 2005).

[6] Wells Fargo Advantage Small Cap Growth Fund, annual report for fiscal year ended Sept. 30, 2004 (Form N-CSR) (Dec. 3, 2004); Wells Fargo Advantage Small Cap Growth Fund, annual report for fiscal year ended Sept. 30, 2005 (Form N-CSR) (Dec. 7, 2005).

[7] Wells Fargo Advantage Large Company Growth Fund, annual report for fiscal year ended Sept. 30, 2001 (Form N-CSR); Wells Fargo Advantage Large Company Growth Fund, annual report for fiscal year ended Sept. 30, 2005 (Form N-CSR).

187. Additionally, when looking at how much higher Wells Fargo Funds' expense ratios are than the expense ratios of similar sized funds that would experience the same economies of scale, it is clear that the economies of scale were not passed to investors. As illustrated below, the Funds were, on average, 55 bps more expensive than other funds:

Comparison of 2004 Fees on Wells Fargo Funds to CRSP[8] Value-Weighted[9] Benchmark of Same-Sized Funds[10]		
Retail Share Classes Only		
Differences in Terms of Basis Points		
Fund Name	**S&P Objective**	**Expense Ratio bps Higher than Industry Average**
Wells Fargo Advantage Small Cap Value Fund	Equity USA Small Co.	58
Wells Fargo Funds: Asset Allocation Fund	Asset Allocation USA Flexible	50
Wells Fargo Funds: Growth Equity Fund	Equity USA Growth	15
Wells Fargo Funds: Montgmry Emg Mkt Foc Fund	Equity Global Emerging Mkt.	32
Wells Fargo Funds: Montgmry Small Cap Fund	Equity USA Small Co.	11
Arithmetic Average Across Share Classes		**55bps**

188. The above fund information is provided for illustrative purposes; the complained of conduct occurred across the Wells Fargo Funds.

189. Wells Fargo Funds' historical trend of failing to pass economies of scale to investors resulted in a huge windfall for the Investments Adviser Defendants, all to the detriment of investors. The fees were not reasonably related to the services provided to the Funds and therefore investors were paying excessive fees.

[8] The University of Chicago Center for Research in Securities Prices ("CRSP") Benchmark is the value weighted average (defined below) of all funds in the same-size quartile that had the same CRSP Strategic Objective Designation.

[9] The value weighted benchmark is calculated by obtaining the contemporaneous monthly asset valuation for each fund and the averages of the funds' expense ratios that have the same strategic objective.

[10] Same-sized funds refers to funds that have similar size of class shares.

The Illusory Breakpoints In The Funds' Advisory Agreements Illustrate That The Economies of Scale Were Not Passed On To The Funds And Their Investors

190. A "fee breakpoint" has been explained as follows:

> Many funds employ a declining rate structure in which the percentage fee rate decreases in steps or at designated breakpoints as assets increase.... The declining rate schedule reflects the expectation that costs efficiencies or scale economies will be realized in the management and administration of the fund's portfolio and operations as the fund grows.

John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 Iowa J. Corp. L. 609, 620 n.59 (2001).

191. While some of the advisory contracts for the Funds include breakpoints, many of these breakpoints were meaningless because, as a practical matter, they did not pass any of the economies of scale to Fund investors. For example, prior to August 1, 2004, Wells Fargo Advantage Outlook 2020 Fund had no advisory fee breakpoints. Additionally, when the Fund finally adopted breakpoints on that date, the first breakpoint started at $500 million, even though the Fund held $363,585,000 in assets.[11]

192. Wells Fargo Advantage Asset Allocation Fund also lacked breakpoints until August 1, 2004. The breakpoints that were adopted were illusory because after the Fund grew to $1 billion in assets, its structure required the Fund to swell to $3 billion in assets before any economies of scale would be passed to the investor. For example, as of September 30, 2004, the Fund had $1.1 billion in assets under management, but it would need to grow by another $2 billion before any more breakpoints would impact the Fund and pass any economies of scale to the investors.[12]

[11] Wells Fargo Outlook 2020 Fund, annual report for fiscal year ending Feb. 28, 2005 (Form N-CSR) (Apr. 27, 2005).

[12] Wells Fargo Advantage Asset Allocation Fund, annual report for fiscal year ending Sept. 30, 2004 (Form N-CSR) (Dec. 3, 2004).

193. Funds such as the Wells Fargo Advantage Diversified Equity Fund have no advisory fee breakpoints and therefore fail to pass on any economies of scale.[13]

194. Following this trend, prior to August 1, 2004, Wells Fargo Advantage Small Cap Growth Fund lacked advisory fee breakpoints. Additionally, when the Fund finally adopted breakpoints, the first breakpoint started at $500 million, even though the Funds were only at $131,274,000.[14]

195. Prior to August 1, 2004, Wells Fargo Advantage Montgomery Emerging Markets Focus Fund also had no advisory fee breakpoints. Additionally, when the Fund finally adopted breakpoints, the first breakpoint started at $500 million, even though the Funds were only at $195,486,000.[15]

196. Additionally, the Investment Advisers hired other companies, known as sub-advisers, to do the day-to-day stock or bond picking for their portfolios. As New York Attorney General Eliot Spitzer noted when he testified in front of the Senate, typically when parties engage in arms'-length negotiations, the sub-adviser agrees to be compensated with a portion of the advisory fee governed by breakpoints that kick in as the fund grows larger. Rachel McTague, Spitzer Says Advisers Overcharged Funds; Fund Boards Breached Duty to Shareholders, Securities Regulation & Law Report, Feb. 02, 2004, available at http://corplawcenter.bna.com/pic2/clb.nsf/id/BNAP-5VPRZJ?OpenDocument. This "typical" arrangement stands in sharp contrast to the facts in the instant matter. Despite the fact that the Advisers did negotiate lower breakpoint fees with the sub-advisers (that yield more profits for them as the funds grow), the advisers continued to charge shareholders their full fee for "management services," pocketing the difference. The charts below illustrate this phenomenon:

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[13] *See, e.g.,* Wells Fargo Advantage Diversified Equity Fund, annual report for fiscal year ending Sept. 30, 2005 (Form N-CSR) (Dec. 7, 2005).

[14] Wells Fargo Advantage Small Cap Growth Fund, annual report for fiscal year ending Sept. 30, 2004 (Form N-CSR) (Dec. 3, 2004).

[15] Wells Fargo Advantage Montgomery Emerging Markets Focus Fund, annual report for fiscal year ending Sept. 30, 2004 (Form N-CSR) (Dec. 3, 2004).

Wells Fargo Advantage Outlook 20/20 Advisory Fee Breakpoints

from 7/1/2005 Prospectus

			(under Sub-Adviser agrmt)	
Advisory Fees	**Average Daily Net Assets**	**Fee %**	***Average Daily Net Assets***	***Fee %***
after 8/1/2004	0 - 499 million	0.65	*0-100 million*	*0.25*
	500 - 999 million	0.60	*100 - 200 million*	*0.20*
	1 - 2.99 billion	0.55	*over 200 million*	*0.15*
	3 - 4.99 billion	0.525		
	over 4.99 billion	0.50		

197. While the sub-adviser's fee breakpoints apply to the Wells Fargo Fund beginning at $100 million, and again at $200 million, the adviser's breakpoints do not kick in until the Fund's assets reach $500 million. Therefore, when the assets in Wells Fargo Advantage Outlook 2020 Fund grew between $100 and $200 million, the sub-advisers' breakpoint structure resulted in the Investment Adviser Defendants receiving an additional 5 bps without performing any additional work, and when the assets in Wells Fargo Advantage Outlook 2020 Fund grew between $200 and $500 million, the Investment Adviser Defendants received an additional 10bps without performing any additional work.

Wells Fargo Advantage Asset Allocation Advisory Fee Breakpoints

from 2/1/2005 Prospectus

			(under Sub-Adviser agrmt)	
Advisory Fees	**Average Daily Net Assets**	**Fee %**	***Average Daily Net Assets***	***Fee %***
after 8/1/2004	0 - 499 million	0.65	*0-100 million*	*0.15*
	500 - 999 million	0.60	*over 100 million*	*0.10*
	1 - 2.99 billion	0.55		
	3 - 4.99 billion	0.525		

	over 4.99 billion	0.50
prior to 8/1/2004	n/a	0.75

198. Again, the sub-adviser's fee breakpoints apply to the Fund when its assets are over $100 million, but the adviser's breakpoints do not kick in until the Fund's assets reach $500 million. Thus, when Wells Fargo Advantage Asset Allocation Fund 's assets increased from $100 to $500 million, the Investment Adviser Defendant received an additional 5 bps in fees without performing any additional work as a result of the sub-advisers' breakpoints.

Wells Fargo Advantage Growth Fund Advisory Fee Breakpoints

			(under Sub-Adviser agrmt)	
	Average Daily Net Assets	**Fee %**	*Average Daily Net Assets*	*Fee %*
Effective 2/1/2006	0-499 million	0.75	*0-25 million*	*0.75*
(LCGF Prosp.	500-999 million	0.70	*25-50 million*	*0.60*
dated 2/1/06)	1-2.99 billion	0.65	*50-275 million*	*0.50*
	3-4.99 billion	0.625	*over 275 million*	*0.30*
	over 5 billion	0.60		

199. Again, the sub-adviser's fee breakpoints apply to the Fund at $25 million, $50 million, and $275 million, while the Adviser's breakpoints do not kick in until the Fund's assets reach $500 million. Therefore, while the assets in Wells Fargo Advantage Growth Fund grew, the Investment Adviser Defendant was receiving up to an additional 45 bps without performing any additional work

Wells Fargo Small Cap Fund Advisory Fee Breakpoints

			(under Sub-Adviser agrmt)	
	Average Daily Net Assets	**Fee %**	*Average Daily Net Assets*	*Fee %*
effective 8/1/2004	0-499 million	0.90	*0-200 million*	*0.25*
	500-999 million	0.85	*over 200 million*	*0.2*
	1-2.99 billion	0.80		
	3-4.99 billion	0.775		
	over 4.99 billion	0.75		

Wells Fargo Montgomery Emerging Market Focus Fund Fee Breakpoints

			(under Sub-Adviser agrmt)	
	Average Daily Net Assets	**Fee %**	*Average Daily Net Assets*	*Fee %*
effective 8/1/2004	0-499 million	1.10	*0-200 million*	*0.25*
	500-999 million	1.05	*over 200 million*	*0.2*
	1-2.99 billion	1.00		
	3-4.99 billion	.975		
	over 4.99 billion	0.75		

Wells Fargo Large Company Growth Fund Fee Breakpoints

			(under Sub-Adviser agrmt)	
	Average Daily Net Assets	**Fee %**	*Average Daily Net Assets*	*Fee %*
effective 8/1/2004	0-499 million	.75	*0-200 million*	*0.25*
	500-999 million	.70	*over 200 million*	*0.2*
	1-2.99 billion	.65		
	3-4.99 billion	.625		
	over 4.99 billion	0.6		

Wells Fargo Advantage Small Cap Growth Fund Fee Breakpoints

			(under Sub-Adviser agrmt)	
	Average Daily Net Assets	**Fee %**	*Average Daily Net Assets*	*Fee %*
effective 8/1/2004	0-499 million	.9	*0-200 million*	*0.25*
	500-999 million	.85	*over 200 million*	*0.2*
	1-2.99 billion	.8		
	3-4.99 billion	.775		
	over 4.99 billion	0.75		

Wells Fargo Advantage Total Return Bond Fund Fee Breakpoints

			(under Sub-Adviser agrmt)	
	Average Daily Net Assets	**Fee %**	*Average Daily Net Assets*	*Fee %*

effective 8/1/2004	0-499 million	.45	*0-200 million*	*0.25*
	500-999 million	.4	*over 200 million*	*0.2*
	1-2.99 billion	.35		
	3-4.99 billion	.325		
	over 4.99 billion	0.3		

200. Again, in each of the above funds, the sub-adviser's fee breakpoints apply to the Fund when its assets are under $200 million, but the adviser's breakpoints do not kick in until the Fund's assets reach $500 million. Thus, when the assets grew from $200 to $500 million in the Small Cap Fund, Small Cap Growth Fund, Emerging Market Focus Funds, Total Return Bond Fund, or Large Company Growth Fund, the Investment Adviser Defendant received an additional 5 bps without performing any additional work:

201. The above fund information is provided for illustrative purposes; the complained of conduct occurred across the Wells Fargo Funds.

202. As demonstrated above, the advisory fee breakpoints' lack of impact on fees levied on the Funds and their clear contrast to the savings gleaned by the Investment Adviser Defendant from the sub-advisers' contract further illustrates that the economies of scale were not passed to the Funds' investors.

The Nature and Quality of Services Does Not Justify The Excessive Fees

203. The nature of the advisory services provided to the Wells Fargo Funds did not justify the excessive expense ratios carried by the Funds. Defendants cannot justify their high fees by arguing that their managers and analysts are of superior quality and provide superior performance. The performance of these Funds was not up to par with other, similar funds in the industry, and thus could not justify the higher fees.

204. According to the Lipper Research Center, Wells Fargo Diversified Equity Fund received an average score in terms of the total returns, a low score in terms of providing consistent returns, and a low score in terms of expenses. Lipper.com, *Scorecard: Wells Fargo Funds Management LLC*, Feb. 28, 2006,

http://www.lipperweb.com/research/fund.asp?fundno=40019707 (password required).

Additionally, according to Lipper's Leader Scorecard, while the return on Wells Fargo Diversified Equity over one year would be 14.76%, other funds in the multi-cap core category would have a 16.50%; the Fund's three year annualized performance was estimated to be at 18.81%, even though the multi-cap core funds had a 20.30% return; and the Funds five year performance was 4.52% whereas the multi-cap funds have an annual return of 5.90%. *Id.*

205. In regard to Wells Fargo Advantage Asset Allocation Fund, analysts have noted that, "[w]ith high volatility and middle performance, we have yet to see this strategy add the value investors are paying for." Lawrence Jones, *Morningstar's Take: We Think This Fund's Aggressive Allocation Stance and Increasing Costs Limit Its Appeal*, Dec. 1, 2005, http://quicktake.morningstar.com (password required).

206. When comparing Wells Fargo Advantage Emerging Markets Fund with comparable funds, it underperformed its benchmark peers with the same S& P objective by 14.73%. Wells Fargo Advantage Small Cap Growth Fund also significantly underperformed benchmark funds with the same S&P objective by 13.55%. Wells Fargo Advantage Outlook 20/20 Fund also underperformed its peer funds by 0.22%.

207. Additionally, most of the Wells Fargo Funds' returns were highly correlated with the S&P 500 Index, indicating a level of performance that is consistent with the passive type of fund management characteristics of an index fund, rather than the purported active fund management for which the Investment Adviser Defendants are being paid. As illustrated below, the performance of Plaintiffs' Funds is highly correlated to the S&P 500 Index, ranging from a .59 to .98 correlation in returns.

Correlation Between Monthly Returns on the Wells Fargo Funds (A Shares) and the S&P 500 Market Index - January 2004 through December 2005

Ranked by Asset Size

Fund Name	Correlation Coefficient	Total Net Assets as of 12/04
Wells Fargo Advantage Small Cap Value Fund	0.73*	$601.1m
Wells Fargo Funds: Asset Allocation Fund	0.97*	$915.5 m
Wells Fargo Funds: Diversified Equity	0.98*	$112.5 m
Wells Fargo Funds: Growth Equity Fund	0.94*	$21.7 m
Wells Fargo Funds: Outlook 2020 Fund	0.96*	$153.4 m

* denote statistical significance at the 1% level

208. The above fund information is provided for illustrative purposes; the complained of conduct occurred across the Wells Fargo Funds.

The Fees Charged To The Funds And Their Investors Were Excessive
<u>Relative To Similar Funds Offered In The Industry</u>

209. When examining the expense ratios of other fund families that provide the same types of funds as Wells Fargo, it is apparent that the Investment Adviser Defendants charged higher fees than other investment advisers who manage the same type of portfolio. As noted by Morningstar, even while some of Wells Fargo's expense ratios have declined, "many still rank above their respective categories." Morningstar.com, *Stewardship Grade: Wells Fargo Advantage Asset Allocation Fund*, Aug. 25, 2004, http://quicktake.morningstar.com (password required).

210. Wells Fargo Advantage Diversified Equity Fund Class B charges a significantly higher expense ratio than the category average, charging 2% when the category average is 1.21%. Yahoo! Finance Profile, Wells Fargo Advantage Diversified Eq B (NVDBX), Feb 28, 2006, http://finance.yahoo.com/q/pr?s=nvdbx.

211. Similarly, Wells Fargo Advantage Asset Allocation Class B had a higher expense ratio than similar funds, with the Fund charging 1.90% when the category average was 1.22%. Yahoo! Finance Profile, Wells Fargo Advantage Asset Allocation B (SASBX), Feb. 28, 2006, http://finance.yahoo.com/q/pr?s=sasbx.

212. Wells Fargo Advantage Small Cap Value Fund Class B also carries an expense ratio that is significantly higher than the category average of its type of fund, charging 2.24% when the category average is 1.49%. Yahoo! Finance Profile, Wells Fargo Advantage Small Cap Value B (SMVBX), Feb. 28, 2006, http://finance.yahoo.com/q/pr?s=smvbx.

213. Wells Fargo Advantage Outlook 2020 Class C Fund charged a higher expense ratio than the category average, charging 2.02% when the category average is .68%. Yahoo! Finance Profile, Wells Fargo Advantage Outlook 2020 C (WFLAX), Feb. 28, 2006, http://finance.yahoo.com/q/pr?s=wflax.

214. Wells Fargo Advantage Growth Equity Fund Class B share fees were also excessively high, carrying an expense ratio of 2.25% when the category average is 1.49%. Yahoo! Finance Profile, Wells Fargo Advantage Growth Equity B (NVEBX), Feb. 28, 2006, http://finance.yahoo.com/q/pr?s=nvebx.

215. As also illustrated below, the Wells Fargo Funds had a trend of carrying higher expense ratios than comparable funds:

Comparison of Wells Fargo Funds Fees to the CRSP Benchmark		
Benchmark is the Equally-Weighted Average[16] of all Funds Existing During 2004 With the same CRSP S&P Objective as the Wells Fargo Funds		
All Share Classes Only		
Differences in Terms of Basis Points		
Fund Name	**S&P Objective**	**Expense Ratio - bps Higher than Industry Average**
Wells Fargo Advantage Small Cap Value Fund	Equity USA Small Co.	75
Wells Fargo Funds: Asset Allocation Fund	Asset Allocation USA Flexible	52
Wells Fargo Funds: Growth Equity Fund	Equity USA Growth	53
Wells Fargo Funds: Montgmry Emg Mkt Foc Fund	Equity Global Emerging Mkt.	78
Wells Fargo Funds: Montgmry Small Cap Fund	Equity USA Small Co.	74
Wells Fargo Funds: Outlook 2020 Fund	Asset Allocation USA Flexible	58
		69
Arithmetic Average Across Share Classes		**64bps**

216. The above fund information is provided for illustrative purposes; the complained of conduct occurred across the Wells Fargo Funds.

217. The lower fees charged by similar funds is also demonstrative of how Wells Fargo Funds carry excessively high expense ratios. Additionally, it illustrates that investors can

[16] Equally-weighted average means that all funds were given equal value when determining the average of their expense ratio.

obtain the same services for lower fees from other funds and that Wells Fargo's fees are not reasonably related to the services they are providing investors.

The Investment Adviser Defendants Placed The Expense Of Revenue Sharing Payments On The Funds And Their Investors

218. The Investment Adviser and Distributor Defendants also charged excessive fees by charging the Well Fargo Funds and their investors for Defendants' revenue sharing expenses described above.

219. Revenue sharing arrangements are very appealing to investment advisers because they can increase sales from three to ten fold. Smita Madhur, *Revenue-Sharing Boosts Mutual Fund Sales Tenfold*, Financial-Planning.com, Jan. 24, 2005, http://www.financial-planning.com/pubs/fpi/20050124101.html. At the same time, revenue sharing arrangements are very expensive for investors because their high costs translate into higher and potentially excessive fees levied upon shareholders.

220. Defendants' payments to brokers increased the fees levied on the Funds and their investors because the Investment Adviser Defendants, in determining the amount they would charge for their advisory fees, accounted for the costs of the revenue sharing agreements for which they paid broker dealers and others, in order to ensure the recovery of their full profit after the revenue sharing payments were made.

The Investment Advisory Fees Were Excessive Because They Were Not Reasonably Related To The Services Provided To The Funds Or Their Investors

221. A recent report on revenue sharing by Cerulli Associates notes that advisory fees are the most significant source of revenue sharing. Cerulli Associates, *Mutual Fund Revenue Sharing: Current Practices and Projected Implications* (2005). The advisory fee can be inflated in order to finance the adviser's revenue sharing obligations and, as shown herein, the Investment Adviser Defendants did just this with respect to the Wells Fargo Funds.

222. Investment advisory fees are meant to cover management of the invested funds, including management and administrative activities related to managing the fund's portfolios.

Report of the SEC on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 89-2337 (1966).

223. The investment advisory fees implemented by the Investment Adviser Defendants for revenue sharing do not fit either of these categories. As explained in the NASD Letter of Acceptance, Waiver and Consent, "the investment adviser to the Wells Fargo Proprietary Funds allocated revenue net of certain expenses to various Wells Fargo & Company affiliates, on their sale of the Wells Fargo Funds proprietary mutual funds." H.D. Vest Investment Services, NASD Letter Of Acceptance Waiver and Consent (No. CE1050007); June 8, 2005 NASD Press Release, *supra* ¶57; *see also* WF Investments, LLC, NASD Letter of Acceptance, Waiver and Consent (No. CE1050006).

224. The SEC has expressed concern over these practices, stating that, "[r]evenue sharing arrangements not only pose potential conflicts of interest, but also may have the indirect effect of reducing investors' returns by increasing the distribution-related costs incurred by funds. Even though revenue sharing is paid to broker-dealers directly by fund investment advisers, rather than out of fund assets, it is possible that some advisers may seek to increase the advisory fees that they charge the fund to finance those distribution activities . . . Moreover, revenue sharing arrangements may prevent some advisers from reducing their current advisory fees." Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, 69 Fed. Reg. 6438, 6441 n.21 (Feb. 10, 2004) (to be codified at 17 C.R.F. pts. 239, 240 and 274).

225. The nature of Defendants' revenue sharing program was such that it strongly incentivized broker-dealers to expand their marketing efforts on behalf of the Wells Fargo Funds. As a result of such activities, the aggregate net assets—against which the management fees were charged on a percentage basis—increased, with a consequent increase in the dollar amount of the advisory fees. The Investment Adviser Defendants therefore received "something for nothing" from the Wells Fargo Funds and their investors because the fees were not the result of any

increase or improvement in the services being provided, and did not reflect any legitimate increase in the cost of the services being provided to the advisers and their affiliates.

226. In addition, the advisory fee payments made by the Funds and their investors that were utilized for revenue sharing were charged in violation of Rule 12b-1. Advisory fees paid to an investment adviser with the intent of allocating a certain amount towards distribution practices, such as revenue sharing, are regulated under Rule 12b-1 and Section 36(b). As the SEC explained, "Rule 12b-1 could apply . . . in certain cases in which the adviser makes distribution related payments out of its own resources . . . 'if any allowance were made in the investment adviser's fee to provide money to finance distribution.'" Investment Company Institute, 1998 SEC No-Act. LEXIS 976, at *16 (Oct. 30, 1998) (citing Payment of Asset-Based Sales Loads By Registered Open-End Management Investment Companies, Investment Company Act Release No. 16431, 1988 SEC LEXIS 1206 (June 13, 1988)) (emphasis added). Defendants paid for part of these revenue sharing arrangements through advisory fees to circumvent limits placed on such distribution payments by Rule 12b-1.

<u>Defendants Paid Massive Fees That Were Subject To Rule 12b-1 Fees But Provided No Benefit To The Wells Fargo Funds Or Their Investors In Return</u>

227. As discussed above, Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions are, amongst others, that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." 17 C.F.R. § 270.12b-1(b). Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether such plan

should be implemented or continued." 17 C.F.R. § 270.12b-1(d). The directors may continue the plan "only if the directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and sections 36(a) and (b) (15 U.S.C. § 80a-35(a) and (b)) of the Act that there is a reasonable likelihood that the plan will benefit the company and its shareholders." 17 C.F.R. § 270.12b-1(e). As noted above, Rule 12b-1 fees are assessed as a percentage of assets under management and, accordingly, grow proportionately with the size of the Funds.Here, the Wells Fargo Funds Defendants violated rule 12b-1 by paying revenue sharing kickbacks that were for the same purposes for which rule 12b-1 was designed, but without meeting the requirements of 12b-1 of Board approval, proof of shareholder interests, and full disclosure.

228. Additionally, even excluding the revenue sharing payments and looking only at the fees that Wells Fargo states were paid pursuant to 12b-1 plans, the fees charged to Wells Fargo Funds were higher than those charged to comparable funds. As illustrated below, the Funds on average, charged 12b-1 fees that were 32 bps higher than other funds:

Comparison of Wells Fargo Funds Fees to the CRSP Benchmark		
Benchmark is the Equally-Weighted Average of all Funds Existing During 2004 With the same CRSP S&P Objective as the Wells Fargo Funds		
Retail Share Classes Only		
Differences in Terms of Basis Points		
Fund Name	**S&P Objective**	**12b-1 Fees - bps Higher than Industry Average**
Wells Fargo Advantage Small Cap Value Fund	Equity USA Small Co.	59
Wells Fargo Funds: Asset Allocation Fund	Asset Allocation USA Flexible	19
Wells Fargo Funds: Growth Equity Fund	Equity USA Growth	27
Wells Fargo Funds: Montgmry Emg Mkt Foc Fund	Equity Global Emerging Mkt.	27
Wells Fargo Funds: Montgmry Small Cap Fund	Equity USA Small Co.	37
Wells Fargo Funds: Outlook 2020 Fund	Asset Allocation USA Flexible	34
		19
Arithmetic Average Across Share Classes		**32bp**

229. The above fund information is provided for illustrative purposes; the complained of conduct occurred across the Wells Fargo Funds.

The Directors' Failure To Act Independently And Conscientiously Resulted In Defendants Charging Excessive Fees To The Funds And Their Investors

230. Mutual funds are typically created and managed by investment advisers for a profit. Investment advisers usually supervise a mutual funds' daily operations, and often select affiliated persons to serve on the board of directors. As former SEC Commissioner Manuel Cohen remarked when referring to testimony by investment advisers:

> They also made the point that the investment advisor creates the fund, and operates it in effect as a business. Many of them stated that "It is our fund, we run it, we manage it, we control it," and I don't think there is anything wrong with them saying it. They were just admitting what is a fact of life. The investment advisor does control the fund.

Freeman & Brown, Mutual Fund Advisory Fees, 26 Iowa J. Corp. L. at 615 n.24 (citing Statement of Manuel Cohen, Commissioner, SEC, Investment Company Act Amendments of 1976: Hearings on H.R. 9510, H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce (1967)).

231. As a result of the investment adviser's control of the fund, the relationship between investment advisers and mutual funds contains many potential conflicts of interest. This conflict arises because part of the fees the investment advisers charge, which reduce investors' returns, represents revenue and a source of profit to the investment adviser. *See* GAO Report, *Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition* 14, 82 ("GAO Report") (June 2000), *available at* http://www.gao.gov/new.items/gg00126.pdf.

232. The Investment Company Act ("ICA") was enacted in response to concerns that mutual fund shareholders were not being adequately protected as a result of these conflicts of interest. As a result, the Directors were made responsible for overseeing the investment advisers' activities. GAO Report at 14. More specifically, the Investment Company Act requires the presence of independent directors on the board of directors to review and approve the fees the funds and their investors are charged. See 15 U.S.C. § 80a-10(a). The board of directors is responsible for approving the investment advisory agreements, 12b-1 plans, and fees

paid to Investment Adviser Defendants. In reviewing and approving the foregoing, the Directors are required to act in the best interest of the investors.

233. Acting in the investors' best interests requires the Directors to exercise due care in approving the fees charged to those Funds that the Directors have the responsibility to oversee. This is why the expertise of the independent Directors, whether they are fully informed about all facts bearing on the adviser's fee, and the extent of care and conscientiousness with which they perform their duties are among the most important factors to be examined in evaluating whether the compensation fund advisers and distributors receive is reasonable under §36(b) of the ICA. *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 930 (2d Cir. 1982).

234. One of the ways to evaluate whether the Directors fulfilled their duties with adequate care and conscientiousness is to determine whether they acted independently in approving the Funds' fee arrangements or whether the Directors' actions were controlled by the Funds' investment advisers. In determining whether or not a Director is considered an "interested person," the ICA states that "[a] natural person shall be presumed not to be a controlled person." 15 U.S.C. § 80a-2(a)(9). The term "interested person" is defined to include "any affiliated person" of an investment company, investment adviser, or principal underwriter. *Id.* at § 80a-2(a)(19)(A)(i); (B)(i). "Affiliated person" is further defined as "any person directly or indirectly controlling, controlled by, or under common control with, such other person." *Id.* at § 80a-2(a)(3)(C) (emphasis added). Finally, the ICA defines "control" as "the power to exercise a controlling influence over the management or policies of a company." *Id.* at § 80a-2(a)(9) (emphasis added).

235. The presumption that a Director is not a "controlled person" under the ICA may be rebutted by "evidence." *Id.* at § 80a-2(a)(9). Such evidence may include allegations that non-employee directors followed a course of action suggested by the investment adviser which prejudiced the Funds' shareholders. If the Directors rubber-stamp follow suggestions of the Investment Adviser Defendants, they cannot fulfill their statutory duties to act as "watchdogs" for the Funds.

236. The Directors who served on the Board of Directors of the Wells Fargo Funds during the relevant time period include: Robert C. Brown, J. Tucker Morse, Thomas S. Goho, Peter G. Gordon, Richard M. Leach, Timothy J. Penny and Donald C. Willeke.

237. All the Directors are on the boards of all the Wells Fargo Funds. However, the fee structures in place show that the Directors failed to earnestly considered the shareholders' interests when negotiating the various fees of the Wells Fargo Funds.

238. A wealth of evidence demonstrates that the purportedly "non-interested" Directors blindly followed the Investment Adviser Defendants' suggested courses of action by rubber-stamping fees and arrangements which prejudiced the Wells Fargo Funds' investors. This evidence also firmly establishes that, even if the Directors were considered "independent," they failed to fulfill their duties with the care and conscientiousness necessary to ensure that the fees paid to Defendants from Wells Fargo Fund and investor assets were reasonable and not excessive. Specifically, Directors failed to genuinely consider and recognize that the Wells Fargo Funds should be considered individually instead of as part of a fund family unit; that no economies of scale were passed to investors as the Wells Fargo Funds grew; that the fees were significantly more expensive than comparable funds; and that the advisory fees should be reduced to reflect the fall out benefits received by Defendants.

239. Directors breached their duties because their service on all the Wells Fargo Funds allowed them to treat the Wells Fargo Funds as a unit of the Wells Fargo Fund complex, instead of examining each fund individually and diligently. As industry analyst Morningstar notes, "there is just one board for all mutual funds in the Wells Fargo complex. That structure could make it more difficult for the board to focus on what is happening to each fund." Morningstar.com, *Stewardship Grade: Wells Fargo Advantage Asset Allocation Fund*, Aug. 24, 2004, http://www.quicktake.morningstar.com (password required). For example, the Wells Fargo Fund complex would enter in agreements on behalf of all the Funds, instead of Directors determining whether the administrative services and fees or shareholder services fees were appropriate for the individual Funds. For example, according to the transfer agency and service agreement dated August 10, 2004, the Wells Fargo Fund Trust, the registrant for all the Wells

Fargo mutual funds, entered into an arrangement with Boston Financial Data Services, evidenced by the most recent annual agreement approved by the Wells Fargo Board of directors on May 18, 2004. These transfer agency agreements included 'complex base fees' to be applied to all of the Portfolios of Wells Fargo Funds Trust and Wells Fargo Variable Trust Portfolios. Wells Fargo Funds Trust, Transfer Agency & Service Agreement and Shareholder Servicing Plan, effective Nov. 8, 1999 (Oct. 30, 2000), amended Mar. 1, 2003 (Exh. 99.B(H)(3)) (Aug. 30, 2003), Schedule A amended Feb. 8, 2005 (EX-99.B(H)(3)) (Apr. 11, 2005). Administrative agreements were also entered into by the Board on behalf of the Wells Fargo Trust incurring fees for the retail class shares of 0.33%, regardless of each individual Fund's needs. Wells Fargo Funds Trust, Administration Agreement, June 9, 2003 (Exh. 99.B(H)(1)) (Aug. 15, 2003), Appendix A amended Aug. 10, 2004 (Exh. 99.B(H)(1)) (Apr. 11, 2005).

240. The Directors knew that the cost of these revenue sharing and directed brokerage payments should have been borne by the Defendants as their own out-of-pocket expenses, yet did nothing to prevent the siphoning of these payments from Fund and investor assets or to appropriately reduce the advisory fee. The fact that the Directors did not even question the acts or recommendations of the Defendants with respect to these programs (which only benefited Defendants) demonstrates the Directors' failure to act as a "watchdog" of the Investment Adviser Defendants.

241. Another of these instances was the Directors' lack of action with respect to the fee levels and structures in place for the Wells Fargo Funds. Again, by failing to act to reduce the Wells Fargo Funds' fees, the Directors neglected to represent the Wells Fargo Funds and their investors with the degree of care and conscientiousness required of them.

242. Another example of the Directors following a course of action set by the Investment Adviser Defendants instead of acting in the investors' best interest is found in the Directors' failure to implement fee structures that had meaningful—or even any—breakpoints for certain Wells Fargo Funds, while adopting them in others. The SEC has made clear that it is the duty of the directors to carefully scrutinize the advisory and other fees to ensure that the

economies of scale are being passed to investors as Fund assets grow so that the increases in advisory and other fees are not a windfall to the investment advisers and their affiliates:

> If the fund or fund family is experiencing economies of scale, fund directors have an obligation to ensure that fund shareholders share in the benefits of the reduced costs by, for example, requiring that the adviser's fees be lowered, breakpoints be included in the adviser's fees, or that the adviser provide additional services under the advisory contract. If the fund or fund family is not experiencing economies of scale, then the directors may seek to determine from the adviser how the adviser might operate more efficiently in order to produce economies of scale as fund assets grow.

SEC, Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000), *available at* http://www.sec.gov/news/studies/feestudy.htm.

243. While Plaintiffs and other Wells Fargo investors have contributed to the growth of Fund assets, they received no benefits in return. The Directors continually allowed investor assets to be used for only the benefit of the Investment Adviser Defendants and their affiliates. As purportedly "independent" Directors, they had a duty to question the Investment Adviser Defendants' and their affiliates' practices, and to ensure that any economies of scale that were being realized from the increase in the Wells Fargo Funds' assets were being passed on to shareholders, the rightful recipients. The Directors ultimately failed to exercise the requisite care and conscientiousness in performing their statutory duties by approving a course of action suggested by the Investment Adviser Defendants that was of no benefit to the Wells Fargo Funds or their investors. The Directors' approval of such actions, which prejudiced the Wells Fargo Funds and their investors, further demonstrates that they were controlled by the Investment Adviser Defendants.

244. Additionally, the Directors failed to ensure that the economies of scale were passed to the Wells Fargo Funds and their investors and that the Funds' expense ratios are reasonable in relation to comparable funds.

Additional Scienter Allegations

245. As alleged herein, the Investment Adviser and Registrant Defendants acted with scienter in that they knew that the public statements issued or disseminated in the name of Wells

Fargo were materially false and misleading, knew that such statements would be issued or disseminated to the investing public, and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements as primary violations of the federal securities laws. As set forth elsewhere herein in detail, the Investment Adviser and Registrant Defendants, by virtue of their knowledge of the true facts regarding the kickback scheme, culpably participated in the fraudulent scheme alleged herein. Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein.

The Sales Loads Paid By Class Members To Their Brokers Were Not Justified

246. Approximately 98% of mutual fund shareholders say their investments constitute long-term savings and about 77% cite retirement savings as their primary financial goal. David J. Carter, *Mutual Fund Board and Shareholder Action,* 3 Vill. J. of Law & Inv. Mgmt. 1, 8 (2001). Many investors purchase mutual funds through brokers such as Wells Fargo Investments, ostensibly paying their financial consultant to guide their fund selection. According to a recent survey by the SEC, investors believed that anyone with a title other than a broker, for example a "financial consultant" or "financial adviser," provided something more than a broker. In addition, many assumed that investment advisers, financial consultants and financial advisers all provided financial planning. Cynthia A. Glassman, Speech by SEC Commissioner, SEC in Transition: What We've Done and What's Ahead, June 15, 2005, *available at* http://ftp.sec.gov/news/speech/spch061505cag.htm.

247. When investors speak to financial consultants regarding the purchase of mutual funds, financial consultants can help the investor by providing (a) assistance selecting funds that are harder to find and evaluate; (b) access to funds with lower costs (excluding distribution costs); and (c) access to funds with better performance. Daniel Bergstresser et al., *Assessing the Costs and Benefits of Brokers in the Mutual Fund Industry* (Jan. 16, 2006) (Working Paper Series, Am. Fin. Assoc. 2006 Boston Meetings), *available at* http://papers.ssrn.com/sol3/papers.cfm?abstract_id=616981.

248. Investors can avoid the huge fees associated with the services of distribution professionals, such as financial consultants, by determining all the above-mentioned issues for themselves and purchasing mutual funds directly from a fund company. Many investors choose, however, to pay the substantial fees and commissions to obtain financial guidance from financial consultants. These commissions are often known as a "sales load" or "sales charge." There are two general types of sales loads—a front-end sales load investors pay when they purchase fund shares and a back-end or deferred sales load investors pay when they redeem their shares. 12b-1 fees can also be used to compensate brokers in place of part of their sales load.[17] Securities and Exchange Commission, Mutual Fund Fees and Expenses, http://www.sec.gov/answers/mffees.htm (last visited Apr. 3, 2006).

249. According to a recent study, in 2002, mutual fund investors paid as much as $3.6 billion in front-end loads, $2.8 billion in back-end loads and another $8.8 billion in 12b-1 fees, all in addition to the $23.8 billion investors paid during that same year for investment management fees and other operational expenses. Bergstresser et al., *Assessing the Costs, supra.* Thus, the effort to sell a mutual fund consumes material resources from the investors, often deducting around 5% from their total investments in a fund. In 2002, the fees associated with funds sold through a broker were twice as large as the fees charged to investors who purchased funds directly from the mutual fund family. *Id.*

250. The payment of kickbacks as described herein places in issue the sales loads paid by members of the Class. The disclosure of the sales load to be paid to the broker implies that the broker does not receive additional compensation for selling the fund. Had Class Members known that their brokers were receiving the additional undisclosed kickbacks, they would have realized that they were not getting unbiased advice and decided not to invest in the Wells Fargo

[17] SEC Rule 12b-1 under the Investment Company Act permits a fund to pay "12b-1" distribution fees out of fund assets, but only if the fund has adopted a 12b-1 plan authorizing their payment, and only if the Directors properly find that there is a reasonable likelihood that the plan will benefit the fund and its investors. Distribution fees are comprised of fees paid to the Distributor Defendants for marketing and selling fund shares, including compensation for advertising, the printing and mailing of prospectuses and sales literature to investors, and payments to brokers and others who sell fund shares.

Funds, saving the sales loads. At the very least, class members would have made their investments directly with the Wells Fargo Funds rather than through a broker, which would have not only saved the sales loads but prevented kickbacks from being deducted from their funds to pay broker dealers.

The Broker/Dealer Defendant Received Kickbacks From The Wells Fargo Funds.

251. Throughout the Class Period, the Broker/Dealer Defendant received undisclosed kickbacks from the Wells Fargo Funds in exchange for steering investors into the Wells Fargo Funds. The Broker/Dealer Defendant received this kickback in the form of "profit sharing" payments from the Funds Management Defendant. These "profit sharing" payments were in fact excessive fees paid by the Wells Fargo Funds to the Funds Management Defendant and/or the other Investment Adviser Defendants, which in turn were redistributed to the Broker/Dealer Defendant. NASD Letter of Acceptance, Waiver and Consent against Wells Fargo Investments, No. CE10500006.

252. WF Investments received revenue from its affiliate, Funds Management, for pushing Wells Fargo Funds based on customer assets held by the Wells Fargo Funds. See Wells Fargo Investments, LLC, An Investor Guide to Mutual Funds 6 (Dec. 2005), available at http://a248.e.akamai.net/7/248/1856/f61e334331442a/www.wellsfargo.com/pdf/online_brokerage/mf_disc.pdf. However, unlike non-proprietary funds, the Investment Adviser Defendants did not pay a negotiated fee rate to participate in revenue sharing arrangements with Defendants WF Investments. Instead, the Investment Adviser Defendants and the Distributor Defendants allocated revenue net of certain expenses to the various Wells Fargo & Company affiliates, including WF Investments, based on WF Investments' sales of Wells Fargo Proprietary Funds. Wells Fargo Investments, LLC, NASD Letter of Acceptance, Waiver and Consent (No. CE1050006). As a result, investors in the Wells Fargo Funds footed the bill for the financial incentives given to Wells Fargo's brokerage firms as kickbacks

253. Specifically, during the Class Period, WFI received the following amounts of revenue/profit sharing kickback payments from the Wells Fargo Funds: 2000 (November and December only) - $1,006,932; 2001 - $24,378,607; 2002 - $40,547,822; 2003 - $31,675,121;

2004 - $41,219,661; and 2005 (through June) - $23,958,166 for a total of ***$162,786,309.*** Additionally, during this same time period, WFI received $123,972,137 in questionable and excessive shareholder service fees that are also alleged to be disguised revenue sharing payments.

Plaintiffs And Other Members Of The Class Have Suffered Damages As A Result Of Defendants' Illegal And Improper Actions

254. As a result of Defendants' conduct alleged above, Plaintiffs and the other members of the Class have suffered damages. The damages suffered by Plaintiffs and the other members of the Class were a foreseeable consequence of Defendants' omissions and conduct, particularly in light of the fact that the net returns on the Wells Fargo Funds were diminished as a result of the improper kickbacks paid to broker/dealers from the funds. Plaintiffs and other members of the Class would not have purchased the Wells Fargo Funds, and paid the related commissions and fees associated with them, had they known of the illegal and improper practices as alleged above. By investing in the Wells Fargo Funds, Plaintiffs and other members of the Class received a return on their investment that was substantially less than the return they would have received had they invested the same dollars in a comparable fund. Alternatively, investors could have invested fewer dollars in a non-Wells Fargo Fund to obtain a rate of return equal to or greater than that obtained at a higher price from the comparable Wells Fargo Fund.

255. Additionally, Plaintiffs and other members of the Class were deceived into buying shares of the Wells Fargo Funds at an artificially inflated value. Plaintiffs and other members of the Class accepted, as an integral aspect of purchasing shares of the Wells Fargo Funds, that they would be required to pay fees and expenses against their ownership interests in the Wells Fargo Funds, with the understanding that those charges were legitimate outlays for services that would benefit the mutual fund and contribute positively to its value. In truth, a significant portion of those expenses was not being used to provide the services promised, but rather to increase the sales of the funds to other investors and thus the profits of Wells Fargo. As a result, the values of the Wells Fargo Funds were less than they appeared to be to members of the Class. Plaintiffs

and the other members of the Class have also suffered damages through commissions paid by Plaintiffs and the other members of the Class for their purchase of shares of the Wells Fargo Funds. Had Plaintiffs and the other members of the Class known about the practices alleged above, Plaintiffs and the other members of the Class would not have paid such commissions. The damages sustained by Plaintiffs and the other members of the Class, as a result of the commissions they paid for shares of the Wells Fargo Funds, were a foreseeable consequence of Defendants' failure to disclose.

256. Additionally, as a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of the Wells Fargo Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of the fact that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiffs and the other members of the Class acquired the shares or interest in the Wells Fargo Funds during the Class Period at distorted prices and were damaged thereby.

THE TRUTH BEGINS TO BE DISCLOSED

257. On June 8, 2005, the NASD censured and fined the Broker/Dealer Defendant. As detailed in the NASD's press release, the:

> NASD found that the [Broker/Dealer Defendants], most of which sold funds offered by hundreds of different mutual fund complexes, operated "preferred partner" or "shelf space" programs that provided certain benefits to a relatively small number of mutual fund complexes in return for directed brokerage. The benefits to mutual fund complexes of these quid pro quo arrangement included, in various cases, higher visibility on the firms' internal web sites, increased access to the firms' sales forces, participation in "top producer" or training meetings, and promotion of their funds on a broader basis than was available for other funds

Press Release, NASD, NASD Charges 15 Firms With Directed Brokerage Violations, Imposes Fines Totaling More Than $34 Million (June 8, 2005), *available at* http://www.nasd.com/web/idcplg?IdcService=SS_GET_PAGE&ssDocName=NASDW_014340 ("June 8, 2005 NASD Press Release").

258. Then, in December 2005, Wells Fargo Investments issued document entitled: **"WELLS FARGO INVESTMENTS, LLC POTENTIAL CONFLICTS OF INTEREST DISCLOSURE STATEMENT"** was publicly circulated. In this document, Wells Fargo Investments disclosed that:

- Wells Fargo Investments had entered into financial arrangements with a limited number of mutual fund companies (*i.e.* the Shelf Space Funds) that Wells Fargo Investments referred to as "Platform Participants";
- among these funds were the Wells Fargo Funds
- in addition to payments received from third-party mutual fund families, Wells Fargo Investments received revenue from Wells Fargo Funds Management, LLC
- as a result of these payments, these limited number of mutual funds "receive enhanced access to Wells Fargo's Investments' sales force" [i.e. "financial consultants"] and meet with said "financial consultants" in training events, conference calls and private meetings; and
- "the above-referenced payments and compensation arrangements are ***in addition to the sales charges and fees that are disclosed in the fee tables, prospectuses and statements of additional information***." (emphasis added).

In other words, in this document, Wells Fargo Investments admitted that it received the payments from the Wells Fargo Funds that are at issue in this Complaint, that said payments created "Potential Conflicts of Interests" and that, finally, such payments were not disclosed in either the Wells Fargo Funds' prospectuses or statements of additional information.

259. The filing of the Complaint in this case in November 2005, and the publication of notice of the Complaint pursuant to the Private Securities Litigation Reform Act, as well as the subsequent press releases regarding decisions rendered by this Court, created additional public awareness of Defendants' wrongdoing.

260. Nevertheless, the entire truth has still not been revealed. Defendants have not yet publicly announced either the recipients of their revenue sharing payments or the amount paid. Even in this case, there is still a "data gap" so that Defendants have yet to disclose the full extent of their revenue sharing payments.

CLASS ACTION ALLEGATIONS

261. Plaintiffs bring this action (excepts for Counts I and VI) as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class of all persons or entities who purchased shares or like interests in any of the Wells Fargo Funds between November 4, 2000 and June 8, 2005, inclusive and who were damaged thereby. Excluded from the class are Defendants, members of their immediate families and their legal representatives, heirs, successors, or assigns and any entity in which Defendants have or had a controlling interest (the "Class").

262. Plaintiffs bring Count I of this action on behalf of only some members of the Class, namely those persons who purchased their shares or like interests in the Wells Fargo Funds from Defendant Wells Fargo Investments (the "Subclass").

263. Plaintiffs do not assert any class action claims under Count VI.

264. The members of the Class and the Subclass are so numerous that joinder of all members is impracticable. While the exact number of the members of the Class and the Subclass is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are thousands of members. Record owners and other members of the Class and the Subclass may be identified from records maintained by the Wells Fargo and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions. Plaintiffs' claims are typical of the claims of the members of the Class and the Subclass as all members of the Class and the Subclass are similarly

affected by Defendants' wrongful conduct in violation of federal securities laws that is complained of herein. Plaintiffs are adequate representatives of the members of the C\ass and the Subclass in that they are informed about the general nature of the claims asserted herein, have hired and will supervise competent counsel, and will remain informed about the prosecution of this suit.

265. Common questions of law and fact exist as to all members of the Class and the Subclass, which predominate over any questions solely affecting individual members of the Class or the Subclass. Among the questions of law and fact common to the Class and the Subclass are:

a. Whether the federal securities laws were violated by Defendants' acts as alleged herein; and

b. To what extent the members of the Class and the Subclass have sustained damages and the proper measure of such damages.

266. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class and the Subclass may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class and the Subclass to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SECURITIES ACT CLAIMS

COUNT I

ON BEHALF OF THE PURCHASERS SUBCLASS AGAINST THE BROKER/DEALER DEFENDANT FOR VIOLATION OF SECTION 12(A)(2) OF THE SECURITIES ACT

267. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, Plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

268. This claim is brought pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77l(a)(2), on behalf of the Plaintiffs and other members of the Subclass against the Broker/Dealer Defendant for failure to disclose sales practices that created an insurmountable conflict of interest.

269. The Broker/Dealer Defendant was the seller, or the successor in interest to the sellers, within the meaning of the Securities Act, of the Wells Fargo Fund shares sold to Plaintiffs and other members of the Subclass because they either: (a) transferred title of shares of the Wells Fargo Funds to members of the Subclass; (b) transferred title to shares of the Wells Fargo Funds to the Wells Fargo Funds distributors that in turn sold shares of the Wells Fargo Funds as agents for the Wells Fargo Funds; and/or (c) solicited the purchase of shares of the Wells Fargo Funds by members of the Subclass.

270. During its sale of the Wells Fargo Funds to members of the Subclass, the Broker/Dealer Defendant failed to disclose the kickback payments and other improper inducements alleged herein that it received. These inducements created an insurmountable conflict of interest. Wells Fargo also caused to be issued to members of the Subclass the Prospectuses that failed to disclose that fees and commissions from the Wells Fargo Funds would be used to pay brokers for directing investors into the Wells Fargo Funds.

271. As set forth herein, when they became effective, all Wells Fargo Funds' Prospectuses were misleading as they omitted the following material facts:

a. that the Wells Fargo Funds' had a quid pro quo financial arrangement with brokers whereby the brokers received payments from the Wells Fargo Funds in exchange for pushing the Wells Fargo Funds on their clients

b. that the Wells Fargo Funds' investment advisers authorized the payment for these financial arrangements from Wells Fargo investors assets which were hidden as exorbitant advisory and distribution fees, even though no services were rendered by the Investment Advisers and Distributors in exchange for those fees;

REDACTED c. that the Wells Fargo Funds' investment advisers would and did pay over [redacted] million to Wells Fargo Investments out of fund assets; and

d. that the Wells Fargo Funds Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plans were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Wells Fargo Funds' Directors and there was not a reasonable likelihood that the plans would benefit the company and its shareholders;

e. that by paying brokers to steer their clients to the Wells Fargo Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

f. that any economies of scale achieved by marketing the Wells Fargo Funds to new investors were not passed on to the Wells Fargo Funds investors; on the contrary, as the Wells Fargo Funds grew, fees charged to the Wells Fargo Funds investors continued to increase;

g. that Defendants improperly used soft dollars and excessive commissions, paid from the Funds assets, to pay for overhead expenses the cost of which should have been borne by the Company and the Investment Adviser Defendants and not the Wells Fargo Funds investors; and

h. that the Directors failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the Wells Fargo Funds and their investors.

i. that by accepting payment from the Wells Fargo Funds (through the Investment Advisers and Distributors) to push the Wells Fargo Funds onto their clients, the Broker/Dealer Defendant had a conflict of interest material to investors.

272. At the time they purchased the Wells Fargo Funds shares traceable to the defective Prospectuses, members of the Subclass were without knowledge of the facts concerning the material omissions alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT II

ON BEHALF OF THE CLASS AGAINST THE REGISTRANT AND DISTRIBUTOR DEFENDANTS FOR VIOLATION OF SECTION 12(A)(2) OF THE SECURITIES ACT

273. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, Plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

274. This claim is brought pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77l(a)(2), on behalf of the Class against the Distributor Defendants and Registrant.

275. Each of the Distributor Defendants and the Registrant, was the seller, or the successor in interest to the seller, within the meaning of the Securities Act, for one or more of the respective Wells Fargo Fund shares sold to members of the Class because they either: (a) transferred title to members of the Class of the Wells Fargo Funds; (b) transferred title to shares of the Wells Fargo Funds to the Wells Fargo Funds Distributors that in turn sold shares of the Wells Fargo Funds as agents for the Wells Fargo Funds; and/or (c) solicited the purchase of shares of the Wells Fargo Funds by members of the Class.

276. Each of the Registrant Defendant and Distributor Defendants issued, caused to be issued and participated in the issuance of its respective misleading Prospectus that omitted material facts and is statutorily liable under Section 12.

277. Prior to purchasing shares of the Wells Fargo Funds, members of the Class were provided with a Wells Fargo Fund Prospectus. Members of the Class purchased shares of the Wells Fargo Funds traceable to a misleading Prospectus and were damaged thereby.

278. As set forth herein, when they became effective, the Prospectuses were materially false and misleading as they omitted the following material facts:

a. that the Wells Fargo Funds' had a quid pro quo financial arrangement with brokers whereby the brokers received payments from the Wells Fargo Funds in exchange for pushing the Wells Fargo Funds on their clients

b. that the Wells Fargo Funds' investment advisers authorized the payment for these financial arrangements from Wells Fargo investors assets which were hidden as exorbitant advisory and distribution fees, even though no services were rendered by the Investment Advisers and Distributors in exchange for those fees;

REDACTED c. that the Wells Fargo Funds' investment advisers would and did pay over million to Wells Fargo Investments out of fund assets; and

d. that the Wells Fargo Funds Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made as described herein were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Wells Fargo Funds' Directors and there was not a reasonable likelihood that the payments would benefit the company and its shareholders;

e. that by paying brokers to steer their clients to the Wells Fargo Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

f. that any economies of scale achieved by marketing the Wells Fargo Funds to new investors were not passed on to the Wells Fargo Funds investors; on the contrary, as the Wells Fargo Funds grew, fees charged to the Wells Fargo Funds investors continued to increase;

g. that Defendants improperly used soft dollars and excessive commissions, paid from the Funds assets, to pay for overhead expenses the cost of which should have been borne by the Company and the Investment Adviser Defendants and not the Wells Fargo Funds investors; and

h. that the Directors failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the Wells Fargo Funds and their investors.

279. Members of the Class have sustained damages due to these violations.

280. At the time they purchased the Wells Fargo Funds shares traceable to the defective Prospectuses, members of the Class were without knowledge of the facts concerning the material omissions alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT III

ON BEHALF OF THE CLASS AGAINST THE CONTROL PERSON DEFENDANT FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

281. Plaintiffs repeat and re-allege each and every allegation contained above, except that for purposes of this claim, Plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

282. This claim is brought pursuant to Section 15 of the Securities Act against the Control Person Defendant as control persons of the Broker/Dealer Defendant, the Registrant Defendants, and the Distributor Defendants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misleading information complained about herein is the collective action of the Control Person Defendant.

283. The Broker/Dealer Defendant, the Distributor Defendants, and the Registrant Defendants are liable under Section 12(a)(2) of the Securities Act as set forth herein.

284. The Control Person Defendant was a "control person" of the Broker/Dealer Defendants and the Distributor and Registrant Defendants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or ownership. At the time that members of the Class purchased shares of one or more of the Wells Fargo Funds, by virtue of its position of control and authority over the Broker/Dealer, Distributor, and Registrant Defendants, the Control Person Defendant directly and indirectly, had the power and authority, and exercised the same, to cause the Broker/Dealer, Distributor, and Registrant Defendants to engage in the wrongful conduct complained of herein.

285. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, the Control Person Defendant is liable to members of the Class to the same extent as the Broker/Dealer, Distributor and Registrant Defendants are for their primary violations of Section 12(a)(2) of the Securities Act.

286. By virtue of the foregoing, members of the Class are entitled to damages against the Control Person Defendant.

EXCHANGE ACT CLAIMS
FRAUD-ON-THE-MARKET ALLEGATIONS

287. At all relevant times, the market for the Wells Fargo Funds was efficient for, *inter alia*, the following reasons:

a. The Wells Fargo Funds met the requirements for listing, and were listed and actively traded through a highly efficient and automated market;

b. Regulated entitles, periodic public reports concerning the Wells Fargo Funds were regularly filed with the SEC;

c. Persons associated with the Wells Fargo Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

d. The Wells Fargo Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

288. As a result of the foregoing, the market for the Wells Fargo Funds promptly digested current information regarding the Wells Fargo Funds from all publicly available sources and reflected such information in the respective value for the Wells Fargo Funds as well as the market trend and demand for the shares of the Wells Fargo Funds. Investors who purchased or otherwise acquired shares or interests in the Wells Fargo Funds relied on the integrity of the market for such securities. Under the circumstances, all purchasers of the Wells Fargo Funds during the Class Period suffered similar injury through their purchase or acquisition of the Wells Fargo Funds at a value that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

COUNT IV

ON BEHALF OF THE CLASS AGAINST THE INVESTMENT ADVISOR AND REGISTRANT DEFENDANTS FOR VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10B-5 PROMULGATED THEREUNDER

289. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for claims brought pursuant to the Securities Act.

290. During the Class Period, the Investment Adviser and Registrant Defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiffs and other Class members, as alleged herein and caused Plaintiffs and other members of the Class to purchase Wells Fargo Funds at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, the Investment Adviser and Registrant Defendants took the actions set forth herein.

291. The Investment Adviser and Registrant Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of conduct which operated as a fraud and deceit upon the purchasers of the Wells Fargo Funds, including Plaintiffs and other members of the Class, in an effort to enrich themselves through undisclosed manipulative tactics by which they wrongfully distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All Defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

292. The Investment Adviser and Registrant Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Wells Fargo Funds' operations, as specified herein.

293. The Investment Adviser and Registrant Defendants employed devices and artifices to defraud and engaged in a course of conduct and scheme as alleged herein to

unlawfully manipulate and profit from excessive fees and/or commissions paid to them as a result of its undisclosed kickback arrangement described above and thereby engaged in transactions, practices and a course of conduct which operated as a fraud and deceit upon Plaintiffs and members of the Class.

294. The Investment Adviser and Registrant Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. The Investment Adviser and Registrant Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

295. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of the Wells Fargo Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of the fact that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Investment Adviser and Registrant Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by the Investment Adviser and Registrant Defendants during the Class Period, Plaintiffs and the other members of the Class acquired the shares or interest in the Wells Fargo Funds during the Class Period at distorted prices and were damaged thereby.

296. At the time of said misrepresentations and omissions, Plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiffs and other members of the Class known the truth concerning the Wells Fargo Funds' operations, which Defendants did not disclose, Plaintiffs and other members of the Class would not have purchased or otherwise acquired their shares, or, if they had acquired such shares during the Class Period, they would not have done so at the distorted prices which they paid; would not

have paid the commissions or fees paid as a result of their acquisition of the Wells Fargo Funds; and would not have paid the fees and costs associated with ownership of the Wells Fargo Funds.

297. By virtue of the foregoing, the Investment Adviser and Registrant Defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

298. As a direct and proximate result of the wrongful conduct by the Investment Adviser and Registrant Defendants, Plaintiffs and other members of the Class suffered damages in connection with their purchases and acquisitions of Wells Fargo Funds during the Class Period.

COUNT V
ON BEHALF OF THE CLASS AGAINST THE CONTROL PERSON DEFENDANT FOR VIOLATIONS OF SECTION 20(A) OF THE EXCHANGE ACT

299. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for claims brought pursuant to the Securities Act.

300. This claim is brought pursuant to Section 20(a) of the Exchange Act against the Control Person Defendant.

301. The Control Person Defendant acted as a controlling person of the Investment Adviser and Registrant Defendants within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Investment Adviser and Registrant Defendants' respective businesses and systematic involvement in the fraudulent scheme alleged herein, the Control Person Defendant had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Investment Adviser and Registrant Defendants, including the content and dissemination of the various statements which Plaintiffs contend are false and misleading. The Control Person Defendant had the ability to prevent the issuance of the statements alleged to be false and misleading or could have caused such statements to be corrected.

302. In particular, the Control Person Defendant had direct and supervisory involvement in the operations of the Investment Adviser and Registrant Defendants and, therefore, is presumed to have had the power to control or influence the particular transaction giving rise to the securities violations as alleged herein, and to have exercised same.

303. As set forth above, the Investment Adviser and Registrant Defendants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of its positions as a controlling person, the Control Person Defendant is liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of the Investment Adviser and Registrant Defendants' wrongful conduct, Plaintiffs and other members of the Class suffered damages in connection with their purchases of Wells Fargo Funds securities during the Class Period.

COUNT VI

BY PLAINTIFF RONALD SIEMERS FOR THE BENEFIT OF THE WELLS FARGO SMALL CAP GROWTH FUNDS AGAINST THE INVESTMENT ADVISER, SUBADVISER AND DISTRIBUTORDEFENDANTS PURSUANT TO SECTION 36(b) OF THE INVESTMENT COMPANY ACT

304. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporates the allegations contained above.

305. This Count is brought by Ronald Siemers, derivatively, on behalf of and for the benefit of the Wells Fargo Advantage Small Cap Growth Fund, against the Distributor Defendants, the Investment Adviser Defendants, and the Investment Sub-Adviser Defendant, for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

306. The Distributor, Investment Adviser and Investment Sub-Adviser Defendants had a fiduciary duty to Wells Fargo Advantage Small Cap Growth Fund with respect to the receipt of compensation for services and of payments of a material nature made by and to the Distributor, Investment Adviser and Investment Sub-Adviser Defendants.

307. The Distributor, Investment Adviser and Investment Sub-Adviser Defendants violated Section 36(b) by charging excessive Rule 12b-1 marketing fees and advisory fees. These Defendants caused the Wells Fargo Advantage Small Cap Growth Fund and their investors to pay inflated commissions (including soft dollar payments) and recouped from the Wells Fargo Advantage Small Cap Growth Fund and their investors, through management and other fees, the cost of any revenue sharing payments purportedly made from adviser or distributor assets. These Defendants also charged excessive advisory fees under section 36(b) because they improperly inflated management fees and shifted expenses from the Investment Advisers to the Funds and their investors without a corresponding reduction in their management fees to reflect that shift in expense; failed to pass along economies of scale; imposed an usually large fee schedule; and charged for active management of the Wells Fargo Advantage Small Cap Growth Fund, when, in fact, the Funds were passively managed.

308. By reason of the conduct described above, the Distributor, Investment Adviser and Investment Sub-Adviser Defendants violated Section 36(b) of the Investment Company Act.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment as follows:

(a) Determining that this action is a proper class action and certifying the Plaintiffs as Class representatives under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of Plaintiffs and the Class members against Defendants, jointly and severally, for all damages sustained as a result of Defendants' violations of the federal securities laws set forth above, in an amount to be proven at trial, including interest thereon;

(c) Awarding the Wells Fargo Advantage Small Cap Growth Fund the return of the excessive fees pursuant to the Investment Company Act claim;

(d) Awarding Plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(e) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

DATED: March 21, 2007

GUTRIDESAFIER LLP
By: /s/ Adam J. Gutride
Adam J. Gutride (Cal. State Bar No. 181446)
Seth A. Safier (Cal. State Bar No. 197427)
Kate J. Stoia (Cal. State Bar No. 183471)
835 Douglass Street
San Francisco, California 94114
Telephone: (415) 271-6469
Facsimile: (415) 449-6469

- and -

GUTRIDE SAFIER LLP
Michael R. Reese (Cal. State Bar No. 206773)
Kim E. Richman (admitted *pro hac vice*)
230 Park Avenue, Suite 963
New York, New York 10169
Telephone:(212) 579-4625
Facsimile: (212) 253-4272

Court Appointed Lead Counsel

LEAD PLAINTIFF'S CERTIFICATION
Siemers v. Wells Fargo et al. Securities Litigation

Ronald Siemers ("Lead Plaintiff") declares under penalty of perjury the following:

1. Lead Plaintiff has reviewed the complaint and authorized its filing.

2. Lead Plaintiff did not purchase the securities that are the subject of this action at the direction of plaintiff's counsel or in order to participate in this action.

3. Lead Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Lead Plaintiff's transactions during the Class Period are as set forth on the attached Schedule of Transactions. Lead Plaintiff has made no transaction during the Class Period in the securities that are the subject of this action except for those set forth in the Schedule of Transactions.

5. During the three years prior to the date of this Certification, Lead Plaintiff has not sought to serve or served as a representative party for a class action under the federal securities laws.

6. Lead Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Lead Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court. Lead Plaintiff understands that this is not a claim form, and that Lead Plaintiff's ability to share in any recovery as a member of the class is unaffected by Lead Plaintiff's decision to serve as a representative party.

7. I declare under penalty of perjury that the foregoing is true and correct. Executed this 17th day of November 2006.

Ronald F. Siemers

Ronald Siemers

Exhibit B

Ron & Jeanette Siemers Transaction(s) In
Wells Fargo MUTUAL FUNDS

Ticker		Purchase(s): Date	Shares	Price
MNSCX	Wells Fargo Advantage Small Cap Growth Fund CL A	02/20/04	217.028	11.0600
MNSCX	Wells Fargo Advantage Small Cap Growth Fund CL A	02/20/04	620.016	11.2800
MNSCX	Wells Fargo Advantage Small Cap Growth Fund CL A	12/15/04	13.394	11.5900
MFFAX	Wells Fargo [illegible] Montgomery Emerging Mkts Focus FD CL A	02/23/04	451.264	22.1800
NVDAX	Wells Fargo Diversified Equity FD	07/14/00	3.440	58.1500
NVDAX	Wells Fargo Diversified Equity FD	08/15/00	3.485	57.2200
NVDAX	Wells Fargo Diversified Equity FD	09/15/00	3.818	56.8000
NVDAX	Wells Fargo Diversified Equity FD	10/13/00	3.738	53.6000
NVDAX	Wells Fargo Diversified Equity FD	11/15/00	3.634	52.0300
NVDAX	Wells Fargo Diversified Equity FD	12/12/00	4.776	47.1800
NVDAX	Wells Fargo Diversified Equity FD	12/12/00	18.968	47.1200
NVDAX	Wells Fargo Diversified Equity FD	12/12/00	6.279	47.1200
NVDAX	Wells Fargo Diversified Equity FD	12/12/00	8.888	47.1200
NVDAX	Wells Fargo Diversified Equity FD	12/15/00	4.774	48.1500
NVDAX	Wells Fargo Diversified Equity FD	12/22/00	0.578	45.2800
NVDAX	Wells Fargo Diversified Equity FD	12/22/00	0.015	44.0700
NVDAX	Wells Fargo Diversified Equity FD	12/28/00	0.876	46.7400
NVDAX	Wells Fargo Diversified Equity FD	01/16/01	4.065	48.8400
NVDAX	Wells Fargo Diversified Equity FD	02/15/01	4.067	48.8200
NVDAX	Wells Fargo Diversified Equity FD	03/15/01	4.539	43.4900
NVDAX	Wells Fargo Diversified Equity FD	04/16/01	4.592	43.5500
NVDAX	Wells Fargo Diversified Equity FD	05/15/01	4.322	46.2700
NVDAX	Wells Fargo Diversified Equity FD	06/15/01	4.491	44.8600
NVDAX	Wells Fargo Diversified Equity FD	07/16/01	4.516	44.2900
NVDAX	Wells Fargo Diversified Equity FD	08/15/01	4.580	43.6400
NVDAX	Wells Fargo Diversified Equity FD	09/17/01	5.198	38.4000
NVDAX	Wells Fargo Diversified Equity FD	10/15/01	4.557	40.5100
NVDAX	Wells Fargo Diversified Equity FD	11/15/01	4.733	42.2800
NVDAX	Wells Fargo Diversified Equity FD	12/11/01	3.285	40.3800
NVDAX	Wells Fargo Diversified Equity FD	12/17/01	4.753	42.0800
NVDAX	Wells Fargo Diversified Equity FD	12/24/01	1.174	39.4900
NVDAX	Wells Fargo Diversified Equity FD	01/15/02	4.745	42.1200
NVDAX	Wells Fargo Diversified Equity FD	02/15/02	4.572	41.0500
NVDAX	Wells Fargo Diversified Equity FD	03/15/02	4.636	43.1400
NVDAX	Wells Fargo Diversified Equity FD	04/15/02	4.732	41.7400
NVDAX	Wells Fargo Diversified Equity FD	05/15/02	4.757	41.0900
NVDAX	Wells Fargo Diversified Equity FD	06/17/02	5.078	39.3800
NVDAX	Wells Fargo Diversified Equity FD	07/15/02	5.716	34.8900
NVDAX	Wells Fargo Diversified Equity FD	08/15/02	5.700	35.0900
NVDAX	Wells Fargo Diversified Equity FD	09/16/02	5.883	33.5400
NVDAX	Wells Fargo Diversified Equity FD	10/15/02	6.099	32.7900
NVDAX	Wells Fargo Diversified Equity FD	11/15/02	5.868	34.1100
NVDAX	Wells Fargo Diversified Equity FD	12/16/02	5.477	34.0300
NVDAX	Wells Fargo Diversified Equity FD	12/24/02	1.298	31.3700
NVDAX	Wells Fargo Diversified Equity FD	01/15/03	5.880	34.1300
NVDAX	Wells Fargo Diversified Equity FD	02/18/03	6.337	31.5600
NVDAX	Wells Fargo Diversified Equity FD	03/17/03	6.807	31.7100

NVDAX	Wells Fargo Diversified Equity FD	04/15/03	6.077	32.9100
NVDAX	Wells Fargo Diversified Equity FD	05/15/03	5.763	35.0600
NVDAX	Wells Fargo Diversified Equity FD	12/24/03	2.535	36.9800
NVDAX	Wells Fargo Diversified Equity FD	12/24/03	0.204	38.9800
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	12/03/01	808.778	10.3800
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	12/17/01	18.832	10.7000
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	01/15/02	19.159	10.4500
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	02/15/02	20.028	9.8800
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	03/15/02	19.474	10.2700
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	04/15/02	20.691	9.6800
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	05/15/02	21.412	9.3400
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	06/17/02	23.176	8.6300
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	07/15/02	26.247	7.6200
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	08/15/02	23.641	8.4600
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	09/16/02	28.040	7.2100
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	10/16/02	25.261	7.8000
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	11/15/02	24.164	8.2700
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	12/16/02	24.600	8.1300
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	01/15/03	23.095	8.5700
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	02/18/03	25.773	7.7600
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	03/17/03	25.412	7.8700
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	04/15/03	24.782	8.0300
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	05/15/03	22.039	9.0500
EXMCX	Eaton Vance TR Tax Managed Mid Cap Core FD CL A	05/21/03	818.126	9.0300
EXMCX	Eaton Vance TR Tax Managed Mid Cap Core FD CL A	05/21/03	804.925	9.0300
ESVAX	Eaton Vance TR Tax Managed Small Cap Value FD CL A	03/15/05	106.267	14.3000
ESVAX	Eaton Vance TR Tax Managed Small Cap Value FD CL A	04/15/05	107.836	13.9100
ESVAX	Eaton Vance TR Tax Managed Small Cap Value FD CL A	05/16/05	107.604	13.9400
EATVX	Eaton Vance TR Tax Managed Value FD CL A	12/03/01	835.001	12.8100
EATVX	Eaton Vance TR Tax Managed Value FD CL A	12/17/01	19.375	12.9700
EATVX	Eaton Vance TR Tax Managed Value FD CL A	01/15/02	19.040	13.1300
EATVX	Eaton Vance TR Tax Managed Value FD CL A	02/15/02	19.099	13.0900
EATVX	Eaton Vance TR Tax Managed Value FD CL A	03/15/02	18.116	13.8000
EATVX	Eaton Vance TR Tax Managed Value FD CL A	04/15/02	18.615	13.4300
EATVX	Eaton Vance TR Tax Managed Value FD CL A	05/15/02	18.464	13.8400
EATVX	Eaton Vance TR Tax Managed Value FD CL A	06/17/02	19.231	13.0000
EATVX	Eaton Vance TR Tax Managed Value FD CL A	07/15/02	21.538	11.6100
EATVX	Eaton Vance TR Tax Managed Value FD CL A	08/15/02	21.186	11.8000
EATVX	Eaton Vance TR Tax Managed Value FD CL A	09/16/02	21.930	11.4000
EATVX	Eaton Vance TR Tax Managed Value FD CL A	10/15/02	22.242	11.2400
EATVX	Eaton Vance TR Tax Managed Value FD CL A	11/15/02	21.815	11.4600
EATVX	Eaton Vance TR Tax Managed Value FD CL A	12/16/02	21.683	11.5300
EATVX	Eaton Vance TR Tax Managed Value FD CL A	12/30/02	0.468	10.6800
EATVX	Eaton Vance TR Tax Managed Value FD CL A	01/15/03	21.696	11.5700
EATVX	Eaton Vance TR Tax Managed Value FD CL A	02/18/03	23.170	10.7900
EATVX	Eaton Vance TR Tax Managed Value FD CL A	03/17/03	23.256	10.6700
EATVX	Eaton Vance TR Tax Managed Value FD CL A	04/15/03	22.341	11.1900
EATVX	Eaton Vance TR Tax Managed Value FD CL A	05/15/03	21.349	11.7100
EATVX	Eaton Vance TR Tax Managed Value FD CL A	05/21/03	658.743	11.4200
EATVX	Eaton Vance TR Tax Managed Value FD CL A	06/16/03	60.144	12.4700
EATVX	Eaton Vance TR Tax Managed Value FD CL A	07/15/03	61.627	12.1700
EATVX	Eaton Vance TR Tax Managed Value FD CL A	08/15/03	61.325	12.2300
EATVX	Eaton Vance TR Tax Managed Value FD CL A	09/15/03	60.582	12.3800

EATVX	Eaton Vance TR Tax Managed Value FD CL A	10/15/03	58.548	12.8100
EATVX	Eaton Vance TR Tax Managed Value FD CL A	11/17/03	57.895	12.9700
EATVX	Eaton Vance TR Tax Managed Value FD CL A	12/15/03	56.391	13.2000
EATVX	Eaton Vance TR Tax Managed Value FD CL A	12/29/03	20.456	12.9500
EATVX	Eaton Vance TR Tax Managed Value FD CL A	01/15/04	54.506	13.7800
EATVX	Eaton Vance TR Tax Managed Value FD CL A	02/17/04	52.891	14.1800
EATVX	Eaton Vance TR Tax Managed Value FD CL A	03/15/04	54.397	13.7900
EATVX	Eaton Vance TR Tax Managed Value FD CL A	04/15/04	54.250	13.8300
EATVX	Eaton Vance TR Tax Managed Value FD CL A	05/17/04	56.206	13.3200
EATVX	Eaton Vance TR Tax Managed Value FD CL A	06/15/04	54.265	15.8200
EATVX	Eaton Vance TR Tax Managed Value FD CL A	07/15/04	54.387	13.7800
EATVX	Eaton Vance TR Tax Managed Value FD CL A	08/16/04	54.865	13.6700
EATVX	Eaton Vance TR Tax Managed Value FD CL A	09/15/04	52.817	14.2000
EATVX	Eaton Vance TR Tax Managed Value FD CL A	10/15/04	52.411	14.3100
EATVX	Eaton Vance TR Tax Managed Value FD CL A	11/15/04	49.375	15.1900
EATVX	Eaton Vance TR Tax Managed Value FD CL A	12/15/04	49.232	15.5500
EATVX	Eaton Vance TR Tax Managed Value FD CL A	12/28/04	27.041	14.8000
EATVX	Eaton Vance TR Tax Managed Value FD CL A	01/18/05	41.701	15.4000
EATVX	Eaton Vance TR Tax Managed Value FD CL A	02/15/05	47.710	15.7200
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	12/15/04	71.823	10.5600
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	12/28/04	22.154	10.0600
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	01/18/05	72.394	10.2700
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	02/15/05	71.896	10.5800
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	12/06/01	1,026.035	9.5400
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	12/17/01	25.562	9.7800
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	01/15/02	25.407	9.8400
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	02/15/02	25.861	9.6500
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	03/15/02	24.704	10.1200
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	04/15/02	26.510	9.8000
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	05/15/02	25.657	9.7400
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	06/17/02	27.119	9.2200
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	07/15/02	30.713	8.1400
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	08/15/02	30.157	8.2900
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	09/16/02	30.978	8.0700
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	10/15/02	31.172	8.0200
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	11/15/02	30.377	8.2300
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	12/16/02	30.488	8.2000
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	01/15/03	30.562	8.1600
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	02/18/03	32.724	7.6400
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	03/17/03	32.595	7.6700
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	04/15/03	31.467	7.9800
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	05/15/03	29.727	8.4100
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	05/21/03	923.645	8.1200
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	06/16/03	84.838	8.6300
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	07/15/03	85.714	8.7500
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	08/15/03	85.911	8.7300
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	09/15/03	84.850	8.6600
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	10/15/03	81.957	9.1500
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	11/17/03	81.345	9.2200
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	12/15/03	79.787	9.4000
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	12/29/03	4.726	9.2300
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	01/15/04	76.297	9.8300
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	02/17/04	74.257	10.1000

EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	03/15/04	77.240	8.7100
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	04/15/04	75.453	8.9400
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	05/17/04	76.634	8.6500
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	06/15/04	73.228	9.0700
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	07/15/04	76.823	8.7500
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	08/16/04	79.861	8.4600
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	09/15/04	76.375	8.8200
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	10/15/04	77.299	9.0900
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	11/15/04	72.324	10.5700
ETEMX	Eaton Vance SPL INVT TR Emerging MKTS FD CL A	05/21/03	1,602.564	12.4600
ETEMX	Eaton Vance SPL INVT TR Emerging MKTS FD CL A	05/18/04	1.858	15.8400
ETEMX	Eaton Vance SPL INVT TR Emerging MKTS FD CL A	12/28/04	8.280	19.7400
ETEMX	Eaton Vance SPL INVT TR Emerging MKTS FD CL A	12/28/04	51.309	19.7400
FMCSX	Fidelity Devonshire TR Mid-Cap STK	07/14/00	7.539	26.5300
FMCSX	Fidelity Devonshire TR Mid-Cap STK	08/15/00	7.477	26.8300
FMCSX	Fidelity Devonshire TR Mid-Cap STK	09/15/00	7.454	26.8300
FMCSX	Fidelity Devonshire TR Mid-Cap STK	10/13/00	7.584	25.8600
FMCSX	Fidelity Devonshire TR Mid-Cap STK	11/15/00	7.701	25.9700
FMCSX	Fidelity Devonshire TR Mid-Cap STK	12/15/00	8.067	24.7300
FMCSX	Fidelity Devonshire TR Mid-Cap STK	01/16/01	8.326	24.0200
FMCSX	Fidelity Devonshire TR Mid-Cap STK	02/15/01	8.106	24.6900
FMCSX	Fidelity Devonshire TR Mid-Cap STK	03/15/01	8.655	23.8600
FMCSX	Fidelity Devonshire TR Mid-Cap STK	04/16/01	8.535	23.4300
FMCSX	Fidelity Devonshire TR Mid-Cap STK	05/15/01	8.199	24.7000
FMCSX	Fidelity Devonshire TR Mid-Cap STK	06/11/01	2.172	24.8000
FMCSX	Fidelity Devonshire TR Mid-Cap STK	06/15/01	8.237	24.2800
FMCSX	Fidelity Devonshire TR Mid-Cap STK	07/16/01	8.421	23.7500
FMCSX	Fidelity Devonshire TR Mid-Cap STK	08/15/01	8.711	22.9600
FMCSX	Fidelity Devonshire TR Mid-Cap STK	09/17/01	10.098	19.8100
FMCSX	Fidelity Devonshire TR Mid-Cap STK	10/15/01	9.898	20.2100
FMCSX	Fidelity Devonshire TR Mid-Cap STK	11/15/01	9.320	21.4600
FMCSX	Fidelity Devonshire TR Mid-Cap STK	12/10/01	2.854	22.6200
FMCSX	Fidelity Devonshire TR Mid-Cap STK	12/17/01	8.853	22.8400
FMCSX	Fidelity Devonshire TR Mid-Cap STK	01/15/02	9.005	22.2100
FMCSX	Fidelity Devonshire TR Mid-Cap STK	02/15/02	9.311	21.4900
FMCSX	Fidelity Devonshire TR Mid-Cap STK	03/15/02	8.869	22.6500
FMCSX	Fidelity Devonshire TR Mid-Cap STK	04/15/02	9.187	21.6900
FMCSX	Fidelity Devonshire TR Mid-Cap STK	05/15/02	9.294	21.7900
FMCSX	Fidelity Devonshire TR Mid-Cap STK	06/10/02	1.134	19.6500
FMCSX	Fidelity Devonshire TR Mid-Cap STK	06/17/02	10.085	19.8700
FMCSX	Fidelity Devonshire TR Mid-Cap STK	07/15/02	11.559	17.1400
FMCSX	Fidelity Devonshire TR Mid-Cap STK	08/15/02	12.045	16.6000
FMCSX	Fidelity Devonshire TR Mid-Cap STK	09/16/02	12.453	16.0600
FMCSX	Fidelity Devonshire TR Mid-Cap STK	10/15/02	12.539	15.0500
FMCSX	Fidelity Devonshire TR Mid-Cap STK	11/15/02	11.876	16.7000
FMCSX	Fidelity Devonshire TR Mid-Cap STK	12/09/02	2.057	16.8100
FMCSX	Fidelity Devonshire TR Mid-Cap STK	12/16/02	11.940	16.7500
FMCSX	Fidelity Devonshire TR Mid-Cap STK	01/15/03	11.905	16.8000
FMCSX	Fidelity Devonshire TR Mid-Cap STK	02/18/03	12.682	15.7700
FMCSX	Fidelity Devonshire TR Mid-Cap STK	03/17/03	12.521	15.9700
FMCSX	Fidelity Devonshire TR Mid-Cap STK	04/15/03	12.346	16.2000
FMCSX	Fidelity Devonshire TR Mid-Cap STK	05/15/03	11.384	17.6000
FMCSX	Fidelity Devonshire TR Mid-Cap STK	06/09/03	2.018	18.5500

FMCSX	Fidelity Devonshire TR Mid-Cap STK	12/08/03	2.222	21.0800
FMCSX	Fidelity Devonshire TR Mid Cap STK	08/07/04	9.874	21.5000
FMCSX	Fidelity Devonshire TR Mid-Cap STK	12/06/04	2.048	22.2500
ITHAX	Hartford MUT CAP APPR A	11/07/01	188.356	28.2800
ITHAX	Hartford MUT CAP APPR A	12/18/01	193.210	27.4700
ITHAX	Hartford MUT CAP APPR A	01/18/02	111.407	26.6800
ITHAX	Hartford MUT CAP APPR A	02/20/02	117.558	25.5200
ITHAX	Hartford MUT CAP APPR A	03/18/02	108.814	27.5700
ITHAX	Hartford MUT CAP APPR A	04/18/02	111.192	26.9800
ITHAX	Hartford MUT CAP APPR A	02/20/04	662.100	30.1700
ITBAX	Hartford Total Return Fund A	02/28/03	888.107	11.6400
HSLAX	Hartford Fortis Small Cap Fund A	02/20/04	31.599	26.9100
HSLAX	Hartford Fortis Small Cap Fund A	02/20/04	745.837	26.1300
IHSTX	Hartford Mutual Fund Stock Fund Class A	04/18/02	182.338	18.4200
IHSTX	Hartford Mutual Fund Stock Fund Class A	03/18/02	154.480	19.4200
IHSTX	Hartford Mutual Fund Stock Fund Class A	02/20/02	168.574	18.0100
IHSTX	Hartford Mutual Fund Stock Fund Class A	01/18/02	152.915	18.7600
IHSTX	Hartford Mutual Fund Stock Fund Class A	12/18/01	157.853	19.0400
IHSTX	Hartford Mutual Fund Stock Fund Class A	11/07/01	267.423	18.5100
ITTAX	Hartford Advisers FD CL A	04/18/02	185.078	15.8000
ITTAX	Hartford Advisers FD CL A	03/18/02	189.894	15.6400
ITTAX	Hartford Advisers FD CL A	02/20/02	198.413	15.1200
ITTAX	Hartford Advisers FD CL A	01/18/02	193.424	15.5100
ITTAX	Hartford Advisers FD CL A	12/18/01	192.184	15.6100
ITTAX	Hartford Advisers FD CL A	11/07/01	318.738	15.5500
HAHAX	Hartford High Yield FD CL A	02/28/03	1,363.073	8.0700
HALAX	Hartford Global Leaders FD CL A	04/18/02	69.390	14.4100
HALAX	Hartford Global Leaders FD CL A	03/18/02	68.120	14.6800
HALAX	Hartford Global Leaders FD CL A	02/19/02	72.780	13.7400
HALAX	Hartford Global Leaders FD CL A	01/18/02	70.126	14.2600
HALAX	Hartford Global Leaders FD CL A	12/18/01	68.189	14.6700
HALAX	Hartford Global Leaders FD CL A	11/07/01	115.115	14.2100
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	01/15/03	34.783	5.7500
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	12/16/02	35.898	5.5500
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	11/15/02	36.273	5.6700
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	10/15/02	37.453	5.3400
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	07/15/02	31.299	6.3900
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	08/15/02	32.680	6.1200
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	09/16/02	36.900	5.4200
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	06/17/02	28.571	7.0000
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	05/15/02	25.740	7.7700
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	04/15/02	26.008	7.6900
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	03/15/02	25.000	8.0000
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	12/17/01	24.722	8.0900
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	12/08/01	793.625	7.9700
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	01/15/02	25.126	7.0600
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	02/15/02	26.385	7.5800
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	02/18/03	37.313	5.3600
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	03/18/03	38.685	5.1700
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	04/15/03	37.453	5.3400
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	05/15/03	33.273	6.6700
ETIAX	Eaton Vance Growth EV Info Age FD CL A	01/15/03	17.182	11.6400
ETIAX	Eaton Vance Growth EV Info Age FD CL A	11/15/02	16.949	11.8000

ETIAX	Eaton Vance Growth EV Info Age FD CL A	10/15/02	17.825	11.2200
ETIAX	Eaton Vance Growth EV Info Age FD CL A	07/15/02	16.528	12.0300
ETIAX	Eaton Vance Growth EV Info Age FD CL A	08/15/02	17.212	11.6200
ETIAX	Eaton Vance Growth EV Info Age FD CL A	09/16/02	17.276	11.5100
ETIAX	Eaton Vance Growth EV Info Age FD CL A	06/17/02	14.881	13.4400
ETIAX	Eaton Vance Growth EV Info Age FD CL A	05/15/02	13.966	14.3200
ETIAX	Eaton Vance Growth EV Info Age FD CL A	04/15/02	14.046	14.2400
ETIAX	Eaton Vance Growth EV Info Age FD CL A	03/15/02	13.604	14.5100
ETIAX	Eaton Vance Growth EV Info Age FD CL A	12/17/01	14.088	14.2800
ETIAX	Eaton Vance Growth EV Info Age FD CL A	12/08/01	448.276	14.1100
ETIAX	Eaton Vance Growth EV Info Age FD CL A	01/15/02	13.978	14.3100
ETIAX	Eaton Vance Growth EV Info Age FD CL A	02/15/02	14.493	13.8000
ETIAX	Eaton Vance Growth EV Info Age FD CL A	12/15/02	17.182	11.6400
ETIAX	Eaton Vance Growth EV Info Age FD CL A	02/18/03	18.365	10.9500
ETIAX	Eaton Vance Growth EV Info Age FD CL A	03/18/03	18.639	10.7300
ETIAX	Eaton Vance Growth EV Info Age FD CL A	04/15/03	18.051	11.0800
ETIAX	Eaton Vance Growth EV Info Age FD CL A	06/16/03	16.705	11.9700
EPGAX	Fidelity Advisor SR I EQTY Port GRWTH Class A	11/15/01	3.996	60.6000
FADTX	Fidelity ADV SER VII Technology FD CL A	11/16/01	14.652	17.1600
FUGAX	Fidelity ADV Ser VII Telecommunications & Utilities Growth FD CL A	11/15/01	16.229	13.7200
FEIAX	Fidelity Advisor SR II Equity Income FD CL A	11/15/01	7.540	25.1800
FAOAX	Fidelity Advisor VII Overseas FD CL A	11/15/01	14.025	14.2600

Ticker		Sales(s): Date	Shares	Price
NVDAX	Wells Fargo Diversified Equity FD	02/24/04	244.378	40.0200
NVDAX	Wells Fargo Diversified Equity FD	04/07/04	2.518	41.2100
NVDAX	Wells Fargo Diversified Equity FD	02/26/04	171.068	40.9200
IHSTX	Hartford Mutual Fund Stock Fund Class A	02/20/04	1,068.293	17.5400
ITTAX	Hartford Advisers FD CL A	02/20/04	1,328.163	15.0400
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	05/21/03	1,387.687	5.3200
ETIAX	Eaton Vance Growth EV Info Age FD CL A	05/21/03	735.181	11.1500
EPGAX	Fidelity Advisor SR I EQTY Port GRWTH Class A	12/05/01	238.893	49.9500
FADTX	Fidelity ADV SER VII Technology FD CL A	12/05/01	382.751	17.5200
FUGAX	Fidelity ADV Ser VII Telecommunications & Utilities Growth FD CL A	12/05/01	432.018	13.0200
FEIAX	Fidelity Advisor SR II Equity Income FD CL A	12/05/01	76.578	24.3700
FAOAX	Fidelity Advisor VII Overseas FD CL A	12/05/01	393.629	14.1000
FAGAX	Fidelity Advisor SR II Growth Opptys Port CL A	12/05/01	245.167	29.1700

PLAINTIFF'S CERTIFICATION – *Siemers v. Wells Fargo et al. Securities Litigation*

Forrest McKenna ("Plaintiff") declares under penalty of perjury the following:

1. Plaintiff has reviewed the complaint in this case and adopts its allegations.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. To the best of Plaintiffs' knowledge, Plaintiff's transactions during the Class Period in the securities that are the subject of this action are as set forth on the attached Schedule of Transactions. To the best of Plaintiff's knowledge, Plaintiff has made no transaction during the Class Period in the securities that are the subject of this action expect for those set forth in the Schedule of Transactions.

5. During the three years prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class action under the federal securities laws.

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court. Plaintiff understands that this is not a claim form, and that Plaintiff's ability to share in any recovery as a member of the class is unaffected by Plaintiff's decision to serve as a representative party.

7. I declare under penalty of perjury under the laws of the United States that the foregoing is true and correct. Executed this 27th day of December 2006.

Forrest McKenna

SCHEDULE OF TRANSACTIONS OF FORREST MCKENNA

(Through Wells Fargo Investments)

Date	Transaction	Shares	Price	Amount
AIM Premier Equity				
2/2/2001	Sold	609.15	11.967255	$7,289.83
5/3/2001	Purchased	200.00	11.957282	$2,391.44
7/25/2001	Sold	764.01	11.098408	$8,479.35
AIM International Growth				
7/25/2001	Sold	194.98	8.807752	$1,717.33
Hartford Global Leaders				
7/25/2001	Sold	225.96	16.448707	$3,716.67
Hartford Growth Opportunities Fund				
2/2/2001	Purchased	259.17	28.127380	$7,289.83
5/3/2001	Sold	259.17	24.660986	$6,391.43
Hartford Money Market Fund				
7/25/2001	Purchased	2874.53	13.134778	$37,756.37
4/11/2002	Sold	907.11	13.228821	$12,000.00
7/5/2002	Sold	954.55	13.232598	$12,631.19
10/21/2002	Sold	2.27	13.230148	$30.00
10/21/2003	Sold	2.28	13.156738	$30.00
12/12/2003	Sold	1008.33	13.142105	$13,251.53
MFS Emerging Growth				
5/3/2001	Sold	281.66	12.186653	$3,432.54
Wells Fargo Advantage Large Company Growth				
5/3/2001	Purchased	191.84	20.851136	$4,000.00
7/25/2001	Sold	1033.52	19.446360	$20,098.28
Wells Fargo Advantage Small Cap Growth				
5/3/2001	Purchased	252.18	13.611479	$3,432.54
7/25/2001	Sold	252.41	12.742706	$3,216.45

Wells Fargo Advantage Total Return Bond

7/25/2001	Sold	37.13	14.308179	$531.29

Wells Fargo Passage Variable Annuity

4/11/2002	Liquidated	$12000.00
7/5/2002	Liquidated	$12631.19
12/12/2003	Liquidated	$13251.53

Wells Fargo Funds Management, LLC.
Master list: Revenue Sharing Arrangments

Payee	Channel	Finance Contact	Payable Account Number	Dealer Code/Branch	Funds	External Payment (Distribution Fees/Revenue)	Internal Relationship Manager	Date to begin Payment	Payment Instructions	Invoice	Contract date	Last updated
401k Investment Services	IMO/FMG	Deborah Ebner (512) 344-3008	327/2400840453	335	All A Shares	35 bps		1-Nov-02	ABA Number: 111000614 Account Number: 0440037604 Account Name: The 401(k) Company Bank Address: Bank One, TX, NA 221 West Sixth St. Austin, TX 78701	No		
AG Edwards	External Retail	Greg Elston 314-955-5519	All Accounts	201	All Funds	15 bps revenue share plus trailer on all funds except for WF Montgomery Short Duration Class I. Short Duration I is 0.05%. Also, $4 annual for Level One and Four networking; $12 annual for Level Three networking;		1-Jan-03	Mr. Michael Scafati AG Edwards & Sons, Inc. Managed Products Department One North Jefferson St. Louis, MO 63103	No – Only email reminder is sent		
Allstate Insurance Plan	IMO/FMG	Karl Stanway (847) 402-6198	2244404595	40007	All, specifically 360, 361, 491,	25bps		Sept. 2002	PAYMENT MADE BY STEPHENS Account name: Allstate Life Insurance of New York SPDA Reinsurance General Account number: 910-2 638831 Bank name: Chase Manhattan Bank ABA number: 021000021 Address: 4 Chase Metro Tech Center, Brooklyn, NY 11245 *please include "Wells Fargo revenue sharing" and the time period in the description field	No		
American Express - Signature One VA		Aran Bogen (612) 678-5629	All	40005	VT Equity Income	28 bps annual				No		
American Express Financial - SPS Advantage Wrap	External Retail	Aran Bogen (612) 678-5629	2100011534	164	Select funds, A shares and I shares	See American Express Tab		1st Qtr 2000		No		
American Express Financial - Retail B/D	External Retail	Aran Bogen (612) 678-5629	All Accounts	218	All funds	See American Express Tab		15-Sep-03	Per invoice,	Yes		9-Oct-03
American Express Trust Co.	IMO/ITG	Sue Kibler 612-671-1953		40407	#67 Growth Balanced, I #79 - Stable Income I #87 - Lg Co. Growth I #89 - Strategic Income I #95 - Strategic Growth Allocation I	25 bps on Lg. Co Growth, I to AMEX Market share on all other funds to ITG	Lucinda Franz	Jun-02	American Express Financial Advisors Wells Fargo of Mpls ABA 091000019 Account: 1065885	Yes		
American Skandia - VA		David Russell (800) 828-8039 ext 6927		20180	VT Asset Allocation #360 VT Corp Bond # VT Equity Income #491 VT Equity Value #384 VT Growth #361 VT International #1440 VT Large Co Growth #486 VT Money Market #362 VT Small Cap Growth #475	10 bps on funds (360, 361,362) 47bps on funds (491, 384, 1440, 486, 475)				Yes		
American Skandia - Wrap		Mark Merritt	All	683	Equity Income, A	15 bps annual		1st Qtr 2001	as of 10/16/03 no paym	No		

12/14/2006 6:52 PM

Wells Fargo Funds Management, LLC.
Master list: Revenue Sharing Arrangments

Payee	Channel	Finance Contact	Payable Account Number	Dealer Code/Branch	Funds	External Payment (Distribution Fees/Revenue)	Internal Relationship Manager	Date to begin Payment	Payment Instructions	Invoice	Contract date	Last updated
Aon Consulting		Karen Rendell 314-719-3833		40388	Cash Investment, I Outlook Funds, A share	Cap - 10bps (Cash Inv. I) 25bps annual (Outlook Funds)		8/31/2001	Aon Consulting Attn: Karen Randell. 8182 Maryland Avenue Suite 550 STL MO 63105 314-719-3833	No		
Bear Stearns	Cash Management	Jeff Baffin	451/2466601820	40008	Cash Investment, I	Cap - 13bps	Dave Sylvester	Dec. 2001	CTC NJ ABA - 031207526 Acct. # 002-07050-18 Attn. Jeff Baffin	No		
Bear Stearns	Cash Management	Jeff Baffin	451/2466662787	40008	Cash Investment, I	Cap - 11bps when assets excede $500 Million	Dave Sylvester	Dec. 2002	CTC NJ ABA - 031207526 Acct. #: 002-07050-18 Attn: Jeff Baffin			
Bear Stearns	Cash Management	Jeff Baffin	451/2466818402	40008	Cash Investment MM, I	Cap - 13bps	Dave Sylvester		Citibank ABA#021000089 FAO: Bear Stearns Account #: 092-53196 Further Credit Account #004-87770			
Blake School	IMO/TG		87/2466633055	900200	Large Co Growth, I	0	Jeff Phillips	8/18/2003				
BONY - Bank of New York	Cash Management	Jeff Notaro (212) 635-7672	All	20253	Money Market Funds	Expense Ratio minus 13.5			Bank of New York, New York, NY ABA # 021-000-018 Account # G/L 111055 Attn. STIF/MasterNote	No		
					International Equity, A	15 bps annual						
					Large Co Growth, A	15 bps annual						
					Mid Cap Growth, A	15 bps annual						
					Diversified Bond, I	25 bps annual						
					Cash Investment, Service	33 bps annual				No		
					Govt MM, A	60 bps annual				No		
					Cash Investment, I	10 bps annual				No		
					Treasury Plus MM, A	50 bps annual				No		
					Treasury Plus Inst MM	31 bps annual				No		
					Natl Tax Free Inst MM	15 bps annual				No		
					Money Market, A	61 bps annual				No		
					Money Market Trust	5 bps annual				No		
					Treasury Plus Inst MM	10 bps annual				No		
Boston Institutional Services		Jennifer Kinser (617) 223-5062			All funds, A shares	Standard shareholder fee		TBD		No		
					All funds, I shares	15 bps annual				No		
					All Money Markets	Net ER-20 bps annual				No		
Boston Safe Deposit & Trust	IMO/FMG		All	40395	Large Co. Growth, I	25 bps annual		2002	Mellon Employee Benefit Solutions Box 371143 Pittsburgh, PA 15251-7143	Yes		
Browning Employee Pension Plan	IMO/FMG	Kraig Walker (801)876-2711 ext. 295	2466640868	20000-500	Large Co. Growth, I	25 bps annual		Dec-02	Wells Fargo Bank ABA # 121000248 Account Name: Browning Account #: 032-00743-62	No		
Charles Schwab	External Retail	Kevin Geary (415) 636-3011	All	164	Select funds, A shares and I shares	1. 35 bps annual 2. Min. $2000/month/cusip				Yes		

12/14/2006 8:52 PM

CONFIDENTIAL

FMG 007519

Wells Fargo Funds Management, LLC.
Master list: Revenue Sharing Arrangments

Payee	Channel	Finance Contact	Payable Account Number	Dealer Code/Branch	Funds	External Payment Fees/Revenue) (Distribution	Internal Relationship Manager	Date to begin Payment	Payment Instructions	Invoice	Contract date	Last updated
Chicago Mercantile Exchange In	Cash Management	Tim Doar	451/2488662779 451/2488662783	20000	Cash Investment, I	Cap - -15bps		Jun-03	FNBCUS44 Account Name: Chicago Mercantile Exchange General Account Account # 50-29805	Yes (e-mail)		
Circle Trust	IMO/ITG	Alisa Blum (203) 353-5691	68/2468628639	30363	Diversified Bond, I	None						
CitiStreet	IMO/ITG	Michael Devide (617) 376-4671	87/2468662656 87/2468662660 87/2468662664 87/2468662672 87/2468662668 87/2468662888	40399	Large Co Growth, I	25 bps annual	Kyle O'Brien	Jan-02	CitiStreet Battery March Park III, 3 Pinehill Drive Quincy, MA 02169	No		
Deseret Mutual Benefit Administration	IMO/ITG		87/2468644281 87/2468644277 87/2468644273	900200	Large Co Growth, I	None	Steve Guggenberger (612) 667-5337	4/1/2003		No		
Dreyfus - OneSource		Tim Barrett (800) 221-1295		40390	Cash Investment I Natl Tax Free Inst MM Treasury Plus Inst MM	10 bps annual		TBD		No		
Evans & Sutherland	IMO/ITG	Sherry Glanville (888) 355-6196	87/2168800269	226	Large Co Growth, I	25 bps annual	Jane Mason		Sherry Glanville US Bank 555 SD Oak PL6, Portland, OR 97204	No		
Federated Life Insurance	IMO/ITG	Tom Koch (507) 455-5943	All	40050	Diversified Equity, I	30 bps annual		Oct, 2000	Federated Life Insurance Co. Attn: Tom Koch PO Box 328 Owatonna, MN 55060-0328	No		
					Index Fund, I	8 bps annual				No		
					International Equity, I	30 bps annual				No		
					Outlook Funds, I	30 bps annual				No		
					Small Cap Growth, I	30 bps annual				No		
Fidelity Investments (FIIOC)Premier 401(k)	IMO/FMG	Jackie Hagan (401) 292-5918	multiple	226 (multiple branches)	Outlook Funds, A Growth Balanced, A	25 bps annual to Fidelity				Yes		
Fidelity Investments (FIIOC)	IMO/FMG	Jim Rice (617) 563-8075		40008	Small Cap Growth, A Large Co Growth, I	35 bps annual 15 bps annual		Oct. 2000		Yes		
Fidelity Investments (FIIOC)	IMO/ITG	Lille Lucas	Deguesa Co.	40008	Large Co Growth, I	25bps annual	Jeff Phillips	Jul-03				
Fidelity Management Trust Co.	IMO/ITG	Janet Corrigan 617-392-2319	2468662795 2468662811 2468662803 2468662807	30500	87 Large Company Growth, I	0	Linda Mikolajczak	Jan-03	Bankers Trust/NYC Harborside ABA# 021-001-033 DDA# 00-678-665 BNF: FMTC Wire Settlements Account Reference: AT&T Wireless ATTN: FPCMS Cash Management	No		
Fidelity NTF Program	IMO/FMG	Tom Wagner 617-563-5215	all accounts within	226/Branches: 179,251,279,379,479,579 ,679,613,609,669,Y96, Y99	All A shares, Total Return I, Emerging Mkts I	10 bps			Bank One, Chicago National Financial Services Corp ABA# 071000013 Acct# 1103464	Yes		
First Allied Securities	External Retail	Opps: Tiy Oneal (619)-702-9632 Comm: Ann Winn (619) 702-9682		Bear Stearns: 352 Pershing: 443 CSC: 221				23-Jul-02	Wells Fargo: ABA # 121000248 Acct# 3099223251 First Allied Securities Inc			
First Allied Securities	External Retail	Opps. Tiy Oneal (619)-702-9632 Comm: Ann Winn (619) 702-9682		4090				23-Jul-02	Union Bank ABA# 122000496 Acct# 8010035897 First Allied Securities Inc.			
First Mercantile (Wes Clark)	Internal Retail	Jason Tobin		226								
Fortis - VA		Cathy Schroeder (651) 738-4186		40002	Select VA Funds	10 bps annual - 12b-1 fee				Yes		

12/14/20066:52 PM

CONFIDENTIAL

FMG 007520

Wells Fargo Funds Management, LLC.
Master list: Revenue Sharing Arrangments

Payee	Channel	Finance Contact	Payable Account Number	Dealer Code/Branch	Funds	External Payment (Distribution Fees/Revenue)	Internal Relationship Manager	Date to begin Payment	Payment Instructions	Invoice	Contract date	Last updated
Galusha, Higgins, Galusha (Sidert & Ross)	IMO/ITG	Cathy McNellis (406)442-5570	87/2466600435	40400	87 Large Co Growth, I	25 bps annual	Doug Murray	Dec. 2001	US Bank of Minnesota 1200 Energy Park Drive St. Paul, MN 888-799-4737 Routing Number: 092900383 US Bank of Montana Fbo Galusha, Higgins, Galusha Deferred Comp. And Profit Sharing Plan Acct: 1 560 2358 1175	No		
Great West Life & Annuity Insurance Co.	IMO/FMG	Jan O'Malley (303) 737-4078		30360	All funds, A shares, I shares	35 bps annual (A shares) 10 bps (I shares)		1st Qtr 2001		No		
Green-Wood Cemetery Permanent Maintenance Fund	IMO/ITG		87/2466644269	900200	87 Large Co Growth, I	No External payment	Linda Mikolajczak	4/1/2003				
HD Vest Financial		Joel Bennett	All	298	All	All	Scott Rawlins	Jul-01	Commissions: Bank: Bank One, Texas, NA Bank Routing #: 111-000-914 Account Name: HD Vest Investment Securities, Inc. Account # 0100129673			
HD Vest Financial		Joel Bennett		228				Jul-01	Profit Sharing Account Name: HD Vest, Inc. Operating Account Account Number: 4174510107 Bank Name: Wells Fargo Bank, NA Bank ABA # 121-000-248			
HD Vest Financial		Joel Bennett		228 and 298	All Money Markets				Account Name: HD Vest Investment Securities, Inc. Account Number: 0100129673 Bank Name: Bank One, Texas NA Bank ABA # 111 000 914 Bank Address: 1717 Main Street, Third Floor, Dallas, TX 75201			
Hewitt: Federal Reserve 401(k)	IMO/ITG	Char Carpenter	67\2466688249	40366	Growth Balanced, I	25 bps annual	Joleen Sylvester/ Stacy Blum	2nd Qtr 2001	Harris Trust and Savings Bank ABA: 071000288 Acct. #: 287-380-2 Hewitt Associates, LLC Attn: Char Carpenter	No		
Hewitt: First Data Corp.	IMO/ITG	Ann Eckstein 847-771-6868	327/2466600563	40366	Lg Company Grwth, A	No External Payment	Linda Mikolajczak	Dec. 2002	Harris Trust and Savings Bank ABA: 071000288 Acct. #: 287-380-2 Hewitt Associates, LLC Attn: Char Carpenter	No		
ING / State of Indiana	IMO/ITG	Jeff Heinemann - State of Indiana 317-233-1712	87 / 2466662692	40408	87 Large Company Growth, I	No External payment	Kathy Hunt	1-Jul-02		No		

12/14/2006 6:52 PM

Wells Fargo Funds Management, LLC.
Master list: Revenue Sharing Arrangments

Payee	Channel	Finance Contact	Payable Account Number	Dealer Code/Branch	Funds	External Payment (Distribution Fees/Revenue)	Internal Relationship Manager	Date to begin Payment	Payment Instructions	Invoice	Contract date	Last updated
Invesco	IMO/ITG	Leslie Fletcher 404-479-2879 leslie_fletcher@invesco.com	All	40878	All A Shares	40 bps annual	Hunter Nipper	7-Dec-02	Tax ID 88-0185121 Invesco's Wire Inst. Bank of New York ABA. 021000018 Acct. 8900418738 BISYS BD Services Invesco Account	No		
Jewish Community Foundation	IMO/FMG		1805/248864442 9 1805/248864443 7 1805/248864443 3 1805/248863300 9	900250 (IMO/FMG)	High Yield Bond, A	No External payment	Linda Mikolajczak	7/1/2003				
Janney Montgomery Scott	Cash Management	Richard Morello (856) 231-2532	451/248882652	40387	Cash Investment Money Market Fund, I	7 bps annual		Nov-01	Janney, Montgomery, Scott 1801 Market Street Philadelphia, PA 19103			
JP Morgan Chase - Mitchell Energy & Development Plan	IMO/ITG	Charles Wayde (713) 216-1728	78/2488882829-7 78/2488882825-5		International Equity, I	No External payment	Jim Black	3rd Qtr 2001				
La Salle Bank, NA	IMO/ITG		87/2488862781 87/2488862783	30551	87 Large Company Growth, I	No External payment	Linda Mikolajczak	1st Qtr. 2003				
La Salle Street Securities	IMO/ITG		2488838851	3226	Growth Balanced I Stable Income I Diversified Equity I Strategic Income I	pay to ITG on fund #'s 82, 87, 79,89	John Harwood	Jan. 1 2003				
Lincoln Financial Advisors					All	40 bps on equity 25 bps on fixed income 35 bps for WRAP business		7-Jun-01			7-Jun-01	
Lincoln National VA	Internal Retail	Steve DeWald (219) 455-8740	All	40391	All VA Funds	28 bps annual		3rd Qtr 2001	Lincoln National Life Insurance 1300 S. Clinton St. Attn: Steve DeWald Mail Stop: 6H-02 Fort Wayne, IN 46802			
Lineco Private Ledger - City of Hastings	IMO/FMG	Jack Steiner (402) 462-4181	2244404823	40010	Diversified Equity, A	35 bps annual		Jun-00				
Stanton Trust Company, N.A.	IMO/FMG	Richard Joseph (763) 278-4816		40377	All funds, A shares, I shares	10 bps annual		2nd Qtr 2001	Bank: Wells Fargo Bank Bank ABA #: 091000019 Beneficiary Acct #. 2100206508 Beneficiary Name: Stanton Trust Wire Clearing			
Mass Mutual	IMO/ITG	Courtney Whalen: 413-744-3182 Gary Janik: 412, 744-3372	89 / 2488862730 85 / 2488862730	30436	Strategic Income, I Strategic Growth Allocation, I	No External payment		Possible payment at a later date.	Bank: JP Morgan Chase, New York, NY ABA # 021000021 Credit: MassMutual Life Insurance Company Acct # 910-2584018 Ref: Wells Fargo Rev Shrg , Attn. RPS - Jim Frealy/Courtney Whalen			
Merrill Lynch - Retail B/D	External Retail	Robin Doherty 609-282-3256	All	181	All retail funds	1. Standard shareholder servicing fees 2. New Sales Fees: 10 bps on municipal funds 25 bps on A & B shares 10 bps on C shares 3. Sub-Accounting Fees $16/year per CDSC free account $19/year per CDSC eligible account				Yes		

12/14/20066:52 PM

CONFIDENTIAL

FMG 007522

Wells Fargo Funds Management, LLC.
Master list: Revenue Sharing Arrangments

Payee	Channel	Finance Contact	Payable Account Number	Dealer Code/Branch	Funds	External Payment (Distribution Fees/Revenue)	Internal Relationship Manager	Date to begin Payment	Payment Instructions	Invoice	Contract date	Last updated
Merrill Lynch - Retirement Plans	External Retail	Dave Cameron 609-274-6276		181	(A Shares) Limited Term Gov't Income Large Company Growth Mont. Short Duration Gov. Mont. Total Return Bond Mont. Emerging Mkt Focus International Equity Mont. Small Cap	1. Standard shareholder servicing fees 2. Sub-Accounting Fees $16/year per A share $16/year per I share 3. 20 bps Service fee (A only)				Yes		
Merrill Lynch Howard Johnson - E&S 401k plan	IMO/FMG	Roslyn Weber (206) 749-4452	87/2466606925	20000/500	87 Large Co Growth, I	25 bps annual				No		
MI Life	IMO/TG	Art Havican 862-7957	1813/246664561 3	800200	Large Cap Appreciation	No External payment	Lucinda Frenz	Jul-03				
Milliman	IMO/TG	Kristine Givan (206) 504-5739	2466649099		87 Large Co Growth, I	25 bps annual	Joleen Sylvester/ Stacy Blum	Sept, 2001	Wells Fargo. 999 Third Avenue Seattle, WA 98104 ABA#: 121000248 Acct# 4159648724 Acct Name: Milliman			
MSCS Financial Services	IMO/FMG	Jennifer Jones: 720-956-5414	Referenced in Inv	Trust Company: Matrix Capital Bank d/a 5864 & 5952	Class A shares only	10 bps annual		1-Nov-02	Matrix Capital Bank ABA #: 312270418 Acct. # 0139289052 Attn: MSCS Financial Services			
Nationwide	IMO FMG	Katy Santora 614-249-7667	all	40263	(All A Shares) Growth Balanced Large Company Growth Montgomery Short Duration Montgomery Total Return Small Company Value	40bps		1-Jul-03	Bank One - Columbus 100 E. Broad Street Columbus, OH ABA # 044000037 Account Name: Nationwide Investment Services Corp. Account #: 614005064			
NEXT Financial Group	External Retail	Gerry Mohr 713-789-7122 x223		Dlr 20428, 443(Pershing NFG413V,NFG414A,NFG4 5NX)	All	Dlr 20428 (40 bps annual on Equity 35 bps annual Fixed Income) Dlr 443 (15 bps on Equity, 10bps on Fixed Income)		May-02	2500 Wilcrest Drive Suite #620 Houston, TX 77042-2757	No		
Pension Specialists, Inc	IMO/FMG	Maureen Ehrich (916) 805-4015 x.146			A shares	35 bps annual	Jon Reining	Dec-02				
Principal Financial Group/Trustar Retirement Services	IMO/TG	Mark A. Stark (515) 247-6373	2466649910	30370	87 Large Company Growth, I	25 bps annual	Doug Murray	Feb, 2002	ABA Number: 073000228 Wells Fargo Iowa, N.A. 7th and Walnut Streets, Des Moines, IA 50309 Account to credit: Princor Financial Services Account number to be credited: 070906 OBI: Attn: Valerie Hamman (access revenue)	No		
Principal Financial Group (Principle Life)	IMO/FMG	Tracy Bollin		40409	WFVT Asset Allocation Fund 360	25 bps annual		May-02	The Principal Financial Group Attn. Tracy Bollin, N-002-E20 711 High Street Des Moines, IA 50392	No		

12/14/2006 6:52 PM

Wells Fargo Funds Management, LLC.
Master list: Revenue Sharing Arrangments

Payee	Channel	Finance Contact	Payable Account Number	Dealer Code/Branch	Funds	External Payment (Distribution Fees/Revenue)	Internal Relationship Manager	Date to begin Payment	Payment Instructions	Invoice	Contract date	Last updated
Putnam Inv.	IMO/TG	Bernadette Reed (617) 760-7857	Annuity Plan of Local #86 IBEW: 87/2466662805 Molycorp Inc 401(k) Retirement Savings Plan: 84/2466662776 Unocal Savings Plan: 84/2466662801	40410	Small Cap Opportunities, I Large Co Growth, A Growth Balanced, A Small Company Value, A	35 bps on A shares only	Bob Bean	Sept. 2002	Fleet Bank ABA #: 011 000 390 Account #: 52867051 Putnam Investments Attn: Bernadette Reed	No		
Putnam Inv.	IMO/TG	Bernadette Reed (617) 760-7857	2466640772 2466640776 2466640780 2466600559 (TECO)	40412	87 Large Co Growth, I	25 bps annual	Barry Gunnels	Nov-02	Fleet Bank ABA #: 011 000 390 Account #: 52867051 Putnam Investments Attn: Bernadette Reed	No		
Benomont/Randall & Hurley	IMO/TG	Dennis Rugel (509) 838-5500	87/2466649131	000361/88C	87 Large Co Growth; I	25 bps annual	Joleen Sylvester/ Stacy Blum		Randall & Hurley, Inc. 601 W. Riverside, Suite 940 Spokane, WA 99201 Attn: Hamilton Stores			
Smith Hayes	IMO/FMG	Pam Joy	402-437-1040	41515	Small Cap, I Small Cap Value, I Equity Income, I Income, I	25 bps annual 25 bps annual 25 bps annual 15 bps annual			Smith Hayes Financial c/o Pam Joy PO Box 83000 Lincoln, NE 68501			
Stephenson Bank - escr		Nancy Kelgren (715) 732-1732		40003	Index Fund, I	7 bps annual	Craig Cool					
					Select funds, I shares	25 bps annual						
SunGard - ERISA platform	IMO/FMG	Janet Beauford 630-799-4221	ERISA	20500	All funds, except MM, A All funds, excet MM, I	35 bps annual (A shares) 20 bps (I shares)		1st Qtr 2001		Yes		
SunGard - non-ERISA platform	IMO/FMG	Janet Beauford 630-799-4221	Non-ERISA	20500	All funds, except MM, A, I	Standard shareholder servicing fee		1st Qtr 2001		Yes		
T. Rowe Price (IMO-FMG)	IMO/FMG	Molly Scott 410-345-7697	2466662808	40411	All A Shares	35 bps annual		Oct-02	Allfirst ABA# 052000113 T. Rowe Price Trust Company Agency Account Acct # 153-6029-1 OBI: Plan #000087			
US Bank - Bemis 401k plan	IMO/TG	Dennis Schneider (651) 244-0950 or Sue Hafferkamp 612-973-4470	2466683106	41051	Small Co Growth, I 87 Large Co Growth, I	25 bps annual	Joleen Sylvester/ Stacy Blum		US Bank National Assoc. Minneapolis (MPLS) 602 2nd Avenue Minneapolis, MN 55402 ABA #091000022 for credit DDA #180121187366 US Bank National			
The Vanguard Group	IMO/TG	Michele Mazzarla 610-503-8554 Traci Speight 610-503-2654	All	40000	Small Co Growth, I Large Co Growth, I Small Co Opp, I Emerging Markets Focus, A	25 bps annual	Joleen Sylvester/ Stacy Blum	Jul-01	First Union National Bank ABA# 031201467 Acct# 2100003048132 Name: First Union National Bank Attn: Matt Powers			
Wachovia/First Union National Bank - 401k plans	IMO/FMG	Kathy Hoffman (610) 655-2369		929	All Funds	40 bps annual		Jul-00	Wachovia Bank ABA 053000219 a/c 5000000016439 FFC: 1085001518/MF Wells Fargo fees ATTN: OPS 800	No		

12/14/2006 6:52 PM

CONFIDENTIAL

FMG 007524

Wells Fargo Funds Management, LLC.
Master list: Revenue Sharing Arrangments

Payee	Channel	Finance Contact	Payable Account Number	Dealer Code/Branch	Funds	External Payment (Distribution Fees/Revenue)	Internal Relationship Manager	Date to begin Payment	Payment Instructions	Invoice	Contract date	Last updated
Winnetka Community House	MO/TO	Matt Winton	67/2488833005	900200	87 Large Co Growth, I	0	Linda Mikolajczak	7/1/2003				

12/14/2006 8:52 PM

GUTRIDE SAFIER LLP
Michael R. Reese (Cal. State Bar No. 206773)
230 Park Avenue, Suite 963
New York, New York 10169
Telephone: (212) 579-4625
Facsimile: (212) 253-4272

- and -

GUTRIDE SAFIER LLP
Adam J. Gutride (Cal. State Bar No.181466)
Seth A. Safier (Cal. State Bar No. 197427)
835 Douglass Street
San Francisco, California 94114
Telephone: (415) 271-6469
Facsimile: (415) 449-6469

Court Appointed Lead Counsel

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

RONALD SIEMERS, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. WELLS FARGO & COMPANY, H.D. VEST INVESTMENT SERVICES, LLC, WELLS FARGO INVESTMENTS, LLC, WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT INC., STEPHENS INC., WELLS FARGO FUNDS DISTRIBUTOR, LLC, and WELLS FARGO FUNDS TRUST, Defendants.	Case No. 05-04518 WHA **SECOND AMENDED CONSOLIDATED CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS AND FOR VIOLATION OF THE INVESTMENT COMPANY ACT** **JURY TRIAL DEMANDED**

Lead Plaintiff Ronald Siemers, by and through his counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, and media reports about Wells Fargo & Company and its related entities also named herein as defendants (collectively "Defendants" or "Wells Fargo"). Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

INTRODUCTION

1. This is a federal class action arising out of Defendants' failure to disclose an unlawful and deceitful course of conduct in which they engaged that was designed to improperly enrich Defendants to the detriment of Plaintiff and other members of the class. This claim is brought by Plaintiff against Wells Fargo on behalf of a Class (defined below) consisting of all persons or entities who purchased one or more of the Wells Fargo Funds and/or one or more non-Wells Fargo funds participating in Wells Fargo's revenue sharing and directed brokerage arrangements (collectively, the "Shelf Space Funds"[1]) through Wells Fargo, from November 4, 2000 through June 8, 2005, inclusive (the "Class Period").

2. Wells Fargo has stated that its goal is "to help you achieve financial success at every stage of your life." Wells Fargo, Brokerage Welcome, http://www.wellsfargo.com/welcome/brokerage_account (last visited Apr. 6, 2006). Wells Fargo calls its brokers "financial consultants" and claims that its "financial consultants" are "dedicated to helping you [the investor] achieve your goals and objectives." http://www.wellsfargo.com.investing. In truth, to the detriment of its clients, Wells Fargo participated in an insidious kickback scheme euphemistically referred to as selling "Shelf Space Funds," whereby Wells Fargo used its broker/dealers to push its clients into buying shares of the Shelf Space Funds in exchange for illegal kickback payments and other improper incentives that Wells Fargo received from the Shelf Space Funds.

---

[1] A list of the Shelf Space Funds is attached hereto as Exhibit A.

3. Defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities to investors, pursued abusive and unlawful sales practices of mutual funds to benefit themselves. Defendants failed to properly disclose that they had been aggressively pushing the sale of Shelf Space Funds in exchange for kickbacks. Instead of offering fair, honest, and unbiased recommendations to Plaintiff and other clients (i.e. Class members), the Wells Fargo financial consultants gave pre-determined recommendations, endorsing a pre-selected, limited number of mutual funds to clients so that Wells Fargo could reap millions of dollars in kickbacks from the Shelf Space Funds, with whom they had struck secret, highly-lucrative deals at shareholders' expense. The NASD has already fined and censured both Defendants Wells Fargo Investments and H.D. Vest millions of dollars for their role in this scheme.

4. Defendants cultivated a clandestine, incentive-driven culture to sell Shelf Space Funds to the exclusion of other mutual funds, regardless of their clients' best interests. Defendants' sales practices created an insurmountable conflict of interest between Wells Fargo and its own clients by providing substantial monetary incentives for its broker/dealers to sell the Shelf Space Funds, sales of which increased Defendants' overall profits. During the Class Period, Wells Fargo used its nationwide network of financial consultants to improperly steer Plaintiff and other members of the Class into the Shelf Space Funds, which generally carry higher expenses. As detailed below, while Wells Fargo and its subsidiaries claimed to provide unbiased, objective financial planning advice and fund investment recommendations to their clients, they instead made it standard business practice to give their customers self-serving and biased investment guidance, solely to herd their customers into the Shelf Space Funds as part of their secret scheme to enjoy the profits improperly generated by the collection of kickbacks from the Shelf Space Funds.

5. Realizing that disclosure of this scheme and the inherent conflicts of interest it created would undermine any investment recommendation made by Wells Fargo "financial consultants," Defendants failed to disclose any of their improper conduct to Plaintiff and other members of the Class, thereby concealing information significant to any reasonable person deciding how to invest his or her money.

6. Furthermore, to add insult to injury, the revenue garnered by Wells Fargo from the kickback scheme originated substantially from the fees paid by the Shelf Space Funds investors who had already been steered into owning the Shelf Space Funds mutual fund portfolios.

7. Pursuant to the secret deal between Defendants and the Shelf Space Funds, Wells Fargo's "financial consultants" had an institutional mandate to direct their clients into investing in the Shelf Space Funds, including their own Wells Fargo Funds, instead of any other funds. This manipulation was achieved by financial consultants under the guise of providing "investment advice."

8. Defendants' sales practices created a material insurmountable conflict of interest between themselves and their clients by providing monetary incentives to Defendants' financial consultants to sell Shelf Space Funds, sales of which increased Defendants' overall profits, but improperly diminished their clients' returns. Defendants also failed to disclose any of these financial incentives reaped by selling the Shelf Space Funds, knowing that if the truth were revealed, no reasonable investor would invest in the Funds based upon Wells Fargo's advice. This conflict of interest created by Defendants' failure to disclose these incentives is a clear violation of federal securities laws.

9. Additionally, the Investment Advisers and Distributors to the Wells Fargo Funds (as defined below) are named as Defendants because they created further undisclosed material conflicts of interest by entering into revenue-sharing agreements with brokerages to push investors into the Wells Fargo Proprietary Funds, regardless of whether such investments were in the investors' best interests. The Investment Advisers financed these arrangements by illegally charging excessive and improper fees to the Wells Fargo Funds and their investors that should have been invested in the underlying portfolio. In doing so, the Wells Fargo Investment Advisers breached their fiduciary duties to the Wells Fargo Funds and their investors under the Investment Company Act.

10. In other words, Defendants' undisclosed incentive arrangements operated as a fraudulent scheme that exploited the misplaced trust of Wells Fargo clients. Moreover, the advice that investors received was not only biased by Wells Fargo's undisclosed interest in pushing the

Shelf Space Funds onto investors, it was also financially damaging to Wells Fargo clients because the return on the Shelf Space Funds were diminished due to the improper payments paid from the assets of Shelf Space Funds investors that were used as kickbacks to reward Wells Fargo for pushing the Shelf Space Funds. Furthermore, Plaintiff and other members of the Class paid fees and commissions that they would not have paid otherwise had the kickback scheme been disclosed, and, as result, received lower returns from their investments.

11. The truth was finally disclosed on June 8, 2005, the end of the Class Period, when the NASD fined and censured Wells Fargo broker/dealer entities for their involvement in this insidious scheme that betrayed the trust of their clients.

JURISDICTION AND VENUE

12. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. § 78aa; Section 22 of the Securities Act of 1933 (the "Securities Act"), 15 U.S.C. § 77v; and Sections 36(b) and 48(a) of the Investment Company Act ("ICA"), 15 U.S.C. §§ 80a-33(b), 80a-35(a), 80a-35(b), 80a-43 and 80a-47(a); and 28 U.S.C. §§ 1331, 1337 and 1367(a).

13. Venue is proper in this District pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1391. Substantial acts in furtherance of the alleged fraud, including the preparation and dissemination of materially false and misleading information, occurred within this District. Defendant Wells Fargo is headquartered in San Francisco.

14. In connection with the acts alleged herein, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

Court Appointed Lead Plaintiff

15. Court appointed Lead Plaintiff Ronald Siemers purchased shares of the Wells Fargo Shelf Space Funds during the Class Period and was thereby damaged. The Wells Fargo Shelf Space Funds acquired by Mr. Siemers are listed in attachment B. Mr. Siemers held the shares of

the Wells Fargo Funds as reflected in attachment B at the time this action was originally filed and has continued, and continues, to hold these shares of the Wells Fargo Funds.

<u>The Parent Company</u>

16. Wells Fargo & Company is the ultimate parent of all Defendants named in this Complaint and is incorporated in Delaware. Wells Fargo & Company is a diversified financial services company providing banking, insurance, investments, mortgage and consumer finance services. Through its subsidiary, Wells Fargo & Company also markets, sponsors, and provides investment advisory, distribution, and administrative services to mutual funds, including the Wells Fargo Funds. Defendant Wells Fargo & Company is headquartered at 420 Montgomery Street, San Francisco, California 94104. It was the ultimate beneficiary of the secret plan and scheme to endorse the Shelf Space Funds to the detriment of the Funds and their investors, as alleged herein. Defendant Wells Fargo & Company is herein referred to as the "Control Person Defendant."

<u>The Broker/Dealers</u>

17. Defendant Wells Fargo Investments, LLC ("WF Investments") is a broker/dealer. WF Investments also entered into "Shelf Space" arrangements during the Class Period that pushed clients into purchasing the Shelf Space Funds in exchange for financial gain. The firm's address is 420 Montgomery St., San Francisco, California 94104.

18. Defendant H.D. Vest Investment Services, LLC ("H.D. Vest") is a broker/dealer incorporated in Texas. H.D. Vest is an affiliated non-bank subsidiary of Wells Fargo & Company. H.D. Vest entered into "Shelf Space" arrangements during the Class Period that steered clients into purchasing the Shelf Space Funds in exchange for financial gain. Its address is 6333 North State Highway 161, 4th Floor, Irving, Texas 75038-2200.

19. Defendants WF Investments and H.D. Vest, as defined above, will be collectively referred to herein as the "Broker/Dealer Defendants."

<u>The Investment Advisers</u>

20. Defendant Wells Fargo Funds Management, LLC ("the Fund Management Defendant") is a Delaware corporation registered as an investment adviser under the Investment Advisers Act. Its offices are located at 525 Market St., San Francisco, California 94105. It is an

indirect, wholly-owned subsidiary of Wells Fargo & Company. As the Investment Adviser, the Fund Management Defendant is responsible for implementing the investment policies and guidelines for the Wells Fargo Funds and for supervising the sub-adviser responsible for their day-to-day management, including the placing of orders for the purchase and sale of portfolio securities. In return, the Fund Management Defendant receives fees calculated as percentage of net assets under management. As of June 30, 2004, the Fund Management Defendant managed over $75 billion in mutual fund assets. In breach of their fiduciary duties, the Investment Adviser Defendants (as defined below) provided self-serving information to the Funds' Board of Trustees and created a secret plan with broker/dealers to promote the Wells Fargo Funds which resulted in the Funds' investors footing the bill.

21. The Fund Management Defendant is also referred to herein as the "Investment Adviser."

Investment Sub-Adviser

22. Defendant Wells Capital Management Inc. ("Wells Capital Management") is an affiliate of Funds Management, a sub-adviser for each of the Funds, and is responsible for the day-to-day investment management activities of the Funds. Wells Capital Management is compensated by Funds Management for its services as adviser. It is located at 525 Market St., San Francisco, California 94105.

23. Defendant Wells Capital Management is also referred to herein as the "Investment Sub-Adviser."

24. Collectively, the Fund Management Defendant and Defendant Wells Capital Management, as defined above, are referred to herein as the "Investment Adviser Defendants."

The Distributors

25. Wells Fargo Funds Distributor, LLC is the distributor of all Wells Fargo Funds. Wells Fargo Distributor is located at 525 Market Street, San Francisco, California 94105 and is an affiliate of the Fund Management Defendant.

26. Defendant Stephens Inc. has served as the Distributor of the Wells Fargo Funds since July 26, 2004. Stephens Inc. is located at 111 Center Street, Little Rock, AR 72201.

27. Defendant Stephen Inc. and Wells Fargo Funds Distributor, LLC., will be collectively referred to as the "Distributor Defendants."

The Registrant

28. Defendant Wells Fargo Funds Trust is the Registrant of all the Wells Fargo Funds for the purposes of filing financials with the SEC, under which the Wells Fargo Funds are organized as several portfolios/series. Defendant Wells Fargo Funds Trust is an open-ended management company incorporated in Delaware and is registered with the SEC under the Investment Company Act. Wells Fargo Funds Trust has its principal executive offices at 525 Market Street, San Francisco, California 94105. Defendant Wells Fargo Funds Trust is herein referred to as the "Registrant Defendant."

SUBSTANTIVE ALLEGATIONS

29. The illegal activity set forth herein involves the interrelated activities of two groups of Wells Fargo Defendants. The Broker/Dealer Defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to disclose that they had been coercing their sales personnel to sell the Shelf Space Funds which provided them with financial incentives. In addition to the wrongdoing of the broker/dealer arm of Wells Fargo, the Wells Fargo Investment Adviser Defendants, who were investment advisers of the Wells Fargo Funds, entered into illegal kickback arrangements with several broker/dealers, including the Wells Fargo Broker/Dealer Defendants. As part of this scheme, the Investment Adviser Defendants financed these arrangements by illegally charging excessive and improper fees to those Wells Fargo Funds, thereby breaching provisions of the federal securities laws and the Investment Company Act.

THE WELLS FARGO BROKER/DEALERS ENGAGED IN IMPROPER CONDUCT

Background

30. Wells Fargo provides banking, insurance, investments, mortgage and consumer finance services to more than 23 million customers through an international network of over 6,160 financial services offices, the internet and other distribution channels. Wells Fargo has $435 billion in assets and over 150,000 employees. Wells Fargo calls its financial consultants "team members" and states on its website that the "team members" will "provide sound financial advice

for customers ... and create new wealth for them." WellsFargo.com, Vision and Values: What is Wells Fargo, http://www.wellsfargo.com/ invest_relations/vision_values/4.

31. Investors often turn to financial consultants for guidance on savings and retirement vehicles that will maximize the growth of their assets. Brokers, such as those at Wells Fargo and H.D. Vest, refer to themselves as financial consultants. Wells Fargo states on its website that among its core values are that its employees "[v]alue and reward open, honest, two-way communication...[a]void any actual or perceived conflict of interest...[and] [c]omply with the letter and the spirit of the law." WellsFargo.com, Vision and Values: What Are Our Values, http://www.wellsfargo.com/invest_relations/vision_values/11. Indeed, the "Wells Fargo Team Members Code of Ethics and Business Conduct" states that team members must avoid conflicts of interest or the appearance of conflicts of interest, and also notes that it is unlawful for team members to accept anything of value from any person intending to be influenced or rewarded in connection with any business or transaction of Wells Fargo. WellsFargo.com, Wells Fargo Team Members Code of Ethics and Business Conduct, June 1, 2004, at 6, http://www.wellsfargo.com/ pages/about/corporate/ethics/team_member_code_of_ethics_2004.pdf. These internally-published prohibitions on conflicts of interest are, of course, in addition to the matrix of market regulations governing the broker/dealers and prohibiting such conduct.

32. However, Defendants' mutual funds sales practices clearly contradict their statements made to investors. Undisclosed conflict of interests were rampant in the relationships between financial consultants and mutual fund investors. As detailed below, Defendants' financial consultants were influenced by these conflicts of interests when determining in what fund a client should invest.

THE BROKER/DEALER DEFENDANTS RECEIVED UNDISCLOSED KICKBACKS <u>TO PUSH INVESTORS INTO THE SHELF SPACE FUNDS</u>

33. Throughout the Class Period, the Broker/Dealer Defendants received undisclosed kickbacks from the Shelf Space Funds in exchange for steering investors into the Shelf Space Funds. Defendants received these kickback payments in several forms.

34. One method of kickback payment received by the Broker/Dealer Defendants was "Directed Brokerage." Directed Brokerage involves allotting trades — and the lucrative

commissions that are a result of the trades — in the securities that make up a mutual fund investment portfolio to a particular brokerage (such as Wells Fargo) in exchange for that brokerage pushing the sale of those mutual funds onto investors. As stated by the NASD in its sanction and fine of the Broker/Dealer Defendants, such conduct violates NASD Rule 2830(k):

> The rule provides in pertinent part:
>
> (1) No member shall directly or indirectly, favor or disfavor the sale or distribution of shares of any particular investment company or group of investment companies on the basis of brokerage commissions received or expected by such member from any source, including such investment company, or any covered account.
>
> * * *
>
> (3) No member shall...request or arrange for the direction to any member of a specific amount or percentage of brokerage commissions conditioned upon that member's sales or promise of sales of shares of an investment company.
>
> * * *
>
> By arranging for and accepting brokerage commissions to pay for the fund familes's participation in the programs [described above], Respondents [Wells Fargo Investments] violated NASD Conduct Rue 2830(k) and 2110.

NASD Letter of Acceptance, Waiver and Consent against Wells Fargo Investments, No. CE10500006; *see also* NASD Letter of Acceptance, Waiver and Consent against H.D.Vest Investment Services, No. CE1050007.

35. As stated by the NASD in its censure and multi-million dollar fine of the Broker/Dealer Defendants, Defendants violated NASD rule 2830(k) by arranging and accepting more than $21 million dollars of directed brokerage during the Class Period. *Id.*

36. Another type of kickback payment received by the Broker/Dealer Defendants from the Shelf Space Funds was through "revenue sharing." Revenue sharing occurs when a mutual fund's investment adviser or its affiliate makes cash payments to a broker/dealer in exchange for the

broker/dealer pushing shares of that fund over other funds. Revenue sharing arrangements are problematic, *inter alia*, because financial consultants cannot uphold their fiduciary responsibilities when they choose to include or exclude a fund based solely on the fund's participation in a revenue sharing arrangement rather than based on the benefit to the investor. Additionally, the SEC has stated that "[r]evenue sharing arrangements not only pose potential conflicts of interest, but also may have the indirect effect of reducing investors' returns by increasing the distribution-related costs incurred by funds." 69 Fed. Reg. 6438, 6441 n.21 (Feb.10, 2004)

37. Additionally, according to Wells Fargo documents, payments from the Shelf Space Funds were based upon the amount of assets of the Shelf Space Fund held under management, as well as on the sale of their products to Wells Fargo clients.

38. The "directed brokerage" "revenue sharing" and other payments received by Wells Fargo during the Class Period are jointly referred to as "kickback payments" below.

Wells Fargo Demanded and Received Kickback Payments from the Shelf Space Funds Systematically Throughout the Class Period, Providing Wells Fargo Financial Consultants <u>Strong Incentives to Push Clients into the Shelf Space Funds</u>

39. According to former Wells Fargo and Shelf Space Funds employees, the kickback payments described above were made systematically throughout the Class Period. For example, according to a former Shelf Space Fund executive and Board member, during the Class Period, Wells Fargo regularly sent invoices out on a monthly basis to the Shelf Space Funds detailing the amount owed to Wells Fargo pursuant to the kickback arrangements stated above. These invoices could be paid by the Shelf Space Funds through "directed brokerage," "revenue sharing dollars" or both. The invoices were generated by Wells Fargo's Corporate Trust department and totaled hundreds of thousands of dollars at a time. Additionally, according to this Shelf Space Fund executive, the Shelf Space Fund would then pay Wells Fargo, either on a monthly or quarterly basis.

40. Additionally, according to internal Shelf Space Fund documents, at the beginning of each year during the Class Period, Wells Fargo would set an annual quota of kickback payments that the Shelf Space Funds were required to pay to Wells Fargo by the end of the year. According

to these internal Shelf Space Fund documents, the Shelf Space Funds then tracked on a quarterly basis the amount of kickback payments that the Shelf Space Funds had already paid to Wells Fargo to date for the year, keeping account of the amount remaining to be paid before the end of the year.

41. According to former Wells Fargo "financial consultants" who worked for Wells Fargo during the Class Period and who were responsible for advising investors on which mutual funds to invest in, as a result of the kickback payments described above, Wells Fargo's management exerted incredible pressure on brokers -- both through higher payouts for those who pushed clients into the Shelf Space Funds and threats of demotion or termination for those who did not. Additionally, according to a former Wells Fargo Vice President, who worked for Wells Fargo during the Class Period, branch managers would insist that Wells Fargo financial consultants place investors into the Shelf Space Funds, as the magnitude of the managers' bonuses depended on having their financial consultants push their clients into the Shelf Space Funds

42. Additionally, according to a Senior Vice President who worked for Wells Fargo in California during the Class Period, other methods employed by Wells Fargo management to coerce Wells Fargo financial consultants to push investors in the Shelf Space Funds also included threats and acts of demotion and termination.

The Broker/Dealer Defendants Created Various Additional Incentives <u>to Ensure that the Financial Consultants Sold Shelf Space Funds</u>

43. The Broker/Dealer Defendants ensured that their financial consultants sold Shelf Space Funds by creating incentives and bonuses for financial consultants who sold them. For example, financial consultants who were big sellers of Shelf Space Funds would be eligible for free trips to conferences or for free conference registration. Karen Damato, *Questions on Conflicts Can Extend to Planners -- U.S. Regulators Examine Financial Consultants' Ties To Mutual-Fund Families,* WALL ST. J. EUROPE, June 17, 2005, at M1.

44. During the Class Period, H.D. Vest had two programs entitled "Vest Guest" and "Chapter Directors," that reimbursed H.D. Vest financial consultants for "expenses" incurred in connection with "conferences" called "the National Conference" and "VestFest." H.D. Vest

Investment Services, NASD Letter of Acceptance, Waiver and Consent (No. CE1050007). Between 2001 and 2003, H.D. Vest selected the top 20 profit-producing financial consultants based upon sales of the Shelf Space Funds to participate in the Vest Guest program. H.D.Vest sent financial consultants who were selected as Vest Guests personal invitations that disclosed its unequally weighted Shelf Space Funds sales criteria. *Id.*

45. Additionally, H.D. Vest organizes its financial consultants into approximately 115 Chapters nationwide, each Chapter consisting of one Chapter Director and approximately 40 members. During the Class Period, H.D. Vest's criteria for becoming a Chapter Director included a requirement that financial consultants place 90% of their new business with Shelf Space Funds. H.D. Vest told its financial consultants this was a criterion for selection as a Chapter Director, even though the new business requirement did not weigh sales of all mutual funds equally. *Id.*

Wells Fargo Broker/Dealers Also Received Incentives to Give the Wells Fargo Funds Preferential Treatment

46. Wells Fargo Funds also received preferential treatment by the Broker/Dealer Defendants due to financial quid pro quo arrangements similar to those described above. WF Investments and H.D. Vest would promote the Wells Fargo Funds to clients without disclosing the magnitude of bias in selling these Funds over some other fund. As a result, investors in the Wells Fargo Funds footed the bill for the financial incentives given to Wells Fargo's brokerage firms as kickbacks.

47. WF Investments received revenue from its affiliate, Funds Management, for pushing Wells Fargo Funds based on customer assets held by the Wells Fargo Funds. *See* Wells Fargo Investments, LLC, *An Investor Guide to Mutual Funds* 6 (Dec. 2005), *available at* http://a248.e.akamai.net/7/248/1856/f61e334331442a/www.wellsfargo.com/pdf/online_brokerage/mf_disc.pdf. However, unlike non-proprietary funds, the Investment Adviser Defendants did not pay a negotiated fee rate to participate in revenue sharing arrangements with Defendants WF Investments and H.D. Vest. Instead, the Investment Adviser Defendants and the Distributor Defendants allocated revenue net of certain expenses to the various Wells Fargo & Company affiliates, including WF Investments, based on WF Investments' sales of Wells Fargo Proprietary

Funds. Wells Fargo Investments, LLC, NASD Letter of Acceptance, Waiver and Consent (No. CE1050006).

48. According to a former financial consultant who worked at WF Investments during the Class Period, a wholesaler for the Wells Fargo Funds would be allowed to pressure Wells Fargo financial consultants to push their client into the Wells Fargo Funds. In addition, the wholesaler would offer the Wells Fargo financial consultant an extra 50 basis points in compensation if the financial consultant could get clients into the Wells Fargo Funds. These pressure tactics were not disclosed to investors.

49. Additionally, pressure to steer clients into Wells Fargo Funds was placed on financial consultants by their supervisors. For example, according to the former Wells Fargo financial consultant described immediately above, the supervisor would offer extra commissions and payouts to financial consultants who pushed clients into the Wells Fargo Funds. These additional payouts were not disclosed to investors.

Specific Programs Were Designed By WF Investments <u>to Push the Shelf Space Funds on Investors</u>

50. WF Investments managed its kickback arrangements with the Shelf Space Funds through a program entitled the "Preferred Partner Program." This program required the Shelf Space Fund families to pay WF Investments in order for Wells Fargo financial consultants to promote the Shelf Space Funds to their investors.

51. According to Wells Fargo documents, while promoting the Shelf Space Funds to its clients, WF Investments represented the Shelf Space Funds as being better for its clients than other funds available. Wells Fargo clients were led to believe that Wells Fargo financial consultants were recommending the Shelf Space Funds based on objective analysis which indicated that such Funds would perform better than offerings from other fund companies. For example, 18 mutual fund families out of the 325 fund families with which Wells Fargo had distribution agreements were ranked to lead investors to believe those 18 funds were superior and distinct in some way. However, these so-called superior performers were merely Shelf Space

Funds that had paid WF Investments enough in kickback payments to be given priority over other fund families by WF Investments' financial consultants.

52. According to Wells Fargo documents, WF Investments received the following kickback payments from the Shelf Space Funds during the Class Period:

- A minimum of $50,000 from each Shelf Space Fund family annually;
- A 35 basis point ("bp") charge (0.35%) on the sales of shares;[2] and
- Annual fees of 125 bp for holding equity mutual fund assets; 75 bp for holding fixed income mutual fund assets; and higher rates for money market mutual fund assets.

53. Consequently, these kickback payments to Wells Fargo resulted in the Wells Fargo financial consultants steering investors into Shelf Space Funds because of the extra compensation and perks they received, created undisclosed conflicts of interest, and led the financial consultants to disregard the negative consequences to their clients. Thus, investors were sold Shelf Space Funds that were aligned with the Wells Fargo financial consultants' own interests instead of that of the investor.

Specific Programs Were Designed By H.D. Vest to Push the Shelf Space Funds on Investors

54. At the beginning of 2001, H.D. Vest was acquired by Wells Fargo. This acquisition gave the Wells Fargo parent company control over H.D.Vest's network of more than 6,000 tax and financial consultant independent contractors, who manage more than $16 billion in assets. According to Wells Fargo documents, with Wells Fargo's acquisition of Defendant H.D. Vest, Defendant H.D. Vest also entered into kickback arrangements with certain of the Shelf Space Funds in exchange for pushing the Shelf Space Funds on investors. Moreover, in exchange for the kickbacks received from the Shelf Space Funds, H.D. Vest provided the Shelf Space Funds' investment advisers with enhanced access to the H.D. Vest broker/dealer sales force, and

---

[2] These fees are often measured in basis points. A basis point "bp" is one-hundredth of a percentage point (0.01%). For example, 10bp of $1 billion equals $1 million.

heightened visibility in the firm. H.D. Vest referred to its Shelf Space Funds as "Level One Sponsors."

55. According to Wells Fargo documents, H.D. Vest received the following amounts in revenue sharing payments from the Shelf Space Fund's investment adviser or its affiliates:

- A 10 to 25 bp charge on sales of shares;
- Annual fees of 5 to 15 bp for holding mutual fund assets;
- Significant lump sum payments; and
- Cost sharing of educational, training, record-keeping and other sales costs.

56. As a result of these arrangements, investors were misguided into mutual funds that were not suitable for them and had inferior performance to other funds.

<u>The Sales Loads Paid To The Brokers Were Not Justified</u>

57. Approximately 98% of mutual fund shareholders say their investments constitute long-term savings and about 77% cite retirement savings as their primary financial goal. David J. Carter, *Mutual Fund Board and Shareholder Action,* 3 Vill. J. of Law & Inv. Mgmt. 1, 8 (2001). Many investors purchase mutual funds through brokers such as Wells Fargo Investments and H.D. Vest, ostensibly paying their financial consultant to guide their fund selection. According to a recent survey by the SEC, investors believed that anyone with a title other than a broker, for example a "financial consultant" or "financial adviser," provided something more than a broker. In addition, many assumed that investment advisers, financial consultants and financial advisers all provided financial planning. Cynthia A. Glassman, Speech by SEC Commissioner, SEC in Transition: What We've Done and What's Ahead, June 15, 2005, *available at* http://ftp.sec.gov/news/speech/spch061505cag.htm.

58. When investors speak to financial consultants regarding the purchase of mutual funds, financial consultants can help the investor by providing (a) assistance selecting funds that are harder to find and evaluate; (b) access to funds with lower costs (excluding distribution costs); and (c) access to funds with better performance. Daniel Bergstresser et al., *Assessing the Costs and Benefits of Brokers in the Mutual Fund Industry* (Jan. 16, 2006) (Working Paper Series, Am.

Fin. Assoc. 2006 Boston Meetings), *available at* http://papers.ssrn.com/sol3/papers.cfm?abstract_id=616981.

59. Investors can avoid the huge fees associated with the services of distribution professionals, such as financial consultants, by determining all the above-mentioned issues for themselves and purchasing mutual funds directly from a fund company. Many investors choose, however, to pay the substantial fees and commissions to obtain financial guidance from financial consultants. These commissions are often known as a "sales load" or "sales charge." There are two general types of sales loads—a front-end sales load investors pay when they purchase fund shares and a back-end or deferred sales load investors pay when they redeem their shares. 12b-1 fees can also be used to compensate brokers in place of part of their sales load.[3] Securities and Exchange Commission, Mutual Fund Fees and Expenses, http://www.sec.gov/answers/mffees.htm (last visited Apr. 3, 2006).

60. According to a recent study, in 2002, mutual fund investors paid as much as $3.6 billion in front-end loads, $2.8 billion in back-end loads and another $8.8 billion in 12b-1 fees, all in addition to the $23.8 billion investors paid during that same year for investment management fees and other operational expenses. Bergstresser et al., *Assessing the Costs, supra.* Thus, the effort to sell a mutual fund consumes material resources from the investors, often deducting around 5% from their total investments in a fund. In 2002, the fees associated with funds sold through a broker were twice as large as the fees charged to investors who purchased funds directly from the mutual fund family. *Id.*

61. Defendants WF Investments and H.D. Vest gave the impression of providing the benefits of objective investment advice to investors. In order to attract mutual fund investors that would result in a heavy sales load for financial consultants, the Wells Fargo website suggested

[3] SEC Rule 12b-1 under the Investment Company Act permits a fund to pay "12b-1" distribution fees out of fund assets, but only if the fund has adopted a 12b-1 plan authorizing their payment, and only if the Directors properly find that there is a reasonable likelihood that the plan will benefit the fund and its investors. Distribution fees are comprised of fees paid to the Distributor Defendants for marketing and selling fund shares, including compensation for advertising, the printing and mailing of prospectuses and sales literature to investors, and payments to brokers and others who sell fund shares.

that investors, "[c]hoose professional management and diversification from more than 8000 mutual funds, including Wells Fargo Funds, available through Wells Fargo Investments ...Get a personal investment planning and advice from an experienced and knowledgeable investment professional whose goal it is to constantly monitor the markets so you don't have to." WellsFargo.com, Mutual Funds Center, http://web.archive.org/web/20031204203746/wellsfargo.com/investing/ mutual_funds.jhtml (last visited Apr. 3, 2006).

62. However, Defendants WF Investments and H.D. Vest failed to provide any benefits to the investors who used their services to purchase the Shelf Space Funds. Defendants' unlawful mutual funds sales practices focused on maximizing Defendants' profit to the detriment of investors, placing investors in mutual funds that did not perform as well as their peers and were more expensive with respect to fees. Defendants did this for undisclosed kickbacks received from Shelf Space Funds. Defendants took advantage of investors' reliance on their financial expertise and steered those investors into unsuitable mutual funds, inappropriate class shares and brokerage programs that incurred higher costs to the investor.

THE TRUTH IS DISCLOSED

63. The truth about Wells Fargo's kickback arrangement started to be revealed on June 8, 2005, when the NASD censured and fined the Broker/Dealers Defendants. As detailed in the NASD's press release, the:

> NASD found that the [Broker/Dealer Defendants], most of which sold funds offered by hundreds of different mutual fund complexes, operated "preferred partner" or "shelf space" programs that provided certain benefits to a relatively small number of mutual fund complexes in return for directed brokerage. The benefits to mutual fund complexes of these quid pro quo arrangement included, in various cases, higher visibility on the firms' internal web sites, increased access to the firms' sales forces, participation in "top producer" or training meetings, and promotion of their funds on a broader basis than was available for other funds
>
> * * *
>
> The retail firms generally monitored the amount of directed brokerage received to ensure that the fund complexes were satisfying their revenue sharing obligations. The use of directed brokerage allowed

> the fund complexes to use assets of the mutual funds instead of their own money to meet their revenue sharing obligations.

Press Release, NASD, NASD Charges 15 Firms With Directed Brokerage Violations, Imposes Fines Totaling More Than $34 Million (June 8, 2005), *available at* http://www.nasd.com/web/idcplg?IdcService=SS_GET_PAGE&ssDocName=NASDW_014340 ("June 8, 2005 NASD Press Release").

64. Specifically, the NASD found that the Broker/Dealer Defendants operated Shelf Space programs that provided certain benefits to a relatively small number of mutual fund complexes in return for directed brokerage.

65. Then, in December 2005, the full extent of Defendants' conflicts of interest were revealed when in a Wells Fargo document entitled: **"WELLS FARGO INVESTMENTS, LLC POTENTIAL CONFLICTS OF INTEREST DISCLOSURE STATEMENT"** was publicly circulated. In this document, Wells Fargo disclosed that:

- Wells Fargo had entered into financial arrangements with a limited number of mutual fund companies (*i.e.* the Shelf Space Funds) that Wells Fargo referred to as "Platform Participants";
- said mutual funds typically paid Wells Fargo up to 12 basis points on equity assets and 7.5 basis points on fixed income assets, with a minimum of $50,000 being paid annually from each said mutual fund family;
- in addition to payments received from third-party mutual fund families, Wells Fargo Investments received revenue from Wells Fargo Funds Management, LLC
- as a result of these payments, these limited number of mutual funds "receive enhanced access to Wells Fargo's Investments' sales force" [i.e. "financial consultants"] and meet with said "financial consultants" in training events, conference calls and private meetings; and
- "the above-referenced payments and compensation arrangements are ***in addition to the sales charges and fees that are disclosed in the fee tables, prospectuses and statements of additional information***." (emphasis added).

In other words, in this document, Wells Fargo admitted that it received the payments from the Shelf Space Funds that are at issue in this Complaint, that said payments created "Potential Conflicts of Interests" and that, finally, such payments were not disclosed in either the Shelf Space Funds' prospectuses or statements of additional information.

The Performance of Most of H.D. Vest's and WF Investments
Shelf Space Funds Was Below The Industry Average

66. Defendants' decision to steer investors into Shelf Space Funds over other funds was detrimental to investors, as is illustrated by the Shelf Space Funds' poor performance. For example, during the Class Period, AIM Mutual Funds, a Shelf Space Fund for both WF Investments and H.D. Vest, posted returns that were below the industry's category average returns:

	2002	2003	2004
AIM's Total Return	-23.3	28.7	10.3
Industry Category Average	-20.8	30.0	11.3

Morningstar.com, AIM Investments Mutual Funds Family Snapshot, Mar. 31, 2006, http://quicktake.morningstar.com (password required).

67. More evidence of the Shelf Space Funds' poor performance can be found in industry analysts' publications. For example, industry analyst Morningstar provides a fund family score, which is an asset-weighted average of all of a fund company's Morningstar ratings (also known as star ratings) within an asset class. The fund family score can help investors determine a firm's overall profitability within a specific asset class (domestic stock, international stock, municipal bond or taxable bond), and can range from 1.0 to 5.0. A score below 2.5 is an indication that the fund company has met with little success in that asset class. A score between 2.5 and 3.5 indicates the fund company is about average, while a score above 3.5 indicates the fund company has a fair amount of prowess. The more funds a firm manages per asset class, the stronger the

significance of the fund family score with respect to fund's performance. In this regard, the majority of AIM's assets were not successful and the remaining were only average, as illustrated by the chart below:

Asset Class	Score	% of Assets
Domestic Stock	2.3	74.25
Taxable Bond	1.6	5.33
International Stock	3.0	13.53
Municipal Bond	2.9	2.03

Id.

68. John Hancock Mutual Funds, which was also one of H.D. Vest's Shelf Space Funds, also had total returns below the category average and a poor fund family score:

	2002	2003	2004
JH's Total Return	-12.8	19.4	9
Industry Category Average	-10.9	24.4	10.2

Asset Class	Score	% of Assets
Domestic Stock	2.3	59.11
International Stock	2.1	5.49
Taxable Bond	2.8	17.47
Municipal Bond	2.8	1.96

Morningstar.com, *John Hancock Fund Family Snapshot*, Feb. 28, 2006, http://quicktake.morningstar.com (password required).

69. MFS, another of H.D. Vest's and WF Investments' Shelf Space Fund participants, also followed the same trend as other Shelf Space Funds, yielding total returns that were below the industry's category average returns.

	2002	2003	2004
MFS's Total Return	-18.2	21.1	11.5
Industry Category Average	-16.5	23.5	9.9

Asset Class	**Score**	**% of Assets**
Domestic Stock	2.4	50.40
Taxable Bond	2.6	10.39
Municipal Bond	2.8	6.79
International Stock	3.4	14.35

Morningstar.com, *MFS Mutual Funds Family Snapshot,* Mar. 31, 2006, http://quicktake.morningstart.com (password required).

70. Putnam, another of Defendants' Shelf Space Funds, followed the same trend, having total returns that were below the industry's category average returns.

	2002	2003	2004
Putnam's Total Return	-16.9	23.2	9.9
Industry Category Average	-16.0	25.4	10.7

Asset Class	**Score**	**% of Assets**
Domestic Stock	2.1	58.29
Taxable Bond	2.5	12.40
Municipal Bond	2.6	7.99
International Stock	2.6	12.39

Morningstar.com, *Putnam Mutual Funds Family Snapshot,* Mar. 31, 2006, http://quicktake.morninstar.com (password required).

71. Phoenix, another participant in the Shelf Space Funds, followed the same trend, having total returns that were below the industry's category average returns.

	2002	2003	2004
Phoenix's Total Return	-16	23.5	9.3
Industry Category Average	-15.7	24.4	10.5

Asset Class	Score	% of Assets
Domestic Stock	1.8	47.53
Municipal Bond	1.4	1.63
International Stock	2.5	4.60
Taxable Bond	3.1	25.47

Morningstar.com, Phoenix Mutual Funds Family Snapshot, Mar. 31, 2006, http://quicktake.morningstar.com (password required).

72. As is illustrated by the pattern of their under-performance relative to their peers, the Shelf Space Funds' performance played no role in why WF Investments and H.D. Vest promoted these fund families over others. In fact, the performance of the Shelf Space Funds relative to their peers demonstrates that Defendants' financial consultants should have referred other funds than the Shelf Space Funds to investors, but that the incentives and pressure biased WF Investments and H.D. Vest's financial consultants.

<u>The Shelf Space Arrangements Resulted in Investors Paying Higher Fees To Brokers</u>

73. Investors paid more than a sales load to Wells Fargo's brokerage firms as a result of the Shelf Space arrangements. As a result of these kickback arrangements, additional assets were deducted from investors' invested principal in the Shelf Space Funds to compensate the Wells Fargo financial consultants for providing biased pre-determined advice to investors. Specifically, brokerage commissions, shareholder fees, advisory fees and 12b-1 fees were deducted from the

investors' principal to pay financial consultants for their role in steering investors into the Shelf Space Funds.

74. As explained above, directed brokerage is the practice whereby investment advisers direct underlying portfolio securities transactions to broker dealers that sell shares of the fund in order to remunerate those brokers for pushing the advisers' mutual funds shares onto investors. This practice directly harms investors, especially where, as here, the fund is alleged to be "paying up," or trading securities at commission rates higher than the fund would otherwise pay if it were not indirectly paying for distribution through directing brokerage. Directed brokerage creates a material conflict of interest because the investment adviser has a strong incentive to use brokerage commissions to increase the size of its funds (thereby increasing management/advisory fees) and to avoid paying financial consultants out of its own assets. Directed brokerage may also be used to circumvent NASD rules on sales charges, undermining the protection afforded to investors under §22(b) of the ICA, which states that:

> [T]he price at which such security is offered or sold to the public shall not include an excessive sales load but shall allow for reasonable compensation for sales personnel, broker-dealers, and underwriters, and for reasonable sales loads to investors...

17 C.F.R. 270.22(b)(1).

75. In connection with managing the underlying portfolios' funds, the Shelf Space Funds' investment advisers often directed excessive commissions on such trades to WF Investments and H.D. Vest, among others. In return for the efforts of WF Investments and H.D. Vest to steer their clients into the Shelf Space Funds, the Funds paid them directed brokerage commissions that were in excess of what they would have paid under an agreement reached with the broker/dealers through arm's-length bargaining. The investment advisers would use these excessive commissions, which are Fund assets belonging to investors, to meet their revenue sharing commitments.

76. According to both Wells Fargo documents and documents from Shelf Space Funds, from January 2001 through December 31, 2003, six Preferred Partners (AIM, Franklin/Templeton, Hartford, MFS, Oppenheimer and Putnam) paid Defendant WF Investments

more than nine million dollars in kickback payments by directing brokerage commissions for portfolio transactions to WF Investments, for its benefit. Wells Fargo Investments, LLC, NASD Letter of Acceptance, Waiver and Consent (No. CE1050006).

77. WF Investments arranged for a Wells Fargo affiliate to execute Fund portfolio transactions for the commission on such transactions against revenue sharing costs at a rate of approximately $1.00 to $1.30 in commissions per dollar of fees. *Id.*

78. The Shelf Space Funds directed WF Investments, through an affiliate, to apply the commission for a specific portfolio transaction to satisfy its revenue sharing obligations. When the Shelf Space Fund placed an order, the trading desk at the WF Investments affiliate deducted and retained a portion of the brokerage commissions for its trade execution and overhead expenses, and paid the rest to WF Investments, even though WF Investments provided no services in connection with the trade. WF Investments credited its portion of the brokerage commissions against the Preferred Partner's revenue sharing fees. *Id.*

79. At the same time, H.D. Vest received directed brokerage commissions from six Shelf Space Funds (AIM, John Hancock, LFD, MFS, Oppenheimer, Putnam and Scudder) totaling more than twelve million dollars between January 31, 2001 and December 31, 2003. Typically, these Shelf Space Funds would pay brokerage commissions at a rate of approximately $1.20 to $1.30 in commissions for each dollar owed to H.D. Vest. H.D. Vest Investment Services, NASD Letter of Acceptance, Waiver, and Consent (No. CE1050007).

THE SHELF SPACE FUNDS' PROSPECTUSES, THEIR STATEMENTS OF ADDITIONAL INFORMATION AND DEFENDANTS' PUBLIC STATEMENTS WERE MATERIALLY FALSE AND MISLEADING REGARDING THE SHELF SPACE ARRANGEMENTS

80. The kickback activities engaged in by Defendants as described above created conflicts of interest with respect to the financial consultants' investment advice given to their clients and the management of their client accounts. These conflicts of interest were not disclosed to Plaintiff and the Class, and were actively concealed from clients. Disclosure of these sales incentives and compensation structures were necessary for Wells Fargo's clients to make informed investment decisions.

81. Wells Fargo disclosed information to its customers concerning mutual fund purchases primarily through supplying customers with the prospectuses and if requested, the statements of additional information ("SAIs") issued by the mutual funds.

82. A mutual fund's prospectus and its SAIs are required to disclose all material facts in order to provide investors with information that will assist them in making an informed decision about whether to invest in a mutual fund. The law requires that such disclosures be in straightforward and easy to understand language such that it is readily comprehensible to the average investor. *See* Plain English Disclosure, SEC Release Nos. 33-7497, 34-39593 (Oct. 1, 1998) (to be codified at 17 C.F.R. pts. 228, 229, 230, 239 and 274).

83. Prior to investing in any of the Shelf Space Funds, Plaintiff and each member of the Class were entitled to receive the appropriate prospectuses. The SAI is not distributed to investors, but is available to them on request. The prospectuses and SAIs were deceptive and misleading as they failed to disclose Defendants' practice of steering investors into Shelf Space Funds.

84. Each of the Shelf Space Funds prospectuses and their SAIs issued during the Class Period failed to adequately disclose to investors material information about the mutual funds and the fees and costs associated with them. As seen below, each of the prospectuses and their SAIs contained the same materially false and misleading statements and omissions regarding directed brokerage, 12b-1 fees and soft dollars. For example, the April 1, 2003 Prospectus for the Massachusetts Financial Services ("MFS") Investors Growth Stock Fund — one of the Shelf Space Funds identified in Exhibit A — is identical in substance to all the other Shelf Space Fund prospectuses issued during the Class Period in that it states under the heading "Portfolio Transactions And Brokerage Commissions":

> In connection with the selection of broker dealers and the placing of Fund portfolio transactions, the Adviser seeks to achieve for the Fund the best overall price and execution available from responsible brokerage firms, taking account of all factors it deems relevant, including by way of illustration: price; the size of the transaction; the nature of the market for the security; the amount of the commission; the timing and impact of the transaction taking into account market prices and trends; the reputation, experience and financial stability of the broker or dealer involved; and the quality of services rendered by

the broker or dealer in other transactions.

In the case of securities traded in the over-the-counter market, the Adviser normally seeks to deal directly with the primary market makers, unless in its opinion, best execution may be available elsewhere. In the case of securities purchased from underwriters, the cost of such securities generally includes a fixed underwriting commission or concession. From time to time, soliciting dealer fees are available to the Adviser on tender or exchange offers. Such soliciting or dealer fees are in effect recaptured by the MFS Funds. At present, no other recapture arrangements are in effect.

As permitted by Section 28(e) of the Securities Exchange Act of 1934, as amended, the Adviser may cause the Fund to pay a broker or dealer which provides brokerage and research services to the Adviser an amount of commission for effecting a securities transaction for the Fund in excess of the amount other brokers or dealers would have charged for the transaction if the Adviser determines in good faith that the greater commission is reasonable in relation to the value of the brokerage and research services provided by the executing broker or dealer viewed in terms or either a particular transaction or the Adviser's overall responsibilities to the Fund and its other clients. “Commissions,” as interpreted by the SEC, include fees paid to brokers for trades conducted on an agency basis, and certain mark-ups, mark-downs, commission equivalents and other fees received by dealers in riskless principal transactions placed in the over-the-counter market.

Although commissions paid on every transaction will, in the judgment of the Adviser, be reasonable in relation to the value of the brokerage and research services provided, commissions exceeding those which another broker might charge may be paid to broker-dealers who were selected to execute transactions on behalf of the Fund and the Adviser’s other clients in part for providing such brokerage and research services.

The term “brokerage and research services” includes advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities; furnishing analyses and reports concerning issues, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement).

Broker-dealers may be willing to furnish statistical, research and other factual information or service (“Research”) to the Adviser for no consideration other than brokerage or underwriting commissions. Securities may be bought or sold from time to time through such broker-dealers on behalf of the Fund and the Adviser's other clients.

The Adviser’s investment management personnel seek to evaluate the quality of Research provided by brokers. Results of this effort are made available to the Adviser’s Equity Trading Department which sometimes uses this information as a consideration in the selection of

> brokers to execute portfolio transactions. However, the Adviser is unable to quantify the amount of commissions which were paid as a result of such Research because a substantial number of transactions are effected through brokers which provide Research but which were selected principally because of their execution capabilities.
>
> The advisory fee paid by the Fund to the Adviser is not reduced as a consequence of the Adviser's receipt of Research. To the extent the Fund's portfolio transactions are used to obtain Research, the brokerage commissions paid by the Fund might exceed those that might otherwise be paid, by an amount which cannot be currently determined. The Research received is useful and of value to the Adviser in serving both the Fund and other clients of the Adviser. While the Research is not expected to reduce the expenses of the Adviser, the Adviser would, through the use of the Research, avoid the additional expenses which would be incurred if it should attempt to develop comparable information through its own staff.
>
> In effecting portfolio transactions on behalf of the Fund and the Adviser's other clients, the Adviser from time to time may instruct the broker-dealer that executes a transaction to allocate, or "step out," a portion of such transaction to another broker-dealer. The broker-dealer to which the Adviser has "stepped out" would then settle and complete the designated portion of the transaction, and the executing broker-dealer would settle and complete the remaining portion of the transaction that has not been "stepped out." Each broker-dealer would receive a commission or brokerage fee with respect to that portion of the transaction that it settles and completes.
>
> Consistent with the Advisory Agreement and applicable rules and regulations, the Adviser may consider sales of shares of the Fund and of other funds or accounts of the Adviser as a factor in the selection of broker-dealers to execute the Fund's portfolio transactions.
>
> MFS Investors Growth Stock Funds, prospectus effective Mar. 30, 2003 (Form N-1A)

(Mar. 28, 2003).

85. This MFS Shelf Space Fund prospectus cited above is false and misleading, as are all of the Shelf Space Fund prospectuses, in that it fails to disclose that directed brokerage commissions were paid from MFS to Wells Fargo (or to any other broker-dealers) to satisfy pre-determined, negotiated arrangements for specific amounts of brokerage commissions with Wells Fargo. *See also, e.g.*; Putnam Discovery Growth Fund, prospectus effective Apr. 30, 2003 (Form N-1A) (Apr. 30, 2003); AIM Real Estate Fund, prospectus effective Apr. 30, 2003 (Form N-1A) (Apr. 25, 2003); Oppenheimer Multiple Strategies Fund, prospectus effective Nov. 21, 2003

(Form N-1A) (Nov. 21, 2003); Columbia Growth Fund, prospectus effective Jan. 1, 2004 (Form N-1A) (Dec. 31, 2003).

86. In an SEC action against MFS filed March 31, 2004 for violation of the federal securities laws, the SEC determined that such statements as those made in the Shelf Space Fund prospectus cited above are ***inadequate and in violation of the federal securities laws***. The SEC concluded that such statements "did not adequately disclose to ... shareholders that [MFS] allocated fund brokerage commissions to satisfy strategic alliances." SEC Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions, In the Matter of Massachusetts Financial Services Company, Mar. 31, 2004, *available at* http://www.sec.gov/litigation/admin/ia-2224.htm. The SEC further explained that such statements in Prospectuses did not effectively communicate and ***"did not adequately disclose that MFS had entered into bilateral arrangements with those broker-dealers to allocate specific negotiated amounts to fund brokerage commissions for specified marketing and distribution services."*** *Id.* (emphasis added). Therefore, as the statements in the Shelf Space Funds' prospectuses are identical in substance to the inadequate disclosures made by MFS referenced above, the Shelf Space Funds' Prospectuses similarly violated the disclosure requirements mandated by the federal securities laws.

87. For example, the SEC has also fined and sanctioned Shelf Space Fund Franklin/Templeton for failing to adequately disclose the Shelf Space arrangements it had with broker/dealers. The SEC noted that:

> Although the SAIs stated that [Franklin/Templeton] could consider a broker-dealer's sales of fund shares when selecting a broker-dealer to execute portfolio transactions, they did not describe FTDI's practice of annually negotiating shelf space arrangements with certain broker-dealers. They did not make clear to fund shareholders that brokerage commissions were used to offset shelf space payment obligations under at least some of these shelf space arrangements. They also did not make clear that use of brokerage payments in this manner was specifically authorized by the funds' distribution plans approved by the FT [Franklin/Templeton] Fund Boards pursuant to Rule 12b-1.

SEC Order Instituting Administrative And Cease-And-Desist Proceedings, Making Findings, And Imposing Remedial Sanctions, In the Matter of Franklin Advisers, Inc. and Franklin/Templeton

Distributors, Inc., *available at* http://www.sec.gov/litigation/admin/34-50841.htm (emphasis added). *See also* SEC Order Instituting Administrative And Cease-And-Desist Proceedings, Making Findings, And Imposing Remedial Sanctions, In the Matter of OppenheimerFunds, Inc. and OppenheimerFunds Distributor, Inc., Sept. 14, 2004, *available at* http://www.sec.gov/litigation/ admin/34-52420.pdf; SEC Order Instituting Administrative And Cease-And-Desist Proceedings, Making Findings, And Imposing Remedial Sanctions, In the Matter of Putnam Investment Management, LLC, Mar. 23, 2005, *available at* http://www.sec.gov/litigation/admin/ia-2370.pdf

88. Additionally, the Broker/Dealer Defendants' reliance on the Shelf Space Funds' prospectuses and SAIs to disclose the revenue sharing arrangements was insufficient to make investors aware of the costs and risks associated with these arrangements. The SEC recently brought administrative actions against broker-dealers for failing to adequately disclose their revenue sharing relationships to investors by solely relying on Shelf-space Funds' prospectuses and SAI. As was explained in the SEC Administrative Cease-and-Desist Order brought against Citigroup Global Corp ("CGMI"):

> CGMI relied on the participating funds' prospectuses and SAIs to satisfy its disclosure obligations with regard to its revenue sharing program....[M]ost of the disclosures were generally vague and lacked sufficient information to inform CGMI's customers of the nature and scope of CGMI's revenue sharing program. For example, the prospectuses and SAIs did not specifically disclose the magnitude of the revenue sharing payments that CGMI received from the fund complexes or that certain fund complexes had greater access to, or increased visibility in, CGMI's retail network. As a result, CGMI's customers were not provided with sufficient information to appreciate the dimension of the conflict of interest the revenue sharing program created.

In the Matter of Citigroup Global Markets, Inc., Order Instituting Administrative and Cease-and-Desist Proceedings, SEC Act Release No. 8557, March 23, 2005.

Likewise, in an SEC action against Edward D. Jones, another broker-dealer, the SEC also came to the same conclusions, and noted that the:

> [P]referred families' prospectuses and SAIs fail to disclose adequate information about the source and the amount of revenue sharing payments to

> Edward Jones and the dimensions of the resulting potential conflicts of interest. Although the Preferred Families' prospectuses and SAI's contained
>
> various disclosures concerning payments to broker-dealers distributing their funds, few of these disclosures adequately described Edward Jones' potential conflict of interest.

In the Matter of Edward D. Jones & Co., L.P., Order Instituting Administrative and Cease-and Desist Proceedings, SEC Release No. 8520, December 22, 2004.

89. Here, as in the SEC's actions against Edward Jones and Citigroup, the Broker/Dealer Defendants improperly relied on prospectuses and SAIs that failed to disclose the financial quid pro quo arrangements discussed above. The Shelf Space prospectuses and SAIs also failed to disclose that participants in the Broker/Dealers' financial quid pro quo arrangements paid with brokerage commissions, a portion of advisory fees and other fees derived from the Shelf Space Funds and their investors, in addition to the sales loads accompanying the initial purchase of shares. The Broker/Dealer Defendants took no other steps to ensure that investors were made aware of the material scope of these arrangements, the nature of which was also not disclosed, leaving Shelf Fund investors unaware that the payments made by Shelf Space Funds to the Broker/Dealer Defendants were in exchange for the Broker/Dealer Defendants' "financial consultants" steering investors into the Shelf Space Funds. In fact, the additional fees were paid to sway the financial consultants into misrepresenting the value and performance of the Shelf Space Funds. Defendants, therefore, misled investors into believing that the Shelf Space Funds were given priority over other mutual funds due to their performance and the consultants' objective analyses of different mutual funds.

<u>Defendants Were Misleading in Their Public Statements Regarding Brokers' Compensation</u>

90. Both WF Investments' and H.D. Vest's statements regarding their revenue sharing arrangements and financial consultants' compensation were misleading. The website of both retail broker/dealers states that financial consultants do not receive "any portion of, or any additional compensation as a result of these payments or compensation arrangements." *See* HDVest.com, Important Information About Mutual Funds, *available at*

http://www.hdvest.com/investor-mutualfunds.html; and Wells Fargo Investments, LLC, An Investor Guide to Mutual Funds, *supra*.

91. However, the NASD explicitly censured and fined H.D. Vest for reimbursing "brokers' expenses incurred in connection with certain firm training and educational conferences based, in part, on the brokers' sales of funds that participated in its preferred partner program -- instead of giving equal weight to the sales of all mutual funds, as required." *See* June 8, 2005 NASD Press Release, *supra*. Likewise, WF Investments sponsored and/or participated in lunches, seminars, conference calls and workshops for financial consultants to encourage them to sell the Shelf Space Funds. Wells Fargo Investments, LLC, NASD Letter Of Acceptance, Waiver And Consent (No. CE1050006).

<u>Additional Scienter Allegations</u>

92. As alleged herein, Defendants acted with scienter in that Defendants knew that the public statements issued or disseminated in the name of the Shelf Space Funds and Wells Fargo were materially false and misleading, knew that such statements would be issued or disseminated to the investing public, and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements as primary violations of the federal securities laws. As set forth elsewhere herein in detail, Defendants, by virtue of their knowledge of the true facts regarding the kickback scheme and improper influence exerted to push the Shelf Space Funds on Wells Fargo clients, and their control over, and/or receipt and/or modification of Shelf Space Funds' materially misleading omissions and misstatements and/or their associations with Wells Fargo which made them privy to confidential proprietary information concerning the Wells Fargo incentive scheme, culpably participated in the fraudulent scheme alleged herein. Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein.

<u>Plaintiff And Other Members Of The Class Have Suffered Damages As A Result Of Defendants WF Investments and H.D. Vest's Illegal And Improper Actions</u>

93. As a result of Defendants' conduct alleged above, Plaintiff and the other members of the Class have suffered damages. The damages suffered by Plaintiff and the other members of the

Class were a foreseeable consequence of Defendants' omissions and conduct, particularly in light of the fact that the net returns on the Shelf Space Funds were diminished as a result of the improper kickbacks Wells Fargo broker/dealers took from the Shelf Space Funds. Plaintiff and other members of the Class would not have purchased the Shelf Space Funds, and paid the related commissions and fees associated with them, had they known of the illegal and improper practices Defendants used to direct them into the Shelf Space Funds as alleged above. By investing in the Shelf Space Funds, Plaintiff and other members of the Class received a return on their investment that was substantially less than the return they would have received had they invested the same dollars in a comparable fund. Alternatively, investors could have invested fewer dollars in a non-Shelf Space Fund to obtain a rate of return equal to or greater than that obtained at a higher price from the comparable Shelf Space Fund.

94. Additionally, Plaintiff and other members of the Class were deceived into buying shares of the Shelf Space Funds at an artificially inflated value. Plaintiff and other members of the Class accepted, as an integral aspect of purchasing shares of the Shelf Space Funds, that they would be required to pay fees and expenses against their ownership interests in the Shelf Space Funds, with the understanding that those charges were legitimate outlays for services that would benefit the mutual fund and contribute positively to its value. In truth, a significant portion of those expenses was not being used to provide the services promised, but rather to increase the profits of Wells Fargo and its affiliates by financing the programs challenged in this lawsuit. As a result, the values of the Shelf Space Funds were less than they appeared to be to members of the Class. Plaintiff and the other members of the Class have also suffered damages through commissions paid by Plaintiff and the other members of the Class for their purchase of shares of the Shelf Space Funds. Had Plaintiff and the other members of the Class known about the practices alleged above, Plaintiff and the other members of the Class would not have paid such commissions. Plaintiff's and the other members of the Class' damages, as a result of the commissions they paid for shares of the Shelf Space Funds, were a foreseeable consequence of Defendants' failure to disclose.

95. Additionally, as a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of the Shelf Space Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of the fact that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiff and the other members of the Class acquired the shares or interest in the Shelf Space Funds during the Class Period at distorted prices and were damaged thereby.

THE WELLS FARGO FUNDS' INVESTMENT ADVISERS AND DISTRUTORS ENGAGED IN IMPROPER CONDUCT

96. During the relevant timeframe, compensation and fees paid to the Investment Adviser and Distributor Defendants rose dramatically even though the services provided by these Defendants remained the same, and no additional benefits were provided to the Funds or their investors in return for the additional fees. As a result, the advisory and distribution fees were excessive.

97. A major reason for the dramatic increase in compensation to the Investment Adviser Defendants, Distributor Defendants and affiliates was the growth in the size of the Wells Fargo Funds, resulting from Defendants' use of Wells Fargo Fund assets to promote the sale of Wells Fargo Fund shares through participation in revenue sharing or "Shelf Space" programs. Among other things, these programs included: (a) cash payments to financial consultants in return for the financial consultants' agreement to promote sales of Wells Fargo Fund shares; (b) the directing of Wells Fargo Fund portfolio brokerage to brokerage firms in return for agreements by the financial consultants to promote the shares of the Wells Fargo Funds; and (c) "Soft Dollar" commission arrangements with financial consultants. These payments resulted in the growth of the Wells Fargo Funds, which benefited the Investment Adviser and Distributor Defendants because it allowed their advisory and other asset-based fees to increase. The aforesaid Defendants engaged

in those programs in an effort to generate increased compensation even though many of those programs were in violation of SEC and NASD rules and regulations. Defendants engaged in such activity despite ample evidence that the increase in their compensation was not justified by any increase in the quality or nature of the services which they provided to the Wells Fargo Funds or their investors, or by additional benefits to the Wells Fargo Funds or their investors.

98. Although an increase in mutual fund assets can benefit investors through economies of scale that decrease the expenses of operating such funds on a per share basis, Defendants failed to reduce their fees to pass on the economies of scale to the Wells Fargo Funds or their investors. Instead, they utilized the economies of scale for their own benefit.

99. The fee structure imposed by Defendants on the Wells Fargo Funds and their investors far exceeded the fees that would be paid as a result of arm's-length bargaining. Fees for essentially the same services that were paid by similar funds not affiliated with Defendants were substantially less.

100. In addition, Wells Fargo Fund assets were used to pay large amounts of "Rule 12b-1" fees to the Distributor Defendants without any benefit accruing to the Wells Fargo Funds or their investors from those payments. The Investment Advisers Defendants' management fees were also excessive because they used Fund assets to pay for their out-of-pocket expenses although they were already being compensated on a basis that reimbursed them for such expenses. For example, they caused the Wells Fargo Funds to make "Soft Dollar" commission payments to financial consultants, through which financial consultants were paid commissions at a rate that exceeded the normal rate for effectuating portfolio transactions, in return for services that would normally be provided by the advisers and for which the advisers were already being paid. Soft Dollar commissions were utilized by Defendants to shift significant expenses from the investment advisers to the Wells Fargo Funds and their investors without any corresponding offset in the level of the management fee.

101. Furthermore, the Directors of the Wells Fargo Funds ("Directors") failed to satisfy their duty to independently and conscientiously evaluate the Funds' 12b-1 and advisory fee arrangements, a factor which strongly supports a finding of fee excessiveness. The Directors were

unable to perform their duties as the "watchdogs" of the Wells Fargo Funds because they failed to obtain enough information adequately to evaluate the Wells Fargo Funds' distribution fees as required by Rule 12b-1. As a result of the Directors' failure to be adequately informed, they were unable to evaluate whether Defendants' use of Wells Fargo Fund assets for Shelf Space agreements was in the Wells Fargo Funds' and their investors' best interest and whether the fees being charged were excessive. Moreover, the increase in the Wells Fargo Funds' net assets, accompanied by an increase in the expense ratios and Defendants' failure to reduce their fees, were red flags which the Directors disregarded. As a result, the Directors did not perform their duties as "watchdogs" of the Wells Fargo Funds because they failed to ensure that any economies of scale that were being realized from the increase in Wells Fargo Funds assets were passed to the Wells Fargo Funds and their investors. The Directors' failure to satisfy their duties resulted in excessive fees being charged to the Wells Fargo Funds that were disproportionate to the services rendered and were not the product of arm's-length bargaining.

THE INVESTMENT ADVISER AND DISTRIBUTOR DEFENDANTS BREACHED THEIR DUTIES BY CHARGING EXCESSIVE FEES NOT REASONABLY RELATED TO THE <u>SERVICES PROVIDED</u>

102. The fees charged to a mutual fund and its investors should be the equivalent of fees that would have been negotiated within the bounds of arm's-length bargaining. Directors are responsible for negotiating the fees charged to the fund on behalf of the investors who, individually, are unable to negotiate such fees. At the same time, investment advisers and their affiliates have a fiduciary duty with respect to the fees that are charged to investors, in that such fees must be reasonably related to the services provided.

103. Congress has underscored directors' duties by adopting Section 15(c) of the Investment Company Act, requiring directors to be adequately informed of the terms of any investment advisory contracts, and giving them the authority to demand documents and other information from investment advisers in order to make informed and independent decisions when evaluating such contracts. *See* 15 U.S.C. § 80a-15(c). However, as alleged below, the Directors were beholden to the Investment Adviser Defendants, failed to adequately inform themselves and

disregarded red flags showing that the advisory and distribution fees were excessive. Furthermore, the Directors failed to hold the Investment Adviser Defendants accountable for revenue sharing agreements entered into by them with various brokerage firms, or for other Shelf Space payments for which the Investment Adviser and Distributor Defendants charged the Funds, and therefore their investors, excessive fees and commissions.

<u>The Excessive Fees At Issue</u>

104. **Investment Advisory Fees**: Investment advisory fees are calculated as a percentage of assets under management. As the fund assets increase, the dollar amount of such fees parallels this growth. Directors are charged with ensuring that such growth does not result in a windfall to advisers where commensurate services are not provided. Investment advisory fees are paid to investment advisers for managing the underlying portfolio, *i.e.*, choosing the securities in which a mutual fund should invest and conducting the operations required to support the management of the portfolio, and include the overhead and administrative costs involved in conducting the business of the investment adviser.

105. **Rule 12b-1 Fees**: SEC Rule 12b-1 permits a fund to pay "12b-1" distribution fees out of fund assets, but only if the fund has adopted a 12b-1 plan authorizing their payment, and only if the Directors properly find that there is a reasonable likelihood that the plan will benefit the fund and its investors. Distribution fees are comprised of fees paid to the Distributor Defendants for marketing and selling fund shares, including compensation for advertising, the printing and mailing of prospectuses and sales literature to investors and payments to financial consultants and others who sell fund shares. Like the investment advisory fees, 12b-1 fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund.

106. **Service Fees And Administrative Fees**: Service and administrative fees are paid to persons to respond to investor inquiries, furnish investors with information about their investments, and to provide other services required to enable the functioning of the fund. These two types of fees may pay for similar expenses or may significantly overlap, as described more fully below. Unlike distribution fees, a fund may pay shareholder service and administrative fees

without adopting a 12b-1 plan. Accordingly, such fees are often not visible to investors and are highly susceptible to manipulation by the Investment Advisers. Like the investment advisory fees and the 12b-1 fees, the service and administrative fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund.

107. **Transfer Agency Fees**: Transfer agency fees are paid to an in-house, affiliated or independent third party to handle sales and redemptions of fund shares, maintain shareholder records, compute the net asset value (the "NAV") of the fund daily, and pay out dividends and capital gains. Like the investment advisory fees, the 12b-1 fees and the administrative/service fees, the transfer agency fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund.

108. These foregoing fees are the principal components of a funds "expense ratio," which is the ratio of total expenses to net assets. The expense ratio determines the fund's efficiency and cost effectiveness, and consequently a lower number is desirable because it reflects higher total returns.

Factors That Show The Fees Charged To The Wells Fargo Funds And Their Investors Were <u>Not Reasonably Related To The Services Provided Them And Were Excessive</u>

109. Courts recognize that certain factors indicate that fees are excessive. In particular, the following factors bear on whether the investment adviser and its affiliates are charging excessive fees to a fund and its investors:

- the nature and quality of services being paid for by the fund and its investors;
- whether the investment advisory fees are reduced to reflect the "fall-out benefits" the advisers receive, which are those benefits other than the advisory fees that flow to the adviser and its affiliates as a result of the adviser's relationship with the fund;
- what fees other fund families or funds within the same fund family charge for similar services to similar mutual funds;
- whether economies of scale were passed to the funds and their investors or kept by the investment adviser; and

- whether the funds' directors or trustees exercised a sufficient level of care and conscientiousness in approving the investment advisory and distribution agreements.

110. These factors, when applied to the Wells Fargo Funds, demonstrate that the fees charged to the Wells Fargo Funds and their investors were not reasonably related to the services provided and were excessive.

The Economies Of Scale Were Not Passed On To Investors

111. While Defendants were profiting from the Funds' growth, they failed to pass the economies of scale generated from such growth to the Funds and their investors. The legislative history of Section 36(b) recognizes that an investment adviser's failure to pass on economies of scale to the fund is the principal cause of excessive fees:

> It is noted ... that problems arise due to the economies of scale attributable to the dramatic growth of the mutual fund industry. In some instances these economies of scale have not been shared with investors. Recently there has been a desirable tendency on the part of some fund managers to reduce their effective charges as the fund grows in size. Accordingly, the best industry practice will provide a guide.

S. Rep. No. 91-184, at 5-6 (1969), as reprinted in 1970 U.S. Code Cong. & Ad. News, at 4901-02.

112. An investment adviser's profit is a function of revenue minus the costs of providing services. Defendants' incremental costs of providing advisory services to the Wells Fargo Funds were nominal. The additional fees received by Defendants were disproportionate given that the nature, quality and level of the services they provided remained the same. On a per share basis, it does not cost more to manage additional assets in a growing fund because economies of scale occur at both the fund complex and portfolio levels for various costs incurred. For example, many of the costs, such as the costs of research for a particular investment, remain fixed regardless of the amount of assets in a given fund devoted to that investment. As has been noted, the mutual fund industry is a business in which economies of scale are present and are statistically significant. *See* Jim Saxton, Chairman, Joint Economic Committee of the United States Congress, *The Mutual Fund Industry: An Overview and Analysis* 19 (2002) (citing William Baumol, *The*

Economics of Mutual Fund Markets: Competition Versus Regulation 186, 190 (Kluwer Academic 1990)), *available at* http://www.house.gov/jec/mutual2.pdf.

113. The growth of assets under management by the Investment Adviser Defendants has generated substantial economies of scale which, to the great benefit of the Investment Adviser and Distributor Defendants, have not been passed on to the Funds and their investors through lower fees. Instead, Defendants retained these economies of scale for themselves as a windfall and continued charging greatly increased expenses without providing additional, commensurate services.

114. In regard to Wells Fargo Advantage Asset Allocation, industry analyst Morningstar noted that "the fund's rising costs disappoint us. Despite having below-average fees for a front-load offering in this category, fees have steadily trended upward over the past decade." Lawrence Jones, *Morningstar's Take: We think This Fund's Aggressive Allocation Stance and Increasing Costs Limit Its Appeal*, Dec. 1, 2005, http://quicktake.morningstar.com (password required). Morningstar's conclusions are supported by the increase in assets under management between 2002 and 2005, when the Fund grew from $1.13 billion to $1.16 billion and the expense ratio simultaneously increased from 1.84% to 1.90%.[4]

115. Additionally, in regards to Wells Fargo Small Cap Value Fund, Morningstar analysts have observed that, "[t]he fund's asset growth could have provided shareholders with one benefit: a lower cost, had this fund's advisor lowered expenses significantly as assets grew. Unfortunately, it has not done so. Lower costs could provide the fund a better opportunity to replicate past successes with a less nimble offering." Lawrence Jones, *Morningstar's Take: Could Wells Fargo Advantage Small Cap Value Become a Victim of Its Own Success*, Feb. 27, 2006, http://quicktake.morningstar.com (password required). The increase in assets under management and the expense ratio demonstrates Morningstar's point.

[4] Wells Fargo Asset Allocation Fund, annual report for fiscal year ending Sept. 30, 2003 (Form N-CSR) (Dec. 9, 2003); Wells Fargo Advantage Asset Allocation, annual report for fiscal year ending Sept. 30, 2005 (Form N-CSR) (Dec. 7, 2005).

116. Several other Wells Fargo Funds illustrate the same historical trends with their expense ratios:

- Between 2002 and 2005, Wells Fargo Advantage Growth Equity Fund increased in assets from $390,546,000 to $560,779,000, and the Class B expense ratio also increased from 2.22% to 2.25%;[5]
- Wells Fargo Advantage Outlook 2020 Fund's assets also increased between 2000 and 2005, growing from $230,820,000 to $363,586,000, and its Class B expense ratio rose from 1.30% to 2.02% during the same period;[6]
- Wells Fargo Advantage Diversified Equity Fund increased in assets between 2002 and 2005, from $1.16 billion to $1.37 billion, while its expense ratio remained constant.[7]
- Wells Fargo Montgomery Emerging Markets Focus Funds grew between 2002 and 2005 from $23,020,221 to $237,387,000 and its Class B expense ratio increased from 2.31% to 2.65%.[8]
- Between 2004 and 2005, Wells Fargo Advantage Small Cap Growth Fund increased from $131,274,000 to $246,389,079, and the Fund's Class B expense ratio remained at 2.15%.[9]

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[5] Wells Fargo Growth Equity Fund, annual report for fiscal year ending Sept. 30, 2003 (Form N-CSR) (Dec. 9, 2003); Wells Fargo Advantage Growth Equity, annual report for fiscal year ending Sept. 30, 2005 (Form N-CSR) (Dec. 7, 2005).

[6] Wells Fargo Outlook 2020 Fund, annual report for fiscal year ending Feb. 28, 2005 (Form N-CSR) (Apr. 27, 2005); Wells Fargo LifePath 2020 Fund, annual report for fiscal year ending Feb. 28, 2001 (Form N-30D) (May 10, 2001).

[7] Wells Fargo Diversified Equity Fund, annual report for fiscal year ending Sept. 30, 2003 (Form N-CSR) (Dec. 9, 2003); Wells Fargo Advantage Diversified Equity Fund, annual report for fiscal year ending Sept. 30, 2005 (Form N-CSR) (Dec 7, 2005).

[8] Wells Fargo Montgomery Emerging Markets Focus Fund, annual report for fiscal year ended June 30, 2003 (Form N-CSR) (Sept. 8, 2003); Wells Fargo Montgomery Emerging Markets Focus Fund, annual report for fiscal year ended Sept. 30, 2005 (Form N-CSR) (Dec. 7, 2005).

[9] Wells Fargo Advantage Small Cap Growth Fund, annual report for fiscal year ended Sept. 30, 2004 (Form N-CSR) (Dec. 3, 2004); Wells Fargo Advantage Small Cap Growth Fund, annual report for fiscal year ended Sept. 30, 2005 (Form N-CSR) (Dec. 7, 2005).

117. Additionally, when looking at how much higher Wells Fargo Funds' expense ratios are than the expense ratios of similar sized funds that would experience the same economies of scale, it is clear that the economies of scale were not passed to investors. As illustrated below, the Funds were, on average, 55 bps more expensive than other funds:

Comparison of 2004 Fees on Wells Fargo Funds to CRSP[10] Value-Weighted[11] Benchmark of Same-Sized Funds[12]		
Retail Share Classes Only		
Differences in Terms of Basis Points		
Fund Name	**S&P Objective**	**Expense Ratio bps Higher than Industry Average**
Wells Fargo Advantage Small Cap Value Fund	Equity USA Small Co.	58
Wells Fargo Funds: Asset Allocation Fund	Asset Allocation USA Flexible	50
Wells Fargo Funds: Growth Equity Fund	Equity USA Growth	15
Wells Fargo Funds: Montgmry Emg Mkt Foc Fund	Equity Global Emerging Mkt.	32
Wells Fargo Funds: Montgmry Small Cap Fund	Equity USA Small Co.	11
Arithmetic Average Across Share Classes		**55bps**

118. Wells Fargo Funds' historical trend of failing to pass economies of scale to investors resulted in a huge windfall for the Investments Adviser Defendants, all to the detriment of investors. The fees were not reasonably related to the services provided to the Funds and therefore investors were paying excessive fees.

The Illusory Breakpoints In The Funds' Advisory Agreements Illustrate That <u>The Economies of Scale Were Not Passed On To The Funds And Their Investors</u>

119. A "fee breakpoint" has been explained as follows:

> Many funds employ a declining rate structure in which the percentage fee rate decreases in steps or at designated breakpoints as assets

[10] The University of Chicago Center for Research in Securities Prices ("CRSP") Benchmark is the value weighted average (defined below) of all funds in the same-size quartile that had the same CRSP Strategic Objective Designation.

[11] The value weighted benchmark is calculated by obtaining the contemporaneous monthly asset valuation for each fund and the averages of the funds' expense ratios that have the same strategic objective.

[12] Same-sized funds refers to funds that have similar size of class shares.

> increase.... The declining rate schedule reflects the expectation that costs efficiencies or scale economies will be realized in the management and administration of the fund's portfolio and operations as the fund grows.

John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 Iowa J. Corp. L. 609, 620 n.59 (2001).

120. While some of the advisory contracts for the Funds include breakpoints, many of these breakpoints were meaningless because, as a practical matter, they did not pass any of the economies of scale to Fund investors. For example, prior to August 1, 2004, Wells Fargo Advantage Outlook 2020 Fund had no advisory fee breakpoints. Additionally, when the Fund finally adopted breakpoints on that date, the first breakpoint started at $500 million, even though the Fund held $363,585,000 in assets.[13]

121. Wells Fargo Advantage Asset Allocation Fund also lacked breakpoints until August 1, 2004. The breakpoints that were adopted were illusory because after the Fund grew to $1 billion in assets, its structure required the Fund to swell to $3 billion in assets before any economies of scale would be passed to the investor. For example, as of September 30, 2004, the Fund had $1.1 billion in assets under management, but it would need to grow by another $2 billion before any more breakpoints would impact the Fund and pass any economies of scale to the investors.[14]

122. Funds such as the Wells Fargo Advantage Diversified Equity Fund have no advisory fee breakpoints and therefore fail to pass on any economies of scale.[15]

123. Following this trend, prior to August 1, 2004, Wells Fargo Advantage Small Cap Growth Fund lacked advisory fee breakpoints. Additionally, when the Fund finally adopted

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[13] Wells Fargo Outlook 2020 Fund, annual report for fiscal year ending Feb. 28, 2005 (Form N-CSR) (Apr. 27, 2005).

[14] Wells Fargo Advantage Asset Allocation Fund, annual report for fiscal year ending Sept. 30, 2004 (Form N-CSR) (Dec. 3, 2004).

[15] *See, e.g.,* Wells Fargo Advantage Diversified Equity Fund, annual report for fiscal year ending Sept. 30, 2005 (Form N-CSR) (Dec. 7, 2005).

breakpoints, the first breakpoint started at $500 million, even though the Funds were only at $131,274,000.[16]

124. Prior to August 1, 2004, Wells Fargo Advantage Montgomery Emerging Markets Focus Fund also had no advisory fee breakpoints. Additionally, when the Fund finally adopted breakpoints, the first breakpoint started at $500 million, even though the Funds were only at $195,486,000.[17]

125. Additionally, fund companies sometimes hire outside money managers, known as sub-advisers, to do the day-to-day stock or bond picking for their portfolios. As New York Attorney General Eliot Spitzer noted when he testified in front of the Senate, typically when parties engage in arms'-length negotiations, the sub-adviser agrees to be compensated with a portion of the advisory fee governed by breakpoints that kick in as the fund grows larger. Rachel McTague, *Spitzer Says Advisers Overcharged Funds; Fund Boards Breached Duty to Shareholders*, Securities Regulation & Law Report, Feb. 02, 2004, *available at* http://corplawcenter.bna.com/pic2/clb.nsf/id/BNAP-5VPRZJ?OpenDocument. This "typical" arrangement stands in sharp contrast to the facts in the instant matter. Despite the fact that the Advisers did negotiate lower breakpoint fees with the sub-advisers (that yield more profits for them as the funds grow), the advisers continued to charge shareholders their full fee for "management services," pocketing the difference. The charts below illustrate this phenomenon:

[16] Wells Fargo Advantage Small Cap Growth Fund, annual report for fiscal year ending Sept. 30, 2004 (Form N-CSR) (Dec. 3, 2004).

[17] Wells Fargo Advantage Montgomery Emerging Markets Focus Fund, annual report for fiscal year ending Sept. 30, 2004 (Form N-CSR) (Dec. 3, 2004).

Wells Fargo Advantage Outlook 20/20 Advisory Fee Breakpoints

from 7/1/2005 Prospectus

			(under Sub-Adviser agrmt)	
Advisory Fees	**Average Daily Net Assets**	**Fee %**	***Average Daily Net Assets***	***Fee %***
after 8/1/2004	0 - 499 million	0.65	*0-100 million*	*0.25*
	500 - 999 million	0.60	*100 - 200 million*	*0.20*
	1 - 2.99 billion	0.55	*over 200 million*	*0.15*
	3 - 4.99 billion	0.525		
	over 4.99 billion	0.50		

126. Because the sub-adviser's fee breakpoints only apply to the Wells Fargo Fund when its assets are under $200 million, the adviser is able to couch its savings inside its own breakpoints, which do not kick in until the Fund's assets reach $500 million. Therefore, when the assets in Wells Fargo Advantage Outlook 2020 Fund grew between $0 and $500 million, the sub-advisers' breakpoint structure resulted in the Investment Adviser Defendants receiving an additional 10bps without performing any additional work.

Wells Fargo Advantage Asset Allocation Advisory Fee Breakpoints

from 2/1/2005 Prospectus

			(under Sub-Adviser agrmt)	
Advisory Fees	**Average Daily Net Assets**	**Fee %**	***Average Daily Net Assets***	***Fee %***
after 8/1/2004	0 - 499 million	0.65	*0-100 million*	*0.15*
	500 - 999 million	0.60	*over 100 million*	*0.10*
	1 - 2.99 billion	0.55		
	3 - 4.99 billion	0.525		
	over 4.99 billion	0.50		
prior to 8/1/2004	n/a	0.75		

127. Again, because the sub-adviser's fee breakpoints only apply to the Fund when its assets are under $100 million, the adviser hides its savings inside its own breakpoints, which do not kick in until the Fund's assets reach $500 million. Thus, when Wells Fargo Advantage Asset Allocation Fund 's assets increased from $0 to $500 million, the Investment Adviser Defendant received an additional 5 bps in fees without performing any additional work as a result of the sub-advisers' breakpoints.

128. As seen above, the sub-adviser's fee breakpoints only apply to the Fund when its assets are under $275 million, allowing the adviser to tuck its savings inside its own breakpoints, which do not kick in until the Fund's assets reach $500 million. Therefore, while the assets in Wells Fargo Advantage Growth Fund grew from $0 to $500 million, as a result of the sub-advisers' breakpoints the Investment Adviser Defendant was receiving an additional 45 bps without performing any additional work.

Wells Fargo Advantage Growth Fund Advisory Fee Breakpoints

			(under Sub-Adviser agrmt)	
	Average Daily Net Assets	**Fee %**	*Average Daily Net Assets*	*Fee %*
effective 2/1/2006	0-499 million	0.75	*0-25 million*	*0.75*
(LCGF Prosp.	500-999 million	0.70	*25-50 million*	*0.60*
dated 2/1/06)	1-2.99 billion	0.65	*50-275 million*	*0.50*
	3-4.99 billion	0.625	*over 275 million*	*0.30*
	over 5 billion	0.60		

129. Again, because the sub-adviser's fee breakpoints only apply to the Fund when its assets are under $200 million, the adviser retains its savings through its own breakpoints, which do not kick in until the Fund's assets reach $500 million. Thus, when Wells Fargo Advantage Small Cap Fund's assets grew from $0 to $500 million, the Investment Adviser Defendant received an additional 5 bps without performing any additional work, all as a result of the sub-advisers' breakpoints:

Wells Fargo Small Cap Fund Advisory Fee Breakpoints

			(under Sub-Adviser agrmt)	
	Average Daily Net Assets	**Fee %**	*Average Daily Net Assets*	*Fee %*
effective 8/1/2004	0-499 million	0.90	*0-200 million*	*0.25*
	500-999 million	0.85	*over 200 million*	*0.2*
	1-2.99 billion	0.80		
	3-4.99 billion	0.775		
	over 4.99 billion	0.75		

As demonstrated above, the advisory fee breakpoints' lack of impact on fees levied on the Funds and their clear contrast to the savings gleaned by the Investment Adviser Defendant from the sub-advisers' contract further illustrates that the economies of scale were not passed to the Funds' investors.

The Nature and Quality of Services Does Not Justify The Excessive Fees

130. The nature of the advisory services provided to the Wells Fargo Funds did not justify the excessive expense ratios carried by the Funds. Defendants cannot justify their high fees by arguing that their managers and analysts are of superior quality and provide superior performance. The performance of these Funds was not up to par with other, similar funds in the industry, and thus could not justify the higher fees.

131. According to the Lipper Research Center, Wells Fargo Diversified Equity Fund received an average score in terms of the total returns, a low score in terms of providing consistent returns, and a low score in terms of expenses. Lipper.com, *Scorecard: Wells Fargo Funds Management LLC*, Feb. 28, 2006, http://www.lipperweb.com/research/fund.asp?fundno=40019707 (password required). Additionally, according to Lipper's Leader Scorecard, while the return on Wells Fargo Diversified Equity over one year would be 14.76%, other funds in the multi-cap core category would have a 16.50%; the Fund's three year annualized performance was estimated to be at 18.81%, even though the multi-cap core funds had a 20.30% return; and the Funds five year performance was 4.52% whereas the multi-cap funds have an annual return of 5.90%. *Id.*

132. In regard to Wells Fargo Advantage Asset Allocation Fund, analysts have noted that, "[w]ith high volatility and middle performance, we have yet to see this strategy add the value investors are paying for." Lawrence Jones, *Morningstar's Take: We Think This Fund's Aggressive Allocation Stance and Increasing Costs Limit Its Appeal*, Dec. 1, 2005, http://quicktake.morningstar.com (password required).

133. When comparing Wells Fargo Advantage Emerging Markets Fund with comparable funds, it underperformed its benchmark peers with the same S& P objective by 14.73%. Wells Fargo Advantage Small Cap Growth Fund also significantly underperformed benchmark funds with the same S&P objective by 13.55%. Wells Fargo Advantage Outlook 20/20 Fund also underperformed its peer funds by 0.22%.

134. Additionally, most of the Wells Fargo Funds' returns were highly correlated with the S&P 500 Index, indicating a level of performance that is consistent with the passive type of fund management characteristics of an index fund, rather than the purported active fund management for which the Investment Adviser Defendants are being paid. As illustrated below, the performance of Plaintiffs' Funds is highly correlated to the S&P 500 Index, ranging from a .59 to .98 correlation in returns.

Correlation Between Monthly Returns on the Wells Fargo Funds (A Shares) and the S&P 500 Market Index - January 2004 through December 2005

Ranked by Asset Size

Fund Name	Correlation Coefficient	Total Net Assets as of 12/04
Wells Fargo Advantage Small Cap Value Fund	0.73*	$601.1m
Wells Fargo Funds: Asset Allocation Fund	0.97*	$915.5 m
Wells Fargo Funds: Diversified Equity	0.98*	$112.5 m
Wells Fargo Funds: Growth Equity Fund	0.94*	$21.7 m
Wells Fargo Funds: Outlook 2020 Fund	0.96*	$153.4 m

* denote statistical significance at the 1% level

The Fees Charged To The Funds And Their Investors Were Excessive <u>Relative To Similar Funds Offered In The Industry</u>

135. When examining the expense ratios of other fund families that provide the same types of funds as Wells Fargo, it is apparent that the Investment Adviser Defendants charged

higher fees than other investment advisers who manage the same type of portfolio. As noted by Morningstar, even while some of Wells Fargo's expense ratios have declined, "many still rank above their respective categories." Morningstar.com, *Stewardship Grade: Wells Fargo Advantage Asset Allocation Fund*, Aug. 25, 2004, http://quicktake.morningstar.com (password required).

136. Wells Fargo Advantage Diversified Equity Fund Class B charges a significantly higher expense ratio than the category average, charging 2% when the category average is 1.21%. Yahoo! Finance Profile, Wells Fargo Advantage Diversified Eq B (NVDBX), Feb 28, 2006, http://finance.yahoo.com/q/pr?s=nvdbx.

137. Similarly, Wells Fargo Advantage Asset Allocation Class B had a higher expense ratio than similar funds, with the Fund charging 1.90% when the category average was 1.22%. Yahoo! Finance Profile, Wells Fargo Advantage Asset Allocation B (SASBX), Feb. 28, 2006, http://finance.yahoo.com/q/pr?s=sasbx.

138. Wells Fargo Advantage Small Cap Value Fund Class B also carries an expense ratio that is significantly higher than the category average of its type of fund, charging 2.24% when the category average is 1.49%. Yahoo! Finance Profile, Wells Fargo Advantage Small Cap Value B (SMVBX), Feb. 28, 2006, http://finance.yahoo.com/q/pr?s=smvbx.

139. Wells Fargo Advantage Outlook 2020 Class C Fund charged a higher expense ratio than the category average, charging 2.02% when the category average is .68%. Yahoo! Finance Profile, Wells Fargo Advantage Outlook 2020 C (WFLAX), Feb. 28, 2006, http://finance.yahoo.com/q/pr?s=wflax.

140. Wells Fargo Advantage Growth Equity Fund Class B share fees were also excessively high, carrying an expense ratio of 2.25% when the category average is 1.49%. Yahoo! Finance Profile, Wells Fargo Advantage Growth Equity B (NVEBX), Feb. 28, 2006, http://finance.yahoo.com/q/pr?s=nvebx.

141. As also illustrated below, the Wells Fargo Funds had a trend of carrying higher expense ratios than comparable funds:

Comparison of Wells Fargo Funds Fees to the CRSP Benchmark		
Benchmark is the Equally-Weighted Average[18] of all Funds Existing During 2004 With the same CRSP S&P Objective as the Wells Fargo Funds		
All Share Classes Only		
Differences in Terms of Basis Points		
Fund Name	**S&P Objective**	**Expense Ratio - bps Higher than Industry Average**
Wells Fargo Advantage Small Cap Value Fund	Equity USA Small Co.	75
Wells Fargo Funds: Asset Allocation Fund	Asset Allocation USA Flexible	52
Wells Fargo Funds: Growth Equity Fund	Equity USA Growth	53
Wells Fargo Funds: Montgmry Emg Mkt Foc Fund	Equity Global Emerging Mkt.	78
Wells Fargo Funds: Montgmry Small Cap Fund	Equity USA Small Co.	74
Wells Fargo Funds: Outlook 2020 Fund	Asset Allocation USA Flexible	58
		69
Arithmetic Average Across Share Classes		**64bps**

142. The lower fees charged by similar funds is also demonstrative of how Wells Fargo Funds carry excessively high expense ratios. Additionally, it illustrates that investors can obtain the same services for lower fees from other funds and that Wells Fargo's fees are not reasonably related to the services they are providing investors.

THE FEES CHARGED WERE NOT REASONABLY RELATED TO SERVICES PROVIDED TO THE WELLS FARGO FUNDS AND THEIR INVESTORS

The Investment Adviser Defendants Placed The Expense Of Revenue Sharing Payments On The Funds And Their Investors

143. The Investment Adviser and Distributor Defendants also charged excessive fees by charging the Well Fargo Funds and their investors for Defendants' revenue sharing expenses described above.

[18] Equally-weighted average means that all funds were given equal value when determining the average of their expense ratio.

144. Revenue sharing arrangements are very appealing to investment advisers because they can increase sales from three to ten fold. Smita Madhur, *Revenue-Sharing Boosts Mutual Fund Sales Tenfold*, Financial-Planning.com, Jan. 24, 2005, http://www.financial-planning.com/pubs/fpi/20050124101.html. At the same time, revenue sharing arrangements are very expensive for investors because their high costs translate into higher and potentially excessive fees levied upon shareholders.

145. Defendants participated in revenue sharing programs with various brokerage houses, including, but not limited to WF Investments, H.D. Vest, AG Edwards, American Express, Morgan Stanley and Wachovia. *See* H.D. Vest Investment Services, NASD Letter Of Acceptance Waiver and Consent (No. CE1050007); June 8, 2005 NASD Press Release, *supra* ¶57; *see also* WF Investments, LLC, NASD Letter of Acceptance, Waiver and Consent (No. CE1050006); Morgan Stanley.com, Information on the Mutual Fund Network, http://www.morganstanley.com/about/ pressroom/network.html (last visited Apr. 11, 2006); A Guide to Mutual Fund Investing at Wachovia Securities, and Understanding Compensation Received By A.G. Edwards. These payments to brokers increased the fees levied on the Funds and their investors because the Investment Adviser Defendants, in determining the amount they would charge for their advisory fees, accounted for the costs of the revenue sharing agreements for which they paid broker dealers and others, in order to ensure the recovery of their full profit after the revenue sharing payments were made.

The Investment Advisory Fees Were Excessive Because They Were Not Reasonably Related To The Services Provided To The Funds Or Their Investors

146. A recent report on revenue sharing by Cerulli Associates notes that advisory fees are the most significant source of revenue sharing. Cerulli Associates, *Mutual Fund Revenue Sharing: Current Practices and Projected Implications* (2005). The advisory fee can be inflated in order to finance the adviser's revenue sharing obligations and, as shown herein, the Investment Adviser Defendants did just this with respect to the Wells Fargo Funds.

147. Investment advisory fees are meant to cover management of the invested funds, including management and administrative activities related to managing the fund's portfolios.

Report of the SEC on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 89-2337 (1966).

148. The investment advisory fees implemented by the Investment Adviser Defendants for revenue sharing do not fit either of these categories. As explained in the NASD Letter of Acceptance, Waiver and Consent, "the investment adviser to the Wells Fargo Proprietary Funds allocated revenue net of certain expenses to various Wells Fargo & Company affiliates, on their sale of the Wells Fargo Funds proprietary mutual funds." H.D. Vest Investment Services, NASD Letter Of Acceptance Waiver and Consent (No. CE1050007); June 8, 2005 NASD Press Release, *supra* ¶57; *see also* WF Investments, LLC, NASD Letter of Acceptance, Waiver and Consent (No. CE1050006).

149. The SEC has expressed concern over these practices, stating that, "[r]evenue sharing arrangements not only pose potential conflicts of interest, but also may have the indirect effect of reducing investors' returns by increasing the distribution-related costs incurred by funds. Even though revenue sharing is paid to broker-dealers directly by fund investment advisers, rather than out of fund assets, it is possible that some advisers may seek to increase the advisory fees that they charge the fund to finance those distribution activities . . . Moreover, revenue sharing arrangements may prevent some advisers from reducing their current advisory fees." Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, 69 Fed. Reg. 6438, 6441 n.21 (Feb. 10, 2004) (to be codified at 17 C.R.F. pts. 239, 240 and 274).

150. The nature of Defendants' revenue sharing program was such that it strongly incentivized broker-dealers to expand their marketing efforts on behalf of the Wells Fargo Funds. As a result of such activities, the aggregate net assets—against which the management fees were charged on a percentage basis—increased, with a consequent increase in the dollar amount of the advisory fees. The Investment Adviser Defendants therefore received "something for nothing" from the Wells Fargo Funds and their investors because the fees were not the result of any

increase or improvement in the services being provided, and did not reflect any legitimate increase in the cost of the services being provided to the advisers and their affiliates.

151. In addition, the advisory fee payments made by the Funds and their investors that were utilized for revenue sharing were charged in violation of Rule 12b-1. Advisory fees paid to an investment adviser with the intent of allocating a certain amount towards distribution practices, such as revenue sharing, are regulated under Rule 12b-1 and Section 36(b). As the SEC explained, "Rule 12b-1 could apply . . . in certain cases in which the adviser makes distribution related payments out of its own resources . . . 'if any allowance were made in the investment adviser's fee to provide money to finance distribution.'" Investment Company Institute, 1998 SEC No-Act. LEXIS 976, at *16 (Oct. 30, 1998) (citing Payment of Asset-Based Sales Loads By Registered Open-End Management Investment Companies, Investment Company Act Release No. 16431, 1988 SEC LEXIS 1206 (June 13, 1988)) (emphasis added). Defendants paid for part of these revenue sharing arrangements through advisory fees to circumvent limits placed on such distribution payments by Rule 12b-1.

Defendants Received Massive 12b-1 Fees But Provided No Benefit <u>To The Wells Fargo Funds Or Their Investors In Return</u>

152. As discussed above, Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions are, amongst others, that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." 17 C.F.R. § 270.12b-1(b). Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether such plan should be implemented or

continued." 17 C.F.R. § 270.12b-1(d). The directors may continue the plan "only if the directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and sections 36(a) and (b) (15 U.S.C. § 80a-35(a) and (b)) of the Act that there is a reasonable likelihood that the plan will benefit the company and its shareholders." 17 C.F.R. § 270.12b-1(e). As noted above, Rule 12b-1 fees are assessed as a percentage of assets under management and, accordingly, grow proportionately with the size of the Funds.

153. Additionally, the 12b-1 fees charged to Wells Fargo Funds were higher than those charged to comparable funds. As illustrated below, the Funds on average, charged 12b-1 fees that were 32 bps higher than other funds:

Comparison of Wells Fargo Funds Fees to the CRSP Benchmark		
Benchmark is the Equally-Weighted Average of all Funds Existing During 2004 With the same CRSP S&P Objective as the Wells Fargo Funds		
Retail Share Classes Only		
Differences in Terms of Basis Points		
Fund Name	**S&P Objective**	**12b-1 Fees - bps Higher than Industry Average**
Wells Fargo Advantage Small Cap Value Fund	Equity USA Small Co.	59
Wells Fargo Funds: Asset Allocation Fund	Asset Allocation USA Flexible	19
Wells Fargo Funds: Growth Equity Fund	Equity USA Growth	27
Wells Fargo Funds: Montgmry Emg Mkt Foc Fund	Equity Global Emerging Mkt.	27
Wells Fargo Funds: Montgmry Small Cap Fund	Equity USA Small Co.	37
Wells Fargo Funds: Outlook 2020 Fund	Asset Allocation USA Flexible	34
		19
Arithmetic Average Across Share Classes		**32bp**

The Directors' Failure To Act Independently And Conscientiously Resulted In <u>Defendants Charging Excessive Fees To The Funds And Their Investors</u>

154. Mutual funds are typically created and managed by investment advisers for a profit. Investment advisers usually supervise a mutual funds' daily operations, and often select affiliated

persons to serve on the board of directors. As former SEC Commissioner Manuel Cohen remarked when referring to testimony by investment advisers:

> They also made the point that the investment advisor creates the fund, and operates it in effect as a business. Many of them stated that "It is our fund, we run it, we manage it, we control it," and I don't think there is anything wrong with them saying it. They were just admitting what is a fact of life. The investment advisor does control the fund.

Freeman & Brown, Mutual Fund Advisory Fees, 26 Iowa J. Corp. L. at 615 n.24 (citing Statement of Manuel Cohen, Commissioner, SEC, Investment Company Act Amendments of 1976: Hearings on H.R. 9510, H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce (1967)).

155. As a result of the investment adviser's control of the fund, the relationship between investment advisers and mutual funds contains many potential conflicts of interest. This conflict arises because part of the fees the investment advisers charge, which reduce investors' returns, represents revenue and a source of profit to the investment adviser. *See* GAO Report, *Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition* 14, 82 ("GAO Report") (June 2000), *available at* http://www.gao.gov/new.items/gg00126.pdf.

156. The Investment Company Act ("ICA") was enacted in response to concerns that mutual fund shareholders were not being adequately protected as a result of these conflicts of interest. As a result, the Directors were made responsible for overseeing the investment advisers' activities. GAO Report at 14. More specifically, the Investment Company Act requires the presence of independent directors on the board of directors to review and approve the fees the funds and their investors are charged. *See* 15 U.S.C. § 80a-10(a). The board of directors is responsible for approving the investment advisory agreements, 12b-1 plans, and fees paid to Investment Adviser Defendants. In reviewing and approving the foregoing, the Directors are required to act in the best interest of the investors.

157. Acting in the investors' best interests requires the Directors to exercise due care in approving the fees charged to those Funds that the Directors have the responsibility to oversee. This is why the expertise of the independent Directors, whether they are fully informed about all facts bearing on the adviser's fee, and the extent of care and conscientiousness with which they

perform their duties are among the most important factors to be examined in evaluating whether the compensation fund advisers and distributors receive is reasonable under §36(b) of the ICA. *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 930 (2d Cir. 1982).

158. One of the ways to evaluate whether the Directors fulfilled their duties with adequate care and conscientiousness is to determine whether they acted independently in approving the Funds' fee arrangements or whether the Directors' actions were controlled by the Funds' investment advisers. In determining whether or not a Director is considered an "interested person," the ICA states that "[a] natural person shall be presumed not to be a controlled person." 15 U.S.C. § 80a-2(a)(9). The term "interested person" is defined to include "any affiliated person" of an investment company, investment adviser, or principal underwriter. *Id.* at § 80a-2(a)(19)(A)(i); (B)(i). "Affiliated person" is further defined as "any person directly or indirectly controlling, controlled by, or under common control with, such other person." *Id.* at § 80a-2(a)(3)(C) (emphasis added). Finally, the ICA defines "control" as "the power to exercise a controlling influence over the management or policies of a company." *Id.* at § 80a-2(a)(9) (emphasis added).

159. The presumption that a Director is not a "controlled person" under the ICA may be rebutted by "evidence." *Id.* at § 80a-2(a)(9). Such evidence may include allegations that non-employee directors followed a course of action suggested by the investment adviser which prejudiced the Funds' shareholders. If the Directors rubber-stamp follow suggestions of the Investment Adviser Defendants, they cannot fulfill their statutory duties to act as "watchdogs" for the Funds.

160. The Directors who served on the Board of Directors of the Wells Fargo Funds during the relevant time period include: Robert C. Brown, J. Tucker Morse, Thomas S. Goho, Peter G. Gordon, Richard M. Leach, Timothy J. Penny and Donald C. Willeke.

161. All the Directors are on the boards of all the Wells Fargo Funds. However, the fee structures in place show that the Directors failed to earnestly considered the shareholders' interests when negotiating the various fees of the Wells Fargo Funds.

162. A wealth of evidence demonstrates that the purportedly "non-interested" Directors blindly followed the Investment Adviser Defendants' suggested courses of action by rubber-stamping fees and arrangements which prejudiced the Wells Fargo Funds' investors. This evidence also firmly establishes that, even if the Directors were considered "independent," they failed to fulfill their duties with the care and conscientiousness necessary to ensure that the fees paid to Defendants from Wells Fargo Fund and investor assets were reasonable and not excessive. Specifically, Directors failed to genuinely consider and recognize that the Wells Fargo Funds should be considered individually instead of as part of a fund family unit; that no economies of scale were passed to investors as the Wells Fargo Funds grew; that the fees were significantly more expensive than comparable funds; and that the advisory fees should be reduced to reflect the fall out benefits received by Defendants.

163. Directors breached their duties because their service on all the Wells Fargo Funds allowed them to treat the Wells Fargo Funds as a unit of the Wells Fargo Fund complex, instead of examining each fund individually and diligently. As industry analyst Morningstar notes, "there is just one board for all mutual funds in the Wells Fargo complex. That structure could make it more difficult for the board to focus on what is happening to each fund." Morningstar.com, *Stewardship Grade: Wells Fargo Advantage Asset Allocation Fund*, Aug. 24, 2004, http://www.quicktake.morningstar.com (password required). For example, the Wells Fargo Fund complex would enter in agreements on behalf of all the Funds, instead of Directors determining whether the administrative services and fees or shareholder services fees were appropriate for the individual Funds. For example, according to the transfer agency and service agreement dated August 10, 2004, the Wells Fargo Fund Trust, the registrant for all the Wells Fargo mutual funds, entered into an arrangement with Boston Financial Data Services, evidenced by the most recent annual agreement approved by the Wells Fargo Board of directors on May 18, 2004. These transfer agency agreements included 'complex base fees' to be applied to all of the Portfolios of Wells Fargo Funds Trust and Wells Fargo Variable Trust Portfolios. Wells Fargo Funds Trust, Transfer Agency & Service Agreement and Shareholder Servicing Plan, effective Nov. 8, 1999 (Oct. 30, 2000), amended Mar. 1, 2003 (Exh. 99.B(H)(3)) (Aug. 30, 2003), Schedule A amended

Feb. 8, 2005 (EX-99.B(H)(3)) (Apr. 11, 2005). Administrative agreements were also entered into by the Board on behalf of the Wells Fargo Trust incurring fees for the retail class shares of 0.33%, regardless of each individual Fund's needs. Wells Fargo Funds Trust, Administration Agreement, June 9, 2003 (Exh. 99.B(H)(1)) (Aug. 15, 2003), Appendix A amended Aug. 10, 2004 (Exh. 99.B(H)(1)) (Apr. 11, 2005).

164. The Directors knew that the cost of these revenue sharing and directed brokerage payments should have been borne by the Defendants as their own out-of-pocket expenses, yet did nothing to prevent the siphoning of these payments from Fund and investor assets or to appropriately reduce the advisory fee. The fact that the Directors did not even question the acts or recommendations of the Defendants with respect to these programs (which only benefited Defendants) demonstrates the Directors' failure to act as a "watchdog" of the Investment Adviser Defendants.

165. Another of these instances was the Directors' lack of action with respect to the fee levels and structures in place for the Wells Fargo Funds. Again, by failing to act to reduce the Wells Fargo Funds' fees, the Directors neglected to represent the Wells Fargo Funds and their investors with the degree of care and conscientiousness required of them.

166. Another example of the Directors following a course of action set by the Investment Adviser Defendants instead of acting in the investors' best interest is found in the Directors' failure to implement fee structures that had meaningful—or even any—breakpoints for certain Wells Fargo Funds, while adopting them in others. The SEC has made clear that it is the duty of the directors to carefully scrutinize the advisory and other fees to ensure that the economies of scale are being passed to investors as Fund assets grow so that the increases in advisory and other fees are not a windfall to the investment advisers and their affiliates:

> If the fund or fund family is experiencing economies of scale, fund directors have an obligation to ensure that fund shareholders share in the benefits of the reduced costs by, for example, requiring that the adviser's fees be lowered, breakpoints be included in the adviser's fees, or that the adviser provide additional services under the advisory contract. If the fund or fund family is not experiencing economies of scale, then the directors may seek to determine from the adviser how the adviser might operate more efficiently in order to produce economies of scale as fund assets grow.

SEC, Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000), *available at* http://www.sec.gov/news/studies/feestudy.htm.

167. While Plaintiffs and other Wells Fargo investors have contributed to the growth of Fund assets, they received no benefits in return. The Directors continually allowed investor assets to be used for only the benefit of the Investment Adviser Defendants and their affiliates. As purportedly "independent" Directors, they had a duty to question the Investment Adviser Defendants' and their affiliates' practices, and to ensure that any economies of scale that were being realized from the increase in the Wells Fargo Funds' assets were being passed on to shareholders, the rightful recipients. The Directors ultimately failed to exercise the requisite care and conscientiousness in performing their statutory duties by approving a course of action suggested by the Investment Adviser Defendants that was of no benefit to the Wells Fargo Funds or their investors. The Directors' approval of such actions, which prejudiced the Wells Fargo Funds and their investors, further demonstrates that they were controlled by the Investment Adviser Defendants.

168. Additionally, the Directors failed to ensure that the economies of scale were passed to the Wells Fargo Funds and their investors and that the Funds' expense ratios are reasonable in relation to comparable funds.

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CLASS ACTION ALLEGATIONS

169. Plaintiff bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class of all persons or entities who purchased shares or like interests in any of the Shelf Space Funds between November 4, 2000 and June 8, 2005, inclusive, and/or who held shares of the Wells Fargo Funds between November 4, 2000 and June 8, 2005 and who were damaged thereby. Excluded from the class are Defendants, members of their immediate families and their legal representatives, heirs, successors, or assigns and any entity in which Defendants have or had a controlling interest (the "Class").

170. The Class is divided into the following subclasses:

> **The Purchasers Subclass**: This Class includes persons or entities who purchases shares or like interests of any of the Shelf-Space Funds at any time during the Class Period (the "Purchasers Subclass").
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> **The Holders Subclass**: This subclass includes all persons or entities who held shares or like interests of any of the Wells Fargo Funds at any time during the Class Period (the "Holders Subclass").

171. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed class. Record owners and other members of the Class may be identified from records maintained by the Wells Fargo and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal securities laws that is complained of herein.

172. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. Whether the federal securities laws were violated by Defendants' acts as alleged herein; and

b. To what extent the members of the Class have sustained damages and the proper measure of such damages.

173. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

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SECURITIES ACT CLAIMS

COUNT I

ON BEHALF OF THE PURCHASERS SUBCLASS AGAINST THE BROKER/DEALER DEFENDANTS FOR VIOLATION OF SECTION 12(A)(2) OF THE SECURITIES ACT

174. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

175. This claim is brought pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77l(a)(2), on behalf of the Plaintiff and other members of the Purchasers Subclass against the Broker/Dealer Defendants for failure to disclose sales practices that created an insurmountable conflict of interest.

176. The Broker/Dealer Defendants were the sellers, or the successors in interest to the sellers, within the meaning of the Securities Act, for one or more of the Shelf Space Fund shares sold to Plaintiff and other members of the Purchasers Subclass because they either: (a) transferred title of shares of the Shelf Space Funds to members of the Purchasers Subclass; (b) transferred title to shares of the Shelf Space Funds to the Shelf Space Funds distributors that in turn sold shares of the Shelf Space Funds as agents for the Shelf Space Funds; and/or (c) solicited the purchase of shares of the Shelf Space Funds by members of the Purchasers Subclass.

177. During its sale of the Shelf Space Funds to members of the Purchasers Subclass, the Broker/Dealer Defendants failed to disclose the kickback payments and other improper inducements alleged herein that they received. These inducements created an insurmountable conflict of interest. Wells Fargo also caused to be issued to members of the Purchasers Subclass the Prospectuses that failed to disclose that fees and commissions from the Shelf Space Funds would be used to pay brokers for directing investors into the Shelf Space Funds.

178. As set forth herein, when they became effective, all Shelf Space Funds' Prospectuses were misleading as they omitted the following material facts:

a. that the Shelf Space Funds' had a quid pro quo financial arrangement with the Broker/Dealer Defendants whereby the Broker/Dealer Defendants received payments from the Shelf Space Funds in exchange for pushing the Shelf Space Funds on their clients;

b. that the Shelf Space Funds' investment advisers authorized the payment from Shelf Space investors assets through directed brokerage and revenue sharing payments to Wells Fargo in exchange for Wells Fargo pushing its clients into the Shelf Space Funds; and

c. that by accepting payment from the Shelf Space Funds to push the Shelf Space Funds onto their clients, Wells Fargo had a conflict of interest material to investors.

179. At the time they purchased the Shelf Space Funds shares traceable to the defective Prospectuses, members of the Purchasers Subclass were without knowledge of the facts concerning the material omissions alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT II

ON BEHALF OF THE PURCHASERS SUBCLASS AGAINST THE REGISTRANT AND DISTRIBUTOR DEFENDANTS FOR VIOLATION OF SECTION 12(A)(2) OF THE SECURITIES ACT

180. Members of the Purchasers Subclass repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, members of the Purchasers Subclass expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

181. This claim is brought pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77l(a)(2), on behalf of the Purchasers Subclass against the the Distributor Defendants and Registrant.

182. Each of the Distributor Defendants and the Registrant, was the seller, or the successor in interest to the seller, within the meaning of the Securities Act, for one or more of the respective Wells Fargo Fund shares sold to members of the Purchasers Subclass because they either: (a) transferred title to members of the Purchasers Subclass of the Wells Fargo Funds; (b) transferred title to shares of the Wells Fargo Funds to the Wells Fargo Funds Distributors that in

turn sold shares of the Wells Fargo Funds as agents for the Wells Fargo Funds; and/or (c) solicited the purchase of shares of the Wells Fargo Funds by members of the Purchasers Subclass.

183. Each of the Registrant Defendant and Distributor Defendants issued, caused to be issued and participated in the issuance of its respective misleading Prospectus that omitted material facts and is statutorily liable under Section 12.

184. Prior to purchasing shares of the Wells Fargo Funds, members of the Purchasers Subclass were provided with a Wells Fargo Fund Prospectus. Members of the Purchasers Subclass purchased shares of the Wells Fargo Funds traceable to a misleading Prospectus and were damaged thereby.

185. As set forth herein, when they became effective, the Prospectuses were materially false and misleading as they omitted the following material facts:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored the Wells Fargo Funds, which was a form of marketing that was not disclosed in or authorized by the Funds Rule 12b-1 plans;

(c) that the Wells Fargo Funds Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plans were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Wells Fargo Funds' Directors and there was not a reasonable likelihood that the plans would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to the Wells Fargo Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing the Wells Fargo Funds to new investors were not passed on to the Wells Fargo Funds investors; on the contrary, as the

Wells Fargo Funds grew, fees charged to the Wells Fargo Funds investors continued to increase;

(f) that Defendants improperly used soft dollars and excessive commissions, paid from the Funds assets, to pay for overhead expenses the cost of which should have been borne by the Company and the Investment Adviser Defendants and not the Wells Fargo Funds investors; and

(g) that the Directors failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Wells Fargo Funds and their investors.

186. Members of the Purchasers Subclass have sustained damages due to these violations.

187. At the time they purchased the Wells Fargo Funds shares traceable to the defective Prospectuses, members of the Purchasers Subclass were without knowledge of the facts concerning the material omissions alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT III

ON BEHALF OF THE PURCHASERS SUBCLASS AGAINST THE CONTROL PERSON DEFENDANT FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

188. Members of the Purchasers Subclass repeat and re-allege each and every allegation contained above, except that for purposes of this claim, the Purchasers Subclass expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

189. This claim is brought pursuant to Section 15 of the Securities Act against the Control Person Defendant as control persons of the Broker/Dealer Defendants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misleading information complained about herein is the collective action of the Control Person Defendant.

190. The Broker/Dealer Defendants and the Distributor and Registrant Defendants are liable under Section 12(a)(2) of the Securities Act as set forth herein.

191. The Control Person Defendant was a "control person" of the Broker/Dealer Defendants and the Distributor and Registrant Defendants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or ownership. At the time that members of the Purchasers Subclass purchased shares of one or more of the Shelf Space Funds from the Broker/Dealer Defendants - by virtue of their positions of control and authority over the Broker/Dealer Defendants – the Control Person Defendant directly and indirectly, had the power and authority, and exercised the same, to cause the Broker/Dealer Defendants to engage in the wrongful conduct complained of herein. Likewise, at the time that members of the Purchasers Subclass purchased one of more shares of the Wells Fargo Funds, the Control Person Defendant directly and indirectly had the power and authority, and exercised the same, to cause the Distributor and Registrant Defendants to engage in the wrongful conduct complained of herein.

192. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, the Control Person Defendant is liable to members of the Class to the same extent as the Broker/Dealer, Distributor and Registrant Defendants are for their primary violations of Section 12(a)(2) of the Securities Act.

193. By virtue of the foregoing, members of the Purchasers Subclass are entitled to damages against the Control Person Defendant.

EXCHANGE ACT CLAIMS

FRAUD-ON-THE-MARKET ALLEGATIONS

194. At all relevant times, the market for the Shelf Space Funds was efficient for, *inter alia*, the following reasons:

a. The Shelf Space Funds met the requirements for listing, and were listed and actively traded through a highly efficient and automated market;

b. Regulated entitles, periodic public reports concerning the Shelf Space Funds were regularly filed with the SEC;

c. Persons associated with the Shelf Space Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

d. The Shelf Space Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

195. As a result of the foregoing, the market for the Shelf Space Funds promptly digested current information regarding the Shelf Space Funds from all publicly available sources and reflected such information in the respective value for the Shelf Space Funds as well as the market trend and demand for the shares of the Shelf Space Funds. Investors who purchased or otherwise acquired shares or interests in the Shelf Space Funds relied on the integrity of the market for such securities. Under the circumstances, all purchasers of the Shelf Space Funds during the Class Period suffered similar injury through their purchase or acquisition of the Shelf Space Funds at a value that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

COUNT IV

ON BEHALF OF THE PURCHASERS SUBCLASS AGAINST ALL DEFENDANTS FOR VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10B-5 PROMULGATED THEREUNDER

196. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for claims brought pursuant to the Securities Act.

197. During the Class Period, all Defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and other Purchaser Subclass members, as alleged herein and caused Plaintiff and other members of the Purchaser Subclass to purchase Shelf Space Funds at distorted prices

and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, all Defendants took the actions set forth herein.

198. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of conduct which operated as a fraud and deceit upon the purchasers of the Shelf Space Funds, including Plaintiff and other members of the Purchaser Subclass, in an effort to enrich themselves through undisclosed manipulative tactics by which they wrongfully distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All Defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

199. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Shelf Space Funds' operations, as specified herein.

200. Defendants employed devices and artifices to defraud and engaged in a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from excessive fees and/or commissions paid to them as a result of its undisclosed kickback arrangement described above and thereby engaged in transactions, practices and a course of conduct which operated as a fraud and deceit upon Plaintiff and members of the Purchasers Subclass.

201. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

202. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of the Shelf Space Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of the fact that market prices of the

shares were distorted, and relying directly or indirectly on the false and misleading statements made by Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiff and the other members of the Purchasers Subclass acquired the shares or interest in the Shelf Space Funds during the Class Period at distorted prices and were damaged thereby.

203. At the time of said misrepresentations and omissions, Plaintiff and other members of the Purchasers Subclass were ignorant of their falsity, and believed them to be true. Had Plaintiff and other members of the Purchasers Subclass known the truth concerning the Shelf Space Funds' operations, which Defendants did not disclose, Plaintiff and other members of the Subclass would not have purchased or otherwise acquired their shares, or, if they had acquired such shares during the Class Period, they would not have done so at the distorted prices which they paid; would not have paid the commissions or fees paid as a result of their acquisition of the Shelf Space Funds; and would not have paid the fees and costs associated with ownership of the Shelf Space Funds.

204. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

205. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and other members of the Purchasers Subclass suffered damages in connection with their purchases and acquisitions of Shelf Space Funds during the Class Period.

COUNT V

ON BEHALF OF THE PURCHASERS SUBCLASS AGAINST THE CONTROL PERSON DEFENDANT FOR VIOLATIONS OF SECTION 20(A) OF THE EXCHANGE ACT

206. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for claims brought pursuant to the Securities Act.

207. This claim is brought pursuant to Section 20(a) of the Exchange Act against the Control Person Defendant.

208. The Control Person Defendant acted as a controlling person of the Broker/Dealer Defendants, the Investment Adviser Defendants, Distributor Defendants and the Registrant

Defendant within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Broker/Dealer Defendants, the Investment Adviser Defendants, Distributor Defendants and the Registrant Defendant's respective businesses and systematic involvement in the fraudulent scheme alleged herein, the Control Person Defendant had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Broker/Dealer Defendants, the Investment Adviser Defendants, Distributor Defendants and the Registrant Defendant, including the content and dissemination of the various statements which Plaintiff contends are false and misleading. The Control Person Defendant had the ability to prevent the issuance of the statements alleged to be false and misleading or could have caused such statements to be corrected.

209. In particular, the Control Person Defendant had direct and supervisory involvement in the operations of the Broker/Dealer Defendants, the Investment Adviser Defendants, Distributor Defendants and the Registrant Defendant and, therefore, is presumed to have had the power to control or influence the particular transaction giving rise to the securities violations as alleged herein, and to have exercised same.

210. As set forth above, the Broker/Dealer Defendants, the Investment Adviser Defendants, Distributor Defendants and the Registrant Defendant each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of its positions as a controlling person, the Control Person Defendant is liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of the Defendants' wrongful conduct, Plaintiff and other members of the Purchasers Subclass suffered damages in connection with their purchases of Shelf Space Funds securities during the Class Period.

INVESTMENT COMPANY ACT CLAIM

COUNT VI

BY THE HOLDERS SUBCLASS FOR THE BENEFIT OF THE WELLS FARGO FUNDS AGAINST THE INVESTMENT ADVISER DEFENDANTS AND DISTRIBUTOR DEFENDANTS PURSUANT TO SECTION 36(b) OF THE ICA

211. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

212. This Count is brought by the Holders Subclass for the benefit of the Wells Fargo Funds against the Distributor Defendants and the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

213. The Distributor Defendants and the Investment Adviser Defendants had a fiduciary duty to the Funds and the Holders Subclass with respect to the receipt of compensation for services and of payments of a material nature made by and to the Distributor Defendants and the Investment Adviser Defendants.

214. The Distributor Defendants and the Investment Adviser Defendants violated Section 36(b) by charging excessive Rule 12b-1 marketing fees and advisory fees. These Defendants caused the Wells Fargo Funds and their investors to pay inflated commissions (including soft dollar payments) and recouped from the Wells Fargo Funds and their investors, through management and other fees, the cost of any revenue sharing payments purportedly made from adviser or distributor assets. These Defendants also charged excessive advisory fees under 36(b) because they improperly inflated management fees and shifted expenses from the Investment Advisers to the Funds and their investors without a corresponding reduction in their management fees to reflect that shift in expense; failed to pass along economies of scale; imposed an usually large fee schedule; and charged for active management of the Wells Fargo Funds, when, in fact, the Funds were passively managed.

215. By reason of the conduct described above, the Distributor Defendants and the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment as follows:

(a) Determining that this action is a proper class action and certifying the Lead Plaintiff as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' violations of the federal securities laws, in an amount to be proven at trial, including interest thereon;

(c) Awarding the Funds the return of the excessive fees pursuant to the Investment Company Act claims;

(d) Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(e) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: August 31, 2006

GUTRIDE SAFIER LLP

By: /s/ Michael R. Reese
Michael R. Reese (Cal. State Bar No. 206773)
230 Park Avenue, Suite 963
New York, New York 10169
Telephone: (212) 579-4625
Facsimile: (212) 253-4272

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GUTRIDE SAFIER LLP
Adam J. Gutride (Cal. State Bar No. 181446)
Seth A. Safier (Cal. State Bar No. 197427)
835 Douglass Street
San Francisco, California 94114
Telephone: (415) 271-6469
Facsimile: (415) 449-6469

DECLARATION OF SERVICE

I, the undersigned, declare:

1. That declarant is and was, at all times herein mentioned, a citizen of the United States and a resident of New York, New York, over the age of 18 years, and not a party to or interest in the within action; that declarant's business address is 230 Park Avenue, Suite 963 New York, New York 10169.

2. That on August 31, 2006, declarant served the SECOND AMENDED CONSOLIDATED CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS AND FOR VIOLATION OF THE INVESTMENT COMPANY ACT, by electronic notice to the parties listed on the attached Service List.

3. That there is a regular communication by mail between the place of mailing and the places so addressed.

4. That on August 31, 2006, declarant served via email to: scac@law.stanford.edu.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 31st day of August, 2006, at New York, New York.

/s/ Michael R. Reese

MICHAEL R. REESE

Wells Fargo & Co.

Service List

Bruce A. Ericson Jacob R. Sorensen Kristin M. Lefevre **PILLSBURY WINTHROP SHAW PITTMAN LLP** 50 Freemont Street P.O. Box 7880 San Francisco, CA 94105-7880 Tel.: (415) 983-1000 Fax: (415) 983-1200 -and- Clifford C. Hyatt David L. Stanton **PILLSBURY WINTHROP SHAW PITTMAN LLP** 725 South Figueroa Street, Suite 2800 Los Angeles, CA 90017-5406 Tel.: (213) 488-7100 Fax: (213) 629-1033 *Counsel for Defendants Wells Fargo & Co., Wells Fargo Funds Management, LLC, Wells Capital Management, Inc., H.D. Vest Investment Services, Wells Fargo Funds Trust, and Stephens Inc.*	Thomas O. Jacob Vanessa M. Hoffmann **OFFICE OF GENERAL COUNSEL, WELLS FARGO & CO.** 633 Folsom Street, 7th Floor San Francisco, CA 94107 Tel.: (415) 622-6656 Fax: (415) 975-7864 *Counsel for Defendants Wells Fargo & Co., Wells Fargo Funds Management, LLC, Wells Capital Management, Inc., Wells Fargo Funds Trust, and Wells Fargo Investments, LLC*

EXHIBIT A

EXHIBIT A

<u>Shelf Space Funds</u>

Franklin Templeton Investments
Putnam Investments
MFS Investment Management
Fidelity Investments
Evergreen Investments
Alliance Bernstein Investment Research and Management
Van Kampen Investments
AIM Investments
Oppenheimer Funds Inc.
Eaton Vance Managed Investments
ING Funds Distributors, LLC
Allianz Global Investors Distributors LLC
Federated
The Hartford Mutual Funds
Dreyfus Service Corporation
Delaware Investments
Pioneer Investment Management Inc.
Scudder Investments
Wells Fargo Mutual Funds
Lincoln Financial Distributors
Phoenix Investment Partners
John Hancock Funds
American Funds

EXHIBIT B

Exhibit B

Ron & Jeannette Siemers Transaction(s) In Wells Fargo MUTUAL FUNDS

Ticker		Purchase(s): Date	Shares	Price
MNSCX	Wells Fargo Advantage Small Cap Growth Fund CL A	02/20/04	217.028	11.0800
MNSCX	Wells Fargo Advantage Small Cap Growth Fund CL A	02/20/04	620.016	11.2900
MNSCX	Wells Fargo Advantage Small Cap Growth Fund CL A	12/16/04	13.384	11.5900
MFFAX	Wells Fargo FDS TR Montgomery Emerging MKTS Focus FD CL A	02/23/04	451.264	22.1600
NVDAX	Wells Fargo Diversified Equity FD	07/14/00	3.440	58.1500
NVDAX	Wells Fargo Diversified Equity FD	08/15/00	3.495	57.2200
NVDAX	Wells Fargo Diversified Equity FD	09/15/00	3.616	56.8000
NVDAX	Wells Fargo Diversified Equity FD	10/13/00	3.738	53.5000
NVDAX	Wells Fargo Diversified Equity FD	11/15/00	3.634	55.0300
NVDAX	Wells Fargo Diversified Equity FD	12/12/00	6.776	47.1200
NVDAX	Wells Fargo Diversified Equity FD	12/12/00	15.958	47.1200
NVDAX	Wells Fargo Diversified Equity FD	12/12/00	6.279	47.1200
NVDAX	Wells Fargo Diversified Equity FD	12/12/00	9.689	47.1200
NVDAX	Wells Fargo Diversified Equity FD	12/15/00	4.154	48.1500
NVDAX	Wells Fargo Diversified Equity FD	12/22/00	0.978	45.3600
NVDAX	Wells Fargo Diversified Equity FD	12/22/00	0.016	44.0700
NVDAX	Wells Fargo Diversified Equity FD	12/28/00	0.978	46.7400
NVDAX	Wells Fargo Diversified Equity FD	01/16/01	4.095	48.8400
NVDAX	Wells Fargo Diversified Equity FD	02/15/01	4.097	48.8200
NVDAX	Wells Fargo Diversified Equity FD	03/15/01	4.589	43.4900
NVDAX	Wells Fargo Diversified Equity FD	04/16/01	4.592	43.5500
NVDAX	Wells Fargo Diversified Equity FD	05/15/01	4.322	46.2700
NVDAX	Wells Fargo Diversified Equity FD	06/15/01	4.458	44.8600
NVDAX	Wells Fargo Diversified Equity FD	07/16/01	4.516	44.2900
NVDAX	Wells Fargo Diversified Equity FD	08/15/01	4.583	43.6400
NVDAX	Wells Fargo Diversified Equity FD	09/17/01	5.198	38.4000
NVDAX	Wells Fargo Diversified Equity FD	10/15/01	4.937	40.5100
NVDAX	Wells Fargo Diversified Equity FD	11/15/01	4.733	42.2600
NVDAX	Wells Fargo Diversified Equity FD	12/11/01	3.265	40.3800
NVDAX	Wells Fargo Diversified Equity FD	12/17/01	4.753	42.0800
NVDAX	Wells Fargo Diversified Equity FD	12/24/01	1.174	39.4900
NVDAX	Wells Fargo Diversified Equity FD	01/15/02	4.746	42.1200
NVDAX	Wells Fargo Diversified Equity FD	02/15/02	4.872	41.0500
NVDAX	Wells Fargo Diversified Equity FD	03/15/02	4.636	43.1400
NVDAX	Wells Fargo Diversified Equity FD	04/15/02	4.792	41.7400
NVDAX	Wells Fargo Diversified Equity FD	05/15/02	4.797	41.0900
NVDAX	Wells Fargo Diversified Equity FD	06/17/02	5.078	39.3800
NVDAX	Wells Fargo Diversified Equity FD	07/15/02	5.716	34.9900
NVDAX	Wells Fargo Diversified Equity FD	08/15/02	5.700	35.0900
NVDAX	Wells Fargo Diversified Equity FD	09/16/02	5.963	33.5400
NVDAX	Wells Fargo Diversified Equity FD	10/15/02	6.099	32.7900
NVDAX	Wells Fargo Diversified Equity FD	11/15/02	5.863	34.1100
NVDAX	Wells Fargo Diversified Equity FD	12/16/02	5.877	34.0300
NVDAX	Wells Fargo Diversified Equity FD	12/24/02	1.296	31.3700
NVDAX	Wells Fargo Diversified Equity FD	01/15/03	5.860	34.1300
NVDAX	Wells Fargo Diversified Equity FD	02/18/03	6.337	31.5600
NVDAX	Wells Fargo Diversified Equity FD	03/17/03	6.307	31.7100

NVDAX	Wells Fargo Diversified Equity FD	04/15/03	6.077	32.0100
NVDAX	Wells Fargo Diversified Equity FD	05/15/03	5.705	35.0600
NVDAX	Wells Fargo Diversified Equity FD	12/24/03	2.536	38.9900
NVDAX	Wells Fargo Diversified Equity FD	12/24/03	0.204	38.9900
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	12/06/01	808.776	10.3900
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	12/17/01	18.692	10.7000
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	01/15/02	19.139	10.4500
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	02/15/02	20.020	9.9900
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	03/15/02	19.474	10.2700
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	04/15/02	20.661	9.6800
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	05/15/02	21.413	9.3400
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	06/17/02	23.175	8.6300
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	07/15/02	26.247	7.6200
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	08/15/02	23.641	8.4600
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	09/16/02	25.840	7.7100
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	10/15/02	25.361	7.8500
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	11/15/02	24.184	8.2700
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	12/16/02	24.600	8.1300
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	01/15/03	23.895	8.3700
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	02/18/03	25.773	7.7000
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	03/17/03	25.413	7.8700
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	04/15/03	24.752	8.0300
ETHSX	Eaton Vance Growth TR World Wide HLTH Sciences FD CL A	05/15/03	22.099	9.0500
EXMCX	Eaton Vance TR Tax Managed Mid Cap Core FD CL A	05/21/03	915.126	9.0300
EXMCX	Eaton Vance TR Tax Managed Mid Cap Core FD CL A	05/21/03	804.925	9.0300
ESVAX	Eaton Vance TR Tax Managed Small Cap Value FD CL A	03/15/05	100.287	14.3000
ESVAX	Eaton Vance TR Tax Managed Small Cap Value FD CL A	04/15/05	107.836	13.9100
ESVAX	Eaton Vance TR Tax Managed Small Cap Value FD CL A	05/16/05	107.604	13.9400
EATVX	Eaton Vance TR Tax Managed Value FD CL A	12/06/01	836.001	12.6100
EATVX	Eaton Vance TR Tax Managed Value FD CL A	12/17/01	19.275	12.9700
EATVX	Eaton Vance TR Tax Managed Value FD CL A	01/15/02	19.040	13.1300
EATVX	Eaton Vance TR Tax Managed Value FD CL A	02/15/02	19.099	13.0900
EATVX	Eaton Vance TR Tax Managed Value FD CL A	03/15/02	18.116	13.8000
EATVX	Eaton Vance TR Tax Managed Value FD CL A	04/15/02	18.615	13.4300
EATVX	Eaton Vance TR Tax Managed Value FD CL A	05/15/02	18.464	13.5400
EATVX	Eaton Vance TR Tax Managed Value FD CL A	06/17/02	19.231	13.0000
EATVX	Eaton Vance TR Tax Managed Value FD CL A	07/15/02	21.533	11.6100
EATVX	Eaton Vance TR Tax Managed Value FD CL A	08/15/02	21.186	11.8000
EATVX	Eaton Vance TR Tax Managed Value FD CL A	09/16/02	21.830	11.4000
EATVX	Eaton Vance TR Tax Managed Value FD CL A	10/15/02	22.242	11.2400
EATVX	Eaton Vance TR Tax Managed Value FD CL A	11/15/02	21.815	11.4600
EATVX	Eaton Vance TR Tax Managed Value FD CL A	12/16/02	21.683	11.5300
EATVX	Eaton Vance TR Tax Managed Value FD CL A	12/30/02	0.468	10.6200
EATVX	Eaton Vance TR Tax Managed Value FD CL A	01/15/03	21.608	11.5700
EATVX	Eaton Vance TR Tax Managed Value FD CL A	02/18/03	23.170	10.7900
EATVX	Eaton Vance TR Tax Managed Value FD CL A	03/17/03	23.256	10.5700
EATVX	Eaton Vance TR Tax Managed Value FD CL A	04/15/03	22.341	11.1900
EATVX	Eaton Vance TR Tax Managed Value FD CL A	05/15/03	21.349	11.7100
EATVX	Eaton Vance TR Tax Managed Value FD CL A	05/21/03	656.743	11.4200
EATVX	Eaton Vance TR Tax Managed Value FD CL A	06/16/03	60.144	12.4700
EATVX	Eaton Vance TR Tax Managed Value FD CL A	07/15/03	61.627	12.1700
EATVX	Eaton Vance TR Tax Managed Value FD CL A	08/15/03	61.325	12.2300
EATVX	Eaton Vance TR Tax Managed Value FD CL A	09/15/03	60.582	12.3800

EATVX	Eaton Vance TR Tax Managed Value FD CL A	10/15/03	58.548	12.8100
EATVX	Eaton Vance TR Tax Managed Value FD CL A	11/17/03	57.826	12.9700
EATVX	Eaton Vance TR Tax Managed Value FD CL A	12/15/03	56.391	13.3000
EATVX	Eaton Vance TR Tax Managed Value FD CL A	12/29/03	20.456	12.9500
EATVX	Eaton Vance TR Tax Managed Value FD CL A	01/15/04	54.506	13.7800
EATVX	Eaton Vance TR Tax Managed Value FD CL A	02/17/04	52.891	14.1800
EATVX	Eaton Vance TR Tax Managed Value FD CL A	03/15/04	54.387	13.7900
EATVX	Eaton Vance TR Tax Managed Value FD CL A	04/15/04	54.230	13.8300
EATVX	Eaton Vance TR Tax Managed Value FD CL A	05/17/04	56.306	13.3200
EATVX	Eaton Vance TR Tax Managed Value FD CL A	06/15/04	54.269	15.8200
EATVX	Eaton Vance TR Tax Managed Value FD CL A	07/15/04	54.387	13.7900
EATVX	Eaton Vance TR Tax Managed Value FD CL A	08/16/04	54.865	13.6700
EATVX	Eaton Vance TR Tax Managed Value FD CL A	09/15/04	52.817	14.2000
EATVX	Eaton Vance TR Tax Managed Value FD CL A	10/15/04	52.411	14.3100
EATVX	Eaton Vance TR Tax Managed Value FD CL A	11/15/04	49.375	15.1900
EATVX	Eaton Vance TR Tax Managed Value FD CL A	12/15/04	48.232	15.5500
EATVX	Eaton Vance TR Tax Managed Value FD CL A	12/28/04	27.041	14.8000
EATVX	Eaton Vance TR Tax Managed Value FD CL A	01/18/05	48.701	15.4000
EATVX	Eaton Vance TR Tax Managed Value FD CL A	02/15/05	47.710	15.7200
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	12/15/04	71.023	10.5600
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	12/28/04	22.154	10.0800
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	01/18/05	72.324	10.3700
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	02/15/05	71.090	10.5800
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	12/06/01	1,926.035	9.5400
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	12/17/01	25.562	9.7800
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	01/15/02	25.407	9.8400
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	02/15/02	25.961	9.6300
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	03/15/02	24.704	10.1200
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	04/16/02	25.510	9.8000
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	05/15/02	25.667	9.7400
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	06/17/02	27.115	9.2200
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	07/16/02	30.713	8.1400
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	08/15/02	30.157	8.2900
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	09/16/02	30.979	8.0700
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	10/15/02	31.172	8.0200
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	11/15/02	30.377	8.2300
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	12/16/02	30.488	8.2000
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	01/15/03	30.562	8.1800
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	02/18/03	32.723	7.6400
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	03/17/03	32.595	7.6700
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	04/15/03	31.407	7.9600
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	05/15/03	29.727	8.4100
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	05/21/03	823.645	8.1200
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	06/16/03	84.938	8.8300
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	07/15/03	85.714	8.7500
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	08/15/03	85.911	8.7300
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	09/15/03	84.650	8.8600
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	10/15/03	81.967	9.1500
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	11/17/03	81.345	9.2200
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	12/15/03	79.787	9.4000
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	12/29/03	4.725	9.2300
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	01/15/04	76.297	9.8300
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	02/17/04	74.257	10.1000

EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	03/15/04	77.240	9.7100
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	04/15/04	75.453	9.9100
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	05/17/04	78.534	9.5500
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	06/15/04	75.226	9.9700
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	07/15/04	76.923	9.7500
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	08/16/04	79.281	9.4600
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	09/15/04	76.375	9.8200
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	10/15/04	77.399	9.6900
EXTGX	Eaton Vance Tax-Mgd Growth 1.2 A	11/15/04	72.324	10.3700
ETEMX	Eaton Vance SPL INVT TR Emerging MKTS FD CL A	05/21/03	1,602.564	12.4800
ETEMX	Eaton Vance SPL INVT TR Emerging MKTS FD CL A	06/16/04	1.558	15.8400
ETEMX	Eaton Vance SPL INVT TR Emerging MKTS FD CL A	12/28/04	9.280	19.7400
ETEMX	Eaton Vance SPL INVT TR Emerging MKTS FD CL A	12/28/04	51.309	19.7400
FMCSX	Fidelity Devonshire TR Mid-Cap STK	07/14/00	7.539	26.5300
FMCSX	Fidelity Devonshire TR Mid-Cap STK	08/15/00	7.877	25.3300
FMCSX	Fidelity Devonshire TR Mid-Cap STK	09/15/00	7.454	26.8300
FMCSX	Fidelity Devonshire TR Mid-Cap STK	10/13/00	7.886	25.3600
FMCSX	Fidelity Devonshire TR Mid-Cap STK	11/15/00	7.701	25.9700
FMCSX	Fidelity Devonshire TR Mid-Cap STK	12/15/00	8.087	24.7300
FMCSX	Fidelity Devonshire TR Mid-Cap STK	01/16/01	8.326	24.0200
FMCSX	Fidelity Devonshire TR Mid-Cap STK	02/15/01	8.100	24.6900
FMCSX	Fidelity Devonshire TR Mid-Cap STK	03/15/01	8.555	23.3500
FMCSX	Fidelity Devonshire TR Mid-Cap STK	04/16/01	8.536	23.4300
FMCSX	Fidelity Devonshire TR Mid-Cap STK	05/15/01	8.299	24.1000
FMCSX	Fidelity Devonshire TR Mid-Cap STK	06/11/01	2.172	24.8000
FMCSX	Fidelity Devonshire TR Mid-Cap STK	06/15/01	8.237	24.2800
FMCSX	Fidelity Devonshire TR Mid-Cap STK	07/16/01	8.421	23.7500
FMCSX	Fidelity Devonshire TR Mid-Cap STK	08/15/01	8.711	22.9600
FMCSX	Fidelity Devonshire TR Mid-Cap STK	09/17/01	10.096	19.8100
FMCSX	Fidelity Devonshire TR Mid-Cap STK	10/15/01	9.896	20.2100
FMCSX	Fidelity Devonshire TR Mid-Cap STK	11/15/01	9.320	21.4600
FMCSX	Fidelity Devonshire TR Mid-Cap STK	12/10/01	2.594	22.5200
FMCSX	Fidelity Devonshire TR Mid-Cap STK	12/17/01	8.853	22.9400
FMCSX	Fidelity Devonshire TR Mid-Cap STK	01/15/02	9.005	22.2100
FMCSX	Fidelity Devonshire TR Mid-Cap STK	02/15/02	9.311	21.4800
FMCSX	Fidelity Devonshire TR Mid-Cap STK	03/15/02	8.869	22.5500
FMCSX	Fidelity Devonshire TR Mid-Cap STK	04/15/02	9.137	21.8900
FMCSX	Fidelity Devonshire TR Mid-Cap STK	05/15/02	9.204	21.7300
FMCSX	Fidelity Devonshire TR Mid-Cap STK	06/10/02	1.184	19.8500
FMCSX	Fidelity Devonshire TR Mid-Cap STK	06/17/02	10.065	19.8700
FMCSX	Fidelity Devonshire TR Mid-Cap STK	07/15/02	11.669	17.1400
FMCSX	Fidelity Devonshire TR Mid-Cap STK	08/15/02	12.048	16.6000
FMCSX	Fidelity Devonshire TR Mid-Cap STK	09/16/02	12.453	16.0600
FMCSX	Fidelity Devonshire TR Mid-Cap STK	10/15/02	12.539	15.9500
FMCSX	Fidelity Devonshire TR Mid-Cap STK	11/15/02	11.976	16.7000
FMCSX	Fidelity Devonshire TR Mid-Cap STK	12/09/02	3.067	16.8100
FMCSX	Fidelity Devonshire TR Mid-Cap STK	12/16/02	11.940	16.7500
FMCSX	Fidelity Devonshire TR Mid-Cap STK	01/15/03	11.905	16.8000
FMCSX	Fidelity Devonshire TR Mid-Cap STK	02/18/03	12.682	15.7700
FMCSX	Fidelity Devonshire TR Mid-Cap STK	03/17/03	12.523	15.9700
FMCSX	Fidelity Devonshire TR Mid-Cap STK	04/15/03	12.346	16.2000
FMCSX	Fidelity Devonshire TR Mid-Cap STK	05/15/03	11.364	17.6000
FMCSX	Fidelity Devonshire TR Mid-Cap STK	06/09/03	2.016	18.5500

FMCSX	Fidelity Devonshire TR Mid-Cap STK	12/08/03	2.222	21.0800
FMCSX	Fidelity Devonshire TR Mid Cap STK	06/07/04	0.874	21.5000
FMCSX	Fidelity Devonshire TR Mid-Cap STK	12/06/04	2.048	22.0500
ITHAX	Hartford MUT CAP APPR A	11/07/01	188.356	26.2800
ITHAX	Hartford MUT CAP APPR A	12/18/01	109.210	27.4700
ITHAX	Hartford MUT CAP APPR A	01/18/02	111.607	26.8800
ITHAX	Hartford MUT CAP APPR A	02/20/02	117.555	25.5200
ITHAX	Hartford MUT CAP APPR A	03/18/02	108.814	27.5700
ITHAX	Hartford MUT CAP APPR A	04/18/02	111.193	26.9800
ITHAX	Hartford MUT CAP APPR A	02/20/04	662.100	30.1700
ITBAX	Hartford Total Return Fund A	02/28/03	859.107	11.6400
HSLAX	Hartford Fortis Small Cap Fund A	02/20/04	31.699	26.3100
HSLAX	Hartford Fortis Small Cap Fund A	02/20/04	745.637	26.1300
IHSTX	Hartford Mutual Fund Stock Fund Class A	04/18/02	162.338	18.4800
IHSTX	Hartford Mutual Fund Stock Fund Class A	03/18/02	154.480	19.4200
IHSTX	Hartford Mutual Fund Stock Fund Class A	02/20/02	166.574	18.0100
IHSTX	Hartford Mutual Fund Stock Fund Class A	01/18/02	159.915	18.7600
IHSTX	Hartford Mutual Fund Stock Fund Class A	12/18/01	157.563	19.0400
IHSTX	Hartford Mutual Fund Stock Fund Class A	11/07/01	267.423	18.5100
ITTAX	Hartford Advisers FD CL A	04/18/02	195.078	15.3800
ITTAX	Hartford Advisers FD CL A	03/18/02	189.394	15.8400
ITTAX	Hartford Advisors FD CL A	02/20/02	198.413	15.1200
ITTAX	Hartford Advisors FD CL A	01/18/02	193.424	15.5100
ITTAX	Hartford Advisers FD CL A	12/18/01	192.184	15.6100
ITTAX	Hartford Advisers FD CL A	11/07/01	318.738	15.5300
HAHAX	Hartford High Yield FD CL A	07/29/03	1,363.073	8.0700
HALAX	Hartford Global Leaders FD CL A	04/18/02	69.396	14.4100
HALAX	Hartford Global Leaders FD CL A	03/18/02	68.120	14.6800
HALAX	Hartford Global Leaders FD CL A	02/20/02	72.780	13.7400
HALAX	Hartford Global Leaders FD CL A	01/18/02	70.126	14.2600
HALAX	Hartford Global Leaders FD CL A	12/18/01	68.166	14.6700
HALAX	Hartford Global Leaders FD CL A	11/07/01	116.115	14.2100
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	01/15/03	34.783	5.7500
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	12/16/02	35.398	5.6500
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	11/15/02	35.273	5.6700
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	10/15/02	37.453	5.3400
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	07/15/02	31.299	6.3900
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	08/15/02	32.680	6.1200
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	09/16/02	36.900	5.4200
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	06/17/02	28.571	7.0000
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	05/15/02	25.740	7.7700
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	04/15/02	26.008	7.6900
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	03/15/02	25.000	8.0000
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	12/17/01	24.722	8.0900
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	12/06/01	793.625	7.0700
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	01/15/02	25.126	7.9600
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	02/15/02	26.385	7.5800
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	02/18/03	37.313	5.3600
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	03/18/03	38.685	5.1700
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	04/15/03	37.453	5.3400
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	05/15/03	35.273	5.6700
ETIAX	Eaton Vance Growth EV Info Age FD CL A	01/15/03	17.182	11.6400
ETIAX	Eaton Vance Growth EV Info Age FD CL A	11/15/02	16.949	11.8000

ETIAX	Eaton Vance Growth EV Info Age FD CL A	10/15/02	17.825	11.2200
ETIAX	Eaton Vance Growth EV Info Age FD CL A	07/15/02	16.625	12.0300
ETIAX	Eaton Vance Growth EV Info Age FD CL A	08/15/02	17.212	11.6200
ETIAX	Eaton Vance Growth EV Info Age FD CL A	09/16/02	17.376	11.5100
ETIAX	Eaton Vance Growth EV Info Age FD CL A	06/17/02	14.881	13.4400
ETIAX	Eaton Vance Growth EV Info Age FD CL A	05/15/02	13.966	14.3200
ETIAX	Eaton Vance Growth EV Info Age FD CL A	04/15/02	14.045	14.2400
ETIAX	Eaton Vance Growth EV Info Age FD CL A	03/15/02	13.504	14.8100
ETIAX	Eaton Vance Growth EV Info Age FD CL A	12/17/01	14.006	14.2800
ETIAX	Eaton Vance Growth EV Info Age FD CL A	12/06/01	448.276	14.1100
ETIAX	Eaton Vance Growth EV Info Age FD CL A	01/15/02	13.976	14.3100
ETIAX	Eaton Vance Growth EV Info Age FD CL A	02/15/02	14.493	13.8000
ETIAX	Eaton Vance Growth EV Info Age FD CL A	12/15/02	17.182	11.6400
ETIAX	Eaton Vance Growth EV Info Age FD CL A	02/18/03	18.265	10.9500
ETIAX	Eaton Vance Growth EV Info Age FD CL A	03/18/03	18.639	10.7300
ETIAX	Eaton Vance Growth EV Info Age FD CL A	04/15/03	18.051	11.0800
ETIAX	Eaton Vance Growth EV Info Age FD CL A	05/16/03	16.708	11.9700
EPGAX	Fidelity Advisor SR I EQTY Port GRWTH Class A	11/15/01	3.995	50.6000
FADTX	Fidelity ADV SER VII Technology FD CL A	11/15/01	14.852	17.1800
FUGAX	Fidelity ADV Ser VII Telecomms & Utilities Growth FD CL A	11/15/01	18.220	13.7200
FEIAX	Fidelity Advisor SRIII Equity Income FD CL A	11/15/01	7.940	25.1600
FAOAX	Fidelity Advisor VII Overseas FD CL A	11/15/01	14.025	14.2600

Ticker		Sales(s): Date	Shares	Price
NVDAX	Wells Fargo Diversified Equity FD	02/24/04	244.379	40.0200
NVDAX	Wells Fargo Diversified Equity FD	04/07/04	2.536	41.2100
NVDAX	Wells Fargo Diversified Equity FD	02/23/04	171.065	40.9200
IHSTX	Hartford Mutual Fund Stock Fund Class A	02/20/04	1,068.293	17.5400
ITTAX	Hartford Advisors FD CL A	02/20/04	1,328.163	15.0400
ETIGX	Eaton Vance Tax-Mgd Intl Equity A	05/21/03	1,367.687	8.3200
ETIAX	Eaton Vance Growth EV Info Age FD CL A	05/21/03	739.161	11.1900
EPGAX	Fidelity Advisor SR I EQTY Port GRWTH Class A	12/05/01	238.893	49.9500
FADTX	Fidelity ADV SER VII Technology FD CL A	12/05/01	382.751	17.5200
FUGAX	Fidelity ADV Ser VII Telecomms & Utilities Growth FD CL A	12/05/01	493.018	13.0200
FEIAX	Fidelity Advisor SRIII Equity Income FD CL A	12/05/01	70.578	24.3700
FAOAX	Fidelity Advisor VII Overseas FD CL A	12/05/01	583.823	14.1000
FAGAX	Fidelity Advisor SR II Growth Opptys Port CL A	12/05/01	245.167	29.1700

MILBERG WEISS BERSHAD & SCHULMAN LLP
Steven G. Schulman
Jerome M. Congress
Janine L. Pollack
Kim E. Miller (State Bar No. 178370)
Michael R. Reese (State Bar No. 206773)
One Pennsylvania Plaza
New York, NY 10119-0165
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

GUTRIDE SAFIER LLP
Adam Gutride (State Bar No. 181446)
Seth A. Safier (State Bar No. 197427)
835 Douglass Street
San Francisco, California 94119
Telephone: (415) 336-6545
Facsimile: (415) 876-4345

Attorneys for Plaintiff
[additional counsel on signature block]

ORIGINAL
FILED
NOV - 4 2005
RICHARD W. WIEKING
CLERK U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

WHA

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

THE MCDANIEL FAMILY TRUST, Individually And On Behalf Of ALL OTHERS SIMILARLY SITUATED, Plaintiff, vs. WELLS FARGO & COMPANY, WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT INCORPORATED, H.D.VEST INVESTMENT SERVICES, STEPHENS INC., SEI INVESTMENTS DISTRIBUTION COMPANY, WELLS FARGO FUNDS TRUST, Defendants.	Case No. C 05 4518 **CLASS ACTION COMPLAINT FOR THE VIOLATION OF THE FEDERAL SECURITIES LAWS AND FOR VIOLATIONS OF INVESTMENT COMPANY ACT** **<u>JURY TRIAL DEMANDED</u>**

Plaintiff, by and through counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, and media reports about Wells Fargo & Company and its related entities also named herein as defendants (collectively "Defendants" or "Wells Fargo"). Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

INTRODUCTION

1. This is a federal class action arising out of Defendants' failure to disclose an unlawful and deceitful course of conduct they engaged in that was designed to improperly financially advantage Defendants to the detriment of Plaintiff and other members of the class. This claim is brought by Plaintiff against Wells Fargo on behalf of a Class (defined below) consisting of all persons or entities who purchased one or more of the Wells Fargo proprietary funds (the "Proprietary Funds") and/or one or more non-proprietary funds participating in Wells Fargo revenue sharing and directed brokerage arrangements (collectively, the "Shelf-Space Funds") through Wells Fargo, from June 30, 2000 through June 8, 2005, inclusive (the "Class Period").

2. Wells Fargo has stated that its goal is to "to help you achieve financial success at every stage of your life." Wells Fargo, Brokerage Welcome, http://www.wellsfargo.com/welcome/brokerage_account. In truth, to the detriment of its clients, Wells Fargo participated in an insidious kickback scheme referred to as selling "Shelf-Space" - whereby Wells Fargo used its broker/dealers to push its clients into the Shelf-Space Funds in exchange for illegal kickback payments from those Funds.

3. Defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had been aggressively pushing their brokers to sell the Shelf-Space Funds that provided financial incentives and rewards to Wells Fargo and its personnel based on sales and assets held. Instead of offering fair, honest and unbiased recommendations to Plaintiff and other clients, the Wells Fargo brokers gave pre-determined recommendations, pushing clients into a pre-selected, limited number of mutual funds so that the

brokers could reap millions of dollars in kickbacks from Shelf-Space Funds, with whom they had struck secret, highly-lucrative deals to profit at shareholders' expense.

4. Defendants cultivated a clandestine, incentive-driven culture to sell Shelf-Space Funds to the exclusion of other funds, regardless of their clients' best interests. Defendants' sales practices created an insurmountable conflict of interest between Wells Fargo and its own clients by providing substantial monetary incentives for its broker/dealers to sell the Shelf-Space Funds, sales of which increased Defendants' overall profits. During the Class Period, Wells Fargo used its nationwide network of brokers to improperly steer Plaintiff and other members of the Class into the Shelf-Space Funds which generally have higher expenses. As detailed below, while Wells Fargo and its defendant subsidiaries claimed to provide unbiased, objective financial planning advice and objective fund recommendations in their clients' best interests, they instead made a standard business practice of giving their customers self-serving and biased investment advice for the sole purpose of pushing customers into the Shelf-Space Funds as part of a secret plan and scheme to improperly generate fees.

5. To add insult to injury, the money paid to Well Fargo as part of the kickback scheme originated from mutual fund fees paid in part by Wells Fargo investors who had already been steered into owning the Shelf-Space Funds.

6. Pursuant to the secret deal between Defendants and Shelf-Space Funds, the Shelf-Space Funds received a number of marketing benefits. First, Defendants' brokers had an institutional mandate to direct their clients into investing in Shelf-Space and Proprietary Funds, including their own Wells Fargo Funds, instead of any other funds. This manipulation was achieved by brokers under the guise of providing "investment advice." Second, Wells Fargo ensured that these Shelf-Space Funds, including had a higher priority in Wells Fargo's sales system than non-participating funds by increasing the interaction of representatives of the Shelf-Space Funds with Wells Fargo brokers and visibility of the distribution of sales literature and newsletters, and by including of links, information, and lists posted regarding the Shelf-Space Funds on the Defendant's internet sites.

7. Defendants' sales practices created a material insurmountable conflict of interest between themselves and their clients by providing monetary incentives to Defendants' brokers to sell Shelf-Space Funds, sales of which increased Defendants' overall profits, but accordingly, diminished their clients' returns. Defendants also failed to disclose any of these financial incentives for selling Shelf-Space Funds, knowing that, if the truth was revealed, no reasonable investor would invest in the Funds based upon the advice of Wells Fargo. This conflict of interest created by Defendants' failure to disclose these incentives is a clear violation of federal securities laws.

8. Defendants' Investment Advisers created further undisclosed material conflicts of interest by entering into revenue-sharing agreements with Wells Fargo broker/dealers to push investors into proprietary funds, regardless of whether such investments were in the investors' best interests. Wells Fargo financed these arrangements by illegally charging excessive and improper fees to the Fund that should have been invested in the underlying portfolio. In doing so, Wells Fargo Investment Advisers and the Trustees (both as defined below) of the Funds that approved such fees being siphoned from the funds, breached their fiduciary duties to investors under the Investment Company Act and state law.

9. The truth about Wells Fargo was revealed on June 8, 2005 when the NASD charged 15 broker/dealers with Directed Brokerage violations. As detailed in the press release:

> NASD found that the 14 retail firms, most of which sold funds offered by hundreds of different mutual fund complexes, operated "preferred partner" or "shelf space" programs that provided certain benefits to a relatively small number of mutual fund complexes in return for directed brokerage. The benefits to mutual fund complexes of these quid pro quo arrangement included, in various cases, higher visibility on the firms' internal web sites, increased access to the firms' sales forces, participation in "top producer" or training meetings, and promotion of their funds on a broader basis than was available for other funds

* * *

> The retail firms generally monitored the amount of directed brokerage received to ensure that the fund complexes were satisfying their revenue sharing obligations. The use of directed brokerage allowed the fund complexes to use assets of the mutual funds instead of their own money to meet their revenue sharing obligations.

Press Release, NASD Charges 15 Firms With Directed Brokerage Violations, Imposes Fines Totaling More Than $34 Million, (June 8, 2005), *available at* http://www.nasd.com/web/idcplg?IdcService=SS_GET_PAGE&ssDocName=NASDW_014340 ("June 8, 2005 NASD Press Release."). Among the 14 broker/dealers exposed in the NASD release both H.D. Vest and WF Investments. H.D. Vest was also charged with violating the NASD's rules relating to non-cash compensation and breaching NASD rules with respect to supervisory systems and procedures.

10. Plaintiff seeks to recover damages caused by Defendants' violations of the Securities Act of 1933 ("Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Company Act of 1940 (the "ICA").

JURISDICTION AND VENUE

11. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Securities Exchange Act, 15 U.S.C. § 78aa; Section 22 of the Securities Act, 15 U.S.C. § 77v ; and Sections 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§ 80a-33(b), 80a-35(a), 80a-35(b), 80a-43 and 80a-47(a); and 28 U.S.C. §§ 1331, 1337 and 1367(a).

12. Venue is proper in this District pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1391. Substantial acts in furtherance of the alleged fraud, including the preparation and dissemination of materially false and misleading information, occurred within this District. Defendant Wells Fargo is headquartered in San Francisco.

13. In connection with the acts alleged herein, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

Plaintiff

14. Plaintiff, McDaniel Family Trust, through its trustees Arthur McDaniel and Florence McDaniel, purchased shares of the Wells Fargo Shelf-Space Funds during the Class Period and were thereby damaged. As set forth in the attached certification, Plaintiff purchased 45,065 shares of Franklin Income Fund through Wells Fargo on July 7, 2003; 2,393 shares of Massachusetts Investors Growth Fund on September 10, 2003; 1,594 shares of MFS Board Fund through Wells Fargo on December 24, 2001.

The Parent Company

15. Wells Fargo & Company is the ultimate parent of all Defendants named in this Complaint and is incorporated in Delaware. Wells Fargo is a diversified financial services company providing banking, insurance, investments, mortgage, and consumer finance. Through its subsidiary, Wells Fargo also markets, sponsors, and provides investment advisory, distribution, and administrative services to mutual funds, including Wells Fargo Funds. They are headquartered at 420 Montgomery Street, San Francisco, CA 94104. They were the ultimate beneficiary of the secret plan and scheme to push Shelf-Space Funds as alleged herein.

The Investment Advisers

16. Defendant Wells Fargo Funds Management, LLC ("Fund Management") is a Delaware corporation registered as an investment adviser under the Investment Advisers Act. Its offices are located at 525 Market St., San Francisco, CA 94105. It is an indirect wholly-owned subsidiary of Wells Fargo & Company. As the Investment Adviser, Fund Management is responsible for implementing the investment policies and guidelines for the Funds and for supervising the sub-adviser responsible for the day-to-day management of the Wells Fargo Funds, including the placing of orders for the purchase and sale of portfolio securities. In return, Fund Management received fees calculated as percentage of net assets under management. As of June 30, 2004, Fund Management managed over $75 billion in mutual fund assets. In breach of their fiduciary duties, the Investment Adviser Defendants provided self-serving information to the board

of Trustees of the funds and created a secret plan with broker/dealers to push Wells Fargo Funds which resulted in the shareholder investors footing the bill.

17. Funds Management is also herein referred to as the Investment Adviser.

Investment Sub-Adviser

18. Defendants Wells Capital Management Incorporated ("Wells Capital Management") is an affiliate of Funds Management and a sub-adviser for each of the Funds. It is responsible for the day-to-day investment management activities of the Funds. Wells Capital Management is compensated for its services by Funds Management for its services as adviser. It is located at 525 Market St., San Francisco, CA 94105.

The Broker/dealers

19. Defendant H.D. Vest Investment Services, LLC ("H.D. Vest") is a broker/dealer incorporated in Texas. H.D. Vest is an affiliated non-bank subsidiary of Wells Fargo & Company H.D. Vest entered into "shelf-space" arrangements during the Class Period, steering clients into the Shelf-Space Funds, in exchange for financial gain. Its address is 6333 North State Highway 161, 4th Floor, Irving, TX 75038-2200.

20. Defendants Wells Fargo Investments, LLC ("WF Investments") is a broker/dealer. WF Investments also entered into "shelf-space" arrangements during the Class Period steering clients into The Shelf-Space Funds, in exchange for financial gain. The firm's address is 420 Montgomery St., San Francisco, CA 94104.

21. Herein, Defendants WF Investments and H.D. Vest will be referred to as broker/dealer Defendants.

The Distributors

22. Defendant Stephens Inc. has served as the Distributor of the Wells Fargo Funds since July 26, 2004. Stephens Inc. is located at 111 Center Street, Little Rock, Arkansas 72201.

23. Defendant SEI Investments Distribution Company, prior to July 26, 2004, served as the Distributor to the Wells Fargo Funds.

24. Herein, Defendant Stephen Inc. and SEI Investment Distribution Co., will be collectively referred to as the "Distributor Defendants."

The Registrants

25. Defendant Wells Fargo Funds Trust is the Registrant of all the Wells Fargo Funds. Defendant Wells Fargo Funds Trust is an open-ended management company incorporated in Delaware and is registered with the SEC under the ICA. The mutual funds are organized as single registrants with several portfolios/series. Wells Fargo Funds Trust has principal executive offices at 525 Market Street, San Francisco, CA 94105.

SUBSTANTIVE ALLEGATIONS

26. The illegal activity set forth herein involves, the interrelated activities of two groups of Wells Fargo Defendants. Wells Fargo's broker/dealers, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to disclose that they had been aggressively pushing their sales personnel to sell the Shelf-Space Funds that provided them with financial incentives. Separate from the wrongdoing of the broker/dealer arm of Wells Fargo, the Wells Fargo Investment Adviser Defendants, who were investment advisers of the Proprietary Funds, entered into illegal revenue-sharing arrangements with several broker/dealers, including the Wells Fargo broker/dealers. The Investment Adviser defendants financed these arrangements by illegally charging excessive and improper fees to those funds, thereby breaching provisions of the ICA, state law and their fiduciary duties.

THE WELLS FARGO BROKER/DEALERS ENGAGED IN IMPROPER CONDUCT

Background

27. Wells Fargo provides banking, insurance, investments, mortgage and consumer finance to over 23 million customers through a network of over 6,160 financial services offices, the internet and distribution channels internationally. Wells Fargo has $435 billion in assets and over 150,000 employees. Wells Fargo calls its brokers "team members" and states on its website that the "team members" will provide clients with such "sound financial advice that we will help them

become financially successful." Wells Fargo Customer Service, http://www.wellsfargo.com/ invest_relations/vision_values /7?display=print (last visited Nov. 2, 2005).

28. Wells Fargo states on its website that among its core values are that its employees "[v]alue and reward open, honest, two-way communication...[a]void any actual or perceived conflict of interest...[and] [c]omply with the letter and the spirit of the law." Wells Fargo What Are Our Values?, http://www.wellsfargo.com/invest_relations/vision_values/11?display=print (last visited Nov. 2, 2005). Indeed, the Wells Fargo Team Members Code of Ethics and Business Conduct states that team members must avoid conflicts of interest or the appearance of conflicts of interest and also notes that it is unlawful for team members to accept anything of value from any person, intending to be influenced or rewarded in connection with any business or transaction of Wells Fargo. Wells Fargo Team Members Code of Ethics and Business Conduct, at V.A. and L. (June 1, 2004), http://a248.e. akamai.net/7/248/1856/f2442122130f3d/www.wellsfargo.com/ pages/about/corporate/ethics/team_member_code_of_ethics_2004.pdf. These internally published prohibitions on conflicts of interest are, of course, in addition to the matrix of market regulation governing the broker/dealers and prohibiting such conduct.

29. Wells Fargo's broker/dealers, in fact, carefully created an institutional revenue-sharing scheme wherein the broker/dealers received secret payments from the Shelf-Space Funds in exchange for recommending such funds regardless of their suitability to clients of Wells Fargo. The conflicts of interest in which the broker/dealer Defendants put themselves were even more egregious in light of the fact that the kickback payments received were the result of illegal fees charged on the funds into which Wells Fargo pushed its clients.

30. One method by which Wells-Fargo broker/dealers received kickbacks under their revenue-sharing scheme was to receive directed brokerage commissions. As discussed above, directed brokerage refers to the excess commissions resulting from mutual funds directing trades in their underlying portfolio of the securities to a broker/dealer in exchange for the broker/dealer's commitment to feature or promote the sale of the Fund's shares. This practice is prohibited by, among others, the NASD.

31. These illegal practices by Wells Fargo's broker/dealers are particularly heinous given the nature the clients they defrauded. The typical mutual fund investor is a married, middle-class individual in his or her forties with a median household income of $55,000. Nearly all mutual fund investors consider their investments to be long-term savings. Approximately 98% of mutual fund shareholders say their investments constitute long-term savings and about 77% cite retirement savings as their primary financial goal. David J. Carter, *Mutual Fund Board and Shareholder Action,* 3 Vill. J. & Investment Management at 8.

<u>Wells Fargo Broker/dealers Received Incentives to Push the Proprietary Funds</u>

32. WF Investments and H.D. Vest pushed the Proprietary Funds on unsuspecting clients. As a result, investors in the Proprietary Funds footed the bill for the financial incentives given to the retail broker/dealers as kickbacks.

33. WF Investments received revenue from its affiliate, Funds Management for pushing Wells Fargo Funds based on customer assets held by the Proprietary Funds. *See* Wells Fargo Investments, LLC, An Investor Guide to Mutual Funds, at 6 (June 2005) http://a248.e.akamai.net/7/248/1856/e41295a45abb78/www.wellsfargo.com/pdf/online_brokerage/mf_disc.pdf.

34. H.D. Vest also received revenue for pushing Wells Fargo Funds. *See* Important Information About Mutual Funds. *Available at* http://hdvest.com/investor-mutualfunds.html.

35. These arrangements were never adequately disclosed to investors in the Proprietary Funds by either broker/dealer.

<u>Specific Programs Were Designed By WF Investments to Create Shelf-Space Arrangements</u>

36. WF Investments implemented and managed a revenue-sharing program entitled "the Wells Fargo Platform Participants Revenue Sharing Program" with the Shelf-Space Funds. The program required fund families to pay WF Investments in order for brokers to promote their Funds to investors.

37. While promoting the Shelf-Space Funds to its clients, WF Investments represented the program Funds as being better for its clients than other funds available. Wells Fargo clients were led to believe that Wells Fargo brokers were recommending the Shelf-Space Funds based on

objective analysis which indicated that such Funds would perform better than offerings from other fund companies. Only 18 mutual fund families out of the 325 fund families with which Wells Fargo had distribution agreements were ranked by Wells Fargo as "Platform Participants." Wells Fargo Investments, LLC, An Investor Guide to Mutual Funds, at 7 (June 2005).

38. WF Investment received the following revenue sharing payments from its Shelf-Space Funds, or "Platform Participants":

- A minimum of $50,000 from each fund family annually;
- A 35 basis point ("bp") charge (0.35%) on the sales of shares; and
- Annual fees of 125 bp for holding equity mutual fund assets; 75 bp for holding fixed income mutual fund assets; and higher rates for money market mutual fund assets.

39. On top of the sales load and the commissions or concessions charged in connection with the mutual Fund's offering, Defendants also received revenue through reimbursement for expenses incurred by broker/dealers during educational and training conference seminars. Defendant's broker/dealers also were able to share certain administrative costs such as record keeping with the fund families. Wells Fargo Investments, LLC, An Investor Guide to Mutual Funds, at 6 (June 2005).

40. The Platform Participants List of Shelf-Space Funds for WF Investments included the following mutual fund families:

Franklin Templeton Investments

Putnam Investments

MFS Investment Management

Fidelity Investments

Evergreen Investments

Alliance Bernstein Investment Research and Management

Van Kampen Investments

AIM Distributors, Inc.

Oppenheimer Funds, Inc.

Eaton Vance Managed Investments

ING Funds Distributors, LLC

Allianz Global Investors Distributors , LLC

Federated

The Hartford Mutual Funds

Dreyfus Service Corporation

Delaware Investments

Pioneer Investment Management, Inc.

Scudder Investments

Wells Fargo Investments, LLC, An Investor Guide to Mutual Funds, at 7 (June 2005).

<u>**Specific Programs Were Designed By H.D. Vest to Create Shelf-Space Arrangements**</u>

41. Defendant H.D. Vest also entered into "shelf-space" arrangements with certain of the Shelf-Space Funds. In exchange for the kickbacks received from the Shelf-Space Funds, H.D. Vest provided the fund's investment advisers with enhanced access to the H.D. Vest broker/dealer sales force, and heightened visibility in the firm.

42. Part of H.D.Vest's "shelf-space" program was to reward brokers that sold a certain amount of Shelf-Space Funds. For example, H.D. Vest brokers that were big sellers of Shelf-Space Funds would be eligible for free trips to the company's conferences or free conference registration. Karen Damato, *Questions on Conflicts Can Extend to Planners --- U.S. Regulators Examine Financial Advisers' Ties To Mutual-Fund Families, Karen Damato*, The Wall St. J. Europe, June 17, 2005, at M1.

43. H.D. Vest received the following amounts in revenue sharing payments:

- A 10 to 25 bp charge on sales of shares;
- Annual fees of 5 to 15 bp for holding mutual fund assets;
- Lump sum payments which can be significant; and
- Cost sharing of educational, training, record-keeping and other sales costs.

44. The following Shelf-Space Funds paid for training and support, account administration or record-keeping services during the past year:

Oppenheimer Funds
Putnam Investments
Scudder Investments
MFS Investment Management
Van Kampen Investments
Lincoln Financial Distributors
AIM Investments
Phoenix Investment Partners
John Hancock Funds
Wells Fargo Funds
American Funds
Franklin Templeton Investments

Brokers Received Benefits for Pushing the Shelf-Space Funds

45. To ensure the dominance of Shelf-Space Funds, Defendants instituted a sales system wherein the individual employee broker/dealers also received benefits based on their sale of Shelf-Space Funds. For example, H.D. Vest reimbursed brokers' expenses incurred in connection with certain firm training and education conferences based, in part, on the brokers' sales of funds that participated in its preferred partner program - instead of giving equal weight to the sales of all mutual funds, as required by NASD rules. June 8, 2005 NASD Press Release.

Wells Fargo Promoted A Culture That Increased The Sales Of Shelf-Space Funds

46. Defendants cultivated a clandestine, incentive-driven culture among Wells Fargo's brokerage arm to sell Shelf-Space Funds, regardless of the comparative value of the funds.

47. Defendants' evaluation of the Shelf-Space Funds was neither objective nor performance-based. Instead, unbeknownst to Plaintiff and the Class, Defendants blatantly solicited the sponsorship of the Shelf-Space Funds' distributors and investment advisers for company events,

office parties, training and educational meetings and conferences in exchange for the inclusion of their funds in the "Platform Participants" Preferred Fund list. Shelf-Space Funds significantly benefited: their products were favorably perceived as having achieved a higher, "preferred" status based on their performance, while representatives from these Funds were given greater access to branch offices and were invited to corporate training and marketing events. Consequently, representatives from the Shelf-Space Funds were given increased opportunities to interact with Wells Fargo's brokers to promote the sale of their mutual funds.

48. Investment Advisers and Distributors from other mutual fund companies were forced to engage in this "pay to play" arrangement with Wells Fargo because Defendants condoned and even promoted this practice as a required course of conduct with Wells Fargo. In other words, if funds and their advisers did not pay Wells Fargo's broker/dealers kickbacks, then Wells Fargo would not sell their funds.

Wells Fargo Investments Charged Investors For Biased Financial Plans Which Were Utilized to Steer into Preferred Funds Through Its Various Financial Management Accounts

49. During the Class Period, Wells Fargo Investments Defendants, provided financial planning services to a substantial percentage of its clients. These financial plans included fee-based account programs such as Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account and WellsSelect account. Wells Fargo has 1200 brokers who on average have 452 accounts each.

50. Although Wells Fargo has stated that they "want to be advocates" for their customers and "to put them at the center of everything," http://www.wellsfargo.com/invest_relations /vision_values/9, they fail to properly disclose how investors may pay more with asset-based programs than when purchasing the mutual fund separately. Wells Fargo Customer Service (last visited Nov. 2, 2005). Instead, they vaguely note in a website statement to investors who are purchasing this financial guidance, "Please ask us questions to make sure you understand your rights and our obligations to you, including the extent of our obligations to disclose conflicts of interest and to act in your best interest. We are paid both by you and sometimes, by people who

compensate us based on what you buy." Wells Fargo, Wells Choice Acount, http://www. wellsfargo.com/investing/styles/fc/accts/wellschoice (last visited Nov. 2, 2005).

51. Furthermore, there were improper incentives on both the firm and financial advisor level to push asset-based programs. The percentage of brokerage revenues that Financial Advisors received in asset-based programs was higher than the percentage of Firm Revenues they received on most other products and services.

<u>The Shelf-Space Funds Paid Excessive Commissions through Directed Brokerage</u>

52. In connection with running the funds, the Shelf-Space Funds regularly traded securities of issuers held in the Fund's portfolio and paid commissions on such trades to WF Investments and H.D. Vest, among others. In return for the efforts of Defendant broker/dealers to steer its clients into the Shelf-Space Funds, the Funds paid Wells Fargo directed brokerage commissions that were in excess of what they would have paid under an agreement reached with broker/dealers through arm's-length bargaining. The investment advisers would use these excessive commissions to meet their revenue sharing commitments.

<u>Defendants Wells Fargo Investments and H.D. Vest Have Been Subject to NASD Charges and Fines For the Alleged Conduct</u>

53. Wells Fargo's broker/dealers subsidiaries, WF Investments and H.D. Vest, have both been charged and had fines placed on them for the exact conduct alleged in this complaint.

54. The NASD found that the broker/dealers firms operated "shelf-space" programs that provided certain benefits to a relatively small number of mutual fund complexes in return for directed brokerage. According to the NASD, the broker/dealer Defendants generally monitored the amount of directed brokerage received to ensure that the fund complexes were satisfying their revenue sharing obligations. June 8, 2005 NASD Press Release.

55. The NASD alleged that six fund companies directed trades to WF Investments to be in its "preferred partner" program. They received "enhanced exposure," such as access to Wells Fargo salespeople and the right to send prospecting letters to Wells Fargo's customers. Walter Hamilton, *Brokerages Settle Fund-Sale Cases; Fifteen Firms Will Pay $34 Million to Resolve Charges of Promoting Mutual Funds Based on the Fees They Paid*, L.A. Times, June 9, 2005 at C4.

56. As a result, WF Investments was fined $2,970,000 by the NASD for engaging in revenue sharing and directed brokerage arrangements with different fund families. June 8, 2005 NASD Press Release.

57. Well Fargo's other broker/dealer subsidiary, H.D. Vest, was also found to have received payments to operate a preferred partner program. The fine imposed on H.D. Vest also included charges related to violations of NASD rules relating to non-cash compensation. For example, H.D. Vest would reimburse brokers' expenses incurred in connection with certain firm training and education conferences based, in part, on the brokers' sales of funds that participated in its preferred partner program - instead of giving equal weight to the sales of all mutual funds, as required by NASD rules. *Id.*

58. As a result of these arrangements, H.D. Vest was fined $4,015,000 by the NASD. Neither WF Investments nor H.D. Vest had in place adequate procedures or policies to determine whether fund families had authority to make directed brokerage and revenue sharing arrangements. *Id.*

<u>Defendants Failed To Disclose Their Fraudulent Practices</u>

59. The revenue-sharing and kickback activities engaged in by the Defendants described above created conflicts of interest with respect to broker/dealers' management of client accounts. These conflicts of interest were not disclosed to Plaintiff and the Class, and were actively concealed from clients. Disclosure of these sales incentives and compensation structures were necessary for Wells Fargo's clients to make informed investment decisions. Through a constant barrage of financial incentives and programs, pressure was exerted on the WF Investment and H.D. Vest firms and their brokers to sell Shelf-Space Funds in order to receive additional compensation.

60. As described above, in return for the Defendant broker/dealers' efforts to steer their clients into the Shelf-Space Funds, the Funds paid the Wells Fargo broker/dealers kickbacks. Given that the kickbacks were paid out of Fund assets, other investors in the Shelf-Space Funds were paying for this "Shelf-Space" at Wells Fargo, but were not informed that their fees were being used for this purpose. At the time these arrangements were instituted, Wells Fargo anticipated receiving millions of dollars in revenue under it.

61. Wells Fargo disclosed information to its customers concerning mutual fund purchases primarily through supplying customers with the prospectuses and if requested, the statements of additional information ("SAIs") issued by the mutual funds.

62. Prior to investing in any of the Shelf-Space Funds, Plaintiff and each member of the Class were entitled to receive the appropriate prospectuses. The prospectuses and registration statements were deceptive and misleading as they failed to disclose Defendants' practice of steering investors to Shelf-Space Funds.

Defendants' Fraudulent Course Of Conduct

63. The practice of aggressively selling Shelf-Space Funds to investors, without disclosing Defendants' strong financial interest in recommending such Funds over other investment choices, coupled with Defendants' undisclosed practice of paying excessive commissions to Wells Fargo for steering investors their way, is a clear violation of Defendants' fiduciary obligations of loyalty and care to their clients and operated as a fraud and deceit against them. As a result of the undisclosed scheme, Plaintiff and other members of the Class sustained damages.

64. Defendants are liable for (i) making false statements, and/or for failing to disclose material adverse facts while selling shares of the Shelf-Space Funds, and/or (ii) participating in a scheme to defraud and/or a course of conduct that operated as a fraud or deceit on purchasers of the Shelf-Space Funds shares during the Class Period. The wrongful conduct alleged herein enabled Defendants to profit at the expense of Plaintiff and other Class members.

65. As alleged herein, Defendants acted with scienter in that Defendants knew that the public documents and statements issued or disseminated in the name of the Shelf-Space Funds were materially false and misleading, knew that such statements and documents would be issued or disseminated to the investing public, and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth herein in detail, Defendants, by virtue of their receipt of information reflecting the true facts regarding Shelf-Space Funds, their control over, and/or receipt and/or modification of Shelf-Space Funds' allegedly materially misleading misstatements and/or their associations with the Shelf-Space Funds which made them privy to confidential information

concerning the Shelf-Space Funds, culpably participated in the fraudulent course of conduct alleged herein.

66. Defendants were highly motivated to allow and facilitate the conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Investment Advisers, inter alia, received increased management fees which inured to their benefit and the benefit of Wells Fargo. In addition, Wells Fargo broker/dealers were highly motivated to engage in the wrongdoing alleged herein because it incurred lower costs when selling the Shelf-Space Funds, thereby increasing their profitability. Furthermore, Wells Fargo profited through the receipt of excessive commissions from the Proprietary Funds.

THE PROSPECTUSES, THEIR SAI AND PUBLIC STATEMENTS WERE MATERIALLY FALSE AND MISLEADING

67. Plaintiff and other members of the Class were entitled to receive one or more Prospectuses pursuant to which the Shelf-Space Funds shares were offered. The SAI is not distributed to investors, but available to them on request.

68. Prospectuses and their SAI are required to disclose all material facts in order to provide investors with information that will assist them in making an informed decision about whether to invest in a mutual fund. The law requires that such disclosures be in straightforward and easy to understand language such that it is readily comprehensible to the average investor.

69. Each of the Shelf-Space Funds Prospectuses and their SAIs issued during the Class Period failed to adequately disclose to investors material information about the mutual funds and the fees and costs associated with them. As seen below, each of the Prospectuses and their SAIs contained the same materially false and misleading statements and omissions regarding directed brokerage, 12b-1 fees and soft dollars.

70. Each of the Prospectuses and their SAIs issued during the Class Period contained substantially the same materially false and misleading omissions of key information regarding the Funds' directed brokerage and 12b-1 fees that were required to be disclosed in "easy to understand

language" such that a reasonable investor could make an informed decision whether or not to invest in the Funds.

71. The Wells Fargo Funds Trust SAI, dated July 26, 2004, which is similar in substance to the other SAIs for, states:

> The Board has concluded that the Plan is reasonably likely to benefit the Funds and their shareholders because the Plan authorizes the relationship with selling agents, including Wells Fargo Bank and Funds Management, that have previously developed distribution channels and relationships with the retail customers that the Funds are designed to serve. The Trustees believe that these relationships and distribution channels provide potential for increased Fund assets and ultimately corresponding economic efficiencies (i.e., lower per-share transaction costs and fixed expenses) that are generated by increased assets under management. In addition to payments received from the Funds, selling or servicing agents may receive significant additional payments directly from the Adviser, the Distributor, or their affiliates in connection with the sale of Fund shares.

Id.

72. However, these arrangements did the opposite. These arrangements increased expenses to investors' detriment. The SAI fails to disclose that these increased expenses benefit Advisers and Distributors' profit while decreasing investors' returns.

<u>Material Omissions Regarding Directed Brokerage</u>

73. The Hartford mutual fund family - one of the Shelf-Space Funds identified in Exhibit B attached hereto - is just one example of a fund complex engaged in making Shelf-Space payments to Wells Fargo broker/dealer firms. However, the Hartford Funds' Prospectuses and their SAIs are substantially similar to the Prospectuses and SAIs for all Shelf-Space Funds during the Class Period. For example, the March 1, 2003 SAI for the Hartford Mutual Funds, Inc. is essentially

identical in substance to all other Shelf-Space Fund SAI issued during the Class Period in that it states under the heading PORTFOLIO TRANSACTIONS AND BROKERAGE the following:

74. The Companies have no obligation to deal with any dealer or group of dealers in the execution of transactions in portfolio securities. Subject to any policy established by each Company's board of directors and HIFSCO, HIMCO and Wellington Management, as applicable, are primarily responsible for the investment decisions of each Fund and the placing of its portfolio transactions. In placing orders, it is the policy of each Fund to obtain the most favorable net results, taking into account various factors, including price, dealer spread or commission, if any, size of the transaction and difficulty of execution. While HIMCO and Wellington Management generally seek reasonably competitive spreads or commissions, the Funds do not necessarily pay the lowest possible spread or commission. Upon instructions from HIFSCO, Wellington Management may direct certain brokerage transactions to broker/dealers who also sell shares of funds in the fund complex. Upon instructions from HIFSCO, Wellington Management may also direct certain brokerage transactions to broker/dealers that pay for certain other services used by the Funds.

75. This statement is false and misleading, as are all of the Shelf-Space Fund Prospectuses and their SAIs, in that it fails to disclose that it directed brokerage commissions to Wells Fargo brokerages to satisfy pre-determined, negotiated arrangements for specific amounts of brokerage commissions with Wells Fargo broker/dealers. Additionally, the above statement is materially false and misleading for the following reasons:

(a) that investor assets were used to pay Wells Fargo's brokerage to satisfy bilateral arrangements between the Shelf-Space Funds and Broker/dealer Defendants whereby the broker steered clients into the Shelf-Space Funds;

(b) that brokerage commissions over and above those allowed by Rule 12b-1 were used to pay for the "shelf-space programs";

(c) that brokerage payments were directed to Wells Fargo brokerages to satisfy the "shelf-space" arrangements and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Shelf-Space Funds Rule 12b-1 Plan; and

(d) that such revenue sharing payment created undisclosed conflicts of interest.

Material Omissions Regarding 12b-1 Fees

76. With respect to statements regarding 12b-1 fees, the March 1, 2003 SAI Information for the Hartford Mutual Funds, Inc. is identical in substance to all Shelf-Space Fund Statements of Additional Information issued during the Class Period in that it states the following with respect to 12b-1 fees:

> General Distribution fees paid to HIFSCO may be spent on any activities or expenses primarily intended to result in the sale of the applicable Company's shares including: (a) payment of initial and ongoing commissions and other compensation payments to brokers, dealers, financial institutions or others who sell each Fund's shares, (b) compensation to employees of HIFSCO, (c) compensation to and expenses, including overhead such as communications and telephone, training, supplies, photocopying and similar types of expenses, of HIFSCO incurred in the printing and mailing or other dissemination of all prospectuses and statements of additional information, (d) the costs of preparation, printing and mailing of reports used for sales literature and related expenses, i.e., advertisements and sales literature, and (e) other distribution-related expenses and for the provision of personal service and/or the maintenance of shareholder accounts. These plans are considered compensation type plans which means that the Funds pay HIFSCO the entire fee regardless of HIFSCO's expenditures.

The above statement is materially false and misleading in that it fails to state that Hartford used 12b-1 fees to participate in "shelf-space programs" at Wells Fargo brokerages to provide kickbacks to Wells Fargo retail broker/dealers for directing their clients into Shelf-Space Funds. Additionally, the above statement is materially false and misleading for the following reasons:

(a) that investor assets were used to pay Wells Fargo to satisfy bilateral arrangements between the Shelf-Space Funds and Wells Fargo, such as the Platform Participants programs whereby the broker steered clients into the Shelf-Space Funds;

(b) that brokerage commissions over and above those allowed by Rule 12b-1 were used to pay for the Platform Participants program;

(c) that brokerage payments were directed to Wells Fargo to satisfy the "shelf-space" arrangements and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Defendants' Rule 12b-1 Plan; and

(d) that such revenue sharing payment created undisclosed conflicts of interest.

Defendants Were Misleading in Their Public Statements Regarding Brokers' Compensation

77. Both WF Investments and H.D. Vest's statements regarding revenue sharing arrangements and brokers' compensation were misleading. The website of both retail broker/dealers state that brokers do not receive "any portion of, or any additional compensation as a result of these payments or compensation arrangements." *See* Important Information About Mutual Funds, available at http://www.hdvest.com/investor-mutualfunds.html; and Wells Fargo Investments, LLC, An Investor Guide to Mutual Funds, June 2005, available at http://a248.e.akamai.net/7/248/1856/e41295a45abb78/www.wellsfargo.com/pdf/online_brokerage/mf_disc.pdf.

78. However, the NASD explicitly imposed a directed brokerage fine on H.D. Vest for reimbursing "brokers' expenses incurred in connection with certain firm training and educational conferences based, in part. on the brokers' sales of funds that participated in its preferred partner program -- instead of giving equal weight to the sales of all mutual funds, as required." *See* June 8, 2005 NASD Press Release.

Additional Scienter Allegations

79. As alleged herein, Defendants acted with scienter in that Defendants knew that the public statements issued or disseminated in the name of Shelf-Space Funds were materially false and misleading, knew that such statements would be issued or disseminated to the investing public, and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements as primary violations of the federal securities laws. As set forth elsewhere herein in detail, Defendants, by virtue of their knowledge of the true facts regarding the kickback scheme and improper influence exerted to push the Shelf-Space Funds on Wells Fargo clients, and their control over, and/or receipt and/or modification of Shelf-Space Funds' materially misleading omissions and misstatements and/or their associations with Wells Fargo which made them privy to confidential proprietary information concerning the Wells Fargo incentive scheme, culpably participated in the fraudulent scheme alleged herein. Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein.

Plaintiff And Other Members Of The Class Have Suffered Damages As A Result Of Defendant's Illegal And Improper Actions

80. As a result of Defendants' conduct alleged above, Plaintiff and the other members of the Class have suffered damages. The damages suffered by Plaintiff and the other members of the Class were a foreseeable consequence of Defendants' omissions and conduct, particularly in light of the fact that the net returns on the Shelf-Space Funds were diminished as a result of the improper kickbacks Wells Fargo broker/dealers took from the Shelf-Space Funds. Plaintiff and other members of the Class would not have purchased the Shelf-Space Funds, and paid the related commissions and fees associated with the Shelf-Space Funds, had they known of the illegal and improper practices the Defendants used to direct Plaintiff into the Shelf-Space Funds as alleged above. By investing in the Shelf-Space Funds, Plaintiff and other members of the Class received a return on their investment that was substantially less than the return on an investment they would have received had they invested the same dollars in a comparable fund. Alternatively, investors

could have invested fewer dollars in a non-Shelf-Space Fund to obtain a rate of return equal to or greater than that obtained at a higher price from the comparable Shelf-Space Fund.

81. Additionally, Plaintiff was deceived into buying shares of the Shelf-Space Funds at an artificially inflated value. Plaintiff accepted, as an integral aspect of a purchase of shares of the Shelf-Space Funds, that they would be required to pay fees and expenses against their ownership interests in the Shelf-Space Funds with the understanding that those charges were legitimate outlays for services that would benefit the mutual Fund and contribute positively to its value. In truth, a significant portion of those expenses was not being used to provide the services promised, but rather to increase the profits of Wells Fargo and its affiliates by financing the programs challenged in this lawsuit. As a result, the values of the Shelf-Space Funds were less than they appeared to be to the Plaintiff. Plaintiff and the other members of the Class have also suffered damages through commissions paid by Plaintiff and the other members of the Class for their purchase of shares of the Shelf-Space Funds. Had Plaintiff and the other members of the Class knew about the practices alleged above, Plaintiff and the other members of the Class would not have paid such commissions. Plaintiff's and the other members of the Class' damages as a result of the commissions they paid for shares of the Shelf-Space Funds were a foreseeable consequence of Defendants' failure to disclose.

THE WELLS FARGO FUNDS' INVESTMENT ADVISERS ENGAGED IN IMPROPER CONDUCT

Defendants Breached Their Duties By Charging Excessive Fees And Failing To Disclose These Practices

82. The fees charged to mutual fund investors should reflect the equivalent of fees that would have been within the bounds of arm's-length bargaining. Trustees are charged with the responsibility of negotiating the fees charged to the fund on behalf of the investors who, individually, are unable to negotiate such fees. At the same time, investment advisers and their affiliates have a fiduciary duty with respect to the fees that are charged to investors in that such fees must be reasonably related to the services provided and conflicts of interest must be disclosed.

83. Congress and the Supreme Court have recognized the potential conflicts of interest that exist in the mutual fund industry and created safeguards to protect investors. Congress adopted

Section 15(c) of the ICA which imposes upon Investment Advisers a duty to furnish shareholders with any information necessary to evaluate advisory contracts. Since it is difficult for investment advisers to be completely impartial toward clients, given their profitability goals, investment advisers are under a duty to disclose to clients all material information "which might incline an investment adviser – consciously or unconsciously – to render advice which is not disinterested." *SEC v. Capital Gains Research Bureau, Inc.*, 375 U.S. 180, 191-92 (1963). The Investment Adviser Defendants failed to adequately disclose to shareholders that fees were actually being used for the payment of kickbacks to brokers solely to benefit the Investment Adviser Defendants and the other Defendants, and that investors themselves did not receive any benefit therefrom. In fact, the inflated fees that the Investment Adviser Defendants charged the Funds and their investors were not reasonably related to services rendered and were therefore excessive.

84. Distributors, as affiliates of the investment advisers, also owe a fiduciary duty to investors with respect to the fees investors pay. Furthermore, the NASD has implemented additional regulations to prevent registered distributor broker/dealers (such as the Distributor Defendant here) from offering gifts or making directed brokerage payments to brokers on the condition of increasing sales of a mutual fund. In violation of the foregoing, the Distributor Defendant was the conduit for arrangement of the revenue sharing payments to brokers. For example, according to disclosures by Morgan Stanley, gross payments, asset payments and recordkeeping payments were made to brokers by the Distributor Defendant on behalf of the Wells Fargo Fund family in exchange for Shelf-Space. In exchange for sharing costs, Shelf-Space Funds receive enhanced access to WF Investments' sales force, and may interact with its broker/dealers during training events, conference calls and meetings. They also receive heightened visibility through the distribution of sales literature and newsletters, and by means of links, information and lists posted on WF Investments' intranet pages. *See* Wells Fargo Investments, LLC, An Investor Guide to Mutual Funds, June 2005. *Available at* http://a248.e.akamai.net/7/248/1856/e41295a45abb78/www.wellsfargo.com/pdf/online_brokerage/mf_disc.pdf.

The Excessive Fees At Issue

85. The fees at issue in this case include, without limitation, the investment adviser fees (including administrative fees), Rule 12b-1 fees (including service fees), and directors' fees paid by the Proprietary Funds. Investment adviser fees are calculated as a percentage of assets under management. As the fund assets increase, the dollar amount of such fees parallel this growth Rule 12b 1 permits a fund to pay "12b-1" distribution fees out of fund assets only if the fund has adopted a 12b-1 plan authorizing their payment. Distribution fees include fees paid for marketing and selling fund shares, such as compensation for brokers and others who sell fund shares, and payments for advertising, the printing and mailing of prospectuses to new investors and the printing and mailing of sales literature. The NASD has placed a 1% cap on the amount of 12b-1 fees that may be charged to a fund, and the Wells Fargo Defendants have often charged the maximum amount (1%) permissible. In this case, Defendants inflated the 12b-1 fees charged to investors so that they could use these excessive payments under the guise of 12b-1 fees as payments to brokers to push Wells Fargo Funds over other funds offered by the brokers.

86. Service fees are fees paid to persons to respond to investor inquiries and provide investors with information about their investments. Unlike distribution fees, a fund may pay shareholder service fees without adopting a 12b-1 plan. The NASD imposes an annual .25% cap on shareholder service fees (regardless of whether these fees are authorized as part of a 12b-1 plan).

87. "Soft Dollar" practices are arrangements under which products or services other than execution of securities transactions are obtained by an adviser from or through a broker/dealer in exchange for the direction by the adviser of client brokerage transactions to the broker/dealer. In other words, "commissions" payments may include payments for not only purchase and sales execution, but also for other specified services. The SEC has defined permissible payments to include payments for, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." 15 U.S.C. §78bb.

88. Soft Dollars are a way for mutual funds to get services without having to pay for them directly with cash. For example, with Soft Dollars, the mutual fund will pay in-kind (i.e., with Soft Dollars) by, inter alia, passing on business to the brokerage. With Soft Dollars, the expenses

are hidden in the trading costs. Wells Fargo's Soft Dollar payments at issue here were excessive because they were payments with no corresponding benefit (i.e., something for nothing). The payments were only made to help finance Wells Fargo's Shelf-Space agreements alleged herein, with no additional benefits accruing to the investors. As a result, there was a disproportionate relationship between the payments made and the services rendered.

89. Directed brokerage is the practice whereby investment advisers direct underlying portfolio securities transactions to broker/dealers that sell shares of the fund to remunerate brokers for pushing their funds instead of other fund companies' funds. This practice directly harms investors, especially where, as here, the fund is alleged to be "paying up," or trading securities at commission rates higher than the fund would otherwise pay if it were not indirectly paying for distribution through directing brokerage. Directed brokerage creates a material conflict of interest because the investment adviser has a strong incentive to use brokerage commissions to increase the size of its funds (thereby increasing management/advisory fees) and to avoid paying brokers out of its own assets. Directed brokerage may also be used to circumvent NASD rules on sales charges, undermining the protection afforded to investors under §22(b) of the ICA, which states that

> the price at which such security is offered or sold to the public shall not include an excessive sales load but shall allow for reasonable compensation for sales personnel, broker/dealers, and underwriters, and for reasonable sales loads to investors...

Id.

90. Revenue sharing occurs when the investment adviser or its affiliate makes cash payments to a broker/dealer in exchange for the broker/dealer pushing shares of that fund. Revenue sharing arrangements are problematic, *inter alia*, because plan providers cannot uphold their fiduciary responsibilities when they choose to include or exclude funds based solely on the fund's participation in a revenue sharing arrangement rather than based on the benefit to the participant. The SEC has stated that "[r]evenue sharing arrangements not only pose potential conflicts of interest, but also may have the indirect effect of reducing investors' returns by increasing the distribution-related costs incurred by funds. Even though revenue sharing is paid to broker/dealers

directly by fund investment advisers, rather than out of fund assets, it is possible that some advisers may seek to increase the advisory fees that they charge the fund to finance those distribution activities... Moreover, revenue sharing arrangements may prevent some advisers from reducing their current advisory fees." 69 Fed. Reg. 6438, 6411 n. 21 (February 10, 2004).

91. The Investment Adviser Defendants (along with the Distributor Defendant) secretly siphoned monies from the Funds and their investors in various forms, as described above and discussed further below, in order to pay for Shelf-Space at brokerage houses. The Wells Fargo Funds grew as a result and so did the management and 12b-1 asset-based fees paid to the Investment Adviser and Distributor Defendants. But the services being performed by the Investment Adviser and Distributor Defendants did not change, and economies of scale were not passed on to investors, resulting in the receipt of excessive fees from investors.

The Fees Charged Were Excessive and Not Related to the Services Provided

92. Defendants charged the Funds excessive investment adviser fees and 12b-1 fees that were not reasonably related to the services being provided. When examining the source of excessive fees, the legislative history of Section 36(b) states:

> It is noted ... that problems arise due to the economies of scale attributable to the dramatic growth of the mutual fund industry. In some instances these economies of scale have not been shared with investors. Recently there has been a desirable tendency of the part of some fund managers to reduce their effective charges as the fund grows in size. Accordingly, the best industry practice will provide a guide.

S. Rep. No. 91-184, at 5-6 (1969), reprinted in 1970 U.S. Code Cong. & Ad. News, at 4901-02.

93. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services. Defendants' incremental costs of providing advisory services to the Funds were nominal. The additional fees received by Defendants were disproportionate given that the nature, quality and level of the services remained the same. On a per share basis, it does not

cost more to manage additional assets in a growing fund because economies of scale occur on both the fund complex and portfolio level for various costs incurred. For example, many of the costs, such as the costs of research for a particular investment, remain fixed regardless of the amount of assets in a given fund devoted to that investment.

94. During the relevant time frame, the Proprietary Funds' assets managed by the Investment Adviser Defendant have grown dramatically, resulting in greatly increased advisory, 12b-1 and administrative fees. That immense growth of assets under management has also generated substantial economies of scale to the great benefit of the Investment Adviser and Distributor Defendants, which have not been passed on to the Proprietary Funds through lower fees. As has been noted, the mutual fund industry is a business in which economies of scale are present and are statistically significant. William Baunol, The Economics of Mutual Fund Markets: Competition Versus Regulation, 186, 190, Boston: Kluwer Academic (1990).

95. The economies of scale enjoyed by Defendants have not been shared with the Proprietary Funds or their investors. The Investment Adviser Defendant and Distributor Defendant, in charging fees to the Funds, failed to pass on the economies of scale they were realizing as the Funds grew. The Director Defendants ignored this failure and allowed the Investment Adviser and Distributor Defendants to continue to charge the Proprietary Funds excessive fees. As the SEC has made clear, "[i]f the fund or fund family is experiencing economies of scale, fund directors have an obligation to ensure that fund shareholders share in the benefits of the reduced costs by, for example, requiring that the adviser's fees be lowered, breakpoints be included in the adviser's fees, or that the adviser provide additional services under the advisory contract... If the fund or fund family is not experiencing economies of scale, then the directors may seek to determine from the adviser how the adviser might operate more efficiently in order to produce economies of scale as fund assets grow." SEC, Division of Investment Management: Report on Mutual Fund Fees and Expenses, at B1 (Dec. 2000) ("SEC Report on Mutual Fund Fees"), available at http://www.sec.gov/news/studies/feestudy.htm.

Excessive Investment Adviser Fees Were Improperly Used To Pay For Revenue Sharing

96. Defendants charged the Proprietary Funds and their investors inflated advisory fees to pay part of Defendants' revenue sharing agreements. These fees force Investment Advisory Defendants to keep fees high to pay for revenue sharing arrangements. The fees were not related to any services provided to investors, but solely to Investment Adviser Defendants. Furthermore, these fees should have been subject to Rule 12b-1 since they dealt with distribution. Advisory fees paid to an investment adviser with the intent of allocating a certain amount towards distribution practices, such as revenue sharing, where the investment adviser and its affiliates claim to make payments from their own profits, are regulated under Rule 12b-1 and Section 36(b). As the SEC explained, "Rule 12b-1 could apply . . . in certain cases in which the adviser makes distribution related payments out of its own resources.... 'if ***any allowance*** were made in the investment adviser's fee to provide money to finance distribution.'" *Investment Company Act of 1940 Rule 12b-1, 1998 SEC No-Act. Lexis 976, at *16 (citing Payment of Asset-Based Sales Loads By Registered Open-Ended Management Investment Companies*, Investment Company Act Release No. 16431, 1988 SEC LEXIS 1206 (June 13, 1988)) (emphasis added). Defendants paid for part of these revenue sharing arrangements through advisory fees to circumvent sales limits placed on distribution.

The Investment Adviser Defendants Used Rule 12b-1 Marketing Fees For Improper Purposes

97. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan and any related agreements must be approved by a vote of the majority of the board of Trustees; and the board of Trustees must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the Trustees "have a duty to request and evaluate, and any

person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The Trustees may continue the plan if the board of "directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and sections 36(a) and (b) [15 U.S.C. § 80a-35(a) and (b)] of the Act, that there is a reasonable likelihood that the plan will benefit the company and its shareholders." [Emphasis added.]

98. The exceptions to the Section 12b-1 prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Investment Adviser Defendants and Distributor Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

99. However, the purported Rule 12b-1 fees charged to the Funds' investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the Funds were marketed and the number of Fund investors increased, any potential economies of scale were not passed on to the Proprietary Funds' investors.

100. As fund assets increase, certain fixed costs remain the same, thereby reducing the overall costs per investor. Despite this fact, Defendants failed to impose 12b-1 breakpoints – i.e., reductions in 12b-1 fees – for payments that should not have increased as the size of the Fund assets increased.

101. This increase and/or constancy in fees while the net asset value plummeted, and the failure of the Investment Adviser to grant any 12b-1 breakpoints, illustrate that the distribution fees were excessive. The Wells Fargo Funds' marketing efforts were creating diminishing marginal returns under circumstances where increased Fund size correlated with reduced liquidity and Fund performance. Defendants failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments not only harmed existing Wells Fargo Fund investors, but

also were improperly used to induce brokers to breach their duties of loyalty to their prospective Proprietary Fund investors.

102. As discussed throughout this Complaint, in violation of Rule 12b-1, Defendants made and received additional undisclosed payments to their brokers in the form of excessive commissions that were not disclosed or authorized by the Funds' Rule 12b-1 Plan. Defendants wrongfully inflated advisory fees by shifting to the Funds or investors expenses which were the responsibility of the Adviser Defendants without any corresponding reduction in the advisory fees. This resulted in inflated advisory fees. As also summarized by the same Wells Fargo SAI:

> The Distributor may enter into selling agreements with one or more selling agents ... under which such agents may receive compensation for distribution-related services from the Distributor, including, but not limited to, commissions or other payments to such agents based on the average daily net assets of Fund shares attributable to their customers. The Distributor may retain any portion of the total distribution fee payable thereunder to compensate it for distribution-related services provided by it or to reimburse it for other distribution-related expenses.

Id.

103. The SAI states wrongful conduct, including their willful disregard of the opportunities for the Funds paid to the affiliated brokers, constitutes a breach of fiduciary duty to Wells Fargo Funds' investors.

Improper Use of Soft Dollars

104. Investment Advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that a fund manager shall not be deemed to have breached his fiduciary

duties "solely by reason of his having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting that transaction, if such person determined in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §78bb(e)(1) (Emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include any service that "provides lawful and appropriate assistance to [the] money manager in performance of his investment decision making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "soft dollars."

105. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor by routinely using soft dollars as excessive commissions to pay brokers to push clients into the Shelf-Space Funds. The Investment Adviser Defendants used soft dollars to pay for these excessive commissions that served as kickbacks to brokers, thus charging the Wells Fargo Fund investors for costs not covered by the Section 28(e) safe harbor and that were in violation of the Investment Advisers' fiduciary duties.

106. As a result, the amounts paid for so-called "research" were expenses that were unnecessary for management of the Wells Fargo Funds' investments because the real purpose of such payments was to improperly increase sales of shares of the Wells Fargo Funds. Alternatively, if such fees were necessary, the Investment Advisers were improperly inflating their management fees for "research" that had already been conducted and was not effective.

<u>The Improper Use of Excessive Commissions and Directed Brokerage Business</u>

107. The Investment Adviser Defendants and Distributor Defendants used excessive commissions and directed brokerage business to compensate broker/dealers who steered their clients into Wells Fargo Funds as part of quid pro quo Shelf-Space arrangements between Wells Fargo and various brokerages. Such payments and directed brokerage payments were used to fund sales contests and other undisclosed financial incentives to further push Wells Fargo Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients into Wells

Fargo Funds regardless of the Funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty.

108. In addition to corroding the broker-investor relationship, Defendants' misuse of directed brokerage commissions to pay for the Shelf-Space arrangements decreased the transparency of the Fund costs to advisers. Monies spent through directed brokerage do not show up as expenses, but are merely reflected as a decrease in investors' returns. The opaqueness of this form of payment also allowed the Investment Adviser and Distributor Defendants a way to circumvent 12b-1 fee limits placed by the NASD.

109. By paying the excessive commissions and directing brokerage business to participate in Shelf Space programs, the Investment Adviser Defendants and Distributor Defendant violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

<u>**Actions Against Other Mutual Fund Advisers/Distributors/Affiliates**</u>

110. In actions to date involving Massachusetts Financial Services, Co., Franklin Templeton Distributors, Inc., Putnam Investment Management, LLC, American Funds Distributors, Inc., OppenheimerFunds, Inc. and OppenheimerFunds Distributor, Inc., as well as PIMCO Funds' PA Fund Management LLC, PEA Capital LLC and PA Distributors LLC, the SEC (along with other regulators) has condemned the revenue sharing and directed brokerage practices at issue in this Complaint, stating that they create insurmountable, undisclosed conflicts of interest in violation of the securities laws.

111. As established in a recent Administrative Proceeding against Massachusetts Financial Services, Inc. ("MFS") for similar practices complained of herein:

> **MFS Did Not Adequately Disclose to MFS Shareholders that it Allocated Fund Brokerage Commissions to Satisfy Strategic Alliances.**
>
> * * *
>
> Specifically, Item 16(c) of the Form N-1A requires a description in the SAI of "how the Fund will select brokers to effect securities

> transactions for the Fund" and requires that "[i]f the Fund will consider the receipt of products or services other than brokerage or research services in selecting brokers, [the Fund should] specify those products or services."
>
> * * *
>
> **The SAIs did not adequately disclose to shareholders that MFS had entered into bilateral arrangements in which it agreed to allocate specific negotiated amounts of fund brokerage commissions, subject to best execution, to broker/dealers for "shelf space" or heightened visibility within their distribution systems.**

See March 31, 2004 SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings and Imposing Remedial Sanctions against MFS, File No. 3-11450, *available at* http://www.sec.gov/litigation/admin/ia-2224.htm. (Emphasis added.)

112. On September 15, 2004, mutual fund advisor PIMCO and its affiliates entered into a settlement with the SEC. Similar to the allegations in this Complaint against Fidelity, the SEC charged PIMCO entities with failing to disclose their use of directed brokerage to pay for "shelf space" at brokerage firms. The SEC press release stated:

> The Securities and Exchange Commission announced today a settled enforcement action against the investment adviser, sub-adviser, and principal underwriter and distributor for the PIMCO Funds Multi-Manager Series funds (the PIMCO MMS Funds). The suit charges the entities with **failing to disclose to the PIMCO MMS Funds' Board of Trustees and shareholders material facts and conflicts of interest that arose from their use of directed brokerage on the PIMCO MMS Funds' portfolio transactions to pay for "shelf space" arrangements with selected broker/dealers.**
>
> * * *

> Stephen M. Cutler, Director of the SEC's Division of Enforcement, stated, "An investment adviser's undisclosed use of mutual fund assets to defray the adviser's, or an affiliated distributor's, own marketing expenses is a breach of the adviser's duty. Our action today — like the action brought by the Commission against Massachusetts Financial Services Company some six months ago — demonstrates the Commission's resolve to ensure that mutual fund shareholders know how their money is being spent."

See Press Release, U.S. Securities and Exchange Commission, SEC Charges PIMCO Entities with Failing to Disclose Their Use of Directed Brokerage to Pay for Shelf Space at Brokerage Firms (Sept. 15, 2004) (on file with author), *available at* http://www.sec.gov/news/press/2004-130.htm (emphasis added).

113. On December 13, 2004, the SEC announced a settlement of charges against mutual fund investment adviser Franklin Advisers, Inc. and Franklin Templeton Distributors (collectively "Franklin") "alleging that Franklin, without proper disclosure, used fund assets to compensate brokerage firms for recommending the Franklin Templeton mutual funds over others to their clients." The SEC press release continued:

> This practice is known as compensating brokerage firms for "shelf space." As part of the settlement, Franklin agreed to pay $1 in disgorgement and a $20 million penalty as well as undergo certain compliance reforms.
>
> * * *
>
> The use of brokerage commissions to compensate brokerage firms for marketing created a conflict of interest between FA and the funds because FA benefited from the increased management fees resulting from increased fund sales. Mutual funds that follow this practice of using brokerage commissions for marketing have an incentive to do their fund portfolio trading through brokerage firms that might not be

> the best choice for fund shareholders. FA was required, but failed, to disclose adequately the arrangements to the boards so they could approve this use of fund assets, and to shareholders so they could be informed when making investment decisions.

See Press Release, U.S. Securities and Exchange Commission, Franklin Advisers and Franklin Templeton Distributors to Pay $20 Million to Settle Charges Related to Use of Brokerage Commissions to Pay for Shelf Space (Dec. 13, 2004) (on file with author), *available at* http://www.sec.gov/news/press/2004-168.htm.

114. Further illustrating that the NASD views directed brokerage payments as improper, a February 16, 2005 press release regarding the NASD's filing of a complaint against American Funds Distributors states:

> American Funds Distributors, Inc. [ ] violat[ed] NASD's Anti-Reciprocal Rule by directing approximately $100 million in brokerage commissions over a three-year period to about 50 brokerage firms that were the top sellers of American Funds.
>
> * * *
>
> The commissions were payments for executing trades for the American Funds' portfolio that were directed to the brokerage firms as additional compensation for past sales of American Funds, and to ensure that American Funds would continue to receive preferential treatment at those firms.
>
> * * *
>
> "Prior cases in this area have focused on retail firms that received directed brokerage payments from mutual fund companies in exchange for giving preferential treatment to their funds," said NASD Vice Chairman Mary L. Schapiro. ***"Today's action makes clear that it is just as impermissible to offer and make such payments as it is to receive them."***

See News Release, NASD Press Room, NASD Charges American Fund Distributors, Inc. With Arranging $100 Million in Directed Brokerage Commissions for Top Sellers of American Funds (Feb. 16, 2005) (on file with author), *available at* http://www.nasd.com/web/idcplg?IdcService=SS_GET_PAGE&ssDocName=NASDW_013358 (emphasis added).

115. In the September 14, 2005 settlement with the SEC of charges against mutual fund investment adviser OppenheimerFunds, Inc. ("OFI") and OppenheimerFunds Distributor, Inc. ("OFDI") (collectively, "Oppenheimer"), which alleged that Oppenheimer used brokerage commissions on trades executed for Oppenheimer funds to reduce the revenue sharing obligations it had with certain broker/dealers, the SEC noted that:

> By using Fund assets in the form of brokerage commissions, OFI and OFDI avoided having to expend their own assets to meet revenue sharing obligations … [Oppenheimer] failed to inform the Funds' shareholders in the Funds' prospectuses or Statements of Additional Information ("SAIs") that OFI and OFDI used the Funds' assets to reduce OFDI's revenue sharing obligations.
>
> * * *
>
> OFI, as a fiduciary, had a duty to disclose conflicts of interest to the Fund Boards and to disclose material information that would expose the actual and potential conflicts of interest it faced relating to the use of Fund assets in connection with revenue sharing arrangements.

See September 14, 2005 SEC Order Instituting Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions against Oppenheimer Funds Inc., File No. 3-12038 ("Oppenheimer SEC Order"), *available at* http://www.sec.gov/litigation/admin/34-52420.pdf (emphasis added).

116. The actions of the Wells Fargo Defendants described herein are no different from those already condemned by the SEC and others.

Defendants' Wrongdoing Directly Impacted Plaintiff and the Class

117. A mutual fund company is very different from a traditional corporation, in that a mutual fund is:

> a "mere shell," **a pool of assets** consisting mostly of portfolio securities that **belongs to the individual investors** holding shares in the fund. The management of this asset pool is largely in the hands of an investment adviser, an independent entity which generally organizes the fund and provides it with investment advice, management services, and office space and staff....

Moses v. Black, No. 78-1913, 1981 U.S. Dist. LEXIS 10870, at *8 (S.D.N.Y. Feb. 3, 1981) (emphasis added).

118. Unlike the situation in regard to a traditional corporation, if those in charge of a mutual fund engage in wrongful activities negatively impacting the mutual fund, investors are directly impacted because a mutual fund is nothing more than a collection of the investors' money. When a cost is imposed on a traditional corporation, that cost impacts the NAV of the corporation, but it does not necessarily impact the market price of the corporation's shares. Thus, there is no direct impact of those costs on the shareholder. In contrast, costs imposed on a mutual fund directly reduce the price at which the fund's shares are bought and sold, and do directly and immediately impact fund shareholders.

119. Unlike a traditional corporation, mutual fund shares do not trade at a price set by a public market. Rather, they are bought from the fund and sold back to the fund at NAV of the fund per share. Open-end mutual funds such as the Wells Fargo Funds are required to issue "redeemable securities," which are defined as "any security . . . under the terms of which the holder, upon its presentation to the issuer . . . is entitled . . . to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof." 15 U.S.C. § 80a-2(a)(32). The value of an investor's mutual fund is determined by subtracting a fund's liabilities from its assets to arrive at the fund's NAV. The excessive fees and charges at issue here immediately reduced the Funds'

NAV per share, decreasing the amount at which each shareholder is entitled to redeem his or her shares. This has a direct impact on shareholders.

120. The SEC has also acknowledged that the improper use of 12b-1 fees, directed brokerage and revenue sharing harms fund shareholders directly, noting that:

> Foregoing an opportunity to seek lower commission rates, to use brokerage to pay custodial, transfer agency and other fund expenses, or to obtain any available cash rebates, *is a real and meaningful cost to fund shareholders*.
>
> * * *
>
> We believe that the way brokerage has been used to pay for distribution involves unmanageable conflicts of interest that may harm funds and fund shareholders.

Prohibition on the Use of Brokerage Commissions to Finance Distribution, SEC Release No. IC-26356, 2004 SEC LEXIS 418, at *20-21 (Feb. 24, 2004) (emphasis added).

<u>The Excessive Fees Charged Are Material</u>

121. Although the various fees charged mutual fund investors may seem small per each individual investor, mutual funds are long-term investment vehicles, whose compounded expenses can have a significant impact on returns. Approximately 98% of mutual fund shareholders say their investments constitute long-term savings and about 77% cite retirement savings as their primary financial goal. David J. Carter, *Mutual Fund Board and Shareholder Action, Villanova Journal of Law and Investment Management*, Vol. 3, No.1, pg. 8.

122. Arthur Levitt, past Chairman of the SEC, has observed this and is critical of what he calls the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can, over time, create such drastic erosion in returns ... In the years ahead, what will mutual fund investors say if

> they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2000).

123. As noted by Representative Richard Baker (R-La.)., the chairman of the House subcommittee on capital markets, "The majority of investors work 40 to 60 hours a week, check off a box and send their money into a black hole ... With more unsophisticated people involved in this market than ever, we need better disclosure." Neil Weinberg and Emily Lambert, The Great Fund Failure, Forbes.com, September 15, 2003, http://www.forbes.com/personalfinance/retirement/forbes/2003/0915/176.html. The fees will differ among investors because the Fund offers multiple classes of shares. Each Class represents a pro rata interest in the Fund but is subject to different expenses. The fees essentially get passed through to the investor in varying amounts depending on which class of share he or she is invested in.

CLASS ACTION ALLEGATIONS

124. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class of all persons or entities who held shares or like interests in any of the Shelf-Space Funds between June 30, 2000 and June 8, 2005, inclusive, and who were damaged thereby. Excluded from the class are Defendants, members of their immediate families and their legal representatives, heirs, successors, or assigns and any entity in which Defendants have or had a controlling interest (the "Class").

125. The Class is divided into the following subclasses:

> The Purchasers Subclass: This Class includes all persons or entities who purchased shares or like interests of any of the Shelf-Space Funds at any time during the Class Period (the "Purchasers Subclass").

The Holders Subclass: This subclass includes all persons or entities who held shares or like interests of any of the Wells Fargo Funds at any time during the Class Period (the "Holders Subclass").

126. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed class. Record owners and other members of the Class may be identified from records maintained by the Shelf-Space Funds and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal securities laws that is complained of herein.

127. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

128. Whether the federal securities laws were violated by Defendants' acts as alleged herein; and

129. To what extent the members of the Class have sustained damages and the proper measure of such damages.

130. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SECURITIES ACT CLAIMS

COUNT I

ON BEHALF OF THE PURCHASERS SUBCLASS AGAINST WELLS FARGO FOR VIOLATION OF SECTION 12(A)(2) OF THE SECURITIES ACT

131. Members of the Purchasers Subclass repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, members of the Purchasers Subclass expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

132. This claim is brought pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77l(a)(2), on behalf of the Purchasers Subclass against Wells Fargo for Wells Fargo's failure to disclose sales practices that created an insurmountable conflict-of-interest.

133. Wells Fargo was the seller, or the successor in interest to the seller, within the meaning of the Securities Act, for one or more of the Shelf-Space Fund shares sold to members of the Purchasers Subclass because it either: (a) transferred title of shares of the Shelf-Space Funds to members of the Purchasers Subclass; (b) transferred title to shares of the Shelf-Space Funds to the Shelf-Space Funds distributors that in turn sold shares of the Shelf-Space Funds as agents for the Shelf-Space Funds; and/or (c) solicited the purchase of shares of the Shelf-Space Funds by members of the Purchasers Subclass.

134. During its sale of the Shelf-Space Funds to members of the Purchasers Subclass, Wells Fargo broker/dealers failed to disclose the directed brokerage and other improper inducements alleged herein that its firm and brokers received. These inducements created an insurmountable conflict of interest. Wells Fargo also caused to be issued to members of the Purchaser Subclass the Prospectuses that failed to disclose that fees and commissions from the Shelf-Space Funds would be used to pay brokers for directing investors into the Shelf-Space Funds.

135. As set forth herein, when they became effective, all Shelf-Space Funds' Prospectuses were misleading as they omitted the following material facts:

(a) that the Investment Advisers to the Shelf-Space Funds authorized the payment from fund assets of excessive commissions to broker/dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Advisers to the Shelf-Space Funds directed brokerage payments to firms that favored the Shelf-Space Funds, which was a form of marketing that was not disclosed in or authorized by the Funds Rule 12b-1 plans;

(c) that the Shelf-Space Funds' Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plans were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Shelf-Space Funds' directors and trustees and there was not a reasonable likelihood that the plans would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to the Shelf-Space Funds, the Investment Advisers to the Shelf-Space Funds were knowingly aiding and abetting a breaches of fiduciary duty, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the Shelf-Space Funds to new investors were not passed on to the Shelf-Space Funds investors; on the contrary, as the Shelf-Space Funds grew, fees charged to the Shelf-Space Funds investors continued to increase; and

(f) that the Investment Advisers to the Shelf-Space Funds improperly used soft dollars and excessive commissions, paid from the Shelf-Space Funds assets, to pay for overhead expenses the cost of which should have been borne by the Investment Advisers to the Shelf-Space Funds and not the Shelf-Space Funds investors.

(g) Members of the Purchasers Subclass have sustained damages due to Wells Fargo's violations.

136. At the time they purchased the Shelf-Space Funds shares traceable to the defective Prospectuses, members of the Purchasers Subclass were without knowledge of the facts concerning the material omissions alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT II

AGAINST ADVISER DEFENDANTS AND TRUSTEE DEFENDANTS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

137. Plaintiff repeat and reallege each and every allegation contained above, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

138. This claim is brought pursuant to Section 15 of the Securities Act against Wells Fargo as control persons of the Shelf-Space Funds. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the prospectuses, public filings, press releases and other publications are the collective actions of Wells Fargo.

139. Each of the Adviser is liable under Section 15 of the Securities Act as set forth herein.

140. Each of Defendants was a "control person" of the Adviser Defendants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over the Wells Fargo Shelf-Space Funds. They, directly and indirectly, had and exercised the power and authority to cause the Wells Fargo Advisor to engage in the wrongful conduct complained of herein. Wells Fargo Investment Advisers and Trustees issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the prospectuses.

141. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Defendants are liable to Plaintiff to the same extent as are the Adviser and Trustee Defendants for their primary violations of Section 15 of the Securities Act.

142. By virtue of the foregoing, Plaintiff and other Class members are entitled to damages against Wells Fargo.

COUNT III

EXCHANGE ACT CLAIMS
FRAUD-ON-THE MARKET ALLEGATIONS

143. At all relevant times, the market for the Shelf-Space Funds was efficient for, *inter alia*, the following reasons:

(a) The Shelf-Space Funds met the requirements for listing, and were listed and actively traded through a highly efficient and automated market;

(b) Regulated entitles, periodic public reports concerning the Shelf-Space Funds were regularly filed with the SEC;

(c) Persons associated with the Shelf-Space Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The Shelf-Space Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

144. As a result of the foregoing, the market for the Shelf-Space Funds promptly digested current information regarding the Shelf-Space Funds from all publicly available sources and reflected such information in the respective value for the Shelf-Space Funds as well as the market trend and demand for the shares of the Shelf-Space Funds. Investors who purchased or otherwise acquired shares or interests in the Shelf-Space Funds relied on the integrity of the market for such

securities. Under the circumstances, all purchasers of the Shelf-Space Funds during the Class Period suffered similar injury through their purchase or acquisition of the Shelf-Space Funds at a value that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

COUNT IV

AGAINST ALL DEFENDANTS FOR VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10B-5 PROMULGATED THEREUNDER

145. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for claims brought pursuant to the Securities Act.

146. During the Class Period, each of the Defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and other Class members, as alleged herein and caused Plaintiff and other members of the Class to purchase Shelf-Space Funds at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

147. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of conduct which operated as a fraud and deceit upon the purchasers of the Shelf-Space Funds, including Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative tactics by which they wrongfully distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All Defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

148. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Shelf-Space Funds' operations, as specified herein.

149. Defendants employed devices and artifices to defraud and engaged in a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from excess fees and commissions paid to them as a result of its undisclosed competitions to peddle the Shelf-Space Funds and thereby engaged in transactions, practices and a course of conduct which operated as a fraud and deceit upon Plaintiff and members of the Class.

150. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

151. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of the Shelf-Space Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of the fact that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiff and the other members of the Class acquired the shares or interest in the Shelf-Space Funds during the Class Period at distorted prices and were damaged thereby.

152. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and other members of the Class known the truth concerning the Shelf-Space Funds' operations, which Defendants did not disclose, Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares during the Class Period, they would not have done so at the distorted prices which they paid.

153. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

154. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases and acquisitions of Shelf-Space Funds during the Class Period.

COUNT V

ON BEHALF OF THE PURCHASERS SUBCLASS AGAINST WELLS FARGO FOR VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 PROMULGATED THEREUNDER

155. Members of the Purchasers Subclass repeat and reallege each and every allegation contained above as if fully set forth herein except for claims brought pursuant to the Securities Act.

156. During the Class Period, Wells Fargo retail broker/dealers carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period did deceive the investing public, including members of the Purchasers Subclass as alleged herein, and caused members of the Purchasers Class to purchase shares of the Shelf-Space Funds and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, Wells Fargo took the actions set forth herein.

157. Wells Fargo retail broker/dealers: (i) employed devices, schemes, and artifices to defraud; and (ii) engaged in acts, practices, and a course of conduct which operated as a fraud and deceit upon the purchasers of the Shelf-Space Funds, including members of the Purchasers Subclass, in an effort to enrich themselves through undisclosed manipulative tactics by which they wrongfully distorted the value and market trends of the Shelf-Space Funds in violation of Section 10(b) of the Exchange Act and Rule 10b-5. Wells Fargo broker/dealers are sued as the primary participant in the wrongful and illegal conduct and scheme charged herein.

158. Wells Fargo broker/dealers, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about Wells Fargo retail broker/dealers and the Shelf-Space Funds' operations, as specified herein.

159. Wells Fargo employed devices and artifices to defraud and engaged in a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from excessive fees and commissions as a result of the undisclosed sales practices to peddle the Shelf-Space Funds alleged

above and thereby engaged in transactions, practices and a course of conduct which operated as a fraud and deceit upon members of the Purchasers Subclass.

160. The members of the Purchasers Subclass reasonably relied upon the integrity of the market in which the Shelf-Space Funds traded.

161. Members of the Purchasers Subclass were ignorant of Wells Fargo's fraudulent scheme. Had members of the Purchasers Subclass known of Wells Fargo' unlawful scheme, they would not have purchased or otherwise acquired shares of the Shelf-Space Funds or if they had, they would not have purchased or otherwise acquired them at the artificial prices they paid for such securities.

162. Members of the Purchasers Subclass were injured because the risks that materialized were risks of which they were unaware, which resulted from Wells Fargo' scheme to defraud as alleged herein. Absent Wells Fargo' wrongful conduct, members of the Purchasers Subclass would not have been injured.

163. By virtue of the foregoing, Wells Fargo violated Section 10(b) of the Exchange Act and Rule 10b-5(a) and (c) promulgated thereunder.

164. As a direct and proximate result of Wells Fargo' wrongful conduct, members of the Purchasers Subclass suffered damages in connection with their purchases and acquisitions of the Shelf-Space Funds during the Class Period.

COUNT VI

AGAINST ALL DEFENDANTS FOR VIOLATIONS OF SECTION 20(a) OF THE EXCHANGE ACT

165. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for claims brought pursuant to the Securities Act.

166. This claim is brought pursuant to Section 20(a) of the Exchange Act against Defendants.

167. Each of Defendants acted as a controlling person of the Shelf-Space Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Shelf-Space Funds' respective businesses and

systematic involvement in the fraudulent scheme alleged herein, Defendants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Shelf-Space Funds, including the content and dissemination of the various statements which Plaintiff contends are false and misleading. Defendants had the ability to prevent the issuance of the statements alleged to be false and misleading or could have caused such statements to be corrected.

168. In particular, each of Defendants had direct and supervisory involvement in the operations of the Shelf-Space Funds and, therefore, is presumed to have had the power to control or influence the particular transaction giving rise to the securities violations as alleged herein, and to have exercised same.

169. As set forth above, Defendants and the Shelf-Space Funds each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of the Defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of Shelf-Space Funds securities during the Class Period.

ICA CLAIMS

COUNT VII

AGAINST THE INVESTMENT ADVISER DEFENDANTS, DISTRIBUTOR DEFENDANTS AND TRUSTEE DEFENDANTS PURSUANT TO SECTION 36(B) OF THE ICA DERIVATIVELY ON BEHALF THE PROPRIETARY FUNDS

170. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

171. This Count is brought by the Class against the Distributor Defendant and the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

172. The Distributor Defendant and the Investment Adviser Defendants had a fiduciary duty to the Funds and the Class with respect to the receipt of compensation for services and of

payments of a material nature made by and to the Distributor Defendant, the Investment Adviser Defendants, and the Trustee/Officer Defendants.

173. The Distributor Defendant and the Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the Funds purported Rule 12b-1 marketing fees. Furthermore, these Defendants improperly failed to disclose to investors the conflicts of interest regarding fee arrangements, which harmed Plaintiff. These Defendants caused the Funds and their investors to pay inflated commissions (including soft dollar payments) and recouped from the Funds and their investors, through management and other fees, the cost of any revenue sharing payments purportedly made from adviser or distributor assets. These Defendants also charged excessive advisory fees under 36(b) because they improperly inflated management fees and shifted expenses from the Investment Advisers to the Funds investors without a corresponding reduction in their management fees to reflect that shift in expense.

174. By reason of the conduct described above, the Distributor Defendants and the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

COUNT VIII

ON BEHALF OF THE HOLDERS SUBCLASS AGAINST WELLS FARGO (AS CONTROL PERSON OF THE DISTRIBUTOR DEFENDANT) AND THE INVESTMENT ADVISER DEFENDANTS AND WELLS FARGO-AG (AS A CONTROL PERSON OF THE INVESTMENT ADVISER DEFENDANTS) FOR VIOLATION OF SECTION 48(A) OF THE ICA ON BEHALF OF THE HOLDERS SUBCLASS

175. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

176. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Wells Fargo as control person of the Distributor Defendant and the Investment Adviser Defendants as a control person of the Investment Adviser Defendants, who caused the Distributor Defendant and the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein.

177. The Distributor Defendant and Investment Adviser Defendants are liable under Section 36(b) of the Investment Company Act to the Funds as set forth herein.

178. Wells Fargo was a "control person" of the Distributor Defendant and the Investment Adviser Defendants and caused the violations complained of herein. Princeton Services was a "control person" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants and/or Distributor Defendant – Wells Fargo, directly and indirectly, had the power and authority, and exercised the same, to cause the Distributor Defendant and/or the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

179. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Wells Fargo is liable to Plaintiff to the same extent as are the Distributor Defendant and the Investment Adviser Defendants for their primary violations of Section 36(b) of the Investment Company Act.

180. By virtue of the foregoing, the Funds, Plaintiff and other Class members are entitled to damages against Wells Fargo.

COUNT IX

ON BEHALF OF THE HOLDERS SUBCLASS AGAINST THE INVESTMENT ADVISER DEFENDANTS FOR BREACH OF FIDUCIARY DUTY

181. Members of the Holders Subclass repeat and reallege each of the preceding allegations as though fully set forth herein.

182. As Advisers to the Wells Fargo Funds, the Investment Adviser Defendants were fiduciaries to members of the Holders Subclass and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

183. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to members of the Holders Subclass.

184. Members of the Holders Subclass have been injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

185. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of members of the Holders Subclass, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT X

CLAIM OF UNJUST ENRICHMENT AGAINST WELLS FARGO ON BEHALF OF THE HOLDER SUBCLASS

186. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that Plaintiff does not repeat and reallege in this Count any allegations of deception by Defendants. The wrongdoing complained of in this Count is limited to the wrongful payment of excessive fees and commissions, without regard to any deception.

187. Defendants have encouraged members of the Holders Subclass to hold shares in the Shelf-Space Funds based on its own bad faith, conflicts of interest and personal interests rather than in furtherance of its fiduciary duties owed to members of the Holders Subclass. By receiving and retaining the secret kickbacks alleged herein, Defendants have unjustly profited from their conflicts of interest. Defendants may not in good conscience and equity retain the benefits from their wrongful conduct and those profits belong instead to members of the Holders Subclass. Accordingly, Wells Fargo must disgorge all amounts so wrongfully and unjustly obtained.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff pray for relief and judgment as follows:

(a) Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding Plaintiff and other members of the Class rescission of their contracts with the Advisers, including recovery of all fees which would otherwise apply and recovery of all fees paid to the Advisers pursuant to such agreements;

(d) Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(e) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: November 5, 2005

GUTRIDE SAFIER LLP

By: [signature]
Adam Gutride (181446)
Seth A. Safier (197427)
835 Douglass Street
San Francisco, California 94119
Telephone: (415) 336-6545
Facsimile: (415) 876-4345

Plaintiff's Local Counsel

MILBERG WEISS BERSHAD & SCHULMAN LLP
Steven G. Schulman
Jerome M. Congress
Kim E. Miller (178370)
Michael R. Reese (206773)
One Pennsylvania Plaza
New York, NY 10119-0165
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

STULL STULL & BRODY
Jules Brody
Mark Levine
6 East 45th Street
New York, New York 10017
Telephone: (212) 687-7230
Facsimile: (212) 490-2022

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
Telephone: (410) 332-0030
Facsimile: (410) 685-1300

Attorneys for Plaintiff

PLAINTIFF'S CERTIFICATION - Wells Fargo Mutual Fund Securities Litigation

McDaniel Family Trust dated 12/11/90 ("Plaintiff") declares under penalty of perjury, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint and authorized its filing.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary, and Plaintiff is willing to serve as a lead plaintiff either individually or as part of a group, a lead plaintiff being a representative party who acts on behalf of other class members in directing the action. Plaintiff's transactions during the Class Period (June 30, 2000-June 8, 2005) are as set forth on the attached Schedule of Transactions.

4. Plaintiff's transactions during the Class Period (June 30, 2000-June 8, 2005) are as set forth on the attached Schedule of Transactions.

5. During the three years prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class under the federal securities laws.

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court. Plaintiff understands that this is not a claim form, and that Plaintiff's ability to share in any recovery as a member of the class is unaffected by Plaintiff's decision to serve as a representative party.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 20th day of October 2005.

Arthur McDaniel

Arthur McDaniel, Trustee

Florence McDaniel

Florence McDaniel, Trustee

Schedule A
Arthur&Florence Mcdaniel TTEES McDaniel Family Trust Transaction(s) in Wells Fargo MUTUAL FUNDS

Ticker		Purchase(s): Date	Shares	Price
FKINX	Franklin Income Fund Class A	07/08/03	45,065.217	2.3000
MIGBX	Massachusetts Invetstors Growth Fund Class B	10/03/00	2,393.490	20.8900
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/18/00	604.577	16.1400
MIGBX	Massachusetts Invetstors Growth Fund Class B	09/10/03	519.174	14.2300
MFBBX	MFS BD Fund Class B	12/24/01	1,594.639	12.3100
MFBBX	MFS BD Fund Class B	01/03/02	1.823	12.3500
MFBBX	MFS BD Fund Class B	02/04/02	7.063	12.3600
MFBBX	MFS BD Fund Class B	03/04/02	7.292	12.4000
MFBBX	MFS BD Fund Class B	04/02/02	7.560	12.1000
MFBBX	MFS BD Fund Class B	05/02/02	7.544	12.2300
MFBBX	MFS BD Fund Class B	06/04/02	7.655	12.2700
MFBBX	MFS BD Fund Class B	07/02/02	7.785	12.1600
MFBBX	MFS BD Fund Class B	08/02/02	7.838	12.1000
MFBBX	MFS BD Fund Class B	09/04/02	7.752	12.2900
MFBBX	MFS BD Fund Class B	10/02/02	7.712	12.4400
MFBBX	MFS BD Fund Class B	11/04/02	7.736	12.2200
MFBBX	MFS BD Fund Class B	12/03/02	7.581	12.3400
MFBBX	MFS BD Fund Class B	01/03/03	7.413	12.6000
MFBBX	MFS BD Fund Class B	02/04/03	7.308	12.5900
MFBBX	MFS BD Fund Class B	03/04/03	7.100	12.7700
MFBBX	MFS BD Fund Class B	04/02/03	7.122	12.7600
MFBBX	MFS BD Fund Class B	05/02/03	7.024	12.9900
MFBBX	MFS BD Fund Class B	06/03/03	6.897	13.2600
MFBBX	MFS BD Fund Class B	07/02/03	6.782	13.2200

Ticker		Sales(s): Date	Shares	Price
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/24/01	1,969.900	11.9600
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/24/01	1,969.900	11.9600
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/24/01	1,641.304	11.9600
MIGBX	Massachusetts Invetstors Growth Fund Class B	03/07/05	517.908	11.2100
MIGBX	Massachusetts Invetstors Growth Fund Class B	03/07/05	517.000	11.2100
MFBBX	MFS BD Fund Class B	09/08/03	576.000	12.7900
MFBBX	MFS BD Fund Class B	09/08/03	576.000	12.7900
MFBBX	MFS BD Fund Class B	09/08/03	577.626	12.7900

MILBERG WEISS BERSHAD
& SCHULMAN LLP
Steven G. Schulman (admitted *pro hac vice*)
Jerome M. Congress (admitted *pro hac vice*)
Janine L. Pollack (admitted *pro hac vice*)
Kim E. Miller (State Bar No. 178370)
Michael R. Reese (State Bar No. 206773)
One Pennsylvania Plaza
New York, New York 10119-0165
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

Proposed Plaintiffs' Lead Counsel

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

THE MCDANIEL FAMILY TRUST, Individually And On Behalf Of ALL OTHERS SIMILARLY SITUATED, Plaintiff, vs. WELLS FARGO & COMPANY, WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT INCORPORATED, H.D.VEST INVESTMENT SERVICES, STEPHENS INC., SEI INVESTMENTS DISTRIBUTION COMPANY, WELLS FARGO FUNDS TRUST, and WELLS FARGO INVESTMENTS, LLC, Defendants.	Case No.: 3:05-CV-4518 (WHA) DECLARATION OF MICHAEL R. REESE IN SUPPORT OF THE CORRECTED REVISED MOTION TO APPOINT RONALD SIEMERS AS LEAD PLAINTIFF AND APPROVAL OF LEAD PLAINTIFF'S SELECTION OF LEAD COUNSEL Date: February 23, 2006 Time: 2:00 p.m. Court Room: 9, 19th Floor Judge: Honorable William H. Alsup

I, Michael R. Reese, hereby declare as follows:

1. I am a member of the law firm of Milberg Weiss Bershad & Schulman LLP ("Milberg Weiss"). I submit this declaration in support of the Corrected Revised Motion To Appoint Ronald Siemers As Lead Plaintiff And Approval Of Lead Plaintiff's Selection Of Lead Counsel.

2. Attached hereto as Exhibit A is a true and accurate copy of the Declaration of Marc Vellrath, Ph.D, CFA, dated February 21, 2006.

3. Attached hereto as Exhibit B is a true and accurate copy of the PSLRA notice published by the plaintiff in the above-captioned action on *PR Newswire* on November 11, 2005.

4. Attached hereto as Exhibit C is a true and accurate copy of Ronald Siemers's PSLRA certification, including a revised Schedule A.

5. Attached hereto as Exhibit D is a true and accurate copy of the firm resume of Milberg Weiss.

6. Attached hereto as Exhibit E is a list of the mutual fund cases being litigated by Milberg Weiss.

I declare under penalty of perjury under the laws of the United States of America that the foregoing is true and correct. Executed February 21, 2006 in New York, New York.

/s/ Michael R. Reese
MICHAEL R. REESE

DECLARATION OF SERVICE BY MAIL

I, the undersigned, declare:

1. That declarant is and was, at all times herein mentioned, a citizen of the United States and a resident of New York, New York, over the age of 18 years, and not a party to or interest in the within action; that declarant's business address is One Pennsylvania Plaza, New York, New York 10119.

2. That on February 21, 2006, declarant served the DECLARATION OF MICHAEL R. REESE IN SUPPORT OF THE CORRECTED REVISED MOTION TO APPOINT RONALD SIEMERS AS LEAD PLAINTIFF AND APPROVAL OF LEAD PLAINTIFF'S SELECTION OF LEAD COUNSEL – Case No.: 3:05-CV-4518 (WHA) by either electronic notice or depositing a true copy thereof in a United States mailbox at New York, New York in a sealed envelope with postage thereon fully prepaid and addressed to the parties listed on the attached Service List.

3. That there is a regular communication by mail between the place of mailing and the places so addressed.

4. That on February 21, 2006, declarant served via email to: scac@law.stanford.edu.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 21st day of February, 2006, at New York, New York.

/s/ Michael R. Reese
MICHAEL R. REESE

Wells Fargo & Co.

Service List

Bruce A. Ericson Jacob R. Sorensen Kristin M. Lefevre **PILLSBURY WINTHROP SHAW PITTMAN LLP** 50 Freemont Street P.O. Box 7880 San Francisco, CA 94105-7880 Tel.: (415) 983-1000 Fax: (415) 983-1200 -and- Clifford C. Hyatt David L. Stanton **PILLSBURY WINTHROP SHAW PITTMAN LLP** 725 South Figueroa Street, Suite 2800 Los Angeles, CA 90017-5406 Tel.: (213) 488-7100 Fax: (213) 629-1033 *Counsel for Defendants Wells Fargo & Co., Wells Fargo Funds Management, LLC, Wells Capital Management, Inc., H.D. Vest Investment Services, Wells Fargo Funds Trust, and Stephens Inc.*	Thomas O. Jacob Vanessa M. Hoffmann **OFFICE OF GENERAL COUNSEL, WELLS FARGO & CO.** 633 Folsom Street, 7th Floor San Francisco, CA 94107 Tel.: (415) 622-6656 Fax: (415) 975-7864 *Counsel for Defendants Wells Fargo & Co., Wells Fargo Funds Management, LLC, Wells Capital Management, Inc., Wells Fargo Funds Trust, and Wells Fargo Investments, LLC*
Michael Lawson John DeGooyer **MORGAN LEWIS & BOCKIUS LLP** One Market Street, Spear Street Tower San Francisco, CA 94105 Tel.: (415) 442-1000 Fax: (415) 442-1001 *Counsel for SEI Investment Distribution Company*	Patrice Bishop **STULL STULL & BRODY** 10940 Wilshire Blvd., Suite 2350 Los Angeles, CA 90024 Tel.: (310) 209-2468 Fax: (310) 209-2087 *Counsel for Plaintiffs*

Adam Gutride Seth A. Safier **GUTRIDE SAFIER LLP** 835 Douglass Street San Francisco, CA 94119 Tel.: (415) 336-6545 Fax: (415) 876-4345 *Counsel for Plaintiff*	Jules Brody Mark Levine **STULL, STULL & BRODY** 6 East 45th Street New York, New York 10017 Telephone: (212) 687-7230 Facsimile: (212) 490-2022 *Counsel for Plaintiffs*
Charles J. Piven **LAW OFFICES OF CHARLES J. PIVEN, P.A.** The World Trade Center – Baltimore Suite 2525 401 East Pratt Street Baltimore, Maryland 21202 Telephone: (410) 332-0030 Facsimile: (410) 685-1300 *Counsel for Plaintiffs*	

EXHIBIT B

PR Newswire US

November 11, 2005 Friday 10:14 PM GMT

LENGTH: 1086 words

HEADLINE: Milberg Weiss Announces the Filing of a Class Action Suit Against Wells Fargo & Company and Certain of Its Affiliates on Behalf of Purchasers of Certain Funds

DATELINE: NEW YORK Nov. 11

BODY:

NEW YORK, Nov. 11 /PRNewswire/ -- The law firm of Milberg Weiss Bershad & Schulman LLP ("Milberg Weiss") announces that a class action lawsuit was filed on November 4, 2005 against Wells Fargo & Company (NYSE:WFC), and certain of its affiliates, on behalf of all persons who purchased from Wells Fargo Investments, LLC ("Wells Fargo Investments") or H.D. Vest Investment Services, LLC ("H.D. Vest") one or more of the Wells Fargo proprietary funds ("Wells Fargo Funds," as defined below) or non-proprietary funds participating in the Revenue Sharing Program (the "Wells Fargo Preferred Funds" and "H.D. Vest Preferred Funds," as defined below), from June 30, 2000 through June 8, 2005, inclusive (the "Class Period"), seeking to pursue remedies under the Securities Act of 1993 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and state law.

If you purchased any of the Wells Fargo Funds, or Wells Fargo or H.D. Vest Preferred Funds, through a Wells Fargo Investments or H.D. Vest broker between June 30, 2000 and June 8, 2005, inclusive, and sustained damages, you may, no later than January 10, 2006, request that the Court appoint you as lead plaintiff. A lead plaintiff is a representative party that acts on behalf of other class members in directing the litigation. In order to be appointed lead plaintiff, the Court must determine that the class member's claim is typical of the claims of other class members, and that the class member will adequately represent the class.

Under certain circumstances, one or more class members may together serve as "lead plaintiff." Your ability to share in any recovery is not, however, affected by the decision whether or not to serve as a lead plaintiff. You may retain Milberg Weiss or other counsel of your choice to serve as your counsel in this action.

The action is pending in the United States District Court for the Northern District of California against defendant Wells Fargo and its affiliated entities. A copy of the complaint filed in this action is retrievable from the Court using the case number C-05-4518WHA, or can be viewed on Milberg Weiss's website at: http://www.milbergweiss.com/ .

The "Wells Fargo Preferred Funds" includes mutual funds in the following mutual fund families: Franklin Templeton Investments, Putnam Investments, MFS Investment Management, Fidelity Investments, Evergreen Investments, Alliance Bernstein Investment Research and Management, Van Kampen Investments, AIM Distributors, Inc., Oppenheimer Funds, Inc., Eaton Vance Managed Investments, ING Funds Distributors, LLC, Allianz Global Investors Distributors , LLC, Federated, The Hartford Mutual Funds, Dreyfus Service Corporation, Delaware Investments, Pioneer Investment Management, Inc., Scudder Investments, and Wells Fargo Mutual Funds.

The "H.D. Vest Preferred Funds" includes mutual funds in the following families: Oppenheimer Funds, Putnam Investments, Scudder Investments, MFS Investment Management, Van Kampen Investments, Lincoln Financial Distributors, AIM Investments, Phoenix Investment Partners, John Hancock Funds, Wells Fargo Funds, American Funds, and Franklin Templeton Investments.

The complaint alleges that during the Class Period, defendants served as financial advisors who purportedly provided unbiased and honest investment advice to their clients. Unbeknownst to investors, defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had engaged in a scheme to aggressively push Wells Fargo Investments and H.D. Vest sales personnel to steer clients into purchasing certain Wells Fargo Funds and Wells Fargo and H.D. Vest Preferred Funds (collectively, "Shelf Space Funds") that provided financial incentives and rewards to Wells Fargo and H.D. Vest and their personnel based on sales. The complaint alleges that defendants' undisclosed sales practices created an insurmountable conflict of interest by providing substantial monetary incentives to sell Shelf-Space Funds to their clients, even though such investments were not in the clients' best interest. Wells Fargo Investments and H.D. Vest's failure to disclose the incentives constituted violations of federal securities laws.

The action also includes a subclass of persons who held any shares of Wells Fargo Mutual Funds. The complaint additionally alleges that the investment advisor subsidiary of Wells Fargo, Wells Fargo Funds Management, created further undisclosed material conflicts of interest by entering into revenue sharing agreements with brokers at Wells Fargo Investments and H.D. Vest to push investors into Wells Fargo Funds, regardless of whether such investments were in the investors' best interests. The investment advisors financed these arrangements by illegally charging excessive and improper fees to the fund that should have been invested in the underlying portfolio. In doing so they breached their fiduciary duties to investors under the Investment Company Act and state law and decreased shareholders' investment returns.

The action includes a second subclass of persons who purchased a Wells Fargo Financial Plan that held Wells Fargo Funds. The Wells Fargo Financial Plans include, but are not limited to Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account, and WellsSelect account.

Milberg Weiss (http://www.milbergweiss.com/) is a law firm with over 100 lawyers with offices in New York City, Los Angeles, Boca Raton, Delaware, and Washington, D.C. and is active in major litigations pending in federal and state courts throughout the United States. Milberg Weiss has taken a leading role in many important actions on behalf of defrauded investors, consumers, and others for nearly 40 years. Please contact the Milberg Weiss website for more information about the firm. If you wish to discuss this action with us, or have any questions concerning this notice or your rights and interests with regard to the case, please contact the following attorneys:

Steven G. Schulman
One Pennsylvania Plaza, 49th fl.
New York, NY, 10119-0165
Phone number: (800) 320-5081
Email:
sfeerick@milbergweiss.com

Website:
http://www.milbergweiss.com/

CONTACT: Steven G. Schulman, of Milberg Weiss Bershad & Schulman LLP, 1-800-320-5081, sfeerick@milbergweiss.com

Web site: http://www.milbergweiss.com/

SOURCE Milberg Weiss Bershad & Schulman LLP

URL: http://www.prnewswire.com

LOAD-DATE: November 12, 2005

GILBERT R. SEROTA (No. 75305)
Email: gserota@howardrice.com
PATRICIA J. MEDINA (No. 201021)
Email: pmedina@howardrice.com
JASON M. SKAGGS (No. 202190)
Email: jskaggs@howardrice.com
HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN
A Professional Corporation
Three Embarcadero Center, 7th Floor
San Francisco, California 94111-4024
Telephone: 415/434-1600
Facsimile: 415/217-5910

Attorneys for Defendants
WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT INCORPORATED, WELLS FARGO FUNDS DISTRIBUTOR, LLC, WELLS FARGO FUNDS TRUST and STEPHENS INC.

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN
A Professional Corporation

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

RONALD SIEMERS, Individually And On Behalf Of All Others Similarly Situated,

Plaintiff,

v.

WELLS FARGO & COMPANY, H.D. VEST INVESTMENT SERVICES, LLC, WELLS FARGO INVESTMENTS, LLC, WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT INC., STEPHENS INC., WELLS FARGO FUNDS DISTRIBUTOR, LLC, and WELLS FARGO FUNDS TRUST,

Defendants.

No. 05-04518 WHA

~~[REVISED PROPOSED]~~ ORDER PRELIMINARILY APPROVING SETTLEMENT, NOTICE, AND SETTING FAIRNESS HEARING

WHEREAS, on June 1, 2007, the Court appointed Lead Plaintiff Siemers as the class representative and Lead Counsel as class counsel and certified a limited class of "[a]ll purchasers of shares (of any class) bought between November 4, 2000, and June 8, 2005, in any of the following mutual funds: Wells Fargo Advantage Small Cap Growth Fund, Wells Fargo TR [sic] Montgomery Emerging Markets Focus Fund, and Wells Fargo Diversified Equity Fund," but excluding from the class any person or entity whose only purchases of shares in these funds during the class period were through dividend reinvestments;

WHEREAS, the Montgomery Emerging Markets Focus Fund did not become the Wells Fargo Montgomery Emerging Markets Focus Fund until June 9, 2003, when Wells Fargo Funds Trust took over responsibility for the registration of that fund;

WHEREAS, on June 13, 2007 and June 28, 2007, counsel for the parties attended settlement conferences supervised by United States Magistrate Judge Joseph C. Spero, during which they engaged in arms-length settlement negotiations that resulted in an agreement in principle to settle the Action and the Certified Class Claims and Derivative Claim (capitalized terms used herein have the meanings defined in the Stipulation of Settlement) and to dismiss all other claims;

WHEREAS, on July 5, 2007, Lead Plaintiff, on behalf of himself and the Settlement Class, and Defendants, by and through their respective counsel, filed a Stipulation of Settlement with this Court dated July 5, 2007 (the "Stipulation"), which is subject to review under Rule 23 of the Federal Rules of Civil Procedure and which, together with the exhibits thereto as amended by the exhibits to Dkts. 386 and 388, sets forth the terms and conditions for a proposed settlement;

WHEREAS, on July 11, 2007, the Court held a hearing to consider whether the proposed settlement should be preliminarily approved, and then ordered Lead Plaintiff to file a submission justifying the settlement amount;

WHEREAS, on July 25, 2007, Lead Plaintiff filed a submission demonstrating that Lead Plaintiff's "best case" recovery if he were to litigate the Action was approximately $3.2 million, of which the proposed settlement provides a 34% recovery;

WHEREAS, on August 2, 2007, Lead Plaintiff and Defendants submitted as Exhibits 1 and 3 to Dkt. 386 revised forms of the proposed Notice and Summary Notice in light of the Ninth Circuit

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN
A Professional Corporation

Court of Appeals' recent decision in *In re Veritas Sec. Litig.*, Nos. 05-17393, 06-15435 (July 25, 2007);

WHEREAS, on August 3, 2007, having read and considered Lead Plaintiff's submission on the adequacy of the proposed settlement, the Court found that the recovery provided by the proposed settlement "is at least reasonable enough to warrant preliminary approval," and ordered Lead Plaintiff and Defendants to confer and submit a proposed schedule governing distribution of notice and by when Settlement Class Members must opt-out from the Settlement Class or object to the proposed settlement, and also ordered Lead Plaintiff and Defendants to confer and submit a revised proposal of the language to be inserted into prospectuses disclosing the revenue-sharing payments;

WHEREAS, on August 8, 2007, Lead Plaintiff and Defendants submitted as Exhibit 1 and 2 to Dkt. 388 a revised form of the proposed Order Preliminarily Approving Settlement, Notice, And Setting Fairness Hearing, which set forth a schedule governing distribution of notice and by when Settlement Class Members must opt-out from the Settlement Class or object to the proposed settlement, and a revised version of the language to be inserted into prospectuses disclosing the revenue-sharing payments;

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN
A Professional Corporation

The Court having read and considered the Stipulation and exhibits thereto, Lead Plaintiff's supplemental submission on the adequacy of the proposed settlement, the revised forms of notice submitted as Exhibits 1 and 3 to Dkt. 386, and the revised proposed order and disclosure language submitted as Exhibits 1 and 2 to Dkt. 388, and finding that substantial and sufficient grounds exist for entering this Order;

NOW, THEREFORE, IT IS HEREBY ORDERED:

1. A hearing in the Action will be held before this Court on January 31, 2008 or as soon thereafter as the Court is available, at 8:00 a.m., at the United States Courthouse for the San Francisco Division of the Northern District of California, Courtroom 9, located at 450 Golden Gate Avenue, San Francisco, CA 94102 (the "Fairness Hearing"). The purpose of the Fairness Hearing is to finally determine: (a) whether the terms of the Settlement described in the Stipulation are fair, reasonable and adequate, and should be approved by the Court; (b) whether the proposed Plan of Allocation is fair and reasonable and should be approved by the Court; (c) whether the Order and

Final Judgment should be entered, dismissing and releasing certain claims as set forth in the Stipulation; (d) whether the application by Lead Plaintiff and Lead Counsel for an award of attorneys' fees and expenses should be approved; and (e) such other matters as the Court may deem appropriate.

2. The Court reserves the right to approve the Settlement with or without modification and with or without further notice of any kind to the Settlement Class, provided that the Settling Parties must consent to any modification.

3. The Court reserves the right to adjourn the Fairness Hearing or any adjournment thereof without any further notice other than an announcement in open court on the date and time set for the Fairness Hearing or any adjournment thereof.

4. Lead Counsel has the authority to enter into the Stipulation on behalf of the Settlement Class and the Wells Fargo Advantage Small Cap Growth Fund, and is authorized to act on behalf of the Settlement Class Members and the Wells Fargo Advantage Small Cap Growth Fund with respect to all acts or consents required by or that may be given pursuant to the Stipulation or such other acts that are necessary to consummate the Settlement.

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN
A Professional Corporation

5. Within ten (10) business days of this Order, Defendants shall pay one million one hundred-fifty thousand dollars ($1,150,000) into the Settlement Account as provided in Paragraph 2(a) of the Stipulation.

6. All funds held by the Escrow Agent in the Settlement Account shall be deemed and considered to be in the Court's legal custody, and shall remain subject to the jurisdiction of the Court, until such time as such funds shall be distributed under the Stipulation and/or further Court order(s).

7. The Court approves the form and substance of the Notice and the Summary Notice in substantially the form and content of Exhibits 1 and 3, respectively, to Dkt. 386.

8. If requested by the parties, any and all transfer agents holding transfer records for the Certified Wells Fargo Mutual Funds are hereby ordered to produce such transfer records in a usable electronic format to Defendants or their designated agent within ten (10) days of receipt of a copy of this Order. Notwithstanding Paragraph 4(a)(ii)(b) of the Stipulation, all nominee owners not under a

legal obligation to send notice at their own expense to the beneficial owners of shares must, within thirty (30) days of receipt of a copy of this Order, either elect to forward copies of the notice to their beneficial owners or, failing that election, send a list of names and addresses of such persons or entities to Defendants or a person or entity designated by Defendants to facilitate notice.

9. The Settlement Class shall be notified of the Settlement as provided in Paragraph 4(a) of the Stipulation except as follows. Notice shall be initiated on or before October 15, 2007 and completed on or before October 29, 2007 by Defendants, by all nominee owners who are under a legal obligation to send such notice to beneficial owners at their own expense, and by all other nominee owners who elect to send such notice to beneficial owners. The Claims Administrator shall have until November 13, 2007 to attempt to find new addresses for any notices returned as undeliverable and to resend such notices to those new addresses.

10. The form and method set forth in the Stipulation of notifying the Settlement Class of the Settlement and its terms and conditions meet the requirements of due process, Rule 23 of the Federal Rules of Civil Procedure, and Section 21D(a)(7) of the Exchange Act, 15 U.S.C. 78u-4(a)(7), as amended by the Private Securities Litigation Reform Act of 1995; constitute the best notice practicable under the circumstances; and shall constitute due and sufficient notice to all persons and entities entitled thereto.

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

11. Settlement Class Members shall be bound by the Judgment in the Action, including the releases set forth in the Stipulation, unless such persons request exclusion from the Settlement Class in a timely and proper manner, as hereinafter provided. A Settlement Class Member wishing to make such request shall submit the request online no later than January 7, 2008 at a website operated by the Claims Administrator, Defendants or their designee, or mail the request in written form, by first class mail, postage prepaid, and postmarked no later than January 7, 2008, to the address listed in the Notice. Such request for exclusion shall clearly indicate the name and address of the person seeking exclusion, that the sender specifically requests to be excluded from the Settlement Class, and must be signed (or indicate electronic consent) by such person. If reasonably able to do so, such persons requesting exclusion should specify the estimated total amount of purchases of all shares of the Certified Wells Fargo Mutual Funds during the Class Period. The request for exclusion shall not

be effective unless it provides the required information and is made within the time stated above, or the exclusion is otherwise accepted by the Court.

12. Any Settlement Class Member who files a request for exclusion in the manner set forth in the Notice and in Paragraph 11 above, will be excluded from the Settlement Class by the Court and will be free to pursue on his own behalf and at his own expense any rights he may have, but will not participate in the Settlement. Any Settlement Class Member who has not properly or timely filed a request for exclusion will be included in the Settlement Class and upon any approval of the Settlement will be bound by such Settlement and any judgment rendered in connection therewith.

13. Notwithstanding Paragraphs 9 and 10 of the Stipulation, Plaintiffs and plaintiffs' counsel shall apply no later than December 21, 2007 for any awards of fees, expenses, and compensation to the Lead Plaintiff to be paid out of the Settlement Account.

14. Any Settlement Class Member who has not requested exclusion from the Settlement Class, and any current shareholder of the Wells Fargo Advantage Small Cap Growth Fund, may appear personally, or by counsel of his own choice and at his own expense, at the Fairness Hearing to show cause why: (a) the Settlement and Plan of Allocation should or should not be approved as fair, reasonable, and adequate; (b) a judgment should or should not be entered thereon; or (c) Lead Plaintiff, Lead Counsel and/or any other counsel for plaintiffs should or should not be awarded attorneys' fees, costs, and disbursements as requested. Persons desiring to be heard or entitled to contest the approval of any of the foregoing or other matters that may be considered by the Court at or in connection with the Fairness Hearing shall, on or before January 7, 2008, serve by hand or first-class mail proof of membership in the Settlement Class and written objections and copies of any supporting papers and briefs upon Lead Plaintiff by serving such papers on Lead Counsel:

Adam J. Gutride, Esq.
Seth A. Safier, Esq.
Gutride Safier Reese LLP
835 Douglass Street
San Francisco, CA 94114-3606

and upon Defendants by serving such papers on Defendants' counsel:

Gilbert R. Serota, Esq.
Howard, Rice, Nemerovski, Canady,
Falk & Rabkin
A Professional Corporation
Three Embarcadero Center, 7th Floor
San Francisco, CA 94111-4024

Bruce A. Ericson, Esq.
Pillsbury Winthrop Shaw Pittman LLP
50 Fremont Street
San Francisco, CA 94105-2228

and file said objections, papers, and briefs, showing due proof of service upon said Lead Counsel and Defendants' Counsel, with the Clerk of the United States District Court for the Northern District of California, 450 Golden Gate Avenue, San Francisco, CA 94102. Persons who intend to object to the Settlement, the Plan of Allocation, and/or the applications for award of attorneys' fees and expenses by Lead Plaintiff, Lead Counsel or any other counsel for plaintiffs, and desire to present evidence at the Fairness Hearing must include in their written objections the identity of any witnesses they may call to testify and exhibits they intend to introduce into evidence at the Fairness Hearing. Neither Settlement Class Members nor any additional, current shareholders of the Wells Fargo Advantage Small Cap Growth Fund must appear at the hearing or take any other action to indicate their approval.

15. No later than January 21, 2008, the parties shall jointly submit a statement identifying Settlement Class Members who have opted out. Also no later than January 21, 2008, the Claims Administrator, on behalf of Lead Plaintiff, and Defendants shall submit declarations attesting to their efforts to provide notice to Settlement Class Members. Also, no later than January 21, 2008, the parties shall submit any responses to objections from Settlement Class Members and any further arguments in support of approval of the Settlement.

16. Any Settlement Class Member or additional, current shareholder of the Wells Fargo Advantage Small Cap Growth Fund who does not object to the Settlement in the manner provided herein including by failing to appear and raise such objections at the Fairness Hearing will be deemed to have waived such objection and will forever be foreclosed from making any objection to the: (a) fairness, adequacy, or reasonableness of the Settlement; (b) the Plan of Allocation; and (c) awards of attorneys' fees and reimbursement of expenses to Lead Plaintiff, Lead Counsel or any

other counsel for plaintiffs.

17. To be entitled to a distribution from the Settlement Account (as provided in the Stipulation), a Settlement Class Member who has not requested exclusion from the Settlement Class must complete a claim form as provided in the Plan of Allocation, and be entitled to a distribution pursuant to the calculations set out in the Plan of Allocation.

18. Lead Counsel and its agents shall be responsible for processing all Proofs of Claim (if any) and administering the Settlement, subject to review by the Court.

19. In accordance with Paragraphs 4(c)-(d) of the Stipulation, none of the Released Parties or Defendants' Counsel shall have any responsibility for, interest in or liability whatsoever with respect to: (i) any act, omission or determination of Lead Counsel, the Escrow Agent or the Claims Administrator, or any of their respective designees or agents, in connection with the administration of the Settlement, any website or data collected in connection therewith, or otherwise; (ii) the management, investment or distribution of the Settlement Account and funds therein; (iii) the determination, administration, or calculation of any claims asserted against the Settlement Account, or the payment of any claims (other than to holders of Wells Fargo Accounts that are open at the time of distribution); and (iv) any losses suffered by, or fluctuations in the value of, the Settlement Account and funds therein. Lead Counsel and Lead Plaintiff shall have no liability to any person for any claim based on distributions made substantially in accordance with this Stipulation, the Plan of Allocation and any further orders of the Court.

20. Pending the final determination of the fairness, reasonableness, and adequacy of the Settlement, no Settlement Class Member may institute or commence any action or proceeding asserting any or all of the Certified Class Claims, as defined in the Stipulation.

21. In the event that the Settlement shall not be consummated pursuant to its terms, the Stipulation, including any amendment(s) thereto, and this Order, but excluding Paragraphs 6, 19, and 22 hereof, shall be of no further force or effect, and without prejudice to any party, and may not be introduced as evidence or referred to in any actions or proceedings by any person or entity, and each party shall be restored to his, her or its respective positions in the Action as of June 12, 2007.

22. The Court retains exclusive jurisdiction over the Action to consider all further matters

arising out of, or connected with, the Settlement.

23. The exhibits attached to the Stipulation filed with the Court and attached to Dkt. 386 and 388 are incorporated herein as though set forth in this Order.

24. All deadlines set forth in the Court's Case Management Order entered on September 28, 2006 that had not occurred as of the date of the Stipulation are hereby vacated.

DATED: August 13, 2007.


UNITED STATES DISTRICT COURT
IT IS SO ORDERED
Judge William Alsup
NORTHERN DISTRICT OF CALIFORNIA

HON. WILLIAM H. ALSUP

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN
A Professional Corporation

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

RONALD SIEMERS, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. WELLS FARGO & COMPANY, H.D. VEST INVESTMENT SERVICES, LLC, WELLS FARGO INVESTMENTS, LLC, WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT, INC., STEPHENS, INC., WELLS FARGO FUNDS DISTRIBUTOR, LLC, AND WELLS FARGO FUNDS TRUST, Defendants.	No. 05-04518 WHA STIPULATION OF SETTLEMENT

This stipulation and agreement of settlement dated as of July 5, 2007 (the "Stipulation") is submitted pursuant to Rule 23(e) of the Federal Rules of Civil Procedure. Subject to the approval of the Court, this Stipulation is entered into among Lead Plaintiff Ronald Siemers on behalf of himself, the Settlement Class, and the Wells Fargo Advantage Small Cap Growth Fund, and defendants Wells Fargo & Company, Wells Fargo Investments, LLC, Wells Fargo Funds Trust, Wells Fargo Funds Management, LLC, Wells Capital Management Incorporated, Wells Fargo Funds Distributor, LLC, and Stephens Inc., by and through their respective counsel. This Stipulation is intended by the parties hereto to compromise, resolve, discharge and settle the Action and the Certified Class Claims, Uncertified Class Claims, Stayed Claims and Derivative Claim, subject to the terms and conditions set forth below and final approval of the Court:

WHEREAS, on November 4, 2005, the following federal securities class action lawsuit was filed in the United States District Court for the Northern District of California (the "Court"): *McDaniel Family Trust v. Wells Fargo & Company, et al.*, Civil Action No. 3:05-cv-04518-WHA;

WHEREAS, by Order dated February 28, 2006, the Court appointed Ronald Siemers as Lead

Plaintiff;

WHEREAS, on April 11, 2006, Lead Plaintiff filed a Consolidated Amended Complaint (the "Complaint") under the caption *Siemers v. Wells Fargo & Company, et al.*, Civil Action No. 3:05-cv-04518-WHA (N.D. Cal.) (the "Action"), asserting claims under: Sections 12(a)(2) and 15 of the Securities Act of 1933, as amended (the "Securities Act"); Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 promulgated thereunder; and Sections 36(b) and 48(a) of the Investment Company Act of 1940 (the "Investment Company Act");

WHEREAS, by Order dated June 30, 2006, the Court appointed the law firm of Gutride Safier LLP (later changed to Gutride Safier Reese LLP) as Lead Counsel;

WHEREAS, on August 14, 2006, the Court granted in part and denied in part Defendants' motions to dismiss the Complaint, and therein dismissed the claim under Section 48(a) of the Investment Company Act;

WHEREAS, on August 31, 2006, Lead Plaintiff filed a Second Amended Complaint, asserting claims under Sections 12(a)(2) and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Section 36(b) of the Investment Company Act;

WHEREAS, on October 24, 2006, the Court granted in part and denied in part Defendants' motions to dismiss the Second Amended Complaint;

WHEREAS, on November 17, 2006, Lead Plaintiff lodged a Proposed Third Amended Complaint, again asserting claims under Sections 12(a)(2) and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Section 36(b) of the Investment Company Act, and moved for leave to file the Proposed Third Amended Complaint;

WHEREAS, on March 9, 2007, the Court granted in part and denied in part Lead Plaintiff's motion for leave to file the Proposed Third Amended Complaint, and therein limited the claim under Section 36(b) of the Investment Company Act to the Wells Fargo Advantage Small Cap Growth Fund, severed and stayed all claims involving non-Wells Fargo mutual funds, and dismissed H.D. Vest Investments, LLC as a defendant;

WHEREAS, on March 21, 2007, Lead Plaintiff filed a revised Third Amended Complaint pursuant to the March 9, 2007 order;

WHEREAS, on April 17, 2007, the Court denied Defendants' motion to dismiss the Third Amended Complaint;

WHEREAS, on May 17, 2007, the Court granted Defendants' motion for judgment on the pleadings as to those claims asserting a violation of Sections 12(a)(2) and 15 of the Securities Act;

WHEREAS, on May 23, 2007, the Court denied appointment of Forrest McKenna as a class representative;

WHEREAS, on June 1, 2007, the Court appointed Lead Plaintiff Siemers as the class representative and Gutride Safier Reese LLP as class counsel and certified a class of "[a]ll purchasers of shares (of any class) bought between November 4, 2000, and June 8, 2005, in any of the following mutual funds: Wells Fargo Advantage Small Cap Growth Fund, Wells Fargo TR [sic] Montgomery Emerging Markets Focus Fund, and Wells Fargo Diversified Equity Fund," but otherwise denied Lead Plaintiff's motion for class certification and bifurcated and stayed the claim asserting a violation of Section 36(b) of the Investment Company Act;

WHEREAS, the Court has held that, to prove the claims under the Exchange Act, Lead Plaintiff will be required to show, among other things, that (1) the defendant fund adviser had a practice of extracting excessive advisory and other fees from the Certified Wells Fargo Mutual Funds, (2) that these excessive fees were imposed to satisfy ongoing revenue-sharing obligations to selling agents in exchange for promoting Wells Fargo mutual funds for the benefit of Wells Fargo, but not the existing investors, (3) that these arrangements were not adequately disclosed to investors, (4) that the non-disclosure was material, (5) that investors relied thereon (or that their reliance can be presumed), and (6) that the actions caused remediable loss to Lead Plaintiff and members of the certified class. With respect to the first point—the excessiveness of the fees—the Court further held that Lead Plaintiff would be required to show that the fees were excessive as judged under the factors set forth in *Gartenberg v. Merrill Lynch Asset Management*, 694 F.2d 923 (2d Cir. 1982), which requires analysis of (1) the nature and quality of services provided to fund shareholders, (2) the profitability of the fund to the adviser-manager, (3) fall-out benefits to Defendants from their sale of the funds, (4) economies of scale in administering the funds, (5) fee structures of comparable funds, and (6) the independence and conscientiousness of the trustees;

WHEREAS, on June 13, 2007 and June 28, 2007, counsel for the parties attended a settlement conference with United States Magistrate Judge Joseph C. Spero, during which they engaged in arms-length settlement negotiations that resulted in a settlement agreement in principle that is set forth more fully herein;

WHEREAS, Defendants deny any wrongdoing whatsoever, and this Stipulation shall in no event be construed or deemed to be evidence of, or an admission or concession on the part of any of Defendants with respect to, any claim, fault, liability, wrongdoing or damage whatsoever, or any infirmity in the disclosures that Defendants have made or the defenses that Defendants have asserted. Nor shall this Stipulation be construed or deemed to be a concession by the Lead Plaintiff of any infirmity in the claims asserted in the Action;

WHEREAS, Lead Counsel has investigated the allegations of wrongdoing asserted and the alleged damages suffered by the Settlement Class and the Wells Fargo Advantage Small Cap Growth Fund. In connection therewith, Lead Counsel reviewed and analyzed hundreds of thousands of pages of documents and information obtained from Defendants, from third parties that responded to subpoenas, and from Lead Counsel's own investigation relating to the claims. In connection therewith, Lead Counsel has also taken or defended ten depositions. Lead Plaintiff and Lead Counsel believe that the investigation they have undertaken provides an adequate and satisfactory basis for the settlement described herein;

WHEREAS, the investigation conducted by the parties has shown with respect to the Certified Wells Fargo Mutual Funds that, in addition to dealer reallowances, approximately $10.9 million was paid to broker dealers in connection with sales and assets under management during the Class Period, of which approximately $1.70 million was denominated as "revenue sharing," with the remainder paid for shareholder servicing, 12b-1 fees, networking, and internal profit sharing among certain Wells Fargo affiliates;

WHEREAS, the investigation conducted by the parties has shown that of the total "revenue sharing" payments of approximately $1.70 million, approximately $392,000 (23.1%) was with respect to sales and assets of the Wells Fargo Advantage Small Cap Growth Fund, approximately

$1.18 million (69.4%) was with respect to sales and assets of the Wells Fargo Diversified Equity Fund, and approximately $127,000 (7.5%) was with respect to the Wells Fargo Montgomery Emerging Markets Focus Fund;

WHEREAS, Defendant Wells Fargo Funds Trust had responsibility for the registration of the Wells Fargo Advantage Small Cap Growth Fund and the Wells Fargo Diversified Equity Fund throughout the Class Period (from November 4, 2000 through June 8, 2005), but only had such responsibility with respect to the Wells Fargo Montgomery Emerging Markets Focus Fund beginning June 9, 2003;

WHEREAS, the investigation conducted by the parties has shown that with respect to the Wells Fargo Advantage Small Cap Growth Fund Class A shares, approximately $35,800 was paid in "revenue sharing" to broker dealers in the calendar year prior to the initiation of this Action. From this investigation, Lead Counsel has estimated that with respect to all share classes of that fund, approximately $87,500 in "revenue sharing" was paid to broker dealers during that time frame;

WHEREAS, Lead Plaintiff and Lead Counsel believe that based upon the elements of proof identified by the Court, success is not assured on their Exchange Act claim and that their best case would be with respect to the amounts paid by Defendants for the denominated purpose of "revenue sharing," which for the Certified Wells Fargo Mutual Funds during the Class Period has been calculated to be approximately $1.70 million;

WHEREAS, Lead Plaintiff and Lead Counsel believe that success also is not assured on their Investment Company Act claim and that their best case would be with respect to the amounts paid by Defendants for the denominated purpose of "revenue sharing" at least for the one-year period prior to the filing of this Action, which Lead Counsel has estimated to be approximately $87,500;

WHEREAS, based on the claims asserted, the procedural posture of the case, the evidence developed, and the damages that might be proven by the Settlement Class, Lead Counsel and Lead Plaintiff believe that the settlement provides a fair and reasonable monetary recovery for the Settlement Class of $1,098,500, which is 65% of the estimated total paid with respect to the Certified Wells Fargo Mutual Funds during the Class Period as "revenue sharing";

WHEREAS, based on the procedural posture of the case, the evidence developed, and the damages that might be proven by the Wells Fargo Advantage Small Cap Growth Fund, Lead Counsel and Lead Plaintiff believe that the settlement provides a fair and reasonable monetary recovery for the Wells Fargo Advantage Small Cap Growth Fund of $50,000, or 57% of Lead Counsel's estimate for the "revenue sharing" paid during the year prior to initiation of this Action;

WHEREAS, Lead Plaintiff and Lead Counsel believe that the settlement also benefits the Settlement Class by requiring improved disclosures in the prospectuses and statements of additional information for the Certified Wells Fargo Mutual Funds;

WHEREAS, based on a review of the records of Wells Fargo Investments, the parties estimate that approximately 75% of shareholders of the Wells Fargo Advantage Small Cap Growth Fund as of June 26, 2007, were holders of that fund as of June 8, 2005;

WHEREAS, Lead Plaintiff believes that with respect to his Stayed Claims regarding non-Wells Fargo Funds, as to which no motion for class certification has been filed, and also with respect to the Uncertified Class Claims, he would be able to establish recoverable, personal losses in excess of $1,500;

WHEREAS, Lead Plaintiff and Lead Counsel further recognize and acknowledge the expense and length of continued proceedings necessary to prosecute the Action through trial and appeal. They have also considered the uncertain outcome and the risk of any litigation, including the risk that they might recover nothing, especially in complex actions such as the Action, as well as the difficulties and delays inherent in any such litigation. Lead Plaintiff and Lead Counsel are also mindful of the inherent problems of proof and possible defenses to the federal securities law violations asserted against Defendants and therefore believe that it is desirable that the Action and the Certified Class Claims, Uncertified Class Claims, Stayed Claims and Derivative Claim be compromised, settled and resolved as set forth herein. Based upon their evaluation, Lead Plaintiff and Lead Counsel have determined that the settlement set forth in this Stipulation is fair, reasonable and adequate and in the best interests of Lead Plaintiff, the Settlement Class and the Wells Fargo Advantage Small Cap Growth Fund.

NOW THEREFORE, without any admission or concession on the part of Lead Plaintiff of any lack of merit of the Action, and without any admission or concession of any liability or wrongdoing or lack of merit in the defenses whatsoever by Defendants, it is hereby STIPULATED AND AGREED, by and among the Settling Parties, through their respective attorneys, subject to approval of the Court pursuant to Rule 23(e) of the Federal Rules of Civil Procedure and other conditions set forth herein, in consideration of the benefits flowing to the parties hereto from the Settlement, that the Action and the Certified Class Claims, Uncertified Class Claims, Stayed Claims, and Derivative Claim shall be, to the extent set forth herein, settled and dismissed upon and subject to the terms and conditions set forth herein.

1. Definitions

As used herein, the following terms shall have the meanings indicated:

(a) "Action" means the action styled *Siemers v. Wells Fargo & Company, et al.*, Civil Action No. 3:05-cv-04518-WHA (N.D. Cal.).

(b) "Administration Expenses" means all costs, disbursements, and expenses incurred in the implementation of this Settlement including, but not limited to: the Other Notice Costs; the costs of receiving, processing and reviewing Proofs of Claim filed by the Settlement Class Members, to the extent such receipt, processing and/or review is contemplated by the Plan of Allocation; the costs of transferring payments to Settlement Class Members entitled to recovery, to the extent such payments are contemplated by the Plan of Allocation; Taxes and Tax Expenses; and other reasonable fees and expenses of an agent to administer the Settlement including, but not limited to, the Claims Administrator. Notwithstanding the above, Administration Expenses shall not include the Wells Fargo Notice Expenses and Wells Fargo Distribution Expenses.

(c) "Certified Class Claims" means the claims asserted in the Action on behalf and for the benefit of the Settlement Class Members alleging violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 enacted pursuant thereto with respect to the Certified Wells Fargo Mutual Funds.

(d) "Certified Wells Fargo Mutual Funds" means the mutual funds that are series of Wells Fargo Funds Trust and currently named Wells Fargo Advantage Small Cap Growth Fund, Wells Fargo Advantage Emerging Markets Focus Fund, and Wells Fargo Advantage Diversified Equity Fund, and refers to those funds as they are currently named or named previously (for example, the

Wells Fargo Advantage Small Cap Growth Fund was formerly named the Wells Fargo Small Cap Growth Fund, the Wells Fargo Advantage Emerging Markets Focus Fund was formerly named the Wells Fargo Montgomery Emerging Markets Focus Fund, and the Wells Fargo Advantage Diversified Equity Fund was formerly named the Wells Fargo Diversified Equity Fund). However, mutual funds that were series of entities other than Wells Fargo Funds Trust and were later acquired by or merged with mutual funds that are or were series of Wells Fargo Funds Trust do not constitute Certified Wells Fargo Mutual Funds for the time prior to such acquisition or merger. Thus, the term Certified Wells Fargo Mutual Funds does not include the Montgomery Emerging Markets Focus Fund prior to June 9, 2003 because Wells Fargo Funds Trust did not have responsibility for the registration of that fund prior to June 9, 2003.

(e) "Claims Administrator" means the Claims Administrator designated in the Plan of Allocation, if any.

(f) "Class Period" means the period of time between November 4, 2000 and June 8, 2005, inclusive.

(g) "Counsel Fees and Expenses" means fees and expenses allowed by the Court that are sought and were incurred by Lead Counsel and any other plaintiffs' counsel in the prosecution of the Action, including the Derivative Claim and all other claims, but excluding any expenses that qualify as Administration Expenses.

(h) "Court" means the United States District Court for the Northern District of California.

(i) "Defendants" means Wells Fargo & Company, Wells Fargo Investments, LLC, H.D. Vest Investment Services, LLC, Wells Fargo Funds Trust, Wells Fargo Funds Management, LLC, Wells Capital Management Incorporated, Wells Fargo Funds Distributor, LLC, and Stephens Inc.

(j) "Defendants' Counsel" means the law firms of Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation, and Pillsbury Winthrop Shaw Pittman LLP.

(k) "Derivative Claim" means Lead Plaintiff's claim in this Action under Section 36(b) of the Investment Company Act asserted on behalf and for the benefit of the Wells Fargo Advantage Small Cap Growth Fund.

(l) "Effective Date" means the date upon which the Settlement contemplated by this

Stipulation shall become effective, as set forth in Paragraph 7 below.

(m) "Escrow Agent" means the Claims Administrator or another person or agent chosen by Lead Counsel with the approval of Defendants who is qualified to perform the duties of the Escrow Agent as set forth herein.

(n) "Fairness Hearing" means the hearing held by the Court to consider final approval of the Settlement of the Certified Class Claims pursuant to Rule 23(e) of the Federal Rules of Civil Procedure and final approval of the Settlement of the Derivative Claim.

(o) "Lead Counsel" means the law firm of Gutride Safier Reese LLP.

(p) "Lead Plaintiff" means plaintiff Ronald Siemers.

(q) "Notice" means the Notice of Proposed Class Action Settlement, substantially in the form attached hereto as Exhibit 2.

(r) "Order and Final Judgment" means the proposed order and final judgment approving the Settlement pursuant to Rule 23(e) of the Federal Rules of Civil Procedure to be entered substantially in the form attached hereto as Exhibit 5.

(s) "Other Notice Costs" means the reasonable costs, disbursements and expenses of providing notice as ordered by the Court (other than the Wells Fargo Notice Costs), and shall include the costs of processing returned mail; the costs of researching the correct address for, and resending the Notice to, any person from whom the Notice is returned to the Claims Administrator as undeliverable, including without limitation postage, printing and return envelopes; the costs of establishing and maintaining any website created, maintained or utilized in connection with the Settlement; the costs of publishing the Summary Notice; and the costs of any other notice as provided herein and/or as may be ordered by the Court.

(t) "Plan of Allocation" means the plan of allocating the Settlement Account to be approved by the Court and entered substantially in the form attached hereto as Exhibit 4.

(u) "Preliminary Approval Order" means the proposed order to be entered by the Court substantially in the form attached hereto as Exhibit 1, which shall provide, among other things, for a Fairness Hearing and the giving of appropriate, reasonable notice of the Settlement.

(v) "Released Parties" means Defendants (including without limitations any other entities named as defendants in the Action at any time, including any defendants who were dismissed in the Action), and all of their present and former employees, officers, trustees and directors, and all of their respective past or present subsidiaries, parents, affiliates, successors, predecessors, agents, attorneys, advisors, insurers, investment advisors, distributors, auditors, accountants, assigns, spouses, any member of their immediate family, or any trust which is for the benefit of any of them and/or member(s) of their immediate family and the legal representatives, heirs or successors in interest of all of the foregoing, and any person, firm, trust, corporation, officer, director or other individual or entity in which any one of them has a controlling interest or which is related to or affiliated with any of the foregoing.

(w) "Settlement" means the terms of settlement of the Action agreed to hereby.

(x) "Settlement Class" means all purchasers of shares (of any class) bought between November 4, 2000, and June 8, 2005, in the Certified Wells Fargo Mutual Funds, but excluding: (i) any person or entity whose only purchases of shares in the Certified Wells Fargo Mutual Funds during the Class Period were through dividend reinvestments; (ii) Judge William H. Alsup; (iii) the Released Parties; and (iv) any putative member of the Settlement Class who makes a proper and timely request for exclusion from the Settlement Class.

(y) "Settlement Class Members" means all members of the Settlement Class.

(z) "Settlement Payment" means the payments Defendants shall deliver to the Settlement Account (defined in Paragraph 2(b)(ii) below) pursuant to Paragraph 2(a) hereof.

(aa) "Settling Parties" means Lead Plaintiff, on behalf of himself, the Settlement Class and the Wells Fargo Advantage Small Cap Growth Fund, and Defendants.

(bb) "Stayed Claims" mean all claims stayed in the Court's order entered on March 9, 2007, including all claims alleged in the Action relating to non-Wells Fargo mutual funds.

(cc) "Stipulation" means this Stipulation of Settlement.

(dd) "Summary Notice" means the summary form of Notice of Proposed Class Action Settlement, substantially in the form attached hereto as Exhibit 3.

(ee) "Taxes" means all taxes (including any estimated taxes, interest or penalties) arising with respect to the income earned by the Settlement Account, including all accrued interest.

(ff) "Tax Expenses" mean costs, disbursements and expenses incurred in connection with estimating and paying the Taxes (including, without limitation, expenses of tax attorneys and/or accountants and mailing and distribution costs and expenses relating to filing (or failing to file) the returns described in Paragraph 2(b)(iv)).

(gg) "Uncertified Class Claims" means the claims asserted in this Action on behalf and for the benefit of the Settlement Class Members alleging violations under Section 10(b) of the Securities Exchange Act and Rule 10b-5 enacted pursuant thereto with respect to any Wells Fargo mutual funds other than the Certified Wells Fargo Mutual Funds.

(hh) "Wells Fargo Account" means any reasonably identifiable account used to purchase the Certified Wells Fargo Mutual Funds during the Class Period, where the account is or was held at Wells Fargo Investments, LLC, H.D. Vest Investment Services, LLC, Wells Fargo Funds Distributor, LLC, or Wells Fargo Funds Management, LLC, or is or was a direct to fund account of Wells Fargo Funds Trust.

(ii) "Wells Fargo Distribution Expenses" means the costs, disbursements and expenses reasonably incurred in the transferring of payments to any Wells Fargo Account that is open at the time of distribution to the extent such payments are contemplated in the Plan of Allocation. The Wells Fargo Distribution Expenses shall not include any other expenses associated with the administration of this Settlement or distribution of any payments. .

(jj) "Wells Fargo Notice Expenses" means the costs, disbursements and expenses reasonably incurred in connection with sending the Notice as described in Paragraphs 4(a)(i)-(ii). The Wells Fargo Notice Expenses shall not include any Other Notice Costs.

2. Consideration For Release Of Claims

(a) Settlement Payment

(i) Derivative Claim Payment: On or before ten (10) business days following entry of the Preliminary Approval Order, Defendants shall pay fifty thousand dollars ($50,000.00) into the Settlement Account for the benefit of the Wells Fargo Advantage Small Cap Growth Fund.

(ii) Class Settlement Payment: On or before ten (10) business days following entry of the Preliminary Approval Order, Defendants shall pay one million ninety-eight thousand five hundred dollars ($1,098,500.00) into the Settlement Account for the benefit of the Settlement Class Members.

(iii) Personal Settlement of Stayed Claims and Uncertified Class Claims: On or before ten (10) business days following entry of the Preliminary Approval Order, Defendants shall pay one thousand five hundred dollars ($1,500.00) into the Settlement Account for the benefit of Ronald Siemers. This payment is made solely in exchange for Mr. Siemers' individual settlement of the Stayed Claims and Uncertified Class Claims as reflected in the Siemers Release.

(b) Settlement Account

(i) In the event of the entry of a final order of a court of competent jurisdiction determining the transfer of the Settlement Payment, or any portion thereof, to be a preference, voidable transfer, or fraudulent transfer, or in violation of 11 U.S.C. §362, then the releases given and judgment entered pursuant to this Stipulation shall be voidable by Lead Counsel, and if so voided, then the provisions of Paragraph 7(d) shall be applicable.

(ii) The Settlement Account shall be an account bearing interest from the date monies are deposited into it as provided herein until it is transferred in accordance with the provisions of this Stipulation, the Plan of Allocation, and orders of the Court, or returned to Defendants as described herein. The Settlement Account shall be established so that the funds therein are held in escrow by the Escrow Agent, and shall be deemed to be in the custody, and shall remain subject to the jurisdiction, of the Court until the funds are distributed or returned to Defendants pursuant to this Stipulation, the Plan of Allocation, and/or further Court order. The Escrow Agent shall not disburse funds from the Settlement Account except as provided in this Stipulation, the Plan of Allocation, or by an order of the Court, or with the written agreement of counsel for each of the Settling Parties.

(iii) The Settlement Account shall be the sole source of funds from Defendants for payment of any claims to Lead Plaintiff (including without limitation as set forth in Paragraph 10 herein), the Settlement Class, or the Wells Fargo Advantage Small Cap Growth Fund. The

Settlement Account shall also be the sole source of funds from Defendants for payment of Counsel Fees and Expenses and all Administration Expenses (excepting Defendants' separate payment of the Wells Fargo Notice Expenses and Wells Fargo Distribution Expenses). Lead Plaintiff, Settlement Class Members and the Wells Fargo Advantage Small Cap Growth Fund will look solely to the Settlement Account for settlement and satisfaction of any and all claims against any and all Defendants and the Released Parties. Lead Counsel and any other plaintiffs' attorneys will look solely to the Settlement Account for Counsel Fees and Expenses and Administration Expenses, and neither Defendants nor the Released Parties will pay any Counsel Fees and Expenses and/or Administration Expenses beyond the Settlement Payment (excepting Defendants' separate payment of the Wells Fargo Notice Expenses and Wells Fargo Distribution Expenses). Defendants shall have no other responsibility or obligation in connection with the administration, investment, or distribution of the Settlement Account or funds therein, except for transferring payments to any Wells Fargo Account that is open at the time of distribution to the extent such payments are contemplated in Paragraph 6 of the Plan of Allocation.

(iv) The Parties and the Escrow Agent shall treat the Settlement Account and funds therein as being at all times a "qualified settlement fund" with the meaning of Treas. Reg. Section 1.468B-1. In addition, the Escrow Agent shall timely make the "relation-back election" (as defined in Treas. Reg. Section 1.468B-1) back to the earliest permitted date. Such election shall be made in compliance with the procedures and requirements contained in such regulations. It shall be the responsibility of the Escrow Agent to timely and properly prepare and deliver the necessary documentation for signature by all necessary parties, and to cause the appropriate filing to occur.

For the purposes of Section 468B of the Internal Revenue Code of 1986, and Treas. Reg. Section 1.468B, the "administrator" shall be the Claims Administrator. The Claims Administrator shall timely and properly file all informational and other tax returns necessary or advisable with respect to the Settlement Account (including without limitation the returns described in Treas. Reg. Section 1.468B-2(k)). Such returns (as well as the "relation back" election) shall be consistent with this Paragraph 2(b)(iv) and in all events shall reflect that all taxes (including any estimated taxes, interest or penalties) on the income earned by the Settlement Account shall be paid out of the Settlement Account.

(v) Taxes and Tax Expenses shall be treated as, and considered to be, part of the Administration Expenses of the Settlement. As such, Taxes and Tax Expenses shall be timely paid by Lead Counsel or the Claims Administrator without prior order from the Court, and the Claims Administrator shall be obligated (notwithstanding anything herein to the contrary) to withhold from distribution any funds necessary to pay such amounts (as well as any amounts that may be required to be withheld under Treas. Reg. Section 1.468B-2(1)(2)). Lead Plaintiff and Defendants agree to cooperate with the Claims Administrator, each other, and their tax attorneys and accountants to the extent reasonably necessary to carry out the provisions of this paragraph.

In all events, Defendants and the Released Parties shall have no liability or responsibility for the payment or withholding of Taxes or the Tax Expenses, or the preparation or filing of returns, all of which shall be the sole responsibility of Lead Counsel or their designee.

(c) Disclosures

(i) As further consideration for the Settlement, Defendant Wells Fargo Funds Trust agrees to amend the disclosures regarding revenue sharing payments in the prospectuses and Statements of Additional Information ("SAIs") for each of the Certified Wells Fargo Mutual Funds as set forth substantially in the form attached hereto as Exhibits 6 and 7 ("Stipulated Disclosures"). To the extent permitted by applicable law and regulations, the Stipulated Disclosures shall be preceded by a heading or subheading fairly apprising readers of the subject of the Stipulated Disclosures, which heading or subheading shall be listed in any existing table of contents to the prospectuses and SAIs.

(ii) The Stipulated Disclosures will be inserted only as prospectuses and SAIs are amended and/or issued in the normal course of business, and will remain in the prospectuses and SAIs for any of the Certified Wells Fargo Mutual Funds for at least two (2) years after the

Effective Date.

(iii) Should the Securities Exchange Commission ("SEC") or any other body with regulatory authority over the mutual fund industry mandate disclosures ("Regulatory Disclosures") on any or all of the subjects covered by the Stipulated Disclosures, then, such Regulatory Disclosures shall control over the Stipulated Disclosures, relieving Defendants of their obligations to include such Stipulated Disclosures in prospectuses and SAIs, even if the Regulatory Disclosures and Stipulated Disclosures are not in conflict. Should the SEC or any other body with regulatory authority over the mutual fund industry approve but not mandate Regulatory Disclosures on any or all of the subjects covered by the Stipulated Disclosures, and should Defendant Wells Fargo Funds Trust choose to adopt the Regulatory Disclosures, Defendant shall also provide the portion of the Stipulated Disclosures that is not in conflict with the Regulatory Disclosures.

3. Scope And Effect Of Settlement

(a) Certified Class Claims: As consideration for the Settlement and providing the Effective Date occurs, Lead Plaintiff, on behalf of himself and the Settlement Class Members, shall dismiss on the merits and with prejudice all Certified Class Claims. As further consideration for the Settlement and providing the Effective Date occurs, Lead Plaintiff and the Settlement Class Members, and each of their respective past or present agents, partners, members, affiliates, subsidiaries, issues, heirs, representatives, successors and assigns, shall release and forever discharge, as against any and all of the Released Parties, each and every of the Certified Class Claims and, in addition, any and all known and unknown claims, debts, demands, rights or causes of action or liabilities whatsoever, whether based on federal, state, local, statutory or common law or any other law, rule or regulation, whether fixed or contingent, accrued or unaccrued, liquidated or unliquidated, at law or in equity, matured or unmatured, whether class or individual in nature, or direct or derivative, with respect to the Certified Wells Fargo Mutual Funds, arising out of or based upon the allegations made in any of the complaints filed in the Action and/or related in any way to any payments by or to any of Defendants in connection with the Certified Wells Fargo Mutual Funds. With respect to the above Release, Lead Plaintiff and the Settlement Class Members expressly waive, any and all provisions, rights and benefits conferred by law of any state or territory of the United States, federal law, or principle of common law, which is similar, comparable, or equivalent to Cal. Civ. Code §1542, which provides

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR,

but only to the extent that any such claims were made or might have been made with respect to the Certified Wells Fargo Mutual Funds, and arise out of or are based upon the allegations made in any of the complaints filed in the Action and/or relate in any way to any payments by or to any of Defendants in connection with the Certified Wells Fargo Mutual Funds. Lead Plaintiff and Defendants acknowledge, and by operation of law they and Settlement Class Members shall be deemed to have acknowledged, that the inclusion of such unknown claims in this release was separately bargained for and was a key element of the Settlement. Lead Plaintiff or Settlement Class Members may hereafter discover facts in addition to or different from those which he, she or its now knows or believes to be true with respect to the subject matter of the claims described in Paragraph 3(a), but Lead Plaintiff intends, and Settlement Class Members are deemed to have intended by operation of the Order and Final Judgment, for the release of such claims to be effective without regard to the subsequent discovery or existence of such different or additional facts and for it to extend to unknown claims. The release of all such claims is intended to be a full and binding release of all such claims, including unknown claims, and shall be construed broadly to effect that purpose.

(b) Uncertified Class Claims: As consideration for the Settlement and providing the Effective Date occurs, Lead Plaintiff, on behalf of himself and the putative members of any class alleged in any of the complaints filed in the Action, shall dismiss the Uncertified Class Claims. Such dismissal shall be with prejudice as to Lead Plaintiff and without prejudice as to any putative member of any class.

(c) Stayed Claims: As consideration for the Settlement and providing the Effective Date occurs, Lead Plaintiff, on behalf of himself and the putative members of any class alleged in the any of the complaints filed in the Action, shall dismiss all Stayed Claims. Such dismissal shall be with prejudice as to Lead Plaintiff and without prejudice as to any putative member of any class.

(d) Derivative Claim: As consideration for the Settlement and providing the Effective Date occurs, Lead Plaintiff, on behalf of himself and the Wells Fargo Advantage Small Cap Growth Fund, including all predecessors to that fund (whether those predecessors were simply renamed or merged into the current fund) shall dismiss on the merits and with prejudice the Derivative Claim. As further consideration for the Settlement and providing the Effective Date occurs, Lead Plaintiff, on behalf of himself and the Wells Fargo Advantage Small Cap Growth Fund, including all predecessors to that fund (whether those predecessors were simply renamed or merged into the current fund), and each of Lead Plaintiff's respective past or present agents, partners, issues, heirs, representatives, successors and assigns, shall release and forever discharge the Derivative Claim as against any and all of the Released Parties.

(e) Siemers Release: As consideration for the Settlement and providing the Effective Date occurs, Lead Plaintiff, on behalf of himself, shall, consistent with Paragraphs 3(a)-(d), dismiss on the merits and with prejudice the Action. As further consideration for the Settlement and providing the Effective Date occurs, Lead Plaintiff, on behalf of himself, his spouse, and any retirement or other account maintained by Lead Plaintiff or his spouse, and on behalf of each of his respective past or present agents, partners, issues, heirs, representatives, successors and assigns, shall release and forever discharge, as against any and all of the Released Parties, any and all known and unknown claims, debts, demands, rights or causes of action or liabilities whatsoever, whether based on federal, state, local, statutory or common law or any other law, rule or regulation, whether fixed or contingent, accrued or unaccrued, liquidated or unliquidated, at law or in equity, matured or unmatured, whether class or individual in nature, or direct or derivative, arising out of, based upon or related in any way to (i) the allegations made in any of the complaints filed in the Action by the Lead Plaintiff against any of the Released Parties, or (ii) the allegations that could have been made in any forum by the Lead Plaintiff against any of the Released Parties which arise out of or are based upon the allegations, transactions, facts, matters or occurrences, representations or omissions involved, set forth, or referred to in any of the complaints in the Action; *provided, however*, that this release shall not extend to claims unrelated to (i) the issuance, sale, marketing, distribution, and/or management of mutual funds by any of the Released Parties, or the purchase of the mutual funds by the Lead Plaintiff, during the Class Period, or (ii) any disclosures made in connection therewith, including without limitation within prospectuses and statements of additional information and by broker-dealers.

With respect to the release described in this Paragraph 3(e), the Settling Parties further stipulate and agree that upon the Effective Date, Lead Plaintiff shall expressly waive, and by operation of the Order and Final Judgment shall be deemed to have expressly waived, any and all provisions, rights and benefits conferred by law of any state or territory of the United States, federal law, or principle of common law, which is similar, comparable, or equivalent to Cal. Civ. Code §1542, which provides:

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Lead Plaintiff and Defendants acknowledge, and by operation of law shall be deemed to have acknowledged, that the inclusion of unknown claims in this release was separately bargained for and was a key element of the Settlement. Lead Plaintiff may hereafter discover facts in addition to or different from those which he now knows or believes to be true with respect to the subject matter of the claims described in Paragraph 3(e), but Lead Plaintiff intends the release of such claims to be effective without regard to the subsequent discovery or existence of such different or additional facts and for it to extend to unknown claims. The release of all such claims is intended to be a full and binding release of all such claims, including unknown claims, and shall be construed broadly to effect that purpose.

(f) McKenna Claims: Within ten (10) days of the execution of this Stipulation, Plaintiff Forrest McKenna shall dismiss his claims against all Defendants without prejudice.

(g) The Notice shall provide that when the Effective Date occurs, Settlement Class Members shall have released Defendants and the Released Parties as provided in Paragraph 3(a).

(h) The Notice shall provide that when the Effective Date occurs, the Wells Fargo Advantage Small Cap Growth Fund shall have released Defendants and the Released Parties as provided in

Paragraph 3(d).

4. Notice, Administration And Plan Of Allocation

(a) The Settlement Class Members shall be provided notice of the Settlement as follows:

(i) To all Settlement Class Members having Wells Fargo Accounts, Defendants shall distribute the Notice by first-class U.S. mail to the Settlement Class Member's last known address, or, in Defendants' sole discretion, by email to the last known email address of any Settlement Class Member who has requested receipt of shareholder communications by email. If any such email is returned as undeliverable, Defendants shall send the Notice to that Settlement Class Member's last known address by first-class U.S. mail. Each Notice distributed by U.S. mail shall bear the return address of the Claims Administrator. Defendants shall bear all costs incurred in complying with the terms of this Paragraph (4)(a)(i).

(ii) To all other Settlement Class Members, Defendants shall also make reasonable efforts to give notice through nominee owners such as brokerage firms as follows:

(a) Any nominee owners who are under a legal obligation to send notice at their own expense to the beneficial owners of the shares pursuant to shareholder servicing agreements or the terms of prospectuses for administrator class and/or investor class shares or other agreements with any Defendant shall forward copies of the Notice to their beneficial owners within a reasonable period after receipt thereof. Such Notice shall be sent by first-class U.S. mail to the Settlement Class Members' last known address, or, in the nominee owner's sole discretion, by email to the last known email address of any Settlement Class Member who has requested receipt of shareholder communications by email. If any such email is returned as undeliverable, the nominee owner shall send the Notice to that Settlement Class Member's last known address by first-class U.S. mail. Each Notice distributed by U.S. mail shall bear the return address of the Claims Administrator. The nominee owner shall bear the costs of notice under this Paragraph 4(a)(ii)(a), except that should the nominee owner dispute its obligation to pay such costs, and such dispute cannot be resolved as between such nominee owner and Defendants, then the Court shall resolve the dispute. Any costs under this Paragraph 4(a)(ii)(a) not borne by the nominee owner shall be borne by Defendants.

(b) Any nominee owners not falling within Paragraph 4(a)(ii)(a) shall, within a reasonable period of receipt of the Notice, forward copies of the Notice to their beneficial owners or send a list of names and addresses of such persons or entities to a person or entity designated by Defendants to facilitate notice. In the former case, Defendants shall upon request furnish additional copies of the Notice for mailing or emailing and/or reimburse the nominee for reasonable out-of-pocket expenses incurred in providing notice, if requested, which expenses would not have been incurred but for the sending of such notice. In the latter case, Defendants shall cause a copy of the Notice to be sent to each person on the list provided by the nominee. Such Notice shall be sent by first-class U.S. mail to the Settlement Class Members' last known address, or, in Defendants' sole discretion, by email to the last known email address of any Settlement Class Member who has requested receipt of shareholder communications by email. If any such email is returned as undeliverable, the nominee owner or Defendants shall send the Notice to that Settlement Class Member's last known address by first-class U.S. mail. Each Notice distributed by U.S. mail shall bear the return address of the Claims Administrator. Defendants shall bear all costs incurred in complying with the terms of this Paragraph (4)(a)(ii)(b).

(iii) If any mailed Notice is returned to the Claims Administrator as undeliverable, the Claims Administrator shall make reasonable efforts to locate a correct address for the Settlement Class Member and shall re-send the Notice to the updated address by first-class U.S. mail. Defendants shall not bear any costs incurred under this Paragraph 4(a)(iii).

(iv) The Notice shall inform all Settlement Class Members of the method of opting out of the Settlement, objecting to the settlement, and making a claim under the Settlement.

(v) The Notice shall remind all Settlement Class Members who hold Administrator or Institutional class shares of the Certified Wells Fargo Mutual Funds of their potential duty to forward the Notice to the beneficial owners of such shares at their own expense, or to opt out, object, and/or make claims under this Settlement on behalf of such beneficial owners.

(vi) The Claims Administrator shall publish the Summary Notice once in the Investors Business Daily and distribute it once to a national newswire such as PR Newswire or

Marketwire.

(vii) The Claims Administrator shall publish the Notice, the Summary Notice, the Preliminary Approval Order, the Plan of Allocation, an online claim form, a downloadable version of the claim form, and a copy of this Stipulation on the Internet. The website, and any other website used for notice or claims administration or otherwise in connection with the Settlement, shall be subject to the approval of Defendants to ensure their usability, adherence to Defendants' information security requirements (including, but not limited to, appropriate encryption levels), and non-infringement of any Defendants' names, logos, symbols and trademarks and, in addition, shall be subject to the approval of Defendants with respect to their URL and content; such approval shall not be unreasonably withheld. Defendants additionally reserve the right to add, at their discretion, disclaimers stating that the websites are owned by the Claims Administrator and not by Defendants and regarding any privacy policy and security of the websites. Absent their consent, any such websites shall not be located on any of Defendants' servers nor shall they link to any of Defendants' websites, nor shall they be branded as though they are owned or maintained by any of Defendants, nor shall Defendants have any responsibility for the maintenance of any such websites, including without limitation their compliance with all applicable laws.

(b) The Settlement Account and funds therein shall be allocated, administered, and distributed according to the Plan of Allocation.

(c) None of the Released Parties or Defendants' Counsel shall have any responsibility for, interest in or liability whatsoever with respect to:

(i) any act, omission or determination of Lead Counsel, the Escrow Agent or the Claims Administrator, or any of their respective designees or agents, in connection with the administration of the Settlement, any website or data collected in connection therewith, or otherwise;

(ii) the management, investment or distribution of the Settlement Account and funds therein;

(iii) the determination, administration, or calculation of any claims asserted against the

Settlement Account, or the payment of any claims (other than to holders of Wells Fargo Accounts that are open at the time of distribution);

(iv) any losses suffered by, or fluctuations in the value of, the Settlement Account and funds therein.

(d) Lead Counsel and Lead Plaintiff shall have no liability to any person for any claim based on distributions made substantially in accordance with this Stipulation, the Plan of Allocation and any further orders of the Court.

(e) Defendants and their counsel shall make all reasonable efforts to comply with their obligations set forth in this Stipulation. No discovery shall be allowed of the Released Parties or Defendants' Counsel on the merits of the Action, the Settlement, or anything listed in Paragraph 4(c). Absent good cause and order by the Court, no discovery shall be allowed of the Released Parties or Defendants' Counsel regarding the administration of the Settlement, including without limitation in connection with their notice obligations set forth in Paragraph 4(a), or their obligations respecting electronic payments set forth in the Plan of Allocation.

5. Court Approval

(a) After the execution of this Stipulation, the Settling Parties hereto will promptly submit it to the Court and will request the entry of the Preliminary Approval Order from the Court, substantially in the form attached as Exhibit 1 hereto.

(b) Lead Counsel will also, in due course, submit a motion to approve the settlement of the Derivative Claim, which motion shall be heard at the same time as the motion for final approval of the Settlement.

(c) In connection with the motion for final approval of the Settlement, Lead Counsel will move for dismissal of the Certified Class Claims and entry of the Order and Final Judgment, in accordance with Paragraph 3(a).

(d) In connection with the motion for final approval of the Settlement, Lead Counsel will also move to dismiss the Uncertified Class Claims and Stayed Claims, in accordance with Paragraphs 3(b)-(c).

(e) In connection with the motion for final approval of the Settlement, Lead Counsel will also move to dismiss the Derivative Claim, in accordance with Paragraph 3(d).

(f) In connection with the motion for final approval of the Settlement, Lead Counsel will also move to dismiss the Action, in accordance with Paragraph 3(e).

(g) The Settling Parties and their attorneys agree that they will use their best efforts to obtain all necessary approvals of this Stipulation by the Court.

6. Opt-Out Termination Right

If (i) more than two-thousand five-hundred (2,500) Settlement Class Members or (ii) Settlement Class Members who hold or held at any time during the class period an aggregate of fifty million dollars ($50,000,000.00) in the Certified Wells Fargo Mutual Funds, request to be or are by Court order excluded from the Settlement Class, then this Stipulation may be withdrawn and/or the Settlement terminated in the sole discretion of the Defendants as to one, two or all of the Certified Wells Fargo Mutual Funds. In the event of a full or partial termination of this Settlement, this Stipulation shall become null and void and of no further force and effect as to the mutual funds subject to the termination and the provisions of Paragraph 7(d) herein shall apply as to the force of the settlement as to the funds for which the settlement is terminated.

7. Effective Date Of Settlement, Waiver Or Termination

(a) The Effective Date of the Settlement shall be the date when all of the following shall have occurred:

(i) the Court's entry of the Preliminary Approval Order in all material respects in the form attached as Exhibit 1 hereto;

(ii) the Court's final approval of the Settlement following dissemination of the Notice, Summary Notice and any other notice ordered by the Court, and the Fairness Hearing; and

(iii) the Court's entry of an Order and Final Judgment, in all material respects in the form set forth in attached Exhibit 5, and the expiration of any time for appeal or review of such Order and Final Judgment, or, if any appeal is filed and not dismissed, five (5) business days after such Order and Final Judgment is upheld on appeal in all material respects and is no longer subject to review upon appeal or by writ of certiorari, or, if the Court enters an order and final judgment in a form other than that provided above ("Alternative Judgment") and none of the Settling Parties hereto elect to terminate this Settlement, the date that such Alternative Judgment becomes final and no longer subject to appeal or review.

Provided, however, that any award of Counsel Fees and Expenses and/or compensation to Lead Plaintiff pursuant to Paragraph 10 shall not be considered a material provision of the Order and Final Judgment and any appeal of any such awards shall not delay the Effective Date and any modification as a result of such appeal shall not be considered a modification of a material term.

(b) Defendants or Lead Plaintiff shall have the right to terminate the Settlement contemplated by this Stipulation by providing written notice of such election to the Settling Parties within ten (10) days of the discovery of any of the following events:

(i) the Court declines to enter the Preliminary Approval Order in all material respects in the form attached as Exhibit 1 hereto;

(ii) the Court declines to adopt the Plan of Allocation in all material respects in the form attached as Exhibit 4 hereto; or

(iii) the Court declines to enter the Order and Final Judgment in all material respects in the form attached as Exhibit 5 hereto;

(iv) the Order and Final Judgment is vacated and/or reversed on appeal.

(c) Notwithstanding Paragraph 7(b) herein, the following event or occurrence shall not create in Lead Counsel or Lead Plaintiff a right to terminate the Settlement: a decision by any court to award Counsel Fees and Expenses and/or compensation to Lead Plaintiff pursuant to Paragraph 10 in an amount less than the amounts applied for by Lead Counsel, other plaintiffs' counsel, or Lead Plaintiff.

(d) If the Settlement is terminated in whole or in part or fails to become effective for any reason, or if the Effective Date does not occur, then (i) the Settlement shall be without force and effect upon the Settling Parties' rights as to the mutual funds subject to the termination, and none of its terms shall be effective or enforceable, except to the extent Administrative Expenses have been expended under this Stipulation; (ii) this Stipulation, the facts and terms of the Settlement, and all oral and written communications and other documents pertaining to the Settlement shall be null and void and without prejudice as to the mutual funds subject to termination and shall not be referred to by any of the Settling Parties or be admissible in any further proceedings in the Action or any other action or proceeding; (iii) the balance remaining in the Settlement Account attributable to the terminated fund or funds, together with accrued interest thereon, less any Administrative Expenses incurred before such termination shall be returned to Defendants within ten (10) business days; and (iv) the Settling Parties shall revert to their respective positions in the Action as of June 12, 2007, and the fact and terms of this Stipulation or the negotiations thereto or any information provided in connection with such negotiations shall not be admissible in any hearing or trial of the Action or any other action or proceeding as to the funds subject to termination. Except as set forth in this paragraph 7(d), Defendants shall have no right to the return of any of the funds paid into the Settlement Account.

8. The Settling Parties' Reaffirmation of Commitment to Protective Order

The Settling Parties and counsel for the Settling Parties (including Lead Counsel) hereby reaffirm their commitment to comply with all terms of the Stipulated Protective Order dated December 18, 2006 (as modified by the Court on December 21, 2006) and all settlement and mediation privileges, and represent and warrant that they have not divulged to any person or entity other than the Court, the named parties hereto, and any other persons or entities authorized to receive such materials under Section 7 of the Protective Order, the following: (i) any documents (including CDs and other electronic files) or information obtained during discovery and designated as Confidential or Highly Confidential pursuant to the Protective Order in the Action, or obtained in connection with the negotiation of this Settlement; or (ii) any material derived from such documents or information, including without limitation counsel's work product derived from such documents or information and any Confidential or Highly Confidential documents or information contained in pleadings filed under seal. The Settling Parties and their counsel further reaffirm their obligation under Section 7.1 of the Protective Order and settlement and mediation privileges to use such Confidential Information and Highly Confidential Information, documents or information obtained in connection with the negotiation of this Settlement, and any materials or written (including electronic) work product derived from such documents and information solely in connection with this Action. In accordance with Section 11 of the Protective Order, the Settling Parties and their counsel reaffirm their obligation to destroy all Confidential and Highly Confidential documents (including CDs and other electronic files) and information, and any material derived therefrom (including without limitation all copies, abstracts, compilations, summaries) so as to render it unreadable and unusable within 60 days of the Effective Date (except that counsel may retain an archival copy of all pleadings, motion papers, transcripts, legal memoranda, correspondence or attorney work product), and counsel for the Settling Parties agree to certify in writing to the Producing Party that they and each of their clients in the Action have done so. Nothing in this Paragraph or this Stipulation shall be deemed to preclude counsel for the Settling Parties from retaining and using any information that was previously designated Confidential or Highly Confidential but became public due to its use at any public hearing or its incorporation in any publicly available order of the Court. To the extent Lead Counsel desires to keep information allegedly falling within the immediately preceding sentence, it shall notify Defendants' Counsel in writing of all of the specific documents and information previously designated Confidential or Highly Confidential that it wishes to retain and/or use. Such notice shall be given at the same time that Lead Counsel certifies the destruction of other material and information.

9. Counsel Fees And Expenses

Lead Counsel may apply to the Court for an award of Counsel Fees and Expenses reasonably incurred in connection with the prosecution of the Action, including the Derivative Claim, to be paid out of the Settlement Account. This application shall be filed at least thirty-five (35) days prior to the Fairness Hearing. The award shall be paid to Lead Counsel on or before ten (10) business days following the Effective Date or the Court's approval of the application for Counsel Fees and Expenses, whichever is later, together with any interest accrued thereon from the date of the award until the date of payment. The Defendants and Released Parties shall have no other obligation to pay attorneys' fees or expenses of Lead Counsel or any other plaintiffs' counsel.

10. Compensation To Lead Plaintiff

Separately from and in addition to the amount paid to Lead Plaintiff under Paragraph 2(a)(iii), Lead Plaintiff may apply to the Court for an award of reasonable costs and expenses (including lost wages) directly relating to the representation of the class, to be paid out of the Settlement Account.

This application shall be filed at least thirty-five (35) days prior to the Fairness Hearing. The award shall be paid to Lead Plaintiff on or before ten (10) business days following the Effective Date or the Court's approval of the application for such an award, whichever is later, together with any interest accrued thereon from the date of the award until the date of payment. The Defendants and Released Parties shall have no other obligation to pay for any time or expenses incurred by Lead Plaintiff.

11. Entry Of Final Judgments/Orders

Consummation of this Settlement and distribution of the Settlement Account according to the Plan of Allocation are contingent upon the Court's entry of the Order and Final Judgment in all material respects in the form attached as Exhibit 5 hereto and the occurrence of the Effective Date.

12. 28 U.S.C. §1715

Defendants shall bear the responsibility for complying with 28 U.S.C. §1715 to the extent necessary and shall pay the expenses for such compliance separately from and in addition to any other payments made herein. Lead Counsel shall fully cooperate with Defendants as necessary to effectuate such compliance.

13. No Admission Of Wrongdoing

It is expressly understood that this Stipulation, whether consummated or not, and any negotiations or proceedings in connection herewith and any orders of the Court relating to it do not constitute and will not be construed as, or be deemed to be, evidence or an admission or concession on the part of Defendants of any liability or wrongdoing whatsoever, or the propriety of certifying a class other than for settlement purposes, or on the part of Lead Plaintiff or Settlement Class Members of any lack of merit to the Action. This Stipulation and each of its provisions and any orders of the Court relating to it, and any related proceedings, will not be offered or received in evidence of or construed as or deemed to be evidence of any presumption, concession, or admission by any person with respect to the truth of any fact alleged by plaintiffs, or the validity of any claim that has been or could have been asserted in the Action or in any litigation, or of any liability, negligence, fault or wrongdoing of any person.

14. General Provisions

(a) All of the exhibits attached hereto are hereby incorporated by reference in this Stipulation as though fully set forth herein.

(b) The undersigned attorneys and representatives for Lead Plaintiff and Defendants have authority to execute this Stipulation pursuant to the express authorization of their respective clients.

(c) Lead Plaintiff expressly represents and warrants that, in entering into the Settlement, he has relied upon his own knowledge and investigation (including the knowledge of and investigation performed by Lead Counsel), and not upon any promise, representation, warranty, or other statement made by or on behalf of any Defendant not expressly contained in this Stipulation.

(d) This document may be signed in counterparts, each of which shall be deemed to be and have the force of an original insofar as the signature thereon is concerned. Consistent with General Order 45(X), any electronic signature to this Stipulation (which the parties contemplate will be e-filed) shall be treated in all manners and respects as an original signature and shall be considered to have the same binding effect as if it were the original signed version thereof delivered in person.

(e) The service of papers and notices under this Stipulation shall be made upon Lead Counsel and the Settlement Class by serving such papers on:

Adam J. Gutride, Esq.
Seth A. Safier, Esq.
Gutride Safier Reese LLP
835 Douglass Street
San Francisco, CA 94114-3606

and upon Defendants by serving such papers on counsel for Defendants:

Gilbert R. Serota, Esq.
Howard, Rice, Nemerovski, Canady,
Falk & Rabkin
A Professional Corporation
Three Embarcadero Center, 7th Floor
San Francisco, CA 94111-4024

Bruce A. Ericson, Esq.
Pillsbury Winthrop Shaw Pittman LLP
50 Fremont Street
San Francisco, CA 94105-2228

by personal delivery or First Class mail.

(f) When used herein, the masculine shall include the feminine and the neuter.

(g) Federal law shall govern this Stipulation and any documents prepared or executed pursuant to this Stipulation, except that California law shall govern in the absence of controlling federal law. The forum for resolving disputes arising under or relating to this Stipulation shall be the United States District Court for the Northern District of California.

(h) This Stipulation may not be modified or amended, except by a writing signed by all Settling Parties or their respective successors-in-interest.

(i) The waiver by one party of any breach of this Stipulation by any other party shall not be deemed a waiver of any other prior or subsequent breach of this Stipulation.

(j) This Stipulation shall be binding upon, and inure to the benefit of, the successors and assigns of the Settling Parties and the Released Parties.

(k) The Settling Parties acknowledge, represent and warrant to each other that the releases and payments hereunder are adequate consideration for the consideration given.

(l) This Stipulation constitutes the complete agreement of the Settling Parties hereto and supersedes any prior agreements, oral or otherwise, which may have been reached in this Action.

(m) Except as set forth herein, the parties shall bear their own expenses and attorneys' fees incurred in this Action.

DATED: July 5, 2007.

GILBERT R. SEROTA
PATRICIA J. MEDINA
JASON M. SKAGGS
HOWARD RICE NEMEROVSKI CANADY
FALK & RABKIN
A Professional Corporation

By: /s/
JASON M. SKAGGS

Attorneys for Defendants WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT INCORPORATED, WELLS FARGO FUNDS DISTRIBUTOR, LLC, WELLS FARGO FUNDS TRUST and STEPHENS INC.

DATED: July 5, 2007.

BRUCE A. ERICSON
DAVID STANTON
PILLSBURY WINTHROP SHAW PITTMAN LLP

By: /s/
DAVID STANTON

Attorneys for Defendants WELLS FARGO & CO., WELLS FARGO INVESTMENTS, LLC, and H.D. VEST INVESTMENT SERVICES, LLC

DATED: July 5, 2007.

ADAM J. GUTRIDE
SETH A. SAFIER
MICHAEL R. REESE
GUTRIDE SAFIER REESE LLP

By: /s/
ADAM J. GUTRIDE

Attorneys for Lead Plaintiff RONALD SIEMERS, Plaintiff FORREST McKENNA and the SETTLEMENT CLASS

DECLARATION PURSUANT TO GENERAL ORDER 45, § X.B

I, JASON M. SKAGGS, hereby declare pursuant to General Order 45, § X.B, that I have obtained the concurrence in the filing of this document from each of the other signatories listed above.

I declare under penalty of perjury that the foregoing declaration is true and correct. Executed on July 5, 2007, at San Francisco, California.

/s/
JASON M. SKAGGS

EXHIBIT LIST

1. [Proposed] Order Preliminarily Approving Settlement, Notice, And Setting Fairness Hearing
2. Notice of Proposed Settlement of Class Action and Derivative Action
3. Summary Notice of Proposed Settlement of Class Action And Derivative Action
4. [Proposed] Plan of Allocation
5. [Proposed] Order Granting Final Approval Of Settlement And Entering Final Judgment
6. Changes to Disclosures in Prospectuses
7. Changes to Disclosures In Statement of Additional Information

GILBERT R. SEROTA (No. 75305)
Email: gserota@howardrice.com
PATRICIA J. MEDINA (No. 201021)
Email: pmedina@howardrice.com
JASON M. SKAGGS (No. 202190)
Email: jskaggs@howardrice.com
HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN
A Professional Corporation
Three Embarcadero Center, 7th Floor
San Francisco, California 94111-4024
Telephone: 415/434-1600
Facsimile: 415/217-5910

Attorneys for Defendants
WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT INCORPORATED, WELLS FARGO FUNDS DISTRIBUTOR, LLC, WELLS FARGO FUNDS TRUST and STEPHENS INC.

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

RONALD SIEMERS, Individually And On Behalf Of All Others Similarly Situated,

Plaintiff,

v.

WELLS FARGO & COMPANY, H.D. VEST INVESTMENT SERVICES, LLC, WELLS FARGO INVESTMENTS, LLC, WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT INC., STEPHENS INC., WELLS FARGO FUNDS DISTRIBUTOR, LLC, and WELLS FARGO FUNDS TRUST,

Defendants.

No. 05-04518 WHA

[PROPOSED] ORDER PRELIMINARILY APPROVING SETTLEMENT, NOTICE, AND SETTING FAIRNESS HEARING

WHEREAS, on June 1, 2007, the Court appointed Lead Plaintiff Siemers as the class representative and Lead Counsel as class counsel and certified a limited class of "[a]ll purchasers of shares (of any class) bought between November 4, 2000, and June 8, 2005, in any of the following mutual funds: Wells Fargo Advantage Small Cap Growth Fund, Wells Fargo TR [sic] Montgomery Emerging Markets Focus Fund, and Wells Fargo Diversified Equity Fund," but excluding from the class any person or entity whose only purchases of shares in these funds during the class period were through dividend reinvestments;

WHEREAS, the Montgomery Emerging Markets Focus Fund did not become the Wells Fargo Montgomery Emerging Markets Focus Fund until June 9, 2003, when Wells Fargo Funds Trust took over responsibility for the registration of that fund;

WHEREAS, on June 13, 2007 and June 28, 2007, counsel for the parties attended a further settlement conference supervised by United States Magistrate Judge Joseph C. Spero, during which they engaged in arms-length settlement negotiations that resulted in an agreement in principle to settle the Action and the Certified Class Claims and Derivative Claim (capitalized terms used herein have the meanings defined in the Stipulation of Settlement) and to dismiss all other claims;

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

WHEREAS, on July 5, 2007, Lead Plaintiff, on behalf of himself and the Settlement Class, and Defendants, by and through their respective counsel, filed a Stipulation of Settlement with this Court dated July 5, 2007 (the "Stipulation"), which is subject to review under Rule 23 of the Federal Rules of Civil Procedure and which, together with the exhibits thereto, sets forth the terms and conditions for a proposed settlement; and the Court having read and considered the Stipulation and exhibits thereto including the proposed Notice, Summary Notice, Plan of Allocation, proposed Order and Final Judgment, and proposed prospectus and SAI disclosures, and finding that substantial and sufficient grounds exist for entering this Order;

NOW, THEREFORE, IT IS HEREBY ORDERED:

1. A hearing in the Action will be held before this Court on ______________, 2007 **[to be set for no earlier than 100 days from the entry of this order]**, at 8:00 a.m., at the United States Courthouse for the San Francisco Division of the Northern District of California, Courtroom 9, located at 450 Golden Gate Avenue, San Francisco, CA 94102 (the "Fairness Hearing"). The

purpose of the Fairness Hearing is to finally determine (a) whether the terms of the Settlement described in the Stipulation are fair, reasonable and adequate, and should be approved by the Court; (b) whether the proposed Plan of Allocation is fair and reasonable and should be approved by the Court; (c) whether the Order and Final Judgment should be entered, dismissing and releasing certain claims as set forth in the Stipulation; (d) whether the application by Lead Plaintiff and Lead Counsel for an award of attorneys' fees and expenses should be approved; and (e) such other matters as the Court may deem appropriate.

2. The Court reserves the right to approve the Settlement with or without modification and with or without further notice of any kind to the Settlement Class, provided that the Settling Parties must consent to any modification.

3. The Court approves the form and substance of the Notice and the Summary Notice in substantially the form and content of Exhibits 2 and 3, respectively, to the Stipulation.

4. Lead Counsel has the authority to enter into the Stipulation on behalf of the Settlement Class and the Wells Fargo Advantage Small Cap Growth Fund, and is authorized to act on behalf of the Settlement Class Members and the Wells Fargo Advantage Small Cap Growth Fund with respect to all acts or consents required by or that may be given pursuant to the Stipulation or such other acts that are necessary to consummate the Settlement.

5. Within ten (10) business days of this Order, Defendants shall pay one million one hundred-fifty thousand dollars ($1,150,000) into the Settlement Account as provided in paragraph 2(a) of the Stipulation.

6. The Settlement Class shall be notified of the Settlement as provided in Paragraph 4(a) of the Stipulation, which provisions the Settling Parties shall comply with on or before sixty (60) days from the entry of this Order.

7. If requested by the parties, any and all transfer agents holding transfer records for the Certified Wells Fargo Mutual Funds are hereby ordered to produce such transfer records in a usable electronic format to Defendants or their designated agent within 10 days of receipt of a copy of this Order.

8. The form and method set forth herein of notifying the Settlement Class of the Settlement

and its terms and conditions meet the requirements of due process, Rule 23 of the Federal Rules of Civil Procedure, and Section 21D(a)(7) of the Exchange Act, 15 U.S.C. 78u-4(a)(7), as amended by the Private Securities Litigation Reform Act of 1995; constitute the best notice practicable under the circumstances; and shall constitute due and sufficient notice to all persons and entities entitled thereto.

9. To be entitled to a distribution from the Settlement Account (as provided in the Stipulation), a Settlement Class Member who has not requested exclusion therefrom must complete a claim form as provided in the Plan of Allocation, and be entitled to a distribution pursuant to the calculations set out in the Plan of Allocation.

10. Settlement Class Members shall be bound by the Judgment in the Action, including the releases set forth in the Stipulation, unless such persons request exclusion from the Settlement Class in a timely and proper manner, as hereinafter provided. A Settlement Class Member wishing to make such request shall submit the request online no later than twenty (20) days before the Fairness Hearing at a website operated by the Claims Administrator or mail the request in written form, by first class mail, postage prepaid, and postmarked no later than twenty (20) days before the Fairness Hearing, to the address listed in the Notice. Such request for exclusion shall clearly indicate the name and address of the person seeking exclusion, that the sender specifically requests to be excluded from the Settlement Class, and must be signed (or indicate electronic consent) by such person. If reasonably able to do so, such persons requesting exclusion should specify the estimated total amount of purchases of all shares of the Certified Wells Fargo Mutual Funds during the Class Period. The request for exclusion shall not be effective unless it provides the required information and is made within the time stated above, or the exclusion is otherwise accepted by the Court.

11. Any Settlement Class Member who files a request for exclusion in the manner set forth in the Notice and in Paragraph 10 above, will be excluded from the Settlement Class by the Court and will be free to pursue on his own behalf and at his own expense any rights he may have, but will not participate in the Settlement. Any Settlement Class Member who has not properly or timely filed a request for exclusion will be included in the Settlement Class and upon any approval of the Settlement will be bound by such Settlement and any judgment rendered in connection therewith.

No later than ten (10) days prior to the Fairness Hearing, the parties shall jointly submit a statement identifying Settlement Class Members who have opted out. Also no later than ten (10) days prior to the Fairness Hearing, the Claims Administrator, on behalf of Lead Plaintiff, and Defendants shall submit declarations attesting to their efforts to provide notice to Settlement Class Members.

12. Any Settlement Class Member who has not requested exclusion from the Settlement Class, and any current shareholder of the Wells Fargo Advantage Small Cap Growth Fund, may appear personally, or by counsel of his own choice and at his own expense, at the Fairness Hearing to show cause why: (a) the Settlement and Plan of Allocation should or should not be approved as fair, reasonable, and adequate; (b) a judgment should or should not be entered thereon; or (c) Lead Plaintiff, Lead Counsel and/or any other counsel for plaintiffs should or should not be awarded attorneys' fees, costs, and disbursements as requested. Persons desiring to be heard or entitled to contest the approval of any of the foregoing or other matters that may be considered by the Court at or in connection with the Fairness Hearing shall, on or before twenty (20) days before the Fairness Hearing, serve by hand or first-class mail proof of membership in the Settlement Class and written objections and copies of any supporting papers and briefs upon Lead Plaintiff by serving such papers on Lead Counsel:

Adam J. Gutride, Esq.
Seth A. Safier, Esq.
Gutride Safier Reese LLP
835 Douglass Street
San Francisco, CA 94114-3606

and upon Defendants by serving such papers on Defendants' counsel:

Gilbert R. Serota, Esq.
Howard, Rice, Nemerovski, Canady,
Falk & Rabkin
A Professional Corporation
Three Embarcadero Center, 7th Floor
San Francisco, CA 94111-4024

Bruce A. Ericson, Esq.
Pillsbury Winthrop Shaw Pittman LLP
50 Fremont Street
San Francisco, CA 94105-2228

and file said objections, papers, and briefs, showing due proof of service upon said Lead Counsel and Defendants' Counsel, with the Clerk of the United States District Court for the Northern District of California, 450 Golden Gate Avenue, San Francisco, CA 94102. Persons who intend to object to the Settlement, the Plan of Allocation, and/or the applications for award of attorneys' fees and expenses by Lead Plaintiff, Lead Counsel or any other counsel for plaintiffs, and desire to present evidence at the Fairness Hearing must include in their written objections the identity of any witnesses they may call to testify and exhibits they intend to introduce into evidence at the Fairness Hearing. Neither Settlement Class Members nor any additional, current shareholders of the Wells Fargo Advantage Small Cap Growth Fund must appear at the hearing or take any other action to indicate their approval.

13. Any Settlement Class Member or additional, current shareholder of the Wells Fargo Advantage Small Cap Growth Fund who does not object to the Settlement in the manner provided herein including by failing to appear and raise such objections at the Fairness Hearing will be deemed to have waived such objection and will forever be foreclosed from making any objection to the: (a) fairness, adequacy, or reasonableness of the Settlement; (b) the Plan of Allocation; and (c) awards of attorneys' fees and reimbursement of expenses to Lead Plaintiff, Lead Counsel or any other counsel for plaintiffs.

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN

14. Lead Counsel and its agents shall be responsible for processing all Proofs of Claim (if any) and administering the Settlement, subject to review by the Court.

15. Pending the final determination of the fairness, reasonableness, and adequacy of the Settlement, no Settlement Class Member may institute or commence any action or proceeding asserting any or all of the Certified Class Claims, as defined in the Stipulation.

16. The Court reserves the right to adjourn the Fairness Hearing or any adjournment thereof without any further notice other than an announcement in open court on the date and time set for the Fairness Hearing or any adjournment thereof.

17. All funds held by the Escrow Agent in the Settlement Account shall be deemed and considered to be in the Court's legal custody, and shall remain subject to the jurisdiction of the Court, until such time as such funds shall be distributed under the Stipulation and/or further Court order(s).

18. In the event that the Settlement shall not be consummated pursuant to its terms, the

Stipulation, including any amendment(s) thereto, and this Order shall be of no further force or effect, and without prejudice to any party, and may not be introduced as evidence or referred to in any actions or proceedings by any person or entity, and each party shall be restored to his, her or its respective positions in the Action as of June 12, 2007.

19. The Court retains exclusive jurisdiction over the action to consider all further matters arising out of, or connected with, the Settlement.

20. The Exhibits attached to the Stipulation filed with the Court are incorporated herein as though set forth in this Order.

21. All deadlines set forth in the Court's Case Management Order entered on September 28, 2006 that had not occurred as of the date of the Stipulation are hereby vacated.

DATED: ________________, 2007.

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN

HON. WILLIAM H. ALSUP

NOTICE OF PROPOSED SETTLEMENT OF CLASS ACTION AND DERIVATIVE ACTION

A federal court authorized this notice. This is not a solicitation from a lawyer.

Your legal rights are affected – Please read this notice carefully.

To: Members of the following groups:

Group 1: All purchasers of shares (of any share class) bought between November 4, 2000, and June 8, 2005, in either the Wells Fargo Advantage Small Cap Growth Fund (MNSCX) (WMNIX) (WMNBX) (WMNCX) (WFSIX) (WFSZX), **or Wells Fargo Diversified Equity Fund** (NVDAX) (NVDEX) (NVDBX) (WFDEX) and **all purchasers of shares (of any share class) bought between June 9, 2003, and June 8, 2005 of the Wells Fargo Montgomery Emerging Markets Focus Fund** (MFFAX) (MNEFX) (MFFBX) (MFFCX)**:**

Group 2: All holders of shares of the Wells Fargo Advantage Small Cap Growth Fund (MNSCX) (WMNIX) (WMNBX) (WMNCX) (WFSIX) (WFSZX) **as of July __, 2007:**

If you are a member of Group 1, you are a Class Member. You could get a payment from a class action settlement. You must decide soon whether you wish to make a claim, object to the settlement, preserve your right to bring a separate lawsuit by excluding yourself from the class, or do nothing and be bound by the terms of the settlement.

If you are a member of Group 2, you are a Current Holder. If the settlement is approved, money will be deposited into the Wells Fargo Advantage Small Cap Growth Fund. The settlement will also release any claim that fund may have against the Defendants. You have the right to object to this settlement.

The settlement resolves class action litigation arising out of certain alleged business practices of Wells Fargo & Company, Wells Fargo Investments, LLC, H.D. Vest Investment Services, LLC, Wells Fargo Funds Trust, Wells Fargo Funds Management, LLC, Wells Capital Management Incorporated, Wells Fargo Funds Distributor, LLC, and Stephens Inc. ("Defendants").

The class claim alleges that Defendants failed to adequately disclose that they paid brokerage houses to promote Wells Fargo mutual funds. The case further alleges that these payments were financed by alleged excessive fees charged to the mutual funds. It alleges violations of section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5.

The Court has made no factual findings in the case, and Plaintiff must prove his allegations.

Defendants deny the allegations and believe that all their actions were entirely lawful. Defendants contend that that the payments made to the brokerage houses were entirely lawful and properly disclosed. Defendants further contend that all fees charged to the mutual funds were fair and reasonable, consistent with fees paid by comparable funds, and were properly approved by independent fund trustees relying on independent data. Defendants also deny that any registered representatives were biased or that unsuitable investments were recommended as a result of the alleged payments.

A settlement has been reached. If the settlement is approved, Defendants will pay $1.15 million into a fund. The fund will be used to pay certain costs of giving notice of the settlement and administering it; the attorneys' fees, expenses, and compensation to the Lead Plaintiff approved by the court (collectively not to exceed $400,000); compensation to the Lead Plaintiff for releasing other claims ($1,500) and a payment to the Small Cap Growth Fund (not to exceed $50,000); with the balance to class members who file claim forms. In connection with the settlement, unless Class Members take certain actions described below, the Class Members will release all claims against Defendants and others regarding the Wells Fargo mutual funds listed above and the allegations in this lawsuit (the "Release").

IF YOU ARE A CLASS MEMBER, YOU HAVE THE FOLLOWING LEGAL RIGHTS AND OPTIONS IN THIS SETTLEMENT:

SUBMIT A CLAIM FORM by going to www. [ ] or by mail by , 2007 .	This is the only way to get a payment. In doing so, you agree to the Release.
EXCLUDE YOURSELF FROM THE SETTLEMENT by going to www.[ ] or by mail by ________, 2007.	Get no payment. This is the only option that allows you to be part of any other lawsuit concerning these Wells Fargo mutual funds and the facts giving rise to this case.
COMMENT ON OR OBJECT TO THE SETTLEMENT by filing documents in court by ________, 2007. See www. [ ] for more details.	Write to the Court about why you support or oppose the settlement and/or ask to appear at the hearing. The hearing will occur on ______, 2007 at 8:00 a.m.
DO NOTHING	Get no payment. In doing so, you agree to the Release.

IF YOU ARE CURRENT HOLDER OF THE WELLS FARGO ADVANTAGE SMALL CAP GROWTH FUND:

You have the right to comment on or object to this settlement and appear at the fairness hearing. You are not subject to any personal Releases, but the approval of this settlement will bar any other derivative claims on behalf of the Wells Fargo Advantage Small Cap Growth Fund with respect to the allegations in this case.

TO TAKE ANY OF THE ABOVE STEPS, AND FOR FURTHER INFORMATION ABOUT THE PROCEDURES INVOLVED AND YOUR RIGHTS, PLEASE VISIT [ ] AS SOON AS POSSIBLE.

Gutride Safier Reese LLP are the attorneys for the class and may be contacted at www.gutridesafier.com. Please do not contact the Court.

Date: [ ], 2007. BY ORDER OF THE COURT

WILLIAM H. ALSUP
UNITED STATES DISTRICT JUDGE

NOTICE OF PROPOSED SETTLEMENT OF CLASS ACTION AND DERIVATIVE ACTION

A federal court authorized this notice. This is not a solicitation from a lawyer.
Your legal rights are affected – Please read this notice carefully.

To: Members of the following groups:

Group 1 "Class Members": All purchasers of shares (of any share class) bought between November 4, 2000, and June 8, 2005, in the Wells Fargo Advantage Small Cap Growth Fund or Wells Fargo Diversified Equity Fund and all purchasers of shares (of any share class) bought between June 9, 2003 and June 8, 2005 of the Wells Fargo Montgomery Emerging Markets Focus Fund (the "Three Wells Fargo Mutual Funds").

Group 2 "Current Holders": All holders of shares of the Wells Fargo Advantage Small Cap Growth Fund as of July __, 2007.

IF YOU ARE A CLASS MEMBER, YOU HAVE THE FOLLOWING LEGAL RIGHTS AND OPTIONS IN THIS SETTLEMENT:

SUBMIT A CLAIM FORM by going to www.______.com or by mail by ____, 2007. See question 9 below.	This is the only way to get a payment. In doing so, you agree that the settlement releases any claims you may have concerning the Three Wells Fargo Mutual Funds and the facts giving rise to this case.
EXCLUDE YOURSELF FROM THE SETTLEMENT by going to www._____.com or by mail by ________, 2007. See question 13 below.	Get no payment. This is the only option that allows you to ever be part of any other lawsuit concerning the Three Wells Fargo Mutual Funds and the facts giving rise to this case.
COMMENT ON OR OBJECT TO THE SETTLEMENT by filing papers with the Court by ________, 2007. See questions 18-22 below.	Write to the Court about why you support or oppose the settlement and/or ask to appear at the hearing. The hearing will occur on ______, 2007 at 8:00 a.m.
DO NOTHING. See question 23 below.	Get no payment. In doing so, you agree that the settlement releases any claims you may have concerning the Three Wells Fargo Mutual Funds and the facts giving rise to this case.

IF YOU ARE A CURRENT HOLDER, YOU HAVE THE FOLLOWING LEGAL RIGHTS AND OPTIONS IN THIS SETTLEMENT:

You have the right to comment on or object to this settlement and appear at the Fairness Hearing by filing papers with the Court. See answers to Frequently Asked Questions 18-22, below. You do NOT have the right to make a claim, but if the Settlement is approved, money will be added to the Wells Fargo Advantage Small Cap Growth Fund. You are not subject to any personal Releases, but the approval of this settlement will bar any other derivative claims on behalf of the Wells Fargo Advantage Small Cap Growth Fund with respect to the allegations in this case.

Special Notice to Brokerage Houses, Banks, Insurance Companies, Employee Benefit Plans, all holders of Institutional class or Administrator class shares, and all shareholder servicing agents for any class of shares: You may be obligated to forward copies of this notice to all persons who are members of Group 1 or Group 2 for whose benefit you purchased, sold or held shares. For more information, please review the Order Preliminarily Approving Settlement, paragraph 8, which is available at www.[ ], and consult with your lawyers.

SUMMARY OF THE LITIGATION

The settlement resolves class action and derivative litigation arising out of certain alleged business practices of Wells Fargo & Company, Wells Fargo Investments, LLC, H.D. Vest Investment Services, LLC, Wells Fargo Funds Trust, Wells Fargo Funds Management, LLC, Wells Capital Management Incorporated, Wells Fargo Funds Distributor, LLC, and Stephens Inc. ("Defendants"). Court-appointed lead plaintiff, Ronald Siemers ("Plaintiff"), is an individual who invested money with certain Defendants by buying the above-mentioned mutual funds.

The class action case concerns mutual funds that currently are named Wells Fargo Advantage Small Cap Growth Fund, Wells Fargo Advantage Emerging Markets Focus Fund, and Wells Fargo Advantage Diversified Equity Fund. The names of these funds have changed during the Class Period. For example, the Wells Fargo Advantage Small Cap Growth Fund was formerly named the Wells Fargo Small Cap Growth Fund, the Wells Fargo Advantage Emerging Markets Focus Fund was formerly named the Wells Fargo Montgomery Emerging Markets Focus Fund, and the Wells Fargo Advantage Diversified Equity Fund was formerly named the Wells Fargo Diversified Equity Fund. Mutual funds that were series of entities other than Wells Fargo Funds Trust and were later acquired by or merged with the Three Wells Fargo Mutual Funds are not at issue in this case for the time prior to such acquisition or merger. Thus, the Class does not include purchasers of shares of the Montgomery Emerging Markets Focus Fund to the extent their purchases were made prior to June 9, 2003, because Wells Fargo Funds Trust did not have responsibility for the registration of that fund prior to June 9, 2003. The derivative case concerns only the Wells Fargo Advantage Small Cap Growth Fund.

The Court has made no factual findings in the case, and the Plaintiff must prove his allegations, which generally are as follows.

Plaintiff alleges that Wells Fargo had an undisclosed and continuing practice of allegedly extracting excessive advisory and other fees from its mutual funds. Plaintiff alleges that the alleged sham fees were imposed to satisfy ongoing revenue-sharing obligations to brokerage houses in exchange for promoting Wells Fargo mutual funds. Plaintiff alleges that the revenue-sharing payments benefited Wells Fargo, but not existing investors. Plaintiff claims that the alleged sham fees contributed to an alleged high fee structure imposed on investors and had grown so large as to generate a conflict of interest that should have been disclosed to investors. Plaintiff contends that by using vague disclosures, Defendants allegedly intended to suppress the fact that investors' money was allegedly being siphoned away for secret, unauthorized compensation to brokers to hype the funds. Plaintiff alleges that these payments reduced the value of the mutual funds for investors. Plaintiff claims that certain Defendants' conduct violated section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5. The settlement of these claims affects the rights of all Class Members.

In addition to his claims on behalf of the Class, Plaintiff is pursuing a derivative claim under section 36(b) of the Investment Company Act of 1940, on behalf of the Wells Fargo Advantage Small Cap Growth Fund. That claim (the "Derivative Claim") alleges that the investment advisor, a sub-adviser, and fund distributors received excessive fees from that fund during the period beginning November 4, 2004. It seeks to recover, for the Wells Fargo Advantage Small Cap Growth Fund, the amount of allegedly excessive fees paid plus interest. The settlement of the Derivative Claim affects the rights of all Current Holders.

Plaintiff also has claims against certain of the Defendants with regard to his purchases of mutual funds registered by companies other than Wells Fargo. Those claims were severed and stayed by the Court, and no motion has been brought to certify a class with respect to those claims. As part of the settlement, Plaintiff is personally releasing the Stayed Claims and any other claims he may have against Defendants with respect to his mutual funds purchases.

Defendants deny all claims made by Plaintiff and contend that all such claims were and are wholly without merit and have no value. Defendants further contend, among other things, that all fees received from these funds were fair and reasonable, consistent with fees paid by comparable funds, and were properly approved by independent fund trustees relying on independent data. Defendants further contend that their disclosures did not contain material omissions or misstatements, that the Class did not rely on any omissions or misstatements, that the payments made to parties selling these funds were entirely lawful and properly disclosed, and that the Class suffered no recoverable damages. Defendants deny that any registered representatives were biased or that unsuitable investments were recommended as a result of the alleged payments. Defendants also deny that the ultimate parent, Wells Fargo & Company, can be held responsible for the alleged conduct of its subsidiaries. Based on these contentions, among others, Defendants believe that Plaintiff is very unlikely to prevail on any claim in this litigation. However, Defendants have agreed to settle this case because they believe that the settlement amount is substantially less than the expected costs of litigation going forward.

SUMMARY OF THE SETTLEMENT

Under the terms of the proposed settlement, Defendants have paid $1,150,000 into a cash Settlement Fund, which is accruing interest. Reasonable costs associated with giving notice to the Class and administering the settlement will be paid by Defendants and/or deducted from the Settlement Fund, as set forth in the Stipulation. The Derivative Payment (of $50,000) and the Lead Plaintiff settlement payment (of $1,500) will also be deducted from the Settlement Fund. Attorneys' fees and costs and compensation to Lead Plaintiff awarded by the Court also will be deducted from the Settlement Fund, in an amount not to exceed $400,000. The parties will distribute the remainder of the Settlement Fund, together with interest, to Class Members in accordance with the Plan of Allocation.

The settlement also requires Defendants to amend the disclosures in their prospectuses and statements of additional information for the Three Wells Fargo Mutual Funds. These amendments are set out in full as Exhibit 6 and 7 to the Stipulation of Settlement.

Participating in this settlement will have no effect on any rights or claims you may have with respect to any Wells Fargo mutual funds other than the Wells Fargo Advantage Small Cap Growth Fund, Wells Fargo Montgomery Emerging Markets Focus Fund and Wells Fargo Diversified Equity Fund.

The Court in charge of this case still has to decide whether to approve the settlement. Payments will only be made if the Court approves the settlement and after any appeals are resolved.

PROJECTED RECOVERY PER CLASS MEMBER

The Settlement Fund will be distributed among the Class Members who make claims in proportion to their average holdings of the Three Wells Fargo Mutual Funds during the Class Period, from purchases made during the Class Period. In other words, Class Members who made the largest purchases during the Class Period and/or held shares so purchased for the longest amount of time during the Class Period will receive greater recoveries. If you are a Class Member and make a claim, your recovery will depend on (1) the average dollar amount of your holdings of the Three Wells Fargo Mutual Funds purchased during the Class Period, (2) the number of claims submitted by Class Members, (3) and the total average holdings of all Class Members who make claims, and (4) taxes, administration, attorneys' fees and other costs borne by the Settlement Fund. It cannot be determined at this time how much each Class Member who makes a claim will obtain from the Settlement Fund. Lead Counsel estimates that there are at least 50,000 Class Members entitled to make a claim and there may be up to 150,000 or more such Class Members.

In order to receive a distribution from the Settlement Account, your share of the Settlement Fund as computed according to the Plan of Allocation must be at least $20. No distributions of less than $20 will be made. Nor will any distribution be made that exceeds ten percent of the average value of your holdings of the Three Wells Fargo Mutual Funds during the Class Period.

For further information, please see the response to Question 10 below and the Plan of Allocation available at www.____.com for more information.

POTENTIAL OUTCOME OF CASE IN ABSENCE OF SETTLEMENT

The parties disagree on both liability and damages and do not agree on the average amount of damages per Class Member that would be recoverable if Plaintiff prevailed at trial. Defendants deny that they are liable to Plaintiff or the Class and deny that Plaintiff or the Class Members have suffered any damages. Lead Plaintiff believes that his claims have merit but also believes, however, that success is not assured on his Exchange Act claim, and that if he were to succeed, the best case would be with respect to the amounts paid for the denominated purpose of "revenue sharing." These amounts for the Three Wells Fargo Mutual Funds during the Class Period have been calculated to be approximately $1.70 million, of which approximately $392,000 (23.1%) was with respect to sales and assets of the Wells Fargo Advantage Small Cap Growth Fund, approximately $1.18 million (69.4%) was with respect to sales and assets of the Wells Fargo Diversified Equity Fund, and approximately $127,000 (7.5%) was with respect to sales and assets of the Wells Fargo Montgomery Emerging Markets Focus Fund. Your share of any possible recovery at trial is at this time not predictable, as it would depend on which fund and share class you purchased, when you purchased the shares, how many you owned, and how long you held them, in comparison to other Class Members, as well as numerous other factors, such as the fee structures of the particular fund and share class and whether the fees charged were "excessive."

Lead Plaintiff further believes that success is not assured on the Derivative Claim and that, if he was to succeed, it would most likely be with respect to the amounts paid by Defendants for the denominated purpose of "revenue sharing" at least for the one-year period prior to the filing of this Action, which Plaintiff's Lead Counsel has estimated to be approximately $87,500. If he were successful on the Derivative Claim, this amount (or some portion thereof) would be paid by Defendants to the Wells Fargo Advantage Small Cap Growth Fund, which would benefit all persons who held the fund at the time of payment.

Defendants deny they are liable on the Derivative Claim and contend, among other things, that all fees received from the Wells Fargo Advantage Small Cap Growth Fund were fair and reasonable, consistent with fees paid by comparable funds, and were properly approved by independent fund trustees relying in independent data.

STATEMENT OF LEAD PLAINTIFF COMPENSATION, ATTORNEYS' FEES AND COSTS SOUGHT

Lead Plaintiff and Plaintiff's Lead Counsel will submit an application for an award of compensation for time spent, attorneys' fees and for reimbursement of expenses incurred in connection with the prosecution of this litigation from the Settlement Fund, in an amount not to exceed $400,000.00. Plaintiff's Lead Counsel have prosecuted this litigation on a contingent fee basis, and have advanced the expenses of the litigation, in the expectation that if they were successful in obtaining a recovery for the Class they would be paid from such recovery. In this type of litigation, counsel are often awarded a percentage of the common-fund recovery as their attorneys' fees. In this case, the total request for fees, costs and award to the Lead Plaintiff will be slightly more than one-third of the settlement obtained.

REASONS FOR THE SETTLEMENT

Plaintiff's Lead Counsel state the principal reason for the settlement is that it represents a favorable outcome for the Class, arrived at after comprehensive investigation and analysis of the factual and legal issues surrounding Class Members' claims. Plaintiff's Lead Counsel further state that the proposed settlement is in the best interests of the Class as a whole given Defendants' willingness to settle now for a cash payment of $1.15 million, including the Derivative Payment, and adoption of measures to address the alleged problems giving rise to the lawsuit, balanced against the risks presented by the unresolved issues that might have been decided in Defendants' favor, the expense and delay of continued litigation, the risks of taking the case to trial, and the risks and delay presented by an appeal in the event of a favorable outcome at trial.

INSTRUCTIONS AND FREQUENTLY ASKED QUESTIONS

BASIC QUESTIONS

1. Why did I get this notice?

You or someone in your family may have purchased one or more of the Three Wells Fargo Mutual Funds. The Court directed that this notice be sent to you because you have a right to know about a proposed settlement of a class action lawsuit that will resolve claims based on those mutual funds, and about all of your options, before the Court decides whether to approve the settlement. If the Court approves the settlement, an administrator appointed by the Court will distribute the settlement money.

This notice explains the lawsuit, the settlement, your legal rights, what benefits are available, who is eligible for them, and how to get them.

The Court overseeing the case is the United States District Court for the Northern District of California. The lawsuit, *Siemers v. Wells Fargo & Co., et al*, Case No. C 05-4518 WHA, is pending before the Honorable William Alsup of the Northern District of California, San Francisco Division. The person who sued is called "Plaintiff." The companies being sued, who are called "Defendants," are Wells Fargo & Company, Wells Fargo Investments, LLC, H.D. Vest Investment Services, LLC, Wells Fargo Funds Trust, Wells Fargo Funds Management, LLC, Wells Capital Management Incorporated, Wells Fargo Funds Distributor, LLC, and Stephens Inc.

2. What is this lawsuit about?

The following is a summary of Plaintiff's allegations.

Plaintiff alleges that Wells Fargo had an undisclosed and continuing practice of allegedly extracting excessive advisory and other fees from its mutual funds. Plaintiff alleges that the alleged sham fees were imposed to satisfy ongoing revenue-sharing obligations to brokerage houses in exchange for promoting Wells Fargo mutual funds. Plaintiff alleges that the revenue-sharing payments benefited Wells Fargo, but not existing investors. Plaintiff claims that the alleged sham fees contributed to an alleged high fee structure imposed on investors and had grown so large as to generate a conflict of interest that should have been disclosed to investors. Plaintiff contends that by using vague disclosures, Defendants allegedly intended to suppress the fact that investors' money was being siphoned away for secret, unauthorized compensation to brokers to hype the funds. Plaintiff alleges that these payments reduced the value of the mutual funds for investors. Plaintiff claims that certain Defendants' conduct violated section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5, and Section 36(b) of the Investment Company Act of 1940.

The following is a summary of Defendants' defenses.

The Defendants deny all claims made by Plaintiff and contend, among other things, that all fees received from these funds were fair and reasonable, consistent with fees paid by comparable funds, and were properly approved by independent fund trustees relying on independent data. Defendants further contend that their disclosures did not contain material omissions or misstatements, that the Class did not rely on any omissions or misstatements, that the payments made to parties selling these funds were entirely lawful and properly disclosed, and that the Class suffered no recoverable damages. Defendants deny that any registered representatives were biased or that unsuitable investments were recommended as a result of the alleged payments. Defendants deny that the ultimate parent, Wells Fargo & Company, can be held responsible for the alleged conduct of its subsidiaries.

3. Why is this a class action? A derivative action?

In a class action, one or more people called class representative(s) (in this case, a Plaintiff) sues on behalf of people who have similar claims. All these people together constitute a plaintiff class. This is a class action because one court resolves all class-wide issues for all people who meet the class definition, except for those who exclude themselves from the class. This class action involves all purchasers of shares (of any share class) bought between November 4, 2000, and June 8, 2005, in the Wells Fargo Advantage Small Cap Growth Fund or Wells Fargo Diversified Equity Fund and all purchasers of shares (of any share class) bought between June 9, 2003 and June 8, 2005 of the Wells Fargo Montgomery Emerging Markets Focus Fund.

The derivative portion of the case is brought to benefit the Wells Fargo Advantage Small Cap Growth Fund by Lead Plaintiff, who is a current holder of that fund. The law allows a holder of a mutual fund to sue, on behalf of the fund, to recover any excessive fees paid by the fund.

4. Why is there a settlement?

The Court did not decide in favor of or against Plaintiff or Defendants. Instead, these parties agreed to a settlement. The settlement was reached through mediation after the parties litigated a number of motions including several motions to dismiss and a motion for class certification. Through the settlement, the parties avoid the risks, delay, and cost of preparing for and going to trial, and the affected Class Members will get compensation. Plaintiff and his attorneys think the settlement is in the best interests of the Class as a whole.

DETERMINING IF YOU ARE A CLASS MEMBER

5. How do I know if I am part of the Class?

The Class includes all purchasers of shares (of any share class) bought between November 4, 2000, and June 8, 2005, in the Wells Fargo Advantage Small Cap Growth Fund or Wells Fargo Diversified Equity Fund and all purchasers of shares (of any share class) bought between June 9, 2003 and June 8, 2005 of the Wells Fargo Montgomery Emerging Markets Focus Fund.

6. Who is not included in the Class?

Excluded from the Class are Judge Alsup; Released Persons (described in response to question 12 below); and any person or entity whose only purchases of shares in the Three Wells Fargo Mutual Funds during the Class Period were through dividend reinvestments. Also excluded from the Class are all persons and entities who timely and validly request exclusion from the Class in accordance with the requirements described in this notice under question 13 below.

7. I am still not sure if I am included.

If you are still not sure whether you are included, you can ask for free help. You can call [ ] or visit www.[ ] for more information.

SETTLEMENT BENEFITS

8. What does the settlement provide?

Defendants have paid $1.15 million into an interest-bearing account. This amount plus interest makes up the Settlement Fund. After deducting the Derivative Payment (of $50,000), payment to Lead Plaintiff to settle his individual claims (of $1,500), Court-awarded attorneys' fees and expenses and compensation to the Lead Plaintiff (collectively capped at $400,000), notice fees and costs of settlement administration (not expected to exceed $200,000), and taxes on income earned by the fund, the balance of this fund will be allocated among all Class Members who send in a valid proof of claim. (See the next question for information on how to send in a proof of claim).

9. How can I get a payment?

To qualify for payment, you must be a member of the Class and timely submit a claim form. The online claim form is available at www.[ ]. If you prefer to submit a printed claim form by mail, you may download one from www.______.com. If you do not have access to the internet, you may request that a printed claim form be mailed to you by calling the Claims Administrator at 1-888-______. Read the instructions carefully, fill out the form as directed and submit it as directed on the form no later than [ ], 2007. All information you enter on the claim form will be used only for the purpose of this case.

10. How will my payment be determined?

Plaintiff has proposed a Plan of Allocation for distributing settlement money among Class Members. At the Fairness Hearing, the Court will consider whether to approve this plan as well as the settlement. Under the settlement, the amount available for distribution will be the balance of the Settlement Fund remaining after deduction of Court-awarded attorneys' fees and litigation expenses, compensation to the Lead Plaintiff, taxes, and notice and settlement administration costs ("Net Settlement Fund"). The Net Settlement Fund will be distributed among those Class Members who timely submit valid claims. The preceding description of the Plan of Allocation is qualified in its entirety by reference to the Plan of Allocation itself, available at www.[ ].

Payment will be by wire transfer to the account you designate on your claim form, or by check mailed to the address you provide, at the discretion of the Claims Administrator. If you have an account with Wells Fargo Investments or Wells Fargo Funds Trust at the time the payments are distributed, the Claims Administrator may arrange in its discretion to have your payment electronically deposited into that account, if reasonably feasible.

11. When will I get my payment?

The Court will hold a hearing on [ ], 2007 at 8:00 a.m., to decide whether to approve the settlement. Under the terms of the settlement, the money will not be distributed until there is no possibility of appeal. If there are no appeals, the parties will seek to distribute your share of the Settlement Fund within sixty days. An appeal by a Class Member would likely delay your payment.

12. What am I giving up to get a payment or stay in the Class?

Unless you exclude yourself, you will continue to be a member of the Class, and that means that if the settlement is approved, you will release all "Released Claims" against the "Released Persons," and you will be prohibited from bringing or participating in any other cases concerning the "Released Claims" against the "Released Persons."

"Released Claims" means each and every of the Certified Class Claims and, in addition, any and all known and unknown claims, debts, demands, rights or causes of action or liabilities whatsoever, whether based on federal, state, local, statutory or common law or any other law, rule or regulation, whether fixed or contingent, accrued or unaccrued, liquidated or unliquidated, at law or in equity, matured or unmatured, whether class or individual in nature, or direct or derivative, as against the Released Persons with respect to the Three Wells Fargo Mutual Funds, arising out of or based upon the allegations made in any of the complaints filed in the Action and/or related in any way to any payments by or to any of Defendants in connection with the Certified Wells Fargo Mutual Funds. "Released Claims" includes a waiver of any and all provisions, rights and benefits conferred by law of any state or territory of the United States, federal law, or principle of common law, which is similar, comparable, or equivalent to Cal. Civ. Code §1542, which provides

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR,

but only to the extent that any such claims were made or might have been made with respect to the Three Wells Fargo Mutual Funds, and arise out of or are based upon the allegations made in any of the complaints filed in the Action and/or relate in any way to any payments by or to any of Defendants in connection with the Certified Wells Fargo Mutual Funds. The claims are released even if you later discover facts in addition to or different from those which you now know or believe to be true with respect to the subject matter of the Released Claims

"Released Persons" means Defendants (including without limitations any other entities named as defendants in the Action at any time, including any defendants who were dismissed in the Action), and all of their present and former employees, officers, trustees and directors, and all of their respective past or present subsidiaries, parents, successors, affiliates, predecessors, agents, attorneys, advisors, insurers, investment advisors, distributors, auditors, accountants, assigns, spouses, any member of their immediate family, or any trust which is for the benefit of any of them and/or member(s) of their immediate family and the legal representatives, heirs or successors in interest of all of the foregoing, and any person, firm, trust, corporation, officer, director or other individual or entity in which any one of them has a controlling interest or which is related to or affiliated with any of the foregoing.

"Certified Class Claims" means the claims asserted in the Action on behalf and for the benefit of the Settlement Class Members alleging violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 enacted pursuant thereto with respect to the Three Wells Fargo Mutual Funds.

If you remain a Class Member, all of the Court's orders will apply to you and legally bind you and each of your past or present agents, partners, members, affiliates, subsidiaries, issues, heirs, representatives, successors and assigns.

The above release applies only to Class Members.

EXCLUDING YOURSELF FROM THE CLASS

13. How do I exclude myself from (opt-out of) the Class and settlement?

If you are a member of the Class and do not want a payment from this settlement, but you want to retain any right to sue or continue to assert any of the Released Claims on your own against any Defendant or other Released Party, then you must take steps to get out of the Class. This is called excluding yourself from the Class, and is sometimes referred to as "opting out" of the Class.

To exclude yourself from the Class and settlement, you must either complete a request online at www. [ ] or send a written request by mail that clearly (1) states your name and address, (2) states that you request to be excluded from the Class and settlement in the Wells Fargo Securities Litigation, (3) specifies the approximate total value of any shares of the Three Wells Fargo Mutual Funds purchased during the Class Period, and (4) is signed by you. You must submit the request online, or postmark your mailed request, no later than [ ], 2007. Mailed requests should be addressed to: [ ]

You cannot exclude yourself by phone or e-mail. If you exclude yourself from the Class, you will not be entitled to any payment under the settlement, and you will have no right to comment in support of, or in opposition to, the settlement. If you exclude yourself from the Class, you will not be legally bound by anything that happens in this lawsuit, and you may be able to sue (or continue to sue) Defendants and other Released Persons in the future with regard to the Released Claims.

If you are not a member of the Class as defined above (see answer to questions 5-6), you do not need to do anything to exclude yourself.

14. If I do not exclude myself (that is, if I stay in the Class), can I bring a lawsuit for the same thing later?

No. If you are a Class Member, then unless you exclude yourself, you give up any rights to bring a lawsuit asserting any of the Released Claims against any Defendant or other Released Person. If you have a pending lawsuit that you believe concerns the Released Claims or the same matters alleged in this case, speak to your lawyer in that lawsuit immediately. You will likely have to exclude yourself from this Class and settlement to continue your own lawsuit. Remember, the exclusion deadline is [ ], 2007.

If you are not a member of the Class as defined above (see answer to questions 5-6), you do not need to do anything to exclude yourself.

15. If I exclude myself, can I get money from this settlement?

No. You will, however, retain your right to bring a lawsuit, continue to pursue an existing lawsuit, or be part of a different lawsuit asserting a Released Claim against a Released Person. If you exclude yourself, do not send in a proof of claim form.

THE LAWYERS REPRESENTING YOU

16. Do I have a lawyer in this case?

Yes. The Court ordered that the following law firm will represent you and the other Class Members: Gutride Safier Reese LLP, 835 Douglass Street, San Francisco, CA 94114. This law firm is called Plaintiff's Lead Counsel or Class Counsel. You can contact them at [ ] or www.gutridesafier.com. If you want to be represented by your own lawyer, you may hire one at your own expense.

17. How will the lawyers be paid? Will the Lead Plaintiff be paid?

Plaintiff's Lead Counsel will submit an application for an award of attorneys' fees and for reimbursement of expenses, and compensation to the Lead Plaintiff, from the Settlement Fund in an amount not to exceed $400,000, plus interest at the same rate as earned by the Settlement Fund. This payment is in addition to the payment of $1,500 that Lead Plaintiff will receive for settling his individual claims against Defendants as to which no class was certified. Lead Counsel, without further notice to the Class, may subsequently apply to the Court for fees and expenses they incur in connection with any proceedings after the fairness hearing (described below).

COMMENTING ON OR OBJECTING TO THE SETTLEMENT

18. How can I comment in support of, or in opposition to, the settlement?

If you are a Class Member or a current holder of the Wells Fargo Advantage Small Cap Growth Fund, you may comment in support of, or in opposition to, the settlement and/or the application for attorneys' fees and expenses. You may also file an objection with the Court as set forth below and request an opportunity to be heard at the Fairness Hearing. The Court will consider your views and/or objections. To comment on or object to the settlement, you must send a signed statement saying how you support or oppose the proposed settlement or the application for attorneys' fees in *Siemers v. Wells Fargo & Co., et al*, case no. C 05-4518 WHA. **You must include your name, address, telephone number, and your signature; and state the reasons why you support or oppose the proposed settlement or the application for attorneys' fees. Mail or deliver your comments and/or objections to the Court, Plaintiff's Attorneys and at least one of the Defendants' Attorneys at the following addresses, postmarked or delivered no later than [ ]:**

COURT	Clerk of the Court *Siemers v. Wells Fargo & Co., et al*, Case No. C 05-4518 WHA United States District Court for the Northern District of California 450 Golden Gate Ave. San Francisco, California 94102
PLAINTIFF'S LEAD COUNSEL	Adam Gutride, Esq. Gutride Safier Reese LLP 835 Douglass St. San Francisco, CA 94114
DEFENDANTS' ATTORNEYS	Counsel for Wells Fargo Funds Management and Wells Fargo Funds Trust: Gilbert Serota, Esq. Howard Rice Nemerovski Canady Falk & Rabkin A Professional Corporation 3 Embarcadero Center, 7th Floor San Francisco, CA 94111-4024 Counsel for Wells Fargo & Company: Bruce A. Ericson, Esq. Pillsbury Winthrop Shaw Pittman LLP 50 Fremont Street P.O. Box 7880 San Francisco, CA 94105-7880

19. What is the difference between commenting on or objecting to the settlement and excluding myself?

Commenting on or objecting to the settlement is telling the Court that you support or oppose the settlement. If you are a Class Member, you may comment upon or object to the settlement only if you stay in the Class. This means that if the settlement is approved, you will give up your right to bring or participate in a separate lawsuit with respect to the Released Claims. Excluding yourself is telling the Court that you do not want to be part of the Class and the settlement at all, so that you can retain your right to bring or participate in a separate lawsuit with respect to the Released Claims.

THE COURT'S FAIRNESS HEARING

20. When and where will the Court decide whether to approve the settlement?

The Court will hold a Fairness Hearing to decide whether to approve the settlement. You may come to the hearing and you may ask to speak, but you do not have to.

The Fairness Hearing will occur on [ ], at 8:00 a.m., at the United States District Court for the Northern District of California, 450 Golden Gate Ave., San Francisco, California 94102, in Courtroom 9, 19th Floor. At this hearing, the Court will consider whether the settlement is fair, reasonable, and adequate. If written comments or objections in support or in opposition to the settlement have been submitted, the Court will consider them. The Court will listen to people who have made a timely written request to speak at the hearing (see question 22 below). The Court also may decide how much to award Plaintiff's Lead Counsel for attorneys' fees and reimbursement of expenses, and whether and in what amount an award should be given to the Lead Plaintiff. After the hearing, the Court will decide whether to approve the settlement.

21. Do I have to come to the Fairness Hearing?

No. Plaintiff's Lead Counsel will answer questions the Court may have. But you may attend at your own expense. If you send written comments in support of or in opposition to the settlement, you do not have to come to Court to talk about them. As long as you mailed your written comments or objections on time, the Court will consider them. You also may pay your own lawyer to attend, but it is not necessary.

22. May I speak at the Fairness Hearing?

You may ask the Court for permission to speak at the Fairness Hearing or to have an attorney who is retained and paid by you speak on your behalf. To ask the Court's permission to appear (or have your lawyer appear) at the Fairness Hearing, you must include with your written comments, described under question 18 above, a statement that you or your lawyer intend to appear at the Fairness Hearing. If you intend to have any witnesses testify or intend to introduce any evidence at the Fairness Hearing, you must list the witnesses and evidence in your written comments. Be sure to comply with all of the other listed requirements for submitting written comments, including the postmark deadline of [ ], 2007. You cannot speak at the hearing if you exclude yourself from the Class.

IF YOU DO NOTHING

23. What happens if I do nothing at all?

If you are a Class Member and you do nothing, you will get no money from this settlement. You also will not be able to bring, continue to pursue, or be part of any other separate lawsuit asserting any Released Claim against any Released Person.

If you are a Current Holder and you do nothing,you are not subject to any personal Releases, but the approval of this settlement will bar any other derivative claims on behalf of the Wells Fargo Advantage Small Cap Growth Fund with respect to the allegations in this case.

GETTING MORE INFORMATION

24. How do I get more information?

This notice summarizes the proposed settlement. More details are in a Stipulation of Settlement dated July [ ], 2007. You can get a copy of the Stipulation of Settlement by visiting the website at [ ]. At the website, you will also find other information to help you determine whether you are a Class Member and whether you are eligible for a payment.

If your questions are not answered by this Notice, you can also call the Claims Administrator at [ ]. Any other questions should be directed to Plaintiff's Lead Counsel identified under question 16 above. ***Please do not call the Court.***

Date: [ ], 2007.

BY ORDER OF THE COURT

WILLIAM H. ALSUP
UNITED STATES DISTRICT JUDGE

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

RONALD SIEMERS, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. WELLS FARGO & COMPANY, H.D. VEST INVESTMENT SERVICES, LLC, WELLS FARGO INVESTMENTS, LLC, WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT, INC., STEPHENS, INC., WELLS FARGO FUNDS DISTRIBUTOR, LLC, AND WELLS FARGO FUNDS TRUST, Defendants.	No. 05-04518 WHA [PROPOSED] PLAN OF ALLOCATION

This plan sets forth the method of apportioning and distributing the Settlement Account created pursuant to the Stipulation of Settlement. All capitalized terms have the meanings assigned to them in the Stipulation of Settlement.

1. Claims Administrator

Lead Counsel shall be empowered to retain a third party to fulfill the duties of the Claims Administrator under this Plan of Allocation, but the selection of the third party shall be subject to the approval of Defendants. The Claims Administrator shall not be an agent, vendor or in any way affiliated with any of Defendants.

2. Apportionment of Settlement Account

(a) During the existence of the Settlement Account, the Escrow Agent shall pay any taxes due out of the assets of the Settlement Account.

(b) Within sixty (60) days of the Effective Date, the Claims Administrator shall apportion the balance of the Settlement Account in the following order:

(i) Taxes. The Claims Administrator shall pay any remaining taxes due.

(ii) Administrative Costs. The Claims Administrator shall receive from the Settlement Account its Administrative Costs.

(iii) Payment to Lead Plaintiff. The Claims Administrator shall pay the Lead Plaintiff one thousand five hundred dollars ($1,500).

(iv) Attorneys' Fees and Expenses to Lead Plaintiff and Lead Counsel. The Claims Administrator shall pay Lead Counsel and any other counsel for plaintiffs all Court-awarded attorneys' fees and expenses, and shall pay Lead Plaintiff all Court-awarded compensation and expenses, in a total amount not to exceed four hundred thousand dollars ($400,000.00), plus interest accrued thereon from the date of the Court's order awarding such fees, compensation and/or expenses.

(v) Payment to Small Cap Growth Fund. The Claims Administrator shall pay the Wells Fargo Advantage Small Cap Growth Fund fifty thousand dollars ($50,000.00), less five percent of the total amount ordered by the Court to be paid as attorneys' fees and expenses and/or to the Lead Plaintiff, plus accrued interest.

(vi) Apportionment of Remainder to Certified Wells Fargo Mutual Funds. The remaining balance of the Settlement Account shall be apportioned to pay claims with respect to each Certified Wells Fargo Mutual Fund (hereinafter "Certified Fund") as follows: Small Cap Growth Fund 23.1%, Diversified Equity Fund 69.4%, Montgomery Emerging Markets Focus Fund 7.5%. For example, if the remaining balance of the Settlement Account is $650,000.00, the portion used to pay claims with respect to the Small Cap Growth Fund will be $150,150.00. This dollar amount for each Certified Wells Fargo Mutual Fund will be known as the Apportionment Amount.

3. Claims Process

(a) Lead Counsel shall create a claim form, which shall be available on request from the Claims Administrator and on the internet at a website whose location is stated in the Notice and the Summary Notice. The claim form may be filled out online, and Settlement Class Members shall also have the option of submitting a paper copy of the claim form by mail, and such option shall be made clear on the website. Class members may obtain a paper copy of the claim form by

(1) downloading it from the website or (2) requesting that the Claims Administrator mail it to them by calling the Claims Administrator's toll-free number and providing their mailing address. The claim form shall be substantially in the form attached hereto as Exhibit A, but with modifications requested by the Court and/or the Claims Administrator and approved by the parties.

(b) The website referred to in Paragraph 3(a), and any other website used for notice or claims administration or otherwise in connection with the Settlement, shall be subject the provisions set forth in Paragraph 4(a)(vii) of the Stipulation.

(c) Settlement Class Members shall be entitled to a distribution from the Settlement Account only if they file a claim form no later than sixty (60) days after entry of the Order and Final Judgment. All Settlement Class Members who fail to timely submit a claim form shall be forever barred from receiving any payments pursuant to the Stipulation.

(d) On the claim form, the Settlement Class Member shall state, under penalty of perjury, for each Certified Fund as to which the Settlement Class Member wishes to make a claim, the following:

(i) the dates of any purchases and sales of shares (excluding automatic reinvestments) during the following Claims Periods:

(a) Small Cap Growth Fund: November 4, 2000 to June 8, 2005,

(b) Diversified Equity Fund: November 4, 2000 to June 8, 2005,

(c) Emerging Markets Focus Fund: June 9, 2003 to June 8, 2005;

(ii) the number and price of shares purchased or sold on each such occasion and the total transaction amount;

(iii) the fund name and share class (or ticker symbol) so purchased or sold;

(iv) The Settlement Class Member's full name, address, telephone number, email address, tax identification number, and W-9 certification; and

(v) acknowledgement that claims are subject to audit and that false claims can give rise to prosecution for perjury and/or wire or mail fraud.

(e) The Settlement Class Members who timely make valid claims shall be known as Claimants.

4. Computation of Amounts Due to Settlement Class Members

(a) The amount of the Settlement Account apportioned to each Claimant shall be based on the ratio between (1) the Claimant's average holdings of the Certified Funds during the Class Period and (2) the total holdings of those Certified Funds by all Claimants. This ratio shall be computed as provided in the following sub-paragraphs of this Paragraph 4.

(b) From the information supplied on the claim form as to number of shares purchased or sold, as well as publicly available information as to the closing share price on each day, the Claims Administrator shall determine each Claimant's daily account balance in each Certified Fund with respect to purchases made during the Claims Period. The Claims Administrator shall then determine for each Certified Fund the sum of each Claimant's daily account balances related to purchases during the Claims Period, divided by the number of days between the Beginning Date for that Certified Fund and the end of the Class Period. (For the Small Cap Growth Fund and Diversified Equity Fund, the divisor is 1678 days; and for Montgomery Emerging Markets, the divisor is 730 days). The result, for each Certified Fund and Claimant, shall be known as the Claimant Average Fund Balance.

(c) The Claims Administrator shall determine, for each Claimant, the sum of the Claimant Average Fund Balances. This sum shall be known as the Claimant Average Total Balance. The Claims Administrator also shall compute ten percent (10%) of the Claimant Average Total Balance, which shall be known as the Claimant Ten Percent Ceiling.

(d) The Claims Administrator shall determine for each Certified Fund, the sum of the Claimant Average Fund Balances held by all Claimants. This sum, for each Certified Fund, shall be known as the Class Average Fund Balance.

(e) The Claims Administrator shall determine, for Claimant and each Certified Fund, the ratio between the Claimant Average Fund Balance and the Class Average Fund Balance. This ratio shall be known as the Claimant Fund Ratio.

(f) For each Certified Fund and each Claimant, the Claims Administrator shall multiply the Claimant Fund Ratio times the Apportionment Amount in Paragraph 2(b)(v)) above. The product shall be called the Claimant Fund Apportionment Amount.

(g) For each Claimant, the Claims Administrator shall sum the Claimant Fund Apportionment Amounts for all three Certified Funds. This sum shall be known as the Claimant Distribution Amount.

(h) The entire Claimant Distribution Amount shall be distributed to the Claimant unless the Claimant Distribution Amount (1) is greater than the Claimant Ten Percent Ceiling or (2) is less than $20.00. If the Claimant Distribution Amount is greater than the Claimant Ten Percent Ceiling, the Claimant Distribution Amount shall be reduced to equal the Claimant Ten Percent Ceiling.

(i) For any Claimant whose Claimant Distribution Amount is less than $20.00, a second calculation will be performed as follows.

(i) The Claims Administrator shall determine the sum of all Claimant Distribution Amounts that were less than $20.00, plus the sum of the Claimant Distribution Amounts in excess of the Claimant Ten Percent Ceilings. This combined sum shall be known as the Total Reallocation Pool.

(ii) The Claims Administrator shall divide the Total Reallocation Pool into three pools, one for each Certified Fund, according to the same percentages set forth in Paragraph 2(b)(vi) above. Each result shall be known as a Fund Reallocation Pool.

(iii) Beginning with Claimant who had an initial calculated Claimant Distribution Amount of $19.99 and proceeding sequentially to Claimants with lower Claimant Distribution Amounts, $20.00 shall be distributed to each Claimant until the Fund Reallocation Pool is exhausted. If any Claimant after the above process still is not entitled to at least $20.00, that Claimant will receive no distribution.

(j) If after the above process is complete, there remain additional funds in the Settlement Account, the Court shall determine how to allocate such funds, except that no portion of the amount shall be returned to any of the Released Parties.

5. Notice Of Rejected Claims

If no distribution is being made to the Claimant, the Claims Administrator shall inform the Claimant by email as to the reasons for non-distribution.

6. Distribution To Settlement Class Members

The Claims Administrator shall pay the Claimant Distribution Amount to the Claimant in one of the following methods, at its discretion: (a) mail a check to the address provided on the claim form or (b) if reasonably feasible, have the funds electronically transferred to the Claimant, if the Claimant has a Wells Fargo Account that is open at the time of distribution. Defendants shall bear the costs of any such electronic transfers and shall cooperate with the Claims Administrator to facilitate payments to holders of the Wells Fargo Accounts that are open at the time of distribution.

DATED: ________________, 2007.

____
HONORABLE WILLIAM H. ALSUP
UNITED STATES DISTRICT JUDGE

Class Action Settlement Claim Form

Siemers v. Wells Fargo & Co. et. al.

You may submit a claim either by entering the required information online at www. _______.com or by filling out this paper form and mailing to it _________.

1. INVESTOR INFORMATION

All fields are required. If the investor on whose behalf the claim is being made is a minor or ward, the mailing address, telephone number and email address may be that of the parent or legal guardian. The name and social security or tax identification number must be that of the investor.

Full Name____________________________

Address ________________________________

____

City ______________________ State _______

Postal/Zip_________ Country ________________

Soc. Sec. No./Tax ID No.

____

Telephone (______) _______ - ____________

Email: _______________@__________ . ___

2. WELLS FARGO ADVANTAGE SMALL CAP GROWTH FUND

Fill out this section if you purchased any shares of the Wells Fargo Advantage Small Cap Growth Fund (hereinafter "Small Cap Growth Fund") from **November 4, 2000 to June 8, 2005, inclusive. You must fill in all fields.** Do NOT simply state "$100", "10 shares per month" or $200/month" as your claim will be rejected.

A. SHARE CLASS

Check below **all** share classes that you purchased of the Small Cap Growth Fund. If you purchased more than one share class, note in the column entitled "Share Class" which share class (e.g, A, I, B, C, Z, or Administrator) with respect to each purchase If you purchased only one share class, you need not complete the column entitled "Share Class."

- ☐ Small Cap Growth Fund Class A (MNSCX)
- ☐ Small Cap Growth Fund Class I (WFSIX)
- ☐ Small Cap Growth Fund Class B (WMNBX)
- ☐ Small Cap Growth Fund Class C (WMNCX)
- ☐ Small Cap Growth Fund Class Z (WFSZX)
- ☐ Small Cap Growth Fund Administrator Class (WMNIX)

B. PURCHASES

Include all purchases you made, including by transferring money into the Small Cap Growth Fund from a different Wells Fargo mutual fund, but not including automatic dividend reinvestments. If you need additional lines, photocopy this sheet and attach the photocopy

Month/Day/Year	Number of Shares Purchased	Price per Share	Total Transaction	Share Class
____/____/200__	__________.______	$________.______	$________.______	
____/____/200__	__________.______	$________.______	$________.______	
____/____/200__	__________.______	$________.______	$________.______	
____/____/200__	__________.______	$________.______	$________.______	

Month/Day/Year	Number of Shares Purchased	Price per Share	Total Transaction	Share Class
____/____/200__	________.______	$________.______	$________.______	

C. SALES

Include all sales you made by redeeming the Small Cap Growth fund or transferring money from the Small Cap Growth Fund to a different Wells Fargo mutual fund. If you need additional lines, photocopy this sheet and attach the photocopy

Month/Day/Year	Number of Shares Sold	Price per Share	Total Transaction	Share Class
____/____/200__	________.______	$________.______	$________.______	
____/____/200__	________.______	$________.______	$________.______	
____/____/200__	________.______	$________.______	$________.______	
____/____/200__	________.______	$________.______	$________.______	
____/____/200__	________.______	$________.______	$________.______	

3. WELLS FARGO ADVANTAGE DIVERSIFIED EQUITY FUND

Fill out this section if you purchased any shares of the Wells Fargo Advantage Diversified Equity Fund (hereinafter "Diversified Equity Fund") from **November 4, 2000 to June 8, 2005, inclusive. You must fill in all fields.** Do NOT simply state "$100", "10 shares per month" or $200/month" as your claim will be rejected.

A. SHARE CLASS

Check below **all** share classes that you purchased of the Diversified Equity Fund. If you purchased more than one share class, note in the column entitled "Share Class" which share class (e.g, A, B, C, or Administrator) with respect to each purchase If you purchased only one share class, you need not complete the column entitled "Share Class."

- ☐ Diversified Equity Fund Class A (NVDAX)
- ☐ Diversified Equity Fund Class B (NVDBX)
- ☐ Diversified Equity Fund Class C (WFDEX)
- ☐ Diversified Equity Fund Administrator Class (NVDEX)

B. PURCHASES: November 4, 2000 to June 8, 2005

Include all purchases you made, including by transferring money into the Diversified Equity Fund from a different Wells Fargo mutual fund, but not including automatic dividend reinvestments. If you need additional lines, photocopy this sheet and attach the photocopy

Month/Day/Year	Number of Shares Purchased	Price per Share	Total Transaction	Share Class
____/____/200__	________.______	$________.______	$________.______	
____/____/200__	________.______	$________.______	$________.______	
____/____/200__	________.______	$________.______	$________.______	
____/____/200__	________.______	$________.______	$________.______	
____/____/200__	________.______	$________.______	$________.______	

C. SALES: November 4, 2000 to June 8, 2005

Include all sales you made by redeeming the Diversified Equity fund or transferring money from the Diversified Equity Fund to a different Wells Fargo mutual fund. If you need additional lines, photocopy this sheet and attach the photocopy

Month/Day/Year	Number of Shares Sold	Price per Share	Total Transaction	Share Class
____/____/200__	________.______	$________.______	$________.______	
____/____/200__	________.______	$________.______	$________.______	
____/____/200__	________.______	$________.______	$________.______	
____/____/200__	________.______	$________.______	$________.______	
____/____/200__	________.______	$________.______	$________.______	

4. WELLS FARGO ADVANTAGE EMERGING MARKETS FOCUS FUND

Fill out this section if you purchased any shares of the Wells Fargo Advantage Emerging Markets Focus Fund (hereinafter "Emerging Markets Focus Fund") from **June 9, 2003 to June 8, 2005, inclusive. You must fill in all fields.** Do NOT simply state "$100", "10 shares per month" or $200/month" as your claim will be rejected.

A. SHARE CLASS

Check below all share classes that you purchased of the Emerging Markets Focus Fund. If you purchased more than one share class, note in the column entitled "Share Class" which share class (e.g, A, B, C, or Administrator) with respect to each purchase If you purchased only one share class, you need not complete the column entitled "Share Class."

- ☐ Emerging Markets Focus Fund Class A (MFFAX)
- ☐ Emerging Markets Focus Fund Class B (MFFBX)
- ☐ Emerging Markets Focus Fund Class C (MFFCX)
- ☐ Emerging Markets Focus Fund Administrator Class (MNEFX)

B. PURCHASES: June 9, 2003 to June 8, 2005

Include all purchases you made, including by transferring money into the Emerging Markets Focus Fund from a different Wells Fargo mutual fund, but not including automatic dividend reinvestments. If you need additional lines, photocopy this sheet and attach the photocopy

Month/Day/Year	Number of Shares Purchased	Price per Share	Total Transaction	Share Class
____/____/200__	________.______	$________.______	$________.______	
____/____/200__	________.______	$________.______	$________.______	
____/____/200__	________.______	$________.______	$________.______	
____/____/200__	________.______	$________.______	$________.______	
____/____/200__	________.______	$________.______	$________.______	

C. SALES: June 9, 2003 to June 8, 2005

Include all sales you made by redeeming the Emerging Markets Focus Fund or transferring money from the Emerging Markets Focus Fund to a different Wells Fargo mutual fund. If you need additional lines, photocopy this sheet and attach the photocopy

Month/Day/Year	Number of Shares Sold	Price per Share	Total Transaction	Share Class
___/___/200_	_____.___	$_____.___	$_____.___	
___/___/200_	_____.___	$_____.___	$_____.___	
___/___/200_	_____.___	$_____.___	$_____.___	
___/___/200_	_____.___	$_____.___	$_____.___	
___/___/200_	_____.___	$_____.___	$_____.___	

5. SIGNED DECLARATION UNDER PENALTY OF PERJURY

I declare under penalty of perjury under the laws of the United States:

1. All the information listed above, including all purchases and sales, and the tax identification number are true and correct to the best of my knowledge.
2. The investor on whose behalf this claim is submitted is not subject to backup withholding because: (a) the investor is exempt from backup withholding, or (b) the investor has not been notified by the Internal Revenue Service (IRS) that the investor is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified the investor that the investor is no longer subject to backup withholding.
3. I understand that this claim may be audited and if so, I will be required to supply additional information, and if I have intentionally submitted a false claim, I may be prosecuted under federal law for, among other things, perjury and/or wire or mail fraud.

Date: _____/_____/2007 Signature____________________

GILBERT R. SEROTA (No. 75305)
Email: gserota@howardrice.com
PATRICIA J. MEDINA (No. 201021)
Email: pmedina@howardrice.com
JASON M. SKAGGS (No. 202190)
Email: jskaggs@howardrice.com
HOWARD RICE NEMEROVSKI CANADY
FALK & RABKIN
A Professional Corporation
Three Embarcadero Center, 7th Floor
San Francisco, California 94111-4024
Telephone: 415/434-1600
Facsimile: 415/217-5910

Attorneys for Defendants
WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT INCORPORATED, WELLS FARGO FUNDS DISTRIBUTOR, LLC, WELLS FARGO FUNDS TRUST and STEPHENS INC.

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

RONALD SIEMERS, Individually And On Behalf Of All Others Similarly Situated,

Plaintiff,

v.

WELLS FARGO & COMPANY, H.D. VEST INVESTMENT SERVICES, LLC, WELLS FARGO INVESTMENTS, LLC, WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT INC., STEPHENS INC., WELLS FARGO FUNDS DISTRIBUTOR, LLC, and WELLS FARGO FUNDS TRUST,

Defendants.

No. 05-04518 WHA

[PROPOSED] ORDER GRANTING FINAL APPROVAL OF SETTLEMENT AND ENTERING FINAL JUDGMENT

On the ___ day of _____________, 2007, a hearing having been held before this Court to determine: (a) whether the terms of the Settlement described in the Stipulation of Settlement, filed with this Court on July 5, 2007, are fair, reasonable and adequate, and should be approved by the Court; (b) whether the proposed Plan of Allocation is fair and reasonable and should be approved by the Court; (c) whether this Order and Final Judgment should be entered, dismissing and releasing certain claims as set forth in the Stipulation and herein; (d) whether the application of Lead Plaintiff and Lead Counsel for an award of attorneys' fees and reimbursement of expenses should be approved; and (e) such other matters as the Court may deem appropriate; and

The Court having considered all matters submitted to it at the hearing and otherwise; and

It appearing that notices substantially in the form approved by the Court in the Preliminary Order were delivered and published as set forth in Paragraph 4 of the Stipulation; and

It appearing that all officials required to be notified of the Settlement pursuant to 28 U.S.C. §1715 have been so notified;

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

NOW, THEREFORE, IT IS HEREBY ORDERED, ADJUDGED AND DECREED THAT:

1. The Court has jurisdiction over the subject matter of the Action, Lead Plaintiff, all Settlement Class Members and Defendants.

2. All capitalized terms used herein shall have the same meanings as set forth and defined in the Stipulation.

3. The Court incorporates its prior order of June 1, 2007 finding that the prerequisites for a class action under Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure have been satisfied as to the following class: All purchasers of shares (of any class) bought between November 4, 2000, and June 8, 2005, in the Wells Fargo Advantage Small Cap Growth Fund, Wells Fargo Montgomery Emerging Markets Focus Fund, and Wells Fargo Diversified Equity Fund, but excluding any person or entity whose only purchases of shares in these funds during the Class Period were through dividend reinvestments. The Court further finds that the Settlement Class, as defined in the Stipulation, differs from the class the Court previously certified only insofar as the Settlement Class excludes the Court, Released Parties, and any member of the Settlement Class who made a proper and timely request for exclusion from the Settlement Class. The Court also clarifies that the class

previously certified and the Settlement Class do not include purchasers of shares of the Montgomery Emerging Markets Focus Fund to the extent their purchases were made prior to June 9, 2003 because that fund was not named the Wells Fargo Emerging Markets Focus Fund and Wells Fargo Funds Trust did not have responsibility for the registration of that fund until June 9, 2003. The Court therefore amends its order of June 1, 2007 to conform the scope of the class there certified to the scope of the Settlement Class.

4. The Court hereby finds that the form, content and method of distribution of the Notice and Summary Notice provided the most reasonable notice practicable under the circumstances. These notices provided due and adequate notice of these proceedings and the matters set forth herein, including the Settlement and Plan of Allocation, to all persons and entities entitled to such notice, and fully satisfied the requirements of Rule 23 of the Federal Rules of Civil Procedure, Section 21D(a)(7) of the Securities Exchange Act of 1934, 15 U.S.C. 78u-4(a)(7) as amended by the Private Securities Litigation Reform Act of 1995, and due process. With respect to notice of the settlement of the Derivative Claim, the Court specifically finds and concludes that: (1) Rule 23.1 of the Federal Rules of Civil Procedure does not apply to claims under Section 36(b) of the Investment Company Act, *see Daily Income Fund v. Fox*, 464 U.S. 523, 528 (1991); (2) there is no authority requiring direct notice to all current shareholders of the Wells Fargo Advantage Small Cap Growth Fund; (3) a significant percentage of current shareholders of the Wells Fargo Advantage Small Cap Growth Fund received direct notice of the Settlement, because such notice was included in the Notice regarding the class settlement, and an estimated 75% of shareholders of the fund as of June 26, 2007 were holders of the Wells Fargo Advantage Small Cap Growth Fund on June 8, 2005; (4) sending direct notice to the other current shareholders would be prohibitively expensive, particularly in light of the amount of money paid to settle this claim; and (5) the Summary Notice was reasonably calculated to reach current shareholders of the Wells Fargo Advantage Small Cap Growth Fund because it was published in the Investors' Business Daily and on a national wire service, and therefore republished on numerous financial websites.

5. A full opportunity has been offered to the Settlement Class Members to exclude themselves from the Settlement Class, and attached as Exhibit A is a list of all the persons and

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN
A Professional Corporation

entities that timely filed a valid request for exclusion from the Settlement Class. Thus, it is hereby determined that all Settlement Class Members who are not listed on Exhibit A are bound by this Order and Final Judgment.

6. A full opportunity has been offered to the Settlement Class Members and additional, current shareholders of the Wells Fargo Advantage Small Cap Growth Fund to object to the proposed Settlement and to participate in the hearing thereon. Having considered any such objections, any response or other argument by Lead Plaintiff and Defendants, and the Stipulation itself, the Court concludes that the Stipulation is fair, reasonable and adequate, and in the best interests of the Settlement Class and the Wells Fargo Advantage Small Cap Growth Fund, and therefore approves it. Lead Plaintiff, Lead Counsel and Defendants are directed to consummate the Settlement in accordance with the terms and provisions of the Stipulation.

7. All Certified Class Claims hereby are dismissed on the merits and with prejudice as to Lead Plaintiff and the Settlement Class Members.

8. All Uncertified Class Claims hereby are dismissed with prejudice as to Lead Plaintiff and without prejudice as to the putative members of any class alleged in the any of the complaints filed in the Action.

9. All Stayed Claims hereby are dismissed with prejudice as to Lead Plaintiff and without prejudice as to the putative members of any class alleged in the any of the complaints filed in the Action.

10. The Derivative Claim hereby is dismissed on the merits and with prejudice as to Lead Plaintiff, on behalf of himself and the Wells Fargo Advantage Small Cap Growth Fund, including all predecessors to that fund, whether those predecessors were simply renamed or merged into the current fund.

11. Consistent with Paragraphs 7-10, the Action is hereby dismissed on the merits and with prejudice as to Lead Plaintiff, on behalf of himself.

12. Providing the Effective Date occurs, Lead Plaintiff and the Settlement Class Members, and each of their respective past or present agents, partners, members, affiliates, subsidiaries, issues, heirs, representatives, successors and assigns, shall have released and forever discharged, as against

any and all of the Released Parties, each and every of the Certified Class Claims and, in addition, any and all known and unknown claims, debts, demands, rights or causes of action or liabilities whatsoever, whether based on federal, state, local, statutory or common law or any other law, rule or regulation, whether fixed or contingent, accrued or unaccrued, liquidated or unliquidated, at law or in equity, matured or unmatured, whether class or individual in nature, or direct or derivative, with respect to the Certified Wells Fargo Mutual Funds, arising out of or based upon the allegations made in any of the complaints filed in the Action and/or related in any way to any payments by or to any of Defendants in connection with the Certified Wells Fargo Mutual Funds.

13. Providing the Effective Date occurs, Lead Plaintiff, on behalf of himself and the Wells Fargo Advantage Small Cap Growth Fund, including all predecessors to that fund (whether those predecessors were simply renamed or merged into the current fund), and each of Lead Plaintiff's respective past or present agents, partners, issues, heirs, representatives, successors and assigns, shall have released and forever discharged, the Derivative Claim as against any and all of the Released Parties.

14. Providing the Effective Date occurs, Lead Plaintiff, on behalf of himself, his spouse, and any retirement or other account maintained by Lead Plaintiff or his spouse, and on behalf of each of his respective past or present agents, partners, issues, heirs, representatives, successors and assigns, shall have released and forever discharged, as against any and all of the Released Parties, any and all known and unknown claims, debts, demands, rights or causes of action or liabilities whatsoever, whether based on federal, state, local, statutory or common law or any other law, rule or regulation, whether fixed or contingent, accrued or unaccrued, liquidated or unliquidated, at law or in equity, matured or unmatured, whether class or individual in nature, or direct or derivative, arising out of, based upon or related in any way to (i) the allegations made in any of the complaints filed in the Action by the Lead Plaintiff against any of the Released Parties, or (ii) the allegations that could have been made in any forum by the Lead Plaintiff against any of the Released Parties which arise out of or are based upon the allegations, transactions, facts, matters or occurrences, representations or omissions involved, set forth, or referred to in any of the complaints in the Action; *provided, however*, that this release shall not extend to claims unrelated to (i) the issuance, sale, marketing,

distribution, and/or management of mutual funds by any of the Released Parties, or the purchase of the mutual funds by the Lead Plaintiff, during the Class Period, or (ii) any disclosures made in connection therewith, including without limitation within prospectuses and statements of additional information and by broker-dealers.

15. The Court finds that all parties to the Action and their counsel have complied with each requirement of Rule 11 of the Federal Rules of Civil Procedure as to all proceedings herein.

16. Neither this Order and Final Judgment, the Stipulation, nor any of the negotiations, documents or proceedings connected with them shall be:

(a) offered or received against Defendants as evidence of or construed as or deemed to be evidence of any presumption, concession, or admission by any of the Defendants with respect to the truth of any fact alleged by any of the plaintiffs or the validity of any claim that has been or could have been asserted in the Action or in any litigation, or the deficiency of any defense that has been or could have been asserted in the Action or in any litigation, or of any liability, negligence, fault, or wrongdoing of Defendants;

(b) offered or received against Defendants as evidence of a presumption, concession or admission of any fault, misrepresentation or omission with respect to any statements or written document approved or made by any Defendant;

(c) offered or received against Defendants as evidence of a presumption, concession or admission with respect to any liability, negligence, fault or wrongdoing, or in any way referred to or for any other reason as against any of the Defendants, in any other civil, criminal or administrative action or proceeding, other than such proceedings as may be necessary to effectuate the provisions of the Stipulation; provided, however, that if the Stipulation is approved by the Court, Defendants may refer to it to effectuate the liability protection granted them hereunder;

(d) construed against Defendants or the Settlement Class as an admission or concession that the consideration to be given hereunder represents the amount which could be or would have been recovered after trial; or

(e) construed as, or received in evidence as, an admission, concession or presumption against the Settlement Class that any of its claims are without merit or that damages recoverable under any of the complaints filed in the Action would not have exceeded the Settlement Account.

17. The Plan of Allocation is approved as fair and reasonable, and Lead Counsel and the Claims Administrator are directed to administer the Stipulation in accordance with its terms and provisions.

18. Lead Counsel and any other counsel for plaintiffs shall be paid from the Settlement Account the fees and expenses awarded by the Court in its separate Order Regarding Attorneys' Fees and Expenses, and Lead Plaintiff shall be paid from the Settlement Account the amount awarded to him by that same Order, with both payments bearing interest thereon as set forth in the Plan of Allocation.

19. Exclusive jurisdiction is hereby retained over the parties and the Settlement Class Members for all matters relating to the Action, including the administration, interpretation, effectuation or enforcement of the Stipulation and this Order and Final Judgment, and including any application for fees and expenses incurred in connection with administering and distributing the settlement proceeds to the Settlement Class Members.

20. Without further order of the Court, the parties may agree to reasonable extensions of time to carry out any of the provisions of the Stipulation.

21. There is no just reason for delay in the entry of this Order and Final Judgment and immediate entry by the Clerk of the Court is directed pursuant to Rule 54(b) of the Federal Rules of Civil Procedure. The finality of this Order and Final Judgment shall not be affected, in any manner, by rulings that the Court may make on Lead Plaintiff's or Lead Counsel's application for an award of attorneys' fees and reimbursement of expenses.

22. In the event that the Effective Date does not occur, then this Order and Final Judgment shall be rendered null and void and be vacated and the Settlement and all orders entered in connection therewith shall be rendered null and void, and the parties shall be returned to their

//

//

//

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respective positions immediately prior to June 12, 2007, with new dates to be set for all deadlines imposed by the Case Management Order of September 28, 2006 that had not yet passed.

DATED: ________________, 2007.

____
HONORABLE WILLIAM H. ALSUP
UNITED STATES DISTRICT COURT JUDGE

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

Exhibit 6

Prospectus Language

ADDITIONAL PAYMENTS TO DEALERS

In addition to dealer reallowances and payments made by each Fund for distribution and shareholder servicing, the Fund's adviser, the distributor or their affiliates make additional payments to certain selling or shareholder servicing agents for the Fund ("Additional Payments") in connection with the sale and distribution of shares of the Fund or for services to the Fund and its shareholders. These Additional Payments, which may be significant, are paid by the Fund's adviser, the distributor or their affiliates, out of their revenues, which generally come directly or indirectly from fees paid by the entire Fund complex.

In return for these Additional Payments, the Fund expects to receive certain marketing or servicing advantages that are not generally available to mutual funds that do not make such payments. Such advantages are expected to include, without limitation, placement of the Fund on a list of mutual funds offered as investment options to the selling agent's clients (sometimes referred to as "Shelf Space"); access to the selling agent's registered representatives; and/or ability to assist in training and educating the selling agent's registered representatives.

Certain selling or shareholder servicing agents receive these Additional Payments to supplement amounts payable by the Fund under the shareholder servicing plans. In exchange, these agents provide services including, but not limited to, establishing and maintaining accounts and records; answering inquiries regarding purchases, exchanges and redemptions; processing and verifying purchase, redemption and exchange transactions; furnishing account statements and confirmations of transactions; processing and mailing monthly statements, prospectuses, shareholder reports and other SEC-required communications; and providing the types of services that might typically be provided by a Fund's transfer agent (e.g., the maintenance of omnibus or omnibus-like accounts, the use of the National Securities Clearing Corporation for the transmission of transaction information and the transmission of shareholder mailings).

The Additional Payments may create potential conflicts of interests between an investor and a selling agent who is recommending a particular mutual fund over other mutual funds. Before investing, you should consult with your financial consultant and review carefully any disclosure by the selling agent as to what monies they receive from mutual fund advisers and distributors, as well as how your financial consultant is compensated.

The Additional Payments are typically paid in fixed dollar amounts, or based on the number of customer accounts maintained by the selling or shareholder servicing agent, or based on a percentage of sales and/or assets under management, or a combination of the above. The Additional Payments are either up-front or ongoing or both. The Additional Payments differ among selling and shareholder servicing agents. Additional Payments to a selling agent that is compensated based on its customers' assets typically range between ___% and ___% in a given year of assets invested in the Fund by the selling agent's customers. Additional Payments to a selling agent that is compensated based on a percentage of sales typically range between ___% and ___% of the gross sales of the Fund attributable to the selling agent. In addition, representatives of the Fund's distributor visit selling agents on a regular basis to educate their registered representatives and to encourage the sale of Fund shares. The costs associated with such visits may be paid for by the Fund's adviser, distributor, or their affiliates, subject to applicable NASD regulations.

More information on the NASD member firms that have received the Additional Payments described in this section is available in the Statement of Additional Information, which is on file with the SEC and is also available on the Wells Fargo Advantage Funds website at www.wellsfargoadvantagefunds.com.

Exhibit 7

SAI Language

Set forth below is a list of the member firms of the National Association of Securities Dealers ("NASD") to which the Adviser, the Funds' distributor or their affiliates made payments out of their revenues in connection with the sale and distribution of shares of the Funds or for services to the Funds and their shareholders in the year ending ________, 2____ ("Additional Payments"). (Such payments are in addition to any amounts paid to such NASD firms in the form of dealer reallowances or fees for shareholder servicing or distribution. The payments are discussed in further detail in the Prospectus under the title "Additional Payments to Dealers"). Any additions, modifications, or deletions to the member firms identified in this list that have occurred since ________, 200_, are not reflected:

NASD member firm

401 K Investment Services, LLC

A.G. Edwards & Sons, Inc.

Ameriprise Financial Services, Inc.

Bear, Stearns Securities Corp.

Charles Schwab & Co., Inc.

Citigroup Global Markets, Inc.

CitiStreet Advisors LLC

Fidelity Investments Institutional Services Company, Inc.

Financial Network Investment Corp.

First Allied Securities

GWFS Equities, Inc.

H.D. Vest Investment Services, Inc.

NASD member firm

Hewitt Financial Services, LLC

ING Financial Partners, Inc.

Linsco/Private Ledger Corporation

Mellon Financial Markets, LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Morgan Stanley DW, Inc.

MSCS Financial Services, LLC

Multi-Financial Securities Corporation

Pershing LLC

Prudential Investment Management Services, Inc.

Prudential Retirement Brokerage Services, Inc.

Raymond James & Associates, Inc.

RBC Dain Rauscher, Inc.

UBS Financial Services Inc.

Valic Financial Advisors, Inc.

Wachovia Securities, LLC

Wells Fargo Investments, LLC

In addition to member firms of the NASD, Additional Payments are also made to other selling and shareholder servicing agents, and to affiliates of selling and shareholder servicing agents that sell shares of or provide services to the Funds and their shareholders, such as banks, insurance companies and plan administrators. These firms are not included on the list above, although they may be affiliated with companies on the above list.

Also not included on the list above are other subsidiaries of Wells Fargo & Company who may receive revenue from the Adviser, the Funds' distributor or their affiliates through intra-company compensation arrangements and for financial, distribution, administrative and operational services.

GILBERT R. SEROTA (No. 75305)
Email: gserota@howardrice.com
PATRICIA J. MEDINA (No. 201021)
Email: pmedina@howardrice.com
JASON M. SKAGGS (No. 202190)
Email: jskaggs@howardrice.com
HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN
A Professional Corporation
Three Embarcadero Center, 7th Floor
San Francisco, California 94111-4024
Telephone: 415/434-1600
Facsimile: 415/217-5910

Attorneys for Defendants WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT INCORPORATED, WELLS FARGO FUNDS DISTRIBUTOR, LLC, WELLS FARGO FUNDS TRUST and STEPHENS INC.

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

RONALD SIEMERS, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. WELLS FARGO & COMPANY, H.D. VEST INVESTMENT SERVICES, LLC, WELLS FARGO INVESTMENTS, LLC, WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT INC., STEPHENS INC., WELLS FARGO FUNDS DISTRIBUTOR, LLC, and WELLS FARGO FUNDS TRUST, Defendants.	No. 05-04518 WHA ~~[PROPOSED]~~ ORDER GRANTING FINAL APPROVAL OF SETTLEMENT, AWARDING ATTORNEYS' FEES AND EXPENSES, AND ENTERING FINAL JUDGMENT

On the 31st day of January, 2008, a hearing having been held before this Court to determine: (a) whether the terms of the Settlement described in the Stipulation of Settlement, filed with this Court on July 5, 2007, are fair, reasonable and adequate, and should be approved by the Court; (b) whether the proposed Plan of Allocation is fair and reasonable and should be approved by the Court; (c) whether this Order and Final Judgment should be entered, dismissing and releasing certain claims as set forth in the Stipulation and herein; (d) whether the application of Lead Plaintiff and Lead Counsel for an award of attorneys' fees and reimbursement of expenses should be approved; and (e) such other matters as the Court may deem appropriate; and

The Court having considered all matters submitted to it at the hearing and otherwise; and

It appearing that notices substantially in the form approved by the Court in the Preliminary Approval Order were delivered and published as set forth in Paragraph 4 of the Stipulation; and

It appearing that all officials required to be notified of the Settlement pursuant to 28 U.S.C. §1715 have been so notified;

NOW, THEREFORE, IT IS HEREBY ORDERED, ADJUDGED AND DECREED THAT:

1. The Court has jurisdiction over the subject matter of the Action, Lead Plaintiff, all Settlement Class Members and Defendants.

2. All capitalized terms used herein shall have the same meanings as set forth and defined in the Stipulation.

3. The Court incorporates its prior order of June 1, 2007 finding that the prerequisites for a class action under Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure have been satisfied as to the following class: All purchasers of shares (of any class) bought between November 4, 2000, and June 8, 2005, in the Wells Fargo Advantage Small Cap Growth Fund, Wells Fargo Montgomery Emerging Markets Focus Fund, and Wells Fargo Diversified Equity Fund, but excluding any person or entity whose only purchases of shares in these funds during the Class Period were through dividend reinvestments. The Court further finds that the Settlement Class, as defined in the Stipulation, differs from the class the Court previously certified only insofar as the Settlement Class excludes the Court, Released Parties, and any member of the Settlement Class who made a proper and timely request for exclusion from the Settlement Class. The Court also clarifies that the class

previously certified and the Settlement Class do not include purchasers of shares of the Montgomery Emerging Markets Focus Fund to the extent their purchases were made prior to June 9, 2003 because that fund was not named the Wells Fargo Emerging Markets Focus Fund and Wells Fargo Funds Trust did not have responsibility for the registration of that fund until June 9, 2003. The Court therefore amends its order of June 1, 2007 to conform the scope of the class there certified to the scope of the Settlement Class.

4. The Court hereby finds that the form, content and method of distribution of the Notice and Summary Notice provided the most reasonable notice practicable under the circumstances. These notices provided due and adequate notice of these proceedings and the matters set forth herein, including the Settlement and Plan of Allocation, to all persons and entities entitled to such notice, and fully satisfied the requirements of Rule 23 of the Federal Rules of Civil Procedure, Section 21D(a)(7) of the Securities Exchange Act of 1934, 15 U.S.C. 78u-4(a)(7) as amended by the Private Securities Litigation Reform Act of 1995, and due process. With respect to notice of the settlement of the Derivative Claim, the Court specifically finds and concludes that: (1) Rule 23.1 of the Federal Rules of Civil Procedure does not apply to claims under Section 36(b) of the Investment Company Act, *see Daily Income Fund v. Fox*, 464 U.S. 523, 528 (1991); (2) there is no authority requiring direct notice to all current shareholders of the Wells Fargo Advantage Small Cap Growth Fund; (3) a significant percentage of current shareholders of the Wells Fargo Advantage Small Cap Growth Fund received direct notice of the Settlement, because such notice was included in the Notice regarding the class settlement, and an estimated 75% of shareholders of the fund as of June 26, 2007 were holders of the Wells Fargo Advantage Small Cap Growth Fund on June 8, 2005; (4) sending direct notice to the other current shareholders would be prohibitively expensive, particularly in light of the amount of money paid to settle this claim; and (5) the Summary Notice was reasonably calculated to reach current shareholders of the Wells Fargo Advantage Small Cap Growth Fund because it was published in the Investors' Business Daily and on a national wire service.

5. A full opportunity has been offered to the Settlement Class Members to exclude themselves from the Settlement Class, and attached as Exhibit A is a list of all the persons and

entities that either timely submitted a valid request for exclusion from the Settlement Class or that submitted an untimely or invalid request for exclusion from the Settlement Class, but whose exclusion Lead Plaintiff and Defendants nevertheless consent to. It is hereby determined that all Settlement Class Members who are not listed on Exhibit A are bound by this Order and Final Judgment.

6. A full opportunity has been offered to the Settlement Class Members and additional, current shareholders of the Wells Fargo Advantage Small Cap Growth Fund to object to the proposed Settlement and to participate in the hearing thereon. In the absence of any such objections, and having considered argument by Lead Plaintiff and Defendants, and the Stipulation itself, the Court concludes that the Stipulation is fair, reasonable and adequate, and in the best interests of the Settlement Class and the Wells Fargo Advantage Small Cap Growth Fund, and therefore approves it. Lead Plaintiff, Lead Counsel and Defendants are directed to consummate the Settlement in accordance with the terms and provisions of the Stipulation.

7. All Certified Class Claims hereby are dismissed on the merits and with prejudice as to Lead Plaintiff and the Settlement Class Members.

8. All Uncertified Class Claims hereby are dismissed with prejudice as to Lead Plaintiff and without prejudice as to the putative members of any class alleged in the any of the complaints filed in the Action.

9. All Stayed Claims hereby are dismissed with prejudice as to Lead Plaintiff and without prejudice as to the putative members of any class alleged in the any of the complaints filed in the Action.

10. The Derivative Claim hereby is dismissed on the merits and with prejudice as to Lead Plaintiff, on behalf of himself and the Wells Fargo Advantage Small Cap Growth Fund, including all predecessors to that fund, whether those predecessors were simply renamed or merged into the current fund.

11. Consistent with Paragraphs 7-10, the Action is hereby dismissed on the merits and with prejudice as to Lead Plaintiff, on behalf of himself.

12. Providing the Effective Date occurs, Lead Plaintiff and the Settlement Class Members,

and each of their respective past or present agents, partners, members, affiliates, subsidiaries, issues, heirs, representatives, successors and assigns, shall have released and forever discharged, as against any and all of the Released Parties, each and every of the Certified Class Claims and, in addition, any and all known and unknown claims, debts, demands, rights or causes of action or liabilities whatsoever, whether based on federal, state, local, statutory or common law or any other law, rule or regulation, whether fixed or contingent, accrued or unaccrued, liquidated or unliquidated, at law or in equity, matured or unmatured, whether class or individual in nature, or direct or derivative, with respect to the Certified Wells Fargo Mutual Funds, arising out of or based upon the allegations made in any of the complaints filed in the Action and/or related in any way to any payments by or to any of Defendants in connection with the Certified Wells Fargo Mutual Funds.

13. Providing the Effective Date occurs, Lead Plaintiff, on behalf of himself and the Wells Fargo Advantage Small Cap Growth Fund, including all predecessors to that fund (whether those predecessors were simply renamed or merged into the current fund), and each of Lead Plaintiff's respective past or present agents, partners, issues, heirs, representatives, successors and assigns, shall have released and forever discharged, the Derivative Claim as against any and all of the Released Parties.

14. Providing the Effective Date occurs, Lead Plaintiff, on behalf of himself, his spouse, and any retirement or other account maintained by Lead Plaintiff or his spouse, and on behalf of each of his respective past or present agents, partners, issues, heirs, representatives, successors and assigns, shall have released and forever discharged, as against any and all of the Released Parties, any and all known and unknown claims, debts, demands, rights or causes of action or liabilities whatsoever, whether based on federal, state, local, statutory or common law or any other law, rule or regulation, whether fixed or contingent, accrued or unaccrued, liquidated or unliquidated, at law or in equity, matured or unmatured, whether class or individual in nature, or direct or derivative, arising out of, based upon or related in any way to (i) the allegations made in any of the complaints filed in the Action by the Lead Plaintiff against any of the Released Parties, or (ii) the allegations that could have been made in any forum by the Lead Plaintiff against any of the Released Parties which arise out of or are based upon the allegations, transactions, facts, matters or occurrences, representations

or omissions involved, set forth, or referred to in any of the complaints in the Action; *provided, however*, that this release shall not extend to claims unrelated to (i) the issuance, sale, marketing, distribution, and/or management of mutual funds by any of the Released Parties, or the purchase of the mutual funds by the Lead Plaintiff, during the Class Period, or (ii) any disclosures made in connection therewith, including without limitation within prospectuses and statements of additional information and by broker-dealers.

15. The Court finds that all parties to the Action and their counsel have complied with each requirement of Rule 11 of the Federal Rules of Civil Procedure as to all proceedings herein.

16. Neither this Order and Final Judgment, the Stipulation, nor any of the negotiations, documents or proceedings connected with them shall be:

(a) offered or received against Defendants as evidence of or construed as or deemed to be evidence of any presumption, concession, or admission by any of the Defendants with respect to the truth of any fact alleged by any of the plaintiffs or the validity of any claim that has been or could have been asserted in the Action or in any litigation, or the deficiency of any defense that has been or could have been asserted in the Action or in any litigation, or of any liability, negligence, fault, or wrongdoing of Defendants;

(b) offered or received against Defendants as evidence of a presumption, concession or admission of any fault, misrepresentation or omission with respect to any statements or written document approved or made by any Defendant;

(c) offered or received against Defendants as evidence of a presumption, concession or admission with respect to any liability, negligence, fault or wrongdoing, or in any way referred to or for any other reason as against any of the Defendants, in any other civil, criminal or administrative action or proceeding, other than such proceedings as may be necessary to effectuate the provisions of the Stipulation; provided, however, that if the Stipulation is approved by the Court, Defendants may refer to it to effectuate the liability protection granted them hereunder;

(d) construed against Defendants or the Settlement Class as an admission or concession that the consideration to be given hereunder represents the amount which could be or would have been recovered after trial; or

(e) construed as, or received in evidence as, an admission, concession or presumption against the Settlement Class that any of its claims are without merit or that damages recoverable under any of the complaints filed in the Action would not have exceeded the Settlement Account.

17. The Plan of Allocation is approved as fair and reasonable, and Lead Counsel and the Claims Administrator are directed to administer the Stipulation in accordance with its terms and provisions.

18. Lead Counsel shall be paid from the Settlement Account attorneys' fees in the amount of two hundred eighty-seven thousand five hundred dollars ($287,500.00) and expenses in the amount of fifty-four thousand seventy-eight dollars and ninety cents ($54,078.90), plus interest on both amounts at the same rate accrued by the funds in the Settlement Account from the date of this Order. The Court finds that Lead Counsel's expenses were reasonably incurred in this action and are of the type that are typically billed by attorneys to paying clients. The Court also finds that Lead Counsel's request for fees is a reasonable percentage of the benefits obtained for the Settlement Class. Furthermore, the fee award is less than a quarter of Lead Counsel's lodestar in this action of $1,188,400.00, and both the number of hours worked (2531.25) and the hourly rates of $375 to $525 are reasonable in light of the tasks performed in this case and the skills and experience of Lead Counsel. Finally, the Court finds that the fee award is justified in light of the results achieved in this litigation, the risks involved, the quality of the work, the contingent nature of the fee, the financial burden for expenses borne by lead counsel, and the Court's experience in similar case, as reflected in the memorandum of points and authorities submitted by Lead Counsel.

19. Lead Plaintiff shall be paid from the Settlement Account one thousand dollars ($1,000.00) to compensate him for lost wages plus interest thereon at the same rate accrued by the funds in the Settlement Account from the date of this Order. The Court denies the balance of Lead Plaintiff's request for compensation of $6,922.80 in lost wages.

20. The Court has reviewed letters from Milberg Weiss LLP dated January 25 and January 30, 2008, asserting a right to recover fees and expenses incurred by that firm prior to its removal as lead counsel. Neither Milberg Weiss LLP nor any other counsel for any plaintiff in this case other than Gutride Safier Reese LLP filed a timely application for attorneys' fees or expenses, nor did any

person file a timely objection to the proposed Plan of Allocation or the application for fees and expenses by Gutride Safier Reese LLP. Milberg Weiss LLP's letters are not an appropriate method to assert a right to attorneys' fees and expenses in a securities class action such as this one, where this Court has the duty to determine to whom attorneys' fees and expenses shall be awarded and in what amounts. *See* Fed. R. Civ. P. 23; 15 U.S.C. §77z-1. Milberg Weiss LLP partner Janine Pollack received notice of all filing deadlines via the Court's ECF system. Further, Milberg Weiss LLP was removed from its role as lead counsel after it was indicted and its services were terminated by Lead Plaintiff, and the work it performed prior to its removal did not contribute to the eventual recovery for Lead Plaintiff or the Settlement Class, because the plaintiffs' theories of liability and damages were substantially revised after substitution of counsel, in the subsequent versions of the amended complaint and briefing related thereto. Accordingly, neither Milberg Weiss LLP nor any lawyers other than Gutride Safier Reese LLP shall recover any attorneys' fees or expenses in this matter, nor shall any portion of the funds in the Settlement Account nor the amounts allocated therefrom to Lead Plaintiff or Lead Counsel be paid to Milberg Weiss LLP or other such lawyers.

21. Exclusive jurisdiction is hereby retained over the parties and the Settlement Class Members for all matters relating to the Action, including the administration, interpretation, effectuation or enforcement of the Stipulation and this Order and Final Judgment, and including any application for fees and expenses incurred in connection with administering and distributing the settlement proceeds to the Settlement Class Members.

22. Without further order of the Court, the parties may agree to reasonable extensions of time to carry out any of the provisions of the Stipulation.

23. There is no just reason for delay in the entry of this Order and Final Judgment and immediate entry by the Clerk of the Court is directed pursuant to Rule 54(b) of the Federal Rules of Civil Procedure. The finality of this Order and Final Judgment shall not be affected, in any manner, by rulings that the Court may make on Lead Plaintiff's or Lead Counsel's application for an award of attorneys' fees and reimbursement of expenses.

24. In the event that the Effective Date does not occur, then this Order and Final Judgment shall be rendered null and void and be vacated and the Settlement and all orders entered in

connection therewith shall be rendered null and void, and the parties shall be returned to their respective positions immediately prior to June 12, 2007, with new dates to be set for all deadlines imposed by the Case Management Order of September 28, 2006 that ~~had not~~ yet passed.

DATED: _February 5_______, 2008.

UNITED STATES DISTRICT COURT
IT IS SO ORDERED
Judge William Alsup
NORTHERN DISTRICT OF CALIFORNIA

HONO[illegible] ALSUP
UNITED STATES DISTRICT COURT JUDGE

EXHIBIT A

The following persons and entities are excluded from the Settlement Class:

Carl Anderson

Bridgette E. Brown

Rebecca Fain

Elizabeth A. Jacobs

Wayne Jacobson

Theresa A. Nolte

Mark Pyburn

Jonathan Stein and Gillian C. Workman-Stein JTTN

Jerry E. Pott and Maureen H. O'Brien

Wellspring Corporation Employee Savings Plan

Centennial Homes 401(k) Profit Sharing Plan

Riley, Dettmann & Kelsey LLC Incentive Savings Plan

Mico Machines 401-K

Boyds' Gunstock Industries Inc 401 (K)

REESE RICHMAN LLP
Michael R. Reese (Cal. State Bar. No. 206773)
230 Park Avenue, 10th Floor
New York, New York 10169
Telephone: (212) 579-4625
Facsimile: (212) 5673-4272
michael@reeserichman.com

WHATLEY DRAKE & KALLAS, LLC
Deborah Clark Weintraub
1540 Broadway, 37th Floor
New York, New York 10036
Telephone: (212) 447-7070
Facsimile: (212) 447-7077
dweintraub@wdklaw.com

Counsel for Plaintiffs

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

ARNOLD KREEK, Individually And On Behalf Of All Others Similarly Situated, Plaintiffs, vs. WELLS FARGO & COMPANY, WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS FARGO FUNDS TRUST, WELLS FARGO DISTRIBUTORS, STEPHENS, INC., WELLS FARGO BANK, N.A., Defendants.		Case No. CV 08-1830 JSW **ADMINSTRATIVE MOTION TO CONSIDER WHETHER CASES SHOULD BE RELATED AND TRANSFERRED**
RONALD SIEMERS, Individually And On Behalf Of All Others Similarly Situated, Plaintiffs, vs. WELLS FARGO & COMPANY, H.D. VEST INVESTMENT SERVICES, LLC, WELLS FARGO INVESTMENTS, LLC, WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT, INC., STEPHENS, INC., WELLS FARGO FUNDS DISTRIBUTOR, LLC, AND WELLS FARGO FUNDS TRUST, Defendants.		Case No. CV 05-04518 WHA

Pursuant to Civil Local Rule 3-12(b), Plaintiffs, by and through their counsel, hereby submit this Administrative Motion requesting consideration of whether the two cases listed below are related and should therefore be assigned to the same judge:

(1) *Kreek v. Wells Fargo & Co., et al.*, Case no. CV 08-01830 JSW ("*Kreek* action"); and

(2) *Siemers v. Wells Fargo & Co., et al.*, Case No. CV 05-04518 WHA ("*Siemers* action").

The *Siemers* action has been presiding in front of Judge William H. Alsup for approximately two and a half years. Final approval of the settlement and final judgment in the *Siemers* action were entered on February 5, 2008. Plaintiffs in the *Kreek* action filed their complaint in the Northern District of California on April 4, 2008. The actions allege the same facts against several of the same defendants but the *Kreek* action was brought on behalf of purchasers of Wells Fargo mutual funds not included in the class certified in the *Siemers* action. As set forth in greater detail below, the two actions are related within the meaning of Civil Local Rule 3-12 and should be assigned to the same judge.

Local Rule 3-12 provides that an action is related to another when: "(1) [t]he actions concern substantially the same parties, property, transaction or event; and (2) [i]t appears likely that there will be an unduly burdensome duplication of labor and expense or conflicting results if the cases are conducted before different Judges." The *Siemers* and *Kreek* actions satisfy both of these prongs and should therefore be related.

The first prong of 3-12 is satisfied. Both actions are brought on behalf of a class of individuals who purchased Wells Fargo mutual funds and both name several of the same defendants, Wells Fargo and various subsidiaries of Wells Fargo. Both actions allege the same set of core facts: that defendants allegedly engaged in a kickback scheme by creating a revenue-sharing agreement with brokerages and selling agents who sold Wells Fargo mutual funds. The events in question in both the *Siemers* action and the *Kreek* action are virtually identical, the only difference being the specific funds in which the scheme was perpetrated. Moreover, the mutual funds at issue in *Kreek* were initially part of the mutual funds in *Siemers*. Furthermore, the *Kreek* action specifically notes that the case is premised on the facts alleged in the *Siemers* action. Finally, both actions allege violations of the federal securities laws and seek the same relief.

The second prong of 3-12 is also satisfied. Because the actions involve several of the same defendants, the same set of core facts and the same causes of actions and requests for relief, the *Kreek* action will require adjudication of common legal and factual issues that were raised in the *Siemers* action. Furthermore, duplication of labor and expense will result from assigning the *Kreek* action to a judge other than Judge William H. Alsup, who is already familiar with the factual and legal issues in the *Siemers* action. Having the actions conducted before two different judges would also pose the risk of conflicting results.

Plaintiffs have conferred with Defendants, who, while denying the allegations set forth above, do not oppose this motion.

Plaintiffs therefore respectfully request that the actions be deemed "related" to each other and assigned to Judge William H. Alsup pursuant to Local Rule 3-12(f).

DATED: April 14, 2008

REESE RICHMAN LLP
By: /s/ Michael R. Reese
Michael R. Reese
230 Park Avenue, 10th Floor
New York, New York 10169
Telephone:(212) 579-4625
Facsimile: (212) 253-4272

- and -

WHATLEY DRAKE & KALLAS, LLC
Deborah Clark Weintraub
Elizabeth Rosenberg
1540 Broadway, 37th Floor
New York, New York 10036
Telephone: (212) 447-7070
Facsimile: (212) 447-7077

Counsel for Plaintiffs

40-33

~~811-09255~~
811-09253
(Fund Trust)
Branch 20

WELLS FARGO ADVANTAGE FUNDS

Wells Fargo Funds Management, LLC
525 Market Street, 12th Floor
San Francisco, CA 94105

December 1, 2005
By Overnight Express

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 05 2005
WASH, D.C.
185

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wells Fargo Funds Management, LLC

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, please find enclosed one pleading that has been filed against Wells Fargo Funds Management, LLC (a registered investment adviser), Wells Fargo Funds Trust (a registered investment company) and various other affiliated and non-affiliated parties. The complaint was served on the Wells Fargo related entities on November 28, 2005.

Please call me at (415) 222-1140 if you have any questions.

Sincerely,

C. David Messman

C. David Messman
Chief Legal Officer

Enclosure

PROCESSED
DEC 28 2005
THOMSON
FINANCIAL

ORIGINAL

MILBERG WEISS BERSHAD
& SCHULMAN LLP
Steven G. Schulman
Jerome M. Congress
Janine L. Pollack
Kim E. Miller (State Bar No. 178370)
Michael R. Reese (State Bar No. 206773)
One Pennsylvania Plaza
New York, NY 10119-0165
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

GUTRIDE SAFIER LLP
Adam Gutride (State Bar No. 181446)
Seth A. Safier (State Bar No. 197427)
835 Douglass Street
San Francisco, California 94119
Telephone: (415) 336-6545
Facsimile: (415) 876-4345

Attorneys for Plaintiff
[additional counsel on signature block]

FILED
NOV - 4 2005
RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT,
NORTHERN DISTRICT OF CALIFORNIA

E-filing

WHA

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

THE MCDANIEL FAMILY TRUST, Individually And On Behalf Of ALL OTHERS SIMILARLY SITUATED, Plaintiff, vs. WELLS FARGO & COMPANY, WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT INCORPORATED, H.D.VEST INVESTMENT SERVICES, STEPHENS INC., SEI INVESTMENTS DISTRIBUTION COMPANY, WELLS FARGO FUNDS TRUST, Defendants.	Case No. C 05 4518 **CLASS ACTION COMPLAINT FOR THE VIOLATION OF THE FEDERAL SECURITIES LAWS AND FOR VIOLATIONS OF INVESTMENT COMPANY ACT** **JURY TRIAL DEMANDED**

Plaintiff, by and through counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, and media reports about Wells Fargo & Company and its related entities also named herein as defendants (collectively "Defendants" or "Wells Fargo"). Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

INTRODUCTION

1. This is a federal class action arising out of Defendants' failure to disclose an unlawful and deceitful course of conduct they engaged in that was designed to improperly financially advantage Defendants to the detriment of Plaintiff and other members of the class. This claim is brought by Plaintiff against Wells Fargo on behalf of a Class (defined below) consisting of all persons or entities who purchased one or more of the Wells Fargo proprietary funds (the "Proprietary Funds") and/or one or more non-proprietary funds participating in Wells Fargo revenue sharing and directed brokerage arrangements (collectively, the "Shelf-Space Funds") through Wells Fargo, from June 30, 2000 through June 8, 2005, inclusive (the "Class Period").

2. Wells Fargo has stated that its goal is to "to help you achieve financial success at every stage of your life." Wells Fargo, Brokerage Welcome, http://www.wellsfargo.com/welcome/ brokerage_account. In truth, to the detriment of its clients, Wells Fargo participated in an insidious kickback scheme referred to as selling "Shelf-Space" - whereby Wells Fargo used its broker/dealers to push its clients into the Shelf-Space Funds in exchange for illegal kickback payments from those Funds.

3. Defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had been aggressively pushing their brokers to sell the Shelf-Space Funds that provided financial incentives and rewards to Wells Fargo and its personnel based on sales and assets held. Instead of offering fair, honest and unbiased recommendations to Plaintiff and other clients, the Wells Fargo brokers gave pre-determined recommendations, pushing clients into a pre-selected, limited number of mutual funds so that the

brokers could reap millions of dollars in kickbacks from Shelf-Space Funds, with whom they had struck secret, highly-lucrative deals to profit at shareholders' expense.

4. Defendants cultivated a clandestine, incentive-driven culture to sell Shelf-Space Funds to the exclusion of other funds, regardless of their clients' best interests. Defendants' sales practices created an insurmountable conflict of interest between Wells Fargo and its own clients by providing substantial monetary incentives for its broker/dealers to sell the Shelf-Space Funds, sales of which increased Defendants' overall profits. During the Class Period, Wells Fargo used its nationwide network of brokers to improperly steer Plaintiff and other members of the Class into the Shelf-Space Funds which generally have higher expenses. As detailed below, while Wells Fargo and its defendant subsidiaries claimed to provide unbiased, objective financial planning advice and objective fund recommendations in their clients' best interests, they instead made a standard business practice of giving their customers self-serving and biased investment advice for the sole purpose of pushing customers into the Shelf-Space Funds as part of a secret plan and scheme to improperly generate fees.

5. To add insult to injury, the money paid to Well Fargo as part of the kickback scheme originated from mutual fund fees paid in part by Wells Fargo investors who had already been steered into owning the Shelf-Space Funds.

6. Pursuant to the secret deal between Defendants and Shelf-Space Funds, the Shelf-Space Funds received a number of marketing benefits. First, Defendants' brokers had an institutional mandate to direct their clients into investing in Shelf-Space and Proprietary Funds, including their own Wells Fargo Funds, instead of any other funds. This manipulation was achieved by brokers under the guise of providing "investment advice." Second, Wells Fargo ensured that these Shelf-Space Funds, including had a higher priority in Wells Fargo's sales system than non-participating funds by increasing the interaction of representatives of the Shelf-Space Funds with Wells Fargo brokers and visibility of the distribution of sales literature and newsletters, and by including of links, information, and lists posted regarding the Shelf-Space Funds on the Defendant's internet sites.

7. Defendants' sales practices created a material insurmountable conflict of interest between themselves and their clients by providing monetary incentives to Defendants' brokers to sell Shelf-Space Funds, sales of which increased Defendants' overall profits, but accordingly, diminished their clients' returns. Defendants also failed to disclose any of these financial incentives for selling Shelf-Space Funds, knowing that, if the truth was revealed, no reasonable investor would invest in the Funds based upon the advice of Wells Fargo. This conflict of interest created by Defendants' failure to disclose these incentives is a clear violation of federal securities laws.

8. Defendants' Investment Advisers created further undisclosed material conflicts of interest by entering into revenue-sharing agreements with Wells Fargo broker/dealers to push investors into proprietary funds, regardless of whether such investments were in the investors' best interests. Wells Fargo financed these arrangements by illegally charging excessive and improper fees to the Fund that should have been invested in the underlying portfolio. In doing so, Wells Fargo Investment Advisers and the Trustees (both as defined below) of the Funds that approved such fees being siphoned from the funds, breached their fiduciary duties to investors under the Investment Company Act and state law.

9. The truth about Wells Fargo was revealed on June 8, 2005 when the NASD charged 15 broker/dealers with Directed Brokerage violations. As detailed in the press release:

> NASD found that the 14 retail firms, most of which sold funds offered by hundreds of different mutual fund complexes, operated "preferred partner" or "shelf space" programs that provided certain benefits to a relatively small number of mutual fund complexes in return for directed brokerage. The benefits to mutual fund complexes of these quid pro quo arrangement included, in various cases, higher visibility on the firms' internal web sites, increased access to the firms' sales forces, participation in "top producer" or training meetings, and promotion of their funds on a broader basis than was available for other funds

* * *

> The retail firms generally monitored the amount of directed brokerage received to ensure that the fund complexes were satisfying their revenue sharing obligations. The use of directed brokerage allowed the fund complexes to use assets of the mutual funds instead of their own money to meet their revenue sharing obligations.

Press Release, NASD Charges 15 Firms With Directed Brokerage Violations, Imposes Fines Totaling More Than $34 Million, (June 8, 2005), *available at* http://www.nasd.com/web/idcplg?IdcService=SS_GET_PAGE&ssDocName=NASDW_014340 ("June 8, 2005 NASD Press Release."). Among the 14 broker/dealers exposed in the NASD release both H.D. Vest and WF Investments. H.D. Vest was also charged with violating the NASD's rules relating to non-cash compensation and breaching NASD rules with respect to supervisory systems and procedures.

10. Plaintiff seeks to recover damages caused by Defendants' violations of the Securities Act of 1933 ("Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Company Act of 1940 (the "ICA").

JURISDICTION AND VENUE

11. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Securities Exchange Act, 15 U.S.C. § 78aa; Section 22 of the Securities Act, 15 U.S.C. § 77v ; and Sections 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§ 80a-33(b), 80a-35(a), 80a-35(b), 80a-43 and 80a-47(a); and 28 U.S.C. §§ 1331, 1337 and 1367(a).

12. Venue is proper in this District pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1391. Substantial acts in furtherance of the alleged fraud, including the preparation and dissemination of materially false and misleading information, occurred within this District. Defendant Wells Fargo is headquartered in San Francisco.

13. In connection with the acts alleged herein, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

Plaintiff

14. Plaintiff, McDaniel Family Trust, through its trustees Arthur McDaniel and Florence McDaniel, purchased shares of the Wells Fargo Shelf-Space Funds during the Class Period and were thereby damaged. As set forth in the attached certification, Plaintiff purchased 45,065 shares of Franklin Income Fund through Wells Fargo on July 7, 2003; 2,393 shares of Massachusetts Investors Growth Fund on September 10, 2003; 1,594 shares of MFS Board Fund through Wells Fargo on December 24, 2001.

The Parent Company

15. Wells Fargo & Company is the ultimate parent of all Defendants named in this Complaint and is incorporated in Delaware. Wells Fargo is a diversified financial services company providing banking, insurance, investments, mortgage, and consumer finance. Through its subsidiary, Wells Fargo also markets, sponsors, and provides investment advisory, distribution, and administrative services to mutual funds, including Wells Fargo Funds. They are headquartered at 420 Montgomery Street, San Francisco, CA 94104. They were the ultimate beneficiary of the secret plan and scheme to push Shelf-Space Funds as alleged herein.

The Investment Advisers

16. Defendant Wells Fargo Funds Management, LLC ("Fund Management") is a Delaware corporation registered as an investment adviser under the Investment Advisers Act. Its offices are located at 525 Market St., San Francisco, CA 94105. It is an indirect wholly-owned subsidiary of Wells Fargo & Company. As the Investment Adviser, Fund Management is responsible for implementing the investment policies and guidelines for the Funds and for supervising the sub-adviser responsible for the day-to-day management of the Wells Fargo Funds, including the placing of orders for the purchase and sale of portfolio securities. In return, Fund Management received fees calculated as percentage of net assets under management. As of June 30, 2004, Fund Management managed over $75 billion in mutual fund assets. In breach of their fiduciary duties, the Investment Adviser Defendants provided self-serving information to the board

of Trustees of the funds and created a secret plan with broker/dealers to push Wells Fargo Funds which resulted in the shareholder investors footing the bill.

17. Funds Management is also herein referred to as the Investment Adviser.

Investment Sub-Adviser

18. Defendants Wells Capital Management Incorporated ("Wells Capital Management") is an affiliate of Funds Management and a sub-adviser for each of the Funds. It is responsible for the day-to-day investment management activities of the Funds. Wells Capital Management is compensated for its services by Funds Management for its services as adviser. It is located at 525 Market St., San Francisco, CA 94105.

The Broker/dealers

19. Defendant H.D. Vest Investment Services, LLC ("H.D. Vest") is a broker/dealer incorporated in Texas. H.D. Vest is an affiliated non-bank subsidiary of Wells Fargo & Company H.D. Vest entered into "shelf-space" arrangements during the Class Period, steering clients into the Shelf-Space Funds, in exchange for financial gain. Its address is 6333 North State Highway 161, 4th Floor, Irving, TX 75038-2200.

20. Defendants Wells Fargo Investments, LLC ("WF Investments") is a broker/dealer. WF Investments also entered into "shelf-space" arrangements during the Class Period steering clients into The Shelf-Space Funds, in exchange for financial gain. The firm's address is 420 Montgomery St., San Francisco, CA 94104.

21. Herein, Defendants WF Investments and H.D. Vest will be referred to as broker/dealer Defendants.

The Distributors

22. Defendant Stephens Inc. has served as the Distributor of the Wells Fargo Funds since July 26, 2004. Stephens Inc. is located at 111 Center Street, Little Rock, Arkansas 72201.

23. Defendant SEI Investments Distribution Company, prior to July 26, 2004, served as the Distributor to the Wells Fargo Funds.

24. Herein, Defendant Stephen Inc. and SEI Investment Distribution Co., will be collectively referred to as the "Distributor Defendants."

<u>The Registrants</u>

25. Defendant Wells Fargo Funds Trust is the Registrant of all the Wells Fargo Funds. Defendant Wells Fargo Funds Trust is an open-ended management company incorporated in Delaware and is registered with the SEC under the ICA. The mutual funds are organized as single registrants with several portfolios/series. Wells Fargo Funds Trust has principal executive offices at 525 Market Street, San Francisco, CA 94105.

SUBSTANTIVE ALLEGATIONS

26. The illegal activity set forth herein involves, the interrelated activities of two groups of Wells Fargo Defendants. Wells Fargo's broker/dealers, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to disclose that they had been aggressively pushing their sales personnel to sell the Shelf-Space Funds that provided them with financial incentives. Separate from the wrongdoing of the broker/dealer arm of Wells Fargo, the Wells Fargo Investment Adviser Defendants, who were investment advisers of the Proprietary Funds, entered into illegal revenue-sharing arrangements with several broker/dealers, including the Wells Fargo broker/dealers. The Investment Adviser defendants financed these arrangements by illegally charging excessive and improper fees to those funds, thereby breaching provisions of the ICA, state law and their fiduciary duties.

THE WELLS FARGO BROKER/DEALERS ENGAGED IN IMPROPER CONDUCT

<u>Background</u>

27. Wells Fargo provides banking, insurance, investments, mortgage and consumer finance to over 23 million customers through a network of over 6,160 financial services offices, the internet and distribution channels internationally. Wells Fargo has $435 billion in assets and over 150,000 employees. Wells Fargo calls its brokers "team members" and states on its website that the "team members" will provide clients with such "sound financial advice that we will help them

become financially successful." Wells Fargo Customer Service, http://www.wellsfargo.com/ invest_relations/vision_values /7?display=print (last visited Nov. 2, 2005).

28. Wells Fargo states on its website that among its core values are that its employees "[v]alue and reward open, honest, two-way communication...[a]void any actual or perceived conflict of interest...[and] [c]omply with the letter and the spirit of the law." Wells Fargo What Are Our Values?, http://www.wellsfargo.com/invest_relations/vision_values/11?display=print (last visited Nov. 2, 2005). Indeed, the Wells Fargo Team Members Code of Ethics and Business Conduct states that team members must avoid conflicts of interest or the appearance of conflicts of interest and also notes that it is unlawful for team members to accept anything of value from any person, intending to be influenced or rewarded in connection with any business or transaction of Wells Fargo. Wells Fargo Team Members Code of Ethics and Business Conduct, at V.A. and L. (June 1, 2004), http://a248.e. akamai.net/7/248/1856/f2442122130f3d/www.wellsfargo.com/ pages/about/corporate/ethics/team_member_code_of_ethics_2004.pdf. These internally published prohibitions on conflicts of interest are, of course, in addition to the matrix of market regulation governing the broker/dealers and prohibiting such conduct.

29. Wells Fargo's broker/dealers, in fact, carefully created an institutional revenue-sharing scheme wherein the broker/dealers received secret payments from the Shelf-Space Funds in exchange for recommending such funds regardless of their suitability to clients of Wells Fargo. The conflicts of interest in which the broker/dealer Defendants put themselves were even more egregious in light of the fact that the kickback payments received were the result of illegal fees charged on the funds into which Wells Fargo pushed its clients.

30. One method by which Wells-Fargo broker/dealers received kickbacks under their revenue-sharing scheme was to receive directed brokerage commissions. As discussed above, directed brokerage refers to the excess commissions resulting from mutual funds directing trades in their underlying portfolio of the securities to a broker/dealer in exchange for the broker/dealer's commitment to feature or promote the sale of the Fund's shares. This practice is prohibited by, among others, the NASD.

31. These illegal practices by Wells Fargo's broker/dealers are particularly heinous given the nature the clients they defrauded. The typical mutual fund investor is a married, middle-class individual in his or her forties with a median household income of $55,000. Nearly all mutual fund investors consider their investments to be long-term savings. Approximately 98% of mutual fund shareholders say their investments constitute long-term savings and about 77% cite retirement savings as their primary financial goal. David J. Carter, *Mutual Fund Board and Shareholder Action*, 3 Vill. J. & Investment Management at 8.

Wells Fargo Broker/dealers Received Incentives to Push the Proprietary Funds

32. WF Investments and H.D. Vest pushed the Proprietary Funds on unsuspecting clients. As a result, investors in the Proprietary Funds footed the bill for the financial incentives given to the retail broker/dealers as kickbacks.

33. WF Investments received revenue from its affiliate, Funds Management for pushing Wells Fargo Funds based on customer assets held by the Proprietary Funds. *See* Wells Fargo Investments, LLC, An Investor Guide to Mutual Funds, at 6 (June 2005) http://a248.e.akamai.net/7/248/1856/e41295a45abb78/www.wellsfargo.com/pdf/online_brokerage/mf_disc.pdf.

34. H.D. Vest also received revenue for pushing Wells Fargo Funds. *See* Important Information About Mutual Funds. *Available at* http://hdvest.com/investor-mutualfunds.html.

35. These arrangements were never adequately disclosed to investors in the Proprietary Funds by either broker/dealer.

Specific Programs Were Designed By WF Investments to Create Shelf-Space Arrangements

36. WF Investments implemented and managed a revenue-sharing program entitled "the Wells Fargo Platform Participants Revenue Sharing Program" with the Shelf-Space Funds. The program required fund families to pay WF Investments in order for brokers to promote their Funds to investors.

37. While promoting the Shelf-Space Funds to its clients, WF Investments represented the program Funds as being better for its clients than other funds available. Wells Fargo clients were led to believe that Wells Fargo brokers were recommending the Shelf-Space Funds based on

objective analysis which indicated that such Funds would perform better than offerings from other fund companies. Only 18 mutual fund families out of the 325 fund families with which Wells Fargo had distribution agreements were ranked by Wells Fargo as "Platform Participants." Wells Fargo Investments, LLC, An Investor Guide to Mutual Funds, at 7 (June 2005).

38. WF Investment received the following revenue sharing payments from its Shelf-Space Funds, or "Platform Participants":

- A minimum of $50,000 from each fund family annually;
- A 35 basis point ("bp") charge (0.35%) on the sales of shares; and
- Annual fees of 125 bp for holding equity mutual fund assets; 75 bp for holding fixed income mutual fund assets; and higher rates for money market mutual fund assets.

39. On top of the sales load and the commissions or concessions charged in connection with the mutual Fund's offering, Defendants also received revenue through reimbursement for expenses incurred by broker/dealers during educational and training conference seminars. Defendant's broker/dealers also were able to share certain administrative costs such as record keeping with the fund families. Wells Fargo Investments, LLC, An Investor Guide to Mutual Funds, at 6 (June 2005).

40. The Platform Participants List of Shelf-Space Funds for WF Investments included the following mutual fund families:

Franklin Templeton Investments

Putnam Investments

MFS Investment Management

Fidelity Investments

Evergreen Investments

Alliance Bernstein Investment Research and Management

Van Kampen Investments

AIM Distributors, Inc.

Oppenheimer Funds, Inc.

Eaton Vance Managed Investments

ING Funds Distributors, LLC

Allianz Global Investors Distributors , LLC

Federated

The Hartford Mutual Funds

Dreyfus Service Corporation

Delaware Investments

Pioneer Investment Management, Inc.

Scudder Investments

Wells Fargo Investments, LLC, An Investor Guide to Mutual Funds, at 7 (June 2005).

<u>Specific Programs Were Designed By H.D. Vest to Create Shelf-Spacc Arrangements</u>

41. Defendant H.D. Vest also entered into "shelf-space" arrangements with certain of the Shelf-Space Funds. In exchange for the kickbacks received from the Shelf-Space Funds, H.D. Vest provided the fund's investment advisers with enhanced access to the H.D. Vest broker/dealer sales force, and heightened visibility in the firm.

42. Part of H.D.Vest's "shelf-space" program was to reward brokers that sold a certain amount of Shelf-Space Funds. For example, H.D. Vest brokers that were big sellers of Shelf-Space Funds would be eligible for free trips to the company's conferences or free conference registration. Karen Damato, *Questions on Conflicts Can Extend to Planners --- U.S. Regulators Examine Financial Advisers' Ties To Mutual-Fund Families, Karen Damato*, The Wall St. J. Europe, June 17, 2005, at M1.

43. H.D. Vest received the following amounts in revenue sharing payments:

- A 10 to 25 bp charge on sales of shares;
- Annual fees of 5 to 15 bp for holding mutual fund assets;
- Lump sum payments which can be significant; and
- Cost sharing of educational, training, record-keeping and other sales costs.

44. The following Shelf-Space Funds paid for training and support, account administration or record-keeping services during the past year:

Oppenheimer Funds

Putnam Investments

Scudder Investments

MFS Investment Management

Van Kampen Investments

Lincoln Financial Distributors

AIM Investments

Phoenix Investment Partners

John Hancock Funds

Wells Fargo Funds

American Funds

Franklin Templeton Investments

Brokers Received Benefits for Pushing the Shelf-Space Funds

45. To ensure the dominance of Shelf-Space Funds, Defendants instituted a sales system wherein the individual employee broker/dealers also received benefits based on their sale of Shelf-Space Funds. For example, H.D. Vest reimbursed brokers' expenses incurred in connection with certain firm training and education conferences based, in part, on the brokers' sales of funds that participated in its preferred partner program - instead of giving equal weight to the sales of all mutual funds, as required by NASD rules. June 8, 2005 NASD Press Release.

Wells Fargo Promoted A Culture That Increased The Sales Of Shelf-Space Funds

46. Defendants cultivated a clandestine, incentive-driven culture among Wells Fargo's brokerage arm to sell Shelf-Space Funds, regardless of the comparative value of the funds.

47. Defendants' evaluation of the Shelf-Space Funds was neither objective nor performance-based. Instead, unbeknownst to Plaintiff and the Class, Defendants blatantly solicited the sponsorship of the Shelf-Space Funds' distributors and investment advisers for company events,

office parties, training and educational meetings and conferences in exchange for the inclusion of their funds in the "Platform Participants" Preferred Fund list. Shelf-Space Funds significantly benefited: their products were favorably perceived as having achieved a higher, "preferred" status based on their performance, while representatives from these Funds were given greater access to branch offices and were invited to corporate training and marketing events. Consequently, representatives from the Shelf-Space Funds were given increased opportunities to interact with Wells Fargo's brokers to promote the sale of their mutual funds.

48. Investment Advisers and Distributors from other mutual fund companies were forced to engage in this "pay to play" arrangement with Wells Fargo because Defendants condoned and even promoted this practice as a required course of conduct with Wells Fargo. In other words, if funds and their advisers did not pay Wells Fargo's broker/dealers kickbacks, then Wells Fargo would not sell their funds.

Wells Fargo Investments Charged Investors For Biased Financial Plans Which Were Utilized to Steer into Preferred Funds <u>Through Its Various Financial Management Accounts</u>

49. During the Class Period, Wells Fargo Investments Defendants, provided financial planning services to a substantial percentage of its clients. These financial plans included fee-based account programs such as Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account and WellsSelect account. Wells Fargo has 1200 brokers who on average have 452 accounts each.

50. Although Wells Fargo has stated that they "want to be advocates" for their customers and "to put them at the center of everything," http://www.wellsfargo.com/invest_relations /vision_values/9, they fail to properly disclose how investors may pay more with asset-based programs than when purchasing the mutual fund separately. Wells Fargo Customer Service (last visited Nov. 2, 2005). Instead, they vaguely note in a website statement to investors who are purchasing this financial guidance, "Please ask us questions to make sure you understand your rights and our obligations to you, including the extent of our obligations to disclose conflicts of interest and to act in your best interest. We are paid both by you and sometimes, by people who

compensate us based on what you buy." Wells Fargo, Wells Choice Acount, http://www. wellsfargo.com/investing/styles/fc/accts/wellschoice (last visited Nov. 2, 2005).

51. Furthermore, there were improper incentives on both the firm and financial advisor level to push asset-based programs. The percentage of brokerage revenues that Financial Advisors received in asset-based programs was higher than the percentage of Firm Revenues they received on most other products and services.

The Shelf-Space Funds Paid Excessive Commissions through Directed Brokerage

52. In connection with running the funds, the Shelf-Space Funds regularly traded securities of issuers held in the Fund's portfolio and paid commissions on such trades to WF Investments and H.D. Vest, among others. In return for the efforts of Defendant broker/dealers to steer its clients into the Shelf-Space Funds, the Funds paid Wells Fargo directed brokerage commissions that were in excess of what they would have paid under an agreement reached with broker/dealers through arm's-length bargaining. The investment advisers would use these excessive commissions to meet their revenue sharing commitments.

Defendants Wells Fargo Investments and H.D. Vest Have Been Subject to NASD Charges and Fines For the Alleged Conduct

53. Wells Fargo's broker/dealers subsidiaries, WF Investments and H.D. Vest, have both been charged and had fines placed on them for the exact conduct alleged in this complaint.

54. The NASD found that the broker/dealers firms operated "shelf-space" programs that provided certain benefits to a relatively small number of mutual fund complexes in return for directed brokerage. According to the NASD, the broker/dealer Defendants generally monitored the amount of directed brokerage received to ensure that the fund complexes were satisfying their revenue sharing obligations. June 8, 2005 NASD Press Release.

55. The NASD alleged that six fund companies directed trades to WF Investments to be in its "preferred partner" program. They received "enhanced exposure," such as access to Wells Fargo salespeople and the right to send prospecting letters to Wells Fargo's customers. Walter Hamilton, *Brokerages Settle Fund-Sale Cases; Fifteen Firms Will Pay $34 Million to Resolve Charges of Promoting Mutual Funds Based on the Fees They Paid*, L.A. Times, June 9, 2005 at C4.

56. As a result, WF Investments was fined $2,970,000 by the NASD for engaging in revenue sharing and directed brokerage arrangements with different fund families. June 8, 2005 NASD Press Release.

57. Well Fargo's other broker/dealer subsidiary, H.D. Vest, was also found to have received payments to operate a preferred partner program. The fine imposed on H.D. Vest also included charges related to violations of NASD rules relating to non-cash compensation. For example, H.D. Vest would reimburse brokers' expenses incurred in connection with certain firm training and education conferences based, in part, on the brokers' sales of funds that participated in its preferred partner program - instead of giving equal weight to the sales of all mutual funds, as required by NASD rules. *Id.*

58. As a result of these arrangements, H.D. Vest was fined $4,015,000 by the NASD. Neither WF Investments nor H.D. Vest had in place adequate procedures or policies to determine whether fund families had authority to make directed brokerage and revenue sharing arrangements. *Id.*

<u>**Defendants Failed To Disclose Their Fraudulent Practices**</u>

59. The revenue-sharing and kickback activities engaged in by the Defendants described above created conflicts of interest with respect to broker/dealers' management of client accounts. These conflicts of interest were not disclosed to Plaintiff and the Class, and were actively concealed from clients. Disclosure of these sales incentives and compensation structures were necessary for Wells Fargo's clients to make informed investment decisions. Through a constant barrage of financial incentives and programs, pressure was exerted on the WF Investment and H.D. Vest firms and their brokers to sell Shelf-Space Funds in order to receive additional compensation.

60. As described above, in return for the Defendant broker/dealers' efforts to steer their clients into the Shelf-Space Funds, the Funds paid the Wells Fargo broker/dealers kickbacks. Given that the kickbacks were paid out of Fund assets, other investors in the Shelf-Space Funds were paying for this "Shelf-Space" at Wells Fargo, but were not informed that their fees were being used for this purpose. At the time these arrangements were instituted, Wells Fargo anticipated receiving millions of dollars in revenue under it.

61. Wells Fargo disclosed information to its customers concerning mutual fund purchases primarily through supplying customers with the prospectuses and if requested, the statements of additional information ("SAIs") issued by the mutual funds.

62. Prior to investing in any of the Shelf-Space Funds, Plaintiff and each member of the Class were entitled to receive the appropriate prospectuses. The prospectuses and registration statements were deceptive and misleading as they failed to disclose Defendants' practice of steering investors to Shelf-Space Funds.

Defendants' Fraudulent Course Of Conduct

63. The practice of aggressively selling Shelf-Space Funds to investors, without disclosing Defendants' strong financial interest in recommending such Funds over other investment choices, coupled with Defendants' undisclosed practice of paying excessive commissions to Wells Fargo for steering investors their way, is a clear violation of Defendants' fiduciary obligations of loyalty and care to their clients and operated as a fraud and deceit against them. As a result of the undisclosed scheme, Plaintiff and other members of the Class sustained damages.

64. Defendants are liable for (i) making false statements, and/or for failing to disclose material adverse facts while selling shares of the Shelf-Space Funds, and/or (ii) participating in a scheme to defraud and/or a course of conduct that operated as a fraud or deceit on purchasers of the Shelf-Space Funds shares during the Class Period. The wrongful conduct alleged herein enabled Defendants to profit at the expense of Plaintiff and other Class members.

65. As alleged herein, Defendants acted with scienter in that Defendants knew that the public documents and statements issued or disseminated in the name of the Shelf-Space Funds were materially false and misleading, knew that such statements and documents would be issued or disseminated to the investing public, and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth herein in detail, Defendants, by virtue of their receipt of information reflecting the true facts regarding Shelf-Space Funds, their control over, and/or receipt and/or modification of Shelf-Space Funds' allegedly materially misleading misstatements and/or their associations with the Shelf-Space Funds which made them privy to confidential information

concerning the Shelf-Space Funds, culpably participated in the fraudulent course of conduct alleged herein.

66. Defendants were highly motivated to allow and facilitate the conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Investment Advisers, inter alia, received increased management fees which inured to their benefit and the benefit of Wells Fargo. In addition, Wells Fargo broker/dealers were highly motivated to engage in the wrongdoing alleged herein because it incurred lower costs when selling the Shelf-Space Funds, thereby increasing their profitability. Furthermore, Wells Fargo profited through the receipt of excessive commissions from the Proprietary Funds.

THE PROSPECTUSES, THEIR SAI AND PUBLIC STATEMENTS WERE MATERIALLY FALSE AND MISLEADING

67. Plaintiff and other members of the Class were entitled to receive one or more Prospectuses pursuant to which the Shelf-Space Funds shares were offered. The SAI is not distributed to investors, but available to them on request.

68. Prospectuses and their SAI are required to disclose all material facts in order to provide investors with information that will assist them in making an informed decision about whether to invest in a mutual fund. The law requires that such disclosures be in straightforward and easy to understand language such that it is readily comprehensible to the average investor.

69. Each of the Shelf-Space Funds Prospectuses and their SAIs issued during the Class Period failed to adequately disclose to investors material information about the mutual funds and the fees and costs associated with them. As seen below, each of the Prospectuses and their SAIs contained the same materially false and misleading statements and omissions regarding directed brokerage, 12b-1 fees and soft dollars.

70. Each of the Prospectuses and their SAIs issued during the Class Period contained substantially the same materially false and misleading omissions of key information regarding the Funds' directed brokerage and 12b-1 fees that were required to be disclosed in "easy to understand

language" such that a reasonable investor could make an informed decision whether or not to invest in the Funds.

71. The Wells Fargo Funds Trust SAI, dated July 26, 2004, which is similar in substance to the other SAIs for, states:

> The Board has concluded that the Plan is reasonably likely to benefit the Funds and their shareholders because the Plan authorizes the relationship with selling agents, including Wells Fargo Bank and Funds Management, that have previously developed distribution channels and relationships with the retail customers that the Funds are designed to serve. The Trustees believe that these relationships and distribution channels provide potential for increased Fund assets and ultimately corresponding economic efficiencies (i.e., lower per-share transaction costs and fixed expenses) that are generated by increased assets under management. In addition to payments received from the Funds, selling or servicing agents may receive significant additional payments directly from the Adviser, the Distributor, or their affiliates in connection with the sale of Fund shares.

Id.

72. However, these arrangements did the opposite. These arrangements increased expenses to investors' detriment. The SAI fails to disclose that these increased expenses benefit Advisers and Distributors' profit while decreasing investors' returns.

<u>Material Omissions Regarding Directed Brokerage</u>

73. The Hartford mutual fund family - one of the Shelf-Space Funds identified in Exhibit B attached hereto - is just one example of a fund complex engaged in making Shelf-Space payments to Wells Fargo broker/dealer firms. However, the Hartford Funds' Prospectuses and their SAIs are substantially similar to the Prospectuses and SAIs for all Shelf-Space Funds during the Class Period. For example, the March 1, 2003 SAI for the Hartford Mutual Funds, Inc. is essentially

identical in substance to all other Shelf-Space Fund SAI issued during the Class Period in that it states under the heading PORTFOLIO TRANSACTIONS AND BROKERAGE the following:

74. The Companies have no obligation to deal with any dealer or group of dealers in the execution of transactions in portfolio securities. Subject to any policy established by each Company's board of directors and HIFSCO, HIMCO and Wellington Management, as applicable, are primarily responsible for the investment decisions of each Fund and the placing of its portfolio transactions. In placing orders, it is the policy of each Fund to obtain the most favorable net results, taking into account various factors, including price, dealer spread or commission, if any, size of the transaction and difficulty of execution. While HIMCO and Wellington Management generally seek reasonably competitive spreads or commissions, the Funds do not necessarily pay the lowest possible spread or commission. Upon instructions from HIFSCO, Wellington Management may direct certain brokerage transactions to broker/dealers who also sell shares of funds in the fund complex. Upon instructions from HIFSCO, Wellington Management may also direct certain brokerage transactions to broker/dealers that pay for certain other services used by the Funds.

75. This statement is false and misleading, as are all of the Shelf-Space Fund Prospectuses and their SAIs, in that it fails to disclose that it directed brokerage commissions to Wells Fargo brokerages to satisfy pre-determined, negotiated arrangements for specific amounts of brokerage commissions with Wells Fargo broker/dealers. Additionally, the above statement is materially false and misleading for the following reasons:

(a) that investor assets were used to pay Wells Fargo's brokerage to satisfy bilateral arrangements between the Shelf-Space Funds and Broker/dealer Defendants whereby the broker steered clients into the Shelf-Space Funds;

(b) that brokerage commissions over and above those allowed by Rule 12b-1 were used to pay for the "shelf-space programs";

(c) that brokerage payments were directed to Wells Fargo brokerages to satisfy the "shelf-space" arrangements and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Shelf-Space Funds Rule 12b-1 Plan; and

(d) that such revenue sharing payment created undisclosed conflicts of interest.

Material Omissions Regarding 12b-1 Fees

76. With respect to statements regarding 12b-1 fees, the March 1, 2003 SAI Information for the Hartford Mutual Funds, Inc. is identical in substance to all Shelf-Space Fund Statements of Additional Information issued during the Class Period in that it states the following with respect to 12b-1 fees:

> General Distribution fees paid to HIFSCO may be spent on any activities or expenses primarily intended to result in the sale of the applicable Company's shares including: (a) payment of initial and ongoing commissions and other compensation payments to brokers, dealers, financial institutions or others who sell each Fund's shares, (b) compensation to employees of HIFSCO, (c) compensation to and expenses, including overhead such as communications and telephone, training, supplies, photocopying and similar types of expenses, of HIFSCO incurred in the printing and mailing or other dissemination of all prospectuses and statements of additional information, (d) the costs of preparation, printing and mailing of reports used for sales literature and related expenses, i.e., advertisements and sales literature, and (e) other distribution-related expenses and for the provision of personal service and/or the maintenance of shareholder accounts. These plans are considered compensation type plans which means that the Funds pay HIFSCO the entire fee regardless of HIFSCO's expenditures.

The above statement is materially false and misleading in that it fails to state that Hartford used 12b-1 fees to participate in "shelf-space programs" at Wells Fargo brokerages to provide kickbacks to Wells Fargo retail broker/dealers for directing their clients into Shelf-Space Funds. Additionally, the above statement is materially false and misleading for the following reasons:

(a) that investor assets were used to pay Wells Fargo to satisfy bilateral arrangements between the Shelf-Space Funds and Wells Fargo, such as the Platform Participants programs whereby the broker steered clients into the Shelf-Space Funds;

(b) that brokerage commissions over and above those allowed by Rule 12b-1 were used to pay for the Platform Participants program;

(c) that brokerage payments were directed to Wells Fargo to satisfy the "shelf-space" arrangements and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Defendants' Rule 12b-1 Plan; and

(d) that such revenue sharing payment created undisclosed conflicts of interest.

Defendants Were Misleading in Their Public Statements Regarding Brokers' Compensation

77. Both WF Investments and H.D. Vest's statements regarding revenue sharing arrangements and brokers' compensation were misleading. The website of both retail broker/dealers state that brokers do not receive "any portion of, or any additional compensation as a result of these payments or compensation arrangements." *See* Important Information About Mutual Funds, available at http://www.hdvest.com/investor-mutualfunds.html; and Wells Fargo Investments, LLC, An Investor Guide to Mutual Funds, June 2005, available at http://a248.e.akamai.net/7/248/1856/e41295a45abb78/www.wellsfargo.com/pdf/online_brokerage/mf_disc.pdf.

78. However, the NASD explicitly imposed a directed brokerage fine on H.D. Vest for reimbursing "brokers' expenses incurred in connection with certain firm training and educational conferences based, in part, on the brokers' sales of funds that participated in its preferred partner program -- instead of giving equal weight to the sales of all mutual funds, as required." *See* June 8, 2005 NASD Press Release.

Additional Scienter Allegations

79. As alleged herein, Defendants acted with scienter in that Defendants knew that the public statements issued or disseminated in the name of Shelf-Space Funds were materially false and misleading, knew that such statements would be issued or disseminated to the investing public, and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements as primary violations of the federal securities laws. As set forth elsewhere herein in detail, Defendants, by virtue of their knowledge of the true facts regarding the kickback scheme and improper influence exerted to push the Shelf-Space Funds on Wells Fargo clients, and their control over, and/or receipt and/or modification of Shelf-Space Funds' materially misleading omissions and misstatements and/or their associations with Wells Fargo which made them privy to confidential proprietary information concerning the Wells Fargo incentive scheme, culpably participated in the fraudulent scheme alleged herein. Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein.

Plaintiff And Other Members Of The Class Have Suffered Damages As A Result Of Defendant's Illegal And Improper Actions

80. As a result of Defendants' conduct alleged above, Plaintiff and the other members of the Class have suffered damages. The damages suffered by Plaintiff and the other members of the Class were a foreseeable consequence of Defendants' omissions and conduct, particularly in light of the fact that the net returns on the Shelf-Space Funds were diminished as a result of the improper kickbacks Wells Fargo broker/dealers took from the Shelf-Space Funds. Plaintiff and other members of the Class would not have purchased the Shelf-Space Funds, and paid the related commissions and fees associated with the Shelf-Space Funds, had they known of the illegal and improper practices the Defendants used to direct Plaintiff into the Shelf-Space Funds as alleged above. By investing in the Shelf-Space Funds, Plaintiff and other members of the Class received a return on their investment that was substantially less than the return on an investment they would have received had they invested the same dollars in a comparable fund. Alternatively, investors

could have invested fewer dollars in a non-Shelf-Space Fund to obtain a rate of return equal to or greater than that obtained at a higher price from the comparable Shelf-Space Fund.

81. Additionally, Plaintiff was deceived into buying shares of the Shelf-Space Funds at an artificially inflated value. Plaintiff accepted, as an integral aspect of a purchase of shares of the Shelf-Space Funds, that they would be required to pay fees and expenses against their ownership interests in the Shelf-Space Funds with the understanding that those charges were legitimate outlays for services that would benefit the mutual Fund and contribute positively to its value. In truth, a significant portion of those expenses was not being used to provide the services promised, but rather to increase the profits of Wells Fargo and its affiliates by financing the programs challenged in this lawsuit. As a result, the values of the Shelf-Space Funds were less than they appeared to be to the Plaintiff. Plaintiff and the other members of the Class have also suffered damages through commissions paid by Plaintiff and the other members of the Class for their purchase of shares of the Shelf-Space Funds. Had Plaintiff and the other members of the Class knew about the practices alleged above, Plaintiff and the other members of the Class would not have paid such commissions. Plaintiff's and the other members of the Class' damages as a result of the commissions they paid for shares of the Shelf-Space Funds were a foreseeable consequence of Defendants' failure to disclose.

THE WELLS FARGO FUNDS' INVESTMENT ADVISERS ENGAGED IN IMPROPER CONDUCT

Defendants Breached Their Duties By Charging Excessive Fees And Failing To Disclose These Practices

82. The fees charged to mutual fund investors should reflect the equivalent of fees that would have been within the bounds of arm's-length bargaining. Trustees are charged with the responsibility of negotiating the fees charged to the fund on behalf of the investors who, individually, are unable to negotiate such fees. At the same time, investment advisers and their affiliates have a fiduciary duty with respect to the fees that are charged to investors in that such fees must be reasonably related to the services provided and conflicts of interest must be disclosed.

83. Congress and the Supreme Court have recognized the potential conflicts of interest that exist in the mutual fund industry and created safeguards to protect investors. Congress adopted

Section 15(c) of the ICA which imposes upon Investment Advisers a duty to furnish shareholders with any information necessary to evaluate advisory contracts. Since it is difficult for investment advisers to be completely impartial toward clients, given their profitability goals, investment advisers are under a duty to disclose to clients all material information "which might incline an investment adviser – consciously or unconsciously – to render advice which is not disinterested." *SEC v. Capital Gains Research Bureau, Inc.*, 375 U.S. 180, 191-92 (1963). The Investment Adviser Defendants failed to adequately disclose to shareholders that fees were actually being used for the payment of kickbacks to brokers solely to benefit the Investment Adviser Defendants and the other Defendants, and that investors themselves did not receive any benefit therefrom. In fact, the inflated fees that the Investment Adviser Defendants charged the Funds and their investors were not reasonably related to services rendered and were therefore excessive.

84. Distributors, as affiliates of the investment advisers, also owe a fiduciary duty to investors with respect to the fees investors pay. Furthermore, the NASD has implemented additional regulations to prevent registered distributor broker/dealers (such as the Distributor Defendant here) from offering gifts or making directed brokerage payments to brokers on the condition of increasing sales of a mutual fund. In violation of the foregoing, the Distributor Defendant was the conduit for arrangement of the revenue sharing payments to brokers. For example, according to disclosures by Morgan Stanley, gross payments, asset payments and recordkeeping payments were made to brokers by the Distributor Defendant on behalf of the Wells Fargo Fund family in exchange for Shelf-Space. In exchange for sharing costs, Shelf-Space Funds receive enhanced access to WF Investments' sales force, and may interact with its broker/dealers during training events, conference calls and meetings. They also receive heightened visibility through the distribution of sales literature and newsletters, and by means of links, information and lists posted on WF Investments' intranet pages. *See* Wells Fargo Investments, LLC, An Investor Guide to Mutual Funds, June 2005. *Available at* http://a248.e.akamai.net/7/248/1856/e41295a45abb78/www.wellsfargo.com/pdf/online_brokerage/mf_disc.pdf.

The Excessive Fees At Issue

85. The fees at issue in this case include, without limitation, the investment adviser fees (including administrative fees), Rule 12b-1 fees (including service fees), and directors' fees paid by the Proprietary Funds. Investment adviser fees are calculated as a percentage of assets under management. As the fund assets increase, the dollar amount of such fees parallel this growth Rule 12b 1 permits a fund to pay "12b-1" distribution fees out of fund assets only if the fund has adopted a 12b-1 plan authorizing their payment. Distribution fees include fees paid for marketing and selling fund shares, such as compensation for brokers and others who sell fund shares, and payments for advertising, the printing and mailing of prospectuses to new investors and the printing and mailing of sales literature. The NASD has placed a 1% cap on the amount of 12b-1 fees that may be charged to a fund, and the Wells Fargo Defendants have often charged the maximum amount (1%) permissible. In this case, Defendants inflated the 12b-1 fees charged to investors so that they could use these excessive payments under the guise of 12b-1 fees as payments to brokers to push Wells Fargo Funds over other funds offered by the brokers.

86. Service fees are fees paid to persons to respond to investor inquiries and provide investors with information about their investments. Unlike distribution fees, a fund may pay shareholder service fees without adopting a 12b-1 plan. The NASD imposes an annual .25% cap on shareholder service fees (regardless of whether these fees are authorized as part of a 12b-1 plan).

87. "Soft Dollar" practices are arrangements under which products or services other than execution of securities transactions are obtained by an adviser from or through a broker/dealer in exchange for the direction by the adviser of client brokerage transactions to the broker/dealer. In other words, "commissions" payments may include payments for not only purchase and sales execution, but also for other specified services. The SEC has defined permissible payments to include payments for, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." 15 U.S.C. §78bb.

88. Soft Dollars are a way for mutual funds to get services without having to pay for them directly with cash. For example, with Soft Dollars, the mutual fund will pay in-kind (i.e., with Soft Dollars) by, inter alia, passing on business to the brokerage. With Soft Dollars, the expenses

are hidden in the trading costs. Wells Fargo's Soft Dollar payments at issue here were excessive because they were payments with no corresponding benefit (i.e., something for nothing). The payments were only made to help finance Wells Fargo's Shelf-Space agreements alleged herein, with no additional benefits accruing to the investors. As a result, there was a disproportionate relationship between the payments made and the services rendered.

89. Directed brokerage is the practice whereby investment advisers direct underlying portfolio securities transactions to broker/dealers that sell shares of the fund to remunerate brokers for pushing their funds instead of other fund companies' funds. This practice directly harms investors, especially where, as here, the fund is alleged to be "paying up," or trading securities at commission rates higher than the fund would otherwise pay if it were not indirectly paying for distribution through directing brokerage. Directed brokerage creates a material conflict of interest because the investment adviser has a strong incentive to use brokerage commissions to increase the size of its funds (thereby increasing management/advisory fees) and to avoid paying brokers out of its own assets. Directed brokerage may also be used to circumvent NASD rules on sales charges, undermining the protection afforded to investors under §22(b) of the ICA, which states that

> the price at which such security is offered or sold to the public shall not include an excessive sales load but shall allow for reasonable compensation for sales personnel, broker/dealers, and underwriters, and for reasonable sales loads to investors...

Id.

90. Revenue sharing occurs when the investment adviser or its affiliate makes cash payments to a broker/dealer in exchange for the broker/dealer pushing shares of that fund. Revenue sharing arrangements are problematic, *inter alia*, because plan providers cannot uphold their fiduciary responsibilities when they choose to include or exclude funds based solely on the fund's participation in a revenue sharing arrangement rather than based on the benefit to the participant. The SEC has stated that "[r]evenue sharing arrangements not only pose potential conflicts of interest, but also may have the indirect effect of reducing investors' returns by increasing the distribution-related costs incurred by funds. Even though revenue sharing is paid to broker/dealers

directly by fund investment advisers, rather than out of fund assets, it is possible that some advisers may seek to increase the advisory fees that they charge the fund to finance those distribution activities... Moreover, revenue sharing arrangements may prevent some advisers from reducing their current advisory fees." 69 Fed. Reg. 6438, 6411 n. 21 (February 10, 2004).

91. The Investment Adviser Defendants (along with the Distributor Defendant) secretly siphoned monies from the Funds and their investors in various forms, as described above and discussed further below, in order to pay for Shelf-Space at brokerage houses. The Wells Fargo Funds grew as a result and so did the management and 12b-1 asset-based fees paid to the Investment Adviser and Distributor Defendants. But the services being performed by the Investment Adviser and Distributor Defendants did not change, and economies of scale were not passed on to investors, resulting in the receipt of excessive fees from investors.

The Fees Charged Were Excessive and Not Related to the Services Provided

92. Defendants charged the Funds excessive investment adviser fees and 12b-1 fees that were not reasonably related to the services being provided. When examining the source of excessive fees, the legislative history of Section 36(b) states:

> It is noted ... that problems arise due to the economies of scale attributable to the dramatic growth of the mutual fund industry. In some instances these economies of scale have not been shared with investors. Recently there has been a desirable tendency of the part of some fund managers to reduce their effective charges as the fund grows in size. Accordingly, the best industry practice will provide a guide.

S. Rep. No. 91-184, at 5-6 (1969), reprinted in 1970 U.S. Code Cong. & Ad. News, at 4901-02.

93. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services. Defendants' incremental costs of providing advisory services to the Funds were nominal. The additional fees received by Defendants were disproportionate given that the nature, quality and level of the services remained the same. On a per share basis, it does not

cost more to manage additional assets in a growing fund because economies of scale occur on both the fund complex and portfolio level for various costs incurred. For example, many of the costs, such as the costs of research for a particular investment, remain fixed regardless of the amount of assets in a given fund devoted to that investment.

94. During the relevant time frame, the Proprietary Funds' assets managed by the Investment Adviser Defendant have grown dramatically, resulting in greatly increased advisory, 12b-1 and administrative fees. That immense growth of assets under management has also generated substantial economies of scale to the great benefit of the Investment Adviser and Distributor Defendants, which have not been passed on to the Proprietary Funds through lower fees. As has been noted, the mutual fund industry is a business in which economies of scale are present and are statistically significant. William Baunol, The Economics of Mutual Fund Markets: Competition Versus Regulation, 186, 190, Boston: Kluwer Academic (1990).

95. The economies of scale enjoyed by Defendants have not been shared with the Proprietary Funds or their investors. The Investment Adviser Defendant and Distributor Defendant, in charging fees to the Funds, failed to pass on the economies of scale they were realizing as the Funds grew. The Director Defendants ignored this failure and allowed the Investment Adviser and Distributor Defendants to continue to charge the Proprietary Funds excessive fees. As the SEC has made clear, "[i]f the fund or fund family is experiencing economies of scale, fund directors have an obligation to ensure that fund shareholders share in the benefits of the reduced costs by, for example, requiring that the adviser's fees be lowered, breakpoints be included in the adviser's fees, or that the adviser provide additional services under the advisory contract... If the fund or fund family is not experiencing economies of scale, then the directors may seek to determine from the adviser how the adviser might operate more efficiently in order to produce economies of scale as fund assets grow." SEC, Division of Investment Management: Report on Mutual Fund Fees and Expenses, at B1 (Dec. 2000) ("SEC Report on Mutual Fund Fees"), available at http://www.sec.gov/news/studies/feestudy.htm.

Excessive Investment Adviser Fees Were Improperly Used To Pay For Revenue Sharing

96. Defendants charged the Proprietary Funds and their investors inflated advisory fees to pay part of Defendants' revenue sharing agreements. These fees force Investment Advisory Defendants to keep fees high to pay for revenue sharing arrangements. The fees were not related to any services provided to investors, but solely to Investment Adviser Defendants. Furthermore, these fees should have been subject to Rule 12b-1 since they dealt with distribution. Advisory fees paid to an investment adviser with the intent of allocating a certain amount towards distribution practices, such as revenue sharing, where the investment adviser and its affiliates claim to make payments from their own profits, are regulated under Rule 12b-1 and Section 36(b). As the SEC explained, "Rule 12b-1 could apply . . . in certain cases in which the adviser makes distribution related payments out of its own resources.... 'if *any allowance* were made in the investment adviser's fee to provide money to finance distribution.'" *Investment Company Act of 1940 Rule 12b-1, 1998 SEC No-Act. Lexis 976, at *16 (citing Payment of Asset-Based Sales Loads By Registered Open-Ended Management Investment Companies*, Investment Company Act Release No. 16431, 1988 SEC LEXIS 1206 (June 13, 1988)) (emphasis added). Defendants paid for part of these revenue sharing arrangements through advisory fees to circumvent sales limits placed on distribution.

The Investment Adviser Defendants Used Rule 12b-1 Marketing Fees For Improper Purposes

97. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan and any related agreements must be approved by a vote of the majority of the board of Trustees; and the board of Trustees must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the Trustees "have a duty to request and evaluate, and any

person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The Trustees may continue the plan if the board of "directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and sections 36(a) and (b) [15 U.S.C. § 80a-35(a) and (b)] of the Act, that there is a reasonable likelihood that the plan will benefit the company and its shareholders." [Emphasis added.]

98. The exceptions to the Section 12b-1 prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Investment Adviser Defendants and Distributor Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

99. However, the purported Rule 12b-1 fees charged to the Funds' investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the Funds were marketed and the number of Fund investors increased, any potential economies of scale were not passed on to the Proprietary Funds' investors.

100. As fund assets increase, certain fixed costs remain the same, thereby reducing the overall costs per investor. Despite this fact, Defendants failed to impose 12b-1 breakpoints – i.e., reductions in 12b-1 fees – for payments that should not have increased as the size of the Fund assets increased.

101. This increase and/or constancy in fees while the net asset value plummeted, and the failure of the Investment Adviser to grant any 12b-1 breakpoints, illustrate that the distribution fees were excessive. The Wells Fargo Funds' marketing efforts were creating diminishing marginal returns under circumstances where increased Fund size correlated with reduced liquidity and Fund performance. Defendants failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments not only harmed existing Wells Fargo Fund investors, but

also were improperly used to induce brokers to breach their duties of loyalty to their prospective Proprietary Fund investors.

102. As discussed throughout this Complaint, in violation of Rule 12b-1, Defendants made and received additional undisclosed payments to their brokers in the form of excessive commissions that were not disclosed or authorized by the Funds' Rule 12b-1 Plan. Defendants wrongfully inflated advisory fees by shifting to the Funds or investors expenses which were the responsibility of the Adviser Defendants without any corresponding reduction in the advisory fees. This resulted in inflated advisory fees. As also summarized by the same Wells Fargo SAI:

> The Distributor may enter into selling agreements with one or more selling agents ... under which such agents may receive compensation for distribution-related services from the Distributor, including, but not limited to, commissions or other payments to such agents based on the average daily net assets of Fund shares attributable to their customers. The Distributor may retain any portion of the total distribution fee payable thereunder to compensate it for distribution-related services provided by it or to reimburse it for other distribution-related expenses.

Id.

103. The SAI states wrongful conduct, including their willful disregard of the opportunities for the Funds paid to the affiliated brokers, constitutes a breach of fiduciary duty to Wells Fargo Funds' investors.

Improper Use of Soft Dollars

104. Investment Advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that a fund manager shall not be deemed to have breached his fiduciary

duties "solely by reason of his having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting that transaction, if such person determined in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §78bb(e)(1) (Emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include any service that "provides lawful and appropriate assistance to [the] money manager in performance of his investment decision making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "soft dollars."

105. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor by routinely using soft dollars as excessive commissions to pay brokers to push clients into the Shelf-Space Funds. The Investment Adviser Defendants used soft dollars to pay for these excessive commissions that served as kickbacks to brokers, thus charging the Wells Fargo Fund investors for costs not covered by the Section 28(e) safe harbor and that were in violation of the Investment Advisers' fiduciary duties.

106. As a result, the amounts paid for so-called "research" were expenses that were unnecessary for management of the Wells Fargo Funds' investments because the real purpose of such payments was to improperly increase sales of shares of the Wells Fargo Funds. Alternatively, if such fees were necessary, the Investment Advisers were improperly inflating their management fees for "research" that had already been conducted and was not effective.

<u>The Improper Use of Excessive Commissions and Directed Brokerage Business</u>

107. The Investment Adviser Defendants and Distributor Defendants used excessive commissions and directed brokerage business to compensate broker/dealers who steered their clients into Wells Fargo Funds as part of quid pro quo Shelf-Space arrangements between Wells Fargo and various brokerages. Such payments and directed brokerage payments were used to fund sales contests and other undisclosed financial incentives to further push Wells Fargo Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients into Wells

Fargo Funds regardless of the Funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty.

108. In addition to corroding the broker-investor relationship, Defendants' misuse of directed brokerage commissions to pay for the Shelf-Space arrangements decreased the transparency of the Fund costs to advisers. Monies spent through directed brokerage do not show up as expenses, but are merely reflected as a decrease in investors' returns. The opaqueness of this form of payment also allowed the Investment Adviser and Distributor Defendants a way to circumvent 12b-1 fee limits placed by the NASD.

109. By paying the excessive commissions and directing brokerage business to participate in Shelf Space programs, the Investment Adviser Defendants and Distributor Defendant violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

Actions Against Other Mutual Fund Advisers/Distributors/Affiliates

110. In actions to date involving Massachusetts Financial Services, Co., Franklin Templeton Distributors, Inc., Putnam Investment Management, LLC, American Funds Distributors, Inc., OppenheimerFunds, Inc. and OppenheimerFunds Distributor, Inc., as well as PIMCO Funds' PA Fund Management LLC, PEA Capital LLC and PA Distributors LLC, the SEC (along with other regulators) has condemned the revenue sharing and directed brokerage practices at issue in this Complaint, stating that they create insurmountable, undisclosed conflicts of interest in violation of the securities laws.

111. As established in a recent Administrative Proceeding against Massachusetts Financial Services, Inc. ("MFS") for similar practices complained of herein:

> **MFS Did Not Adequately Disclose to MFS Shareholders that it Allocated Fund Brokerage Commissions to Satisfy Strategic Alliances.**
>
> * * *
>
> Specifically, Item 16(c) of the Form N-1A requires a description in the SAI of "how the Fund will select brokers to effect securities

> transactions for the Fund" and requires that "[i]f the Fund will consider the receipt of products or services other than brokerage or research services in selecting brokers, [the Fund should] specify those products or services."
>
> * * *
>
> **The SAIs did not adequately disclose to shareholders that MFS had entered into bilateral arrangements in which it agreed to allocate specific negotiated amounts of fund brokerage commissions, subject to best execution, to broker/dealers for "shelf space" or heightened visibility within their distribution systems.**

See March 31, 2004 SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings and Imposing Remedial Sanctions against MFS, File No. 3-11450, *available at* http://www.sec.gov/litigation/admin/ia-2224.htm. (Emphasis added.)

112. On September 15, 2004, mutual fund advisor PIMCO and its affiliates entered into a settlement with the SEC. Similar to the allegations in this Complaint against Fidelity, the SEC charged PIMCO entities with failing to disclose their use of directed brokerage to pay for "shelf space" at brokerage firms. The SEC press release stated:

> The Securities and Exchange Commission announced today a settled enforcement action against the investment adviser, sub-adviser, and principal underwriter and distributor for the PIMCO Funds Multi-Manager Series funds (the PIMCO MMS Funds). The suit charges the entities with **failing to disclose to the PIMCO MMS Funds' Board of Trustees and shareholders material facts and conflicts of interest that arose from their use of directed brokerage on the PIMCO MMS Funds' portfolio transactions to pay for "shelf space" arrangements with selected broker/dealers.**
>
> * * *

> Stephen M. Cutler, Director of the SEC's Division of Enforcement, stated, "An investment adviser's undisclosed use of mutual fund assets to defray the adviser's, or an affiliated distributor's, own marketing expenses is a breach of the adviser's duty. Our action today — like the action brought by the Commission against Massachusetts Financial Services Company some six months ago — demonstrates the Commission's resolve to ensure that mutual fund shareholders know how their money is being spent."

See Press Release, U.S. Securities and Exchange Commission, SEC Charges PIMCO Entities with Failing to Disclose Their Use of Directed Brokerage to Pay for Shelf Space at Brokerage Firms (Sept. 15, 2004) (on file with author), *available at* http://www.sec.gov/news/press/2004-130.htm (emphasis added).

113. On December 13, 2004, the SEC announced a settlement of charges against mutual fund investment adviser Franklin Advisers, Inc. and Franklin Templeton Distributors (collectively "Franklin") "alleging that Franklin, without proper disclosure, used fund assets to compensate brokerage firms for recommending the Franklin Templeton mutual funds over others to their clients." The SEC press release continued:

> This practice is known as compensating brokerage firms for "shelf space." As part of the settlement, Franklin agreed to pay $1 in disgorgement and a $20 million penalty as well as undergo certain compliance reforms.
>
> * * *
>
> The use of brokerage commissions to compensate brokerage firms for marketing created a conflict of interest between FA and the funds because FA benefited from the increased management fees resulting from increased fund sales. Mutual funds that follow this practice of using brokerage commissions for marketing have an incentive to do their fund portfolio trading through brokerage firms that might not be

the best choice for fund shareholders. FA was required, but failed, to disclose adequately the arrangements to the boards so they could approve this use of fund assets, and to shareholders so they could be informed when making investment decisions.

See Press Release, U.S. Securities and Exchange Commission, Franklin Advisers and Franklin Templeton Distributors to Pay $20 Million to Settle Charges Related to Use of Brokerage Commissions to Pay for Shelf Space (Dec. 13, 2004) (on file with author), *available at* http://www.sec.gov/news/press/2004-168.htm.

114. Further illustrating that the NASD views directed brokerage payments as improper, a February 16, 2005 press release regarding the NASD's filing of a complaint against American Funds Distributors states:

> American Funds Distributors, Inc. [ ] violat[ed] NASD's Anti-Reciprocal Rule by directing approximately $100 million in brokerage commissions over a three-year period to about 50 brokerage firms that were the top sellers of American Funds.
>
> * * *
>
> The commissions were payments for executing trades for the American Funds' portfolio that were directed to the brokerage firms as additional compensation for past sales of American Funds, and to ensure that American Funds would continue to receive preferential treatment at those firms.
>
> * * *
>
> "Prior cases in this area have focused on retail firms that received directed brokerage payments from mutual fund companies in exchange for giving preferential treatment to their funds," said NASD Vice Chairman Mary L. Schapiro. *"Today's action makes clear that it is just as impermissible to offer and make such payments as it is to receive them."*

See News Release, NASD Press Room, NASD Charges American Fund Distributors, Inc. With Arranging $100 Million in Directed Brokerage Commissions for Top Sellers of American Funds (Feb. 16, 2005) (on file with author), *available at* http://www.nasd.com/web/idcplg?IdcService=SS_GET_PAGE&ssDocName=NASDW_013358 (emphasis added).

115. In the September 14, 2005 settlement with the SEC of charges against mutual fund investment adviser OppenheimerFunds, Inc. ("OFI") and OppenheimerFunds Distributor, Inc. ("OFDI") (collectively, "Oppenheimer"), which alleged that Oppenheimer used brokerage commissions on trades executed for Oppenheimer funds to reduce the revenue sharing obligations it had with certain broker/dealers, the SEC noted that:

> By using Fund assets in the form of brokerage commissions, OFI and OFDI avoided having to expend their own assets to meet revenue sharing obligations ... [Oppenheimer] failed to inform the Funds' shareholders in the Funds' prospectuses or Statements of Additional Information ("SAIs") that OFI and OFDI used the Funds' assets to reduce OFDI's revenue sharing obligations.
>
> * * *
>
> OFI, as a fiduciary, had a duty to disclose conflicts of interest to the Fund Boards and to disclose material information that would expose the actual and potential conflicts of interest it faced relating to the use of Fund assets in connection with revenue sharing arrangements.

See September 14, 2005 SEC Order Instituting Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions against Oppenheimer Funds Inc., File No. 3-12038 ("Oppenheimer SEC Order"), *available at* http://www.sec.gov/litigation/admin/34-52420.pdf (emphasis added).

116. The actions of the Wells Fargo Defendants described herein are no different from those already condemned by the SEC and others.

Defendants' Wrongdoing Directly Impacted Plaintiff and the Class

117. A mutual fund company is very different from a traditional corporation, in that a mutual fund is:

> a "mere shell," a **pool of assets** consisting mostly of portfolio securities that **belongs to the individual investors** holding shares in the fund. The management of this asset pool is largely in the hands of an investment adviser, an independent entity which generally organizes the fund and provides it with investment advice, management services, and office space and staff....

Moses v. Black, No. 78-1913, 1981 U.S. Dist. LEXIS 10870, at *8 (S.D.N.Y. Feb. 3, 1981) (emphasis added).

118. Unlike the situation in regard to a traditional corporation, if those in charge of a mutual fund engage in wrongful activities negatively impacting the mutual fund, investors are directly impacted because a mutual fund is nothing more than a collection of the investors' money. When a cost is imposed on a traditional corporation, that cost impacts the NAV of the corporation, but it does not necessarily impact the market price of the corporation's shares. Thus, there is no direct impact of those costs on the shareholder. In contrast, costs imposed on a mutual fund directly reduce the price at which the fund's shares are bought and sold, and do directly and immediately impact fund shareholders.

119. Unlike a traditional corporation, mutual fund shares do not trade at a price set by a public market. Rather, they are bought from the fund and sold back to the fund at NAV of the fund per share. Open-end mutual funds such as the Wells Fargo Funds are required to issue "redeemable securities," which are defined as "any security . . . under the terms of which the holder, upon its presentation to the issuer . . . is entitled . . . to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof." 15 U.S.C. § 80a-2(a)(32). The value of an investor's mutual fund is determined by subtracting a fund's liabilities from its assets to arrive at the fund's NAV. The excessive fees and charges at issue here immediately reduced the Funds'

NAV per share, decreasing the amount at which each shareholder is entitled to redeem his or her shares. This has a direct impact on shareholders.

120. The SEC has also acknowledged that the improper use of 12b-1 fees, directed brokerage and revenue sharing harms fund shareholders directly, noting that:

> Foregoing an opportunity to seek lower commission rates, to use brokerage to pay custodial, transfer agency and other fund expenses, or to obtain any available cash rebates, *is a real and meaningful cost to fund shareholders*.
>
> * * *
>
> We believe that the way brokerage has been used to pay for distribution involves unmanageable conflicts of interest that may harm funds and fund shareholders.

Prohibition on the Use of Brokerage Commissions to Finance Distribution, SEC Release No. IC-26356, 2004 SEC LEXIS 418, at *20-21 (Feb. 24, 2004) (emphasis added).

<u>The Excessive Fees Charged Are Material</u>

121. Although the various fees charged mutual fund investors may seem small per each individual investor, mutual funds are long-term investment vehicles, whose compounded expenses can have a significant impact on returns. Approximately 98% of mutual fund shareholders say their investments constitute long-term savings and about 77% cite retirement savings as their primary financial goal. David J. Carter, *Mutual Fund Board and Shareholder Action, Villanova Journal of Law and Investment Management*, Vol. 3, No.1, pg. 8.

122. Arthur Levitt, past Chairman of the SEC, has observed this and is critical of what he calls the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can, over time, create such drastic erosion in returns ... In the years ahead, what will mutual fund investors say if

> they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2000).

123. As noted by Representative Richard Baker (R-La.), the chairman of the House subcommittee on capital markets, "The majority of investors work 40 to 60 hours a week, check off a box and send their money into a black hole ... With more unsophisticated people involved in this market than ever, we need better disclosure." Neil Weinberg and Emily Lambert, The Great Fund Failure, Forbes.com, September 15, 2003, http://www.forbes.com/personalfinance/retirement/forbes/2003/0915/176.html. The fees will differ among investors because the Fund offers multiple classes of shares. Each Class represents a pro rata interest in the Fund but is subject to different expenses. The fees essentially get passed through to the investor in varying amounts depending on which class of share he or she is invested in.

CLASS ACTION ALLEGATIONS

124. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class of all persons or entities who held shares or like interests in any of the Shelf-Space Funds between June 30, 2000 and June 8, 2005, inclusive, and who were damaged thereby. Excluded from the class are Defendants, members of their immediate families and their legal representatives, heirs, successors, or assigns and any entity in which Defendants have or had a controlling interest (the "Class").

125. The Class is divided into the following subclasses:

> The Purchasers Subclass: This Class includes all persons or entities who purchased shares or like interests of any of the Shelf-Space Funds at any time during the Class Period (the "Purchasers Subclass").

The Holders Subclass: This subclass includes all persons or entities who held shares or like interests of any of the Wells Fargo Funds at any time during the Class Period (the "Holders Subclass").

126. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed class. Record owners and other members of the Class may be identified from records maintained by the Shelf-Space Funds and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal securities laws that is complained of herein.

127. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

128. Whether the federal securities laws were violated by Defendants' acts as alleged herein; and

129. To what extent the members of the Class have sustained damages and the proper measure of such damages.

130. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SECURITIES ACT CLAIMS

COUNT I

ON BEHALF OF THE PURCHASERS SUBCLASS AGAINST WELLS FARGO FOR VIOLATION OF SECTION 12(A)(2) OF THE SECURITIES ACT

131. Members of the Purchasers Subclass repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, members of the Purchasers Subclass expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

132. This claim is brought pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77l(a)(2), on behalf of the Purchasers Subclass against Wells Fargo for Wells Fargo's failure to disclose sales practices that created an insurmountable conflict-of-interest.

133. Wells Fargo was the seller, or the successor in interest to the seller, within the meaning of the Securities Act, for one or more of the Shelf-Space Fund shares sold to members of the Purchasers Subclass because it either: (a) transferred title of shares of the Shelf-Space Funds to members of the Purchasers Subclass; (b) transferred title to shares of the Shelf-Space Funds to the Shelf-Space Funds distributors that in turn sold shares of the Shelf-Space Funds as agents for the Shelf-Space Funds; and/or (c) solicited the purchase of shares of the Shelf-Space Funds by members of the Purchasers Subclass.

134. During its sale of the Shelf-Space Funds to members of the Purchasers Subclass, Wells Fargo broker/dealers failed to disclose the directed brokerage and other improper inducements alleged herein that its firm and brokers received. These inducements created an insurmountable conflict of interest. Wells Fargo also caused to be issued to members of the Purchaser Subclass the Prospectuses that failed to disclose that fees and commissions from the Shelf-Space Funds would be used to pay brokers for directing investors into the Shelf-Space Funds.

135. As set forth herein, when they became effective, all Shelf-Space Funds' Prospectuses were misleading as they omitted the following material facts:

(a) that the Investment Advisers to the Shelf-Space Funds authorized the payment from fund assets of excessive commissions to broker/dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Advisers to the Shelf-Space Funds directed brokerage payments to firms that favored the Shelf-Space Funds, which was a form of marketing that was not disclosed in or authorized by the Funds Rule 12b-1 plans;

(c) that the Shelf-Space Funds' Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plans were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Shelf-Space Funds' directors and trustees and there was not a reasonable likelihood that the plans would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to the Shelf-Space Funds, the Investment Advisers to the Shelf-Space Funds were knowingly aiding and abetting a breaches of fiduciary duty, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the Shelf-Space Funds to new investors were not passed on to the Shelf-Space Funds investors; on the contrary, as the Shelf-Space Funds grew, fees charged to the Shelf-Space Funds investors continued to increase; and

(f) that the Investment Advisers to the Shelf-Space Funds improperly used soft dollars and excessive commissions, paid from the Shelf-Space Funds assets, to pay for overhead expenses the cost of which should have been borne by the Investment Advisers to the Shelf-Space Funds and not the Shelf-Space Funds investors.

(g) Members of the Purchasers Subclass have sustained damages due to Wells Fargo's violations.

136. At the time they purchased the Shelf-Space Funds shares traceable to the defective Prospectuses, members of the Purchasers Subclass were without knowledge of the facts concerning the material omissions alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT II

AGAINST ADVISER DEFENDANTS AND TRUSTEE DEFENDANTS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

137. Plaintiff repeat and reallege each and every allegation contained above, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

138. This claim is brought pursuant to Section 15 of the Securities Act against Wells Fargo as control persons of the Shelf-Space Funds. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the prospectuses, public filings, press releases and other publications are the collective actions of Wells Fargo.

139. Each of the Adviser is liable under Section 15 of the Securities Act as set forth herein.

140. Each of Defendants was a "control person" of the Adviser Defendants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over the Wells Fargo Shelf-Space Funds. They, directly and indirectly, had and exercised the power and authority to cause the Wells Fargo Advisor to engage in the wrongful conduct complained of herein. Wells Fargo Investment Advisers and Trustees issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the prospectuses.

141. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Defendants are liable to Plaintiff to the same extent as are the Adviser and Trustee Defendants for their primary violations of Section 15 of the Securities Act.

142. By virtue of the foregoing, Plaintiff and other Class members are entitled to damages against Wells Fargo.

COUNT III

EXCHANGE ACT CLAIMS
FRAUD-ON-THE MARKET ALLEGATIONS

143. At all relevant times, the market for the Shelf-Space Funds was efficient for, *inter alia*, the following reasons:

(a) The Shelf-Space Funds met the requirements for listing, and were listed and actively traded through a highly efficient and automated market;

(b) Regulated entitles, periodic public reports concerning the Shelf-Space Funds were regularly filed with the SEC;

(c) Persons associated with the Shelf-Space Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The Shelf-Space Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

144. As a result of the foregoing, the market for the Shelf-Space Funds promptly digested current information regarding the Shelf-Space Funds from all publicly available sources and reflected such information in the respective value for the Shelf-Space Funds as well as the market trend and demand for the shares of the Shelf-Space Funds. Investors who purchased or otherwise acquired shares or interests in the Shelf-Space Funds relied on the integrity of the market for such

securities. Under the circumstances, all purchasers of the Shelf-Space Funds during the Class Period suffered similar injury through their purchase or acquisition of the Shelf-Space Funds at a value that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

COUNT IV

AGAINST ALL DEFENDANTS FOR VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10B-5 PROMULGATED THEREUNDER

145. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for claims brought pursuant to the Securities Act.

146. During the Class Period, each of the Defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and other Class members, as alleged herein and caused Plaintiff and other members of the Class to purchase Shelf-Space Funds at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

147. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of conduct which operated as a fraud and deceit upon the purchasers of the Shelf-Space Funds, including Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative tactics by which they wrongfully distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All Defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

148. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Shelf-Space Funds' operations, as specified herein.

149. Defendants employed devices and artifices to defraud and engaged in a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from excess fees and commissions paid to them as a result of its undisclosed competitions to peddle the Shelf-Space Funds and thereby engaged in transactions, practices and a course of conduct which operated as a fraud and deceit upon Plaintiff and members of the Class.

150. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

151. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of the Shelf-Space Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of the fact that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiff and the other members of the Class acquired the shares or interest in the Shelf-Space Funds during the Class Period at distorted prices and were damaged thereby.

152. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and other members of the Class known the truth concerning the Shelf-Space Funds' operations, which Defendants did not disclose, Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares during the Class Period, they would not have done so at the distorted prices which they paid.

153. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

154. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases and acquisitions of Shelf-Space Funds during the Class Period.

COUNT V

ON BEHALF OF THE PURCHASERS SUBCLASS AGAINST WELLS FARGO FOR VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 PROMULGATED THEREUNDER

155. Members of the Purchasers Subclass repeat and reallege each and every allegation contained above as if fully set forth herein except for claims brought pursuant to the Securities Act.

156. During the Class Period, Wells Fargo retail broker/dealers carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period did deceive the investing public, including members of the Purchasers Subclass as alleged herein, and caused members of the Purchasers Class to purchase shares of the Shelf-Space Funds and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, Wells Fargo took the actions set forth herein.

157. Wells Fargo retail broker/dealers: (i) employed devices, schemes, and artifices to defraud; and (ii) engaged in acts, practices, and a course of conduct which operated as a fraud and deceit upon the purchasers of the Shelf-Space Funds, including members of the Purchasers Subclass, in an effort to enrich themselves through undisclosed manipulative tactics by which they wrongfully distorted the value and market trends of the Shelf-Space Funds in violation of Section 10(b) of the Exchange Act and Rule 10b-5. Wells Fargo broker/dealers are sued as the primary participant in the wrongful and illegal conduct and scheme charged herein.

158. Wells Fargo broker/dealers, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about Wells Fargo retail broker/dealers and the Shelf-Space Funds' operations, as specified herein.

159. Wells Fargo employed devices and artifices to defraud and engaged in a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from excessive fees and commissions as a result of the undisclosed sales practices to peddle the Shelf-Space Funds alleged

above and thereby engaged in transactions, practices and a course of conduct which operated as a fraud and deceit upon members of the Purchasers Subclass.

160. The members of the Purchasers Subclass reasonably relied upon the integrity of the market in which the Shelf-Space Funds traded.

161. Members of the Purchasers Subclass were ignorant of Wells Fargo's fraudulent scheme. Had members of the Purchasers Subclass known of Wells Fargo' unlawful scheme, they would not have purchased or otherwise acquired shares of the Shelf-Space Funds or if they had, they would not have purchased or otherwise acquired them at the artificial prices they paid for such securities.

162. Members of the Purchasers Subclass were injured because the risks that materialized were risks of which they were unaware, which resulted from Wells Fargo' scheme to defraud as alleged herein. Absent Wells Fargo' wrongful conduct, members of the Purchasers Subclass would not have been injured.

163. By virtue of the foregoing, Wells Fargo violated Section 10(b) of the Exchange Act and Rule 10b-5(a) and (c) promulgated thereunder.

164. As a direct and proximate result of Wells Fargo' wrongful conduct, members of the Purchasers Subclass suffered damages in connection with their purchases and acquisitions of the Shelf-Space Funds during the Class Period.

COUNT VI

AGAINST ALL DEFENDANTS FOR VIOLATIONS OF SECTION 20(a) OF THE EXCHANGE ACT

165. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for claims brought pursuant to the Securities Act.

166. This claim is brought pursuant to Section 20(a) of the Exchange Act against Defendants.

167. Each of Defendants acted as a controlling person of the Shelf-Space Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Shelf-Space Funds' respective businesses and

systematic involvement in the fraudulent scheme alleged herein, Defendants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Shelf-Space Funds, including the content and dissemination of the various statements which Plaintiff contends are false and misleading. Defendants had the ability to prevent the issuance of the statements alleged to be false and misleading or could have caused such statements to be corrected.

168. In particular, each of Defendants had direct and supervisory involvement in the operations of the Shelf-Space Funds and, therefore, is presumed to have had the power to control or influence the particular transaction giving rise to the securities violations as alleged herein, and to have exercised same.

169. As set forth above, Defendants and the Shelf-Space Funds each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of the Defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of Shelf-Space Funds securities during the Class Period.

ICA CLAIMS

COUNT VII

AGAINST THE INVESTMENT ADVISER DEFENDANTS, DISTRIBUTOR DEFENDANTS AND TRUSTEE DEFENDANTS PURSUANT TO SECTION 36(B) OF THE ICA DERIVATIVELY ON BEHALF THE PROPRIETARY FUNDS

170. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

171. This Count is brought by the Class against the Distributor Defendant and the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

172. The Distributor Defendant and the Investment Adviser Defendants had a fiduciary duty to the Funds and the Class with respect to the receipt of compensation for services and of

payments of a material nature made by and to the Distributor Defendant, the Investment Adviser Defendants, and the Trustee/Officer Defendants.

173. The Distributor Defendant and the Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the Funds purported Rule 12b-1 marketing fees. Furthermore, these Defendants improperly failed to disclose to investors the conflicts of interest regarding fee arrangements, which harmed Plaintiff. These Defendants caused the Funds and their investors to pay inflated commissions (including soft dollar payments) and recouped from the Funds and their investors, through management and other fees, the cost of any revenue sharing payments purportedly made from adviser or distributor assets. These Defendants also charged excessive advisory fees under 36(b) because they improperly inflated management fees and shifted expenses from the Investment Advisers to the Funds investors without a corresponding reduction in their management fees to reflect that shift in expense.

174. By reason of the conduct described above, the Distributor Defendants and the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

COUNT VIII

ON BEHALF OF THE HOLDERS SUBCLASS AGAINST WELLS FARGO (AS CONTROL PERSON OF THE DISTRIBUTOR DEFENDANT) AND THE INVESTMENT ADVISER DEFENDANTS AND WELLS FARGO-AG (AS A CONTROL PERSON OF THE INVESTMENT ADVISER DEFENDANTS) FOR VIOLATION OF SECTION 48(A) OF THE ICA ON BEHALF OF THE HOLDERS SUBCLASS

175. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

176. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Wells Fargo as control person of the Distributor Defendant and the Investment Adviser Defendants as a control person of the Investment Adviser Defendants, who caused the Distributor Defendant and the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein.

177. The Distributor Defendant and Investment Adviser Defendants are liable under Section 36(b) of the Investment Company Act to the Funds as set forth herein.

178. Wells Fargo was a "control person" of the Distributor Defendant and the Investment Adviser Defendants and caused the violations complained of herein. Princeton Services was a "control person" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants and/or Distributor Defendant – Wells Fargo, directly and indirectly, had the power and authority, and exercised the same, to cause the Distributor Defendant and/or the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

179. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Wells Fargo is liable to Plaintiff to the same extent as are the Distributor Defendant and the Investment Adviser Defendants for their primary violations of Section 36(b) of the Investment Company Act.

180. By virtue of the foregoing, the Funds, Plaintiff and other Class members are entitled to damages against Wells Fargo.

COUNT IX

ON BEHALF OF THE HOLDERS SUBCLASS AGAINST THE INVESTMENT ADVISER DEFENDANTS FOR BREACH OF FIDUCIARY DUTY

181. Members of the Holders Subclass repeat and reallege each of the preceding allegations as though fully set forth herein.

182. As Advisers to the Wells Fargo Funds, the Investment Adviser Defendants were fiduciaries to members of the Holders Subclass and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

183. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to members of the Holders Subclass.

184. Members of the Holders Subclass have been injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

185. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of members of the Holders Subclass, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT X

CLAIM OF UNJUST ENRICHMENT AGAINST WELLS FARGO ON BEHALF OF THE HOLDER SUBCLASS

186. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that Plaintiff does not repeat and reallege in this Count any allegations of deception by Defendants. The wrongdoing complained of in this Count is limited to the wrongful payment of excessive fees and commissions, without regard to any deception.

187. Defendants have encouraged members of the Holders Subclass to hold shares in the Shelf-Space Funds based on its own bad faith, conflicts of interest and personal interests rather than in furtherance of its fiduciary duties owed to members of the Holders Subclass. By receiving and retaining the secret kickbacks alleged herein, Defendants have unjustly profited from their conflicts of interest. Defendants may not in good conscience and equity retain the benefits from their wrongful conduct and those profits belong instead to members of the Holders Subclass. Accordingly, Wells Fargo must disgorge all amounts so wrongfully and unjustly obtained.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff pray for relief and judgment as follows:

(a) Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

(b). Awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding Plaintiff and other members of the Class rescission of their contracts with the Advisers, including recovery of all fees which would otherwise apply and recovery of all fees paid to the Advisers pursuant to such agreements;

(d) Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(e) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: November 5, 2005

GUTRIDE SAFIER LLP

By: [signature]
Adam Gutride (181446)
Seth A. Safier (197427)
835 Douglass Street
San Francisco, California 94119
Telephone: (415) 336-6545
Facsimile: (415) 876-4345

Plaintiff's Local Counsel

MILBERG WEISS BERSHAD & SCHULMAN LLP
Steven G. Schulman
Jerome M. Congress
Kim E. Miller (178370)
Michael R. Reese (206773)
One Pennsylvania Plaza
New York, NY 10119-0165
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

STULL STULL & BRODY
Jules Brody
Mark Levine
6 East 45th Street
New York, New York 10017
Telephone: (212) 687-7230
Facsimile: (212) 490-2022

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
Telephone: (410) 332-0030
Facsimile: (410) 685-1300

Attorneys for Plaintiff

PLAINTIFF'S CERTIFICATION - Wells Fargo Mutual Fund Securities Litigation

McDaniel Family Trust dated 12/11/90 ("Plaintiff") declares under penalty of perjury, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint and authorized its filing.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary, and Plaintiff is willing to serve as a lead plaintiff either individually or as part of a group, a lead plaintiff being a representative party who acts on behalf of other class members in directing the action. Plaintiff's transactions during the Class Period (June 30, 2000-June 8, 2005) are as set forth on the attached Schedule of Transactions.

4. Plaintiff's transactions during the Class Period (June 30, 2000-June 8, 2005) are as set forth on the attached Schedule of Transactions.

5. During the three years prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class under the federal securities laws.

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court. Plaintiff understands that this is not a claim form, and that Plaintiff's ability to share in any recovery as a member of the class is unaffected by Plaintiff's decision to serve as a representative party.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 20th day of October 2005.

Arthur McDaniel
Arthur McDaniel, Trustee

Florence McDaniel
Florence McDaniel, Trustee

Schedule A

Arthur&Florence Mcdaniel TTEES McDaniel Family Trust Transaction(s) in Wells Fargo MUTUAL FUNDS

Ticker		Purchase(s): Date	Shares	Price
FKINX	Franklin Income Fund Class A	07/08/03	45,065.217	2.3000
MIGBX	Massachusetts Invetstors Growth Fund Class B	10/03/00	2,393.490	20.8900
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/18/00	604.677	16.1400
MIGBX	Massachusetts Invetstors Growth Fund Class B	09/10/03	519.174	14.2300
MFBBX	MFS BD Fund Class B	12/24/01	1,594.639	12.3100
MFBBX	MFS BD Fund Class B	01/03/02	1.823	12.3500
MFBBX	MFS BD Fund Class B	02/04/02	7.063	12.3600
MFBBX	MFS BD Fund Class B	03/04/02	7.292	12.4000
MFBBX	MFS BD Fund Class B	04/02/02	7.560	12.1000
MFBBX	MFS BD Fund Class B	05/02/02	7.544	12.2300
MFBBX	MFS BD Fund Class B	06/04/02	7.655	12.2700
MFBBX	MFS BD Fund Class B	07/02/02	7.785	12.1600
MFBBX	MFS BD Fund Class B	08/02/02	7.838	12.1000
MFBBX	MFS BD Fund Class B	09/04/02	7.752	12.2900
MFBBX	MFS BD Fund Class B	10/02/02	7.712	12.4400
MFBBX	MFS BD Fund Class B	11/04/02	7.736	12.2200
MFBBX	MFS BD Fund Class B	12/03/02	7.681	12.3400
MFBBX	MFS BD Fund Class B	01/03/03	7.413	12.6000
MFBBX	MFS BD Fund Class B	02/04/03	7.308	12.5900
MFBBX	MFS BD Fund Class B	03/04/03	7.100	12.7700
MFBBX	MFS BD Fund Class B	04/02/03	7.122	12.7600
MFBBX	MFS BD Fund Class B	05/02/03	7.024	12.9900
MFBBX	MFS BD Fund Class B	06/03/03	6.897	13.2800
MFBBX	MFS BD Fund Class B	07/02/03	6.782	13.2200

Ticker		Sales(s): Date	Shares	Price
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/24/01	1,969.900	11.9600
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/24/01	1,969.900	11.9600
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/24/01	1,641.304	11.9600
MIGBX	Massachusetts Invetstors Growth Fund Class B	03/07/05	517.908	11.2100
MIGBX	Massachusetts Invetstors Growth Fund Class B	03/07/05	517.000	11.2100
MFBBX	MFS BD Fund Class B	09/08/03	576.000	12.7900
MFBBX	MFS BD Fund Class B	09/08/03	576.000	12.7900
MFBBX	MFS BD Fund Class B	09/08/03	577.626	12.7900

PLAINTIFF'S CERTIFICATION - Wells Fargo Mutual Fund Securities Litigation

McDaniel Family Trust dated 12/11/90 ("Plaintiff") declares under penalty of perjury, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint and authorized its filing.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary, and Plaintiff is willing to serve as a lead plaintiff either individually or as part of a group, a lead plaintiff being a representative party who acts on behalf of other class members in directing the action. Plaintiff's transactions during the Class Period (June 30, 2000-June 8, 2005) are as set forth on the attached Schedule of Transactions.

4. Plaintiff's transactions during the Class Period (June 30, 2000-June 8, 2005) are as set forth on the attached Schedule of Transactions.

5. During the three years prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class under the federal securities laws.

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court. Plaintiff understands that this is not a claim form, and that Plaintiff's ability to share in any recovery as a member of the class is unaffected by Plaintiff's decision to serve as a representative party.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 20th day of October 2005.

Arthur McDaniel

Arthur McDaniel, Trustee

Florence McDaniel

Florence McDaniel, Trustee

VIA FAX

Schedule A

Arthur&Florence Mcdaniel TTEES McDaniel Family Trust Transaction(s) in

Wells Fargo MUTUAL FUNDS

Ticker		Purchase(s): Date	Shares	Price
FKINX	Franklin Income Fund Class A	07/08/03	45,066.217	2.3000
MIGBX	Massachusetts Invetstors Growth Fund Class B	10/03/00	2,393.490	20.8900
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/18/00	604.577	16.1400
MIGBX	Massachusetts Invetstors Growth Fund Class B	09/10/03	519.174	14.2300
MFBBX	MFS BD Fund Class B	12/24/01	1,594.839	12.3100
MFBBX	MFS BD Fund Class B	01/03/02	1.823	12.3500
MFBBX	MFS BD Fund Class B	02/04/02	7.063	12.3600
MFBBX	MFS BD Fund Class B	03/04/02	7.292	12.4000
MFBBX	MFS BD Fund Class B	04/02/02	7.560	12.1000
MFBBX	MFS BD Fund Class B	05/02/02	7.544	12.2300
MFBBX	MFS BD Fund Class B	06/04/02	7.655	12.2700
MFBBX	MFS BD Fund Class B	07/02/02	7.785	12.1600
MFBBX	MFS BD Fund Class B	08/02/02	7.838	12.1000
MFBBX	MFS BD Fund Class B	09/04/02	7.752	12.2800
MFBBX	MFS BD Fund Class B	10/02/02	7.712	12.4400
MFBBX	MFS BD Fund Class B	11/04/02	7.736	12.2200
MFBBX	MFS BD Fund Class B	12/03/02	7.581	12.3400
MFBBX	MFS BD Fund Class B	01/03/03	7.413	12.6000
MFBBX	MFS BD Fund Class B	02/04/03	7.306	12.5900
MFBBX	MFS BD Fund Class B	03/04/03	7.100	12.7700
MFBBX	MFS BD Fund Class B	04/02/03	7.122	12.7600
MFBBX	MFS BD Fund Class B	05/02/03	7.024	12.9900
MFBBX	MFS BD Fund Class B	06/03/03	6.897	13.2600
MFBBX	MFS BD Fund Class B	07/02/03	6.782	13.2200

Ticker		Sales(s): Date	Shares	Price
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/24/01	1,969.900	11.9600
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/24/01	1,969.900	11.9600
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/24/01	1,641.304	11.9600
MIGBX	Massachusetts Invetstors Growth Fund Class B	03/07/05	517.908	11.2100
MIGBX	Massachusetts Invetstors Growth Fund Class B	03/07/05	517.000	11.2100
MFBBX	MFS BD Fund Class B	09/08/03	576.000	12.7900
MFBBX	MFS BD Fund Class B	09/08/03	576.000	12.7900
MFBBX	MFS BD Fund Class B	09/08/03	577.626	12.7900

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

RONALD SIEMERS, individually and on behalf of all others similarly situated,

Plaintiffs,

v.

WELLS FARGO & CO.,WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT, INC., WELLS FARGO INVESTMENTS, LLC, STEPHENS, INC., and WELLS FARGO FUNDS TRUST,

Defendants.
__________________________________/

No. C 05-04518 WHA

ORDER GRANTING CLASS CERTIFICATION AND CONFIRMING CLASS REPRESENTATIVE AND CLASS COUNSEL

INTRODUCTION

In this securities-fraud action, this order certifies the following class:

> All purchasers of shares (of any class) bought between November 4, 2000, and June 8, 2005, in any of the following mutual funds: Wells Fargo Advantage Small Cap Growth Fund, Wells Fargo TR Montgomery Emerging Markets Focus Fund, and Wells Fargo Diversified Equity Fund.

STATEMENT

The fact pattern and remaining claims in this action are summarized in the orders dated March 9, April 17, and May 23, 2007. In brief, the Wells Fargo defendants sponsored a number of mutual funds. As advisors and managers, they took money out of the funds in the form of fees. The fees were usually a percentage of the size of the fund. It was thus to their advantage to attract more and more investors and thereby increase the fee base. To this end, the

Wells Fargo sponsors allegedly made cash payments to various brokerage houses to induce them to steer their clients into the Wells Fargo funds irrespective of the merits of the investments.

Via a crackdown on this practice by the Securities and Exchange Commission, payments of this type have come to be known as "revenue sharing," *i.e.*, the fund advisor "shares" its "revenue" with the broker-dealers with direct access to the investing public. Because such payments resemble kickbacks and because such payments incentivize broker-dealers to violate professional standards requiring objective recommendations, all parties to such arrangements had motives to keep them secret. As described by the Commission (and in the March 9 and April 17 orders cited above), one of the evils of revenue sharing has been that the sponsors have been tempted, given the magnitude of the revenue-sharing load, to use the investors' money rather than to use their own to finance such ongoing distribution. One legitimate way to do so is through so-called Rule 12b-1 fees, which are expressly allowed for that purpose. On the other hand, the Commission has denounced any sham increase in advisory (or other) fees as a conduit for financing ongoing distribution and/or the use of directed brokerage to reward the brokerage firms for steering their clients into the funds.

Over time, the Wells Fargo revenue-sharing payments grew in size and reached large magnitudes. The Wells Fargo sponsors allegedly had strong incentives to keep their advisory fees high in order to finance their ongoing revenue sharing, *i.e.*, to maintain excessive fees in order to use the investors' money to finance ongoing distribution rather than to use their own money to do so. The Wells Fargo program grew to include $372 million in "kickbacks" to 472 brokers over a five-year period — or so it is alleged.

Through its prospectuses and otherwise, Wells Fargo promoted its mutual funds but allegedly made a point of concealing as much as possible about the nature and scope of its revenue-sharing arrangements. During the class period (November 4, 2000, through June 8, 2005), successive versions of the prospectuses included more and more hints at the arrangements but none ever came clean and disclosed the full story — or so it is alleged. In essence, the primary concealments were (i) that some portion of the advisory (and other) fees imposed on the fund (and thus the investors) was not for the stated purpose but was a charade and really just a conduit for financing the undisclosed program of revenue sharing and (ii) that the undisclosed revenue-sharing program had reached such magnitude that the advisors had a conflict of interest in extracting fees from the fund, having a duty to subtract only justifiable fees. As the Commission has said in somewhat similar circumstances, it was incumbent on the sponsors to disclose the large-scale program so that investors could decide for themselves whether to place their money in the hands of a fiduciary under such conflicting financial pressure. *See, e.g., Mass. Fin. Srvs. Co.*, Inv. Advisers Act of 1940 Release No. 2,224/Inv. Co. Act of 1940 Release No. 26,409 at ¶¶ 24–25 (Mar. 31, 2004).

Ronald Siemers was one such investor. He invested in the three Wells Fargo funds stated above. He is the lead plaintiff.

* * *

Five prior rounds of substantive motions have been addressed. Defendants' first round of motions to dismiss were ruled on in an order dated August 14, 2006. That order allowed a significant portion of the case to go forward, specifically the claims brought under Sections 12 and 15 of the Securities Act of 1933 and Sections 10 and 20 of the Securities Exchange Act of 1934. The claim under Section 36 of the Investment Company Act of 1940 was dismissed for lack of standing. Lead plaintiff Siemers, however, was allowed to cure this defect by alleging that he had standing by virtue of his continued ownership in any of the funds at issue. Counsel filed a second amended complaint.

Defendants' second motion to dismiss was directed, in significant part, at the issue of standing. An order dated October 24, 2006, held that lead plaintiff Siemers had not adequately alleged standing as to mutual funds he did not own. Counsel were allowed to cure this claim by attempting to find other potential class representatives who had owned other funds that had engaged in revenue sharing. Counsel were directed to move for leave to file a third amended complaint and to propose further named plaintiffs. They did so.

Extensive briefing and several rounds of supplemental briefing were directed at the motion for leave to file a third amended complaint. It was not until that point that the vastness of counsel's agenda emerged. An order dated March 9, 2007, laid out a comprehensive discussion of the entire case and set forth why counsel's proposed case would be entirely unmanageable. Thousands of individual funds — the vast majority having nothing to do with Wells Fargo fund sponsors — would be potentially at issue. For reasons covered in detail in that order, the Section 10 claims against the broker defendants were dismissed and all claims related to non-Wells Fargo funds were severed and stayed. Only one proposed named plaintiff, Forrest McKenna, was allowed to join as a potential class representative, Mr. McKenna having represented that he had purchased several Wells Fargo funds. Plaintiffs were then allowed to file a third amended complaint in an attempt to strengthen the pleading allegations, in accordance with the March 9 order, as to the more limited universe of claims.

Following the filing of the third amended complaint, defendants filed a third motion to dismiss, directed only at the Section 10 claims. By order dated April 17, 2007, the Court denied defendants' motion. The order sustained, for pleading purposes, the Section 10 claims as to the remaining defendants.

Just prior to the filing deadline for the motion for class certification, defendants filed a motion for judgment on the pleadings, directed at the claims under the 1933 Act. By order dated May 17, 2007, defendants' motion was granted in full. Because lead plaintiff Siemers had not suffered any rescissionary damages — the only measure of damage allowed under Section 12 — he had no damages claim under the 1933 Act. Moreover, all of McKenna's 1933 Act claims were time-barred. Following ruling on that motion, the only remaining claims were those brought under Sections 10 and 20 of the 1934 Act and Section 36 of the 1940 Act.

Finally, one issue raised by defendants in opposition to the pending motion has already been addressed. All agree that no defendant in this case had issued any mutual fund shares in any fund acquired by McKenna. McKenna, both sides agree, is not an appropriate class representative in this case. His motion to represent the class was denied by order dated May 23, 2007, leaving only Siemers as the putative class representative.

United States District Court
For the Northern District of California

ANALYSIS

The remainder of this order explains why the class set forth on page one is now certified under Rule 23.

1. RULE 23(a)(1) — NUMEROSITY.

This requirement is satisfied, given the thousands who purchased the three funds during the class period. Defendants do not dispute this conclusion.

2. RULE 23(a)(2) — COMMON QUESTIONS.

The necessary elements of a Section 10(b) claim were summarized in *Dura Pharmaceuticals, Inc. v. Broudo*, 544 U.S. 336, 341–42 (2005) (citations omitted):

> (1) a material misrepresentation (or omission);
>
> (2) scienter, *i.e.*, a wrongful state of mind;
>
> (3) a connection with the purchase or sale of a security;
>
> (4) reliance, often referred to in cases involving public securities markets (fraud-on-the-market cases) as "transaction causation";
>
> (5) economic loss; and
>
> (6) "loss causation," *i.e.*, a causal connection between the material misrepresentation and the loss.

By now, the undersigned has a tolerable appreciation for the fact pattern of this case, given counsel's vigorous motion practice. Much of what will be presented at trial pertains to issues common not only to the three funds but to all 100+ Wells Fargo funds. The overall Wells Fargo revenue-sharing program and secret payments of $372 million to the web of broker-dealers, for example, will be common proof as to all 100+ funds. The wording of the prospectuses for the three funds will be common, not only to the three but many others as well, namely in what was omitted as stated above. Thus, the first three elements of a Section 10(b) claim, as set forth in *Dura*, lend themselves to common class-wide proof.

One contested issue is reliance/transaction causation. Normally, plaintiffs have the burden to prove reliance by all class members via some acceptable method of class-wide proof. Plaintiffs seek to do so by characterizing this case as primarily relying on omissions rather than affirmatively false statements, invoking *Affiliated Ute Citizens of Utah v. United States*, 406 U.S.

128, 153–54 (1972). To see why *Affiliated Ute* is critical here, we must remember how this case differs from the routine securities-fraud case. In the routine case, a fraud comes to light and the stock price plummets. In such a case, the class invokes the fraud-on-the-market presumption to establish reliance and transaction causation, as set out by *Basic Inc. v. Levison*, 485 U.S. 224, 242 (1988). Once a plaintiff proves that the shares were traded in an efficient market, the rule presumes that all available public information was factored into the market stock price. Thus, even if a stock purchaser neglected to read and rely on a prospectus, he or she was nonetheless entitled to rely on the pending market price as reflecting all available public information. If the market was misled, then all who have relied on the market price were also misled. It does not matter whether the fraud was an omission or a positive statement. The *Basic* presumption is the workhorse of the class part of most securities class actions.

With respect to mutual funds, however, the *Basic* presumption does not fit, for there is no stock-price drop. The mutual fund is, instead, priced by the net asset value method. This is based on the daily market closing prices for the underlying portfolio (such as portfolio shares in General Motors, Exxon Corporation, etc.). The net asset value of the portfolio as a whole is then divided by the number of shares outstanding in the mutual fund to derive the daily share value. Bad news about the management of a mutual fund may lead to a downgrading by Morningstar, but it will not provoke a precipitous drop in the net asset value of the fund itself. The underlying portfolio will retain its inherent value despite any such bad news about the fund management. The rise and fall of the daily share value in a mutual fund, therefore, does *not* capture the publicly available information about the management of the fund in the way contemplated in *Basic*. The *Basic* presumption of reliance does *not* fit our case — plaintiffs so agree.

Given the inapplicability of the usual presumption, the importance of *Affiliated Ute* to the maintenance of this suit as a class action is thus apparent. *Affiliated Ute* itself was *not* a class case, but it did hold that reliance need not be proven when there is a material omission. The Ninth Circuit expressly extended *Affiliated Ute* to class cases in *Blackie v. Barrack*, 524 F.2d 891, 905–07 (9th Cir. 1975). That decision also noted that "materiality directly establishes causation more likely than not." *Id.* at 906 n.22. In 1999, however, the Ninth Circuit limited the class-wide use of *Affiliated Ute* to any case that "primarily alleges omissions." Even if an action is a "mixed case" involving both affirmative falsehoods as well as omissions, *Affiliated Ute* may *not* be applied unless the district court properly finds that the action "primarily alleges omissions." *Binder v. Gillespie*, 184 F.3d 1059, 1064 (9th Cir. 1999).

Applying this test to our own record, it is true that this action is a "mixed case." Both omissions and affirmative falsehoods are asserted. Some of the allegations highlight omissions (Compl. ¶¶ 4, 5, 25, 36, 44, 51, 59, 68, 130, 140, 161). Others reference affirmative misrepresentations (Compl. ¶¶ 44, 51, 59, 68). Having been immersed in this case through so many hearings, the Court is convinced that this action is primarily concerned with a key omission — the alleged studied refusal of the Wells Fargo sponsors to disclose their massive system of revenue sharing and its consequent financing such ongoing distribution from the investor's common fund (via sham fees) rather than from the sponsor's own money. Therefore, this case meets the *Binder/Blackie* test for class application of the *Affiliated Ute* rule.

Defendants say their evidence will demonstrate that few ever read any prospectuses. Without reaching all the issues this proffer suggests, it is enough to remember that *Blackie v. Barrack* expressly rejected arguments of this type, stating:

> The right of rebuttal, however, does not preclude the predominance of common questions. Causation as to each class member is commonly proved more likely than not by materiality. That showing will undoubtedly be conclusive as to most of the class. The fact that a defendant may be able to defeat the showing of causation as to a few individual class members does not transform the common question into a multitude of individual ones; plaintiffs satisfy their burden of showing causation as to each by showing materiality as to all.

Blackie, 524 F.2d at 907 n.22.

When, however, it comes to establishing that the sponsors really did impose sham fees as conduits to finance ongoing distribution, proof on a class-wide basis will not be as simple as plaintiff has proposed. On this issue, class counsel will need to prove — fund by fund, fee by fee — that a sham was afoot. Each fee must be judged under the excessiveness factors set forth in *Gartenberg v. Merrill Lynch Asset Management*, 694 F.2d 923, 929–30 (2d Cir. 1982), there being no Ninth Circuit authority on point. The *Gartenberg* method of proof will require a case-by-case analysis before the jury. (Of course, other broader themes may also be presented, such as the overall size of the allegedly secret program and Wells Fargo's allegedly desperate need to find ways to finance it.) Significantly, each case study will identically cover many hundreds, if not thousands, of investors, so even this method of proof will do common duty.

With respect to loss causation and damages, defendants are wrong to argue that a stock-price drop is the exclusive method for proving damages and loss causation. In churning cases under Section 10(b), for example, the Ninth Circuit has specifically approved a measure of damages based on the excess in commissions due to churning in an investment account. *Nesbit v. McNeill*, 896 F.2d 380, 385 (9th Cir. 1990). This is analogous to our case. It is true, of course, that *Dura Pharmaceuticals* called out a stock-price drop as one usual way to prove damages and loss causation. But the decision did not limit plaintiffs to that single method, instead saying that "it should not prove burdensome for a plaintiff . . . to provide a defendant with some indication of the loss and the causal connection that the plaintiff has in mind." *Id.* at 347. Using the *Gartenberg* factors, the churning analogy approved by the Ninth Circuit may be employed herein on a class-wide basis.

3. RULE 23(a)(3) — TYPICALITY.

This order finds that the claim of lead plaintiff Ronald Siemers is typical of those by other members of the class, including those who bought other "classes" of the same funds as did he, for they were all victims to greater or lesser degree of the same undisclosed (alleged) scheme.

Contrary to defendants, a class representative does not have to have the exact liability claim as all other class members under Article III. Rather, once the class representative establishes his own Article III standing, such that there is a concrete case or controversy, then the issue shifts to whether his claims are sufficiently typical of absent class members such that they would be afforded due process by letting him, in a representative capacity, litigate (and potentially lose) the absent-member claims. *Cal. Rural Legal Assistance, Inc. v. Legal Services Corp.*, 917 F.2d 1171, 1175 (9th Cir. 1990). With respect to the Class A versus Class B versus Class C shares (all in the same fund), the variations in claims are so minor that due process would not be offended in allowing our lead plaintiff to press all such claims to judgment, however well or poorly it may end.

The Article III argument has more traction when it comes to whether, as plaintiffs contend, the class should be extended to the 100+ funds sponsored by defendants. As to 97+ of the funds, our lead plaintiff was *not* an investor. Nonetheless, his claims are typical to a degree. For example, the overall massive program of revenue sharing will be common to all 100+ funds. A major difficulty flows from the necessity to prove on a fund-by-fund and fee-by-fee basis that excessive/sham fees were imposed. Out of some concern for insufficient typicality but out of more concern for manageability, as will be discussed below, this order declines to extend the class to all 100+ funds. (Nonetheless, other investors in other funds may derive some collateral-estoppel benefit from any findings made in favor of the more limited class certified herein.)

4. RULE 23(a)(4) — ADEQUACY OF REPRESENTATION.

For all of the reasons set forth in the order appointing Mr. Siemers as the lead plaintiff, which reasons are now reaffirmed, this order finds that he will adequately and fairly represent the class.

The main new attack on Mr. Siemers is his alleged conflict of interest. Because he is also pursuing a Section 36 claim under the 1940 Act on behalf of the Wells Fargo Advantage Small Cap Fund (but not as to the other two funds), there is a potential conflict. Under Section 36, the recovery would go back to the fund and thus would benefit *all current* investors. Under Section 10(b), the recovery goes to individual purchasers who bought within the Section 10(b) limitations period, some of whom may have sold and some of whom may still hold the shares, *i.e.*, the recovery does not go into the fund.

The supposed conflict is not as embarrassing as defendants claim. The Section 36 claim will be bifurcated and stayed. If the jury finds in the Section 10 trial that excessive fees were charged, then that finding will do double duty as the predicate for a later Section 36 trial. The total amount of any excess fees can be divided neatly between those who are eligible for

United States District Court
For the Northern District of California

Section 10 recovery with the balance eventually going to the fund itself for the benefit of extant investors.

5. **RULE 23(b)(3).**

This order finds that the questions of law and fact common to the members of the certified class predominate over all questions affecting only individual members and that a class action is superior to other available methods for the fair and efficient adjudication of the controversy. Three of the factors called out by the rule need only brief consideration. With respect to "the interest of members of the class in individually controlling the prosecution or defense of separate actions," it is plain that there are no such other separate actions. The amounts involved are modest per investor. No single investor could hope to recover more than it would cost to prosecute an individual suit. With respect to "the extent and nature of any litigation concerning the controversy already commenced by or against members of the class," there is none other than the present suit, as stated. With respect to the "desirability or undesirability of concentrating the litigation of the claims in a particular forum," it seems undisputed that this venue, being the home of Wells Fargo, is a desirable and convenient place to concentrate the litigation, no other venue having been suggested. Again, there are no competing similar suits against these defendants.

Cutting a much larger figure is the final factor: "The difficulties likely to be encountered in the management of a class action." This factor decidedly militates against the massive class proposed by plaintiffs, a proposal to include all purchasers in all 100+ Wells Fargo mutual funds over the five-year period. To include such a large agenda would mean examination at trial of the fee structure and justifiability of one hundred or more separate funds over five years. It is true that many of the funds had similar fee structures and all had the same board and advisors. Yet, what might be an excessive fee for one fund might be fair for another. The difficulties and risks of advising and managing one fund versus another must be considered. The multiple *Gartenberg* factors must be weighed, fund by fund, fee by fee. And, the varying prospectuses (with their progressively better disclosures) for the 100+ funds, although many were identical while others differed, would be a mess to track, even more so to track and to overlay on the fee scenarios. This can be managed for three funds but not for 100+ funds.

A jury must decide this case. A jury must be able to comprehend and to keep straight the evidence and the contentions. In the Court's judgment, it would be very hard for a jury, however conscientious, to manage the massive program served up by counsel. It would also be extremely difficult for the Court to manage such a project. It is not so simple as proving up liability and then later allowing a claims process. Proving up the amount of any excess/sham fee *is and will be* part of the *liability* case at trial, for if there were no sham fees then there can be no liability in the first place. Therefore, the Court will limit the class to the purchasers of the three funds actually purchased by our lead plaintiff.

* * *

This is a good place to address the extent to which reinvestment of dividends should be included in the class recovery. This order holds that dividends automatically reinvested in the same fund will be part of the class-wide purchases at issue as long as the shares from which the dividends were derived were purchased *within the class period.* Dividends derived from shares purchased beforehand will not be part of the class-wide purchases at issue, even if the reinvestments occurred in the class period. For example, if an investor purchased shares only in 1999, then he is out of the class — totally, including automatically reinvested dividends made during the class period. On the other hand, if the investor purchased within the class period, then his reinvested dividends (within the class period) will be part of the class. To try to enlarge the class to pick up all reinvestments within the class (including for pre-class purchasers) would be festooned with accounting headaches, would be confusing to class members, and would lead to minuscule recovery checks (if any) for those whose only stake was derived from reinvested dividends. Also, there is a potential statute of limitations problem in allowing those who decided to invest before November 4, 2000, to recover anything.

* * *

At the eleventh hour, plaintiff has attempted to represent a fourth fund — the Wells Fargo Money Market Fund — that has never before been included in any of the lead plaintiff certifications filed in this case. This will not be allowed. In the April 2006 consolidated amended complaint, Siemers did not identify the Wells Fargo Money Market Fund as one of the funds at issue. The lead plaintiff certification filed therewith listed Wells Fargo Advantage Small Cap Growth Fund, Wells Fargo TR Montgomery Emerging Markets Focus Fund, and Wells Fargo Diversified Equity Fund as the *only* Wells Fargo funds purchased by Siemers. Plaintiff then refiled the *same* certification with the August 2006 second amended complaint and the March 2007 third amended complaint. Moreover, in December 2006, plaintiff was instructed to submit the *final* versions of any of the proposed plaintiffs' certifications. Siemers filed the exact same certification (again leaving out the Money Market Fund) as before. Plaintiff blames prior class counsel, the Milberg Weiss firm, for omitting the Money Market Fund from Siemers' original certification, which counsel blindly attached as the final certification to each of the operative complaints in this case. This is bogus. Attorney Reese *was* the former partner at Milberg Weiss who made the original filing and who *continued* to represent plaintiff on behalf of current class counsel, Gutride Safier Reese LLP, when he changed firms. Finding no good cause, the Court rejects plaintiff's last-minute attempt to add another fund, which may be subject to any number of unique defenses that could have been addressed in prior motions.

CONCLUSION

For the foregoing reasons, the class described on page one is now **CERTIFIED** under Rule 23. This order **REAFFIRMS** lead plaintiff Ronald Siemers as the class representative and the lead plaintiff's choice of counsel as class counsel. By **NOON ON JUNE 8, 2007,** counsel shall meet and confer and submit a proposed form of class notice in plain English, a proposed method of serving and/or publication, and a timetable for effecting notices and receiving back any opt-outs, all to be done consistently with the case schedule previously set.

IT IS SO ORDERED.

Dated: June 1, 2007.

WILLIAM ALSUP
UNITED STATES DISTRICT JUDGE

United States District Court
For the Northern District of California

GUTRIDE SAFIER REESE LLP
Michael R. Reese (Cal. State Bar No. 206773)
Kim E. Richman (admitted *pro hac vice*)
230 Park Avenue, Suite 963
New York, New York 10169
Telephone: (212) 579-4625
Facsimile: (212) 253-4272

- and -

GUTRIDE SAFIER REESE LLP
Adam J. Gutride (Cal. State Bar No.181466)
Seth A. Safier (Cal. State Bar No. 197427)
Kate J. Stoia (Cal. State Bar No. 183471)
835 Douglass Street
San Francisco, California 94114
Telephone: (415) 271-6469
Facsimile: (415) 449-6469

Court Appointed Lead Counsel

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

RONALD SIEMERS and FORREST MCKENNA, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. WELLS FARGO & COMPANY, WELLS FARGO INVESTMENTS, LLC, WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT INC., STEPHENS INC., WELLS FARGO FUNDS DISTRIBUTOR, LLC, and WELLS FARGO FUNDS TRUST, Defendants.	Case No. 05-04518 WHA PLAINTIFFS' NOTICE OF MOTION AND MOTION FOR CLASS CERTIFICATION; MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT OF PLAINTIFFS' MOTION FOR CLASS CERTIFICATION Date: May 24, 2007 Time: 8:00 am Ctrm: 9, 19th Floor Judge: Honorable William H. Alsup

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

STATUTES

OTHER AUTHORITIES

TREATISES

NOTICE OF MOTION AND MOTION TO CERTIFY CLASS

Take notice that Plaintiffs will and hereby do move for an order under Rule 23 of the Federal Rules of Civil Procedure certifying this action as a class action, appointing them class representatives and appointing their counsel as class counsel.

Specifically, Plaintiffs will and hereby do move this Court for the following:

(A) To certify the following class: All persons or entities who invested in any of the Wells Fargo Funds between November 4, 2000 and June 8, 2005, inclusive, and who were damaged thereby. Excluded from the class are Judge William H. Alsup, Defendants and their legal representatives, heirs, successors, or assigns and any entity in which Defendants have or had a controlling interest (the "Class").

(B) To certify the following subclasses:

(1) All persons or entities in the Class who invested in any of the Wells Fargo Funds between November 4, 2002 and June 8, 2005 ("Section 12 Subclass").

(2) All members of the Section 12 Subclass whose investments were made or credited through Wells Fargo Investments ("Wells Fargo Investments Subclass").

(C) To appoint Plaintiffs Ronald Siemers and Forrest McKenna as Class Representatives; and

(D) To appoint the firm of Gutride Safier Reese LLP as class counsel.

This motion is based upon this Notice of Motion and Motion and Memorandum of Points and Authorities, the accompanying Declaration of Seth A. Safier, as well as the pleadings and papers on file in this action.

MEMORANDUM OF POINTS AND AUTHORITIES

I. PRELIMINARY STATEMENT

This is a proposed class action against various Wells Fargo entities.[1] It arises out of a scheme in which the assets of investors in Wells Fargo mutual funds were used to pay kickbacks to selling agents of those funds.

Wells Fargo is one of the nation's largest financial enterprises. It provides banking, insurance, investment, mortgage and consumer finance services to more than 23 million customers. As of October of 2006, it had $483 billion in assets. It manages billions of dollars for hardworking people all over the country.

Wells Fargo invites people to invest with it their life savings. To encourage such investment, Wells Fargo promises customers that for "more than 150 years," it has "helped generations of families build, manage, preserve and transfer their wealth." Wells Fargo further promises that it is a "trusted partner" "with a local team of professionals" to "provide sound financial advice for customers … and create new wealth for them." (Declaration of Seth A. Safier in Support of Motion for Class Certification ("Safier Decl.") Ex. A.) Plaintiffs took Wells Fargo at its word and invested significant amounts of their savings in Wells Fargo Funds.

For Plaintiffs and the other members of the Class, unfortunately, it was what Wells Fargo omitted that was of the utmost importance. Wells Fargo failed to disclose that it was entrenched in a common course of conduct whereby kickback payments were made in exchange for steering investors into Wells Fargo Funds, which benefited only Wells Fargo at its investors' expense. While all of the Wells Fargo Fund prospectuses ("Prospectuses") stated that certain investor assets would be paid to brokers for ongoing marketing and distribution pursuant to 12b-1 plans, none of the Prospectuses revealed that Wells Fargo actually had in place pre-existing arrangements to pay brokers many multiples of the 12b-1 amounts, in violation of the terms of the 12b-1 plans. Such

[1] The Wells Fargo entities named as Defendants are Wells Fargo Funds Management, LLC and Wells Capital Management Inc., who served during the Class Period as the investment adviser and sub-adviser, respectively; Wells Fargo Investments, LLC who was a broker-dealer during the Class Period; Wells Fargo Funds Distributor LLC and Stephens Inc. who served as the distributors during the Class Period; and, Wells Fargo Funds Trust. Collectively, these entities are referred to herein as "Defendants" or "Wells Fargo."

payments were entirely made from fees that were purportedly being charged to the Wells Fargo Funds and their investors for legitimate purposes such as investment advice and shareholder services.[2] Although the disclosure was twice revised during the Class Period, all versions of the Prospectuses contained the same inadequate language, were false and misleading in the same way and at all times failed to disclose adequately the on-going kickback scheme.

All the Wells Fargo Funds were additionally controlled by a single investment adviser – Defendant Wells Fargo Funds Management, LLC ("WFFM") and overseen by a single Board of Trustees of the Wells Fargo Fund Trust. The principals at WFFM were also members of the Board, and they personally negotiated and tracked the revenue sharing arrangements throughout the Class Period.

During the Class Period, Wells Fargo used no less than ***$370 million*** of investors' assets as payments to sales forces to sell the Wells Fargo Funds to the exclusion of other mutual funds that did not make kickback payments. These payments had the effect sought by Wells Fargo – providing incentives to brokers and other sales agents to push Wells Fargo Funds over other mutual funds. As explained in one of the many emails in which senior Wells Fargo management discussed this insidious practice:

> We [Wells Fargo] believe more and more that the single greatest influence we can collectively have on your [financial] advisors is through your sales desk. We also belive we have to get them more and more engaged in WFF [Wells Fargo Funds]. ***We believe if we can own their minds, hearts and pocket books; we can exceed our sales plan with you. We are convinced that the recent spike in [Wells Fargo Funds] sales is directly traced to your sales desk having a contest and earning incentives.***

(Safier Decl. Ex. B (email from Matt Lobas of WFFM to Roger Ochs of HD Vest Investments) (emphasis supplied).)

In a long and virtually unbroken line of cases, the Ninth Circuit and the district courts in California and elsewhere have endorsed the use of class action procedures to adjudicate claims under the federal securities laws, because doing so is the only efficient and effective way to deter

[2] Beginning in 2002, all the prospectuses also stated, hidden in an unrelated portion of the documents, that the funds manager "may" make additional payments to selling agents for marketing. (Complt. ¶¶ 61, 70, 79, 88, 95, 103, 111, 118, 130.)

securities fraud. *See, e.g., Blackie v. Barrack*, 524 F.2d 891, 903 (9th Cir. 1975), *cert. denied,* 429 U.S. 816 (1976); *Nursing Home Pension Fund v. Oracle Corp.*, C 01-00988 MJJ, 2006 U.S. Dist. LEXIS 94470 (N.D. Cal. Dec. 20, 2006); *In re VeriSign Inc. Sec. Litig.*, C 02-02270 JW, 2005 U.S. Dist. LEXIS 10438, at * 30 (N.D. Cal. Jan. 1, 2005) ("Class actions are particularly well-suited in the context of securities litigation, wherein geographically dispersed shareholders with relatively small holdings would otherwise have difficulty in challenging wealthy corporate defendants"); *see also Basic Inc. v. Levinson*, 485 U.S. 224 (1988). Recognizing the significant role of class actions to protect investors, courts liberally construe the requirements of Rule 23 in favor of class certification. As the Ninth Circuit has noted, "the ultimate effectiveness of [the security laws] may depend on the applicability of the class action device." *Blackie*, 524 F.2d at 903.

Furthermore, the Ninth Circuit's most recent decision on class certification – *Dukes v. Wal-Mart, Inc.*, 474 F.3d 1214 (9th Cir. 2007), even though not in the context of a securities fraud case, further demonstrates the importance of the class action device. *Dukes* shows that the class action device is an important tool to curb corporate wrongdoing in a case such as that presented here.

This action satisfies all of the requirements of Rule 23. The proposed Class is so numerous that joinder of all members is impracticable; the common questions of fact and law predominate over individual questions; the claims or defenses of the proposed Class Representatives are typical of the claims or defenses of the Class; the proposed Class Representatives will fairly and adequately protect the interests of the Class; and a class action is the superior means to resolve the issues raised by this case. Accordingly, this case should be certified as a class action.

II. FACTS COMMON TO ALL PROPOSED CLASS MEMBERS

Throughout the Class Period, Defendant WFFM was the investment adviser for all the Wells Fargo Funds. (Safier Decl. Ex. C (transcript of January 4, 2007 deposition testimony of WFFM President Karla Rabusch ("Rabusch Depo.") at 42).) As the investment adviser, WFFM was responsible for drafting all the false and misleading Prospectuses. (Id. (Rabusch Depo. at 28-29).) WFFM has admitted in discovery that it used a "common template" in describing revenue sharing "in order to be consistent" throughout all Wells Fargo Prospectuses. (Id. (Rabusch Depo. at 132-33).) This fact enabled WFFM to respond to the Securities and Exchange Commission ("SEC") during the SEC's investigation of WFFM that the Wells Fargo Prospectuses contained the same language that disclosed – or more accurately, failed to disclose – the kickback scheme at issue here. (Safier Decl. Ex. D (letter from Karla Rabusch to the SEC, Feb. 19, 2004).) Moreover, WFFM typically used one prospectus to apply to several Wells Fargo Funds. For example, the February 1, 2000 prospectus for the Wells Fargo Diversified Equity Fund (a Fund purchased by Mr. Siemers that year) also applied to twelve other Wells Fargo Funds. (Compl. ¶ 38.)

WFFM also was the main entity responsible for establishing and maintaining the kickback scheme. Specifically, the President of WFFM – first Michael Hogan, then Karla Rabusch – negotiated the terms of the kickback scheme with each selling agent and was the ultimate signatory of written agreements memorializing the payments to be made from Wells Fargo to the selling agents. (Safier Decl. Ex. E.) These agreements were tracked in a chart kept at WFFM entitled the "Master Revenue Sharing List." (Compl. Ex. C; Safier Decl. Ex. C (Rabusch Depo 183-84).)

The Complaint alleges that the money that funded the kickback payments came from the fees charged to Wells Fargo Funds and its investors. (Compl. ¶¶ 5, 44, 45, 51, 59, 61, 68, 77. 85, 86, 88, 121, 125-127, 139, 150-53.) Wells Fargo has also admitted that the fees from all the Wells Fargo Funds were pooled and commingled in a single bank account held in the name of Wells Fargo Funds Management. (Safier Decl. Ex. C (Rabusch Depo. 93-94, 139-140); Ex. F (emails between Rene Esfandiary of SEC and Elaine Richards of WFFM, June 6-7, 2005).) Payments were then made from this single bank account for all purposes—both to pay the legitimate expenses of the funds and to pay the selling agents the revenue sharing kickbacks at issue in this case. (Id.)

III. ARGUMENT

A. Class Certification Is A Vital Tool To Prevent Securities Fraud.

In the Ninth Circuit, it "is very well established that the requirements of Rule 23 should be liberally construed in favor of class action cases brought under the federal securities laws." *Schneider v. Traweek, No.* CV 88-0905 RG, 1990 U.S. Dist. LEXIS 15596, at *16 (C.D. Cal. Aug. 7, 1990); *see also VeriSign*, 2005 U.S. Dist. LEXIS 10438 at *30 ("[i]n a securities case, the requirements of Rule 23 should be liberally construed in favor of class actions"). It is also well established that any doubt as to the propriety of certification should be resolved in favor of certifying the class because denying class certification will almost certainly terminate the action and be detrimental to class members. *See Harris v. Palm Springs Alpine Estates*, 329 F. 2d 909, 913 (9th Cir. 1964). "[C]lass actions commonly arise in securities fraud cases as the claims of separate investors are often too small to justify individual lawsuits, making class actions the only efficient deterrent against securities fraud. Accordingly, the Ninth Circuit, and courts in this district hold a liberal view of class actions in securities litigation." *In re Adobe Sys., Inc. Sec. Litig.*, 139 F.R.D. 150, 152-53 (N.D. Cal. 1991) (*citing Harris*, 329 F.3d at 913). The Supreme Court has similarly recognized, and Congress repeatedly affirmed, that "[p]rivate enforcement [of the securities laws]... provides a necessary supplement to [Securities and Exchange] Commission action," by both affording relief to those injured by violations of the securities laws and serving as a deterrent to future wrongdoing.[3] *J. I. Case Co. v. Borak*, 377 U.S. 426, 432 (1964); *see also Basic*, 485 U.S. at 231 (private actions for violations of the Exchange Act "constitute[] an essential tool for enforcement of the 1934 Act's requirements").

The decision regarding whether to certify a class is committed to the discretion of the district court. *See Dukes*, 474 F.3d at 1224, *quoting Blyden v. Mancusi*, 186 F.3d 252, 269 (2d Cir. 2001) ("A district court's decision to certify a class is reviewed for abuse of discretion, and a reviewing court must exercise even greater deference when the district court has certified a class than when it has declined to do so.") Moreover, to certify a class, Plaintiffs need not prove their claims on the merits but only need make "some showing" that the requirements of Rule 23 are met through, *e.g.*, "evidence (by document, affidavit, live testimony, or otherwise), or the uncontested allegations of the complaint," so that the Court can form a "reasonable judgment" on each Rule 23 requirement. *Demarco v. Robertson Stephens Inc.*, 228 F.R.D. 468, 470 (S.D.N.Y. 2005); *In re Heritage Bond Litig.*, No. 02-1475, 2004 U.S. Dist. LEXIS 15386, at *8 (C.D. Cal. July 14, 2004) ("Because of the

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[3] For example, in enacting the PSLRA, Congress reaffirmed the importance of private enforcement of the securities laws: "Private securities litigation is an indispensable tool with which defrauded investors can recover their losses without having to rely upon government action. Such private lawsuits promote public and global confidence in our capital markets and help to deter wrongdoing and to guarantee that corporate officers, auditors, directors, lawyers and others properly perform their jobs." H.R. Conf. Rep. No. 104-369, at 31 (1995), reprinted in 1995 U.S.C.C.A.N. 679, 730.

early and thus necessarily speculative stage at which the certification hearing is held, an extensive evidentiary showing is not required.") (*citing Blackie*, 524 F.2d at 901). "Ultimately, in adjudicating a motion for class certification, the court accepts the allegations in the complaint as true so long as those allegations are sufficiently specific to permit an informed assessment as to whether the requirements of Rule 23 have been satisfied. *See Blackie*, 524 F.2d at 901 n.17. The merits of the class members' substantive claims are generally irrelevant to this inquiry." *In re CornerStone Propane Ptnrs Sec. Litig.*, C03-2522 MHP, 2006 U.S. Dist. LEXIS 25819 (N.D. Cal. May 3, 2006) *citing Eisen v. Carlisle & Jacquelin*, 417 U.S. 156, 177-78, 94 S. Ct. 2140 (1974) and *Moore v. Hughes Helicopters, Inc.*, 708 F.2d 475, 480 (9th Cir. 1983).

B. Standards for Class Certification

A class action must meet four requirements in section 23(a) of the Federal Rules:

> (1) the class is so numerous that joinder of all members is impracticable, (2) there are questions of law or fact common to the class, (3) the claims or defenses of the representative parties are typical of the claims or defenses of the class, and (4) the representative parties will fairly and adequately protect the interests of the class.

Dukes, 474 F. 3d at 1224 (quoting Fed. R. Civ. P. 23(a)). These prerequisites are commonly referred to as: "numerosity, commonality, typicality, and adequacy of representation." *Oracle*, 2006 U.S. Dist LEXIS 94470 at *7, n.2.

In addition, the proposed class must also qualify under at least one of the three subdivisions of Rule 23(b):

> (1) the prosecution of separate actions would create a risk of (a) inconsistent or varying adjudications or (b) individual adjudications dispositive of the interests of other members not a party to those adjudications;
>
> (2) the party opposing the class has acted or refused to act on grounds generally applicable to the class; or
>
> (3) the questions of law or fact common to the members of the class predominate over any questions affecting only individual members, and a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

Fed. R. Civ. P. 23(b); *Dukes*, 474 F.3d at 1233 n.11 ("The purported class need only satisfy one of Rule 23(b)'s prongs to be sustainable."). Here the proposed class meets all four prongs of Rule 23(a) and at least one of the prongs of Rule 23(b) — subsection (b)(3).

C. The Proposed Class Meets All Four Requirements of Fed. R. Civ. P. 23(a).

1. The Proposed Class Is Sufficiently Numerous.

Rule 23(a)(1) requires that the class be so numerous that joinder of all class members is "impracticable." Fed. R. Civ. P. 23(a)(1). "Impracticable" does not mean impossible, only that it would be difficult or inconvenient to join all members of the class. *See Harris*, 329 F.2d at 913-14. The exact size of the class need not be known as long as general knowledge and common sense indicate that the class is sufficiently numerous. *Id.* "Moreover, numerosity is generally presumed in class action suits involving nationally traded securities." *Oracle*, 2006 U.S. Dist. LEXIS 94470 at *9.

Here, discovery to date has shown that the class is comprised of, at least, 390,000 investors. (Safier Decl. ¶ 8.) The proposed Class is therefore sufficiently numerous to justify certification. *See VeriSign*, 2005 U.S. Dist. LEXIS 10438 at *12 ("Courts have certified classes whose membership sizes range from less than one hundred to over one hundred thousand"); *In re Heritage Bond Litig.*, 2004 U.S. Dist. LEXIS 15386 at *13 (numerosity established by uncontested allegation that class members number in the thousands); *In re Seagate Techs. Sec. Litig.*, 115 F.R.D. 264, 267 (N.D. Cal. 1987) (numerosity established based on estimate in complaint that purchasers of stock "number in the thousands").

2. This Litigation Concerns Common Questions Of Law And Fact

Federal Rule of Civil Procedure 23(a)(2) requires that there be questions of law or fact common to the class. Like all the requirements of Rule 23(a), the commonality requirement is to be construed permissively. *See Dukes*, 474 F.3d at 1225. The commonality requirement may be satisfied if the claims of the prospective class have even "one significant issue common to the class." *Id.* "All questions of fact and law need not be common to satisfy the rule. The existence of shared legal issues with divergent factual predicates is sufficient, as is a common core of salient facts coupled with disparate legal remedies within the class." *Id. quoting Hanlon v. Chrysler Corp.*, 150 F.3d 1011, 1019-1020 (9th Cir. 1998).

This action will require the Court to address a series of questions that will affect all Class members. For example, common questions of law and fact exist as to the following:

- Whether the Wells Fargo Fund Prospectuses misrepresented and/or failed to disclose the revenue-sharing kickback scheme;
- Whether the kickbacks were funded with investor assets that were supposed to go for other purposes;
- Whether the Defendants had scienter of the misrepresentations and omissions;
- Whether the truth about Defendants' actions would have been material to investors;
- Whether the scheme benefited investors or, to the contrary, reduced the appreciation of investor assets; and
- The appropriate measures of damages for the misconduct.

Underlying these common questions is a common nucleus of operative facts, because, as set forth above, Wells Fargo used substantively identical half-truths and omissions in all of its Prospectuses during the Class Period. As explained in *In re United Energy Corp. Sec. Litig.*, 122 F.R.D. 251 (C.D. Cal. 1988):

> where members of a class are subject to the same misrepresentations and omissions, and where alleged misrepresentations fit within a common course of conduct, common questions exist and a class action is appropriate. This is particularly true where, as here, the claims are primarily grounded on misrepresentations and omissions contained in a common core of documents.

Id. at 254; *see also Ballard v. Equifax Check Servs., Inc.*, 186 F.R.D. 589, 594-95 (E.D. Cal. 1999) ("A common nucleus of operative fact is typically found where 'defendants have engaged in standardized conduct toward members of the proposed class by mailing to them allegedly illegal form letters or documents.'") (*quoting Keele v. Wexler*, 149 F.3d 589, 594 (7th Cir. 1998)). Courts routinely recognize that securities fraud actions alleging such a common course of conduct satisfy the commonality requirements of Rule 23(a)(2). *See In re THQ, Inc. Sec. Litig*, CV 00-1783 AHM, 2002 U.S. Dist. LEXIS 7753, at *12 (C.D. Cal. Mar. 27, 2002) (*citing Blackie*, 524 F.2d at 902); *In re Cirrus Logic Sec. Litig*, 155 F.R.D. 654, 657 (N.D. Cal. 1994).

3. Plaintiffs' Claims Are Typical Of Class Members' Claims.

The purpose of the "typicality" requirement is to ensure that the named representatives' interests "align" with those of the class. *See Hanon v. Dataproducts Corp.*, 976 F.2d 497, 508 (9th Cir. 1992). The typicality test asks "whether other members have the same or similar injury, whether the action is based on conduct that is not unique to the named plaintiffs, and whether other class members have been injured by the same course of conduct." *A & J Deutscher Family Fund v. Bullard*, No. CV 85-1850-PAR, 1986 U.S. Dist. LEXIS 20054, at *18 (C.D. Cal. Sept. 25, 1986) (*citing Schwartz v. Harp*, 108 F.R.D. 279, 282 (C.D. Cal. 1985)). As recently recognized by the Ninth Circuit, however, the typicality test ***does not*** require that the representatives' claims be identical or even substantially identical:

> [U]nder the rule's permissive standards, representative claims are 'typical' if they are reasonably coextensive with those of absent class members; they need not be substantially identical. Some degree of individuality is to be expected in all cases, but that specificity does not necessarily defeat typicality.

Dukes, 474 F.3d at 1232 (internal citations omitted).. Nor does typicality require that the class members all have relied upon the same document or made their purchase in the same manner:

> Typicality refers to the nature of the claim or defense of the class representative, and not to the specific facts from which it arose or the relief sought. Accordingly, differences in the amount of damage, the size or manner of [stock] purchase, the nature of the purchaser, and even the specific document influencing the purchase will not render a claim atypical in most securities cases.

Weinberger v. Jackson, 102 F.R.D. 839, 844 (N.D. Cal. 1984) (*quoting* 5 Herbert B. Newberg & Alba Conte, *Newberg on Class Actions* § 8816 at 850 (1977)); *see also Armstrong v. Davis*, 275 F.3d 849, 869 (9th Cir. 2001) ("We do not insist that the named plaintiffs' injuries be identical with those of the other class members, only that the unnamed class members have injuries similar to those of the named plaintiffs and that the injuries result from the same, injurious course of conduct."); *Yamner v Boich*, 1994 U.S. Dist. LEXIS 20849, at *15 (N.D. Cal. Sept. 15, 1994) (finding typicality in spite of possibility of unique facts regarding reliance, when plaintiff continued to purchase stock after learning of allegedly fraudulent conduct).

Here, the proposed Class Representatives' claims are identical to those of the other members of the Class and arise from the same course of conduct. The Plaintiffs invested in Wells Fargo Funds during the Class Period and consequently paid fees. From these fees, Defendants paid kickbacks to selling agents. These kickback payments were not disclosed in the Prospectuses that Wells Fargo was required to provide to investors..

Moreover, each Class member has been damaged in the same way by the same course of wrongful conduct by Defendants. The claims of all Class members, including those of the named

Plaintiffs, derive from the same legal theories, and Plaintiffs know of no defenses applicable to them that are not typical of those applicable to the absent Class members. Because the proposed Class Representatives will be able to establish Defendants' liability to the entire Class by proving liability to them, their claims and defenses are typical of those of the members of the Class. *See Brackamonte v Eskanos & Adler*, 03-01821 SI, 2004 U.S. Dist. LEXIS 8520, at *12-13 (N.D. Cal. May 7, 2004) (typicality shown where proof of claims by class can be demonstrated by proof of claims by class representative).

4. The Proposed Class Representatives Will Fairly And Adequately Protect Class Interests.

Finally, Rule 23(a)(4) requires that the class representative "fairly and adequately protect the interests of the class." Courts have established a two-prong test for this requirement. "(1) Do the representative plaintiffs and their counsel have any conflicts of interest with other class members, and (2) will the representative plaintiffs and their counsel prosecute the action vigorously on behalf of the class?" *Staton v. Boeing Co.*, 327 F.3d 938, 957 (9th Cir. 2003); *Hanlon*, 150 F.3d at 1020. "The burden is on the defendants to prove that the representation will be inadequate." *In re Epitope, Inc. Sec. Litig.*, Civil No. 92-759-RE, 1992 U.S. Dist. LEXIS 22705, at *10 (D. Or. Nov. 30, 1992).

a) The Representative Plaintiff Has No Conflicts Of Interest With Other Class Members.

The requirement that there be no conflict of interest only requires similarity, not identity, of interests, and it precludes only adverse interests. *See Dukes v. Wal-Mart Stores, Inc.*, 222 F.R.D. 137, 168-69 (N.D. Cal. 2004). Here, the proposed Class Representatives have no interests that are in conflict with the interests of the members of the proposed Class. They seek to remedy the same policies and practices that form the basis of the claims made on behalf of each Class member, and they were injured in the same manner as all the other Class members (i.e., by having invested in Wells Fargo Funds without being provided sufficient information concerning the existence of kickback payments, the fact that the fees were not going for stated purposes, or the inherent conflicts of interest that the arrangements caused.) Because the proposed Class Representatives are personally making claims with respect to the Wells Fargo Funds that they purchased, they have equal motivation to protect the interests of the investors in all of the Wells Fargo Funds. Defendants also have no defenses personal to them alone. Thereby, establishing their own claims will establish the liability of the Defendants to the entire Class.

Defendants may argue that there exists a conflict of interest between Plaintiffs' class and section 36(b) claims. The purported conflict applies to those Class members who invested in the Small Cap Growth Fund between November 4, 2004 and June 8, 2005 but who no longer own the fund.[4] Courts nationwide have rejected the identical argument on numerous occasions, concluding that the alleged conflict affects only damages, not liability, so certification can be granted and the alleged conflict addressed later in the proceedings. For example, in *Bertozzi v. King Louie International, Inc.*, 420 F. Supp. 1166 (D. R.I. 1976), the court explained as follows in certifying a class for violation of the federal securities laws:

> At most, defendants perceive a potential conflict regarding the appropriate form of remedy to be fashioned in the event plaintiffs prevail, if they can vis-a-vis King Louie, in both the primary and derivative actions. Rejecting a similar argument against certification in *Lamphere v. Brown University,* 71 F.R.D. 641, 650 (D.R.I. 1976), this Court stated:
>
> "Professors Wright and Miller note that 'only a conflict that goes to the very subject matter of the litigation will defeat a party's claim of representative status.'' 7 Wright & Miller, supra, § 1768 at 639. . . . There is no conflict of interest among class members regarding [the] central issue [of liability] . . . . The potential conflict troubling the defendants can arise only at the remedy stage of litigation, and only if the basic question of the defendants' liability is first resolved in the plaintiffs' favor. . . . If the potential conflict . . . should materialize when and if remedy proceedings are reached in this case, Rule 23 gives this Court sufficient flexibility to take appropriate corrective measures at that time."

Bertozzi, 420 F. Supp. at 1180 (certifying federal securities fraud class action). Likewise, in *In re Transocean Tender Offer Securities Litigation*, 455 F. Supp. 999 (N.D. Ill. 1988), the Court held:

> With respect to the conflict of interest issue, the court agrees with plaintiffs. It is well-settled that shareholders have the right to bring direct and derivative actions simultaneously. *J. I. Case Co. v. Borak*, 377 U.S. 426, 431, 84 S. Ct. 1555, 12 L. Ed. 2d 423 (1964); *Yamamoto v. Omiya*, 564 F.2d 1319, 1326 (9th Cir. 1977). Of course, there is always a theoretical conflict of interest in situations where a plaintiff in a single lawsuit seeks redress not only on behalf of the corporation but also from the corporation. *Kammerman v. Pakco Companies, Inc.*, CCH

[4] The 36(b) claim can only recover fees paid one year prior to the November 2005 filing of the complaint; those fees would be repaid to the funds, benefiting current holders. The class claims would recover money directly to investors, but only for the period ending June 8, 2005.

> Sec.L.Rep. P 96,318 at p. 93,065, n.3 (S.D.N.Y.1978). Nevertheless, the great weight of authority rejects a Per se rule prohibiting such representation, and simultaneous prosecutions have been permitted where the asserted "antagonism" between the primary and derivative actions is merely a "surface duality." *Id.; Bertozzi v. King Louie International, Inc.*, 420 F. Supp. 1166, 1179-80 (D.R.I.1976). At this stage of the proceedings, there is merely a potential conflict of interest present. Moreover, if this potential conflict should crystallize, for example, if and when the question of remedy is reached, the court has sufficient authority to deal with any problems that may arise.

In re Transocean Tender Offer Sec. Litigation, 455 F. Supp. at 1014 (granting motion for summary judgment for plaintiffs on their federal securities claims).[5]

b) The Representative Plaintiffs Will Vigorously Prosecute This Action.

As established by the representative Plaintiffs' certifications, they are willing to serve as Class Representatives and understand their responsibilities as Class Representatives to prosecute this case on behalf of the entire Class. (Complt. Ex. A-B.) To date, the named Plaintiffs' participation in this litigation has been exemplary. Both have answered discovery and provided additional information in response to the Court's inquiries. Mr. Siemers, the Lead Plaintiff, has attended numerous hearings, reviewed drafts of pleadings, responded to discovery, sat for his deposition, attended mediation, stayed up-to-date on all of the proceedings, and guided counsel throughout this litigation. "The threshold of knowledge required to qualify a class representative is low; a party must be familiar with the basic elements of her claim .... and will be deemed inadequate only if she is 'startlingly unfamiliar' with the case.... It is not necessary that a representative be intimately familiar with every factual and legal issue in the case; rather, it is enough that the representative understand the gravamen of the claim." *Moeller v. Taco Bell Corp.*, 220 F.R.D. 604, 611-12 (N.D. Cal. 2004) (citations and internal quotes omitted).

[5] If notwithstanding the above authority, this Court believes that the theoretical conflict hinders certification, Plaintiffs propose that Mr. McKenna be named sole class representative for the Small Cap Growth Fund. If for any reason Mr. McKenna is deemed an inappropriate representative for that fund (or if the conflict is deemed to affect class counsel despite the existence of different class representatives), then Plaintiffs propose that the Court dismiss Mr. Siemers' section 36(b) claim. Mr. Siemers has authorized counsel to inform the Court that he would consent to such a dismissal should it be necessary, as he believes it is more important to represent the class in the direct claims regarding the Small Cap Growth Fund, than to represent current holders of the fund in the 36(b) claim.

Plaintiffs have also engaged experienced, competent legal counsel to represent Plaintiffs and the class. Based on their performance to date and their commitment to this litigation, the named Plaintiffs (and their chosen counsel) will fairly and adequately represent the Class.[6]

D. The Requirements of Fed. R. Civ. P. 23(b) Are Also Satisfied.

In addition to meeting the prerequisites of Rule 23(a), the present action also satisfies the requirements of Rule 23(b), specifically rule 23(b)(3), because common questions predominate over individual ones, and a class action is a superior method of adjudication.[7]

1. Common Questions Predominate.

In assessing whether common questions predominate over individual questions, the Court's inquiry should be directed primarily toward the issue of liability, not damages. *See Blackie*, 524 F.2d at 902; *In re Indep. Energy Holdings PLC, Sec. Litig.*, 210 F.R.D. 476, 486 (S.D.N.Y. 2002) ("when determining whether common questions predominate courts 'focus on the liability issue ... and if the liability issue is common to the class, common questions are held to predominate over individual questions.'"). Where, as here, a complaint alleges a "common course of conduct" of omissions and other wrongdoings that affect all members of the class in the same manner, common questions predominate. *See Blackie*, 524 F.2d at 905-08; *In re Computer Memories Sec. Litig.*, 111 F.R.D. 675, 684 (N.D. Cal. 1986). As explained in *Schaefer v. Overland Express Family of Funds et al.*, 169 F.R.D. 124, 130-31 (S.D. Cal. 1996):

> The overwhelming weight of authority holds that repeated misrepresentations. . . satisfy the 'common question' requirement. Confronted with a class of purchasers allegedly defrauded over a period of time by similar misrepresentations, courts have taken the common sense approach that the class is united by a common interest in determining whether a defendant's course of conduct is in its broad outlines actionable, which is not defeated by slight differences in class members'

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[6] The adequacy of the proposed class counsel is further discussed below. (*See* section F, *infra.*)

[7] Although it is not required to do so, this action also meets the other prongs of Rule 23(b). Rule 23(b)(1)(A) is met because, with respect to adjudication of the issues, the prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the class. This would establish incompatible standards of conduct for the party opposing the class (e.g., changes to disclosures in prospectuses or statements of additional information). *See In re Kaypro Corp. Shareholder Litig.*, Master File No. 84-2091-N(I),1985 U.S. Dist. LEXIS 20234 (S. D. Cal. 1985); *see also McFarland v. Memorex Corp.*, 96 F.R.D. 357, 366 (N. D. Cal. 1982). Likewise, Plaintiffs' claims for injunctive and/or declaratory relief could likely be certified under Rule 23(b)(2).

> positions, and that the issue may profitably be tried in one suit.

Id. (*citing Blackie*, 524 F.2d at 902).

Here, the critical issues of fact and law raised in this action are both common to all members of the Class and predominant. *See, e.g., In re Emulex Corp.*, 210 F.R.D. 717, 721 (C.D. Cal. 2002) (granting motion for class certification where "[t]he predominant questions of law or fact at issue in this case are the alleged misrepresentation Defendants made during the Class Period and are common to the class."); *In re Unioil Sec. Litig.*, 107 F.R.D. 615, 622 (C.D. Cal. 1985) ("As plaintiffs' claim is based on a common nucleus of misrepresentations, material omissions and market manipulations, the common questions predominate over any differences between individual class members with respect to damages, causation or reliance.") Once these common questions are resolved, the principal task that will remain is the largely mechanical act of computing the amount of damages suffered by each Class member.

In contrast to the common questions set forth above, there are no significant (let alone predominant) individual issues. In seeking to evade class certification, Defendants will undoubtedly try to convince this Court that issues related to individual reliance outweigh Plaintiffs' common claims. Defendants will be correct that investors will have done different degrees of homework, had a variety of conversations with their brokers or none at all, or read (to varying degrees) slightly different Prospectuses. Defendants are entirely wrong, however, that the existence of such questions defeats class certification.

a) Individual Reliance Is Presumed.

Because this case is fundamentally about Defendants' omissions of material facts, individual reliance is presumed. *See Affiliated Ute Citizens of Utah v. United States*, 406 U.S. 128, 153-54 (1972) ("[p]ositive proof of reliance is not a prerequisite to recovery. All that is necessary is that the facts withheld be material in the sense that a reasonable investor might have considered them important in the making of this decision."). As previously recognized by this Court in discussing Plaintiffs' allegations:

> Finally, with respect to reliance, we are concerned here with half-truths. The sale of mutual fund shares carries with it an implied representation that all fees, even high fees, are used only for the authorized purposes and that no material conflicts

> of interests beyond those disclosed. Prospective investors ordinarily so presume. They ordinarily presume that mutual fund fees, even if high, will be used for authorized purposes and will not be charades. When the implied representations are false, as here alleged, then reliance is presumed.

Siemers v. Wells Fargo, et al., C 05-cv-04518-WHA, 2007 U.S. Dist. LEXIS 21935, *46-47 (N.D. Cal. Mar. 9, 2007) *citing Grandon v. Merrill Lynch & Co.*, 147 F.3d 184, 192-94 (2d Cir. 1998) and *Affiliated Ute*, 406 U.S. at 153-54.

Defendants have previously argued that because Plaintiffs allege both material omissions and material misrepresentations, *Affiliated Ute* does not apply. Defendants are again incorrect. The Ninth Circuit and courts in this District have applied the *Affiliated Ute* presumption of reliance in cases involving ***both*** misrepresentations and omissions. *See Cameron v. E.M. Adams & Co.*, 547 F.2d 473, 477 & n. 3 (9th Cir. 1976); *Blackie*, 524 F.2d at 907; *Church v. Consolidated Freightways*, C-90-2290 DLJ, 1991 U.S. Dist. LEXIS 15419, at *24-31 (N.D. Cal. June 14, 1991) *(citing Little v. First California Co.*, 532 F.2d 1302 (9th Cir. 1976) (distinctions between misrepresentations and omissions "often elevate form over substance")); *Weinberger*, 102 F.R.D. at 846 (certifying class and holding that reliance may be presumed in action alleging mixture of omissions and misstatements).

b) Even if Not Presumed, The Need To Prove Reliance Does Not Defeat Certification.

Courts within the Ninth Circuit have also recognized that in securities cases the amount of reliance per class member will always differ. *See, e.g., In re United Energy Corp.*, 122 F.R.D. at 255. A class action of investors could never be maintained if these differences (reliance on friends, brokers, etc.) were permitted to defeat class certification. *Id.* Those differences, therefore, do not bar certification. *Id.; see also In re Technical Equities Sec. Litig.*, C-86-20157(A) WAI, 1988 U.S. Dist. LEXIS 15813, at *11 (N.D. Cal. Oct. 3, 1988) ("fact that some named plaintiffs may have relied on personal representations rather than solely on a written circular or prospectus is not sufficient to find their claims not typical"); *Roberts v. Heim*, 670 F. Supp. 1466, 1492 (N.D. Cal. 1987) (reliance upon the advice or representations of a stockbroker, investment advisor, family member or other third parties is a factor that is always present in a securities action and is rejected as a basis for defeating class certification.) There is little dispute that the named Plaintiffs actually relied on the misrepresentations and omissions. (Complt. at ¶¶ 30-31.)

Even if reliance must be individually proven, that fact does not mean that individual issues "predominate" over the common issues discussed above. Rather, after class treatment of the common questions, any individual issues can be decided later. For example, in *In re United Energy Corp.*, the court held that:

> the question of whether or not reliance is a necessary element in a case involving misrepresentations and omissions is not a question that needs to be decided on this motion for class certification. If it is later determined that reliance is a necessary element, separate hearings could be held or the trial bifurcated to deal with this issue. The policies served by the securities laws would be in part eviscerated if the reliance requirement precluded class certification. . . . Furthermore, the determination of whether each member of the class must prove reliance is itself a common question.

22 F.R.D. at 255 (internal citations omitted).

Similarly the court held in *Lubin v. Sybedon Corp.*, 688 F.Supp. 1425, 1460 (S.D.Cal. 1988):

> Whether Rule 23(a)(2) commonality may be found absent a presumption of group reliance -- appears to be [a question] which, if previously settled, must be reexamined in light of *Basic* . . . . Certainly the Court did not hold that without a presumption of reliance common questions cannot predominate . . . . In fact, the court finds that such a conclusion ought not be inferred from *Basic*, because it would in effect amend the clear language of Rule 23(a)(2) and transform the "commonality" requirement into an "identity" requirement.

Id.[8] Accordingly, any questions of individual reliance, whether a presumption of reliance should be applied, and whether it can be rebutted do not defeat the predominant common questions of fact and law that exist in this litigation. *See Blackie*, 524 F.2d at 902; *Harris,* 329 F.2d at 914.

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[8] These decisions are also in line with the approach advocated by a leading commentator on class action litigation:

> The need to show individual reliance has not precluded class treatment in cases where standardized written misrepresentations have been made to class members. . . . In such cases, the courts have uniformly found it appropriate to certify a securities class on the common liability issues and to defer consideration of individual reliance by class members until after disposing of the common class questions. The fact that the representative plaintiff and the class members may have relied on different documents does not prevent a finding of predominance of common questions when the alleged misrepresentations are similar or present a nucleus of facts common to the class.

4 Newberg on Class Actions 2d, (1985) § 22.47 (citations omitted).

2. A Class Action Is Superior.

Rule 23(b)(3) also requires the Court to determine that "a class action is superior to other available methods for the fair and efficient adjudication of the controversy." Courts have recognized that the class action device is superior to other available methods for the fair and efficient adjudication of controversies involving a large number of purchasers of securities injured by violations of the securities laws. Class actions are a "particularly appropriate and desirable" way of resolving securities fraud claims. *See Eisenberg v. Gagnon*, 766 F.2d 770, 785 (3d Cir. 1985); *Emulex*, 210 F.R.D. at 721 ("Given the identical claims shared by the members of the class, a class action is superior to individual litigation for adjudicating the [securities fraud] controversy.") Class certification is both useful and necessary and the class action device offers judicial efficiencies because it permits common claims and issues to be tried only once, with binding effect on all parties. Class representation is the only way to afford relief to those whose claims are too small to permit them to bring individual suits. To deny class certification would be to "clos[e] the door of justice to all small claimants. This is what we think the class suit practice was to prevent." *Weeks v. Bareco Oil Co.*, 125 F.2d 84, 90 (7th Cir. 1941).

To determine the issue of "superiority," Rule 23(b)(3) enumerates the following factors for the court to consider: (A) the interest of members of the class in individually controlling the prosecution ... of separate actions; (B) the extent and nature of any litigation concerning the controversy already commenced by ... members of the class; (C) the desirability ... of concentrating the litigation of the claims in the particular forum; (D) the difficulties likely to be encountered in the management of a class action. Fed. R. Civ. P. 23(b)(3).

Each of these factors is satisfied in this case. First, the number of Class members is too numerous and the typical claim is too small for each individual Class member to maintain a separate action. The class action device is the only viable vehicle by which the vast majority of persons injured by Defendants' wrongful conduct may obtain a remedy. As the Ninth Circuit stated in *Epstein v. MCA, Inc.*, 50 F.3d 644 (9th Cir. 1995), "it is difficult to imagine a case where class certification would be more appropriate. Without it, thousands of identical complaints by former [ ] shareholders would have to be filed – the very result the class action mechanism was designed to avoid." *Id.* at 668.

While Plaintiff can foresee no management difficulties which would preclude this action from being maintained as a class action, it is likely that Defendants will argue that the requirement of "complex, highly individualized damage" calculations will render this case unmanageable.[9] Defendants are incorrect. In a similar action to the one presented here, the SEC used a formula to calculate shareholders' damages in cases regarding kickbacks made by mutual fund companies to broker-dealers. (Safier Decl. Ex. G (Edward Jones Fair Fund distribution plan).) Moreover, classes have routinely been certified in cases in which damages may be calculated by a mathematical formula. *See, e.g., Smilow v. Southwestern Bell Mobile Sys., Inc.*, 323 F.3d 32, 40 (1st Cir. 2003) (holding that common issues predominate when individual factual determinations may be accomplished using computer records, clerical assistance, and objective criteria, thus rendering evidentiary hearing on each claim unnecessary); *In re Tex. Int'l Sec. Litig.*, 114 F.R.D. 33, 43 (W.D. Okla. 1987) (proof of damages can be demonstrated on class-wide basis by use of generalized or formulary approach); *Brown v. Pro Football, Inc.*, 146 F.R.D. 1, 5 (D.D.C. 1992) (certification granted when potentially complex damages issue could be simplified to common formula). "[W]here the fact of injury and damage breaks down in what may be characterized as 'virtually a mechanical task,' 'capable of mathematical or formula calculation,' the existence of individualized claims for damages seems to offer no barrier to class certification on grounds of manageability." *Windham v. American Brands*, 565 F.2d 59, 67-70 (4th Cir. 1977).

Even if this Court is not persuaded by the utility of a formula to compute damages, it would still be appropriate to certify a class. For example, this Court has the discretion to sever certain issues in order to allow the proposed Class Representatives to establish Defendants' liability to the class as a whole, while reserving the proof of individual issues (such as damages or reliance, if not

---

[9] Defendants will likely also argue that individual damages questions predominate over common questions. Defendants are mistaken. It has been determined that individual issues related to damages (*i.e.*, varying amounts of damages) do not defeat the predominance requirement. *See Indep. Energy*, 210 F.R.D. at 486 (holding that the predominance requirement was easily satisfied in cases where claims were based on a common legal theory of material misrepresentations and omissions, even though damage amounts might vary).

presumed) for a later proceeding. Further, Rule 23(c)(4) makes plain that district courts may separate and certify certain issues for class treatment. *See* Fed. R. Civ. P. 23(c)(4) ("when appropriate…an action may be brought or maintained as a class action with respect to particular issues.")

Should any unforeseen manageability problems prove intractable, this Court also may decertify the class at a later point. *See Dukes*, 474 F.3d at 1224. At this juncture, however, any doubts as to the propriety of certification should be resolved in favor of certifying the class, because denying class certification will almost certainly terminate the action and be detrimental to the members of the class. *See Harris*, 329 F.3d at 913. As the court stated in *In re Sugar Indus. Antitrust Litig.*, MDL Dkt. No. 201, 1976 U.S. Dist. LEXIS 14955 (N.D. Cal. May 21, 1976):

> [D]enial of class certification because of conjured manageability problems is disfavored among both the courts and the legal commentators because a court refusing to certify a class action on the basis of vaguely perceived manageability obstacles is acting counter to the policy behind Rule 23.

Id. at *75

In sum, this case raises the same need for class treatment as other securities claims for which the Supreme Court has endorsed the superiority of the class action device:

> The aggregation of individual claims in the context of a classwide suit is an evolutionary response to the existence of injuries unremedied by the regulatory action of government. Where it is not economically feasible to obtain relief within the traditional framework of a multiplicity of small individual suits for damages, aggrieved persons may be without any effective redress unless they may employ the class-action device.

Deposit Guar. Nat'l Bank v. Roper, 445 U.S. 326, 339 (1980).

E. Messrs. Siemers and McKenna Should be Allowed to Represent Proposed Class Members Who Invested In Any Wells Fargo Funds.

1. Rule 23 Permits An Investor To Represent Similarly Situated Investors In Funds He Did Not Personally Own.

It is well established that Messrs. Siemers and McKenna should be permitted to represent investors in all the Wells Fargo Funds, and not just the funds they personally owned. *See, e.g., In re Dreyfus Aggressive Growth Mut. Fund Litig.*, 98 Civ. 4318, 2000 U.S. Dist. LEXIS 13469

(S.D.N.Y. Sept. 19, 2000) (certifying named plaintiffs to represent investors of a mutual fund not personally owned by the named plaintiffs); *Hicks v. Morgan Stanley*, 01 Civ. 10071, 2003 U.S. Dist. LEXIS 11972, at *8 (S.D.N.Y. July 16, 2003) (rejecting defendant's argument that class representative could not represent all claims based on the fact that the "claim arises from the same event or course of conduct....give[s] rise to claims of other class members and claims are based on same legal theory"); *In re Prudential Sec. Inc. Ltd. Ptrship. Litig.*, 163 F.R.D. 200, 208 (S.D.N.Y. 1995) (class representatives were not required to have invested in all limited partnerships at issue, where complaint alleged a "uniform course of improper conduct and standardized sales approach applied by defendants").

Here, Messrs. Siemers' and McKenna's claims are identical to those of proposed Class members who invested in other Wells Fargo Funds. As set forth above, Defendant WFFM treated all the Wells Fargo Funds as a single common entity. (*See* Sec. II, *supra.*) All the Wells Fargo Funds shared a single board of directors, headed for the latter portion of the Class Period by Karla Rabusch, who also simultaneously served as President of WFFM. (Id.) WFFM was the entity that negotiated the revenue-sharing arrangements on behalf of all the Wells Fargo Funds. (Id.) All the Wells Fargo Funds were subject to the kickback scheme and all their investors adversely impacted. (Id.) Moreover, the fees that the Complaint alleges were misappropriated from the Wells Fargo Funds were pooled together into a single bank account. (Id.) It is from this single bank account that WFFM paid all legitimate expenses of the funds as well as the illegitimate revenue-sharing payments at issue. (Id.)

In addition, the claims of all Class members are based upon the same material omissions and misrepresentations in all the Wells Fargo Prospectuses that failed to disclose the kickback scheme. (Id.) This comes as little surprise given that the misleading Wells Fargo Prospectuses were created by the same entity – Defendant WFFM –that was responsible for negotiating the kickback arrangements. (Id.) The Wells Fargo Prospectuses were created by WFFM using a common template such that the disclosures – or more accurately, the lack of disclosures – were the same for all Wells Fargo Funds each year the Prospectuses were issued. (Id.)

In re Dreyfus Aggressive Growth Mutual Fund Litigation is directly on point and shows why a Class should be certified of investors for all the Wells Fargo Funds. In *Dreyfus*, certification was supported by the same factors that exist in this case:

> Here, the claims of the named plaintiffs and prospective class members derive from the same course of events. The plaintiffs have alleged that both Funds made similar misrepresentations and omissions in the Registration Statements, Prospectuses, Statements of Additional Information and annual and semi-annual reports used to sell the Funds...And indeed the claims of the named plaintiffs and prospective class members are based on the same legal theories.

In re Dreyfus, 2000 U.S. Dist. LEXIS 13469 at *14.

Similarly, in *ML-Lee Acquisition Fund II L.P. Sec. Litig.*, 848 F. Supp. 527 (D. Del. 1994) defendants argued that the proposed class representatives could not represent investors in a mutual fund that they did not personally own. The court rejected this contention due to the similarity of the related mutual funds and of the wrongdoing that impacted the funds at issue. *Id.* at 561 (finding such class representation appropriate because the funds were marketed pursuant to the same prospectus which was the subject of plaintiff's allegation of wrongdoing).

Furthermore, although not in the mutual fund context, the Ninth Circuit's most recent decision on class certification demonstrates why the proposed Class Representatives here may represent investors of other Wells Fargo Funds. *See Dukes*, 474 F.3d at 1232-33 (allowing named plaintiffs in a discrimination suit to serve as class representatives for positions not personally held by the named plaintiffs). Specifically, the Ninth Circuit held that:

> [T]he lack of a class representative for each management category does not undermine Plaintiffs' certification goal because all female employees faced the same discrimination...[u]nder the rule's permissive standards, plaintiffs are not required to offer a class representative for each type of discrimination claim alleged.

Id.

Here, as in *Dukes,* because each of the proposed Class Members were subject to same type of conduct, a class representative for each Fund need not be offered, and Messrs. Siemers and McKenna should be allowed to represent investors in all Wells Fargo Funds. *See also In re Prudential*, 163 F.R.D. at 208 ("plaintiffs [were] in the same position as absent Class Members, regardless of the specific partnership in which they invested, because of the uniform course of improper conduct"); *In re American Cont' Corp./Lincoln Savs. & Loan Sec. Litig.*, 794 F. Supp.

1424, 1461 (D. Ariz. 1992) (explaining that plaintiffs need not name a representative of the class for each subgroup of securities where common issues predominate as to all securities at issue); *Schur v. Friedman & Shaftan, P.G.C.*, 123 F.R.D. 611 (N.D. Cal. 1988) (purchasers of one limited partnership may represent purchasers of other partnerships); *Roberts v. Heim*, 670 F. Supp. 1466, 1490-91 (N.D. Cal. 1987) (same).

2. Alternatively, A Class On Behalf Of Investors In All The Wells Fargo Funds Should Be Certified Pursuant To The Juridical Link Doctrine.

An independent basis for allowing Messrs. Siemers and McKenna to represent all proposed class members is the juridical link doctrine. The juridical link doctrine arose out of the Ninth Circuit case of *La Mar v. H & B Novelty & Loan Co.*, 489 F.2d 461 (9th Cir. 1973). In *La Mar,* the court held that if the plaintiffs as a group – named and unnamed – have suffered an identical injury at the hands of several parties related by way of a conspiracy or concerted scheme or otherwise "juridically related in a matter that suggested a single resolution of the dispute would be expeditious," the claim could go forward. *Id.* As this Court has previously recognized, cases applying the juridical link doctrine exist in the class certification context. *Siemers v. Wells Fargo et al.*, 05-cv-04518 WHA, 2006 U.S. Dist. LEXIS 81097, *20 (N.D. Cal. Oct. 24, 2006) *citing Luyando v. Bowen*, 124 F.R.D. 52, 57-58 (S.D.N.Y. 1989); *see also Heffler v. United States Fidelity & Guaranty Ins. Co.*, 1992 U.S. Dist. LEXIS 3090 (E.D. Pa. Mar. 10, 1992).

The analysis of the juridical link doctrine by the Seventh Circuit in *Payton v. County of Kane*, 308 F.3d 673, 678-79 (7th Cir. 2002) demonstrates its applicability here and supports certification of a class on behalf of investors of all Wells Fargo Funds:

> We turn now to the thorniest issue in this case: the propriety of maintaining a suit against the other 17 counties, for which we have no specific named plaintiffs… [T]he class action device does indeed entitle the group as a whole (represented by people from less than all counties) to sue all 19 counties, and it is enough that someone in the class was injured by one of the defendants. In this respect, they invoke the so-called "juridical link" doctrine, which would entitle them to sue all similarly situated counties in a single case….We conclude that the plaintiffs may be entitled to represent a class suing all 19 defendant counties if, under the reasoning of *La Mar* [*v. H & B Novelty & Loan Co.*, 489 F.2d 461 (9th Cir. 1973)] and its progeny, they fulfill all the requirements of Rule 23…. We see no reason to truncate potentially efficient uses of the class action device when they are otherwise not prohibited and here the class action device may be superior to 19, or 102, different cases in each Illinois county challenging the effects of the same state

statute.

Id.

Here, the claims of the investors in all the Wells Fargo Funds are juridically linked because Defendants treated the Wells Fargo Funds as a single entity, as described above. Moreover, it is more efficient to have the claims of the investors of all Wells Fargo Funds litigated in this one matter, as opposed to in ninety separate actions. *See, e.g., In re Computer Memories Sec. Litig.*, 111 F.R.D. 675 (N.D. Cal. 1988) (certifying class based upon juridical link doctrine, among other theories).

F. Lead Counsel For Plaintiffs Should Be Appointed Counsel For The Class.

When a court certifies a class, the court must also appoint class counsel unless a specific statute provides otherwise. Fed. R. Civ. P. 23(g)(1)(A). This appointment must be made in the court's certification order. *Id.* at 23(c)(1)(B). Application to be appointed as class counsel may be based upon the materials submitted in the motion for class certification. *See VeriSign*, 2005 U.S. Dist. LEXIS 10438 at *34; Fed. R. Civ. P. 23(g)(2), advisory committee's note (2003 amendments).

The basic requirement for appointment as class counsel is that such counsel must fairly and adequately represent the interests of the class. *See* Fed. R. Civ. P. 23(g)(1)(B). In appointing class counsel, the court must consider the following factors:

> the work counsel has done in identifying or investigating potential claims in the action, counsel's experience in handling class actions, other complex litigation, and claims of the type asserted in the action, counsel's knowledge of the applicable law, and the resources counsel will commit to representing the class[.]

Fed. R. Civ. P. 23(g)(1)(c)(i). The law firm of Gutride Safier Reese LLP, Lead Counsel, is well qualified for appointment as Class Counsel in this action. (Safier Decl. Ex. H (firm resume).) Gutride Safier Reese LLP has considerable experience in complex litigation and with securities fraud class actions and has no conflicts which would prevent it from adequately representing the interests of the class. (Id.) Moreover, Gutride Safier Reese LLP has spent considerable time and effort litigating this matter to date and will continue to commit considerable resources to the on-going prosecution of this action. (Id. ¶¶ 11, 12.) Gutride Safier Reese LLP already has spent considerable effort reviewing hundreds of thousands of pages of documents produced in this matter; taken depositions of Defendants and their employees; drafted and served several sets of discovery requests; drafted numerous briefs on both dispositive and discovery issues; and, engaged in mediation. (Id.) Gutride Safier Reese LLP has fully, fairly and adequately represented the interests of the Class in this action to date and should be appointed to continue to do so. Accordingly, Gutride Safier Reese LLP, counsel for Plaintiffs, respectfully request that it be appointed Class Counsel.

IV. CONCLUSION

For the foregoing reasons, Plaintiffs respectfully request that this Court certify the case to proceed as a class action; appoint Messrs. Siemers and McKenna as class representatives; and appoint Gutride Safier Reese LLP as class counsel.

Dated: April 19, 2007

Respectfully Submitted,

GUTRIDE SAFIER REESE LLP

By: /s/Seth A. Safier

Adam J. Gutride
Seth A. Safier
Kate J. Stoia
835 Douglass Street
San Francisco, California 94119

- and -

Michael R. Reese
Kim E. Richman
230 Park Avenue, Suite 963
New York, New York 10169

Court Appointed Lead Counsel

Title:
HOW HIGH CAN COSTS GO?
Authors:
Blake, Rich
Source:
Institutional Investor; May2001, Vol. 35 Issue 5, p56, 8p
Abstract:
Explores revenue-sharing, a way by which mutual fund firms pay brokerage firms for fund sales in the United States. Mutual fund distributions; Effect of revenue-sharing on the mutual fund business; Investment strategies; Amount of money spent in revenue-sharing. INSET: When is revenue-sharing a conflict of interest?.
Full Text Word Count:
6176
ISSN:
0020-3580
Database:
Business Source Premier

Section: Cover Story

HOW HIGH CAN COSTS GO?

Mutual fund distribution has never been more crucial. Nor has it ever been so expensive. But as costs grow, so do questions surrounding "revenue-sharing," a controversial way of paying brokerage firms for sales.

Stroll down the aisle of any American supermarket and take a close look at the shelves. There at eye level sits Ivory Snow or Tide detergent or Bounty paper towels. How they got so prominent a placement is no accident -- or mystery -- but a basic fact of consumer marketing. Procter & Gamble Co. and its rivals eagerly pay for the privilege, shelling out hundreds of millions tiff dollars a year for prime shelf space to entice customers and boost market share.

If it works for soap, why not mutual funds?

In this case, the Procter & Gambles are the mutual fund companies, and the Safeways arc financial intermediaries, most often big brokerage houses like Merrill Lynch & Co. or Citigroup's Salomon Smith Barney. Crudely put, the fund companies are paying ever-growing tariffs to those intermediaries to move their merchandise. All that sell through brokerages pay something; increasingly some pay quite a bit extra for the financial marketing equivalent of eye-level shelf space -- access to brokers and salespeople to educate and cajole, wine and dine them, to sell the funds.

Few fund investors even know this goes on. But the payments -- made to the brokerage firms, not to the brokers, and known euphemistically as revenue-sharing -- have become an essential facet of the business. Although legal, they are increasingly controversial. Institutional Investor has learned that the payments have now drawn the attention of the Securities and Exchange Commission.

"Paying for distribution does raise questions," says Douglas Schiedt, associate director of the SEC's division of investment management. "We are taking a look to see whether more disclosure is necessary."

And though many fired company executives defend the practice, there is evidence that a backlash is brewing. "Revenue-sharing payments have gotten so out of control that a lot of fund executives at small and midsize firms actually want to see regulators step in and put an end to it," says Matthew McGinness, a consultant at Boston-based Cerulli Associates.

The sums involved are enormous. According to estimates by Boston-based strategic consulting firm Financial Research Corp., fund sponsors, mostly load players such as Franklin Resources, Putnam Investments and AIM Management Group, pay the Merrill Lynches of the world as much as $2 billion a year, By comparison, mutual hind companies spent $515 million on advertising in 2000, calculates FRC. It estimates that revenue-sharing ices have more than doubled in the past five years. "Revenue-sharing is considered the dirty little secret of the mutual fund industry" says Neil Bathon, FRC's founder and president. "Nobody likes to talk about it, but the reality is that it has become a major expense."

The remarkable upsurge of revenue-sharing, which did not exist a decade ago, underscores a dramatic change in the mutual fund business. Even as the rising tide of the bull market lifted all yachts, certain fundamentals of the industry deteriorated. Now, in the grip of a nasty bear market, many mutual fund executives are struggling to keep their firms above water. With revenues shrinking as assets under management decline because of redemptions and poor performance, fund companies are caught in a classic squeeze as their costs continue to ratchet up.

"The cost of distribution is rising. Revenue sharing is an increasingly large part of it, and it's a cost that wasn't there ten years ago," says Lawrence Lasser, president of Putnam. "These deals have been protected and made worthwhile by the dramatic rise in assets. Now we see things starting to go the other way."

Last month one public fund company after another began reporting lower earnings and falling operating margins. These announcements were accompanied by the grim news of layoffs -- 4 percent of staff at Putnam, 24 percent at Janus Capital Corp. -- and other cutbacks.

"The market has taken away a whole lot of revenue in a short period of time, and no company can reduce expenses that fast," moans Edward Bernard, chief of retail sales and distribution for T. Rowe Price Associates. His firm saw operating margins drop in the first quarter to 32 percent, down from 41 percent a year ago.

A key underlying cause of this drop at T. Rowe Price, as well as at other companies, is the spiraling cost of distribution. A decade ago most funds were no-load and were sold directly to consumers through newspaper and radio ads and toll-free numbers. Today direct sellers are adding load funds to sell through brokerages, fund supermarkets and financial planners. In the past five years, the proportion of all funds sold by intermediaries has soared from 60 to 80 percent, according to estimates by New York-based research firm Strategic Insight. Brokerage channels account for an increasingly big share of these sales -- 45 percent last year, up from 32 percent in 1998, estimates FRC.

Today's cost-squeeze stems in large part from the extraordinary success that mutual funds enjoyed in the 1990s as they became staples of consumer savings, igniting ever-fiercer competition. Shoppers can now rummage through 8,433 mutual funds, up from 3,086 a decade ago; even in last year's wretched market, 221 new funds were launched.

To cut through this clutter, funds need strong performance and solid brand names. But in an era of open architecture -- when just about everyone seems willing to peddle just about everyone else's products --they also need a lot of help selling their wares. That has never been more true than it is today: February and March saw the first back-to-back months of net equity fund outflows since August and September 1990, after Iraq's invasion of Kuwait. In March alone stock funds suffered a record-setting $20.6 billion in outflows. Hence the reliance on intermediaries and revenue-sharing.

"Simply having performance isn't enough any more," says Putnam's Lasser. "Good numbers don't sell themselves."

As a result, just about every major fund family, including companies that have clung to direct sales, has embraced intermediary channels. In January Zurich Scudder Investments slapped sales loads on its entire lineup of 30 Scudder funds; Strong Capital Management added charges to six of its retail funds earmarked for distribution through brokerages. Both Janus and T. Rowe Price, historically major direct sellers, have been spending heavily to plug some of their funds into brokerage firm--sponsored mutual fund wrap programs and 401 (k) platforms. Then there's Waddell & Reed Financial, which has long relied on its own distribution network of 3,000 sales reps, mostly in the Midwest. Even it is selectively moving into brokerage channels for the first time. "We know the cost dynamics and are trying to approach distribution partners where it makes economic sense," explains Thomas Butch, the company's chief marketing executive.

Increasingly powerful, brokerages have used their leverage to exact ever-higher tolls. Technically compensation for any service connected to fund distribution -- such as technology, annual meetings, special events, sales conferences and training seminars -- revenue-sharing is simply money that fund companies pay brokerage houses to get access to their brokers. It's a tab for renting the retail sales armies that most mutual fund companies don't have.

For additional money, fund companies can buy their way onto the lists of "preferred" providers that most brokerage houses maintain. Often limited to a dozen or fewer fund companies, these lists are confidential and never revealed to the buying public or even to a firm's brokers, though astute sales reps can figure them out. Preferred status carries real advantages: In some cases, the wholesale marketers of the fund companies can get virtually unfettered access to brokerage sales forces to convince them to sell their funds.

Revenue-sharing is just part of the cost. Distribution is the second-biggest expense for fund companies -- after compensation. But a big chunk of that budget goes toward wholesale marketing costs. To reach intermediary channels, fund companies need to employ scores of high-paid marketers who, in effect, sell to the sellers. According to FRC, a fund company spends on average some $50 million a year compensating these sales executives.

For the intermediaries, all this money is manna from heaven. Revenue-sharing, paid in hard or soft dollars, comes in addition to the ordinary loads and sales commissions -- typically 5 percent, and split between salesperson and firm. And it also comes on top of any so-called 12b-1 fees that fund companies are permitted to charge for marketing and distribution; as it is, the 12b-1 fee is gobbled up by the brokerage firms.

Loads, commissions and 12b-1 charges come right out of the fund shareholders' pockets. Revenue-sharing comes straight off the fund companies' bottom lines. When markets soared through the late 1990s and into 2000, no one complained too loudly. In good times, mutual funds enjoy extraordinary economics, collecting fees on ever-rising assets that have to be gathered only once. But there's nothing like a bear market to make people growl.

Consider the cost pileup at Stilwell Financial, parent of fallen industry darling Janus. Even as assets at Stilwell fell to $205 billion from $324 billion about a year ago, the company spent heavily to get plugged into fund supermarkets, brokerage wrap programs and 401 (k) platforms. In 2000 Stilwell shelled out $315 million on third-party distribution more than double the $143 million it spent in 1999. In this year's first quarter, Stilwell tempered its spending bur still spent a substantial $66 million, down 9 percent from a year earlier. Revenues, meanwhile, dropped by 18 percent year over year.

Stilwell has company in feeling squeezed. The $215 billion load-giant Franklin Resources saw its revenues fall 6 percent in the first quarter compared with the same quarter a year ago. At the same time, operating expenses dropped by only 2 percent. "Underwriting and distribution expenses" were to blame, according to a company statement. The firm's distribution margin -- net under-writing and distribution fees less net underwriting and distribution expenses -- fell from 11 percent a year ago to 9 percent in this year's first quarter. Alliance Capital's distribution margin fell from 22 percent in the fourth quarter of 2000 to 12 percent in the first quarter of this year.

"It's one of those things that keep you up at night," says Greg Johnson, president of Franklin's U.S. retail and institutional are. "Everybody knows there's far more investment management capacity and limited distribution, and that in tough times distributors are known to squeeze suppliers."

The squeeze may be hardest on small and midsize firms, adding more pressure for consolidation. Their profit margins have begun to lag those of their bigger rivals; three years ago the small firms were more profitable. In

1999 fund families with assets of $20 billion to $50 billion reported a median operating margin of 28.2 percent, a steep drop from the 38.5 percent average in 1998, according to West Conshohocken, Pennsylvania--based industry consulting firm Investment Counseling. Firms with assets of more than $50 billion posted a median margin of 35.2 percent in 1999, down slightly from 37 percent in 1998. "Distribution costs are rising, and the midsize money management firms are having to eat those costs," says Mustafa Soylemez, an analyst at Investment Counseling.

"It used to be that only the major brokerages would charge for shelf space, but recently it has become more prevalent across all the channels -- everyone is charging," says Victor Ugolyn, CEO of $7 billion-in-assets Enterprise Group of Funds. "It's tougher for the smaller firms to get in the door. But these deals are part of the business."

There is, however, a growing debate about the propriety of these revenue-sharing arrangements, which inside the industry are intentionally opaque and to the outside world are all but invisible. The critical question: Does an investor have a right to know whether his broker or financial adviser, whose independent judgment he trusts, is possibly recommending a mutual fund in part because the fund company has paid the broker's or adviser's firm a substantial distribution fee?

Last year Paul Roye, director of the SEC's division of investment management, directed his staff to advise whether additional disclosure should be required. No report has yet surfaced, though the SEC has commented in a related lawsuit (see box, page 64).

"It's pay to play, no question," says a former top executive at one of the biggest mutual fund companies. "And it's starting to stink."

Not surprisingly, one of the most prominent critics of revenue-sharing is Jack Brennan, CEO of Vanguard Group, which has hung on to its pure no-load status and never made any payments to brokerages. "No one is forcing these companies to strike arrangements. The fact that brokers want to be compensated is not surprising," he says. "The question is whether the clients should be informed that the funds they are being placed in are providing brokerage firms extra compensation. I think they should."

Responds William Rittling, director of nonproprietary fund sales at Merrill Lynch: "For a distributor to assign costs to organizations who benefit from their infrastructure is not an unreasonable business proposition. Do the fund companies want to pay less? Yeah, sure. And they don't have to pay if they don't want to. For them, it's a simple business decision, simple math."

MUTUAL FUND MATH HAS CERTAINLY CHANGED over the years. Back in the late '70s and early '80s, selling funds was a straightforward business. No-load firms followed a simple business model, selling their wares, overwhelmingly money market funds, directly to consumers tired of low passbook rates at their local banks. Fund companies invested in marketing and advertising campaigns to build their brands, taking orders on toll-free telephone networks or by mail. Load funds, for which fund investors paid brokers an 8.5 percent sales commission, offered consumers a more expensive investment choice.

But as the stock market began its historic ascent in August 1982, the game changed. Equity funds took off, eclipsing money market and bond funds by 1991. And the number of funds exploded. In 1983, for example, the industry sold about 1,026 funds. By 1990 that total topped 3,000.

Those twin forces -- the shift to stock funds and the proliferation of products -- made it far more difficult for no-load funds to merely take out ads in The Wall Street Journal and wait for their phones to ring. Consumers were overwhelmed by choices, and direct sellers found it harder and harder to get their attention.

The two no-load giants, Fidelity Investments and Vanguard, flourished thanks to their powerful brand names -- just as, thanks to its performance, Janus did in the late 1990s. But most other no-load families struggled.

No-load funds needed a new route to reach their potential customers --their own financial intermediaries -- and they found it with the 1992 opening of Schwab's OneSource. The fund supermarket, whose sales took off almost at once, emerged as a powerful new distribution channel, even as the success of the Schwab mart blurred the distinction between load and noload funds. At Schwab, and later at other fund supermarkets, such as those run by Fidelity and TD Waterhouse, investors could buy top-performing funds, both load and no-load, without paying a brokerage sales commission. At the beginning, fund companies paid Schwab a fee of about 25 basis points on assets sold, to get into Schwab's no-transaction-fee program. Before long, Schwab had increased the toll to 35 basis points.

Mainstream brokers woke up. They quickly calculated that if Schwab could exact a toll from fund families, they could do the same. Another factor played a part: The SEC began frowning on a common practice at brokerage firms, in which individual brokers received substantial incentives, including higher commissions and sales quotas, to sell in-house funds. The biggest wire houses -- with the notable exception of Dean Witter Reynolds -- began to distribute a higher percentage of outside funds. In 1996 roughly 22 percent of total fund net flows went to wire house brokerage firms' proprietary funds, according to Cerulli Associates. Two years later that percentage had fallen to just 3 percent, and last year the flows were negative.

Brokerages began moving more money away from transaction-based activities and into wrap accounts -- long-term, asset-based fee programs featuring funds. So at the same time that the load players jumped into no-load supermarket channels, no-load players such as T. Rowe Price and Janus were plugging into broker-sold wrap programs that allowed the investor to access a range of fund products for a single asset-based fee.

Schwab's success helped shift the industry toward the "open architecture" model. Whereas mutual fund providers had once struck exclusive arrangements with particular distributors, now every channel became fair game. To compete, fund companies needed to be in every channel. With thousands of funds and just a handful of national full-service brokerages, wire houses like Merrill, PaineWebber and Smith Barney held the upper hand.

"The brokerage firms know they are a scarce resource," says Guy Moszkowski, a Salomon Smith Barney analyst covering money management and brokerage firms. "So in recent years they have been able to extract more money from fund managers. That will only go up; and the reality is, managers can't do anything about it."

THE FIRST STEP IN CEMENTING A DEAL BETWEEN the brokerages and fund managers is what's known as a selling-group agreement. This is a legally binding contract among the brokerage house, the underwriter or sponsor of the fund and the fund manager. For fund companies, one measure of success in a world of open architecture is the number of signed selling-group agreements it holds. For example, Conseco Capital Management, which got into the game only three years ago, boasts that it has formed about 200 selling-group agreements with brokerages and banks.

The selling-group contract defines the terms of the relationship, such as which funds will be sold -- in other words, which goods the store will stock. But just having something in inventory doesn't mean it's going to sell; the merchandise needs to move off the shelves.

Just as fund companies need to cut through the clutter of all the funds available for sale, they must also attract the attention of the average salesperson, who might familiarize himself with just a handful of funds among hundreds in any given asset category. (There are, for example, more than 800 large-cap growth funds, according to Morningstar.) Brokers need to be motivated; and to get the chance to motivate them, fund companies must first motivate the brokers' employers.

That's where revenue-sharing comes in. If it pays enough, the fund company can get amazing -- and rewarding -- access to the brokerage sales force. Even fund giant Fidelity has aggressively stepped up wholesaling efforts for its broker-sold funds, which were launched in 1986 but doubled in number and in assets during the past four years.

"To be on the preferred lists, to gain access, you have to pay," says Michael Kellogg, head of distribution at Fidelity Investments Institutional Services, which distributes the adviser-sold funds at Fidelity. These funds account for about $60 billion of the firm's roughly $900 billion in assets under management. "The cost to distribute through the large brokerage firm has been going up, but it's not unreasonable; otherwise we wouldn't pay it."

Neither Kellogg nor any other fund company executive interviewed for this story would specify how much he pays, or to what brokerages. Revenue-sharing takes place in a gray world, with minimal disclosure. Brokerages and fund managers appear to want to keep it that way, in part to prevent firms from exchanging information and possibly getting better terms. As a result, there is little hard information about pricing and terms, and much scuttlebutt.

One example: It's widely rumored among jealous fund company executives that Capital Research and Management Co., does not make revenue-sharing payments for its top-performing, and broker-sold, American Funds. Not true, says CRM president James Rothenberg: "Contrary to what people think, we do make these payments -- just not on the same level as most other firms."

The structures of the selling-group agreements vary, depending on the levels of access accorded, as well as the type of program that a fund company wants to be in -- direct mutual fund sales versus wrap programs, for example. The revenuesharing deals are done sotto voce; the specific terms kept confidential. Rarely are they even committed to writing. Fund companies pay their tabs through a mix of hard and soft dollars. Says FRC consultant Gavin Quill, "This information is something of a closely guarded secret."

The SEC refers to this type of remuneration as "non-12b-1 payments"; and because the money does not come from shareholder assets, there is no legal limit on what fund companies can pay. "There's no mandate that the payments have to be disclosed," points out James Folwell, a consultant with Cerulli Associates. "Different brokerage firms strike different deals with different fund companies, and you don't want anyone doing any comparison shopping. You don't put a sticker price on a used car in a lot -- you see what the market will pay."

To the extent that funds do disclose payments, they keep the details to a minimum. A 1995 Alliance Capital Management fund prospectus, for example, refers to "substantial monies" paid to broker-dealers and other financial intermediaries "for their distribution assistance." "There is no real standard fee," says Cerulli's Folwell. "It might be based on a percentage of assets or gross sales, or it might be a straight dollar amount." The extra payments were traditionally set as a percentage of gross fund sales, but increasingly they are pegged to a percentage of fund assets under management at the brokerage firm. The payments can include up-front hard dollars earmarked for special events, though fund companies are frequently asked to write additional checks to brokerage firms for sales conferences and training seminars.

Brokerage firms may also require fund companies to direct certain minimal amounts of brokerage business their way on a quarterly basis. According to a former mutual fund executive, the soft-dollar payments are sometimes referred to as "marketing credits," because the fund manager is effectively providing directed commission revenue that is supposed to be earmarked by the brokerage firm for shared marketing expenses.

"There are squishy aspects to this," says Folwell. "You could pay the brokers with a combination of a check for hard dollars and directed brokerage. Some brokerages want hard dollars. It always varies."

Adds Richard Phillips, a securities lawyer with Washington, D.C.-based Kirkpatrick & Lockhart: "It's perfectly legal for a fund manager to pay money for shelf space. The companies would prefer not to pay, but this is the cost of doing business."

How high is this "cost of doing business"? FRC's educated estimate: Some funds pay brokerages and financial supermarkets as much as 40 basis points for each net new dollar in assets. That's up from an estimated 10 to 15 basis points five years ago. "The cost of plugging into the brokerage firms has substantially increased," consultant Quill says.

FRC figures that revenue-sharing represents a fund company's second-largest distribution expense. The No. 1 component: compensating a fund's sales force, which averages about $50 million for a $60 billion fund group.

Merrill's Rittling declines to comment on the specifics of his firm's selling agreements, but he concedes that the cost of doing business with Merrill has risen considerably over the past three years. But then, Merrill can command top dollar. Rittling holds the keys to direct mutual fund sales by 15,000 brokers worldwide, and no army of brokers sells more funds than does Merrill. Of the $340 billion in fund sales through brokerages in 1999, Merrill accounted for roughly 20 percent. Analysts estimate that the firm accounted for the same share in 2000.

One clear sign of the firm's clout: In August 1996 Merrill sent a letter to fund managers stating that the firm expected to be compensated at a rate not lower than that of any other brokerage. Vendors must pay "maximum dealer compensation offered or paid to any seller," the letter stated. "Because we believe that our superior service is deserving of compensation at the highest level, we are asking you to agree to [these] terms."

"Merrill basically sent out the message that it expects a most-favored-nation status," says Burton Greenwald, a mutual fund consultant based in Philadelphia. "Everybody wants to get into the Merrill system. There's just not room for everybody; so Merrill can be selective, and it can demand more from the providers."

Merrill Lynch has signed approximately 100 selling agreements with mutual fund companies. Once a year, usually in December or January, Rittling will invite top mutual fund sales executives to come in for an assessment of the previous year's program. According to one former fund sales executive, Rittling, who holds court in his office in Princeton, New Jersey, tends to be blunt. "He'll give you a review of the past year, he'll tell you how the funds are doing, whether they are in the top five or ten in terms of sales," the executive says. "Eventually, he will say, 'If you want to continue to be one of our premier providers, here's what it's going to cost.' He's pretty straightforward."

During one such meeting a year ago, says the former fund executive, Rittling asked for $600,000 up front to cover conferences and sales meetings, plus 25 basis points on each net new dollar, as well as 10 additional basis points on ongoing assets. "It's pretty much take it or leave it," the executive says.

Rittling insists that Merrill has a level playing field, and many industry members agree that the firm does not offer preferential treatment to any of the 100 fund companies with which it does business. Once in the door, fund companies gain access to Merrill's regional brokerage offices across the country to host training seminars and sales conferences.

That's not how it works elsewhere. Other brokerage firms set up distinct tiers of access and privilege for the fund companies on their rosters. Second-tier funds sign revenue-sharing deals; but for the most exclusive entry to a brokerage sales force, a handful of funds pay for preferred status.

A second-tier fund company might be allowed to call on a brokerage's branch offices a few times a year; but a preferred firm typically enjoys nearly unlimited access, an invaluable asset that allows fund company wholesalers to drop off literature, mingle with brokers and schmooze the branch managers, whose support is critical.

Preferred status at Salomon Smith Barney, well-informed sources report, is granted to AIM, Alliance, American Funds, Franklin Templeton, John Hancock Funds, Lord, Abbett & Co., MFS Investment Management, Oppenheimer Funds, Putnam and Van Kampen Funds. It means unlimited access to branch offices for grass-roots wholesaling as well as some active support from managers in pushing the product. Second-tier firms that do not have preferred status pay the basic revenue-sharing tithe, but they do not get any extra boost its dealings with outside fund managers. Where, from branch managers and receive only limited access to the sales troops. "It's just harder to get in the door unless you have preferred status," says Keith Hartstein, Hancock's director of sales and marketing.

A client will often trust his broker to select funds, and, as long as the performance is competitive, the broker is apt to routinely direct business to funds with which he is most familiar. Strong personal rapport between the fund wholesaler and the broker can often be the deciding factor when there are many options from which to choose.

"Brokers recommend funds for different reasons, but you'd be surprised at how important the goodies and perks are -- the shirts, golf balls, trips," as one veteran broker at a major wire house puts it. "With so many of these funds so similar, you wind up doing a lot of business with the guys who take care of you."

Brokers may sell funds that don't appear on their firms' preferred lists. But they are far more likely to sell the names they know -- and those are almost certainly funds that have paid the most to get the brokers' attention. Edward D. Jones, for example, has selling agreements with about 100 fund companies, but the seven that are on its preferred list account for 90 percent of the firm's $5 billion in annual fund sales, according to Cerulli Associates.

One industry statistic testifies to the power of the brokerages' preferred lists. Nearly all of the ten largest broker-sold fund families -- AIM, Alliance, American Funds, Fidelity, Franklin Templeton, Kemper Funds, MFS, Oppenheimer, Putnam and Van Kampen (which together account for 74 percent of broker-sold-fund assets) -- pay for preferred status at the largest wire houses. Only three of these fund families --Alliance, American and Van Kampen -- rank among Lipper's ten best performing fund families over the past five years.

The brokerages approach their preferred lists in different ways. Prudential Investments sports an A-list of 11 elite fund providers, or "strategic connections partners," from among the nearly 100 fund companies with which it does business. These 11 are featured in a major marketing promotion that began this year. To pay for their preferred status, the fund companies are reportedly being asked by Prudential to begin to make revenue-sharing payments based on a percentage of their fund assets under management at the firm, not gross sales. In exchange, the funds' wholesalers will be able to participate in quarterly and annual sales meetings.

PaineWebber keeps 16 firms on its select list. Six fund companies participate in the Morgan Stanley program, reportedly paying a traditional 25-basis-point 12b-1 fee and an annual 15-basispoint asset-based fee. That last charge is considered aggressive by wire house standards because it kicks in immediately and continues in perpetuity.

Revenue-sharing agreements between fund companies and brokerage firms have historically covered traditional fund sales, but there are other channels within each brokerage firm, including mutual fund and separate-account wrap products, variable-annuity wrap products and 401(k) platforms. Each channel usually falls under a different unit or division of the brokerage firm, and access to each comes at a separate price.

Salomon Smith Barney recently consolidated previously, nonproprietary fund sales, the wrap program and annuities had each been headed up by a different executive, the activities are now under one distinct area managed by Jerry Hampton, who formerly ran only the annuity business. "These agreements are evolving from covering a single product toward a more consolidated relationship," says Cerulli's Folwell. "Some brokerage firms will have single points of contact for product lines."

Whether the access to different channels comes a la carte or on a pay-one-price basis, it doesn't come cheap. Salomon's mutual fund wrap program involves some 40 fund companies, which last year were asked to pony up $65,000 apiece to cover costs of annual and quarterly due-diligence meetings, five events in all, in which brokers were educated on the funds and the asset classes in which they invested. Usually these are weeklong seminars at warm-weather locations, during which a group of 100 to 200 of the top-producing brokers are invited to learn and listen to presentations made by fund executives --not to mention, play golf and schmooze.

FACING DECLINING CASH FLOWS INTO MUTUAL funds, companies believe they must pay up for prime shelf space. Things may get worse before they get better. "Distribution is so critical to fund companies as a source of growth that there is a possibility that it's worth even more than what the brokerage firms are charging," says Salomon's Moszkowski. "In that case, the broker could get even more of the spoils."

Just the same, Paul Hondros, CEO of Villanova Capital, the money management arm of Nationwide Financial, thinks that some fund companies may elect to do a little pruning. "When times are good, sharing a few million a year with your best distributors is no big deal," he says. "But when times are rough, as in the past six months, you'll start to see fund companies be more selective as far as who they partner up with, because the revenues won't be there to pay everyone." But, adds Hondros, who once oversaw Fidelity's distribution strategy, "the national wire houses will continue to command these payments because their revenues are down and they are looking for every ounce of profit they can get. They could squeeze the fund companies. Certainly they won't be any cheaper to deal with."

And if costs keep going up, only the biggest -- not necessarily the best-performing -- fund sponsors may be assured of shelf space.

~~~~~~~~

By Rich Blake

WHEN IS REVENUE-SHARING A CONFLICT OF INTEREST?

How much should investors be told about the financial arrangements that their brokers have made with the companies whose mutual funds those brokers recommend?

That question figured prominently in a class-action lawsuit filed in August 1995 by a Manhattan attorney, Robert Strougo, and six other investors. The plaintiffs accused a handful of brokerages --Bear, Stearns & Co.; Donaldson, Lufkin & Jenrette and its Pershing division; Merrill Lynch & Co.; National Financial Services; and
~~~~~~~~

Smith Barney -- of sweeping cash into subpar money market funds that were selected by the brokerage firms because the funds' advisers were providing them with compensation. The money market funds were managed by Alliance Capital Management and Fidelity Investments.

The ostensible legal issue: Were the advisers' payments properly disclosed under securities laws?

In the end, the defendants prevailed. In July 2000 the U.S. Second Circuit Court of Appeals for the Southern District of New York upheld a 1997 District Court ruling that dismissed the case. The lower court concluded that the arrangements between the brokers and the fund companies were properly, if vaguely, disclosed in fund prospectuses and that the plaintiffs did not prove a willful attempt to deceive shareholders.

Had the plaintiffs won, fund company payments to brokerage firms would no doubt have come under assault. But the issue will likely be resurrected. "When the market goes down, the warts start to show," says Stuart Wechsler, the lead attorney for the plaintiffs in the Strougo case.

In that case, says Wechsler, the key legal issue became whether the brokerage firms "were intentionally putting clients in under performing money market funds in exchange for extra compensation from fund companies." To make his argument, Wechsler had to demonstrate that the broker-dealers violated Rule 10b-10 of the Securities Exchange Act of 1934. Rule 10-.b10 requires a brokerage to inform its customers of any remuneration from third parties made in connection with a customer transaction.

The plaintiffs alleged that the funds made two types of payments to the brokerage firms: Rule 12b-1 fees paid from fund assets and non-12b-1 fees paid by the fund advisers from their own resources. Section 12b of the Investment Company Act prohibits mutual funds from using shareholder assets to pay distribution expenses. However, the statute does allow fund companies to use up to 100 basis points of a 12b-1 fee to defray certain distribution costs, such as advertising and promotional materials. The law does not define what fund companies can pay brokers for distribution expenses out of their own pockets: The sky's the limit.

In the class-action case, the arrangement involved disclosed 12b-1 payments to the brokerages on the assets of the shares that they gathered, as well as additional payments that were only vaguely explained. The Alliance prospectuses, for example, disclosed that the firm paid brokerages "significant amounts from the adviser's own resources" for distribution expenses.

When the Second Circuit Court of Appeals upheld the lower-court judgment last year, it asked the Securities and Exchange Commission for its opinion on the interpretation of Rule 10b-10. The SEC filed an amicus brief, stating that "we believe that the disclosure of both the 12b-1 fees and the non-12b-1 fees in the prospectuses meets the requirement of the rule."

But, the SEC brief continued, "We are not saying that this is necessarily all the disclosure about these types of fees that should be required as a matter of policy, only that the disclosure made here satisfies the existing rule." The SEO has directed its staff to recommend whether additional disclosure is needed.

Meanwhile, SEC staffers are reportedly being lobbied aggressively by the Investment Company Institute to basically leave well enough alone. The ICI made clear its stance in a May 8, 2000, letter to the SEC from ICI general counsel Craig Tyle, that read in part: Rule 10b-10 "should provide that the payments by the investment adviser or principal underwriter of an investment company to a broker-dealer who sells the investment company's shares need not be disclosed in specific detail on a confirmation."

A class-action litigator naturally offers a different perspective. Says Wechsler: "The fund companies do not word these prospectuses so intentionally vague as a way to save ink; it's buried in there to begin with, and it doesn't tell you who is paying whom and how much. To me, that's not disclosure, and an undisclosed payment in my book is called a kickback."

Back

Title:
Misdirected brokerage. (cover story)
Source:
Institutional Investor; Jun2003, Vol. 37 Issue 6, p47, 6p
Abstract:
Discusses how shareholders are affected by trading commissions that are used by mutual fund companies to get brokers to push their funds. Effort of the U.S. Securities and Exchange Commission (SEC) and Congress to examine serious conflicts of interest in the buying and selling of mutual funds; Assessment of fund industry by the SEC; Definition of revenue-sharing.
Full Text Word Count:
5210
ISSN:
0020-3580
Database:
Business Source Premier

Misdirected brokerage

Many mutual fund companies use trading commissions to get brokers push their funds. Here's how this business-as-usual practice hurts shareholders -- and why an ongoing SEC investigation into so-called directed brokerage could radically change the way funds are bought and sold.

First, the Enron Corp. blowup presaged a cascade of corporate scandals and recriminations. Next, accountants came under siege for purported incompetence and even fraud. Then Wall Street was attacked for tainted research and shady investment banking.

Now it's the turn of mutual fund companies to squirm in the hot seat.

The Securities and Exchange Commission and Congress are both hard at work examining potentially serious conflicts of interest in the buying and selling of America's mutual funds. In particular, investigators are homing in on a common industry arrangement known as revenue-sharing, in which fund companies make substantial and undisclosed payments -- above and beyond traditional loads -- to brokerage firms to encourage them to sell their funds. This increasingly controversial practice, first ex posed in a May 2001 cover story in this magazine (see box, page 50), resembles the way in which consumer-products companies pay for supermarket shelf placement, but critics charge that it is little more than a pay-for-play scheme. "This is basically a form of payola," says Edward Siedle, a former SEC attorney who owns Benchmark Financial Services, a Lighthouse Point, Florida, brokerage.

It gets worse. The SEC will soon release its exhaustive assessment of the fund industry. One finding is likely to startle consumers and shake up fund companies. The commission is scrutinizing another widespread industry practice, related to revenue-sharing, in which mutual fund companies are using trading commissions to pay brokerages to distribute their funds. This practice, known as directed brokerage, is close to standard operating procedure in the industry. Nearly every fund company does it, but it may be costing fund customers billions of their own investment dollars, and it is also, except in certain circumstances, against the law, the SEC will say. That's because the money spent on those commissions doesn't belong to the fund company. Legally, it is an asset of the mutual fund shareholders.

"Mutual fund companies using commissions to pay for distribution expenses is one of the worst conflicts of interest in the financial services industry," says John Montgomery, founder and president of Houston's Bridgeway Funds, a $600 million no-load fund family (which does not pay commissions to brokerages). Former SEC attorney Siedle calls "the real use" of commission dollars one of the "best kept secrets on Wall Street."

Regulators use stronger language. Says Douglas Scheidt, associate director of the SEC's Division of Investment Management, who is spearheading the review: "We are seeing some blatant examples of fund companies directing orders to brokers purely as a form of compensation for distribution. That's clearly a violation of securities law."

In the forthcoming report -- expected to be released in the next month or so -- the SEC is likely to recommend sweeping changes in these long-standing if largely covert fund industry practices. "The individual investor has the right to know everything that's inducing a broker to recommend a particular fund," says SEC chairman William Donaldson. "What are the hidden inducements? At the very least, this should be disclosed, particularly if they are a diversion of resources that belong to fund shareholders."

The SEC's findings could have as much of an impact on brokerage houses as on the $6 trillion fund industry. John Webster, managing director of consulting firm Greenwich Associates in Connecticut, points out that "any change to the laws governing how large mutual fund companies are able use their trading commission dollars to pay for distribution has enormous implications for the future of Wall Street." For a start, billions in brokerage sales commissions are at stake: Almost half of all mutual fund shares are sold today through brokerage houses, versus less than a third in 1998.

Nor is the SEC the only government body scrutinizing mutual funds. The House Financial Services Committee, chaired by Republican Representative Michael Oxley of Ohio, has been investigating mutual fund fees, focusing on how fund companies employ their big trading commissions to get brokerages to distribute their funds. The committee recently presented both the SEC and the General Ac counting Office with a list of informational requests on the subject. "We're just trying to make sure that fund investors are getting a fair shake," says Peggy Peterson, senior legislative aide to Oxley. "The feeling here is that they are not."

Directed brokerage can have an insidious impact. Start with the fact that commissions belong to the mutual fund's investors. And nickel by nickel, they add up. Fund companies that could avail themselves of cheaper alternatives to do trades for as little as a penny a share pay what amounts to a trading premium to a wire house brokerage in order to obtain shelf space for their funds. "This could be one reason why the average listed commission on an equity trade is still a nickel a share," notes the SEC's Scheidt.

Shelling out all those commissions weighs on a fund's returns, taking money out of the pockets of investors. Critics worry that some fund companies may be tempted to do unnecessary trading to create more commissions, just to fatten the incentive for a brokerage to peddle their wares. In effect, mutual fund investors are unbeknownst to them -- subsidizing their mutual fund company's marketing efforts.

What's more, revenue-sharing schemes may adversely affect the quality of the financial advice consumers receive. Individual investors ought to be able to look to their financial advisers for more or less objective advice. But brokerages may push particular funds not because they're the best investments for their clients but because fund companies have paid them commission dollars to see those products moved. When the revenue-sharing tariff is paid in directed brokerage commissions, as it often is, consumers are hit with a double whammy: Fund shareholders are effectively helping to foot the bill to pay the brokerages to sell them potentially inappropriate funds.

Mutual fund companies are allowed to use commissions to pay brokerages -- but only up to a point. The Securities and Exchange Act of 1934 and the Investment Company Act of 1940, along with subsequent amendments, define what funds and money managers can and can not do with trading commissions. They can, most notably, be used to compensate a brokerage for investment research. The SEC will assert in its forthcoming report that fund companies may also use commissions to pay for brokerage "distribution," but only under certain circumstances and only if properly disclosed. The SEC will argue that the commission payment arrangement must be incorporated into a marketing program known as a 12b-1 plan. Such plans must be approved individually by the SEC, ratified by shareholders and disclosed in the fund prospectus.

The 12b-1 dates to 1980, when the SEC adopted the plan as a temporary measure to help then-struggling mutual funds grow their assets. The agency told fund companies that they could tap up to 1 percent of a fund's assets annually to promote distribution; this marketing charge, the 12b-1 fee, typically runs 25 to 75 basis points at most funds, which use the bulk of the money to compensate brokerages (see box, page 52). Sources say, however, that in its investigation so far, the SEC has not found a single fund family that uses a 12b-1 plan to account for commissions paid out for brokerage distribution. And although many funds disclose the use of directed brokerage in their prospectuses, the SEC believes that the language is inadequate because it does not meet the standards of a 12b-1 disclosure.

Certainly, fund companies aren't eager for to know about commission payments that can depress fund returns even as they increase sales and thus help boost the company's management fees.

But there's another critical reason that fund companies have resisted including commission payments in a 12b- 1 marketing plan. Doing so would cause many of them to exceed a NASD limit on how much any fund investor can be asked to pay in brokerage compensation. This cap, spelled out in Section 2830 of the NASD conduct code, ranges from 6.25 percent to 8.5 percent of new gross fund sales. Counting loads and 12 b-1 fees, many fund companies are bumping up against the NASD limit now. firms the SEC's Scheidt, "If fund companies had to ac count for what was additionally being paid out to brokers in commissions, it would put some of them way over the NASD cap."

In its report the SEC will likely recommend that fund companies include commission payments as part of a 12b-1 plan, even if that means many funds would hit the NASD ceiling on brokerage compensation. "We know funds are doing this, and what we are saying is, admit it and account for it properly," says Scheidt.

At that point fund companies would face a tough choice. They could scale back commission payments and risk losing sales, or they could use their own revenues to pay brokerages, driving up their costs and eroding their profit margins.

"Shelf-space payments are already eating into revenues," points out Morgan Stanley analyst Henry

McVey, who covers asset managers. "Using a greater portion of fund company revenues to pay for distribution would put even more pressure on margins."

How many fund companies direct commissions to brokerages in exchange for distribution? How much money is involved?

Those questions will be difficult for even the SEC investigators to answer. But begin with a known statistic: The fund industry generated some $6 billion in trading commissions last year. A former fund marketing executive estimates that about 25 percent of that -- $1.5 billion is earmarked to pay for distribution. (Broker and former SEC attorney Siedle the proportion closer to 75 percent.)

In a roaring bull market, de facto distribution charges of $1.5 billion or more might not sting much. But today' fundholders, nursing an average annual decline of 14 percent in equity funds over the past three years, may well be unhappy to learn that their dwindling assets are being used to generate commissions to build their fund company's business. In any case, they ought to know it's going on.

They aren't the only ones who have cause for resentment. The fund industry's commission-for-distribution tactics compromise "best execution" in trading and prop up brokerage commission rates, making it more expensive for all investors -- institutional or retail -- to buy or sell a security. Fund companies feel they must set aside some proportion of all trades for their most important distributors, so they carve large orders into smaller pieces, reducing economies of scale. Moreover, they feed orders to wire houses that charge 5 cents a share because they're the most crucial to fund distribution, when they have myriad less expensive trading alternatives. The upshot: Fund managers -- and by extension fundholders -- prop up trading costs.

Fund companies can be expected to make a spirited defense of directed brokerage commissions when the SEC presents its case against them. "Everyone is waiting to see where the SEC comes out on this before we can start to debate the topic," says Barry Barbash, outside counsel for the Investment Company Institute, the leading fund trade group, and a former director of the SEC's Division of Investment Management.

The industry's defense will likely center on a 1975 amendment to the 1934 Exchange Act, the so-called safe harbor provision, which allows a fund to direct trades to any brokerage it chooses as long as it's consistent with best execution -- meaning the fund makes an effort to get the best price for a trade. Scheidt says that when he and others at the SEC interviewed fund executives about the commission payments, they heard the same refrain: "Everyone is doing it." To which Scheidt offered a tart reply: "Well, we're going after everyone."

The SEC's study emerges as part of a larger examination of the way fund companies distribute products. Just a decade ago about 40 percent of funds were sold directly to consumers through newspaper and radio ads and toll-free numbers. Today only 18 percent of funds are sold directly. Intermediaries, including financial supermarkets like Schwab One Source and Fidelity Funds Marketplace, deliver most of the industry's sales, And among the middlemen, traditional wire house brokerages like Merrill Lynch & Co. and Smith Barney are far and away the most powerful. Last year brokerages accounted for 45 percent of fund sales, up from 32 percent in 1998, estimates Financial Research Corp., a Boston consulting firm.

In a stubborn bear market like this one, distribution becomes more vital than ever to fund companies. "Besides performance, distribution is the key driver in the mutual fund business," says Ted Truscott, CIO of American Express Funds. It's the industry's No. 2 expense, behind only compensation.

Fund managers rely on various means to underwrite distribution, say sources within the industry and the SEC. They levy sales loads on investors that can legally run as high as 8 percent of assets but average 4.75 percent. The fees are shared by the broker who sells the fund shares and the brokerage that employs him. Additionally, there is the separate fee of up to 100 basis points to pay for marketing and distribution allowed by the 12b-1 rule.

Then there is revenue-sharing. Technically, these payments are for services connected to distribution, such as sales conferences, technology and training seminars. Effectively, they're the cost of persuading brokerages to close the sale. Financial Research Corp. estimates that revenue-sharing payments totaled $2 billion in 2000. Some industry analysts, however, believe that the figure is actually much higher.

Revenue-sharing payments come in two guises. Some are in cash, with the money coming out of the management fee and other fund company revenues. But commissions are also used to pay the bill, with the fund company steering trading to the brokerage that distributes its funds. "It has become standard practice for shelf-space payments to consist of both hard dollars and directed brokerage," explains Cerulli Associates analyst Matthew McGinness.

Revenue-sharing pacts are almost invariably oral agreements, usually between a top fund sales executive and a senior executive at a brokerage firm. Typically, sources say, a fund company begins by making an initial payment of $250,000 just to get in the brokerage's door. Additionally, the fund manager agrees to pay a certain number of basis points of gross fund sales and deliver a certain amount of trading commissions to the brokerage over the course of a year. These payments give the fund wholesalers a precious commodity: privileged access to the brokerage's sales force.

"It's no coincidence," says a former fund company executive. "We gave certain brokers the most trading business because they sold our funds. There's sort of a don't ask, don't tell policy."

Fund companies may make additional payments on top of these basic fees to claim a spot on a brokerage's list of "preferred" funds. A fund company might, for instance, give a brokerage a $3 million cash payment up front, plus 25 basis points of fund sales. Brokerages may make special requests of their own, such as requesting an extra $100,000 to sponsor a sales conference at a tony resort.

When the preferred-list payments are made in cash out of the fund company's revenues, they are legal. But they are increasingly suspect in regulators' eyes. A brokerage need not disclose its list of preferred fund families, so an investor has no way of knowing whether his broker, whose judgment he trusts to be objective, is recommending a particular fund partly because a fund company paid the brokerage a fat distribution fee.

"All of a sudden it's not the list of recommended funds, its the list of recommended funds who will pay," says Thomas Atteberry, a portfolio manager at First Pacific Advisors, a $4 billion, Los Angeles-based fund family that uses brokerages to distribute its funds but makes no revenue-sharing payments. "We don't pay for shelf space as a matter of policy," he says.

The issue is sparking debate throughout the fund business. "Some sunshine on this issue would be disruptive but a healthy thing for the industry," says Harold Bradley, senior vice president in charge of trading at American Century Investments in Kansas City, Missouri.

The SEC is zeroing in on the directed brokerage side of revenue-sharing for a simple but compelling reason: Trading commissions are fund assets that belong to fund shareholders. Nevertheless, securities laws do allow commissions to be used for a variety of purposes.

First, a money manager may employ commissions to compensate a brokerage firm for research. Fund companies may also direct trading commissions to a particular brokerage firm -- even if that firm happens to distribute most of the fund company's products -- if the fund company believes that the brokerage will do the best job of executing trades. And since commission payments are bundled together, neither the brokerage nor the fund company need specify which commissions pay for research and which pay for execution.

The regulations that most directly address the subject of directed trading commissions turn out to be a 1975 amendment to the 1934 Exchange Act and NASD's Conduct Rule 2830(k). Like all NASD rules, this provision was first approved by the SEC before it went into effect. Section 28(e) of the '75 amendment, buttressed by SEC no-action letters over the years, gives fund managers safe harbor, or immunity, from claims that they breached their fiduciary duty to investors if they use a brokerage that doesn't offer the lowest commission rates.

The NASD rule allows its members to sell funds managed by companies that take into account a brokerage's prior record of fund sales when choosing one house over another. The NASD rule says that directed brokerage transactions are "permitted if they are (1) consistent with best execution and (2) appropriate disclosures are made regarding the practice." That is, the fund must reveal the distribution consideration to investors.

In a separate portion of 2830(k), NASD imposes the 8.5 percent cap on what brokerages can accept from fund investors in total compensation.

That cap complicates things for fund companies. They've been operating on the assumption that the Exchange Act's safe-harbor clause authorizes them to engage in directed brokerage to pay for a whole bundle of services -- including distribution. But the SEC study will argue that because directed brokerage actually involves a fund asset -- commission payments -- the fund companies must meet the standards of a different law: the 1980 amendment that established 12b-1 plans. "Most fund companies never make it clear exactly what portion goes for research and what's going for shelf space, but it is all tied in together," says Wayne Wagner, chairman of trading cost consulting firm Plexus Group in Los Angeles.

The agency will likely recommend that any commissions directed to brokerages in exchange for fund distribution come under 12b-1 programs ratified by shareholders and approved by the SEC. "The safe harbor applies to using commissions to pay for research not using directed brokerage to pay for distribution," maintains Scheidt.

As part of 12b-1 programs, fund companies would have to identify -- and quantify -- the proportion of their directed commissions that was intended to gain distribution for their funds. And the program would have to be approved by the fund's board and shareholders and ratified by the SEC.

Most fund companies already admit in prospectuses and registration statements that they direct commissions to brokerages that distribute their funds. But those statements are intended to meet NASD requirements and have nothing to do with 12b-1 programs or compensation caps.

Disclosure, however, won't be so simple. Fund companies don't always quantify for themselves how they divvy up the bundled commission dollars meant for research, execution and distribution. Gregory Sheehan, an attorney with Ropes & Gray in Boston and an expert in mutual fund laws, says that fund companies are using some portion of their commissions to defray distribution costs. But, he asks, "how could one discern what part of the nickel goes for research and what goes for distribution? It would be impossible."

SEC investigators learned about directed brokerage as part of the agency's 1997 investigation into best execution practices, though the agency took no action in the wake of the study. Staffers had come upon several examples of a pas de deux between brokerages and money managers known as a step out. This dance enables the hundreds of small brokerages that sell lots of mutual funds but don't have their own trading desks to receive substantial commission revenue from a fund company.

Here's how it works.

A fund manager executes a large trade through a wire house but in doing so instructs the wire house to "step out" of a portion of the commission, allowing a small brokerage with no trading capacity to "step in" to claim a piece of the commission pie. The small brokerage in this scenario is known as an introducing broker. SEC staffers concluded that because the introducing broker does nothing to execute the trade but still receives commission dollars, the fund company could only be paying the introducing broker for distributing its funds.

"It was clear that the money managers were directing trades to these brokerages simply because they were distributing their funds," Scheidt says.

Some sense of how directed brokerage works can be gleaned by looking at the record of Jersey City, New Jersey--based Lord, Abbett & Co. Lord Abbett is an equity fund family with $50 billion in assets. Like many fund companies, it discusses directed brokerage in its fund prospectuses, meeting the NASD's disclosure standards. However, the SEC, under its new policy, may find that this disclosure is insufficient to meet the standards of 12b-1.

"In selecting dealers to execute portfolio transactions for the fund's portfolio, if two or more dealers are considered capable of obtaining best execution, we may prefer the dealer who has sold our shares or shares of other Lord Abbett--sponsored funds," states the 2002 prospectus for the Lord Abbett Large-Cap Growth Fund.

Institutional Investor could not determine what portion of Lord Abbett's directed brokerage went specifically for shelf space, but it is evident that the fund family directed substantial commission payments to top fund distributors. Between 1999 and 2001 Lord Abbett paid out an average of $22 million per year in commissions to its ten largest brokerages, according to SEC filings compiled by Computershare Analytics, a Rockville, Maryland--based securities data provider. The two firms that received the greatest share of Lord Abbett's orders were Smith Barney and Merrill Lynch, which ranked among Lord Abbett's top three distributors, according to Lord Abbett sources. Together Merrill and Smith Barney reeled in 25 percent of the money manager's total commissions. (Lord Abbett and Merrill declined to comment. Smith Barney did not respond to repeated requests for comment.)

By comparison, Fidelity Investments, which does not rely as heavily on wire houses to sell its funds, directed just 11 percent of its total trades to Smith Barney and Merrill Lynch during same period, Computershare Analytics reports. (A spokesman says that the only thing that determines where its funds trade is best execution.)

A former Lord Abbett executive is convinced that directed commissions caused trading costs to be than the fund family would otherwise pay.. "When you earmark order flow, you lose the advantages of scale, and it costs you more to trade," he says.

The relationship between Putnam Investments and St. Louis--based regional broker A.G. Edwards is also revealing. A.G. Edwards ranks as Putnam's ninth-largest trading partner; no other second-tier brokerage its size is among Putnam's top ten trading partners. In 2001 Putnam funds paid A.G. Edwards $15 million in commissions -- half of all commissions that mutual funds reported paying to the brokerage. That same year A.G. Edwards ranked as the No. 2 distributor of Putnam funds.

An A.G. Edwards spokeswoman would not comment on the firm's relationship with Putnam but stressed that the broker age does not keep a list of preferred funds and "has always encouraged financial consultants to sell the funds that best suit their clients' financial objectives." And a Putnam spokeswoman says: "Putnam trades with all of our counterparties on the basis of obtaining best execution on every trade for our clients. Best execution is unrelated to whatever relationship Putnam may have with a distributor."

New regulations on directed brokerage could shift the balance of power between fund companies and brokerages. Brokerages now have the upper hand simply because they control the critical shelf space. That edge has enabled them to continue to charge their institutional investors a nickel a share.

But if fund companies must account for directed brokerage as part of a 12b-1 plan, they will be forced for the very first time to identify precisely what portion of their total bundled commission payments is earmarked for fund distribution. As a result, they may well decide to direct less commission business to brokerages that distribute their funds to avoid the NASD cap. In this case, they could turn to a wider group of brokerages, including electronic trading networks, that charge far less than 5 cents a share. The collective impact of such a shift may well pressure the nickel-a-share brokerages to reduce their rates.

"If the SEC does propose these changes, it could open the door to unbundling," says Plexus Group's Wagner.

The SEC proposals will spark a strong response from the fund industry, of course. When the agency's specific recommendations become public, the industry will parry with a determined defense of what is, after all, a common business practice. But the "everyone does it" line might not be the smartest ploy. Wall Street firms tried that tack when their research departments came under siege, and all it got them was a bill for $1.4 billion.

Revenue-sharing

WHAT IT IS: An undisclosed industry practice in which fund companies pay brokerage firms to push their products.

HOW IT WORKS: Fund companies use cash and trading commissions to buy the equivalent of eye-level supermarket shelf space.

WHY IT'S CONTROVERSIAL: Investors may not know that their brokers might recommend a fund partly because the fund company paid the brokers' firms to do so.

WHAT THE SEC SAYS: Current disclosure is insufficient. The commission's investigation into the practice continues.

WHAT THE FUND INDUSTRY SAYS: Revenue-sharing payments are legitimate compensation for shared distribution expenses.

Directed brokerage

WHAT IT IS: Fund companies use trading commissions to pay brokerages to distribute their funds.

HOW IT WORKS: A fund company agrees to direct a specified amount of trades to a brokerage to pay for greater access to its sales force.

WHY IT'S CONTROVERSIAL: Using commissions to pay for distribution may drive up trading costs and depress shareholder returns. Legally, the money spent on commissions belongs to fund shareholders not the fund company. The Securities and Exchange Commission will argue that the commissions may be used for distribution only if properly disclosed under Rule 12b-1.

WHAT THE SEC SAYS: Fund companies should admit to the practice and properly disclose it.

WHAT THE FUND INDUSTRY SAYS: The long-standing industry practice is legal under the terms of Section 28(e), 1975 amendment to the 1934 Securities Exchange Act. Current disclosure rules governing directed brokerage are adequate.

Sharing secrets

The Securities and Exchange Commission has embarked on a sweeping investigation into a standard fund industry practice known as revenue-sharing, under which companies make undisclosed payments to brokerages -- above and beyond traditional loads -- to induce them to sell their products. Just as consumer-products manufacturers shell out hundreds of millions of dollars a year for prime supermarket shelf space, so, too, do mutual fund companies pay brokerages for the financial services equivalent: greater access to their sales forces.

Well, as they say, you read it here first. In a May 2001 cover story, Institutional Investor published the first exposé of revenue-sharing. The SEC began to study the practice not long after a fall 2001 meeting of an American Bar Association subcommittee during which our article was brought to the attention of Douglas Scheidt, associate director of the agency's Division of Investment Management.

How much money is at stake? Industry experts estimate that revenue-sharing payments total at least $2 billion a year and perhaps run much higher. The payments come in two forms: Some are in cash, with the money coming out of fund company revenues, and some are in the form of trading commissions.

In recent weeks Paul Roye, director of the SEC's Division of Investment Management, has publicly stated that the agency is probing revenue-sharing. Speaking at the annual meeting of the Investment Company Institute, the leading mutual fund industry association, Roye suggested that these payments may need to be disclosed by brokers at the point of sale. Under current rules and regulations, the brokers needn't say a word.

--R.B.

The ABCs of 12b-1s

Exchanging brokerage commissions for fund distribution is not the only industry practice coming under the scrutiny of the Securities and Exchange Commission and Congress. Government investigators are also taking a hard look at so-called 12b-1 fees, a once-obscure but increasingly controversial levy on fund shareholders.

Part of a 1980 amendment to the Investment Company Act of 1940, the Section 12b-1 statute allows fund companies to use shareholder assets for marketing expenses, including brokerage compensation, under certain specific circumstances. Funds must define the 12b-1 program in a written plan, which must be approved by both the SEC and shareholders and disclosed in prospectuses and registration statements.

These fees didn't become commonplace until the mid-1990s. That's when the industry started to aggressively sell class-B and C shares, which carry a relatively high 12b-1 fee along with back-end sales loads. Last year about 90 percent of all broker-sold shares were class-B or C.

Until the mid-1990s most broker-sold fund shares were categorized as class-A. These carry a front-end sales load, up to 4.75 percent, along with a small 12b-1 fee, usually about 25 basis points.

The industry concocted class-B and C shares to compensate brokerages without imposing an up-front sales load that might discourage potential customers. Class-B shares, for example, carry a 12b-1 fee of 50 to 75 basis points, as well as a back-end load known as a contingent deferred sales charge. Investors pay this load only if they cash out of the fund within a specified period of time, usually five years.

But when brokerages sell class-B shares, they still collect their commissions up front. Where does the money come from? The fund company pays the brokerage's commission out of its own revenues, but that's not the end of the story. Over the course of the next five years, the fund company uses 12b-1 fees, which come out of shareholder assets, to reimburse itself for a significant portion of that commission payment.

Essentially, then, all fund shareholders end up paying brokerages to sell more funds. It's all perfectly legal -- though maybe not for long. During a hearing of the House Financial Services Committee, representatives questioned whether shareholders' interests have been compromised by 12b-1 fees, and they debated whether reform of the rule might be necessary.

"I am troubled that there may be insufficient transparency of fund fees," wrote Representative Richard Baker in a March 26 letter to SEC chairman William Donaldson. Baker specifically went on to inquire whether rule 12b-1 "should be updated in light of the evolution of fund shares."

--R.B.

Back

THE WALL STREET JOURNAL.

SEC Defended Fund-Broker Compacts in Past

By Tom Lauricella and Deborah Solomon
1,136 words
22 January 2004
The Wall Street Journal
C1
English

WHEN IT COMES to telling investors about selling arrangements between mutual-fund companies and brokerage firms, the Securities and Exchange Commission for years has taken the position that a little disclosure goes a long way.

Until last week. SEC officials then announced they had found evidence that many brokerage firms had been pushing sales of certain mutual funds that had made extra payments to the brokerage firms. These special arrangements had been disclosed to investors in only vague terms, or, in some cases, not disclosed at all, so the agency has launched a series of investigations to find out if fund customers have been misled. The commission also proposed new rules that would require giving investors substantially more detail on such deals in the future.

But for years before sounding the alarm bell about inadequate disclosure of broker sales incentives, the SEC has allowed fund companies and brokerage firms to disclose only general information about the deals. In fact, four years ago, the SEC stepped into a lawsuit at a federal judge's request and defended the type of vague disclosure of sales agreements that the agency is now attacking.

Before last week, "just about everyone except the SEC recognized this was a problem," says Mercer Bullard, a University of Mississippi law professor and a former SEC attorney.

The sales practices under the microscope are so-called revenue-sharing arrangements, under which a mutual-fund company agrees to make payments to brokerage firms selling its fund shares, ostensibly to help defray what it costs the brokerage firm to market the fund shares, and to provide continuing services to fund shareholders. As part of the deals, mutual funds often receive more "shelf space" among the many thousands of funds that a brokerage firm can offer for sale though its brokers -- greater exposure that often leads to greater sales of fund shares.

Revenue-sharing deals have long been permissible under SEC rules, if certain disclosures are made about the potential conflicts of interest involved with the extra payments made to the selling brokers by mutual funds. But in the past, the SEC has allowed firms to make only very general statements about the possibility they might have revenue-sharing agreements, without disclosing the amount of money involved and how the arrangements were structured.

"Revenue sharing has been a practice that has been well known in the industry and has been going on in its present form and its present intensity for many, many years," says Richard Phillips, an attorney specializing in mutual funds at Kirkpatrick &Lockhart in San Francisco.

Then, on Jan. 13 at a Washington news conference, the SEC unveiled the results of a recent examination of mutual-fund sales practices by brokerage firms. The SEC said that the results "indicate that revenue sharing is a common practice," and that 13 out of the 15 brokerage firms studied by the agency had favored the sale of funds that gave them payments over those funds that didn't make revenue-sharing payments.

Officials cited vague prospectus language from several fund companies that had made revenue-sharing payments, including one that said the fund distributor "may from time to time and from its own funds or such other resources as may be permitted . . . make payments for distribution services."

Yet the wording cited last week by the SEC is similar to disclosure language that the agency, in a February 2000 court filing, had said fulfilled the obligations of both brokerage firms and mutual funds to make revenue-sharing disclosures to their clients. At the time, the SEC had been asked to file an amicus brief in a federal appeals-court case in which investors contended that several brokerage firms had violated securities laws by failing to disclose that they received money from fund companies in exchange for putting investors into those firms' money-market funds.

The revenue-sharing disclosure in one of the prospectuses cited in the case said that certain fees "together with significant amounts from the advisers' own resources are paid . . . to broker-dealers and other financial intermediaries for their own distribution assistance." Aside from the prospectus provided to investors, the brokerage firms and fund companies didn't provide additional information about the arrangements and their influence on the choice of money-market funds.

The SEC came down on the side of the defendants in the case, saying that such general disclosure was all that was needed to satisfy the SEC's regulations. The agency told the court that fund customers didn't need to be told the precise amount paid to a broker-dealer as long as a fund prospectus or other publicly available document explained that some payment might have been made.

While the SEC brief said the purpose of disclosure was to "inform customers of the nature and extent of a broker-dealer's conflict of interest," the agency stated that "disclosure with precision is not necessary." The SEC also said that in the case at hand, the prospectus's disclosure that "significant amounts" were paid "does more than disclose the mere existence of a conflict and gives some idea of the dimensions of the conflict."

The SEC brief also acknowledged that there were gaps in the disclosures it required in such cases. "A broker-dealer customer that has invested in a fund typically cannot tell from the prospectus whether his broker-dealer received any such payments," the brief noted.

SEC officials say that at the time the agency was concerned about whether the disclosure requirements in place, which had been in effect since the late 1970s, were adequate and had planned to reconsider its rules. However, the SEC didn't view a legal brief as a place to alter the rules.

"It has been on our to-do list to address the issue, because the commission wanted us to go back and have the disclosure done in a way that we felt was more meaningful to investors," Annette Nazareth, the SEC's director of market regulation, said yesterday. The SEC began looking into changing the rules in 2000, but was sidetracked by a host of issues, including corporate scandals and a spate of rules required by the Sarbanes-Oxley Act.

Last week, the SEC proposed new rules that would require brokerage firms to explicitly tell investors about any compensation, including revenue-sharing agreements, that they receive from fund companies. If adopted, investors would have to be told if their broker got paid more to sell a certain fund or if any other compensation agreements exist. In proposing the rules, SEC Chairman William Donaldson said the commission's regulations have "not kept pace" with the ways brokers are paid for distributing mutual funds.

Document J000000020040122e01m0000r

United States General Accounting Office

GAO

Report to Congressional Requesters

June 2003

MUTUAL FUNDS

Greater Transparency Needed in Disclosures to Investors

GAO Accountability * Integrity * Reliability

GAO-03-763

GAO
Accountability · Integrity · Reliability

Highlights

Highlights of GAO-03-763, a report to the Chairman, House Committee on Financial Services and Chairman, Subcommittee on Capital Markets, Insurance and Government Sponsored Enterprises, House Committee on Financial Services

MUTUAL FUNDS

Greater Transparency Needed in Disclosures to Investors

Why GAO Did This Study

The fees and other costs that investors pay as part of owning mutual fund shares can significantly affect their investment returns. As a result, questions have been raised as to whether the disclosures of mutual fund fees and other practices are sufficiently transparent. GAO reviewed (1) how mutual funds disclose their fees and related trading costs and options for improving these disclosures, (2) changes in how mutual funds pay for the sale of fund shares and how the changes in these practices are affecting investors, and (3) the benefits of and the concerns over mutual funds' use of soft dollars.

What GAO Recommends

GAO recommends that SEC consider the benefits of requiring additional disclosure relating to mutual fund fees and evaluate ways to provide more information that investors could use to evaluate the conflicts of interest arising from payments funds make to broker-dealers and fund advisers' use of soft dollars. SEC agreed with the contents of this report and indicated that it will consider the recommendations in this report carefully in determining how best to inform investors about the importance of fees. It also indicated that it will be considering ways to expand disclosure and improve other regulatory aspects of fund distribution and soft dollar practices.

www.gao.gov/cgi-bin/getrpt?GAO-03-763.

To view the full report, including the scope and methodology, click on the link above. For more information, contact Richard Hillman at (202) 512-8678 or hillmanr@gao.gov.

What GAO Found

Although mutual funds disclose considerable information about their costs to investors, the amount of fees and expenses that each investor specifically pays on their mutual fund shares are currently disclosed as percentages of fund assets, whereas most other financial services disclose the actual costs to the purchaser in dollar terms. SEC staff has proposed requiring funds to disclose additional information that could be used to compare fees across funds. However, other disclosures could also increase the transparency of these fees, such as by providing existing investors with the specific dollar amounts of the expenses paid or by placing fee-related disclosures in the quarterly account statements that investors receive. Although some of these additional disclosures could be costly and data on their benefits to investors was not generally available, less costly alternatives exist that could increase the transparency and investor awareness of mutual funds fees that make consideration of additional fee disclosures worthwhile.

Changes in how mutual funds pay intermediaries to sell fund shares have benefited investors but have also raised concerns. Since 1980, mutual funds, under SEC Rule 12b-1 have been allowed to use fund assets to pay for certain marketing expenses. Since then, funds have developed ways to apply Rule 12b-1 fees to provide investors greater flexibility in choosing how to pay for the services of individual financial professionals that advise them on fund purchases. Another increasingly common marketing practice called revenue sharing involves fund investment advisers making additional payments to the broker-dealers that distribute their funds' shares. However, receiving these payments can limit fund choices offered to investors and conflict with the broker-dealer's obligation to recommend the most suitable funds. Regulators acknowledged that the current disclosure regulations might not always result in complete information about these payments being disclosed to investors.

Under soft dollar arrangements, mutual fund investment advisers use part of the brokerage commissions they pay to broker-dealers for executing trades to obtain research and other services. Although industry participants said that soft dollars allow fund advisers access to a wider range of research than may otherwise be available and provide other benefits, these arrangements also can create incentives for investment advisers to trade excessively to obtain more soft dollar services, thereby increasing fund shareholders' costs. SEC staff has recommended various changes that would increase transparency by expanding advisers' disclosure of their use of soft dollars. By acting on the staff's recommendations SEC would provide fund investors and directors with needed information about how their funds' advisers are using soft dollars.

Contents

Abbreviations

ECN	electronic communications network
FSA	Financial Services Authority
ICI	Investment Company Institute
NAV	net asset value
NYSE	New York Stock Exchange
SAI	Statement of Additional Information
SEC	Securities and Exchange Commission
SRO	self-regulatory organization

GAO
Accountability * Integrity * Reliability

United States General Accounting Office
Washington, D.C. 20548

June 9, 2003

The Honorable Michael G. Oxley
Chairman, Committee on Financial Services
House of Representatives

The Honorable Richard H. Baker
Chairman, Subcommittee on Capital Markets,
Insurance, and Government Sponsored Enterprises
Committee on Financial Services
House of Representatives

Millions of U.S. households have invested in mutual funds with assets exceeding $6 trillion by year-end 2002. The fees and other costs that these investors pay as part of owning mutual fund shares can significantly affect their investment returns. As a result, questions have been raised as to whether the disclosures of mutual fund fees and others costs, including the trading costs that mutual funds incur when they buy or sell securities, are sufficiently transparent. Some have also questioned the effectiveness of mutual fund boards of directors in protecting shareholder interests and overseeing the fees funds pay to investment advisers. Many mutual funds market their shares to investors through broker-dealers or other financial professionals, such as financial planners. However, concerns have been raised over how the payments that fund advisers make to the entities that sell fund shares affect investors. When mutual fund investment advisers use broker-dealers to buy or sell securities for the fund, they generally pay these broker-dealers a commission for executing the trade. Under arrangements known as soft dollars, part of these brokerage commissions may pay for research and brokerage services that the executing broker-dealer or third parties provide to the fund's investment adviser. Because the amount of brokerage commissions a fund adviser pays directly reduces the ultimate return earned by investors in its funds, questions exist over the extent to which investors benefit from or are harmed by these soft dollar arrangements.

To address these concerns, this report responds to your January 14, 2003, request that we review issues relating to the transparency and appropriateness of certain fees and practices among mutual funds. Specifically, our objectives were to review (1) how mutual funds and their advisers disclose their fees and related trading costs and options for improving these disclosures, (2) mutual fund directors' role in overseeing fees and various proposals for improving their effectiveness, (3) changes in how mutual funds and their advisers pay for the sale of fund shares and how the changes in these practices are affecting investors, and (4) the benefits of and the concerns over mutual funds' use of soft dollars and options for addressing these concerns.

To determine how mutual funds currently disclose their fees and other costs, we reviewed regulatory requirements and disclosures made by a selection of mutual funds. We discussed various proposals to increase disclosure with staff from regulators that oversee mutual funds, including the Securities and Exchange Commission (SEC) and NASD, and staff from mutual fund companies, industry groups and researchers. We also interviewed officials of 10 mutual fund companies that sell their funds through broker-dealers and a judgmental sample of 15 certified financial planners. To identify the activities that mutual fund directors perform, we reviewed federal laws and regulations, interviewed staff from an association representing independent directors and used a structured questionnaire to interview a judgmental sample of six independent director members of this association. To determine how mutual funds and their advisers pay for distribution, we interviewed various regulatory staff, industry associations and researchers, fund companies, and two broker-dealers that sell fund shares. We also reviewed and analyzed various documents and studies of mutual fund distribution practices. To describe the benefits and potential conflicts of interest raised by mutual funds' use of soft dollars, we spoke with SEC, NASD, and regulators in the United Kingdom and reviewed studies by regulators and industry experts on soft dollar arrangements. We conducted our work in accordance with generally accepted government auditing standards in Boston, MA; Kansas City, MO; Los Angeles and San Francisco, CA; New York, NY; and Washington, DC from February to June 2003. Our scope and methodology is described in detail in appendix I.

Results in Brief

Although mutual funds already disclose considerable information about the fees they charge, regulators and others have proposed additional disclosures that could increase the transparency and investor awareness of the costs of investing in mutual funds. Currently, mutual funds disclose information about the fees and expenses that each investor specifically pays on their mutual fund shares as percentages of fund assets, whereas most other financial services disclose the actual costs to the purchaser in dollar terms. Mutual funds also incur brokerage commissions and other trading costs when they buy or sell securities, but these costs are not prominently disclosed to investors. To provide more information about the fees investors pay, SEC has proposed requiring mutual funds to disclose additional fee-related information, but these would not provide investors with the specific dollar amount of fees paid on their shares as others have proposed, nor would these disclosures be provided in the document generally considered to be of the most interest to investors—the quarterly statement that shows the number and value of an investor's mutual fund shares. Although continuing to consider the need for additional disclosures, SEC staff and industry participants noted that data on the extent to which additional fee information would benefit investors is generally lacking. However, continued consideration of the costs and benefits of providing additional disclosure appears worthwhile because some alternatives for providing fee information to mutual fund investors in quarterly statement could provide some benefit and may cost very little. Some industry participants have also called for more disclosure of information about the brokerage commissions and other costs that mutual funds incur when trading, but standard methodologies for determining some of these amounts do not exist and regulators and others raised concerns that such disclosures could be misleading.

Mutual funds also have boards of directors that are tasked with reviewing the fees that fund investors are charged, but some industry participants questioned whether directors have been effective in overseeing these fees. In general, SEC rules require mutual fund boards to have a majority of independent directors, who are individuals not employed by or affiliated with the fund's investment adviser. Among their many duties, these directors are specifically tasked with overseeing the fees their funds charge. However, some industry observers say that the process that fund directors are required to follow under the law fails to produce sufficient actions to minimize fees. To further reduce fees, some have suggested that fund directors should be required to seek competitive bids from other investment advisers. However, industry participants indicated that this may not result in lower costs and fees for investors and noted that directors seek to lower fund fees in other ways, such as by requiring the investment adviser to charge progressively lower fees as the assets of the fund grow. Regulators and industry bodies have also recommended various changes to the composition and structure of mutual fund boards as a means of increasing directors' effectiveness that many funds have already adopted. Many reforms being proposed as a result of the recent corporate scandals, such as Enron, also seek to enhance board of director oversight of public companies. Such reforms could serve to further improve corporate governance of mutual funds, but industry participants report that, although not all of these proposed practices are currently required for mutual funds, most fund boards are already following many of them.

Changes in the ways that investors pay for mutual fund shares have produced benefits for investors but also raise concerns over their transparency. In 1980, an SEC rule was adopted to allow mutual funds to begin using fund assets to pay the distribution expenses, which included marketing expenses and compensation for the financial professionals who sell fund shares. Although rule 12b-1 was originally envisioned as providing funds a temporary means of increasing fund assets, the fees charged under this rule have instead evolved into an alternative way for investors to pay for the services of broker-dealers and other financial intermediaries from whom they purchase fund shares. Concerns exist over whether funds with 12b-1 fees are more costly to investors and whether current disclosures are sufficiently transparent to allow investors to determine the extent to which their particular broker-dealer representative or other financial professionals they use receive these payments. In a December 2000 report, SEC staff recommended that rule 12b-1 be modified to reflect changes in how funds are being marketed, but SEC has yet to develop a proposal to amend the requirements relating to this rule. Another distribution practice—called revenue sharing—that has become increasingly common involves investment advisers making additional payments to broker-dealers that distribute fund shares. Although little data on the extent of these payments exists, industry researchers say that such payments have been increasing and have raised concerns about how these payments may affect the overall expenses charged to fund investors. Concerns also exist over whether broker-dealers receiving payments to promote certain funds creates a conflict of interest for their sales representatives, who are responsible for recommending only investments that are suitable to their clients' objectives and financial situation, or whether this also limits the choices that investors are offered. Under current disclosure requirements, an investor might not be explicitly told that the adviser of the fund their broker-dealer is recommending made payments to that broker-dealer, and some industry participants have called for additional disclosures to address these potential conflicts.

Soft dollar arrangements allow investment advisers of mutual funds to use part of the brokerage commissions paid to broker-dealers that execute trades on the fund's behalf to obtain research and brokerage services that can potentially benefit fund investors but could increase the costs borne by their funds. Industry participants said that soft dollars allow fund advisers access to a wider range of research than may otherwise be available and can also be used to reduce fund expenses. However, others were concerned that these arrangements can create conflicts of interest between investment advisers and investors that could increase investors' costs. For example, fund advisers might use some broker-dealers solely because of the soft dollar services they offer rather than because of their ability to execute the fund's trades in the most advantageous way. Concerns were raised that investment advisers might trade excessively to obtain additional services using soft dollars, which would increase fund investors' costs. In a series of regulatory examinations performed in 1998, SEC staff found examples of problems relating to investment advisers' use of soft dollars, although far fewer problems were attributable to the advisers for mutual funds. In response, the SEC staff issued a report that included various proposals to address the potential conflicts created by these arrangements, including recommending that investment advisers keep better records and disclose more information about their use of soft dollars. Although this could increase the transparency of these arrangements and help fund directors and investors better evaluate their fund advisers' use of soft dollars, SEC has yet to take action on these proposed recommendations.

This report contains recommendations to SEC designed to increase the transparency of mutual fund fees and of certain distribution and trading practices. Since both the extensiveness and the placement of mutual fund disclosures can affect their transparency and how effectively they increase investor awareness of the costs of investing in mutual funds, we recommend that SEC consider the benefits of additional disclosure relating to mutual fund fees, including requiring the account statements that mutual fund investors receive provide more information about the fees being paid. We also recommend that SEC consider developing disclosure requirements about revenue sharing arrangements so investors may be better able to evaluate potential conflicts arising from revenue sharing payments. Finally, we also recommend that SEC evaluate ways to provide more information that fund investors and directors could use to better evaluate the benefits and potential disadvantages of their fund adviser's use of soft dollars, including considering and implementing the recommendations from its 1998 soft dollar examinations report.

We obtained comments from SEC and ICI, who generally agreed with the contents of this report. The letter from the SEC staff indicated that as part of their responsibilities in regulating mutual funds, they will consider the recommendations in this report very carefully in determining how best to inform investors about the importance of fees. The letter from the ICI staff noted that our report presented a generally balanced and well-informed discussion of mutual fund regulatory requirements. However, the ICI staff were concerned over how we compare the disclosures made by mutual fund fees to those made by other financial products, and noted that mutual fund fee disclosures, which in some ways exceed the information disclosed by other products, allow individuals to make much more informed and accurate decisions about the costs of their funds than do the disclosures made by other financial service firms. We agree with ICI that mutual funds are required to make considerable disclosures that are useful to investors for comparing the level of fees across funds. However, we also believe that supplementing the existing mutual fund disclosures with additional information, particularly in the account statements that provide investors with the exact number and value of their mutual fund shares, could also prove beneficial for increasing awareness of fees and prompting additional fee-based competition among funds.

Background

Mutual funds are distinct legal entities owned by the shareholders of the fund. Each fund contracts separately with an investment adviser, who provides portfolio selection and administrative services to the fund. The costs of operating a mutual fund are accrued daily and periodically deducted from the fund's assets. These costs include the fee paid to the fund's investment adviser for managing the fund and the expenses associated with operating the fund, such as the costs for accounting and preparing fund documents. Each mutual fund has a board of directors, which is responsible for reviewing fund operations and overseeing the interests of the fund's shareholders, including monitoring for conflicts of interest between the fund and its adviser.[1]

[1]Although the Investment Company Act of 1940, which regulates mutual fund operations, does not dictate a specific form of organization for mutual funds, most funds are organized either as corporations governed by a board of directors or as business trusts governed by trustees. When establishing requirements relating to the officials overseeing a fund, the act uses the term "directors" to refer to such persons, and this report will also follow that convention.

The incredible growth of mutual fund assets and in the number of investors that hold funds has raised concerns within Congress and elsewhere over the fees funds charge investors. In a report issued in June 2000, we found that the average fees charged by 77 of the largest stock and bond mutual funds had declined between 1990 and 1998.[2] In our report, we also concluded that although many mutual funds exist that compete for investor dollars, they conduct this competition primarily on the basis of their performance rather than on the basis of the price of their service, that is, the fees they charge. In updating the results of the analysis from our June 2000 report for a hearing on mutual funds in March 2003, we found that the average fees for this group of funds had increased slightly, due in part to some funds paying higher management fees to their investment advisers because of the effect of performance fees.[3]

Mutual funds are sold through a variety of distribution channels. For instance, investors can buy them directly by telephone or mail or they can be sold by a sales staff employed by the adviser or by third parties, such as broker-dealer account representatives. To compensate financial professionals not affiliated with the adviser for distributing or selling a fund's shares, funds may levy a sales charge which is based on a percentage of the amount being invested—called a load—that the investor can either pay at the time the investment is made (a front-end load) or later when selling or redeeming the fund shares (a back-end load).[4] Many funds that use broker-dealers or other financial professionals to sell their fund shares may also charge investors ongoing fees, called 12b-1 fees that are used by funds to pay these distributors for recommending the fund or for servicing the investor's account after purchases have been made. Mutual fund shares are also available for investors to purchase through mutual fund supermarkets. These are offered by broker-dealers, including those affiliated with a fund adviser, that allow their customers to purchase and redeem the shares of mutual funds from a wide range of fund companies through their accounts at the broker-dealer operating the supermarket.

[2]U.S. General Accounting Office, *Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition*, GAO/GGD-00-126 (Washington, D.C.: June 7, 2000).

[3]U.S. General Accounting Office, *Mutual Funds: Information on Trends in Fees and Their Related Disclosure*, GAO-03-551T (Washington, D.C.: Mar. 12, 2003).

[4]Some funds charge what is known as a contingent deferred sales load, which is a charge that is a percent of the amount invested that declines the longer the investment is held and usually becomes zero after a certain period.

SEC is the federal regulatory agency with responsibility for overseeing the U.S. securities markets and protecting investors. Various self-regulatory organizations (SRO) also oversee the activities of securities industry participants. NASD is the SRO with primary responsibility for overseeing broker-dealers. SEC is responsible for oversight of the SROs and it also oversees and regulates the investment management industry.

Additional Disclosure of Mutual Fund Costs May Benefit Investors

Various alternatives with different advantages and disadvantages exist that could increase the amount of information that investors are provided about mutual fund fees and other costs. Currently, mutual funds disclose information about their fees as percentages of their assets whereas most other financial services disclose their costs in dollar terms. SEC and others have proposed various alternatives to disclose more information about mutual fund fees, but industry participants noted these alternatives could also involve costs to implement and data on the benefits associated with additional disclosures is not generally available. Mutual funds also incur brokerage commissions and other costs when they buy or sell securities and currently these costs are not routinely or explicitly disclosed to investors and there have been increasing calls for disclosure as well as debate on the benefits and costs of added transparency.

Unlike Other Financial Products, Mutual Funds Do Not Disclose the Actual Dollar Amount of Fees Paid by Individual Investors

Mutual funds provide various disclosures to their shareholders about fees. Presently, all funds must provide investors with disclosures about the fund in a written prospectus that must be provided to investors when they first purchase shares. SEC rules require that the prospectus include a fee table containing information about the sales charges, operating expenses, and other fees that investors pay as part of investing in the fund. Specifically, the table that mutual funds must provide presents (1) charges paid directly by shareholders out of their investment such as front or back-end sales loads and (2) recurring charges deducted from fund assets such as management fees, distribution fees, and other expenses charged to shareholder accounts. The fees deducted from the fund's assets on an ongoing basis are reported to investors as a percentage of fund assets and are called the fund's operating expense ratio. The fee table also contains a hypothetical example that shows the estimated dollar amount of expenses that an investor could expect to pay on a $10,000 investment if the investor received a 5-percent annual return and remained in the fund for 1, 3, 5, and 10 years. The examples do not reflect costs incurred as a result of the fund's trading activity, including brokerage commissions that funds pay to broker-dealers when they trade securities on a fund's behalf.

Unlike many other financial products, mutual funds do not provide the exact dollar amounts of fees that individual investors pay while they hold the investment. Although mutual funds provide information about their fees in percentage terms and in dollar terms using hypothetical examples, they do not provide investors with information about the specific dollar amounts of the fees that have been deducted from the value of their shares. In contrast, most other financial products and services do provide specific dollar disclosures. For example, when a borrower obtains a mortgage loan the lender is required to provide a uniform mortgage costs disclosure statement. This disclosure must show both the interest rate in percentage terms that the borrow will be charged for the loan and also the costs of the loan in dollar terms. Under the law, the lender must provide a truth in lending statement, which shows the dollar amount of any finance charges, the dollar amount being financed, and the total dollar amount of all principal and interest payments that the borrower will make under the terms of the loan.[5] As shown in table 1, investors in other financial products or users of other financial services also generally receive information that discloses the specific dollar amounts for fees or other charges they pay.

[5]The Real Estate Settlement Procedures Act, 12 U.S.C. § 2601-17.

Table 1: Fee Disclosure Practices for Selected Financial Services or Products

Type of product or service	Disclosure requirement
Mutual funds	Mutual funds show the operating expenses as percentages of fund assets and dollar amounts for hypothetical investment amounts based on estimated future expenses in the prospectus.
Deposit accounts	Depository institutions are required to disclose itemized fees, in dollar amounts, on periodic statements.
Bank trust services	Although covered by varying state laws, regulatory and association officials for banks indicated that trust service charges are generally shown as specific dollar amounts.
Investment services provided to individual investment accounts (such as those managed by a financial planner)	When the provider has the right to deduct fees and other charges directly from the investor's account, the dollar amounts of such charges are required to be disclosed to the investor.
Wrap accounts[a]	Provider is required to disclose dollar amount of fees on investors' statements.
Stock purchases	Broker-dealers are required to report specific dollar amounts charged as commissions to investors.
Mortgage financing	Mortgage lenders are required to provide at time of settlement a statement containing information on the annual percentage rate paid on the outstanding balance, and the total dollar amount of any finance charges, the amount financed, and the total of all payments required.
Credit cards	Lenders are required to disclose the annual percentage rate paid for purchases and cash advances, and the dollar amounts of these charges appear on cardholder statements.

Source: GAO analysis of applicable disclosure regulations, rules, and industry practices.

[a]In a wrap account, a customer receives investment advisory and brokerage execution services from a broker-dealer or other financial intermediary for a "wrapped" fee that is not based on transactions in the customer's account.

Although mutual funds are not required to disclose specific dollar amounts of fees paid by individual investors, the amount of information that they do provide does exceed that provided by some investment products. For example, fixed-rate annuities or deposit accounts that provide investors a guaranteed return on their principal at a fixed rate do not specifically disclose to the purchasers of these products the provider's operating expenses. The financial institutions offering these products generate their profits on these products by attempting to invest their customers' funds in other investment vehicles earning higher rates of return than they are obligated to pay to the purchasers of the annuities. However, the returns they earn on customer funds and the costs they incur to generate those returns are not required to be disclosed as operating expenses to their customers.

Various Alternatives Could Improve Fee Disclosure, but the Benefits Have Not Been Quantified

In recent years, a number of alternatives have been proposed for improving the disclosure of mutual fund fees, which could provide additional information to fund investors. In response to a recommendation in our June 2000 report that SEC consider additional disclosures regarding fees, SEC has introduced a proposal to improve mutual fund fee disclosure.[6] In December 2002, SEC released proposed rule amendments, which include a requirement that mutual funds make additional disclosures about their expenses.[7] This information would be presented to investors in the annual and semiannual reports prepared by mutual funds. Specifically, mutual funds would be required to disclose the cost in dollars associated with an investment of $10,000 that earned the fund's actual return and incurred the fund's actual expenses paid during the period. In addition, the staff also proposed that mutual funds be required to disclose the cost in dollars, based on the fund's actual expenses, of a $10,000 investment that earned a standardized return of 5 percent.

The SEC's proposed disclosures have various advantages and disadvantages. If adopted, this proposal would provide additional information to investors about the fees they pay when investing in mutual funds. In addition, these disclosures would be presented in a format that would allow investors to compare fees directly across funds. However, the disclosures would not be investor specific because they would not use an investor's individual account balance or number of shares owned. In addition, SEC is proposing to place these new disclosures in the semiannual shareholder reports, instead of in quarterly statements. Quarterly statements, which show investors the number of shares owned and value of their fund holdings, are generally considered to be of most interest and utility to investors. As a result, SEC's proposal may be less likely to increase investor awareness and improve price competition among mutual funds. According to SEC staff, they are open to consider

[6]GAO/GGD-00-126.

[7]Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Securities and Exchange Commission Release Nos. 33-8164; 34-47023; IC-2587068 (Dec. 18, 2002).

additional disclosures if the benefits to investors appear clear, but have decided to continue pursuing approval of the proposed disclosure format from their December 2002 rule proposal. This proposal has received a wide range of comments. Most comments were in support of SEC's proposed requirement to include the dollar cost associated with a $10,000 investment. For example, one investment advisory firm commented in its letter that the new disclosures SEC is proposing would benefit investors by allowing them to estimate actual expenses and compare costs between different funds in a meaningful way.

Another alternative for disclosing mutual funds fees would involve funds specifically disclosing the actual dollar amount of fees paid by each investor. In our June 2000 report, we noted that such disclosure would make mutual funds comparable to other financial products and services such as bank checking accounts or stock transactions through broker-dealers. As our report noted, such services actively compete on the basis of price. If mutual funds made similar specific dollar disclosures, investors would be clearly reminded that they pay fees for investing in mutual funds and we stated that additional competition among funds on the basis of price could likely result among funds. An attorney specializing in mutual fund law told us that requiring funds to disclose the dollar amount of fees in investor account statements would likely encourage investment advisers to compete on the basis of fees. He believed that this could spur new entrants to the mutual fund industry and that the new entrants would promote their funds on the basis of their low costs, in much the same way that low-cost discount broker-dealers entered the securities industry.

Although some financial planners, who directly assist investors in choosing among mutual funds, thought that requiring mutual funds to provide investors with the specific dollar amounts of fees paid would be useful, most indicated that other information was more important. We spoke to a judgmental sample of 15 certified financial planners whose names were provided by the Certified Financial Planner Board of Standards, a non-profit professional regulatory organization that administers the certified financial planner examination. Of the 15 financial planners with whom we spoke, 6 believed specific dollar disclosure of mutual fund fees would provide additional benefit to investors. For example, one said that providing exact dollar amounts for expenses would be useful because investors don't take the next step to calculate the actual costs they bear by multiplying their account value by the fund's expense ratio. In contrast, the other 9 financial planners we interviewed said that the factor most investors consider more than others is the overall net performance of the fund and thus did not think that specific dollar disclosures of fees would provide much additional benefit.

Industry officials raised concerns about requiring specific dollar fee disclosures. For example, one investment company official stated that the costs of making specific dollar disclosures would not justify any benefit that might arise from providing such information, particularly because a majority of investors make their investment decisions through intermediaries, such as financial planners, and not on their own. Some industry officials stated that additional disclosure could confuse investors and create unintended consequences. For example, one official noted that specific dollar disclosure might lead investors to think that they could deduct those expenses from their taxes. Others noted that this type of disclosure would tell current mutual fund investors what they were paying in fees, but would not provide the proper context for evaluating how much other funds would charge, and thus would be unlikely to increase competition. Another official stated that disclosing fees paid in dollars in account statements would not be beneficial to prospective investors.

Although the total cost of providing specific dollar fee disclosures might be significant, the cost might not represent a large outlay on a per investor basis. As we reported in our March 2003 statement, the Investment Company Institute (ICI), the industry association representing mutual funds, commissioned a study by a large accounting firm to survey mutual fund companies about the costs of producing such disclosures.[8] The study concluded that the aggregated estimated costs for the survey respondents to implement specific dollar disclosures in shareholder account statements would exceed $200 million, and the annual costs of compliance would be about $66 million.[9] Although these are significant costs, when spread over the accounts of many investors, the amounts are less sizeable. For example, ICI reported that at the end of 2001, a total of about 248 million shareholder accounts existed. If the fund companies represented in ICI's study, which represent 77 percent of industry assets, also maintain about the same percentage of customer accounts, then the companies would hold about 191 million accounts. As a result, apportioning the estimated $200 million in initial costs to these accounts would amount to about $1 per

[8]GAO-03-551T.

[9]However, this estimate did not include the reportedly significant costs that would be borne by third-party financial institutions, which maintain accounts on behalf of individual mutual fund shareholders.

account. Apportioning the estimated $66 million in annual costs to these accounts would amount to about $0.35 per account.

We also spoke with a full-service transfer agent that provides services for about one third of the total 240 million accounts industrywide.[10] Staff from this organization prepared estimates of the costs to their organization of producing specific dollar fee disclosures for fund investors. They estimated that to produce this information, they would incur one-time development costs between $1.5 and $3 million to revise their systems to accept and maintain individual investor account expense data, and ongoing data processing expenses of about $0.15 to $0.30 per fund/account per year. These ongoing expenses would reflect about 1 percent of the estimated $18 to $23 per year of administrative costs per account already incurred. The officials also estimated that shareholder servicing costs would increase as investors would call in to try to understand the new disclosures or offer to send payments under the mistaken impression that this was a new charge that they had to explicitly pay. Funds would also incur costs to update and modify their Web sites so that investors could find this specific expense information there as well.

Another concern raised regarding requiring mutual funds to disclose the specific dollar amount of fees was that information on the extent to which such disclosures would benefit investors is not generally available. For our work on this report, we attempted to identify studies or analyses on the impact of disclosing prices in dollars versus percentage terms, but no available information was found to exist. We also reviewed surveys done of investor preferences relative to mutual funds but none of the surveys we identified discussed disclosure of mutual fund fees in dollar terms. In our June 2000 report, we presented information from a survey of over 500 investors that was administered by a broker-dealer to its clients.[11] As we reported, this survey found that almost 90 percent of these investors indicated that specific dollar disclosures would be useful or very useful. However, only 14 percent of these investors were very or somewhat likely to be willing to pay for this information. SEC and industry participants noted that having more definitive data on the extent to which investors want and would benefit from receiving information on the specific dollar

[10]A mutual fund transfer agent maintains shareholder account records and processes share purchases and redemptions.

[11]See GAO/GGD-00-126, p. 78.

amount of fees they paid would be necessary before requiring mutual funds, broker-dealers, and other intermediaries to undertake the costly revisions to their systems necessary to capture such information.

Another option for disclosure was proposed by an industry official that may not impose significant costs on the industry. The official said that fund companies could include a notice in account statements to remind investors that they pay fees as part of investing in mutual funds. The notice, the official said could remind investors that, "Mutual funds, like all investments, do have fees and ongoing expenses and such fees and expenses can vary considerably and can affect your overall return. Check your prospectus and with your financial adviser for more information." By providing this notice in the quarterly account statements that mutual fund investors receive, mutual fund investors would be reminded about fees in a document that, because it contains information about their particular account and its holdings, is more likely to be read.

Trading and Other Costs Impact Mutual Fund Investor Returns, but Are Not Prominently Disclosed

In addition to the expenses reflected in a mutual fund's expense ratio—the fund's total annual operating expenses as a percentage of fund assets—mutual funds incur trading costs that also affect investors' returns. Among these costs are brokerage commissions that funds pay to broker-dealers when they trade securities on a fund's behalf. When mutual funds buy or sell securities for the fund, they may have to pay the broker-dealers that execute these trades a commission. In other cases, trades are not subject to explicit brokerage commissions but rather to "markups," which is an amount a broker-dealer may add to the price of security before selling it to another party. Trades involving bonds are often subject to markups. Commissions have also not traditionally been charged on trades involving the stocks traded on NASDAQ because the broker-dealers offering these stocks are compensated by the spread between the buying and selling prices of the securities they offer.[12]

Other trading-related costs that can also affect investor returns include potential market impact costs that can arise when funds seek to trade large amounts of particular securities. For example, a fund seeking to buy a large block of a particular company's stock may end up paying higher prices to

[12]These different prices are called the bid price, which is the price the broker-dealer is willing to pay for shares and the ask price, which is the price at which the broker-dealer is willing to sell shares.

acquire all the shares it seeks because its transaction volume causes the stock price to rise while its trades are being executed. Various methodologies exist for estimating these types of trading costs, however, no generally agreed upon approach exists for accurately calculating these costs.

Although trading costs affect investor returns, these costs are not currently required to be disclosed in documents routinely provided to investors. ICI staff and others told us that the costs of trading, including brokerage commissions, are required under current accounting practices and tax regulations to be included as part of the initial value of the security purchased. As a result, this amount is used to compute the gain or loss when the security is eventually sold and thus the amount of any commissions or other trading costs are already implicitly included in fund performance returns.[13] Investors do receive some information relating to a fund's trading activities because funds are required to disclose their portfolio turnover, (the frequency with which funds conduct portfolio trading) in their prospectuses, which are routinely sent to new and existing investors. However, the frequency with which individual mutual funds conduct portfolio trading and incur brokerage commissions can vary greatly and the amount of brokerage commissions a fund pays are not disclosed in documents routinely sent to investors. Instead, SEC requires mutual funds to disclose the amount of brokerage commissions paid in the statement of additional information (SAI), which also includes disclosures relating to a fund's policies, its officers and directors, and various tax matters. Regarding their trading activities, funds are required to disclose in their SAI how transactions in portfolio securities are conducted, how brokers are selected, and how the fund determines the overall reasonableness of brokerage commissions paid. The amount disclosed in the SAI does not include other trading costs borne by mutual funds such as spreads or the market impact cost of the fund's trading. Unlike fund prospectuses or annual reports, SAIs do not have to be sent periodically to a fund's shareholders, but instead are filed with SEC annually and are sent to investors upon request.

[13]For example, if a fund buys a security for $10 a share and pays a $.05 commission on each share, its basis in the security is $10.05, and this is the amount that will be used to calculate any subsequent gain or loss when the shares are sold.

Academics and Others Have Also Called for Increased Disclosure of Mutual Fund Trading Costs, but Others Noted that Producing Such Disclosures Would be Difficult

Academics and other industry observers have also called for increased disclosure of mutual fund brokerage commissions and other trading costs that are not currently included in fund expense ratios. In an academic study we reviewed that looked at brokerage commission costs, the authors urged that investors pay increased attention to such costs.[14] For example, the study noted that investors seeking to choose their funds on the basis of expenses should also consider reviewing trading costs as relevant information because the impact of these unobservable trading costs is comparable to the more observable expense ratio. The authors of another study noted that research shows that all expenses can reduce returns so attention should be paid to fund trading costs, including brokerage commissions, and that these costs should not be relegated to being disclosed only in mutual funds' SAIs.[15]

Others who advocated additional disclosure of brokerage commissions cited other benefits. Some officials have called for mutual funds to be required to include their trading costs, including brokerage commissions, in their expense ratios or as separate disclosures in the same place their expense ratios are disclosed. For example, one investor advocate noted that if funds were required to disclose brokerage commissions in these ways, funds would likely seek to reduce such expenses and investors would be better off because the costs of such funds would be similarly reduced. He explained that this could result in funds experiencing less turnover, which could also benefit investors as some studies have found that high-turnover funds tend to have lower returns than low-turnover funds.

The majority of certified financial planners we interviewed also indicated that disclosing transaction costs would benefit investors. Of the 15 with whom we spoke, 9 stated that investors would benefit from having more cost information such as portfolio transaction costs. For example, one said that investors should know the costs of transactions paid by the fund and that this information should be disclosed in a document more prominent than the SAI. Another stated that brokerage commissions should be

[14] J.M.R. Chalmers, R.M. Edelen, and G.B. Kadlec, "Mutual Fund Trading Costs," Rodney L. White Center for Financial Research, The Wharton School, University of Pennsylvania (Nov. 2, 1999).

[15] M. Livingston and E.S. O'Neal, "Mutual Fund Brokerage Commissions," Journal of Financial Research (Summer 1996).

reported as a percentage of average net assets. Overall they felt that more information would help investors compare costs across funds, which could likely result in more competition based on costs, but they also varied in opinion on the most appropriate format and place to present these disclosures. The planners who did not think transaction costs should be disclosed generally believed that investors would not benefit from this type of additional information because they would not understand it.

Some industry observers and financial planners we interviewed indicated that investors should be provided all the information that affects a fund's returns in one place. This information could include the current disclosed costs such as the total expense ratio, the impact of taxes, and undisclosed trading costs. Some financial planners and an industry consultant suggested disclosing all such expenses in percentages. They also expressed the importance of including after-tax performance returns. SEC adopted a rule in January 2001 requiring all funds to disclose their after-tax returns in their prospectus. A mutual fund industry analyst noted that when an item is disclosed, investment advisers will likely attempt to compete with one another to maximize their performance in the activity subject to disclosure. Therefore, presenting investors with information on the factors that affect their return and that are within the investment adviser's control could spur additional competition and produce benefits for investors. A financial planner we interviewed also agreed that having mutual funds disclose information about expenses, tax impacts, and trading costs, particularly brokerage commissions all in one place would increase investor awareness of the costs incurred for owning mutual fund shares and could increase competition among funds based on costs and lead to lower expenses for investors.

Although additional disclosures in this format could possibly benefit investors, developing the information needed to provide a disclosure of this type could pose difficulties. SEC officials said that, if funds were required to separately disclose brokerage commission costs as a percentage of fund assets, fund advisers would also likely want to present their fund's gross return before trading costs were included so that the information does not appear to be counted twice. However, the SEC staff noted that determining a fund's gross return before trading costs could be challenging because it could involve having to estimate markups and spread costs. ICI officials also stated that disclosing gross returns could create the idea of cost free investing, which is not a realistic expectation for investors. They also worried that mutual funds could try and market their gross return figures, which would be misleading.

Mutual fund officials also raised various concerns about expanding the disclosure of brokerage commissions and trading costs in general. Some officials said that requiring funds to present additional information about brokerage commissions by including such costs in the fund's operating expense ratios would not present information to investors that could be easily compared across funds. For example, funds that invest in securities on the New York Stock Exchange (NYSE), for which commissions are usually paid, would pay more in total commissions than would funds that invest primarily in securities listed on NASDAQ because the broker-dealers offering such securities are usually compensated by spreads rather than explicit commissions. Similarly, most bond fund transactions are subject to markups rather than explicit commissions. If funds were required to disclose the costs of trades that involve spreads, officials noted that such amounts would be subject to estimation errors. As discussed earlier, ICI staff and others said that separate disclosure of these costs is not needed because the costs of trading are already included in the performance return percentages that mutual funds report. Officials at one fund company told us that it would be difficult for fund companies to produce a percentage figure for other trading costs outside of commissions because no agreed-upon methodology for quantifying market impact costs, spreads, and markup costs exists within the industry. Other industry participants told us that due to the complexity of calculating such figures, trading cost disclosure is likely to confuse investors. For example funds that attempt to mimic the performance of certain stock indexes, such as the Standard & Poors 500 stock index, and thus limit their investments to just these securities have lower brokerage commissions because they trade less. In contrast, other funds may employ a strategy that requires them to trade frequently and thus would have higher brokerage commissions. However, choosing among these funds on the basis of their relative trading costs may not be the best approach for an investor because of the differences in these two types of strategies.

Finally, some financial planners and an industry expert stated that additional disclosure of mutual fund costs would be monitored not by investors but more so by financial professionals, such as financial planners, and the financial media. These groups serve as intermediaries between fund companies and investors, and are the primary channel through which information on the performance and costs across mutual funds is distributed. The financial planners and the industry expert believed that increased disclosures of trading costs could prove beneficial to the financial professionals that help select mutual funds for their investor clients.

Independent Directors Play a Critical Role in Protecting Mutual Fund Investors

Mutual fund boards of directors have a responsibility to protect shareholder interests. Independent directors, who are not affiliated with the investment adviser, play a critical role in protecting mutual fund investors. Specifically, independent directors have certain statutory responsibilities to approve investment advisory contracts and monitor mutual fund fees. However, some industry observers believe that independent directors could do more to assert their influence to reduce fees charged by fund advisers. Alternatives are being considered to improve public company governance such as changing board composition and structure, however many practices are already in place within the mutual fund industry.

Mutual Fund Boards of Directors Are Responsible for Protecting Shareholder Interests

Because the organizational structure of a mutual fund can create conflicts of interest between the fund's investment adviser and its shareholders, the law governing U.S. mutual funds requires funds to have a board of directors to protect the interest of the fund's shareholders. A fund is usually organized by an investment management company or adviser, which is responsible for providing portfolio management, administrative, distribution, and other operational services. In addition, the fund's officers are usually provided, employed, and compensated by the investment adviser. The adviser charges a management fee, which is paid with fund assets, to cover the costs of these services. With the level of the management fee representing its revenue from the fund, the adviser's desire to maximize its revenues could conflict with shareholders' goal of reducing fees. As one safeguard against this potential conflict, the Investment Company Act of 1940 (the Investment Company Act) requires mutual funds to have boards of directors to oversee shareholder's interests. These boards must also include independent directors who are not employed by or affiliated with the investment adviser.

As a group, the directors of a mutual fund have various responsibilities and in some cases, the independent directors have additional duties. In addition to approval by the full board, the Investment Company Act requires that a majority of the independent directors separately approve the contracts with the investment adviser that will manage the fund's portfolio and the entity that will act as distributor of the fund's shares. A mutual fund's board, including a majority of the independent directors, are also required to review other service arrangements such as transfer agency, custodial, or bookkeeping services.

If the services to the fund are provided by an affiliate of the adviser, the independent directors also generally consider several items before approving the arrangement. Specifically they determine that the service contract is in the best interest of the fund and its shareholders, the services are required for the operation of the fund, the services are of a nature and quality at least equal to the same or similar services provided by independent third parties, and the fees for such services are fair and reasonable in comparison to the usual and customary fees charged for services of the same nature and quality.

The independent directors also have specific duties to approve the investment advisory contract between the fund and the investment adviser and the fees that will be charged. Specifically, section 15 of the Investment Company Act requires the annual approval of an advisory contract by a fund's full board of directors as well as by a majority of its independent directors, acting separately and in person, at a meeting called for that purpose. Under section 36(b) of the Investment Company Act, investment advisers have a fiduciary duty to the fund with respect to the fees they receive, which under state common law typically means that the adviser must act with the same degree of care and skill that a reasonably prudent person would use in connection with his or her own affairs. Section 36(b) also authorizes actions by shareholders and the SEC against an adviser for breach of this duty. Courts have developed a framework for determining whether an adviser has breached its duty under section 36(b), and directors typically use this framework in evaluating advisory fees. This framework finds its origin in a Second Circuit Court of Appeals decision, in which the court set forth the factors relevant to determining whether an adviser's fee is excessive.[16] In addition to potentially considering how a fund's fee compared to those of other funds, this court indicated that directors may find other factors more important, including

- the nature and quality of the adviser's services,
- the adviser's costs to provide those services,
- the extent to which the adviser realizes and shares with the fund economies of scale as the fund grows,

[16]*Gartenberg v. Merrill Lynch Asset Management Inc.*, 528 F. Supp. 1038 (S.D.N.Y. 1981), *aff'd*, 694 F. 2d 923 (2d Cir. 1982), *cert. denied, 461 U.S. 906(1983).*

- the volume of orders that the manager must process,

- indirect benefits to the adviser as the result of operating the fund, and

- the independence and conscientiousness of the directors.

Fund company officials and independent directors with whom we spoke said their boards review extensive amounts of information during the annual contract renewal process to help them evaluate the fees and expenses paid by the fund. For example, they stated that they hire a third-party research organization, such as Lipper, Inc., to provide data on their funds investment performance, management fee rates, and expense ratios as they compare to funds of similar size, objective, and style. They also compare performance to established benchmarks, such as the Standard & Poors 500 Stock Index. For example, officials at one fund company told us that, for each of their funds, their board reviews information on the performance and fees charged by 20 funds with a similar investment objective, including the 10 funds closest in size with more assets than their fund and the 10 funds closest in size with fewer assets. In addition to comparing themselves to peers, they explained that their board reviews the profitability of the adviser, stability of fund personnel or staff turnover, and quality of adviser services. Fund officials stated that their boards receive a large package of information that includes all of the necessary information to be reviewed for the contract renewal process in advance of board meetings.

SEC oversight of mutual funds indicates that fund directors generally conduct their activities in accordance with the law. Staff from SEC's Office of Compliance Inspections and Examinations, which conducts examinations of mutual funds and their investment advisers, told us that as part of their examinations they review the minutes of past board meetings to ensure that the directors were told and discussed the relevant information as part of the board's decision-making process. The SEC staff also told us they review the information provided to the board by the investment adviser to ensure its completeness and accuracy. Based on their review, SEC staff said that they have not generally found problems with mutual fund board proceedings. SEC has brought cases against mutual fund directors but these involved other activities. For example, SEC settled a case involving a mutual fund's board of directors that had knowingly filed misleading information in the fund's prospectus and other fund disclosures regarding the liquidity and value of the shares of their money market fund.

Critics Suggest Independent Directors Could Do More to Assert Their Influence and Reduce Fees

Some industry experts have criticized independent directors for not exercising their authority to reduce fees. For example, in a speech to shareholders, one industry expert stated that mutual fund directors have failed in negotiating management fees. Part of the criticism arises from the fact that during the annual contract renewal process, when boards compare fees of similar funds, the process maintains the status quo by comparing fees with the industry averages thus keeping fees at their current level. However, another industry expert complained that fund directors are not required to ensure that fund fees are reasonable, much less as low as possible, but instead are only expected to ensure that fees fall within a certain range of reasonableness. An academic study we reviewed criticized the court cases that have shaped director's roles in overseeing mutual fund fees because these cases generally found that comparing a fund's fees to other similar investment management services, such as pension funds was inappropriate as fund advisers do not compete with each other to manage a particular fund. Without being able to compare fund fees to these other products, the study's authors say that investors bringing these cases have lacked sufficient data to show that a fund's fees are excessive.[17]

One method offered by some industry critics for improving the effectiveness of boards in lowering fees for investors was to have fund directors seek competitive bids for their fund's investment advisory contracts. Advocates of having boards take this action said that pension funds more routinely seek competitive bids from investment advisers for pension fund assets. A former Treasury Department official said that pension funds commonly seek new investment advisers every 2 to 3 years, and, as a result, pension fund investors pay two to three times less in fees than the average mutual fund investors. One academic study we reviewed that compared advisory fees for similarly-sized pension funds and mutual funds found that the average mutual fund advisory fee is twice as large as a pension fund advisory fee.[18] The study showed that the average pension fund pays 28 basis points for its advisory fee compared to 56 basis points for mutual funds. The study concluded that the main reason for differences between pension funds and mutual funds was that advisory fees for

[17]J.P. Freeman and S.L. Brown, "Mutual Fund Advisory Fees: The Cost of Conflicts of Interest," 26 Journal of Corporation Law 609 (2001).

[18]J.P. Freeman and S.L. Brown.

pension funds are set in a marketplace in which arm's-length bargaining occurs because of the separation of the fund and the investment advisers.

Regulators and industry participants indicated that differences in the costs and services provided by mutual funds can explain why mutual funds charge more than pension funds. According to staff of SEC and ICI with whom we spoke, investment advisers usually perform many other services for their mutual funds than does the adviser of a pension fund and that their advisory fee compensates them for these additional services. Among the services that advisers of mutual funds would provide that a pension fund adviser would not include around the clock telephone customer service, preparing periodic account statements and shareholder communications, and compiling annual tax information for fund investors. Some industry officials also noted the difference in cost structure between pension and mutual funds. One official stated that pension funds have one institutional account, whereas mutual funds have thousands of smaller accounts, which requires substantial record keeping and customer service expenses. Mutual fund advisers would also have increased costs because they have to manage their fund's daily inflows and outflows, whereas pool of assets that a pension fund adviser manages are not subject to such frequent fluctuations.

Based on information we collected, very few mutual funds change their investment advisers. According to research organizations that monitor developments in the mutual fund industry, less than 10 funds have changed their primary investment adviser within the last 15 years. The process of changing investment adviser is not solely dependent upon the board of directors. If the fund board of directors made a decision to change an investment adviser, the board would need to file a proxy statement and have the shareholders of the fund vote to approve the change.

Industry participants also said that having mutual fund boards put out their advisory service contracts for bid may not produce expected savings and could increase fund shareholders' costs. According to staff at one fund company, they would not likely bid on contracts to manage mutual fund assets at the same rate that they bid for pension fund assets because their costs to manage and administer mutual fund assets are higher. They said that pension fund assets are offered to investment advisers in a large pre-existing pool. In contrast, mutual fund assets must be accumulated over time from many investors. Each time a fund's board hired a new investment adviser, the fund's shareholders costs would also likely go up because all the accounts would have to be transferred to the new adviser and the fund would likely incur additional document preparation, legal, and customer service costs. For example, we identified a case in which a small fund had removed its investment adviser, which resulted in a significant increase of fund expenses. In this case, the fund's investment adviser resigned and a majority of the fund's board of directors voted to take over the fund's management. The decision was submitted to the shareholders for a proxy vote and passed. As a result the fund's expense ratio went from 1.8 percent in 2001 to 3.4 percent in 2002. The fund attributed this significant increase to a number of one-time items, which consisted primarily of legal expenses associated with the removal of the investment adviser and the management of the fund's portfolio.

Finally, industry participants indicated that mutual fund shareholders likely do not expect their fund's board to change the fund's investment adviser. They said that mutual fund shareholders often choose their funds because of the reputation or services offered by a particular investment adviser and having their fund's board seek to move their fund to another company would not likely be supported by the shareholders. Furthermore, having fund boards seek new investment advisers is unnecessary because mutual fund shareholders can choose to redeem their shares of a particular adviser's fund and invest them in the funds of other advisers if they are unhappy with their existing fund or its adviser. In contrast, pension fund participants cannot move their pension fund investments if they are unhappy with their fund's investment adviser or its performance. Instead, the decisions about which advisers are hired to manage pension fund's assets are made by their fund administrators. ICI officials also questioned whether pension funds actually change investment advisers that frequently. They said that pension funds often seek long-term relationships with investment advisers.

Although they do not frequently change advisers, mutual fund directors engage in other activities to lower fees. Industry officials said that advisers typically institute management fee "breakpoints" based on the level of fund assets or performance. These breakpoints reduce the level of management fees when funds exceed certain asset levels, thus as a fund's assets grow, the investment adviser's fee is reduced for those additional assets above the levels set in the breakpoint. Directors could also approve performance fees as a part of an investment adviser's compensation that would reduce the fee the adviser was able to charge if the fund's performance fails to meet or exceed a specified performance benchmark, such as the Standard & Poors 500 Stock Index. Industry officials also stated that advisers will at times offer to waive management fees, and may also waive or cap certain expenses such as certain transfer agency fees. Noting that the fees for mutual funds in the United States are lower compared to those of other countries, SEC and ICI officials attributed this to the role and influence of U.S. funds' board of directors because such independent oversight is not always required in other countries.

Mutual Funds Already Employ Many Practices Being Suggested to Improve Public Company Governance

Changes in the structure of mutual fund boards of directors have been proposed and adopted in recent years and recent corporate scandals have prompted consideration of additional reforms but industry participants note that most funds have already adopted such practices. In February 1999, SEC held a forum on the role of independent mutual fund directors to consider ways to improve mutual fund governance. At the forum, the SEC Chairman at that time requested proposals for improving fund governance. At the same time, ICI created the Advisory Group on Best Practices for Fund Directors. This advisory group identified 15 best practices used by fund boards to enhance the independence and effectiveness of mutual fund directors and recommended that all fund boards adopt them. The ICI recommendations included having

- independent directors constitute at least two thirds of the fund's board,
- independent directors select and nominate other independent directors, and
- independent counsel for the independent directors.

After evaluating the ideas and suggestions of the forum participants, SEC proposed various rule and form amendments designed to reaffirm the important role that independent directors play in protecting fund investors. These amendments were adopted in January 2001. They included requiring funds relying on certain exemptive rules—which includes almost all funds according to SEC staff—to have a majority of independent directors on their boards and to have their independent directors select and nominate other independent directors. SEC also required that any legal counsel for the independent directors also be independent.[19]

[19]Role of Independent Directors of Investment Companies, Securities and Exchange Commission Release Nos. 33-7932; 34-43786; IC-24816 (Jan. 2, 2001).

As a result of recent scandals such as Enron and Worldcom, various new reforms have been proposed to increase the effectiveness and accountability of public companies' boards of directors. In July 2002, the Sarbanes-Oxley Act (Sarbanes-Oxley) was enacted to address concerns related to corporate responsibility.[20] In addition to enhancing the financial reporting regulatory structure, Sarbanes-Oxley sought to increase corporate accountability by reforming the structure of corporate boards audit committees. Section 301 of Sarbanes-Oxley requires that directors who serve on a public company's audit committee also be "independent" and be responsible for selecting and overseeing outside auditors. In response to the scandals at public companies, officials at the two primary venues where public companies are traded—the NYSE and NASDAQ—have also proposed changes to the corporate governance standards that public companies seeking to be listed on their markets must meet.

However, many of the corporate governance reforms being proposed for public companies are already either required or have been recommended as best practices for mutual fund boards. Table 2 presents how the corporate governance practices that are currently required by mutual fund law or rules or recommended by ICI's best practices for mutual fund boards compare to the current and proposed NYSE and NASDAQ listing standards applicable to public company boards. As the table shows, the mutual funds boards are already recommended to have in place all of the proposed corporate listing standards.

[20]Pub. L. No. 107-204, 116 Stat. 745 (codified in scattered sections of 11, 15, 18, 28, and 29 U.S.C.A.).

Table 2: Current and Proposed NYSE and NASDAQ Corporate Governance Listing Standards Compared to those Currently Required or Recommended for Mutual Fund Boards

	NYSE/NASDAQ listing standards		Mutual funds	
Governance requirement	Currently required	Proposed requirement	Required by statute or SEC rule[a]	ICI recommended best practice
Board must have a majority of independent directors		X	X	X
Independent directors must be responsible for nominating new independent directors		X	X	X
Audit committee must consist of only independent directors[b]	X	X		X
Standards that define who qualifies as an independent director[c]	X	X	X	X
Independent directors required to meet separately in executive sessions		X		X

Source: GAO analysis of ICI Best Practices, statutes, SEC rules, and NYSE and NASDAQ rule proposals.

[a]SEC requires the board of directors of any fund that takes advantage of various exemptive rules to meet these requirements and SEC staff indicated that, as a result, almost all funds must comply.

[b]Although fully independent audit committees is not a requirement for funds, SEC has adopted a rule to encourage fund boards to have audit committees consisting exclusively of independent directors by exempting such committees from having to seek shareholder approval of the fund's auditor.

[c]Both the NYSE and NASDAQ definitions of director independence currently apply only to members of the audit committee, but their rule proposals would extend this definition to the full board.

According to industry participants, most mutual fund boards already have the corporate governance practices recommended by these various standards in place. Officials of the fund companies and the independent directors that we interviewed told us that the majority of their boards consisted of independent directors, and, in many cases, had only one interested director. For public companies, some commenters have called for boards of directors to have supermajorities of independent directors as a means of ensuring that the voices of the independent directors are heard. As noted above, this practice has already been advocated by ICI's best practice recommendations and one fund governance consulting official said that a 2002 survey conducted by his firm found that, in 75 percent of the mutual fund complexes they surveyed, over 70 percent of the directors were independent. An academic study we reviewed also found that funds' independent directors already comprised funds' nominating committees and most funds have self-nominating independent directors.

Another change related to board composition that has been proposed for mutual funds would be to have an independent director serving as the board's chair, but industry participants did not see this as a beneficial change. Some industry critics have stated that the lack of an independent chair allows the board's activities during the meeting to be controlled by fund management, as the fund's board chair is typically the chairman or other senior official of the investment adviser. A number of fund companies and independent directors we spoke with indicated that their board did have an independent chair. For the fund companies that did not have an independent chair, they had instead a lead independent director. An official from the Mutual Fund Directors Forum, an independent directors association which provides continuing education and outreach on mutual fund governance, said that the most important factor is the initiative demonstrated by the independent director, whether the individual is the lead or chair. He stated that if the lead independent director is motivated, it doesn't matter who the chair is, because the lead director will be proactive and effective on behalf of fund shareholders. Other fund company officials indicated that an independent chair could be harmful to the board. One stated that investors are better served by having a fund company executive chair the fund's board because such an official is better positioned to ensure that all of the information that the adviser needs to share with the independent directors is provided efficiently.

Changes in Mutual Fund Distribution Practices Have Increased Choices for Investors, but Have Raised Potential Concerns

Concerns have been raised over changes in how mutual funds pay for the distribution of their shares to investors. SEC Rule 12b-1 allows mutual fund companies to use fund assets to pay expenses for distributing their funds through broker-dealers, and has evolved into a means for fund companies to offer investors a variety of ways to pay for the services of financial professionals, such as broker-dealer staff or financial planners. However, 12b-1 fees remain controversial among mutual fund researchers because, in addition to increasing a fund's overall expense ratio, funds with 12b-1 fees may be more costly to own in other ways. In a recent study, SEC staff recommended rule 12b-1 modifications to reflect changes in how funds are being marketed, but as of May 2003, SEC had not proposed any amendments. Concerns also have been raised as to whether the disclosure of 12b-1 fees is sufficient and whether, another distribution practice—referred to as revenue sharing, in which investment advisers make payments to broker-dealers for selling and marketing their funds—could limit the number of mutual fund choices offered to investors. Revenue sharing also may result in a broker-dealer's failure to recommend funds from which the brokerage firm is not being compensated by the funds' advisers, which some suggest could conflict with broker-dealers' responsibilities to recommend suitable investments.

12b-1 Plans Provide Alternative Means for Compensating Financial Professionals but Also Raise Concerns Over Costs

Previously, mutual funds distribution expenses were paid for either by charging investors a sales charge or load or by paying for such expenses out of the investment adviser's own profits. However, in 1980, SEC adopted rule 12b-1 under the Investment Company Act to help funds counter a period of net redemptions by allowing them to use fund assets to pay the expenses associated with the distribution of fund shares. Rule 12b-1 plans were envisioned as temporary measures to be used during periods of declining assets. Any activity that is primarily intended to result in the sale of mutual fund shares must be included as a 12b-1 expense and can include advertising; compensation of underwriters, dealers, and sales personnel; printing and mailing prospectuses to persons other than current shareholders; and printing and mailing sales literature.

To be allowed to use fund assets for marketing purposes, funds are required to adopt 12b-1 plans that outline how they intend to use these payments. A fund's written 12b-1 plan must describe all material aspects of the proposed financing of distribution and related agreements with distributors about how the plan is to be implemented. Before implementing a plan that will allow a fund to begin charging 12b-1 fees, rule 12b-1 requires fund shareholders and directors to approve 12b-1 plans and places other requirements on plan adoption. The plans must also be approved by a vote of a majority of outstanding shareholders and by a majority of funds' directors, including a majority of the fund's independent directors. Because such plans were envisioned to be of a limited duration, a majority of funds' directors, including a majority of the fund's independent directors, must also make various approvals on an ongoing basis, including approving the 12b-1 plans annually. They must also approve any amendment to the plan and approve on at least a quarterly basis the reports of plan expenditures and the purposes of the expenditures. 12b-1 plans must also provide for plan termination upon the vote of a majority of independent directors or a majority of shareholders.

In the adopting release for the rule, SEC presented various factors that directors should consider when approving a fund's 12b-1 plan. These factors were offered to provide guidance to directors in determining whether to use fund assets to bear expenses for fund distribution. The nine factors are shown in figure 1.

Figure 1: Factors Fund Directors Are to Consider in Voting to Approve or Continue 12b-1 Plans

1. The need for independent counsel or experts to assist the directors in reaching a determination.
2. The nature of the problems or circumstances which purportedly make implementation or continuation of such a plan necessary or appropriate.
3. The causes of such problems or circumstances.
4. The way in which the plan would address these problems or circumstances and how it would be expected to resolve or alleviate them, including the nature and approximate amount of the expenditures; the relationship of such expenditures to the overall cost structure of the fund; the nature of the anticipated benefits, and the time it would take for those benefits to be achieved.
5. The merits of possible alternative plans.
6. The interrelationship between the plan and the activities of any other person who finances or has financed distribution of the company's shares, including whether any payments by the company to such other person are made in such a manner as to constitute the indirect financing of distribution by the company.
7. The possible benefits of the plan to any other person relative to those expected to inure to the company.
8. The effect of the plan on existing shareholders.
9. In the case of a decision on whether to continue a plan, whether the plan has in fact produced the anticipated benefits for the company and its shareholders.

Source: SEC Release Nos. 33-6254 and IC-11414.

The 12b-1 fees that are used to pay marketing and distribution expenses are deducted directly from fund assets and are reported as a separate line item in the fund's fee table and included in funds' expense ratios. NASD, whose rules govern the distribution of fund shares by broker-dealers, limits the annual rate at which 12b-1 fees may be paid to broker-dealers to no more than 0.75 percent of a fund's average net assets per year.[21] Funds are allowed to include an additional service fee of up to 0.25 percent of average net assets each year to compensate sales professionals for providing ongoing services to investors or for maintaining their accounts. Therefore, 12b-1 fees included in a fund's total expense ratio are limited to a maximum of 1 percent per year. The actual dollar amount of distribution and service expenses paid under a fund's 12b-1 plan must be disclosed in an SAI, which supplements the prospectus, and in the fund's annual report.

As part of its oversight, SEC staff periodically examines mutual funds and their advisers for compliance with securities laws and rules and generally find that mutual fund boards adequately oversee their fund's 12b-1 plan. An SEC official told us that SEC examiners check to see that the directors and shareholders have approved 12b-1 plans and whether the funds have controls in place to ensure that relationships with distributors are reasonable, such as having the directors review 12b-1 fees. The official said that some examinations have found that funds lack adequate control procedures, but the SEC staff rarely have found serious material deficiencies.

12b-1 Plans Provide Additional Ways for Investors to Pay for Investment Advice and Fund Companies to Market Fund Shares

Rule 12b-1 provides investors an alternative way of paying for investment advice and purchases of fund shares. Funds can be sold directly to investors by a fund company or through financial intermediaries such as broker-dealers or financial advisers. According to ICI, approximately 80 percent of investors' mutual fund purchases are made through brokers, financial advisers, and other intermediaries, including employer-sponsored pension plans. Apart from 12b-1 fees, brokers can be paid with sales charges called "loads"; "front-end" loads are applied when shares in a fund are purchased and "back-end" loads when shares are redeemed. With a 12b-1 plan, the fund can finance the broker's compensation with installments deducted from fund assets over a period of several years. Thus, 12b-1 plans allow investors to consider the time-related objectives of their investment and possibly earn returns on the full amount of the money they have to

[21]NASD Conduct Rule 2830(d).

invest, rather than have a portion of their investment immediately deducted to pay their broker.

Rule 12b-1 has also made it possible for fund companies to market fund shares through a variety of share classes designed to help meet the different objectives of investors. For example, Class A shares might charge front-end loads to compensate brokers and may offer discounts called breakpoints for larger purchases of fund shares. Class B shares, alternatively, might not have front-end loads, but would impose asset-based 12b-1 fees to finance broker compensation over several years. Class B shares also might have deferred back-end loads if shares are redeemed within a certain number of years and might convert to Class A shares if held a certain number of years, such as 7 or 8 years. Class C shares might have a higher 12b-1 fee, but generally would not impose any front-end or back-end loads. While Class A shares might be more attractive to larger, more sophisticated investors who wanted to take advantage of the breakpoints, smaller investors, depending on how long they plan to hold the shares, might prefer Class B or C shares because no sales charges would be deducted from their initial investments.

Industry officials and analysts generally viewed the alternative marketing arrangements fostered by rule 12b-1 favorably. ICI and fund company officials generally agreed that rule 12b-1 plans gave fund distributors more options for offering investors multiple ways to pay for fund investments. For example, one company official said that 12b-1 plans have allowed investors to choose the type of fund in which they want to invest and have helped stabilize fund assets. Another official said that rule 12b-1 has provided investors choices on how to pay their broker, which investors have grown to like. He said that in his fund complex, 50 percent of shares are now held in Class B shares that charge 12b-1 fees as opposed to other share classes. A broker-dealer official that distributes funds said that 12b-1 plans are beneficial because the fees provide a revenue stream that encourages financial advisers to plan for the long-term. A mutual fund shareholders advocate said that this incentive is good because it would cause the financial advisers to recommend funds that will work out well for investors over time, rather than focus on earning front-end loads.

12b-1 Fees Raise Some Concerns Over Cost of Funds

Although providing alternative means for investors to pay for the advice of financial professionals, some concerns exist over the impact of 12b-1 fees on investors' costs. For example, an academic study of 3,861 multiple share class funds available at the end of 1997 found that funds with multiple share classes and 12b-1 fees also had higher management fees than those charged by funds with only a single share class, and, therefore, were more costly to investors before considering the additional expenses used to compensate their financial professional.[22] However, another study found that funds with 12b-1 fees might provide investors with greater performance. This study, which reviewed the risk-adjusted performance of a sample of 568 mutual funds for the period 1987-1992, found that 12b-1 plans increased fund expenses but on average generated higher risk-adjusted performance than funds with front-end loads. For this reason, the study concluded that investors should not avoid funds with 12b-1 plans.[23]

Questions involving funds with 12b-1 fees have also been raised over whether some investors are paying too much for their funds depending on which share class they purchase. Earlier in 2003, in federal court in Nashville, Tennessee, investors filed lawsuits against a brokerage firm alleging that the firms' brokers placed the investors' funds into share classes with higher 12b-1 fees when other share classes with different fee structures would have been more appropriate for the investors. A 1999 academic study also found that differing distribution arrangements cause broker-dealer sales representatives to be compensated differently depending on the class of shares they sell. These individuals, the study found, have monetary incentives to steer long-term investors to low load, high 12b-1 fee share classes and to steer short-term investors to high load, 12b-1 fee share classes.[24] However, depending on the time that they are likely to hold the investment, some investors would be better off investing in funds that charge a front-end load and have smaller 12b-1 fees than by purchasing shares in funds without loads but higher 12b-1 fees. The study noted that this conflict of interest between investors and brokers is most

[22]Lesseig, Vance P.; Long, D. Michael; and Smythe, Thomas I. "Gains to Mutual Fund Sponsors Offering Multiple Share Class Funds," *Journal of Financial Research* (March 1990).

[23]Dellva, Wilfred L. and Olson, Gerard T. "The Relationship Between Mutual Fund Fees and Expenses and Their Effects on Performance," *The Financial Review* (February 1998).

[24]O'Neal, Edward S., "Mutual Fund Share Classes and Broker Incentives," *Financial Analysts Journal* (September/October 1999).

serious when broker-dealer representatives advise relatively uninformed investors, who are more likely to seek advice on mutual fund investing.

In addition to concerns over 12b-1 fees, regulators have recently begun investigations of whether investors are receiving the appropriate discounts in mutual fund sales loads. In March 2003, NASD, NYSE, and SEC staff reported on the results of jointly administered examinations of 43 registered broker-dealers that sell mutual funds with a front-end load. The purpose of the examinations was to determine whether investors were receiving the benefit of available breakpoint discounts on front-end loads in mutual fund transactions. The examinations found that most of the brokerage firms examined, in some instances, did not provide customers with breakpoint discounts for which they appeared to have been eligible. In instances where investors were not afforded the benefit of a breakpoint discount, the average discount not provided was $364 per transaction. The most frequent causes for the broker-dealers not providing a breakpoint discount were not linking a customer's ownership of different funds within the same mutual fund family, not linking shares owned in a fund or fund family in all of a customer's accounts at the firm, and not linking shares owned in the same fund or fund family by persons related to the customer in accounts at the firm. The regulators concluded that many of the problems did not appear to have been intentional failures to charge correct loads. Among other things, the report noted that, although most of the firms had written supervisory procedures addressing breakpoints, the procedures often were not comprehensive.

SEC Report Recommended That Rule 12b-1 Be Updated to Reflect Changes in Fund Marketing

In a December 2000 report on mutual fund fees and expenses, staff in SEC's Division of Investment Management recommended that SEC consider reviewing the requirements of rule 12b-1 that govern how funds adopt and renew their 12b-1 plans.[25] The division's staff noted that modifications might be needed to reflect changes in the manner in which funds are marketed and distributed and the experience gained from observing how rule 12b-1 has operated since its adoption in 1980. The report noted that the development of multiple fund share classes permit investors to choose how distribution expenses are to be paid—for example, up front, in installments over time, or at redemption. Many funds that offer shares through broker-dealer fund supermarkets also adopt 12b-1 plans to pay for the fees that the sponsoring broker-dealer charges the funds sold through

[25]U.S. Securities and Exchange Commission, *Division of Investment Management: Report on Mutual Fund Fees and Expenses* (Washington, D.C.: December 2000).

their supermarket. The division's report noted that because these 12b-1 plans are essential to the funds' participation in these supermarkets, such plans could be viewed as indefinite commitments. Also since 1980, some fund distributors have been using 12b-1 receivable revenues as collateral to obtain loans to finance their distribution efforts. The SEC staff noted that such changes illustrate that 12b-1 fees have come to be used in different ways than were originally envisioned under the rule and that changes may be needed to reflect current practices. Because of these changes, the report noted that SEC should consider whether it needed to give additional or different guidance to fund directors with respect to their review of rule 12b-1 plans, including whether the nine factors published in the 1980 release of rule 12b-1 were still valid (shown in fig. 1 of this report).

Although SEC has not yet provided additional guidance on or updated rule 12b-1 to reflect market changes, SEC staff told us that any amendment of rule 12b-1 could also involve changes to how distribution fees and expenses are disclosed. One fund independent director with whom we spoke said that rule 12b-1 should be amended to allow payment only to broker-dealers with net sales of fund shares and broker-dealers with net redemptions would not be paid. He said that this change would make sense for rule 12b-1 to fulfill its original purpose of increasing fund assets.

Concerns Raised over Adequacy of 12b-1 Fee Disclosure

Some concerns have been raised over the adequacy of 12b-1 fee disclosures. A mutual fund shareholder advocacy organization has called for reform in the disclosure of fund distribution expenses to better inform investors of possible conflicts of interest that could compromise the adviser's responsibility to control fund costs and provide investors a satisfactory return. For example, this group notes that 12b-1 fee disclosure is misleading to investors because a fund's money can be paying for distribution expenses either through a 12b-1 fee or the adviser's management fee. However, the group asserts, the fee table in the prospectus could give the investor the impression all distribution expenses are covered by 12b-1 fees, while the fund adviser benefits from all of the expenses paid from fund assets, the group noted. The group also noted that 12b-1 disclosures do not inform investors of potential conflicts of interest affecting brokers because, based on the fee disclosures in the prospectus, an investor cannot determine whether his broker received compensation from the 12b-1 fees.

Revenue Sharing Arrangements Provide Additional Distribution Options and Are Increasingly Used to Compensate Fund Distributors

Revenue sharing payments are compensation that investment advisers pay from their profits to the broker-dealers that distribute their funds. Some broker-dealers whose sales representatives market mutual funds have narrowed their offerings of funds or created preferred lists of funds, which then become the funds that receive the most marketing by these broker-dealer sales representatives. In order to be selected as one of the preferred fund families on these lists, the mutual fund adviser often is required to compensate the broker-dealer firms. According to one research organization official, there are significantly fewer distributing broker-dealers than there are mutual fund investment advisers. As a result, the mutual fund distributors have the clout to require advisers to pay more to have their funds sold by the distributing broker-dealers staff. For example, distributors sometimes require investment advisers to share their profits and pay for expenses incurred by the distributing broker-dealers, such as advertising or marketing materials that are used by the distributing broker-dealers.

The revenue sharing payments that come from the adviser's profits may supplement distribution-related payments out of fund assets. As noted, funds may annually pay up to one percent of fund assets to distributors pursuant to 12b-1 plans. However, SEC officials state that revenue sharing arrangements, paid out of the adviser's management fee, can permit broker-dealer distributors to receive payments outside of the 12b-1 limits. Further, broker-dealers have discretion as to how to use these payments, including using them to defray expenses incurred in marketing funds or to invest them in other areas of the broker-dealer's business.

Mutual funds and their investment advisers also may make distribution payments or incur revenue sharing costs when they offer funds through mutual fund supermarkets. Various broker-dealers, including those affiliated with a mutual fund adviser, allow their customers to purchase through their brokerage accounts the shares of funds operated by a wide range of investment advisers. Although these fund supermarkets provide the advisers of participating funds with an additional means of acquiring investor dollars, the firms that provide such supermarkets generally require investment advisers or funds themselves to pay a certain percentage on the dollars attracted from purchases by customers of the firm's supermarket. For example, funds or advisers for the funds participating in the Charles Schwab One Source supermarket pay that broker-dealer firm up to 0.40 percent of the amount invested by that firm's customers. While some portion of those payments may be paid out of fund assets pursuant to 12b-1 plans, those payments also may represent sharing of advisory fees. Some or all of these payments may be for transfer agency and shareholder services.

According to SEC officials, revenue sharing is legitimate and consistent with provisions of rule 12b-1. SEC's adopting release of Rule 12b-1 states that the rule should apply to both direct and indirect distribution expenses. However, because there can be no precise definition of what expenses are indirect, SEC decided that fund directors, particularly independent directors, would bear the responsibility for determining on a case-by-case basis whether the use of fund assets for distribution is in compliance with the rule. SEC further noted that fund advisers can use the revenues they receive from their management fee to pay for distribution expenses as long as the adviser's profits are legitimate and not excessive.

Actual Amount of Revenue Sharing Occurring Is Unknown

Mutual funds are not required to disclose the revenue sharing payments made by their advisers as they are other distribution expenses paid by the funds. As noted above, any sales loads or 12b-1 fees that funds charge are disclosed in funds' prospectuses and annual reports. However, the amount of revenue sharing payments, which are paid out of the fund adviser's profits earned from the management fee or income from other sources, are not typically disclosed to investors, except for possible general disclosure in a fund's prospectus or SAI. Funds do disclose 12b-1 payments and may disclose that they may make other distribution-related payments but do not have to disclose the total amount paid or identify the recipients of those payments. As a result, complete data are not available on the extent to which mutual fund advisers are making revenue sharing payments. An industry researcher said that the cost of revenue sharing does not show up in advisers' financial reports because there is no line item for it and costs that fund advisers may incur to pay for sales meetings attended by broker-dealer staff or other promotion efforts are not specifically shown in fund adviser income statements. According to an article in one trade journal, revenue sharing payments made by major fund companies to broker-dealers may total as much as $2 billion per year. These amounts have been growing. According to the officials of a mutual fund research organization, revenue sharing costs are hard to quantify but are rising. For example, the organization reports that about 80 percent of fund companies that partner with major broker-dealers make cash revenue sharing payments.

Some Industry Participants Are Concerned that Revenue Sharing Could Negatively Impact Investors

The increased use of revenue sharing payments is raising concerns among some industry participants. Although revenue sharing payments are becoming a major expense for fund advisers, industry research organization officials told us that most fund advisers are not willing to publicly discuss the extent to which they are making such payments. A 2001 report on fund distribution practices states that "the details and levels of revenue sharing vary widely across the industry and are seldom codified in written contracts." In one industry magazine article, a mutual fund industry researcher referred to revenue sharing as "the dirty little secret of the mutual fund industry."

One of the concerns raised about revenue sharing payments is the effect on overall fund expenses. The 2001 research organization report on fund distribution practices noted that the extent to which revenue sharing may affect other fees that funds charge, such as 12b-1 fees or management fees, is uncertain. For example, the report noted that it was not clear whether the increase in revenue sharing payments had increased any fund's fees but noted that by reducing fund adviser profits, revenue sharing would likely prevent advisers from lowering their fees. In addition, fund directors normally would not question revenue sharing arrangements because they are paid from the adviser's profits, unless the payments are financed directly from fund assets as part of the adviser's management fee or a 12b-1 plan. Fund directors, however, in the course of their review of the advisory contract, consider the adviser's profits before marketing and distribution expenses, which also may limit the ability of advisers to shift these costs to the fund.

Revenue sharing payments may also create conflicts of interest between broker-dealers and their customers. By receiving compensation to emphasize the marketing of particular funds, broker-dealers and their sales representatives may have incentives to offer funds for reasons other than the needs of the investor. For example, these revenue sharing arrangements may have the effect of unduly focusing the attention of investors and their broker-dealers on particular mutual fund choices, which can reduce the number of funds they consider as part of the investment decision. That not only may lead to inferior investment choices, but may also reduce fee competition among funds. Finally, concerns have been raised that revenue sharing arrangements may conflict with securities self-regulatory organization rules requiring that brokers recommend purchasing a security only after ensuring that the investment is suitable given the investor's financial situation and risk profile.

Mutual fund officials' opinions about revenue sharing were mixed. Some of the fund officials with whom we spoke viewed revenue sharing as a cost of doing business, which enabled them to obtain "shelf space" for their funds with major broker-dealers and did not regard these arrangements as potentially conflicting with investors' interests. They explained that the payments are made directly to the brokerage firm and not to individual staff financial advisers. One fund official said that there would be no incentive for broker-dealers' sales staff to push certain funds, unless managers exerted pressure on sales staff to sell those funds. Officials of one large broker-dealer with whom we spoke said that their fund sales platform has an "open architecture" through which all participating funds' agreements and payments are the same, which creates a level playing field on which no funds are given priority. One fund official commented that NASD rules require that broker-dealers sales staff recommend funds that are most suitable to the individual investor's financial situation. However, in letters commenting on certain compensation arrangements among broker-dealers, ICI has stated that cash compensation creates potential conflicts of interest between the broker-dealer receiving the compensation and the customer because the sale of a recommended security could increase the compensation paid to the broker-dealer's sales representative.

Although the extent to which revenue sharing payments are affecting the appropriateness of the fund recommendations that broker-dealers make is not known, investor's complaints regarding mutual fund shares they purchased have recently increased dramatically. According to NASD statistics, the number of NASD-administered arbitration cases involving mutual funds have increased by over 900 percent from 121 cases in 1999 to 1,249 cases in 2002. According to NASD staff, about 34 percent of the 2002 cases involved complaints of unsuitable mutual fund purchases. The extent to which revenue sharing payments are involved with these cases is unknown and NASD staff said the likely reason behind the increase in arbitrations involving mutual funds is the decline in the stock market and the associated declines in mutual fund performance.

Extent to Which Investors Are Told About the Potential Conflict That Revenue Sharing Creates Is Unclear

Although revenue sharing payments can create conflicts of interest between broker-dealers and their clients, the extent to which broker-dealers disclose to their clients that their firms receive such payments from fund advisers is not clear. Rule 10b-10 under the Securities Exchange Act of 1934 requires, among other things, that broker-dealers provide customers with information about third-party compensation that broker-dealers receive in connection with securities transactions. While broker-dealers generally satisfy the requirements of rule 10b-10 by providing customers with written "confirmations," the rule does not specifically require broker-dealers to provide the required information about third-party compensation related to mutual fund purchases in any particular document. SEC staff told us that they interpret rule 10b-10 to permit broker-dealers to disclose third-party compensation related to mutual fund purchases through delivery of a fund prospectus that discusses the compensation. However, investors will not receive a confirmation, and may not view a prospectus, until after purchasing mutual fund shares. According to SEC staff, the compensation-disclosure requirements of rule 10b-10 in large part are geared toward providing investors with information that is useful over a course of dealing with a broker-dealer, rather than just one transaction. Information disclosed following the first transaction in a security can help the investor determine whether to continue to use that broker-dealer for future transactions. That is particularly applicable in the context of mutual funds, given that investors often purchase fund shares over time in a series of transactions.

Regulators and others acknowledged that additional disclosures may be necessary to better help investors assess the potential conflicts of interest associated with mutual fund transactions when distributing broker-dealers receive revenue sharing payments. According to SEC staff, additional disclosure is consistent with the principle that investors should be informed about the financial interest that their broker-dealers have with respect to mutual fund transactions. Additional disclosure about revenue sharing also may help investors be more sensitive to the question of whether they are being presented with an adequate range of investment choices within a fund class. SEC officials also told us that additional disclosure of revenue sharing payments may be justified so that investors can better assess whether the fund's advisory fees are excessive. SEC officials, in addition, noted that additional disclosure also might help promote fee competition among funds.

NASD officials said that mutual funds' revenue sharing arrangements with broker-dealers could present a conflict of interest for the broker-dealer. However, NASD looked at this issue in the past and found no hard evidence of sales representatives recommending unsuitable funds, but they acknowledged that making such a determination would be difficult. The NASD officials told us that it may be time to reexamine this issue. They said that NASD Rule 2830 prohibits member brokers from accepting compensation from fund advisers unless the funds disclose these payments in fund prospectuses. ICI has also endorsed regulatory rule changes that would require broker-dealers to disclose if they are receiving compensation from fund advisers, in addition to requiring disclosure of these payments in fund prospectuses. However, an official at one mutual fund adviser with whom we spoke said that disclosure of funds' revenue sharing agreements would not be helpful because it would include only their largest distributors and might mislead investors about the extent of revenue sharing.

Soft Dollar Arrangements Provide Benefits, but Could Also Have an Adverse Impact on Investors

Soft dollar arrangements allow investment advisers of mutual funds and other clients to use part of the brokerage commissions paid to broker-dealers that execute trades on the fund's behalf to obtain research and brokerage services that can potentially benefit fund investors but could increase the costs borne by their funds. The research and brokerage services that fund advisers obtain through the use of soft dollars can benefit a mutual fund investor by increasing the availability of research. This practice also creates potential conflicts of interest that could harm fund investors. Some industry participants argued that when mutual fund investment advisers use fund assets to pay brokerage commissions and receive research or brokerage services as part of soft dollar arrangements, such services improve the investment advisers' management of the fund. However, others expressed concerns that such arrangements create conflicts of interest that could result in fund advisers paying higher brokerage commissions than necessary, which increases costs to fund investors. Investors' expenses also could be higher if investment advisers use brokerage commissions to pay for research and brokerage services that they do not need or would otherwise pay for out of their own profits. Expenses to investors would also be higher if investment advisers traded more to generate and receive more soft dollar services. According to SEC, soft dollar arrangements could also compromise advisers' fiduciary responsibility to seek brokers capable of providing the best execution on fund trades by choosing broker-dealers on the basis of their soft dollar offerings. With these potential conflicts of interest in mind, several interested parties in the United States and abroad have made suggestions for how potential soft dollar abuses could be mitigated, although some of these actions could have other negative consequences.

Soft Dollars Pay for Research and Brokerage Services

When investment advisers buy or sell securities for a fund, they may have to pay the broker-dealers that execute these trades a commission using fund assets.[26] In return for brokerage commissions, many broker-dealers provide advisers with a bundle of services, including trade execution, access to analysts and traders, and research products. Soft dollar arrangements refer to the exchange of research and brokerage services from broker-dealers to fund advisers in return for brokerage commissions. For example, many full-service broker-dealers offer trade execution services, and in exchange for paying their stated institutional commission rate, advisers conducting trades through them could be entitled to research produced by the broker-dealers' analysts or receive priority notification of market or company-specific news. In addition to providing this proprietary research, these broker-dealers may also allow the fund adviser to generate soft dollar credits with a portion of the brokerage commissions paid that the fund adviser can then use to purchase other research from third parties. These third parties can be other broker-dealers, independent research or analytical firms, or service providers such as market data or trading systems software and hardware vendors. In a 1998 inspection report that documented reviews of soft dollar practices at 75 broker-dealers and 280 investment advisers and investment companies, SEC reported for every $1.70 in commissions paid to a broker-dealer, the adviser would receive $1.00 worth of soft dollar products and services.[27]

Soft dollar arrangements are not unique to the mutual fund industry. They are widely used by investment advisers who manage portfolios for other clients besides mutual funds, including pension funds, hedge funds, and individual retail clients.

Soft Dollar Arrangements Have Evolved Over Time

Many of the features of soft dollar arrangements that exist today are the result of regulatory changes in the 1970s. Until the mid-1970s, the commissions charged by all brokers were fixed at one equal price. To compete for commissions, broker-dealers differentiated themselves by offering research-related products and services to advisers. In 1975, to

[26]As noted previously, instead of commissions, broker-dealers executing trades also could be compensated through markups or spreads.

[27]U.S. Securities and Exchange Commission, *Inspection Report on the Soft Dollar Practices of Broker-Dealers, Investment Advisers and Mutual Funds* (Washington, D.C.: Sept. 22, 1998).

increase competition, SEC abolished fixed brokerage commission rates. However, investment advisers were concerned that they could be held in breach of their fiduciary duty to their clients to obtain best execution on trades if they paid anything but the lowest commission rate available to obtain research and brokerage services. In response, Congress created a "safe harbor" under section 28(e) of the Securities Exchange Act of 1934 that allowed advisers to pay more than the lowest available commission rate for security transactions in return for research and brokerage services and not be in breach of their fiduciary duty. In order to be protected against a claim of breach of fiduciary duty under this safe harbor, the adviser must make a good faith determination that the amount of commission paid is reasonable in relation to the value of the brokerage and research services provided by the broker-dealer.

The definition of what research and brokerage services can be obtained through soft dollar arrangements has evolved over time. In a 1976 release, SEC issued guidelines for determining when a product or service is within the meaning of brokerage and research services and available for the safe harbor under section 28(e). The 1976 guidelines provided the product or service must not be "readily and customarily available and offered to the general public on a commercial basis." In 1986, noting that this standard was difficult to apply and unduly restrictive in certain instances, SEC reinterpreted the safe harbor as permitting soft dollar arrangements to purchase products and services that "provide lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities," which could then include those commercially available to the public.[28] Under the revised interpretation, the cost of products and services that provide lawful and appropriate assistance, such as computer hardware and seminars, may be paid for with soft dollars.

[28]Securities; Brokerage and Research Services, Securities and Exchange Commission Release No. 34-23170, 51 F.R. 16004 (Apr. 23, 1986).

Although the Complete Extent of Soft Dollar Use Is Unknown, Soft Dollars Could Represent a Significant Portion of Trading Commissions

Because soft dollar research is often bundled, only aggregate value estimates of soft dollar arrangements are available. According to one industry research organization, the total amount paid in brokerage commissions for U.S. stocks totaled $8.6 billion in 2001, up from $7.7 billion in 2000.[29] Of this amount, industry participants estimate that 15 percent of total annual brokerage commissions, or roughly $1 billion, is used to obtain third-party research. However, this figure does not include the value of proprietary research, which cannot be unbundled as easily as third-party research. Moreover, in light of recent declines in fund assets, concern has been raised that advisers are under increased pressure to use soft dollars to pay for research rather than incur additional fund expenses.

Soft dollar products and services appear to represent a substantial portion of the cost of brokerage commissions on individual trades. Industry participants estimate that on average broker-dealers charge commissions of between $.05 and $.06 per share traded. In contrast, one industry expert has noted that it costs less than $.01 per share to execute a trade through an electronic communications network (ECN). ECNs are registered broker-dealers that operate as electronic exchanges. Because ECNs do not offer as many of the services offered by full service broker-dealers and execute trades electronically, the cost of executing trades through these brokers is lower. However, the estimated costs of trading on an ECN may not be representative of trading in all securities because most activity on ECNs involves widely traded, liquid stocks. Other estimates of the portion of individual brokerage commissions represented by soft dollars and execution services varied. One academic study, for example, attributes 67 percent of the cost of brokerage commissions on individual trades to soft dollars that pay for proprietary or third-party research.[30] However, recognizing that a portion of brokerage commissions goes towards broker-dealer profits, a consulting firm that specializes in mutual funds estimates more conservatively that soft dollars constitute 33 percent of brokerage commission costs.

Advisers who offer mutual funds use soft dollar arrangements to varying degrees. According to one SEC official, many fund companies do their own

[29]Greenwich Associates, *Commission and Soft-Dollar Practices in U.S. Equities* (May 3, 2002).

[30]M. Livingston and E.S. O'Neal, "Mutual Fund Brokerage Commissions," *The Journal of Financial Research* (Summer 1996).

research and thus have less use for broker-dealer or third-party research. Fixed-income funds, because their trades largely do not involve paying commissions, may not generate many soft dollar credits that could be used to obtain third-party research. However, one adviser of fixed-income funds with whom we spoke said that his firm does receive proprietary research from the full-service broker-dealers with whom they trade. Nine of the ten fund companies with whom we spoke also used soft dollars to varying degrees. One of the fund companies indicated that they did not engage in any soft dollar arrangements. However, this company specializes in indexed funds, which do not require research, and therefore seeks execution-only trades when it engages in portfolio transactions. Officials from other firms indicated that they limited the items that they obtained with soft dollars to research reports and analysis. On the other hand, some fund companies with whom we spoke indicated that their funds engaged in greater use of soft dollar arrangements for a variety of research and brokerage services permissible under section 28(e), including computer monitors and analytical software.

Disclosure of Soft Dollar Use to Mutual Fund Investors Is Limited

Fund advisers and investment companies must make some disclosure of their soft dollar arrangements, but these disclosures are not specific and not required to be routinely provided to mutual fund investors. Under the Investment Advisers Act of 1940, advisers must disclose details of their soft dollar arrangements in Part II of Form ADV, which is the form that investment advisers use to register with SEC and are required to send to their advisory clients. Specifically, Form ADV requires advisers to describe the factors considered in selecting brokers and determining the reasonableness of their commissions when the adviser has discretion in choosing brokers. If the value of the products, research and services given to the adviser affects the choice of brokers or the brokerage commission paid, the adviser must also describe the products, research and services and whether clients may pay commissions higher than those obtainable from other brokers in return for those products. The adviser is also to disclose whether research is used to service all of the adviser's accounts or just those accounts paying for it and any procedures the adviser used during the last fiscal year to direct client transactions to a particular broker in return for products and research services received. However, SEC staff told us that the Form ADV disclosures tend to use standardized language that is difficult for advisory clients to evaluate.

The information that investment advisers disclose about their choice of broker-dealers and their use of soft dollars in their Form ADV is not required to be routinely provided to mutual fund investors. As noted above, investment advisers are required to provide their Form ADV to their advisory clients. However, in the case of mutual funds, the client is considered to be the legal entity that is registered as the investment company with SEC and not the individual shareholders of the mutual fund. SEC rules also require advisers to disclose the aggregate brokerage commissions paid by the investment adviser with fund assets, the criteria for broker selection, and the products and services obtained through soft dollar arrangements in their SAI.[31] However, SAIs are only sent to investors upon request, and industry officials noted that investors rarely request SAIs. As a result, mutual fund shareholders do not routinely receive information about the extent to which their funds' advisers receives and uses soft dollar credits when making purchases or sales of the securities in the mutual funds that they own.

In addition to oversight of fees and fund distribution expenses, mutual fund directors also have a responsibility to monitor advisers' soft dollar arrangements to ensure best execution on portfolio trades. According to SEC, fund directors typically have access to more detailed information about an adviser's soft dollar practices than described in the Form ADV, including a list of brokers used and the total commissions dollars paid to each broker, the average commission rate per share by broker, the list of brokers with which the fund adviser has soft dollar arrangements and a description of research and brokerages services received by the fund. Additionally, directors often receive the advice of independent counsel about an adviser's soft dollar practices. Both SEC examiners and fund directors evaluate soft dollar arrangements in the context of whether advisers are getting best execution on portfolio transactions. Directors and

[31]The information that investment advisers are required to file with SEC that comprises the SAI is contained in Form N-1A, which is the registration statement for open-ended management investment companies. Information about soft dollar arrangements are also contained in Form N-SAR, which is the form registered management investment companies file with SEC on a semi-annual basis. Disclosures regarding brokerage practices are found in items 20, 21, 22, and 26 of this form. In particular, item 26 requires the fund to answer yes or no as to various considerations that affected the participation of brokers or dealers in commissions or other compensation paid on portfolio transactions of the fund. These considerations include sales of the fund's shares; receipt of investment research and statistical information; receipt of quotations for portfolio valuations; ability to execute portfolio transactions to obtain best price and execution; receipt of telephone line and wire services; affiliated status of the broker or dealer; and arrangements to return or credit part or all of commissions or profits thereon to the fund and other affiliated persons of the fund.

industry participants with whom we spoke indicated that boards evaluate how advisers use soft dollars, whether these charges are reasonable, and whether these arrangements affect best execution of portfolio transactions.

Soft Dollars Benefit Investors in Various Ways, but Could Also Increase Investor Costs or Raise Conflicts of Interest

Some industry participants argue that the use of soft dollar benefits investors in various ways. They note that the prevalence of soft dollar arrangements allow specialized, independent research to flourish, thereby providing money managers a wider choice of investment ideas. As a result, this research could contribute to better fund performance. The proliferation of research available as a result of soft dollars may also have other benefits. For example, an investment adviser official told us that the research on smaller companies for which soft dollars pay helps create a more efficient market for such companies' securities, resulting in greater market liquidity and lower spreads.

However, concerns have been raised about soft dollar arrangements because they could increase the costs that investors incur when investing in a mutual fund. For example, soft dollars could cause investors to pay higher brokerage commissions than they otherwise would, because advisers might choose broker-dealers on the basis of soft dollar products and services, not trade execution quality. As a result, soft dollar trades might have both higher brokerage commissions and worse trade execution. One academic study, for example, shows that trades executed by broker-dealers that specialize in providing soft dollar products and services tend to be more expensive than those executed through other broker-dealers, including full-service broker-dealers.[32] Soft dollar arrangements could also encourage advisers to trade more in order to pay for more soft dollar products and services. Overtrading would cause investors to pay more in brokerage commissions than they otherwise would. These arrangements might also tempt advisers to "over-consume" research because they were not paying for it directly. In turn, advisers might have less incentive to negotiate lower commissions, resulting in investors paying more for trades. Some believe soft dollars are used to purchase research and brokerage services for which advisers should pay out of their own profits and not out of fund assets. As a result, the investor assumes the direct financial burden for the advisers' costs.

[32]J.S. Conrad, K.M Johnson, and S. Wahal, "Institutional Trading and Soft Dollars," *Journal of Finance* (February 2001).

Concerns have also been expressed that the range of products and services that advisers are obtaining with client commissions might be too broad. Critics of soft dollar arrangements have argued that the 1986 principle has legitimized the use of investor dollars to pay for products and services with only marginal research applications, such as computer terminals, telephone bills, and magazine subscriptions. Using soft dollars for such services could harm investors because advisers have an incentive to freely obtain such services that they would otherwise have to pay for out of their profits.

SEC noted that mutual fund advisers tend to abide by the spirit of section 28(e) more diligently than other investment advisers. In 1996 and 1997, SEC examiners conducted an examination sweep into the soft dollar practices of broker-dealers, investment advisers and mutual funds. In their 1998 inspection report, SEC staff documented instances of soft dollars being used for products and services outside the safe harbor, as well as inadequate disclosure and bookkeeping of soft dollar arrangements. However, SEC staff indicated that their review found that mutual fund advisers engaged in far fewer soft dollar abuses than other types of advisers. They attributed mutual fund adviser compliance to the role that independent directors play in overseeing and approving advisers' soft dollar arrangements. The SEC staff also indicated that active involvement by legal counsel in the affairs of mutual funds may contribute to the relative lack of soft dollar abuses among mutual fund advisers as well.

Investment advisers also receive services in exchange for part of the brokerage commissions they pay with fund assets that directly reduce the costs borne by mutual fund investors. In these cases, instead of the adviser receiving research or brokerage services, the adviser, at the request of the fund board, could direct the broker-dealer executing a trade to use a portion of the commission paid to pay an expense of the mutual fund. For example, the executing broker-dealer could mail a payment to the fund's custodian for the services rendered to the mutual fund that could reduce the amount the fund itself would have to directly pay the custodian out of fund assets. Alternatively, the executing broker-dealer could rebate part of the brokerage commission to the fund in cash. Such directed brokerage arrangements do not fall under the section 28(e) safe harbor and do not present the same conflicts of interest as traditional soft dollar arrangements, because the investor, not the adviser, is directly benefiting from them. An industry participant has indicated that such arrangements are not very common in the mutual fund industry.

Regulators and Industry Participants Have Proposed Alternatives for Mitigating Potential Conflicts Involving Soft Dollar Use

As a result of its 1998 inspection report on its soft dollar examination sweep, SEC staff made several proposals that could help investors better evaluate advisers' use of soft dollars. In the examination sweep, SEC examiners found inconsistencies in how advisers and broker-dealers interpreted the section 28(e) safe harbor. Staff also found poor record keeping and internal controls for soft dollar arrangements and that advisers were not adequately disclosing their soft dollar usage. As a result, SEC staff recommended that Form ADV be modified to require more meaningful disclosure. To facilitate this disclosure, SEC staff also recommended that SEC publish the inspection report and issue additional guidance to clarify the scope of the safe harbor. SEC published the inspection report to reiterate guidance with respect to the scope of the safe harbor and to emphasize the obligations of broker-dealers, investment advisers, and investment companies that participate in soft dollar arrangements. This recommendation may help industry participants apply the standards articulated in the 1986 interpretive release more consistently and ensure that investor dollars only pay for research and brokerage services within the scope of section 28(e). Additionally, SEC staff recommended that SEC consider adopting a bookkeeping requirement. A bookkeeping requirement would enable advisers to disclose more easily to investors the products and services for which soft dollars are paying. It would also ensure that directors are able to receive information that fairly reflects the adviser's soft dollar arrangements. SEC staff told us that if the expanded disclosure and other changes envisioned in their sweep report were implemented, clients of investment advisers also would have more specific information that could allow them to evaluate the appropriateness of their own adviser's use of soft dollars. The Department of Labor, which oversees pension funds, and the Association for Investment Management and Research, which administers professional certification examinations for financial analysts, have also called for improved disclosure of soft dollar usage by investment advisers.[33]

[33]See Department of Labor Advisory Council on Employee Welfare and Benefit Plans, *Report of the Working Group on Soft Dollars/Commission Recapture* (Nov. 13, 1997); and Association for Investment Management and Research, AIMR Soft Dollar Standards (August 1999).

However, SEC has yet to implement some of these recommendations due to staff turnover and other high priority business. Except for publishing the inspection report and issuing interpretative guidance that classifies certain riskless principal transactions as falling under the section 28(e) safe harbor, SEC has not issued further guidance regarding soft dollars.[34] A soft dollar bookkeeping requirement has been discussed as part of a larger SEC initiative on bookkeeping, but no formal proposal has been presented. Finally, the SEC issued a proposed rule on Form ADV modifications in April 2000, which solicited comments on several changes that could force advisers to make more meaningful disclosures of soft dollar arrangements. However, this rule has not been adopted.[35] SEC staff told us that they have not taken further actions on these proposals due to staff turnover and the press of business in other areas.

Some industry participants are not convinced that greater disclosure would benefit investors. Form ADV is sent to advisory clients, not fund investors. Thus, the proposed disclosure requirements do not address the needs of fund investors. Investors do have access to information on a fund's soft dollar arrangements through the SAI, which is available upon request. However, representatives of one fund company with whom we spoke indicated that investors very rarely request SAIs. Industry participants also noted that it might be difficult for investors to evaluate an adviser's best execution policies, which are not uniform across funds. Moreover, more disclosure might lead investors to infer that soft dollar arrangements are necessarily harmful and therefore adverse to their best interests.

[34]In SEC Interpretation: Commission Guidance on the Scope of Section 28(e) of the Exchange Act, Securities and Exchange Commission Release No. 34-45194 (12/27/2001), SEC clarified that the term "commission" for purposes of the Section 28(e) safe harbor encompasses, among other things, certain riskless principal transactions.

[35]Proposed Rule: Electronic Filing by Investment Advisers; Proposed Amendments to Form ADV, Securities and Exchange Commission, Release No. IA-1862; 34-42620 (Apr. 5, 2000).

Some proposals would seek to restrict or ban the use of soft dollars in order to encourage brokerage commissions to fall. As a result of recommendations from a government-commissioned review of institutional investment in the United Kingdom, the Financial Services Authority (FSA), which regulates the financial services industry in that country, issued a consultation paper that argued that soft dollar arrangements create incentives for advisers to route trades to broker-dealers on the basis of soft dollar arrangements and, further, that these practices do not result in a good value for investors.[36] As a result of these findings, the paper proposed banning soft dollars for market pricing and information services, as well as various other products. This recommendation would provide a more direct incentive for advisers to consider what services are necessary for efficient fund management, which could lower investors costs by reducing the extent to which advisers use client funds for services that the adviser does not need. The paper also recommended that advisers quantify, or unbundle, the cost of all other soft dollar products and services and rebate those costs to investors' accounts with hard dollars, which would result in investors having lower trading costs in their funds.

Whether implementing the actions envisioned by the FSA's proposals is feasible is not certain. For example, FSA staff acknowledged that restricting soft dollar arrangements in the United Kingdom could hurt the international competitiveness of their fund industry because fund advisers outside their country would not have to comply with these restrictions. Such restrictions could also encourage UK advisers to move their operations elsewhere. In addition, SEC staff told us that implementing the FSA proposal would be more difficult here without legislative change because the United States has the statutory safe harbor under Section 28(e), whereas the United Kingdom does not.

We learned of another proposal related to soft dollars and brokerage commissions from an industry participant who was concerned that the general practice of full-service broker-dealers charging about $0.05 to $0.06 per share in commissions and then offering discounts in the form of soft dollars was serving to keep commissions artificially high. His first suggestion would be to ban soft dollar arrangements to obtain products

[36]See P. Myners, *Institutional Investment in the United Kingdom: A Review* (Mar. 6, 2001); and Financial Services Authority, *Bundled Brokerage and Soft Commission Arrangements* (April 2003).

and services with marginal research applications, forcing advisers to pay for these products with their own profits rather than with fund assets and therefore reducing the trading costs borne by fund investors. Another suggestion he had would have broker-dealers quantify the execution-only portion of their brokerage commissions. If this information were collected by SEC and reported as industry averages, mutual fund directors would have more information to use to evaluate their fund's trading activities.

However, many industry participants are skeptical about whether soft dollar arrangements contribute to investors paying higher brokerage commissions. For example, according to SEC officials and an industry participant, many broker-dealers claim that they would not negotiate lower commission rates with investment advisers regardless of whether an adviser was willing to forfeit soft dollar products and services in return. One group with whom we spoke suggested that soft dollars might be more of a volume rebate for brokerage than a factor influencing commission rates. Moreover, surveys of investment advisers and broker-dealers conducted in the United Kingdom found that third-party soft dollar arrangements were a very minor factor on which broker-dealers competed for business and advisers selected broker-dealers. These results suggest that advisers' incentive to compromise their fiduciary responsibility to seek best execution in return for generous soft dollar arrangements might be overstated.

Concern has also been raised about how the value of some soft dollar products and services could be fairly determined. Because proprietary soft dollar products and services are bundled, their values as individually purchased items are difficult to estimate. For example, SEC officials noted that it is hard to put a meaningful value on the cost of information exchanged in a phone call between a fund adviser and a broker-dealer. Nevertheless, brokerage commissions pay for this type of informal access. Some industry experts, including SEC, have noted that attempts to require the industry to quantify the value of soft dollar services could have a disproportionate impact on third-party research. Third-party research is free from the potential conflicts of interest that have recently tainted some proprietary research from brokerage houses. Additionally, several fund companies have indicated that they find research provided by specialized research firms does provide valuable insights into investment decisions. Because broker-dealers use soft dollar credits to purchase third-party research, its value is more easily determined than proprietary research. As a result, some have expressed concern that this distinction could make third-party research more vulnerable if regulatory changes were enacted.

Some have suggested that limiting the products and services that could be obtained with soft dollars might have some unintended consequences. According to some fund officials, this option could shift a greater financial burden onto advisers, who might be tempted to raise management fees as a result. While having investment advisers pay directly for research and brokerage services rather than receive them through soft dollars could increase the transparency of these arrangements, the increased costs to the adviser could cause advisers to seek fee increases or at least prevent further reductions in the fees advisers do charge.

Conclusions

Although mutual funds disclose considerable information about their costs to investors, some industry participants urge that additional disclosures are needed to further increase the awareness of investors of the fees they pay as part of investing in mutual funds and to encourage greater competition among mutual funds on the basis of these fees. The SEC staff's proposal to require funds to disclose the actual expenses in dollars based on an investment amount of $10,000 would provide investors with more information on fund fees and in a form that would allow for direct comparison across funds. If adopted, this will provide investors selecting among different funds with useful information prior to investing. However, additional disclosures could also improve investor awareness and the transparency of these fees. Providing existing investors with the specific dollar amounts of the fees paid on their shares and placing fee related disclosures in the quarterly account statements that investors receive would put mutual fund disclosures on comparable footing to many other financial services that already disclose specifically in dollars the cost of their services. Seeing the specific dollar amount paid on their shares could be the incentive that some investors need to take action to compare their fund's expenses to those of other funds and make more informed investment decisions on this basis. Such disclosures may also increasingly motivate fund companies to respond competitively by lowering fees.

Given the cost of producing such disclosures and the lack of data on the additional benefits to investors, the SEC staff have indicated that they were not certain that specific dollar disclosures are warranted. However, we believe that actively weighing the costs and benefits of providing additional disclosure is worthwhile. In addition, other less costly alternatives are also available that could increase investor awareness of the fees they are paying on their mutual funds by providing them with information on the fees they pay in the quarterly statements that provide information on an investor's share balance and account value. For example, one alternative that would not likely be overly expensive would be to require these quarterly statements to present the information that SEC has proposed be added to mutual fund's semiannual reports that would disclose the dollar amounts of a fund's fees based on a set investment amount. Doing so would place this additional fee disclosure in the document generally considered to be of the most interest to investors. An even less costly alternative could be to require quarterly statements to also include a notice that reminds investors that they pay fees and to check their prospectus and with their financial adviser for more information. If additional fee disclosures such as these were used to supplement the existing information already provided in prospectuses and semiannual reports, both prospective and existing investors in mutual funds would have access to valuable information about the relative costs of investing in different funds.

Mutual fund directors play a critical role in overseeing fund advisers activities and have been credited with ensuring that U.S. mutual funds have lower fees than those charged in other countries. However, the popularity of mutual fund investing and the increasing importance of such investments to investors' financial well being and ability to retire securely also increases the need for regulators and industry participants to continually seek to ensure that mutual fund corporate governance practices remain strong. The recent corporate scandals have resulted in various corporate governance reforms being proposed to improve the oversight of public companies by their boards of directors. We have supported regulatory and industry efforts to strengthen the corporate governance of public companies. Although many of the reforms being sought for public companies are already either embodied in regulatory requirements or recommended as best practices by the mutual fund industry group, additional improvements to mutual fund governance, such as mandating supermajorities of independent directors, are likely to continue to be considered by regulators and industry participants, which should further benefit mutual fund investors.

Although the ways that funds use 12b-1 fees has changed over time, these fees appear to have provided investors with increased flexibility in choosing how to pay for the services of the individual financial professionals providing them with advice on fund purchases. As a result, they appear to provide benefits to the large number of investors that require assistance with their financial decisions. The revenue sharing payments that funds make to broker-dealers illustrate that mutual funds must compete to obtain access to the distribution networks that these firms provide. How and the extent to which these payments affect the overall level of fees that fund investors pay is not clear. However, by compensating broker-dealers to market the funds of a particular company, they can introduce a conflict with the broker-dealer obligation to recommend the funds most suitable to the investor's needs. Further, even if the payments do not conflict with this obligation, the payments can result in financial professionals providing investors with fewer investment choices. Regulators acknowledged that the currently required disclosures might not provide needed transparency to investors at the time that mutual fund shares are being recommended for purchase. Having additional disclosures made at the time that fund shares are recommended about the compensation that a broker-dealer receives from fund companies could provide investors with more complete information to consider when making their investment decision.

Fund investors can benefit when their fund's investment adviser uses soft dollars to obtain research and brokerage services that benefit the fund or to pay other fund expenses. However, investment advisers may also use soft dollars for services that may just reduce the adviser's own expenses. The SEC staff has recommended various changes that would increase the transparency of soft dollar practices by clarifying the acceptable uses of soft dollars and providing fund investors and directors with more information about how their fund's adviser is using soft dollars. However, the rule proposal to expand advisers' disclosure of their use of soft dollars was issued about 3 years ago and has not yet been acted upon. In addition, the SEC staff have not developed and issued a formal rule proposal to implement its recommendation to require increased soft dollar recordkeeping by broker dealers and advisers that would increase the transparency of these arrangements. SEC relies on disclosure of information as a primary means of addressing potential conflicts between investors and financial professionals. However, by not acting on these soft dollar-related measures, investors and mutual fund directors have less complete and transparent information with which to evaluate the benefits and potential disadvantages of their fund adviser's use of soft dollars.

Recommendations

To promote greater investor awareness and competition among mutual funds on the basis of their fees, we recommend that the Chairman, SEC increase the transparency of the fees and practices that relate to mutual funds by

- considering the benefits of additional disclosure relating to mutual fund fees, including requiring more information in mutual fund account statements about the fees investors pay;
- evaluating ways to provide more information that investors could use to evaluate possible conflicts of interest resulting from any revenue sharing payments their broker-dealers receive; and
- evaluating ways to provide more information that fund investors and directors could use to better evaluate the benefits and potential disadvantages of their fund adviser's use of soft dollars, including considering and implementing the recommendations from its 1998 soft dollar examinations report.

Agency Comments and Our Evaluation

SEC and ICI generally agreed with the contents of this report. Regarding our recommendation that SEC consider additional ways to provide fee information to investors in account statements, the letter from the director of the Division of Investment Management notes that the SEC staff agreed that mutual fund shareholders need to understand the amount of fees that mutual funds charge and indicated that they would consider whether some form of fee disclosure could be included in account statements as they continue to evaluate the comments they have received on their proposed disclosure changes. Regarding our recommendations on increasing the amount of information disclosed about revenue sharing and soft dollar arrangements, the SEC staff also indicated that they intend to consider ways in which additional information about these practices could be disclosed.

The letter from the president of ICI notes that our report's discussion of mutual fund regulatory requirements is generally balanced and well informed. However, his letter indicates concern over how we compare the disclosures made by mutual fund fees to those made by other financial products. According to the letter, ICI staff are convinced that current mutual fund fee disclosures allow individuals to make much more informed and accurate decisions about the costs of their funds than do the disclosures made by other financial service firms. In particular, they indicated that they are not aware of any other financial product that is legally required to provide standardized information that reveals the exact level of all of its fees and expenses and projects their impact in dollar terms over various time periods.

We agree with ICI that mutual funds are already required to make considerable disclosures that are useful to investors for comparing the level of fees across funds. Although our report notes that, unlike mutual funds, other financial products generally do disclose their costs in specific dollar terms, we do not make a judgment as to whether the overall disclosures provided by these products are superior to that provided for mutual funds. Instead, we believe that supplementing the existing mutual fund disclosures with additional information, particularly in the account statements that provide investors with the exact number and value of their mutual fund shares, could also prove beneficial for increasing awareness of fees and prompting additional fee-based competition among funds.

The ICI's staff's letter also indicates that our report presents a thorough and useful discussion of the role played by independent directors in overseeing mutual fund fees. However, they expressed concern that mutual fund independent directors are not usually given sufficient credit for protecting fund shareholder interests. ICI noted that independent directors have helped keep the industry free of major scandal and that mutual fund governance standards, as set by the Investment Company Act of 1940, places strict requirements on funds that exceed the voluntary standards with which public companies are expected to adhere. We agree with ICI that independent directors have played important roles in overseeing funds and, in each of the issues addressed by our report, we discuss the actions taken by mutual fund directors to oversee the issues and that SEC reviews generally find that directors have fulfilled their duties in accordance with the law. However, given recent scandals and concerns related to corporate responsibility in the financial sector and the growing importance of fund investments to the financial health and retirement security of investors, continued debate by the Congress and among regulators and industry participants about the effectiveness of existing mutual fund corporate governance standards is appropriate. SEC's and ICI's written responses are shown in appendixes II and III.

As agreed with your offices, unless you publicly announce the contents of this report earlier, we plan no further distribution of this report until 30 days from the report date. At that time, we will provide copies of this report to the Chairman and the Ranking Minority Member, Senate Committee on Banking, Housing, and Urban Affairs, and the Ranking Minority Members, House Committee on Financial Services and its Subcommittee on Capital Markets, Insurance, and Government Sponsored Enterprises. Copies also will be provided to the Chairman, SEC; the President, ICI; and other interested parties. The report will also be available at no charge on GAO's home page at http://www.gao.gov.

If you or your staff have any questions regarding this report, please contact Mr. Cody Goebel or me at (202) 512-8678. GAO staff that made major contributions to this report are shown in appendix IV.

Richard J. Hillman
Director, Financial Markets
and Community Investment

Scope and Methodology

To describe mutual fund fee and trading cost disclosures and other financial product disclosures and the related costs we reviewed SEC rules and studies by academics and others, and various mutual fund company fund literature including prospectuses and SAIs, as well as prior GAO work. To evaluate the benefits of additional mutual fund cost disclosure we collected opinions from a judgmental sample of 15 certified financial planners with the use of a structured questionnaire.

To describe the role of mutual fund independent directors we reviewed federal laws and regulations, academic studies, and prior GAO work. We collected opinions from officials representing an independent directors association and from a judgmental sample of independent directors with the use of a structured questionnaire.

To obtain information on mutual fund distribution practices we interviewed officials of ten mutual fund companies, two broker-dealers, ICI, NASD, SEC, mutual fund research organizations, and investor advocacy organizations and individuals. We also reviewed and analyzed various documents and studies of mutual fund distribution practices.

To address the benefits and potential conflicts of interest raised by mutual funds' use of soft dollars, we spoke with the FSA and other industry experts on soft dollars. We also reviewed studies by regulators and industry experts on soft dollar arrangements. Some groups we spoke to had made specific recommendations for regulatory changes to soft dollar arrangements. To the extent possible, we discussed the potential advantages and disadvantages of these recommendations with officials of the ten mutual fund companies, two broker-dealers, ICI, NASD, SEC, mutual fund research organizations, and investor advocacy organizations and individuals.

For each of the topics we reviewed in this report we gathered views from staff at SEC, mutual fund company officials, broker-dealers, ICI, mutual fund research organizations, and investor advocacy organizations and individuals. We conducted our work in Washington, D.C.; Boston, MA; Kansas City, MO; Los Angeles, CA; New York, N.Y.; and San Francisco, CA, from February to June 2003, in accordance with generally accepted government auditing standards.

Comments from the Securities and Exchange Commission

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 2, 2003

Richard J. Hillman
Director, Financial Markets
and Community Investment
General Government Division
U.S. General Accounting Office
Washington, DC 20548

Re: GAO Draft Report
Mutual Funds: Greater Transparency Needed in Disclosures to Investors

Dear Mr. Hillman:

Thank you for the opportunity to comment on the General Accounting Office's draft report on mutual fund expense disclosures to investors. The report reviews a variety of issues relating to mutual fund fees, including: how mutual funds disclose their fees and related trading costs; the role of mutual fund directors in overseeing fees; the effect on investors of changes in the way in which mutual fund shares are marketed and distributed; and concerns related to mutual funds managers' use of soft dollars to obtain research and other services. I commend the GAO for contributing to the public dialog about these important matters.

The report raises important issues concerning the impact of mutual fund fees on investors. The major conclusion of the report is that additional disclosure could help increase investor awareness and understanding of mutual fund fees and, thereby, promote additional competition by funds on the basis of fees. The report makes three recommendations, each of which we address below.

I. Additional Disclosure Related to Mutual Fund Fees

First, the report recommends that the Commission consider the benefits of additional disclosure relating to mutual fund fees, including requiring mutual fund account statements to remind investors of the fees they pay.

We agree that shareholders need to understand the amount of fees that mutual funds charge. The primary focus of our disclosure effort has been to make fund fees and expenses more transparent to investors and to allow investors the ability to compare fees and expenses between different funds, as well as to educate investors about the importance of fees.

As you know, in December 2002 the Commission requested comment on a proposal to require mutual funds to include in reports to shareholders the dollar cost associated with a $10,000 investment.[1] In the proposal the Commission requested comment on whether there are better vehicles than annual and semi-annual reports to shareholders in which to include additional disclosure about fund expenses. The Commission also asked whether requiring disclosure of the actual costs paid by an individual investor in his or her account statements would be preferable, and if so, what benefits individualized cost disclosure in account statements would provide to investors that disclosure in shareholder reports of an initial $10,000 investment would not.

We currently are receiving and evaluating comments on the rule proposal. In formulating our recommendation to the Commission on how to proceed on this issue, we will consider whether some form of disclosure in account statements, including the disclosure recommended in your report, should be required.

II. Revenue Sharing Arrangements

Second, the report recommends the Commission evaluate ways to provide more information that investors could use to evaluate possible conflicts of interest resulting from any revenue sharing payments their broker-dealers receive.

A broker-dealer is generally required to disclose to its customer, in writing, at or before the completion of the transaction, that it has or will receive compensation from a third party for effecting the transaction for the customer. In particular, any broker-dealer that effects a purchase of fund shares for a customer must disclose to the customer the source and amount of any revenue-sharing payments that the broker-dealer receives, or will receive, from the fund's investment adviser.[2] A broker-dealer may satisfy this disclosure obligation by, among other things, delivering to its customer a copy of the fund's prospectus, at or before completion of the transaction, if the prospectus contains adequate disclosures.[3] Many funds disclose in their prospectuses information about their investment advisers' revenue-sharing payments to broker-dealers, which has the effect of facilitating the broker-dealers' compliance with that obligation.

The Commission is concerned about the disclosure of revenue sharing payments and recently has recognized that fund prospectuses are not designed to make the particular disclosures that broker-dealers must provide to their customers about their receipt of revenue sharing payments. The Commission therefore directed its staff to make recommendations to the Commission as to whether additional disclosure should be

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1 Investment Company Act Release No. 25870 (Dec. 18, 2002).

2 Rule 10b-10 under the Securities Exchange Act of 1934.

3 See "Securities Confirmations," Exchange Act Release No. 13508 at n.41 (May 5, 1977); Commission brief, Cohen v. Donaldson, Lufkin & Jenrette Securities Corp., reported as Press v. Quick & Reilly, Inc., 218 F.3d 121 (2d Cir. 2000) (No. 97-9159).

3

required or current disclosure further refined.[4] The Commission's staff currently is reviewing these issues.

III. Soft Dollars

Lastly, the report recommends that the Commission evaluate ways to provide more information that fund investors and directors could use to better evaluate the benefits and potential disadvantages of their fund adviser's use of soft dollars, including considering and implementing the recommendations from its 1998 soft dollar report.

The soft dollar report, among other things, recommended that the Commission amend form ADV to require more specific and meaningful soft dollar disclosure (including the availability of commission recapture to clients). The soft dollar report also recommended that the Commission require advisers who obtain soft dollar benefits from broker-dealers to maintain a detailed list of all products and services received from broker-dealers for soft dollars, and that broker-dealers provide to advisers a statement of products, services and research that they provided for the soft dollars.

The Commission has proposed amendments to Form ADV as recommended by the soft dollar report. The proposal would require an adviser who receives soft dollars to disclose the adviser's soft dollar practices and discuss the conflicts of interest that result. The proposed description of soft dollar practices must be specific enough for clients to understand the types of products or services the adviser is acquiring and to permit clients to evaluate the conflicts.

Additionally, the staff intends to make recommendations to the Commission concerning record keeping by including soft dollar record keeping requirements as part of an overall modernization of the record keeping requirements for investment advisers.

* * * * * * * * *

We recognize that investors need to be further educated about the fees and expenses that mutual funds charge. As part of our responsibilities in regulating mutual funds, we will consider the recommendations in your report very carefully in determining how best to inform investors about the importance of fees. Again, thank you for the opportunity to comment on your report.

Sincerely,

Paul F. Roye

Paul F. Roye
Director

[4] See Press v. Quick & Reilly, Inc., 218 F. 3d 121, 132 n. 13 (July 10, 2000).

Comments from the Investment Company Institute

INVESTMENT COMPANY INSTITUTE

MATTHEW P. FINK
PRESIDENT

June 2, 2003

Mr. Richard J. Hillman
Director, Financial Markets and Community Investment
General Government Division
U.S. General Accounting Office
441 G Street N.W.
Washington, D.C. 20548

Dear Mr. Hillman:

Thank you for providing us with the opportunity to comment on GAO's draft report entitled Mutual Funds: Greater Transparency Needed in Disclosures to Investors. Overall, we believe that the draft report thoughtfully considers several approaches to enhancing the transparency of mutual funds in ways that should assist current and prospective mutual fund shareholders in achieving their long-term investment goals.

In our view, effective regulation and extensive transparency are critically important reasons why so many Americans have come to rely on mutual fund investments to help secure their retirement and support their children's education. Yet we are also aware that simply adhering to what has worked in the past does not guarantee success in the future. The mutual fund industry therefore is committed to working with you, the U.S. Securities and Exchange Commission and leaders in Congress to support meaningful regulatory reforms that will enable mutual funds to continue to earn the trust and confidence of tens of millions of individual investors.

The draft report's discussion of mutual fund regulatory requirements is generally balanced and well informed. We do have one suggestion that, if addressed, would clarify and strengthen the report's discussion of fee disclosure practices among various financial services firms.

Specifically, we are concerned about the impression conveyed by the draft report's assessment of mutual fund fee disclosures relative to other financial services products. We believe very strongly that mutual fund fees are disclosed more thoroughly, accurately and effectively than the fees of any other financial service or product. The fact is that every individual considering a mutual fund investment, whether on his or her own or with the help of an adviser, enjoys ready access to simple and easy-to-use fee information. This information is clearly presented in a strictly regulated fee table that must appear prominently at the front of every fund prospectus. The fee table provides critical information, like the fund's expense ratio, that makes exact comparisons among funds easy and reliable. The expense ratio, along with the required example showing the impact of all of the fund's fees on a standard $10,000 investment, provides

1401 H STREET, NW • WASHINGTON, DC 20005-2148 • 202/326-5801 • FAX 202/326-5806 • EMAIL fink@ici.org

Richard J. Hillman
U.S. General Accounting Office
June 2, 2003
Page 2

key information to prospective investors, as well as to the media, information providers and others who offer views about mutual fund investments.[1]

We are convinced that these fee disclosures allow individuals to make much more informed and accurate decisions about the costs of their mutual funds than do the disclosures made by other financial service firms identified in the draft report. In particular, we are not aware of any other financial product or service that is legally required to provide standardized information that reveals the exact level of all of its fees and expenses and projects their impact in dollar terms, over various time periods. While the draft report does not suggest that mutual fund fee disclosures are inferior to those of other financial services, we are concerned that the discussion of products that provide "specific dollar disclosures" could convey this impression. For example, the draft report appears to cite favorably the manner in which specific costs are disclosed to mortgage borrowers. Omitted from the discussion, however, is the fact that mortgage borrowers often receive these disclosures as part of a blizzard of paperwork requirements, and that such disclosures are typically provided at a point when borrowers have little or no ability to evaluate similar costs among competing firms. As the Administration's Assistant Treasury Secretary for Financial Institutions said in late 2001, "[a]n effective disclosure scheme requires that borrowers are able to clearly understand their mortgage's terms and conditions and that the information be reliable. On both counts our current disclosure scheme appears to be lacking."[2]

We also would like to comment on the draft report's discussion of the duties of mutual fund independent directors. We believe the discussion is quite thorough, and provides a useful analysis of the manner in which they fulfill their fee-related responsibilities to fund shareholders. However, we remain concerned that mutual fund independent directors are too rarely given the credit they deserve for guarding against self-dealing, helping sustain the mutual fund industry's culture of strong compliance with the securities laws, and helping the industry remain largely free of major scandal. While there is compelling evidence that mutual fund directors have successfully overseen mutual fund fees, in part by negotiating schedules that produce substantial automatic reductions in fee levels when a fund's assets grow, we think it is important to stress that this is not the only important function independent directors perform. The report GAO authored three years ago – before the recent renewal of public attention to corporate governance matters – acknowledged that, "the law also places various other responsibilities [beyond fee-related duties] on fund directors that exceed those of the directors of a typical corporation."[3] More recently, an analysis in *The Boston Globe* pointed out

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[1] As you note in the draft report, the system of mutual fund fee disclosure may soon be enhanced. Assuming it is adopted by the SEC, reports that are sent to mutual fund shareholders twice each year will, for the first time, prominently feature fee disclosures, including exact dollars and cents costs based on a fixed dollar amount of an investment. In addition, the SEC has proposed and may soon adopt changes to mutual fund advertising rules that will require references to the fee disclosures in fund prospectuses.

[2] "Mortgage Reform and Predatory Lending: Addressing the Challenges," Remarks of the Hon. Sheila Bair, Assistant Treasury Secretary for Financial Institutions, November 8, 2001.

[3] "Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition," U.S. General Accounting Office (June 2000), p. 88, fn. 9.

Richard J. Hillman
U.S. General Accounting Office
June 2, 2003
Page 3

that governance standards at "public companies [were] behind mutual funds [because] the Investment Company Act of 1940 spells out the legal responsibilities of funds to their investors. Public companies follow voluntary codes of ethics when it comes to governance. Second, the SEC directly regulates mutual funds [but at] public companies, it has no authority to set corporate governance rules."[4]

Again, the Institute appreciates the opportunity to offer comments on the draft report. We also look forward to working constructively and expeditiously with you, the SEC and Members of Congress as the report is reviewed and the possibility of further regulatory improvements to an effective system of mutual fund fee disclosures are considered.

Very truly yours,

Matthew P. Fink

[4] Beth Healy, "A Model of Independence," The Boston Globe, July 5, 2002.

GAO Contacts and Staff Acknowledgments

GAO Contacts

Richard J. Hillman (202) 512-8678
Cody J. Goebel (202) 512-7329

Acknowledgments

In addition to the individuals named above, Toayoa Aldridge, Jonathan Altshul, Marc Molino, Robert Pollard, Barbara Roesmann, David Tarosky, and Sindy Udell made key contributions to this report.

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6/8/05 PR Newswire 14:57:00

PR Newswire

June 8, 2005

NASD Charges 15 Firms With Directed Brokerage Violations, Imposes Fines Totaling More Than $34 Million

WASHINGTON, June 8 · WASHINGTON, June 8 /PRNewswire/ -- NASD announced today that it has imposed fines totaling more than $34 million on 15 broker-dealers in connection with the receipt of directed brokerage in exchange for preferential treatment for certain mutual fund companies.

Today's cases, part of NASD's efforts to eliminate conflicts of interest in the sale of mutual funds, focus on brokerage firms involved in selling mutual funds to retail investors, as well as one mutual fund distributor. All of the cases involve violations of NASD's Anti-Reciprocal Rule, which prohibits firms from favoring the sale of shares of particular mutual funds on the basis of brokerage commissions received by the firm. Among other things, a firm may not recommend specific funds to sales personnel or establish preferred lists of funds in exchange for directed brokerage.

NASD found that the 14 retail firms, most of which sold funds offered by hundreds of different mutual fund complexes, operated "preferred partner" or "shelf space" programs that provided certain benefits to a relatively small number of mutual fund complexes in return for directed brokerage. The benefits to mutual fund complexes of these quid pro quo arrangements included, in various cases, higher visibility on the firms' internal websites, increased access to the firms' sales forces, participation in "top producer" or training meetings, and promotion of their funds on a broader basis than was available for other funds.

"When recommending mutual fund investments, firms must act on the basis of the merits of the funds and the investment objectives of the customers and not because of other benefits the brokerage firm will receive," said NASD Vice Chairman Mary L. Schapiro. "NASD's prohibition on the receipt of directed brokerage is designed to eliminate these conflicts of interest."

The mutual fund complexes that participated in these programs paid extra fees for enhanced visibility. The additional fees were typically based on a combination of sales and/or assets under management by the brokerage firm. Some of the complexes participating in the preferred partner programs paid part or all of the revenue sharing fees by the use of directed brokerage -- that is, by directing a portion of the trades in the portfolios they managed to the trading desks of the firms participating in the program.

For firms that did not have the capacity to provide trade execution, trades were sent to designated third parties, which then remitted a portion of the trading commissions to the retail firms - although they provided no services in connection with the trade. These commissions were sufficiently large to pay for the benefits received by the funds as well as the costs of trade execution.

The retail firms generally monitored the amount of directed brokerage received to ensure that the fund complexes were satisfying their revenue sharing obligations. The use of directed brokerage allowed the fund complexes to use assets of the mutual funds instead of their own money to meet their revenue sharing obligations.

NASD also censured and fined one mutual fund distributor, AllianceBernstein Investment Research and Management, Inc. AllianceBernstein paid for some of its shelf space obligations by having its affiliated investment adviser direct portfolio transactions to or for the benefit of firms to which the distributor owed revenue sharing fees.

The fifteen firms and their respective fines are as follows (firms noted with asterisks are wholly owned subsidiaries of AIG Advisor Group, Inc.)

Royal Alliance Associates, Inc.* $6,600,000 New York, NY H.D.
Vest Investment Services $4,015,000 Irving, TX AllianceBernstein
Investment Research and Management, Inc. $3,984,087 New York,
NY Linsco/Private Ledger Corp. $3,602,398 Boston, MA Wells
Fargo Investments, LLC $2,970,000 San Francisco, CA SunAmerica Se-
curities, Inc.* $2,500,000 Phoenix, AZ FSC Securities
Corp.* $2,400,000 Atlanta, GA Securities America,
Inc. $2,400,000 Omaha, NE RBC Dain Rauscher,
Inc. $1,700,000 Minneapolis, MN McDonald Investments
Inc. $1,500,000 Cleveland, OH AXA Advisors,
LLC $900,000 New York, NY Sentra Securities Corpora-
tion* and Spelman & Co., Inc.* (joint fine) $780,000 Phoenix,
AZ Advantage Capital Corp.* $450,000 Atlanta,
GA Advest, Inc. $286,415 Hartford, CT

The fines imposed on eight of the firms -- Royal Alliance Associates, SunAmerica Securities, FSC Securities Corp., Advantage Capital Corp., Sentra Securities Corp., Spelman & Co., RBC Dain Rauscher, and McDonald Investments -- included charges relating to their failure to retain emails as required by the federal securities laws and NASD rules.

The fine imposed on H.D. Vest Investment Services included charges related to violations of NASD rules relating to non-cash compensation. H.D. Vest reimbursed brokers' expenses incurred in connection with certain firm training and educational conferences based, in part, on the brokers' sales of funds that participated in its preferred partner program -- instead of giving equal weight to the sales of all mutual funds, as required by NASD rules.

H.D. Vest Investment Services, RBC Dain Rauscher, and McDonald Investments were also charged with violations of NASD's supervisory systems and procedures rule.

In settling these matters, the firms involved neither admitted nor denied the charges, but consented to the entry of NASD's findings.

NASD has brought five previous actions for similar violations, including a complaint that is still pending against American Fund Distributors and settlements with Quick & Reilly, Inc., Piper Jaffray & Co., Edward D. Jones & Co. L.P. and Morgan Stanley DW Inc.

Investors can obtain more information about, and the disciplinary record of, any NASD-registered broker or brokerage firm by using NASD's BrokerCheck. NASD makes BrokerCheck available at no charge to the public. In 2004, members of the public used this service to conduct more than 3.8 million searches and request almost 190,000 reports for existing brokers or firms. Investors can link directly to BrokerCheck at http://www.nasdbrokercheck.com. Investors can also access this service by calling 1-800-289-9999.

NASD is the leading private-sector provider of financial regulatory services, dedicated to investor protection and market integrity through effective and efficient regulation and complementary compliance and technology-based services. NASD touches virtually every aspect of the securities business -- from registering and educating all industry participants, to examining securities firms, enforcing both NASD rules and the federal securities laws, and administering the largest dispute resolution forum for investors and member firms. For more information, please visit our Web Site at http://www.nasd.com.

SOURCE NASD

CONTACT: Nancy Condon, +1-202-728-8379 or Herb Perone, +1-202-728-8464, both of NASD

---- INDEX REFERENCES ----

COMPANY: SUNAMERICA INC; QUICK AND REILLY INC; ROYAL BANK OF CANADA (THE); MCDONALD AND CO INVESTMENTS INC; PIPER JAFFRAY CO; AXA; MORGAN STANLEY; ADVEST GROUP INC

NEWS SUBJECT: (Joint Ventures (1JO05); Economics & Trade (1EC26); Corporate Groups & Ownership (1XO09))

INDUSTRY: (Investment Management (1IN34); Securities Investment (1SE57); Mutual Funds (1MU87); Financial Services (1FI37); Financial Services Regulatory (1FI03))

REGION: (USA (1US73); Americas (1AM92); New York (1NE72); North America (1NO39); California (1CA98))

Language: EN

OTHER INDEXING: (ADVANTAGE CAPITAL CORP; AIG ADVISOR GROUP; ALLIANCEBERNSTEIN INVESTMENT RESEARCH; AMERICAN FUND DISTRIBUTORS; ATLANTA GA ADVEST INC; AZ ADVANTAGE

CAPITAL CORP; BOSTON MA WELLS FARGO INVESTMENTS LLC; CLEVELAND OH AXA ADVISORS; D JONES CO; FSC SECURITIES CORP; HERB PERONE; LINSCO/PRIVATE LEDGER CORP; LLC; MCDONALD INVESTMENTS; MINNEAPOLIS MN MCDONALD INVESTMENTS INC; MORGAN STANLEY DW INC; NANCY CONDON; NASD; NEW YORK NY SENTRA SECURITIES CORP; OMAHA NE; PHOENIX; PHOENIX AZ; PIPER JAFFRAY CO; QUICK REILLY INC; RBC DAIN RAUSCHER; RBC DAIN RAUSCHER INC; ROYAL ALLIANCE ASSOCIATES; SECURITIES AMERICA INC; SENTRA SECURITIES CORP; SPELMAN CO; SPELMAN CO INC; SUNAMERICA SECURITIES; VEST INVESTMENT SERVICES) (Brokerage Violations; H.D. Vest; Imposes Fines Totaling; Mary L. Schapiro; Reciprocal) (District of Colum; New York; Texas; Massachusetts; California)

KEYWORDS: (FIN); (MFD)

COMPANY TERMS: NASD; ALLIANCEBERNSTEIN INVESTMENT RESEARCH AND MANAGEMENT INC; AIG ADVISOR GROUP INC; ROYAL ALLIANCE ASSOCIATES INC; HD VEST INVESTMENT SERVICES; LINSCO/PRIVATE LEDGER CORP; WELLS FARGO INVESTMENTS LLC; SUNAMERICA SECURITIES INC; FSC SECURITIES CORP; SECURITIES AMERICA INC; RBC DAIN RAUSCHER INC; MCDONALD INVESTMENTS INC; AXA ADVISORS LLC; SENTRA SECURITIES CORP; SPELMAN AND CO INC; ADVANTAGE CAPITAL CORP; ADVEST INC

Word Count: 1404
6/8/05 PRWIRE 14:57:00
END OF DOCUMENT

6/8/05 AP Alert - Fin. 15:35:06

AP Alert - Financial

June 8, 2005

DC NASD charges firms 06 08

bc-DC-NASD-charges-firms 06-08

1/8STK 3/8

1/8IN 3/8 FIN MFD

1/8SU 3/8

TO BUSINESS EDITOR:

NASD Charges 15 Firms With Directed Brokerage Violations,

Imposes Fines Totaling More Than $34 Million

WASHINGTON, June 8 /PRNewswire/ -- NASD announced today that it has imposed fines totaling more than $34 million on 15 broker-dealers in connection with the receipt of directed brokerage in exchange for preferential treatment for certain mutual fund companies.

Today's cases, part of NASD's efforts to eliminate conflicts of interest in the sale of mutual funds, focus on brokerage firms involved in selling mutual funds to retail investors, as well as one mutual fund distributor. All of the cases involve violations of NASD's Anti-Reciprocal Rule, which prohibits firms from favoring the sale of shares of particular mutual funds on the basis of brokerage commissions received by the firm. Among other things, a firm may not recommend specific funds to sales personnel or establish preferred lists of funds in exchange for directed brokerage.

NASD found that the 14 retail firms, most of which sold funds offered by hundreds of different mutual fund complexes, operated "preferred partner" or "shelf space" programs that provided certain benefits to a relatively small number of mutual fund complexes in return for directed brokerage. The benefits to mutual fund complexes of these quid pro quo arrangements included, in various cases, higher visibility on the firms' internal websites, increased access to the firms' sales forces, participation in "top producer" or training meetings, and promotion of their funds on a broader basis than was available for other funds.

"When recommending mutual fund investments, firms must act on the basis of the merits of the funds and the investment objectives of the customers and not because of other benefits the brokerage firm will receive," said NASD Vice Chairman Mary L. Schapiro. "NASD's prohibition on the receipt of directed brokerage is designed to eliminate these conflicts of interest."

The mutual fund complexes that participated in these programs paid extra fees for enhanced visibility. The additional fees were typically based on a combination of sales and/or assets under management by the brokerage firm.

Some of the complexes participating in the preferred partner programs paid part or all of the revenue sharing fees by the use of directed brokerage -- that is, by directing a portion of the trades in the portfolios they managed to the trading desks of the firms participating in the program.

For firms that did not have the capacity to provide trade execution, trades were sent to designated third parties, which then remitted a portion of the trading commissions to the retail firms - although they provided no services in connection with the trade. These commissions were sufficiently large to pay for the benefits received by the funds as well as the costs of trade execution.

The retail firms generally monitored the amount of directed brokerage received to ensure that the fund complexes were satisfying their revenue sharing obligations. The use of directed brokerage allowed the fund complexes to use assets of the mutual funds instead of their own money to meet their revenue sharing obligations.

NASD also censured and fined one mutual fund distributor, AllianceBernstein Investment Research and Management, Inc. AllianceBernstein paid for some of its shelf space obligations by having its affiliated investment adviser direct portfolio transactions to or for the benefit of firms to which the distributor owed revenue sharing fees.

The fifteen firms and their respective fines are as follows (firms noted with asterisks are wholly owned subsidiaries of AIG Advisor Group, Inc.)

Royal Alliance Associates, Inc.	$6,600,000	New York, NY
H.D. Vest Investment Services	$4,015,000	Irving, TX
AllianceBernstein Investment Research and Management, Inc.	$3,984,087	New York, NY
Linsco/Private Ledger Corp.	$3,602,398	Boston, MA
Wells Fargo Investments, LLC	$2,970,000	San Francisco, CA

SunAmerica Securities, Inc.	$2,500,000	Phoenix, AZ
FSC Securities Corp.	$2,400,000	Atlanta, GA
Securities America, Inc.	$2,400,000	Omaha, NE
RBC Dain Rauscher, Inc.	$1,700,000	Minneapolis, MN
McDonald Investments Inc.	$1,500,000	Cleveland, OH
AXA Advisors, LLC	$900,000	New York, NY
Sentra Securities Corporation and Spelman & Co., Inc. (joint fine)	$780,000	Phoenix, AZ
Advantage Capital Corp.	$450,000	Atlanta, GA
Advest, Inc.	$286,415	Hartford, CT

The fines imposed on eight of the firms -- Royal Alliance Associates, SunAmerica Securities, FSC Securities Corp., Advantage Capital Corp., Sentra Securities Corp., Spelman & Co., RBC Dain Rauscher, and McDonald Investments -- included charges relating to their failure to retain emails as required by the federal securities laws and NASD rules.

The fine imposed on H.D. Vest Investment Services included charges related to violations of NASD rules relating to non-cash compensation. H.D. Vest reimbursed brokers' expenses incurred in connection with certain firm training and educational conferences based, in part, on the brokers' sales of funds that participated in its preferred partner program -- instead of giving equal weight to the sales of all mutual funds, as required by NASD rules.

H.D. Vest Investment Services, RBC Dain Rauscher, and McDonald Investments were also charged with violations of NASD's supervisory systems and procedures rule.

In settling these matters, the firms involved neither admitted nor denied the charges, but consented to the entry of NASD's findings.

NASD has brought five previous actions for similar violations, including a complaint that is still pending against American Fund Distributors and settlements with Quick & Reilly, Inc., Piper Jaffray & Co., Edward D. Jones & Co. L.P. and Morgan Stanley DW Inc.

Investors can obtain more information about, and the disciplinary record of, any NASD-registered broker or brokerage firm by using NASD's BrokerCheck. NASD makes BrokerCheck available at no charge to the public. In 2004, members of the public used this service to conduct more than 3.8 million searches and request almost 190,000 reports for existing brokers or firms. Investors can link directly to BrokerCheck at http://www.nasdbrokercheck.com. Investors can also access this service by calling 1-800-289-9999.

NASD is the leading private-sector provider of financial regulatory services, dedicated to investor protection and market integrity through effective and efficient regulation and complementary compliance and technology-based services. NASD touches virtually every aspect of the securities business -- from registering and educating all industry participants, to examining securities firms, enforcing both NASD rules and the federal securities laws, and administering the largest dispute resolution forum for investors and member firms. For more information, please visit our Web Site at http://www.nasd.com.

SOURCE NASD

-0- 06/08/2005

/CONTACT: Nancy Condon, +1-202-728-8379 or Herb Perone, +1-202-728-8464, both of NASD/

/Web site: http://www.nasd.com

http://www.nasdbrokercheck.com/

CO: NASD; AllianceBernstein Investment Research and Management, Inc.; AIG Advisor Group, Inc.; Royal Alliance Associates, Inc.; H.D. Vest Investment Services; Linsco/Private Ledger Corp.; Wells Fargo Investments, LLC; SunAmerica Securities, Inc.; FSC Securities Corp.; Securities America, Inc.; RBC Dain Rauscher, Inc.; McDonald Investments Inc.; AXA Advisors, LLC; Sentra Securities Corporation; Spelman & Co., Inc.; Advantage Capital Corp.; Advest, Inc.

ST: District of Columbia, New York, Texas, Massachusetts, California, Arizona, Georgia, Nebraska, Minnesota, Ohio, Connecticut

IN: FIN MFD

SU:

JA

-- DCW016 --

9812 06/08/2005 10:57 EDT http://www.prnewswire.com

---- INDEX REFERENCES ----

COMPANY: SUNAMERICA INC; QUICK AND REILLY INC; ROYAL BANK OF CANADA (THE); AMERICAN INTERNATIONAL GROUP INC; MCDONALD AND CO INVESTMENTS INC; PIPER JAFFRAY CO; WELLS FARGO AND CO; MORGAN STANLEY

NEWS SUBJECT: (Joint Ventures (1JO05); Economics & Trade (1EC26); Corporate Groups & Ownership (1XO09))

INDUSTRY: (Investment Management (1IN34); Securities Investment (1SE57); Mutual

Funds (1MU87); Financial Services (1FI37); Financial Services Regulatory (1FI03))

REGION: (Americas (1AM92); Minnesota (1MI53); North America (1NO39); New England (1NE37); Georgia (1GE15); Massachusetts (1MA15); USA (1US73); Arizona (1AR13); Ohio (1OH35); New York (1NE72); Nebraska (1NE88); California (1CA98))

Language: EN

OTHER INDEXING: (ADVANTAGE CAPITAL CORP; ADVISOR GROUP INC; AIG; AIG ADVISOR GROUP; ALLIANCEBERNSTEIN INVESTMENT; ALLIANCEBERNSTEIN INVESTMENT RESEARCH; AXA ADVISORS; HERB PERONE; IMPOSES FINES TOTALING; INVESTMENT SERVICES; JA; LINSCO/PRIVATE LEDGER CORP; LLC; MCDONALD INVESTMENTS; MCDONALD INVESTMENTS INC; MFD; MORGAN STANLEY DW INC; NASD; NEBRASKA; PIPER JAFFRAY CO; QUICK REILLY INC; RBC DAIN RAUSCHER; RBC DAIN RAUSCHER INC; RESEARCH; ROYAL ALLIANCE ASSOCIATES; SECURITIES AMERICA INC; SECURITIES CORP; SENTRA; SENTRA SECURITIES CORP; SPELMAN CO; SPELMAN CO INC; SU; SUNAMERICA SECURITIES; SUNAMERICA SECURITIES INC; VEST INVESTMENT SERVICES; WELLS FARGO; WELLS FARGO INVESTMENTS LLC) (Advest; Arizona, Georgia; CO; Co.; Distributors; Edward D. Jones; H.D. Vest; Inc.; Mary L. Schapiro; Nancy Condon; Reciprocal; Web; Web Site) (United States; USA; NorthAmerica)

KEYWORDS: (f); (Financial); (Business)

Word Count: 1574
6/8/05 APALERTFIN 15:35:06
END OF DOCUMENT

6/8/05 Marketwatch 13:30:01

MarketWatch
Copyright 2005 MarketWatch.com

June 8, 2005

Brokers settle with NASD
Firms to pay $34M over undisclosed deals with funds

John Spence

BOSTON (MarketWatch) -- Fourteen brokerage firms and one fund distributor, including six subsidiaries of embroiled insurance company American International Group Inc. AIG, settled with the National Association of Securities Dealers Wednesday over undisclosed compensation arrangements they had with mutual-fund firms.

6/8/2005 2:03:44 PM BOSTON (MarketWatch) -- Fourteen brokerage firms and one fund distributor, including six subsidiaries of embroiled insurance company American International Group Inc. AIG, settled with the National Association of Securities Dealers Wednesday over undisclosed compensation arrangements they had with mutual-fund firms.

The firms have agreed to pay more than $34 million for receiving payments in the form of trading commissions, in exchange for promoting certain funds, the NASD said.

The AIG subsidiaries include: Royal Alliance Associates Inc., SunAmerica Securities Inc., FSC Securities Corp., Sentra Securities Corp, Spelman & Co. Inc. and Advantage Capital Corp.

Other firms involved in settlement are: H.D. Vest Investment Services, Alliance-Bernstein Investment Research and Management Inc., Linsco/Private Ledger Corp., Wells Fargo Investments, Securities America Inc., RBC Dain Rauscher Inc., McDonald Investments Inc., and AXA Advisors.

The cases involve violations of the NASD's Anti-Reciprocal Rule forbidding brokers from favoring fund companies based on brokerage commissions received.

As is typical in settlements of this nature, the firms neither admitted nor denied the charges, but consented to the entry of the NASD's filings, the regulator said.

"When recommending mutual fund investments, firms must act on the basis of the merits of the funds and the investment objectives of the customers and not because of other benefits the brokerage firm will receive," said NASD Vice Chairman Mary L.

Schapiro, in a prepared statement.

"NASD's prohibition on the receipt of directed brokerage is designed to eliminate these conflicts of interest," she added.

In recent years the NASD, the Securities and Exchange Commission and other regulators have been cracking down on undisclosed "directed brokerage" where brokers receive extra commissions from fund companies in exchange for listing the funds on preferred lists.

Aside from potential conflicts of interest, fund shareholders may not get the best prices on stock trades.

Shares of AIG lost 22 cents to $55.01 in afternoon dealings Wednesday.

---- INDEX REFERENCES ----

COMPANY: SUNAMERICA INC; ROYAL BANK OF CANADA (THE); MCDONALD AND CO INVESTMENTS INC; AMERICAN INTERNATIONAL GROUP INC

NEWS SUBJECT: (Economics & Trade (1EC26); Major Corporations (1MA93))

INDUSTRY: (Insurance Regulatory (1IN40); Investment Management (1IN34); Securities Investment (1SE57); Financial Services (1FI37); Insurance (1IN97); Financial Services Regulatory (1FI03); Insurance Brokerage (1IN33))

REGION: (USA (1US73); Americas (1AM92); North America (1NO39))

Language: EN

OTHER INDEXING: (ADVANTAGE CAPITAL CORP; AIG; ALLIANCE ASSOCIATES INC; ALLIANCE-BERNSTEIN INVESTMENT RESEARCH; AMERICAN INTERNATIONAL GROUP INC; AXA ADVISORS; EXCHANGE COMMISSION; LINSCO/PRIVATE LEDGER CORP WELLS FARGO INVESTMENTS SECURITIES AMERICA INC; MANAGEMENT INC; MCDONALD INVESTMENTS INC; NASD; NATIONAL ASSOCIATION OF SECURITIES DEALERS; RBC DAIN RAUSCHER INC; SECURITIES; SECURITIES CORP; SENTRA SECURITIES CORP; SPELMAN CO; SUNAMERICA SECURITIES INC; VEST INVESTMENT SERVICES) (Mary L. Schapiro; Reciprocal)

KEYWORDS: Mutual Funds; SEC; Markets/Exchanges; Market News

Word Count: 487
6/8/05 MKTWATCH 13:30:01
END OF DOCUMENT

6/9/05 L.A. Times 4
2005 WLNR 23333670

Los Angeles Times
Copyright 2005 Los Angeles Times

June 9, 2005

Section: Business

Markets
Brokerages Settle Fund-Sale Cases
Walter Hamilton
Times Staff Writer

NEW YORK Fifteen brokerage firms, including two units of San Francisco-based Wells Fargo & Co., settled charges Wednesday that they gave preferential treatment to mutual funds with which they had lucrative stock-trading arrangements.

The brokerages agreed to pay more than $34 million to settle investigations by the NASD, the securities industry's self-regulatory body, into whether the firms recommended funds to investors based on the stock-trading work received from fund companies.

The brokerages violated rules that bar them from favoring certain fund companies based on the volume of brokerage commissions they paid, according to the NASD, formerly the National Assn. of Securities Dealers.

Fund companies viewed the so-called directed-brokerage deals as a key way to stand out in a crowded field. They often were named to "preferred lists" and given special access to pitch themselves to salespeople at brokerage firms. Brokerages might offer products from 200 or more fund families but would typically name only 10 or 12 to preferred lists.

"When recommending mutual-fund investments, firms must act on the basis of the merits of the funds and the investment objectives of the customers, and not because of other benefits the brokerage firm will receive," Mary L. Schapiro, NASD vice chairwoman, said in a statement.

Regulators began focusing on directed brokerage almost two years ago amid a scandal over trading practices in the $7.9-trillion mutual fund industry. They worried that brokers were suggesting funds to individual investors based on hidden financial incentives rather than investors' best interests.

The Securities and Exchange Commission barred the use of directed brokerage last year.

Two Wells Fargo units -- San Francisco-based Wells Fargo Investments and Irving, Texas-based H.D. Vest Investment Services -- paid a total of almost $7 million to the NASD.

The NASD alleged that six fund companies directed trades to Wells Fargo Investments to be in its Preferred Partner program. They received "enhanced exposure," such as access to Wells Fargo salespeople and the right to send prospecting letters to Wells' customers.

The company said that it ceased directed brokerage in December 2003, before the SEC's prohibition of the practice. "We cooperated fully with the NASD during the course of the investigation," the company said, declining to comment further.

As is customary in such settlements, the 15 firms neither admitted nor denied the charges.

The NASD brought a high-profile directed-brokerage case in February against Los Angeles-based American Funds, alleging that it paid $100 million in commissions to about 50 brokerages from 2001 through 2003. American Funds, the third-largest U.S. mutual-fund manager, has denied that it did anything wrong.

Some industry experts say that directed brokerage, though unsavory, was well-known to regulators for years and that it is unfair to now charge brokerages or funds with improper activity.

In an interview, Barry Goldsmith, head of the NASD's enforcement unit, said fund managers can consider a brokerage's sales of its products when steering its trades. But many directed-brokerage arrangements have evolved into "institutionalized or standardized" agreements that clearly break the rules, he said.

"The cases we've brought are not cases that are close to the line," Goldsmith said. "This is a practice that has evolved -- and not in the right direction -- over time."

---- INDEX REFERENCES ----

COMPANY: AMERICAN FUNDS; WELLS FARGO AND CO; SEC SOCIETE EUROPEENNE DE COMMUNICATION; WELLS FARGO AND COMPANY (OLD)

NEWS SUBJECT: (Major Corporations (1MA93))

INDUSTRY: (Banking (1BA20); Investment Management (1IN34); Securities Investment (1SE57); Mutual Funds (1MU87); Financial Services (1FI37))

REGION: (USA (1US73); Americas (1AM92); North America (1NO39); California (1CA98))

Language: EN

OTHER INDEXING: (AMERICAN FUNDS; EXCHANGE COMMISSION; MARKETS BROKERAGES SETTLE FUND; NASD; NATIONAL ASSN; SEC; VEST INVESTMENT SERVICES; WELLS FARGO; WELLS FARGO CO; WELLS FARGO INVESTMENTS) (Barry Goldsmith; Fifteen; Goldsmith; Mary L. Schapiro; Securities; Securities Dealers)

KEYWORDS: BROKERAGE FIRMS; MUTUAL FUNDS; SETTLEMENTS; CONFLICT OF INTEREST

EDITION: Home Edition

Word Count: 687
6/9/05 LATIMES 4
END OF DOCUMENT

END